Form 20-F
period 2018-12-31
CooTek(Cayman)Inc.
filed 2019-04-15
CIK 1734262

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 001-38665

CooTek (Cayman) Inc.
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant’s Name Into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

Building 7, No. 2007 Hongmei Road, Xuhui District Shanghai, 201103 People’s Republic of China
(Address of Principal Executive Offices)

Jean Liqin Zhang, Chief Financial Officer Building 7, No. 2007 Hongmei Road, Xuhui District Shanghai, 201103 People’s Republic of China Phone: +86 21 6485-6352 Email: jean.zhang@cootek.cn
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American depositary shares, each representing 50 Class A ordinary share	New York Stock Exchange
Class A ordinary shares, par value US$0.00001 per share*	New York Stock Exchange*

*Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2018, there were 3,180,281,201 ordinary shares issued and outstanding, par value $0.00001 per share, being the sum of 2,934,056,736 Class A ordinary shares and 246,224,465 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepare its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

•                  “CooTek,” “we,” “us,” “our company” and “our” are to CooTek (Cayman) Inc., its subsidiaries and its consolidated affiliated entities;

•                  “China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•                  “Class A ordinary shares” are to our Class A ordinary shares of par value US$0.00001 per share;

•                  “Class B ordinary shares” are to our Class B ordinary shares of par value US$0.00001 per share;

•                  “shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.00001 per share;

•                  “ADSs” are to our American depositary shares, each of which represents 50 Class A ordinary shares;

•                  “ADRs” are to the American depositary receipts that evidence our ADSs;

•                  “AI” is to artificial intelligence;

•                  “DAUs” is to the number of active users of our products during a given day. For each individual product, we treat each mobile device on which at least one of the following actions is taken during a given day as one active user for that day: (i) activating or launching such product, (ii) logging in with the user account for such product, or (iii) any other actions that result in a successful network access to our services through such product. The DAUs of multiple products during a given day is the sum of active users of each such product for that day;

•                  “MAUs” is to the number of active users of our products during a given month. For each individual product, we treat each mobile device on which at least one of the following actions is taken during a given month as one active user for that month: (i) activating or launching such product, (ii) logging in with the user account for such product, or (iii) any other actions that result in a successful network access to our services through such product. The MAUs of multiple products during a given month is the sum of active users of each such product for that month;

•                  “our global products” is to the mobile applications that we develop and provide to our users and business partners, which excludes TouchPal Phonebook. TouchPal Phonebook targets the Chinese domestic market and is different from TouchPal Smart Input and our portfolio products that are designed for the global market (including China);

•                  “our portfolio products” is to the mobile applications that we develop and provide to our users and business partners, which excludes TouchPal Smart Input and TouchPal Phonebook;

•                  “RMB” and “Renminbi” are to the legal currency of China; and

•                  “US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors”, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•                  our mission and strategies;

•                  our future business development, financial conditions and results of operations;

•                  the expected growth of the mobile internet industry and mobile advertising industry;

•                  the expected growth of mobile advertising;

•                  our expectations regarding demand for and market acceptance of our products and services;

•                  competition in our industry; and

•                  relevant government policies and regulations relating to our industry.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Other sections of this annual report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income data for the years ended December 31, 2016, 2017 and 2018, selected consolidated balance sheet data as of December 31, 2017 and 2018 and selected consolidated cash flow data for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 2016 are derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2016	2017	2018
	(in US$, except for shares and per share data)
Selected Consolidated Statements of Operations Data:
Net revenues	11,030,079	37,334,966	134,109,632
Cost of revenues(1)	(20,158,565)	(20,101,386)	(14,932,713)
Gross (loss) profit	(9,128,486)	17,233,580	119,176,919
Operating expenses:
Sales and marketing expenses(1)	(9,396,663)	(20,161,353)	(80,729,626)
Research and development expenses(1)	(8,691,539)	(12,868,356)	(19,324,657)
General and administrative expenses(1)	(3,920,057)	(8,366,698)	(10,728,807)
Other operating income, net	605,890	190,338	1,609,159
Total operating expenses	(21,402,369)	(41,206,069)	(109,173,931)
(Loss) income from operations	(30,530,855)	(23,972,489)	10,002,988
Interest income, net	12,887	481,932	214,730
Foreign exchange losses, net	(188,631)	(169,556)	(70,033)
(Loss) income before income taxes	(30,706,599)	(23,660,113)	10,147,685
Income tax expense	—	(800)	(220)
Net (loss) income	(30,706,599)	(23,660,913)	10,147,465
Net (loss) income per ordinary share:
Basic	(0.03)	(0.03)	0.003
Diluted	(0.03)	(0.03)	0.003
Weighted average shares used in calculating net (loss) income per ordinary share:
Basic	912,551,946	898,781,587	1,464,257,884
Diluted	912,551,946	898,781,587	1,591,094,630

(1)         Share-based compensation was allocated in costs of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2016	2017	2018
		(in US$)
Cost of revenues	24,514	31,510	53,850
Sales and marketing expenses	35,298	70,707	127,095
Research and development expenses	445,084	544,786	1,788,724
General and administrative expenses	222,317	1,777,941	389,802
Total	727,213	2,424,944	2,359,471

	As of December 31,
	2016	2017	2018
		(in US$)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	41,056,314	26,720,158	84,859,915
Total current assets	47,870,981	43,738,752	113,176,169
Total assets	49,353,697	46,261,022	118,443,174
Total liabilities	13,454,721	14,814,770	34,120,379
Convertible redeemable preferred shares	136,455,592	156,367,810	—
Total shareholders’ (deficit) equity	(100,556,616)	(124,921,558)	84,322,795

	For the Year Ended December 31,
	2016	2017	2018
		(in US$)
Selected Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(28,435,452)	(28,049,152)	23,106,005
Net cash used in investing activities	(831,393)	(1,758,412)	(3,655,042)
Net cash provided by financing activities	51,306,960	14,401,620	40,169,171
Net increase (decrease) in cash, cash equivalents, and restricted cash	22,040,115	(15,405,944)	59,620,134
Cash, cash equivalents, and restricted cash at beginning of year	19,845,488	41,344,623	27,026,240
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(540,980)	1,087,561	(1,786,459)
Cash, cash equivalents, and restricted cash at end of year	41,344,623	27,026,240	84,859,915

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

If we fail to maintain or expand our user base, or if user engagement with our products declines, our business, financial condition and operating results may be materially and adversely affected.

The size of our active user base and the level of users’ engagement with our products are critical to our success. Our global products had an average of 157.7 million DAUs in December 2018, which grew from 104.8 million DAUs in December 2017, representing 50% year-on-year growth. Our financial performance has been and will continue to be significantly affected by our ability to grow and engage our active user base. As the size of our user base increases and our business enters a more mature stage of development over time, the growth rate of our user base may decline or become flat as a result of market saturation. In addition, we may fail to maintain or increase our user base or our users’ engagement if, among other things:

•                  we fail to innovate or develop new products and services that provide relevant content and satisfactory experience to, or are favorably received by, our users;

•                  we fail to respond to or adopt evolving technologies for product development on a timely and cost-effective basis;

•                  we fail to successfully market and monetize our existing and new mobile applications throughout their life cycles;

•                  we fail to develop products that are compatible with existing or new mobile devices, mobile operating systems or their respective upgrades;

•                  we fail to maintain or improve our technology infrastructure and security measures designed to protect our users’ personal privacy and data security;

•                  we lose users to competing products and services or due to concerns related to personal privacy and data security or other reasons;

•                  we fail to successfully implement our strategies related to the continued expansion of our global user base; or

•                  we are required by existing or new laws, regulations or government policies to implement changes to our products or services that are adverse to our business.

If we are unable to maintain or increase our user base and user engagement, our advertising services may become less attractive to our advertising customers, which may have a material and adverse impact on our business, financial condition and operating results.

We generate substantially all of our revenues from advertising. Our failure to attract or retain advertising customers, or a reduction in their spending with us, could seriously harm our business, operating results and growth prospects.

We generated 93.8% and 97.9 % of our revenues from mobile advertising services in 2017 and 2018, respectively. Advertisers purchase advertising services either directly from us or through third-party advertising exchanges and advertising agencies. Our advertising customers, including advertisers and advertising exchanges and agencies, typically do not have long-term contractual arrangements with us. They may be dissatisfied with our advertising services or perceive our advertising services as ineffective. In addition, new advertising formats emerge from time to time and customer preferences can change. We may not be able to adapt our products and services to future advertising formats or changing customer preferences on a timely and cost-effective basis.

We compete for advertising customers not only with other providers of digital advertising spaces, but also with other types of platforms and advertising service providers such as newspapers, magazines, billboards, television and radio. Some of our competitors have access to considerably greater financial and other resources for expanding their product offerings and present considerable challenges to gaining and maintaining additional market share.

If we fail to deliver advertising services in an effective manner, or if our advertising customers believe that placing advertisements through our products and services does not generate a competitive return when compared to placing advertisements through our competitors’ products, they may not continue to do business with us or they may only be willing to advertise with us at reduced prices. If our existing advertising customers reduce or discontinue their advertising spending with us, or if we fail to attract new advertising customers, our business, financial condition and results of operations could be materially and adversely affected.

We depend on certain third-party advertising exchanges and agencies for a large portion of our mobile advertising revenues.

We generate a large portion of our mobile advertising revenues from a limited number of third-party advertising exchanges and advertising agencies. Our top two advertising customers, which are advertising exchanges, accounted for approximately 65.4% of our total revenues in 2018. Our dependence on a limited number of advertising exchange customers increases their bargaining power and the need for us to maintain good relationships with them. The major advertising customers we work with typically offer standard terms and conditions that govern their contractual relationships with us. These standard terms and conditions in general allow either side to terminate the contractual relationship for any reason or no reason at all and with minimal notice and they generally do not provide for payment of any termination or compensatory fees. If any of these advertising customers we work with ceases to do business with us for any reason or alters its standard terms and conditions to our disadvantage, or if we fail to collect any significant amount of account receivables from these advertising customers, our business, financial conditions and operating results may be materially and adversely affected.

We provide sales rebates to certain PRC domestic advertising agencies in order to maintain good relationships with them and to incentivize them to maximize the volume of branding advertising business that they bring to us. In order to maintain the appropriate level of incentives for those advertising agencies, we may continue to incur expenses from providing such sales rebates, which could have an adverse effect on our financial conditions and operating results.

We rely on our business collaborations with third parties, including mobile device manufacturers and major digital distribution platforms, to maintain and expand our user base. Our failure to maintain good relationships with these business partners may materially and adversely affect our business and operating results.

We collaborate with various business partners to promote our products and enlarge our user base. We collaborate with mobile device manufacturers for the pre-installation of TouchPal Smart Input on new mobile devices as one way to distribute our product and to acquire users. There can be no guarantee that mobile device manufacturers will continue to pre-install TouchPal Smart Input or will agree to pre-install any of our other mobile applications on their devices. In addition, we use third-party digital distribution platforms such as Google Play and Apple App Store to distribute our mobile applications to users. The promotion and distribution of our mobile applications are subject to such digital distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these platforms. If we are unable to maintain good relationships with our business partners or the business of our business partners declines, the reach of our products and services may be adversely affected and our ability to maintain and expand our user base may decrease. Most of the agreements with our business partners, including mobile device manufacturers and digital distribution platforms, do not prohibit them from working with our competitors or from offering competing services. If our partner distribution platforms change their standard terms and conditions in a manner that is detrimental to our business, or if our business partners decide not to continue working with us or choose to devote more resources to supporting our competitors or their own competing products, we may not be able to find a substitute on commercially favorable terms, or at all, and our competitive advantages may be diminished.

We have significant international operations and plan to continue expanding our operations globally. We may face challenges and risks presented by our growing global operations, which may have a material and adverse impact on our business and operating results.

We are headquartered in China and provide our products and services to a global user base. We intend to continue the international expansion of our business operations and grow our user base globally. In December 2018, the user base of our global products reached an average of 157.7 million DAUs located in more than 240 countries and regions. The headquarters of our major advertising customers are located in the U.S. and China and therefore substantially all of our advertising revenues in 2017 and 2018 were derived from the U.S. and China.

We believe the sustainable growth of our business depends on our ability to increase the penetration of our products in both developed and emerging markets. Our continued international operations and global expansion may expose us to a number of challenges and risks, including:

•                  challenges in developing successful products and implementing effective marketing strategies that respectively target mobile internet users and advertising customers from various countries and with a diverse range of preferences and demands;

•                  difficulties in managing and overseeing global operations and in affording increased costs associated with doing business in multiple international locations;

•                  local competition;

•                  difficulties in integrating and managing potential foreign acquisitions or investments;

•                  compliance with applicable laws and regulations in various countries worldwide, including but not limited to internet content requirements, data security and data privacy requirements, intellectual property protection rules, exchange controls, and cash repatriation restrictions;

•                  fluctuations in currency exchange rates;

•                  political, social or economic instability in markets or regions in which we operate; and

•                  compliance with statutory equity requirements and management of tax consequences.

Our business, financial condition and results of operations may be materially and adversely affected by these challenges and risks associated with our global operations.

Our product development and monetization strategies are highly dependent on our technology capabilities and infrastructure. If the amount of user data generated on our products declines, or if we fail to enhance or upgrade our technologies at a competitive pace, the effectiveness of our business model may be harmed and our operating results may be materially and severely affected.

We depend on our technological capabilities and infrastructure to analyze our users’ preferences and needs and to generate valuable user insights. Active users of our products generate a large amount of data across our applications and in a variety of use cases on a daily basis. The data generated by our users lays the foundation for us to build our user profiles. By analyzing such user data with our big data analytics, AI and other relevant technologies, we aim to understand our users’ interests and needs for content in order to develop products that deliver relevant content catering to their interests and needs. Therefore, the effectiveness of our product development and monetization strategies is dependent on our ability to obtain and process data and to refine the algorithms used in processing such data. If we fail to maintain and expand the user base of our products to continually generate large amounts of user data, or if we fail to keep up with the rapid development and upgrade of big data analytics, AI and other relevant technologies on a timely and cost-effective basis, we may not be able to effectively grow and monetize our products, and our business and operating results may be materially and adversely affected.

We may not be able to sustain our historical growth and maintain the effectiveness of our monetization.

We have grown significantly over a relatively short period. Over the past three years, we have experienced rapid growth of the number of DAU and MAU of our global products. At the same time, our net revenues grew rapidly from US$11.0 million in 2016 to US$37.3 million in 2017, and further to US$134.1 million in 2018. Our advertising revenue increased by 251.5% from US$10.0 million in 2016 to US$35.0 million in 2017, and increased by 274.8% from 2017 to US$131.3 million in 2018. We may not be able to sustain a rate of growth in future periods similar to what we experienced in the past.

In addition, growing our revenue in the future depends on successfully building our global products besides TouchPal Smart Input. We monetize our user base primarily through mobile advertising. Advertising revenue derived from TouchPal Smart Input is estimated to have accounted for approximately 55%, 49% and 22% of our total advertising revenue in 2016, 2017 and 2018, respectively, and advertising revenue derived from our portfolio products to have accounted for nil, approximately 20% and 63% in 2016, 2017 and 2018, respectively. We expect that the share of revenues generated from our portfolio products to increase in the future. If we are unable to build new products which are attractive to users, our ability to effectively monetize our advertising services and grow our revenues may be materially impacted.

If we fail to correctly anticipate user preferences and develop and commercialize new products and services, we may fail to attract or retain existing users, the lifecycles of our mobile applications may end prematurely and our operating results may be materially and adversely affected.

Our success depends on our ability to maintain, grow and monetize our user base, which in turn depends on our ability to continually develop and commercialize new mobile applications, introduce new features or functions to our existing mobile applications and provide users with high-quality content and an enjoyable user experience. This is particularly important since the mobile internet industry is characterized by fast and frequent changes, including rapid technological evolution, shifting user demands, frequent introductions of new products and services, and constantly evolving industry standards, operating systems and practices. We launched our first mobile application, TouchPal Smart Input, in 2008, and have launched 15 portfolio products as of December 31, 2018. In December 2018, the user base of our global products reached an average of 157.7 million DAUs, and we intend to continue developing new products and services to attract more users who match our targeted profiles in the future. Our ability to roll out new or enhanced products and services depends on a number of factors, including timely and successful research and development efforts by us as well as correctly analyzing and predicting users’ interests and demands for content using our AI and big data analytical capabilities. If we fail to correctly analyze and predict users’ interests and demands for content, fail to cater to the anticipated needs and preferences of users, or fail to provide a superior user experience, our existing and new mobile applications may suffer from reduced user traffic or be unsuccessful in the market and our user base may decrease which in turn may impact our ability to earn advertising revenue. There can be no assurance that our new products and services will generate revenues or profits and we may not be able to recoup the investments and expenditures involved in such development. Our interim results may also experience significant fluctuations as we continue to invest in the development of new products and services.

In addition, as a result of rapidly evolving user preferences, our existing mobile applications may reach the end of their lifecycles prematurely. There can be no assurance that we will be able to correctly predict the lifecycles of our new mobile applications, our estimates regarding the lifecycles of our existing mobile applications may turn out to be incorrect, and our business, financial condition and results of operations may be materially and adversely affected.

Although we had a net income for the year ended December 31, 2018, we had a net loss for the years ended December 31, 2016 and 2017, and we may not be able to continue to be profitable in the foreseeable future.

For the years ended December 31, 2016 and 2017, we had a net loss of US$30.7 million and US$23.7 million, respectively, and negative cash flows from operations of US$28.4 million and US$28.0 million, respectively. Although we achieved net income of US$10.1 million and positive cash flows from operations of US$23.1 million in 2018, we may not continue to be profitable. As of December 31, 2018, we had an accumulated deficit of US$116.8 million. Our future revenue growth and profitability will depend on a variety of factors, many of which are beyond our control. These factors include market acceptance of our products, the effectiveness of our monetization strategy, market competition, macro-economic and regulatory environment. We also expect our costs to increase in the future as we continue to expand our operations internationally and to increase our investments in research and development. As a result, we may not continue to generate net income and positive cash flows from operations for the foreseeable future.

Our advertising services may display advertisements when our products are in use, or insert promoted marketing messages into users’ feeds, which may negatively affect user experience and may lead to a decline in user engagement and, in turn, a reduction in revenues generated from our advertising services.

We primarily generate revenues by distributing advertisements to targeted audience through our products. Advertisements are displayed in various formats when users launch or exit our products, in our theme stores or in-app stores, and in customized news feeds, among others. See “Item 4. Information on the Company—B. Business Overview—Monetization.” It is important for us to balance the frequency, prominence, size and content of advertisements that we display against ensuring a favorable user experience of our products. If our users find the advertisements displayed irrelevant, disturbing or negatively affecting their user experience of our products, they may become less engaged or stop using our products altogether. Furthermore, if advertisements contain controversial, false or misleading content, or the marketing messages we display or the products or services we advertise result in negative emotions or associations in our users, the user experience of our products could be diminished, our financial results could suffer and our reputation could be damaged. If we are unable to deliver advertisements in a way that is acceptable or favorable to our users, our users may not maintain the current level of engagement, and our advertising customers may perceive our advertising services as ineffective in generating a competitive return for them. As a result, our revenues may decline and our business, financial conditions and operating results may be materially and adversely affected.

Data privacy concerns relating to our products and current practices may, particularly in light of increased regulatory scrutiny of and user expectations regarding the processing, collection, use, storage, dissemination, transfer and disposal of user data, require changes to our business practices and may result in declines in user growth or engagement, increased costs of operations and threats of lawsuits, enforcement actions and related liabilities, including financial penalties.

Recently, companies’ practices regarding collection, use, retention, transfer, disclosure and security of user data have been, and continue to be, the subject of enhanced regulations and increased public scrutiny. The regulatory frameworks regarding privacy issues in many jurisdictions are constantly evolving and can be subject to significant changes from time to time, and therefore we may not be able to comprehensively assess the scope and extent of our compliance responsibility at a global level. Moreover, certain of our users, particularly those in the United States and Europe, may have strong expectations for the level of privacy afforded to their personal data and the content of their communications. Further, the developing requirements around clear and prominent privacy notices (including in the context of obtaining informed and specific consent to the collection and processing of personal data, if applicable) can potentially deter users from consenting to certain uses of their personal information. In general, negative publicity of us or our industry regarding actual or perceived violations of our users’ privacy-related rights may also impair users’ trust in our privacy practices and make them reluctant to give their consent to share their data with us.

Many jurisdictions, including China and the U.S., continue to consider the need for greater regulation or reform to the existing regulatory framework. In the U.S., all 50 states have now passed laws to regulate the actions that a business must take in the event of a data breach, such as prompt disclosure and notification to affected users and regulatory authorities. In addition to the data breach notification laws, some states have also enacted statutes and rules requiring businesses to reasonably protect certain types of personal information they hold or to otherwise comply with certain specified data security requirements for personal information. Additionally, the U.S. federal and state governments will likely continue to consider the need for greater regulation aimed at restricting certain uses of personal data for targeted advertising. In the European Union, or EU, the General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, increased our burden of regulatory compliance and requires us to change certain of our privacy and data security practices in order to achieve compliance. The GDPR implements more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The GDPR further provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes to our operating model. Under the GDPR, fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for non-compliance, which significantly increases our potential financial exposure for non-compliance. However, with limited precedence on the interpretation and application of GDPR and limited guidance from EU regulators, the application of GDPR to the provision of internet services remains unsettled. The Company has adopted policies and procedures in compliance with the GDPR, however, such policies and procedures may need to be updated when additional information concerning the best practices is made available through guidance from regulators or published enforcement decisions. Finally, in China, the PRC Cybersecurity Law, which became effective in June 2017, leaves substantial uncertainty as to the circumstances and standard under which the law would apply and violations would be found. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Personal Privacy and Data Protection.”

Outside of the U.S. and the EU, many jurisdictions have adopted or are adopting new data privacy and data protection laws that may impose further onerous compliance requirements, such as data localization, which prohibits companies from storing data relating to resident individuals in data centers outside the jurisdiction. The proliferation of such laws within jurisdictions and countries in which we operate may result in conflicting and contradictory requirements.

In order for us to maintain or become compliant with applicable laws as they come into effect, it may require substantial expenditures on resources to continually evaluate our policies and processes and adapt to new requirements that are or become applicable to us. Complying with any additional or new regulatory requirements on a jurisdiction-by-jurisdiction basis would impose significant burdens and costs on our operations or may require us to alter our business practices. While we strive to protect our users’ privacy and data security and to comply with material data protection laws and regulations applicable to us, it is possible that our practices are, and will continue to be, inconsistent with certain regulatory requirements. Our international business expansion could be adversely affected if these laws and regulations are interpreted or implemented in a manner that is inconsistent with our current business practices or that requires changes to these practices. In particular, the large amount of user data generated on and collected from our products has been, and will continue to be, critical for our business model, including to enable us to understand our users’ interests and demands for content, improve their user experience with our products and services and deliver targeted advertising. Therefore, if these laws and regulations materially limit our ability to collect and use our users’ data, our ability to continue our current operations without modification, develop new services or features of the products and expand our user base will be impaired. Any failure or perceived failure by us to comply with applicable data privacy laws and regulations, including in relation to the collection of necessary end-user consents and providing end-users with sufficient information with respect to our use of their personal data may result in fines and penalties imposed by regulators, governmental enforcement actions (including enforcement orders requiring us to cease collecting or processing data in a certain way), litigation and/or adverse publicity. Proceedings against us, regulatory, civil or otherwise, could force us to spend money and devote resources in the defense or settlement of, and remediation related to, such proceedings. Furthermore, any of the foregoing consequences could damage our reputation and discourage current and potential users from using our mobile applications. In addition, as users’ expectations and regulatory attitudes with respect to personal privacy and data security continue to evolve, future regulations on the extent to which personal information and user-generated data can be used by us or shared with third parties may adversely affect our ability to leverage and derive economic value from the data that our users generate and share with us, which may limit our ability to carry out targeted advertising and thereby result in a decline in the mobile advertising revenues upon which our revenues are dependent.

If we fail to prevent security breaches, cyber-attacks or other unauthorized access to our systems or our users’ data, we may be exposed to significant consequences, including legal and financial exposure and loss of users, and our reputation, business and operating results may be materially and adversely affected.

We collect, store, transmit and process a large volume of personal and other sensitive data generated by our users through their interactions with our products. Although we have taken various security measures and adopted robust internal policies to protect our users’ personal privacy and data security, we may nevertheless be exposed to risks of security breaches or unauthorized access to or cyber-attacks on our systems or the data we store. Given the size of our user base, and the types and volume of personal data on our systems, we believe that we may be a particularly attractive target for security breaches and cyber-attacks. Our efforts to protect our data may be unsuccessful due to software “bugs”, system errors or other technical deficiencies, mistakes or malfeasance of our employees or contractors, vulnerabilities of our vendors and service providers, or other cybersecurity-related vulnerabilities. Any failure to prevent or mitigate security breaches, cyber-attacks or other unauthorized access to our systems or disclosure of our users’ data, including personal information, could result in loss or misuse of such data, interruptions to the services we provide, diminished user experience, loss of user confidence and trust in our products, impairment of our network and technological infrastructure, and harm to our reputation and business, significant legal and financial exposure and potential lawsuits brought by private individuals or regulators. We have invested and will continue to devote resources to maintain strong  security protections that shield our systems and our users’ data against bugs, theft, misuse or security vulnerabilities or breaches. Although we have developed systems and processes that are designed to prevent and detect security breaches and protect our users’ data, we cannot guarantee that such measures will be sufficient defenses against the evolving techniques used to obtain unauthorized access, disable or degrade services or sabotage systems. In addition, as our data centers and servers are dispersed around the world, we may incur significant costs in protecting them against, or remediating, security breaches and cyber-attacks.

We have been and may continue to be subject to notices or complaints alleging our infringement of copyrights and delivery of illegal or inappropriate content through our products, which could lead to suspension or removal of such products from digital distribution platforms, a decrease of our user base, and a significantly adverse impact on our financial results and our reputation.

In the ordinary course of our business, we and digital distribution platforms, such as Google Play and Apple App Store, have received, and may from time to time in the future receive, notices or complaints from third parties alleging that certain of our products infringe copyrights, deliver illegal, fraudulent, pornographic, violent, bullying or other inappropriate content, or otherwise fail to comply with applicable rules and regulations. Upon receipt of such notices or complaints, those digital distribution platforms may suspend or remove such products from such platforms. The processes for appealing such suspensions and removals with those platforms could be time-consuming, and we cannot guarantee that our appeals will always prevail or that any such suspended or removed application will be made available again. Such suspensions and removals of our products could lead to a decrease of our user base and, if they occur frequently and/or in a large scale, could significantly adversely affect our reputation, business operation and financial performance.

Our products and internal systems rely on software that is highly technical, and if it contains undetected errors or vulnerabilities, our business could be adversely affected.

Our products and internal systems rely on numerous proprietary and licensed software that is highly technical and complex. In addition, our products and internal systems depend on the ability of certain software to encrypt, store, retrieve, process, and manage large amounts of data. The software on which we rely now or in the future may contain undetected errors, bugs, or vulnerabilities that may not be discovered until after the relevant source code is released and examined. Errors, vulnerabilities, or other design defects within the software on which we rely may result in a negative experience for users of our products, delay product introductions or enhancements, compromise our ability to protect the data of our users and/or our intellectual property or lead to reductions in our ability to provide some or all of our services. In addition, any errors, bugs, vulnerabilities, or defects discovered in the software on which we rely, and any associated degradations or interruptions of service, could result in damage to our reputation, loss of users, loss of revenue, or liability for damages, any of which could materially and adversely affect our business and operating results.

The industry in which our business operates is highly competitive. If we fail to compete effectively, our business will suffer.

We face intense competition in every aspect of our business, including competition for users, usage time, advertising customers, technology, and highly-skilled employees. Our TouchPal Smart Input competes primarily with default mobile device input methods, including Gboard, Samsung mobile keyboard and Apple’s default mobile device input method, as well as other alternative input method products for mobile devices that offer similar language prediction capabilities and other smart features, such as Microsoft/SwiftKey. Our portfolio products such as HiFit compete with applications of the same or a similar kind. Talia may face competition from other intelligent personal assistant products such as Apple’s Siri, Amazon’s Alexa, Microsoft’s Cortana and Google’s Assistant if we further develop Talia into an independent mobile application not integrated with TouchPal Smart Input. In addition, we compete with all major internet companies for user attention and advertising spend.

We compete with other developers of mobile applications for users, usage time and advertising customers on the basis of quality, features, availability and ease of use of products and services, and the number and quality of advertising distribution channels. We also compete with other developers for talented employees with technological expertise that is crucial for the sustained development of successful products and services. Our competitors may operate with more efficient business models and cost structures. They may prove more adaptable to new technological and other market developments than we are. Many of our competitors are larger and more established companies and may have significantly more financial, technological, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sales and support of their products and services. They may allow our competitors to respond to new or emerging technologies and changes in market requirements better than we can. Our competitors may also develop products, features, or services that are similar to ours or that achieve greater market acceptance. These products, features, and services may undertake more far-reaching and successful product development efforts or marketing campaigns. As a result, our competitors may acquire and engage users at the expense of our user growth or engagement, which may seriously harm our business. If we cannot effectively compete, our user engagement may decrease, which could make us less attractive to users, advertisers and seriously harm our business and have a material and adverse impact on our business, operating results and growth potential.

Our mobile applications are mainly designed for Android operating systems. A decrease in the popularity of Android operating systems may materially and adversely affect our business and operating results.

Our business is dependent on the compatibility of our products with popular mobile operating systems that we do not control, including Android and iOS operating systems. Most of our mobile applications are designed to operate on the Android operating system. Any significant decline in the overall popularity of the Android ecosystem or Android devices could materially and adversely affect the demand for, and revenues generated from, our mobile applications. There can be no assurance that the Android ecosystem will grow in the future and at what growth rate. Another operating system for mobile devices may replace Android and decrease its popularity, especially considering the constantly evolving nature of the mobile internet industry. To the extent that our mobile applications continue to mainly support Android devices, our mobile business could be vulnerable to any decline in popularity of the Android operating system or Android devices. In addition, any changes, bugs, or technical issues in Android operating system may degrade our products’ functionality and limit our ability to deliver, target, or measure the effectiveness of ads, or to charge fees related to our delivery of ads, which may have an adverse impact on our business and operating results.

User growth and engagement depend upon effective interoperation of our products with mobile devices, operating systems and standards that we do not control.

Our products and services are available across a variety of mobile devices and mobile operating systems. In order to deliver high quality products and services to a broad spectrum of mobile internet users, it is important for our products and services to work well with a range of mobile devices, operating systems, networks and standards that we do not control, including Android and iOS operating systems. Any changes in such devices or operating systems that degrade the functionality of our products and services would affect our users’ experience with our products. If we fail to develop relationships with the key participants in the mobile internet industry and mobile advertising industry, or if we fail to maintain the effective interoperation of our products and services with these mobile devices, operating systems, networks and standards, our user growth and user engagement could be harmed, and our business and operating results could be adversely affected.

We may be held liable for information or content displayed on, distributed by, retrieved from or linked to the mobile applications integrated into our products, which may adversely impact our brand image and materially and adversely affect our business and operating results.

We may display third-party content, such as videos, pictures, books and other works, on our mobile applications without the explicit consent from such third party, and we may further explore market opportunities in the content-related business. Our users may misuse our products to disseminate content that contains inappropriate, fraudulent or illegal information or that infringes the intellectual property rights of third parties. We have implemented control measures and procedures to detect and block inappropriate, fraudulent or illegal content uploaded to or disseminated through our products, particularly those that violate our user agreements or applicable laws and regulations. However, such procedures may not be sufficient to block all such content due to the large volume of third-party content. Despite the procedures and measures we have taken, if the content displayed on our products are found to be fraudulent, illegal or inappropriate, we may suffer a loss of users and damage to our reputation. In response to any allegations of fraudulent, illegal or inappropriate activities conducted through our mobile applications or any negative media coverage about us, government authorities may intervene and hold us liable for non-compliance with laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue certain features and services provided by our mobile applications or to temporarily or permanently disable such mobile applications. If any of such events occurs, our reputation and business may suffer and our operating results may be materially and adversely affected.

We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our patents, copyrights, trademarks, trade secrets, and other intellectual property as critical to our business. Unauthorized use of our intellectual property by third parties may adversely affect our business and reputation. We rely on a combination of intellectual property laws and contractual arrangements to protect our proprietary rights. It is often difficult to register, maintain, and enforce intellectual property rights in countries with less developed regulatory regimes or inconsistent and unreliable enforcement mechanisms. Sometimes laws and regulations are subject to interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. In addition, our contractual agreements may be breached by our counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China and other jurisdictions in which we operate. Detecting and preventing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce or protect our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. For a detailed description of such a litigation, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors.

We may be subject to intellectual property infringement lawsuits which could be expensive to defend and may result in our payment of substantial damages or licensing fees, disruption to our product and service offerings, and reputational harm.

The success of our business relies on the quality of our products, which in turn depends on the underlying software and related technology, including big data analytics and AI technology. The protection of such software and related technologies primarily relies on intellectual property rights including patents and trade secrets. Meanwhile, for the purpose of our business expansion, we may from time to time display third-party content, such as videos, pictures and other works, on our mobile applications without acquiring the explicit consent from such third party. Third parties, including our competitors, may assert claims against us for alleged infringements of their patents, copyrights, trademarks, trade secrets and internet content. The lengthy application procedures of software-related patents may lead to uncertainty on our intellectual property rights to our self-developed software because it increases the likelihood that there are pending patent applications whose priority dates pre-date the development of our own software that is identical or substantially similar to the software subject of the pending patent application. We have been subject to patent disputes, and expect that we may increasingly be subject to patent infringement claims as our products and monetization model expand in market share, scope and complexity. Claims have been threatened and brought against us for alleged copyright or trademark infringements based on the nature and content of information that is generated by us or by third parties, including our users, and posted in our products. In addition, we may in the future be subject to domestic or international actions alleging that certain content we have generated or third-party content that we have made available within our products and services violates the applicable laws in China or other jurisdictions.

Intellectual property claims against us, whether meritorious or not, are time consuming and costly to resolve, could divert management attention away from our daily business, could require changes of the way we do business or develop our products, could require us to enter into costly royalty or licensing agreements or to make substantial payments to settle claims or satisfy judgments, and could require us to cease conducting certain operations or offering certain products in certain areas or generally. We do not conduct comprehensive patent searches to determine whether the technologies used in our products infringe upon patents held by others. In addition, product development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies. While we believe that our products do not infringe in any material respect upon any intellectual property rights of third parties, we cannot be certain that this is the case.

In addition, in any potential dispute involving our patents or other intellectual property, our advertising customers and business partners could also become the target of litigation. We have certain contractual obligations to indemnify our advertising customers and the mobile device manufacturers that pre-install our products on their devices for liability that they may incur based on third-party claims of intellectual property infringement for the use of our products or technology. Many of our collaboration contracts with mobile device manufacturers provide for a cap on our indemnity obligations. In addition, in the event of any such claims, our advertising customers or business partners may decide not to use our products in the future, which could harm our financial condition and operating results. For example, one mobile device manufacturer that pre-installs input methods on its mobile devices, including our TouchPal Smart Input under a license agreement with us, was sued by a multinational company in the United States in 2015. The plaintiff alleged that, among others, certain feature of the input methods installed on the mobile devices produced and sold by the defendant infringed on the plaintiff’s input-related patent. In late 2016, a third party requested that the Patent Trial and Appeal Board of the United States Patent and Trademark Office, or PTAB, to initiate inter partes review (IPR) proceedings against the input-related patent claim of the plaintiff and to invalidate such patent. The IPR request has been granted by the PTAB in 2016 and another third party joined the IPR proceedings as a petitioner in 2017. On September 26, 2018, the PTAB issued the final written decision affirming the patentability of all challenged claims of this patent. However, the patent litigation proceedings are currently pending before the court. If the court decides in favor of the plaintiff, the defendant may be ordered to pay damages to compensate the plaintiff for infringement on this patent, and therefore we may have to compensate the losses suffered by the defendant pursuant to our indemnity obligations under our license agreement with the defendant. In addition, if the plaintiff succeeds in its claim, we would need to obtain its license for using the patented technology and to pay license fees, or remove the related feature from our TouchPal Smart Input, either of which may adversely affect our business and financial conditions.

Finally, we may also face infringement claims from the employees, consultants, agents and outside organizations we have engaged to develop our technology. While we have sought to protect ourselves against such claims through contractual means, there can be no assurance that such contractual provisions are adequate, and any of these parties might claim full or partial ownership of the intellectual property in the technology that they were engaged to develop for us.

If we fail to obtain or maintain the requisite licenses and approvals, or otherwise fail to comply with the rules and regulations applicable to our business operations in and outside China, or if we are required to apply for new licenses and approvals which are time-consuming or costly to obtain, our business and operating results may be materially and adversely affected.

We are incorporated in the Cayman Islands and our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. We primarily conduct our business through our subsidiaries and consolidated affiliated entities incorporated in Hong Kong and mainland China. However, because our products and services are used worldwide, one or more other jurisdictions may claim that we are required to comply with their laws based on the location of our offices and staff, commercial operations, equipment or our users.

The internet industry, including the mobile internet industry, is highly regulated in China. Our VIEs are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services to our users. In addition to PRC laws and regulations, we face additional regulatory risks and costs outside of China as a substantial portion of our active users and revenues are from markets outside of China. We are subject to a variety of laws and regulations in China and foreign jurisdictions that involve matters central to our business, including but not limited to privacy and data protection, rights of publicity, content, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, national security, electronic contracts and other communications, competition, consumer protection, telecommunications, taxation, and economic or other trade prohibitions or sanctions. The introduction of new products, services or expansion of our business in certain jurisdictions may subject us to additional laws and regulations. Furthermore, PRC and foreign laws and regulations are constantly evolving and can be subject to significant change from time to time. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving mobile internet industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. There can be no assurance that we will not be found in violation of any future laws and regulations or violation of any of the laws and regulations currently in effect due to changes in the relevant authorities’ implementation or interpretation of such laws and regulations.

Under the current PRC regulatory scheme, a number of regulatory agencies, including but not limited to the State Administration of Radio and Television (previously known as the State Administration of Press, Publication, Radio, Film and Television), or SART, the Ministry of Culture and Tourism (previously known as the Ministry of Culture), or MCT, the Ministry of Industry and Information Technology, or MIIT, the State Council Information Office, or SCIO, and the Cyberspace Administration of China, jointly regulate all major aspects of the internet industry, including mobile internet businesses. Operators in this industry must obtain various government approvals and licenses for relevant internet or mobile business.

The operation of our TouchPal Phonebook in China may require additional licenses and failure to obtain such licenses could subject us to severe penalties. Our TouchPal Phonebook provides VoIP services which enable our users to make calls to other users of this application or other mobile phone devices. We have obtained the value-added telecommunications service business operation license, or VAT License, with a service scope of information services, domestic multiparty communication services and domestic call center business. According to the PRC Telecommunications Regulations and other relevant laws and regulations, we may be required to obtain a basic telecommunications business service business operating license for our services to facilitate calls between users of the application and other mobile phone devices through internet and telecommunication network. Our TouchPal Phonebook also delivers personalized content to users, including news and videos. According to the Administrative Provisions for the Internet Audio-Video Program Service jointly issued by SART and MIIT in 2007 and amended in August 2015, we may be required to obtain the internet audio-video program transmission license for displaying videos in TouchPal Phonebook. According to the Administrative Regulations for Internet News Information Services promulgated by the CAC in 2017, we may be required to obtain the internet news information service license for dissemination of political and other news. According to the Provisional Regulations for the Administration of Online Culture issued by MOCT in 2011 and as amended in 2017, we may be required to amend our current Online Culture Operating Permit for provision of e-books. If we fail to obtain or maintain any of the required licenses or approvals, make any necessary filings, or otherwise fail to comply with the applicable laws and regulations, we may be subject to various penalties, such as confiscation of revenues that were generated through the unlicensed internet or mobile activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and operating results.

Our international VoIP product may be subject to laws, regulations and policies related to internet communications of multiple jurisdictions. These laws, regulations and policies may not specifically address the issues related to internet and its related technologies, and their interpretation and application remain largely uncertain. The laws, regulations and policies in certain countries may restrict the use of VoIP products, block access to such products or impose extensive regulatory requirements on operations of such products. We cannot be certain that we are currently in compliance with regulatory or legal requirements in the numerous countries in which such product is available for download and use. Regulators may disagree with our interpretations of existing laws or regulations or the applicability of such laws or regulations to our business, or they may alter their view of the products and services we provide, due to a change in laws or regulations or a change in the interpretation of existing laws or regulations or otherwise. Our failure to comply with existing or future regulatory requirements could materially and adversely affect our business, financial condition and operating results.

Some of our mobile applications contain open source software, which may pose risks to our proprietary software.

We use open source software in our products and services and expect to continue to use open source software in the future. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to sell or distribute our mobile applications. Additionally, we may from time to time face threats or claims from third parties claiming ownership of, or demanding release of, the alleged open source software or derivative works we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These threats or claims could result in litigation and could require us to make our source code freely available, purchase a costly license or cease offering the implicated mobile applications unless and until we can re-engineer them to avoid infringement. Such a re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to license requirements, our use of certain open source software may lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Additionally, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely, and we are unable to prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage and, if not addressed, could adversely affect our business, financial condition and operating results.

Any financial or economic crisis, or perceived threat of such a crisis may materially and adversely affect our business, financial condition and results of operations.

The global financial markets experienced significant disruptions in 2008 and the United States, European and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global financial markets are facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the hostilities in the Ukraine, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. It is unclear whether these challenges will be contained and what effects they each may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. Recently there have been signs that the rate of China’s and global economic growth is declining. Any prolonged slowdown in global economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and market confidence and dramatic changes in business and consumer behaviors.

Our business could be adversely affected by trade tariffs or other trade barriers.

In March 2018, U.S. President Donald J. Trump announced the imposition of tariffs on steel and aluminum entering the United States and in June 2018 announced further tariffs targeting goods imported from China. Recently both China and the U.S. have each imposed tariffs indicating the potential for further trade barriers. Although we do not currently export any products to the United States, it is not yet clear what impact these tariffs may have or what actions other governments, including the Chinese government may take in retaliation. Although we only provide services, tariffs could potentially impact the business of our suppliers and business partners which may in turn affect our business. In addition, these developments could have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

Our business depends on a number of key employees, including our executive officers and other employees with key technical skills and knowledge. If we fail to hire, retain, or motivate our key employees, our business and operating results may be materially and adversely affected.

We depend on the continued contributions of our executive officers and other key employees, including those with key technological expertise, many of whom are difficult to replace. Any loss of the services of any of our senior management or other key employees could harm our business. Competition for qualified employees in and outside China is intense. Some of the companies with which we compete for experienced employees may have greater resources than we do and may be able to offer more attractive terms of employment. Our future success is dependent on our ability to attract a significant number of qualified employees and retain our existing key employees. If our key employees cease to work for us, our business may be materially and adversely affected and we may incur additional expenses to recruit, train and retain qualified personnel to replace them.

Although we have entered into confidentiality and non-compete agreements with our key employees, our key employees may join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all. We commit significant time and other resources to training our employees, which increases their value to competitors if they subsequently leave us for our competitors.

Our failure to effectively manage our growth or implement our business strategies may harm our business and operating results.

We have experienced rapid growth in the number of active users, and we plan to continue to expand our product offerings in the global market. Managing our growth requires allocation of valuable management time and resources, and significant expenditures. As part of our strategy, we intend to continue making investments to expand our user base and increase user engagement, strengthen our research and development efforts, including AI and natural language processing technologies, and enhance our ability to deliver highly-targeted content. To execute our business plan and growth strategy, we need to continuously improve our operational and financial systems, procedures and controls, and hire, train, manage and maintain good relations with our employees. Continued growth could also strain our ability to maintain reliable service levels for our users, advertising customers and business partners. We have limited operational experience in managing the business at the current scale and we cannot assure you we will be able to maintain the current level of growth rate in the future.

From time to time we may conduct strategic investments and acquisitions, which may require significant management attention, disrupt our business and adversely affect our financial conditions.

We may take advantage of opportunities to invest in or acquire additional businesses, services, assets or technologies. However, we may fail to select appropriate investment or acquisition targets, or we may not be able to negotiate optimal arrangements, including arrangements to finance any acquisitions. Acquisitions and the subsequent integration of new assets and businesses into our own could require significant management attention and could result in a diversion of resources away from our existing business. Investments and acquisitions could result in the use of substantial amounts of cash, increased leverage, potentially dilutive issuances of equity securities, goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential liabilities of the acquired business. In addition, the invested or acquired assets or businesses may not generate the financial results we expect. Moreover, the costs of identifying and consummating these transactions may be significant. In addition to obtaining the necessary corporate governance approvals, we may also need to obtain approvals and licenses from relevant government authorities for the acquisitions and investments to comply with applicable laws and regulations, which could result in increased costs and delays.

We rely on our assumptions and estimates to calculate certain key operating metrics. Any real or perceived inaccuracies in our calculations may harm our reputation and negatively affect our business.

The numbers of daily and monthly active users of our products are calculated using our internal data that has not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in accurately measuring usage and user engagement across our large user base. For example, we treat each mobile device or each application on a mobile device as a separate user for purposes of calculating our DAU and MAU, and we may not be able to distinguish individual users who use multiple applications from us or have multiple mobile devices. Accordingly, the calculations of our active users may not accurately reflect the actual number of people using our products.

We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy. Our measures of user growth and user engagement may differ from estimates published by third parties or from similarly titled metrics used by our competitors due to differences in methodology. If our advertising customers, business partners or investors do not perceive our user metrics to be accurate representations of our user base or user engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and our advertising customers and business partners may be less willing to allocate their spending or resources to our products, which could negatively affect our business and operating results.

Our operating results are subject to seasonal fluctuations due to a number of factors, any of which could adversely affect our business and operating results.

We are subject to seasonality and other fluctuations in our business. Revenues from our mobile advertising services, which constituted substantially all of our revenues in 2018, are affected by seasonality in advertising spending in both international and China markets. We believe that such seasonality in advertising spending affects our quarterly results, resulting in the significant growth in our mobile advertising revenues between the third and the fourth quarters but a decline from the fourth quarter to the next quarter. Thus, our operating results for one or more future quarters or years may fluctuate substantially or fall below the expectations of securities analysts and investors. In such event, the trading price of the ADSs may fluctuate significantly.

The successful operation of our business depends upon the performance and reliability of the internet infrastructure in China and in other countries as well as the safety of our network and infrastructure.

Our growth and expansion will depend in part on the reliability of state-owned telecommunications services providers in China and similar providers in other countries in maintaining and expanding internet and telecommunications infrastructure, standards, protocols, and complementary products and services.

Almost all access to the internet in China is offered through China Mobile, China Unicom and China Telecom, which are under the administrative control and regulatory supervision of the MIIT. We rely on the internet infrastructure of China Mobile, China Unicom, and China Telecom to provide bandwidth and transmit data. Although the Chinese government has announced plans to develop China’s national information infrastructure, this infrastructure may not be developed in time or at all, and the existing internet infrastructure in China may not be able to support the continued growth of internet usage. In addition, it is unlikely that we will have access to alternative networks and services on a timely basis, if at all, in the event of any infrastructure disruption or failure.

Users of our mobile applications may employ existing or new technologies to block advertisements placed by us, which may limit our ability to generate revenues from our advertising services.

Existing or new technologies that can disable the display of our advertisements may impair the growth of our mobile advertising business. Most of our revenues are derived from fees paid to us by advertising exchange customers based on the effective price per impression, which is impacted by the number of our users’ valid clicks, conversions, impressions delivered or other measurable results. If technologies capable of blocking advertisements on our products are adopted by a significant number of our users, we may not be able to continue delivering such advertisements to our users and our revenues may decrease. In addition, advertisers may choose not to advertise on or through our products in light of the perceived use by our users of advertisement-blocking measures, which may adversely affect our business and growth prospects.

If we fail to detect click-through fraud, we could lose the confidence of our advertisers and our revenues may decline as a result.

Our business is exposed to the risk of click-through fraud on our mobile applications. Click-through fraud occurs when a person clicks an advertisement displayed by us for a reason other than to view the underlying content of such advertisement. If we fail to detect significant fraudulent click-throughs or otherwise are unable to prevent significant fraudulent activity, the affected advertisers may experience a reduced return on their investment in our mobile advertising services and may lose confidence in the integrity of our systems. As a result, we may have to issue refunds to our advertisers and we may be unable to retain existing advertising customers and attract new advertising customers for our advertising services, and our mobile advertising revenues may decline. In addition, affected advertisers may commence legal action against us for claims related to click-through fraud. Any such claims or similar claims, regardless of their merit, could be time-consuming and costly for us to defend against and could also adversely affect our brand and operating results.

Our business emphasizes rapid innovation and prioritizes long-term user engagement over short-term financial or operating results. That strategy may produce results that do not align with investors’ expectation and our stock price may be negatively affected as a result.

Our growth depends on our ability to actively develop and launch new and innovative products and services. We intend to quickly adapt our products to changes in market trends and user needs, but we have no control over whether these adaptions will be well received by our users, advertising customers or business partners, and may result in unintended outcomes or consequences. We prioritize long-term user engagement over short-term financial results. For example, we monitor how our delivery of advertisements on our products affects our users’ experience with the products and we may decide to decrease the number of advertisements placed on our products to ensure our users’ satisfaction with our products. This could result in a loss of advertising customers and negatively impact our mobile advertising revenue. Our decisions may not be consistent with the short-term expectations of investors and may not produce the long-term benefits that we expect, in which case the maintenance and growth of our user base and user engagement, our relationships with advertising customers, and our business and operating results could be adversely and materially harmed.

We have granted, and may continue to grant, options, restricted shares units and other types of share-based incentive awards, which may result in increased share-based compensation expenses.

We adopted a stock incentive plan in 2012 and a share incentive plan in 2018, as amended from time to time, for the purpose of granting share-based compensation awards to our directors, officers, employees and advisors to incentivize their performance and align their interests with ours. Expenses associated with share-based compensation have affected our net income and may reduce our net income in the future, and any additional securities issued pursuant to share-based incentive awards will dilute the ownership interests of our shareholders, including holders of the ADSs. We believe the granting of share-based incentive awards is of significant importance to our ability to attract and retain key employees, and we plan to grant share-based incentive awards in the future. As a result, our share-based compensation expenses may increase, which may have an adverse effect on our results of operations.

If we fail to build, maintain and enhance our brands, or if we incur a disproportionate amount of expenses pursuing this effort, our business, operating results and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our brand is critical to expanding our user base and number of advertising customers. We also believe that maintaining and enhancing our brand will depend largely on our ability to continue to provide useful, reliable, trustworthy, and innovative products, which we may not be able to do successfully in the future. We will also continue to experience media, legislative, or regulatory scrutiny of our decisions regarding user privacy, content, advertising, and other issues, which may adversely affect our reputation and brands. We also may fail to respond expeditiously to the sharing and uploading of objectionable content on our products and services or objectionable practices by advertising customers, or may fail to otherwise address user concerns, which could erode confidence in our brands. In addition, maintaining and enhancing our brands may require us to make substantial investments and these investments may not be successful. We promote our brand and products through online advertising networks, which primarily include Facebook Ads and Google AdWords. These branding and marketing efforts may not result in increased user traffic in a cost-effective way. If we fail to successfully promote and maintain our brands or if we incur excessive expenses in this effort, our business and financial results may be adversely affected. In addition, any negative publicity in relation to our mobile applications, regardless of its veracity, could harm our brands and reputation and, in turn, our business and financial results.

Pending or future litigation could have a material and adverse impact on our financial condition and operating results.

We have been, and may continue to be, subject to lawsuits brought by our competitors, individuals, or other entities against us. For example, we may be involved in legal proceedings between us and the mobile device manufactures who had contractual arrangements with us with respect to the pre-installation of our products on their mobile devices. In addition, we have been involved in lawsuits brought by our competitors alleging the infringement of intellectual property from time to time. See “—We may be subject to intellectual property infringement lawsuits which could be expensive to defend and may result in our payment of substantial damages or licensing fees, disruption to our product and service offerings, and reputational harm.”

Where we can make a reasonable estimate of the liability relating to pending litigation against us and can determine that an adverse liability resulting from such litigation is probable, we record a related contingent liability. As additional information becomes available, we assess the potential liability and revise estimates as appropriate. However, due to the inherent uncertainties relating to litigation, the amount of our estimates may be inaccurate, in which case our financial condition and results of operation may be adversely affected. In addition, the outcomes of actions we institute may not be successful or favorable to us. Lawsuits against us may also generate negative publicity that significantly harms our reputation, which in turn may adversely affect our user base and adverting customer base. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert our management’s attention from operating our daily business. We may also need to pay damages or settle lawsuits with substantial amounts of cash, which may adversely affect our cash flow and financial conditions. While we do not believe that any currently pending proceedings are likely to have a material adverse effect on our business, financial condition, results of operations, and cash flows, if there were adverse determinations in legal proceedings against us, we could be required to pay substantial monetary damages or to materially alter our business practices, which could have an adverse effect on our financial condition and results of operations, and cash flows.

If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In preparing our consolidated financial statements for the fiscal years ended December 31, 2016 and 2017, we and our independent registered public accounting firm identified one material weakness and two significant deficiencies in our internal control over financial reporting as well as other control deficiencies as of December 31, 2017, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified related to the lack of accounting personnel with requisite knowledge of U.S. GAAP and SEC financial reporting requirements, and lack of accounting policies and procedures relating to financial reporting in accordance with U.S. GAAP and SEC financial reporting requirements. We have implemented and are continuing to implement a number of measures to address the material weaknesses identified. As the remedial measures had not been fully implemented in the limited time that elapsed since our initial public offering, our management concluded that one material weakness and one significant deficiency had not been remediated as of December 31, 2018. The material weakness identified related to the lack of accounting policies and procedures relating to financial reporting in accordance with U.S. GAAP and SEC financial reporting requirements.  See “Item. 15 Controls and Procedures—Internal Control over Financial Reporting.” As a result of the material weakness and significant deficiency identified, our management has concluded that as of the end of the period covered by this annual report, our disclosure controls and procedures were ineffective in ensuring that the information required to be disclosed by us in this annual report is recorded, processed, summarized and reported to them for assessment, and that the required disclosure is made within the time period specified in the rules and forms of the SEC. We cannot assure you that we will be able to continue to implement an effective system of internal control, or that we will not identify material weaknesses or significant deficiencies in the future.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Non-compliance on the part of third parties with whom we conduct business could disrupt our business and adversely affect our financial conditions and operating results.

We may be implicated by the non-compliant or improper activities of our users, advertising customers and business partners. For example, we may be involved in litigation related to user-generated content uploaded to our mobile applications. See also “—We may be held liable for information or content displayed on, distributed by, retrieved from or linked to the mobile applications integrated into our products, which may adversely impact our brand image and materially and adversely affect our business and operating results.” Similarly, we may also be subject to disputes related to advertisements displayed on our mobile applications. Although we have adopted a comprehensive internal control and screening procedure over the content of advertisements, a third party may find advertisements displaying on our mobile applications improper or illegal, and may take actions against us over such advertisements.

In addition, we may be impacted by lawsuits against our business partners, such as mobile devices manufacturers that have contractual arrangements with us. Although we have no control over the design, system, network or standard of the manufacturing of smartphones by these business partners, any lawsuits against them claiming infringement of intellectual property and any cessation of handset production resulting from such lawsuits may interrupt our collaborative operations and result in the reduction of our delivery of products and services to potential users.

We are a “controlled company” within the meaning of the NYSE Listed Company Manual and, as a result, we may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the NYSE Listed Company Manual because Mr. Karl Kan Zhang owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We lease premises and may not be able to fully control the rental costs, quality, maintenance and our leasehold interest in these premises, nor can we guarantee that we will be able to successfully renew or find suitable premises to replace our existing premises upon expiration of the existing leases.

We lease all premises used in our operations from third parties and we require the landlords’ cooperation to effectively manage the condition of such premises, buildings and facilities. In the event that the condition of the office premises, buildings and facilities deteriorates, or if any or all of our landlords fail to properly maintain and renovate such premises, buildings or facilities in a timely manner or at all, the operation of our offices could be materially and adversely affected. In addition, with respect to our leased premises, at the end of each lease term, we may need to negotiate an extension of the lease when the lease expires. If we are unable to successfully extend or renew our leases upon expiration of the current term on commercially reasonable terms or at all, we may be forced to relocate our offices, or the rental costs may increase significantly.

Moreover, certain lessors have not provided us with valid ownership certificates or authorizations of sublease for our leased properties. Under relevant PRC laws and regulations, if the lessors are unable to obtain certificate of title because such real estates were built illegally or failed to pass the inspection, such lease contracts may be recognized as void. In addition, if our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with owners or parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us.

As of the date of this annual report, we are not aware of any material claims or actions being contemplated or initiated by government authorities, property owners or any other third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of such leased properties will not be challenged. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. In addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to liabilities resulting from third parties’ challenges on our use of such properties. As a result, our business operations may be interrupted, and our financial condition and results of operations may be adversely affected.

We have limited business insurance coverage. Any interruption of our business may result in substantial costs to us and the diversion of our resources, which could have an adverse effect on our financial condition and operating results.

Insurance products available in China currently are not as extensive as those offered in more developed economies. Consistent with customary industry practice in China, our business insurance is limited and we do not carry business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to obtain or maintain such insurance. Any uninsured damage to our systems or disruption of our business operations could require us to incur substantial costs and divert our resources, which could have an adverse effect on our financial condition and results of operations.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our business operations.

Our business could be adversely affected by the effects of epidemics. In recent years, there have been breakouts of epidemics in and outside China. Our business operations could be disrupted if any of our employees is suspected of having H1N1 flu, avian flu or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese or global economy or our business environment in particular. We are also vulnerable to natural disasters and other calamities, which may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, and may adversely affect our ability to provide advertising services through our products.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet information services. Specifically, foreign ownership of an internet information services provider may not exceed 50%. We are a company incorporated in the Cayman Islands and Shanghai Chule (CooTek) Information Technology Co., Ltd., which we refer to as Shanghai Chule or the WFOE, is our wholly-owned PRC subsidiary and therefore is considered as a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China through our consolidated affiliated entities, including Shanghai Chubao (CooTek) Information Technology Co., Ltd., or Shanghai Chubao, as our major PRC operating entity, and three other PRC domestic entities, based on a series of contractual arrangements by and among Shanghai Chule, our consolidated affiliated entities and their respective shareholders. As a result of these contractual arrangements, we exert control over our consolidated affiliated entities and consolidate or combine their operating results in our financial statements under U.S. GAAP. Our consolidated affiliated entities hold the licenses, approvals and certain key assets that are essential for our business operations.

In the opinion of our PRC counsel, Junhe LLP, based on its understanding of the relevant PRC laws and regulations, the contractual arrangements among our PRC subsidiary, our consolidated affiliated entities and their respective shareholders are valid, binding and enforceable under the existing PRC laws and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, we cannot assure you that the PRC government will not ultimately take a view contrary to the opinion of our PRC counsel. If we are found in violation of any PRC laws or regulations or if the contractual arrangements among Shanghai Chule, our consolidated affiliated entities and their respective shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•                  revoke our business and operating licenses;

•                  levy fines on us;

•                  confiscate any of our income that they deem to be obtained through illegal operations;

•                  require us to discontinue or restrict operations;

•                  restrict our right to collect revenues;

•                  block our mobile applications;

•                  require us to restructure the operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•                  impose additional conditions or requirements with which we may not be able to comply; or

•                  take other regulatory or enforcement actions against our group that could be harmful to our group’s business.

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct the business. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of our consolidated affiliated entities or the right to receive their economic benefits, we would no longer be able to consolidate our consolidated affiliated entities. We do not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of our company, Shanghai Chule, or our consolidated affiliated entities.

We rely on contractual arrangements with our consolidated affiliated entities and their respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

Due to the PRC restrictions or prohibitions on foreign ownership of internet and other related businesses in China, we operate our business in China through our consolidated affiliated entities, in which we have no ownership interest. We rely on a series of contractual arrangements with our consolidated affiliated entities and their respective shareholders, including the powers of attorney, to control and operate their business.

Our ability to control the consolidated affiliated entities depends on the powers of attorney, pursuant to which Shanghai Chule can vote on all matters requiring shareholder approval in our consolidated affiliated entities. We believe these powers of attorney are legally enforceable but may not be as effective as direct equity ownership. These contractual arrangements are intended to provide us with effective control over our consolidated affiliated entities and allow us to obtain economic benefits from them. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

Although we have been advised by our PRC counsel, Junhe LLP, that the contractual arrangements among our PRC subsidiary, our consolidated affiliated entities and their respective shareholders are valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over our consolidated affiliated entities as direct ownership. If our consolidated affiliated entities or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. All of these contractual arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these contractual arrangements will be resolved through arbitration in China. Such disputes do not include claims arising under the United States federal securities laws and therefore these arbitration provisions do not prevent you from pursuing claims arising under the United States federal securities laws. However, the legal system in China, particularly as it relates to arbitration proceedings, is not as developed as in other jurisdictions, such as the United States. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities and may lose control over the assets owned by our consolidated affiliated entities. As a result, we may be unable to consolidate our consolidated affiliated entities in our consolidated financial statements, our ability to conduct our business may be negatively affected, and our business operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

We may lose the ability to use and maintain the benefit of assets held by our consolidated affiliated entities that are important to the operation of our business if our consolidated affiliated entities declare bankruptcy or become subject to a dissolution or liquidation proceeding.

Our consolidated affiliated entities hold certain assets that are important to our business operations, including the VAT License concerning information services, domestic multiparty communication services and domestic call center services and the Online Culture Operating Permit. Under our contractual arrangements, the shareholders of our consolidated affiliated entities may not voluntarily liquidate our consolidated affiliated entities or approve them to sell, transfer, mortgage or dispose of their assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate our consolidated affiliated entities, or our consolidated affiliated entities declare bankruptcy, or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if our consolidated affiliated entities undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements we have entered into with our consolidated affiliated entities and their respective shareholders may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could significantly reduce our consolidated net income and the value of your investment.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We may be subject to adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiary, our consolidated affiliated entities and their shareholders are not on an arm’s length basis and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require that our consolidated affiliated entities adjust its taxable income upward for PRC tax purposes. Such an adjustment could adversely affect us by increasing our consolidated affiliated entities’ tax expenses without reducing the tax expenses of our PRC subsidiary, subjecting our consolidated affiliated entities to late payment fees and other penalties for under-payment of taxes, and resulting in our PRC subsidiary’s loss of its preferential tax treatment. Our consolidated results of operations may be adversely affected if our consolidated affiliated entities’ tax liabilities increase or if it is subject to late payment fees or other penalties.

If the chops of our PRC subsidiary, our consolidated affiliated entities, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiary, our consolidated affiliated entities are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.

The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of our major consolidated affiliated entities include Karl Kan Zhang, Susan Qiaoling Li, Michael Jialiang Wang, Jim Jian Wang and Haiyan Zhu. Karl Kan Zhang, Susan Qiaoling Li, Michael Jialiang Wang and Jim Jian Wang are our co-founders, directors and executive officers. Haiyan Zhu is one of our early investors. In addition to these five individuals, Qiming Century (HK) Limited, Orange Capital Management and Qualcomm International, Inc are also the shareholders of Shanghai Hanxiang (CooTek) Information Technology Co., Ltd., one of our consolidated affiliated entities which has ceased business operations. Conflicts of interest may arise between the roles of these persons as shareholders, directors or officers of our company and as shareholders of our consolidated affiliated entities. We rely on these individuals to abide by the laws of the Cayman Islands, which provide that our directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. The shareholders of our consolidated affiliated entities have executed powers of attorney to appoint Shanghai Chule, our PRC subsidiary, or a person designated by Shanghai Chule to vote on their behalf and exercise voting rights as shareholders of our consolidated affiliated entities. We cannot assure you that when conflicts arise, shareholders of our consolidated affiliated entities will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our PRC subsidiary incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, our wholly-owned subsidiary in the PRC, Shanghai Chule, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the board of director of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our wholly-owned PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure and business operations.

In January 2015, the Ministry of Commerce of the PRC, or the MOFCOM, published a discussion draft of the Foreign Investment Law, or the 2015 Draft FIL, for public review and comments. Among other things, the 2015 Draft FIL expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company should be treated as an FIE. It specifically provides that entities established in China (without direct foreign equity ownership) but “controlled” by foreign investors, through contract or trust for example, will be treated as FIEs. The 2015 Draft FIL, if enacted, may have a significant impact on business in China controlled by foreign invested enterprises primarily through contractual arrangements, such as our business, and therefore may materially impact the viability of our current corporate structure and business operations in many aspects.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, or the 2019 FIL, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. Under the 2019 FIL, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment.

Both 2015 Draft FIL and 2019 FIL grant national treatment to FIEs, except for the FIEs operating in “restricted” or “prohibited” industries in the “negative list”, where if an FIE proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list”, the FIE must go through a MOFCOM pre-approval process. The internet content service, internet audio-visual program services and online culture activities that we conduct through our consolidated affiliated entities, which are our VIEs, are subject to foreign investment restrictions set forth in the Guidance Catalogue of Industries for Foreign Investment (2018 Revision) issued by the MOFCOM and the National Development and Reform Commission, or the Catalogue. It is unclear whether the new “negative list” under the draft foreign investment law will be different from the relevant categories in the Catalogue. If the final “negative list” mandate further actions to be taken by us, such as a MOFCOM pre-approval process, there is no assurance that we can obtain such pre-approval on a timely basis, or at all.

There can be no assurance as to when and whether the 2015 Draft FIL will be officially promulgated or not, and it is not explicit whether the 2019 FIL supersedes the 2015 Draft FIL in its entirety. Additionally, since the 2019 FIL is relatively new, uncertainties still exist in relation to its interpretation and implementation. In our cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes and court decisions have limited precedential value. The PRC legal system evolves rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

Content posted or displayed on our platform may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.

The PRC government has adopted regulations governing internet and wireless access and the distribution of information over the internet and wireless telecommunication networks. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet or wireless networks content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of the PRC. Failure to comply with these requirements may result in the revocation of licenses to provide internet content or other licenses, the closure of the concerned platforms and reputational harm. The operator may also be held liable for any censored information displayed on or linked to their platform. For a detailed discussion, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Cyber Security.”

We operate one mobile application, TouchPal Phonebook, in China, which provide VoIP services as well as social media functions. We have implemented procedures to monitor the content displayed on our products in order to comply with relevant laws and regulations. However, it may not be possible to determine in all cases the types of content that could result in our liability as a distributor of such content and, if any of the content posted or displayed on our products is deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

We may also be subject to potential liability for any unlawful actions by our users on our products. It may be difficult to determine the type of content or actions that may result in liability to us and, if we are found to be liable, we may be prevented from operating our business in China. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content being made available by an increasing number of users of our platform, which may adversely affect our results of operations. Although we have adopted internal procedures to monitor content and to remove offending content once we become aware of any potential or alleged violation, we may not be able to identify all the content that may violate relevant laws and regulations or third-party intellectual property rights. Even if we manage to identify and remove offensive content, we may still be held liable. As of the date of this annual report, we have not received government sanctions in connection with content posted on our platform. However, we cannot assure you that our business and operations will be immune from government actions or sanctions in the future. To the extent that PRC regulatory authorities find any content displayed on our platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform in the form of take-down orders or otherwise. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could result in our liability as a platform operator.

Advertisements shown on our platform may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to internet posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC governmental authorities may force us to terminate our advertising operations or revoke our licenses.

While we have made significant efforts to ensure that the advertisements shown on our platform are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements or offers is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may negatively affect our business, financial condition, and results of operations and prospects.

Adverse changes in economic and political policies of the PRC government could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.

Our principal offices are based in China. Accordingly, our operating results, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the Chinese economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective in January 2008 and most recently amended in December 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, in 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered as a PRC tax resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. SAT Bulletin 45 specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise.

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

In addition, the SAT issued the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions in January 2014 to provide more guidance on the implementation of SAT Circular 82. This bulletin further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered. From the year in which the entity is determined to be a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the enterprise income tax law and its implementing rules.

Although our offshore holding entity is not controlled by PRC enterprises or a PRC enterprise group and our revenues are primarily generated from business operations conducted outside of China, we cannot rule out the possibility that the PRC tax authorities determine that we or any of our non-PRC subsidiaries is a PRC resident enterprise for PRC enterprise income tax purposes, which could subject our company or any of our non-PRC subsidiaries to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we may also be subject to PRC enterprise income tax reporting obligations.

If the PRC tax authorities determine that our company is a PRC resident enterprise for PRC enterprise income tax purposes, gains realized on the sale or other disposition of ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. Any such tax may reduce the returns on your investment in the ADSs.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the EIT Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside China, will be subject to a withholding tax rate of 10.0%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5.0% if a Hong Kong resident enterprise owns more than 25.0% of the equity interest in the PRC company. Our current PRC subsidiary is wholly owned by our Hong Kong subsidiary, CooTek HongKong Limited, or CooTek HK. Accordingly, CooTek HK may qualify for a 5.0% tax rate in respect of distributions from its PRC subsidiary. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the SAT promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties in 2009, most recently amended on February 3, 2018 and effective from April 1, 2018, which sets forth several non-rebuttable presumptions to be a “beneficial owner”, and certain detailed factors in determining the “beneficial owner” status.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to SAT Circular 60 which provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our PRC subsidiary.

We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors.

In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, as amended in 2017, which replaced certain clauses of the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Non-resident Enterprises’ Equity Transfer Income issued by the SAT in December 2009. Pursuant to this bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor is required to declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There is uncertainty as to the application of SAT Bulletin 7. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under SAT Bulletin 7. In 2014, we repurchased certain number of ordinary shares in CooTek (Cayman) Inc. from an existing shareholder for the consideration of US$9.3 million. The existing shareholder undertook to make the necessary tax filings in relation to this repurchase by herself and to indemnify us against any losses arising from the failure to make such tax filings. However, we cannot assure you that, if the existing shareholder fails to make necessary tax filings, the tax authority would not require us to make such tax filings and even subject us to fines. As of the date of this annual report, we have neither received any notice of warning nor been subject to any penalties or other disciplinary action from the relevant government authorities regarding such tax filing. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under SAT Bulletin 7. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars.

China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress in August 2007 and effective in August 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by MOFCOM before they can be completed. In addition, in February 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, in August 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, to implement the Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the National Development and Reform Commission, or NDRC, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the internet information services, online games, online audio-visual program services and related businesses requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

In July 2014, the SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75. Circular 37 requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiary may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Karl Kan Zhang, Susan Qiaoling Li, Michael Jialing Wang, Jim Jian Wang and Haiyan Zhu, who directly or indirectly hold shares in CooTek (Cayman) Inc. and who are PRC residents, have completed the SAFE registration in connection with our financings and have committed to update their registration filings with SAFE under SAFE Circular 75 or Circular 37 when any changes should be registered under SAFE Circular 75 or Circular 37. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted stock options are subject to these regulations. We have completed such SAFE registrations for our PRC stock option holder employees in March 2019. However, we cannot assure you that we will be able to complete the relevant registration for new employees who participate in such stock incentive plan in the future in a timely manner or at all. Failure of our PRC stock option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us, or otherwise materially adversely affect our business.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiary and consolidated affiliated entities, or to make additional capital contributions to our PRC subsidiary.

We are an offshore holding company conducting our operations in China through our PRC subsidiary and consolidated affiliated entities. We may make loans to our PRC subsidiary and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiary, or we may establish new PRC subsidiary and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of these ways are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiary by means of capital contributions, these capital contributions are subject to the requirement of making necessary filings with the MOFCOM and registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our consolidated affiliated entities, which are PRC domestic company. Further, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet information services, online games, online audio-visual program services and related businesses.

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective in June 2015. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective in June 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the recent years, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

A certain percentage of our costs, expenses and revenues are denominated in RMB. Any significant depreciation of the RMB may materially adversely affect the value of, and any dividends payable on, our ADSs in U.S. Dollars. To the extent that we need to convert U.S. Dollars we received from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. Dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. Dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. Dollar against the RMB would have an adverse effect on the U.S. Dollar amount available to us.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

The independent registered public accounting firm that issued the audit report included in this annual report, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production an exchange of audit documents relevant to investigations in the U.S. and China. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. However, it remains unclear what further actions the SEC and PCAOB will take and its impact on Chinese companies listed in the U.S.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on major PRC-based accounting firms, including our independent registered public accounting firm, our financial statements could be determined not to be in compliance with the SEC requirements.

Beginning in 2011, the Chinese affiliates of the “big four” accounting firms (including our independent registered public accounting firm) were affected by a conflict between the U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in the PRC, the SEC and the PCAOB sought to obtain access to the audit work papers and related documents of the Chinese affiliates of the “big four” accounting firms. The accounting firms were, however, advised and directed that, under Chinese law, they could not respond directly to the requests of the SEC and the PCAOB and that such requests, and similar requests by foreign regulators for access to such papers in the PRC, had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the “big four” accounting firms (including our independent registered public accounting firm). A first instance trial of these proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms, including a temporary suspension of their right to practice before the SEC. Implementation of the latter penalty was postponed pending review by the SEC Commissioners. On February 6, 2015, before a review by the SEC Commissioners had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If the firms fail to follow these procedures and meet certain other specified criteria, the SEC retains the authority to impose a variety of additional remedial measures, including, as appropriate, an automatic six-month bar on a firm’s ability to perform certain audit work, commencement of new proceedings against a firm or, in extreme cases, the resumption of the current administrative proceeding against all four firms.

In the event that the SEC restarts administrative proceedings, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in their financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against the firms may cause investor uncertainty regarding PRC-based, U.S.-listed companies and the market price of their shares may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our shares from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our shares in the U.S.

Risks Related to Our ADSs

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

Since our ADSs became listed on the New York Stock Exchange on September 28, 2018, the trading price of our ADSs in 2018 has ranged from US$5.40 to US$11.58 per ADS, and the latest reported trading price on April 12, 2019 was US$10.70 per ADS. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other mobile internet companies based in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•                  variations in our revenues, earnings, cash flow and data related to our operating metrics;

•                  announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•                  announcements of new product and service offerings, solutions and expansions by us or our competitors;

•                  changes in financial estimates by securities analysts;

•                  financial projections that may be provided by us and changes to these projections;

•                  detrimental adverse publicity about us, our products and services or our industry;

•                  additions or departures of key personnel;

•                  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•                  potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our operating results. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have created a dual-class share structure such that our ordinary shares shall consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to twenty-five (25) votes per share based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person or entity other than holders of Class B ordinary shares or their affiliates, or upon a change of ultimate beneficial ownership of any Class B ordinary shares to any person who is not an affiliate of the holder thereof, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

As of February 28, 2019, our chairman of the board of directors and chief architect, Karl Kan Zhang, beneficially owns all of our issued Class B ordinary shares. These Class B ordinary shares constitutes approximately 7.7% of our total issued and outstanding share capital and 67.7% of the aggregate voting power of our total issued and outstanding share capital as of February 28, 2019, due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

If securities or industry analysts do not publish research about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us, or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

Substantial future sale or the perception of a potential sale of substantial amounts of our ADSs could adversely affect our ADRs’ market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Pursuant to our seventh amended and restated memorandum and articles of association, our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend either out of profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ADSs.

Under the EIT Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between the PRC and your jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of ADSs or ordinary shares by such non-PRC resident enterprise investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC, unless a tax treaty or similar arrangement provides otherwise. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of ADSs or ordinary shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and similar arrangements and PRC laws. Although substantially all of our daily operations are in China, it is unclear whether dividends we pay with respect to our ADSs, or the gain realized from the transfer of our ADSs, would be treated as income derived from sources within the PRC and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. If PRC income tax were imposed on gains realized through the transfer of our ADSs or on dividends paid to our non-PRC resident investors, the value of your investment in our ADSs may be materially and adversely affected. Furthermore, our ADS holders whose jurisdictions of residence have tax treaties or similar arrangements with China may not qualify for benefits under such tax treaties or arrangements.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets (taking into account our current market capitalization), we do not believe that we were a PFIC for our taxable year ended December 31, 2018 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our seventh memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our dual-class voting structure gives disproportionate voting power to holders of the Class B ordinary shares. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary duties owed to us by our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties owed to us by our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for our shareholders to obtain the information needed to establish any facts necessary for them to motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable U.S. state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the U.S. federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our daily operations are conducted in China. In addition, substantially all of our current directors and officers are nationals and residents of countries other than the United States, and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we remain an emerging growth company until the fifth anniversary from the date of our initial listing. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. In addition, pursuant to the JOBS Act, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. If we cease to be an emerging growth company, we will no longer be able to take advantage of these exemptions or the extended transition period for complying with new or revised accounting standards.

We cannot predict if investors will find our ADSs less attractive or our company less comparable to certain other public companies because we will rely on these exemptions and election. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of such extended transition period for complying with new or revised accounting standards as required when they are adopted for public companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we may incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

As a Cayman Islands exempted company listed on the New York Stock Exchange, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. For example, neither the Companies Law (2018 Revision) of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present.  Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE governance listing standards applicable to U.S. domestic issuers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•                  the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•                  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•                  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•                  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report within four months of the end of each fiscal year. In addition, we voluntarily publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events are furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC are less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you do not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You are not able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw such shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our seventh amended and restated articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares represented by your ADSs are voted and you may have no legal remedy if the shares represented by your ADSs are not voted as you requested.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We commenced our mobile internet business and launched our first mobile application, TouchPal Smart Input, in 2008. We initially conducted our business through Shanghai Hanxiang (CooTek) Information Technology Co., Ltd., or Shanghai Hanxiang, a PRC domestic company.

In March 2012, we incorporated CooTek (Cayman) Inc., or CooTek Cayman, as our offshore holding company in order to facilitate foreign investment in our company. We established CooTek Hong Kong Limited, or CooTek HK, as our intermediate holding company, which in turn established a wholly-owned PRC subsidiary, Shanghai Chule (CooTek) Information Technology Co., Ltd., or Shanghai Chule or WFOE, in June 2012. Subsequently, we, through our WFOE, entered into a series of contractual arrangements with Shanghai Hanxiang and its shareholders whereby we were established as the primary beneficiary of Shanghai Hanxiang. We have recognized the net assets of Shanghai Hanxiang at historical cost with no change in basis in the consolidated financial statements upon the completion of this reorganization.

In March 2012, we formed a PRC domestic company, Shanghai Chubao (CooTek) Information Technology Co., Ltd., or Shanghai Chubao, to operate part of our Chinese business.

In September 2014, we incorporated TouchPal HK Co., Limited to operate our overseas business.

In July 2015, we incorporated TouchPal. Inc., a U.S. company, to operate a research and development center in Silicon Valley and acquire talents from the U.S.

In 2017, we formed two additional PRC domestic companies, Molihong (Shenzhen) Internet Technology Co., Ltd., or Molihong, and Yingsun Information Technology (Ningbo) Co., Ltd., or Yingsun, to operate certain of our portfolio products.

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engaged in mobile internet and mobile advertising businesses, our WFOE also entered into a series of contractual arrangements with Shanghai Chubao, Molihong and Yingsun, and their respective shareholders. We collectively refer to these three domestic entities and Shanghai Hanxiang as our VIEs in this annual report. Shanghai Chubao is currently our principal operating entity in China. The business of Shanghai Hanxiang was migrated into other entities in our group, and Shanghai Hanxiang has gradually ceased its business operations since 2012. As of the date of this annual report, Shanghai Hanxiang does not have any substantive business operations. For more details and risks related to our variable interest entity structure, please see “Item 3. Risk Factors—D. Risks Related to Our Corporate Structure.” As a result of our direct ownership in our WFOE and the variable interest entity contractual arrangements, we are regarded as the primary beneficiary of our VIEs. We treat them as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

Our principal executive offices are located at Building 7, No. 2007 Hongmei Road, Xuhui District, Shanghai 201103, People’s Republic of China. Our telephone number at this address is +86 21 6485-6352. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204 Newark, Delaware 19711.

SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.cootek.com/.

B. Business Overview

We are a fast-growing mobile internet company. Sophisticated big data analytics and proprietary AI capability are the backbone of our business. Our global products of mobile applications serves a large global user base comprised of an average of 157.7 million DAUs across more than 240 countries and regions in December 2018, compared to an average of 104.8 million DAUs in December 2017, representing 50% year-on-year growth.

Our super app, TouchPal Smart Input, is an intelligent input method for mobile devices and generates a massive, diverse set of user interaction data. In December 2018, it reached 140.8 million DAUs on average. TouchPal Smart Input’s distinctive feature is that it operates across virtually all other mobile applications such as social network apps, e-commerce apps and browsers. We employ proprietary AI and big data analytical technologies both to process such data and a large amount of multi-language content that we source and organize from the internet, and to develop multilingual natural language processing and semantic understanding technologies. These technologies enable us to obtain in-depth user insights and identify market opportunities, which set the foundation for developing content-rich mobile applications.

Building upon user insights accumulated through our TouchPal Smart Input, we have formulated a systematic approach to developing a global product portfolio, through which we deliver relevant content and grow our user base. These content-rich applications are targeting five selected verticals with large addressable global markets, including fitness, lifestyle, healthcare, news and short videos, and entertainment. In addition to TouchPal Smart Input, we have launched a portfolio of 15 other mobile applications as of December 31, 2018 and most of them are content-rich applications. Those mobile applications reached 9.4 million MAUs and 2.9 million DAUs on average in December 2017 and 46.1 million MAUs and 16.9 million DAUs on average in December 2018.

Our user-centric and data-driven approach has enabled us to release appealing products to capture mobile internet users’ ever-evolving content needs and help us rapidly attract targeted users by cross-selling to existing users and acquiring new users based on our user profile analysis. And we leverage our in-depth user insights to deliver targeted and engaging advertisements that are relevant to users across our various mobile applications. As our user base and business operations continue to grow in the recent years, we have demonstrated our monetization capability in mobile advertising. For information on our financial performance, see “Item 5.A. Operating Results.”

Our Products

TouchPal Smart Input

TouchPal Smart Input, our super app, is an AI-powered innovative input method for mobile devices. TouchPal Smart Input had an average of 140.8 million DAUs in more than 240 countries and regions in December 2018.

AI-driven Functionalities

TouchPal Smart Input features a number of smart functionalities powered by our proprietary AI technology. Examples of such AI-driven functionalities include predictive input features and its integrated virtual personal assistant Talia.

•                  Predictive input features. TouchPal Smart Input supports multilingual next-word prediction as well as mistyping correction and auto spelling correction on mobile devices. These features help users enter a string of text on a mobile device swiftly and accurately.

•                  Virtual personal assistant. TouchPal Smart Input features an AI-powered virtual personal assistant, named Talia. Talia is a product built on multiple AI technologies such as deep neural network and semantic understanding technologies. It digests enormous language and conversation patterns and is capable of understanding the meaning of everyday conversations. Talia automatically offers services to users in a variety of usage scenarios, such as content recommendations, web searches and weather forecasts, dining recommendations and travel assistance. For instance, if a user of TouchPal Smart Input is in a conversation about dinner plans, Talia will automatically provide dining recommendations based on the context of the conversation. Talia is integrated seamlessly with TouchPal Smart Input and is available on the widely-used Android operating system and iOS. Development has been under way to make Talia a standalone mobile application that can be directly integrated with the mobile operating systems to provide a variety of smart functionalities such as textual and voice searches through natural language style user interactions.

Self-reinforcing and Self-adaptive Input Experience

We employ our AI and big data analytics technologies to process and analyze our massive number of users’ interactions with TouchPal Smart Input in different languages to improve our language model, enrich our language databases, and strengthen our support for each language. In addition, the proprietary deep learning engine behind TouchPal Smart Input is fueled and enriched by users’ interaction with the application. It enables the application to achieve semantic understanding, adapt to each user, and provide an increasingly improved and customized user experience over time. When users increase the duration and frequency of their interactions with TouchPal Smart Input, it gets and feels “smarter” by way of improved accuracy with next-word prediction, mistyping correction and auto spelling correction, which in turn helps us attract more users, thus forming a self-reinforcing virtuous cycle.

Relevant Content Recommendations

Based on our user insights, TouchPal Smart Input recommends relevant content to its targeted users through a number of channels, such as news feeds, short video feeds and dynamic GIF content recommendations.

Languages Supported

TouchPal Smart Input boasts an advanced multilingual language model that supports more than 110 different languages. We have developed our capabilities in each foreign language by creating a natural language model behind the application and building upon the vast internet content in each relevant language. Our language databases are enriched, and our support for each language is strengthened, with the increase of the amount of users’ interaction with the application in the relevant languages.

Versatility and Flexibility

TouchPal Smart Input can be installed across major mobile operating systems, including Android and iOS operating systems, and can be used within any application that is launched by a mobile device user. TouchPal Smart Input recognizes user-generated data via the traditional typing mechanism as well as gesture typing, swipe typing and voice typing.

Cloud-based Accounts

TouchPal Smart Input features cloud-based user accounts that store and sync users’ preferences and frequently used words and text patterns so that users can seamlessly enjoy the same level of user experience across different mobile applications and between different mobile devices.

Other Mobile Applications

Following our user-centric and data-driven approach, we have developed and brought to market the following global portfolio applications within various verticals.

Fitness Applications

We developed a series of fitness applications, including HiFit, ManFIT and Abs Workout in 2017 and Step Tracker in 2018, in order to allow users who are interested in a fit and healthy lifestyle to watch workout videos shared by professional personal trainers, follow comprehensive workout programs, customize workout schedules, set up workout reminders, use a detailed tracking diary to form healthy fitness habits, interact with friends and achieve personal fitness goals. These functionalities have been designed to help our targeted users to efficiently meet their needs by simply using their mobile devices on the go, anywhere and anytime. HiFit and Abs Workout are currently available on both Android and iOS operating systems. ManFIT is currently available on Android operating systems.

Cherry

First launched in 2018, Cherry is a mobile application that helps women track menstrual cycles, serves as a feminine care community, and provides women with healthcare-related content. Cherry provides the users with various daily tracking options for women’s healthcare, based on which it delivers a daily health report and customized healthcare tips and advises to the users. The users can also share and discuss healthcare related topics in the community on the platform of Cherry. Cherry is currently available on both Android and iOS operating systems.

Horoscope Secret

First launched in 2018, Horoscope Secret is a mobile application that provides horoscope and fortune-related content. Horoscope Secret is currently available on Android operating systems.

Drink Water Reminder

First launched in 2017, Drink Water Reminder is a mobile application that helps users drink an appropriate amount of water on a daily basis by enabling users to track drinking habits and offering both detailed graphical statistics and friendly reminders for users to stay hydrated. Drink Water Reminder is currently available on Android operating systems.

Blue Light Filter

First launched in 2016, Blue Light Filter is a mobile application that helps protect users’ eyes by adjusting the screen color of a mobile device to filter light within certain range of wavelengths known to be harmful for eyes. Blue Light Filter is currently available on Android operating systems.

VeeU

First launched in 2018, VeeU is a mobile application that displays horizontal aggregated video content and professional user-generated short video content. VeeU is currently available on both Android and iOS operating systems.

Breeze

First launched in 2018, Breeze is a mobile application that provides high-quality peaceful music, soothing sounds, and videos of guided meditations to help users get relaxed and stay more focused. Breeze is currently available on both Android and iOS operating systems.

TouchPal Phonebook

First launched in 2010, TouchPal Phonebook is primarily a domestic Chinese communication application that enables users in China to make phone calls through internet for free, to search contacts on the dial pad and to block spam calls. TouchPal Phonebook is currently available on both Android and iOS operating systems.

We have introduced to TouchPal Phonebook an increasing number of social media features geared towards users in China’s urban and rural areas outside the major cosmopolitan cities such as Beijing, Shanghai and Guangzhou. For example, it offers personalized content recommendation feeds and it also curates user-generated content grouped by users from a similar geographic background.

Product Distribution

We distribute our products and acquire users primarily through user downloads from digital distribution platforms and pre-installations on mobile devices.

Downloads

We acquire new users through downloads of our products from digital distribution platforms such as Google Play Store and the Apple App Store. Some of these users acquired through downloads are drawn to our applications through word-of-mouth or general interest in one of our global products, thus growing our user base organically. A majority of our users are drawn to our products through our paid marketing campaigns on third party platforms, such as Facebook and Google AdMob. The number of users acquired through downloads of our products increased by 199.0% year on year from 2017 to 2018.

Pre-installations

We have established ourselves as a trusted provider of smart input for mobile devices and have entered into collaboration agreements with mobile device manufacturers to pre-install TouchPal Smart Input on select mobile devices.

In 2018, TouchPal Smart Input was pre-installed and activated on mobile devices shipped by more than 50 mobile device manufacturers such as OPPO, Vivo and HTC. The corresponding pre-installation and activation figure increased by 23.9% year on year from 2017 to 2018.

Marketing

We market our brand, products and services globally to mobile internet users primarily through online social media sites including Facebook, Instagram and Twitter, and through search engines such as Google. We also market our brand, products and services to our global business partners through trade show exhibitions.

Monetization

We generate substantially all of our revenues through mobile advertising. Our value proposition to advertisers is driven by our large, engaged and sticky user base, insightful understanding of user interests and demands, and precision targeting of content to the preferred audience in a variety of usage scenarios. We provide performance-based advertising solutions that are compelling to our advertisers.

The number of our available advertising spaces is a function of the size of our user base and the number of our product offerings. The number of our average daily impressions delivered on our global products increased by approximately 199.8% from 2017 to 2018. We possess the technical capability to efficiently managing our advertising spaces. Our advertising spaces within our products can accommodate a variety of ad formats. At the same time, our priority is to achieve a balance between user experience and utilization of advertising spaces.

Our advertisers are from a broad range of industries, including healthcare, e-commerce, online games, merchant services and business services. Most of our advertisers are represented by third-party advertising exchanges and agencies. Our top two advertising customers in 2018 in terms of revenue contribution were all international online advertising exchanges, with which we have entered into their standard form of contracts. These contracts do not have a specific term and may be terminated by either party upon a material breach by the other party or, in respect of certain contracts, with or without cause. Our business depends on our relationships with these large advertising exchanges and agencies. For more details, see “Item 3. Key Information—D. Risk Factors—We depend on certain third-party advertising exchanges and agencies for a large portion of our mobile advertising revenues.”

Technology and Research and Development

Technology is the key to our success. Our research and development efforts focus on AI and big data analytical capabilities.

Natural language processing, semantic understanding in multiple languages

As of the date of this annual report, our natural language processing and semantic understanding technology supports more than 110 languages. We employ machine learning, corpus linguistics and other technologies to process and understand user-generated data, internet content and user interactions with our products, and predict user intentions, identify relevant content from the internet and build our rich library of user insights. These technologies also enable our virtual personal assistant Talia to understand everyday conversations and to deliver relevant content to users in a variety of scenarios.

Web content analysis and information extraction

We have built a proprietary distributed system which regularly and timely crawls and indexes an enormous amount of content in multiple languages from the internet. With our advanced multilingual natural language processing technology and semantic understanding technologies, we can process over one billion webpages every month and systematically organize content from these webpages.

Data integration, mining and analytics

We have deployed a scalable, distributed data system to manage and mine our massive and diverse data. We have developed an advanced data warehouse and real-time data analysis platform to support our build-up of user insights. We have also developed a business intelligence system which facilitates our product planning, data analytics, user growth and acquisition, monetization, and other crucial business activities.

AI-powered advertising system

We have developed a distributed, real-time advertising system to optimize our advertising performance. Relying on our AI technology and in-depth user insights, this advertising system enables our advertising customers to reach our large and diverse active user base and to achieve precision targeting of the preferred audience and to distribute ads to targeted audience.

Technology infrastructure

We have built a reliable and smart network infrastructure with sufficient redundant topologies to ensure high availability and a low risk of downtime. We have also built a scalable hybrid cloud infrastructure to minimize cost and sustain performance in periods of high network traffic.

We dedicate ourselves to building our technology infrastructure to support our business in a cost-effective manner. As of December 31, 2018, we had 12 data centers (IDC), 1,013 physical servers, 295 virtual servers and 14 public cloud sites in 6 countries.

Research and development team

We are committed to technological innovation since our inception. Approximately 60% of our employees are software engineers and product designers tasked with research and development to achieve innovation and advancement.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as non-competition and confidentiality agreements and contractual clauses, to establish and protect our intellectual property rights.

As of December 31, 2018, we held 44 patents in China and 27 patents in countries and regions outside of China, covering inventions and designs; we have 27 patent applications currently pending in China and 43patent applications currently pending in countries and regions outside of China; we have submitted 31 international patent applications through the procedures under the Patent Cooperation Treaty, or PCT; and we intend to apply for more patents to protect our core technologies and intellectual properties. As of December 31, 2018, we have registered 207 trademarks with the Trademark Office of the State Administration for Industry and Commerce in China, including our company’s name “CooTek,” CooTek logos, trademarks relating to our products such as TouchPal Smart Input and TouchPal Phonebook; and we are in the process of applying for the registration of 17 other trademarks in China; we have registered 8 trademarks, and are in the process of applying for registration of 19 other trademarks, in countries and regions outside of China. As of December 31, 2018, we are the registered owner of 31 software copyrights in China, each of which we have registered with the State Copyright Bureau of China. As of December 31, 2018, we own the rights to more than 100 domain names that we use in connection with the operation of our business, including our CooTek and TouchPal websites cootek.com, chubao.cn and touchpal.com.

In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls. For example, for external controls, we enter into confidentiality agreements or agree to confidentiality clauses with our advertising customers and mobile device manufacturers and, for internal controls, we adopt and maintain relevant policies governing the operation and maintenance of our IT systems and the management of user-generated data.

User Privacy and Data Security

We place paramount importance on, and dedicate significant amount of resources to, the protection of the personal privacy of each of our users and the security of their data.

Transparency. Our end user license agreement describes our data use practices and how privacy works on our mobile applications. We provide our users with adequate and timely notices as to what data are being collected, and we undertake to manage and use the data collected in accordance with applicable laws and make reasonable efforts to prevent unauthorized use, loss or leak of such user data. Our users may opt out of personal data collection or choose to have personal data erased from our servers.

Protection. We have adopted comprehensive policies, procedures and guidelines to regulate our employees’ actions in relation to user data in order to protect user privacy and data security. We also have adopted a strict access control mechanism to ensure implementation of least privilege and need-to-know principles and to protect user privacy while meeting business requirements. For instance, we strictly limit the number and clearance level of personnel who may access user data or those servers that store user data. In addition, we employ a variety of technical solutions to prevent and detect risks and vulnerabilities in user privacy and data security, such as encryption, firewall, vulnerability scanning and log audit. For instance, we have a team of privacy professionals who participate in new product and feature development and are dedicated to the ongoing review and monitoring of data security practices. We are in the process of building a Security Operation Center (SOC) in order to monitor internal and external security threats and risks more efficiently and effectively. We store and transmit all user data in encrypted format on separate servers depending on each individual user’s location. We do not share any input data from our users or any user insight data with third parties or allow third parties to access user data stored on our servers, and we also utilize firewalls to protect against potential cyber-attacks or unauthorized access. We periodically audit our systems and procedures to detect information security risks and privacy risks.

Compliance. Various laws and regulations, such as the GDPR in the European Union and the Cyber Security Law of the PRC, govern the collection, use, retention, sharing, and security of the personal data we receive from and about our users. Privacy groups and government bodies have increasingly scrutinized the ways in which companies link personal identities and data associated with particular users with data collected through the internet, and we expect such scrutiny to continue to increase. We devote substantial amount of resources to the compliance with, and the prevention of any violation of, the laws and regulations relating to user privacy and data security. For additional information on our efforts to comply with applicable laws and regulations relating to user privacy and data security, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to prevent security breaches, cyber-attacks or other unauthorized access to our systems or our users’ data, we may be exposed to significant consequences, including legal and financial exposure, reputational harm and loss of users, and our reputation, business and operating results may be materially and adversely affected.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Data privacy concerns relating to our products and current practices may, particularly in light of increased regulatory scrutiny of and user expectations regarding the processing, collection, use, storage, dissemination, transfer and disposal of user data, could require changes to our business practices and may result in declines in user growth or engagement, increased costs of operations and threats of lawsuits, enforcement actions and related liabilities, including financial penalties.”

Competition

We face intense competition for users, usage time and advertising customers. TouchPal Smart Input competes primarily with default mobile device input methods, including Apple input for iOS devices, Gboard and Samsung mobile keyboard. Our TouchPal Smart Input also competes with other alternative input method products for mobile devices that offer similar language prediction capabilities and other smart features, such as Microsoft/SwiftKey. Our portfolio products such as HiFit in the health and fitness category compete with applications of the same or a similar kind. Talia may face competition from other intelligent personal assistant products such as Apple’s Siri, Amazon’s Alexa, Microsoft’s Cortana and Google’s Assistant if we further develop Talia into an independent mobile application not integrated with TouchPal Smart Input. In addition, we compete with all major internet companies for user attention and advertising spend.

Insurance

We do not maintain insurance policies covering damages to our network infrastructures or information technology systems. We also do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be in line with that of other companies in the same industry of similar size in China.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Regulation

We are an international company that is registered under the laws of Cayman Islands. Our principal offices are located in China while we have built a large user base in more than 240 countries and regions around the world. As a result of this organizational structure and the scope of our operations, we are subject to a variety of laws in different countries, including those related to personal privacy, data protection, content restrictions, telecommunications, intellectual property, consumer protection, advertising and marketing, labor, foreign exchange, competition and taxation. These laws and regulations are constantly evolving and may be interpreted, implemented or amended in a manner that could harm our business. It also is likely that if our business grows and evolves and our products and services are used more globally, we will become subject to laws and regulations in additional jurisdictions. This section sets forth the summary of material laws and regulations relevant to our business operations.

Regulations Relating to Personal Privacy and Data Protection

In the area of personal privacy and data protection, we are subject to the laws in various jurisdictions where our products are available for use, and such laws and regulations can impose stringent requirements. Such requirements also vary from jurisdiction to jurisdiction. Many jurisdictions, including China and the U.S., continue to consider the need for greater regulation or reform to the existing regulatory framework.

In the U.S., there is no single comprehensive national law governing the collection and use of user data or personal information. Instead, the U.S. has both federal and state laws in parallel and regulations that sometimes overlap and even contradict one another. In addition, there are many guidelines developed by government authorities and industry groups that, although lacking the force of law, are considered “best practices” and are relied upon for setting standards. All states in the U.S. have now passed laws to regulate the actions that a business must take in the event of a data breach, such as prompt disclosure and notification to affected users and regulatory authorities. In addition, some states have enacted statutes and rules requiring businesses to reasonably protect certain types of personal information they hold or to otherwise comply with certain specified data security requirements for personal information. At the federal level, the Federal Trade Commission Act, or the FTC Act, is a federal consumer protection law that prohibits unfair or deceptive practices and has been applied to offline and online privacy and data security policies. The Federal Trade Commission, or the FTC, empowered by the FTC Act, oversees consumer privacy compliance of most companies doing business in the U.S. and provides various guidelines regarding privacy and security practices for different industries. The FTC has brought many enforcement actions against companies for failing to comply with their own privacy policies and for the unauthorized disclosure of personal data. The U.S. federal and state legislatures will likely continue to consider the need for greater regulation aimed at restricting certain targeted advertising practices.

In the EU, the GDPR, which came into effect on May 25, 2018, increased our burden of regulatory compliance and requires us to change certain of our privacy and data security practices in order to achieve compliance. The GDPR implements more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The GDPR further provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes to our operating model. Under the GDPR, fines of up to A20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for non-compliance, which significantly increases our potential financial exposure for non-compliance. However, in the absence of precedence and guidance from EU regulators, the application of GDPR to the provision of internet services remains unsettled. Moreover, the implementation of the GDPR may require substantial amendments to our procedures and policies, and these changes could impact our business by increasing its operational and compliance costs. The Company has adopted policies and procedures in compliance with the GDPR, however, such policies and procedures may need to be updated when additional information concerning the best practices is made available through guidance from regulators or published enforcement decisions.

In recent years, PRC government authorities have issued various regulations on the use of the internet that are designed to protect personal information from unauthorized disclosure. For example, the Measures for the Administration of Internet Information Services issued by the State Council in 2000 and revised in 2011, or the ICP Measures, prohibit an internet information services provider from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. In addition, PRC regulations authorize PRC telecommunication authorities to demand rectification of unauthorized disclosure by the entities that provide information to internet users, or ICP operators.

Chinese law does not prohibit ICP operators from collecting and analyzing personal information from their users. The PRC government, however, has the power and authority to order ICP operators to submit personal information of an internet user if such user posts any prohibited content or engages in illegal activities on the internet. In addition, the Several Provisions on Regulating the Market Order of Internet Information Services, or the Several Provisions, issued by the Ministry of Industry and Information Technology, or MIIT, stipulate that ICP operators must not, without the users’ consent, collect information on users that can be used, alone or in combination with other information, to identify the user, or User Personal Information, and may not provide any User Personal Information to third parties without users’ prior consent. ICP operators may only collect User Personal Information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collecting and processing such User Personal Information. In addition, an ICP operator may use User Personal Information only within its scope of services. ICP operators are also required to ensure the security of User Personal Information, and take immediate remedial measures if User Personal Information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, the ICP operator must immediately report to the telecommunications regulatory authorities and cooperate with the authorities in their investigations. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. If we violate foregoing regulations, the MIIT or its local bureaus may impose penalties and we may be liable for damage caused to our users.

In December 2012, the Standing Committee of the National People’s Congress, or the SCNPC, enacted the Decision to Enhance the Protection of Network Information, to enhance the protection of User Personal Information in electronic form, which provides that ICP operators must expressly inform their users of the purpose, manner and scope of the ICP operators’ collection and use of User Personal Information, publish the ICP operators’ standards for their collection and use of User Personal Information, and collect and use User Personal Information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that ICP operators and their employees must keep strictly confidential User Personal Information that they collect, and that ICP operators must take such technical and other measures as are necessary to safeguard the information against disclosure.

The Order for the Protection of Telecommunication and Internet User Personal Information, or the Order for Personal Information, issued by MIIT in July 2013 sets forth requirements that are stricter and with wider scope. An ICP operator is only allowed to collect or use personal information if such collection is necessary for its services. Further, the ICP operator must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from the users whose information is being collected or used. ICP operators are also required to establish and publish their protocols relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. ICP operators are required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant internet service. ICP operators are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties. In addition, if an ICP operator appoints an agent to undertake any marketing or technical services that involve the collection or use of personal information, the ICP operator is still required to supervise and manage the protection of the information. The Order for Personal Information states, in broad terms, that violators may face warnings, fines, and disclosure to the public and, in the most severe cases, criminal liability.

Pursuant to the Ninth Amendment to the Criminal Law, promulgated by the SCNPC in August 2015, any internet service provider that fails to fulfill its obligations regarding internet information security administration under applicable laws and refuses to rectify upon governmental orders, shall be subject to criminal penalty. Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in Criminal Cases Involving Infringement of Personal Information, issued in May 2017, clarified certain standards of the conviction and sentence of the criminals in relation to personal information infringement.

In addition, the PRC General Provisions of the Civil Law, promulgated in March 2017, provides that laws protect personal information of natural persons. Any organization or individual who needs to obtain personal information shall obtain it legally and ensure the security of such personal information, and shall not illegally collect, use, process, transmit, trade, provide, or publish such personal information. In August 2014, the Supreme People’s Court promulgated the Provisions of the Supreme People’s Court on Application of Laws to Cases Involving Civil Disputes over Infringement upon Personal Rights and Interests by Using Information Networks, pursuant to which if an ICP operator discloses genetic information, medical records, health examination data, criminal record, home address, private events and or other personal information of a natural person online, causing damage to such person, the People’s Court would support a claim by the victim for recovery of damages from the infringing ICP operator.

In January 2015, the State Administration for Industry and Commerce, or SAIC, promulgated the Measures on Punishment for Infringement of Consumer Rights, pursuant to which business operators collecting and using personal information of consumers must comply with the principles of legitimacy, propriety and necessity, specify the purpose, method and scope of collection and use of the information, and obtain the consent of the consumers whose personal information is to be collected.

Regulations Relating to Foreign Investment

Industry Catalogue Related to Foreign Investment. Investment activities in China by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, which was promulgated by the Ministry of Commerce of the PRC, or MOFCOM, and the National Development and Reform Commission, or NDRC, as amended from time to time. Industries listed in the catalogue are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged industries. For some restricted industries, foreign investors can only conduct investment activities through equity or contractual joint ventures, while in some cases PRC partners are required to hold the majority interests in such joint ventures. In addition, projects in the restricted category are subject to higher-level governmental approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

Foreign Investment in Telecommunication Business. Regulations for Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, promulgated by the PRC State Council, or State Council, in 2001 and most recently amended in February 2016 set forth detailed requirements with respect to, among others, capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. The FITE Regulations prohibit a foreign investor from holding more than 50% of the total equity interest in any value-added telecommunications service business in China and the major foreign investor in any value-added telecommunications service business in China shall demonstrate a good track record in such industry. The MIIT issued an Announcement on Issues concerning the Provision of Telecommunication Services in Mainland China by Service Providers from Hong Kong and Macau, allowing investors from Hong Kong and Macau to hold more than 50% of the equity in FITEs engaging in certain specified categories of value-added telecommunications services.

In 2006, the Ministry of Information Industry, or the MII, the predecessor of the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, pursuant to which, a PRC company that holds a license for providing internet information services, or an ICP license, is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. Furthermore, the trademarks and domain names that are used in the provision of internet content services must be owned by the ICP operator or its shareholders. In addition, an ICP operator shall have appropriate facilities for its approved business operations and to maintain such facilities in the regions covered by its license.

In view of these restrictions on foreign direct investment in the basic telecommunications sector and value-added telecommunications sector, we established domestic VIEs to engage in basic telecommunications and value-added telecommunications services. Due to a lack of interpretative materials from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a telecommunications business. In order to comply with PRC regulatory requirements, we operate a portion of our business through our VIEs, with which we have contractual relationships but in which we do not have an actual ownership interest. If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in the PRC internet sector, we could be subject to severe penalties.

Regulations Relating to Telecommunications Services

In 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations, most recently amended in February 2016, which set out the general framework for regulating telecommunication services by PRC companies. The Telecom Regulations differ “basic telecommunications services” from “value-added telecommunications services”. The Catalogue of Telecommunications Business, most recently updated in December 2015, categorizes VoIP services as basic telecommunications services, on the other hand, categorizes information services, internet data centers and internet access as value-added telecommunications services.

In 2000, the State Council issued the Measures for the Administration of Internet Information Services, or the ICP Measures, most recently amended in January 2011. The ICP Measures define “internet information services” as the services of providing internet information to online users, which is further divided into “commercial internet information services” and “non-commercial internet information services. A commercial internet information services operator must obtain a value-added telecommunications services license, or ICP license for internet information services, from the MIIT or its local branch at the provincial or municipal level in accordance with the Telecom Regulations before providing any commercial internet information services in China. Our business includes providing VoIP services and other value-added telecommunications services such as internet information service.

The ICP Measures further stipulate that entities providing online information services regarding news, publishing, education, medicine, health, pharmaceuticals and medical equipment must procure the consent of the national authorities responsible for such areas prior to applying for an operating license from the MIIT or its local branch at the provincial or municipal level. Moreover, ICP operators must display their operating license numbers in conspicuous locations on their home pages. ICP operators are required to police their internet platforms and remove certain prohibited content. Many of these requirements mirror internet content restrictions that have been announced previously by PRC ministries, such as the MIIT, and the Ministry of Culture and Tourism of the PRC, formerly the Ministry of Culture, or the MOCT.

The Measures on the Administration of Telecommunications Business Operating Permit, promulgated by MIIT in 2009 and most recently amended in July 2017, sets forth detailed activities that an enterprise are permitted to conduct under their licenses. A commercial telecommunication service operator must first obtain an ICP license from the MIIT, or its provincial level authorities if providing mere inter-provincial services. A licensed telecommunication services operator must conduct its business, whether basic or value-added, in accordance with the specifications in its Telecommunications Services Operating License.

The Cyberspace Administration of China, or CAC, issued the Provisions on the Administration of Mobile Internet Applications Information Services, or the APP Provisions, in June 2016. Under the APP Provisions, mobile application providers are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties, and may not produce, copy, issue or disseminate through mobile applications any content prohibited by laws and regulations. The APP Provisions also require ICP operators, such as us, to procure relevant approval to provide services through such applications.

We currently hold two Value-added Telecommunications Services Operating Licenses issued respectively by MIIT on September 29, 2016 and renewed on January 9, 2018, and by Shanghai Communications Administration, the branch of MIIT, on July 27, 2016 and renewed on January 11, 2019. As of the date of this annual report, we have not obtained the Basic Telecommunications Services Operating License for our business.

Regulations Relating to Online News Services

In May 2017, the CAC promulgated the Administrative Regulations for Internet News Information Services, or the News Regulations, pursuant to which internet news information services include the services of collecting, editing, and releasing internet news information, reposting such news information, and providing a platform to spread such news information. Subsequently, the CAC promulgated the Detailed Implementing Rules of Administration of Internet News Information Services Approval. Both of these rules require the general Websites of non-news organizations to apply to the State Council Information Office, or SCIO, for approval after obtaining the consent of the SCIO at the provincial level before they commence to provide news dissemination services. As of the date of this annual report on Form 20-F, we have not obtained the approval for our online news services.

Regulations Relating to Internet Audio-Visual Program Services

The State Administration of Radio and Television, or SART, and MIIT jointly issued the Administrative Provisions for the Internet Audio-Video Program Service, or the Audio-visual Program Provisions, in 2007 and amended in August 2015. The Audio-visual Program Provisions define “internet audio-visual programs services” as the production, edition and integration of audio-video programs, the supply of audio-video programs to the public via the internet, and providing uploading and audio-video programs transmission services to a third party. Entities engaging in internet audio-visual programs services must obtain internet audio-visual program transmission licenses, which will only be issued to state-owned or state-controlled entities unless the license applicants have obtained internet audio-visual program transmission licenses prior to the promulgation of the Audio-visual Program Provisions in accordance with the then-in-effect laws and regulations. According to the Categories of the Internet Audio-Video Program Services promulgated by SART in March 2017, “aggregation of internet audio-visual programs”, meaning ‘‘‘‘editing and arranging the internet audio-visual programs on the same website and providing searching and watching services to public users,” falls into the definition of the aforementioned “internet audio-visual programs services.” As of the date of this annual report, we have not obtained the internet audio-visual program transmission license for our business.

Regulations Relating to Online Cultural Products

In 2011 and as amended in 2017, the MOCT issued the Provisional Regulations for the Administration of Online Culture, or the Online Culture Regulations, which applies to entities engaging in activities related to “internet cultural products,” including the cultural products that are produced specially for internet use, such as online music and entertainment, online games, online plays, online performances, online art works and Web animations, and those cultural products that, through technical means, produce or reproduce music, entertainment, games, plays and other art works for internet dissemination. Further, commercial entities are required to apply to the relevant local branch of the MOCT for an Online Culture Operating Permit if they engage in any of the following types of activities:

•                  the production, duplication, importation, release or broadcasting of internet cultural products;

•                  the dissemination of online cultural products on the internet or transmission thereof via internet or mobile phone networks to users’ terminals such as computers, fixed-line or mobile phones, television sets, gaming consoles and internet surfing service sites such as internet cafés for the purpose of browsing, using or downloading such products; or

•                  the exhibition or holding of contests related to internet cultural products.

The MOCT issued a Notice on Strengthening the Administration of Online Performance, or the Online Performance Notice, in July 2016, and the Measures of Administration of Online Performance Operating Activities, or Online Performance Measures, effective in January 2017. The Online Performance Notice and the Online Performance Measures both stipulate that online performance service providers must obtain Online Culture Operating Permits and that online performances must not contain any content that is horrific, cruel, violent, vulgar or humiliating in nature, mocking persons with disabilities, including photographs or video clips that infringing on third parties’ privacy or other rights, featuring animal abuse, or presenting characters or other features of online games that have not been registered and approved for publication by applicable PRC governmental authorities. A violator of these regulations may face an order of correction from competent authorities, or be subject to confiscation of illegal proceeds or a fine. If the violation is severe, competent authorities may order the violator to cease its operation for rectification, revoke the violator’s Online Culture Operating Permit, or impose applicable criminal liability.

We currently hold two Online Culture Operating Permits, one of which was issued by Shanghai Municipal Culture, Radio Broadcasting, Film and Television Administration on April 11, 2016 and will expire in April 2019, and another was issued by Guangdong Provincial Department of Culture on February 9, 2018.

Regulations Relating to Online Advertising Services

The PRC Congress enacted the Advertising Law effective in September 2015, which increases the potential legal liability of providers of advertising services, and includes provisions intended to strengthen identification of false advertising and the power of regulatory authorities. In July 2016, the SAIC issued the Interim Measures of the Administration of Online Advertising, or the SAIC Interim Measures. The Advertising Law and the SAIC Interim Measures both provide that advertisements posted or published through the internet shall not affect users’ normal usage of network, and advertisements published in the form of pop-up windows on the internet must display an outstanding “close” sign with a button to close the pop-up windows. The SAIC Interim Measures provide that all online advertisements must be marked as “Advertisement” so that viewers can easily identify them as such. The Advertising Law and SAIC Interim Measures will require us to conduct more stringent examination and monitoring of our advertisers and the content of their advertisements.

Regulations Relating to Cyber Security

In China, the PRC Congress promulgated the PRC Cyber-security Law, or Cyber-security Law, effective in June 2017. Under the Cyber-security Law, “Network operators” who are broadly defined as network owners, network administrator, and network service providers are subject to various security protection-related obligations. As a network service provider, our obligations include:

•                  complying with security protection obligations in accordance with tiered requirements with respect to maintenance of the security of internet systems, which include designing internal security management rules and developing manuals, appointing personnel in charge of internet security, adopting measures to prevent computer viruses and activities that threaten internet security, adopting measures to monitor and record status of network operations, holding Internet security training events, retaining user logs for at least six months, and adopting measures such as data classification, key data backup, and encryption for the purpose of securing networks from interference, vandalism, or unauthorized visits, and preventing network data from leakage, theft, or tampering; and

•                  verifying users’ identities before signing agreements or providing services such as network access, domain name registration, landline telephone or mobile phone access, information publishing, or real-time communication services; and formulating internet security emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures, and reporting to governmental authorities;

Under the PRC Cyber-security Law, network service providers must inform users about and report to the relevant governmental authorities any known security defects or bugs, and must provide constant security maintenance services for their products and services. Network products and service providers may not contain or provide any malware. Network service providers who do not comply with the PRC Cyber-security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

The CAC issued the Measures for Security Review of Cyber Products and Services for Trial Implementation, or the Cyber-security Review Measures, effective in June 2017. Under the Cyber-security Review Measures, the following cyber products and services will be subject to cyber-security review:

•                  important cyber products and services purchased by networks, and information systems related to national security; and

•                  the purchase of cyber products and services by operators of critical information infrastructure in key industries and fields, such as public communications and information services, energy, transportation, water resources, finance, public service, and electronic administration, and other critical information infrastructure, that may affect national security.

The CAC is responsible for organizing and implementing cyber-security reviews, while the competent departments in finance, telecommunications, energy, transportation and other key industries are responsible for organizing and implementing security review of cyber products and services in their respective industries. There are still substantial uncertainties with respect to the interpretation and implementation of the Cyber-security Review Measures.

Regulations Relating to Intellectual Property Protection

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents and trademarks.

Copyright

Under the PRC Copyright Law promulgated by the National People’s Congress in 1990 and most recently amended in 2010, copyright protection extends to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center, and requires registration of any pledge of a copyright. Its implementing regulation, Computer Software Copyright Registration Procedures, was promulgated in 2011 and most recently amended in January 2013, specifies detailed procedures and requirements regarding the registration of software copyrights.

To address the problem of copyright infringement related to content posted or transmitted over the internet, the PRC National Copyrights Administration, or the NCA and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet in 2005. Upon receipt of an infringement notice from a legitimate copyright holder, an ICP operator must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement harming public interest, the ICP operator could be subject to administrative penalties, including an order to cease infringing activities, confiscation by the authorities of all income derived from the infringement activities, or payment of fines.

The Provisions of the Supreme People’s Court on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes on Infringement of the Information Network Dissemination Rights provides that disseminating works, performances or audio-video products by internet users or internet service providers via the internet without the consents of the copyright owners shall be deemed to have infringed the right of dissemination of the copyright owner. Under the Regulations on the Protection of the Right to Network Dissemination of Information, promulgated by the State Council in 2006 and amended in 2013, an owner of the network dissemination rights with respect to written works or audio or video recordings who believes that information storage, search or link services provided by an internet service provider infringe his or her rights may require that the internet service provider delete, or disconnect the links to, such works or recordings. As of December 31, 2018, we have registered 31 software copyrights in the PRC.

Patent Law

Under the Patent Law promulgated by PRC Congress in 1984 and most recently amended in 2008, and its implementation regulations issued in 2010, the State Intellectual Property Office is responsible for administering patents in the PRC. The Chinese patent system adopts a “first to file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet all three conditions: novelty, inventiveness and practical applicability. A patent is valid for 20 years in the case of an invention and 10 years in the case of utility models and designs. A third-party user must obtain consent or proper license from the patent owner to use the patent. Otherwise, third-party use constitutes an infringement of patent rights. As of December 31, 2018, we had 44 patents in the PRC.

Trademark Law

Under the Trademark Law promulgated by PRC Congress in 1982 and most recently amended in 2013, and its implementation regulations issued in 2002 and amended in April 2014, the Trademark Office of the Administration for Industry and Commerce is responsible for the registration and administration of trademarks. The Administration for Industry and Commerce under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. As with patents, China has adopted a “first-to-file” principle for trademark registration. If two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced. For applications filed on the same day, the trademark that was first used will receive preliminary approval and will be publicly announced. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. As of December 31, 2018, we had 207 trademarks in the PRC.

Domain Name

Domain names are protected in the PRC under the Administrative Measures on the Internet Domain Names promulgated by the MIIT, which became effective on November 1, 2017. The MIIT is the primary regulatory authority responsible for the administration of the PRC internet domain names. The registration of domain names in China has adopted a “first-to-file” principle. A domain name applicant will become the domain name holder upon the completion of its application procedure.

As of December 31, 2018, we had registered more than 100 domain names, including “cootek.com”, “chubao.cn” and “touchpal.com”.

Internet Infringement

Under the Tort Law promulgated by PRC Congress in 2009, an internet user or an internet service provider that infringes upon the civil rights or interests of others through using the internet assumes tort liability. If an internet user infringes upon the civil rights or interests of another through internet, the victim has the right to notify and request the facilitating internet service provider to take necessary measures including deletion, blocking or disconnection of any relevant internet link. If, the internet service provider fails to take necessary measures upon notification in a timely manner to stop the infringement, such internet service provider shall be jointly and severally liable for any additional harm caused by its failure to act. According to the Tort Law, civil rights and interests include the personal rights and rights of property, such as the right to life, right to health, right to name, right to reputation, right to honor, right of portraiture, right of privacy, right of marital autonomy, right of guardianship, right to ownership, right to usufruct, right to security interests, copyright, patent right, exclusive right to use trademarks, right to discovery, right to equity interests and right of heritage, among others.

Regulations Relating to User Protection

The Measures on the Complaint Settlement of the Telecommunication Services Users, issued by MIIT in May 2016, requires telecommunication services providers to respond to their users within fifteen days upon the receipt of any complaint delivered by such users, the failure of which will give the complaining users the right to file a complaint against the service providers with the provincial branch offices of the MIIT.

Regulations Relating to M&A

In 2006, six PRC regulatory agencies, including the MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation, or the SAT, the SAIC, the China Securities Regulatory Commission, or the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, amended in 2009. The M&A Rule requires an offshore special purpose vehicle, formed for purposes of the overseas listing of equity interests in PRC companies through acquisitions of PRC domestic companies and controlled directly or indirectly by PRC companies or individuals, to obtain the approval of the CSRC prior to any listing or trading of such special purpose vehicle’s securities on any overseas stock exchange. In 2006, the CSRC published on its official Website procedures for obtaining its approval of overseas listings by special purpose vehicles, which requires the filing of a number of documents with the CSRC. The application of this PRC regulation remains unclear, with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirements.

The M&A Rules also establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise.

In February 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises with “national security” concerns. In August 2011, the MOFCOM promulgated the Rules on Implementation of Security Review System, or the MOFCOM Security Review Rules, to replace the Interim Provisions of the Ministry of Commerce on Matters Relating to the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the MOFCOM in March 2011. The MOFCOM Security Review Rules, which came into effect on September 1, 2011, provide that the MOFCOM will look into the substance and actual impact of a transaction and prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

Regulations Relating to Foreign Currency Exchange and Dividend Distribution

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, or the Foreign Exchange Regulations, which were promulgated by the State Council in 1996 and most recently amended in 2008. Under the Foreign Exchange Regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of the PRC, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. Dividends paid by a PRC subsidiary to its overseas shareholder are deemed income of the shareholder and are taxable in the PRC. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange promulgated by the PBOC in 1996, foreign-invested enterprises in the PRC may purchase or remit foreign currency, subject to a cap approved by the SAFE, for settlement of current account transactions without the approval of the SAFE. Foreign currency transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.

In July 2014, the SAFE promulgated the Circular on Issues Concerning Foreign Exchange Administration over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents Via Special Purpose Vehicles, or SAFE Circular 37, which replaced Relevant Issues Concerning Foreign Exchange Control on Domestic Residents” Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC institutions and individuals, to register with the local SAFE office in connection with their direct establishment or indirect control of an offshore entity, referred to in SAFE Circular 37 as a “special purpose vehicle” for the purpose of holding domestic or offshore assets or interests. PRC residents must also file amendments to their registrations in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. Under these regulations, PRC residents’ failure to comply with such regulations may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity, including restrictions on the ability to contribute additional capital to the PRC entity. Further, failure to comply with the various SAFE registration requirements could result in liability under PRC laws for evasion of foreign exchange regulations.

Under SAFE Circular 37, if a non-listed special purpose vehicle uses its own equity to grant equity incentives to any directors, supervisors, senior management or any other employees directly employed by a domestic enterprise which is directly or indirectly controlled by such special purpose vehicle, or with which such an employee has established an employment relationship, related PRC residents and individuals may, prior to exercising their rights, apply to the SAFE for foreign exchange registration formalities for such special purpose vehicle. However, in practice, different local SAFE offices may have different views and procedures on the interpretation and implementation of the SAFE regulations, and since SAFE Circular 37 was the first regulation to regulate the foreign exchange registration of a non-listed special purpose vehicle’s equity incentives granted to PRC residents, there remains uncertainty with respect to its implementation.

In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13, which amended SAFE Circular 37 by requiring PRC residents or entities to register the incorporation or control of an offshore entity for purposes of offshore investment or offshore financing with qualified banks rather than SAFE or its local branches.

Under the Administration Measures on Individual Foreign Exchange Control issued by PBOC in 2006, and related Implementation Rules issued by the SAFE in 2007, all foreign exchange transactions involving an employee share incentive plan, share option plan, or similar plan participated in by onshore individuals shall obtain approval from the SAFE or its local office.

The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law promulgated in 1986 and most recently amended in September 2016, and the Administrative Rules under the Foreign Investment Enterprise Law promulgated in 2001 and amended in February, 2014.

Under these regulations, foreign investment enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, foreign investment enterprises in the PRC are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned enterprises may, at their own discretion, allocate a portion of their after-tax profits according to PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends. Furthermore, under the Enterprise Income Tax Law, which became effective in January, 2008 and latest amended in December 2018, the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the PRC Enterprise Income Tax Law issued by the State Council. However, a lower withholding tax rate of 5% might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, such as is the case with Hong Kong, and certain requirements specified by PRC tax authorities are satisfied.

Regulations Relating to Employee Share Option Plans

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or SAFE Circular 7, issued by the SAFE in February 2012, employees, directors, supervisors, and other senior management participating in any share incentive plan of an overseas publicly-listed company who are PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

In addition, the SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are obligated to file documents related to employee share options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their share option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Relating to Employment and Social Insurance

The PRC Labor Contract Law promulgated by PRC Congress in 2007 and amended in December 2012, and its implementation rules issued by the State Council in 2008, require employers to provide written contracts to their employees, restrict the use of temporary workers and aim to give employees long-term job security. Violations of the PRC Labor Law and the PRC Labor Contract Law may result in fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Pursuant to the PRC Labor Contract Law, employment contracts lawfully concluded prior to the implementation of the PRC Labor Contract Law and continuing as of the date of its implementation shall continue to be performed. Where an employment relationship was established prior to the implementation of the PRC Labor Contract Law but no written employment contract was concluded, a contract must be concluded within one month after its implementation.

The PRC governmental authorities have passed a variety of laws and regulations regarding social insurance and housing funds from time to time, including, among others, the PRC Social Insurance Law, the Regulation of Insurance for Labor Injury, the Regulations of Insurance for Unemployment, the Provisional Insurance Measures for Maternal Employees, and the Interim Provisions on Registration of Social Insurance. Pursuant to these laws and regulations, PRC companies must make contributions at specified levels for their employees to the relevant local social insurance and housing fund authorities. Failure to comply with such laws and regulations may result in various fines and legal sanctions and supplemental contributions to the local social insurance and housing fund regulatory authorities.

C. Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and other entities that are material to our business, as of the date of this annual report:

CooTek (Cayman) Inc.
(Cayman Islands)
100%
100%
100%
Nova (Cayman) Inc.
(Cayman Islands)
100%
TouchPal HK Co., Ltd
(Hong Kong)
CooTek Hong Kong
Limited
(Hong Kong)
100%
CooTek (Cayman) Inc.
(Cayman Islands))
Outside PRC
Inside PRC
Shanghai Chule (CooTek)
Information Technology
Co., Ltd.
("WFOE")
Shanghai Chubao (CooTek)
Information Technology
Co., Ltd.(1)
("Shanghai Chubao")

Equity interest

Contractual arrangements, including exclusive business cooperation agreement, equity pledge agreement, power of attorney, loan agreement, exclusive purchase option agreement and spousal consent letter

(1)         Karl Kan Zhang, Susan Qiaoling Li, Michael Jialiang Wang, Jim Jian Wang and Haiyan Zhu are the beneficial owners of CooTek (Cayman) Inc., and each holds 25.0%, 21.94%, 21.94%, 13.12% and 18.0% of the equity interests in Shanghai Chubao, respectively. Except for Haiyan Zhu, the other shareholders of Shanghai Chubao are directors and employees of CooTek (Cayman) Inc.

The following is a summary of our contractual arrangements with respect to Shanghai Chubao and other VIEs.

Agreements that provide us effective control over Shanghai Chubao

Loan Agreement. On August 6, 2012, the WFOE and each shareholder of Shanghai Chubao entered into loan agreement. Pursuant to such agreements, the WFOE will provide loan to the shareholders of Shanghai Chubao solely for the purpose of capital contribution. The shareholders of Shanghai Chubao should pledge their equity interests in Shanghai Chubao and enter into an equity pledge agreement to secure such loan and other obligations. The shareholders can only repay the loans by the sale of all their equity interest in Shanghai Chubao to WFOE or its designated person. Each loan agreement will remain effective for 10 years, and will be automatically renewed by 3 years upon the option of the WFOE.

Equity Pledge Agreement. On August 6, 2012, the WFOE and Shanghai Chubao and each of its shareholders entered into an equity pledge agreement, which was subsequently amended and restated on October 30, 2012. Pursuant to the amended and restated equity pledge agreement, each shareholder of Shanghai Chubao shall pledges 100% equity interests in Shanghai Chubao to the WFOE to guarantee their and Shanghai Chubao’s performance of their obligations under the contractual arrangements including the exclusive business cooperation agreement, exclusive purchase option agreement and the power of attorney. In the event of a breach by Shanghai Chubao or its shareholders of their contractual obligations under these agreements, the WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Shanghai Chubao. The shareholders of Shanghai Chubao also undertakes that, during the term of the equity pledge agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the term of the equity pledge agreements, our WFOE has the right to receive all of the dividends and profits distributed on the pledged equity interests. We have completed the registration of the equity pledges with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

Power of Attorney. On October 30, 2012, each shareholder of Shanghai Chubao granted irrevocable and exclusive power of attorney to the WFOE as his/her attorney-in-fact to exercise all shareholder rights, including, but not limited to, attend shareholders meeting of Shanghai Chubao, voting on their behalf on all matters of Shanghai Chubao, disposing of all or part of the shareholder’s equity interest in Shanghai Chubao, and electing, appointing or removing legal representative, directors, supervisors and executive officers of Shanghai Chubao. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Shanghai Chubao. Each shareholder has waived all the rights which have been authorized to our WFOE under each power of attorney.

Spouse Consent Letters. Pursuant to the spouse consent letters dated October 30, 2012, each spouse of the shareholders of Shanghai Chubao, if any, confirmed that his/her spouse can perform the obligations under the contractual arrangements and has sole discretion to amend and terminate the contractual arrangements. Each spouse agreed that the equity interest in Shanghai Chubao held by and registered in the name of his/her spouse will be disposed of pursuant to the amended and restated equity pledge agreement, the amended and restated exclusive option agreement and the power of attorney. In addition, in the event that each spouse obtains any equity interest in Shanghai Chubao held by his/her spouse for any reason, he/she agreed to be bound by the contractual arrangements.

Agreement that allows us to receive economic benefits from Shanghai Chubao

Exclusive Business Cooperation Agreement. On August 6, 2012, our WFOE and Shanghai Chubao entered into an exclusive business cooperation agreement. Under such agreement, our WFOE has the exclusive right to provide Shanghai Chubao with operational support and technology and consulting services. The WFOE owns the exclusive intellectual property rights created as a result of the performance of this agreement. Shanghai Chubao agrees to pay our WFOE a monthly service fee, at an amount equal to 100% of Shanghai Chubao’s monthly net income or an amount otherwise agreed by the WFOE. This agreement will remain effective unless terminated unilaterally by the WFOE or otherwise as required by applicable PRC laws and regulations.

Agreement that provides us with the option to purchase the equity interest in Shanghai Chubao

Exclusive Purchase Option Agreement. On August 6, 2012, the WFOE and each shareholder of Shanghai Chubao entered into an exclusive purchase option agreement, which was subsequently amended and restated on October 30, 2012. Pursuant to the amended and restated exclusive purchase option agreement, each shareholder of Shanghai Chubao irrevocably grants our WFOE an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Shanghai Chubao. In addition, the purchase price should be the amount of registered capital, which may be subject to fair value adjustments if required by the PRC laws. Without the prior written consent of the WFOE, the shareholders of Shanghai Chubao may not amend its articles of association, increase or decrease the registered capital, dispose of its assets or business, create any encumbrance on its assets or business, incur any debts or guarantee liabilities, enter into any material contracts, merger with or acquire any other persons or make any investments, provide any loans for any third parties or distribute dividends to the shareholders. Each shareholder of Shanghai Chubao agrees that, without the prior written consent of the WFOE, he/she will not dispose of his/her equity interests in Shanghai Chubao or create or allow any encumbrance on the equity interests. Each exclusive purchase option agreement will remain effective unless the agreement is required to be terminated by applicable PRC laws and regulations.

The WFOE, the other three VIEs and their respective shareholders have entered into contractual arrangements which contain agreements and terms substantially similar to our contractual arrangements with Shanghai Chubao and its shareholders described above, except that the WFOE did not extended any loans to the shareholders of Shanghai Hanxiang and the option to purchase the equity interest of Shanghai Hanxiang can be exercised at a nominal price pursuant to its exclusive purchase option agreement. The registration of the equity pledges over the equity interests of the other three VIEs have been completed with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

In the opinion of Junhe LLP, our PRC legal counsel:

•                  the ownership structure of the WFOE and our VIEs is not in violation of PRC laws or regulations currently in effect; and

•                  the contractual arrangements among the WFOE, our VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and do not result in any violation of PRC laws or regulations currently in effect.

However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and there can be no assurance that the PRC regulatory authorities will ultimately take a view that is consistent with the opinion stated above. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our mobile internet business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

D. Property, Plant and Equipment

Our headquarters are located in Shanghai, China, where we currently lease and occupy approximately 3,700 square meters of office space. We also lease offices in Beijing, Guangzhou, Shenzhen and other cities, with an aggregate area of approximately 960 square meters of office space. We also have research and development personnel who are responsible for AI at our office in Silicon Valley, the United States, with an area of approximately 460 square meters.

Below is a summary of the term of each of our current leases and we plan to renew most of them when they expire:

Leased properties	Term	Area (square meters)

Shanghai	1, 2 and 3 years	3,704
Beijing	1.5 years	189
Guangzhou	1 and 3 years	644
Shenzhen	1 year	125
Silicon Valley	4 years	459
Other cities	3 months - 1 year	*
Total		5,121

*                 5 Workstations

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A. Operating Results

Overview

We operate a global portfolio of mobile applications with a large and diverse user base. We leverage our in-depth user insights to deliver targeted advertisements that are relevant to users across our various mobile applications.

We generate revenues primarily from mobile advertising. Our net revenues grew rapidly by 238.5% from US$11.0 million in 2016 to US$37.3 million in 2017, and further by 259.2% from 2017 to US$134.1 in 2018. Our net loss decreased from US$30.7 million in 2016 to US$23.7 million in 2017 due to our revenue growth and operating leverage. We recorded net income of US$10.1 million in 2018. We generated gross profit of US$17.2 million in 2017, compared to gross loss of US$9.1 million in 2016, implying an improvement of gross profit margin from negative 82.8% in 2016 to 46.2% in 2017. We recorded gross profit of US$119.2 million in 2018, implying an improvement of gross profit margin from 46.2% in 2017 to 88.9% in 2018. Of our total advertising revenue, our TouchPal Smart Input contributed approximately 55% in 2016, 49% in 2017 and 22% in 2018, and our portfolio products contributed nil in 2016, approximately 20% in 2017 and 63% in 2018. In addition, TouchPal Phonebook contributed approximately 45%, 31% and 15% of our total advertising revenue in 2016, 2017 and 2018, respectively.

Key Factors Affecting Our Results of Operations

Our ability to increase our user base and user engagement

Our business depends on our ability to grow our global user base and increase users’ engagement with our products. As our revenues are primarily derived from our advertising services, the number of users and the frequency with which they use our products and services directly affect the number of advertisements we are able to show and the value of those advertisements. Since our inception, we have experienced rapid growth of the user base of our global product and we have amassed a diverse user base located in more than 240 countries and regions. In December 2018, the DAUs of our global product reached 157.7 million on average, compared to 104.8 million in December 2017, representing 50% year-on-year growth. Moreover, our global products also enjoy a high level of user engagement. In December 2018, the DAU/MAU ratio of our super app, TouchPal Smart Input, was 73.9%.

The following table sets forth the average DAUs, MAUs, and DAU/MAU ratios of our global products for each of the months indicated:

	For the Month Ended
	Mar 31, 2017	Jun 30, 2017	Sep 31, 2017	Dec 31, 2017	Mar 31, 2018	Jun 30, 2018	Sep 31, 2018	Dec 31, 2018
	(in millions, except for the percentages)
TouchPal Smart Input
DAUs	61.7	75.3	88.7	101.9	115.7	125.4	132.9	140.8
MAUs	96.6	113.8	131.6	148.2	161.6	171.7	180.0	190.5
DAU/MAU ratio(1)	63.9%	66.2%	67.4%	68.8%	71.6%	73.0%	73.8%	73.9%
Portfolio products
DAUs	0.1	0.3	0.7	2.9	4.6	7.3	11.0	16.9
MAUs	0.5	0.8	2.3	9.4	14.4	22.2	33.7	46.1
DAU/MAU ratio(1)	20.0%	37.5%	30.4%	30.9%	31.9%	32.9%	32.6%	36.7%

(1)         DAU/MAU ratio refers to, for any period, the ratio calculated by dividing (i) the average DAUs of certain product(s) in the given month, by (ii) the MAU of such product(s) in the given month. The average DAUs and MAU used in calculating the DAU/MAU ratio are rounded to the nearest hundred thousand.

The growth of our user base and the increase of our users’ engagement benefited from a range of factors, including our continuous innovation of and improvements in user experience with our products and services, improved relevance of the content we deliver with our technology, and effective user acquisition through pre-installation arrangements with mobile device manufacturers and through online distribution platforms, all of which are guided and driven by our in-depth user insights. We expect our user base to further grow. However, our actual results may be materially different from our expectations due to certain factors inherent in our business and industry. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to maintain or expand our user base, or if user engagement with our products declines, our business, financial condition and operating results may be materially and adversely affected.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have significant international operations and plan to continue expanding our operations globally. We may face challenges and business risks presented by our global operations, which may have a material and adverse impact on our business and operating results.”

Different from TouchPal Smart Input and our portfolio products, our TouchPal Phonebook app targets the Chinese domestic market, allowing users in China to make phone calls through internet for free, search contacts on the dial pad, and block spam calls. As we strategically focus on developing a global mobile product portfolio for the overseas markets, we expect that TouchPal Phonebook will contribute a decreasing percentage of our total user base and total advertising revenues.

As a long-term strategy, we plan to continuously offer innovative and diversified products and services to meet the interests and demands of our targeted mobile internet users and to further improve our users’ experience with our products to achieve a sustained high level of user satisfaction, which we believe is the most cost-effective way to attract, engage and retain our users.

Effectiveness of monetization.

We monetize our user base primarily through mobile advertising. Our advertising revenue increased by 251.5% from US$10.0 million in 2016 to US$35.0 million in 2017, and increased by 274.8% from 2017 to US$131.3 million in 2018. It is estimated that, of the total advertising revenue, TouchPal Smart Input contributed approximately 55% in 2016, 49% in 2017 and 22% in 2018, and our portfolio products contributed nil in 2016, approximately 20% in 2017 and 63% in 2018. In addition, TouchPal Phonebook contributed approximately 45%, 31% and 15% of our total advertising revenue in 2016, 2017 and 2018, respectively. We estimate the percentage of our advertising revenue derived from each product based on our determination of the percentage of advertisements delivered on each individual product to the total advertisements we delivered.

The effectiveness of our monetization and our results of operations are affected by a number of factors, including the number of our available advertising spaces, our ability to attract and retain advertising customers, and our ability to deliver targeted advertisements to our users.

Our available advertising spaces

Our available advertising spaces represent the number, size and prominence of advertisements we can display, which in turn affect our revenues and results of operations. As we have continued to improve user engagement with our existing products (especially our content-rich products), launch new content-rich products, and grow our user base, the number of our available advertising spaces increased rapidly in recent years. We plan to continue to invest in the development of innovative products catering to users’ interests in and demands for relevant content in order to create more advertising spaces.

Our ability to attract and retain advertising customers

We source our advertisers primarily through our network of advertising exchanges and agencies, and to a lesser extent, direct contractual arrangements with individual advertisers. Our revenues and results of operations depend largely on our ability to engage, directly or indirectly, more advertisers with our advertising services. We generate advertising revenue primarily from performance-based advertisements and we also offer brand advertising arrangements. In 2018, our top two advertising customers, which are advertising exchanges, contributed 54.5% and 10.9% of our total revenues, respectively. Our business may be materially and adversely affected if our cooperation with these two advertising customers is impaired or terminated. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We depend on certain number of third-party advertising exchanges and agencies for a large portion of our mobile advertising revenues.” We plan to further strengthen our network of advertising exchanges and agencies to serve a larger number of advertisers. We also plan to further expand and diversify our advertiser base and to maximize the value of our services to the advertisers by improving our targeting capability and increasing our user base.

Our ability to deliver targeted advertisements

Leveraging our in-depth user insights, we help advertisers reach their desired audiences and our advertising exchange customers charge them advertising fees based primarily on valid clicks, conversions or other measurable actions of the audience. Our ability to deliver advertisements that are relevant to our users across our various mobile applications is critical to maintaining high click-through rates or conversion rates, which in turn directly impacts the value of our advertising services. We strive to deepen our understanding of our users’ content interests and demands in order to improve our targeted delivery of advertising services, which will ultimately increase the effectiveness of the monetization of our use base and advertising spaces.

Effective investment in technology and talent

To maintain our advanced technological capabilities and in order to be able to keep up with any future technological developments, we have continued to make significant investments in enhancing our technology infrastructure and in acquiring and retaining talent with technological expertise. Our investment in technology and talent has effectively met our needs for technology upgrades and increases in product development capacity along with the rapid growth of our business. As of December 31, 2018, we had 498 full-time employees, of which 307 were software engineers and product designers. Our research and development expenses increased by 48.1% from US$8.7 million in 2016 to US$12.9 million in 2017, and further increased by 50.2% from 2017 to US$19.3 million in 2018. In the foreseeable future, we expect to continuously increase our investment in our research and development team and our AI technology and big data analytics capabilities.

Ability to manage costs and expenses

Our results of operations depend on our ability to manage our costs and expenses. We spend primarily on server and bandwidth costs, telecommunication service charges and expenses related to voice over internet protocol, or VoIP, services, and staff costs. We expect the absolute amount of our bandwidth and server costs and our staff costs to steadily increase as we continue to grow our business. In order to expand our user base, we also incur sales and marketing expenses to acquire new users through pre-installation arrangements with mobile device manufactures and through online marketing and promotion activities. We expect to continue spending on user acquisition channels to further enlarge our user base in the foreseeable future. At the same time, we expect to stabilize and improve our economic efficiency of user acquisition cost as a result of the economies of scale and our accumulated knowledge and experience related to user growth. In addition, we expect our costs and operating expenses to decrease as a percentage of our total net revenues, as our business further increases in scale and our operating efficiency improves.

Key Components of Results of Operations

Net Revenues. The following table sets forth the components of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented:

	For the Year Ended December 31,
	2016		2017		2018
	US$	%	US$	%	US$	%
Net Revenues:
Advertising revenue	9,967,282	90.4	35,032,557	93.8	131,287,334	97.9
Other revenue	1,062,797	9.6	2,302,409	6.2	2,822,298	2.1
Total net revenues	11,030,079	100.0	37,334,966	100.0	134,109,632	100.0

Advertising Revenue

We generate advertising revenue primarily from delivering advertisements through our products. Based on our in-depth user insights, we target users who are likely to have interests and demands for the advertised products and services. We generally enter into arrangements with advertising exchanges and agencies that purchase advertising services and spaces from us on behalf of the end advertisers, and we also enter into advertising arrangements with individual advertisers directly. Our advertising revenue is primarily generated from performance-based advertisements, and we also offer brand advertising arrangements. For performance-based advertisements, we are paid by our advertising exchange customers based on the effective price per impression, which is impacted by the number of valid clicks, conversions or other measurable actions of our users in relation to the advertisements. For brand advertisements, we charge our advertising customers based on the number of impressions on our advertising spaces.

Revenue from our advertising services accounted for 90.4%, 93.8% and 97.9% of our total net revenues in 2016, 2017 and 2018, respectively. We estimate that, of our total advertising revenue, TouchPal Smart Input contributed approximately 55% in 2016, 49% in 2017 and 22% in 2018, and our portfolio products contributed nil in 2016, approximately 20% in 2017 and 63% in 2018. In addition, TouchPal Phonebook contributed approximately 45%, 31% and 15% of our total advertising revenue in 2016, 2017 and 2018, respectively. We estimate the percentage of our advertising revenue derived from each product based on our determination of the percentage of advertisements delivered on each individual product to the total advertisements we delivered. From time to time, we provide sales rebates to certain advertising agencies to incentivize their referral of more brand advertising arrangements to us. Our advertising revenue is presented net of sales rebates to these advertising agencies.

We expect our advertising revenue to increase in the foreseeable future as we continue to expand our global user base, increase user engagement with our products, improve the effectiveness of our targeted advertising services, and attract more advertising customers.

Other Revenue

We generate other revenue from services related to providing communication solutions to enterprises and sales of virtual items in a live social video community on TouchPal Phonebook, which primarily targets users in China. We also generate revenue from licensing of our TouchPal Smart Input to certain mobile device manufacturers for pre-installation.

Cost of revenues

The following table sets forth our cost of revenues and gross profit (loss), both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	For the Year Ended December 31,
	2016		2017		2018
	US$	%	US$	%	US$	%
Cost of revenues	20,158,565	182.8	20,101,386	53.8	14,932,713	11.1
Gross (loss) profit	(9,128,486)	(82.8)	17,233,580	46.2	119,176,919	88.9

Our cost of revenues consists primarily of bandwidth costs, VoIP related expenses and staff costs. Bandwidth costs are the fees we pay to telecommunications carriers and other service providers for telecommunications and other content delivery-related services. VoIP related expenses are the fees we pay to telecommunications carriers and other service providers for the VoIP services we offer through our VoIP products such as TouchPal Phonebook. Staff costs consist of salaries and benefits for our employees involved in the operation and maintenance of our network and mobile applications. Our other costs of revenues include revenue-sharing fees related to live broadcasting services, which gradually decreased in 2018, hardware, server and internet equipment depreciation expenses and internet data center service fees. In the foreseeable future, we expect our total cost of revenues to increase in absolute amount as we continue to expand our user base and business operations globally and we expect our cost of revenue as a percentage of net revenue to decrease due to economies of scale.

Operating Expenses

The following table sets forth the components of our operating expenses, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	For the Year Ended December 31,
	2016		2017		2018
	US$	%	US$	%	US$	%
Operating expenses:
Sales and marketing expenses	9,396,663	85.2	20,161,353	54.0	80,729,626	60.2
Research and development expenses	8,691,539	78.8	12,868,356	34.5	19,324,657	14.4
General and administrative expenses	3,920,057	35.5	8,366,698	22.4	10,728,807	8.0
Other operating (income),net	(605,890)	(5.5)	(190,338)	(0.5)	(1,609,159)	(1.2)
Total operating expenses	21,402,369	194.0	41,206,069	110.4	109,173,931	81.4

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of user acquisition costs, general brand promotion costs, and salaries and benefits, including share-based compensation, for our sales and marketing personnel. Our user acquisition costs represent expenses for acquiring new users of our products, including expenses on targeted campaigns to acquire users and fees paid to mobile device manufacturers under pre-installation arrangements with respect to TouchPal Smart Input and TouchPal Phonebook. We expect our sales and marketing expenses to increase in the foreseeable future as we continue to acquire new users and enlarge our user base.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits, including share-based compensation, for our technology and product development personnel, and depreciation and other expenses associated with the use of facilities for research and development purposes. We expect our research and development expenses to increase in the foreseeable future as we expand our team of technology and product development professionals and continue to invest in our technology infrastructure to enhance our big data analytics and AI capabilities.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and benefits, including share-based compensation, for our employees involved in general corporate operations, facility rental, as well as professional service fees related to various corporate activities. We expect our general and administrative expenses to increase in absolute amount in the foreseeable future as we continue to grow our business and incur increased costs in accounting, compliance, reporting and other costs associated with operating as a public company.

Other Operating Income, net

Other operating income consists of government subsidies we received from time to time.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our total net revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	For The Year Ended December 31,
	2016		2017		2018
	US$	%	US$	%	US$	%
Net revenues:
Advertising revenue	9,967,282	90.4	35,032,557	93.8	131,287,334	97.9
Other revenue	1,062,797	9.6	2,302,409	6.2	2,822,298	2.1
Total net revenues	11,030,079	100.0	37,334,966	100.0	134,109,632	100.0
Cost of revenues(1)	(20,158,565)	(182.8)	(20,101,386)	(53.8)	(14,932,713)	(11.1)
Gross (loss) profit	(9,128,486)	(82.8)	17,233,580	46.2	119,176,919	88.9
Operating expenses:
Sales and marketing expenses(1)	(9,396,663)	(85.2)	(20,161,353)	(54.0)	(80,729,626)	(60.2)
Research and development expenses(1)	(8,691,539)	(78.8)	(12,868,356)	(34.5)	(19,324,657)	(14.4)
General and administrative expenses(1)	(3,920,057)	(35.5)	(8,366,698)	(22.4)	(10,728,807)	(8.0)
Other operating income, net	605,890	5.5	190,338	0.5	1,609,159	1.2
Total operating expenses	(21,402,369)	(194.0)	(41,206,069)	(110.4)	(109,173,931)	(81.4)
(Loss) income from operations	(30,530,855)	(276.8)	(23,972,489)	(64.2)	10,002,988	7.5
Interest income, net	12,887	0.1	481,932	1.3	214,730	0.2
Foreign exchange losses, net	(188,631)	(1.7)	(169,556)	(0.5)	(70,033)	(0.1)
(Loss) income before income taxes	(30,706,599)	(278.4)	(23,660,113)	(63.4)	10,147,685	7.6
Income tax expense	—	—	(800)	0.0	(220)	0.0
Net (loss) income	(30,706,599)	(278.4)	(23,660,913)	(63.4)	10,147,465	7.6

(1)         Share-based compensation was allocated in costs of revenues and operating expenses as follows:

	For The Year Ended December 31,
	2016	2017	2018
	US$	US$	US$
Cost of revenues	24,514	31,510	53,850
Sales and marketing expenses	35,298	70,707	127,095
Research and development expenses	445,084	544,786	1,788,724
General and administrative expenses	222,317	1,777,941	389,802
Total	727,213	2,424,944	2,359,471

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenues

Our net revenues increased by 259.2% from US$37.3 million in 2017 to US$134.1 million in 2018, primarily due to a substantial increase in our advertising revenue.

Advertising revenue. Our advertising revenue increased by 274.8% from US$35.0  million in 2017 to US$131.3 million in 2018. The increase of advertising revenue was driven primarily by the increase in the number of impressions we sold on our advertising spaces in 2017 to 2018. The increase in the number of impressions we sold on our advertising spaces was primarily driven by the increase in the average DAUs of our portfolio products from 2.9 million in December 2017 to 16.9 million in December 2018, representing 483% year-on-year growth, as we have made continuous effort in user acquisitions to expand our user base and achieved significantly improved user engagement with our products in 2018.

Other Revenue. Other revenue increased from US$2.3 million in 2017 to US$2.8 million in 2018, driven partially by the increase in the services related to providing communication solution to enterprises.

Cost of revenues

Our cost of revenues decreased by 25.7% from US$20.1 million in 2017 to US$14.9 million in 2018. This decrease was primarily due to the decrease in our VoIP related expenses of US$5.5 million, offset by an increase of US$0.3 million in our bandwidth and server costs and other costs. We have successfully managed and reduced our VoIP related expenses as a result of our improved efficiency in telecommunication services utilization in 2018. The steady increase in our bandwidth and server costs and other costs is attributable to our continuous effort to grow our business.

Gross (loss) profit

As a result of the foregoing, we recorded gross profit of US$119.2 million in 2018, as compared to gross profit of US$17.2 million in 2017. Our gross margin increased from 46.2% in 2017 to 88.9% in 2018, primarily due to the rapid growth of our revenues compared to the decrease in cost of revenues and also due to our improved operational efficiency driven by the improvements in our ability to deliver targeted advertisements.

Operating expenses

Our total operating expenses increased by 164.9% from US$41.2 million in 2017 to US$109.2 million in 2018, primarily due to the increase of sales and marketing expenses, research and development expenses and general and administrative expenses along with the expansion of our global user base and business operations.

Sales and marketing expenses. Our sales and marketing expenses increased by 300.4% from US$20.2 million in 2017 to US$80.7 million in 2018. The increase was primarily due to the increase in our user acquisition costs in connection with our continuous efforts to grow the user base.

Research and development expenses. Our research and development expenses increased by 50.2% from US$12.9 million in 2017 to US$19.3 million in 2018. The increase was primarily due to an increase in salaries and benefits (including share-based compensation) for our technology and product development personnel of US$6.4 million mainly as a result of an increase in the number of our technology and product development personnel from 229 as of December 31, 2017 to 307 as of December 31, 2018. The increase in research and development expenses reflected our increased efforts in improving our big data analytics and AI technology capabilities and expanding our product offerings.

General and administrative expenses. Our general and administrative expenses increased by 28.2% from US$8.4 million in 2017 to US$10.7 million in 2018. The increase was primarily due to an increase in the size of management and administration staff and the professional service fees.

Other operating income, net. We recorded other operating income of US$1.6 million in 2018, compared to other operating income of US$0.2 million in 2017, in both cases primarily from government subsidies.

(Loss) income from operations

As a result of the foregoing, we recorded income from operations of US$10.0 million in 2018, compared to loss from operations of US$24.0 million in 2017.

Interest income, net

We had interest income of US$0.5 million and US$0.2 million in 2017 and 2018, respectively. Interest income represents interest earned on our cash, cash equivalents and restricted cash, net of the interest expenses primarily related to our bank borrowings.

Foreign exchange losses, net

We incurred foreign exchange losses of US$0.2 million and US$0.1 million in 2017 and 2018, respectively, primarily due to the costs incurred on foreign exchange conversion.

Income tax expense

We recorded income tax expenses of US$800 in 2017, and US$220 in 2018.

Net (loss) income

As a result of the foregoing, we recorded a net income of US$10.1 million in 2018, compared to a net loss of US$23.7 million in 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues

Our net revenues increased by 238.5% from US$11.0 million in 2016 to US$37.3 million in 2017, primarily due to a substantial increase in our advertising revenue.

Advertising revenue. Our advertising revenue increased by 251.5% from US$10.0 million in 2016 to US$35.0 million in 2017. The increase of advertising revenue was driven primarily by the increase in the number of impressions we sold on our advertising spaces from 2016 to 2017. The increase in the number of impressions we sold on our advertising spaces was primarily driven by (i) the increase in the average DAUs of our global products from 48.7 million in December 2016 to 104.8 million in December 2017, representing 115.2% year-on-year growth, which was primarily driven by the organic growth of our user base and our continued investment in user acquisition, and (ii) the increase in our available advertising spaces on our global products, which was driven by the release of new global portfolio applications in 2017.

Other Revenue. Other revenue increased from US$1.1 million in 2016 to US$2.3 million in 2017, driven primarily by the sales of virtual items in the live social video community we launched for our TouchPal Phonebook in 2017.

Cost of revenues

Our cost of revenues decreased by 0.3% from US$20.2 million in 2016 to US$20.1 million in 2017. This decrease was primarily due to the decrease of our VoIP related expenses of US$3.7 million as a result of our improved efficiency in telecommunication services utilization, which was partially offset by the increase in revenue-sharing fees of US$1.5 million paid in relation to live broadcasting services, the increase in service fees of US$0.9 million paid for internet data center usage and cloud services, and the increase in salaries and benefits of US$0.5 million paid to operations personnel.

Gross (loss) profit

As a result of the foregoing, we had gross profit of US$17.2 million in 2017, compared to gross loss of US$9.1 million in 2016. Our gross margin increased from negative 82.8% in 2016 to 46.2% in 2017, primarily due to the rapid growth of our revenues compared to the relatively stable cost of revenues and also due to our improved operational efficiency driven by the improvements in our ability to deliver targeted advertisements.

Operating expenses

Our total operating expenses increased by 92.5% from US$21.4 million in 2016 to US$41.2 million in 2017, primarily due to the increase of sales and marketing expenses, research and development expenses and general and administrative expenses along with the expansion of our global user base and business operations.

Sales and marketing expenses. Our sales and marketing expenses increased by 114.6% from US$9.4 million in 2016 to US$20.2 million in 2017. The increase was primarily due to (i) an increase in our user acquisition costs of US$6.6 million incurred mainly in connection with the release of new global portfolio applications and (ii) an increase in salaries and benefits of US$1.3 million paid to our sales and marketing personnel.

Research and development expenses. Our research and development expenses increased by 48.1% from US$8.7 million in 2016 to US$12.9 million in 2017. The increase was primarily due to an increase in salaries and benefits for our technology and product development personnel of US$3.8 million mainly as a result of an increase in the number of our technology and product development personnel from 176 as of December 31, 2016 to 229 as of December 31, 2017. The increase in research and development expenses reflected our increased efforts in improving our big data analytics and AI technology capabilities and expanding our product offerings.

General and administrative expenses. Our general and administrative expenses increased by 113.4% from US$3.9 million in 2016 to US$8.4 million in 2017, primarily due to (i) the provision for allowance of doubtful accounts of US$1.3 million based on our assessment of the current status of a portion of accounts receivables due from certain advertising customers, (ii) the increase in salaries and benefits of US$0.7 million paid to our general and administrative personnel, and (iii) share-based compensation of US$1.5 million paid through the repurchases of ordinary shares from certain employees who were founding shareholders at a purchase price in excess of the fair value.

Other operating income, net. We recorded other operating income of US$0.2 million in 2017, compared to other operating income of US$0.6 million in 2016, in both cases primarily from government subsidies.

Loss from operations

As a result of the foregoing, we incurred loss from operations of US$24.0 million in 2017, compared to loss from operations of US$30.5 million in 2016.

Interest income, net

We had interest income of US$12,887 and US$0.5 million in 2016 and 2017, respectively. Interest income represents interest earned on our cash, cash equivalents and restricted cash, net of the interest expenses primarily related to our bank borrowings.

Foreign exchange losses, net

We incurred foreign exchange losses of US$0.2 million and US$0.2 million in 2016 and 2017, respectively, primarily due to the costs incurred on foreign exchange conversion.

Income tax expense

We recorded income tax expenses of US$800 in 2017, while we did not record any income tax expenses in 2016.

Net loss

As a result of the foregoing, we recorded a net loss of US$23.7 million in 2017, compared to a net loss of US$30.7 million in 2016

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of estate duty or inheritance tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Companies registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 8.25% or 16.5% in Hong Kong commencing on or after April 1, 2018. The profits tax rate is 8.25% for the first HK$2 million of profits, and the profits above that amount will be subject to the tax rate of 16.5%. Under the Hong Kong tax law, our subsidiaries are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Enterprise Income Tax

Generally, our PRC subsidiary, variable interest entities and their subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. A “high and new technology enterprise”, or an HNTE, is entitled to a favorable statutory tax rate of 15% and this qualification is reassessed by relevant government authorities every three years. Our PRC subsidiary, Shanghai Chule obtained High and New Technology Enterprise status from 2017 to 2019.  It enjoyed a preferential tax rate of 15% in 2018 to the extent it has taxable income under the PRC Enterprise Income Tax Law. If our holding company in the Cayman Islands or any of our subsidiaries outside the PRC is considered as a PRC resident enterprise for tax purposes, then our global income will be subject to PRC enterprise income tax at the rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Value-Added Tax

We are subject to VAT at a rate of 6% on the services we provide to advertising customers in the PRC, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

Withholding Tax on Dividends

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at a reduced tax rate of 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Critical Accounting Policies, Judgments and Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Principles of Consolidation

Our consolidated financial statements include the financial information of our holding company, our subsidiaries and our VIEs. All intercompany balances and transactions between us, our subsidiaries and our VIEs are eliminated upon consolidation.

PRC laws and regulations currently restrict foreign-invested companies to engage in mobile internet and mobile advertising businesses. Our offshore holding companies are deemed as foreign entities under PRC laws and accordingly our wholly-owned PRC subsidiary is not eligible to engage in provisions of internet content or other online services. To comply with PRC law and regulations, we conduct all of our mobile internet and mobile advertising businesses in China through our VIEs. Through a series of contractual agreements with VIEs and their respective shareholders, we have effective control over the VIEs. We consolidate our subsidiaries and VIEs of which we are the primary beneficiary.

Revenue Recognition

We provide advertising services to advertising customers which promote their brands, products and services through our mobile applications. We offer two main types of advertising arrangements: brand advertising services and performance-based advertising services. For brand advertising, we recognize revenue ratably based on the number of impressions over the period that the advertising service is provided, which is generally one to two months. For performance-based advertising services, we charge fees to advertising customers based on the effectiveness of advertising links, which is measured by clicks, conversions or some other measurable actions by users of our mobile applications. Revenue from performance-based advertising services is recognized when a user takes the action requested by the advertising customer. Revenue is recognized in accordance with the criteria set forth in ASC605.

We provide cash incentives in the form of sales rebates to certain advertising agencies, and our advertising revenue is presented net of such sales rebates. We have estimated and recorded the sales rebates based on historical transactions and the agreed sales rebate rates with certain advertising agencies. In addition, we engage in certain advertising barter transactions for which the fair value of the advertising provided was not determinable and therefore no revenues or expenses derived from these barter transactions were recognized.

Share-based Compensation

Our share-based payment transactions with our employees are measured based on the grant date fair value of the equity instrument we issued and recognized as compensation expense over the requisite service period based on the straight-line method, with a corresponding impact reflected in additional paid-in capital.

On November 6, 2018, the Board of Directors approved an option modification to reduce the exercise price of certain options granted to employees. All other terms of the share options granted remain unchanged. The modification resulted in incremental compensation costs of US$ 0.3 million, which is amortized over the remaining vesting period of the modified options, ranging from 2018 to 2021.

The following table sets forth information regarding the share options granted to eligible employees, and no option was granted for the year ended December 31, 2018:

	Number of Ordinary	Exercise Price	Fair Value Range of options at the Grant Date	Fair Value of the underlying Ordinary Shares at the Grant Date
Year	option granted	US$	US$	US$
2016	44,618,497	0.10-0.18	0.0247-0.0504	0.08-0.10
2017	10,755,650	0.18	0.0379-0.0748	0.10-0.16
2018	—	—	—	—

Our share-based compensation expenses are measured at the fair value of the awards as calculated under the binomial option-pricing model. Changes in the assumptions used in the binomial model could significantly affect the fair value of stock options and hence the amount of compensation expenses we recognize in our consolidated financial statements.

Assumptions used in the binomial model to estimate the fair value of the options at the date of granted are presented below:

	2016	2017
Average risk-free rate of interest(1)	1.49%-2.45%	2.27%-2.45%
Expected volatility(2)	40.92%-41.88%	40.47%-41.32%
Dividend yield(3)	0%	0%
Contractual term	10 years	10 years

(1)         We estimate the average risk-free rate of interest based on the yield to maturity of U.S. treasury bonds denominated in US$ with a maturity similar to the expected expiry of the term.

(2)         We estimate expected volatility based on the historical volatility of comparable companies in the period equal to average time to expiration to the valuation date.

(3)         We have never declared or paid any dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

We estimate the fair value of our restricted share units based on the fair value of our ordinary shares on the date of grant.

The assumptions used in share-based compensation expenses recognition represent our best estimates, but these estimates involve inherent uncertainties and the application of our judgment. If factors change or different assumptions are used, our share-based compensation expenses could be materially different for any period.

Moreover, the estimates of fair value are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by us for accounting purposes.

Fair Value of Our Ordinary Shares

The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm:

	Per Share Fair Value of the Underlying Ordinary Shares
Valuation Date	US$	Purpose of Valuation
January 31, 2016	0.0804	Share option grants
July 14, 2016	0.1020	To determine potential beneficial conversion feature in connection with the issuance of Series D convertible redeemable preferred shares, and share option grants
January 10, 2017	0.1017	To determine potential beneficial conversion feature in connection with the issuance of Series D-1 convertible redeemable preferred shares, and share option grants
July 31, 2017	0.1601	Share option grants
March 15, 2018	0.4469	Restricted share unit grants

Prior to the completion of the IPO of the Company, in determining the fair value of our ordinary shares, we applied the income approach/discounted cash flow, or DCF, analysis based on our projected cash flow using management’s best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

Discount Rates.    The discount rates used were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

Comparable Companies.    In deriving the weighted average cost of capital used as the discount rates under the income approach, seven publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they operate in the internet and big data industry and (ii) their shares are publicly traded on stock exchanges in the United States.

Discount for Lack of Marketability, or DLOM.    DLOM was quantified by the Finnerty option pricing model. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event, such as an initial public offering, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts.

However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: (i) no material changes in the existing political, legal and economic conditions; (ii) our ability to retain competent management, key personnel and staff to support our ongoing operations; and (iii) no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.

The hybrid method was used to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation.” The hybrid method is a hybrid between the probability-weighted expected return method, or PWERM, and the option pricing method. Under a PWERM, the value of the various equity securities are estimated based upon an analysis of future values for the enterprise, assuming various future outcomes. The option pricing method treats preferred shares as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred shares.

The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares to range from 40.47% to 41.88% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

Upon the completion of the IPO of the Company, the fair values of share options and restricted share units are based on market prices of the underlying shares on the respective grant dates.

Income Tax

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. We follow the asset and liability method of accounting for income taxes.

In accordance with the provisions of ASC 740, we recognize in the financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. We estimate liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process.

Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. We consider positive and negative evidence when determining whether some portion or all of the deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, historical results of operations, and tax planning strategies. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in our consolidated financial statements in the period of change. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in “Summary of Significant Accounting Policies—(y) Recent accounting pronouncements” of our audited consolidated financial statements included elsewhere in this annual report.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31
	2016	2017	2018
	US$	US$	US$
Summary Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(28,435,452)	(28,049,152)	23,106,005
Net cash used in investing activities	(831,393)	(1,758,412)	(3,655,042)
Net cash provided by financing activities	51,306,960	14,401,620	40,169,171
Net increase (decrease) in cash, cash equivalents, and restricted cash	22,040,115	(15,405,944)	59,620,134
Cash, cash equivalents, and restricted cash at beginning of year	19,845,488	41,344,623	27,026,240
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(540,980)	1,087,561	(1,786,459)
Cash, cash equivalents, and restricted cash at end of year	41,344,623	27,026,240	84,859,915

Historically, we have financed our operations primarily through funding from private issuances of preferred shares and loans from commercial banks. As of December 31, 2017 and December 31, 2018, we had US$27.0 million and US$84.9 million in cash, cash equivalents, and restricted cash, respectively. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and short-term floating rate financial instruments which can be freely withdrawn or used and have original maturities of three months or less when purchased. Our restricted cash consists of bank deposits used to guarantee payment processing services provided by banks.

We incurred a net loss of US$30.7 million and US$23.7 million and operating cash outflow of US$28.4 million and US$28.0 million for the years ended December 31, 2016 and 2017, respectively. We had net income of US$10.1 million and operating cash inflow of US$23.1 million in 2018. We accumulated a deficit of US$116.8 million as of December 31, 2018. We had positive working capital, which equals the result of current assets minus current liabilities, of US$37.6 million, US$28.9 million and US$79.9 million as of December 31, 2016, 2017 and, 2018, respectively. We believe that our current cash, cash equivalents, and restricted cash, the available credit under our existing credit facilities, and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional capital in the future.

If we determine that our cash requirements exceed the amount of cash, cash equivalents, and restricted cash we have on hand, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Our anticipated cash flows for 2019 and planned actions to increase revenues and generate cash flows are based on our current expectations, beliefs and estimates and are not guarantees of our future operating results, liquidity and ability to continue operations.

As of December 31, 2018, 11.8% of our cash and cash equivalents were held in China, and 1.3% were held by our VIEs and denominated in Renminbi. Most of the remaining cash and cash equivalents we held as of December 31, 2018 were held in Hong Kong and mainly denominated in Hong Kong dollars and U.S. dollars. Although we consolidate the results of our VIEs, we only have access to the assets or earnings of our VIEs through our contractual arrangements with our VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

To utilize the proceeds we received from our initial public offering, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered with SAFE and its local branches. The total amount of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiary and consolidated affiliated entities, or to make additional capital contributions to our PRC subsidiary.”

A portion of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service-related foreign exchange transactions without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

Operating Activities

Net cash provided by operating activities in 2018 was US$23.1 million, as compared to net income of US$10.1 million in the same period. The difference was primarily due to (i) an increase of US$19.4 million in accounts payable driven primarily by the increase of our user acquisition costs, and (ii) an increase of US$1.3 million in accrued salary and benefits, partially offset by an increase of US$12.6 million in accounts receivables. The principal non-cash items affecting the difference between our net income and our net cash used in operating activities in 2018 primarily consisted of (i) US$2.4 million in share-based compensation expenses, and (ii) US$1.2 million in depreciation expenses. The increase in our accounts receivable was primarily due to the significant increase in our advertising revenue in 2018. Contractually our advertising customers are typically required to make payments in the month following the month in which the advertisements were delivered. In practice, we typically allow a payment term of 30 to 90 days.

Net cash used in operating activities in 2017 was US$28.0 million, as compared to net loss of US$23.7 million in the same period. The difference was primarily due to (i) an increase of US$9.6 million in accounts receivable and (ii) an increase of US$1.1 million in prepaid expenses and other current assets, partially offset by (i) an increase of US$1.6 million in accounts payable driven primarily by the increase of our user acquisition costs, (ii) an increase of US$1.1 million in accrued salary and benefits due to our business expansion, and (iii) an increase of US$0.9 million in accrued expenses and other current liabilities. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2017 consisted of (i) US$1.3 million in provision for allowance of doubtful accounts, (ii) US$0.9 million in depreciation expenses, and (iii) US$0.9 million in share-based compensation expenses. The increase in our accounts receivable was primarily due to the significant increase in our advertising revenue in the three months ended December 31, 2017. Contractually our advertising customers are typically required to make payments in the month following the month in which the advertisements were delivered. In practice, we typically allow a payment term of 30 to 90 days.

Net cash used in operating activities in 2016 was US$28.4 million, as compared to net loss of US$30.7 million in the same period. The difference was primarily due to (i) an increase of US$1.8 million in accounts receivable driven primarily by the increase of our advertising revenue and (ii) an increase of US$1.0 million in prepaid expenses and other current assets, partially offset by (i) an increase of US$1.8 million in accounts payable driven primarily by the increase of our user acquisition costs, (ii) an increase of US$1.1 million in accrued expenses and other current liabilities, and (iii) an increase of US$0.7 million in accrued salary and benefits due to our business expansion. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2016 consisted of (i) US$0.7 million in share-based compensation expenses, and (ii) US$0.6 million in depreciation expenses.

Investing Activities

Net cash used in investing activities in 2018 was US$3.7 million, primarily due to (i) purchase of property, plant and equipment of US$3.5 million and (ii) acquisition of minority equity interest in an investee company of US$0.5 million, partially offset by the repayment of loans from related parties of US$0.3 million.

Net cash used in investing activities in 2017 was US$1.8 million, primarily due to (i) purchase of property, plant and equipment of US$1.5 million and (ii) loans to related parties of US$0.3 million.

Net cash used in investing activities in 2016 was US$0.8 million, primarily due to purchase of property, plant and equipment of US$0.8 million.

Financing Activities

Net cash provided by financing activities in 2018 was US$40.2 million, primarily due to US$45.9 million of proceeds from initial public offering, of which US$0.8 million was issuance costs payable by us as of December 31, 2018, partially offset by (i) our repayment of bank borrowings of US$3.2 million, and (ii) our repurchase of US$2.5 million of our ADSs.

Net cash provided by financing activities in 2017 was US$14.4 million, primarily due to (i) the proceeds received from the issuance of our Series D-1 preferred shares of US$20.0 million and (ii) proceeds from bank borrowings of US$1.9 million, partially offset by (i) our repurchase of ordinary shares from certain founding shareholders of US$1.5 million, (ii) our repurchase of Series A preferred shares of US$2.0 million from certain preferred shareholders, and (iii) our repayment of bank borrowings of US$4.0 million.

Net cash provided by financing activities in 2016 was US$51.3 million, primarily due to (i) the proceeds received from the issuance of our Series D preferred shares of US$46.0 million and (ii) proceeds from bank borrowings of US$6.0 million, partially offset by our repayment of bank borrowings of US$0.7 million.

Capital Expenditures

We made capital expenditures of US$0.8 million, US$1.5 million and US$3.5 million in 2016, 2017 and 2018, respectively. In these periods, our capital expenditures were mainly used for purchases of property and equipment, including servers and other IT equipment. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

Holding Company Structure

CooTek (Cayman) Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiary, our Hong Kong subsidiaries and our VIEs in China. As a result, CooTek (Cayman) Inc.’s ability to pay dividends depend on dividends paid by our PRC and Hong Kong subsidiaries. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary and our VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

C. Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2018 to December 31, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment Due by Period
	Total	Less than 1 year	1 — 3 years	3-5 years	more than 5 years
	(in US$)
Lease obligations	2,097,350	957,522	847,308	292,520	—
Total	2,097,350	957,522	847,308	292,520	—

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2018.

G. Safe Harbor

See “Forward-Looking Statements” on page 1 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Karl Kan Zhang	39	Chairman of the Board of Directors and Chief Architect
Susan Qiaoling Li	41	Director and President
Michael Jialiang Wang	40	Director and Chief Executive Officer
Jim Jian Wang	39	Director and Chief Technology Officer
Duane Ziping Kuang	56	Director
Glen Qian Sun	46	Director
Haibing Wu	47	Independent Director
Jue Yao	46	Independent Director
Teng Ren	32	Chief Data Officer
Jean Liqin Zhang	40	Chief Financial Officer
Joe Haichao Xie	33	Vice President of Global Business
Jiang Zhu	36	Vice President of China Business
Jack Xuesheng Gong	37	Senior Engineering Director

Mr. Karl Kan Zhang co-founded our company in 2008 and has served as Chairman of our Board of Directors since March 2012 and our Chief Architect since August 2008. Prior to founding our company, Mr. Zhang served as a research and development manager at Microsoft Advanced Technology Center from 2004 to 2008. Prior to that, Mr. Zhang served as a software engineer at Intel China Software Lab from 2002 to 2004. Mr. Zhang received his bachelor’s degree in mechanical and electronic engineering from Shanghai University in 2002.

Ms. Susan Qiaoling Li co-founded our company in 2008, and has served as our President since April 17, 2018 and our director since October 2012. Ms. Li first served as our Chief Marketing Officer in 2008, and was then appointed as our Head of Global Business Division in September 2015. Prior to founding our company, Ms. Li served as a program manager in Microsoft China Co., Ltd.’s Shanghai Branch from 2005 to 2008, where she gained extensive experience in developing software and managing key accounts. Prior to that, Ms. Li served as a software quality engineer at Intel (China) Co., Ltd from 2003 to 2005. Ms. Li received her bachelor’s degree in automation from Tsinghua University in 2000 and her master’s degree in computer engineering from North Carolina State University in 2003.

Mr. Michael Jialiang Wang co-founded our company in 2008 and has served as our Chief Executive Officer since August 2008 and our director since March 2012. Prior to founding our company, Mr. Wang served as a program manager at Microsoft R&D Group in China from 2005 to 2008. Mr. Wang received his bachelor’s and master’s degrees in electronic engineering from Shanghai Jiao Tong University in 2002 and 2005, respectively.

Mr. Jim Jian Wang co-founded our company in 2008 and has served as our Chief Technology Officer since August 2008 and our director since July 2014. Prior to founding our company, Mr. Wang served as a development team leader at NTT Data in Tokyo, Japan from 2007 to 2008, where he developed a web crawler program. Prior to that, Mr. Wang served as a project manager in Shanghai JT-Omron Software Co., Ltd from 2002 to 2007. Mr. Wang received his bachelor’s degree in mechatronic engineering and automation from Shanghai University in 2002.

Mr. Duane Ziping Kuang has served as our director since August 2012. Mr. Kuang founded Qiming Venture Partners in 2006, a private equity firm affiliated to one of our major shareholders, and has been serving as its managing partner since then. Mr. Kuang also serves on the boards of companies invested by Qiming Venture Partners, such as Mutto Optronics Corporation (TWSE: 4950). Mr. Kuang has close to 30 years of operational and investment experience with technology companies. Prior to founding Qiming Venture Partners, Mr. Kuang was a director of Intel Capital China from 1999 to 2015. Prior to that, Mr. Kuang served as a general manager in Cisco Systems since 1994. Mr. Kuang received his master’s degree in computer science from Stanford University and his MBA from the University of California Berkeley.

Mr. Glen Qian Sun has served as our director since July 2014. Mr. Sun is a partner of Sequoia Capital China, a private equity firm affiliated to one of our major shareholders. Mr. Sun has also served on the board of 500.com Limited (NYSE: WBAI) as an independent director since 2013. Prior to joining Sequoia Capital China in 2006, Mr. Sun served as an associate at General Atlantic LLC, a private equity firm, from 2003 to 2005, focusing on technology and internet related investment in China. Mr. Sun also worked as a management consultant at Monitor Group from 1997 to 1999. Mr. Sun received his bachelor’s degree in applied mathematics from Harvard College in 1997, and his MBA from Harvard Business School and J.D. from Harvard Law School in 2003.

Mr. Haibing Wu has served as our independent director since September 2018. Mr. Wu has also served on the board of Acorn International, Inc. (NYSE: ATV) as an independent director since September 2016. Mr. Wu has over 20 years of experience in finance. He has been a partner of Vision Knight Capital, a leading private equity firm since April 2018. Prior to that, Mr. Wu served as the chief financial officer at Plateno Hotels Group (formerly known as 7 Days Group Holdings Limited) from October 2007 to March 2018. Mr. Wu also worked at PricewaterhouseCoopers in the United States from May 2000 to February 2006 and later worked as a senior manager in the assurance department of PricewaterhouseCoopers Zhong Tian CPAs Limited Company from February 2006 to October 2007. Mr. Wu received his bachelor’s degree in engineering economics from Shanghai Jiao Tong University in 1994, and master’s degree in business administration from Michigan State University in 2000.

Ms. Jue Yao has served as our independent director since September 2018. Ms. Yao has also served on the board of China Renaissance Holdings Limited (HKEx: 1911) as an independent non-executive director since September 2018 and on the board of Yintech Investment Holdings Limited (Nasdaq: YIN) as an independent director since April 2016. Ms. Yao has extensive experience in accounting and corporate finance. Ms. Yao served as the chief financial officer of Qihoo 360 Technology Co., Ltd., or Qihoo 360, a company formerly listed on the New York Stock Exchange (NYSE: QIHU) and currently listed on the Shanghai Stock Exchange (SSE: 601360), from 2014 to April 2018. Since 2006, Ms. Yao has held various positions at Qihoo 360, including its financial director and vice president of finance from 2008 to 2012 and its co-chief financial officer from 2012 to 2014. From 1999 to 2006, Ms. Yao held various positions, including financial director, at Sohu.com Inc. From 1996 to 1999, Ms. Yao was a senior auditor at KPMG. Ms. Yao received her bachelor’s degree in international accounting from the University of International Business and Economics in 1996. Ms. Yao is a member of the Chinese Institute of Certified Public Accountants.

Mr. Teng Ren co-founded our company in 2008 and served as our Chief Data Officer since July 2015. Mr. Ren joined our company directly after his graduation from Shanghai Jiao Tong University in 2010, where he received his bachelor’s degree in computer science and engineering. He worked in our company as the Principle Architect in charge of developing the engine of TouchPal Smart Input from 2010 to 2012, then as the Principle Architect in charge of our Big Data Department from 2012 to 2015.

Ms. Jean Liqin Zhang has served as our Chief Financial Officer since January 2017. Ms. Zhang joined our company in April 2013 as our Financial Director. Prior to joining us, Ms. Zhang worked at Ernst & Young from 2007 to 2013 with her last position as a senior manager. Prior to that, Ms. Zhang served as a consultant at Accenture Resource OG from 2004 to 2007 and as an auditor at PricewaterhouseCoopers LLP from 2002 to 2004. Ms. Zhang received her bachelor’s degree in economics from Shanghai Jiao Tong University in 2002.

Mr. Joe Haichao Xie has served as our Vice President of Global Business since January 2018. Mr. Xie first joined our company in 2010 serving as a software design engineer, and later has held numerous positions with our company. Mr. Xie received his bachelor’s and master’s degrees in computer science and technology from Dalian University of Technology in 2007 and 2009, respectively.

Mr. Jiang Zhu has served as our Vice President of China Business since January 2018. Mr. Zhu first joined our company in March 2010 as a Software Development Engineer. Before joining our company, Mr. Zhu worked as a software engineer at Sybase R&D Center (Shanghai) from 2009 to 2010. Mr. Zhu received his bachelor’s degree in computer application technology from Shanghai Jiao Tong University in 2006, and his master’s degree in computer science from Shanghai Jiao Tong University in 2009.

Mr. Jack Xuesheng Gong has served as our Senior Engineering Director since May 2015. Before joining our company, Mr. Gong worked as a senior development engineer at Baidu Inc. (Nasdaq: BIDU) from 2010 to 2015, where he worked on designing and developing the core business strategies of Baidu Union, an advertising product based on Baidu’s search engine. Mr. Gong received his bachelor’s and master’s degrees in computer science from Dalian University of Technology in 2007 and 2010, respectively.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2018, we paid an aggregate of approximately RMB10.1 million (US$1.5 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

2012 Stock Incentive Plan

In November 2012, we adopted the 2012 Stock Incentive Plan, as amended from time to time, or the 2012 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and advisors and promote the success of our business. The maximum aggregate number of our ordinary shares which may be issued pursuant to all awards under the 2012 Plan is 226,153,637 ordinary shares. As of February 28, 2019, awards to purchase 201,633,616 ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs describe the principal terms of the 2012 Plan.

Types of Awards. The 2012 Plan permits the awards of options, restricted shares, restricted share units, or RSUs, or any other form of awards granted to a participant pursuant to the 2012 Plan.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2012 Plan. The plan administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2012 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our senior managers, advisors or employees.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Awards. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of awards will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than by will or the laws of descent and distribution, except as otherwise authorized by the plan administrator during the lifetime of the participant.

Termination and amendment of the 2012 Plan. Unless terminated earlier, the 2012 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the 2012 Plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the participant.

2018 Share Incentive Plan

In August 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, or the 2018 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued under the 2018 Plan shall initially be 63,916,634 Class A ordinary shares, plus an annual increase on the first day of each of the first five (5) complete fiscal years after the completion of our initial public offering in 2018 and during the term of this plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to 2.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting). As of February 28, 2019, awards to purchase 27,898,333 ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs summarize the terms of the 2018 Plan.

Types of Awards. The 2018 Plan permits the awards of options, restricted shares, restricted share units, or other types of awards granted to a participant pursuant to the terms of the 2018 Plan.

Plan Administration. The board of directors or a committee of one or more members of the board of directors will administer the 2018 Plan. The plan administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2018 Plan are evidenced by an award agreement that sets forth the terms and conditions for each grant, which may include the term of the award, the provisions applicable in the event the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each option, which is stated in the award agreement. The plan administrator shall determine the time or times at which an option may be exercised in whole or in part, but the maximum term of any option is ten years.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than in accordance with the exceptions provided in the 2018 Plan, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2018 Plan. Unless terminated earlier, the 2018 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

The following table summarizes, as of February 28, 2019, the awards granted under our Plan to several of our directors and executive officers and to other individuals as a group, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Outstanding Options or RSUs		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Teng Ren	15,360,000		0.0105	January 1, 2013	December 31, 2022
	15,360,000		0.0315	June 1, 2014	May 31, 2024

Jean Liqin Zhang	*		0.0105	April 8, 2013	April 7, 2023
	*		0.0315	July 31, 2014	July 30, 2024
	*	(1)	—	March 15, 2018	March 14, 2028
	*	(1)	—	January 2, 2019	January 1, 2029

Joe Haichao Xie	*		0.0105	January 1, 2013	December 31, 2022
	*		0.0315	July 31, 2014	July 30, 2024
	*		0.1000	January 1, 2016	December 31, 2025
	*	(1)	—	March 15, 2018	March 14, 2028
	*	(1)	—	January 2, 2019	January 1, 2029

Jiang Zhu	*		0.0105	January 1, 2013	December 31, 2022
	*		0.0315	July 31, 2014	July 30, 2024
	*		0.1000	January 1, 2016	December 31, 2025
	*	(1)	—	March 15, 2018	March 14, 2028
	*	(1)	—	January 2, 2019	January 1, 2029

Jack Xuesheng Gong	*		0.0315	May 11, 2015	May 10, 2025
	*		0.1000	January 1, 2016	December 31, 2025
	*		0.1000	May 11, 2016	May 10, 2026
	*	(1)	—	March 15, 2018	March 14, 2028
	*	(1)	—	January 2, 2019	January 1, 2029

			from 0.0105
Other individuals as a group	165,407,149	(2)	to 0.1800	—	—

*                 The options and restricted shares units in aggregate held by each of these officers represent less than 1% of our total outstanding shares.

(1)         Restricted share units.

(2)         Including options and restricted shares units. With respect to the options the exercise price is with the range from 0.0105 to 0.1800.

C. Board Practices

Our board of directors consists of eight directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Haibing Wu, Ms. Jue Yao and Mr. Karl Kan Zhang. Mr. Haibing Wu is the chairman of our audit committee. We have determined that each of Mr. Haibing Wu and Ms. Jue Yao satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that each of Mr. Haibing Wu and Ms. Jue Yao qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•                  reviewing with the independent auditors any audit problems or difficulties and management’s response;

•                  discussing the annual audited financial statements with management and the independent auditors;

•                  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•                  reviewing and approving all proposed related party transactions;

•                  meeting separately and periodically with management and the independent auditors; and

•                  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Ms. Jue Yao, Mr. Haibing Wu and Mr. Karl Kan Zhang. Ms. Jue Yao is the chairwoman of our compensation committee. We have determined that each of Ms. Jue Yao and Mr. Haibing Wu satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•                  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•                  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•                  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•                  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Karl Kan Zhang, Mr. Haibing Wu and Ms. Jue Yao. Mr. Karl Kan Zhang is the chairman of our nominating and corporate governance committee. We have determined that each of Mr. Haibing Wu and Ms. Jue Yao satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•                  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•                  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•                  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•                  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to us, including a duty of loyalty, a duty to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the class rights vested thereunder in the holders of the shares. The Company has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have rights to damages if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•                  convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•                  declaring dividends and distributions;

•                  appointing officers and determining the term of office of the officers;

•                  exercising the borrowing powers of our company and mortgaging the property of our company; and

•                  approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies, or is found by our company to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our board of directors resolve that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provision of our post-listing amended and restated memorandum and articles of association.

D. Employees

We had 299, 383 and 498 employees as of December 31, 2016, 2017 and 2018, respectively. The following table sets forth the breakdown of our employees by function as of December 31, 2018:

Function:
Research and development	307
Sales and marketing	67
Operations	61
General and administrative	63
Total	498

As required by laws and regulations in China, we contribute to various statutory employee benefit plans that are organized by municipal and provincial governments, including pension, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance plans as well as the housing provident fund. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We enter into labor contracts and standard confidentiality and intellectual property agreements with our key employees. The labor contracts with our key personnel typically include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for one year after the termination of his or her employment.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2019 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially 5% of our total outstanding shares.

The calculations in the table below are based on 2,932,796,436 Class A ordinary shares (excluding 16,810,800 Class A ordinary shares in the form of ADSs held by our depositary bank as treasury stocks) and 246,224,465 Class B ordinary shares outstanding as of February 28, 2019.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after February 28, 2019, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power†

Directors and Executive Officers**:
Karl Kan Zhang(1)	—	246,224,465	246,224,465	7.7	67.7
Susan Qiaoling Li(2)	215,624,465	—	215,624,465	6.8	2.4
Michael Jialiang Wang(3)	215,624,465	—	215,624,465	6.8	2.4
Jim Jian Wang(4)	128,368,349	—	128,368,349	4.0	1.4
Duane Ziping Kuang	*	—	*	*	*
Glen Qian Sun	—	—	—	—	—
Haibing Wu	—	—	—	—	—
Jue Yao	—	—	—	—	—
Teng Ren	*	—	*	*	*
Jean Liqin Zhang	*	—	*	*	*
Joe Haichao Xie	*	—	*	*	*
Jiang Zhu	*	—	*	*	*
Jack Xuesheng Gong	*	—	*	*	*
All Directors and Executive Officers as a Group	609,990,839	246,224,465	856,215,304	26.5	74.0

Principal Share-holders:
Qiming Funds(5)	540,786,459	—	540,786,459	17.0	6.0
Sequoia Capital China GF Holdco III-A, Ltd.(6)	555,204,772	—	555,204,772	17.5	6.1
SIG China Investments Master Fund III, LLLP(7)	423,875,937	—	423,875,937	13.3	4.7
Kan’s Global CoolStuff Investment Inc.(1)(8)	—	246,224,465	246,224,465	7.7	67.7
LQL Global Innovation Investment Inc.(2)(9)	215,624,465	—	215,624,465	6.8	2.4
Jialiang’s Global Creativity Investment Inc. (3)(10)	215,624,465	—	215,624,465	6.8	2.4
Jian’s Global CoolStuff Investment Inc.(4)(11)	128,368,349	—	128,368,349	4.0	1.4

*                 Less than 1% of our total outstanding shares.

**          Except as otherwise indicated below, the business address of our directors and executive officers is 2nd Floor, Building 7, No.2007 Hongmei Road, Xuhui District, Shanghai, China. The business address of Duane Ziping Kuang is Unit 3906 Jinmao Tower, No.88 Century Boulevard, Shanghai, China. The business address of Glen Qian Sun is Room2805, No.1266 Nanjing West Road, Shanghai, China.

†                 For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to twenty-five votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)         Represents 246,224,465 Class B ordinary shares held by Kan’s Global CoolStuff Investment Inc., a British Virgin Islands company. Kan’s Global CoolStuff Investment Inc. is ultimately owned by Karl’s Global CoolStuff Investment Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Karl Kan Zhang is the settlor of this trust, and Mr. Zhang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Zhang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Kan’s Global CoolStuff Investment Inc. Mr. Zhang is the sole director of Kan’s Global CoolStuff Investment Inc. The register office of Kan’s Global CoolStuff Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

(2)         Represents 215,624,465 Class A ordinary shares held by LQL Global Innovation Investment Inc., a British Virgin Islands company. LQL Global Innovation Investment Inc. is ultimately owned by  LQL International Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Susan Qiaoling Li is the settlor of this trust, and  Ms. Li and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by LQL Global Innovation Investment Inc. Ms. Li is the sole director of LQL Global Innovation Investment Inc. The register office of LQL Global Innovation Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

(3)         Represents 215,624,465 Class A ordinary shares held by Jialiang’s Global Creativity Investment Inc., a British Virgin Islands company. Jialiang’s Global Creativity Investment Inc. is ultimately owned by Ivy Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Michael Jialiang Wang is the settlor of this trust, and Mr. Wang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Jialiang’s Global Creativity Investment Inc. Mr. Wang is the sole director of Jialiang’s Global Creativity Investment Inc. The register office of Jialiang’s Global Creativity Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

(4)         Represents 128,368,349 Class A ordinary shares directly held by Jian’s Global CoolStuff Investment Inc., a British Virgin Island company. Jian’s Global CoolStuff Investment Inc. is ultimately owned by Thoughtwise Trust, a trust established with the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Jim Jian Wang is the settlor of this trust, and Mr. Wang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Jian’s Global CoolStuff Investment Inc in our company. Mr. Wang is the sole director of Jian’s Global CoolStuff Investment Inc. The register office of Jian’s Global CoolStuff Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

(5)         Represents (i) 490,679,348 Class A ordinary shares held by Qiming Venture Partners II, L.P., a Cayman Islands exempted limited partnership; (ii) 42,966,564 Class A ordinary shares held by Qiming Venture Partners II-C, L.P, a Cayman Islands exempted limited partnership; and (iii) 7,140,547 Class A ordinary shares by Qiming Managing Directors Fund II, L.P., a Cayman Islands exempted limited partnership. Information regarding beneficial ownership is reported as of December 31, 2018, based on the information contained in the Schedule 13G filed by Qiming Corporate GP II, Ltd. with SEC on February 13, 2019. Qiming Venture Partners II, L.P., Qiming Venture Partners II-C, L.P., and Qiming Managing Directors Fund II, L.P. are collectively referred to as Qiming Funds. The general partner of both Qiming Venture Partners II, L.P. and Qiming Venture Partners II-C, L.P. is Qiming GP II, L.P., a Cayman Islands exempted limited partnership. The general partner of both Qiming Managing Directors Fund II, L.P. and Qiming GP II, L.P. is Qiming Corporate GP II, Ltd., a Cayman Islands exempted limited company. Voting and investment power of the shares held by the Qiming Funds is exercised by the investment committee of Qiming Corporate GP II, Ltd., which consists of Duane Kuang, Gary Rieschel, JP Gan and Robert Headley. The registered office of Qiming Funds is at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(6)         Represents 555,204,772 Class A ordinary shares held by Sequoia Capital China GF Holdco III-A, Ltd., an exempted company with limited liability incorporated in the Cayman Islands. Information regarding beneficial ownership is reported as of December 31, 2018, based on the information contained in the Schedule 13G filed by Sequoia Capital China GF Holdco III-A, Ltd. with SEC on February 14, 2019. The sole shareholder of Sequoia Capital China GF Holdco III-A, Ltd. is Sequoia Capital China Growth Fund III, L.P. The general partner of Sequoia Capital China Growth Fund III, L.P. is SC China Growth III Management, L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Mr. Neil Nanpeng Shen. The registered office of Sequoia Capital China GF Holdco III-A, Ltd. is at Cricket Square, Hutchins Drive P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

(7)         Represents 423,875,937 Class A ordinary shares held by SIG China Investments Master Fund III, LLLP, a Delaware limited liability limited partnership. Information regarding beneficial ownership is reported as of December 31, 2018, based on the information contained in the Schedule 13G filed by SIG China Investments Master Fund III, LLLP with SEC on February 14, 2019. SIG Asia Investment, LLLP, a Delaware limited liability limited partnership, is the investment manager for SIG China Investments Master Fund III, LLLP pursuant to an investment management agreement, and as such, has discretionary authority to vote and dispose of the 423,875,937 Class A ordinary shares. Heights Capital Management, Inc., a Delaware Corporation, is the investment manager for SIG Asia Investment, LLLP pursuant to an investment management agreement, and as such, has the discretionary to dispose and vote the 423,875,937 Class A ordinary shares. Mr. Authur Dantchik, in his capacity as president of SIG Asia Investment, LLLP, and vice president of Heights Capital Management, Inc. may also be deemed to have investment discretion over the shares held by SIG China Investments Master Fund III, LLLP. Mr. Dantchik disclaims any such investment discretion or beneficiary ownership with respect to these shares. The registered office of SIG China Investments Master Fund III, LLLP is at One Commence Center, 1201 N. Orange Street, Suite 715, Wilmington, DE, USA.

(8)         Represents 246,224,465 Class B ordinary shares held by Kan’s Global CoolStuff Investment Inc., a British Virgin Islands company. Kan’s Global CoolStuff Investment Inc. is ultimately owned by Karl’s Global CoolStuff Investment Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Karl Kan Zhang is the settlor of this trust, and Mr. Zhang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Zhang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Kan’s Global CoolStuff Investment Inc. Mr. Zhang is the sole director of Kan’s Global CoolStuff Investment Inc. The register office of Kan’s Global CoolStuff Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

(9)         Represents 215,624,465 Class A ordinary shares held by LQL Global Innovation Investment Inc., a British Virgin Islands company. LQL Global Innovation Investment Inc. is ultimately owned by LQL International Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Susan Qiaoling Li is the settlor of  this trust, and  Ms. Li and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by LQL Global Innovation Investment Inc. Ms. Li is the sole director of LQL Global Innovation Investment Inc. The register office of LQL Global Innovation Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

(10)  Represents 215,624,465 Class A ordinary shares held by Jialiang’s Global Creativity Investment Inc., a British Virgin Islands company, Jialiang’s Global Creativity Investment Inc. is ultimately owned by Ivy Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Michael Jialiang Wang is the settlor of this trust, and Mr. Wang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Jialiang’s Global Creativity Investment Inc. Mr. Wang is the sole director of Jialiang’s Global Creativity Investment Inc. The register office of Jialiang’s Global Creativity Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

(11)  Represents 128,368,349 Class A ordinary shares directly held by Jian’s Global CoolStuff Investment Inc., a British Virgin Island company, Jian’s Global CoolStuff Investment Inc. is ultimately owned by Thoughtwise Trust, a trust established with the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Jim Jian Wang is the settlor of this trust, and Jim Jian Wang and his family members are the trust’s beneficiaries. Under the terms of this trust, Jim Jian Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Jian’s Global CoolStuff Investment Inc in our company. Mr. Wang is the sole director of Jian’s Global CoolStuff Investment Inc. The register office of Jian’s Global CoolStuff Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of February 28, 2019, a total of 732,794,803 of our ordinary shares (including 16,810,800 Class A ordinary shares in the form of ADSs held by our depositary bank as treasury stocks) were held by three record holders in the United States, representing 22.9% of our total outstanding shares on record as February 28, 2019 (including the 16,810,800 Class A ordinary shares in the form of ADSs held by our depositary bank as treasury stocks). One of these holders is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 234,310,800 Class A ordinary shares (including 16,810,800 Class A ordinary shares in the form of ADSs held by our depositary bank as treasury stocks), representing 7.9% Class A ordinary shares and 7.3% of our total outstanding shares on record as of February 28, 2019 . The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with our Variable Interest Entities and their Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Shareholders Agreement

We entered into our shareholders agreement on January 10, 2017 with our shareholders, which consist of holders of ordinary shares and preferred shares.

The shareholders agreement provides for certain preferential rights, including right of first refusal, co-sale rights, preemptive rights and provisions governing the board of directors and other corporate governance matters. Those preferential rights governing the board of directors has been automatically terminated upon the completion of our initial public offering.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—2012 Stock Incentive Plan.” and “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—2018 Share Incentive Plan.”

Transactions with Certain Affiliates

In November 2016, we extended a loan of RMB0.5 million (US$0.1 million) to Mr. Jim Jian Wang. The loan bears an annual interest rate of 4.08% and is repayable in cash under a 36-month-installment repayment scheme. The loan has been fully repaid in February 2018.

In April 2017, we extended a loan of RMB2.0 million (US$0.3 million) to Mr. Teng Ren. The loan bears an annual interest rate of 4.08% and becomes due after one years upon the expiration of lock-up period. The loan has been fully repaid in March 2018.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our management’s time and attention.

On June 28, 2018, we filed a lawsuit against the Trademark Review and Adjudication Board, or TRAB, of the State Administration for Industry and Commerce of the PRC seeking a revocation of TRAB’s verdict that rejected our application of No.14911470 “ ” trademark. On May 8, 2018, TRAB rejected our application of No.14911470 “” trademark due to the existence of a trademark owned by a PRC company unrelated to us that also contained the Chinese characters “,” or the reference trademark. The reference trademark was declared invalid by TRAB in August 2016. Before TRAB rejected our application, a lawsuit concerning the declaration of invalidity of such reference trademark was on trial in Beijing Intellectual Property Court. On May 30, 2018, the court ruled in favor of TRAB’s declaration and invalidated the reference trademark. On January 30, 2019, Beijing Intellectual Property Court ruled in favor of us and revoked TRAB’s verdict rejecting our trademark application.

Other than the above, we are currently not a party to any material legal or administrative proceedings.

Dividend Policy

Our board of directors has complete discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend either out of profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation— Regulations Relating to Foreign Currency Exchange and Dividend Distribution.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our ADSs, each representing 50 of our Class A ordinary share of ours, have been listed on the New York Stock Exchange since September 28, 2018. Our ADSs trade under the symbol “CTK.”

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing 50 Class A ordinary share of ours, have been listed on the New York Stock Exchange since September 28, 2018 under the symbol “CTK.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following are summaries of material provisions of our seventh amended and restated memorandum and articles of association, as well as the Companies Law (2018 Revision), or the “Companies Law”, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our seventh amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person other than holders of Class B ordinary shares or their affiliates or upon a change of ultimate beneficial ownership of any Class B ordinary shares to any person who is not an affiliate of the holder thereof, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our amended and restated articles of association provide our directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of our directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty-five votes per share on all matters subject to vote at our general meetings. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy.

A quorum required for a meeting of shareholders consists of one or more shareholders present or representing by proxy and holding shares which represent, in aggregate, not less than one-third of all votes attaching to the issued and outstanding voting shares entitled to vote at general meetings. Shareholders may be present in person or by proxy or, if the shareholder is a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding, at the date of deposit of the requisition, shares which represent, in aggregate, no less than one-third of all votes attaching to all our issued and outstanding shares, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least ten (10) calendar days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of our name or making changes to our amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, consolidate or subdivide their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of one or more shareholders present in person or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of all votes attaching to all outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Election, Removal and Remuneration of Directors. Unless otherwise determined by our company in general meeting, our memorandum and articles of association provide that our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.

The directors have the power to appoint any person as a director either to fill a vacancy on the board or as an addition to the existing board. Our shareholders may also appoint any person to be a director by way of ordinary resolution. A director shall not be required to hold any Shares in the company by way of qualification.

Subject to restrictions contained in our amended and restated memorandum and articles of association, a director may be removed with or without cause by ordinary resolution.

In addition, the office of any director shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to our company, (iv) without special leave of absence from our board is absent from three consecutive board meetings and our board resolves that his office be vacated, or (v) is removed from office pursuant to our amended and restated memorandum and articles of association.

The remuneration of the directors may be determined by the directors or by ordinary resolution of shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•                       the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•                       the instrument of transfer is in respect of only one class of ordinary shares;

•                       the instrument of transfer is properly stamped, if required;

•                       in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•                       a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the New York Stock Exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year as our board may determine from time to time.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by two-thirds of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including but not limited to:

•             the designation of the series;

•             the number of shares of the series and the subscription price thereof if different from the par value thereof;

•             the dividend rights, dividend rates, conversion rights, voting rights; and

•             the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•             authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•             limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are incorporated as an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is incorporated in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be incorporated as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•             does not have to file an annual return of its shareholders with the Registrar of Companies;

•             is not required to open its register of members for inspection;

•             does not have to hold an annual general meeting;

•             may issue negotiable or bearer shares or shares with no par value;

•             may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•             may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•             may register as a limited duration company; and

•             may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” in this “Item 10. Additional Information—C. Material Contracts” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange and Dividend Distribution.”

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

According to Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding tax will be required on the payment of dividends or capital to any holder of our ADSs or ordinary shares, nor will gains derived from the disposal of our ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that CooTek (Cayman) Inc. is not a PRC resident enterprise for PRC tax purposes. CooTek (Cayman) Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that CooTek (Cayman) Inc. meets all of the conditions above. CooTek (Cayman) Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that CooTek (Cayman) Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of CooTek (Cayman) Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that CooTek (Cayman) Inc. is treated as a PRC resident enterprise.

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets”(generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our stock  (by vote or value), holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, investors required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the acquisition or ownership of our ADSs or ordinary shares or the Medicare tax. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For United States federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to United States federal income tax. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more  (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for United States federal income tax purposes, because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the stock of our VIEs for United States federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our VIEs for United States federal income tax purposes, and based upon our current income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2018 and we do not expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not expect to be or become a PFIC in the current or future taxable years, no assurance can be given that we are not or will not become classified as a PFIC because the determination of PFIC status is a fact-intensive inquiry made on an annual basis and will depend upon the composition of our assets and income, and the continued existence of our goodwill at that time. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or future taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market value of our ADSs from time to time (which may be volatile). In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for capital expenditures and other general corporate purposes, our risk of becoming classified as a PFIC may substantially increase.

Our special United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we are not and will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are treated as a PFIC are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution we pay will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. We expect our ADSs will be considered to be readily tradable on the New York Stock Exchange, which is an established securities market in the United States. Since we do not expect that our ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. We may, however, be eligible for the benefits of the United States-PRC income tax treaty (which the Secretary of Treasury of the United States has determined is satisfactory for the purpose of being a “qualified foreign corporation”). If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•                       the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•                       the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•                  the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•                  the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded. Our ADSs are listed on the New York Stock Exchange, which is an established securities market in the United States. Consequently, if ADSs continue to be listed on the New York Stock Exchange and are being regularly traded, we expect that the mark-to-market election would be available to a U.S. Holder that holds our ADS were we to be or become a PFIC. Our ADSs are expected to qualify as being regularly traded,  but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621 or such other form as is required by the United States Treasury Department. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Deutsche Bank Trust Company Americas., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in the PRC has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.8% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Market Risks

Foreign Exchange Risk

A majority of our expenses and a certain percentage of our revenues are denominated in RMB. We have not used any derivative financial instruments to hedge exposure to such risk.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. In July 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to the U.S. dollar, and Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would have an adverse effect on Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

For the years ended December 31, 2016 and 2017, we had a net loss of US$30.7 million, US$23.7 million, respectively. For the year ended December 31, 2018, we had a net income of US$10.1 million. The following table demonstrates the impact of a hypothetical increase or decrease in the exchange rate of U.S. dollar against RMB on our financial results holding all other variables constant:

	Effects on net income (loss) (US$)
	For the Year Ended December 31, 2016	For the Year Ended December 31, 2017	For the Year Ended December 31, 2018
5% appreciation of USD against RMB	1,511,157	1,486,139	1,177,322
5% depreciation of USD against RMB	(1,670,226)	(1,642,575)	(1,301,251)

As of December 31, 2018, we had RMB-denominated cash and cash equivalents of RMB74.4 million, HKD-denominated cash and cash equivalents of HKD76.6 million, and U.S. dollar-denominated cash and cash equivalents of US$64.2 million. Assuming we had converted the U.S. dollar-denominated cash and cash equivalents of US$64.2 million into RMB at the exchange rate of $1.00 for RMB6.8755 as of December 31, 2018, a 5% appreciation or depreciation of RMB against the U.S. dollar as of December 31, 2018 would result in a decrease or an increase of RMB22.1 million in our cash and cash equivalents, respectively. Assuming we had converted the HKD-denominated cash, cash equivalents and restricted cash of HKD76.6 million into RMB at the exchange rate of HKD1.00 for RMB0.8762 as of December 31, 2018, a 5% appreciation or depreciation of RMB against HKD as of December 31, 2018 would result in a decrease or an increase of RMB3.4 million in our cash and cash equivalents, respectively.

In recent years, the exchange rate between RMB and U.S. dollar has experienced volatility. It is difficult to predict how market forces and government policies may impact the exchange rate between RMB and the U.S. dollar in the future. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk, but we may, in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. The effectiveness of these hedges may be limited and we may not be able to successfully reduce our exposure.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses incurred on bank borrowings and income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Expenses Our ADS Holders May Have to Pay

Deutsche Bank Trust Company Americas. is our depositary. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

An ADS holder will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•        To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends	Up to US$0.05 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

An ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•                  Fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in Cayman Islands (i.e., upon deposit and withdrawal of Class A ordinary shares).

•                  Expenses incurred for converting foreign currency into U.S. dollars.

•                  Expenses for cable, telex and fax transmissions and for delivery of securities.

•                  Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Class A ordinary shares are deposited or withdrawn from deposit).

•                  Fees and expenses incurred in connection with the delivery or servicing of Class A ordinary shares on deposit.

•                  Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, deposited securities, ADSs and ADRs.

•                  Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2018, we received a reimbursement of US$0.7 million, after deduction of applicable U.S. taxes, from the depositary.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333- 226867) (the “F-1 Registration Statement”) in relation to our initial public offering, which became effective on September 27, 2018. In October 2018, we completed our initial public offering in which we issued and sold an aggregate of 4,350,000 ADSs, representing 217,500,000 Class A ordinary shares. Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. were the representatives of the underwriters for our initial public offering.

For the period from the effective date of the F-1 Registration Statement to December 31, 2018, the total expenses incurred for our company’s account in connection with our IPO was approximately US$7.1 million, which included US$3.7 million in underwriting discounts and commissions for the IPO and approximately US$3.4 million in other costs and expenses for our IPO. We received net proceeds of approximately US$45.1 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the effective date of the F-1 Registration Statement to December 31, 2018, we used the net proceeds received from our initial public offering as follows:

•                  Approximately US$5.1 million for research and development, to continue to invest in our technological capabilities, particularly big data analytics and AI technology, and to develop new products and services;

•                  Approximately US$11.8 million for sales and marketing efforts, including promotional activities for our products to acquire users; and

•                  Approximately US$2.5 million for general corporate purposes, which may include working capital needs and share repurchase.

We still intend to use the proceeds from our initial public offering as disclosed in the F-1 Registration Statement.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief architect, chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2018. Based upon that evaluation, our management, with the participation of our chief architect, chief executive officer and chief financial officer, has concluded that, due to the material weaknesses and significant deficiency described below under “Changes in Internal Control Over Financial Reporting”, as of the end of the period covered by this annual report, our disclosure controls and procedures were ineffective in ensuring that the information required to be disclosed by us in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control Over Financial Reporting

In the course of auditing our consolidated financial statements for year ended December 31, 2017, we and our independent registered public accountant identified one material weakness and two significant deficiencies in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to the lack of accounting personnel with requisite knowledge of U.S. GAAP and SEC financial reporting requirements, and lack of accounting policies and procedures relating to financial reporting in accordance with U.S. GAAP and SEC financial reporting requirements.

We believe we have made progress on addressing the abovementioned material weakness by implementing the following measures:

•                  We have hired and plan to add more qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements;

•                  We have organized regular training for our accounting and reporting personnel, especially training related to U.S. GAAP and SEC financial reporting requirements; and

•                  We have completed the upgrade of our financial system to enhance its effectiveness and financial and system control.

We will further develop our compliance process and establish a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential compliance issues, in order to improve our internal controls over financial reporting to remediate the abovementioned material weakness.

As we were in the process of implementing such remedial measures as of December 31, 2018, our management concluded that the material weakness had not been fully remediated and there was still a material weakness related to the lack of accounting policies and procedures relating to financial reporting in accordance with U.S. GAAP and SEC financial reporting requirements.

Meanwhile, we have implemented remediation measures to address the significant deficiencies. As of December 31, 2018, we have remediated one of the two significant deficiencies and our management concluded that there was still a significant deficiency related to lack of formal risk assessment process and monitoring activities. We are in the process of implementing remediation measures to remediate the significant deficiency by establishing a formal risk assessment process.

However, we cannot assure you that we will remediate our material weakness and significant deficiency in a timely manner. We and our independent registered public accounting firm were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2018. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control over financial reporting under the Sarbanes-Oxley Act for purposes of identifying and reporting any material weakness or significant deficiency in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting for 5 years.

Changes in Internal Control

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Mr. Haibing Wu and Ms. Jue Yao, members of our audit committee and independent directors (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in August 2018. We have posted a copy of our code of business conduct and ethics on our website at https://ir.cootek.com/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated.

	For the Year Ended December 31,	For the Year Ended December 31,
	2017	2018
	(in US$ thousands)
Audit fees(1)	—	1,080
Tax fees(2)	—	65

Notes:

(1)         “Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements.

(2)         “Tax fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and other service provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We are relying on the exemption under Rule 10A-3(b)(1)(iv)(A)(2), which exempts a minority of the members of the audit committee from the independence requirements for one year from the effective date of the registration statement, filed in connection with the initial public offering. Such reliance does not adversely affect the ability of the audit committee to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 24, 2018, our board of directors authorized a share repurchase program under which we may purchase up to US$15 million worth of our ordinary shares or American depositary shares representing ordinary shares over the next 12 months starting from November 30, 2018. The share repurchase program permitted us to purchase shares from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades or legally permissible ways depending on the market conditions and in accordance with applicable rules and regulations.

Period	Total Number of ADSs Purchased(1)	Average Price Paid Per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(2)	Maximum Dollar Value of ADSs that May Yet Be Purchased Under Plans or Programs (US$)

Month #1 (December 1, 2018—December 31, 2018)	311,010	8.04	311,010	12,500,833
Total	311,010	8.04	311,010	12,500,833

(1)         Each ADS represents 50 Class A ordinary shares.

(2)         On November 24, 2018, our board of directors approved a share repurchase program under which we may repurchase up to US$15 million worth of our ordinary shares or American depositary shares representing ordinary shares over the next 12 months.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange corporate governance listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. Currently, we do not plan to rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of CooTek (Cayman) Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1

Seventh Amended and Restated Memorandum and Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1, as amended, initially filed on August 16, 2018 (File No. 333- 226867) )

2.1

Specimen American Depositary Receipt of the Registrant (included in Exhibit 2.3) (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

2.2

Specimen Certificate for Class A Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

2.3

Form of Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares (incorporated by reference to Exhibit 4.3 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

2.4

Fifth Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated January 10, 2017 (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.1

2012 Stock Incentive Plan(incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.2

2018 Share Incentive Plan(incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.4

Form of Employment Agreement between the Registrant and executive officers of the Registrant (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

Exhibit Number	Description of Document
4.5

Exclusive Business Cooperation Agreement between Shanghai Chule (CooTek) Information Technology Co., Ltd. and Shanghai Chubao (CooTek) Information Technology Co., Ltd dated August 6, 2012 (incorporated by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.6

Amended and Restated Exclusive Purchase Option Agreements among Shanghai Chule (CooTek) Information Technology Co., Ltd. and each shareholder of Chubao (CooTek) Information Technology Co., Ltd dated October 30, 2012 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.7

Amended and Restated Equity Pledge Agreements among Shanghai Chule (CooTek) Information Technology Co., Ltd. and each shareholder of Chubao (CooTek) Information Technology Co., Ltd dated October 30, 2012 (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.8

Powers of Attorney granted by each shareholder of Chubao (CooTek) Information Technology Co., Ltd dated October 30, 2012 (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.9

Loan Agreements between Shanghai Chule (CooTek) Information Technology Co., Ltd. and each shareholder of Shanghai Chubao (CooTek) Information Technology Co., Ltd dated August 6, 2012 (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.10

The form spouse consent letter signed by each spouse of the shareholders of Shanghai Chubao (CooTek) Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.11

Series D-1 Preferred Share Purchase Agreement between the Registrant and other parties dated January 10, 2017 (incorporated by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.12

The form of audience network terms between Facebook, Inc. and Facebook Ireland Limited and us (incorporated by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.13

The form of Google DoubleClick Platform Services Terms and Conditions between Google Inc. and us (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.14

The form of DFP Small Business Online Standard Terms & Conditions between Google Inc. and us (incorporated by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.15

The form of Google AdSense Online Terms of Service between Google Inc. and us (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.16*	The form of MoPub Terms of Service between Twitter, Inc. and the Registrant

Exhibit Number	Description of Document
8.1*	List of Principal Subsidiaries and Variable Interest Entities of the Registrant

11.1

Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm

15.2*	Consent of Junhe LLP

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed with this Annual Report on Form 20-F.

**          Furnished with Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CooTek (Cayman) Inc.
	By:	/s/ Karl Kan Zhang
	Name:	Karl Kan Zhang
	Title:	Chairman of the Board of Directors and Chief Architect

Date: April 15, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of CooTek (Cayman) Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CooTek (Cayman) Inc. (the “Company”), its subsidiaries and its variable interest entities (collectively referred to as the “Group”) as of December 31, 2018, and 2017, the related consolidated statements of operations, comprehensive (loss) income, changes in shareholders’ (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and the financial statement schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of Group as of December 31, 2018, and 2017, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 15, 2019
We have served as the Group’s auditor since 2018.

COOTEK (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2017	2018
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	26,720,158	84,859,915
Restricted cash	306,082	—
Account receivable, net of allowance for doubtful accounts of US$1,295,149 and US$1,286,120 as of December 31, 2017 and 2018, respectively	10,979,821	23,373,969
Amount due from related parties	340,955	—
Prepaid expenses and other current assets	5,391,736	4,942,285
Total current assets	43,738,752	113,176,169
Property and equipment, net	1,943,550	4,211,051
Long-term investment	—	500,032
Amount due from related parties-non-current	24,442	—
Other non-current assets	554,278	555,922
TOTAL ASSETS	46,261,022	118,443,174
LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable (including accounts payable of consolidated VIEs, without recourse to the Company of US$107,568 and US$570,504 , respectively, as of December 31, 2017 and 2018)	5,432,505	24,780,899
Short-term bank borrowings and current portion of long-term bank borrowings (including short-term bank borrowings of consolidated VIEs, without recourse to the Company of US$790,816 and nil, respectively, as of December 31, 2017 and 2018)	3,193,381	—
Accrued salary and benefits (including accrued salary and benefits of consolidated VIEs, without recourse to the Company of US$269,245 and US$416,749, respectively, as of December 31, 2017 and 2018)	3,244,931	4,535,133
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of consolidated VIEs, without recourse to the Company of US$951,817 and US$518,357, respectively, as of December 31, 2017 and 2018)	2,422,313	3,582,160
Deferred revenue (including deferred revenue of consolidated VIEs, without recourse to the Company of US$276,812 and US$157,793, respectively, as of December 31, 2017 and 2018)	521,640	344,361
Total current liabilities	14,814,770	33,242,553
Other non-current liabilities	—	877,826
Total LIABILITIES	14,814,770	34,120,379
Commitments(Note 17)

Convertible redeemable preferred shares (redemption value of US$209,694,647 and nil as of December 31, 2017 and December 31, 2018, respectively) (Note 13)	156,367,810	—
Shareholders’ (deficit) equity:
Ordinary shares (US$0.00001 par value; 2,920,061,989 shares authorized, 898,393,690 shares issued and outstanding as of December 31, 2017)	8,984	—
Class A ordinary shares (US$0.00001 par value; 13,750,000,000 shares authorized, 2,949,757,236 shares issued and 2,934,206,736 outstanding as of December 31, 2018)	—	29,498
Class B ordinary shares (US$0.00001 par value; 250,000,000 shares authorized, 246,224,465 shares issued and outstanding as of December 31, 2018)	—	2,462
Treasury stocks (nil and 15,550,500 shares as of December 31 2017 and 2018, respectively)	—	(2,499,167)
Additional paid-in capital	876,560	204,701,187
Accumulated deficit	(126,899,750)	(116,752,285)
Accumulated other comprehensive income (loss)	1,092,648	(1,158,900)
Total Shareholders’ (Deficit) Equity	(124,921,558)	84,322,795
TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ (DEFICIT) EQUITY	46,261,022	118,443,174

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2016	2017	2018
	US$	US$	US$
Net revenues	11,030,079	37,334,966	134,109,632
Cost of revenue (including share-based compensation of US$24,514, US$31,510 and US$53,850 in 2016, 2017 and 2018, respectively)	(20,158,565)	(20,101,386)	(14,932,713)
Gross (loss) profit	(9,128,486)	17,233,580	119,176,919
Operating expenses:
General and administrative expenses (including share-based compensation of US$222,317, US$1,777,941 and US$389,802 in 2016, 2017 and 2018, respectively)	(3,920,057)	(8,366,698)	(10,728,807)
Research and development expenses (including share-based compensation of US$445,084, US$544,786 and US$1,788,724 in 2016, 2017 and 2018, respectively)	(8,691,539)	(12,868,356)	(19,324,657)
Sales and marketing expenses (including share-based compensation of US$35,298, US$70,707 and US$127,095 in 2016, 2017 and 2018, respectively)	(9,396,663)	(20,161,353)	(80,729,626)
Other operating income, net	605,890	190,338	1,609,159
Total operating expenses	(21,402,369)	(41,206,069)	(109,173,931)
(Loss) Income from operations	(30,530,855)	(23,972,489)	10,002,988
Interest income, net	12,887	481,932	214,730
Foreign exchange losses, net	(188,631)	(169,556)	(70,033)
(Loss) Income before income taxes	(30,706,599)	(23,660,113)	10,147,685
Income tax expense	—	(800)	(220)
Net (loss) Income	(30,706,599)	(23,660,913)	10,147,465
Deemed dividend from repurchase of preferred shareholders	—	(1,028,055)	—
Net (loss) Income attributable to ordinary shareholders	(30,706,599)	(24,688,968)	10,147,465
Net (Loss) Income per ordinary share:
Basic	(0.03)	(0.03)	0.003
Diluted	(0.03)	(0.03)	0.003
Net (Loss) Income per ADS:
Basic	(1.68)	(1.37)	0.17
Diluted	(1.68)	(1.37)	0.15
Weighted average shares used in calculating net (loss) income per ordinary share:
Basic	912,551,946	898,781,587	1,464,257,884
Diluted	912,551,946	898,781,587	1,591,094,630

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	For the years ended December 31,
	2016	2017	2018
	US$	US$	US$
Net (Loss) Income	(30,706,599)	(23,660,913)	10,147,465
Other comprehensive loss
Foreign currency translation adjustments, net of tax of nil	(518,196)	1,783,245	(2,251,548)
Comprehensive (Loss) Income	(31,224,795)	(21,877,668)	7,895,917

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

	Ordinary shares		Class A Ordinary shares		Class B Ordinary shares		Treasury Stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders’ (deficit) equity
	Shares	US$	Shares	US$	Shares	US$	Shares	US$	US$	US$	US$	US$

Balance at January 1, 2016	912,551,946	9,126	—	—	—	—	—	—	426,210	(70,321,969)	(172,401)	(70,059,034)
Net loss	—	—	—	—	—	—	—	—	—	(30,706,599)	—	(30,706,599)
Share-based compensation	—	—	—	—	—	—	—	—	727,213	—	—	727,213
Foreign currency translation adjustments	—	—	—	—	—	—	—	—		—	(518,196)	(518,196)
Balance at December 31, 2016	912,551,946	9,126	—	—	—	—	—	—	1,153,423	(101,028,568)	(690,597)	(100,556,616)
Net loss	—	—	—	—	—	—	—	—	—	(23,660,913)	—	(23,660,913)
Share-based compensation	—	—	—	—	—	—	—	—	876,560	—	—	876,560
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	1,783,245	1,783,245
Repurchase of ordinary shares —(Note 11)	(14,158,256)	(142)	—	—	—	—	—	—	—	(1,451,474)	—	(1,451,616)
Repurchase of Series A Preferred Shares —(Note 13)	—	—	—	—	—	—	—	—	(1,153,423)	(758,795)	—	(1,912,218)
Balance at December 31, 2017	898,393,690	8,984	—	—	—	—	—	—	876,560	(126,899,750)	1,092,648	(124,921,558)
Net Profit	—	—	—	—	—	—	—	—	—	10,147,465		10,147,465
Conversion of Class A/B ordinary shares upon the completion of initial public offering(“IPO”)	(898,393,690)	(8,984)	652,169,225	6,522	246,224,465	2,462	—	—	—	—	—	—
Repurchase of ordinary shares (Note 12)	—	—	—	—	—	—	(15,550,500)	(2,499,167)	—	—	—	(2,499,167)
Issuance of ordinary shares for IPO, net of issuance costs(Note 11)	—	—	217,500,000	2,175	—	—	—	—	45,118,147	—	—	45,120,322
Conversion of preferred shares into Class A ordinary shares upon IPO(Note 13)	—	—	2,079,938,011	20,799	—	—	—	—	156,347,011	—	—	156,367,810
Share-based compensation	—	—	—	—	—	—	—	—	2,359,471	—	—	2,359,471
Issuance of ordinary shares upon vesting of restricted shares (Note 14)	—	—	150,000	2	—	—	—	—	(2)	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	(2,251,548)	(2,251,548)
Balance at December 31, 2018	—	—	2,949,757,236	29,498	246,224,465	2,462	(15,550,500)	(2,499,167)	204,701,187	(116,752,285)	(1,158,900)	84,322,795

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2016	2017	2018
	US$	US$	US$
Cash flows from operating activities:
Net (loss) income	(30,706,599)	(23,660,913)	10,147,465
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	555,762	899,018	1,153,606
Provision for allowance of doubtful accounts	—	1,295,149	11,422
Share-based compensation	727,213	876,560	2,359,471
Loss on disposal of property, plant and equipment	—	2,160	801
Changes in assets and liabilities:
Accounts receivable	(1,807,077)	(9,622,450)	(12,578,516)
Prepaid expenses and other current assets	(992,593)	(1,137,368)	222,083
Other non-current assets	88,024	(332,826)	(32,353)
Accounts payable	1,769,190	1,611,991	19,354,959
Accrued salary and benefits	659,554	1,074,075	1,302,591
Accrued expenses and other current liabilities	1,071,541	897,784	430,326
Deferred revenue	199,533	47,668	(158,401)
Other non-current liabilities	—	—	892,551

Net cash (used in) provided by operating activities	(28,435,452)	(28,049,152)	23,106,005

Cash flows from investing activities:
Purchases of property, plant and equipment	(758,735)	(1,489,567)	(3,533,121)
Advances to related parties	(74,734)	(293,285)	—
Repayment of advances to related parties	2,076	24,440	378,111
Purchases of long-term investment	—	—	(500,032)

Net cash used in investing activities	(831,393)	(1,758,412)	(3,655,042)

Cash flows from financing activities:
Proceeds from bank borrowings	5,986,206	1,869,493	—
Repayment of bank borrowings	(679,246)	(4,016,257)	(3,261,936)
Proceeds from issuance of preferred shares	46,000,000	20,000,000	—
Repurchase of ordinary shares	—	(1,451,616)	—
Repurchase of preferred shares	—	(2,000,000)	—
Proceeds from initial public offering, net of issuance costs paid of US$2,615,726	—	—	45,930,274
Payment of share repurchase	—	—	(2,499,167)

Net cash provided by financing activities	51,306,960	14,401,620	40,169,171

Net (decrease) increase in cash, cash equivalents, and restricted cash	22,040,115	(15,405,944)	59,620,134
Cash, cash equivalents, and restricted cash at beginning of year	19,845,488	41,344,623	27,026,240
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(540,980)	1,087,561	(1,786,459)
Cash, cash equivalents, and restricted cash at end of year	41,344,623	27,026,240	84,859,915

Supplemental disclosure of cash flow information:
Income taxes paid	—	800	220
Interest paid	104,859	172,563	92,041
Supplemental disclosure of noncash investing and financing activities:
Deferred issuance costs not yet paid	—	—	809,952
Reconciliation in amounts on consolidated balance sheets:
Cash and cash equivalents	41,056,314	26,720,158	84,859,915
Restricted cash	288,309	306,082	—

Total cash, cash equivalents, and restricted cash	41,344,623	27,026,240	84,859,915

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Principal Activities

CooTek (Cayman) Inc. (the “Company”) was incorporated in the Cayman Islands on March 5, 2012. The Company, its subsidiaries and its consolidated Variable Interest Entities (“VIEs”) (collectively referred to as the “Group”) are a fast-growing AI and big data-driven mobile internet company serving a large global user base.

History of the Group and reorganization

The Group’s history began in August 2008 with the commencement of operations of Shanghai Han Xiang (CooTek) Information Technology Co., Ltd (“Han Xiang”), a limited liability company incorporated in the People’s Republic of China (“PRC”) by certain individuals. In October 2010, three outside investors acquired an aggregate of 24.24% equity interest of Han Xiang. In 2012, Han Xiang and its shareholders undertook a reorganization which was conducted to establish a Cayman holding company for the existing business to obtain investment from outside investors and in preparation of an overseas initial public offering. The Group has recognized the net assets of Han Xiang on a historical cost with no change in basis in the consolidated financial statements upon the completion of the reorganization. The shareholders’ rights and obligations remained the same after the reorganization.

On October 2, 2018, the Group completed its initial public offering (“IPO”) and issued 4,350,000 American depositary shares representing 217,500,000 of the Group’s ordinary shares. Net proceeds from the IPO after deducting underwriting discount and offering costs were US$45.1 million.

2. Summary of Significant Accounting Policies

(a)   Basis of Presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)   Principles of Consolidation

The consolidated financial statements include the financial information of the Company, its wholly owned subsidiaries and its consolidated variable interest entities (“VIEs”). All intercompany balances and transactions have been eliminated upon consolidation.

Applicable PRC laws and regulations currently limit foreign ownership of companies that provide internet content distribution services and any other restrictions. The Company is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Company are not eligible to engage in provisions of internet content or online services. The Group therefore conducts its online business through the following consolidated VIEs:

•Shanghai Han Xiang (CooTek) Information Technology Co., Ltd. (“Han Xiang”)

•Shanghai Chu Bao (CooTek) Information Technology Co., Ltd. (“Chu Bao”)

•Yingsun Information Technology Co., Ltd. (“Yingsun”)

•Molihong Internet Technology Co., Ltd (“Molihong”)

To provide the Group effective control over the VIEs and receive substantially all of the economic benefits of the VIEs, the Company’s wholly owned subsidiary, Shanghai ChuLe (CooTek) Information Technology Co., Ltd. (“Chu Le” of “WFOE”) entered into a series of contractual arrangements, described below, with The VIEs and their respective shareholders.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Agreements that provide the Company effective control over the VIEs include:

Voting Rights Proxy Agreements & Irrevocable Power of Attorney

Pursuant to which each of the shareholders of VIEs has executed voting rights proxy agreements, appointing the WFOE, or any person designated by the WFOE, as their attorney-in-fact to (i) call and attend shareholders’ meetings of VIEs and execute relevant shareholders’ resolutions; (ii) exercise on their behalf all his rights as a shareholder of VIEs, including those rights under PRC laws and regulations and the articles of association of VIEs, such as voting, appointing, replacing or removing directors, (iii) submit all documents as required by governmental authorities on behalf of VIEs, and (iv) assign the shareholding rights of VIEs, including receiving dividends, disposing of equity interest and enjoying the rights and interests during and after liquidation.

Exclusive Call Option Agreements

Pursuant to which each the VIE shareholders unconditionally and irrevocably granted the WFOE or its designee exclusive options to purchase, to the extent permitted under PRC laws and regulations, all or part of the equity interests in the VIEs. The WFOE has the sole discretion to decide when to exercise the options, and whether to exercise the options in part or in full. Without the WFOE’s written consent, the VIE shareholders may not sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of VIEs’ assets or equity interests.

Equity Pledge Agreements

The VIE shareholders agreed to pledge their equity interests in VIEs to the WFOE to secure the performance of the VIEs’ obligations under the series of contractual agreements and any such agreements to be entered into in the future. Without prior written consent of the WFOE, the VIEs’ shareholders shall not transfer or dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. If any economic interests were received by means of their equity interests in the VIEs, such interests belong to the WFOE.

Agreements that transfer economic benefits of VIEs to the Group include:

Exclusive Business Cooperation Agreements

Under the exclusive services agreement, the Company and the WFOE have the exclusive right to provide comprehensive technical and business support services to the VIEs. In exchange, the VIEs pay monthly service fees to the WFOE in the amount equivalent to all of their net income as confirmed by the WFOE. The WFOE has the right to adjust the service fee rates at its sole discretion. The agreement can be early terminated by the WFOE by giving a 30-day prior notice, but not by the VIEs or VIE shareholders.

Loan Agreements

The WFOE entered into loan agreements with each shareholder of the VIEs. Pursuant to the terms of these loan agreements, the WFOE granted an interest-free loan to each shareholder of the VIEs for the explicit purpose of making a capital contribution to the VIEs. The term of the loans are 10 years and shall be renewed automatically every 3 years for an additional 3 years unless the WFOE terminates the agreement (which option is at the WFOE’s sole discretion) at which point the loans are payable on demand. The shareholders of the VIEs may not prepay all or any portion of the loans without the WFOE’s consent. The WFOE did not enter into loan agreements with shareholders of Han Xiang, as the capital paid is sufficient for operation.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Voting Rights Proxy Agreements & Irrevocable Powers of Attorney provide the Company effective control over the VIEs and its subsidiaries, while the Equity Pledge Agreements secure the obligations of the shareholders of the VIEs under the relevant agreements. Because the Company, through the WFOE, has (i) the power to direct the activities of the VIEs that most significantly affect the entity’s economic performance and (ii) the right to receive substantially all of the benefits from the VIEs, the Company is deemed the primary beneficiary of the VIEs. Accordingly, the Company has consolidated the VIEs’ financial results of operations, assets and liabilities in the Group’s consolidated financial statements. The aforementioned agreements are effective agreements between a parent and consolidated subsidiaries, neither of which is accounted for in the consolidated financial statements or are ultimately eliminated upon consolidation (i.e. service fees under the Exclusive Business Cooperation Agreement).

The Group believes that the contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•revoke the business and operating licenses of the Company’s PRC subsidiaries and VIEs;

•discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and VIEs;

•limit the Group’s business expansion in China by way of entering into contractual arrangements;

•impose fines or other requirements with which the Company’s PRC subsidiaries and VIEs may not be able to comply;

•require the Company or the Company’s PRC subsidiaries or VIEs to restructure the relevant ownership structure or operations; or

•restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Group’s business and operations in China.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

The following consolidated financial statement balances and amounts of the Group’s VIEs were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions among the Company, its subsidiaries and its VIEs.

	As of December 31,
	2017	2018
	US$	US$
ASSETS
Cash and cash equivalents	2,485,998	1,114,076
Restricted cash	306,082	—
Account Receivable, net	2,065,324	2,273,325
Prepaid expense and other assets	3,665,503	2,613,413
Property and equipment, net	1,951	56,555
Other non-current assets	—	1,759
Total Assets	8,524,858	6,059,128

LIABILITIES
Accounts payable	107,568	570,504
Short-term borrowing	790,816	—
Accrued salary and benefits	269,245	416,749
Accrued expenses and other current liabilities	951,817	518,357
Deferred revenue	276,812	157,793
Total Liabilities	2,396,258	1,663,403

	For the years ended December 31,
	2016	2017	2018
	US$	US$	US$
Total revenue	4,070,864	8,353,270	9,542,004
Operating loss	(87,032)	(280,269)	(105,639)
Net loss	(82,688)	(297,852)	(84,565)
Net cash (used in) provide by operating activities	(1,574,360)	(2,645,362)	672,355
Net cash used in investing activities	—	(1,734)	(59,498)
Net cash provided by (used in) financing activities	716,773	45,673	(810,537)

The VIEs’ assets are comprised of recognized and unrecognized revenue-producing assets. The recognized revenue producing assets mainly include purchased servers, which are presented in the account of “Property and equipment, net.” The unrecognized revenue-producing assets mainly consist of the Internet Content Provider license (“ICP” license), trademarks, copyrights and registered patents, which are not recognized in the consolidated balance sheets.

Revenues of VIEs included in the consolidated financial statements mainly include revenue of advertising services and sales of virtual items for live social video community. The VIEs contributed 37%, 22% and 7% of the Group’s consolidated net revenues for years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2017 and 2018, the VIEs accounted for an aggregate of 18% and 5% respectively, of the consolidated total assets, and 16% and 5% respectively, of the consolidated total liabilities.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs were ever to need financial support, the Group may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIEs.

The Group believes that there are no assets held in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and the PRC statutory reserves. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 20 for disclosure of restricted net assets.

(c)   Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements including but not limited to valuation of ordinary shares and preferred shares, valuation allowances of deferred tax assets, and valuation of share-based compensation. Actual results may differ materially from those estimates.

(d)   Fair Value

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•Level 1—Inputs are based on unadjusted quoted prices that are available in active markets for identical assets or liabilities at measurement date.

•Level 2—Significant inputs are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

• Level 3—Significant unobservable inputs that cannot be corroborated by observable market data and reflect management’s estimates of assumptions that market participants would use to price an asset or liability.

(e)   Financial Instruments

The Group’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, accounts payable, other current liabilities and bank borrowing. For cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, accounts payable, other current liabilities, short-term borrowing and long-term debt-current portion, the carrying amounts of these financial instruments as of December 31, 2017 and 2018 were considered representative of their fair values due to their short-term nature.

(f)   Foreign Currency Translation

The functional currency of the Group is the United States Dollar (“US$”). The functional currency of the subsidiaries and the VIEs in the PRC is Renminbi (“RMB”). The functional currency of all the other subsidiaries is US$.

Foreign currency transactions have been translated into the functional currency at the exchange rates prevailing on the date of transactions. Foreign currency denominated monetary assets and liabilities are re-measured into the functional currency at exchange rates prevailing on the balance sheet date. Exchange gains and losses have been included in the determination of net income.

The Group has chosen the US$ as its reporting currency. Assets and liabilities have been translated using exchange rates prevailing on the balance sheet date. Equity accounts are translated at historical exchange rates. Income statement items have been translated using the average exchange rate for the year. Translation adjustments have been reported as cumulative translation adjustments and are shown as a component of other comprehensive income/loss in the statements of comprehensive loss and consolidated statements of changes in shareholders’ (deficit) equity.

(g)   Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange in the PRC, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents and restricted cash denominated in RMB amounted to RMB100,419,401 (amounted to US$ 15,368,278) and RMB74,384,717 (amounted to US$10,838,197) as of December 31, 2017 and 2018, respectively.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

(h)   Cash, Cash Equivalents and Restricted cash

Cash and cash equivalents consist of cash on hand, demand deposits and floating rate financial instruments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

The Group’s restricted cash represents amounts held in Group’s bank account as guarantee deposit for payments processing services provided by the bank.

(i)   Accounts Receivable, net

Accounts receivable, net represents those receivables derived from the ordinary course of business and are recorded net of allowance for doubtful accounts. The Group maintains an allowance for doubtful accounts that reflect its best estimate of probable losses inherent in the accounts receivables. In determining collectability of the accounts receivables, the Group considers many factors, such as: creditworthiness of customers, aging of the receivables, payment history of customers, financial condition of the customers and market trends, and specific facts and circumstances.

The allowance for doubtful accounts is reduced by subsequent collections of the specific allowances or by any write-off of customer accounts that are deemed uncollectible.  The allowance for doubtful accounts was US$1,295,149 and US$1,286,120 at December 31, 2017 and 2018, respectively.  There were no significant write-offs of the Group’s accounts receivable during the year ended December 31, 2017 and 2018.

(j)   Long-term investments

Long-term investments consist of equity investments in other privately-held companies. The Group uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control. For equity investments over which the Group does not have significant influence or control, the Group records the investments at cost method.

The Group reviews investments in equity investees for other-than-temporary impairment. The primary factors the Group considers in its determination are duration and severity of the decline in fair value, general market conditions, and operating performance and the prospects of the equity investees. If the equity investment’s estimated fair value is less than the cost of the investment and the Group determines the impairment to be other-than-temporary, the Group recognizes an impairment loss for the difference between the fair value and the cost basis of the investment. No impairment loss was recognized for the year ended December 31, 2018.

(k)   Property and Equipment, net

Property and equipment is recorded at cost less accumulated depreciation and impairment. Depreciation expense of long-lived assets is recorded as either cost of revenue or operating expenses, as appropriate. Depreciation is computed using the straight-line method over the following estimated useful lives by major asset category:

Electronic equipment and software	3 years
Office equipment and furniture	3 - 5 years
Motor vehicles	3 years
Leasehold improvement	Shorter of the lease term or expected useful life

Repair and maintenance costs are charged directly to expense as incurred, whereas the cost of renewals and improvement that extend the useful lives of property and equipment are capitalized as additions to the related assets.

(l)   Impairment of Long-lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Factors considered important that could result in an impairment review include, but are not limited to, significant under-performance relative to historical or planned operating results, significant changes in the manner of use or expected life of the assets or significant changes in our business strategies. An impairment analysis is performed at the lowest level of identifiable cash flows for an asset or asset group based on valuation techniques such as discounted cash flow analysis. An impairment charge is recognized when the estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset, if any, are less than the carrying value of the asset net of other liabilities. The estimation of future cash flows requires significant management judgment and actual results may differ from estimated amounts. No impairment was recognized for the years ended December 31, 2017 and 2018.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

(m)   Revenue Recognition

The Group generates substantially all of its revenue through mobile advertising, which accounted for 90%, 94% and 98% of total revenue as of December 31, 2016, 2017 and 2018, respectively. The Group also generates other revenues through live social video community and licensing of its Smart Inputs products. In accordance with the criteria set forth in ASC605, Revenue Recognition , the Group recognizes revenue when the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the selling price is fixed or determinable, and (4) collectability is reasonably assured.

The Group provides advertising services to customers for promotion of their brands through its mobile applications. The Group offers two main advertising arrangements: brand advertisements and performance-based advertising services. For brand advertisements, the Group recognizes revenue ratably based on the number of impressions delivered over the period that the advertising service is provided. For performance-based advertising services, the Group charges fees to advertising customers based on the effectiveness of advertising links, which is measured by active clicks or other actions. Revenue from performance-based advertising services is recognized when a user takes the action requested by the advertisement.

We provide cash incentives in the form of sales rebates to certain advertising agencies, and account for such incentives as a reduction of revenue. We have estimated and recorded the rebates based on historical transactions and the agreed rebate rates with certain advertising agencies. For the years ended December 31, 2016, 2017 and 2018, the rebates recorded by the Group were US$666,741, US$1,833,085 and US$405,385, respectively.

The Group engages in certain advertising barter transactions for which the fair value was not determinable and therefore no revenues or expenses derived from these barter transactions were recognized.

Revenue also include sales of virtual items for live social video community of nil, US$1,177,375 and US$682,034; licensing fees for our Smart Inputs products US$351,572, US$239,915 and US$125,951; and services related to providing enterprises solution of nil, US$567,459 and US$1,764,135 for the years ended December 31, 2016, 2017 and 2018, respectively.

(n)   Deferred Revenue

Deferred revenue primarily includes cash received in advance from users of live social video community and advertising customers for which the services has not been provided yet.

(o)   Cost of Revenue

Cost of revenues consist direct costs primarily relating to generating advertising revenue, which include bandwidth costs, Voice-over Internet Protocol (“VoIP”) related expense which are charged by telecommunication providers for the Group’s VoIP products, such as AhaCall and TouchPal Phonebook, depreciation expenses and service fees for internet data center, and salary and benefits expenses of operation and maintenance department.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

(p)   Research and Development Expenses

Research and development expenses primarily consist of (1) salary and benefits expenses incurred in the research and development of new products and new functionality, and (2) general expenses and depreciation expenses associated with the research and development activities.

Expenditures incurred during the research phase are expensed as incurred and no research and development expenses were capitalized as of December 31, 2016, 2017 and 2018.

(q)   Sales and Marketing Expenses

Sales and marketing expenses primarily consist of advertising expenses, salaries and benefits of sales and marketing personnel and fees paid to mobile device manufacturers to pre-install the Group’s Smart Input products. Advertising expenses represent online advertising and promotions of the Group’s products via social media and demand-side platforms. Such expenses amounted to US$5,132,485, US$12,858,629 and US$68,471,237, for the years ended December 31, 2016, 2017 and December 31, 2018, respectively.

(r)   Operating leases

Leases where substantially all the rewards and risk of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease term.

(s)   Income Taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. The Group follows the asset and liability method of accounting for income taxes.

In accordance with the provisions of ASC 740, Income Taxes, the Group recognizes in the financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process.

Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. The Group considers positive and negative evidence when determining whether some portion or all of the deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, historical results of operations, and tax planning strategies. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

The actual benefits that are ultimately realized may differ from estimates. As each audit is concluded, adjustments, if any, are recorded in the financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2016, 2017 and 2018, the Group did not have any significant unrecognized uncertain tax positions.

(t)   Employee Contribution Plan

Pursuant to the relevant labor rules and regulations in the PRC, the Group participates in defined contribution retirement schemes (the “Schemes”) organized by the relevant local government authorities for its eligible employees whereby the Group is required to make contributions to the Schemes at certain percentages of the deemed salary rate announced annually by the local government authorities. Contributions to the defined contribution plan are expensed as incurred.

The Group has no other material obligation for payment of pension benefits except for the annual contributions described above.

(u)   Share-based Compensation

Fair value recognition provisions according to ASC718,Compensation—Stock Compensation: Overall, is applied to share-based compensation, which requires the Group to recognize expense for the fair value of its share-based compensation awards. Compensation expense adjusted for forfeiture effect on a straight-line basis over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

Employees’ share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required, or b) using grade vesting method, net of actual forfeitures, over the requisite service, which is the vesting period.

Prior to the IPO of the Group, the fair value of the share options and restricted share units were assessed using the income approach/discounted cash flow method, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment requires complex and subjective judgements regarding the Group’s operating history and prospects at the time the grants were made. In addition, the binomial option pricing model is used to measure the value of the share options. The determination of the fair value is affected by the fair value of the ordinary shares volatility, actual and projected employee share-based awards exercise behavior, risk-free interest rates and expected dividends. The fair value of these awards was determined with the assistance from an independent valuation firm using management’s estimates and assumptions.

After the IPO of the Group, in determining the fair value of the share options and restricted share units, the closing market price of the underlying shares on the granted date is applied.

The expected term represents the period that share-based awards are expected to be outstanding, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee exercise behavior. Volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date and with similar span as the expected expiration term. The Group accounts for forfeitures of the share-based awards when they occur. Previously recognized compensation cost for the awards is reversed in the period that the award is forfeited. Amortization of share-based compensation is presented in the same line item in the consolidated statements of operations as the cash compensation of those employees receiving the award.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

(v)   Comprehensive (Loss) Income

Comprehensive (loss) Income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, the Group’s total comprehensive income (loss) includes net loss and foreign currency translation adjustments.

(w)   (Loss) Earnings Per Share

Basic (loss) earnings per share are computed by dividing net (loss) income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

The Group’s convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Group uses the two-class method of computing (loss) earnings per share, whereby undistributed net income is allocated on a pro rata basis to each participating share to the extent that each class may share net income for the period. Undistributed net loss is not allocated to preferred shares because they are not contractually obligated to participate in the loss of the Group.

Diluted (loss) earnings per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had convertible redeemable preferred shares and share options, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted income per share, the effect of the convertible redeemable preferred shares is computed using the as-if-converted method; the effect of the stock options is computed using the treasury stock method.

(x)   Concentration and risks

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investment, accounts receivable and revenue. The Group places its cash and cash equivalents and short-term investment with financial institutions with high credit ratings and quality, and believes that no significant credit exists.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

The Group conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

The following customers accounted for 10% or more of accounts receivable:

	As of December 31,
	2017		2018
	US$	%	US$	%
Company B	2,880,119	26.23%	8,856,527	37.89%
Company C	2,404,672	21.90%	2,928,045	12.53%

(y)   Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) which supersedes the revenue recognition requirements in Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition. The standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer. The new disclosure requirements will provide information about the nature, amount, timing and uncertainty of revenue and cash flows from revenue contracts with customers. The guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, for public business entities.

The new revenue standards may be applied retrospectively to each prior period presented (full retrospective method) or retrospectively with the cumulative effect recognized as of the date of initial application (the modified retrospective method). The Group as an emerging growth company (“EGC”) has elected to adopt the new revenue standard as of the effective date applicable to nonissuers and will implement the new revenue standard on January 1, 2019 using the modified retrospective method. The Group has substantially completed its assessment and currently does not expect the adoption of this guidance will have significant effects on the Group’s revenue recognition practices, financial positions, results of operations or cash flows. The new standard will require the Group to provide more robust disclosures than required by previous guidance, including disclosures related to disaggregation of revenue into appropriate categories, performance obligations, and the judgments made in revenue recognition determinations.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

In January 2016, the FASB issued ASU No. 2016-01, to improve the recognition and measurement of financial instruments. The new guidance requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income and separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. The guidance also eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities and the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. The guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, for public business entities. The Group as an emerging growth company (“EGC”) has elected to adopt this standard as of the effective date applicable to nonissuers and will implement the new standard on January 1, 2019 using the modified retrospective method. This accounting standards update does not have a material impact on the Group’s consolidated financial statements.

In February 2016, the FASB issued ASU2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing a right-of-use asset and a lease liability for all leases with terms longer than 12 months. Leases will be classified as either operating or financing. The definition of a lease has been revised in regards to when an arrangement conveys the right to control the use of the identified asset under the arrangement which may result in changes to the classification of an arrangement as a lease. The ASU expands the disclosure requirements of lease arrangements. The guidance is effective for fiscal years beginning after December 15, 2018, including interim reporting periods within that reporting period, for public business entities.. The Group as an emerging growth company (“EGC”) has elected to adopt the new lease standard as of the effective date applicable to nonissuers and will implement the new lease standard on January 1, 2020 using the modified retrospective method. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. In addition, the Group will elect the transition practical referred to as the “package of three”, that must be taken together and allows entities to (1) not reassess whether existing contracts contain leases, (2) carryforward the existing lease classification, and (3) not reassess initial direct costs associated with existing leases. The Group is in the process of evaluating the impact on its consolidated financial statements, as well as the impact of adoption on policies, practices, systems and financial statement disclosures. As of December 31, 2018, the Group has US$2.1 million of future minimum operating lease commitments that are not currently recognized on its consolidated balance sheets (see note 17).

In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU provides more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. This ASU is effective for annual and interim periods beginning after December 15, 2019 for the public business entities. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. The Group as an emerging growth company (“EGC”) has elected to adopt the new ASU as of the effective date applicable to nonissuers and will implement the new ASU on January 1, 2020 using the modified retrospective method. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), which amends the guidance on the classification of certain cash receipts and payments in the statement of cash flows. This ASU requires that 1) debt extinguishment costs be classified as cash outflows for financing activities and provides additional classification guidance for the statement of cash flows, 2) the classification of cash receipts and payments that have aspects of more than one class of cash flows to be applied under generally accepted accounting principles, and 3) each separately identifiable source or use within the cash receipts and payments be classified based on their nature in financing, investing or operating activities. This ASU is effective for annual and interim reporting periods beginning after December 15, 2017 and is applied retrospectively. Early adoption is permitted including adoption in an interim period. The Group adopted this ASU on its effective date of January 1, 2018 and did not have any material impact on its consolidated financial statements upon adoption.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which changes certain disclosure requirements, including those related to Level 3 fair value measurements. The standard will be effective for annual reporting periods beginning after December 15, 2019. Early adoption is permitted. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In October 2018, the FASB issued ASU No. 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities: The amendments in this ASU are effective for public business entities with fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The amendments are also effective for private entities with fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021.All entities are required to apply the amendments in this ASU retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

3. Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2016	2017	2018
	US$	US$	US$
Accounts receivable	2,506,398	12,274,970	24,660,089
Allowance for doubtful accounts:
Balance at beginning of the year	—	—	(1,295,149)
Additions	—	(1,295,149)	(11,422)
Write-off	—	—	15,379
Foreign exchange effect	—	—	5,072
Balance at end of the year	—	(1,295,149)	(1,286,120)
Accounts receivable, net	2,506,398	10,979,821	23,373,969

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the followings:

	As of December 31,
	2017	2018
	US$	US$
Value added tax (“VAT”) recoverable	2,883,914	2,484,881
Advance to suppliers	972,909	964,223
Funds deposited at third party payment platforms	693,930	88,693
Prepaid expenses	570,749	1,021,126
Deposits	270,234	383,362
Total	5,391,736	4,942,285

5. Property, Plant and Equipment, Net

Property and equipment, net, consisted of the followings:

	As of December 31,
	2017	2018
	US$	US$
Electronic equipment and software	3,182,880	6,353,867
Office equipment and furniture	147,487	157,009
Motor vehicles	82,470	82,470
Leasehold improvements	485,131	596,345
Construction in progress	78,510	23,714
Total	3,976,478	7,213,405
Less: Accumulated depreciation	(2,032,928)	(3,002,354)
Property, plant and equipment, net	1,943,550	4,211,051

For the years ended December 31, 2016, 2017 and 2018, depreciation expenses were US$555,762, US$899,018 and US$1,153,606, respectively.

6. Long-term investment

In May 2018, the Group acquired 7.42% equity interests in a privately-held company for cash consideration of US$0.5 million, which the Group plans to hold for long term investment purpose. The Group accounted the investment under cost method since the Group does not have the ability to exert significant influence over this investment. No impairment was recognized for the year ended December 31, 2018.

7. Other non-current assets

As of December 31, 2017 and 2018, the Group’s other non-current assets in the amount of US$554,278 and US$555,922, respectively mainly consisted of prepaid service fees for internet data center.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Bank Borrowings

The Group’s bank borrowings consisted of the following:

	As of December 31,
	2017	2018
	US$	US$
Short-term borrowings	1,951,062	—
Long-term borrowings, current portion	1,242,319	—
Total	3,193,381	—

In July 2016, the Group entered into a credit facility agreement with a commercial bank. The total credit available under this facility is US$6,000,000, of which US$2,000,000 designated for borrowings with maturity up to 12 months (“short-term borrowings”) and the remaining US$4,000,000 designated for a maturity up to 24 months (“long-term borrowings”).

The short-term borrowings under this facility bear interest at a rate per annum equal to the prevailing base lending rate for 6 months as announced by the People’s Bank of China (“PBOC”) plus 1.31%. The weighted average interest rate of short-term borrowings was 5.66% in the year ended December 31, 2017.

The long-term borrowings under this facility bear interest at a rate per annum equal to the prevailing base lending rate for one year as announced by the PBOC plus 1.43%. The weighted average interest rate of long-term borrowings was 6.18% in the year ended December 31, 2017.

All the bank borrowing was fully repaid as of December 31, 2018.

As of December 31, 2017 and 2018, the total available credit amount under facilities were US$6,000,000 and US$10,000,000, respectively.

9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2017	2018
	US$	US$
Accrued expenses (Note 1)	1,466,139	2,658,420
Other tax payables	723,271	577,406
Contract deposits from customers	137,907	113,425
Deferred government subsidies	63,663	40,798
ADR reimbursement (Note 2)	—	117,176
Others	31,333	74,935
Total	2,422,313	3,582,160

Note 1: Accrued expenses mainly consist accrued sales rebate, accrued expenses related to live social video community, accrued professional service fees and other miscellaneous accrued marketing and operation expenses.

Note 2: According to the American Depositary Receipts (“ADR”) arrangement with Deutsche Bank, the Group has received reimbursements of US$0.7 million net off withholding tax after the closing of its IPO as a return for using Depositary Bank’s services. The received reimbursements are amortized over the contract term of six and half year as other operating income. As of December 31, 2018, US$117,176 and US$604,630 were recorded in accrued expenses and other current liabilities and other non-current liabilities, respectively.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Income Taxes Expenses

For the years ended December 31, 2016, 2017 and 2018, income tax expense were nil, US$800 and US$220, respectively.

Cayman Islands

CooTek (Cayman) Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, CooTek (Cayman) Inc. is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries domiciled in Hong Kong has introduced a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK$2 million of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Group are not subject to any Hong Kong withholding tax.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries and VIEs incorporated in the PRC are subject to statutory rate of 25% with the exception of Chu Le. Chu Le is a foreign-invested enterprise established in June, 2012 located in Shanghai, China. Chu Le was subject to an income tax rate of 15% for the year ended December 31, 2017. For the year ended December 31, 2018, Chu Le was eligible for a preferential tax rate of 15% due to the obtainment of a High and New Technology Enterprise (“HNTE”) certificate for a period of 3 years expiring in 2019.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group has no deferred tax liabilities. The Group’s deferred tax assets were as follows:

	As of December 31,
	2016	2017	2018
	US$	US$	US$
Deferred tax assets:
Net operating loss carry-forward	12,717,132	18,939,915	17,044,260
Accrued expenses	2,642,398	3,128,537	2,496,850
Advertising Fees	3,737,735	4,456,190	5,876,863
Deferred subsidies	33,013	7,425	71,705
Provision for doubtful accounts	—	216,415	214,327
Total deferred tax assets	19,130,278	26,748,482	25,704,005
Valuation allowance on deferred tax assets	(19,130,278)	(26,748,482)	(25,704,005)
Net deferred tax assets	—	—	—

As of December 31, 2018, the PRC Companies had tax loss carry forwards amounted to US$63,440,959, of which US$373,498, US$2,164,351, US$7,010,971, US$14,169,491, US$3,411,002, US$36,311,646 will expire in 2019, 2020, 2021, 2022, 2023 and thereafter, respectively. As of December 31, 2018, the Hong Kong Companies had tax loss carry forwards of US$10,926,693, which can be offset in the future without anytime restriction.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Income Taxes Expenses (Continued)

The Group operates its business through its subsidiaries and VIEs. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2017 and 2018, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not.

The changes in valuation allowance are as follows:

	For the years ended December 31,
	2016	2017	2018
	US$	US$	US$
Balance at the beginning of the year	12,003,169	19,130,278	26,748,482
Movement	7,812,869	7,257,873	(567,897)
Tax loss carry forwards expired		(398,718)	(423,517)
Exchange difference effect	(685,760)	759,049	(53,063)
Balance at the end of the year	19,130,278	26,748,482	25,704,005

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Group and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Group and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a statutory income tax rate of 25%. The Group is not subject to any other uncertain tax position.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million, equivalent to US$15,304, is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to the calendar year of 2018, the Group is subject to examination of the PRC tax authorities.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Income Taxes Expenses (Continued)

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely.

Aggregate accumulated deficit of the Group’s subsidiaries and VIEs located in the PRC was approximately US$75,858,456, US$94,847,639 and US$79,285,723 as of December 31, 2016, 2017 and 2018, respectively. Aggregate accumulated deficit of the Group’s subsidiaries located in Hong Kong was approximately US$7,376,532, US$5,932,444 and US$11,801,220 as of December 31, 2016, 2017 and 2018, respectively. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Group as of December 31, 2017 and 2018.

Reconciliations of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2016, 2017 and 2018 are as follows:

	For the years ended December 31,
	2016	2017	2018

Statutory income tax rate	25%	25%	25%
Valuation allowance	(26)%	(27)%	(11)%
Additional tax deduction	3%	5%	(25)%
Effect of different tax rate of subsidiary operation in other jurisdiction	(2)%	(3)%	8%
Expired tax loss	—	—	4%
Others	—	—	(1)%
Effective tax rate	—	—	—

11. Ordinary shares

In January 2017, the Group repurchased 14,158,256 shares of ordinary shares from certain founder shareholders, who are also employees of the Group, at the price of US$ 0.2119 per ordinary share. The repurchased shares were cancelled immediately. As the shares were repurchased above fair value, the Group recognized compensation expense which amounted to US$1,548,384 for the difference between the repurchase price and the fair value of the ordinary shares at the date of the repurchase.

Prior to the consummation of the IPO, pursuant to the revised Articles of Association, the Group’s existing preferred shares and ordinary shares was reclassified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to twenty-five votes on all matters that are subject to shareholder vote. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right. The holders of the Group’s ordinary shares are entitled to such dividends as may be declared by the board of directors subject to the Companies Law. The authorized 15,000,000,000 share of the Group was comprised of 13,750,000,000 Class A ordinary shares, 250,000,000 Class B ordinary shares and 1,000,000,000 shares designated as the board of directors may determine.

Upon the completion of IPO in October 2018, the Group issued 217,500,000 Class A ordinary shares with the price of US$0.24 per share, totaling to US$48.5 million after net-off the underwriting and discounts and commissions.

12. Treasury stocks

Treasury stocks represent shares repurchased by the Group that are no longer outstanding and are held by the Group. The entire purchase price of US$2.5 million was accounted for as the cost of the treasury stocks. As of December 31, 2018, under the repurchase plan, the Group had repurchased an aggregate of 15,550,500 ordinary shares on the open market for a total cash consideration of US$2,499,167. The repurchased shares were presented as “treasury stocks” in shareholders’ equity on the Group’s consolidated balance sheets.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Convertible Redeemable Preferred Shares

The Group’s preferred shares consist of the following:

	As of December 31,
	2017	2018
	US$	US$
Series A preferred shares (US$0.00001 par value; 442,174,065 and nil shares authorized, issued and outstanding with redemption value of US$6,168,328 and nil as of December 31, 2017 and 2018, respectively.)	4,112,218	—
Series B preferred shares (US$0.00001par value; 423,682,617 shares and nil authorized, issued and outstanding with redemption value of US$12,257,781 and nil as of December 31, 2017 and 2018)	7,288,964	—
Series B+ preferred shares (US$0.00001par value; 129,616,445 and nil shares authorized, issued and outstanding with redemption value of US$3,750,000 and nil as of December 31, 2017 and 2018)	2,500,000	—
Series B-1 preferred shares (US$0.00001 par value; 119,688,525 and nil shares authorized, issued and outstanding with redemption value of US$6,925,540 and nil as of December 31, 2017 and 2018)	7,166,628	—
Series C preferred shares (US$0.00001 par value; 651,629,045 and nil shares authorized, issued and outstanding with redemption value of US$103,950,000 and nil as of December 31, 2017 and 2018)	69,300,000	—
Series D preferred shares (US$0.00001 par value; 223,478,358 and nil shares authorized, issued and outstanding with redemption value of US$54,312,440 and nil as of December 31, 2017 and 2018)	46,000,000	—
Series D-1 preferred shares (US$0.00001 par value; 89,668,956 and nil shares authorized, issued and outstanding with redemption value of US$22,330,558 and nil as of December 31, 2017 and 2018, respectively)	20,000,000	—
Total	156,367,810	—

Series A preferred shares

In connection with the reorganization described in Note 1, in August 2012, the Company issued 344,086,021 Series A Preferred Shares. One of the outside investors exercised warrants to acquire additional 107,526,882 Series A preferred shares at a per-share purchase price of US$0.0093 for a total cash consideration of US$1 million.

In January 2017, concurrent with the issuance of Series D-1 Preferred Shares, the Company repurchased and cancelled 9,438,838 Series A Preferred Shares at the price of US$ 0.2119 per share. The per-share fair value of the Series A Preferred Shares as determined by the Company with the assistance of independent valuation firm was below the repurchase price paid by the Company. As such, the amount of US$1,028,055 that was paid by the Company in excess of the fair value of the shares at the time of the repurchase as recognized as deemed dividend.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Convertible Redeemable Preferred Shares (Continued)

Series B preferred shares & Series B-1 preferred shares

In October 2012, the Company issued 423,682,617 shares of series B preferred shares (“Series B Preferred Shares”) at a per-share purchase price of US$0.0193 for total cash consideration of US$8,171,853 to a group of third party investors. In conjunction with the issuance of Series B Preferred Shares, the Company also granted warrants to certain Series B preferred shareholders to purchase convertible redeemable preferred shares up to US$4,679,804 at a per-share exercise price of US$0.0386. The total cash consideration was allocated between Series B preferred shares and warrants based on a residual value method. The cash consideration was first allocated to warrants based on the fair value of the warrants of US$882,889 and the remaining cash consideration of US$7,288,964 was recorded as the initial carrying value of Series B Preferred Shares. The warrants were exercised subsequently in July 2014. As a result, 119,688,525 Series B-1 Preferred Shares were issued for total cash proceeds of US$4,506,857.

Series B+ preferred shares

In May 2013, the Company issued 129,616,445 shares of Series B+ preferred shares (“Series B+ Preferred Shares”) at a per-share purchase price of US$0.0193 for total cash consideration of US$2.5 million to a group of unrelated third party investors.

Series C preferred shares

In July 2014, the Company issued 651,629,045 shares of Series C preferred shares (“Series C Preferred Shares”) at a per-share purchase price of US$0.1063 for total cash consideration of US$69.3 million to an unrelated third party investor.

Series D preferred shares

In July 2016, the Company issued 223,478,358 shares of Series D preferred shares (“Series D Preferred Shares”) at a per-share purchase price of US$0.2058 for total cash consideration of US$46 million to a group of unrelated third party investors.

Series D-1 Preferred Shares

In January 2017, the Company issued 89,668,956 shares of Series D-1 preferred shares (“Series D-1 Preferred Shares”) at a per-share purchase price of US$0.2230 for total cash consideration of US$20 million to a group of unrelated third party investors.

The key terms of the preferred Shares are as follows:

Conversion

Each holder of Preferred Shares shall have the right, at such holder’s sole discretion, to convert all or any portion of the Preferred Shares into ordinary shares based on a one-for-one basis at any time. The initial conversion price is the issuance price of Preferred Shares, subject to adjustment in the event of (1) stock splits, share combinations, share dividends and distribution, recapitalizations and similar events, and (2) issuance of new securities at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance. In that case, the conversion price shall be reduced concurrently to the subscription price of such issuance.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Convertible Redeemable Preferred Shares (Continued)

The Preferred Shares will be automatically converted into ordinary shares at the then applicable conversion price upon the earlier of (1) the closing of a Qualified Initial Public Offering (QIPO), which refers to a firm underwritten initial public offering resulting in (i) market capitalization of at least US$1,000,000,000, and (ii) gross proceeds to the Company of at least US$100,000,000; or (2) the vote or written consent of the holders of more than two thirds ( 2 / 3 ) of the then issued and outstanding Preferred Shares.

The Group has determined that there was no beneficial conversion feature (BCF) attributable to the Preferred Shares, as the effective conversion price was greater than the fair value of the ordinary shares on the respective commitment dates. The Group will reevaluate whether additional BCF is required to be recorded upon the modification to the effective conversion price of the Preferred Shares, if any.

Voting Rights

The preferred shareholders are entitled to vote with ordinary shareholders on an as-converted basis.

Dividends

The preferred shareholders participate in dividends on an as-converted basis and must be paid prior to any payment on ordinary shares.

Redemption

Redemption date

Upon the issuance of Series D Preferred Shares, Series A, B, B+, B-1 and C Preferred Shares are redeemable at the option of each holder in the event that (i) a QIPO does not take place by June 30, 2020, (ii) there occurs any material breach by any companies of the Group or the founding shareholders which could reasonably be expected to have a Material Adverse Effect, (iii) there is any change in the PRC legal environment regarding the corporate structure of any Group Company which could reasonably be expected to have a material adverse effect, or (iv) any holder of previously issued Preferred Shares exercises its redemption right.

Each Series D and D-1 Preferred Share shall be redeemable at the option of each holder, in the event that (i) the Company fails to submit a formal application for QIPO at an securities exchange in the US or Hong Kong or PRC by June 30, 2019; (ii) the Company fails to complete a QIPO by June 30, 2020; (iii) any of the following events occurs (“Events of Default”):(1) there occurs any material breach of the preferred shares purchase agreement by any of the Group, founders or founder’s holding companies; (2) there occurs any event that causes a material adverse effect on the Group; (3) any of the key employees ceased to devote less than 80% of his business time and attention to the business of the Group; or (4) the Group is subject to any official criminal charge, investigation or conviction; or (vi) any holder of previously issued Preferred Shares exercises its redemption right.

In conjunction with the issuance of Series D Preferred Shares, the Company modified Series A, B, B+, B-1 and C Preferred Shares to extend the date of mandatory redemption as noted above. The Company does not consider this change as an extinguishment of Series A, B, B+, B-1 and C Preferred Shares as the impact of this change was not significant.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Convertible Redeemable Preferred Shares (Continued)

Redemption price

The redemption price with respect to each Series A, B, B+, B-1 and C Preferred Share shall be 150% of the issue price per Preferred Share (adjusted for any share splits, share transfer, share dividends, combinations, recapitalizations and similar transactions), plus all accumulated dividends declared and unpaid with respect to up to the date of redemption.

The redemption price with respect to each Series D Preferred Share shall be the original issue price plus annual rate of return of 12%, excluding all the distributed dividends (if any). The redemption price with respect to each Series D-1 Preferred Share is the same as Series D, plus the term that the applicable rate of return shall be replaced with 15% if the redemption is triggered by the occurrence of the any Event of Default.

Management of the Group evaluated that redemption was not probable and therefore did not accrete the Preferred Shares to the redemption value. The redemption value as of December 31, 2017 would be US$209,694,647.

Liquidation

Upon any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, distributions to the holders of the Company shall be made in the following matters:

Before any distribution or payment shall be made to the holders of any Series C, B-1, B+, B and A Shares and any Ordinary Shares, each holder of Series D-1 and D Preferred Shares shall be entitled to receive an amount equal to sum of (i) the issue price (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions, as applicable), plus annual interest calculated at 12%. (The foregoing amount shall not exceed 155% of the issue price); (2) all dividends accrued and unpaid with respect to Series D-1 and D Preferred Share then held by the holder.

Before any distribution or payment shall be made to the holders of Series B-1, B+, B and A Preferred Shares and Ordinary Shares, each holder of Series C Preferred Shares shall be entitled to receive an amount equal to 115% of the issue price (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions, as applicable), plus all dividends accrued and unpaid with respect to Series C Preferred Share held by the holders.

Before any distribution or payment shall be made to the holders of any Series A Preferred Shares and any Ordinary Shares, each holder of Series B-1, B+ and B Preferred Shares shall be entitled to receive an amount equal to 130% of the issue price (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions, as applicable), plus all dividends accrued and unpaid with respect to Series B-1, B+, and B Preferred Share held by the holders.

Before any distribution or payment shall be made to the holders of any Ordinary Shares, each holder of Series A Preferred Shares shall be entitled to receive an amount equal to the applicable the issue price (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions, as applicable), plus all dividends accrued and unpaid with respect to the per Series A Preferred Share held by the holders.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Convertible Redeemable Preferred Shares (Continued)

Deemed Liquidation

The following events shall be treated as a liquidation unless waived by the holders of at least a majority of the issued and outstanding Series A, B, B+, B-1, C, D and D-1 Preferred Shares, each voting together as a single group on an as-converted basis: (i) any consolidation, amalgamation or merger of the Company with or into any other person or other corporate reorganization (excluding any transaction effected solely for tax purposes or to change the Company’s domicile), in which the members of the Company immediately prior to such transactions, own less than 50% of the Company’s voting power immediately after the transactions to which the Company is a party in which in excess of 50% of the Company’s voting power is transferred; (ii) the sale, exchange, transfer or other disposition of a majority of the outstanding share capital of the Company to one person(s), under circumstances in which the holders of a majority in voting power of the outstanding share capital of the Company immediately prior to such transaction beneficially own less than a majority in voting power of the outstanding share capital of the surviving entity or the acquiring Person immediately following such transaction; (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company or any Group Company; or the exclusive licensing of all or substantially all of the Company’s or any Group Company’s intellectual property to a third party.

On October 2, 2018, all of the preferred shares were converted to 2,079,938,011 shares of Class A ordinary shares immediately upon the completion of the Group’s IPO.

14. Share-Based Compensation

In August 2012, The Group’s shareholders adopted the share incentive plan (“2012 Option Plan”). Under the 2012 Option Plan, the Group’s shareholders have authorized the issuance of up to 75,268,817 ordinary shares underlying all options (including incentive share options, or ISOs), restricted shares and restricted share units granted to a participant under the plan, or the awards. The 2012 Option Plan was amended in October 2012 to increase the maximum aggregate number of ordinary shares to 155,631,013 Shares. The 2012 Option Plan was amended in July 2014 to increase the maximum aggregate number of ordinary shares to 266,153,637 Shares.

In August 2018, The Group’s shareholders adopted the 2018 Share Incentive Plan (“2018 Plan). The maximum aggregate number of shares which may be issued under the 2018 Plan shall initially be 2.0% of the total number of shares issued and outstanding immediately following the completion of IPO, plus an annual increase on the first day of each of the first five (5) complete fiscal years after the completion of IPO and during the term of this plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to 2.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting).

Share Options

The options have a contractual term of ten years. The vesting date starts on the grant date or the commencement date of a participant’s employment agreement. The options vest 20% on each of the five anniversary dates of the vesting date and upon continued employment. In the event of termination of a participant’s employment, the unvested options shall be terminated immediately. The participant’s right to exercise the vested options shall be terminated 2 or 3 months after the termination of the employment.

The weighted average grant date fair values of options granted during the years ended December 31, 2016 and 2017 were US$0.04 and US$0.04, respectively, and no options granted during the year ended December 31, 2018. For the years ended December 31, 2016, 2017 and 2018, the Group recognized share-based compensation expense of US$727,213, US$876,560 and US$779,582, respectively.

The Group uses the binomial option pricing model and the following assumptions to estimate the fair value of the options at the date of granted:

	Year ended December 31
	2016	2017

Average risk-free rate of interest	1.49% - 2.45%	2.27% - 2.45%
Expected volatility	40.92% - 41.88%	40.47% - 41.32%
Dividend yield	0%	0%
Contractual term	10 years	10 years
Fair value of the underlying shares on the date of option grants	0.08 - 0.10	0.10 - 0.16

On November 6, 2018, the Board of Directors approved an option modification to reduce the exercise price of certain options granted to employees. All other terms of the share options granted remain unchanged. The modification resulted in incremental compensation cost of US$285,661, of which US$12,914 was recorded during the year ended December 31, 2018. The remaining US$272,747 will be amortized over the remaining vesting period of the modified options, ranging from 2019 to 2021.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Share-Based Compensation (Continued)

The risk-free rate of interest is based on the US Treasury yield curve as of valuation date. Volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date and with similar span as the expected expiration term. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future.

A summary of the aggregate option activity and information regarding options outstanding as of December 31, 2018 is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$		US$
Outstanding on January 1, 2018	175,535,767	0.06	6.71	13,507,650
Granted	—
Forfeited	(4,062,571)	0.16
Expired	(1,500,260)	0.11
Outstanding on December 31, 2018	169,972,936	0.05	5.65	19,699,547
Exercisable on December 31, 2018	125,119,174	0.04	5.21	15,835,782

No options were exercised for the years ended December 31, 2018.

As of December 31, 2018, there was US$1,384,784 in total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted-average period of 1.85 years.

Restricted Share Units

In 2018, the Group granted to certain employees 33,948,333 Restricted Share Units (“RSUs”). The RSUs have a contractual term of ten years and vest 25% on each anniversary over four years from the grant date. The vesting of these RSU is conditioned on continued employment. The exercise price of these shares is nil per share. Compensation expense based on fair value is amortized over the requisite service period of award using the straight line vesting attribution method.

A summary of the RSU activity for the year ended December 31, 2018 is as follows:

	Number of restricted shares	Weighted average grant date fair value
		US$
Nonvested restricted shares outstanding at January 1, 2018	—	—
Granted	33,948,333	0.27
Vested	(150,000)	(0.28)
Forfeited	(1,430,000)	(0.31)
Nonvested restricted shares outstanding at December 31, 2018	32,368,333	0.26

The share-based compensation expense related to RSUs of US$1,566,975 was recognized by the Group for the year ended December 31, 2018.

As of December 31, 2018, there was US$6,986,236 in unrecognized compensation costs, net of actual forfeitures, related to unvested restricted shares, which is expected to be recognized over a weighted-average period of 3.37 years.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Earnings (Loss) per share

Net earnings (loss) per share was computed by dividing net (loss) income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended December 31, 2016, 2017 and 2018:

	For the years ended December 31,
	2016	2017	2018
	US$	US$	US$
Numerator:
Net (loss) Income—basic and diluted	(30,706,599)	(23,660,913)	10,147,465
Deemed dividend from repurchase of Series A Preferred Shares	—	(1,028,055)	—
Net (loss) Income attributable to ordinary shareholders	(30,706,599)	(24,688,968)	10,147,465
Shares (Denominator):
Weighted average number of ordinary shares outstanding
Basic	912,551,946	898,781,587	1,464,257,884
Diluted	912,551,946	898,781,587	1,591,094,630
Net (loss) earnings per share—basic and diluted	(0.03)	(0.03)	0.003

The Group has determined that its convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group uses the two-class method of computing net income per share for ordinary and preferred shares according to their participation rights in undistributed earnings. However, undistributed net loss is only allocated to ordinary shareholders because holders of preferred shares are not contractually obligated to share losses.

Diluted earnings per share are computed using the more dilutive of (a) the two-class method or (b) the if-converted method.

Diluted earnings per share for the year ended December 31, 2018 is computed using the two-class method as it is more dilutive than the if-converted method.

As of December 31, 2016, 2017 and 2018, diluted net (loss) earnings per share does not include the following instruments as their inclusion would be antidilutive:

	As of December 31,
	2016	2017	2018

Series A preferred shares	451,612,903	442,174,065	—
Series B preferred shares	423,682,617	423,682,617	—
Series B+ preferred shares	129,616,445	129,616,445	—
Series B-1 preferred shares	119,688,525	119,688,525	—
Series C preferred shares	651,629,045	651,629,045	—
Series D preferred shares	223,478,358	223,478,358	—
Series D-1 preferred shares	—	89,668,956	—
Share options	168,254,075	175,535,767	—
Restricted shares units	—	—	14,495,000
Total	2,167,961,968	2,255,473,778	14,495,000

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Related Party Transactions

In November 2016, the Group lent certain shareholder RMB500,000 (equivalent to US$74,734). The loan bears an interest rate of 4.08% and is repayable in cash under a 36-month-installment repayment scheme. The loan was repaid fully in February 2018.

In April 2017, the Group lent certain shareholder RMB2,000,000 (equivalent to US$293,285). The loan bears an interest of 4.08% and term of 1 year. Repayment of principal and interest is due at maturity. The loan was repaid fully in March 2018.

The following table presents amounts owed from related parties as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	US$	US$
Current portion	340,955	—
Non-current portion	24,442	—
Total	365,397	—

17. Commitments

Lease Obligations

The Group leases certain office premises under operating leases. The term of each lease agreement vary and may contain renewal options. Rental payments under operating leases are charged to operating expenses on a straight-line basis over the period of the lease based on contract terms. Rental expenses under operating leases for the years ended December 31, 2016, 2017 and 2018 were US$587,120, US$847,832 and US$1,011,379, respectively.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Commitments (Continued)

Future lease payments under operating leases as of December 31, 2018 were as follows:

Year ending December 31	US$

2019	957,522
2020	432,492
2021	414,816
2022	292,520
Total	2,097,350

The Group did not have other significant capital commitments or significant guarantees as of December 31, 2017 and 2018, respectively.

18. Segment Information

The Group has only one reportable segment since the Group does not distinguish revenues, costs and expenses between segments in its internal reporting, and reports costs and expenses by nature as a whole.

The Group’s chief operating decision maker, who has been identified as the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group does not distinguish among markets or segments for the purpose of internal reports.

The following information about the Group’s revenue is presented based on revenue streams.

	For the years ended December 31,
	2016	2017	2018
	US$	US$	US$
Advertising revenue	9,967,282	35,032,557	131,287,334
Other revenue	1,062,797	2,302,409	2,822,298
Total net revenues	11,030,079	37,334,966	134,109,632

The following table summarizes the Group’s revenues generated by the geographic location of customers’ headquarters.

	For the years ended December 31,
	2016	2017	2018
	US$	US$	US$
USA	5,423,026	20,246,637	108,309,547
PRC	5,135,689	15,393,590	25,502,479
Others	471,364	1,694,739	297,606
Total	11,030,079	37,334,966	134,109,632

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Segment Information (Continued)

Information about the Group’s non-current assets is presented based on the geographical location of the assets as follows:

	As of December 31,
	2017	2018
	US$	US$
PRC	1,757,460	2,232,800
USA	764,810	3,034,205
Total	2,522,270	5,267,005

The following customers accounted for 10% or more of revenue:

	For the years ended December 31,
	2016		2017		2018
	USD	%	USD	%	USD	%
Company A	4,019,900	36.44%	6,919,426	18.53%	*	*
Company B	*	*	7,467,645	20.00%	73,116,840	54.52%
Company C	*	*	*	*	14,609,270	10.89%

19. Mainland China Contribution Plan

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were US$2,370,359, US$3,383,205 and US$4,504,045 for the years ended December 31, 2016, 2017 and 2018, respectively.

20. Restricted Net Assets

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Group’s PRC subsidiaries, affiliates and VIEs. As of December 31, 2018, the total of restricted net assets were US$66,897,860.

21. Subsequent Event

Pursuant to the repurchase shares program announced on November 26, 2018, 16,717,850 shares (equivalent to 334,357 ADSs) of the Group’s Class A ordinary shares were purchased from January 1, 2019 through April 9, 2019 for a total cash consideration of US$3.2 million from the public market.

SCHEDULE I—ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

COOTEK (CAYMAN) INC.

CONDENSED BALANCE SHEETS

	As of December 31,
	2017	2018
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	1,307,136	11,044,673
Accounts receivable	5,971	7,222
Prepaid expenses and other current assets	30,596	34,027
Total current assets	1,343,703	11,085,922
Advances to subsidiaries and VIEs	30,102,549	74,814,760
TOTAL ASSETS	31,446,252	85,900,682
LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ (DEFICITS) EQUITY
Current liabilities:
Accrued issuance costs	—	809,952
Deferred ADR reimbursement	—	117,176
Other current liabilities	—	46,129
Total current liabilities	—	973,257
Other non-current liabilities	—	604,630
TOTAL LIABILITIES	—	1,577,887
Convertible redeemable preferred shares (redemption value of US$209,694,647 and nil as of December 31, 2017 and December 31, 2018, respectively)	156,367,810	—
SHAREHOLDERS’ (DEFICITS) EQUITY:
Ordinary shares	8,984	31,960
Treasury Stock		(2,499,167)
Additional paid-in capital	876,560	204,701,187
Accumulated deficit	(126,899,750)	(116,752,285)
Accumulated other comprehensive income (loss)	1,092,648	(1,158,900)
Total Shareholders’ (Deficits) Equity	(124,921,558)	84,322,795
TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ (DEFICITS) EQUITY	31,446,252	85,900,682

SCHEDULE I—ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

COOTEK (CAYMAN) INC.

CONDENSED STATEMENTS OF OPERATIONS

	For Years ended December 31,
	2016	2017	2018
	US$	US$	US$
Net revenues	68,944	116,120	146,090
Cost of revenue	(44,853)	(66,231)	(87,416)
Gross profit	24,091	49,889	58,674
Operating expenses:
General and administrative expenses	(520,067)	(2,043,737)	(450,005)
Research and development expenses	(445,084)	(544,786)	(1,788,724)
Sales and marketing expenses	(35,298)	(70,707)	(127,095)
Other operating income, net	—	—	9,374
Total operating expenses	(1,000,449)	(2,659,230)	(2,356,450)
Loss from operations	(976,358)	(2,609,341)	(2,297,776)
Foreign exchange (losses) gains	(3,326,826)	2,792,646	9,604
Income (Loss) before income taxes and equity in earnings of subsidiaries	(4,303,184)	183,305	(2,288,172)
Net income (loss) before equity in earnings of subsidiaries	(4,303,184)	183,305	(2,288,172)
Equity in (loss) income of subsidiaries, VIEs and VIEs’ subsidiaries	(26,403,415)	(23,844,218)	12,435,637
Net (loss) income attributed to CooTek (Cayman) Inc .	(30,706,599)	(23,660,913)	10,147,465

SCHEDULE I—ADDITIONAL INFORMATION OF PARENT COMPANY

COOTEK (CAYMAN) INC

CONDENSED STATEMENTS OF CASH FLOWS

	For Years ended December 31,
	2016	2017	2018
	US$	US$	US$
Operating activities:
Net (loss)income	(30,706,599)	(23,660,913)	10,147,465
Equity in losses (income) of subsidiaries, VIEs and VIEs’ subsidiaries	26,403,415	23,844,218	(12,435,637)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation	727,213	876,560	2,359,471
Changes in assets and liabilities:
Accounts receivable	(2,033)	(163)	(1,251)
Accrued expenses and other current liabilities	10,000	(10,000)	163,305
Other receivables, deposits and other assets	—	—	(3,432)
Other non-current liabilities	—	—	604,630
Net cash provided by (used in) operating activities	(3,568,004)	1,049,702	834,551
Investing activities:
Investment in subsidiaries	—	(21,500,000)	19,890,000
Advances to subsidiaries and VIEs	(37,291,793)	(252,465)	(54,418,121)
Net cash used in investing activities	(37,291,793)	(21,752,465)	(34,528,121)
Financing activities:
Proceeds from issuance of preferred shares	46,000,000	20,000,000	—
Issuance of ordinary shares for initial public offering (“IPO”)	—	—	45,930,274
Cash paid for other financing activities	—	(3,451,616)	—
Payment of share repurchase	—	—	(2,499,167)
Net cash provided by financing activities	46,000,000	16,548,384	43,431,107
Net increase (decrease) in cash, cash equivalents and restricted cash	5,140,203	(4,154,379)	9,737,537
Cash, cash equivalents and restricted cash at beginning of year	321,312	5,461,515	1,307,136
Cash, cash equivalents and restricted cash at end of year	5,461,515	1,307,136	11,044,673

SCHEDULE I—COOTEK (CAYMAN) INC CONDENSED FINANCIAL STATEMENTS

Notes to Schedule I

1.Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIEs and VIEs’ subsidiaries. For the parent company, the Company records its investments in subsidiaries VIEs and VIEs subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investment in subsidiaries VIEs and VIEs’ subsidiaries” and share of their earnings (losses) as “Equity in earnings (losses) of subsidiaries, VIEs and VIEs’ subsidiaries” on the Condensed Statements of Operations.

3.Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted. The footnote disclosures provide certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

4.As of December 31, 2017 and 2018, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.