Form 20-F
period 2019-12-31
CooTek(Cayman)Inc.
filed 2020-04-20
CIK 1734262

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . . . .

For the transition period from                     to
Commission file number: 001-38665

CooTek (Cayman) Inc.
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant’s Name Into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

9-11F, No.16, Lane 399, Xinlong Road, Minhang District Shanghai, 201101 People’s Republic of China
(Address of Principal Executive Offices)

Jean Liqin Zhang, Chief Financial Officer 9-11F, No.16, Lane 399, Xinlong Road, Minhang District Shanghai, 201101 People’s Republic of China Phone: +86 21 6485-6352 Email: jean.zhang@cootek.cn
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing 50 Class A ordinary shares	CTK	New York Stock Exchange
Class A ordinary shares, par value US$0.00001 per share*		New York Stock Exchange*

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

As of December 31, 2019, there were 3,116,343,797 ordinary shares issued and outstanding, par value US$0.00001 per share, being the sum of 2,870,119,332 Class A ordinary shares and 246,224,465 Class B ordinary shares.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
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

•                  “our portfolio products” and “content-rich mobile applications” are to the content-rich mobile applications that we develop and provide to our users and business partners, which excludes TouchPal Smart Input and TouchPal Phonebook, and among these portfolio products, we refer to the mobile applications that provide our users with vertical contents at specific scenarios, such as fitness and healthcare, as “scenario-based mobile apps”;

•                  “RMB” and “Renminbi” are to the legal currency of China; and

•                  “US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

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

ITEM 3.     KEY INFORMATION

A. Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statement of operation data for the years ended December 31, 2017, 2018 and 2019, selected consolidated balance sheet data as of December 31, 2018 and 2019 and selected consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operation data and cash flow data for the year ended December 31, 2016 and the consolidated balance sheet data as of December 31, 2016 and 2017 are derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2016	2017	2018	2019
	(in US$, except for shares and per share data)
Selected Consolidated Statement of Operations Data:
Net revenues	11,030,079	37,334,966	134,109,632	177,883,105
Cost of revenues(1)	(20,158,565)	(20,101,386)	(14,932,713)	(15,300,854)
Gross (loss) profit	(9,128,486)	17,233,580	119,176,919	162,582,251
Operating expenses:
Sales and marketing expenses(1)	(9,396,663)	(20,161,353)	(80,729,626)	(157,027,956)
Research and development expenses(1)	(8,691,539)	(12,868,356)	(19,324,657)	(26,935,497)
General and administrative expenses(1)	(3,920,057)	(8,366,698)	(10,728,807)	(16,256,192)
Other operating income, net	605,890	190,338	1,609,159	872,269
Total operating expenses	(21,402,369)	(41,206,069)	(109,173,931)	(199,347,376)
(Loss) income from operations	(30,530,855)	(23,972,489)	10,002,988	(36,765,125)
Impairment loss of investment	—	—	—	(500,032)
Interest income, net	12,887	481,932	214,730	763,497
Foreign exchange losses, net	(188,631)	(169,556)	(70,033)	(342,687)
(Loss) income before income taxes	(30,706,599)	(23,660,113)	10,147,685	(36,844,347)
Income tax expense	—	(800)	(220)	(1,714)
Net (loss) income	(30,706,599)	(23,660,913)	10,147,465	(36,846,061)
Net (loss) income per ordinary share:
Basic	(0.03)	(0.03)	0.003	(0.01)
Diluted	(0.03)	(0.03)	0.003	(0.01)
Weighted average shares used in calculating net (loss) income per ordinary share:
Basic	912,551,946	898,781,587	1,464,257,884	3,155,082,983
Diluted	912,551,946	898,781,587	1,591,094,630	3,155,082,983

(1)         Share-based compensation was allocated in costs of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2016	2017	2018	2019
	(in US$)
Cost of revenues	24,514	31,510	53,850	91,597
Sales and marketing expenses	35,298	70,707	127,095	196,224
Research and development expenses	445,084	544,786	1,788,724	2,806,587
General and administrative expenses	222,317	1,777,941	389,802	568,077
Total	727,213	2,424,944	2,359,471	3,662,485

	As of December 31,
	2016	2017	2018	2019
	(in US$)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	41,056,314	26,720,158	84,859,915	59,905,827
Total current assets	47,870,981	43,738,752	113,176,169	95,639,967
Total assets	49,353,697	46,261,022	118,443,174	101,836,660
Total liabilities	13,454,721	14,814,770	34,120,379	62,928,297
Convertible redeemable preferred shares	136,455,592	156,367,810	—	—
Total shareholders’ (deficit) equity	(100,556,616)	(124,921,558)	84,322,795	38,908,363

	For the Year Ended December 31,
	2016	2017	2018	2019
	(in US$)
Selected Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(28,435,452)	(28,049,152)	23,106,005	(15,664,279)
Net cash used in investing activities	(831,393)	(1,758,412)	(3,655,042)	(5,330,927)
Net cash provided by (used in) financing activities	51,306,960	14,401,620	40,169,171	(3,796,484)
Net increase (decrease) in cash, cash equivalents, and restricted cash	22,040,115	(15,405,944)	59,620,134	(24,791,690)
Cash, cash equivalents, and restricted cash at beginning of year	19,845,488	41,344,623	27,026,240	84,859,915
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(540,980)	1,087,561	(1,786,459)	(102,194)
Cash, cash equivalents, and restricted cash at end of year	41,344,623	27,026,240	84,859,915	59,966,031

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

If we fail to maintain or expand our user base, our business, financial condition and operating results may be materially and adversely affected.

The size of our active user base with our products are critical to our success. Our global products had an average of 162.3 million DAUs in December 2019, which grew from 157.7 million DAUs in December 2018. Our financial performance has been and will continue to be significantly affected by our ability to grow and engage our active user base. As the size of our user base increases and our business enters a more mature stage of development over time, the growth rate of our user base may decline or become flat as a result of market saturation. In addition, we may fail to maintain or increase our user base or our users’ engagement if, among other things:

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

If we are unable to maintain or increase our user base, our advertising services may become less attractive to our advertising customers, which may have a material and adverse impact on our business, financial condition and operating results.

We generate substantially all of our revenues from advertising. Our failure to attract or retain advertising customers, or a reduction in their spending with us, could seriously harm our business, operating results and growth prospects.

We generated 97.9 % and 98.4% of our revenues from mobile advertising services in 2018 and 2019, respectively. Advertisers purchase advertising services either directly from us or through third-party advertising exchanges and advertising agencies. Our advertising customers, including advertisers and advertising exchanges and agencies, typically do not have long-term contractual arrangements with us. They may be dissatisfied with our advertising services or perceive our advertising services as ineffective. In addition, new advertising formats emerge from time to time and customer preferences can change. We may not be able to adapt our products and services to future advertising formats or changing customer preferences on a timely and cost-effective basis.

We compete for advertising customers not only with other providers of digital advertising spaces, but also with other types of platforms and advertising service providers such as newspapers, magazines, billboards, television and radio stations. Some of our competitors have access to considerably greater financial and other resources for expanding their product offerings and present considerable challenges to gaining and maintaining additional market share.

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

We generate a large portion of our mobile advertising revenues from a limited number of third-party advertising exchanges and advertising agencies in 2019. Our top two advertising customers, which are advertising exchanges, accounted for approximately 44.65% of our total revenues in 2019. Our dependence on a limited number of advertising exchange customers increases their bargaining power and the need for us to maintain good relationships with them. The major advertising customers we work with typically offer standard terms and conditions that govern their contractual relationships with us. We entered into ad network distribution agreements with our top advertising customer, Beijing Youzhuju Network Technology Co., Ltd., an advertising exchange in China, in 2019 for the cooperation in placing advertisements on our mobile apps, which expired on December 31, 2019. We subsequently entered into a new set of ad network distribution agreements in substantially the same terms with an affiliate of this customer in 2020, which will expire on December 31, 2021. If any of these advertising customers we work with ceases to do business with us for any reason or alters its standard terms and conditions to our disadvantage, or if we fail to collect any significant amount of account receivables from these advertising customers timely, or at all, our business, financial conditions and operating results may be materially and adversely affected.

We provide sales rebates to certain PRC domestic advertising agencies in order to maintain good relationships with them and to incentivize them to maximize the volume of advertising business that they bring to us. In order to maintain the appropriate level of incentives for those advertising agencies, we may continue to incur expenses from providing such sales rebates, which could have an adverse effect on our financial conditions and operating results.

We rely on our business collaborations with third parties, including major digital distribution platforms and mobile device manufacturers, to maintain and expand our user base. Our failure to maintain good relationships with these business partners may materially and adversely affect our business and operating results.

We collaborate with various business partners to promote our products and enlarge our user base. We use third-party digital distribution platforms such as Apple App Store, Tencent YingYongBao App Store and Google Play to distribute our mobile applications to users. We also advertise on third-party platforms, such as TikTok and Kuaishou, to acquire users. The promotion and distribution of our mobile applications are subject to such digital distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these platforms. In addition, our applications may be suspended by or removed from such platforms as a result of allegations or claims by third parties regardless of their merits. For instance, in July 2019, some of our global portfolio apps were disabled by Google from Google Play Store and Google Admob, and our access to Google Play Store and Google Admob was disabled too. See “—We have been and may continue to be subject to notices or complaints alleging, among other things, our infringement of copyrights and delivery of illegal or inappropriate content through our products, which could lead to suspension or removal of such products from digital distribution platforms, a decrease of our user base, and a significantly adverse impact on our financial results and our reputation.” We collaborate with mobile device manufacturers for the pre-installation of TouchPal Smart Input on new mobile devices as one way to distribute our product and to acquire users. Due to intense competition, these mobile device manufacturers may raise prices to a point where it becomes cost prohibitive for us to rely on them for user acquisition. There can be no guarantee that they will continue to pre-install TouchPal Smart Input or will agree to pre-install any of our other mobile applications on their devices.

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

We have been and may continue to be subject to notices or complaints alleging, among other things, our infringement of copyrights and delivery of illegal or inappropriate content through our products, which could lead to suspension or removal of such products from digital distribution platforms, a decrease of our user base, and a significantly adverse impact on our financial results and our reputation.

We use third-party digital distribution platforms such as Apple App Store, Tencent YingYongBao App Store and Google Play to distribute our mobile applications to users. In the ordinary course of our business, we and digital distribution platforms have received, and may from time to time in the future receive, notices or complaints from third parties alleging that certain of our products infringe copyrights, deliver illegal, fraudulent, pornographic, violent, bullying or other inappropriate content, or otherwise fail to comply with applicable policies, rules and regulations. Upon receipt of such notices or complaints, those digital distribution platforms may suspend or remove such products from such platforms. The processes for appealing such suspensions and removals with those platforms could be time-consuming, and we cannot guarantee that our appeals will always prevail or that any such suspended or removed application will be made available again. Such suspensions and removals of our products could lead to a decrease of our user base and, if they occur frequently and/or in a large scale, could significantly adversely affect our reputation, business operation and financial performance.

For instance, in July 2019, some of our global portfolio apps were disabled by Google from the Google Play Store and Google Admob. These disabled apps were discontinued but users can still use the relevant apps already downloaded. The suspensions and removals of our global portfolio apps could lead to the difficulty in growing or sustaining our user base and could significantly adversely affect our reputation, business operation and financial performance in a certain period. Primarily as a result of the suspension, the DAUs of our portfolio products decreased from 27.6 million in June 2019 to 23.9 million in September 2019, and our net revenues decreased from US$37.6 million in the second quarter of 2019 to US$31.3 million in the third quarter of 2019. In addition, our access and developer account to Google Play Store and Google Admob was disabled in the same period. Consequently, we cannot use Google push notification to reach and activate our users, and the DAU/MAU ratio of our portfolio products decreased from 42.4% in June 2019 to 35.4% in September 2019, and further to 33.1% in December 2019. Although we have implemented several measures to mitigate the impact, for example, by distributing our products on other digital distribution platforms, such as Tencent YingYongBao App Store, and broadening our user acquisition channels, such as collaborating with third-party platforms in China, we cannot guarantee that these measures will be effective. In addition, these digital distribution platforms and third party platforms may also receive, from time to time, notices or complaints from third parties alleging that certain of our products infringe copyrights, deliver illegal, fraudulent, pornographic, violent, bullying or other inappropriate content, or otherwise fail to comply with applicable policies, rules and regulations, consequently those digital distribution platforms may suspend or remove such products from their platforms and those third party platforms may terminate their collaboration with us.

We have significant international operations and plan to continue expanding our operations globally. We may face challenges and risks presented by our growing global operations, which may have a material and adverse impact on our business and operating results.

We are headquartered in China and provide our products and services to a global user base. We intend to continue the international expansion of our business operations and grow our user base globally. In December 2019, the user base of our global products reached an average of 162.3 million DAUs located in more than 240 countries and regions. The headquarters of our major advertising customers are located in China and the U.S. and therefore substantially all of our advertising revenues in 2018 and 2019 were derived from China and the U.S.

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

We depend on our technological capabilities and infrastructure to analyze our users’ preferences and needs and to generate valuable user insights. Active users of our products generate a large amount of data across our applications and in a variety of use cases on a daily basis. The data generated by our users lays the foundation for us to build our user profiles. By analyzing such user data with our big data analytics and other relevant technologies, we aim to understand our users’ interests and needs for content in order to develop products that deliver relevant content catering to their interests and needs. Therefore, the effectiveness of our product development and monetization strategies is dependent on our ability to obtain and process data and to refine the algorithms used in processing such data. If we fail to maintain and expand the user base of our products to continually generate large amounts of user data, or if we fail to keep up with the rapid development and upgrade of big data analytics and other relevant technologies on a timely and cost-effective basis, we may not be able to effectively grow and monetize our products, and our business and operating results may be materially and adversely affected.

We may not be able to sustain our historical growth and maintain the effectiveness of our monetization.

We have grown significantly over a relatively short period. Over the past three years, we have experienced rapid growth of the number of DAU and MAU of our global products. At the same time, our net revenues grew rapidly from US$37.3 million in 2017 to US$134.1 million in 2018, and further to US$177.9 million in 2019. Our advertising revenue increased from US$35.0 million in 2017 to US$131.3 million in 2018, and further increased to US$175.0 million in 2019. We may not be able to sustain a rate of growth in future periods similar to what we experienced in the past.

In addition, growing our revenue in the future depends on successfully building our global products besides TouchPal Smart Input. We monetize our user base primarily through mobile advertising. Advertising revenue derived from our portfolio products  have accounted for approximately 20%, 63% and 85% in 2017, 2018 and 2019, respectively, and TouchPal Smart Input is estimated to have accounted for approximately 49%, 22% and 6% of our total advertising revenue in 2017, 2018 and 2019, respectively. Most of the advertising revenues were generated from our portfolio products in 2019 attributable to the rapid growth of our portfolio products. We launched our in-house developed advertising platform, CooTek Ads, to provide high-quality and tailored advertising services in 2019, and the revenue derived from CooTek Ads is estimated to have accounted for approximately 8% of our total revenue in 2019. If we are unable to build new products which are attractive to users, our ability to effectively monetize our advertising services and grow our revenues may be materially impacted.

If we fail to correctly anticipate user preferences and develop and commercialize new products and services, we may fail to attract or retain existing users, the lifecycles of our mobile applications may end prematurely and our operating results may be materially and adversely affected.

Our success depends on our ability to maintain, grow and monetize our user base, which in turn depends on our ability to continually develop and commercialize new mobile applications, introduce new features or functions to our existing mobile applications and provide users with high-quality content and an enjoyable user experience. This is particularly important since the mobile internet industry is characterized by fast and frequent changes, including rapid technological evolution, shifting user demands, frequent introductions of new products and services, and constantly evolving industry standards, operating systems and practices. We launched our first mobile application, TouchPal Smart Input, in 2008, and have launched over 30 portfolio products as of December 31, 2019. In December 2019, the user base of our global products reached an average of 162.3 million DAUs, and we intend to continue developing new products and services to attract more users who match our targeted profiles in the future. Our ability to roll out new or enhanced products and services depends on a number of factors, including timely and successful research and development efforts by us as well as correctly analyzing and predicting users’ interests and demands for content using our big data analytical capabilities. If we fail to correctly analyze and predict users’ interests and demands for content, fail to cater to the anticipated needs and preferences of users, or fail to provide a superior user experience, our existing and new mobile applications may suffer from reduced user traffic or be unsuccessful in the market and our user base may decrease which in turn may impact our ability to earn advertising revenue. There can be no assurance that our new products and services will generate revenues or profits and we may not be able to recoup the investments and expenditures involved in such development. Our interim results may also experience significant fluctuations as we continue to invest in the development of new products and services.

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

We had a net income for the year ended December 31, 2018, but a net loss for the year ended December 31, 2019, we may not be able to be profitable in the foreseeable future.

We had a net loss of US$23.7 million and negative cash flows from operations of US$28.0 million in 2017. We had a net income of US$10.1 million and positive cash flows from operations of US$23.1 million in 2018. However, we had a net loss of US$36.8 million and negative cash flows from operations of US$15.7 million in 2019. Our future revenue growth and profitability will depend on a variety of factors, many of which are beyond our control. These factors include market acceptance of our products, the effectiveness of our monetization strategy, market competition, macroeconomic and regulatory environment. We also expect our costs to increase in the future as we continue to expand our operations and to increase our investments in research and development. As a result, we may not be able to generate net income and positive cash flows from operations for the foreseeable future.

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

Many jurisdictions, including China and the U.S., continue to consider the need for greater regulation or reform to the existing regulatory framework. In the U.S., all 50 states have now passed laws to regulate the actions that a business must take in the event of a data breach, such as prompt disclosure and notification to affected users and regulatory authorities. In addition to the data breach notification laws, some states have also enacted statutes and rules requiring businesses to reasonably protect certain types of personal information they hold or to otherwise comply with certain specified data security requirements for personal information. Additionally, the U.S. federal and state governments will likely continue to consider the need for greater regulation aimed at restricting certain uses of personal data for targeted advertising. California recently enacted the California Consumer Privacy Act, or CCPA, which creates new individual privacy rights for consumers (as that word is broadly defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA, which went into effect on January 1, 2020, requires covered companies to provide new disclosures to California consumers, and provides such consumers new ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the U.S., which could increase our potential liability and adversely affect our business.

In the European Union, or EU, the General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, increased our burden of regulatory compliance and requires us to change certain of our privacy and data security practices in order to achieve compliance. The GDPR applies to any company established in the EU as well as any company outside the EU that processes personal data in connection with the offering of goods or services to individuals in the EU or the monitoring of their behavior. The GDPR implements more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The GDPR further provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes to our operating model. Under the GDPR, fines of up to 20 million euros or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for noncompliance, which significantly increases our potential financial exposure for non-compliance. However, with limited precedence on the interpretation and application of GDPR and limited guidance from EU regulators, the application of GDPR to the provision of internet services remains unsettled. The Company has adopted policies and procedures in compliance with the GDPR, however, such policies and procedures may need to be updated when additional information concerning the best practices is made available through guidance from regulators or published enforcement decisions. Finally, in China, the PRC Cybersecurity Law, which became effective in June 2017, leaves substantial uncertainty as to the circumstances and standard under which the law would apply and violations would be found. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Personal Privacy and Data Protection.”

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

We are incorporated in the Cayman Islands and our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. We primarily conduct our business through our subsidiaries and consolidated affiliated entities incorporated in mainland China and Hong Kong. However, because our products and services are used worldwide, one or more other jurisdictions may claim that we are required to comply with their laws based on the location of our offices and staff, commercial operations, equipment or our users.

The internet industry, including the mobile internet industry, is highly regulated in China. Our VIEs are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services to our users. In addition to PRC laws and regulations, we face additional regulatory risks and costs outside of China as a portion of our active users and revenues are from markets outside of China. We are subject to a variety of laws and regulations in China and foreign jurisdictions that involve matters central to our business, including but not limited to privacy and data protection, rights of publicity, content, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, national security, electronic contracts and other communications, competition, consumer protection, telecommunications, taxation, and economic or other trade prohibitions or sanctions. The introduction of new products, services or expansion of our business in certain jurisdictions may subject us to additional laws and regulations. Furthermore, PRC and foreign laws and regulations are constantly evolving and can be subject to significant change from time to time. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving mobile internet industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. There can be no assurance that we will not be found in violation of any future laws and regulations or violation of any of the laws and regulations currently in effect due to changes in the relevant authorities’ implementation or interpretation of such laws and regulations.

Under the current PRC regulatory scheme, a number of regulatory agencies, including but not limited to the State Administration of Radio and Television (previously known as the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT), or the SART, the Propaganda Department of the Central Committee of the Communist Party of China, or the NAPP, the Ministry of Culture and Tourism (previously known as the Ministry of Culture, or the MOC), or the MCT, the Ministry of Industry and Information Technology, or the MIIT, the State Council Information Office, or the SCIO, and the Cyberspace Administration of China, or the CAC, jointly regulate all major aspects of the internet industry, including mobile internet businesses. Operators in this industry must obtain various government approvals and licenses for relevant internet or mobile business.

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

The operation of our TouchPal Phonebook in China may require additional licenses and failure to obtain such licenses could subject us to severe penalties. Our TouchPal Phonebook provides VoIP services which enable our users to make calls to other users of this application or other mobile phone devices. We have obtained the value-added telecommunications service business operation license, or VAT License, with a service scope of information services, domestic multiparty communication services and domestic call center business. According to the PRC Telecommunications Regulations and other relevant laws and regulations, we may be required to obtain a basic telecommunications business service business operating license for our services to facilitate calls between users of the application and other mobile phone devices through internet and telecommunication network. Our TouchPal Phonebook also delivers personalized content to users, including news and videos. According to the Administrative Provisions for the Internet Audio-Video Program Service jointly issued by the SAPPRFT and the MIIT in 2007 and amended in August 2015, we may be required to obtain the internet audio-video program transmission license for displaying videos in TouchPal Phonebook. According to the Administrative Regulations for Internet News Information Services promulgated by the CAC in 2017, we may be required to obtain the internet news information service license for dissemination of political and other news. For detailed descriptions, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Audio-Visual Program Services”, “—Regulations Relating to Online News Services”, and “—Regulations Relating to Online Cultural Products.”

The operations of our online literature mobile apps and casual game mobile apps may require us to apply for additional license and permits or to update our existing licenses and permits. According to the Provisional Regulations for the Administration of Online Culture issued by the MCT in 2011 and as amended in 2017, we may be required to amend our current Online Culture Operating Permit for the provision of e-books and online games. Under regulations issued by the SAPPRFT, the publication of each online game requires approval from the SAPPRFT. As of the date of this annual report, we have not obtained approvals from the SAPPRFT or its successor for those domestic online games operated by us. After the re-organization of SAPPRFT, we will apply with the NAPP for the approvals for publishing our games in the future. The NAPP at the national level had suspended the approval of game registration and issuance of publication codes for online games starting from March 2018. Although the NAPP later resumed game registration and issued game publication codes for the first batch of games with an effective date of December 19, 2018, the issuance of publication is still difficult to be obtained. Any delay in game registration with NAPP or obtaining game publication codes could negatively affect the operation results of our games. Pursuant to the Notice to Adjust the Scope of Online Culture Operation License Approval and to Further Regulate the Approval Work released in May 2019, the MCT no longer assumes the responsibility to regulate online game industry, and the provincial counterparts of MCT would no longer grant Online Culture Operation License covering the business scope of using the information network to operate online games. However, the licenses granted by the MCT before this notice will remain valid until the expiration dates of these licenses. On July 23, 2019, the MCT announced the abolishment of the Interim Measures on Administration of Online Games, which regulated the issuance of Online Culture Operation Licenses relating to online games. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Games.” As of the date of this annual report, the governmental authorities have not issued laws or regulations to replace the Interim Measures on Administration of Online Games, or to clarify the new regulatory body of online games. If we are unable to comply with the new renewal procedures relating to our Online Culture Operating License, our ability to introduce, launch and operate new games may be adversely affected, and our financial condition and operating results could be adversely affected. In addition, we cannot assure you that we can obtain the NAPP’s approvals or complete the filings with the MCT for all games operated by us in a timely manner or at all, which could adversely and materially impact our ability to introduce new games, the timetable to launch new games and our business growth.

Moreover, the provisions of online games and online literature are deemed to be internet publication activities. According to the Administrative Measures for Internet Publication Services jointly issued by the SAPPRFT and the MIIT in 2016, we may be required to obtain an internet publication service license for the provisions of online games and online literature. According to the Notice on Administration of Mobile Game Publishing Services issued by the SAPPRFT in 2016, we may be required to obtain publishing and authorization codes for the online games. As of the date of this annual report, we have not obtained the approval for our internet publication service license and publication codes for those domestic online games operated by us. In the event of failure to obtain these licenses and approvals, an operator may face heavy penalties, such as being ordered by the regulatory authority to shut down services and delete all relevant internet publications. The regulatory authority may also confiscate all of such operator’s illegal income as well as major equipment and specialized tools used in illegal publishing activities. If the illegal income exceeds RMB10,000, such operator may face a fine of five to ten times of such illegal income; and if the illegal income is less than RMB10,000, such operator may face a fine of less than RMB50,000. Such operator may also bear civil liability if its operation has infringed on other persons’ legal rights and interests. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Publication Services.”

Furthermore, in August 2018, the National Office of Anti-Pornography and Illegal Publication, the MIIT, the Ministry of Public Security, the MCT, the SART and the CAC jointly issued the Notice on Strengthen the Management of Live Streaming Service, which required a real-name registration system for users to be put in place by live streaming service providers. On October 25, 2019, the NAPP issued the Notice on Preventing Minor’s Addiction to Online Games, which requires all online gamers to register accounts with their valid identity information and all game companies to stop providing game services to users who fail to do so. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Anti-fatigue System, Real-name Registration System and Parental Guardianship Project.” We plan to implement several measures to comply with the current real-name registration system. However, the PRC government may further tighten the real-name registration requirements or require us to implement a more thorough compulsory real-name registration system for all users on our platform in the future, in which case we will need to upgrade our system or purchase relevant services from third party service providers and incur additional costs in relation thereto. If we were required to implement a more rigid real-name registration system for users on our platform, potential users may be deterred from registering with our platform, which may in turn negatively affect the growth of our user base and business prospects.

Our international VoIP product may be subject to laws, regulations and policies related to internet communications of multiple jurisdictions. These laws, regulations and policies may not specifically address the issues related to internet and its related technologies, and their interpretation and application remain largely uncertain. The laws, regulations and policies in certain countries may restrict the use of VoIP products, block access to such products or impose extensive regulatory requirements on operations of such products. We cannot be certain that we are in compliance with regulatory or legal requirements in the numerous countries in which such product is available for download and use. Regulators may disagree with our interpretations of existing laws or regulations or the applicability of such laws or regulations to our business, or they may alter their view of the products and services we provide, due to a change in laws or regulations or a change in the interpretation of existing laws or regulations or otherwise. Our failure to comply with existing or future regulatory requirements could materially and adversely affect our business, financial condition and operating results. We terminated the operation of our international VoIP product since March 2019.

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

We face intense competition in every aspect of our business, including competition for users, usage time, advertising customers, technology, and highly-skilled employees. Our portfolio products compete with applications of the same or a similar kind.  Our TouchPal Smart Input competes primarily with default mobile device input methods, including Gboard, Samsung mobile keyboard and Apple’s default mobile device input method, as well as other alternative input method products for mobile devices that offer similar language prediction capabilities and other smart features, such as Microsoft/SwiftKey.  In addition, we compete with all major internet companies for user attention and advertising spend.

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

We may display third-party content, such as videos, pictures, books, articles and other works, on our mobile applications without the explicit consent from such third party, and we may further explore market opportunities in the content-related business. Our users may misuse our products to disseminate content that contains inappropriate, fraudulent or illegal information or that infringes the intellectual property rights of third parties. We have implemented control measures and procedures to detect and block inappropriate, fraudulent or illegal content uploaded to or disseminated through our products, particularly those that violate our user agreements or applicable laws and regulations. However, such procedures may not be sufficient to block all such content due to the large volume of third-party content. Despite the procedures and measures we have taken, if the content displayed on our products are found to be fraudulent, illegal or inappropriate, we may suffer a loss of users and damage to our reputation. In response to any allegations of fraudulent, illegal or inappropriate activities conducted through our mobile applications or any negative media coverage about us, government authorities may intervene and hold us liable for non-compliance with laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue certain features and services provided by our mobile applications or to temporarily or permanently disable such mobile applications. If any of such events occurs, our reputation and business may suffer and our operating results may be materially and adversely affected.

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

The success of our business relies on the quality of our products, which in turn depends on the underlying software and related technology, such as big data analytics. The protection of such software and related technologies primarily relies on intellectual property rights including patents and trade secrets. Meanwhile, for the purpose of our business expansion, we may from time to time display third-party content, such as videos, pictures, books, articles and other works, on our mobile applications without acquiring the explicit consent from such third party. Third parties, including our competitors, may assert claims against us for alleged infringements of their patents, copyrights, trademarks, trade secrets and internet content.

For instance, in June 2019, a third-party company in China brought a lawsuit against Shanghai Chubao in Shanghai Intellectual Property Court for patent infringement. The plaintiff alleged that TouchPal Phonebook infringed its patent of IP telephone system and communication method, and claimed for stopping the usage of this involved patent and acts of using, offering to sell and selling the involved product according to the involved patent, disabling the involved product from app stores, and a compensation of RMB3,000,000. In addition, in May 2019, a third-party company in China brought a lawsuit against Shanghai Chubao and Shanghai Chule in Shanghai Intellectual Property Court for design patent infringement. The plaintiff alleged that TouchPal Smart Input infringed its design patent of an input method, and claimed for stopping the infringement and compensation of RMB1,000,000. We recorded a one-time litigation reserve of RMB500,000 in the third quarter of 2019. While we believe that the claims against us in these litigations are without merit and intend to defend the action vigorously, we cannot assure you that these lawsuits will be ultimately resolved in our favor. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

In addition, in any potential dispute involving our patents or other intellectual property, our advertising customers and business partners could also become the target of litigation. We have certain contractual obligations to indemnify our advertising customers and the mobile device manufacturers that pre-install our products on their devices for liability that they may incur based on third-party claims of intellectual property infringement for the use of our products or technology. Many of our collaboration contracts with mobile device manufacturers provide for a cap on our indemnity obligations. In addition, in the event of any such claims, our advertising customers or business partners may decide not to use our products in the future, which could harm our financial condition and operating results. For example, one mobile device manufacturer that pre-installs input methods on its mobile devices, including our TouchPal Smart Input under a license agreement with us, was sued by a multinational company in the United States in 2015. The plaintiff alleged that, among others, certain feature of the input methods installed on the mobile devices produced and sold by the defendant infringed on the plaintiff’s input-related patent. In late 2016, a third party requested that the Patent Trial and Appeal Board of the United States Patent and Trademark Office, or PTAB, to initiate inter parties review (IPR) proceedings against the input-related patent claim of the plaintiff and to invalidate such patent. The IPR request has been granted by the PTAB in 2016 and another third party joined the IPR proceedings as a petitioner in 2017. On September 26, 2018, the PTAB issued the final written decision affirming the patentability of all challenged claims of this patent. The third party then appealed on January 6, 2020, and the Court of Appeals for the Federal Circuit made an opinion, concluding that the plaintiff’s claims of the related patents are not patentable and the PTAB’s decision is reversed. The plaintiff and the defendant have executed a final, binding settlement agreement thereafter. As of the date of this annual report, we have not received the request to indemnify this mobile device manufacturer in relation to this proceeding.

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

The global financial markets experienced significant disruptions in 2008 and the United States, European and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global financial markets are facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the hostilities in the Ukraine, the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone in 2014 and the volatility in financial markets across the world due to the recent outbreak of coronavirus, later renamed COVID-19. It is unclear whether these challenges will be contained and what effects they each may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. Recently there have been signs that the rate of China’s and global economic growth is declining. Any prolonged slowdown in global economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and market confidence and dramatic changes in business and consumer behaviors.

Our business could be adversely affected by trade tariffs or other trade barriers.

The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the United States and China on trade matters. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, or other trade matters. Although we do not currently export any products to the United States, it is not yet clear what impact these tariffs may have or what actions other governments, including the Chinese government may take in retaliation. Although we only provide services, tariffs could potentially impact the business of our suppliers and business partners which may in turn affect our business. In addition, these developments could have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed in recent years, and the trend may continue especially in light of the challenges the global economy is facing due to the COVID-19 global pandemic. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

We have experienced rapid growth in the number of active users, and we plan to continue to expand our product offerings in the global market. Managing our growth requires allocation of valuable management time and resources, and significant expenditures. As part of our strategy, we intend to continue making investments to expand our user base, strengthen our research and development efforts, and enhance our ability to deliver highly-targeted content. To execute our business plan and growth strategy, we need to continuously improve our operational and financial systems, procedures and controls, and hire, train, manage and maintain good relations with our employees. Continued growth could also strain our ability to maintain reliable service levels for our users, advertising customers and business partners. We have limited operational experience in managing the business at the current scale and we cannot assure you we will be able to maintain the current level of growth rate in the future.

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

We are subject to seasonality and other fluctuations in our business. Revenues from our mobile advertising services, which constituted substantially all of our revenues in 2019, are affected by seasonality in advertising spending in both international and China markets. We believe that such seasonality in advertising spending affects our quarterly results, resulting in the significant growth in our mobile advertising revenues between the third and the fourth quarters but a decline from the fourth quarter to the next quarter. Thus, our operating results for one or more future quarters or years may fluctuate substantially or fall below the expectations of securities analysts and investors. In such event, the trading price of the ADSs may fluctuate significantly.

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

Our business emphasizes rapid innovation and prioritizes the growth in user base and cultivation of content ecosystem of content-rich portfolio products. That strategy may produce results that do not align with investors’ expectation and our stock price may be negatively affected as a result.

Our growth depends on our ability to actively develop and launch new and innovative products and services. We intend to quickly adapt our products to changes in market trends and user needs, but we have no control over whether these adaptions will be well received by our users, advertising customers or business partners, and may result in unintended outcomes or consequences. We prioritize the growth in user base and cultivation of content ecosystem of content-rich portfolio products. For example, we monitor how our delivery of advertisements on our products affects our users’ experience with the products and we may decide to decrease the number of advertisements placed on our products to ensure our users’ satisfaction with our products. This could result in a loss of advertising customers and negatively impact our mobile advertising revenue. Our decisions may not be consistent with the short-term expectations of investors and may not produce the long-term benefits that we expect, in which case the maintenance and growth of our user base, our relationships with advertising customers, and our business and operating results could be adversely and materially harmed.

We have granted, and may continue to grant, options, restricted shares units and other types of share-based incentive awards, which may result in increased share-based compensation expenses.

We adopted a stock incentive plan in 2012 and a share incentive plan in 2018, as amended from time to time, for the purpose of granting share-based compensation awards to our directors, officers, employees and advisors to incentivize their performance and align their interests with ours. Expenses associated with share-based compensation have affected our net income and may reduce our net income in the future, and any additional securities issued pursuant to share-based incentive awards will dilute the ownership interests of our shareholders, including holders of the ADSs. On November 6, 2018, our Board of Directors approved an option modification to reduce the exercise price of certain options granted under our 2012 Plan to employees. Other terms of the share options granted remain unchanged. The modification resulted in incremental compensation costs of US$ 0.3 million, which is amortized over the remaining vesting period of the modified options, ranging from 2018 to 2021. We believe the granting of share-based incentive awards is of significant importance to our ability to attract and retain key employees, and we plan to grant share-based incentive awards in the future. As a result, our share-based compensation expenses may increase, which may have an adverse effect on our results of operations.

If we fail to build, maintain and enhance our brands, or if we incur a disproportionate amount of expenses pursuing this effort, our business, operating results and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our brand is critical to expanding our user base and number of advertising customers. We also believe that maintaining and enhancing our brand will depend largely on our ability to continue to provide useful, reliable, trustworthy, and innovative products, which we may not be able to do successfully in the future. We will also continue to experience media, legislative, or regulatory scrutiny of our decisions regarding user privacy, content, advertising, and other issues, which may adversely affect our reputation and brands. We also may fail to respond expeditiously to the sharing and uploading of objectionable content on our products and services or objectionable practices by advertising customers, or may fail to otherwise address user concerns, which could erode confidence in our brands. In addition, maintaining and enhancing our brands may require us to make substantial investments and these investments may not be successful. We promote our brand and products through online advertising networks and platforms, which primarily include TikTok, Kuaishou and Facebook Ads. These branding and marketing efforts may not result in increased user traffic in a cost-effective way. If we fail to successfully promote and maintain our brands or if we incur excessive expenses in this effort, our business and financial results may be adversely affected. In addition, any negative publicity in relation to our mobile applications, regardless of its veracity, could harm our brands and reputation and, in turn, our business and financial results.

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

In preparing our consolidated financial statements for the fiscal years ended December 31, 2019, we and our independent registered public accounting firm identified one material weakness and one significant deficiency in our internal control over financial reporting as well as other control deficiencies as of December 31, 2019, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified related to the lack of accounting policies and procedures relating to financial reporting in accordance with U.S. GAAP and SEC financial reporting requirements. We have implemented and are continuing to implement a number of measures to address the material weaknesses identified. However, the implementation of these measures may not fully address the material weakness and deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. See “Item. 15 Controls and Procedures—Internal Control over Financial Reporting.” As a result of the material weakness and significant deficiency identified, our management has concluded that as of the end of the period covered by this annual report, our disclosure controls and procedures were ineffective in ensuring that the information required to be disclosed by us in this annual report is recorded, processed, summarized and reported to them for assessment, and that the required disclosure is made within the time period specified in the rules and forms of the SEC. We cannot assure you that we will be able to implement an effective system of internal control, or that we will not identify additional material weaknesses or significant deficiencies in the future.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. The Securities and Exchange Commission, or the SEC, adopted rules pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

The recent global COVID-19 outbreak could materially and adversely affect our business.

The recent outbreak of COVID-19 could lead to a potential global economic downturn, which may cause our advertising and marketing customers to reduce their advertising budgets, and result in other adverse effects that could harm our operating results and financial performance generally. Our advertising and marketing customers may also reduce their advertising budgets particularly due to the fact that these customers experienced various degrees of temporary shutdowns and delays in commencement of operations due to COVID-19 in the first quarter of 2020. While we do not maintain a corporate office in Wuhan, our headquarters are located in Shanghai and we also lease offices in Beijing, Guangzhou, Shenzhen and other cities in China and the United States. This outbreak of communicable diseases has caused, and may continue to cause, companies including us, our customers and certain of our business partners, to implement temporary adjustment of work schemes allowing employees to work from home and adopt remote collaboration, which may lead to lower work efficiency and productivity. This outbreak has also caused and may continue to cause the restrictions on our employees’, our customers’ and other service providers’ ability to travel. As a result of any of the above developments, our business, financial condition and results of operations for the full fiscal year of 2020 may be adversely affected by the COVID-19 outbreak. The extent to which this outbreak impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of this outbreak and future actions we take, if any, to contain this outbreak or treat its impact, among others.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our business operations.

Our business could be adversely affected by the effects of epidemics. In recent years, there have been breakouts of epidemics in and outside China. Our business operations could be disrupted if any of our employees is suspected of having COVID-19, H1N1 flu, avian flu or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese or global economy or our business environment in particular. We are also vulnerable to natural disasters and other calamities, which may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, and may adversely affect our ability to provide advertising services through our products.

Changes in the method for determining the London Interbank Offered Rate (“LIBOR”) and the potential replacement of LIBOR may affect our cost of capital and net investment income.

We entered into a credit facility agreement with a commercial bank in July 2018, as renewed in October 2019, under which agreement we can borrow up to US$4.0 million collateralized by our accounts receivable by October 2020. The interest rate for this credit facility is LIBOR plus an applicable margin. In 2019, we have in aggregate drawn down the credit facility of US$6.4 million and repaid US$3.2 million.

The LIBOR benchmark has been subject to national, international, and other regulatory guidance and proposals for reform. In July 2017, the U.K. Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit rates for calculation of LIBOR after 2021. These reforms may cause LIBOR to perform differently than in the past and LIBOR may ultimately cease to exist after 2021 or be unsuitable to use as a benchmark. The consequences of any potential cessation, modification or other reform of LIBOR cannot be predicted at this time. Any new benchmark rate will likely not replicate LIBOR exactly, which could impact new credit facilities and derivative transaction entered into after 2021. We may need to negotiate with the commercial bank to determine an alternative reference rate for our credit facility agreement, which may perform differently than LIBOR. Any changes to benchmark rates could have an impact on our cost of funds and our access to the capital markets, which could impact our results of operations and cash flows. Uncertainty as to the nature of such potential changes may also adversely affect the trading market for our securities.

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

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet information services. Specifically, foreign ownership of an internet information services provider may not exceed 50%. We are a company incorporated in the Cayman Islands and Shanghai Chule (CooTek) Information Technology Co., Ltd., which we refer to as Shanghai Chule or the WFOE, is our wholly-owned PRC subsidiary and therefore is considered as a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our  business in China through our consolidated affiliated entities, including Shanghai Chubao (CooTek) Information Technology Co., Ltd., or Shanghai Chubao, and three other PRC domestic entities, based on a series of contractual arrangements by and among Shanghai Chule, our consolidated affiliated entities and their respective shareholders. As a result of these contractual arrangements, we exert control over our consolidated affiliated entities and consolidate or combine their operating results in our financial statements under U.S. GAAP. Our consolidated affiliated entities hold the licenses, approvals and certain key assets that are essential for our business operations.

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

Under PRC laws and regulations, our wholly-owned subsidiary in the PRC, Shanghai Chule, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. The PRC company could distribute the remaining after-tax profits after making up losses and funding reserve funds in accordance with the provisions of the PRC Company Law. Any limitation on the ability of our wholly-owned PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure and business operations.

The National People’s Congress approved the Foreign Investment Law (the “FIL”) on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 12, 2019, effective from January 1, 2020, which replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 26, 2019, effective from January 1, 2020, to ensure fair and efficient implementation of the Foreign Investment Law. According to this judicial interpretation, courts in China shall not, among other things, support contracted parties to claim foreign investment contracts in sectors not on the Special Administrative Measures for Access to Foreign Investment (Negative List) (2019), or the 2019 Negative List, as void because the contracts have not been approved or registered by administrative authorities. The Foreign Investment Law grants national treatment to foreign invested enterprises, except for those operating in “restricted” or “prohibited” industries in the “negative list”, where if a foreign invested enterprise proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the foreign invested enterprise must go through a MOFCOM pre-approval process. The internet content service, internet audio-visual program services and online culture activities that we conduct through our consolidated affiliated entities, which are our VIEs, are subject to foreign investment restrictions set forth in the 2019 Negative List. The Foreign Investment Law and Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

However, since these rules are relatively new, uncertainties still exist in relation to their interpretation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

We operate a number of portfolio products in China, including TouchPal Phonebook. We have implemented procedures to monitor the content displayed on our products in order to comply with relevant laws and regulations. However, it may not be possible to determine in all cases the types of content that could result in our liability as a distributor of such content and, if any of the content posted or displayed on our products is deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

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

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. Advertisements shall not hinder public order, violate social morality or contain illegal contents, including but not limited to obscenity, pornography, gambling, superstition, terror and violence contents. Otherwise, the administration of market regulation may (i) order to stop publishing of the advertisement and; (ii) confiscate the advertising fees; (iii) impose a penalty ranging from RMB200,000 to RMB1,000,000; or (iv) in serious cases, cancel the business license and cancel the registration certificate for publishing advertisements. In addition, where a special government review is required for specific types of advertisements prior to internet posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC governmental authorities may force us to terminate our advertising operations or revoke our licenses.

While we have made significant efforts to ensure that the advertisements shown on our platform are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements or offers is true and accurate as required by the advertising laws and regulations or otherwise in full compliance with applicable PRC laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may negatively affect our business, financial condition, and results of operations and prospects. Although the advertisements displayed on our platform may not directly contain sensitive or illegal contents, including but not limited to gambling and pyramid selling, the advertisers may use inducing words to indirectly attract advertisement viewers to participate in gambling, pyramid selling, or other illegal activities. If we receive a complaint that any superficially compliant advertisement is linked to one or more webpages that feature non-compliant advertising content, we will remove the related advertisement. Although our agreements with the advertising agencies provide that the advertisements provided by the advertisers shall comply with the requirements of relevant laws and regulations, we cannot control or supervise advertising contents and the linked webpages all the time. Therefore, we cannot guarantee you that all of the advertisements displayed on our platform will comply with relevant laws and regulations.

In April 2015, the Standing Committee of the National People’s Congress promulgated the PRC Advertising Law, effective on September 1, 2015 and amended on October 26, 2018. According to the Advertising Law, advertisements shall not have any false or misleading content, or defraud or mislead consumers. Furthermore, an advertisement will be deemed as a “false advertisement” if any of the following situations exist: (i) the advertised product or service does not exist; (ii) there is any inconsistency that has a material impact on the decision to purchase in what is included in the advertisement with the actual circumstances with respect to the product’s performance, function, place of production, usage, quality, specification, ingredient, price, producer, term of validity, sales condition and honors received, among others, or the service’s content, provider, form, quality, price, sales condition, and honors received, among others, or any commitments, among others, made on the product or service; (iii) using fabricated, forged or unverifiable scientific research results, statistical data, investigation results, excerpts, quotations or other information as supporting material; (iv) effect or results of using the good or receiving the service are fabricated; or (v) other circumstances where consumers are defrauded or misled by any false or misleading content.

The laws and regulations of advertising are relatively new and evolving and there is substantial uncertainty as to the interpretation of “false advertisement” by the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce), or the SAMR. We have published certain relatively aggressive advertisements on some of our portfolio products to acquire and retain users. For example, we publish advertisements for our lucky draw events on Crazy Reading Novel, and some users have filed complaints with the SAMR because, among other reasons, the possibilities of winning these lucky draws are overstated in the advertisements. If any of the advertisements, such as those for the lucky draw events, that we publish is deemed to be a “false advertisement” by the SAMR or its local branch, we could be subject to various penalties, such as discontinuation of publishing the relevant advertisement, imposition of fines and obligations to eliminate any adverse effects incurred by such false advertisement, revocation of our business license and other approvals, rejection of our other advertisement examination application, or even criminal liabilities under circumstances of serious violations. For detailed descriptions, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Advertising Services.” Any resulting penalties may disrupt our business and materially adversely affect our results of operations and financial conditions.

Adverse changes in economic and political policies of the PRC government could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.

Our principal offices are based in China. Accordingly, our operating results, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the Chinese economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the Chinese economy in recent years. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective in January 2008 and most recently amended in December 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, in 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, amended in 2018, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.

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

In July 2014, the SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75. Circular 37 requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, as amended in 2019, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

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

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective in June 2015. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective in June 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC. On October 23, 2019, SAFE issued Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with PRC laws. Since Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

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

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

During the fiscal year ended December 31, 2019, the trading price of our ADSs has ranged from US$4.55 to US$13.00 per ADS, and the latest reported trading price on April 17, 2020 was US$7.00 per ADS. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other mobile internet companies based in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

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

We have created a dual-class share structure such that our ordinary shares shall consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to twenty-five (25) votes per share on all matters subject to vote at general meetings of our company based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person or entity other than holders of Class B ordinary shares or their affiliates, or upon a change of ultimate beneficial ownership of any Class B ordinary shares to any person who is not an affiliate of the holder thereof, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

As of March 31, 2020, our chairman of the board of directors and chief architect, Karl Kan Zhang, beneficially owns all of our issued Class B ordinary shares. These Class B ordinary shares constitutes approximately 8.0% of our total issued and outstanding share capital and 68.4% of the aggregate voting power of our total issued and outstanding share capital as of March 31, 2020, due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets (taking into account our current market capitalization), we do not believe that we were a PFIC for our taxable year ended December 31, 2019 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary duties owed to us by our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties owed to us by our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (save for our memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for our shareholders to obtain the information needed to establish any facts necessary for them to motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff (s) in any such action.

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

As a Cayman Islands exempted company listed on the New York Stock Exchange, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We have chosen, and may from time to time choose, to follow home country exemptions with respect to certain corporate matters. For example, beginning on September 2, 2019, we choose to follow home country practice in lieu of the requirements of NYSE Listed Company Manual Section 303A.01 to have a majority of independent directors and Section 303A.07 to have an audit committee with at least three members. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE governance listing standards applicable to U.S. domestic issuers.

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

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you do not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You are not able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw such shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our seventh amended and restated articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested.

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

In 2017, we formed two PRC domestic companies, Molihong (Shenzhen) Internet Technology Co., Ltd., or Molihong, and Yingsun Information Technology (Ningbo) Co., Ltd., or Yingsun, to operate certain of our portfolio products.

In 2019, we formed Shanghai Qiaohan Technology Co., Ltd., or Qiaohan, to operate certain of our portfolio products.

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engaged in mobile internet and mobile advertising businesses, our WFOE also entered into a series of contractual arrangements with Shanghai Chubao, Molihong, Yingsun and Qiaohan, and their respective shareholders. We collectively refer to these domestic entities and Shanghai Hanxiang as our VIEs in this annual report. The business of Shanghai Hanxiang was migrated into other entities in our group, and Shanghai Hanxiang has gradually ceased its business operations since 2012. As of the date of this annual report, Shanghai Hanxiang does not have any substantive business operations. For more details and risks related to our variable interest entity structure, please see “Item 3. Risk Factors—D. Risks Related to Our Corporate Structure.” As a result of our direct ownership in our WFOE and the variable interest entity contractual arrangements, we are regarded as the primary beneficiary of our VIEs. We treat them as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

Our principal executive offices are located at 9-11F, No.16, Lane 399, Xinlong Road, Minhang District, Shanghai, 201101, People’s Republic of China. Our telephone number at this address is +86 21 6485-6352. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204 Newark, Delaware 19711.

SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.cootek.com/.

B. Business Overview

We are a fast-growing mobile internet company with a global vision, offering mobile applications including a portfolio of content-rich mobile applications, TouchPal Phone book and TouchPal Smart Input. Our mission is to empower everyone to enjoy relevant content seamlessly. Sophisticated big data analytics and data driven user insight are the backbone of our business. Our global products of mobile applications serves a large global user base comprised of an average of 162.3 million DAUs across more than 240 countries and regions in December 2019, compared to an average of 157.7 million DAUs in December 2018.

Building upon user insights initially accumulated through TouchPal Smart Input, an intelligent input method for mobile devices, we have formulated a systematic approach to growing a global product portfolio, through which we deliver relevant content, develop content-rich mobile application and increase our user base. We employ proprietary big data analytical technologies both to process data we gathered through our mobile applications and a large amount of content that we source and organize from the internet. These technologies enable us to obtain in-depth user insights and identify market opportunities.

We have launched over 30 content-rich portfolio products as of December 31, 2019. Our content-rich mobile applications focus on three categories: online literature, casual games and scenario-based mobile apps. Those mobile applications reached 46.1 million MAUs and 16.9 million DAUs on average in December 2018 and 74.6 million MAUs and 24.7 million DAUs on average in December 2019.

As our user base and business operations continue to grow in the recent years using our systematic approach, we have demonstrated our monetization capability in mobile advertising. We leverage our in-depth user insights to deliver targeted, precise and engaging advertisements that are relevant to users across our various mobile applications. Reinvesting part of our revenues generated by mobile advertising, we can further improve our user-centric and data-driven technology, which enables us to release more appealing products to capture mobile internet users’ ever-evolving content needs and help us rapidly acquire new users with our ever-improving user profile analysis. For information on our financial performance, see “Item 5.A. Operating Results.”

In the first quarter of 2019, we launched CooTek Ads, an in-house developed advertising platform supported by our proprietary big data capabilities serving advertising customers directly or through advertising agencies. This system allows advertisers to create and manage advertisement campaigns and budget, and to place advertisements in our portfolio applications directly.

Our Products

Content-rich Mobile Applications

Following our user-centric and data-driven approach, we have developed and brought to market the following global portfolio mobile applications focusing on three categories: online literature, casual games and scenario-based mobile apps.

Online literature

First launched in 2019, Crazy Reading Novel is a mobile application that provides users with free online novels. Unlike the other paid-only model in the online literature industry which charges users fees for most content offered, users of Crazy Reading Novel can enjoy literature works under a free-to-read model. Users have free access to a large literature library covering genres of romance, fantasy, science fiction, history and others. We classify the genre, length, popularity, serial or completed literature works by adding keywords to the content, and users can search for content based on these key words. Crazy Reading Novel is currently available on both Android and iOS operating systems.

Casual games

We launched our first self-developed mobile game in the third quarter of 2019, and thereafter introduced a series of self-developed casual games, including simulation games such as Farm Hero and Idle Land King Tycoon and puzzle game such as Crazy Painting. These games are currently available on both Android and iOS operating systems.

Scenario-based mobile apps

Fitness

We developed a series of fitness applications, including Hi Shou, in order to allow users who are interested in a fit and healthy lifestyle to watch workout videos shared by professional personal trainers, follow comprehensive workout programs, customize workout schedules, set up workout reminders, use a detailed tracking diary to form healthy fitness habits, interact with friends and achieve personal fitness goals. These functionalities have been designed to help our targeted users to efficiently meet their needs by simply using their mobile devices on the go, anywhere and anytime.

Healthcare

We developed a series of healthcare applications, including Drink Water Reminder and Happy Jogging.

Drink Water Reminder. First launched in 2017, Drink Water Reminder is a mobile application that helps users drink an appropriate amount of water on a daily basis by enabling users to track drinking habits and offering both detailed graphical statistics and friendly reminders for users to stay hydrated.

Happy Jogging. First launched in 2019, Happy Jogging is a free pedometer mobile application that helps to monitor users’ physical activities and help to build the habit of doing exercise and stay healthy.

Phone call interface decoration

We developed Hailaidian, a mobile application that provides interesting pictures, videos and music to decorate the call interface and help users have fun when receiving phone calls. Hailaidian is currently available on both Android and iOS operating systems.

TouchPal Smart Input

TouchPal Smart Input is an innovative input method for mobile devices. TouchPal Smart Input had an average of 137.6 million DAUs in more than 240 countries and regions in December 2019.

TouchPal Smart Input supports multilingual next-word prediction as well as mistyping correction and auto spelling correction on mobile devices. These features help users enter a string of text on a mobile device swiftly and accurately.

We employ our big data analytics technologies to process and analyze our massive number of users’ interactions with TouchPal Smart Input in different languages to improve our language model, enrich our language databases, and strengthen our support for each language. In addition, the proprietary deep learning engine behind TouchPal Smart Input is fueled and enriched by users’ interaction with the application. It enables the application to achieve semantic understanding, adapt to each user, and provide an increasingly improved and customized user experience over time.

TouchPal Smart Input boasts an advanced multilingual language model that supports more than 110 different languages. TouchPal Smart Input can be installed across major mobile operating systems, including Android and iOS operating systems.

TouchPal Phonebook

First launched in 2010, TouchPal Phonebook is primarily a domestic Chinese communication application that enables users in China to make phone calls through internet for free, to search contacts on the dial pad and to block spam calls. TouchPal Phonebook is currently available on both Android and iOS operating systems.

We have introduced to TouchPal Phonebook an increasing number of social media features geared towards users in China’s urban and rural areas outside the major cosmopolitan cities such as Beijing, Shanghai and Guangzhou. For example, our location-based social networking services enable nearby users to conveniently connect with each other and expand relationships from online to offline.

Product Distribution

We distribute our products and acquire users primarily through user downloads from digital distribution platforms and pre-installations on mobile devices.

Downloads

We acquire new users through downloads of our products from digital distribution platforms such as Apple App Store, Tencent YingYongBao App Store and Google Play. Some of these users acquired through downloads are drawn to our applications through word-of-mouth or general interest in one of our global products, thus growing our user base organically. A majority of our users are drawn to our products through our paid marketing campaigns on third party platforms, such as Facebook, TikTok and Kuaishou. In the second half of 2019, we increased the portion of users acquired from third party platforms in China in order to broaden the range of user acquisition channels and to reduce our reliance on overseas distribution platforms.

Pre-installations

We have established ourselves as a trusted provider of smart input for mobile devices, smart TVs and other devices and have entered into collaboration agreements with some manufacturers to pre-install TouchPal Smart Input on select devices.

In 2019, TouchPal Smart Input was pre-installed and activated on mobile devices, smart TVs and other devices shipped by more than 50 manufacturers such as OPPO and Vivo .

Marketing

We market our brand, products and services globally to mobile internet users primarily through online social media sites including TikTok, Kuaishou, Facebook, Instagram and Twitter, and through search engines such as Google. We also market our brand, products and services to our global business partners through trade show exhibitions.

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

The number of our available advertising spaces is a function of the size of our user base and the number of our product offerings. The number of our average daily impressions delivered on our global products increased by approximately 55% from 2018 to 2019. We possess the technical capability to efficiently managing our advertising spaces. Our advertising spaces within our products can accommodate a variety of ad formats. At the same time, our priority is to achieve a balance between user experience and utilization of advertising spaces.

Launched in 2019, CooTek Ads is our in-house advertising network platform that provides our clients with high-quality and tailored advertising services. This system allows advertisers to create and manage advertisement campaigns and budget, and to place advertisements in our portfolio applications directly.

Our advertisers are from a broad range of industries, including healthcare, e-commerce, online games, merchant services and business services. Most of our advertisers are represented by third-party advertising exchanges and agencies. Our top two advertising customers, which are advertising exchanges, in aggregate accounted for approximately 44.65% of our total revenues in 2019. We have entered into standard forms of agreements with our major advertising customers. We entered into ad network distribution agreements with our top advertising customer, Beijing Youzhuju Network Technology Co., Ltd., an advertising exchange in China, in 2019 for the cooperation in placing advertisements on our mobile apps, which expired on December 31, 2019. We subsequently entered into a new set of ad network distribution agreements in substantially the same terms with an affiliate of this customer in 2020, which will expire on December 31, 2021. Our business depends on our relationships with these large advertising exchanges and agencies. For more details, see “Item 3. Key Information—D. Risk Factors—We depend on certain third-party advertising exchanges and agencies for a large portion of our mobile advertising revenues.”

Technology and Research and Development

Technology is the key to our success. Our research and development efforts focus on big data analytical capabilities.

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

Big data powered advertising system

We have developed a distributed, real-time advertising system to optimize our advertising performance. Relying on our big data analytics and in-depth user insights, this advertising system enables our advertising customers to reach our large and diverse active user base and to achieve precision targeting of the preferred audience and to distribute ads to targeted audience.

Technology infrastructure

We have built a reliable and smart network infrastructure with sufficient redundant topologies to ensure high availability and a low risk of downtime. We have also built a scalable hybrid cloud infrastructure to minimize cost and sustain performance in periods of high network traffic.

We dedicate ourselves to building our technology infrastructure to support our business in a cost-effective manner. As of December 31, 2019, we had 9 data centers (IDC), 1,586 physical servers, 216 virtual servers and 12 public cloud sites in 4 countries.

Research and development team

We are committed to technological innovation since our inception. Approximately 63% of our employees are software engineers and product designers tasked with research and development to achieve innovation and advancement.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as non-competition and confidentiality agreements and contractual clauses, to establish and protect our intellectual property rights.

As of December 31, 2019, we held 55 patents in China and 32 patents in countries and regions outside of China, covering inventions and designs; we have 16 patent applications currently pending in China and 31 patent applications currently pending in countries and regions outside of China; we have submitted 33 international patent applications through the procedures under the Patent Cooperation Treaty, or PCT; and we intend to apply for more patents to protect our core technologies and intellectual properties. As of December 31, 2019, we have registered 219 trademarks with the Trademark Office of the State Administration for Industry and Commerce in China, including our company’s name “CooTek,” CooTek logos, trademarks relating to our products such as TouchPal Smart Input and TouchPal Phonebook; and we are in the process of applying for the registration of 31 other trademarks in China; we have registered 14 trademarks, and are in the process of applying for registration of 4 other trademarks, in countries and regions outside of China. As of December 31, 2019, we are the registered owner of 92 software copyrights in China, each of which we have registered with the State Copyright Bureau of China. As of December 31, 2019, we own the rights to more than 180 domain names that we use in connection with the operation of our business, including our CooTek and TouchPal websites cootek.com, chubao.cn and touchpal.com.

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

Transparency. Our end user license agreement and privacy policy describe our data use practices and how privacy works on our mobile applications. We provide our users with adequate and timely notices as to what data are being collected, and we undertake to manage and use the data collected in accordance with applicable laws and make reasonable efforts to prevent unauthorized use, loss or leak of such user data. Our users may opt out of personal data collection or choose to have personal data erased from our servers.

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

Compliance. Various laws and regulations, such as the GDPR in the European Union, California Consumer Privacy Act in the United States and the Cyber Security Law of the PRC, govern the collection, use, retention, sharing, and security of the personal data we receive from and about our users. Privacy groups and government bodies have increasingly scrutinized the ways in which companies link personal identities and data associated with particular users with data collected through the internet, and we expect such scrutiny to continue to increase. We devote substantial amount of resources to the compliance with, and the prevention of any violation of, the laws and regulations relating to user privacy and data security. For additional information on our efforts to comply with applicable laws and regulations relating to user privacy and data security, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to prevent security breaches, cyber-attacks or other unauthorized access to our systems or our users’ data, we may be exposed to significant consequences, including legal and financial exposure, reputational harm and loss of users, and our reputation, business and operating results may be materially and adversely affected.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Data privacy concerns relating to our products and current practices may, particularly in light of increased regulatory scrutiny of and user expectations regarding the processing, collection, use, storage, dissemination, transfer and disposal of user data, could require changes to our business practices and may result in declines in user growth or engagement, increased costs of operations and threats of lawsuits, enforcement actions and related liabilities, including financial penalties.”

Competition

We face intense competition for users, usage time and advertising customers. Our portfolio products compete with applications of the same or a similar kind. In addition, we compete with all major internet companies for user attention and advertising spending. TouchPal Smart Input competes primarily with default mobile device input methods, including Apple input for iOS devices, Gboard and Samsung mobile keyboard. Our TouchPal Smart Input also competes with other alternative input method products for mobile devices that offer similar language prediction capabilities and other smart features, such as Microsoft/SwiftKey.

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

In the EU, the GDPR, which came into effect on May 25, 2018, increased our burden of regulatory compliance and requires us to change certain of our privacy and data security practices in order to achieve compliance. The GDPR applies to any company established in the EU as well as any company outside the EU that processes personal data in connection with the offering of goods or services to individuals in the EU or the monitoring of their behavior. The GDPR implements more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The GDPR further provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes to our operating model. Under the GDPR, fines of up to 20 million euros or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for non-compliance, which significantly increases our potential financial exposure for non-compliance. However, in the absence of precedence and guidance from EU regulators, the application of GDPR to the provision of internet services remains unsettled. Moreover, the implementation of the GDPR may require substantial amendments to our procedures and policies, and these changes could impact our business by increasing its operational and compliance costs. The Company has adopted policies and procedures in compliance with the GDPR, however, such policies and procedures may need to be updated when additional information concerning the best practices is made available through guidance from regulators or published enforcement decisions.

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

Chinese law does not prohibit ICP operators from collecting and analyzing personal information from their users. The PRC government, however, has the power and authority to order ICP operators to submit personal information of an internet user if such user posts any prohibited content or engages in illegal activities on the internet. In addition, the Several Provisions on Regulating the Market Order of Internet Information Services, or the Several Provisions, issued by the Ministry of Industry and Information Technology, or MIIT, stipulate that ICP operators must not, without the users’ consent, collect information on users that can be used, alone or in combination with other information, to identify the user, or User Personal Information, and may not provide any User Personal Information to third parties without users’ prior consent. ICP operators may only collect User Personal Information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collecting and processing such User Personal Information. In addition, an ICP operator may use User Personal Information only within its scope of services. ICP operators are also required to ensure the security of User Personal Information, and take immediate remedial measures if User Personal Information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, the ICP operator must immediately report to the telecommunications regulatory authorities and cooperate with the authorities in their investigations. We require our users to accept a user agreement and privacy policies whereby they agree to provide certain personal information to us. If we violate foregoing regulations, the MIIT or its local bureaus may impose penalties and we may be liable for damage caused to our users.

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

Regulations Relating to Foreign Investment

Negative List and Encouraged Industry Guidelines Related to Foreign Investment. Investment activities in China by foreign investors are principally governed by the Special Administrative Measures (Negative List) for Access to Foreign Investment (2019 Revision), or 2019 Negative List, which was promulgated by the Ministry of Commerce of the PRC, or MOFCOM, and the National Development and Reform Commission, or NDRC, as amended from time to time, and the Catalogue of Encouraged Industries for Foreign Investment (2019 Revision), or Encouraged Industry Catalogue, issued by MOFCOM and NDRC.

If foreign investment falls into industries specified in the 2019 Negative List, special administrative measures shall apply, such as the percentage of foreign invested equity interests and background and quality of senior management. According to the 2019 Negative List, the proportion of foreign investments in entities engaged in value- added telecommunications business shall not exceed 50%, except for e-commerce, domestic multi-party communication, store-and-forward service, and call centers service. The online transmission of audio-visual programs business, online publishing services and internet cultural business remain as prohibited industries for foreign investment.

Foreign Investment in Telecommunication Business. Regulations for Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, promulgated by the PRC State Council, or State Council, in 2001 and most recently amended in February 2016 set forth detailed requirements with respect to, among others, capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. The 2019 Negative List prohibits a foreign investor from holding more than 50% of the total equity interest in value-added telecommunications service business, except for e-commerce, domestic multi-party communication, store-and-forward service, and call centers service in China. The MIIT issued an Announcement on Issues concerning the Provision of Telecommunication Services in Mainland China by Service Providers from Hong Kong and Macau, allowing investors from Hong Kong and Macau to hold more than 50% of the equity in FITEs engaging in certain specified categories of value-added telecommunications services.

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

Foreign Investment in Online Games. In September 2009, the General Administration of Press and Publication, or the GAPP (the predecessor of the SART), together with the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications, jointly issued a Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or the GAPP Online Game Notice. The GAPP Online Game Notice states that foreign investors are not permitted to invest in online game operating businesses in China via wholly foreign-owned entities, Chinese-foreign equity joint ventures or cooperative joint ventures or to exercise control over or participate in the operation of domestic online game businesses through indirect means, such as other joint venture companies or contractual or technical arrangements. In view of these restrictions on foreign direct investment in the online games sector, we established domestic VIEs to engage in the provision of online games mobile apps.

Due to a lack of interpretative materials from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a telecommunications business or an online games business. In order to comply with PRC regulatory requirements, we operate a portion of our business through our VIEs, with which we have contractual relationships but in which we do not have an actual ownership interest. If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in the PRC internet sector, we could be subject to severe penalties.

Regulations Relating to Telecommunications Services

In 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations, most recently amended in February 2016, which set out the general framework for regulating telecommunication services by PRC companies. The Telecom Regulations differ “basic telecommunications services” from “value-added telecommunications services”. The Catalogue of Telecommunications Business, most recently updated in June 2019, categorizes VoIP services as basic telecommunications services, on the other hand, categorizes information services, internet data centers and internet access as value-added telecommunications services.

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

The ICP Measures further stipulate that entities providing online information services regarding news, publishing, education, medicine, health, pharmaceuticals and medical equipment must procure the consent of the national authorities responsible for such areas prior to applying for an operating license from the MIIT or its local branch at the provincial or municipal level. Moreover, ICP operators must display their operating license numbers in conspicuous locations on their home pages. ICP operators are required to police their internet platforms and remove certain prohibited content. Many of these requirements mirror internet content restrictions that have been announced previously by PRC ministries, such as the MIIT, and the Ministry of Culture and Tourism of the PRC, formerly the Ministry of Culture, or the MCT.

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

The CAC, issued the Provisions on the Administration of Mobile Internet Applications Information Services, or the APP Provisions, in June 2016. Under the APP Provisions, mobile application providers are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties, and may not produce, copy, issue or disseminate through mobile applications any content prohibited by laws and regulations. The APP Provisions also require ICP operators, such as us, to procure relevant approval to provide services through such applications.

We currently hold four Value-added Telecommunications Services Operating Licenses issued respectively by MIIT on September 29, 2016 and renewed on January 9, 2018, by Shanghai Communications Administration, the branch of MIIT, on July 27, 2016 and renewed on January 11, 2019, by Guangdong Communications Administration, the branch of MIIT, on August 14, 2019, and by Shanghai Communications Administration, on March 12, 2020. As of the date of this annual report, we have not obtained the Basic Telecommunications Services Operating License for our business.

Regulations Relating to Internet Publication Services

The State Administration of Radio and Television, or SART, formerly known as the SAPPRFT, as integrated from the State Administration of Radio, Film and Television, and the GAPP, in March 2018 as a result of institutional reform, is the government agency responsible for regulating publication activities in China. In June 2002, the MIIT and the GAPP jointly promulgated the Interim Administrative Measures on Internet Publication, which require internet publishers to obtain a license from the GAPP to conduct internet publication activities.

In February 2016, the SAPPRFT and the MITT jointly issued the Administrative Measures for Internet Publication Services, which took effect in March 2016 and replaced the Interim Administrative Measures on Internet Publication. The Administrative Measures for Internet Publication Services further strengthened and expanded the supervision and management on the internet publication services. Pursuant to the Administrative Measures for Internet Publication Services, entities engaging in the internet publication service are required to obtain an internet publication service license from SART. Internet Publication Services refer to the activities of providing internet publications to the public through information networks, and the internet publications refer to the digitalized works with the publishing features such as editing, producing and processing, including e-books and online games. In the event of failure to obtain relevant licenses and approvals, an operator may face heavy penalties, such as being ordered by the regulatory authority to shut down services and delete all relevant internet publications. The regulatory authority may also confiscate all of such operator’s illegal income as well as major equipment and specialized tools used in illegal publishing activities. If the illegal income exceeds RMB10,000, such operator may face a fine of five to ten times of such illegal income; and if the illegal income is less than RMB10,000, such operator may face a fine of less than RMB50,000. Such operator may also bear civil liability if its operation has infringed on other persons’ legal rights and interests.

In May 2016, the SAPPRFT issued a Notice on Administration of Mobile Game Publishing Services, or the Mobile Game Notice, effective in July 2016, which provides that the content of mobile games is subject to its review, and that mobile game publishers and operators must apply for publishing and authorization codes for the games. Under the Mobile Game Notice, significant upgrades and expansion packs for mobile games that have previously been approved for publishing could be regarded as new works, and the operators will be required to obtain approval for such upgrades and expansion packs before they are released. In the event of any failure to meet these license and approval requirements, an operator may face heavy penalties, such as being ordered to stop operation, or having its business license revoked. As of the date of this annual report, we have not obtained the approval for our internet publication service license and publication codes for those domestic online games operated by us. We are planning to apply for publication codes for certain future online games.

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

Regulations Relating to Internet Audio-Visual Program Services

The State Administration of Radio and Television, or SART, and MIIT jointly issued the Administrative Provisions for the Internet Audio-Video Program Service, or the Audio-visual Program Provisions, in 2007 and amended in August 2015. The Audio-visual Program Provisions define “internet audio-visual programs services” as the production, edition and integration of audio-video programs, the supply of audio-video programs to the public via the internet, and providing uploading and audio-video programs transmission services to a third party. Entities engaging in internet audio-visual programs services must obtain internet audio-visual program transmission licenses, which will only be issued to state-owned or state-controlled entities unless the license applicants have obtained internet audio-visual program transmission licenses prior to the promulgation of the Audio-visual Program Provisions in accordance with the then-in-effect laws and regulations. According to the Categories of the Internet Audio-Video Program Services promulgated by SART in March 2017, “aggregation of internet audio-visual programs”, meaning ‘‘editing and arranging the internet audio-visual programs on the same website and providing searching and watching services to public users,” falls into the definition of the aforementioned “internet audio-visual programs services.” As of the date of this annual report, we have not obtained the internet audio-visual program transmission license for our business.

Regulations Relating to Online Cultural Products

In 2011 and as amended in 2017, the MCT issued the Provisional Regulations for the Administration of Online Culture, or the Online Culture Regulations, which applies to entities engaging in activities related to “internet cultural products,” including the cultural products that are produced specially for internet use, such as online music and entertainment, online games, online plays, online performances, online art works and Web animations, and those cultural products that, through technical means, produce or reproduce music, entertainment, games, plays and other art works for internet dissemination. Further, commercial entities are required to apply to the relevant local branch of the MCT for an Online Culture Operating Permit if they engage in any of the following types of activities:

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

The MCT issued a Notice on Strengthening the Administration of Online Performance, or the Online Performance Notice, in July 2016, and the Measures of Administration of Online Performance Operating Activities, or Online Performance Measures, effective in January 2017. The Online Performance Notice and the Online Performance Measures both stipulate that online performance service providers must obtain Online Culture Operating Permits and that online performances must not contain any content that is horrific, cruel, violent, vulgar or humiliating in nature, mocking persons with disabilities, including photographs or video clips that infringing on third parties’ privacy or other rights, featuring animal abuse, or presenting characters or other features of online games that have not been registered and approved for publication by applicable PRC governmental authorities. A violator of these regulations may face an order of correction from competent authorities, or be subject to confiscation of illegal proceeds or a fine. If the violation is severe, competent authorities may order the violator to cease its operation for rectification, revoke the violator’s Online Culture Operating Permit, or impose applicable criminal liability.

We currently hold three Online Culture Operating Permits, issued respectively by Shanghai Municipal Administration of Culture and Tourism on July 10, 2019, by Guangdong Provincial Department of Culture on February 9, 2018, and by Shanghai Municipal Administration of Culture and Tourism on March 17, 2020.

Regulations Related to Online Games

Regulatory Authorities and Restriction on Foreign Investment

In 2008, the General Office of the State Council issued a circular, pursuant to which, the GAPP is responsible for the examination and approval of online games prior to the online publication, while the MOC is responsible for regulating the online game market. In 2009, the GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games,” which expressly requires that all online games need to be screened by the GAPP through the pre-approvals before they can be operated online, and any updated online game versions or any change to the online games shall be subject to further pre-approvals before they can be operated online.

Pursuant to the Notice to Adjust the Scope of Online Culture Operation License Approval and to Further Regulate the Approval Work released by MCT in May 2019, the MCT no longer assumes the responsibility to regulate online game industry, and the provincial counterparts of MCT would no longer grant Online Culture Operation Licenses covering the business scope of using the information network to operate online games. The licenses granted by the MCT before this notice will remain valid until the expiration dates of these licenses, but those whose business scopes include only the operation of online games cannot be renewed after the expiration dates. On July 23, 2019, the MCT announced the abolishment of the Interim Measures on Administration of Online Games, which regulated the issuance of Online Culture Operation Licenses relating to online games.

Both the internet publication services (including the online game publishing) and internet culture operation (including the online game operation) fall within the prohibited categories in the Negative List. The Notice Regarding the Consistent Implementation of the “Regulation on Three Provisions” of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or the GAPP Notice, promulgated by the GAPP, together with the National Copyright Administration and the Office of the National Working Group for Crackdown on Pornographic and Illegal Publications in 2009, provides that, among other things, foreign investors are not permitted to invest or engage in online game operations in China through their wholly-owned subsidiaries, equity joint ventures or cooperative joint ventures, and foreign investors are not permitted to gain control over or participate in domestic online game operations indirectly through joint ventures, contractual agreements or technical support. Serious violation of the GAPP Notice will result in suspension or revocation of relevant licenses and registrations.

Online Game Examination and Publishing

Pursuant to the Administrative Measures for Internet Publication Services jointly promulgated by the SAPPRFT and the MIIT in February 2016, online publications such as games provided to the public through information networks must be approved by the SAPPRFT and the service operator must obtain an internet publication service license. An online publishing service provider shall first file an application with the competent provincial-level counterpart of the SAPPRFT in the place where it is located and the application, if approved, shall be submitted to the SAPPRFT for approval. For the publishing of online games authorized by foreign copyright owners, the online publishing service provider shall obtain legal authorization for the copyright and complete the approval formalities.

In May 2016, the SAPPRFT issued the Mobile Game Notice, which provides that the content of mobile games is subject to its review, and that mobile game publishers and operators must apply for publishing and authorization codes for the games. Under the Mobile Game Notice, significant upgrades and expansion packs for mobile games that have previously been approved for publishing could be regarded as new works, and the operators will be required to obtain approval for such upgrades and expansion packs before they are released. In the event of any failure to meet these license and approval requirements, an operator may face heavy penalties, such as being ordered to stop operation, or having its business license revoked.

The Central Committee of the Communist Party of China issued the Plan for Deepening the Institutional Reform of the Party and State and the National People’s Congress adopted the Institutional Reform Plan of the State Council in March 2018 (collectively, the “Institutional Reform Plans”). According to the Institutional Reform Plans, the SAPPRFT was reformed and now known as the SART and the NAPP. Concurrently with the implementation of this reformation, the assessment and pre-approval on domestic and foreign developed online games had been suspended during April to December 2018 and had resumed since December 2018. After this re-organization, companies need to apply with the NAPP for the approvals publishing the online games. As of the date of this annual report, we have not obtained the approval for our internet publication service license and publication codes for those domestic online games operated by us. We are planning to apply for publication codes for certain future online games.

Online Game Operation

In June 2010, the MOC promulgated the Interim Measures on Administration of Online Games, or the Online Game Interim Measures, amended on December 15, 2017, which governed the research, development and operation of online games and the issuance and trading services of virtual currency. All operators of online games, issuers of virtual currency and providers of virtual currency trading services are required to obtain Internet Culture Operation Licenses. An Internet Culture Operation License is valid for three years.

In May 2019, MCT released the Notice on Adjusting the Scope of Examination and Approval regarding the to Further Regulate the Approval Work, pursuant to which the provincial counterparts of MCT would no longer grant Internet Culture Operation License covering the business scope of using the information network to operate online games.

On July 23, 2019, the MCT announced the abolishment of the Online Game Interim Measures. After the abolishment, the game operators are no longer required to apply to MCT for examination of imported online games or go through filing procedures for domestic online games.

Regulations Related to Anti-fatigue System, Real-name Registration System and Parental Guardianship Project

In 2007, the GAPP and several other government agencies issued a circular requiring the implementation of an anti-fatigue system and a real-name registration system by all PRC online game operators to curb addictive online game playing by minors. Under the anti-fatigue system, three hours or less of continuous playing by minors, defined as game players under 18 years of age, is considered to be “healthy,” three to five hours to be “fatiguing,” and five hours or more to be “unhealthy.” Game operators are required to reduce the value of in-game benefits to a minor player by half if the minor has reached the “fatiguing” level, and to zero once reaching the “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue system, a real-name registration system must be adopted to require online game players to register their real identity information before playing online games. The online game operators are also required to submit the identity information of game players to the public security authority for verification. In 2011, the GAPP, together with several other government agencies, jointly issued the Notice on Initializing the Verification of Real-name Registration for the Anti-Fatigue System on Online Games, or the Real-name Registration Notice, to strengthen the implementation of the anti-fatigue and real-name registration system. The main purpose of the Real-name Registration Notice is to curb addictive online game playing by minors and protect their physical and mental health. This notice indicates that the National Citizen Identity Information Center of the Ministry of Public Security will verify identity information of game players submitted by online game operators. The Real-name Registration Notice also imposes stringent penalties on online game operators that do not implement the required anti-fatigue and real-name registration systems properly and effectively, including terminating their online game operations.

In 2011, the MOC, together with several other government agencies, jointly issued a Circular on Printing and Distributing Implementation Scheme regarding Parental Guardianship Project for Minors Playing Online Games to strengthen the administration of online games and protect the legitimate rights and interests of minors. This circular indicates that online game operators must have person in charge, set up specific service webpages and publicize specific hotlines to provide parents with necessary assistance to prevent or restrict minors’ improper game playing behavior. Online game operators must also submit a report regarding its performance under the Parental Guardianship Project to the provincial level counterpart of the MOC each quarter.

In August 2016, the CAC issued the Regulations for the Administration of Mobile Internet Applications Information Services, pursuant to which the mobile applications information service providers shall satisfy relevant qualifications required by laws and regulations, strictly carry out the information security management responsibilities and fulfill their obligations in various aspects relating to the real-name system, protection of users’ information and the examination and management of information content. The app store service providers shall file with the local cyberspace administration authorities within 30 days after its app store services being launched, and such app store service providers are responsible for overseeing app information service providers operated in their stores.

In August 2018, the National Health Commission, the MOE, together with several other government agencies, jointly issued the Implementation on Comprehensive Prevention and Control of Juveniles’ Myopia, which sets forth the plans to control the number of new online games and to restrict the amount of time when juveniles play games and use electronic devices.

On October 25, 2019, the NAPP issued the Notice on Preventing Minor’s Addiction to Online Games, which requires all online gamers to register accounts with their valid identity information and all game companies to stop providing game services to users who fail to do so. Furthermore, minors are prohibited from playing games exceeding a certain period of time per day or charging their accounts exceeding a certain amount.

Regulations Relating to Online Advertising Services

The PRC Congress enacted the Advertising Law effective in October 2018, which increases the potential legal liability of providers of advertising services, and includes provisions intended to strengthen identification of false advertising and the power of regulatory authorities. In July 2016, the SAIC issued the Interim Measures of the Administration of Online Advertising, or the SAIC Interim Measures. The Advertising Law and the SAIC Interim Measures both provide that advertisements posted or published through the internet shall not affect users’ normal usage of network, and advertisements published in the form of pop-up windows on the internet must display an outstanding “close” sign with a button to close the pop-up windows. The SAIC Interim Measures provide that all online advertisements must be marked as “Advertisement” so that viewers can easily identify them as such. The Advertising Law and SAIC Interim Measures will require us to conduct more stringent examination and monitoring of our advertisers and the content of their advertisements.

Advertisements shall not hinder public order, violate social morality or contain illegal contents, including but not limited to obscenity, pornography, gambling, superstition, terror and violence contents. Otherwise, the administration of market regulation may (i) order to stop publishing of the advertisement and; (ii) confiscate the advertising fees; (iii) impose a penalty ranging from RMB200,000 to RMB1,000,000; or (iv) in serious cases, cancel the business license and cancel the registration certificate for publishing advertisements.

According to the Advertising Law, advertisements shall not have any false or misleading content, or defraud or mislead consumers. Furthermore, an advertisement will be deemed as a “false advertisement” if any of the following situations exist: (i) the advertised product or service does not exist; (ii) there is any inconsistency that has a material impact on the decision to purchase in what is included in the advertisement with the actual circumstances with respect to the product’s performance, function, place of production, usage, quality, specification, ingredient, price, producer, term of validity, sales condition and honors received, among others, or the service’s content, provider, form, quality, price, sales condition, and honors received, among others, or any commitments, among others, made on the product or service; (iii) using fabricated, forged or unverifiable scientific research results, statistical data, investigation results, excerpts, quotations or other information as supporting material; (iv) effect or results of using the good or receiving the service are fabricated; or (v) other circumstances where consumers are defrauded or misled by any false or misleading content.

Where there is a false advertisement, the administration of market regulation may (i) request the discontinuation of publishing the target advertisement and the elimination of any adverse effects caused by such false advertisement; (ii) impose fines calculated based on advertisement expenses, if the advertising expense is incalculable or evidently low, the fines should be RMB200,000 to RMB1,000,000, and if the advertiser has published false advertisements more than three times in the past two years or in other serious cases, the fines should be five to ten times of the advertising expense and where the advertising expense is incalculable or evidently low, the fines should be between RMB1,000,000 to RMB2,000,000; and (iii) cancel the advertiser’s business license. The advertisement examination authority may revoke advertisements approvals and reject advertisement examination requests from such advertisers for one year.

The relevant advertisers, advertisement operators and advertisement publishers may also face criminal liabilities. According to the Criminal Law, where an advertiser, advertisement operator or advertisement publisher uses false advertising for its products or services and when the circumstances are serious, the offender may face imprisonment of not more than two years, criminal detention and fines. According to the Provisions of the Supreme People’s Procuratorate and the Ministry of Public Security on Criteria for Docketing and Prosecution of Criminal Cases under the Jurisdiction of Public Security Authorities (II), where an advertiser, advertisement operator or advertisement publisher uses false advertising for its products or services, the offender may be prosecuted if, among other serious violation circumstances, (i) the amount of illegal gains exceeds RMB100,000, (ii) causing direct economic loss of over RMB50,000 to a single consumer, or accumulatively direct loss of over RMB200,000 to several consumers, or (iii) the offender has received administrative punishment more than two times within 2 years for conducting false advertising.

Regulations on Unfair Competition

On April 23, 2019, the Standing Committee of the National People’s Congress promulgated the amended Anti-Unfair Competition Law of the People’s Republic of China, or the Anti-Unfair Competition Law, which became effective on April 23, 2019.

Pursuant to the Anti-Unfair Competition Law, a business operator shall not conduct any false or misleading commercial publicity in respect of the performance, functions, quality, sales, user reviews, and honors received of its commodities, in order to defraud or mislead consumers. A business operator publishing any false advertisements in violation of this provision shall be punished in accordance with the PRC Advertising Law.

The Anti-Unfair Competition Law also stipulated that a business operator engaging in production or distribution activities online shall abide by the provisions of the Anti-Unfair Competition Law. No business operator may, by technical means to affect users’ options, among others, commit the acts of interfering with or sabotaging the normal operation of online products or services legally provided by another business operator.

In addition, according to the Anti-Unfair Competition Law, a business operator is prohibited from any of the following unfair activities: (i) committing act of confusion to mislead a person into believing that a commodity is one of another person or has a particular connection with another person; (ii) seeking transaction opportunities or competitive edges by bribing relevant entities or individuals with property or by any other means; (iii) infringing on trade secrets; (iv) premium campaign violating the provision of the Anti-Unfair Competition Law; and (v) fabricating or disseminating false or misleading information to damage the goodwill or product reputation of a competitor.

Regulations Relating to Cyber Security

The PRC Congress promulgated the PRC Cyber-security Law, or Cyber-security Law, effective in June 2017. Under the Cyber-security Law, “network operators” are broadly defined as network owners, network administrator, and network service providers are subject to various security protection-related obligations. As a network service provider, our obligations include:

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

The Provisions of the Supreme People’s Court on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes on Infringement of the Information Network Dissemination Rights provides that disseminating works, performances or audio-video products by internet users or internet service providers via the internet without the consents of the copyright owners shall be deemed to have infringed the right of dissemination of the copyright owner. Under the Regulations on the Protection of the Right to Network Dissemination of Information, promulgated by the State Council in 2006 and amended in 2013, an owner of the network dissemination rights with respect to written works or audio or video recordings who believes that information storage, search or link services provided by an internet service provider infringe his or her rights may require that the internet service provider delete, or disconnect the links to, such works or recordings. As of December 31, 2019, we have registered 92 software copyrights in the PRC.

Patent Law

Under the Patent Law promulgated by PRC Congress in 1984 and most recently amended in 2008, and its implementation regulations issued in 2010, the State Intellectual Property Office is responsible for administering patents in the PRC. The Chinese patent system adopts a “first to file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet all three conditions: novelty, inventiveness and practical applicability. A patent is valid for 20 years in the case of an invention and 10 years in the case of utility models and designs. A third-party user must obtain consent or proper license from the patent owner to use the patent. Otherwise, third-party use constitutes an infringement of patent rights. As of December 31, 2019, we had 55 patents in the PRC.

Trademark Law

Under the Trademark Law promulgated by PRC Congress in 1982 and most recently amended in 2019, and its implementation regulations issued in 2002 and amended in April 2014, the Trademark Office of the Administration for Industry and Commerce is responsible for the registration and administration of trademarks. The Administration for Industry and Commerce under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. As with patents, China has adopted a “first-to-file” principle for trademark registration. If two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced. For applications filed on the same day, the trademark that was first used will receive preliminary approval and will be publicly announced. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. As of December 31, 2019, we had 219 trademarks in the PRC.

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

As of December 31, 2019, we had registered more than 180 domain names, including “cootek.com”, “chubao.cn” and “touchpal.com”.

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

In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13, as amended in December 2019. SAFE Notice 13 amended SAFE Circular 37 by requiring PRC residents or entities to register the incorporation or control of an offshore entity for purposes of offshore investment or offshore financing with qualified banks rather than SAFE or its local branches.

Under the Administration Measures on Individual Foreign Exchange Control issued by PBOC in 2006, and related Implementation Rules issued by the SAFE in 2007 as amended in 2016, all foreign exchange transactions involving an employee share incentive plan, share option plan, or similar plan participated in by onshore individuals shall obtain approval from the SAFE or its local office.

The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Law promulgated in 2019, Implementation Regulations for the Foreign Investment Law promulgated in 2019, and the Company Law as recently amended in 2018. Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. At the discretion of the board of directors of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds, however, may not be distributed as cash dividends.

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

The PRC governmental authorities have passed a variety of laws and regulations regarding social insurance and housing funds from time to time, including, among others, the PRC Social Insurance Law, the Regulation of Insurance for Labor Injury, the Regulations of Insurance for Unemployment, and Interim Measures for Enterprise Employees’ Maternity Insurance. Pursuant to these laws and regulations, PRC companies must make contributions at specified levels for their employees to the relevant local social insurance and housing fund authorities. Failure to comply with such laws and regulations may result in various fines and legal sanctions and supplemental contributions to the local social insurance and housing fund regulatory authorities.

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

(2)         Each of Michael Jialiang Wang and Jim Jian Wang holds 50% of the equity interests in Molihong.

(3)         Each of Michael Jialiang Wang and Jim Jian Wang holds 50% of the equity interests in Yingsun.

(4)         Each of Michael Jialiang Wang and Jim Jian Wang holds 50% of the equity interests in Qiaohan.

The following is a summary of our contractual arrangements with respect to Shanghai Chubao and other principal VIEs.

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

The WFOE, the other three VIEs and their respective shareholders have entered into contractual arrangements which contain agreements and terms substantially similar to our contractual arrangements with Shanghai Chubao and its shareholders described above, except that the WFOE did not extended any loans to the shareholders of Shanghai Hanxiang and the option to purchase the equity interest of Shanghai Hanxiang can be exercised at a nominal price pursuant to its exclusive purchase option agreement. The registration of the equity pledges over the equity interests of the other VIEs have been completed with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

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

D. Property, Plant and Equipment

Our headquarters are located in Shanghai, China, where we currently lease and occupy approximately 5000 square meters of office space. We also lease offices in Beijing, Guangzhou, Shenzhen and other cities, with an aggregate area of approximately 730 square meters of office space. We also have research and development personnel at our office in Silicon Valley, the United States, with an area of approximately 460 square meters.

Below is a summary of the term of each of our current leases and we plan to renew most of them when they expire:

Leased properties	Term	Area (square meters)
Shanghai	2 and 3 years	4,973
Beijing	1 and 1.5 years	315
Guangzhou	33 months	644
Shenzhen	1 year	3 Workstations
Silicon Valley	4 years	459
Taiwan	1 year	8 Workstations
Total		6,391

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

A. Operating Results

Overview

We operate a global portfolio of mobile applications with a large and diverse user base. Our mobile applications include a portfolio of content-rich mobile applications, TouchPal Smart Input and TouchPal Phone book. We leverage our ability to derive sophisticated user insights to deliver targeted advertisements that are relevant to users across our various mobile applications.

We generate revenues primarily from mobile advertising. In July 2019, some of our global portfolio apps were disabled by Google from the Google Play Store and Google Admob, and we were able to bounce back during the second half of 2019, through our diversified content-rich mobile applications and additional distribution channels. Our net revenues grew rapidly by 259.2% from US$37.3 million in 2017 to US$134.1 million in 2018, and further by 32.6% to US$177.9 million in 2019. We recorded gross profit of US$17.2 million, US$119.2 million and US$162.6 million in 2017, 2018 and 2019, reflecting an improvement of gross profit margin from 46.2% in 2017 to 88.9% in 2018 and further to 91.4% in 2019. Of our total advertising revenue, our portfolio products contributed approximately 20% in 2017, 63% in 2018 and 85% in 2019, and our TouchPal Smart Input contributed approximately 49% in 2017, 22% in 2018 and 6% in 2019. In addition, TouchPal Phonebook contributed approximately 31%, 15% and 9% of our total advertising revenue in 2017, 2018 and 2019, respectively. We recorded net loss of US$23.7 million in 2017, net income of US$10.1 million in 2018, and net loss of US$36.8 million in 2019.

Key Factors Affecting Our Results of Operations

Due to the recent global COVID-19 outbreak, our results of operations and financial conditions may be affected. The outbreak of COVID-19 could lead to a potential global economic downturn, which may cause our advertising and marketing customers to reduce their advertising budgets in general. Our advertising and marketing customers may also reduce their advertising budgets particularly due to the fact that these customers experienced various degrees of temporary shutdowns and delays in commencement of operations due to COVID-19 in the first quarter of 2020. As a result of any of the above developments, our business, financial condition and results of operations for the full fiscal year of 2020 may be adversely affected by the COVID-19 outbreak.

While we have resumed our business operation, there remain significant uncertainties surrounding the COVID-19 outbreak and its further development as a global pandemic. Hence, the extent of the business disruption and the related impact on our financial results and outlook for 2020 cannot be reasonably estimated at this time. We will continue to monitor and evaluate the impacts of COVID-19 to our business, financial condition and results of operations for the remainder of fiscal year 2020.

As of December 31, 2019, we had US$60.0 million in cash, cash equivalents, and restricted cash. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and short-term floating rate financial instruments which can be freely withdrawn or used and have original maturities of three months or less when purchased. Our restricted cash consists of bank deposits used to guarantee payment processing services provided by banks. We believe this level of liquidity is sufficient to navigate an extended period of uncertainty. Also see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The recent global COVID-19 outbreak could materially and adversely affect our business.”

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by company specific factors, including the following major factors:

Our ability to increase our user base

Our business depends on our ability to grow our global user base. As our revenues are primarily derived from our advertising services, the number of users and the frequency with which they use our products and services directly affect the number of advertisements we are able to show and the value of those advertisements. Since our inception, we have experienced rapid growth of the user base of our global product and we have amassed a diverse user base located in more than 240 countries and regions. In December 2019, the DAUs of our global product reached 162.3 million on average, compared to 157.7 million in December 2018, representing 3% year-on-year growth.

The following table sets forth the average DAUs, MAUs, and DAU/MAU ratios of our global products for each of the months indicated:

	For the Month Ended
	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019
	(in millions, except for the percentages)
TouchPal Smart Input
DAUs	115.7	125.4	132.9	140.8	145.9	143.7	140.8	137.6
MAUs	161.6	171.7	180.0	190.5	192.3	190.4	185.1	182.8
DAU/MAU ratio(1)	71.6%	73.0%	73.8%	73.9%	75.9%	75.5%	76.1%	75.3%
Portfolio products
DAUs	4.6	7.3	11.0	16.9	23.1	27.6	23.9	24.7
MAUs	14.4	22.2	33.7	46.1	59.8	65.1	67.5	74.6
DAU/MAU ratio(1)	31.9%	32.9%	32.6%	36.7%	38.6%	42.4%	35.4%	33.1%

(1)   DAU/MAU ratio refers to, for any period, the ratio calculated by dividing (i) the average DAUs of certain product(s) in the given month, by (ii) the MAU of such product (s) in the given month. The average DAUs and MAUs used in calculating the DAU/MAU ratio are rounded to the nearest hundred thousand.

The MAUs of our portfolio products continuously increased from 46.1 million in December 2018 to 74.6 million in December 2019. Despite Google’s decision in July 2019 to disable some of our global portfolio apps from the Google Play Store and Google Admob, we managed to find alternative digital distribution platforms and user acquisition channels to keep growing our user base. For example, we used Tencent YingYongBao App Store to distribute our mobile applications and we increased the portion of user acquisition through advertising on third party platforms in China, such as TikTok and Kuaishou. As we regain the user growth momentum, our DAUs and MAUs of our portfolio products both increased from September 2019 to December 2019.

The DAUs of our portfolio products decreased from 27.6 million in June 2019 to 23.9 million in September 2019 and bounced back to 24.7 million in December 2019. The DAU/MAU ratio of our portfolio products decreased from 42.2% in June 2019, to 35.4% in September 2019 and further to 33.1% in December 2019, mainly because some of our new portfolio products, such as casual games, have lower DAU/MAU ratio in nature, while keeping a decent level of monetization efficiency. The DAU/MAU ratio was also impacted because we cannot use Google push notification to reach and activate users after our developer account was disabled by Google.

We regained our user growth momentum due to a range of factors, including our improved relevance of the content we deliver with our technology, continuous innovation of and improvements in user experience with our products and services. and effective user acquisition through online distribution platforms and third party platforms as well as through pre-installation arrangements with manufacturers, all of which are guided and driven by our in-depth user insights. Although we expect our user base to grow, our actual results may be materially different from our expectations due to certain factors inherent in our business and industry. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to maintain or expand our user base, our business, financial condition and operating results may be materially and adversely affected.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have significant international operations and plan to continue expanding our operations globally. We may face challenges and business risks presented by our global operations, which may have a material and adverse impact on our business and operating results.”

As a long-term strategy, we plan to continuously offer innovative and diversified products and services to meet the interests and demands of our targeted mobile internet users and to further improve our users’ experience with our products to achieve a sustained high level of user satisfaction, which we believe is the most cost-effective way to attract, engage and retain our users.

Effectiveness of monetization.

We monetize our user base primarily through mobile advertising. Our advertising revenue increased 274.8% from US$35.0 million in 2017 to US$131.3 million in 2018, and further by 33.3% to US$175.0 million in 2019. It is estimated that, of the total advertising revenue, our portfolio products contributed approximately 20% in 2017, 63% in 2018 and 85% in 2019 and TouchPal Smart Input contributed approximately 49% in 2017, 22% in 2018 and 6% in 2019. In addition, TouchPal Phonebook contributed approximately 31%, 15% and 9% of our total advertising revenue in 2017, 2018 and 2019, respectively.

The effectiveness of our monetization and our results of operations are affected by a number of factors, including the number of our available advertising spaces, our ability to attract and retain advertising customers, and our ability to deliver targeted advertisements to our users.

Our available advertising spaces

Our available advertising spaces represent the number, size and prominence of advertisements we can display, which in turn affect our revenues and results of operations. As we have continued to launch new content-rich products, and grow our user base, the number of our available advertising spaces increased rapidly in recent years. The number of our average daily impressions delivered on our global products increased by approximately 55% from 2018 to 2019. We plan to continue to invest in the development of innovative products catering to users’ interests in and demands for relevant content in order to create more advertising spaces.

Our ability to attract and retain advertising customers

We source our advertisers primarily through our network of advertising exchanges and agencies, and to a lesser extent, direct contractual arrangements with individual advertisers. Our revenues and results of operations depend largely on our ability to engage, directly or indirectly, more advertisers with our advertising services. We generate advertising revenue primarily from performance-based advertisements and we also offer brand advertising arrangements. In July 2019, some of our global portfolio apps were disabled by Google from the Google Play Store and Google Admob, and our access to Google Play Store and Google Admob was disabled too. Our business and financial results was adversely affected as a result in the second and third quarter of 2019. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have been and may continue to be subject to notices or complaints alleging, among other things, our infringement of copyrights and delivery of illegal or inappropriate content through our products, which could lead to suspension or removal of such products from digital distribution platforms, a decrease of our user base, and a significantly adverse impact on our financial results and our reputation.” We launched our in-house developed advertising platform, CooTek Ads, afterwards to reduce our dependency on third party advertising exchanges and to provide high-quality and tailored advertising services. The revenue derived from CooTek Ads have accounted for approximately 8% of our total revenue in 2019. In 2019, our top two advertising customers, which are advertising exchanges, contributed 44.65% of our total revenues. Our business may be materially and adversely affected if our cooperation with these two advertising customers is impaired or terminated. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We depend on certain third-party advertising exchanges and agencies for a large portion of our mobile advertising revenues.” We plan to further strengthen our network of advertising exchanges and agencies to serve a larger number of advertisers. We also plan to further expand and diversify our advertiser base and to maximize the value of our services to the advertisers by improving our targeting capability, increasing our user base, developing CooTek Ads while maintaining quality business relationship with third party advertising exchanges.

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

Effective investment in technology and talent

To maintain our advanced technological capabilities and in order to be able to keep up with any future technological developments, we have continued to make significant investments in enhancing our technology infrastructure and in acquiring and retaining talent with technological expertise. Our investment in technology and talent has effectively met our needs for technology upgrades and increases in product development capacity along with the rapid growth of our business. As of December 31, 2019, we had 553 full-time employees, of which 350 were software engineers and product designers. Our research and development expenses increased by 50.2% from US$12.9 million in 2017 to US$19.3 million in 2018, and further increased by 39.4% from US$19.3 million in 2018 to US$26.9 million in 2019. In the foreseeable future, we expect to continuously increase our investment in our research and development team and our big data analytics and precise targeted advertising capabilities.

Ability to manage costs and expenses

Our results of operations depend on our ability to manage our costs and expenses. We spend primarily on server and bandwidth costs, telecommunication service charges and expenses related to voice over internet protocol, or VoIP, services, and staff costs. We expect the absolute amount of our bandwidth and server costs and our staff costs to steadily increase as we continue to grow our business. In order to expand our user base, we also incur sales and marketing expenses to acquire new users through pre-installation arrangements with mobile device manufactures and through online marketing and promotion activities. We expect to continue spending on user acquisition channels to further enlarge our user base in the foreseeable future. We expect to stabilize and improve our economic efficiency of user acquisition cost for our existing products as a result of the economies of scale and our accumulated knowledge and experience related to user growth. The user acquisition costs for our new products may currently be higher than our existing products, and we plan to keep improving our economic efficiency of user acquisition cost for our new products as well. In addition, we expect our costs and operating expenses to decrease as a percentage of our total net revenues, as our business further increases in scale and our operating efficiency improves.

Key Components of Results of Operations

Net Revenues. The following table sets forth the components of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented:

	For the Year Ended December 31,
	2017		2018		2019
	US$	%	US$	%	US$	%
Net Revenues:
Advertising revenue	35,032,557	93.8	131,287,334	97.9	175,040,033	98.4
Other revenue	2,302,409	6.2	2,822,298	2.1	2,843,072	1.6
Total net revenues	37,334,966	100.0	134,109,632	100.0	177,883,105	100.0

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

Revenue from our advertising services accounted for 93.8%, 97.9% and 98.4% of our total net revenues in 2017, 2018 and 2019, respectively. We estimate that, of our total advertising revenue, our portfolio products contributed approximately 20% in 2017, 63% in 2018 and 85% in 2019, and TouchPal Smart Input contributed approximately 49% in 2017, 22% in 2018 and 6% in 2019. In addition, TouchPal Phonebook contributed approximately 31%, 15% and 9% of our total advertising revenue in 2017, 2018 and 2019, respectively. From time to time, we provide sales rebates to certain advertising agencies to incentivize their referral of more brand advertising arrangements to us. Our advertising revenue is presented net of sales rebates to these advertising agencies.

We expect our advertising revenue to increase in the foreseeable future as we continue to expand our global user base, improve the effectiveness of our targeted advertising services, and attract more advertising customers.

Other Revenue

We generate other revenue from (i) services related to providing communication solutions to enterprises, which primarily targets users in China; and (ii) licensing of our TouchPal Smart Input to certain mobile device manufacturers for pre-installation. Revenue from both services in aggregate increased by US$0.7 million from 2018 to 2019. We ceased to generate revenue from the sales of virtual items in a live social video community on TouchPal Phonebook in 2019. As a result, our other revenue stayed stable at US$2.8 million in 2019.

Cost of revenues

The following table sets forth our cost of revenues and gross profit (loss), both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	For the Year Ended December 31,
	2017		2018		2019
	US$	%	US$	%	US$	%
Cost of revenues	20,101,386	53.8	14,932,713	11.1	15,300,854	8.6
Gross profit	17,233,580	46.2	119,176,919	88.9	162,582,251	91.4

Our cost of revenues consists primarily of bandwidth costs, VoIP related expenses and staff costs. Bandwidth costs are the fees we pay to telecommunications carriers and other service providers for telecommunications and other content delivery-related services. VoIP related expenses are the fees we pay to telecommunications carriers and other service providers for the VoIP services we offer through our VoIP products such as TouchPal Phonebook. Staff costs consist of salaries and benefits for our employees involved in the operation and maintenance of our network and mobile applications. Our other costs of revenues include hardware, server and internet equipment depreciation expenses and internet data center service fees. In the foreseeable future, we expect our total cost of revenues to increase in absolute amount as we continue to expand our user base and business operations globally and we expect our cost of revenue as a percentage of net revenue to slightly decrease and then to remain stable.

Operating Expenses

The following table sets forth the components of our operating expenses, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	For the Year Ended December 31,
	2017		2018		2019
	US$	%	US$	%	US$	%
Operating expenses:
Sales and marketing expenses	20,161,353	54.0	80,729,626	60.2	157,027,956	88.3
Research and development expenses	12,868,356	34.5	19,324,657	14.4	26,935,497	15.1
General and administrative expenses	8,366,698	22.4	10,728,807	8.0	16,256,192	9.1
Other operating (income), net	(190,338)	(0.5)	(1,609,159)	(1.2)	(872,269)	(0.5)
Total operating expenses	41,206,069	110.4	109,173,931	81.4	199,347,376	112.1

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

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits, including share-based compensation, for our technology and product development personnel, and depreciation and other expenses associated with the use of facilities for research and development purposes. We expect our research and development expenses to increase in the foreseeable future as we expand our team of technology and product development professionals and continue to invest in our technology infrastructure to enhance our big data analytics.

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

	For The Year Ended December 31,
	2017		2018		2019
	US$	%	US$	%	US$	%
Net revenues:
Advertising revenue	35,032,557	93.8	131,287,334	97.9	175,040,033	98.4
Other revenue	2,302,409	6.2	2,822,298	2.1	2,843,072	1.6
Total net revenues	37,334,966	100.0	134,109,632	100.0	177,883,105	100.0
Cost of revenues(1)	(20,101,386)	(53.8)	(14,932,713)	(11.1)	(15,300,854)	(8.6)
Gross (loss) profit	17,233,580	46.2	119,176,919	88.9	162,582,251	91.4
Operating expenses:
Sales and marketing expenses(1)	(20,161,353)	(54.0)	(80,729,626)	(60.2)	(157,027,956)	(88.3)
Research and development expenses(1)	(12,868,356)	(34.5)	(19,324,657)	(14.4)	(26,935,497)	(15.1)
General and administrative expenses(1)	(8,366,698)	(22.4)	(10,728,807)	(8.0)	(16,256,192)	(9.1)
Other operating income, net	190,338	0.5	1,609,159	1.2	872,269	0.5
Total operating expenses	(41,206,069)	(110.4)	(109,173,931)	(81.4)	199,347,376	(112.1)
(Loss) income from operations	(23,972,489)	(64.2)	10,002,988	7.5	(36,765,125)	(20.7)
Interest income, net	481,932	1.3	214,730	0.2	763,497	0.4
Impairment loss of investment	—	—	—	—	(500,032)	(0.3)
Foreign exchange losses, net	(169,556)	(0.5)	(70,033)	(0.1)	(342,687)	(0.2)
(Loss) income before income taxes	(23,660,113)	(63.4)	10,147,685	7.6	(36,844,347)	(20.7)
Income tax expense	(800)	(0.0)	(220)	(0.0)	(1,714)	(0.0)
Net (loss) income	(23,660,913)	(63.4)	10,147,465	7.6	(36,846,061)	(20.7)

(1)         Share-based compensation was allocated in costs of revenues and operating expenses as follows:

	For The Year Ended December 31,
	2017	2018	2019
	US$	US$	US$
Cost of revenues	31,510	53,850	91,597
Sales and marketing expenses	70,707	127,095	196,224
Research and development expenses	544,786	1,788,724	2,806,587
General and administrative expenses	1,777,941	389,802	568,077
Total	2,424,944	2,359,471	3,662,485

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net Revenues

Our net revenues increased by 32.6% from US$134.1 million in 2018 to US$177.9 million in 2019, primarily due to a substantial increase in our advertising revenue.

Advertising revenue. Our advertising revenue increased by 33.3% from US$131.3 million in 2018 to US$175.0 million in 2019. The increase of advertising revenue was driven primarily by the increase of content-rich portfolio products and in the number of impressions we sold on our advertising spaces in 2018 to 2019. Our portfolio products contributed approximately 85% of the revenue in 2019, a significant increase from 65% in 2018. The increase in the number of impressions we sold on our advertising spaces was primarily driven by the increase in the average DAUs of our portfolio products from 16.9 million in December 2018 to 24.7 million in December 2019, as we have made continuous effort in launching new content-rich mobile applications and expanding our user base in 2019.

Other Revenue. We generate other revenue from (i) services related to providing communication solutions to enterprises, which primarily targets users in China; and (ii) licensing of our TouchPal Smart Input to certain mobile device manufacturers for pre-installation. Revenue from both services in aggregate increased by US$0.7 million from 2018 to 2019. We ceased to generate revenue from the sales of virtual items in a live social video community on TouchPal Phonebook in 2019. As a result, our other revenue stayed stable at US$2.8 million in 2019.

Cost of revenues

Our cost of revenues increased by 2.5% from US$14.9 million in 2018 to US$15.3 million in 2019. This increase was primarily due to the increase in our IT infrastructure, bandwidth and server costs and maintenance costs of US$4.4 million, partially offset by a decrease of US$4.0 million in our VoIP related expenses. The steady increase in our IT infrastructure, bandwidth and server costs and maintenance costs is attributable to our continuous effort to grow our business.

Gross profit

As a result of the foregoing, we recorded gross profit of US$162.6 million in 2019, as compared to gross profit of US$119.2 million in 2018. Our gross margin increased from 88.9% in 2018 to 91.4% in 2019, primarily due to the rapid growth of our revenues and also due to our improved operational efficiency driven by the improvements in our ability to deliver targeted advertisements.

Operating expenses

Our total operating expenses increased by 82.6% from US$109.2 million in 2018 to US$199.3 million in 2019, primarily due to the increase of sales and marketing expenses, research and development expenses and general and administrative expenses along with the expansion of our global user base and business operations.

Sales and marketing expenses. Our sales and marketing expenses increased by 94.5% from US$80.7 million in 2018 to US$157.0 million in 2019. The increase was primarily due to the increase in our user acquisition costs in connection with our continuous efforts to grow the user base.

Research and development expenses. Our research and development expenses increased by 39.4% from US$19.3 million in 2018 to US$26.9 million in 2019. The increase was primarily due to an increase in salaries and benefits (including share-based compensation) for our technology and product development personnel of US$7.2 million mainly as a result of an increase in the number of our technology and product development personnel from 307 as of December 31, 2018 to 350 as of December 31, 2019. The increase in research and development expenses reflected our increased efforts in improving our big data analytics and expanding our product offerings.

General and administrative expenses. Our general and administrative expenses increased by 51.5% from US$10.7 million in 2018 to US$16.3 million in 2019. The increase was primarily due to an increase of bad debt provision of US$4.1 million because we were unable to collect a portion of the accounts receivable from Google and certain third party oversea clients caused by the removal of our access to Google Play Store and Google Admob.

Other operating income, net. We recorded other operating income of US$0.9 million in 2019, compared to other operating income of US$1.6 million in 2018, in both cases primarily from government subsidies.

(Loss) income from operations

As a result of the foregoing, we recorded loss from operations of US$36.8 million in 2019, compared to income from operations of US$10.0 million in 2018.

Interest income, net

We had interest income of US$0.2 million and US$0.8 million in 2018 and 2019, respectively. Interest income represents interest earned on our cash, cash equivalents and restricted cash, net of the interest expenses primarily related to our bank borrowings.

Foreign exchange losses, net

We incurred foreign exchange losses of US$0.1 million and US$0.3 million in 2018 and 2019, respectively, primarily due to the costs incurred on foreign exchange conversion.

Income tax expense

We recorded income tax expenses of US$220 in 2018 and US$1,714 in 2019.

Net (loss) income

As a result of the foregoing, we recorded a net loss of US$36.8 million in 2019, compared to a net income of US$10.1 million in 2018.

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

Research and development expenses. Our research and development expenses increased by 50.2% from US$12.9 million in 2017 to US$19.3 million in 2018. The increase was primarily due to an increase in salaries and benefits (including share-based compensation) for our technology and product development personnel of US$6.4 million mainly as a result of an increase in the number of our technology and product development personnel from 229 as of December 31, 2017 to 307 as of December 31, 2018. The increase in research and development expenses reflected our increased efforts in improving our big data analytics and artificial intelligence technology capabilities and expanding our product offerings.

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

United States

Companies registered in the United States are subject to U.S. federal income corporate income tax at a rate of 21% and state income tax in California. There has no taxable income for all periods presented.

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

PRC

Enterprise Income Tax

Generally, our PRC subsidiary, variable interest entities and their subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. A “high and new technology enterprise”, or an HNTE, is entitled to a favorable statutory tax rate of 15% and this qualification is reassessed by relevant government authorities every three years. Our PRC subsidiary, Shanghai Chule obtained High and New Technology Enterprise status from 2017 to 2019. It enjoyed a preferential tax rate of 15% in 2019 to the extent it has taxable income under the PRC Enterprise Income Tax Law. If our holding company in the Cayman Islands or any of our subsidiaries outside the PRC is considered as a PRC resident enterprise for tax purposes, then our global income will be subject to PRC enterprise income tax at the rate of 25%. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

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

Revenue Recognition

Mobile Advertising

We generate substantially all of our revenue through mobile advertising. We also generate other revenues through cloud call business and licensing of its Smart Inputs products. As of January 1, 2019, we adopted ASU 2014-09 Revenue from Contracts with Customers - Topic 606 and all subsequent ASUs that modified ASC 606. We have elected to apply the ASU and all related ASUs under the modified retrospective method to all contracts that were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period. We did not note any effects of applying the new revenue standard as an adjustment to the opening balance of retained earnings at the beginning of 2019.

In order to achieve that core principle, we apply the following five-step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

We provide advertising services to customers for promotion of their brands through our mobile applications including a portfolio of content-rich mobile application, TouchPal Phonebook and TouchPal Smart Input. We have two general pricing models for our advertising products: cost over a time period and cost for performance basis including per impression basis. For advertising contracts over a time period, we generally recognize revenue ratably over time, because the customer simultaneously receives and consumes the benefits as we perform throughout a fixed contract term. For contracts that are charged on the cost for performance basis, we charge an agreed-upon fee to its customers determined based on the effectiveness of advertising links, which is typically measured by clicks, transactions, installations, user registrations, and other actions originating from our mobile applications. Revenue is recognized at a point in time when there is an effective click, transaction, installations, user registrations, and other actions originating from our mobile applications. For contracts that are charged on the cost per impression basis, we recognize the revenue at a point in time when the impressions are delivered. Revenue for performance-based advertising services is recognized at a point in time when all the revenue recognition criteria are met.

Others

We also generate other revenues through cloud call and licensing of our TouchPal Smart Inputs and revenue is recognized when service is rendered.

Sales incentives

We provide sales incentives to customers in the form of sales rebates which entitle them to receive reductions in the price. We account for these incentives granted to customers as variable consideration and records it as reduction of revenue. The amount of variable consideration is measured based on the most likely amount of incentives to be.

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

Fair Value of Our Ordinary Shares

Prior to our initial public offering in October 2018, we had been a private company with no quoted market prices for our ordinary shares. We therefore need to make estimates of the fair value of our ordinary shares at various dates in order to determine the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees.

The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm:

Valuation Date	Per Share Fair Value of the Underlying Ordinary Shares	Purpose of Valuation
	US$
January 31, 2016	0.0804	Share option grants
July 14, 2016	0.1020	To determine potential beneficial conversion feature in connection with the issuance of Series D convertible redeemable preferred shares, and share option grants
January 10, 2017	0.1017	To determine potential beneficial conversion feature in connection with the issuance of Series D-1 convertible redeemable preferred shares, and share option grants
July 31, 2017	0.1601	Share option grants
March 15, 2018	0.4469	Restricted share unit grants

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

After our initial public offering, we relied on the market price of our ADSs to evaluate the fair value of our ordinary shares.

Fair Value of Options

The following table sets forth information regarding the share options granted to eligible employees:

Year	Number of Ordinary option granted	Exercise Price	Fair Value Range of options at the Grant Date	Fair Value of the underlying Ordinary Shares at the Grant Date
		US$	US$	US$
2017	10,755,650	0.18	0.0379-0.0748	0.10-0.16
2018	—	—	—	—
2019	8,532,200	0.0002	0.09-0.10	0.0908-0.0978

Our share-based compensation expenses are measured at the fair value of the awards as calculated under the binomial option-pricing model. Changes in the assumptions used in the binomial model could significantly affect the fair value of stock options and hence the amount of compensation expenses we recognize in our consolidated financial statements.

Assumptions used in the binomial model to estimate the fair value of the options at the date of granted are presented below:

	2017	2019
Average risk-free rate of interest(1)	2.27%-2.45%	1.67%
Expected volatility(2)	40.47%-41.32%	42.50%-43.22%
Dividend yield(3)	0%	0%
Contractual term	10 years	10 years

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

Accounts Receivable, net

Accounts receivable, net represents those receivables derived from the ordinary course of business and are recorded net of allowance for doubtful accounts. We maintain an allowance for doubtful accounts that reflect our best estimate of probable losses inherent in the accounts receivable. In determining collectability of the accounts receivable, we consider many factors, such as creditworthiness of the customers, aging of the receivables, payment history of the customers, financial conditions of the customers and market trend, and other specific facts and circumstances. In circumstance where we are aware of a specific advertising customer’s inability to settle our receivables, we record a specific provision to reduce the amount that we believe we will collect.

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

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in “Summary of Significant Accounting Policies—(aa) Recent accounting pronouncements” of our audited consolidated financial statements included elsewhere in this annual report.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31
	2017	2018	2019
	US$	US$	US$
Summary Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(28,049,152)	23,106,005	(15,664,279)
Net cash used in investing activities	(1,758,412)	(3,655,042)	(5,330,927)
Net cash provided by (used in) financing activities	14,401,620	40,169,171	(3,796,484)
Net increase (decrease) in cash, cash equivalents, and restricted cash	(15,405,944)	59,620,134	(24,791,690)
Cash, cash equivalents, and restricted cash at beginning of year	41,344,623	27,026,240	84,859,915
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	1,087,561	(1,786,459)	(102,194)
Cash, cash equivalents, and restricted cash at end of year	27,026,240	84,859,915	59,966,031

Historically, we have financed our operations primarily through funding from private issuances of preferred shares, loans from commercial banks and our initial public offering. As of December 31, 2017, 2018 and 2019, we had US$27.0 million, US$84.9 million and US$60.0 million in cash, cash equivalents, and restricted cash, respectively. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and short-term floating rate financial instruments which can be freely withdrawn or used and have original maturities of three months or less when purchased. Our restricted cash consists of bank deposits used to guarantee payment processing services provided by banks.

We incurred a net loss of US$23.7 million and operating cash outflow of US$28.0 million for the year ended December 31, 2017. We had a net income of US$10.1 million and positive cash flows from operations of US$23.1 million in 2018. We incurred a net loss of US$36.8 million and negative cash flows from operations of US$15.7 million in 2019. We accumulated a deficit of US$153.6 million as of December 31, 2019. We had positive working capital, which equals the result of current assets minus current liabilities, of US$28.9 million, US$79.9 million and US$33.3 million as of December 31, 2017, 2018 and 2019, respectively. We believe that our current cash, cash equivalents, and restricted cash, the available credit under our existing credit facilities, and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional capital in the future.

The total outstanding balance of our short-term bank borrowings as of December 31, 2019 amounted to US$9.0 million. We have entered into the following short-term loan transactions:

•      We entered into a credit facility agreement with a commercial bank in July 2016, as renewed in October 2019, under which agreement we can borrow up to US$6.0 million collateralized by our accounts receivable by October, 2020. The interest rate for this credit facility is the PBOC base interest rate plus an applicable margin. In 2019, we have in aggregate drawn down US$7.7 million and repaid US$1.9 million. The weighted average interest rate for borrowings drawn under such credit facility was 5.53% for the year ended December 31, 2019. The loan contains maximum quarterly net loss as financial covenants.

•      We entered into a credit facility agreement with a commercial bank in July 2018, as renewed in October 2019, under which agreement we can borrow up to US$4.0 million collateralized by our accounts receivable by October 2020. The interest rate for this credit facility is LIBOR plus an applicable margin. In 2019, we have in aggregate drawn down the credit facility of US$6.4 million and repaid US$3.2 million. The weighted average interest rate for borrowings drawn under such credit facility was 6.12% for the year ended December 31, 2019. The loan contains maximum quarterly net loss as financial covenants.

As of December 31 2019, the total available credit amount under these facilities was US$1.0 million.

If we determine that our cash requirements exceed the amount of cash, cash equivalents, and restricted cash we have on hand, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Our anticipated cash flows for 2020 and planned actions to increase revenues and generate cash flows are based on our current expectations, beliefs and estimates and are not guarantees of our future operating results, liquidity and ability to continue operations.

As of December 31, 2019, 33.6% of our cash, cash equivalents and restricted cash were held in China, and 22.9% were held by our VIEs and denominated in Renminbi. Most of the remaining cash and cash equivalents we held as of December 31, 2019 were held in Hong Kong and mainly denominated in Hong Kong dollars and U.S. dollars. Although we consolidate the results of our VIEs, we only have access to the assets or earnings of our VIEs through our contractual arrangements with our VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

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

Operating Activities

Net cash used in operating activities in 2019 was US$15.7 million, as compared to net loss of US$36.8 million in the same period. The difference was primarily due to (i) an increase of US$13.0 million in accounts payable driven primarily by the increase of our user acquisition costs, (ii) an increase of US$3.4 million in deferred revenue, and (iii) an increase of US$3.2 million in accrued expenses and other current liabilities, partially offset by an increase of US$7.9 million in accounts receivables and increase of US$2.9 million in prepaid expenses and other current assets. The principal non-cash items affecting the difference between our net income and our net cash used in operating activities in 2019 primarily consisted of (i) US$4.1 million in provision for allowance of doubtful accounts, (ii) US$3.7 million in share-based compensation expenses, and (iii) US$3.0 million in depreciation expenses. The increase in our accounts receivable was primarily due to the significant increase in our advertising revenue in 2019. Contractually our advertising customers are typically required to make payments in the month following the month in which the advertisements were delivered. In practice, we typically allow a payment term of 30 to 90 days.

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

Net cash used in operating activities in 2017 was US$28.0 million, as compared to net loss of US$23.7 million in the same period. The difference was primarily due to (i) an increase of US$9.6 million in accounts receivable and (ii) an increase of US$1.1 million in prepaid expenses and other current assets, partially offset by (i) an increase of US$1.6 million in accounts payable driven primarily by the increase of our user acquisition costs, (ii) an increase of US$1.1 million in accrued salary and benefits due to our business expansion, and (iii) an increase of US$0.9 million in accrued expenses and other current liabilities. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2017 consisted of (i) US$1.3 million in provision for allowance of doubtful accounts, (ii) US$0.9 million in depreciation expenses, and (iii) US$0.9 million in share-based compensation expenses. The increase in our accounts receivable was primarily due to the significant increase in our advertising revenue in the three months ended December 31, 2017. Our advertising customers are typically contractually required to make payments in the month following the month in which the advertisements were delivered. In practice, we typically allow a payment term of 30 to 90 days.

Investing Activities

Net cash used in investing activities in 2019 was US$5.3 million, primarily due to (i) purchase of property, plant and equipment of US$4.8 million and (ii) purchase of short-term investment of US$0.6 million.

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

Financing Activities

Net cash used in financing activities in 2019 was US$3.8 million, primarily due to (i) payment of share repurchase of US$12.3 million, (ii) repayment of bank borrowing of US$5.1 million, and (iii) payment of issuance costs for the initial public offering of US$0.8 million, partially offset by (i) proceeds from bank borrowings of US$14.1 million, and (ii) proceeds from issuance of ordinary shares upon exercise of options of US$0.3 million.

Net cash provided by financing activities in 2018 was US$40.2 million, primarily due to US$45.9 million of proceeds from initial public offering net of cash paid for deferred issuance costs, of which US$0.8 million was issuance costs payable by us as of December 31, 2018, partially offset by (i) our repayment of bank borrowings of US$3.2 million, and (ii) our repurchase of US$2.5 million of our ADSs.

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

Capital Expenditures

We made capital expenditures of US$1.5 million, US$3.5 million and US$4.8 million in 2017, 2018 and 2019, respectively. In these periods, our capital expenditures were mainly used for purchases of property and equipment, including servers and other IT equipment. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

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

C. Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2019 to December 31, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment Due by Period (in US$)
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Lease obligations	3,575,458	1,480,123	2,070,290	25,045	—
Total	3,575,458	1,480,123	2,070,290	25,045	—

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2019.

G. Safe Harbor

See “Forward-Looking Statements” on page 1 of this annual report.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Karl Kan Zhang	39	Chairman of the Board of Directors and Chief Architect
Susan Qiaoling Li	41	Director and President
Michael Jia Liang Wang	40	Director and Chief Executive Officer
Jim Jian Wang	40	Director and Chief Technology Officer
Duane Ziping Kuang	56	Director
Glen Qian Sun	46	Director
Haibing Wu	47	Independent Director
Jue Yao	46	Independent Director
Jean Liqin Zhang	40	Chief Financial Officer
Joe Haichao Xie	33	Vice President of Global Business
Jiang Zhu	36	Chief Growth Officer
Jack Xuesheng Gong	37	Senior Engineering Director

Mr. Karl Kan Zhang co-founded our company in 2008 and has served as Chairman of our Board of Directors since March 2012 and our Chief Architect since August 2008. Mr. Karl Kan Zhang will transition his role from our Chief Architect to our Chief Technology Officer, effective on April 30, 2020. Prior to founding our company, Mr. Zhang served as a research and development manager at Microsoft Advanced Technology Center from 2004 to 2008. Prior to that, Mr. Zhang served as a software engineer at Intel China Software Lab from 2002 to 2004. Mr. Zhang received his bachelor’s degree in mechanical and electronic engineering from Shanghai University in 2002.

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

Mr. Michael Jia Liang Wang co-founded our company in 2008 and has served as our Chief Executive Officer since August 2008 and our director since March 2012. Prior to founding our company, Mr. Wang served as a program manager at Microsoft R&D Group in China from 2005 to 2008. Mr. Wang received his bachelor’s and master’s degrees in electronic engineering from Shanghai Jiao Tong University in 2002 and 2005, respectively.

Mr. Jim Jian Wang co-founded our company in 2008 and has served as our Chief Technology Officer since August 2008 and our director since July 2014. Mr. Wang has tendered his resignation from the position as Chief Technology Officer, effective on April 30, 2020. Mr. Wang will continue serving as our director going forwards. Prior to founding our company, Mr. Wang served as a development team leader at NTT Data in Tokyo, Japan from 2007 to 2008, where he developed a web crawler program. Prior to that, Mr. Wang served as a project manager in Shanghai JT-Omron Software Co., Ltd from 2002 to 2007. Mr. Wang received his bachelor’s degree in mechatronic engineering and automation from Shanghai University in 2002.

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

Mr. Haibing Wu has served as our independent director since September 2018. Mr. Wu has also served on the board of Acorn International, Inc. (NYSE: ATV) as an independent director since September 2016. Mr. Wu has over 20 years of experience in finance. Mr. Wu has been a venture partner in Sequoia Capital China since June 2019. Prior to joining Sequoia, Mr. Wu served as a partner of Vision Knight Capital, a leading private equity firm from April 2018 to July 2019. Mr. Wu served as the chief financial officer at Plateno Hotels Group (formerly known as 7 Days Group Holdings Limited) from October 2007 to March 2018. Mr. Wu also worked at PricewaterhouseCoopers in the United States from May 2000 to February 2006 and later worked as a senior manager in the assurance department of PricewaterhouseCoopers Zhong Tian CPAs Limited Company from February 2006 to October 2007. Mr. Wu received his bachelor’s degree in engineering economics from Shanghai Jiao Tong University in 1994, and master’s degree in business administration from Michigan State University in 2000.

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

Ms. Jean Liqin Zhang has served as our Chief Financial Officer since January 2017. Ms. Zhang has tendered her resignation from the position as Chief Financial Officer, effective on April 30, 2020. Ms. Zhang joined our company in April 2013 as our Financial Director. Prior to joining us, Ms. Zhang worked at Ernst & Young from 2007 to 2013 with her last position as a senior manager. Prior to that, Ms. Zhang served as a consultant at Accenture Resource OG from 2004 to 2007 and as an auditor at PricewaterhouseCoopers LLP from 2002 to 2004. Ms. Zhang received her bachelor’s degree in economics from Shanghai Jiao Tong University in 2002.

Mr. Joe Haichao Xie has served as our Vice President of Global Business since January 2018. Mr. Xie first joined our company in 2010 serving as a software design engineer, and later has held numerous positions with our company. Mr. Xie received his bachelor’s and master’s degrees in computer science and technology from Dalian University of Technology in 2007 and 2009, respectively.

Mr. Jiang Zhu has served as our Chief Growth Officer since March 2020. Mr. Zhu first joined our company in March 2010 as a Software Development Engineer and served as our Vice President of China Business from January 2018 to March 2020. Before joining our company, Mr. Zhu worked as a software engineer at Sybase R&D Center (Shanghai) from 2009 to 2010. Mr. Zhu received his bachelor’s degree in computer application technology from Shanghai Jiao Tong University in 2006, and his master’s degree in computer science from Shanghai Jiao Tong University in 2009.

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

We are currently restructuring our senior management team. We have appointed Mr. Jiang Zhu as our chief growth officer in March 2020. Ms. Jean Liqin Zhang and Mr. Jim Jian Wang have each tendered resignations from their positions as our chief financial officer and our chief technology officer, respectively, both effective on April 30, 2020. Effective upon Mr. Jim Jian Wang’s departure, Mr. Karl Kan Zhang will transition his role from our chief architect to our chief technology officer. Mr. Junkai Lin, our financial controller since March 2020, will assume the role of the interim chief financial officer, effective upon Ms. Liqin Zhang’s departure and until a new chief financial officer has been named.

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

B. Compensation

For the fiscal year ended December 31, 2019, we paid an aggregate of approximately RMB12.7 million (US$1.8 million) in cash to our executive officers, and we paid US$0.2 million in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

2012 Stock Incentive Plan

In November 2012, we adopted the 2012 Stock Incentive Plan, as amended from time to time, or the 2012 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and advisors and promote the success of our business. The maximum aggregate number of our ordinary shares which may be issued pursuant to all awards under the 2012 Plan is 226,153,637 ordinary shares. As of March 31, 2020, awards to purchase 223,154,082 ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

On November 6, 2018, our Board of Directors approved to reduce the exercise price of certain options granted under our 2012 Plan to employees.

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

2018 Share Incentive Plan

In August 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, or the 2018 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued under the 2018 Plan shall initially be 63,916,634 Class A ordinary shares, plus an annual increase on the first day of each of the first five (5) complete fiscal years after the completion of our initial public offering in 2018 and during the term of this plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to 2.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting). As of March 31, 2020, awards to purchase 111,271,554 ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of March 31, 2020, the awards granted under our Plan to several of our directors and executive officers and to other individuals as a group, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Outstanding Options or RSUs	Exercise Price (US$/Share)	Date of Grant	Date of Expiration

Karl Kan Zhang	*	0.0002	January 6, 2020	January 5, 2030

Susan Qiaoling Li	*	0.0002	January 6, 2020	January 5, 2030

Haibing Wu	*(1)	—	November 6, 2018	November 5, 2028
	*(1)	—	September 30, 2019	September 29, 2029

Jue Yao	*(1)	—	November 6, 2018	November 5, 2028
	*(1)	—	September 30, 2019	September 29, 2029

Jean Liqin Zhang	*	0.0105	April 8, 2013	April 7, 2023
	*	0.0315	July 31, 2014	July 30, 2024
	*(1)	—	March 15, 2018	March 14, 2028
	*(1)	—	January 2, 2019	January 1, 2029

Joe Haichao Xie	*	0.0105	January 1, 2013	December 31, 2022
	*	0.0315	July 31, 2014	July 30, 2024
	*	0.1000	January 1, 2016	December 31, 2025
	*(1)	—	March 15, 2018	March 14, 2028
	*(1)	—	January 2, 2019	January 1, 2029
	*	0.0002	January 6, 2020	January 5, 2030

Jiang Zhu	*	0.0105	January 1, 2013	December 31, 2022
	*	0.0315	July 31, 2014	July 30, 2024
	*	0.1000	January 1, 2016	December 31, 2025
	*(1)	—	March 15, 2018	March 14, 2028
	*(1)	—	January 2, 2019	January 1, 2029
	*	0.0002	January 6, 2020	January 5, 2030

Jack Xuesheng Gong	*	0.0315	May 11, 2015	May 10, 2025
	*	0.1000	January 1, 2016	December 31, 2025
	*	0.1000	May 11, 2016	May 10, 2026
	*(1)	—	March 15, 2018	March 14, 2028
	*(1)	—	January 2, 2019	January 1, 2029
	*	0.0002	January 6, 2020	January 5, 2030

		from 0.0002
Other individuals as a group	248,774,170 (2)	to 0.1800

*                 The options and restricted shares units in aggregate held by each of these officers represent less than 1% of our total outstanding shares.

(1)         Restricted share units.

(2)         Including options and restricted shares units. With respect to the options the exercise price is with the range from 0.0002 to 0.1800.

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

Audit Committee. Our audit committee consists of Mr. Haibing Wu and Ms. Jue Yao. Mr. Haibing Wu is the chairman of our audit committee. We have determined that each of Mr. Haibing Wu and Ms. Jue Yao satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that each of Mr. Haibing Wu and Ms. Jue Yao qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to us, including a duty of loyalty, a duty to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the class rights vested thereunder in the holders of the shares. The Company has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have rights to damages if a duty owed by the directors is breached.

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

D. Employees

We had 383, 498 and 553 employees as of December 31, 2017, 2018 and 2019, respectively. The following table sets forth the breakdown of our employees by function as of December 31, 2019:

Function:	Number of Employees
Research and development	350
Sales and marketing	64
Operations	63
General and administrative	76
Total	553

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2020 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially 5% of our total outstanding shares.

The calculations in the table below are based on 2,844,131,932 Class A ordinary shares (excluding treasury stocks and shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) and 246,224,465 Class B ordinary shares outstanding as of March 31, 2020.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2020, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power***
Directors and Executive Officers**
Karl Kan Zhang(1)	—	246,224,465	246,224,465	8.0	68.4
Susan Qiaoling Li(2)	215,624,465	—	215,624,465	7.0	2.4
Michael Jialiang Wang(3)	203,044,165	—	203,044,165	6.6	2.3
Jim Jian Wang(4)	127,868,349	—	127,868,349	4.1	1.4
Duane Ziping Kuang	*	—	*	*	*
Glen Qian Sun	—	—	—	—	—
Haibing Wu	*	—	*	*	*
Jue Yao	*	—	*	*	*
Jean Liqin Zhang	*	—	*	*	*
Joe Haichao Xie	*	—	*	*	*
Jiang Zhu	*	—	*	*	*
Jack Xuesheng Gong	*	—	*	*	*
All Directors and Executive Officers as a Group	584,202,826	246,224,465	830,427,291	26.6	74.7

Principal Shareholders:
Sequoia Capital China GF Holdco III-A, Ltd.(5)	555,204,772	—	555,204,772	18.0	5.9
Qiming Funds(6)	540,786,459	—	540,786,459	17.5	6.0
SIG China Investments Master Fund III, LLLP(7)	423,875,937	—	423,875,937	13.7	4.6
Kan’s Global CoolStuff Investment Inc.(1)(8)	—	246,224,465	246,224,465	8.0	68.4
LQL Global Innovation Investment Inc.(2)(9)	215,624,465	—	215,624,465	7.0	2.4
Jialiang’s Global Creativity Investment Inc. (3)(10)	203,044,165	—	203,044,165	6.6	2.3
Jian’s Global CoolStuff Investment Inc.(4)(11)	127,868,349	—	127,868,349	4.1	1.4

*                 Less than 1% of our total outstanding shares.

**          Except as otherwise indicated below, the business address of our directors and executive officers is 9-11F, No.16, Lane 399, Xinlong Road, Minhang District, Shanghai, 201101, China. The business address of Duane Ziping Kuang is Room 5542, Four Seasons Place, 8 Finance Street, Central, Hong Kong. The business address of Glen Qian Sun is Room 3006, Plaza 66 Tower 2, No.1366 Nanjing West Road, Shanghai, China.

***   For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to twenty-five votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)         Represents 246,224,465 Class B ordinary shares held by Kan’s Global CoolStuff Investment Inc., a British Virgin Islands company. Kan’s Global CoolStuff Investment Inc. is wholly owned by Kan’s Universe Investment Limited, a British Virgin Islands company, which is ultimately owned by Karl’s Global CoolStuff Investment Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Karl Kan Zhang is the settlor of this trust, and Mr. Zhang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Zhang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Kan’s Global CoolStuff Investment Inc. Mr. Zhang is the sole director of Kan’s Global CoolStuff Investment Inc. The registered office of Kan’s Global CoolStuff Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

(2)         Represents 215,624,465 Class A ordinary shares held by LQL Global Innovation Investment Inc., a British Virgin Islands company. LQL Global Innovation Investment Inc. is wholly owned by LQL International Limited, a British Virgin Islands company, which is ultimately owned by LQL International Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Susan Qiaoling Li is the settlor of this trust, and Ms. Li and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by LQL Global Innovation Investment Inc. Ms. Li is the sole director of LQL Global Innovation Investment Inc. The registered office of LQL Global Innovation Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

(3)         Represents (i) 202,874,465 Class A ordinary shares and (ii) 169,700 Class A ordinary shares in the form of ADSs held by Jialiang’s Global Creativity Investment Inc., a British Virgin Islands company. Jialiang’s Global Creativity Investment Inc. is wholly owned by MWRT Global Limited, a British Virgin Islands company, which is ultimately owned by Ivy Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Michael Jialiang Wang is the settlor of this trust, and Mr. Wang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Jialiang’s Global Creativity Investment Inc. Mr. Wang is the sole director of Jialiang’s Global Creativity Investment Inc. The registered office of Jialiang’s Global Creativity Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

(4)         Represents 127,868,349 Class A ordinary shares directly held by Jian’s Global CoolStuff Investment Inc., a British Virgin Island company. Jian’s Global CoolStuff Investment Inc. is ultimately owned by Thoughtwise Trust, a trust established with the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Jim Jian Wang is the settlor of this trust, and Mr. Wang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Jian’s Global CoolStuff Investment Inc in our company. Mr. Wang is the sole director of Jian’s Global CoolStuff Investment Inc. The registered office of Jian’s Global CoolStuff Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

(5)         Represents (i) 534,404,772 Class A ordinary shares and (ii) 20,800,000 Class A ordinary shares in the form of ADSs held by Sequoia Capital China GF Holdco III-A, Ltd., an exempted company with limited liability incorporated in the Cayman Islands. Information regarding beneficial ownership is reported as of December 31, 2018, based on the information contained in the Schedule 13G filed by Sequoia Capital China GF Holdco III-A, Ltd. with SEC on February 14, 2019. The sole shareholder of Sequoia Capital China GF Holdco III-A, Ltd. is Sequoia Capital China Growth Fund III, L.P. The general partner of Sequoia Capital China Growth Fund III, L.P. is SC China Growth III Management, L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Mr. Neil Nanpeng Shen. The registered office of Sequoia Capital China GF Holdco III-A, Ltd. is at Cricket Square, Hutchins Drive P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

(6)         Represents (i) 490,679,348 Class A ordinary shares held by Qiming Venture Partners II, L.P., a Cayman Islands exempted limited partnership; (ii) 42,966,564 Class A ordinary shares held by Qiming Venture Partners II-C, L.P, a Cayman Islands exempted limited partnership; and (iii) 7,140,547 Class A ordinary shares by Qiming Managing Directors Fund II, L.P., a Cayman Islands exempted limited partnership. Information regarding beneficial ownership is reported as of December 31, 2019, based on the information contained in the Schedule 13G/A filed by Qiming Corporate GP II, Ltd. with SEC on February 14, 2020. Qiming Venture Partners II, L.P., Qiming Venture Partners II-C, L.P., and Qiming Managing Directors Fund II, L.P. are collectively referred to as Qiming Funds. The general partner of both Qiming Venture Partners II, L.P. and Qiming Venture Partners II-C, L.P. is Qiming GP II, L.P., a Cayman Islands exempted limited partnership. The general partner of both Qiming Managing Directors Fund II, L.P. and Qiming GP II, L.P. is Qiming Corporate GP II, Ltd., a Cayman Islands exempted limited company. Duane Ziping Kuang, Gary Edward Rieschel and Robert Brian Headley each owns approximately 33.33% of Qiming Corporate GP II, Ltd. The registered office of Qiming Funds is at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(7)         Represents (i) 413,875,937 Class A ordinary shares and (ii) 10,000,000 Class A ordinary shares in the form of ADSs held by SIG China Investments Master Fund III, LLLP, a Delaware limited liability limited partnership. Information regarding beneficial ownership is made as of March 31, 2020, based on the information provided by SIG China Investments Master Fund III, LLLP to the Company. SIG Asia Investment, LLLP, a Delaware limited liability limited partnership, is the investment manager for SIG China Investments Master Fund III, LLLP pursuant to an investment management agreement, and as such, has discretionary authority to vote and dispose of the Class A ordinary shares. Heights Capital Management, Inc., a Delaware Corporation, is the investment manager for SIG Asia Investment, LLLP pursuant to an investment management agreement, and as such, has the discretionary to dispose and vote the Class A ordinary shares. Mr. Authur Dantchik, in his capacity as president of SIG Asia Investment, LLLP, and vice president of Heights Capital Management, Inc. may also be deemed to have investment discretion over the shares held by SIG China Investments Master Fund III, LLLP. Mr. Dantchik disclaims any such investment discretion or beneficiary ownership with respect to these shares. The registered office of SIG China Investments Master Fund III, LLLP is at One Commence Center, 1201 N. Orange Street, Suite 715, Wilmington, DE, USA.

(8)         Represents 246,224,465 Class B ordinary shares held by Kan’s Global CoolStuff Investment Inc., a British Virgin Islands company. Kan’s Global CoolStuff Investment Inc. is wholly owned by Kan’s Universe Investment Limited, a British Virgin Islands company, which is ultimately owned by Karl’s Global CoolStuff Investment Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Karl Kan Zhang is the settlor of this trust, and Mr. Zhang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Zhang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Kan’s Global CoolStuff Investment Inc. Mr. Zhang is the sole director of Kan’s Global CoolStuff Investment Inc. The registered office of Kan’s Global CoolStuff Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

(9)         Represents 215,624,465 Class A ordinary shares held by LQL Global Innovation Investment Inc., a British Virgin Islands company. LQL Global Innovation Investment Inc. is wholly owned by LQL International Limited, a British Virgin Islands company, which is ultimately owned by LQL International Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Susan Qiaoling Li is the settlor of this trust, and Ms. Li and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by LQL Global Innovation Investment Inc. Ms. Li is the sole director of LQL Global Innovation Investment Inc. The registered office of LQL Global Innovation Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

(10)  Represents (i) 202,874,465 Class A ordinary shares and (ii) 169,700 Class A ordinary shares in the form of ADSs held by Jialiang’s Global Creativity Investment Inc., a British Virgin Islands company. Jialiang’s Global Creativity Investment Inc. is wholly owned by MWRT Global Limited, a British Virgin Islands company, which. is ultimately owned by Ivy Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Michael Jialiang Wang is the settlor of this trust, and Mr. Wang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Jialiang’s Global Creativity Investment Inc. Mr. Wang is the sole director of Jialiang’s Global Creativity Investment Inc. The registered office of Jialiang’s Global Creativity Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

(11)  Represents 127,868,349 Class A ordinary shares directly held by Jian’s Global CoolStuff Investment Inc., a British Virgin Island company. Jian’s Global CoolStuff Investment Inc. is ultimately owned by Thoughtwise Trust, a trust established with the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Jim Jian Wang is the settlor of this trust, and Mr. Wang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Jian’s Global CoolStuff Investment Inc in our company. Mr. Wang is the sole director of Jian’s Global CoolStuff Investment Inc. The registered office of Jian’s Global CoolStuff Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2020, a total of 1,249,571,897 of our ordinary shares (including treasury stocks and shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) were held by three record holders in the United States. One of these holders is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 835,695,950 Class A ordinary shares (including treasury stocks and shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Share Incentive Plans

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

Legal Proceedings

We are from time to time subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our management’s time and attention.

In April 2019, a third-party company in China brought a lawsuit against Shanghai Chubao, claiming damages for copyright infringement. We have reached a reconciliation and plan to enter into a settlement agreement. We recorded a one-time litigation reserve of RMB178,724 in the third quarter of 2019.

In June 2019, a third-party company in China brought a lawsuit against Shanghai Chubao in Shanghai Intellectual Property Court for patent infringement. The plaintiff alleged that TouchPal Phonebook infringed its patent of IP telephone system and communication method, and claimed for stopping the usage of this involved patent and acts of using, offering to sell and selling the involved product according to the involved patent, disabling the involved product from app stores, and a compensation of RMB3,000,000.

In May 2019, a third-party company in China brought a lawsuit against Shanghai Chubao and Shanghai Chule in Shanghai Intellectual Property Court for design patent infringement. The plaintiff alleged that TouchPal Smart Input infringed its design patent of an input method, and claimed for stopping the infringement and compensation of RMB1,000,000. We recorded a one-time litigation reserve of RMB500,000 in the third quarter of 2019.

In September 2019, a third-party company in China brought an arbitration against Shanghai Chule in Shanghai International Economic and Trade Arbitration Commission for breach of contract. The claimant alleged that Shanghai Chule failed to pay the advertising service fee under the advertising agreement, and claimed for a payment of RMB219,283.

On June 28, 2018, we brought a lawsuit against the Trademark Review and Adjudication Board, or TRAB, of the State Administration for Industry and Commerce of the PRC seeking a revocation of TRAB’s verdict that rejected our application of No.14911470 “” trademark. On May 8, 2018, TRAB rejected our application of No.14911470 “ trademark due to the existence of a trademark owned by a PRC company unrelated to us that also contained the Chinese characters “” or the reference trademark. The reference trademark was declared invalid by TRAB in August 2016. Before TRAB rejected our application, a lawsuit concerning the declaration of invalidity of such reference trademark was on trial in Beijing Intellectual Property Court. On May 30, 2018, the court ruled in favor of TRAB’s declaration and invalidated the reference trademark. On January 30, 2019, Beijing Intellectual Property Court ruled in favor of us and revoked TRAB’s verdict rejecting our trademark application.

For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may be subject to intellectual property infringement lawsuits which could be expensive to defend and may result in our payment of substantial damages or licensing fees, disruption to our product and service offerings, and reputational harm.”

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

B. Memorandum and Articles of Association

The following are summaries of material provisions of our seventh amended and restated memorandum and articles of association, as well as the Companies Law (2020 Revision), or the “Companies Law”, insofar as they relate to the material terms of our ordinary shares.

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

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any such class (unless otherwise provided by the terms of issue of the shares of that class), may be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class by the holders of two-thirds of the issued shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

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

Assuming that we are the owner of our VIEs for United States federal income tax purposes, and based upon our current income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2019 and we do not expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not expect to be or become a PFIC in the current or future taxable years, no assurance can be given that we are not or will not become classified as a PFIC because the determination of PFIC status is a fact-intensive inquiry made on an annual basis and will depend upon the composition of our assets and income, and the continued existence of our goodwill at that time. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or future taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market value of our ADSs from time to time (which may be volatile). In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for capital expenditures and other general corporate purposes, our risk of becoming classified as a PFIC may substantially increase.

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

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Market Risks

Foreign Exchange Risk

A majority of our expenses and a certain percentage of our revenues are denominated in RMB. We have not used any derivative financial instruments to hedge exposure to such risk.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

For the year ended December 31, 2017, we had a net loss of US$23.7 million. For the years ended December 31, 2018 and 2019, we had a net income of US$10.1 million and a net loss of US$36.8 million, respectively. The following table demonstrates the impact of a hypothetical increase or decrease in the exchange rate of U.S. dollar against RMB on our financial results holding all other variables constant:

	Effects on net income (loss)
	For the Year Ended December 31,
	2017	2018	2019
	US$	US$	US$
5% appreciation of USD against RMB	1,560,446	1,236,118	2,090,993
5% depreciation of USD against RMB	(1,560,446)	(1,236,118)	(2,090,993)

As of December 31, 2019, we had RMB-denominated cash and cash equivalents of RMB139.9 million, HKD-denominated cash and cash equivalents of HKD12.0 million, and U.S. dollar-denominated cash and cash equivalents of US$38.9 million. Assuming we had converted the U.S. dollar-denominated cash and cash equivalents of US$38.9 million into RMB at the exchange rate of $1.00 for RMB6.9618 as of December 31, 2019, a 5% appreciation or depreciation of RMB against the U.S. dollar as of December 31, 2019 would result in a decrease or an increase of RMB13.4 million in our cash and cash equivalents, respectively. Assuming we had converted the HKD-denominated cash, cash equivalents and restricted cash of HKD12 million into RMB at the exchange rate of HKD1.00 for RMB0.8958 as of December 31, 2019, a 5% appreciation or depreciation of RMB against HKD as of December 31, 2019 would result in a decrease or an increase of RMB0.5 million in our cash and cash equivalents, respectively.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2019, we received a reimbursement of US$0.1 million, after deduction of applicable U.S. taxes, from the depositary.

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

For the period from the effective date of the F-1 Registration Statement to December 31, 2019, the total expenses incurred for our company’s account in connection with our IPO was approximately US$7.1 million, which included US$3.7 million in underwriting discounts and commissions for the IPO and approximately US$3.4 million in other costs and expenses for our IPO. We received net proceeds of approximately US$45.1 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the effective date of the F-1 Registration Statement to December 31, 2019, we used the net proceeds received from our initial public offering as follows:

•                  Approximately US$4.1 million for research and development, to continue to invest in our technological capabilities, particularly big data analytics, and to develop new products and services;

•                  Approximately US$3.2 million for sales and marketing efforts, including promotional activities for our products to acquire users; and

•                  Approximately US$5.0 million for general corporate purposes, which may include working capital needs and share repurchase.

We still intend to use the proceeds from our initial public offering as disclosed in the F-1 Registration Statement.

ITEM 15.                                         CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief architect, chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2019. Based upon that evaluation, our management, with the participation of our chief architect, chief executive officer and chief financial officer, has concluded that, due to the material weaknesses and significant deficiency described below under “Management’s Annual Report on Internal Control over Financial Reporting”, as of the end of the period covered by this annual report, our disclosure controls and procedures were ineffective in ensuring that the information required to be disclosed by us in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the exchange Act), under the supervision and with the participation of our chief architect, chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of internal control over financial reporting as of December 31, 2019 based on the criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management determined that our internal control over financial reporting was ineffective due to the presence of a material weakness.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

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

We will further develop our compliance process and establish a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential compliance issues, in order to improve our internal controls over financial reporting to remediate the abovementioned material weakness. As we were in the process of implementing such remedial measures as of December 31, 2019, our management concluded that the material weakness had not been fully remediated and there was still a material weakness related to the lack of accounting policies and procedures relating to financial reporting in accordance with U.S. GAAP and SEC financial reporting requirements.

As of December 31, 2019, our management concluded that there was still a significant deficiency related to lack of formal risk assessment process and monitoring activities. We are in the process of implementing remediation measures to remediate the significant deficiency by establishing a formal risk assessment process.

However, we cannot assure you that we will remediate our material weakness and significant deficiency in a timely manner.

This Annual Report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to the temporary rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

Our independent registered public accounting firm were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2019. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.”

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

Changes in Internal Control Over Financial Reporting

Other than as described above, there have been no changes in the Company’s internal control over financial reporting during the period ended December 31, 2019 that have materially affected the Company’s internal controls over financial reporting.

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

	For the Year Ended December 31,
	2018	2019
	(in US$ thousands)
Audit fees (1)	1,080	730
Tax fees (2)	65	19

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 24, 2018, our board of directors authorized a share repurchase program under which we may purchase up to US$15 million worth of our ordinary shares or American depositary shares representing ordinary shares over the 12 months starting from November 30, 2018, which plan was early terminated on November 20, 2019. We purchased shares from time to time under this repurchase program on the open market at prevailing market prices.

On November 17, 2019, our board of directors authorized a share purchase plan under which we are authorized to repurchase our class A ordinary shares in the form of American depository shares with an aggregate value of up to US$6 million during the 6-month period starting from November 20, 2019. We may purchase shares under this repurchase plan from time to time on the open market at prevailing market prices.

	Total Number of ADSs Purchased(1)	Average Price Paid Per ADS(1) (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs		Maximum Dollar Value of ADSs that May Yet Be Purchased Under Plans or Programs (US$)
Month #1 (January 1, 2019— January 31, 2019)	25,206	8.24	25,206	(2)	12,293,257
Month #2 (February 1, 2019— February 28, 2019)	—	—	—		—
Month #3 (March 1, 2019— March 31, 2019)	309,151	9.80	309,151	(2)	9,262,050
Month #4 (April 1, 2019— April 30, 2019)	—	—	—		—
Month #5 (May 1, 2019— May 31, 2019)	218,436	9.56	218,436	(2)	7,174,267
Month #6 (June 1, 2019— June 30, 2019)	243,624	9.03	243,624	(2)	4,973,696
Month #7 (July 1, 2019— July 31 2019)	111,839	8.43	111,839	(2)	4,031,056
Month #8 (August 1, 2019— August 31, 2019)	59,967	7.32	59,967	(2)	3,592,326
Month #9 (September 1, 2019— September 30, 2019)	160,999	5.17	160,999	(2)	2,759,455
Month #10 (October 1, 2019— October 31, 2019)	166,716	5.33	166,716	(2)	1,870,829
Month #11(November 1, 2019— November 31, 2019)	111,547	5.29	111,547	(2)	1,280,954
	61,647	5.60	61,647	(3)	5,654,832
Month #12 (December 1, 2019— December 31, 2019)	137,093	5.24	137,093	(3)	4,936,453
Total	1,606,225	7.65	1,606,225		4,936,453

(1)         Each ADS represents 50 Class A ordinary shares.

(2)         On November 24, 2018, our board of directors authorized a share repurchase program under which we may purchase up to US$15 million worth of our ordinary shares or ADSs representing ordinary shares over the 12 months starting from November 30, 2018, which plan was early terminated on November 20, 2019.

(3)         On November 17, 2019, our board of directors authorized a share purchase plan under which we are authorized to repurchase our class A ordinary shares in the form of ADSs with an aggregate value of up to US$6 million during the 6-month period starting from November 20, 2019.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Section 303A.01 of the NYSE Listed Company Manual requires a listed company to have a majority of independent directors.

Section 303A.07(a) of the NYSE Listed Company Manual requires the audit committee to have a minimum of three members.

We are a Cayman Islands exempted company, and there are no requirements under applicable Cayman Islands law that correspond to these sections of the NYSE Listed Company Manual. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice and are exempted from the requirements of Sections 303A.01, and 303A.07(a) of the NYSE Listed Company Manual.

Our shareholders may be afforded less protection than they otherwise would under the New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers.

Other than the requirements discussed above, there are no significant differences between our corporate governance practices and those followed by domestic listed companies as required under the NYSE Listed Company Manual.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of CooTek (Cayman) Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1

Seventh Amended and Restated Memorandum and Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1, as amended, initially filed on August 16, 2018 (File No. 333- 226867))

2.1

Specimen American Depositary Receipt of the Registrant (included in Exhibit 2.3) (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

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

2.5*	Description of Securities
4.1

2012 Stock Incentive Plan(incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.2

2018 Share Incentive Plan(incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.4

Form of Employment Agreement between the Registrant and executive officers of the Registrant (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.5*

Executed form of exclusive business cooperation agreement between Shanghai Chule (CooTek) Information Technology Co., Ltd. and a VIE of the Registrant, as currently in effect, and a schedule of all executed exclusive business cooperation agreements adopting the same form in respect of each of the VIEs of the Registrant

4.6*

Executed form of exclusive purchase option agreements among Shanghai Chule (CooTek) Information Technology Co., Ltd. and each shareholder of the VIEs of the Registrant, as currently in effect, and a schedule of all executed exclusive purchase option agreements adopting the same form in respect of each of the VIEs of the Registrant

4.7*

Executed form of equity pledge agreements among Shanghai Chule (CooTek) Information Technology Co., Ltd. and each shareholder of the VIEs of the Registrant, as currently in effect, and a schedule of all equity pledge agreement adopting the same form in respect of each of the VIEs of the Registrant

4.8*

Executed form of powers of attorney granted by each shareholder of the VIEs of the Registrant, as currently in effect, and a schedule of all powers of attorney adopting the same form in respect of each of VIEs of the Registrant

Exhibit Number	Description of Document
4.9*

Executed form of loan agreement between Shanghai Chule (CooTek) Information Technology Co., Ltd. and each shareholder of the VIEs of the Registrant, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of each of the VIEs of the Registrant

4.10*	The form spouse consent letter signed by each spouse of the shareholders of the VIEs of the Registrant, as currently in effect
4.11

Series D-1 Preferred Share Purchase Agreement between the Registrant and other parties dated January 10, 2017 (incorporated by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.12

The form of audience network terms between Facebook, Inc. and Facebook Ireland Limited and us (incorporated by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.13

The form of Google DoubleClick Platform Services Terms and Conditions between Google Inc. and us (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.14

The form of DFP Small Business Online Standard Terms & Conditions between Google Inc. and us (incorporated by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.15

The form of Google AdSense Online Terms of Service between Google Inc. and us (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.16

The form of MoPub Terms of Service between Twitter, Inc. and the Registrant (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F (File No. 001-38665), filed with the Commission on April 15, 2019)

4.17*

The form of Ad Network Distribution Agreement between Beijing Youzhuju Network Technology Co., Ltd. and certain VIEs of the Registrant and a schedule of all executed Ad Network Distribution Agreements adopting the same form in respect of each of these VIEs of the Registrant

8.1*	List of Principal Subsidiaries and Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm

Exhibit Number	Description of Document
15.2*	Consent of Junhe LLP
15.3*	Consent of Maples and Calder (Hong Kong) LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*              Filed with this Annual Report on Form 20-F.

**           Furnished with Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CooTek (Cayman) Inc.

	By:	/s/Karl Kan Zhang
	Name:	Karl Kan Zhang
	Title:	Chairman of the Board of Directors and Chief Architect

Date: April 20, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of CooTek (Cayman) Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CooTek (Cayman) Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2019, the related consolidated statements of operations, comprehensive (loss) income, changes in shareholders’ equity , and cash flows for each of the three years in the period ended December 31, 2019 and the related notes and the financial statement schedule included in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of Company as of December 31, 2018 and 2019, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 20, 2020

We have served as the Company’s auditor since 2018.

COOTEK (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

		As of December 31, 2018	As of December 31, 2019
	Note	US$	US$
ASSETS
Current assets:
Cash and cash equivalents		84,859,915	59,905,827
Restricted cash		—	60,204
Short-term investments		—	571,508
Accounts receivable, net of allowance for doubtful accounts of US$1,286,120 and US$1,774,192 as of December 31, 2018 and 2019, respectively	3	23,373,969	27,254,634
Prepaid expenses and other current assets	4	4,942,285	7,847,794
Total current assets		113,176,169	95,639,967
Property and equipment, net	5	4,211,051	5,669,849
Intangible assets, net	6	—	267,736
Long-term investment	7	500,032	—
Other non-current assets	8	555,922	259,108
TOTAL ASSETS		118,443,174	101,836,660
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the Company. See Note 2(b)):
Accounts payable		24,780,899	37,877,800
Short-term bank borrowings	9	—	9,012,645
Accrued salary and benefits		4,535,133	5,598,425
Accrued expenses and other current liabilities	10	3,582,160	5,955,956
Deferred revenue		344,361	3,887,908
Total current liabilities		33,242,553	62,332,734
Other non-current liabilities		877,826	595,563
TOTAL LIABILITIES		34,120,379	62,928,297
Commitments	16
Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 13,750,000,000 shares authorized as of December 31, 2018 and 2019; 2,949,757,236 and 2,880,056,332 shares issued as of December 31, 2018 and 2019, respectively; 2,934,206,736 and 2,870,119,332 shares outstanding as of December 31, 2018 and 2019, respectively)	12	29,498	28,800
Class B ordinary shares (US$0.00001 par value; 250,000,000 shares authorized; 246,224,465 shares issued and outstanding as of December 31, 2018 and 2019)	12	2,462	2,462
Treasury shares (15,550,500 and 9,937,000 shares as of December 31, 2018 and 2019, respectively)	13	(2,499,167)	(1,063,547)
Additional paid-in capital		204,701,187	194,971,827
Accumulated deficit		(116,752,285)	(153,598,346)
Accumulated other comprehensive loss		(1,158,900)	(1,432,833)
Total Shareholders’ Equity		84,322,795	38,908,363
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		118,443,174	101,836,660

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the years ended December 31,
		2017	2018	2019
	Note	US$	US$	US$
Net revenues		37,334,966	134,109,632	177,883,105
Cost of revenue (including share-based compensation of US$31,510, US$53,850 and US$91,597 in 2017, 2018 and 2019, respectively)		(20,101,386)	(14,932,713)	(15,300,854)
Gross profit		17,233,580	119,176,919	162,582,251
Operating expenses:
General and administrative expenses (including share-based compensation of US$1,777,941, US$389,802 and US$568,077 in 2017, 2018 and 2019, respectively)		(8,366,698)	(10,728,807)	(16,256,192)
Research and development expenses (including share-based compensation of US$544,786, US$1,788,724 and US$2,806,587 in 2017, 2018 and 2019, respectively)		(12,868,356)	(19,324,657)	(26,935,497)
Sales and marketing expenses (including share-based compensation of US$70,707, US$127,095 and US$196,224 in 2017, 2018 and 2019, respectively)		(20,161,353)	(80,729,626)	(157,027,956)
Other operating income, net		190,338	1,609,159	872,269
Total operating expenses		(41,206,069)	(109,173,931)	(199,347,376)
(Loss) Income from operations		(23,972,489)	10,002,988	(36,765,125)
Interest income, net		481,932	214,730	763,497
Impairment loss of investment		—	—	(500,032)
Foreign exchange losses, net		(169,556)	(70,033)	(342,687)
(Loss) Income before income taxes		(23,660,113)	10,147,685	(36,844,347)
Income tax expense	11	(800)	(220)	(1,714)
Net (loss) Income		(23,660,913)	10,147,465	(36,846,061)
Deemed dividend from repurchase of preferred shareholders		(1,028,055)	—	—
Net (loss) Income attributable to ordinary shareholders		(24,688,968)	10,147,465	(36,846,061)
Net (Loss) Income per ordinary share:	15
Basic		(0.03)	0.003	(0.01)
Diluted		(0.03)	0.003	(0.01)
Net (Loss) Income per ADS:
Basic		(1.37)	0.17	(0.58)
Diluted		(1.37)	0.15	(0.58)
Weighted average shares used in calculating net (loss) income per ordinary share:
Basic		898,781,587	1,464,257,884	3,155,082,983
Diluted		898,781,587	1,591,094,630	3,155,082,983

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	For the years ended December 31,
	2017	2018	2019
	US$	US$	US$
Net (Loss) Income	(23,660,913)	10,147,465	(36,846,061)
Other comprehensive loss
Foreign currency translation adjustments, net of tax of nil	1,783,245	(2,251,548)	(273,933)
Comprehensive (Loss) Income	(21,877,668)	7,895,917	(37,119,994)

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’  EQUITY

	Ordinary shares		Class A Ordinary shares		Class B Ordinary shares		Treasury Shares		Additional paid- in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity
	Shares	US$	Shares	US$	Shares	US$	Shares	US$	US$	US$	US$	US$

Balance at January 1, 2017	912,551,946	9,126	—	—	—	—	—	—	1,153,423	(101,028,568)	(690,597)	(100,556,616)
Net loss	—	—	—	—	—	—	—	—	—	(23,660,913)	—	(23,660,913)
Share-based compensation	—	—	—	—	—	—	—	—	876,560	—	—	876,560
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	1,783,245	1,783,245
Repurchase of ordinary shares —(Note 12)	(14,158,256)	(142)	—	—	—	—	—	—	—	(1,451,474)	—	(1,451,616)
Repurchase of Series A Preferred Shares	—	—	—	—	—	—	—	—	(1,153,423)	(758,795)	—	(1,912,218)
Balance at December 31, 2017	898,393,690	8,984	—	—	—	—	—	—	876,560	(126,899,750)	1,092,648	(124,921,558)
Net Profit	—	—	—	—	—	—	—	—	—	10,147,465		10,147,465
Conversion of Class A/B ordinary shares upon the completion of initial public offering(“IPO”)	(898,393,690)	(8,984)	652,169,225	6,522	246,224,465	2,462	—	—	—	—	—	—
Repurchase of ordinary shares (Note 12)	—	—	—	—	—	—	15,550,500	(2,499,167)	—	—	—	(2,499,167)
Issuance of ordinary shares for IPO, net of issuance costs(Note 12)	—	—	217,500,000	2,175	—	—	—	—	45,118,147	—	—	45,120,322
Conversion of preferred shares into Class A ordinary shares upon IPO(Note 12)	—	—	2,079,938,011	20,799	—	—	—	—	156,347,011	—	—	156,367,810
Share-based compensation	—	—	—	—	—	—	—	—	2,359,471	—	—	2,359,471
Issuance of ordinary shares upon vesting of restricted shares (Note 14)	—	—	150,000	2	—	—	—	—	(2)	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	(2,251,548)	(2,251,548)
Balance at December 31, 2018	—	—	2,949,757,236	29,498	246,224,465	2,462	15,550,500	(2,499,167)	204,701,187	(116,752,285)	(1,158,900)	84,322,795
Net Loss	—	—								(36,846,061)		(36,846,061)
Issuance of ordinary shares upon vesting of restricted shares(Note 14)	—	—	5,038,146	50	—	—	—	—	(50)	—	—	—
Repurchase of ordinary shares (Note 13)	—	—	—	—	—	—	80,311,250	(12,283,426)	—	—	—	(12,283,426)
Exercise of share options(Note 14)	—	—	11,185,700	111	—	—	—	—	326,392	—	—	326,503
Share-based compensation	—	—	—	—	—	—	—	—	3,662,485	—	—	3,662,485
Cancellation of treasury shares(Note 13)	—	—	(85,924,750)	(859)	—	—	(85,924,750)	13,719,046	(13,718,187)	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	(273,933)	(273,933)
Balance at December 31, 2019	—	—	2,880,056,332	28,800	246,224,465	2,462	9,937,000	(1,063,547)	194,971,827	(153,598,346)	(1,432,833)	38,908,363

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2017	2018	2019
	US$	US$	US$
Cash flows from operating activities:
Net (loss) income	(23,660,913)	10,147,465	(36,846,061)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	899,018	1,153,606	3,005,008
Provision for allowance of doubtful accounts	1,295,149	11,422	4,104,458
Impairment loss of investment	—	—	500,032
Share-based compensation	876,560	2,359,471	3,662,485
Loss (gain) on disposal of property and equipment	2,160	801	(1,227)
Changes in assets and liabilities:
Accounts receivable	(9,622,450)	(12,578,516)	(7,868,673)
Prepaid expenses and other current assets	(1,137,368)	222,083	(2,939,454)
Other non-current assets	(332,826)	(32,353)	280,438
Accounts payable	1,611,991	19,354,959	12,964,414
Accrued salary and benefits	1,074,075	1,302,591	1,089,969
Accrued expenses and other current liabilities	897,784	430,326	3,234,779
Deferred revenue	47,668	(158,401)	3,431,816
Other non-current liabilities	—	892,551	(282,263)
Net cash (used in) provided by operating activities	(28,049,152)	23,106,005	(15,664,279)

Cash flows from investing activities:
Purchases of property and equipment and intangible assets	(1,489,567)	(3,533,121)	(4,760,874)
Proceeds from disposal of property and equipment	—	—	1,299
Advances to related parties	(293,285)	—	—
Purchases of short-term investments	—	—	(571,352)
Repayment of advances to related parties	24,440	378,111	—
Purchases of long-term investment	—	(500,032)	—
Net cash used in investing activities	(1,758,412)	(3,655,042)	(5,330,927)

Cash flows from financing activities:
Proceeds from bank borrowings	1,869,493	—	14,083,153
Repayment of bank borrowings	(4,016,257)	(3,261,936)	(5,112,762)
Proceeds from issuance of preferred shares	20,000,000	—	—
Repurchase of ordinary shares	(1,451,616)	—	—
Repurchase of preferred shares	(2,000,000)	—	—
Proceeds from issuance of ordinary shares upon exercise of options	—	—	326,503
Proceeds from IPO	—	48,546,000	—
Cash paid for deferred issuance costs		(2,615,726)	(809,952)
Payment of share repurchase	—	(2,499,167)	(12,283,426)
Net cash (used in) provided by financing activities	14,401,620	40,169,171	(3,796,484)

Net (decrease) increase in cash, cash equivalents, and restricted cash	(15,405,944)	59,620,134	(24,791,690)
Cash, cash equivalents, and restricted cash at beginning of year	41,344,623	27,026,240	84,859,915
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,087,561	(1,786,459)	(102,194)
Cash, cash equivalents, and restricted cash at end of year	27,026,240	84,859,915	59,966,031

Supplemental disclosure of cash flow information:
Income taxes paid	800	220	1,714
Interest paid	172,563	92,041	134,991
Supplemental disclosure of noncash investing and financing activities:
Deferred issuance costs not yet paid	—	809,952	—
Purchases of property and equipment included in payables	—	—	310,865
Reconciliation in amounts on consolidated balance sheets:
Cash and cash equivalents	26,720,158	84,859,915	59,905,827
Restricted cash	306,082	—	60,204

Total cash, cash equivalents, and restricted cash	27,026,240	84,859,915	59,966,031

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Principal Activities

CooTek (Cayman) Inc. (the “Company”) was incorporated in the Cayman Islands on March 5, 2012. The Company, its subsidiaries and its consolidated Variable Interest Entities (“VIEs”) (collectively referred to as the “Group”) are a fast-growing mobile internet company with a global vision, offering mobile applications including a portfolio of content-rich mobile applications, TouchPal Phone book and TouchPal Smart Input.

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

On October 2, 2018 the Group completed its initial public offering (“IPO”) and issued 4,350,000 American depositary shares representing 217,500,000 of the Group’s ordinary shares. Net proceeds from the IPO after deducting underwriting discount and offering costs were US$45.1 million.

2. Summary of Significant Accounting Policies

(a)   Basis of Presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)   Principles of Consolidation

The consolidated financial statements include the financial information of the Company, its wholly owned subsidiaries and its consolidated VIEs. All intercompany balances and transactions have been eliminated upon consolidation.

Applicable PRC laws and regulations currently limit foreign ownership of companies that provide internet content distribution services and any other restrictions. The Company is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Company are not eligible to engage in provisions of internet content or online services. The Group therefore conducts its online business through the following major consolidated VIEs:

•Shanghai ChuBao (CooTek) Information Technology Co., Ltd. (“Chu Bao”)

•Yingsun Information Technology (Ningbo) Co., Ltd. (“Yingsun”)

•Shanghai Qiaohan Technology Co., Ltd. (“Qiaohan”)

•Molihong (Shenzhen) Internet Technology Co., Ltd. (“Molihong”)

To provide the Group effective control over the VIEs and receive substantially all of the economic benefits of the VIEs, the Company’s wholly owned subsidiary, Shanghai ChuLe (CooTek) Information Technology Co., Ltd. (“Chu Le” or “WFOE”) entered into a series of contractual arrangements, described below, with The VIEs and their respective shareholders.

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

Exclusive Purchase Option Agreements

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

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Voting Rights Proxy Agreements & Irrevocable Powers of Attorney and Exclusive Purchase Option Agreements provide the Company effective control over the VIEs and its subsidiaries, while the Exclusive Business Cooperation Agreements and Equity Pledge Agreements secure the obligations of the shareholders of the VIEs under the relevant agreements. Because the Company, through the WFOE, has (i) the power to direct the activities of the VIEs that most significantly affect the entity’s economic performance and (ii) the right to receive substantially all of the benefits from the VIEs, the Company is deemed the primary beneficiary of the VIEs. Accordingly, the Company has consolidated the VIEs’ financial results of operations, assets and liabilities in the Group’s consolidated financial statements. The aforementioned agreements are effective agreements between a parent and consolidated subsidiaries, neither of which is accounted for in the consolidated financial statements or are ultimately eliminated upon consolidation (i.e. service fees under the Exclusive Business Cooperation Agreement).

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

	As of December 31,
	2018	2019
	US$	US$
ASSETS
Cash and cash equivalents	1,114,076	13,714,304
Restricted cash	—	203
Short-term investments	—	21,502
Accounts receivable, net	2,273,325	21,582,641
Prepaid expense and other assets	2,613,413	3,643,649
Property and equipment, net	56,555	496
Intangible assets, net	—	47,122
Other non-current assets	1,759	—
Total Assets	6,059,128	39,009,917

LIABILITIES
Accounts payable	570,504	35,002,827
Short-term bank borrowings	—	408,264
Accrued salary and benefits	416,749	275,091
Accrued expenses and other current liabilities	518,357	1,385,303
Deferred revenue	157,793	3,658,808
Total Liabilities	1,663,403	40,730,293

	For the years ended December 31,
	2017	2018	2019
	US$	US$	US$
Net revenues	8,353,270	9,542,004	91,701,068
Loss from operations	(280,269)	(105,639)	(26,589,386)
Net loss	(297,852)	(84,565)	(27,062,076)
Net cash (used in) provide by operating activities	(2,645,362)	672,355	(8,917,209)
Net cash used in investing activities	(1,734)	(59,498)	(21,502)
Net cash provided by (used in) financing activities	45,673	(810,537)	405,304

The VIEs’ assets are comprised of recognized and unrecognized revenue-producing assets. The recognized revenue producing assets mainly include purchased servers and software, which are presented in the account of “Property and equipment, net” and “Intangible assets, net”. The unrecognized revenue-producing assets mainly consist of the Internet Content Provider license (“ICP” license), trademarks, copyrights and registered patents, which are not recognized in the consolidated balance sheets.

Revenues of VIEs included in the consolidated financial statements mainly include revenue of advertising services. The VIEs contributed 22%, 7% and 52% of the Group’s consolidated net revenues for years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2018 and 2019, the VIEs accounted for an aggregate of 5% and 38% respectively, of the consolidated total assets, and 5% and 65% respectively, of the consolidated total liabilities.

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

The Group believes that there are no assets held in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and the PRC statutory reserves. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 19 for disclosure of restricted net assets.

(c)   Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements including but not limited to allowance for doubtful accounts, valuation of ordinary shares and preferred shares, valuation allowances of deferred tax assets, and valuation of share-based compensation. Actual results may differ materially from those estimates.

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

•Level 2—Significant inputs are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and model-derived valuations in which significant inputs and significant value drivers are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

•Level 3—Significant unobservable inputs that cannot be corroborated by observable market data and reflect management’s estimates of assumptions that market participants would use to price an asset or liability.

Since January 1, 2019, the Group adopted the ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10). Under the new Accounting Standards Codification (“ASC”), entities no longer use the cost method of accounting as it was applied before and the new ASC requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, a company can elect to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer (the “measurement alternative”). After management’s assessment of each of the equity investments described in Note 7, management concluded that investments do not have readily determinable fair values, and elects the measurement alternative.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

(e)   Financial Instruments

The Group’s financial instruments consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable, other current liabilities and short-term bank borrowings. The carrying amounts of these financial instruments as of December 31, 2018 and 2019 were considered representative of their fair values due to their short-term nature.

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

The Group has chosen the US$ as its reporting currency. Assets and liabilities have been translated using exchange rates prevailing on the balance sheet date. Equity accounts are translated at historical exchange rates. Income statement items have been translated using the average exchange rate for the year. Translation adjustments have been reported as cumulative translation adjustments and are shown as a component of other comprehensive income/loss in the consolidated statements of comprehensive (loss) income and consolidated statements of changes in shareholders’ equity.

(g)   Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange in the PRC, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents and restricted cash denominated in RMB amounted to RMB74,384,717 (amounted to US$10,838,197) and RMB 139,905,845 (amounted to US$20,054,735) as of December 31, 2018 and 2019, respectively.

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

(i)  Short-term Investments

Short-term investments primarily comprises of the time deposits with maturities between three months and one year. The Group classifies the short-term investments as “Held-to-maturity” securities and stated at amortized cost.

For investments classified as held-to-maturity securities, the Group evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Company’s policy and ASC 320. The other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the investment’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. No impairment losses in relation to its short-term investments were recorded for the year ended December 31, 2019.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

(j)   Accounts Receivable, net

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

(k)   Long-term Investments

Long-term investments consist of equity investments in other privately-held companies. Prior to January 1, 2019, for equity investment over which the Group does not have significant influence or control, the cost method of accounting was used. Effective from January 1, 2019, upon adoption of ASC 321, the Company elected to measure the investments without readily determinable fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recognized in the consolidated statements of operations equal to the excess of the investment’s cost over its fair value when the impairment is deemed other-than-temporary. The Group recognized nil, nil and US$500,032 of impairment loss to write down the long-term investments for the years ended December 31, 2017, 2018 and 2019.

(l)   Property and Equipment, net

Property and equipment is recorded at cost less accumulated depreciation and impairment. Depreciation expense of long-lived assets is recorded as either cost of revenue or operating expenses, as appropriate. Depreciation is computed using the straight-line method over the following estimated useful lives by major asset category:

Electronic equipment	3 years
Office equipment and furniture	3 - 5 years
Motor vehicles	3 years
Leasehold improvement	Shorter of the lease term or expected useful life

Repair and maintenance costs are charged directly to expense as incurred, whereas the cost of renewals and improvement that extend the useful lives of property and equipment are capitalized as additions to the related assets.

(m)  Intangible Assets

Intangible assets mainly consist of externally purchased software which are amortized over an estimated useful life of 3-10 years on a straight-line basis.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

(n)   Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Factors considered important that could result in an impairment review include, but are not limited to, significant under-performance relative to historical or planned operating results, significant changes in the manner of use or expected life of the assets or significant changes in our business strategies. An impairment analysis is performed at the lowest level of identifiable cash flows for an asset or asset group based on valuation techniques such as discounted cash flow analysis. An impairment charge is recognized when the estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset, if any, are less than the carrying value of the asset net of other liabilities. The estimation of future cash flows requires significant management judgment and actual results may differ from estimated amounts. No impairment was recognized for the years ended December 31, 2017, 2018 and 2019.

(o)   Treasury Shares

Treasury shares represents ordinary shares repurchased by the Company that are no longer outstanding and are held by the Group. Treasury shares is accounted for under the cost method. Under this method, repurchase of ordinary shares was recorded as treasury shares at historical purchase price. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings.

(p)   Revenue Recognition

Mobile Advertising

The Group generates substantially all of its revenue through mobile advertising. The Group also generates other revenues through cloud call business and licensing of its Smart Inputs products. As of January 1, 2019, the Group adopted ASU 2014-09 Revenue from Contracts with Customers - Topic 606 and all subsequent ASUs that modified ASC 606. The Group has elected to apply the ASU and all related ASUs under the modified retrospective method to all contracts that were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period. The Group did not note any effects of applying the new revenue standard as an adjustment to the opening balance of retained earnings at the beginning of 2019.

In order to achieve that core principle, the Company applies the following five-step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

The Group provides advertising services to customers for promotion of their brands through its mobile applications, including a portfolio of content-rich mobile applications, Touchpal Phonebook and Touchpal Smart Input. The Group has two general pricing models for its advertising products: cost over a time period and cost for performance basis including per impression basis. For advertising contracts over a time period, the Group generally recognizes revenue ratably over time, because the customer simultaneously receives and consumes the benefits as the Group performs throughout a fixed contract term. For contracts that are charged on the cost for performance basis, the Group charges an agreed-upon fee to its customers determined based on the effectiveness of advertising links, which is typically measured by clicks, transactions installations, user registrations, and other actions originating from the Group’s mobile applications. Revenue is recognized at a point in time when there is an effective click, transaction, installations, user registrations, and other actions originating from the Group’s mobile applications. For contracts that are charged on the cost per impression basis, the Group recognizes the revenue at a point in time when the impressions are delivered. Revenue for performance-based advertising services is recognized at a point in time when all the revenue recognition criteria are met.

Others

The Group also generates other revenues through cloud call business and licensing of its Smart Inputs products and Revenue is recognized when service is rendered.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

(p)   Revenue Recognition (Continued)

Sales Incentives

The Group provides sales incentives to certain customers in the form of sales rebates which entitle them to receive reductions in the price. The Group accounts for these incentives granted to customers as variable consideration and records it as reduction of revenue. The amount of variable consideration is measured based on the most likely amount of incentives to be. For the years ended December 31, 2017, 2018 and 2019, the rebates recorded by the Group were US$1,833,085, US$405,385 and US$6,473,774, respectively.

Disaggregation of Revenue

In the following table, revenue is disaggregated by revenue streams and geographic location of customers’ headquarters.

	For the year ended December 31,
	2017	2018	2019
	US$	US$	US$
Revenue:
Advertising revenue	35,032,557	131,287,334	175,040,033
Other revenue	2,302,409	2,822,298	2,843,072
Total	37,334,966	134,109,632	177,883,105

	For the year ended December 31,
	2017	2018	2019
	US$	US$	US$
USA	20,246,637	108,309,547	53,469,745
PRC	15,393,590	25,502,479	121,105,976
Others	1,694,739	297,606	3,307,384
Total	37,334,966	134,109,632	177,883,105

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced, and revenue recognized prior to invoicing when the Group has satisfied its performance obligations and has the unconditional right to payment.

Contract liabilities include payments received in advance of performance under the contract or for differences between the amount billed to a customer and the revenue recognized for the completed performance obligation which is presented as deferred revenue on the consolidated balance sheets. Due to the generally short-term duration of the Group’s contracts, the majority of the performance obligations are satisfied in one year. The movements of the Group’s accounts receivable and deferred revenue are as follows:

	Accounts Receivable	Deferred Revenue
	US$	US$
Opening Balance as of January 1, 2018	10,979,821	521,640
Increase/(decrease), net	12,394,148	(177,279)
Ending Balance as of December 31, 2018	23,373,969	344,361
Increase, net	3,880,665	3,543,547
Ending Balance as of December 31, 2019	27,254,634	3,887,908

Revenue amounted US$521,640 and US$344,361 were recognized in the years ended December 31, 2018 and 2019, respectively, that were included in the balance of deferred revenue at the beginning of the each year.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

(p)   Revenue Recognition (Continued)

Transaction Price Allocated to the Remaining Performance Obligations

Revenue expected to be recognized in any future year related to remaining performance obligations, excluding revenue pertaining to contracts that have an original expected duration of one year or less, contracts where revenue is recognized as invoiced and contracts with variable consideration related to undelivered performance obligations, is not material.

Practical Expedients and Exemptions

The Group elects not to disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less (ii) contracts for which the Group recognizes revenues at the amount to which it has the right to invoice for services performed and (iii) contracts with variable consideration related to wholly unsatisfied performance obligations.

(q)   Cost of Revenue

Cost of revenues consists of direct costs primarily relating to generating advertising revenue, which includes bandwidth costs and cloud service costs, Voice-over Internet Protocol (“VoIP”) related expenses which are charged by telecommunication providers for the Group’s VoIP products, such as TouchPal Phonebook, depreciation expenses and service fees for internet data center, and salary and benefits expenses of operation and maintenance department.

(r)   Research and Development Expenses

Research and development expenses primarily consist of (1) salary and benefits expenses incurred in the research and development of new products and new functionality, and (2) general expenses and depreciation expenses associated with the research and development activities.

Expenditures incurred during the research phase are expensed as incurred and no research and development expenses were capitalized as of December 31, 2017, 2018 and 2019.

(s)   Sales and Marketing Expenses

Sales and marketing expenses primarily consist of advertising expenses, salaries and benefits of sales and marketing personnel and fees paid to mobile device manufacturers to pre-install the Group’s Smart Input products. Advertising expenses represent payment to the third parties for online user acquisition of the Group’s products via social media and demand-side platforms. Advertising expenses are expensed as sales and marketing expenses when the services are received. Such expenses amounted to US$12,858,629, US$68,471,237 and US$147,798,957, for the years ended December 31, 2017, 2018 and December 31, 2019, respectively.

(t)   Operating Leases

Leases where substantially all the rewards and risk of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease term.

(u)   Income Taxes

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

(u)   Income Taxes (Continued)

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

The actual benefits that are ultimately realized may differ from estimates. As each audit is concluded, adjustments, if any, are recorded in the financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2017, 2018 and 2019, the Group did not have any significant unrecognized uncertain tax positions.

(v)   Employee Contribution Plan

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

(w)   Share-based Compensation

Fair value recognition provisions according to ASC718, Compensation—Stock Compensation: Overall, is applied to share-based compensation, which requires the Group to recognize expense for the fair value of its share-based compensation awards. Compensation expense adjusted for forfeiture effect on a straight-line basis over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

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

After the IPO of the Group, the Group determines fair value of share options as of the grant date using binomial option pricing model and the fair value of restricted share units as of the grant date based on the fair market value of the underlying ordinary shares.

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

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

(x)   Comprehensive (Loss) Income

Comprehensive (Loss) Income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, the Group’s total comprehensive (loss) income includes net loss and foreign currency translation adjustments.

(y)   (Loss) Earnings Per Share

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

Diluted (loss) earnings per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had convertible redeemable preferred shares, share options and non-vested restricted share units, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted (loss) income per share, the effect of the convertible redeemable preferred shares is computed using the as-if-converted method; the effect of the stock options and non-vested restricted share units is computed using the treasury stock method.

(z)   Concentration and risks

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable and prepayments. The Group places its cash and cash equivalents and short-term investments with financial institutions with high-credit ratings and quality. The Group conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. With respect to prepayments, the Group performs on-going credit evaluations of the financial condition of these suppliers and has noted no significant credit risk.

The following customers accounted for 10% or more of revenue:

	For the years ended December 31,
	2017		2018		2019
	USD	%	USD	%	USD	%
Company A	6,919,426	18.53%	*	*	*	*
Company B	7,467,645	20.00%	73,116,840	54.52%	21,335,698	11.99%
Company C	*	*	14,609,270	10.89%	*	*
Company D	*	*	*	*	51,013,296	28.68%
Company E	*	*	*	*	21,988,975	12.36%
Company F	*	*	*	*	28,417,379	15.98%

The following customers accounted for 10% or more of accounts receivable:

	As of December 31,
	2018		2019
	US$	%	US$	%
Company B	8,856,527	37.89%	*	*
Company C	2,928,045	12.53%	*	*
Company D	*	*	17,944,840	61.82%
Company E	*	*	4,142,638	14.27%
Company F	*	*	3,840,005	13.23%

* Less than 10%.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

(aa)   Recent Accounting Pronouncements

New accounting pronouncements recently adopted

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued ASU 2014-09, Revenue from Contracts with Customers, which supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The Group adopted the new revenue standard beginning January 1, 2019 using the modified retrospective transition method. The impact of adopting this ASU is immaterial to the consolidated financial statements and there is no adjustment to the beginning accumulated deficit on January 1, 2019.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which amends various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. Under the new ASC, entities no longer use the cost method of accounting as it was applied before and the new ASC requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, a company can elect to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer (the “measurement alternative”). The guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, for public business entities. The Group as an emerging growth company (“EGC”) has elected to adopt this standard as of the effective date applicable to nonissuers. The Group adopted this ASU beginning January 1, 2019, which had no material impact on its consolidated financial statements.

New accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize leases on balance sheet and disclose key information about lease arrangements. The new standard establishes a right-of-use (“ROU”) model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with terms of longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The standard is effective on January 1, 2019, with early adoption permitted, for public business entity (“PBE”). And it is effective on January 1, 2020 for non-issuers and PBEs that meet the definition of a PBE solely because their financial statements or financial information is included in a filing with the SEC. In July 2018, the FASB issued an update that provided an additional transition option that allows companies to continue applying the guidance under the lease standard in effect at that time in the comparative periods presented in the consolidated financial statements. Companies that elect this option would record a cumulative-effect adjustment to the opening balance of retained earnings on the date of adoption. In November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-02 to be January 1, 2021 for non-issuers. The Group as an EGC has elected to adopt the new lease standard as of the effective date applicable to nonissuers and will implement the new lease standard on January 1, 2021 using the modified retrospective method. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. In addition, the Group will elect the transition practical referred to as the “package of three”, that must be taken together and allows entities to (1) not reassess whether existing contracts contain leases, (2) carryforward the existing lease classification, and (3) not reassess initial direct costs associated with existing leases. The Group is in the process of evaluating the impact on its consolidated financial statements, as well as the impact of adoption on policies, practices, systems and financial statement disclosures. As of December 31, 2019, the Group has US$3.6 million of future minimum operating lease commitments that are not currently recognized on its consolidated balance sheets (see note 16).

In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU provides more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. This ASU is effective for annual and interim periods beginning after December 15, 2019 for the public business entities. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. In November 2019, the FASB issued ASU No. 2019-10 which delayed the effective date of ASU 2016-13 for smaller reporting companies (as defined by the U.S. Securities and Exchange Commission) and other non-SEC reporting entities to fiscal years beginning after December 15, 2022, including interim periods within those fiscal periods. Early adoption is permitted. The Company is currently assessing the impact the guidance will have on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which changes certain disclosure requirements, including those related to Level 3 fair value measurements. The standard will be effective for annual reporting periods beginning after December 15, 2019. Early adoption is permitted. The Group will adopt this ASU on January 1, 2020 and does not expect the adoption of this ASU to have a significant impact on its consolidated financial statements.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

(aa)   Recent Accounting Pronouncements (Continued)

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities: The amendments in this ASU are effective for public business entities with fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The amendments are also effective for private entities with fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. All entities are required to apply the amendments in this ASU retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted. The Group will early adopt this ASU on January 1, 2020 and does not expect the adoption of this ASU to have a significant impact on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) — Simplifying the Accounting for Income Taxes. The ASU is expected to reduce cost and complexity related to the accounting for income taxes by removing specific exceptions to general principles in Topic 740 (eliminating the need for an organization to analyze whether certain exceptions apply in a given period) and improving financial statement preparers’ application of certain income tax-related guidance. This ASU is part of the FASB’s simplification initiative to make narrow-scope simplifications and improvements to accounting standards through a series of short-term projects. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The Group does not expect the adoption of ASU 2020-01 to have a material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) — Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The ASU is based on a consensus of the Emerging Issues Task Force and is expected to increase comparability in accounting for these transactions. ASU 2016-01 made targeted improvements to accounting for financial instruments, including providing an entity the ability to measure certain equity securities without a readily determinable fair value at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.  Among other topics, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting. For public business entities, the amendments in the ASU are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The Group does not expect the adoption of ASU 2020-01 to have a material impact on its consolidated financial statements.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2017	2018	2019
	US$	US$	US$
Accounts receivable	12,274,970	24,660,089	29,028,826
Allowance for doubtful accounts:
Balance at beginning of the year	—	(1,295,149)	(1,286,120)
Additions/(reversals) charged to bad debt expense	(1,295,149)	(11,422)	(4,104,458)
Write-off	—	15,379	3,616,076
Foreign exchange effect	—	5,072	310
Balance at end of the year	(1,295,149)	(1,286,120)	(1,774,192)
Accounts receivable, net	10,979,821	23,373,969	27,254,634

4. Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the followings:

	As of December 31,
	2018	2019
	US$	US$
Value added tax recoverable	2,484,881	3,750,491
Other receivables	383,362	1,575,467
Advance to suppliers	964,223	1,545,793
Others	1,109,819	976,043
Prepaid expenses and other current assets	4,942,285	7,847,794

5. Property and Equipment, Net

Property and equipment, net, consisted of the followings:

	As of December 31,
	2018	2019
	US$	US$
Electronic equipment	6,353,867	9,622,184
Office equipment and furniture	157,009	334,452
Motor vehicles	82,470	82,470
Leasehold improvements	596,345	1,410,105
Construction in progress	23,714	76,200
Total	7,213,405	11,525,411
Less: Accumulated depreciation	(3,002,354)	(5,855,562)
Property and equipment, net	4,211,051	5,669,849

For the years ended December 31, 2017, 2018 and 2019, depreciation expenses were US$899,018, US$1,153,606 and US$2,958,276, respectively.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Intangible Assets, net

Intangible assets, net consist of the following:

	As of December 31,
	2018	2019

Purchased software	—	314,468
Less: Accumulated amortization	—	(46,732)
Intangible Assets, net	—	267,736

Amortization expense of intangible assets for the years ended December 31, 2018 and 2019 amounted to nil and US$46,732, respectively. Estimated amortization expenses of the existing intangible assets for each of the five years ending December 31, 2024 and thereafter is US$76,567, US$69,871, US$61,524, US$44,831and US$14,943, respectively.

7. Long-term investment

In May 2018, the Group acquired 7.42% equity interests in a privately-held company for cash consideration of US$0.5 million, which the Group plans to hold for long term investment purpose. The Group measures its equity securities without a readily determinable fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Group recognized a full impairment on this investment in 2019.

8. Other non-current assets

As of December 31, 2018 and 2019, the Group’s other non-current assets consisted of prepaid service fees for internet data center in the amount of US$555,922 and US$259,108, respectively.

9. Short-term bank borrowings

The Group’s bank borrowings consisted of the following:

	As of December 31,
	2018	2019
	US$	US$

Short-term borrowings	—	9,012,645

In July 2016, the Group entered into a credit facility agreement with a commercial bank under which the Group can draw-down up to US$6.0 million by October, 2018. In October 2019, the Group renewed the bank credit facility under which the Group can borrow up to US$6.0 million collateralized by its accounts receivable by October, 2020. The interest rate for this credit facility is the PBOC base interest rate plus 1.31%. In 2019, the Group has aggregately drawn down the credit facility of US$7.7 million and repaid US$1.9 million. The weighted average interest rate for borrowings drawn under such credit facility was 5.53% for the year ended December 31, 2019. The loan contains maximum quarterly net loss as financial covenants and the Group was in compliance on December 31, 2019.

In July 2018, the Group entered into a credit facility agreement with a commercial bank under which the Group can draw-down up to US$4.0 million by July, 2019. In October 2019, the Group renewed the bank credit facility under which the Group can borrow up to US$4.0 million collateralized by its accounts receivable by October 2020. The interest rate for this credit facility is Libor plus 4.7%, determined on the draw-down date. In 2019, the Group has aggregately drawn down the credit facility of US$6.4 million and repaid US$3.2 million. The weighted average interest rate for borrowings drawn under such credit facility was 6.12% for the year ended December 31, 2019. The loan contains maximum quarterly net loss as financial covenants and the Group was in compliance on December 31, 2019.

As of December 31 2019, the total available credit amount under facilities was US$1.0 million.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2018	2019
	US$	US$

Other tax payables (Note 1)	577,406	3,239,430
Accrued expenses (Note 2)	2,658,420	2,106,993
ADR reimbursement (Note 3)	117,176	136,129
Others	229,158	473,404
Total	3,582,160	5,955,956

Note 1: Other tax payables as of December 31, 2019, mainly consist value-added tax payable of US$2.5 million and other taxes such as individual income tax and stamp duty tax.

Note 2: Accrued expenses mainly consist accrued expenses related to fixed assets purchase, accrued professional service fees and other miscellaneous accrued marketing and operation expenses.

Note 3: According to the American Depositary Receipts (“ADR”) arrangement with Deutsche Bank, the Group has received reimbursements of US$0.7 million and US$0.1 million net off withholding tax after the closing of its IPO as a return for using Depositary Bank’s services in the year ended December 31, 2018 and 2019. The received reimbursements are amortized over the contract term of six and half year as other operating income. As of December 31, 2018, US$117,176 and US$604,630 were recorded in accrued expenses and other current liabilities and other non-current liabilities, respectively. As of December 31, 2019, US$136,129 and US$595,563 were recorded in accrued expenses and other current liabilities and other non-current liabilities, respectively.

11. Income Taxes Expenses

For the years ended December 31, 2017, 2018 and 2019, income tax expense were US$800, US$220 and US$1,714, respectively.

Cayman Islands

CooTek (Cayman) Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, CooTek (Cayman) Inc. is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

USA

TouchPal, Inc. is incorporated in U.S. and is subject to U.S. federal corporate income tax at a rate of 21%. TouchPal, Inc. is also subject to state income tax in California. TouchPal, Inc. has no taxable income for all periods presented, therefore, no provision for income taxes is required.

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

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries and VIEs incorporated in the PRC are subject to statutory rate of 25% with the exception of Chu Le. Chu Le is a foreign-invested enterprise established in June, 2012 located in Shanghai, China. Chu Le obtained the High and New Technology Enterprise (“HNTE”) certificate in 2017, valid for a period of 3 years from 2017 to 2019. For the year ended December 31, 2019, Chu Le was eligible for a preferential tax rate of 15%.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Income Taxes Expenses (Continued)

(Loss) Income before income taxes consists of:

	As of December 31,
	2017	2018	2019
	US$	US$	US$
PRC	(19,040,701)	15,175,153	(16,601,650)
HK	(4,831,278)	(2,396,163)	(14,046,405)
US	(40,430)	(337,157)	(2,744,517)
Cayman	252,296	(2,294,148)	(3,451,775)
	(23,660,113)	10,147,685	(36,844,347)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group has no deferred tax liabilities. The Group’s deferred tax assets were as follows:

	As of December 31,
	2017	2018	2019
	US$	US$	US$
Deferred tax assets:
Net operating loss carry-forward	18,939,915	17,044,260	18,196,880
Accrued expenses	3,128,537	2,496,850	3,833,970
Advertising fees	4,456,190	5,876,863	10,854,554
Deferred subsidies	7,425	71,705	70,193
Provision for doubtful accounts	216,415	214,327	515,870
Depreciation difference of property, plant and equipment	—	—	109,385
Impairment loss	—	—	82,505
Total deferred tax assets	26,748,482	25,704,005	33,663,357
Valuation allowance on deferred tax assets	(26,748,482	(25,704,005)	(33,663,357)
Net deferred tax assets	—	—	—

As of December 31, 2019, the PRC Companies had tax loss carry forwards amounted to US$51,274,123, of which US$2,129,293, US$6,897,407, US$15,123,101, US$822,050, US$9,169,755, US$17,132,517 will expire in 2020, 2021, 2022,2023,2024 and thereafter, respectively. As of December 31, 2019, the Hong Kong Companies had tax loss carry forwards of US$22,089,444, which can be offset in the future without anytime restriction.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Income Taxes Expenses (Continued)

The Group operates its business through its subsidiaries and VIEs. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2018 and 2019, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not.

The changes in valuation allowance are as follows:

	For the years ended December 31,
	2017	2018	2019
	US$	US$	US$
Balance at the beginning of the year	19,130,278	26,748,482	25,704,005
Movement	7,257,873	(567,897)	8,051,215
Tax loss carry forwards expired	(398,718)	(423,517)	(91,863)
Exchange difference effect	759,049	(53,063)	—
Balance at the end of the year	26,748,482	25,704,005	33,663,357

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

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million, equivalent to US$14,334, is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to the calendar year of 2019, the Group is subject to examination of the PRC tax authorities.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Income Taxes Expenses (Continued)

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under the tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely.

Aggregate accumulated deficit of the Group’s subsidiaries and VIEs located in the PRC was approximately US$94,847,639, US$79,285,723 and US$93,453,672 as of December 31, 2017, 2018 and 2019, respectively. Aggregate accumulated deficit of the Group’s subsidiaries located in Hong Kong was approximately US$5,932,444, US$11,801,220 and US$27,463,453 as of December 31, 2017, 2018 and 2019, respectively. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Group as of December 31, 2017, 2018 and 2019.

Reconciliations of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2017, 2018 and 2019 are as follows:

	For the years ended December 31,
	2017	2018	2019
Statutory income tax rate	25%	25%	25%
Valuation allowance	(27)%	(11)%	(26)%
Additional tax deduction	5%	(25)%	6%
Effect of different tax rate of subsidiary operation in other jurisdiction	(3)%	8%	(5)%
Expired tax loss	—	4%	—
Others	—	(1)%	—
Effective tax rate	—	—	—

12. Ordinary shares

In January 2017, the Group repurchased 14,158,256 shares of ordinary shares from certain founder shareholders, who are also employees of the Group, at the price of US$0.2119 per ordinary share. The repurchased shares were cancelled immediately. As the shares were repurchased above fair value, the Group recognized compensation expense which amounted to US$1,548,384 for the difference between the repurchase price and the fair value of the ordinary shares at the date of the repurchase.

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

Upon the IPO in October 2018, the Group issued 217,500,000 Class A ordinary shares with the price of US$0.24 per share, totaling to US$45.1 million after net-off the underwriting and discounts and commissions. All of the preferred shares were converted to 2,079,938,011 shares of Class A ordinary shares immediately upon the completion of the Group’s IPO.

13. Treasury shares

Treasury shares represent shares repurchased by the Group that are no longer outstanding and are held by the Group. As of December 31, 2018 and 2019, under the repurchase plan, the Group had repurchased an aggregate of 15,550,500 and 80,311,250 ordinary shares on the open market for a total cash consideration of US$2,499,167 and US$12,283,426, respectively, which were accounted for as the cost of the treasury shares.

As of and for the year ended December 31, 2019, 85,924,750 treasury shares have been cancelled.

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

In August 2018, The Group’s shareholders adopted the 2018 Share Incentive Plan (“2018 Plan”). The maximum aggregate number of shares which may be issued under the 2018 Plan shall initially be 2.0% of the total number of shares issued and outstanding immediately following the completion of IPO, plus an annual increase on the first day of each of the first five (5) complete fiscal years after the completion of IPO and during the term of this plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to 2.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting).

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

The Group uses the binomial option pricing model and the following assumptions to estimate the fair value of the options at the date of granted and there is no option granted in 2018:

	Year ended December 31
	2017	2019
Average risk-free rate of interest	2.27% - 2.45%	1.67%
Expected volatility	40.47% - 41.32%	42.50% - 43.22%
Dividend yield	0%	0%
Contractual term	10 years	10 years
Fair value of the underlying shares on the date of option grants	0.10 - 0.16	0.09 - 0.10

On November 6, 2018, the Board of Directors approved an option modification to reduce the exercise price of certain options granted to employees. All other terms of the share options granted remain unchanged. The modification resulted in incremental compensation cost of US$285,661, of which US$12,914 and US$87,904 was recorded during the years ended December 31, 2018 and 2019, respectively. The remaining $184,843 will be amortized over the remaining vesting period of the modified options, ranging from 2020 to 2021.

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

A summary of the aggregate option activity and information regarding options outstanding as of December 31, 2019 is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value	Weighted average grant date fair value
		US$		US$	US$

Outstanding on January 1, 2019	169,972,936	0.05	5.65	19,699,547	0.02
Granted	8,532,200	—			0.09
Forfeited	(6,518,454)	0.12			0.04
Expired	—	—			—
Exercised	(11,185,700)	0.03			0.02
Outstanding on December 31, 2019	160,800,982	0.05	4.91	8,667,606	0.03
Options exercisable on December 31, 2019	135,355,341	0.05	4.40	7,752,049	0.02
Vested or expected to vest as of December 31, 2019	160,800,982	0.05	4.91	8,667,606	0.03

The weighted average grant date fair values of options granted during the years ended December 31, 2017 and 2019 were US$0.04 and US$0.09, respectively, and no options granted during the years ended December 31, 2018.

For the year ended December 31, 2019, 11,185,700 of options were exercised with an aggregate intrinsic value of US$786,170. No options were exercised for the year ended December 31, 2018.

For the years ended December 31, 2017, 2018 and 2019, excluding the incremental compensation cost resulted from the modification discussed above, the Group recognized share-based compensation expense of US$876,560, US$779,582 and US$533,482, respectively. As of December 31, 2019, there was US$1,294,097 in total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted-average period of 2.12 years.

Restricted Share Units

In 2018 and 2019, the Group granted to certain employees 33,948,333 and 57,892,563 Restricted Share Units (“RSUs”). The RSUs have a contractual term of ten years and vest 25% on each anniversary over four years from the grant date. The vesting of these RSU is conditioned on continued employment. Compensation expense based on fair value is amortized over the requisite service period of award using the straight line vesting attribution method.

A summary of the RSU activity for the year ended December 31, 2019 is as follows:

	Number of restricted shares	Weighted average grant date fair value
	US$
Unvested restricted shares outstanding at January 1, 2019	32,368,333	0.26
Granted	57,892,563	0.16
Vested	(9,757,842)	0.25
Forfeited	(29,777,142)	0.18
Unvested restricted shares outstanding at December 31, 2019	50,725,912	0.20
Expected to vest at December 31, 2019	50,725,912	0.20

The share-based compensation expense related to RSUs of US$1,566,975 and US$3,041,099 were recognized by the Group for the years ended December 31, 2018 and 2019, respectively.

As of December 31, 2019, there was US$7,834,190 in unrecognized compensation costs, net of actual forfeitures, related to unvested restricted shares, which is expected to be recognized over a weighted-average period of 2.99 years.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Earnings (Loss) per share

Net earnings (loss) per share was computed by dividing net (loss) income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended December 31, 2017, 2018 and 2019:

	For the years ended December 31,
	2017	2018	2019
	US$	US$	US$
Numerator:
Net (loss) Income—basic and diluted	(23,660,913)	10,147,465	(36,846,061)
Deemed dividend from repurchase of Series A Preferred Shares	(1,028,055)	—	—
Net (loss) Income attributable to ordinary shareholders	(24,688,968)	10,147,465	(36,846,061)
Shares (Denominator):
Weighted average number of ordinary shares outstanding
Basic	898,781,587	1,464,257,884	3,155,082,983
Diluted	898,781,587	1,591,094,630	3,155,082,983
Net (loss) earnings per share—basic and diluted	(0.03)	0.003	(0.01)

The Group has determined that its convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group uses the two-class method of computing net income per share for ordinary and preferred shares according to their participation rights in undistributed earnings. However, undistributed net loss is only allocated to ordinary shareholders because holders of preferred shares are not contractually obligated to share losses.  All outstanding preferred shares have been converted to ordinary shares upon the Company’s initial public offering.

Diluted earnings per share are computed using the more dilutive of (a) the two-class method or (b) the if-converted method.

Diluted earnings per share for the year ended December 31, 2018 is computed using the two-class method as it is more dilutive than the if-converted method.

As of December 31, 2017, 2018 and 2019, diluted net (loss) earnings per share does not include the following instruments as their inclusion would be antidilutive:

	As of December 31,
	2017	2018	2019

Series A preferred shares	442,174,065	—	—
Series B preferred shares	423,682,617	—	—
Series B+ preferred shares	129,616,445	—	—
Series B-1 preferred shares	119,688,525	—	—
Series C preferred shares	651,629,045	—	—
Series D preferred shares	223,478,358	—	—
Series D-1 preferred shares	89,668,956	—	—
Share options	175,535,767	—	160,800,982
Restricted shares units	—	14,495,000	50,725,912
Total	2,255,473,778	14,495,000	211,526,894

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Commitments

Lease Obligations

The Group leases certain office premises under operating leases. The term of each lease agreement varies and may contain renewal options. Rental payments under operating leases are charged to operating expenses on a straight-line basis over the period of the lease based on contract terms. Rental expenses under operating leases for the year ended December 31, 2017, 2018 and 2019 were US$847,832, US$1,011,379 and US$1,712,513, respectively.

Future lease payments under operating leases as of December 31, 2019 were as follows:

Year ended December 31	US$
2020	1,480,123
2021	1,434,612
2022	635,678
2023	25,045
Total	3,575,458

The Group did not have other significant capital commitments or significant guarantees as of December 31, 2018 and 2019, respectively.

17. Segment Information

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

Information about the Group’s non-current assets is presented based on the geographical location of the assets as follows:

	As of December 31,
	2018	2019
	US$	US$
PRC	2,232,800	2,655,953
USA	3,034,205	3,540,740
Total	5,267,005	6,196,693

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Mainland China Contribution Plan

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan, pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were US$3,383,205, US$4,504,045 and US$5,627,573 for the years ended December 31, 2017, 2018 and 2019, respectively.

19. Restricted Net Assets

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Group’s PRC subsidiaries, affiliates and VIEs. As of December 31, 2019, the total of restricted net assets were US$82,930,587.

20. Subsequent Event

From January to April 17, 2020, the Group granted options to its management team to purchase 114,935,650 Class A ordinary shares of the Company with exercise price of US$0.0002 with 4 year vesting schedule under the 2012 Stock Incentive Plan and 2018 Share Incentive Plan.

Pursuant to the repurchase shares program announced on November 20, 2019, 36,679,650 shares (equivalent to 733,593 ADSs) of the Group’s Class A ordinary shares were purchased from January 1, 2020 through April 17, 2020 for a total cash consideration of US$4.4 million from the public market.

SCHEDULE I—ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

COOTEK (CAYMAN) INC.

CONDENSED BALANCE SHEETS

	As of December 31,
	2018	2019
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	11,044,673	1,003,567
Accounts receivable	7,222	—
Prepaid expenses and other current assets	34,027	52,454
Total current assets	11,085,922	1,056,021
Advances to subsidiaries and VIEs	74,814,760	38,589,545
TOTAL ASSETS	85,900,682	39,645,566
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued issuance costs	809,952	—
Deferred ADR reimbursement	117,176	136,129
Other current liabilities	46,129	5,511
Total current liabilities	973,257	141,640
Other non-current liabilities	604,630	595,563
TOTAL LIABILITIES	1,577,887	737,203
SHAREHOLDERS’ EQUITY:
Ordinary shares	31,960	31,262
Treasury shares	(2,499,167)	(1,063,547)
Additional paid-in capital	204,701,187	194,971,827
Accumulated deficit	(116,752,285)	(153,598,346)
Accumulated other comprehensive loss	(1,158,900)	(1,432,833)
Total Shareholders’ Equity	84,322,795	38,908,363
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	85,900,682	39,645,566

SCHEDULE I—ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

COOTEK (CAYMAN) INC.

CONDENSED STATEMENTS OF OPERATIONS

	For Years ended December 31,
	2017	2018	2019
	US$	US$	US$
Net revenues	116,120	146,090	51,152
Cost of revenue	(66,231)	(87,416)	(101,689)
Gross profit (loss)	49,889	58,674	(50,537)
Operating expenses:
General and administrative expenses	(2,043,737)	(450,005)	(558,078)
Research and development expenses	(544,786)	(1,788,724)	(2,806,588)
Sales and marketing expenses	(70,707)	(127,095)	(196,224)
Other operating income, net	—	9,374	119,146
Total operating expenses	(2,659,230)	(2,356,450)	(3,441,744)
Loss from operations	(2,609,341)	(2,297,776)	(3,492,281)
Interest income, net	—	—	(2,494)
Foreign exchange (losses) gains	2,792,646	9,604	—
Income (Loss) before income taxes and equity in earnings of subsidiaries	183,305	(2,288,172)	(3,494,775)
Net income (loss) before equity in earnings of subsidiaries	183,305	(2,288,172)	(3,494,775)
Equity in (loss) income of subsidiaries, VIEs and VIEs’ subsidiaries	(23,844,218)	12,435,637	(33,351,286)
Net (loss) income attributed to CooTek (Cayman) Inc.	(23,660,913)	10,147,465	(36,846,061)

SCHEDULE I—ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

COOTEK (CAYMAN) INC

CONDENSED STATEMENTS OF CASH FLOWS

	For Years ended December 31,
	2017	2018	2019
	US$	US$	US$
Operating activities:
Net (loss) income	(23,660,913)	10,147,465	(36,846,061)
Equity in losses (income) of subsidiaries, VIEs and VIEs’ subsidiaries	23,844,218	(12,435,637)	33,351,286
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation	876,560	2,359,471	3,662,485
Changes in assets and liabilities:
Accounts receivable	(163)	(1,251)	7,222
Accrued expenses and other current liabilities	(10,000)	163,305	(21,670)
Other receivables, deposits and other assets	—	(3,432)	(18,427)
Other non-current liabilities	—	604,630	(9,066)
Net cash provided by operating activities	1,049,702	834,551	125,769
Investing activities:
Investment in subsidiaries	(21,500,000)	19,890,000	—
Advances to subsidiaries and VIEs	(252,465)	(54,418,121)	(5,400,000)
Repayment of advances to subsidiary	—	—	8,000,000
Net cash (used in) provided by investing activities	(21,752,465)	(34,528,121)	2,600,000
Financing activities:
Proceeds from issuance of preferred shares	20,000,000	—	—
Issuance of ordinary shares for IPO	—	48,546,000	—
Cash paid for IPO cost	(3,451,616)	(2,615,726)	(809,952)
Proceeds from issuance of ordinary shares upon exercise of options	—	—	326,503
Payment of share repurchase	—	(2,499,167)	(12,283,426)
Net cash provided by (used in) financing activities	16,548,384	43,431,107	(12,766,875)
Net (decrease) increase in cash, cash equivalents and restricted cash	(4,154,379)	9,737,537	(10,041,106)
Cash, cash equivalents and restricted cash at beginning of year	5,461,515	1,307,136	11,044,673
Cash, cash equivalents and restricted cash at end of year	1,307,136	11,044,673	1,003,567

SCHEDULE I—COOTEK (CAYMAN) INC CONDENSED FINANCIAL STATEMENTS

Notes to Schedule I

1. Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2. The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIEs and VIEs’ subsidiaries. For the parent company, the Company records its investments in subsidiaries VIEs and VIEs subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures.

3. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted. The footnote disclosures provide certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

4. As of December 31, 2018 and 2019, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.