Form 20-F
period 2020-12-31
CooTek(Cayman)Inc.
filed 2021-04-26
CIK 1734262

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

◻ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

◻ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

◻ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. . . . . . . . . . . . . . . . .

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

Robert Yi Cui, Chief Financial Officer

9-11F, No.16, Lane 399, Xinlong Road, Minhang District

Shanghai, 201101 People’s Republic of China
Phone: +86 021 6485 6352
Email: ir@cootek.cn

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

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

As of December 31, 2020, there were 3,047,359,656 ordinary shares issued and outstanding, par value US$0.00001 per share, being the sum of 2,801,135,191 Class A ordinary shares and 246,224,465 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

◻ Yes ⌧ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻ Yes ⌧ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

⌧ Yes ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ◻	Accelerated filer ⌧	Non-accelerated filer ◻
Emerging growth company ☒

If an emerging growth company that prepare its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ◻	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

◻ Yes ⌧ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

◻ Yes ⌧ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

●	“CooTek,” “we,” “us,” “our company” and “our” are to CooTek (Cayman) Inc., its subsidiaries and its consolidated affiliated entities;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” are to our Class A ordinary shares of par value US$0.00001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares of par value US$0.00001 per share;
●	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.00001 per share;
●	“ADSs” are to our American depositary shares, each of which represents 50 Class A ordinary shares;
●	“ADRs” are to the American depositary receipts that evidence our ADSs;
●	“DAUs” are to the number of active users of our products during a given day. For each individual product, we treat each mobile device on which at least one of the following actions is taken during a given day as one active user for that day: (i) activating or launching such product, (ii) logging in with the user account for such product, or (iii) any other actions that result in a successful network access to our services through such product. The DAUs of multiple products during a given day is the sum of active users of each such product for that day;
●	“MAUs” are to the number of active users of our products during a given month. For each individual product, we treat each mobile device on which at least one of the following actions is taken during a given month as one active user for that month: (i) activating or launching such product, (ii) logging in with the user account for such product, or (iii) any other actions that result in a successful network access to our services through such product. The MAUs of multiple products during a given month is the sum of active users of each such product for that month;
●	“our portfolio products” and “content-rich mobile applications” are to the content-rich mobile applications that we develop and provide to our users and business partners, which excludes TouchPal Smart Input and TouchPal Phonebook, and among these portfolio products, we refer to the mobile applications that provide our users with vertical contents at specific scenarios, such as fitness and healthcare, as “scenario-based mobile apps”;
●	“RMB” and “Renminbi” are to the legal currency of China; and
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our mission and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the mobile internet industry and mobile advertising industry;
●	the expected growth of mobile advertising;
●	our expectations regarding demand for and market acceptance of our products and services;
●	competition in our industry; and
●	relevant government policies and regulations relating to our industry.

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

Our Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheet data as of December 31, 2019 and 2020, and selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operation data and cash flow data for the year ended December 31, 2016 and 2017, and the consolidated balance sheet data as of December 31, 2016, 2017 and 2018, are derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020

	(in US$, except for shares and per share data)
Selected Consolidated Statements of Operations Data:
Net revenues	11,030,079	37,334,966	134,109,632	177,883,105	441,505,231
Cost of revenues(1)	(20,158,565)	(20,101,386)	(14,932,713)	(15,300,854)	(24,128,462)
Gross (loss) profit	(9,128,486)	17,233,580	119,176,919	162,582,251	417,376,769
Operating expenses:
Sales and marketing expenses(1)	(9,396,663)	(20,161,353)	(80,729,626)	(157,027,956)	(418,261,754)
Research and development expenses(1)	(8,691,539)	(12,868,356)	(19,324,657)	(26,935,497)	(29,669,615)
General and administrative expenses(1)	(3,920,057)	(8,366,698)	(10,728,807)	(16,256,192)	(15,017,499)
Other operating income (loss), net	605,890	190,338	1,609,159	872,269	(2,274,507)
Total operating expenses	(21,402,369)	(41,206,069)	(109,173,931)	(199,347,376)	(465,223,375)
(Loss) income from operations	(30,530,855)	(23,972,489)	10,002,988	(36,765,125)	(47,846,606)
Impairment loss of investment	—	—	—	(500,032)	—
Interest income, net	12,887	481,932	214,730	763,497	395,629
Foreign exchange (losses) gains, net	(188,631)	(169,556)	(70,033)	(342,687)	91,335
(Loss) income before income taxes	(30,706,599)	(23,660,113)	10,147,685	(36,844,347)	(47,359,642)
Income tax expense	—	(800)	(220)	(1,714)	(7,087)
Net (loss) income	(30,706,599)	(23,660,913)	10,147,465	(36,846,061)	(47,366,729)
Net (loss) income per ordinary share:
Basic	(0.03)	(0.03)	0.003	(0.01)	(0.02)
Diluted	(0.03)	(0.03)	0.003	(0.01)	(0.02)
Weighted average shares used in calculating net (loss) income per ordinary share:
Basic	912,551,946	898,781,587	1,464,257,884	3,155,082,983	3,080,332,924
Diluted	912,551,946	898,781,587	1,591,094,630	3,155,082,983	3,080,332,924
(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2016	2017	2018	2019	2020

	(in US$)
Cost of revenues	24,514	31,510	53,850	91,597	276,085
Sales and marketing expenses	35,298	70,707	127,095	196,224	212,381
Research and development expenses	445,084	544,786	1,788,724	2,806,587	3,034,240
General and administrative expenses	222,317	1,777,941	389,802	568,077	1,814,335
Total	727,213	2,424,944	2,359,471	3,662,485	5,337,041

	As of December 31,
	2016	2017	2018	2019	2020

	(in US$)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	41,056,314	26,720,158	84,859,915	59,905,827	24,669,133
Total current assets	47,870,981	43,738,752	113,176,169	95,639,967	68,183,878
Total assets	49,353,697	46,261,022	118,443,174	101,836,660	96,902,380
Total liabilities	13,454,721	14,814,770	34,120,379	62,928,297	110,704,935
Convertible redeemable preferred shares	136,455,592	156,367,810	—	—	—
Total shareholders’ (deficit) equity	(100,556,616)	(124,921,558)	84,322,795	38,908,363	(13,802,555)

	For the Year Ended December 31,
	2016	2017	2018	2019	2020

	(in US$)
Selected Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(28,435,452)	(28,049,152)	23,106,005	(15,664,279)	(851,758)
Net cash used in investing activities	(831,393)	(1,758,412)	(3,655,042)	(5,330,927)	(2,644,295)
Net cash provided by (used in) financing activities	51,306,960	14,401,620	40,169,171	(3,796,484)	(8,500,234)
Net increase (decrease) in cash, cash equivalents, and restricted cash	22,040,115	(15,405,944)	59,620,134	(24,791,690)	(11,996,287)
Cash, cash equivalents, and restricted cash at beginning of year	19,845,488	41,344,623	27,026,240	84,859,915	59,966,031
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(540,980)	1,087,561	(1,786,459)	(102,194)	1,652,970
Cash, cash equivalents, and restricted cash at end of year	41,344,623	27,026,240	84,859,915	59,966,031	49,622,714

B.	Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Risks Related to Our Business

If we fail to maintain or expand our user base, our business, financial condition and operating results may be materially and adversely affected.

The size of our active user base with our products are critical to our success. Our portfolio products had an average of 27.8 million DAUs in December 2020, which grew from 24.7 million DAUs in December 2019. Our financial performance has been and will continue to be significantly affected by our ability to grow and engage our active user base. As the size of our user base increases and our business enters a more mature stage of development over time, the growth rate of our user base may decline or become flat as a result of market saturation. In addition, we may fail to maintain or increase our user base or our users’ engagement if, among other things:

●	we fail to innovate or develop new products and services that provide relevant content and satisfactory experience to, or are favorably received by, our users;

●	we fail to respond to or adopt evolving technologies for product development on a timely and cost-effective basis;
●	we fail to successfully market and monetize our existing and new mobile applications throughout their life cycles;
●	we fail to develop products that are compatible with existing or new mobile devices, mobile operating systems or their respective upgrades;
●	we fail to maintain or improve our technology infrastructure and security measures designed to protect our users’ personal privacy and data security;
●	we lose users to competing products and services or due to concerns related to personal privacy and data security or other reasons;
●	we fail to successfully implement our strategies related to the continued expansion of our global user base; or
●	we are required by existing or new laws, regulations or government policies to implement changes to our products or services that are adverse to our business.

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

We generated 98.4% and 99.3% of our revenues from mobile advertising services in 2019 and 2020, respectively. Advertisers purchase advertising services either directly from us or through third-party advertising exchanges and advertising agencies. Our advertising customers, including advertisers and advertising exchanges and agencies, typically do not have long-term contractual arrangements with us. They may be dissatisfied with our advertising services or perceive our advertising services as ineffective. In addition, new advertising formats emerge from time to time and customer preferences can change. We may not be able to adapt our products and services to future advertising formats or changing customer preferences on a timely and cost-effective basis.

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

We generate a large portion of our mobile advertising revenues from a limited number of third-party advertising exchanges and advertising agencies in 2020. Our top two advertising customers, which are advertising exchanges, accounted for approximately 39.5% of our total revenues in 2020. Our dependence on a limited number of advertising exchange customers increases their bargaining power and the need for us to maintain good relationships with them. The major advertising customers we work with typically offer standard terms and conditions that govern their contractual relationships with us. We entered into distribution cooperation agreements with Chuan Shan Jia, a leading advertising exchange platform in China who is also our top advertising customer, in 2019 for the cooperation in placing advertisements on our mobile apps for the year of 2020 and 2021, which will expire on December 31, 2021. If any of these advertising customers we work with ceases to do business with us for any reason or alters its standard terms and conditions to our disadvantage, or if we fail to collect any significant amount of account receivables from these advertising customers timely, or at all, our business, financial conditions and operating results may be materially and adversely affected.

We rely on our business collaborations with third parties, including major digital distribution platforms and mobile device manufacturers, to maintain and expand our user base. Our failure to maintain good relationships with these business partners may materially and adversely affect our business and operating results.

We collaborate with various business partners to promote our products and enlarge our user base. We use third-party digital distribution platforms such as Apple App Store, Tencent YingYongBao App Store, Taptap and Google Play to distribute our mobile applications to users. We also advertise on third-party platforms, such as Douyin and Kuaishou, to acquire users. The promotion and distribution of our mobile applications are subject to such digital distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these platforms. In addition, our applications may be suspended by or removed from such platforms as a result of allegations or claims by third parties regardless of their merits. For instance, in July 2019, some of our global apps were disabled by Google from Google Play Store and Google Admob, and our access to Google Play Store and Google Admob was disabled too. See “—We have been and may continue to be subject to notices or complaints alleging, among other things, our infringement of copyrights and delivery of illegal or inappropriate content through our products, which could lead to suspension or removal of such products from digital distribution platforms, a decrease of our user base, and a significantly adverse impact on our financial results and our reputation.” We collaborate with mobile device manufacturers for the pre-installation of TouchPal Smart Input on new mobile devices as one way to distribute our product and to acquire users. Due to intense competition, these mobile device manufacturers may raise prices to a point where it becomes cost prohibitive for us to rely on them for user acquisition. There can be no guarantee that they will continue to pre-install TouchPal Smart Input or will agree to pre-install any of our other mobile applications on their devices.

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

For instance, in July 2019, some of our global apps were disabled by Google from the Google Play Store and Google Admob. These disabled apps were discontinued but users can still use the relevant apps already downloaded. The suspensions and removals of our global apps could lead to the difficulty in growing or sustaining our user base and could significantly adversely affect our reputation, business operation and financial performance in a certain period. Primarily as a result of the suspension, the DAUs of our portfolio products decreased from 27.6 million in June 2019 to 23.9 million in September 2019, and our net revenues decreased from US$37.6 million in the second quarter of 2019 to US$31.3 million in the third quarter of 2019. In addition, our access and developer account to Google Play Store and Google Admob was disabled in the same period. Consequently, we cannot use Google push notification to reach and activate our users, and the DAU/MAU ratio of our portfolio products decreased from 42.4% in June 2019 to 35.4% in September 2019, and further to 33.1% in December 2019. Although we have implemented several measures to mitigate the impact, for example, by distributing our products on other digital distribution platforms, such as Tencent YingYongBao App Store, and broadening our user acquisition channels, such as collaborating with third-party platforms in China, we cannot guarantee that these measures will be effective. In addition, these digital distribution platforms and third-party platforms may also receive, from time to time, notices or complaints from third parties alleging that certain of our products infringe copyrights, deliver illegal, fraudulent, pornographic, violent, bullying or other inappropriate content, or otherwise fail to comply with applicable policies, rules and regulations, consequently those digital distribution platforms may suspend or remove such products from their platforms and those third-party platforms may terminate their collaboration with us.

We have international operations and plan to continue expanding our operations globally. We may face challenges and risks presented by our growing global operations, which may have a material and adverse impact on our business and operating results.

We are headquartered in China and provide our products and services to a global user base. We intend to continue the international expansion of our business operations and grow our user base globally. In December 2020, the user base of our portfolio products reached an average of 27.8 million DAUs and our users of TouchPal Smart Input reached an average of 125.3 million DAUs , spanning more than 240 countries and regions. The headquarters of our major advertising customers are located in China and the U.S. and therefore substantially all of our advertising revenues in 2019 and 2020 were derived from China and the U.S.

We believe the sustainable growth of our business depends on our ability to increase the penetration of our products in both developed and emerging markets. Our continued international operations and global expansion may expose us to a number of challenges and risks, including:

●	challenges in developing successful products and implementing effective marketing strategies that respectively target mobile internet users and advertising customers from various countries and with a diverse range of preferences and demands;

●	difficulties in managing and overseeing global operations and in affording increased costs associated with doing business in multiple international locations;
●	local competition;
●	difficulties in integrating and managing potential foreign acquisitions or investments;
●	compliance with applicable laws and regulations in various countries worldwide, including, but not limited to, internet content requirements, data security and data privacy requirements, intellectual property protection rules, exchange controls, and cash repatriation restrictions;
●	fluctuations in currency exchange rates;
●	political, social or economic instability in markets or regions in which we operate; and
●	compliance with statutory equity requirements and management of tax consequences.

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

We have grown significantly over a relatively short period. Over the past three years, we have experienced rapid growth of the number of DAU and MAU of our portfolio products. At the same time, our net revenues grew rapidly from US$134.1 million in 2018 to US$177.9 million in 2019, and further to US$441.5 million in 2020. Our advertising revenue increased from US$131.3 million in 2018 to US$175.0 million in 2019, and further increased to US$438.4 million in 2020. We may not be able to sustain a rate of growth in future periods similar to what we experienced in the past.

In addition, growing our revenue in the future depends on successfully building our portfolio products besides TouchPal Smart Input. We monetize our user base primarily through mobile advertising. Advertising revenue derived from our portfolio products have accounted for approximately 63%, 85% and 99% in 2018, 2019 and 2020, respectively. Most of the advertising revenues were generated from our portfolio products in 2020 attributable to the rapid growth of our portfolio products, in particular our online literature and casual games products. We launched our in-house developed advertising platform, CooTek Ads, to provide high-quality and tailored advertising services in 2019, and the revenue derived from CooTek Ads is estimated to have accounted for approximately 8% and 45% of our total revenue in 2019 and 2020, respectively. If we are unable to build new products which are attractive to users, our ability to effectively monetize our advertising services and grow our revenues may be materially impacted.

If we fail to correctly anticipate user preferences and develop and commercialize new products and services, we may fail to attract or retain existing users, the lifecycles of our mobile applications may end prematurely and our operating results may be materially and adversely affected.

Our success depends on our ability to maintain, grow and monetize our user base, which in turn depends on our ability to continually develop and commercialize new mobile applications, introduce new features or functions to our existing mobile applications and provide users with high-quality content and an enjoyable user experience. This is particularly important since the mobile internet industry is characterized by fast and frequent changes, including rapid technological evolution, shifting user demands, frequent introductions of new products and services, and constantly evolving industry standards, operating systems and practices. We launched our first mobile application, TouchPal Smart Input, in 2008, and have launched over 45 portfolio products as of December 31, 2020. In December 2020, the user base of our portfolio products reached an average of 27.8 million DAUs, and we intend to expand the scale of our core product, Fengdu Novel and continue developing new products and services to attract more users who match our targeted profiles in the future. Our ability to roll out new or enhanced products and services depends on a number of factors, including timely and successful research and development efforts by us as well as correctly analyzing and predicting users’ interests and demands for content using our big data analytical capabilities. If we fail to correctly analyze and predict users’ interests and demands for content, fail to cater to the anticipated needs and preferences of users, or fail to provide a superior user experience, our existing and new mobile applications may suffer from reduced user traffic or be unsuccessful in the market and our user base may decrease which in turn may impact our ability to earn advertising revenue. There can be no assurance that our new products and services will generate revenues or profits and we may not be able to recoup the investments and expenditures involved in such development. Our interim results may also experience significant fluctuations as we continue to invest in the development of new products and services.

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

We had net loss, negative cash flows from operating activities and negative working capital in the past, and we may not achieve or sustain revenue growth and profitability.

We have grown rapidly over the past several years. Our net revenues have increased rapidly from US$134.1 million in 2018 to US$177.9 million in 2019, and further to US$441.5 million in 2020. However, you should not rely on our revenues and gross profit from any previous period as an indication of our future revenues. Our revenues might decline, or the growth rate of our revenues may slow down for a number of reasons, including declined demand for our products and services, increasing competition, emergence of alternative business models, changes in regulations and government policies, changes in general economic conditions, COVID-19 as well as other risks described in this annual report.

We had a net loss of US$36.8 million and negative cash flows from operations of US$15.7 million in 2019. We recorded a net loss of US$47.4 million and negative cash flows from operations of US$0.9 million in 2020.We had positive working capital, being the result of current assets minus current liabilities, of US$33.3 million as of December, 2019 and negative working capital of US$42.1 million as of December 31, 2020. Our ability to continue as a going concern is dependent on our ability to successfully execute our business plans including the implementation of a balanced growth strategy and an effective financial management which can contribute to the optimization of the operating cost and expense structure. To implement the plan, we will continue to improve the stickiness of our existing users by offering higher quality and diversified contents and user incentive program and optimize the new user acquisition strategy to efficiently control and reduce the these user related costs. We will further strengthen our monetization capability by diversifying our revenue structure and improving the return on investment of our key products.

We have concluded, after giving consideration to our plans as noted above, that we have alleviated the substantial doubt as to our ability to continue as a going concern and believe we have sufficient cash and other financial resources and liquidity to fund our operations for one year from the date of the filing of the consolidated financial statements, and that there is not substantial doubt about our ability to continue operations as a going concern for that one-year period.

We cannot assure you that we will be able to generate net profit or positive cash flows from operating activities in the future. Our future revenue growth and profitability will depend on a variety of factors, many of which are beyond our control. These factors include market acceptance of our products, effectiveness of our monetization strategy, our ability to control cost and expenses and to manage our growth effectively, market competition, macroeconomic and regulatory environment. We also expect to continue to make investments in research and development, which will place significant demands on our management and our operational and financial resources. Continuous expansion may increase the complexity of our business, and we may encounter various difficulties. We may fail to develop and improve our operational, financial and managerial controls, enhance our financial reporting systems and procedures, recruit, train and retain skilled professional personnel, or maintain customer satisfaction to effectively support and manage our growth. If we invest substantial time and resources to expand our operations but fail to manage the growth of our business and capitalize on our growth opportunities effectively, we may not be able to achieve profitability, and our business, financial condition, results of operations, liquidity and prospects would be materially and adversely affected.

We are out of compliance with certain financial covenants in our credit facility agreements. If we fail to receive any required waiver, we may be in default, which could impose operating and financial restrictions on us.

We entered into two credit facility agreements with a commercial bank, both of which were further renewed in June 2020, under which we can borrow up to a total of US$15.0 million collateralized by our accounts receivable by June 2021. In 2020, we had in the aggregate drawn down US$32.8 million and repaid US$31.3 million under these two credit facilities. The total outstanding balance of our short-term bank borrowings as of December 31, 2020 was US$11.0 million. These credit facility agreements contain financial covenants which require us to maintain minimum quarterly net income. We failed to meet such financial covenants as of December 31, 2020 and are negotiating a waiver of such financial covenants with the counterparty, which, if granted, will waive the financial covenants for such period.

We cannot assure you that we would be able to obtain such waivers in a timely manner, on acceptable terms or at all. If we were not able to obtain such waiver under any one or more of these credit facilities, we would be in default of such agreements, and the relevant counterparty could elect to declare the loans, together with accrued and unpaid interest and other fees, if any, immediately due and payable and proceed against any collateral securing such loans. If the loans under certain of our credit facility agreements that we entered into were to be accelerated, even though we believe that our assets would be sufficient to repay our loans in full, our business and liquidity could nevertheless be subject to adverse effects. In addition, such waiver, even if granted, may lead to increased costs, increased interest rates, additional restrictive covenants and other available counterparty protections that would be applicable to us under these credit facilities, including the granting of additional security our interests in collateral, which could adversely affect our business, financial condition, results of operations and our ability to acquire additional capital resources.

Our ability to comply with financial or other restrictive covenants under our credit facility agreements may be affected by factors beyond our control, including prevailing economic, financial and industry conditions, and our ability to issue additional equity. We may continue to fall out of compliance with such or other covenants in the future, which could materially and adversely affect our business, financial condition and results of operations.

We may require additional financing in the future to meet our business requirements. Such capital raising may be costly, difficult or not possible to obtain and, if obtained, could significantly dilute current stockholders’ equity interests or increase our debt service obligations.

We may continue to experience a material decrease in our cash and cash equivalents balance. We may require additional cash resources to fund our working capital and expenditure needs, such as content investment, sales and marketing expenses, product development expenses and investment or acquisition transactions. Although we may attempt to raise funds by issuing debt or equity instruments, additional financing may not be available to us on terms acceptable us or at all or such resources may not be received in a timely manner. If we are unable to raise additional capital when required or on acceptable terms, we may be required to scale back or to discontinue certain operations, scale back or discontinue the development of new business lines, reduce headcount, sell assets, file for bankruptcy, reorganize, merge with another entity or cease operations.

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

Many jurisdictions, including China and the U.S., continue to consider the need for greater regulation or reform to the existing regulatory framework. In the U.S., all 50 states have now passed laws to regulate the actions that a business must take in the event of a data breach, such as prompt disclosure and notification to affected users and regulatory authorities. In addition to the data breach notification laws, some states have also enacted statutes and rules requiring businesses to reasonably protect certain types of personal information they hold or to otherwise comply with certain specified data security requirements for personal information. Additionally, the U.S. federal and state governments will likely continue to consider the need for greater regulation aimed at restricting certain uses of personal data for targeted advertising. California enacted the California Consumer Privacy Act, or CCPA, which creates new individual privacy rights for consumers (as that word is broadly defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA, which went into effect on January 1, 2020, requires covered companies to provide new disclosures to California consumers, and provides such consumers new ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the U.S., which could increase our potential liability and adversely affect our business.

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

We are incorporated in the Cayman Islands and our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. We primarily conduct our business through our subsidiaries and consolidated affiliated entities incorporated in mainland China, Hong Kong and the U.S. However, because our products and services are used worldwide, one or more other jurisdictions may claim that we are required to comply with their laws based on the location of our offices and staff, commercial operations, equipment or our users.

The internet industry, including the mobile internet industry, is highly regulated in China. Our VIEs are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services to our users. In addition to PRC laws and regulations, we face additional regulatory risks and costs outside of China as a portion of our active users and revenues are from markets outside of China. We are subject to a variety of laws and regulations in China and foreign jurisdictions that involve matters central to our business, including, but not limited to, privacy and data protection, rights of publicity, content, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, national security, electronic contracts and other communications, competition, consumer protection, telecommunications, taxation, and economic or other trade prohibitions or sanctions. The introduction of new products, services or expansion of our business in certain jurisdictions may subject us to additional laws and regulations. Furthermore, PRC and foreign laws and regulations are constantly evolving and can be subject to significant change from time to time. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving mobile internet industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. There can be no assurance that we will not be found in violation of any future laws and regulations or violation of any of the laws and regulations currently in effect due to changes in the relevant authorities’ implementation or interpretation of such laws and regulations.

Under the current PRC regulatory scheme, a number of regulatory agencies, including, but not limited to, the State Administration of Radio and Television (previously known as the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT), or the SART, the Propaganda Department of the Central Committee of the Communist Party of China, the National Administration of Press and Publication, or the NAPP, the Ministry of Culture and Tourism (previously known as the Ministry of Culture, or the MOC), or the MCT, the Ministry of Industry and Information Technology, or the MIIT, the State Council Information Office, or the SCIO, and the Cyberspace Administration of China, or the CAC, jointly regulate all major aspects of the internet industry, including mobile internet businesses. Operators in this industry must obtain various government approvals and licenses for relevant internet or mobile business.

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

The operation of our TouchPal Phonebook in China may require additional licenses and failure to obtain such licenses could subject us to severe penalties. Our TouchPal Phonebook provides VoIP services which enable our users to make calls to other users of this application or other mobile phone devices. We have obtained the value-added telecommunications service business operation license, or VAT License, with a service scope of information services, domestic multiparty communication services and domestic call center business. According to the PRC Telecommunications Regulations and other relevant laws and regulations, we may be required to obtain a basic telecommunications business service business operating license for our services to facilitate calls between users of the application and other mobile phone devices through internet and telecommunication network. Although we terminated the operation of our VoIP service in August 2019, according to the Administrative penalty Law of the People's Republic of China, an administrative penalty could be imposed within two years from the date the illegal act is terminated. Our TouchPal Phonebook also delivers personalized content to users, including news and videos. According to the Administrative Provisions for the Internet Audio-Video Program Service jointly issued by the SAPPRFT and the MIIT in 2007 and amended in August 2015, we may be required to obtain the internet audio-video program transmission license for displaying videos in TouchPal Phonebook. According to the Administrative Regulations for Internet News Information Services promulgated by the CAC in 2017, we may be required to obtain the internet news information service license for dissemination of political and other news. For detailed descriptions, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Audio-Visual Program Services,” “—Regulations Relating to Online News Services,” and “—Regulations Relating to Online Cultural Products.”

The operations of our online literature mobile apps and casual game mobile apps may require us to apply for additional license and permits or to update our existing licenses and permits. Under regulations issued by the SAPPRFT, the publication of each online game requires approval from the SAPPRFT. As of the date of this annual report, we have not obtained approvals from the SAPPRFT or its successor for those domestic online games operated by us. After the re-organization of SAPPRFT, we will apply with the NAPP for the approvals for publishing our games in the future. The NAPP at the national level had suspended the approval of game registration and issuance of publication codes for online games starting from March 2018. Although the NAPP later resumed game registration and issued game publication codes for the first batch of games with an effective date of December 19, 2018, the issuance of publication is still difficult to be obtained. Any delay in game registration with NAPP or obtaining game publication codes could negatively affect the operation results of our games. Pursuant to the Notice to Adjust the Scope of Online Culture Operation Permit Approval and to Further Regulate the Approval Work released in May 2019, the MCT no longer assumes the responsibility to regulate online game industry, and the provincial counterparts of MCT would no longer grant Online Culture Operation Permit covering the business scope of using the information network to operate online games. However, the licenses granted by the MCT before this notice will remain valid until the expiration dates of these licenses. On July 23, 2019, the MCT announced the abolishment of the Interim Measures on Administration of Online Games, which regulated the issuance of Online Culture Operation Permits relating to online games. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Games.” As of the date of this annual report, the governmental authorities have not issued laws or regulations to replace the Interim Measures on Administration of Online Games, or to clarify the new regulatory body of online games. If we are unable to comply with the new renewal procedures relating to our Online Culture Operating License, our ability to introduce, launch and operate new games may be adversely affected, and our financial condition and operating results could be adversely affected. In addition, we cannot assure you that we can obtain the NAPP’s approvals or complete the filings with the MCT for all games operated by us in a timely manner or at all, which could adversely and materially impact our ability to introduce new games, the timetable to launch new games and our business growth.

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

Furthermore, in August 2018, the National Office of Anti-Pornography and Illegal Publication, the MIIT, the Ministry of Public Security, the MCT, the SART and the CAC jointly issued the Notice on Strengthen the Management of Live Streaming Service, which required a real-name registration system for users to be put in place by live streaming service providers. On October 25, 2019, the NAPP issued the Notice on Preventing Minor’s Addiction to Online Games, which requires all online gamers to register accounts with their valid identity information and all game companies to stop providing game services to users who fail to do so. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Anti-fatigue System, Real-name Registration System and Parental Guardianship Project.” We plan to implement several measures to comply with the current real-name registration system. However, the PRC government may further tighten the real-name registration requirements or require us to implement a more thorough compulsory real-name registration system for all users on our platform in the future, in which case we will need to upgrade our system or purchase relevant services from third-party service providers and incur additional costs in relation thereto. If we were required to implement a more rigid real-name registration system for users on our platform, potential users may be deterred from registering with our platform, which may in turn negatively affect the growth of our user base and business prospects.

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

We collect, store, transmit and process a large volume of personal and other sensitive data generated by our users through their interactions with our products. Although we have taken various security measures and adopted robust internal policies to protect our users’ personal privacy and data security, we may nevertheless be exposed to risks of security breaches or unauthorized access to or cyber-attacks on our systems or the data we store. Given the size of our user base, and the types and volume of personal data on our systems, we believe that we may be a particularly attractive target for security breaches and cyber-attacks. Our efforts to protect our data may be unsuccessful due to software “bugs,” system errors or other technical deficiencies, mistakes or malfeasance of our employees or contractors, vulnerabilities of our vendors and service providers, or other cybersecurity-related vulnerabilities. Any failure to prevent or mitigate security breaches, cyber-attacks or other unauthorized access to our systems or disclosure of our users’ data, including personal information, could result in loss or misuse of such data, interruptions to the services we provide, diminished user experience, loss of user confidence and trust in our products, impairment of our network and technological infrastructure, and harm to our reputation and business, significant legal and financial exposure and potential lawsuits brought by private individuals or regulators. We have invested and will continue to devote resources to maintain strong security protections that shield our systems and our users’ data against bugs, theft, misuse or security vulnerabilities or breaches. Although we have developed systems and processes that are designed to prevent and detect security breaches and protect our users’ data, we cannot guarantee that such measures will be sufficient defenses against the evolving techniques used to obtain unauthorized access, disable or degrade services or sabotage systems. In addition, as our data centers and servers are dispersed around the world, we may incur significant costs in protecting them against, or remediating, security breaches and cyber-attacks.

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

We face intense competition in every aspect of our business, including competition for users, usage time, advertising customers, technology, and highly skilled employees. Our portfolio products compete with applications of the same or a similar kind.  Our Fengdu Novel competes with other leading free online literature applications in the Chinese market including Fanqie Novel and Qimao Novel. Our casual game products such as Farm Hero, Idle Land King Tycoon, Hi Hamster, Puzzle No.1 and Idiom Hero compete primarily with other online casual games developed by companies such as WebEye and Laiwan. Our TouchPal Smart Input competes primarily with default mobile device input methods, including Gboard, Samsung mobile keyboard and Apple’s default mobile device input method, as well as other alternative input method products for mobile devices that offer similar language prediction capabilities and other smart features, such as Microsoft/SwiftKey.  In addition, we compete with all major internet companies for user attention and advertising spend.

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

For instance, in June 2019, a third-party company in China brought a lawsuit against Shanghai Chubao in Shanghai Intellectual Property Court for patent infringement. The plaintiff alleged that TouchPal Phonebook infringed its patent of IP telephone system and communication method, and claimed for stopping the usage of this involved patent and acts of using, offering to sell and selling the involved product according to the involved patent, disabling the involved product from app stores, and a compensation of RMB3,000,000. The lawsuit was voluntarily withdrawn by the plaintiff. In addition, in May 2019, a third-party company in China brought a lawsuit against Shanghai Chubao and Shanghai Chule in Shanghai Intellectual Property Court for design patent infringement. The plaintiff alleged that TouchPal Smart Input infringed its design patent of an input method, and claimed for stopping the infringement and compensation of RMB1,000,000. This case is still pending before the court. While we believe that the claims against us in these litigations are without merit and intend to defend the action vigorously, we cannot assure you that these lawsuits will be ultimately resolved in our favor. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

In addition, in any potential dispute involving our patents or other intellectual property, our advertising customers and business partners could also become the target of litigation. We have certain contractual obligations to indemnify our advertising customers and the mobile device manufacturers that pre-install our products on their devices for liability that they may incur based on third-party claims of intellectual property infringement for the use of our products or technology. Many of our collaboration contracts with mobile device manufacturers provide for a cap on our indemnity obligations. In addition, in the event of any such claims, our advertising customers or business partners may decide not to use our products in the future, which could harm our financial condition and operating results. For example, one mobile device manufacturer that pre-installs input methods on its mobile devices, including our TouchPal Smart Input under a license agreement with us, was sued by a multinational company in the United States in 2015. The plaintiff alleged that, among others, certain feature of the input methods installed on the mobile devices produced and sold by the defendant infringed on the plaintiff’s input-related patent. In late 2016, a third-party requested that the Patent Trial and Appeal Board of the United States Patent and Trademark Office, or PTAB, to initiate inter parties review (IPR) proceedings against the input-related patent claim of the plaintiff and to invalidate such patent. The IPR request has been granted by the PTAB in 2016 and another third-party joined the IPR proceedings as a petitioner in 2017. On September 26, 2018, the PTAB issued the final written decision affirming the patentability of all challenged claims of this patent. The third party then appealed on January 6, 2020, and the Court of Appeals for the Federal Circuit made an opinion, concluding that the plaintiff’s claims of the related patents are not patentable and the PTAB’s decision is reversed. The plaintiff and the defendant have executed a final, binding settlement agreement thereafter. As of the date of this annual report, we have not received the request to indemnify this mobile device manufacturer in relation to this proceeding.

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

We have been, and may continue to be, subject to lawsuits brought by our competitors, individuals or other entities against us. For example, in June 2020, a mobile device manufacturer sued us for unfair competition, alleging that one of our mobile applications had interfered with the normal use of their devices by ways of pop-up advertisements, and claimed for stopping the act and compensation of RMB4,900,000. The first-instance judgment was made in March 2021, which ordered the suspension of pop-up advertisements and awarded RMB3,000,000 to the plaintiff. However, we are now appealing with legal counsel, and the first-instance judgement is not a final judgment. We may also in the future be involved in legal proceedings between us and the mobile device manufactures who had contractual arrangements with us with respect to the pre-installation of our products on their mobile devices. In addition, we have been involved in lawsuits brought by our competitors alleging the infringement of intellectual property from time to time. See “—We may be subject to intellectual property infringement lawsuits which could be expensive to defend and may result in our payment of substantial damages or licensing fees, disruption to our product and service offerings, and reputational harm.”

Where we can make a reasonable estimate of the liability relating to pending litigation against us and can determine that an adverse liability resulting from such litigation is probable, we record a related contingent liability. As additional information becomes available, we assess the potential liability and revise estimated liability as appropriate. However, due to the inherent uncertainties of litigation, the amount of our estimated liability may be inaccurate, in which case our financial condition and results of operation may be adversely affected. In addition, the outcomes of actions we institute may not be successful or favorable to us. Lawsuits against us may also generate negative publicity that significantly harms our reputation, which in turn may adversely affect our user base and adverting customer base. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert our management’s attention from operating our daily business. We may also need to pay damages or settle lawsuits with substantial amounts of cash, which may adversely affect our cash flow and financial conditions. While we do not believe that any currently pending proceedings are likely to have a material adverse effect on our business, financial condition, results of operations and cash flows, if there were adverse determinations in legal proceedings against us, we could be required to pay substantial monetary damages or to materially alter our business practices, which could have an adverse effect on our financial condition and results of operations and cash flows.

Some of our mobile applications contain open source software, which may pose risks to our proprietary software.

We use open source software in our products and services and expect to continue to use open source software in the future. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to sell or distribute our mobile applications. Additionally, we may from time to time face threats or claims from third-parties claiming ownership of, or demanding release of, the alleged open source software or derivative works we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These threats or claims could result in litigation and could require us to make our source code freely available, purchase a costly license or cease offering the implicated mobile applications unless and until we can re-engineer them to avoid infringement. Such a re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to license requirements, our use of certain open source software may lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Additionally, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely, and we are unable to prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage and, if not addressed, could adversely affect our business, financial condition and operating results.

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

Changes in international trade policies and international barriers to trade, or the escalation of trade tensions, may have an adverse effect on our business.

International trade disputes could result in tariffs and other protectionist measures that could adversely affect our business. Tariffs could increase our operating costs as well as the cost of the goods and products which could affect our customer's discretionary spending level. In addition, any escalation in existing trade tensions or the advent of a trade war, or news and rumors of the escalation of a potential trade war, could affect consumer confidence and have a material adverse effect on our business, results of operations and, ultimately, the trading price of our ADSs.

Political tensions between the United States and China have escalated due to, among other things, the COVID-19 outbreak, the PRC National People's Congress' passage of Hong Kong national security legislation, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC, and the executive orders issued by U.S. President in August 2020 that prohibit certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies. In addition, on December 31, 2020, the New York Stock Exchange commenced proceedings to delist securities of three major telecommunications service providers in China in light of an executive order prohibiting any transaction in publicly traded securities of certain China-based companies by any U.S. person. There remains uncertainty as to whether the New York Stock Exchange or relevant regulatory authorities will finally determine the executive order or additional regulatory rules or orders to be applicable and proceed with the delisting proceedings against these companies or any other China-based issuers listed in the United States. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there have been media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States. It is currently unclear whether the proposed or additional legislations would be enacted that would have the effect of potentially limiting or restricting China-based companies from accessing U.S. capital markets.

If relations between China and the United States deteriorate, our business, results of operations and financial condition could be adversely affected.

At various times during recent years, the United States and China have had significant disagreements over monetary, economic, political and social issues, including currently in relation to the COVID-19 pandemic, and future relations between these two countries may deteriorate. Changes in political conditions and changes in the state of China-U.S. relations are difficult to predict and could adversely affect our business, results of operations and financial condition. In addition, because of our extensive operations in the Chinese market, any deterioration in political or trade relations might cause a public perception in the United States or elsewhere that might cause our products to become less attractive. We cannot predict what effect any changes in China-U.S. relations may have on our ability to access capital or effectively do business in China or the United States. Moreover, any political or trade controversies between the United States and China, whether or not directly related to our business, could cause investors to be unwilling to hold or buy our ADSs and consequently cause the trading price of our ADSs to decline.

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

We have experienced rapid growth in the number of active users, and we plan to continue to expand our product offerings in the global market. Managing our growth requires allocation of valuable management time and resources, and significant expenditures. As part of our strategy, we intend to continue making investments to expand our user base, strengthen our research and development efforts, and enhance our ability to deliver highly targeted content. To execute our business plan and growth strategy, we need to continuously improve our operational and financial systems, procedures and controls, and hire, train, manage and maintain good relations with our employees. Continued growth could also strain our ability to maintain reliable service levels for our users, advertising customers and business partners. We have limited operational experience in managing the business at the current scale and we cannot assure you we will be able to maintain the current level of growth rate in the future.

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

We are subject to seasonality and other fluctuations in our business. Revenues from our mobile advertising services, which constituted substantially all of our revenues in 2020, are affected by seasonality in advertising spending in both international and China markets. We believe that such seasonality in advertising spending affects our quarterly results, partially resulting in the significant growth in our mobile advertising revenues between the first and the third quarters but a decline from the third quarter to the fourth quarter. Thus, our operating results for one or more future quarters or years may fluctuate or fall below the expectations of securities analysts and investors. In such event, the trading price of the ADSs may fluctuate.

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

We believe that maintaining and enhancing our brand is critical to expanding our user base and number of advertising customers. We also believe that maintaining and enhancing our brand will depend largely on our ability to continue to provide useful, reliable, trustworthy, and innovative products, which we may not be able to do successfully in the future. We will also continue to experience media, legislative, or regulatory scrutiny of our decisions regarding user privacy, content, advertising, and other issues, which may adversely affect our reputation and brands. We also may fail to respond expeditiously to the sharing and uploading of objectionable content on our products and services or objectionable practices by advertising customers, or may fail to otherwise address user concerns, which could erode confidence in our brands. In addition, maintaining and enhancing our brands may require us to make substantial investments and these investments may not be successful. We promote our brand and products through online advertising networks and platforms, which primarily include Douyin, Kuaishou and Facebook Ads. These branding and marketing efforts may not result in increased user traffic in a cost-effective way. If we fail to successfully promote and maintain our brands or if we incur excessive expenses in this effort, our business and financial results may be adversely affected. In addition, any negative publicity in relation to our mobile applications, regardless of its veracity, could harm our brands and reputation and, in turn, our business and financial results.

If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.

In preparing our consolidated financial statements for the fiscal years ended December 31, 2019, we and our independent registered public accounting firm identified one material weakness and one significant deficiency in our internal control over financial reporting as well as other control deficiencies as of December 31, 2019, in accordance with the standards established by the PCAOB of the United States. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis, and a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of financial reporting.

The material weakness that has been identified relates to our lack of accounting policies and procedures relating to financial reporting in accordance with U.S. GAAP and SEC financial reporting requirements. The significant deficiency that has been identified relates to our insufficient formal risk assessment process and monitoring activities. Following the identification of the material weakness and significant deficiency, we have taken measures and plan to continue to take measures to remediate these control deficiencies. See “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” As of December 31, 2020, based on our management’s assessment on the performance of the remediation measures, we determined that the material weakness and significant deficiency remain as they had not been fully remediated. The significant deficiency, if not remediated timely, may lead to material misstatements in our consolidated financial statements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

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

We may be implicated by the non-compliant or improper activities of our users, advertising customers and business partners. For example, we may be involved in litigation related to user-generated content uploaded to our mobile applications. See also “—We may be held liable for information or content displayed on, distributed by, retrieved from or linked to the mobile applications integrated into our products, which may adversely impact our brand image and materially and adversely affect our business and operating results.” Similarly, we may also be subject to disputes related to advertisements displayed on our mobile applications. Although we have adopted a comprehensive internal control and screening procedure over the content of advertisements, a third party may find advertisements displaying on our mobile applications improper or illegal, and may take actions against us over such advertisements. We incurred costs of US$1.7 million to compensate victims of the alleged illegal advertisements for our failure to supervise advertising contents displayed on our platform in compliance with relevant PRC laws and regulations. Besides, we may be subject to disputes related to certain alleged illegal act of our customers, the advertising service fees paid by the customers to us in the course of normal advertising business may be deemed to involve illegal funds and be confiscated. As of December 31, 2020, our bank accounts with a total balance of US$21.7 million were frozen by a local authority in connection with an ongoing investigation related to an alleged illegal act of certain customers.

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

Changes in the method for determining the London Interbank Offered Rate (“LIBOR”) or China Loan Prime Rate ("LPR") and the potential replacement of LIBOR or LPR may affect our cost of capital and net investment income.

We entered into a credit facility agreement with a commercial bank in July 2018, as renewed in October 2019 and further renewed in June 2020, under which agreement we can borrow up to US$15.0 million collateralized by our accounts receivable by June 2021. The interest rate for this credit facility is London Interbank Offered Rate (“LIBOR”) or China Loan Prime Rate (“LPR”), plus an applicable margin. We have used the credit facility of US$11.0M as of December 2020.

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

The LPR refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center on the 20th of each month starting from August 20, 2019, and the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center on September 21, 2020 was 3.85%.

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

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet information services. Specifically, foreign ownership of an internet information services provider may not exceed 50%. We are a company incorporated in the Cayman Islands and Shanghai Chule (CooTek) Information Technology Co., Ltd., which we refer to as Shanghai Chule or the WFOE, is our wholly owned PRC subsidiary and therefore is considered as a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our  business in China through our consolidated affiliated entities, including Shanghai Chubao (CooTek) Information Technology Co., Ltd., or Shanghai Chubao, and three other PRC domestic entities, based on a series of contractual arrangements by and among Shanghai Chule, our consolidated affiliated entities and their respective shareholders. As a result of these contractual arrangements, we exert control over our consolidated affiliated entities and consolidate or combine their operating results in our financial statements under U.S. GAAP. Our consolidated affiliated entities hold the licenses, approvals and certain key assets that are essential for our business operations.

In the opinion of our PRC counsel, JunHe LLP, based on its understanding of the relevant PRC laws and regulations, the contractual arrangements among our PRC subsidiary, our consolidated affiliated entities and their respective shareholders are valid and binding under the existing PRC laws and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, we cannot assure you that the PRC government will not ultimately take a view contrary to the opinion of our PRC counsel. If we are found in violation of any PRC laws or regulations or if the contractual arrangements among Shanghai Chule, our consolidated affiliated entities and their respective shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

●	revoke our business and operating licenses;
●	levy fines on us;
●	confiscate any of our income that they deem to be obtained through illegal operations;
●	require us to discontinue or restrict operations;

●	restrict our right to collect revenues;
●	block our mobile applications;
●	require us to restructure the operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;
●	impose additional conditions or requirements with which we may not be able to comply; or
●	take other regulatory or enforcement actions against our group that could be harmful to our business.

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

Although we have been advised by our PRC counsel, JunHe LLP, that the contractual arrangements among our PRC subsidiary, our consolidated affiliated entities and their respective shareholders are valid and binding under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over our consolidated affiliated entities as direct ownership. If our consolidated affiliated entities or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. All of these contractual arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these contractual arrangements will be resolved through arbitration in China. Such disputes do not include claims arising under the United States federal securities laws and therefore these arbitration provisions do not prevent you from pursuing claims arising under the United States federal securities laws. However, the legal system in China, particularly as it relates to arbitration proceedings, is not as developed as in other jurisdictions, such as the United States. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities and may lose control over the assets owned by our consolidated affiliated entities. As a result, we may be unable to consolidate our consolidated affiliated entities in our consolidated financial statements, our ability to conduct our business may be negatively affected, and our business operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

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

In China, a company chop or seal serves as the legal representation of the company towards third-parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiary, our consolidated affiliated entities are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.

The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of our major consolidated affiliated entities include Karl Kan Zhang, Susan Qiaoling Li, Michael Jialiang Wang, Jim Jian Wang and Haiyan Zhu. Karl Kan Zhang, Susan Qiaoling Li, Michael Jialiang Wang are our co-founders, directors and executive officers. Jim Jian Wang is one of our directors. Haiyan Zhu is one of our early investors. Conflicts of interest may arise between the roles of these persons as shareholders, directors or officers of our company and as shareholders of our consolidated affiliated entities. We rely on these individuals to abide by the laws of the Cayman Islands, which provide that our directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. The shareholders of our consolidated affiliated entities have executed powers of attorney to appoint Shanghai Chule, our PRC subsidiary, or a person designated by Shanghai Chule to vote on their behalf and exercise voting rights as shareholders of our consolidated affiliated entities. We cannot assure you that when conflicts arise, shareholders of our consolidated affiliated entities will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

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

Under PRC laws and regulations, our wholly owned subsidiary in the PRC, Shanghai Chule, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. The PRC company could distribute the remaining after-tax profits after making up losses and funding reserve funds in accordance with the provisions of the PRC Company Law. Any limitation on the ability of our wholly owned PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure and business operations.

The National People’s Congress approved the Foreign Investment Law (the “FIL”) on March 15, 2019, and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 12, 2019, effective from January 1, 2020, which replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 26, 2019, effective from January 1, 2020, to ensure fair and efficient implementation of the Foreign Investment Law. According to this judicial interpretation, courts in China shall not, among other things, support contracted parties to claim foreign investment contracts in sectors not on the Special Administrative Measures for Access to Foreign Investment (Negative List) (2019), or the 2019 Negative List, as void because the contracts have not been approved or registered by administrative authorities. The Foreign Investment Law grants national treatment to foreign invested enterprises, except for those operating in “restricted” or “prohibited” industries in the “negative list,” where if a foreign invested enterprise proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the foreign invested enterprise must go through a MOFCOM pre-approval process. The internet content service, internet audio-visual program services and online culture activities that we conduct through our consolidated affiliated entities, which are our VIEs, are subject to foreign investment restrictions set forth in the 2019 Negative List. The Foreign Investment Law and Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

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

Risks Related to Doing Business in China

Adverse changes in China's economic, political or social conditions or government policies could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.

Our principal offices are based in China. Accordingly, our operating results, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China's economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors. In addition, the rate of growth has been slowing since 2012, and the impact of COVID-19 on the Chinese and global economies in 2020 and 2021 is likely to be severe. In particular, the National Bureau of Statistics of China reported a 2.3% growth in GDP for the full year of 2020, compared with the full year of 2019.

The PRC government exercises significant control over China's economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the Chinese economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the Chinese economy in recent years. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

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

We operate a number of portfolio products in China, including Fengdu Novel. We have implemented procedures to monitor the content displayed on our products in order to comply with relevant laws and regulations. However, it may not be possible to determine in all cases the types of content that could result in our liability as a distributor of such content and, if any of the content posted or displayed on our products is deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

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

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. Advertisements shall not hinder public order, violate social morality or contain illegal contents, including, but not limited to, obscenity, pornography, gambling, superstition, terror and violence contents. Otherwise, the administration of market regulation may (i) order to stop publishing of the advertisement and; (ii) confiscate the advertising fees; (iii) impose a penalty ranging from RMB200,000 to RMB1,000,000; or (iv) in serious cases, cancel the business license and cancel the registration certificate for publishing advertisements. In addition, where a special government review is required for specific types of advertisements prior to internet posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC governmental authorities may force us to terminate our advertising operations or revoke our licenses.

While we have made significant efforts to ensure that the advertisements shown on our platform are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements or offers is true and accurate as required by the advertising laws and regulations or otherwise in full compliance with applicable PRC laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may negatively affect our business, financial condition, and results of operations and prospects. Although the advertisements displayed on our platform may not directly contain sensitive or illegal contents, including, but not limited to, gambling and pyramid selling, the advertisers may use inducing words to indirectly attract advertisement viewers to participate in gambling, pyramid selling, or other illegal activities. If we receive a complaint that any superficially compliant advertisement is linked to one or more webpages that feature non-compliant advertising content, we will remove the related advertisement. Although our agreements with the advertising agencies provide that the advertisements provided by the advertisers shall comply with the requirements of relevant laws and regulations, we cannot control or supervise advertising contents and the linked webpages all the time. Therefore, we cannot guarantee you that all of the advertisements displayed on our platform will comply with relevant laws and regulations.

In April 2015, the Standing Committee of the National People’s Congress promulgated the PRC Advertising Law, effective on September 1, 2015, and amended on October 26, 2018. According to the Advertising Law, advertisements shall not have any false or misleading content, or defraud or mislead consumers. Furthermore, an advertisement will be deemed as a “false advertisement” if any of the following situations exist: (i) the advertised product or service does not exist; (ii) there is any inconsistency that has a material impact on the decision to purchase in what is included in the advertisement with the actual circumstances with respect to the product’s performance, function, place of production, usage, quality, specification, ingredient, price, producer, term of validity, sales condition and honors received, among others, or the service’s content, provider, form, quality, price, sales condition, and honors received, among others, or any commitments, among others, made on the product or service; (iii) using fabricated, forged or unverifiable scientific research results, statistical data, investigation results, excerpts, quotations or other information as supporting material; (iv) effect or results of using the good or receiving the service are fabricated; or (v) other circumstances where consumers are defrauded or misled by any false or misleading content.

The laws and regulations of advertising are relatively new and evolving and there is substantial uncertainty as to the interpretation of “false advertisement” by the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce), or the SAMR. We have published certain relatively aggressive advertisements on some of our portfolio products to acquire and retain users. For example, we publish advertisements for our lucky draw events on Fengdu Novel, and some users have filed complaints with the SAMR because, among other reasons, the possibilities of winning these lucky draws are overstated in the advertisements. If any of the advertisements, such as those for the lucky draw events, that we publish is deemed to be a “false advertisement” by the SAMR or its local branch, we could be subject to various penalties, such as discontinuation of publishing the relevant advertisement, imposition of fines and obligations to eliminate any adverse effects incurred by such false advertisement, revocation of our business license and other approvals, rejection of our other advertisement examination application, or even criminal liabilities under circumstances of serious violations. For detailed descriptions, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Advertising Services.” Any resulting penalties may disrupt our business and materially adversely affect our results of operations and financial conditions.

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

Although our offshore holding entity is not controlled by PRC enterprises or a PRC enterprise group, our revenues are primarily generated from business operations conducted in PRC, and we cannot rule out the possibility that the PRC tax authorities determine that we or any of our non-PRC subsidiaries is a PRC resident enterprise for PRC enterprise income tax purposes, which could subject our company or any of our non-PRC subsidiaries to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we may also be subject to PRC enterprise income tax reporting obligations.

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

Under the EIT Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside China, will be subject to a withholding tax rate of 10.0%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5.0% if a Hong Kong resident enterprise owns more than 25.0% of the equity interest in the PRC company. Our current PRC subsidiary is wholly owned by our Hong Kong subsidiary, CooTek Hong Kong Limited, or CooTek HK. Accordingly, CooTek HK may qualify for a 5.0% tax rate in respect of distributions from its PRC subsidiary. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the SAT promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties in 2009, most recently amended on February 3, 2018, and effective from April 1, 2018, which sets forth several non-rebuttable presumptions to be a “beneficial owner,” and certain detailed factors in determining the “beneficial owner” status.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to Administrative Measures on Entitlement of Non-residents to Treatment under Tax Treaties, or SAT Circular 60, replaced by SAT Circular 35 in 2019, which provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our PRC subsidiary.

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

In July 2014, the SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75. Circular 37 requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015, by the SAFE, as amended in 2019, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

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

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies, or the Stock Option Rules. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted stock options are subject to these regulations. We have completed such SAFE registrations for our PRC stock option holder employees in March 2019. However, we cannot assure you that we will be able to complete the relevant registration for new employees who participate in such stock incentive plan in the future in a timely manner or at all. Failure of our PRC stock option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us, or otherwise materially adversely affect our business.

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

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective in June 2015. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective in June 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC. On October 23, 2019, SAFE issued Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China; provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with PRC laws. Since Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties.

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

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also "—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law."

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit a formal application, which will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or our affiliated entities or their subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations, and we may not be able to recover our loss due to such misuse or misappropriation if the third party relies on the apparent authority of such employees and acts in good faith.

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

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the “big four” accounting firms (including our independent registered public accounting firm). A first instance trial of these proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms, including a temporary suspension of their right to practice before the SEC. Implementation of the latter penalty was postponed pending review by the SEC Commissioners. On February 6, 2015, before a review by the SEC Commissioners had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If the firms fail to follow these procedures and meet certain other specified criteria, the SEC retains the authority to impose a variety of additional remedial measures, including, as appropriate, an automatic six-month bar on a firm’s ability to perform certain audit work, commencement of new proceedings against a firm or, in extreme cases, the resumption of the current administrative proceeding against all four firms. If additional remedial measures are imposed on the Chinese affiliates of the "big four" accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms' failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

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

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

During the fiscal year ended December 31, 2020, the trading price of our ADSs has ranged from US$2.61 to US$7.45 per ADS. On March 31, 2021, the closing price of the ADSs on the New York Stock Exchange was US$2.77 per ADS. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other mobile internet companies based in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, cash flow and data related to our operating metrics;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new product and service offerings, solutions and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	financial projections that may be provided by us and changes to these projections;
●	detrimental adverse publicity about us, our products and services or our industry;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

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

Techniques employed by short sellers may drive down the market price of our ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller's interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies listed in the United States that have a substantial majority of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

We may be the subject of unfavorable allegations made by short sellers in the future. Any such allegations may be followed by periods of instability in the market price of our common shares and ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders' equity, and the value of any investment in our ADSs could be greatly reduced or rendered worthless.

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

As of March 31, 2021, our chairman of the board of directors and chief technology officer, Karl Kan Zhang, beneficially owns all of our issued Class B ordinary shares. These Class B ordinary shares constitutes approximately 7.7% of our total issued and outstanding share capital and 67.4% of the aggregate voting power of our total issued and outstanding share capital as of March 31, 2021, due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for a future dividend income.

Pursuant to our seventh amended and restated memorandum and articles of association, our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend either out of profits or share premium account; provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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

A non-U.S. corporation will be considered a passive foreign investment company, or “PFIC,” for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for United States federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs for United States federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our VIEs for United States federal income tax purposes, we do not believe that we were a PFIC for our taxable year ended December 31, 2020 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets and the value of our assets.

Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or future taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary duties owed to us by our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties owed to us by our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (save for our memorandum, articles of association and our register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for our shareholders to obtain the information needed to establish any facts necessary for them to motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding.

The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing claims under the Securities Act or the Exchange Act in state or federal courts.

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

As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company" pursuant to the JOBS Act. Therefore, we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we remain an emerging growth company until the fifth anniversary from the date of our initial listing. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. In addition, pursuant to the JOBS Act, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. If we cease to be an emerging growth company, we will no longer be able to take advantage of these exemptions or the extended transition period for complying with new or revised accounting standards.

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

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

As a Cayman Islands exempted company listed on the New York Stock Exchange, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We have chosen, and may from time to time choose, to follow home country exemptions with respect to certain corporate matters. For example, beginning on September 2, 2019, we have been following home country practice in lieu of the requirements of NYSE Listed Company Manual Section 303A.01 to have a majority of independent directors and Section 303A.07 to have an audit committee with at least three members. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE governance listing standards applicable to U.S. domestic issuers.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

ITEM 4.    INFORMATION ON THE COMPANY

A.History and Development of the Company

We commenced our mobile internet business and launched our first mobile application, TouchPal Smart Input, in 2008. We initially conducted our business through Shanghai Hanxiang (CooTek) Information Technology Co., Ltd., or Shanghai Hanxiang, a PRC domestic company.

In March 2012, we incorporated CooTek (Cayman) Inc., or CooTek Cayman, as our offshore holding company in order to facilitate foreign investment in our company. We established CooTek Hong Kong Limited, or CooTek HK, as our intermediate holding company, which in turn established a wholly owned PRC subsidiary, Shanghai Chule (CooTek) Information Technology Co., Ltd., or Shanghai Chule or WFOE, in June 2012. Subsequently, we, through our WFOE, entered into a series of contractual arrangements with Shanghai Hanxiang and its shareholders whereby we were established as the primary beneficiary of Shanghai Hanxiang. We have recognized the net assets of Shanghai Hanxiang at historical cost with no change in basis in the consolidated financial statements upon the completion of this reorganization.

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

In October 2020, we formed Shanghai Qinglin Network Technology Co., Ltd., or Qinglin, to operate the online games.

On December 15, 2020, we filed a Form F-3 with the SEC to offer and sell Class A ordinary shares, including Class A ordinary shares represented by ADSs, preferred shares, debt securities and/or warrants of an aggregate offering price of up to US$100,000,000.

On January 19, 2021, we offered US$10,000,000 aggregate principal amount of convertible note with an annual interest rate of 5% directly to YA II PN, Ltd, a Cayman Islands exempt limited partnership, due January 19, 2022 (the “January 2021 Note”). As of the date of this annual report, the January 2021 Note has been converted to 3,933,317 ADSs with the average conversion price of US$2.54 per ADS.

On January 25, 2021, we entered into a Standby Equity Distribution Agreement, with YA II PN, Ltd., for the offer and sale of up to US$20,000,000 of the ADSs, and we will be able to sell up to US$20,000,000 of our ADSs at our request any time during the following 36 months.

On March 19, 2021, we entered into a securities purchase agreement and a convertible note with YA II PN, Ltd., pursuant to which YA II PN, Ltd. will purchase a convertible promissory note in the principal amount of US$20,000,000 with an annual interest rate of 5%, which may be convertible into our Class A ordinary shares in exchange for our ADSs, due March 19, 2022 (the “March 2021 Note”). Beginning on June 1, 2021 and continuing on the first day of each calendar month thereafter through January 2022, the Principal amount plus an 8% redemption premium and plus accrued and unpaid interest will be subject to monthly redemption in the event that the daily VWAP on each of the five consecutive trading days immediately prior to the redemption date does not exceed a price equal to 108% of the fixed conversion price.

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engaged in mobile internet and mobile advertising businesses, our WFOE also entered into a series of contractual arrangements with Shanghai Chubao, Molihong, Qiaohan and Qinglin, and their respective shareholders. We collectively refer to these domestic entities and Shanghai Hanxiang as our VIEs in this annual report. The business of Shanghai Hanxiang was migrated into other entities in our group, and Shanghai Hanxiang has gradually ceased its business operations since 2012. As of the date of this annual report, Shanghai Hanxiang does not have any substantive business operations. For more details and risks related to our variable interest entity structure, please see “Item 3. Risk Factors—D. Risks Related to Our Corporate Structure.” As a result of our direct ownership in our WFOE and the variable interest entity contractual arrangements, we are regarded as the primary beneficiary of our VIEs. We treat them as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

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

B.Business Overview

We are a fast-growing mobile internet company with a global vision. Our mission is to empower everyone to enjoy relevant content seamlessly. We have developed and brought to market content-rich mobile applications, focusing on three categories: online literature, scenario-based content apps and casual games. Sophisticated big data analytics and data-driven user insights are the backbone of our business, enabling us to release appealing products that capture mobile internet users’ ever-evolving content needs and attract targeted users. Our portfolio products of mobile applications serve a global user base comprised of an average of 27.8 million DAUs in December 2020, compared to an average of 24.7 million DAUs in December 2019.

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

We have launched over 45 content-rich portfolio products as of December 31, 2020. Our content-rich mobile applications focus on three categories: online literature, casual games and scenario-based content apps. Those mobile applications reached 74.6 million MAUs and 24.7 million DAUs on average in December 2019 and 85.8 million MAUs and 27.8 million DAUs on average in December 2020.

We have been rapidly expanding the scale of the product portfolio by leveraging the competitive user base and spending time achieved by our core product in the online literature business: Fengdu Novel. The DAUs of Fengdu Novel reached nearly 10 million in December 2020 with approximately 130 minutes of user average daily reading time. With the rapid growth of our online literature products, we have further developed other synergized business segments like casual games.

In addition, we have started to build a customized content production model for our online literature business that establishes the data feedback and matrices between our signed authors and readers, so that the content ecosystem is adaptive to our users’ ever-evolving content preferences.

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

Our Products

Content-rich Mobile Applications

Following our user-centric and data-driven approach, we have developed and brought to market the following global mobile applications focusing on three categories: online literature, casual games and scenario-based mobile apps.

Online literature

First launched in 2019, Fengdu Novel is a mobile application that provides users with free online novels. Unlike the other paid user-only model in the online literature industry that charges users a fee for most content offered, users of Fengdu Novel can enjoy literature works under a free-to-read model. Users have free access to a large literature library. We classify the genre, length, popularity, serial or completed literature works by adding keywords to the content, and users can search for content based on these key words. Fengdu Novel is currently available on both Android and iOS operating systems.

We also launched Fengdu Literature Platform to develop our original content ecosystem at the end of 2019. Since December 2019, Fengdu Literature Platform has accumulated around 3,000 signed authors and 3,600 original contract books. Compared to licensed books, the books produced by our signed authors obtained more than 50% of total reading time of Fengdu's readers and total revenue.

Fengdu Literature Platform is deemed as diverse in category, covering 13 major categories of male and female preferred content including genres of romance, fantasy, science fiction, history and others. More than 70% of content focus on gender specialized stories in urban context and ancient romance.

In addition, we are actively diversifying our IP business based on the original books from Fengdu Literature Platform. We developed Fengdu Audiobook, a new feature incorporated in Fengdu Novel app to meet the evolving needs of readers. More than 2,000 audible books are available on the platform.

We also created short video series based on Fengdu Literature Platform content and IP resources. The first short video drama series named the Proud Wanwan Su, produced from content on Fengdu Literature Platform, is based on a piece of literature with a substantial and exciting storyline. The video series is divided into 20 episodes with a running time of 2 or 3 minutes for each. The short drama has been redistributed on major short video sites such as Douyin, Kuaishou, Bilibili and Xigua Video, among others, and can be watched by searching FengDu Theater.

Casual games

We launched our first self-developed mobile game in the third quarter of 2019, and thereafter introduced a series of self-developed casual games, including simulation games such as Farm Hero and Idle Land King Tycoon, puzzle games such as Hi Hamster, and educational games such as Puzzle No. 1 and Idiom Hero.

Scenario-based content apps

Fitness

We developed a series of fitness applications, such as Walk Walk.

Walk Walk. Responding to the call for "Sport for All", Walk Walk, as a leader in the brisk walking industry, encourages users to take steps and engage in light-intensity exercise at any time and any place. Furthermore, Walk Walk is notable for its Big Data innovative function, which provides professional sports data analysis to its users.

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

TouchPal Smart Input

TouchPal Smart Input is an innovative input method for mobile devices. TouchPal Smart Input had an average of 125.3 million DAUs in more than 240 countries and regions in December 2020.

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

Downloads

We acquire new users through downloads of our products from digital distribution platforms such as Apple App Store, Tencent YingYongBao App Store and Google Play. Some of these users acquired through downloads are drawn to our applications through word-of-mouth or general interest in one of our global products, thus growing our user base organically. A majority of our users are drawn to our products through our paid marketing campaigns on third-party platforms, such as Facebook, Douyin and Kuaishou. In the second half of 2019, we increased the portion of users acquired from third-party platforms in China in order to broaden the range of user acquisition channels and to reduce our reliance on overseas distribution platforms.

Pre-installations

We have established ourselves as a trusted provider of smart input for mobile devices, smart TVs and other devices and have entered into collaboration agreements with some manufacturers to pre-install TouchPal Smart Input on select devices.

Marketing

We market our brand, products and services globally to mobile internet users primarily through online social media sites including Douyin, Kuaishou, Facebook, Instagram and Twitter, and through search engines such as Google. We also market our brand, products and services to our global business partners through trade show exhibitions.

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

Our advertisers are from a broad range of industries, including healthcare, e-commerce, online games, merchant services and business services. Most of our advertisers are represented by third-party advertising exchanges and agencies. Our top two advertising customers, which are advertising exchanges, in aggregate accounted for approximately 39.5% of our total revenues in 2020. We have entered into standard forms of agreements with our major advertising customers. We entered into distribution cooperation agreements with Chuan Shan Jia, a leading advertising exchange platform in China who is also our top advertising customer, in 2019 for the cooperation in placing advertisements on our mobile apps for the year of 2020 and 2021, which will expire on December 31, 2021. Our business depends on our relationships with these large advertising exchanges and agencies. For more details, see “Item 3. Key Information—D. Risk Factors—We depend on certain third-party advertising exchanges and agencies for a large portion of our mobile advertising revenues.”

Technology and Research and Development

Technology is the key to our success. Our research and development efforts focus on big data analytical capabilities.

AI-based analytics tool for content production

We have developed an AI and data-driven system to enable the authors on our online literature platform to produce more suitable content for our users and continuously adapt to changing demand based on data feedback. The platform that we are building is not just a place for authors to publish books, but also a platform to really enable them to improve their authorship based on a proper data matrix, so that even an average author may also produce valuable content.

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

We dedicate ourselves to building our technology infrastructure to support our business in a cost-effective manner. As of December 31, 2020, we had 6 data centers (IDC), 1,854 physical servers, 686 virtual servers and 8 public cloud sites in 4 countries.

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

As of December 31, 2020, we held 59 patents in China and 37 patents in countries and regions outside of China, covering inventions and designs; we have 19 patent applications currently pending in China and 12 patent applications currently pending in countries and regions outside of China; we have submitted 33 international patent applications through the procedures under the Patent Cooperation Treaty, or PCT; and we intend to apply for more patents to protect our core technologies and intellectual properties. As of December 31, 2020, we have registered 240 trademarks with the Trademark Office of the State Administration for Industry and Commerce in China, including our company’s name “CooTek,” CooTek logos, trademarks relating to our products such as TouchPal Smart Input and TouchPal Phonebook; and we are in the process of applying for the registration of 29 other trademarks in China; we have registered 29 trademarks, and are in the process of applying for registration of 4 other trademarks, in countries and regions outside of China. As of December 31, 2020, we are the registered owner of 149 software copyrights in China, each of which we have registered with the State Copyright Bureau of China. As of December 31, 2020, we own the rights to more than 200 domain names that we use in connection with the operation of our business, including our CooTek and TouchPal websites cootek.com, chubao.cn and touchpal.com.

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

Protection. We have adopted comprehensive policies, procedures and guidelines to regulate our employees’ actions in relation to user data in order to protect user privacy and data security. We also have adopted a strict access control mechanism to ensure implementation of least privilege and need-to-know principles and to protect user privacy while meeting business requirements. For instance, we strictly limit the number and clearance level of personnel who may access user data or those servers that store user data. In addition, we employ a variety of technical solutions to prevent and detect risks and vulnerabilities in user privacy and data security, such as encryption, firewall, vulnerability scanning and log audit. For instance, we have built an internal compliance team which has privacy professionals who participate in new product and feature development and are dedicated to the ongoing review and monitoring of data security practices and security professionals who monitor internal and external security threats and risks. We store and transmit all user data in encrypted format on separate servers depending on each individual user’s location. We do not share any input data from our users or any user insight data with third parties or allow third parties to access user data stored on our servers, and we also utilize firewalls to protect against potential cyber-attacks or unauthorized access. We periodically audit our systems and procedures to detect information security risks and privacy risks.

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

Competition

We face intense competition for users, usage time and advertising customers. Our portfolio products compete with applications of the same or a similar kind. In addition, we compete with all major internet companies for user attention and advertising spending. Fengdu Novel competes with other leading free online literature applications in the Chinese market including Fanqie Novel and Qimao Novel. Our casual game products such as Farm Hero, Idle Land King Tycoon, Hi Hamster, Puzzle No.1 and Idiom Hero compete primarily with other online casual games developed by companies such as WebEye and Laiwan. TouchPal Smart Input competes primarily with default mobile device input methods, including Apple input for iOS devices, Gboard and Samsung mobile keyboard. Our TouchPal Smart Input also competes with other alternative input method products for mobile devices that offer similar language prediction capabilities and other smart features, such as Microsoft/SwiftKey.

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

In addition, the Civil Code of the People’s Republic of China, promulgated in May 2020, provides that laws protect personal information of natural persons. Any organization or individual who needs to obtain personal information shall obtain it legally and ensure the security of such personal information, and shall not illegally collect, use, process, transmit, trade, provide, or publish such personal information.

In January 2015, the State Administration for Industry and Commerce, or SAIC, promulgated the Measures on Punishment for Infringement of Consumer Rights, most recently amended in December 2020, pursuant to which business operators collecting and using personal information of consumers must comply with the principles of legitimacy, propriety and necessity, specify the purpose, method and scope of collection and use of the information, and obtain the consent of the consumers whose personal information is to be collected.

Regulations Relating to Foreign Investment

Negative List and Encouraged Industry Guidelines Related to Foreign Investment. Investment activities in China by foreign investors are principally governed by the Special Administrative Measures (Negative List) for Access to Foreign Investment (2020 Revision), or 2020 Negative List, which was promulgated by the Ministry of Commerce of the PRC, or MOFCOM, and the National Development and Reform Commission, or NDRC, as amended from time to time, and the Catalogue of Encouraged Industries for Foreign Investment (2020 Revision), or Encouraged Industry Catalogue, issued by MOFCOM and NDRC.

If foreign investment falls into industries specified in the 2020 Negative List, special administrative measures shall apply, such as the percentage of foreign invested equity interests and background and quality of senior management. According to the 2020 Negative List, the proportion of foreign investments in entities engaged in value- added telecommunications business shall not exceed 50%, except for e-commerce, domestic multi-party communication, store-and-forward service, and call centers service. The online transmission of audio-visual programs business, online publishing services and online cultural business (except for music) remain as prohibited industries for foreign investment.

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

Regulations Relating to Telecommunications Services

In 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations, most recently amended in February 2016, which set out the general framework for regulating telecommunication services by PRC companies. The Telecom Regulations differ “basic telecommunications services” from “value-added telecommunications services.” The Catalogue of Telecommunications Business, most recently updated in June 2019, categorizes VoIP services as basic telecommunications services, on the other hand, categorizes information services, internet data centers and internet access as value-added telecommunications services.

In 2000, the State Council issued the Measures for the Administration of Internet Information Services, or the ICP Measures, most recently amended in January 2011. The ICP Measures define “internet information services” as the services of providing internet information to online users, which is further divided into “commercial internet information services” and “non-commercial internet information services.” A commercial internet information services operator must obtain a value-added telecommunications services license, or ICP license for internet information services, from the MIIT or its local branch at the provincial or municipal level in accordance with the Telecom Regulations before providing any commercial internet information services in China. Our business includes providing VoIP services and other value-added telecommunications services such as internet information service.

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

We currently hold seven Value-added Telecommunications Services Operating Licenses. As of the date of this annual report, we have not obtained the Basic Telecommunications Services Operating License for our business.

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

In May 2016, the SAPPRFT issued a Notice on Administration of Mobile Game Publishing Services, or the Mobile Game Notice, effective in July 2016, which provides that the content of mobile games is subject to its review, and that mobile game publishers and operators must apply for publishing and authorization codes for the games. Under the Mobile Game Notice, significant upgrades and expansion packs for mobile games that have previously been approved for publishing could be regarded as new works, and the operators will be required to obtain approval for such upgrades and expansion packs before they are released. In the event of any failure to meet these license and approval requirements, an operator may face heavy penalties, such as being ordered to stop operation, or having its business license revoked. As of the date of this annual report, we have not obtained the approval for our internet publication service license and publication codes for those domestic online games operated by us. We are applying for publication codes for certain future online games.

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

Regulations Relating to Internet Audio-Visual Program Services

The State Administration of Radio and Television, or SART, and MIIT jointly issued the Administrative Provisions for the Internet Audio-Video Program Service, or the Audio-visual Program Provisions, in 2007 and amended in August 2015. The Audio-visual Program Provisions define “internet audio-visual programs services” as the production, edition and integration of audio-video programs, the supply of audio-video programs to the public via the internet, and providing uploading and audio-video programs transmission services to a third party. Entities engaging in internet audio-visual programs services must obtain internet audio-visual program transmission licenses, which will only be issued to state-owned or state-controlled entities unless the license applicants have obtained internet audio-visual program transmission licenses prior to the promulgation of the Audio-visual Program Provisions in accordance with the then-in-effect laws and regulations. According to the Categories of the Internet Audio-Video Program Services promulgated by SART in March 2017, “aggregation of internet audio-visual programs,” meaning “editing and arranging the internet audio-visual programs on the same website and providing searching and watching services to public users,” falls into the definition of the aforementioned “internet audio-visual programs services.” As of the date of this annual report, we have not obtained the internet audio-visual program transmission license for our business.

Regulations Relating to Online Cultural Products

In 2011 and as amended in 2017, the MCT issued the Provisional Regulations for the Administration of Online Culture, or the Online Culture Regulations, which applies to entities engaging in activities related to “online cultural products,” including the cultural products that are produced specially for internet use, such as online music and entertainment, online games, online plays, online performances, online art works and Web animations, and those cultural products that, through technical means, produce or reproduce music, entertainment, games, plays and other art works for internet dissemination. Further, commercial entities are required to apply to the relevant local branch of the MCT for an Online Culture Operating Permit if they engage in any of the following types of activities:

●	the production, duplication, importation, release or broadcasting of online cultural products;
●	the dissemination of online cultural products on the internet or transmission thereof via internet or mobile phone networks to users’ terminals such as computers, fixed-line or mobile phones, television sets, gaming consoles and internet surfing service sites such as internet cafés for the purpose of browsing, using or downloading such products; or
●	the exhibition or holding of contests related to online cultural products.

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

We currently hold seven Online Culture Operating Permits.

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

Pursuant to the Notice to Adjust the Scope of Online Culture Operation Permit Approval and to Further Regulate the Approval Work released by MCT in May 2019, the MCT no longer assumes the responsibility to regulate online game industry, and the provincial counterparts of MCT would no longer grant Online Culture Operation Permits covering the business scope of using the information network to operate online games. The licenses granted by the MCT before this notice will remain valid until the expiration dates of these licenses, but those whose business scopes include only the operation of online games cannot be renewed after the expiration dates. On July 23, 2019, the MCT announced the abolishment of the Interim Measures on Administration of Online Games, which regulated the issuance of Online Culture Operation Permits relating to online games.

Both the internet publication services (including the online game publishing) and online culture operation (including the online game operation) fall within the prohibited categories in the Negative List. The Notice Regarding the Consistent Implementation of the “Regulation on Three Provisions” of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or the GAPP Notice, promulgated by the GAPP, together with the National Copyright Administration and the Office of the National Working Group for Crackdown on Pornographic and Illegal Publications in 2009, provides that, among other things, foreign investors are not permitted to invest or engage in online game operations in China through their wholly owned subsidiaries, equity joint ventures or cooperative joint ventures, and foreign investors are not permitted to gain control over or participate in domestic online game operations indirectly through joint ventures, contractual agreements or technical support. Serious violation of the GAPP Notice will result in suspension or revocation of relevant licenses and registrations.

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

The Central Committee of the Communist Party of China issued the Plan for Deepening the Institutional Reform of the Party and State and the National People’s Congress adopted the Institutional Reform Plan of the State Council in March 2018 (collectively, the “Institutional Reform Plans”). According to the Institutional Reform Plans, the SAPPRFT was reformed and now known as the SART and the NAPP. Concurrently with the implementation of this reformation, the assessment and pre-approval on domestic and foreign developed online games had been suspended during April to December 2018 and had resumed since December 2018. After this re-organization, companies need to apply with the NAPP for the approvals publishing the online games. As of the date of this annual report, we have not obtained the approval for our internet publication service license and publication codes for those domestic online games operated by us. We are applying for publication codes for certain future online games.

Online Game Operation

In June 2010, the MOC promulgated the Interim Measures on Administration of Online Games, or the Online Game Interim Measures, amended on December 15, 2017, which governed the research, development and operation of online games and the issuance and trading services of virtual currency. All operators of online games, issuers of virtual currency and providers of virtual currency trading services are required to obtain Online Culture Operation Permits. An Online Culture Operation Permit is valid for three years.

In May 2019, MCT released the Notice on Adjusting the Scope of Examination and Approval regarding the to Further Regulate the Approval Work, pursuant to which the provincial counterparts of MCT would no longer grant Online Culture Operation Permit covering the business scope of using the information network to operate online games.

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

Advertisements shall not hinder public order, violate social morality or contain illegal contents, including, but not limited to, obscenity, pornography, gambling, superstition, terror and violence contents. Otherwise, the administration of market regulation may (i) order to stop publishing of the advertisement and; (ii) confiscate the advertising fees; (iii) impose a penalty ranging from RMB200,000 to RMB1,000,000; or (iv) in serious cases, cancel the business license and cancel the registration certificate for publishing advertisements.

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

The relevant advertisers, advertisement operators and advertisement publishers may also face criminal liabilities. According to the Criminal Law, where an advertiser, advertisement operator or advertisement publisher uses false advertising for its products or services and when the circumstances are serious, the offender may face imprisonment of not more than two years, criminal detention and fines. According to the Provisions of the Supreme People’s Procuratorate and the Ministry of Public Security on Criteria for Docketing and Prosecution of Criminal Cases under the Jurisdiction of Public Security Authorities (II), where an advertiser, advertisement operator or advertisement publisher uses false advertising for its products or services, the offender may be prosecuted if, among other serious violation circumstances, (i) the amount of illegal gains exceeds RMB100,000, (ii) causing direct economic loss of over RMB50,000 to a single consumer, or accumulatively direct loss of over RMB200,000 to several consumers, or (iii) the offender has received administrative punishment more than two times within two years for conducting false advertising.

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

Regulations Relating to Cyber Security

The PRC Congress promulgated the PRC Cyber-security Law, or Cyber-security Law, effective in June 2017. Under the Cyber-security Law, “network operators” are broadly defined as network owners, network administrator, and network service providers are subject to various security protection-related obligations. As a network service provider, our obligations include:

●	complying with security protection obligations in accordance with tiered requirements with respect to maintenance of the security of internet systems, which include designing internal security management rules and developing manuals, appointing personnel in charge of internet security, adopting measures to prevent computer viruses and activities that threaten internet security, adopting measures to monitor and record status of network operations, holding Internet security training events, retaining user logs for at least six months, and adopting measures such as data classification, key data backup, and encryption for the purpose of securing networks from interference, vandalism, or unauthorized visits, and preventing network data from leakage, theft, or tampering; and
●	verifying users’ identities before signing agreements or providing services such as network access, domain name registration, landline telephone or mobile phone access, information publishing, or real-time communication services; and formulating internet security emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures, and reporting to governmental authorities;

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

The CAC issued the Cyber-security Review Measures, effective in June 2020. Under the Cyber-security Review Measures, critical information infrastructure operators purchasing network products and services that affect or may affect national security will be subject to cyber-security review:

The Cybersecurity Review Office under the CAC is responsible for developing cybersecurity review related rules and procedures and organizing cybersecurity reviews.There are still substantial uncertainties with respect to the interpretation and implementation of the Cyber-security Review Measures.

Regulations Relating to Intellectual Property Protection

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents and trademarks.

Copyright

Under the PRC Copyright Law promulgated by the National People’s Congress in 1990 and most recently amended in 2020, copyright protection extends to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center, and requires registration of any pledge of a copyright. Its implementing regulation, Computer Software Copyright Registration Procedures, was promulgated in 2011 and most recently amended in January 2013, specifies detailed procedures and requirements regarding the registration of software copyrights.

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

The Provisions of the Supreme People’s Court on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes on Infringement of the Information Network Dissemination Rights provides that disseminating works, performances or audio-video products by internet users or internet service providers via the internet without the consents of the copyright owners shall be deemed to have infringed the right of dissemination of the copyright owner. Under the Regulations on the Protection of the Right to Network Dissemination of Information, promulgated by the State Council in 2006 and amended in 2013, an owner of the network dissemination rights with respect to written works or audio or video recordings who believes that information storage, search or link services provided by an internet service provider infringe his or her rights may require that the internet service provider delete, or disconnect the links to, such works or recordings. As of December 31, 2020, we have registered 149 software copyrights in China.

Patent Law

Under the Patent Law promulgated by PRC Congress in 1984 and most recently amended in 2008, and its implementation regulations issued in 2010, the State Intellectual Property Office is responsible for administering patents in the PRC. The Chinese patent system adopts a “first to file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet all three conditions: novelty, inventiveness and practical applicability. A patent is valid for 20 years in the case of an invention and 10 years in the case of utility models and designs. A third-party user must obtain consent or proper license from the patent owner to use the patent. Otherwise, third-party use constitutes an infringement of patent rights. As of December 31, 2020, we had 59 patents in China.

Trademark Law

Under the Trademark Law promulgated by PRC Congress in 1982 and most recently amended in 2019, and its implementation regulations issued in 2002 and amended in April 2014, the Trademark Office of the Administration for Industry and Commerce is responsible for the registration and administration of trademarks. The Administration for Industry and Commerce under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. As with patents, China has adopted a “first-to-file” principle for trademark registration. If two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced. For applications filed on the same day, the trademark that was first used will receive preliminary approval and will be publicly announced. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. As of December 31, 2020, we had 240 trademarks in China.

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

As of December 31, 2020, we had registered more than 200 domain names, including “cootek.com,” “chubao.cn” and “touchpal.com.”

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

In July 2014, the SAFE promulgated the Circular on Issues Concerning Foreign Exchange Administration over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents Via Special Purpose Vehicles, or SAFE Circular 37, which replaced Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC institutions and individuals, to register with the local SAFE office in connection with their direct establishment or indirect control of an offshore entity, referred to in SAFE Circular 37 as a “special purpose vehicle” for the purpose of holding domestic or offshore assets or interests. PRC residents must also file amendments to their registrations in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. Under these regulations, PRC residents’ failure to comply with such regulations may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity, including restrictions on the ability to contribute additional capital to the PRC entity. Further, failure to comply with the various SAFE registration requirements could result in liability under PRC laws for evasion of foreign exchange regulations.

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

Regulations Relating to Employee Share Option Plans

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or SAFE Circular 7, issued by the SAFE in February 2012, employees, directors, supervisors, and other senior management participating in any share incentive plan of an overseas publicly listed company who are PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

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

C.Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and other entities that are material to our business, as of the date of this annual report:

(1)	Karl Kan Zhang, Susan Qiaoling Li, Michael Jialiang Wang, Jim Jian Wang and Haiyan Zhu are the beneficial owners of CooTek (Cayman) Inc., and each holds 25.0%, 21.94%, 21.94%, 13.12% and 18.0% of the equity interests in Shanghai Chubao, respectively. Karl Kan Zhang, Susan Qiaoling Li and Michael Jialiang Wang are directors and employees of CooTek (Cayman) Inc. Jim Jian Wang is the director of CooTek (Cayman) Inc., and Haiyan Zhu is one of the early investors of CooTek (Cayman) Inc.
(2)	One of our employees holds 100% of the equity interests in Molihong.

(3)	Each of Michael Jialiang Wang and Jim Jian Wang holds 50% of the equity interests in Qiaohan.
(4)	Two of our employees each hold 50% of the equity interests in Qinglin.

The following is a summary of our contractual arrangements with respect to Shanghai Chubao and other principal VIEs.

Agreements that provide us effective control over Shanghai Chubao

Loan Agreement. On August 6, 2012, the WFOE and each shareholder of Shanghai Chubao entered into loan agreement. Pursuant to such agreements, the WFOE will provide loan to the shareholders of Shanghai Chubao solely for the purpose of capital contribution. The shareholders of Shanghai Chubao should pledge their equity interests in Shanghai Chubao and enter into an equity pledge agreement to secure such loan and other obligations. The shareholders can only repay the loans by the sale of all their equity interest in Shanghai Chubao to WFOE or its designated person. Each loan agreement will remain effective for 10 years, and will be automatically renewed by three years upon the option of the WFOE.

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

In the opinion of JunHe LLP, our PRC legal counsel:

●	the ownership structure of the WFOE and our VIEs is not in violation of PRC laws or regulations currently in effect; and
●	the contractual arrangements among the WFOE, our VIEs and their respective shareholders governed by PRC law are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect.

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

D.Property and Equipment

Our headquarters are located in Shanghai, China, where we currently lease and occupy approximately 5,000 square meters of office space. We also lease offices in Beijing, Guangzhou, Shenzhen and other cities, with an aggregate area of approximately 1,048 square meters of office space. We also have research and development personnel at our office in Silicon Valley, the United States, with an area of approximately 460 square meters.

Below is a summary of the term of each of our current leases and we plan to renew most of them when they expire:

Leased properties	Term	Area (square meters)
Shanghai	2 and 3 years	5,243
Beijing	1 year	315
Guangzhou	1.5 years	448
Shenzhen	4 months	285
Silicon Valley	2 years and 1 month	459
Taiwan	5 months	8 Workstations
Total		6,750

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

A.Operating Results

Overview

We operate a global portfolio of mobile applications with a large and diverse user base. Our mobile applications include a portfolio of content-rich mobile applications, TouchPal Smart Input and TouchPal Phone book. We leverage our ability to derive sophisticated user insights to deliver targeted advertisements that are relevant to users across our various mobile applications.

We generate revenues primarily from mobile advertising. In July 2019, some of our global apps were disabled by Google from the Google Play Store and Google Admob, and we were able to bounce back during the second half of 2019, through our diversified content-rich mobile applications and additional distribution channels. In 2020, we continue to develop our content-rich product portfolio, and to build a global pan-entertainment content ecosystem which focus on online literature, scenario-based content apps and casual games. Our net revenues grew rapidly by 32.6% from US$134.1 million in 2018 to US$177.9 million in 2019, and further by 148% to US$441.5 million in 2020. We recorded gross profit of US$119.2 million, US$162.6 million and US$417.4 million in 2018, 2019 and 2020, reflecting an improvement of gross profit margin from 88.9% in 2018 to 91.4% in 2019 and further to 94.5% in 2020. Of our total advertising revenue, our portfolio products contributed approximately 63% in 2018, 85% in 2019 and 99% in 2020, and our TouchPal Smart Input contributed approximately 22% in 2018, 6% in 2019 and 0.2% in 2020. In addition, TouchPal Phonebook contributed approximately 15%, 9% and 0.5% of our total advertising revenue in 2018, 2019 and 2020, respectively. We recorded net income of US$10.1 million in 2018, net loss of US$36.8 million in 2019, and net loss of US$47.4 million in 2020.

Key Factors Affecting Our Results of Operations

Due to the global COVID-19 pandemic, our results of operations and financial conditions was affected. The COVID-19 pandemic led to a potential global economic downturn, which caused our advertising and marketing customers to reduce their advertising budgets in general. As a result of any of the above developments, our business, financial condition and results of operations for the full fiscal year of 2020 were affected by the COVID-19 pandemic. We will continue to monitor and evaluate the impacts of COVID-19 to our business, financial condition and results of operations for the remainder of fiscal year 2021.

As of December 31, 2020, we had US$49.6 million in cash, cash equivalents, and restricted cash. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and short-term floating rate financial instruments which can be freely withdrawn or used and have original maturities of three months or less when purchased. Our restricted cash consists of amount of US$3.1 million held in our bank account as guarantee deposit for loan facility provided by the bank and US$21.7 million held in our bank accounts which were frozen by a local authority in connection with an ongoing investigation related to an alleged illegal act of certain customers. We believe this level of liquidity is sufficient to navigate an extended period of uncertainty.

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by company specific factors, including the following major factors:

Our ability to increase our user base

Our business depends on our ability to grow our global user base. As our revenues are primarily derived from our advertising services, the number of users and the frequency with which they use our products and services directly affect the number of advertisements we are able to show and the value of those advertisements. Since our inception, we have experienced rapid growth of the user base of our portfolio products. In December 2020, the user base of our portfolio products reached an average of 27.8 million DAUs, an increase of 13% from 24.7 million in December 2019.

The following table sets forth the average DAUs, MAUs, and DAU/MAU ratios of our global products for each of the months indicated:

	For the Month Ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2019	2019	2019	2019	2020	2020	2020	2020

	(in millions, except for the percentages)
TouchPal Smart Input
DAUs	145.9	143.7	140.8	137.6	136.5	133.3	130.0	125.3
MAUs	192.3	190.4	185.1	182.8	178.8	174.3	169.4	162.8
DAU/MAU ratio(1)	75.9%	75.5%	76.1%	75.3%	76.3%	76.5%	76.7%	77.0%
Portfolio products
DAUs	23.1	27.6	23.9	24.7	25.2	23.9	27.7	27.8
MAUs	59.8	65.1	67.5	74.6	89.2	83.5	94.8	85.8
DAU/MAU ratio(1)	38.6%	42.4%	35.4%	33.1%	28.3%	28.6%	29.2%	32.4%
(1)	DAU/MAU ratio refers to, for any period, the ratio calculated by dividing (i) the average DAUs of certain product(s) in the given month, by (ii) the MAU of such product (s) in the given month. The average DAUs and MAUs used in calculating the DAU/MAU ratio are rounded to the nearest hundred thousand.

The MAUs of our portfolio products continuously increased from 74.6 million in December 2019 to 85.8 million in December 2020. Despite Google’s decision in July 2019 to disable some of our global apps from the Google Play Store and Google Admob, we managed to find alternative digital distribution platforms and user acquisition channels to keep growing our user base. For example, we used Tencent YingYongBao App Store to distribute our mobile applications and we increased the portion of user acquisition through advertising on third-party platforms in China, such as Douyin and Kuaishou. As we regain the user growth momentum, our DAUs and MAUs of our portfolio products both increased from December 2019 to December 2020.

The DAUs of our portfolio products decreased from 25.2 million in March 2020 to 23.9 million in June, and bounced back to 27.7 million in September 2020 and increased to 27.8 million in December 2020.

We regained our user growth momentum due to a range of factors, including our improved relevance of the content we deliver with our technology, continuous innovation of and improvements in user experience with our products and services and effective user acquisition through online distribution platforms and third-party platforms, all of which are guided and driven by our in-depth user insights. Although we expect our user base to grow, our actual results may be materially different from our expectations due to certain factors inherent in our business and industry. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to maintain or expand our user base, our business, financial condition and operating results may be materially and adversely affected.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have significant international operations and plan to continue expanding our operations globally. We may face challenges and business risks presented by our global operations, which may have a material and adverse impact on our business and operating results.”

As a long-term strategy, we plan to continuously offer innovative and diversified products and services to meet the interests and demands of our targeted mobile internet users and to further improve our users’ experience with our products to achieve a sustained high level of user satisfaction, which we believe is the most cost-effective way to attract, engage and retain our users.

Effectiveness of monetization.

We monetize our user base primarily through mobile advertising. Our advertising revenue increased by 33.3% from US$131.3 million in 2018 to US$175.0 million in 2019, and further by 150.4% to US$438.4 million in 2020. It is estimated that, of the total advertising revenue, our portfolio products contributed approximately 63% in 2018, 85% in 2019 and 99% in 2020. In addition, online literature, scenario-based content apps and casual games contributed approximately 38%, 24% and 37% of our total advertising revenue in 2020, respectively.

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

Our ability to attract and retain advertising customers

We source our advertisers primarily through our network of advertising exchanges and agencies, and to a lesser extent, direct contractual arrangements with individual advertisers. Our revenues and results of operations depend largely on our ability to engage, directly or indirectly, more advertisers with our advertising services. We generate advertising revenue primarily from performance-based advertisements and we also offer brand advertising arrangements. In July 2019, some of our global apps were disabled by Google from the Google Play Store and Google Admob, and our access to Google Play Store and Google Admob was disabled too. Our business and financial results was adversely affected as a result in the second and third quarter of 2019. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have been and may continue to be subject to notices or complaints alleging, among other things, our infringement of copyrights and delivery of illegal or inappropriate content through our products, which could lead to suspension or removal of such products from digital distribution platforms, a decrease of our user base, and a significantly adverse impact on our financial results and our reputation.” We launched our in-house developed advertising platform, CooTek Ads, afterwards to reduce our dependency on third-party advertising exchanges and to provide high-quality and tailored advertising services. The revenue derived from CooTek Ads have accounted for approximately 45% of our total revenue in 2020. In 2020, our top two advertising customers, which are advertising exchanges, contributed 39.5% of our total revenues. Our business may be materially and adversely affected if our cooperation with these two advertising customers is impaired or terminated. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We depend on certain third-party advertising exchanges and agencies for a large portion of our mobile advertising revenues.” We plan to further strengthen our network of advertising exchanges and agencies to serve a larger number of advertisers. We also plan to further expand and diversify our advertiser base and to maximize the value of our services to the advertisers by improving our targeting capability, increasing our user base, developing CooTek Ads while maintaining quality business relationship with third-party advertising exchanges.

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

Effective investment in technology and talent

To maintain our advanced technological capabilities and in order to be able to keep up with any future technological developments, we have continued to make significant investments in enhancing our technology infrastructure and in acquiring and retaining talent with technological expertise. Our investment in technology and talent has effectively met our needs for technology upgrades and increases in product development capacity along with the rapid growth of our business. As of December 31, 2020, we had 759 full-time employees, of which 452 were software engineers and product designers. Our research and development expenses increased by 39.4% from US$19.3 million in 2018 to US$26.9 million in 2019, and further increased by 10.2% from US$26.9 million in 2019 to US$29.7 million in 2020. In the foreseeable future, we expect to continuously increase our investment in our research and development team and our big data analytics and precise targeted advertising capabilities.

Ability to manage costs and expenses

Our results of operations depend on our ability to manage our costs and expenses. We spend primarily on content costs, server and bandwidth costs, telecommunication service charges and expenses related to voice over internet protocol, or VoIP, services, and staff costs. We expect the absolute amount of our content costs, bandwidth and server costs and our staff costs to steadily increase as we continue to grow our business. In order to expand our user base, we also incur sales and marketing expenses to acquire new users through online marketing and promotion activities. We expect to continue spending on user acquisition channels to further enlarge our user base in the foreseeable future. We expect to stabilize and improve our economic efficiency of user acquisition cost for our existing products as a result of the economies of scale and our accumulated knowledge and experience related to user growth. The user acquisition costs for our new products may currently be higher than our existing products, and we plan to keep improving our economic efficiency of user acquisition cost for our new products as well. In addition, we expect our costs and operating expenses to decrease as a percentage of our total net revenues, as our business further increases in scale and our operating efficiency improves.

Key Components of Results of Operations

Net Revenues. The following table sets forth the components of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	US$	%	US$	%	US$	%
Net Revenues:
Advertising revenue	131,287,334	97.9	175,040,033	98.4	438,384,470	99.3
Other revenue	2,822,298	2.1	2,843,072	1.6	3,120,761	0.7
Total net revenues	134,109,632	100.0	177,883,105	100.0	441,505,231	100.0

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

Revenue from our advertising services accounted for 97.9%, 98.4% and 99.3% of our total net revenues in 2018, 2019 and 2020, respectively. We estimate that, of our total advertising revenue, our portfolio products contributed approximately 63% in 2018, 85% in 2019 and 99% in 2020. In addition, online literature, scenario-based content apps and casual games contributed approximately 38%, 24% and 37% of our total advertising revenue in 2020, respectively. From time to time, we provide sales rebates to certain advertising agencies to incentivize their referral of more brand advertising arrangements to us. Our advertising revenue is presented net of sales rebates to these advertising agencies.

We expect our advertising revenue to increase in the foreseeable future as we continue to expand our global user base, improve the effectiveness of our targeted advertising services, and attract more advertising customers.

Other Revenue

We generate other revenue from (i) VIP user subscription; and (ii) licensing of our TouchPal Smart Input to certain mobile device manufacturers for pre-installation. Revenue from both services in aggregate increased by US$0.7 million from 2018 to 2019. We ceased to generate revenue from the sales of virtual items in a live social video community on TouchPal Phonebook in 2019. As a result, our other revenue stayed stable at US$2.8 million in 2019. Revenue from both services in aggregate increased by US$0.3 million from US$2.8 million 2019 to US$3.1 million in 2020.

Cost of revenues

The following table sets forth our cost of revenues and gross profit, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	For the Year Ended December 31,
	2018		2019		2020
	US$	%	US$	%	US$	%
Cost of revenues	14,932,713	11.1	15,300,854	8.6	24,128,462	5.5
Gross profit	119,176,919	88.9	162,582,251	91.4	417,376,769	94.5

Our cost of revenues consists primarily of content costs, bandwidth costs, VoIP related expenses and staff costs. Content costs are the fees we pay to our signed authors and third-party content providers for the publishing and licensing of relevant online literature works. Bandwidth costs are the fees we pay to telecommunications carriers and other service providers for telecommunications and other content delivery-related services. VoIP related expenses are the fees we pay to telecommunications carriers and other service providers for the VoIP services we offer through our VoIP products such as TouchPal Phonebook. Staff costs consist of salaries and benefits for our employees involved in the operation and maintenance of our network and mobile applications. Our other costs of revenues include hardware, server and internet equipment depreciation expenses and internet data center service fees. In the foreseeable future, we expect our total cost of revenues to increase in absolute amount as we continue to expand our user base and business operations globally and we expect our cost of revenue as a percentage of net revenue to slightly decrease and then to remain stable.

Operating Expenses

The following table sets forth the components of our operating expenses, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	For the Year Ended December 31,
	2018		2019		2020
	US$	%	US$	%	US$	%
Operating expenses:
Sales and marketing expenses	80,729,626	60.2	157,027,956	88.3	418,261,754	94.7
Research and development expenses	19,324,657	14.4	26,935,497	15.1	29,669,615	6.7
General and administrative expenses	10,728,807	8.0	16,256,192	9.1	15,017,499	3.4
Other operating (income) loss, net	(1,609,159)	(1.2)	(872,269)	(0.5)	2,274,507	0.5
Total operating expenses	109,173,931	81.4	199,347,376	112.1	465,223,375	105.4

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of user acquisition costs, general brand promotion costs, and salaries and benefits, including share-based compensation, for our sales and marketing personnel. Our user acquisition costs represent expenses for acquiring new users of our products, including expenses on targeted campaigns to acquire users. We expect our sales and marketing expenses to stabilize and optimize in the foreseeable future as we continue to acquire new users and enlarge our user base but also to improve the efficiency of our user retention and management.

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

Other Operating (Income) Loss, net

Other operating income primarily consisted of government subsidies and other operating loss primarily consisted of contingent losses for an ongoing investigation of certain alleged illegal acts of our customers, intellectual property infringement lawsuit and compensation payments to victims of alleged misconducts of certain third-party advertisers perpetrated on our platform.

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

	For the Year Ended December 31,
	2018		2019		2020
	US$	%	US$	%	US$	%
Net revenues:
Advertising revenue	131,287,334	97.9	175,040,033	98.4	438,384,470	99.3
Other revenue	2,822,298	2.1	2,843,072	1.6	3,120,761	0.7
Total net revenues	134,109,632	100.0	177,883,105	100.0	441,505,231	100.0
Cost of revenues(1)	(14,932,713)	(11.1)	(15,300,854)	(8.6)	(24,128,462)	(5.5)
Gross profit	119,176,919	88.9	162,582,251	91.4	417,376,769	94.5
Operating expenses:
Sales and marketing expenses(1)	(80,729,626)	(60.2)	(157,027,956)	(88.3)	(418,261,754)	(94.7)
Research and development expenses(1)	(19,324,657)	(14.4)	(26,935,497)	(15.1)	(29,669,615)	(6.7)
General and administrative expenses(1)	(10,728,807)	(8.0)	(16,256,192)	(9.1)	(15,017,499)	(3.4)
Other operating income (loss), net	1,609,159	1.2	872,269	0.5	(2,274,507)	(0.5)
Total operating expenses	(109,173,931)	(81.4)	(199,347,376)	(112.1)	(465,223,375)	(105.4)
Income (loss) from operations	10,002,988	7.5	(36,765,125)	(20.7)	(47,846,606)	(10.8)
Interest income, net	214,730	0.2	763,497	0.4	395,629	0.1
Impairment loss of investment	—	—	(500,032)	(0.3)	—	—
Foreign exchange (losses) gains, net	(70,033)	(0.1)	(342,687)	(0.2)	91,335	—
Income (loss) before income taxes	10,147,685	7.6	(36,844,347)	(20.7)	(47,359,642)	(10.7)
Income tax expense	(220)	(0.0)	(1,714)	(0.0)	(7,087)	(0.0)
Net income (loss)	10,147,465	7.6	(36,846,061)	(20.7)	(47,366,729)	(10.7)
(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2018	2019	2020
	US$	US$	US$
Cost of revenues	53,850	91,597	276,085
Sales and marketing expenses	127,095	196,224	212,381
Research and development expenses	1,788,724	2,806,587	3,034,240
General and administrative expenses	389,802	568,077	1,814,335
Total	2,359,471	3,662,485	5,337,041

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net Revenues

Our net revenues increased by 148% from US$177.9 million in 2019 to US$441.5 million in 2020, primarily due to a substantial increase in our advertising revenue.

Advertising revenue. Our advertising revenue increased by 150% from US$175.0 million in 2019 to US$438.4 million in 2020. The increase of advertising revenue was driven primarily by the increase of content-rich portfolio products and in the number of impressions we sold on our advertising spaces in 2019 to 2020. Our portfolio products contributed approximately 99% of the revenue in 2020, a significant increase from 85% in 2019. The increase in the number of impressions we sold on our advertising spaces was primarily driven by the increase in the average DAUs of our portfolio products from 24.7 million in December 2019 to 27.8 million in December 2020, as we have made continuous effort in launching new content-rich mobile applications and expanding our user base in 2020.

Other Revenue. We generate other revenue from (i) VIP user subscription; and (ii) licensing of our TouchPal Smart Input to certain mobile device manufacturers for pre-installation. Revenue from both services in aggregate increased by US$0.3 million from 2019 to 2020.

Cost of revenues

Our cost of revenues increased by 58% from US$15.3 million in 2019 to US$24.1 million in 2020. This increase was primarily due to the increase in our content costs, IT infrastructure, bandwidth and server costs and maintenance costs of US$10.3 million, partially offset by a decrease of US$1.7 million in our VoIP related expenses. The steady increase in our IT infrastructure, bandwidth and server costs and maintenance costs is attributable to our continuous effort to grow our business.

Gross profit

As a result of the foregoing, we recorded gross profit of US$417.4 million in 2020, as compared to gross profit of US$162.6 million in 2019. Our gross margin increased from 91.4% in 2019 to 94.5% in 2020, primarily due to the rapid growth of our revenues and also due to our improved operational efficiency driven by the improvements in our ability to deliver targeted advertisements.

Operating expenses

Our total operating expenses increased by 133% from US$199.3 million in 2019 to US$465.2 million in 2020, primarily due to the increase of sales and marketing expenses, research and development expenses and along with the expansion of our global user base and business operations, partially offset by a slightly decrease of general and administrative expenses.

Sales and marketing expenses. Our sales and marketing expenses increased by 166% from US$157.0 million in 2019 to US$418.3 million in 2020. The increase was primarily due to the increase in our user acquisition costs in connection with our continuous efforts to grow the user base of our content-rich portfolio products.

Research and development expenses. Our research and development expenses increased by 10% from US$26.9 million in 2019 to US$29.7 million in 2020. The increase was primarily due to an increase in salaries and benefits (including share-based compensation) for our technology and product development personnel of US$2.0 million mainly as a result of an increase in the number of our technology and product development personnel from 350 as of December 31, 2019, to 452 as of December 31, 2020. The increase in research and development expenses reflected our increased efforts in improving our big data analytics and expanding our product offerings.

General and administrative expenses. Our general and administrative expenses decreased by 8% from US$16.3 million in 2019 to US$15.0 million in 2020. The decrease was primarily due to accrued bad debt provision of US$0.4 million in 2020, a decrease of US$3.7 million from US$4.1 million in 2019, and was partially offset by an increase in professional expenses and an increase in costs associated with G&A staff and share-based compensation expenses.

Other operating income (loss), net. We recorded other operating loss of US$2.3 million in 2020, compared to other operating income of US$0.9 million in 2019. Other operating income (loss), net primarily in 2020 consisted of government subsidies, contingent losses for an ongoing investigation of certain alleged illegal acts of our customers, intellectual property infringement lawsuit and compensation payments to victims of alleged misconducts of certain third-party advertisers perpetrated on our platform while there are no contingent losses for investigation and compensation payments in 2019.

Income (loss) from operations

As a result of the foregoing, we recorded loss from operations of US$47.8 million in 2020, compared to income from operations of US$36.8 million in 2019.

Interest income, net

We had interest income of US$0.8 million and US$0.4 million in 2019 and 2020, respectively. Interest income represents interest earned on our cash, cash equivalents, restricted cash and short-term investments, net of the interest expenses primarily related to our bank borrowings.

Foreign exchange (losses) gains, net

We incurred foreign exchange losses of US$0.3 million and foreign exchange gain of US$0.1 million in 2019 and 2020, respectively, primarily due to the costs incurred on foreign exchange conversion, partially offset by appreciation of RMB against US dollar in 2020 as we have positive net assets in RMB.

Income tax expense

We recorded income tax expenses of US$1,714 in 2019 and US$7,087 in 2020.

Net (loss) income

As a result of the foregoing, we recorded a net loss of US$47.4 million in 2020, compared to a net income of US$36.8 million in 2019.

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

Income (loss) from operations

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

Net income (loss)

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

United States

Companies registered in the United States are subject to U.S. federal corporate income tax at a rate of 21% and state income tax in California.

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

PRC

Enterprise Income Tax

Generally, our PRC subsidiary, variable interest entities and their subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. A “high and new technology enterprise,” or an HNTE, is entitled to a favorable statutory tax rate of 15% and this qualification is reassessed by relevant government authorities every three years. Our PRC subsidiary, Shanghai Chule obtained High and New Technology Enterprise status from 2017 to 2019 and renewed the status from 2020 to 2022. It enjoyed a preferential tax rate of 15% in 2019 and 2020 to the extent it has taxable income under the PRC Enterprise Income Tax Law. If our holding company in the Cayman Islands or any of our subsidiaries outside the PRC is considered as a PRC resident enterprise for tax purposes, then our global income will be subject to PRC enterprise income tax at the rate of 25%. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

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

PRC laws and regulations currently restrict foreign-invested companies to engage in mobile internet and mobile advertising businesses. Our offshore holding companies are deemed as foreign entities under PRC laws and accordingly our wholly owned PRC subsidiary is not eligible to engage in provisions of internet content or other online services. To comply with PRC law and regulations, we conduct all of our mobile internet and mobile advertising businesses in China through our VIEs. Through a series of contractual agreements with VIEs and their respective shareholders, we have effective control over the VIEs. We consolidate our subsidiaries and VIEs of which we are the primary beneficiary.

Revenue Recognition

Mobile Advertising

We generate substantially all of our revenue through mobile advertising. As of January 1, 2019, we adopted ASU 2014-09 Revenue from Contracts with Customers - Topic 606 and all subsequent ASUs that modified ASC 606. We have elected to apply the ASU and all related ASUs under the modified retrospective method to all contracts that were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019, are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period. We did not note any effects of applying the new revenue standard as an adjustment to the opening balance of retained earnings at the beginning of 2019.

We provide advertising services to customers for promotion of their brands through our mobile applications including a portfolio of content-rich mobile application. We have two general pricing models for our advertising products: cost over a time period and cost for performance basis including per impression basis. For advertising contracts over a time period, we generally recognize revenue ratably over time, because the customer simultaneously receives and consumes the benefits as we perform throughout a fixed contract term. For contracts that are charged on the cost for performance basis, we charge an agreed-upon fee to its customers determined based on the effectiveness of advertising links, which is typically measured by clicks, transactions, installations, user registrations, and other actions originating from our mobile applications. Revenue is recognized at a point in time when there is an effective click, transaction, installations, user registrations, and other actions originating from our mobile applications. For contracts that are charged on the cost per impression basis, we recognize the revenue at a point in time when the impressions are delivered. Revenue for performance-based advertising services is recognized at a point in time when all the revenue recognition criteria are met.

For certain of our advertising service arrangements, customers are required to pay a deposit before using our services. Deposits received are recorded as deferred revenue on the consolidated balance sheets. Service fees due to us are deducted from the deposited amounts when performance criteria have been satisfied.

Others

We also generate other revenues through cloud call business, licensing of its portfolio products and VIP user subscription fee, which are recognized when service is rendered.

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

Contingencies

We record and disclose legal contingencies in accordance with ASC Topic 450 Contingencies. We establish reserves for these contingencies at the best estimate, or if no one estimated amount within the range of possible losses is more probable than any other, we record an estimated reserve at the low end of the estimated range. Contingencies affecting us primarily relate to legal and regulatory matters, which are inherently difficult to evaluate and are subject to significant changes. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We monitor the stage of progress of its litigation matters to determine if any adjustments are required.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in “Summary of Significant Accounting Policies—(y) Recent accounting pronouncements” of our audited consolidated financial statements included elsewhere in this annual report.

B.Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended
	December 31
	2018	2019	2020
	US$	US$	US$
Summary Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	23,106,005	(15,664,279)	(851,758)
Net cash used in investing activities	(3,655,042)	(5,330,927)	(2,644,295)
Net cash provided by (used in) financing activities	40,169,171	(3,796,484)	(8,500,234)
Net increase (decrease) in cash, cash equivalents, and restricted cash	59,620,134	(24,791,690)	(11,996,287)
Cash, cash equivalents, and restricted cash at beginning of year	27,026,240	84,859,915	59,966,031
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(1,786,459)	(102,194)	1,652,970
Cash, cash equivalents, and restricted cash at end of year	84,859,915	59,966,031	49,622,714

Historically, we have financed our operations primarily through funding from private issuances of preferred shares, loans from commercial banks and our equity and debt offerings.

On January 19, 2021, we issued the January 2021 Note to YA II PN, Ltd, a Cayman Islands exempt limited partnership. The January 2021 Note has a conversion price of the lower of (1) US$4.20 per ADS, or (2) 88% of the lowest daily VWAP, being the dollar volume-weighted average price for ADSs on the New York Stock Exchange, during the ten consecutive trading days immediately preceding the conversion date or other date of determination, but not lower than the floor price as prescribed in the January 2021 Note (the “Conversion Price of January 2021 Note”). The Conversion Price of January 2021 Note is subject to adjustment in the case of a subdivision, combination or re-classification. The principal and the interest payable under the January 2021 Note will mature on January 19, 2022, unless earlier converted or redeemed by us. At any time before January 19, 2022, YA II PN, Ltd may convert the January 2021 Note at their option into our Class A ordinary shares represented by ADSs at the Conversion Price of January 2021 Note. Pursuant to the January 2021 Note, YA II PN, Ltd shall not sell such number of ADSs in any calendar month that would result in gross proceeds received by it in excess of the greater of (1) 30% of the dollar trading volume during such calendar month or (2) US$1,700,000, which shall not apply with respect to any sales of the ADSs at prices greater than or equal to US$4.20 per ADS. YA II PN, Ltd has also agreed under the securities purchase agreement that it shall not directly or indirectly, engage in any short sales involving our securities during the period commencing on the date thereof and ending when no convertible note remains outstanding. As of the date of this annual report, the January 2021 Note has been converted to 3,933,317 ADSs with the average conversion price of US$2.54 per ADS.

On January 25, 2021, we entered into a Standby Equity Distribution Agreement (the "SEDA") with YA II PN, Ltd. for the offer and sale of up to US$20,000,000 of the ADSs. We will be able to sell up to US$20,000,000 of our ADSs at our request any time during the 36 months following the date of the SEDA. The ADSs would be purchased pursuant to the SEDA at 90% of the Market Price, being the lowest daily VWAP (as defined below) of the ADSs during the five consecutive trading days commencing on the trading day following the date we submit an advance notice to Investor. The purchase would be subject to certain limitations, including that Investor could not purchase any ADSs that would result in it and its affiliates owning more than 4.99% of our then outstanding share capital. The YA II PN, Ltd. has agreed that, during the term of the SEDA, neither YA II PN, Ltd. nor its affiliates will engage in any short sales or hedging transactions with respect to our Class A ordinary shares or ADSs. "VWAP" means, for any trading day, the daily volume weighted average price of the ADSs for such date on the New York Stock Exchange as reported by Bloomberg L.P. during regular trading hours.

On March 19, 2021, we issued the March 2021 Note to YA II PN, Ltd. The March 2021 Note has a fixed conversion price of US$5.00 per ADS (the “Fixed Conversion Price”). The Fixed Conversion Price is not subject to adjustment except in the case of a subdivision, combination or re-classification. The principal and the interest payable under the March 2021 Note will mature on March 19, 2022, unless earlier converted or redeemed by us. At any time before March 19, 2022, YA II PN, Ltd. may convert the March 2021 Note at their option into our Class A ordinary shares represented by ADSs at the Fixed Conversion Price. Beginning on June 1, 2021 and continuing on the first day of each calendar month thereafter through January 2022, the principal amount of the March 2021 Note plus an 8% redemption premium and plus accrued and unpaid interest will be subject to monthly redemption (“Monthly Redemption”). Under Monthly Redemption, we shall redeem an applicable redemption amount in accordance with the redemption schedule provided in the March 2021 Note, which is subject to pro rata adjustment to reflect the conversion or redemption otherwise effected pursuant to the March 2021 Note contemporaneous with or prior to the scheduled redemption date, in cash, ADSs through conversion of the March 2021 Note (at any time after the applicable redemption date), or a combination of both at our option. With respect to each Monthly Redemption all or partially in ADSs, the conversion price shall be the lower of (1) the Fixed Conversion Price, or (2) 100% of the lowest daily VWAP (the dollar volume-weighted average price for ADSs on the New York Stock Exchange) during the ten consecutive trading days immediately preceding the date of conversion. In the event that the daily VWAP on each of the five consecutive trading days immediately prior to the scheduled redemption date exceeds a price equal to 108% of the Fixed Conversion Price, then no cash redemption shall be due on such scheduled redemption date. We also have the right, but not the obligation, to redeem (“Optional Redemption”) a portion or all amounts outstanding under the March 2021 Note prior to March 19, 2022 at a cash redemption price equal to the outstanding principal balance to be redeemed, plus a 15% redemption premium and plus accrued and unpaid interest, if any; provided that the trading price of the ADSs is less than Fixed Conversion Price, and we provide the holder of the March 2021 Note at least ten business days’ prior written notice of its desire to exercise an Optional Redemption. The holder shall have ten business days to elect to convert all or any part of the March 2021 Note after receiving a redemption notice, in which case the redemption amount shall be reduced by the amount so converted. Pursuant to the March 2021 Note, YA II PN, Ltd. shall not sell such number of ADSs in any calendar month that would result in gross proceeds received by it in excess of the greater of (1) 30% of the dollar trading volume during such calendar month or (2) US$3,290,000, which shall not apply with respect to any sales of the ADSs at prices greater than or equal to US$5.00 per ADS. YA II PN, Ltd. has also agreed under the securities purchase agreement that it shall not directly or indirectly, engage in any short sales involving our securities during the period commencing on the date thereof and ending when no convertible note remains outstanding.

As of December 31, 2018, 2019 and 2020, we had US$84.9 million, US$60.0 million and US$49.6 million in cash, cash equivalents, and restricted cash, respectively. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and restricted cash. Our restricted cash consists of guarantee deposit for loan facility provided by the bank and long-term restricted cash held in our bank accounts which were frozen by a local authority in connection with an ongoing investigation related an alleged illegal act of certain customers.

We had a net income of US$10.1 million and positive cash flows from operations of US$23.1 million in 2018. We incurred a net loss of US$36.8 million and negative cash flows from operations of US$15.7 million in 2019. We incurred a net loss of US$47.4 million and negative cash flows from operations of US$0.9 million in 2020. We accumulated a deficit of US$201 million as of December 31, 2020. We had positive working capital, which equals the result of current assets minus current liabilities, of US$79.9 million, US$33.3 million and negative working capital of US$42.1 million as of December 31, 2018, 2019 and 2020, respectively.

Our ability to continue as a going concern is dependent on our ability to successfully execute our business plans including the implementation of a balanced growth strategy and an effective financial management which can contribute to the optimization of the operating cost and expense structure. To implement the plan, we will continue to improve the stickiness of our existing users by offering higher quality and diversified contents and user incentive program and optimize the new user acquisition strategy to efficiently control and reduce these user related costs. We will further strengthen our monetization capability by diversifying our revenue structure and improving the Return on Investment of our key products. Also we will continue to obtain funds from various types of outside sources including equity and debt financing.

We have concluded, after giving consideration to our plans as noted above, that we have alleviated the substantial doubt as to our ability to continue as a going concern and believe we have sufficient cash and other financial resources and liquidity to fund our operations for one year from the date of the filing of the consolidated financial statements, and that there is not substantial doubt about our ability to continue operations as a going concern for that one-year period.

Our accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on our ability to reduce cash used in operating activities, obtain capital financing from equity or debt investors and adjust the pace of our operation expansion and control of the related expense to fund our general operations and capital expansion needs. We may, however, need additional capital in the future. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The total outstanding balance of our short-term bank borrowings as of December 31, 2020, amounted to US$11 million. We have entered into the following short-term loan transactions:

●	We entered into a credit facility agreement with a commercial bank in July 2016, as renewed in June 2020, under which agreement we can borrow up to US$11.0 million collateralized by our accounts receivable by June 2021. The interest rate for this credit facility is the LPR plus an applicable margin. In 2020, we have aggregately drawn down the credit facility of US$28.8 million and repaid US$24.1 million, and the weighted average interest rate for borrowings drawn under such credit facility was 5.15%.
●	We entered into a credit facility agreement with a commercial bank in July 2018, as renewed in June 2020, under which agreement we can borrow up to US$4.0 million collateralized by our accounts receivable by June 2021. The interest rate for this credit facility is LIBOR plus an applicable margin. In 2020, we have aggregately drawn down the credit facility of US$4 million and repaid US$7.2 million, and the weighted average interest rate for borrowings drawn under such credit facility was 4.39%.

Both these two loans contain minimum quarterly net income as financial covenants which we failed to fulfill as of December 31, 2020 and could be required by the bank to repay the loan immediately. Cash amount of US$3.1 million has been deposited in the bank as guarantee in December 2020 and we are negotiating for the waiver of the financial covenants with the bank.

Our anticipated cash flows for 2021 and planned actions to generate cash flows are based on our current expectations, beliefs and estimates and are not guarantees of our future operating results, liquidity and ability to continue operations.

As of December 31, 2020, 86.6% of our cash, cash equivalents and restricted cash were held in China, and 58.3% were held by our VIEs and denominated in Renminbi. Most of the remaining cash and cash equivalents we held as of December 31, 2020, were held in Hong Kong and United States, and mainly denominated in Hong Kong dollars and U.S. dollars. Although we consolidate the results of our VIEs, we only have access to the assets or earnings of our VIEs through our contractual arrangements with our VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

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

Operating Activities

Net cash used in operating activities in 2020 was US$0.9 million, as compared to net loss of US$47.4 million in the same period. The difference was primarily due to (i) an increase of US$33.7 million in accounts payable driven primarily by the increase of our user acquisition costs, (ii) an increase of US$1.3 million in deferred revenue and (iii) an increase of US$3.6 million in accrued expenses and other current liabilities, partially offset by an increase of US$4.1 million in prepaid expenses and other current assets. The principal non-cash items affecting the difference between our net income and our net cash used in operating activities in 2020 primarily consisted of (i) US$5.3 million in share-based compensation expenses, and (ii) US$3.8 million in depreciation expenses.

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

Investing Activities

Net cash used in investing activities in 2020 was US$2.6 million, primarily due to (i) purchase of property, plant and equipment of US$2.9 million and (ii) purchase of short-term investment of US$13 million, offset by the mature and sale of short-term investment of US$13.5 million.

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

Financing Activities

Net cash used in financing activities in 2020 was US$8.5 million, primarily due to (i) payment of share repurchase of US$9.5 million, (ii) repayment of bank borrowing of US$31 million, and (iii) payment of issuance costs for the issuance of ordinary shares upon exercise of options of US$0.8 million, partially offset by (i) proceeds from bank borrowings of US$32.5 million, and (ii) proceeds from issuance of ordinary shares upon exercise of options of US$0.3 million.

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

Capital Expenditures

We made capital expenditures of US$3.5 million, US$4.8 million and US$2.9 million in 2018, 2019 and 2020, respectively. In these periods, our capital expenditures were mainly used for purchases of property and equipment, including servers and other IT equipment. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

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

C.Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2020, to December 31, 2020, that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements, except for the SEDA as mentioned in B. Liquidity and Capital Resources. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payment Due by Period (in US$)
		less than 1			more than
	Total	year	1-3 years	3-5 years	5 years
Lease obligations	2,659,899	1,650,102	1,009,797	—	—
Total	2,659,899	1,650,102	1,009,797	—	—

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2020.

G.Safe Harbor

See “Forward-Looking Statements” on page 1 of this annual report.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Karl Kan Zhang	40	Chairman of the Board of Directors and Chief Technology Officer
Susan Qiaoling Li	42	Director and President
Michael Jia Liang Wang	41	Director and Chief Executive Officer
Jim Jian Wang	41	Director
Duane Ziping Kuang	57	Director
Glen Qian Sun	47	Director
Haibing Wu	48	Independent Director
Jue Yao	47	Independent Director
Robert Yi Cui	38	Chief Financial Officer
Jiang Zhu	37	Chief Growth Officer

Mr. Karl Kan Zhang co-founded our company in 2008 and has served as Chairman of the Board of Directors since March 2012 and Chief Technology Officer since April 2020. Mr. Zhang also served as the Chief Architect from August 2008 to April 2020. Prior to founding our company, Mr. Zhang served as a research and development manager at Microsoft Advanced Technology Center from 2004 to 2008. Prior to that, Mr. Zhang served as a software engineer at Intel China Software Lab from 2002 to 2004. Mr. Zhang received his bachelor’s degree in mechanical and electronic engineering from Shanghai University in 2002.

Ms. Susan Qiaoling Li co-founded our company in 2008, and has served as our President since April 17, 2018, and our director since October 2012. Ms. Li first served as our Chief Marketing Officer in 2008, and was then appointed as our Head of Global Business Division in September 2015. Prior to founding our company, Ms. Li served as a program manager in Microsoft China Co., Ltd.’s Shanghai Branch from 2005 to 2008, where she gained extensive experience in developing software and managing key accounts. Prior to that, Ms. Li served as a software quality engineer at Intel (China) Co., Ltd from 2003 to 2005. Ms. Li received her bachelor’s degree in automation from Tsinghua University in 2000 and her master’s degree in computer engineering from North Carolina State University in 2003.

Mr. Michael Jia Liang Wang co-founded our company in 2008 and has served as our Chief Executive Officer since August 2008 and our director since March 2012. Prior to founding our company, Mr. Wang served as a product manager at Microsoft R&D Group in China from 2005 to 2008. Mr. Wang received his bachelor’s and master’s degrees in electronic engineering from Shanghai Jiao Tong University in 2002 and 2005, respectively.

Mr. Jim Jian Wang co-founded our company in 2008 and has served as our director since July 2014. Mr. Wang has served as our Chief Technology Officer from August 2008 to April 2020. Prior to founding our company, Mr. Wang served as a development team leader at NTT Data in Tokyo, Japan from 2007 to 2008, where he developed a web crawler program. Prior to that, Mr. Wang served as a project manager in Shanghai JT-Omron Software Co., Ltd from 2002 to 2007. Mr. Wang received his bachelor’s degree in mechatronic engineering and automation from Shanghai University in 2002.

Mr. Duane Ziping Kuang has served as our director since August 2012. Mr. Kuang founded Qiming Venture Partners in 2006, a private equity firm affiliated to one of our major shareholders, and has been serving as its managing partner since then. Mr. Kuang also serves on the boards of companies invested by Qiming Venture Partners, such as Mutto Optronics Corporation (TWSE: 4950). Mr. Kuang has over 20 years of operational and investment experience with technology companies. Prior to founding Qiming Venture Partners, Mr. Kuang was a director of Intel Capital China from 1999 to 2015. Prior to that, Mr. Kuang served as a general manager in Cisco Systems since 1994. Mr. Kuang received his master’s degree in computer science from Stanford University and his MBA from the University of California Berkeley.

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

Mr. Haibing Wu has served as an independent director since the IPO. Mr. Wu has also served on the board of Acorn International, Inc. (NYSE: ATV) as an independent director since September 2016. Mr. Wu has over 20 years of experience in finance. He has been a partner of Vision Knight Capital, a leading private equity firm since April 2018. Prior to that, Mr. Wu served as the chief financial officer at Plateno Hotels Group (formerly known as 7 Days Group Holdings Limited) from October 2007 to March 2018. Mr. Wu also worked at PricewaterhouseCoopers in the United States from May 2000 to February 2006 and later worked as a senior manager in the assurance department of PricewaterhouseCoopers Zhong Tian CPAs Limited Company from February 2006 to October 2007. Mr. Wu received his bachelor’s degree in engineering economics from Shanghai Jiao Tong University in 1994, and master’s degree in business administration from Michigan State University in 2000.

Ms. Jue Yao has served as our independent director since September 2018. Ms. Yao has also served on the board of China Renaissance Holdings Limited (HKEx: 1911) as an independent non-executive director and chairman of the audit committee since September 2018. Ms. Yao has extensive experience in accounting and corporate finance. Ms. Yao served as the chief financial officer of Qihoo 360 Technology Co., Ltd., or Qihoo 360, a company formerly listed on the New York Stock Exchange (NYSE: QIHU) and currently listed on the Shanghai Stock Exchange (SSE: 601360), from 2014 to April 2018. Since 2006, Ms. Yao has held various positions at Qihoo 360, including its financial director and vice president of finance from 2008 to 2012 and its co-chief financial officer from 2012 to 2014. From 1999 to 2006, Ms. Yao held various positions, including financial director, at Sohu.com Inc. From 1996 to 1999, Ms. Yao was a senior auditor at KPMG. Ms. Yao received her bachelor’s degree in international accounting from the University of International Business and Economics in 1996. Ms. Yao is a member of the Chinese Institute of Certified Public Accountants.

Mr. Robert Yi Cui has served the role of Chief Financial Officer since August 24, 2020. Prior to joining CooTek, Mr. Cui worked in the Hong Kong office of Investment Banking Asia Pacific of BNP Paribas from 2014 to 2020 with his last position held as a director. Before that, Mr. Cui worked in the Hong Kong office of the Investment Banking Division of Bank of China International, in the Hong Kong office of the Investment Banking Division of Daiwa Capital Markets and in the Paris office of HSBC Global Investment Banking from 2007 to 2014. Mr. Cui received his bachelor’s degree of arts in French studies from Shanghai International Studies University in 2004 and master’s degree of science in management (Diplôme Grande École) from HEC Paris in 2007. Mr. Cui speaks fluent English, French and Mandarin.

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

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

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

B.Compensation

For the fiscal year ended December 31, 2020, we paid an aggregate of approximately RMB10.7 million (US$1.6 million) in cash to our executive officers, and we paid US$0.2 million in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

2012 Stock Incentive Plan

In November 2012, we adopted the 2012 Stock Incentive Plan, as amended from time to time, or the 2012 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and advisors and promote the success of our business. The maximum aggregate number of our ordinary shares which may be issued pursuant to all awards under the 2012 Plan is 226,153,637 ordinary shares. As of March 31, 2021, awards to purchase 220,868,244 ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

2018 Share Incentive Plan

In August 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, or the 2018 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued under the 2018 Plan shall initially be 63,916,634 Class A ordinary shares, plus an annual increase on the first day of each of the first five (5) complete fiscal years after the completion of our initial public offering in 2018 and during the term of this plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to 2.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting). As of March 31, 2021, awards to purchase 138,978,367 ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of March 31, 2021, the awards granted under our Plan to several of our directors and executive officers and to other individuals as a group, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Ordinary
	Shares
	Underlying
	Outstanding		Exercise
	Options or		Price		Date of
Name	RSUs		(US$/Share)	Date of Grant	Expiration
Karl Kan Zhang	*		0.0002	January 6, 2020	January 5, 2030

Susan Qiaoling Li	*		0.0002	January 6, 2020	January 5, 2030

Haibing Wu	*	(1)	—	November 6, 2018	November 5, 2028
	*	(1)	—	September 30, 2019	September 29, 2029
	*	(1)	—	September 04, 2020	September 03, 2030

Jue Yao	*	(1)	—	November 6, 2018	November 5, 2028
	*	(1)	—	September 30, 2019	September 29, 2029
	*	(1)	—	September 04, 2020	September 03, 2030

Robert Yi Cui	*		0.0002	September 04, 2020	September 03, 2030
Jiang Zhu	*		0.0105	January 1, 2013	December 31, 2022
	*		0.0315	July 31, 2014	July 30, 2024
	*		0.1000	January 1, 2016	December 31, 2025
	*	(1)	—	March 15, 2018	March 14, 2028
	*	(1)	—	January 2, 2019	January 1, 2029
	*		0.0002	January 6, 2020	January 5, 2030

Other individuals as a group	298,902,245	(2)	from 0.0002
			to 0.1800

*     The options and restricted shares units in aggregate held by each of these officers represent less than 1% of our total outstanding shares.

(1)	Restricted share units.
(2)	Including options and restricted shares units. With respect to the options the exercise price is with the range from 0.0002 to 0.1800.

C.Board Practices

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

Audit Committee. Our audit committee consists of Mr. Haibing Wu and Ms. Jue Yao. Mr. Haibing Wu is the chairman of our audit committee. We have determined that each of Mr. Haibing Wu and Ms. Jue Yao satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that each of Mr. Haibing Wu and Ms. Jue Yao qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Ms. Jue Yao, Mr. Haibing Wu and Mr. Karl Kan Zhang. Ms. Jue Yao is the chairwoman of our compensation committee. We have determined that each of Ms. Jue Yao and Mr. Haibing Wu satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Karl Kan Zhang, Mr. Haibing Wu and Ms. Jue Yao. Mr. Karl Kan Zhang is the chairman of our nominating and corporate governance committee. We have determined that each of Mr. Haibing Wu and Ms. Jue Yao satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

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

D.Employees

We had 498, 553 and 759 employees as of December 31, 2018, 2019 and 2020, respectively. The following table sets forth the breakdown of our employees by function as of December 31, 2020:

Function:	Number of Employees
Research and development	452
Sales and marketing	88
Operations	129
General and administrative	90
Total	759

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

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2021, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% of our total outstanding shares.

The calculations in the table below are based on 2,983,859,641 Class A ordinary shares (excluding treasury stocks and shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) and 246,224,465 Class B ordinary shares outstanding as of March 31, 2021.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2021, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
					% of
	Class A	Class B	Total	% of	Aggregate
	Ordinary	Ordinary	Ordinary	Beneficial	Voting
	Shares	Shares	Shares	Ownership	Power***
Directors and Executive Officers**
Karl Kan Zhang(1)	2,500,000	246,224,465	248,724,465	7.7	67.4
Susan Qiaoling Li(2)	216,874,465	—	216,874,465	6.7	2.4
Michael Jialiang Wang(3)	178,119,165	—	178,119,165	5.5	1.9
Jim Jian Wang(4)	115,368,349	—	115,368,349	3.6	1.3
Duane Ziping Kuang	*	—	*	*	*
Glen Qian Sun	—	—	—	—	—
Haibing Wu	*	—	*	*	*
Jue Yao	*	—	*	*	*
Robert Yi Cui	—	—	—	—	—
Jiang Zhu	*	—	*	*	*
All Directors and Executive Officers as a Group	535,418,512	246,224,465	781,642,977	24.1	73.1

Principal Shareholders:
Sequoia Capital China GF Holdco III-A, Ltd.(5)	534,404,772	—	555,204,772	17.2	5.8
Qiming Funds(6)	540,786,459	—	540,786,459	16.7	5.9
SIG China Investments Master Fund III, LLLP(7)	413,875,937	—	423,583,387	13.1	4.5
Kan's Global CoolStuff Investment Inc.(1)(8)	—	246,224,465	246,224,465	7.6	67.4
LQL Global Innovation Investment Inc.(2)(9)	215,624,465	—	215,624,465	6.7	2.4
Jialiang's Global Creativity Investment Inc.(3)(10)	171,874,465	—	178,119,165	5.5	1.9
Jian's Global CoolStuff Investment Inc.(4)(11)	115,368,349	—	115,368,349	3.6	1.3

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

(1)	Represents (i) 246,224,465 Class B ordinary shares held by Kan’s Global CoolStuff Investment Inc., a British Virgin Islands company, and (ii) 2,500,000 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after the date of this annual report held by Karl Kan Zhang. Kan’s Global CoolStuff Investment Inc. is wholly owned by Kan’s Universe Investment Limited, a British Virgin Islands company, which is ultimately owned by Karl’s Global CoolStuff Investment Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Karl Kan Zhang is the settlor of this trust, and Mr. Zhang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Zhang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Kan’s Global CoolStuff Investment Inc. Mr. Zhang is the sole director of Kan’s Global CoolStuff Investment Inc. The registered office of Kan’s Global CoolStuff Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.
(2)	Represents (i) 215,624,465 Class A ordinary shares held by LQL Global Innovation Investment Inc., a British Virgin Islands company, and (ii) 1,250,000 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after the date of this annual report held by Susan Qiaoling Li. LQL Global Innovation Investment Inc. is wholly owned by LQL International Limited, a British Virgin Islands company, which is ultimately owned by LQL International Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Susan Qiaoling Li is the settlor of this trust, and Ms. Li and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by LQL Global Innovation Investment Inc. Ms. Li is the sole director of LQL Global Innovation Investment Inc. The registered office of LQL Global Innovation Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.
(3)	Represents (i) 171,874,465 Class A ordinary shares and (ii) 6,244,700 Class A ordinary shares in the form of ADSs held by Jialiang’s Global Creativity Investment Inc., a British Virgin Islands company. Jialiang’s Global Creativity Investment Inc. is wholly owned by MWRT Global Limited, a British Virgin Islands company, which is ultimately owned by Ivy Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Michael Jialiang Wang is the settlor of this trust, and Mr. Wang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Jialiang’s Global Creativity Investment Inc. Mr. Wang is the sole director of Jialiang’s Global Creativity Investment Inc. The registered office of Jialiang’s Global Creativity Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.
(4)	Represents 115,368,349 Class A ordinary shares directly held by Jian’s Global CoolStuff Investment Inc., a British Virgin Island company. Jian’s Global CoolStuff Investment Inc. is ultimately owned by Thoughtwise Trust, a trust established with the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Jim Jian Wang is the settlor of this trust, and Mr. Wang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Jian’s Global CoolStuff Investment Inc in our company. Mr. Wang is the sole director of Jian’s Global CoolStuff Investment Inc. The registered office of Jian’s Global CoolStuff Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.
(5)	Represents (i) 534,404,772 Class A ordinary shares and (ii) 20,800,000 Class A ordinary shares in the form of ADSs held by Sequoia Capital China GF Holdco III-A, Ltd., an exempted company with limited liability incorporated in the Cayman Islands. Information regarding beneficial ownership is reported as of December 31, 2018, based on the information contained in the Schedule 13G filed by Sequoia Capital China GF Holdco III-A, Ltd. with SEC on February 14, 2019. The sole shareholder of Sequoia Capital China GF Holdco III-A, Ltd. is Sequoia Capital China Growth Fund III, L.P. The general partner of Sequoia Capital China Growth Fund III, L.P. is SC China Growth III Management, L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Mr. Neil Nanpeng Shen. The registered office of Sequoia Capital China GF Holdco III-A, Ltd. is at Cricket Square, Hutchins Drive P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

(6)	Represents (i) 490,679,348 Class A ordinary shares held by Qiming Venture Partners II, L.P., a Cayman Islands exempted limited partnership; (ii) 42,966,564 Class A ordinary shares held by Qiming Venture Partners II-C, L.P, a Cayman Islands exempted limited partnership; and (iii) 7,140,547 Class A ordinary shares by Qiming Managing Directors Fund II, L.P., a Cayman Islands exempted limited partnership. Information regarding beneficial ownership is reported as of December 31, 2020, based on the information contained in the Schedule 13G/A filed by Qiming Corporate GP II, Ltd. with SEC on February 10, 2021. Qiming Venture Partners II, L.P., Qiming Venture Partners II-C, L.P., and Qiming Managing Directors Fund II, L.P. are collectively referred to as Qiming Funds. The general partner of both Qiming Venture Partners II, L.P. and Qiming Venture Partners II-C, L.P. is Qiming GP II, L.P., a Cayman Islands exempted limited partnership. The general partner of both Qiming Managing Directors Fund II, L.P. and Qiming GP II, L.P. is Qiming Corporate GP II, Ltd., a Cayman Islands exempted limited company. Duane Ziping Kuang, Gary Edward Rieschel and Robert Brian Headley each owns approximately 33.33% of Qiming Corporate GP II, Ltd. The registered office of Qiming Funds is at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(7)	Represents 423,583,387 Class A ordinary shares including 9,707,450 Class A ordinary shares represented by ownership of 194,149 ADRs held by SIG China Investments Master Fund III, LLLP, a Delaware limited liability limited partnership. SIG Asia Investment, LLLP, a Delaware limited liability limited partnership, is the investment manager for SIG China Investments Master Fund III, LLLP pursuant to an investment management agreement, and as such, has discretionary authority to vote and dispose of the Class A ordinary shares. Heights Capital Management, Inc., a Delaware Corporation, is the investment manager for SIG Asia Investment, LLLP pursuant to an investment management agreement, and as such, has the discretionary to dispose and vote the Class A ordinary shares. Mr. Authur Dantchik, in his capacity as president of SIG Asia Investment, LLLP, and vice president of Heights Capital Management, Inc. may also be deemed to have investment discretion over the shares held by SIG China Investments Master Fund III, LLLP. Mr. Dantchik disclaims any such investment discretion or beneficiary ownership with respect to these shares. The registered office of SIG China Investments Master Fund III, LLLP is at One Commence Center, 1201 N. Orange Street, Suite 715, Wilmington, DE, USA.
(8)	Represents 246,224,465 Class B ordinary shares held by Kan’s Global CoolStuff Investment Inc., a British Virgin Islands company. Kan’s Global CoolStuff Investment Inc. is wholly owned by Kan’s Universe Investment Limited, a British Virgin Islands company, which is ultimately owned by Karl’s Global CoolStuff Investment Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Karl Kan Zhang is the settlor of this trust, and Mr. Zhang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Zhang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Kan’s Global CoolStuff Investment Inc. Mr. Zhang is the sole director of Kan’s Global CoolStuff Investment Inc. The registered office of Kan’s Global CoolStuff Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.
(9)	Represents 215,624,465 Class A ordinary shares held by LQL Global Innovation Investment Inc., a British Virgin Islands company. LQL Global Innovation Investment Inc. is wholly owned by LQL International Limited, a British Virgin Islands company, which is ultimately owned by LQL International Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Susan Qiaoling Li is the settlor of this trust, and Ms. Li and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by LQL Global Innovation Investment Inc. Ms. Li is the sole director of LQL Global Innovation Investment Inc. The registered office of LQL Global Innovation Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

(10)	Represents (i) 171,874,465 Class A ordinary shares and (ii) 6,244,700 Class A ordinary shares in the form of ADSs held by Jialiang’s Global Creativity Investment Inc., a British Virgin Islands company. Jialiang’s Global Creativity Investment Inc. is wholly owned by MWRT Global Limited, a British Virgin Islands company, which is ultimately owned by Ivy Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Michael Jialiang Wang is the settlor of this trust, and Mr. Wang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Jialiang’s Global Creativity Investment Inc. Mr. Wang is the sole director of Jialiang’s Global Creativity Investment Inc. The registered office of Jialiang’s Global Creativity Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.
(11)	Represents 115,368,349 Class A ordinary shares directly held by Jian’s Global CoolStuff Investment Inc., a British Virgin Island company. Jian’s Global CoolStuff Investment Inc. is ultimately owned by Thoughtwise Trust, a trust established with the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Jim Jian Wang is the settlor of this trust, and Mr. Wang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Jian’s Global CoolStuff Investment Inc in our company. Mr. Wang is the sole director of Jian’s Global CoolStuff Investment Inc. The registered office of Jian’s Global CoolStuff Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2021, a total of 1, 483,008,847 of our ordinary shares (including treasury stocks and shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) were held by three record holders in the United States. One of these holders is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 1,069,132,900 Class A ordinary shares (including treasury stocks and shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Contractual Arrangements with our Variable Interest Entities and their Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Shareholders Agreement

We entered into our shareholders agreement on January 10, 2017, with our shareholders, which consist of holders of ordinary shares and preferred shares.

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

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.     FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

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

In April 2019, a third-party company in China brought a lawsuit against Shanghai Chubao, claiming damages for copyright infringement. We have reached a reconciliation and plan to enter into a settlement agreement. We recorded a one-time litigation reserve of RMB178,724 in the third quarter of 2019. The third-party company withdrew its claim in May 2020.

In June 2019, a third-party company in China brought a lawsuit against Shanghai Chubao in Shanghai Intellectual Property Court for patent infringement. The plaintiff alleged that TouchPal Phonebook infringed its patent of IP telephone system and communication method, and claimed for stopping the usage of this involved patent and acts of using, offering to sell and selling the involved product according to the involved patent, disabling the involved product from app stores, and a compensation of RMB3,000,000. The third-party company withdrew its claim in June 2020.

In May 2019, a third-party company in China brought a lawsuit against Shanghai Chubao and Shanghai Chule in Shanghai Intellectual Property Court for design patent infringement. The plaintiff alleged that TouchPal Smart Input infringed its design patent of an input method, and claimed for stopping the infringement and compensation of RMB1,000,000. We recorded a one-time litigation reserve of RMB500,000 in the third quarter of 2019. As of the date of this annual report, no conclusive judicial decision has been made with respect to the lawsuit.

In September 2019, a third-party company in China brought an arbitration against Shanghai Chule in Shanghai International Economic and Trade Arbitration Commission for breach of contract. The claimant alleged that Shanghai Chule failed to pay the advertising service fee under the advertising agreement, and claimed for a payment of RMB219,283. We have reached a reconciliation that Shanghai Chule should pay RMB90,000 to the third-party company.

In June 2020, a mobile device manufacturer and a third-party company sued us for unfair competition, alleging that one of our mobile applications has interfered with the normal use of their devices by ways of pop-up advertisements, and claimed for stopping the act and compensation of RMB4,900,000. The first-instance judgment was made in March 2021, which ordered the suspension of pop-up advertisements and awarded RMB3,000,000 to the plaintiff. However, we are now appealing with legal counsel, and the first-instance judgement is not a final judgment.

In September 2020, Shanghai Chubao brought a lawsuit to a third-party company claiming it for delaying payment of advertisement fee of RMB334,435. We have reached a reconciliation that the third-party company should pay us RMB165,000 and Shanghai Chubao have received the payment.

In September 2020, Shanghai Dengyong Information Technology Co., Ltd. brought a lawsuit to a third-party company claiming it falsifying the official website of our products and infringing trademark rights. We claimed for RMB1,000,000 and as of the date of this annual report, no conclusive judicial decision has been made with respect to the lawsuit.

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

Dividend Policy

Our board of directors has complete discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend either out of profits or share premium account; provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

B.Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.     THE OFFER AND LISTING

A.Offering and Listing Details

Our ADSs, each representing 50 of our Class A ordinary share of ours, have been listed on the New York Stock Exchange since September 28, 2018. Our ADSs trade under the symbol “CTK.”

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs, each representing 50 Class A ordinary share of ours, have been listed on the New York Stock Exchange since September 28, 2018, under the symbol “CTK.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

The following are summaries of material provisions of our seventh amended and restated memorandum and articles of association, as well as the Companies Act (As Revised), or the “Companies Act,” insofar as they relate to the material terms of our ordinary shares.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our amended and restated articles of association provide our directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of our directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of our name or making changes to our amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, consolidate or subdivide their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of all votes attaching to all outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the New York Stock Exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year as our board may determine from time to time.

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

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any such class (unless otherwise provided by the terms of issue of the shares of that class), may be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class by the holders of two-thirds of the issued shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially and adversely varied by the creation or issue of further shares ranking pari passu with such existing class of shares or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights, including, without limitation, the creation of shares with enhanced or weighted voting rights.

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

Our amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including but not limited to:

●	the designation of the series;
●	the number of shares of the series and the subscription price thereof if different from the par value thereof;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

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

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are incorporated as an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is incorporated in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be incorporated as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue negotiable or bearer shares or shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

C.Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” in this “Item 10. Additional Information—C. Material Contracts” or elsewhere in this annual report on Form 20-F.

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange and Dividend Distribution.”

E.Taxation

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, investors required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the acquisition or ownership of our ADSs or ordinary shares or the Medicare tax. Each U.S. Holder is urged to consult its tax advisor regarding the application of United States federal taxation to its particular circumstances, and the state, local, non-United States and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a PFIC for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

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

Assuming that we are the owner of our VIEs for United States federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2020 and we do not presently expect to be a PFIC for the current taxable year or in the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis and will depend, in part, upon the composition of our income and assets and the value of our assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market value of our ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and our assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we are not and will not be or become classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are treated as a PFIC are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution we pay will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the New York Stock Exchange, and thus are readily tradable on an established securities market in the United States. Since we do not expect that our ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years.

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

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead, subject to applicable limitations, claim a deduction, for United States federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any gain or loss will be capital gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
●	increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries or VIEs is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries or VIEs.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock; provided that such stock is regularly traded. Our ADSs are listed on the New York Stock Exchange, which is an established securities market in the United States. Consequently, if ADSs continue to be listed on the New York Stock Exchange and are being regularly traded, we expect that the mark-to-market election would be available to a U.S. Holder that holds our ADS were we to be or become a PFIC. Our ADSs are expected to qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs, but not our class A ordinary shares, are tradable on the New York Stock Exchange, which is a qualified exchange. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621 or such other form as is required by the United States Treasury Department. Each U.S. Holder is advised to consult its tax advisor regarding the United States federal income tax considerations of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC, including the availability and possibility of making a mark-to-market election.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

I.Subsidiary Information

Not applicable.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 2.1%, 2.9% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

As of December 31, 2020, we had RMB-denominated cash and cash equivalents of RMB280.3 million, HKD-denominated cash and cash equivalents of HKD5.3 million, and U.S. dollar-denominated cash and cash equivalents of US$6 million. Assuming we had converted the U.S. dollar-denominated cash and cash equivalents of US$6 million into RMB at the exchange rate of $1.00 for RMB6.525 as of December 31, 2020, a 5% appreciation or depreciation of RMB against the U.S. dollar as of December 31, 2020, would result in a decrease or an increase of RMB2 million in our cash and cash equivalents, respectively. Assuming we had converted the HKD-denominated cash, cash equivalents and restricted cash of HKD5.3 million into RMB at the exchange rate of HKD1.00 for RMB0.8416 as of December 31, 2020, a 5% appreciation or depreciation of RMB against HKD as of December 31, 2020, would result in a decrease or an increase of RMB0.2 million in our cash and cash equivalents, respectively.

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

ITEM 12.                  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

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

An ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

●	Fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in Cayman Islands (i.e., upon deposit and withdrawal of Class A ordinary shares).
●	Expenses incurred for converting foreign currency into U.S. dollars.
●	Expenses for cable, telex and fax transmissions and for delivery of securities.
●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Class A ordinary shares are deposited or withdrawn from deposit).
●	Fees and expenses incurred in connection with the delivery or servicing of Class A ordinary shares on deposit.
●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, deposited securities, ADSs and ADRs.
●	Any applicable fees and penalties thereon.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2020, we did not receive reimbursement from the depositary.

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

For the period from the effective date of the F-1 Registration Statement to December 31, 2020, the total expenses incurred for our company’s account in connection with our IPO was approximately US$7.1 million, which included US$3.7 million in underwriting discounts and commissions for the IPO and approximately US$3.4 million in other costs and expenses for our IPO. We received net proceeds of approximately US$45.1 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the effective date of the F-1 Registration Statement to December 31, 2020, we used the net proceeds received from our initial public offering as follows:

●	Approximately US$5.8 million for research and development, to continue to invest in our technological capabilities, particularly big data analytics, and to develop new products and services;
●	Approximately US$nil million for sales and marketing efforts, including promotional activities for our products to acquire users; and
●	Approximately US$7.6 million for general corporate purposes, which may include working capital needs and share repurchase.

We have used the proceeds from our initial public offering as disclosed in the F-1 Registration Statement.

ITEM 15.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chairman of the board of directors, chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2020. Based upon that evaluation, our management, with the participation of our chairman of the board of directors, chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the exchange Act), under the supervision and with the participation of our chairman of the board of directors, chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management determined that our internal control over financial reporting was ineffective due to the presence of a material weakness.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. In preparing our consolidated financial statements for the fiscal years ended December 31, 2019, we identified one material and one significant deficiency. The material weakness identified related to the lack of accounting policies and procedures relating to financial reporting in accordance with U.S. GAAP and SEC financial reporting requirements .The significant control deficiency related to lack of formal risk assessment process and monitoring activities in connection with the preparation of our consolidated financial statements.

To remediate our identified material weakness and improve our internal control over financial reporting, we have implemented a number of measures to address the material weakness and significant deficiency. These measures including the follows:

●	We have developed a comprehensive accounting policies and procedures manual in accordance with U.S. GAAP available to guide the day-to-day accounting operation and reporting work of our accounting personnel;
●	We have hired additional competent and qualified accounting and reporting personnel with relevant knowledge and working experiences of U.S. GAAP;

As of December 31, 2020, based on the measures implemented as described above, while we need to continue to improve our internal controls process, our management concluded the material weakness and the significant deficiency remain as it has not been fully remediated. We are in the process of implementing remediation measures to remediate the material weakness and significant deficiency. However, we cannot assure you that we will remediate our deficiencies in a timely manner.

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

Our independent registered public accounting firm were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2020. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting for five years.

Changes in Internal Control Over Financial Reporting

Other than as described above, there have been no changes in the Company’s internal control over financial reporting during the period ended December 31, 2020 that have materially affected the Company’s internal controls over financial reporting.

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

	For the
	Year Ended December 31,
	2019	2020

	(in US$ thousands)
Audit fees (1)	730	830
Audit-related fees (2)	—	200
Tax fees (3)	19	37

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements.
(2)	“Audit-related fees” includes the aggregate fees billed for the professional services rendered by our principal auditors for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit Fees.” Audit-related fees in 2020 was to support the submission of Registrant Statement of Form F-3.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

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

Not applicable.

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

On November 20, 2019, the Company announced a share repurchase program (the "2019 Program") whereby the Company is authorized to repurchase its class A ordinary shares in the form of American depository shares ("ADSs") with an aggregate value of up to US$6 million during the 6-month period starting from November 20, 2019. The 2019 Program was early terminated on May 18, 2020. The Company had used an aggregate of US$5.9 million to repurchase 1.0 million ADSs under the 2019 Program and recorded as treasury stock as of June 30, 2020.

On May 18, 2020, the Company announced a new share repurchase program (the "2020 Program") on the same day. In the new share repurchase program, the Company is authorized to repurchase its class A ordinary shares in the form of ADSs with an aggregate value of up to US$20 million during the 12-month period starting from May 18, 2020. The Company expects to fund the repurchases under this program with its existing cash balance. As of December 31, 2020, the Company had used an aggregate of US$4.7 million to repurchase 0.9 million ADSs under the 2020 Program and recorded as treasury stock.

					Maximum
			Total Number		Dollar Value
			of ADSs		of ADSs that
			Purchased as		May Yet Be
		Average Price	Part of Publicly		Purchased
	Total Number of	Paid Per	Announced		Under Plans
	ADSs	ADS(1)	Plans or		or Programs
	Purchased(1)	(US$)	Programs		(US$)
Month #1 (January 1, 2020 — January 31, 2020)	184,275	5.40	184,275	(2)	3,941,333
Month #2 (February 1, 2020 — February 28, 2020)	196,221	5.84	196,221	(2)	2,795,096
Month #3 (March 1, 2020 — March 31, 2020)	291,708	6.43	291,708	(2)	918,965
Month #4 (April 1, 2020 — April 30, 2020)	105,251	6.89	105,251	(2)	193,877
Month #5 (May 1, 2020 — May 31, 2020)	9,421	6.93	9,421	(2)	128,607
	38,764	6.91	38,764	(3)	19,732,150
Month #6 (June 1, 2020 — June 30, 2020)	116,346	6.84	116,346	(3)	18,935,901
Month #7 (July 1, 2020 — July 31, 2020)	178,144	6.93	178,144	(3)	17,702,222
Month #8 (August 1, 2020 — August 31, 2020)	108,855	6.30	108,855	(3)	17,016,049
Month #9 (September 1, 2020 — September 30, 2020)	66,429	5.10	66,429	(3)	16,677,333
Month #10 (October 1, 2020 — October 31, 2020)	35,924	4.72	35,924	(3)	16,507,660
Month #11(November 1, 2020 — November 31, 2020)	42,204	4.94	42,204	(3)	16,299,138
Month #12 (December 1, 2020 — December 31, 2020)	303,555	3.20	303,555	(3)	15,327,666
Total	1,677,097	5.65	1,677,097		15,327,666
(1)	Each ADS represents 50 Class A ordinary shares.
(2)	On November 17, 2019, our board of directors authorized a share purchase plan under which we are authorized to repurchase our class A ordinary shares in the form of ADSs with an aggregate value of up to US$6 million during the 6-month period starting from November 20, 2019.
(3)	On May 18, 2020, our board of directors authorized a share purchase plan under which we are authorized to repurchase our class A ordinary shares in the form of ADSs with an aggregate value of up to US$20 million during the 12-month period starting from May 18, 2020.

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

2.5*	Description of Securities.
4.1

2012 Stock Incentive Plan(incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.2

2018 Share Incentive Plan(incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.4

Form of Employment Agreement between the Registrant and executive officers of the Registrant (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.5

Executed form of exclusive business cooperation agreement between Shanghai Chule (CooTek) Information Technology Co., Ltd. and a VIE of the Registrant, as currently in effect, and a schedule of all executed exclusive business cooperation agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated by reference to Exhibit 4.5 from our annual report on Form 20-F (File No. 001-38665) filed with the Commission on April 20, 2020).

4.6

Executed form of exclusive purchase option agreements among Shanghai Chule (CooTek) Information Technology Co., Ltd. and each shareholder of the VIEs of the Registrant, as currently in effect, and a schedule of all executed exclusive purchase option agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F (File No. 001-38665) filed with the Commission on April 20, 2020).

4.7

Executed form of equity pledge agreements among Shanghai Chule (CooTek) Information Technology Co., Ltd. and each shareholder of the VIEs of the Registrant, as currently in effect, and a schedule of all equity pledge agreement adopting the same form in respect of each of the VIEs of the Registrant (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F (File No. 001-38665) filed with the Commission on April 20, 2020).

4.8

Executed form of powers of attorney granted by each shareholder of the VIEs of the Registrant, as currently in effect, and a schedule of all powers of attorney adopting the same form in respect of each of VIEs of the Registrant (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F (File No. 001-38665) filed with the Commission on April 20, 2020).

Exhibit Number	Description of Document

4.9

Executed form of loan agreement between Shanghai Chule (CooTek) Information Technology Co., Ltd. and each shareholder of the VIEs of the Registrant, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated by reference to Exhibit 4.9 from our annual report on Form 20-F (File No. 001-38665) filed with the Commission on April 20, 2020).

4.10

The form spouse consent letter signed by each spouse of the shareholders of the VIEs of the Registrant, as currently in effect (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (File No. 001-38665) filed with the Commission on April 20, 2020).

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

The form of Chuan Shan Jia Distribution Cooperation Agreement signed by certain VIEs of the Registrant and a schedule of all executed Chuan Shan Jia Distribution Cooperation Agreements adopting the same form in respect of each of these VIEs of the Registrant

4.18

Securities Purchase Agreement between the Registrant and YA II PN, LTD. dated January 19, 2021 (incorporated by reference to Exhibit 10.1 from our Form 6-K (File No. 001-38665), filed on January 19, 2021)

4.19	Convertible Note issued by the Registrant to YA II PN, LTD. dated January 19, 2021 (incorporated by reference to Exhibit 10.2 from our Form 6-K (File No. 001-38665), filed on January 19, 2021)
4.20	Securities Purchase Agreement between the Registrant and YA II PN, LTD. dated March 19, 2021 (incorporated by reference to Exhibit 10.1 from our Form 6-K (File No. 001-38665), filed on March 19, 2021)
4.21	Convertible Note issued by the Registrant to YA II PN, LTD. dated March 19, 2021 (incorporated by reference to Exhibit 10.2 from our Form 6-K (File No. 001-38665), filed on March 19, 2021)
8.1*	List of Principal Subsidiaries and Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm
15.2*	Consent of JunHe LLP
15.3*	Consent of Maples and Calder (Hong Kong) LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*     Filed with this Annual Report on Form 20-F.

**   Furnished with Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CooTek (Cayman) Inc.

	By:	/s/ Karl Kan Zhang
	Name:	Karl Kan Zhang
	Title:	Chairman of the Board of Directors and Chief Technology Officer

Date: April 26, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of CooTek (Cayman) Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CooTek (Cayman) Inc., its subsidiaries and its consolidated variable interest entities (the "Company") as of December 31, 2019 and 2020, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2020 and the related notes and the schedule listed in the Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 26, 2021

We have served as the Company’s auditor since 2018.

COOTEK (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Notes	2019	2020
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		59,905,827	24,669,133
Restricted cash	2(f)	60,204	3,264,145
Short-term investments		571,508	50,028
Accounts receivable, net of allowance for doubtful accounts of US$1,774,192 and US$1,161,955 as of December 31, 2019 and 2020, respectively	3	27,254,634	28,127,346
Prepaid expenses and other current assets	4	7,847,794	12,073,226
Total current assets		95,639,967	68,183,878
Long-term restricted cash	2(f)	—	21,689,436
Property and equipment, net	5	5,669,849	5,393,742
Intangible assets, net	6	267,736	396,495
Long-term investments	7	—	306,518
Other non-current assets		259,108	932,311
TOTAL ASSETS		101,836,660	96,902,380
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities (including amounts of the consolidated VIEs without recourse to the Company. See Note 2(b)):
Accounts payable		37,877,800	76,125,973
Short-term bank borrowings	8	9,012,645	10,958,022
Accrued salary and benefits		5,598,425	9,143,476
Accrued expenses and other current liabilities	9	5,955,956	10,686,518
Deferred revenue		3,887,908	3,331,511
Total current liabilities		62,332,734	110,245,500
Other non-current liabilities		595,563	459,435
TOTAL LIABILITIES		62,928,297	110,704,935
Commitments and contingencies	16
Shareholders’ equity (deficit):
Class A ordinary shares (US$0.00001 par value; 13,750,000,000 shares authorized as of December 31, 2019 and 2020; 2,880,056,332 and 2,845,646,241 shares issued as of December 31, 2019 and 2020, respectively; 2,870,119,332 and 2,801,135,191 shares outstanding as of December 31, 2019 and 2020, respectively)	12	28,800	28,456
Class B ordinary shares (US$0.00001 par value; 250,000,000 shares authorized; 246,224,465 shares issued and outstanding as of December 31, 2019 and 2020)	12	2,462	2,462
Treasury shares (9,937,000 and 44,511,050 shares as of December 31, 2019 and 2020, respectively)	13	(1,063,547)	(4,672,334)
Additional paid-in capital		194,971,827	193,918,852
Accumulated deficit		(153,598,346)	(200,965,075)
Accumulated other comprehensive loss		(1,432,833)	(2,114,916)
Total shareholders' equity (deficit)		38,908,363	(13,802,555)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)		101,836,660	96,902,380

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the years ended
		December 31,
	Notes	2018	2019	2020
		US$	US$	US$
Net revenues	2(n)	134,109,632	177,883,105	441,505,231
Cost of revenue (including share-based compensation of US$53,850, US$91,597 and US$276,085 in 2018, 2019 and 2020, respectively)		(14,932,713)	(15,300,854)	(24,128,462)
Gross profit		119,176,919	162,582,251	417,376,769
Operating expenses:
General and administrative expenses (including share-based compensation of US$389,802, US$568,077 and US$1,814,335 in 2018, 2019 and 2020, respectively)		(10,728,807)	(16,256,192)	(15,017,499)
Research and development expenses (including share-based compensation of US$1,788,724, US$2,806,587 and US$3,034,240 in 2018, 2019 and 2020, respectively)		(19,324,657)	(26,935,497)	(29,669,615)
Sales and marketing expenses (including share-based compensation of US$127,095, US$196,224 and US$212,381 in 2018, 2019 and 2020, respectively)		(80,729,626)	(157,027,956)	(418,261,754)
Other operating income (loss), net	10	1,609,159	872,269	(2,274,507)
Total operating expenses		(109,173,931)	(199,347,376)	(465,223,375)
Income (loss) from operations		10,002,988	(36,765,125)	(47,846,606)
Interest income, net		214,730	763,497	395,629
Impairment loss of investment		—	(500,032)	—
Foreign exchange (losses) gains, net		(70,033)	(342,687)	91,335
Income (loss) before income taxes		10,147,685	(36,844,347)	(47,359,642)
Income tax expenses	11	(220)	(1,714)	(7,087)
Net Income (loss) attributable to ordinary shareholders		10,147,465	(36,846,061)	(47,366,729)
Net Income (loss) per ordinary share:	15
Basic		0.003	(0.01)	(0.02)
Diluted		0.003	(0.01)	(0.02)
Net Income (loss) per ADS (each of ADS represents 50 Class A ordinary shares):
Basic		0.17	(0.58)	(0.77)
Diluted		0.15	(0.58)	(0.77)
Weighted average shares used in calculating net income (loss) per ordinary share:
Basic		1,464,257,884	3,155,082,983	3,080,332,924
Diluted		1,591,094,630	3,155,082,983	3,080,332,924

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the years ended
	December 31,
	2018	2019	2020
	US$	US$	US$
Net Income (Loss)	10,147,465	(36,846,061)	(47,366,729)
Other comprehensive loss
Foreign currency translation adjustments, net of tax of nil	(2,251,548)	(273,933)	(682,083)
Comprehensive Income (Loss)	7,895,917	(37,119,994)	(48,048,812)

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

											Accumulated
									Additional		other	Total
			Class A		Class B				paid-in	Accumulated	comprehensive	shareholders'
	Ordinary shares		Ordinary shares		Ordinary shares		Treasury Shares		capital	deficit	income (loss)	equity (deficit)
	Shares	US$	Shares	US$	Shares	US$	Shares	US$	US$	US$	US$	US$
Balance at January 1, 2018	898,393,690	8,984	—	—	—	—	—	—	876,560	(126,899,750)	1,092,648	(124,921,558)
Net Income	—	—	—	—	—	—	—	—	—	10,147,465	—	10,147,465
Conversion of Class A/B ordinary shares upon the completion of initial public offering(“IPO”)	(898,393,690)	(8,984)	652,169,225	6,522	246,224,465	2,462	—	—	—	—	—	—
Repurchase of ordinary shares	—	—	—	—	—	—	15,550,500	(2,499,167)	—	—	—	(2,499,167)
Issuance of ordinary shares for IPO, net of issuance costs	—	—	217,500,000	2,175	—	—	—	—	45,118,147	—	—	45,120,322
Conversion of preferred shares into Class A ordinary shares upon IPO	—	—	2,079,938,011	20,799	—	—	—	—	156,347,011	—	—	156,367,810
Share-based compensation	—	—	—	—	—	—	—	—	2,359,471	—	—	2,359,471
Issuance of ordinary shares upon vesting of restricted shares	—	—	150,000	2	—	—	—	—	(2)	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	(2,251,548)	(2,251,548)
Balance at December 31, 2018	—	—	2,949,757,236	29,498	246,224,465	2,462	15,550,500	(2,499,167)	204,701,187	(116,752,285)	(1,158,900)	84,322,795
Net Loss	—	—	—	—	—	—	—	—	—	(36,846,061)	—	(36,846,061)
Issuance of ordinary shares upon vesting of restricted shares	—	—	5,038,146	50	—	—	—	—	(50)	—	—	—
Repurchase of ordinary shares	—	—	—	—	—	—	80,311,250	(12,283,426)	—	—	—	(12,283,426)
Exercise of share options	—	—	11,185,700	111	—	—	—	—	326,392	—	—	326,503
Share-based compensation	—	—	—	—	—	—	—	—	3,662,485	—	—	3,662,485
Cancellation of treasury shares	—	—	(85,924,750)	(859)	—	—	(85,924,750)	13,719,046	(13,718,187)	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	(273,933)	(273,933)
Balance at December 31, 2019	—	—	2,880,056,332	28,800	246,224,465	2,462	9,937,000	(1,063,547)	194,971,827	(153,598,346)	(1,432,833)	38,908,363
Net Loss	—	—	—	—	—	—	—	—	—	(47,366,729)	—	(47,366,729)
Issuance of ordinary shares upon vesting of restricted shares(Note 14)	—	—	4,278,100	43	—	—	—	—	(43)	—	—	—
Repurchase of ordinary shares (Note 13)	—	—	—	—	—	—	83,854,891	(9,480,179)	—	—	—	(9,480,179)
Cash settlement on vested share options and restricted shares(Note 14)	—	—	—	—	—	—	—	—	(823,226)	—	—	(823,226)
Exercise of share options(Note 14)	—	—	10,592,650	105	—	—	—	—	304,153	—	—	304,258
Share-based compensation	—	—	—	—	—	—	—	—	5,337,041	—	—	5,337,041
Cancellation of treasury shares (Note 13)	—	—	(49,280,841)	(492)	—	—	(49,280,841)	5,871,392	(5,870,900)	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	(682,083)	(682,083)
Balance at December 31, 2020	—	—	2,845,646,241	28,456	246,224,465	2,462	44,511,050	(4,672,334)	193,918,852	(200,965,075)	(2,114,916)	(13,802,555)

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2018	2019	2020
	US$	US$	US$
Cash flows from operating activities:
Net income (loss)	10,147,465	(36,846,061)	(47,366,729)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,153,606	3,005,008	3,769,273
Provision (reversal) for allowance of doubtful accounts	11,422	4,104,458	359,252
Impairment loss of investment	—	500,032	—
Share-based compensation	2,359,471	3,662,485	5,337,041
Loss (gain) on disposal of property and equipment	801	(1,227)	(18,702)
Changes in assets and liabilities:
Accounts receivable	(12,578,516)	(7,868,673)	524,312
Prepaid expenses and other current assets	222,083	(2,939,454)	(4,085,968)
Other non-current assets	(32,353)	280,438	(652,747)
Accounts payable	19,354,959	12,964,414	33,692,043
Accrued salary and benefits	1,302,591	1,089,969	2,802,408
Accrued expenses and other current liabilities	430,326	3,234,779	3,622,072
Deferred revenue	(158,401)	3,431,816	1,320,706
Other non-current liabilities	892,551	(282,263)	(154,719)
Net cash provided by (used in) operating activities	23,106,005	(15,664,279)	(851,758)
Cash flows from investing activities:
Purchases of property and equipment and intangible assets	(3,533,121)	(4,760,874)	(2,919,854)
Proceeds from disposal of property and equipment	—	1,299	59,321
Purchases of short-term investments	—	(571,352)	(13,000,000)
Proceeds from maturity/sale of short-term investments	—	—	13,522,756
Repayment of advances to related parties	378,111	—	—
Purchases of long-term investments	(500,032)	—	(306,518)
Net cash used in investing activities	(3,655,042)	(5,330,927)	(2,644,295)
Cash flows from financing activities:
Proceeds from bank borrowings	—	14,083,153	32,517,816
Repayment of bank borrowings	(3,261,936)	(5,112,762)	(31,018,904)
Proceeds from issuance of ordinary shares upon exercise of options	—	326,503	304,259
Proceeds from initial public offering	48,546,000	—	—
Cash paid to settle vested share options and restricted shares	—	—	(823,226)
Cash paid for issuance costs	(2,615,726)	(809,952)	—
Payment of share repurchase	(2,499,167)	(12,283,426)	(9,480,179)
Net cash provided by (used in) financing activities	40,169,171	(3,796,484)	(8,500,234)
Net increase (decrease) in cash, cash equivalents, and restricted cash	59,620,134	(24,791,690)	(11,996,287)
Cash, cash equivalents, and restricted cash at beginning of year	27,026,240	84,859,915	59,966,031
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,786,459)	(102,194)	1,652,970
Cash, cash equivalents, and restricted cash at end of year	84,859,915	59,966,031	49,622,714
Supplemental disclosure of cash flow information:
Income taxes paid	220	1,714	7,087
Interest paid	92,041	134,991	588,533
Supplemental disclosure of noncash investing and financing activities:
Issuance costs not yet paid	809,952	—	—
Purchases of property and equipment included in payables	—	310,865	231,823
Reconciliation in amounts on consolidated balance sheets:
Cash and cash equivalents	84,859,915	59,905,827	24,669,133
Restricted cash	—	60,204	24,953,581
Total cash, cash equivalents, and restricted cash	84,859,915	59,966,031	49,622,714

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Principal Activities

CooTek (Cayman) Inc. (the "Company") was incorporated in the Cayman Islands on March 5, 2012. The Company, its subsidiaries, its consolidated variable interest entities ("VIEs") and VIEs' subsidiaries (collectively referred to as the "Group") are a fast-growing mobile internet company with a global vision, offering mobile applications.

History of the Group and reorganization

The Group's history began in August 2008 with the commencement of operations of Shanghai Han Xiang (CooTek) Information Technology Co., Ltd ("Han Xiang"), a limited liability company incorporated in the People's Republic of China ("PRC") by certain individuals. In October 2010, three outside investors acquired an aggregate of 24.24% equity interest of Han Xiang. In 2012, Han Xiang and its shareholders undertook a reorganization which was conducted to establish a Cayman holding company for the existing business to obtain investment from outside investors and in preparation of an overseas initial public offering. The Group has recognized the net assets of Han Xiang on a historical cost with no change in basis in the consolidated financial statements upon the completion of the reorganization. The shareholders' rights and obligations remained the same after the reorganization.

On October 2, 2018 the Group completed its initial public offering ("IPO") in the United States and issued 4,350,000 American depositary shares representing 217,500,000 of the Group's ordinary shares. Net proceeds from the IPO after deducting underwriting discount and offering costs were US$45.1 million.

2.Summary of Significant Accounting Policies

(a)          Basis of Presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The Group has incurred net losses of US$36.8 million and US$47.4 million for the years ended December 31, 2019 and 2020, respectively. The accumulated deficit amounted to US$201.0 million as of December 31, 2020. Net cash used in operating activities were US$15.7 million and US$0.9 million for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2020, the Group's current liabilities exceed its current assets by US$42.1 million.

The Group's liquidity is dependent on its ability to enhance its operating cash flow, obtain capital financing from investors and borrowings from commercial banks to fund its general operations including its marketing activities. The Group's ability to continue as a going concern is dependent on the following factors:

●	The successful implementation of a balanced growth strategy and an effective financial management which can contribute to the optimization of the operating cost and expense structure. To implement the plans, the Group will continue to improve the stickiness of its existing users by offering higher quality and diversified contents and user incentive program and optimize the new user acquisition strategy to efficiently control and reduce these user related costs. The Group will further strengthen the monetization capability by diversifying its revenue structure and improving the return on investment of its key products.
●	Obtaining funds from outside sources of financing to generate positive financing cash flows. As of the date of this report, the Group has issued convertible notes with total net proceed of US$27.1 million and a standby equity distribution agreement with an outside investor to sell up to US$20.0 million of the Company's ADS at the Company's request.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(a)          Basis of Presentation (Continued)

●	While there can be no assurance that the Group will be able to refinance its short-term bank borrowings as they become due, historically, the Group has renewed its short term credit facility upon the maturity of the loans and believes the Group will continue to be able to do so.

If the Group does not have, or is not able to obtain, sufficient funds, the Group may have to adjust its operating plans to reduce operating expenses devoted to maintain existing users and acquire new users, which would impact the scale of the business.

Management has concluded, after giving consideration to its plans as noted above, that the Group has sufficient cash and liquidity to fund its operations for one year from the date of the issuance of the consolidated financial statements. Accordingly, the consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal courses of operations.

(b)          Principles of Consolidation

The consolidated financial statements include the financial information of the Company, its wholly owned subsidiaries, its consolidated VIEs and VIEs' subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

Applicable PRC laws and regulations currently limit foreign ownership of companies that provide internet content distribution services and any other restrictions. The Company is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Company are not eligible to engage in provisions of internet content or online services. The Group therefore conducts its online business through the following major consolidated VIEs:

●	Shanghai Chu Bao (CooTek) Information Technology Co., Ltd. ("Chu Bao")
●	Shanghai Qiaohan Technology Co., Ltd. ("Qiaohan")
●	Molihong (Shenzhen) Internet Technology Co., Ltd. ("Molihong")
●	Shanghai Dengyong Information Technology Co., Ltd. ("Dengyong")
●	Yingsun Information Technology (Ningbo) Co., Ltd. ("Yingsun")*
●	Shanghai Qinglin Network Technology Co., Ltd. ("Qinglin")

* The Group restructured its VIEs and Yingsun was directly controlled by one of subsidiaries of the Group since November 2020.

To provide the Group effective control over the VIEs and receive substantially all of the economic benefits of the VIEs, the Company's wholly owned subsidiary, Shanghai ChuLe (CooTek) Information Technology Co., Ltd. ("Chu Le" or "WFOE") entered into a series of contractual arrangements, described below, with The VIEs and their respective shareholders.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(b)          Principles of Consolidation (Continued)

Agreements that provide the Company effective control over the VIEs include:

Voting Rights Proxy Agreements & Irrevocable Power of Attorney

Pursuant to which each of the shareholders of VIEs has executed voting rights proxy agreements, appointing the WFOE, or any person designated by the WFOE, as their attorney-in-fact to (i) call and attend shareholders' meetings of VIEs and execute relevant shareholders’ resolutions; (ii) exercise on their behalf all his rights as a shareholder of VIEs, including those rights under PRC laws and regulations and the articles of association of VIEs, such as voting, appointing, replacing or removing directors, (iii) submit all documents as required by governmental authorities on behalf of VIEs, and (iv) assign the shareholding rights of VIEs, including receiving dividends, disposing of equity interest and enjoying the rights and interests during and after liquidation.

Exclusive Purchase Option Agreements

Pursuant to which each the VIE shareholders unconditionally and irrevocably granted the WFOE or its designee exclusive options to purchase, to the extent permitted under PRC laws and regulations, all or part of the equity interests in the VIEs. The WFOE has the sole discretion to decide when to exercise the options, and whether to exercise the options in part or in full. Without the WFOE's written consent, the VIE shareholders may not sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of VIEs' assets or equity interests.

Equity Pledge Agreements

The VIE shareholders agreed to pledge their equity interests in VIEs to the WFOE to secure the performance of the VIEs' obligations under the series of contractual agreements and any such agreements to be entered into in the future. Without prior written consent of the WFOE, the VIEs' shareholders shall not transfer or dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. If any economic interests were received by means of their equity interests in the VIEs, such interests belong to the WFOE.

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

Loan Agreements

The WFOE entered into loan agreements with each shareholder of the VIEs. Pursuant to the terms of these loan agreements, the WFOE granted an interest-free loan to each shareholder of the VIEs for the explicit purpose of making a capital contribution to the VIEs. The term of the loans are 10 years and shall be renewed automatically every 3 years for an additional 3 years unless the WFOE terminates the agreement (which option is at the WFOE's sole discretion) at which point the loans are payable on demand. The shareholders of the VIEs may not prepay all or any portion of the loans without the WFOE's consent.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(b)          Principles of Consolidation (Continued)

Voting Rights Proxy Agreements & Irrevocable Powers of Attorney and Exclusive Purchase Option Agreements provide the Company effective control over the VIEs and its subsidiaries, while the Exclusive Business Cooperation Agreements and Equity Pledge Agreements secure the obligations of the shareholders of the VIEs under the relevant agreements. Because the Company, through the WFOE, has (i) the power to direct the activities of the VIEs that most significantly affect the entity's economic performance and (ii) the right to receive substantially all of the benefits from the VIEs, the Company is deemed the primary beneficiary of the VIEs. Accordingly, the Company has consolidated the VIEs' financial results of operations, assets and liabilities in the Group's consolidated financial statements. The aforementioned agreements are effective agreements between a parent and consolidated subsidiaries, neither of which is accounted for in the consolidated financial statements or are ultimately eliminated upon consolidation (i.e. service fees under the Exclusive Business Cooperation Agreement).

The Group believes that the contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company's ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	Revoke the business and operating licenses of the Company's PRC subsidiaries and VIEs;
●	Discontinue or restrict the operations of any related-party transactions between the Company's PRC subsidiaries and VIEs;
●	Limit the Group's business expansion in China by way of entering into contractual arrangements;
●	Impose fines or other requirements with which the Company's PRC subsidiaries and VIEs may not be able to comply;
●	Require the Company or the Company's PRC subsidiaries or VIEs to restructure the relevant ownership structure or operations; or
●	Restrict or prohibit the Company's use of the proceeds of the additional public offering to finance the Group's business and operations in China.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

(b)          Principles of Consolidation (Continued)

The following consolidated financial statement balances and amounts of the Group's VIEs were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions among the Company, its subsidiaries and its VIEs.

	As of December 31,
	2019	2020
	US$	US$
ASSETS
Cash and cash equivalents	13,714,304	7,105,349
Restricted cash	203	138,964
Short-term investments	21,502	—
Accounts receivable, net	21,582,641	16,115,202
Prepaid expense and other assets	3,643,649	7,912,712
Long-term restricted cash	—	21,689,436
Long-term investments	—	306,518
Property and equipment, net	496	36,422
Intangible assets, net	47,122	—
Other non-current assets	—	224,235
Total Assets	39,009,917	53,528,838
LIABILITIES
Accounts payable	35,002,827	43,099,067
Short-term bank borrowings	408,264	267,917
Accrued salary and benefits	275,091	694,225
Accrued expenses and other current liabilities	1,385,303	4,228,532
Deferred revenue	3,658,808	620,688
Total Liabilities	40,730,293	48,910,429

	For the years ended
	December 31,
	2018	2019	2020
	US$	US$	US$
Net revenues	9,542,004	91,701,068	355,516,582
(Loss) income from operations	(105,639)	(26,589,386)	1,310,310
Net (loss) income	(84,565)	(27,062,076)	1,805,819
Net cash provided by (used in) operating activities	672,355	(8,917,209)	9,873,808
Net cash used in investing activities	(59,498)	(21,502)	(344,681)
Net cash (used in) provided by financing activities	(810,537)	405,304	(163,132)

The VIEs' assets are comprised of recognized and unrecognized revenue-producing assets. The recognized revenue producing assets mainly include purchased servers and software, which are presented in the account of "Property and equipment, net" and "Intangible assets, net". The unrecognized revenue-producing assets mainly consist of the Internet Content Provider license ("ICP" license), trademarks, copyrights and registered patents, which are not recognized in the consolidated balance sheets.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(b)          Principles of Consolidation (Continued)

Revenues of VIEs included in the consolidated financial statements mainly include revenue of advertising services. The VIEs contributed 7%, 52% and 81% of the Group's consolidated net revenues for years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, the VIEs accounted for an aggregate of 38% and 55% respectively, of the consolidated total assets, and 65% and 44% respectively, of the consolidated total liabilities.

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

(c)          Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group's financial statements including but not limited to allowance for doubtful accounts, valuation allowances of deferred tax assets, valuation of share-based compensation and contingent liabilities. Actual results may differ materially from those estimates.

(d)          Fair Value

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(d)          Fair Value (Continued)

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

●	Level 1—Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.
●	Level 2—Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.
●	Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

Beginning January 1, 2019, the Group’s equity investments without readily determinable fair values, which do not qualify for Net Asset Value (“NAV”) practical expedient and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of Accounting Standards Update ("ASU") 2016-01 Recognition and Measurement of Financial Assets and Liabilities (the "Measurement Alternative"). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus and minus changes resulting from observable price changes in orderly transactions for identical or similar investments. After management’s assessment of each of the long-term investments, management concluded that investments do not have readily determinable fair values, and elects the measurement alternative.

Financial instruments not reported at fair value include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable, short-term bank borrowings and other current liabilities. The carrying amounts of these financial instruments as of December 31, 2019 and 2020 were considered representative of their fair values due to their short-term nature. The carrying value of long-term restricted bank deposits approximate fair value as the interest rates are comparable to the prevailing interest rate in the market.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(e)           Foreign Currency Translation

The functional currency of the Company is the United States Dollar ("US$"). The functional currency of the subsidiaries and the VIEs in the PRC is Renminbi ("RMB"). The functional currency of all the other subsidiaries is US$.

Foreign currency transactions have been translated into the functional currency at the exchange rates prevailing on the date of transactions. Foreign currency denominated monetary assets and liabilities are re-measured into the functional currency at exchange rates prevailing on the balance sheet date. Exchange gains and losses are recorded in the statements of operations.

The Group has chosen the US$ as its reporting currency. Assets and liabilities have been translated using exchange rates prevailing on the balance sheet date. Equity accounts are translated at historical exchange rates. Income statement items have been translated using the average exchange rate for the year. Translation adjustments have been reported as cumulative translation adjustments and are shown as a component of other comprehensive income/loss in the consolidated statements of comprehensive income (loss) and consolidated statements of changes in shareholders' equity (deficit).

(f)          Cash, Cash Equivalents and Restricted cash

Cash and cash equivalents consist of cash on hand, demand deposits and floating rate financial instruments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

As of December 31, 2020, restricted cash in current assets were US$3.3 million, mainly consisting of amount of US$3.1 million as guarantee deposit for loan facility provided by the bank. Long term restricted cash of US$21.7 million held in Group's bank accounts were amounts frozen by local authorities in connection with ongoing investigations related to alleged illegal acts of certain customers. The Group is cooperating with the relevant authorities on such investigations and expects the funds to be released upon the completion of such investigations, the timing of which is out of the Group's control.

(g)          Short-term Investments

Short-term investments primarily consist of the time deposits with maturities between three months and one year. The Group classifies the short-term investments as "held-to-maturity" securities and stated at amortized cost within Level 2.

For investments classified as held-to-maturity securities, the Group evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Company's policy and ASC 320. The other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the investment's amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. No impairment losses in relation to its short-term investments were recorded for the years ended December 31, 2018, 2019 and 2020.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(h)           Accounts Receivable, net

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

(i)          Long-term Investments

Long-term investments consist of equity investments in other privately-held companies. Effective from January 1, 2019, upon adoption of ASC 321, Investment-Equity Securities the Group elected to measure the investments without readily determinable fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recognized in the consolidated statements of operations equal to the excess of the investment's cost over its fair value when the impairment is deemed other-than-temporary. The Group recognized nil, US$500,032 and nil of impairment loss to write down the long-term investments for the years ended December 31, 2018, 2019 and 2020, respectively.

(j)          Property and Equipment, net

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

(k)         Intangible Assets

Intangible assets mainly consist of externally purchased software and other intangible assets which are amortized over an estimated useful life of 3-10 years on a straight-line basis.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(l)          Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Factors considered important that could result in an impairment review include, but are not limited to, significant under-performance relative to historical or planned operating results, significant changes in the manner of use or expected life of the assets or significant changes in business strategies. An impairment analysis is performed at the lowest level of identifiable cash flows for an asset or asset group based on valuation techniques such as discounted cash flow analysis. An impairment charge is recognized when the estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset, if any, are less than the carrying value of the asset net of other liabilities. The estimation of future cash flows requires significant management judgment and actual results may differ from estimated amounts. No impairment was recognized for the years ended December 31, 2018, 2019 and 2020.

(m)         Treasury Shares

Treasury shares represents ordinary shares repurchased by the Company that are no longer outstanding and are held by the Group. Treasury shares are accounted for under the cost method. Under this method, repurchased ordinary shares were recorded as treasury shares at historical purchase price. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings.

(n)         Revenue Recognition

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

The Group provides advertising services to customers for promotion of their brands and products through its mobile applications, including a portfolio of content-rich mobile applications. The Group has two general pricing models for its advertising products: cost over a time period and cost for performance basis including per impression basis. For advertising contracts over a time period, the Group generally recognizes revenue ratably over time, because the customer simultaneously receives and consumes the benefits as the Group performs throughout a fixed contract term. For contracts that are charged on the cost for performance basis, the Group charges an agreed-upon fee to its customers determined based on the effectiveness of advertising links, which is typically measured by clicks, transactions, installations, user registrations, and other actions originating from the Group's mobile applications. Revenue is recognized at a point in time when there is an effective click, transaction, installations, user registrations, and other actions originating from the Group's mobile applications. For contracts that are charged on the cost per impression basis, the Group recognizes the revenue at a point in time when the impressions are delivered. Revenue for performance-based advertising services is recognized at a point in time when all the revenue recognition criteria are met.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(n)         Revenue Recognition (Continued)

For certain of the Group's advertising service arrangements, customers are required to pay a deposit before using Group's services. Deposits received are recorded as deferred revenue on the consolidated balance sheets. Service fees due to the Group are deducted from the deposited amounts when performance criteria have been satisfied.

Others

The Group also generates other revenues through cloud call business, licensing of its portfolio products and VIP user subscription fee. The revenue is recognized when service is rendered.

Sales Incentives

The Group provides sales incentives to certain customers in the form of sales rebates which entitle them to receive reductions in the price. The Group accounts for these incentives granted to customers as variable consideration and records it as reduction of revenue. The amount of variable consideration is measured based on the most likely amount of incentives to be. For the years ended December 31, 2018, 2019 and 2020, the rebates recorded by the Group were US$405,385, US$6,473,774 and US$54,320,688, respectively.

Disaggregation of Revenue

In the following table, revenue is disaggregated by revenue streams and geographic location of customers' headquarters.

	For the year ended December 31,
	2018	2019	2020
	US$	US$	US$
Revenue:
Advertising revenue	131,287,334	175,040,033	438,384,470
Other revenue	2,822,298	2,843,072	3,120,761
Total	134,109,632	177,883,105	441,505,231

	For the year ended December 31,
	2018	2019	2020
	US$	US$	US$
PRC	25,502,479	121,105,976	413,141,394
USA	108,309,547	53,469,745	22,192,632
Others	297,606	3,307,384	6,171,205
Total	134,109,632	177,883,105	441,505,231

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents the amount to be collected from customers for which service has been delivered.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(n)         Revenue Recognition (Continued)

Contract liabilities include payments received in advance of performance under the contract or for differences between the amount billed to a customer and the revenue recognized for the completed performance obligation which is presented as deferred revenue on the consolidated balance sheets. Due to the generally short-term duration of the Group’s contracts, majority of the performance obligations are satisfied in one year. The movements of the Group’s accounts receivable and deferred revenue are as follows:

	Accounts Receivable	Deferred Revenue
	US$	US$
Opening Balance as of January 1, 2019	23,373,969	344,361
Increase, net	3,880,665	3,543,547
Ending Balance as of December 31, 2019	27,254,634	3,887,908
Increase (decrease), net	872,712	(556,397)
Ending Balance as of December 31, 2020	28,127,346	3,331,511

Revenue amounted US$344,361 and US$3,862,177 were recognized in the years ended December 31, 2019 and 2020, respectively, which were included in the balance of deferred revenue at the beginning of each year.

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

(o)          Cost of Revenue

Cost of revenues consists of direct costs primarily relating to generating advertising revenue, which includes bandwidth costs and cloud service costs, content costs paid to signed authors and third-party content distributors, Voice-over Internet Protocol (“VoIP”) related expenses which are charged by telecommunication providers for the Group’s VoIP products, such as TouchPal Phonebook, depreciation expenses and service fees for internet data center, and salary and benefits expenses of operation and maintenance department.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(p)          Research and Development Expenses

Research and development expenses primarily consist of (1) salary and benefits expenses incurred in the research and development of new products and new functionality, and (2) general expenses and depreciation expenses associated with the research and development activities.

Expenditures incurred during the research phase are expensed as incurred and no research and development expenses were capitalized as of December 31, 2018, 2019 and 2020.

(q)          Sales and Marketing Expenses

Sales and marketing expenses primarily consist of advertising and promotion expenses, expenses incurred for the user incentive programs, salaries and benefits of sales and marketing personnel and fees paid to mobile device manufacturers to pre-install the Group's smart input products. Advertising and promotion expenses which mainly include user acquisition costs that represent payment to the third parties for online user acquisition of the Group's products via social media and demand-side platforms amounted to US$68,471,237, US$147,798,957 and US$408,131,372 for the years ended December 31, 2018, 2019 and 2020, respectively.

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

2.Summary of Significant Accounting Policies (Continued)

(s)          Income Taxes (Continued)

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

The actual benefits that are ultimately realized may differ from estimates. As each audit is concluded, adjustments, if any, are recorded in the financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2018, 2019 and 2020, the Group did not have any significant unrecognized uncertain tax positions.

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

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(u)         Share-based Compensation (Continued)

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

(v)          Comprehensive Income (Loss)

Comprehensive Income (Loss) includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, the Group’s total comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments.

(w)        Income (Loss) per Share

Basic income (loss) per share are computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

The Group's convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed income on an as-if-converted basis. Accordingly, the Group uses the two-class method of computing income (loss) per share, whereby undistributed net income is allocated on a pro rata basis to each participating share to the extent that each class may share net income for the period. Undistributed net loss is not allocated to preferred shares because they are not contractually obligated to participate in the loss of the Group.

Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had convertible redeemable preferred shares, share options and non-vested restricted share units, which could potentially dilute basic income per share in the future. To calculate the number of shares for diluted income (loss) per share, the effect of the convertible redeemable preferred shares is computed using the as-if-converted method; the effect of the stock options and non-vested restricted share units is computed using the treasury stock method.

(x)          Concentration and risks

Concentration of Customers

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable and prepayments. The Group places its cash and cash equivalents and short-term investments with financial institutions with high-credit ratings and quality.The Group conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(x)          Concentration and risks (Continued)

The following customers accounted for 10% or more of revenue:

	For the years ended
	December 31,
	2018		2019		2020
	US$	%	US$	%	US$	%
Company A	73,116,840	54.52%	21,335,698	11.99%	*	*
Company B	14,609,270	10.89%	*	*	*	*
Company C	*	*	51,013,296	28.68%	*	*
Company D	*	*	21,988,975	12.36%	*	*
Company E	*	*	28,417,379	15.98%	*	*
Company F	*	*	*	*	115,829,770	26.24%
Company G	*	*	*	*	58,667,031	13.29%

* Less than 10%.

The following customers accounted for 10% or more of accounts receivable:

	As of December 31,
	2019		2020
	US$	%	US$	%
Company C	17,944,840	61.82%	*	*
Company D	4,142,638	14.27%	*	*
Company E	3,840,005	13.23%	*	*
Company F	*	*	7,498,563	25.60%
Company G	*	*	11,559,398	39.47%

*Less than 10%.

Concentration of Vendors

The Group uses certain vendors to acquire users and those cost are recorded as sales and marketing expenses. Vendors accounted for 10% or more are listed as below:

	For the years ended December 31,
	2018		2019		2020
	US$	%	US$	%	US$	%

Company H	31,623,328	39.17%	*	*	*	*
Company I	11,201,208	13.87%	*	*	*	*
Company J	*	*	*	*	52,426,534	12.53%

* Less than 10%.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(x)          Concentration and risks (Continued)

The following vendors accounted for 10% or more of accounts payable:

	As of December 31,
	2019		2020
	US$	%	US$	%

Company K	*	*	16,072,255	21.11%
Company J	*	*	9,461,038	12.43%
Company L	*	*	7,604,056	10.00%

* Less than 10%.

Business and Economic Risks

The Group participates in the dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group's future financial position, results of operations and cash flows: changes in the overall demand for services and products; competitive pressures due to existing and new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; copyright regulations; brand maintenance and enhancement; and risks associated with the Group's ability to attract and retain employees necessary to support its growth.

The Group's operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange in the PRC, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group's cash and cash equivalents and restricted cash denominated in RMB amounted to RMB 139,905,845 (amounted to US$20,054,735) and RMB 280,266,558 (amounted to US$42,953,388) as of December 31, 2019 and 2020, respectively.

(y)        Recent Accounting Pronouncements

New accounting pronouncements recently adopted

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which changes certain disclosure requirements, including those related to Level 3 fair value measurements. The provisions of ASU 2018-13 relating to changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. The remaining provisions should be applied retrospectively to all periods presented upon their effective date. The Group has adopted this ASU on January 1, 2020, which did not have a material impact on its consolidated financial statements and related disclosures.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(y)        Recent Accounting Pronouncements (Continued)

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. Under the new guidance, to determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportionate basis, rather than in their entirety. ASU 2018-17 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years, and early adoption is permitted in any interim period. ASU 2018-17 is required to be applied retrospectively from the date the guidance is first applied. The Group has early adopted this ASU on January 1, 2020 and did not have a material impact on its consolidated financial statements and related disclosures.

New accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize leases on balance sheet and disclose key information about lease arrangements. The new standard establishes a right-of-use ("ROU") model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with terms of longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. In July 2018, the FASB issued an update that provided an additional transition option that allows companies to continue applying the guidance under the lease standard in effect at that time in the comparative periods presented in the consolidated financial statements. Companies that elect this option would record a cumulative-effect adjustment to the opening balance of retained earnings on the date of adoption. In November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-02 to be January 1, 2021 for non-issuers. The Group as an EGC has elected to adopt the new lease standard as of the effective date applicable to nonissuers and will implement the new lease standard on January 1, 2021 using the modified retrospective method. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. In addition, the Group will elect the transition practical referred to as the “package of three”, that must be taken together and allows entities to (1) not reassess whether existing contracts contain leases, (2) carryforward the existing lease classification, and (3) not reassess initial direct costs associated with existing leases. The Group is in the process of evaluating the impact on its consolidated financial statements, as well as the impact of adoption on policies, practices, systems and financial statement disclosures. On January 1, 2021, the Group plans to recognize right-of-use lease assets of US$2.6 million and related lease liabilities of US$2.5 million for operating leases. The Group does not believe the standard will materially affect its consolidated statements of comprehensive loss or consolidated statements of cash flows.

In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU provides more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. In November 2019, the FASB issued ASU 2019-10 which delayed the effective date of ASU 2016-13 for smaller reporting companies (as defined by the U.S. Securities and Exchange Commission) and other non-SEC reporting entities to fiscal years beginning after December 15, 2022, including interim periods within those fiscal periods. Early adoption is permitted. The Group has elected to take advantage of the extended transition provision by using private company adoption dates as an emerging growth company. The Group is currently assessing the impact the guidance will have on its consolidated financial statements.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.Accounts Receivable, net

Accounts receivable, net, consisted of the following:

	As of December 31,
	2018	2019	2020
	US$	US$	US$
Accounts receivable	24,660,089	29,028,826	29,289,301
Allowance for doubtful accounts:
Balance at beginning of the year	(1,295,149)	(1,286,120)	(1,774,192)
Additions charged to bad debt expense	(11,422)	(4,104,458)	(359,252)
Write-off	15,379	3,616,076	964,474
Foreign exchange effect	5,072	310	7,015
Balance at end of the year	(1,286,120)	(1,774,192)	(1,161,955)
Accounts receivable, net	23,373,969	27,254,634	28,127,346

4.Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the followings:

	As of December 31,
	2019	2020
	US$	US$
Value added tax recoverable	3,750,491	5,498,400
Other receivables	1,575,467	3,875,800
Advance to suppliers	1,545,793	882,793
Others	976,043	1,816,233
Prepaid expenses and other current assets	7,847,794	12,073,226

5.Property and Equipment, net

Property and equipment, net, consisted of the followings:

	As of December 31,
	2019	2020
	US$	US$
Electronic equipment	9,622,184	12,729,696
Office equipment and furniture	334,452	363,163
Motor vehicles	82,470	82,470
Leasehold improvements	1,410,105	1,714,381
Construction in progress	76,200	5,811
Total	11,525,411	14,895,521
Less: Accumulated depreciation	(5,855,562)	(9,501,779)
Property and equipment, net	5,669,849	5,393,742

For the years ended December 31, 2018, 2019 and 2020, depreciation expenses were US$1,153,606, US$2,958,276 and US$3,639,269, respectively.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.Intangible Assets, net

Intangible assets, net consist of the following:

	As of December 31,
	2019	2020
	US$	US$
Purchased software	314,468	566,123
Others	—	8,964
Less: Accumulated amortization	(46,732)	(178,592)
Intangible Assets, net	267,736	396,495

Amortization expense of intangible assets for the years ended December 31, 2018, 2019 and 2020 amounted to nil, US$46,732 and US$130,004, respectively. Estimated amortization expenses of the existing intangible assets for each of the five years ending December 31, 2025 and thereafter is US$152,963, US$144,039, US$73,569, US$16,960, and nil, respectively.

7.Long-term Investments

In May 2018, the Group acquired 7.42% equity interests in a privately-held company for cash consideration of US$0.5 million, which the Group plans to hold for long term investment purpose. The Group measures its equity securities without a readily determinable fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Group recognized a full impairment of US$0.5 million on this investment in 2019.

In April 2020, the Group partnered with an unrelated third party investor to form a privately-held investing company in limited partnership, of which the Group holds 4% equity interest. The business is to invest enterprises in high-tech industries. The Group measures its equity securities without a readily determinable fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. No impairment was recognized for the year ended December 31,2020.

8.Short-term Bank Borrowings

The Group's bank borrowings consisted of the following:

	As of December 31,
	2019	2020
	US$	US$
Short-term borrowings	9,012,645	10,958,022

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Short-term Bank Borrowings (Continued)

In July 2016, the Group entered into a credit facility agreement with a commercial bank under which the Group can draw-down up to US$6.0 million by October, 2018. In October 2019, the Group renewed the bank credit facility under which the Group can borrow up to US$6.0 million collateralized by its accounts receivable by October, 2020. In 2019, the Group has aggregately drawn down the credit facility of US$7.7 million and repaid US$1.9 million. The weighted average interest rate for borrowings drawn under such credit facility was 5.53% for the year ended December 31, 2019. In June 2020, the Group renewed the bank credit facility under which the Group can borrow up to US$11.0 million collateralized by its accounts receivable by June 2021. The interest rate for this credit facility is the Loan Prime Rate ("LPR ") plus 1.30%. Cash amount of US$3.1 million has been deposited in the bank as guarantee in December 2020 as well. In 2020, the Group has aggregately drawn down the credit facility of US$28.8 million and repaid US$24.1 million, and the weighted average interest rate for borrowings drawn under such credit facility was 5.15%. This loan contain minimum quarterly net income as financial covenants which the Group failed to fulfill as of December 31, 2020 and could be required by the bank to repay the loan immediately. The Group is in the process of applying for a waiver of the financial covenants with the bank.

In July 2018, the Group entered into a credit facility agreement with a commercial bank under which the Group can draw-down up to US$4.0 million by July 2019. In October 2019, the Group renewed the bank credit facility under which the Group can borrow up to US$4.0 million collateralized by its accounts receivable by October 2020. The interest rate for this credit facility is Libor plus 4.7%, determined on the draw-down date. In 2019, the Group has aggregately drawn down the credit facility of US$6.4 million and repaid US$3.2 million. The weighted average interest rate for borrowings drawn under such credit facility was 6.12% for the year ended December 31, 2019. In June 2020, the Group renewed the bank credit facility under which the Group can borrow up to US$4.0 million collateralized by its accounts receivable by June 2021. The interest rate for this credit facility is Libor plus 3.5%, determined on the draw-down date. In 2020, the Group has aggregately drawn down the credit facility of US$4.0 million and repaid US$7.2 million, and the weighted average interest rate for borrowings drawn under such credit facility was 4.39%. As of December 31, 2020, the Group has fully repaid the loan under this agreement.

As of December 31 2020, the total available credit amount under these two facility agreements was US$4.0 million.

9.Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2019	2020
	US$	US$
Other tax payables	3,239,430	4,386,517
Accrued expenses	2,011,136	2,772,237
Accrued loss contingencies relating litigation and asserted claims	95,857	2,872,150
Others	609,533	655,614
Total	5,955,956	10,686,518

10.Other Operating Income (Loss), net

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	For the year ended December 31,
	2018	2019	2020
	US$	US$	US$

Government subsidies	1,571,688	917,223	2,026,269
Contingent losses	—	(95,857)	(2,776,293)
Compensation payments	—	—	(1,587,473)
Others	37,471	50,903	62,990
Total	1,609,159	872,269	(2,274,507)

Other operating income, net for the years ended December 31, 2018 and 2019, primarily consisted of government subsidies and contingent losses for intellectual property infringement lawsuit. Other operating loss, net for the year ended December 31, 2020, primarily consisted of government subsidies, contingent losses for an ongoing investigations of certain alleged illegal acts of the Group's customers, intellectual property infringement lawsuit and compensation payments to victims of alleged misconducts of certain third-party advertisers perpetrated on the Group's platform.

11.Income Taxes Expenses

For the years ended December 31, 2018, 2019 and 2020, income tax expenses were US$220, US$1,714 and US$7,087, respectively.

Cayman Islands

CooTek (Cayman) Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, CooTek (Cayman) Inc. is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

USA

The Group's subsidiaries incorporated in U.S. are subject to U.S. federal corporate income tax at a rate of 21%, and also subject to state income tax in California.

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

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.Income Taxes Expenses (Continued)

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries and VIEs incorporated in the PRC are subject to statutory rate of 25% with the exception of Chu Le. Chu Le is a foreign-invested enterprise established in June, 2012 located in Shanghai, China. Chu Le obtained the High and New Technology Enterprise (“HNTE”) certificate in 2020, valid for a period of 3 years from 2020 to 2022. For the year ended December 31, 2020, Chu Le was eligible for a preferential tax rate of 15%.

Income (Loss) before income taxes consists of:

	As of December 31,
	2018	2019	2020
	US$	US$	US$
PRC	15,175,153	(16,601,650)	(21,862,391)
HK	(2,396,163)	(14,046,405)	(9,697,599)
US	(337,157)	(2,744,517)	(9,297,488)
Cayman	(2,294,148)	(3,451,775)	(6,502,164)
	10,147,685	(36,844,347)	(47,359,642)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group has no deferred tax liabilities. The Group’s deferred tax assets were as follows:

	As of December 31,
	2018	2019	2020
	US$	US$	US$
Deferred tax assets:
Net operating loss carry-forward	17,044,260	18,196,880	22,456,244
Accrued expenses	2,496,850	3,833,970	1,082,761
Advertising fees	5,876,863	10,854,554	23,293,389
Deferred subsidies and revenue	71,705	70,193	507,414
Provision for doubtful accounts	214,327	515,870	204,936
Depreciation difference of property and equipment	—	109,385	530,685
Impairment loss	—	82,505	82,505
Total deferred tax assets	25,704,005	33,663,357	48,157,934
Valuation allowance on deferred tax assets	(25,704,005)	(33,663,357)	(48,157,934)
Net deferred tax assets	—	—	—

As of December 31, 2020, the PRC Companies had tax loss carry forwards amounted to US$62,938,653, of which US$1,176,978, US$16,169,071, US$811,936, US$17,286,019, US$10,389,308 and US$17,105,341 will expire in 2021, 2022, 2023, 2024, 2025 and thereafter, respectively. As of December 31, 2020, the Companies incorporated in Hong Kong and USA had tax loss carry forwards of US$26,129,309 and US$17,389,097, which can be offset taxable loss in the future without any time restriction.

The Group operates its business through its subsidiaries and VIEs. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.Income Taxes Expenses (Continued)

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2018, 2019 and 2020, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not.

The changes in valuation allowance are as follows:

	For the years ended December 31,
	2018	2019	2020
	US$	US$	US$
Balance at the beginning of the year	26,748,482	25,704,005	33,663,357
Movement	(567,897)	8,051,215	14,496,600
Tax loss carry forwards expired	(423,517)	(91,863)	(2,023)
Exchange difference effect	(53,063)	—	—
Balance at the end of the year	25,704,005	33,663,357	48,157,934

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

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million, equivalent to US$15,326, is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to the calendar year of 2020, the Group is subject to examination of the PRC tax authorities.

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

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.Income Taxes Expenses (Continued)

Aggregate accumulated deficit of the Group's subsidiaries and VIEs located in the PRC was approximately US$79,285,723, US$93,453,672 and US$115,319,815 as of December 31, 2018, 2019 and 2020, respectively. Aggregate accumulated deficit of the Group's subsidiaries located in Hong Kong was approximately US$11,801,220, US$27,463,453 and US$37,179,946 as of December 31, 2018, 2019 and 2020, respectively. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Group as of December 31, 2018, 2019 and 2020.

Reconciliations of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2018, 2019 and 2020 are as follows:

	For the years ended December 31,
	2018	2019	2020
Statutory income tax rate	25%	25%	25%
Valuation allowance	(11)%	(26)%	(25)%
Additional tax deduction	(25)%	6%	4%
Effect of different tax rate of subsidiary operation in other jurisdiction	8%	(5)%	(4)%
Expired tax loss	4%	—	—
Others	(1)%	—	—
Effective tax rate	—	—	—

12.Ordinary Shares

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

Upon IPO in October 2018, the Group issued 217,500,000 Class A ordinary shares with the price of US$0.24 per share, totaling to US$45.1 million after net-off the underwriting and discounts and commissions. All of the preferred shares were converted to 2,079,938,011 shares of Class A ordinary shares immediately upon the completion of the Group's IPO.

13.Treasury Shares

Treasury shares represent shares repurchased by the Group that are no longer outstanding and are held by the Group. For the year ended December 31, 2019 and 2020, under the repurchase plan, the Group had repurchased an aggregate of 80,311,250 and 83,854,891 Class A ordinary shares on the open market for a total cash consideration of US$12,283,426 and US$ 9,480,179, respectively, which were accounted for as the cost of the treasury shares.

As of December 31, 2020, 135,205,591 treasury shares have been cancelled.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.Share-based Compensation

In August 2012, the Group's board of directors adopted the share incentive plan (“2012 Option Plan”). Under the 2012 Option Plan, the Group's shareholders have authorized the issuance of up to 75,268,817 ordinary shares underlying all options (including incentive share options, or ISOs), restricted shares and restricted share units granted to a participant under the plan, or the awards. The 2012 Option Plan was amended in October 2012 to increase the maximum aggregate number of ordinary shares to 155,631,013 Shares. The 2012 Option Plan was amended in July 2014 to increase the maximum aggregate number of ordinary shares to 266,153,637 Shares.

In August 2018, the Group's board of directors adopted the 2018 Share Incentive Plan (“2018 Plan”). The maximum aggregate number of shares which may be issued under the 2018 Plan shall initially be 2.0% of the total number of shares issued and outstanding immediately following the completion of IPO, plus an annual increase on the first day of each of the first five (5) complete fiscal years after the completion of IPO and during the term of this plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to 2.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting).

Share Options

The options have a contractual term of ten years. The vesting date starts on the grant date or the commencement date of a participant’s employment agreement. The options vest 20% or 25% on each of the four or five anniversary dates of the vesting date and upon continued employment. In the event of termination of a participant’s employment, the unvested options shall be terminated immediately. The participant’s right to exercise the vested options shall be terminated 2 or 3 months after the termination of the employment.

The Group uses the binomial option pricing model and the following assumptions to estimate the fair value of the options at the date of granted

	Year ended December 31
	2019	2020
Average risk-free rate of interest	1.67%	0.67%
Expected volatility	42.50%-43.22%	43.15%-43.38%
Dividend yield	0%	0%
Contractual term	10 years	10 years
Fair value of the underlying shares on the date of option grants	0.09-0.10	0.05-0.13

On November 6, 2018, the Board of Directors approved an option modification to reduce the exercise price of certain options granted to employees. All other terms of the share options granted remain unchanged. The modification resulted in incremental compensation cost of US$285,661, of which US$12,914, US$87,904 and US$52,216 was recorded during the years ended December 31, 2018, 2019 and 2020, respectively. The remaining US$42,444 will be amortized over the remaining vesting period of the modified options in 2021. Due to the termination of employment, the Group will not recognize the rest of unvested amount of the modified options.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.Share-based Compensation (Continued)

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

A summary of the aggregate option activity and information regarding options outstanding as of December 31, 2020 is as follows:

			Weighted
		Weighted	average
		average	remaining	Aggregate	Weighted
	Number of	exercise	contractual	intrinsic	average grant
	options	price	term	value	date fair value
		US$		US$	US$
Outstanding on January 1, 2020	160,800,982	0.05	4.91	8,667,606	0.03
Granted	155,721,850	—			0.10
Forfeited	(9,511,675)	0.03			0.09
Exercised (including 5,804,400 vested options cash settled)	(16,397,050)	0.03			0.02
Outstanding on December 31, 2020	290,614,107	0.02	6.62	11,551,153	0.06
Options exercisable on December 31, 2020	134,713,894	0.05	3.70	3,053,300	0.03
Vested or expected to vest as of December 31, 2020	290,614,107	0.02	6.62	11,551,153	0.06

The weighted average grant date fair values of options granted during the years ended December 31, 2019 and 2020 were US$0.09 and US$0.10, respectively.

For the year ended December 31, 2019, 11,185,700 of options were exercised with an aggregate intrinsic value of US$786,170. For the year ended December 31, 2020, 16,397,050 of options were exercised with an aggregate intrinsic value of US$460,369.

For the years ended December 31, 2018, 2019 and 2020, excluding the incremental compensation cost resulted from the modification discussed above, the Group recognized share-based compensation expense of US$779,582, US$533,482 and US$3,254,051, respectively. As of December 31, 2020, there was US$11,900,156 in total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted-average period of 3.21 years.

In June 2020, the Group cash settled 5,804,400 vested share options and 2,736,200 RSUs at fair value amounted to US$823,226 from certain employees. Given the transaction is an one-time transaction, negotiated after the award is vested, and not pursuant to a pre-existing right of the Group, the Group accounted for it as a repurchase of equity with amount of cash paid recorded as additional paid in capital.

Restricted Share Units

In 2019 and 2020, the Group granted to certain employees 57,892,563 and 1,578,500 Restricted Share Units ("RSUs"). The RSUs have a contractual term of ten years and vest 25% on each anniversary over four years from the grant date. The vesting of these RSUs is conditioned on continued employment. Compensation expense based on fair value is amortized over the requisite service period of award using the straight line vesting attribution method.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Share-based Compensation (Continued)

A summary of the RSUs activity for the year ended December 31, 2020 is as follows:

		Weighted average grant date
	Number of restricted shares	fair value
		US$
Unvested restricted shares outstanding at January 1, 2020	50,725,912	0.20
Granted	1,578,500	0.10
Vested (including 2,736,200 vested RSUs cash settled)	(5,906,334)	0.26
Forfeited	(8,657,274)	0.24
Unvested restricted shares outstanding at December 31, 2020	37,740,804	0.20
Expected to vest at December 31, 2020	37,740,804	0.20

The share-based compensation expense related to RSUs of US$1,566,975, US$3,041,099 and US$2,030,774 were recognized by the Group for the years ended December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2020, there was US$3,850,487 unrecognized compensation costs, net of actual forfeitures, related to unvested restricted shares, which is expected to be recognized over a weighted-average period of 1.89 years.

15.Net Income (Loss) per Ordinary Share

Net income (loss) per ordinary share was computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended December 31, 2018, 2019 and 2020:

	For the years ended
	December 31,
	2018	2019	2020
	US$	US$	US$
Numerator:
Net income (loss) —basic and diluted	10,147,465	(36,846,061)	(47,366,729)
Net income (loss) attributable to ordinary shareholders	10,147,465	(36,846,061)	(47,366,729)
Shares (Denominator):
Weighted average number of ordinary shares outstanding
Basic	1,464,257,884	3,155,082,983	3,080,332,924
Diluted	1,591,094,630	3,155,082,983	3,080,332,924
Net income (loss) per share—basic and diluted	0.003	(0.01)	(0.02)

The Group has determined that its convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group uses the two-class method of computing net income per share for ordinary and preferred shares according to their participation rights in undistributed earnings. However, undistributed net loss is only allocated to ordinary shareholders because holders of preferred shares are not contractually obligated to share losses. All outstanding preferred shares have been converted to ordinary shares upon the Company's initial public offering.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Net Income (Loss) per Ordinary Share (Continued)

Diluted income (loss) per share are computed using the more dilutive of (a) the two-class method or (b) the if-converted method.

Diluted income (loss) per share for the year ended December 31, 2018 is computed using the two-class method as it is more dilutive than the if-converted method.

As of December 31, 2018, 2019 and 2020, diluted net income (loss) per share does not include the following instruments as their inclusion would be antidilutive:

	For the years ended December 31,
	2018	2019	2020
Share options	—	160,800,982	290,614,107
Restricted shares units	14,495,000	50,725,912	37,740,804
Total	14,495,000	211,526,894	328,354,911

16.Commitments and contingencies

Lease Obligations

The Group leases certain office premises under operating leases. The term of each lease agreement varies and may contain renewal options. Rental payments under operating leases are charged to operating expenses on a straight-line basis over the period of the lease based on contract terms. Rental expenses under operating leases for the year ended December 31, 2018, 2019 and 2020 were US$1,011,379, US$1,712,513 and US$1,474,587, respectively.

Future lease payments under operating leases as of December 31, 2020 were as follows:

Year ended December 31	US$
2021	1,650,102
2022	947,794
2023	62,003
Total	2,659,899

The Group did not have other significant capital commitments or significant guarantees as of December 31, 2019 and 2020, respectively.

Contingencies

Management records and discloses legal contingencies in accordance with ASC Topic 450 Contingencies. The Group establishes reserves for these contingencies at the best estimate, or if no one number within the range of possible losses is more probable than any other, the Group records a liability at the low end of the range of losses. Contingencies affecting the Group primarily relate to legal and regulatory matters, which are inherently difficult to evaluate and are subject to significant changes. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group monitors the stage of progress of its litigation matters to determine if any adjustments are required.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.Commitments and contingencies (Continued)

For the year ended December 31, 2020, the Group recorded loss liabilities primarily relate to an unsettled lawsuit and an ongoing investigation. In December 2020, certain Group's subsidiaries were involved in a regulatory investigation that the advertising service fees paid to the Group in the course of normal advertising business were deemed illegal and subject to be confiscated. The Group recorded an accrued loss of US$2.0 million based on the review of the case record in the local authority by external legal counsel. The Group accrued for the loss contingency amounted US$0.4 million based on the result of first instance judgment in March 2021 as the Group determines that an unfavorable outcome is probable and the liability is reasonably estimable.

17.Segment Information

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

Information about the Group’s non-current assets is presented based on the geographical location of the assets as follows:

	As of December 31,
	2019	2020
	US$	US$
PRC	2,655,953	26,560,143
USA	3,540,740	2,158,359
Total	6,196,693	28,718,502

18.Mainland China Contribution Plan

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan, pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were US$4,504,045, US$5,627,573 and US$3,626,897 for the years ended December 31, 2018, 2019 and 2020, respectively.

19.Restricted Net Assets

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Group's PRC subsidiaries, affiliates and VIEs. As of December 31, 2020, the total of restricted net assets were US$90,072,957.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.Subsequent Event

The Group entered into a series of agreements with an outside investor for the following capital transactions:

●	On January 19, 2021, the Company issued a convertible note for a principle amount of US$10.0 million with an annual interest rate of 5% and a maturity date of January 19, 2022. The note can be converted into the Company's ADSs at the option of the holder based on a conversion prices determined to be the lower of (1) US$4.20 per ADS, or (2) 88% of the lowest daily volume weighted average trading price ("VWAP") of the Company's ADSs during the ten consecutive trading days immediately preceding the conversion date or other date of determination. The Group received a net proceed of US$8.9 million from this issuance and as of the issuance date of the audited consolidated financial statements, the note has been converted to 3,933,317 ADSs with the average conversion price of US$2.54 per ADS.
●	On January 22, 2021, the Company entered into a standby equity distribution agreement (the "SEDA") this investor pursuant to which the Company has an option to sell up to US$20.0 million of its ADSs solely at the Company's request any time during the 36 months following the date of the SEDA at a purchase price determined to be at 90% of the market price, which is defined as the lowest daily VWAP of the Company's ADSs during the five consecutive trading days commencing on the trading day following the date the Company submits an advance notice to this investor.
●	On March 19, 2021, the Company issued a convertible note for a principle amount of US$20 million with an annual interest of 5% per year and maturity date of March 19, 2022 and a fixed conversion price of US$5.0 per ADS. Beginning on June 1, 2021 and continuing on the first day of each calendar month thereafter through January 2022, a portion of the principal amount plus an 8% redemption premium and plus accrued and unpaid interest will be subject to redemption in cash, ADSs through conversion of the note or a combination of both at the Company’s option in the event that the daily VWAP on each of the five consecutive trading days immediately prior to the redemption date does not exceed a price equal to 108% of the fixed conversion price. The Group received a net proceed of US$18.2 million from this issuance.

From January to April 26, 2021, the Group granted options to its management team to purchase 3,120,150 Class A ordinary shares of the Company with exercise price of US$0.0002 with 4 year vesting schedule under the 2012 Share Incentive Plan and 2018 Share Incentive Plan.

Pursuant to the repurchase shares program announced on May 18, 2020, 24,237,100 shares (equivalent to 484,742 ADSs) of the Company's Class A ordinary shares were purchased from January 1, 2021 through April 26, 2021 for a total cash consideration of US$1.3 million from the public market.

SCHEDULE I—ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

COOTEK (CAYMAN) INC.

CONDENSED BALANCE SHEETS

	As of December 31,
	2019	2020
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	1,003,567	128,005
Prepaid expenses and other current assets	52,454	30,596
Total current assets	1,056,021	158,601
Advances to subsidiaries and VIEs	38,589,545	1,568,094
TOTAL ASSETS	39,645,566	1,726,695
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Deferred ADR reimbursement	136,129	136,129
Other current liabilities	5,511	140
Total current liabilities	141,640	136,269
Advances from subsidiaries and VIEs	—	14,909,907
Other non-current liabilities	595,563	483,074
TOTAL LIABILITIES	737,203	15,529,250
SHAREHOLDERS' EQUITY (DEFICIT):
Ordinary shares	31,262	30,918
Treasury shares	(1,063,547)	(4,672,334)
Additional paid-in capital	194,971,827	193,918,852
Accumulated deficit	(153,598,346)	(200,965,075)
Accumulated other comprehensive loss	(1,432,833)	(2,114,916)
Total shareholders’ equity (deficit)	38,908,363	(13,802,555)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)	39,645,566	1,726,695

SCHEDULE I—ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

COOTEK (CAYMAN) INC.

CONDENSED STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2018	2019	2020
	US$	US$	US$
Net revenues	146,090	51,152	—
Cost of revenue	(87,416)	(101,689)	(276,085)
Gross profit (loss)	58,674	(50,537)	(276,085)
Operating expenses:
General and administrative expenses	(450,005)	(558,078)	(2,607,390)
Research and development expenses	(1,788,724)	(2,806,588)	(3,034,240)
Sales and marketing expenses	(127,095)	(196,224)	(212,381)
Other operating income, net	9,374	119,146	112,478
Total operating expenses	(2,356,450)	(3,441,744)	(5,741,533)
Loss from operations	(2,297,776)	(3,492,281)	(6,017,618)
Interest expenses, net	—	(2,494)	—
Foreign exchange gains	9,604	—	3
Loss before income taxes and equity in earnings of subsidiaries	(2,288,172)	(3,494,775)	(6,017,615)
Net loss before equity in earnings of subsidiaries	(2,288,172)	(3,494,775)	(6,017,615)
Equity in income (loss) of subsidiaries, VIEs and VIEs' subsidiaries	12,435,637	(33,351,286)	(41,349,114)
Net income (loss) attributed to CooTek (Cayman) Inc.	10,147,465	(36,846,061)	(47,366,729)

SCHEDULE I—ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

COOTEK (CAYMAN) INC

CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2018	2019	2020
	US$	US$	US$
Operating activities:
Net income (loss)	10,147,465	(36,846,061)	(47,366,729)
Equity in (income) loss of subsidiaries, VIEs and VIEs' subsidiaries	(12,435,637)	33,351,286	41,349,114
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation	2,359,471	3,662,485	5,337,041
Changes in assets and liabilities:
Accounts receivable	(1,251)	7,222	—
Accrued expenses and other current liabilities	163,305	(21,670)	(5,371)
Other receivables, deposits and other assets	(3,432)	(18,427)	21,858
Other non-current liabilities	604,630	(9,066)	(112,489)
Net cash provided by (used in) operating activities	834,551	125,769	(776,576)
Investing activities:
Investment in subsidiaries	19,890,000	—	—
Advances to subsidiaries and VIEs	(54,418,121)	(5,400,000)	(16,000,000)
Repayment of advances to subsidiary	—	8,000,000	25,900,160
Net cash (used in) provided by investing activities	(34,528,121)	2,600,000	9,900,160
Financing activities:
Proceeds from IPO	48,546,000	—	—
Cash paid for deferred issuance costs	(2,615,726)	(809,952)	—
Cash paid to settle vested options and RSUs	—	—	(823,226)
Proceeds from issuance of ordinary shares upon exercise of options	—	326,503	304,259
Payment of share repurchase	(2,499,167)	(12,283,426)	(9,480,179)
Net cash provided by (used in) financing activities	43,431,107	(12,766,875)	(9,999,146)
Net increase (decrease) in cash, cash equivalents and restricted cash	9,737,537	(10,041,106)	(875,562)
Cash, cash equivalents and restricted cash at beginning of year	1,307,136	11,044,673	1,003,567
Cash, cash equivalents and restricted cash at end of year	11,044,673	1,003,567	128,005

SCHEDULE I—COOTEK (CAYMAN) INC CONDENSED FINANCIAL STATEMENTS

Notes to Schedule I

1.	Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.
2.	The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIEs and VIEs’ subsidiaries. For the parent company, the Company records its investments in subsidiaries VIEs and VIEs subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures.
3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted. The footnote disclosures provide certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.
4.	As of December 31, 2019 and 2020, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.