Form 20-F
period 2021-12-31
CooTek(Cayman)Inc.
filed 2022-04-29
CIK 1734262

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

9-11F, T2, No.16, Lane 399, Xinlong Road, Minhang District
Shanghai, 201101

People’s Republic of China

(Address of Principal Executive Offices)

Karl Kan Zhang, Chairman of the Board of Directors and Chief Technology Officer

9-11F, T2, No.16, Lane 399, Xinlong Road, Minhang District

Shanghai, 201101 People’s Republic of China
Phone: +86 021 6485 6352
Email: ir@cootek.com

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

As of December 31, 2021, there were 3,638,033,656 ordinary shares issued and outstanding, par value US$0.00001 per share, being the sum of 3,391,809,191 Class A ordinary shares and 246,224,465 Class B ordinary shares.

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

☐ Yes ☒ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

●	“CooTek,” are to CooTek (Cayman) Inc., and “we,” “us,” “our company” or “our” are to CooTek (Cayman) Inc. and its subsidiaries, and in the context of describing our operations and consolidated financial information, its consolidated affiliated entities in China, including the VIEs and their subsidiaries in China;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” are to our Class A ordinary shares of par value US$0.00001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares of par value US$0.00001 per share;
●	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.00001 per share;
●	“ADSs” are to our American depositary shares, each of which represents 50 Class A ordinary shares;
●	“ADRs” are to the American depositary receipts that evidence our ADSs;
●	“average daily reading time” for a given day is calculated by dividing (i) the sum of time spent on reading books on our Fengdu Novel for such day by (ii) the number of Fengdu Novel users who spent time on reading books for such day; and “average daily reading time” for a given month is calculated by dividing (i) the sum of average daily reading time for each day in such month by (ii) the number of days in such month;
●	“DAUs” are to the number of active users of our products during a given day. For each individual product, we treat each mobile device on which at least one of the following actions is taken during a given day as one active user for that day: (i) activating or launching such product, (ii) logging in with the user account for such product, or (iii) any other actions that result in a successful network access to our services through such product. The DAUs of multiple products during a given day is the sum of active users of each such product for that day;
●	“MAUs” are to the number of active users of our products during a given month. For each individual product, we treat each mobile device on which at least one of the following actions is taken during a given month as one active user for that month: (i) activating or launching such product, (ii) logging in with the user account for such product, or (iii) any other actions that result in a successful network access to our services through such product. The MAUs of multiple products during a given month is the sum of active users of each such product for that month;
●	“our portfolio products” and “content-rich mobile applications” are to the content-rich mobile applications that we develop and provide to our users and business partners, which excludes TouchPal Smart Input and TouchPal Phonebook, and among these portfolio products, we refer to the mobile applications that provide our users with vertical contents at specific scenarios, such as fitness and healthcare, as “scenario-based mobile apps”;
●	“the VIEs” are to Shanghai Chubao (CooTek) Information Technology Co., Ltd., Molihong (Shenzhen) Internet Technology Co., Ltd., Shanghai Qiaohan Technology Co., Ltd. and Shanghai Qinglin Network Technology Co., Ltd.;
●	“RMB” and “Renminbi” are to the legal currency of China; and
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

All discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.3726 to US$1.00, the exchange rate on December 30, 2021 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information-D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our mission and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the mobile internet industry and mobile advertising industry;
●	the expected growth of mobile advertising;
●	our expectations regarding demand for and market acceptance of our products and services;
●	competition in our industry;
●	relevant government policies and regulations relating to our industry or any aspect of our operations; and
●	potential impact of COVID-19 pandemic on our current and future business development, financial condition and results of operations.

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

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the Consolidated Affiliated Entities

CooTek (Cayman) Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its consolidated affiliated entities. We conduct our operations in China through (i) our PRC subsidiaries, and (ii) the consolidated affiliated entities with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in the provision of internet information services. Accordingly, we operate these businesses in China through the consolidated affiliated entities, and rely on contractual arrangements among our PRC subsidiary, the consolidated affiliated entities and their nominee shareholders to control the business operations of the consolidated affiliated entities. Revenues contributed by the consolidated affiliated entities accounted for 52%, 81% and 37% of our total revenues for the years 2019, 2020 and 2021, respectively. As used in this annual report, “CooTek,” are to CooTek (Cayman) Inc., and “we,” “us,” “our company” or “our” are to CooTek (Cayman) Inc. and its subsidiaries, and in the context of describing our operations and consolidated financial information, its consolidated affiliated entities in China, including the VIEs and their subsidiaries in China, including, without limitation, Shanghai Chubao (Cootek) Information Technology Co., Ltd., or Shanghai Chubao, Molihong (Shenzhen) Internet Technology Co., Ltd., or Molihong, Shanghai Qiaohan Technology Co., Ltd., or Qiaohan, and Shanghai Qinglin Network Technology Co., Ltd., or Qinglin, in China and their subsidiaries. Holders of our ADSs hold equity interest in CooTek (Cayman) Inc., our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIEs and their subsidiaries.

The following diagram illustrates our corporate structure, including our significant subsidiaries and other entities that are material to our business, as of the date of this annual report:

(1)	Karl Kan Zhang, Susan Qiaoling Li, Michael Jialiang Wang, Jim Jian Wang and Haiyan Zhu are the beneficial owners of CooTek (Cayman) Inc., and each holds 25.0%, 21.94%, 21.94%, 13.12% and 18.0% of the equity interests in Shanghai Chubao, respectively. Karl Kan Zhang and Susan Qiaoling Li are our co-founders, directors and executive officers. Michael Jialiang Wang is our consultant and one of our directors. Jim Jian Wang is one of our directors. Haiyan Zhu is one of our early investors.
(2)	Two of our employees holds 100% of the equity interests in Molihong, one holds 99% and the other holds 1%.
(3)	Each of Michael Jialiang Wang and Jim Jian Wang holds 50% of the equity interests in Qiaohan.
(4)	Two of our employees each hold 50% of the equity interests in Qinglin.

A series of contractual agreements have been entered into by and among our PRC subsidiary, the consolidated affiliated entities and their respective shareholders, which include exclusive business cooperation agreement, exclusive purchase option agreement, loan agreement, equity agreement, power of attorney and spouse consent letters. Terms contained in each set of contractual arrangements with the consolidated affiliated entities and their respective shareholders are substantially similar. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated affiliated entities and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— We rely on contractual arrangements with the consolidated affiliated entities and their respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the consolidated affiliated entities and its nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the consolidated affiliated entities is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Our corporate structure is subject to risks associated with our contractual arrangements with the consolidated affiliated entities. If the PRC government deems that our contractual arrangements with the consolidated affiliated entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and consolidated affiliated entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated affiliated entities and, consequently, significantly affect the financial performance of the consolidated affiliated entities and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or be of little or no value. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and consolidated affiliated entities have not obtained all the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the consolidated affiliated entities in China, including, among others, the internet publication service license, publication codes, and internet audio-visual program transmission license.. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business is subject to complex and evolving laws, regulations and governmental policies in China and other countries and regions where we have business. Many of these laws, regulations and governmental policies are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, increased cost of operations, or declines in our growth or engagement, financial performance, or otherwise harm our business.”

Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and the consolidated affiliated entities, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cyber security review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of, or filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (United States), or the PCAOB, for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash and Asset Flows through Our Organization

CooTek (Cayman) Inc. transfers cash to its wholly-owned Hong Kong subsidiaries by making capital contributions or providing loans, and the Hong Kong subsidiaries transfer cash to the subsidiaries in China by making capital contributions or providing loans to them. Because CooTek (Cayman) Inc. and Shanghai Chule control the VIEs through contractual arrangements, they are not able to make direct capital contribution to the VIEs and their subsidiaries. However, they may transfer cash to the VIEs by loans or by making payments to the VIEs for inter-group transactions.

CooTek (Cayman) Inc. provided an aggregate amount of US$5.4 million, US$16.0 million and US$37.8 million as loan or capital investments to our intermediate holding companies and subsidiaries, and received an aggregate repayment of US$8.0 million, US$25.9 million and US$19.1 million in the years ended December 31, 2019, 2020 and 2021, respectively. Under the contractual arrangements with our consolidated VIEs, our consolidated VIEs are entitled to receive service fees from Shanghai Chule for the provisions of certain support services to Shanghai Chule. For the years ended December 31, 2019, 2020 and 2021, our consolidated VIEs received US$20.7 million, US$30.8 million and US$80.7 million from the WFOE, respectively.

For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to CooTek (Cayman) Inc. by our subsidiaries. Under PRC laws and regulations, our PRC subsidiaries and consolidated VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our consolidated VIEs in which we have no legal ownership, totaling to US$88 million as of December 31, 2021. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

In the years ended December 31, 2019, 2020 and 2021, no assets other than cash were transferred through our organization.

CooTek (Cayman) Inc. has not declared or paid any cash dividends, nor does it has any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. For more information, see “item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

Financial Information Related to Our Consolidated VIEs

The following table presents the condensed consolidating schedule of financial position for CooTek (Cayman) Inc., its subsidiaries, and the consolidated VIEs as of the dates presented.

Selected Condensed Consolidated Statements of Operations Data

	For the Year Ended December 31, 2021
	CooTek	Company	Consolidated		Consolidated
	(Cayman) Inc.	Subsidiaries	VIEs	Eliminations	Total

	(in US$)
Net revenues	—	170,762,501	128,236,041	(26,852,721)	272,145,821
Cost of revenues	(304,356)	(18,319,676)	(14,201,856)	—	(32,825,888)
Gross profit	(304,356)	152,442,825	114,034,185	(26,852,721)	239,319,933
Sales and marketing expenses	(103,324)	(89,099,455)	(111,032,689)	—	(200,235,468)
Research and development expenses	(2,762,190)	(25,621,167)	(6,049,959)	—	(34,433,316)
General and administrative expenses	(4,516,554)	(10,740,583)	(27,514,977)	24,956,275	(17,815,839)
Other operating income, net	136,129	3,160,283	1,157,050	—	4,453,462
(Loss) income from operations	(7,550,295)	30,141,903	(29,406,390)	(1,896,446)	(8,711,228)
Interest expense, net	(5,527,327)	(54,164)	(108,456)	—	(5,689,947)
Impairment loss of investment	—	—	(248,140)	—	(248,140)
Foreign exchange (losses) gains, net	—	(249,408)	29,766	—	(219,642)
Fair value change of derivatives	1,108,648	—	—	—	1,108,648
(Loss) income before income taxes	(11,968,974)	29,838,331	(29,733,220)	(1,896,446)	(13,760,300)
Income tax expense	—	(51,970)	—	—	(51,970)
Share of loss in equity method investment	—	—	(65,084)	—	(65,084)
Net (loss) income	(11,968,974)	29,786,361	(29,798,304)	(1,896,446)	(13,877,363)

	For the Year Ended December 31, 2020
	CooTek	Company	Consolidated		Consolidated
	(Cayman) Inc.	Subsidiaries	VIEs	Eliminations	Total

	(in US$)
Net revenues	—	85,988,649	378,890,098	(23,373,516)	441,505,231
Cost of revenues	(276,085)	(16,992,942)	(17,935,057)	11,075,622	(24,128,462)
Gross profit	(276,085)	68,995,707	360,955,041	(12,297,894)	417,376,769
Sales and marketing expenses	(212,381)	(81,644,290)	(336,405,083)	—	(418,261,754)
Research and development expenses	(3,034,240)	(25,107,255)	(1,528,120)	—	(29,669,615)
General and administrative expenses	(2,607,390)	(5,873,970)	(38,263,968)	31,727,829	(15,017,499)
Other operating income (loss), net	112,478	490,510	(2,877,495)	—	(2,274,507)
Loss from operations	(6,017,618)	(43,139,298)	(18,119,625)	19,429,935	(47,846,606)
Interest (expense) income, net	—	(98,134)	493,763	—	395,629
Foreign exchange gains, net	3	89,586	1,746	—	91,335
Loss before income taxes	(6,017,615)	(43,147,846)	(17,624,116)	19,429,935	(47,359,642)
Income tax expense	—	(7,087)	—	—	(7,087)
Net loss	(6,017,615)	(43,154,933)	(17,624,116)	19,429,935	(47,366,729)

	For the Year Ended December 31, 2019
	CooTek	Company	Consolidated		Consolidated
	(Cayman) Inc.	Subsidiaries	VIEs	Eliminations	Total

	(in US$)
Net revenues	51,152	86,130,885	95,996,190	(4,295,122)	177,883,105
Cost of revenues	(101,689)	(13,677,232)	(2,661,546)	1,139,613	(15,300,854)
Gross profit	(50,537)	72,453,653	93,334,644	(3,155,509)	162,582,251
Sales and marketing expenses	(196,224)	(42,982,026)	(113,849,706)	—	(157,027,956)
Research and development expenses	(2,806,588)	(21,701,829)	(2,435,609)	8,529	(26,935,497)
General and administrative expenses	(558,078)	(14,980,421)	(15,730,373)	15,012,680	(16,256,192)
Other operating income, net	119,146	527,165	225,958	—	872,269
Loss from operations	(3,492,281)	(6,683,458)	(38,455,086)	11,865,700	(36,765,125)
Interest (expense) income, net	(2,494)	737,619	28,372	—	763,497
Impairment loss of investment	—	—	(500,032)	—	(500,032)
Foreign exchange losses, net	—	(342,571)	(116)	—	(342,687)
Loss before income taxes	(3,494,775)	(6,288,410)	(38,926,862)	11,865,700	(36,844,347)
Income tax expense	—	(800)	(914)	—	(1,714)
Net loss	(3,494,775)	(6,289,210)	(38,927,776)	11,865,700	(36,846,061)

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2021
	CooTek	Company	Consolidated		Consolidated
	(Cayman) Inc.	Subsidiaries	VIEs	Eliminations	Total

	(in US$)
Cash and cash equivalents	442,771	13,525,515	4,263,844	—	18,232,130
Restricted cash	—	59,999	139,080	—	199,079
Short-term investments	—	50,044	—	—	50,044
Accounts receivable, net	—	14,571,147	6,911,955	—	21,483,102
Prepaid expenses and other current assets	463,093	3,723,379	6,677,808	—	10,864,280
Property and equipment, net	—	2,928,695	159,514	—	3,088,209
Intangible assets, net	—	248,966	—	—	248,966
Long-term investments	—	—	313,691	—	313,691
Advances to subsidiaries and VIEs	10,559,139	—	10,993,268	(21,552,407)	—
Operating lease right-of-use assets	—	686,089	485,196	—	1,171,285
Other non-current assets	—	605,423	174,957	—	780,380
Total assets	11,465,003	36,399,257	30,119,313	(21,552,407)	56,431,166
Accounts payable	—	14,610,176	13,149,951	—	27,760,127
Short-term borrowings	—	3,970,556	5,126,484	—	9,097,040
Accrued salary and benefits	—	4,456,606	145,698	—	4,602,304
Accrued expenses and other current liabilities	478,683	3,550,617	4,033,675	—	8,062,975
Convertible notes	9,175,892	—	—	—	9,175,892
Embedded derivative liability at fair value	553,707	—	—	—	553,707
Deferred revenue	136,129	1,347,152	459,887	—	1,943,168
Operating lease liabilities, current	—	508,716	300,894	—	809,610
Advances from subsidiaries and VIEs	6,797,406	—	137,150,618	(143,948,024)	—
Operating lease liabilities, non-current	—	66,060	37,097	—	103,157
Other non-current liabilities	323,305	—	—	—	323,305
Total liabilities	17,465,122	28,509,883	160,404,304	(143,948,024)	62,431,285
Net current assets	(9,438,547)	3,486,261	(5,223,902)	—	(11,176,188)
Net assets	(6,000,119)	7,889,374	(130,284,991)	122,395,617	(6,000,119)
Total shareholders’ (deficit) equity	(6,000,119)	7,889,374	(130,284,991)	122,395,617	(6,000,119)
Total liabilities and shareholders’ (deficit) equity	11,465,003	36,399,257	30,119,313	(21,552,407)	56,431,166

	As of December 31, 2020
	CooTek	Company	Consolidated		Consolidated
	(Cayman) Inc.	Subsidiaries	VIEs	Eliminations	Total

	(in US$)
Cash and cash equivalents	128,005	17,435,779	7,105,349	—	24,669,133
Restricted cash	—	3,125,181	138,964	—	3,264,145
Short-term investments	—	50,028	—	—	50,028
Accounts receivable, net	—	12,012,144	16,115,202	—	28,127,346
Prepaid expenses and other current assets	30,596	4,129,918	7,912,712	—	12,073,226
Long-term restricted cash	—	—	21,689,436	—	21,689,436
Property and equipment, net	—	5,357,320	36,422	—	5,393,742
Intangible assets, net	—	396,495	—	—	396,495
Long-term investments	—	—	306,518	—	306,518
Advances to subsidiaries and VIEs	1,568,094	—	71,025,550	(72,593,644)	—
Other non-current assets	—	708,076	224,235	—	932,311
Total assets	1,726,695	43,214,941	124,554,388	(72,593,644)	96,902,380
Accounts payable	—	33,026,906	43,099,067	—	76,125,973
Short-term borrowings	—	10,690,105	267,917	—	10,958,022
Accrued salary and benefits	—	8,449,251	694,225	—	9,143,476
Accrued expenses and other current liabilities	140	6,457,846	4,228,532	—	10,686,518
Deferred revenue	136,129	2,574,694	620,688	—	3,331,511
Advances from subsidiaries and VIEs	14,909,907	—	175,304,169	(190,214,076)	—
Other non-current liabilities	483,074	—	—	(23,639)	459,435
Total liabilities	15,529,250	61,198,802	224,214,598	(190,237,715)	110,704,935
Net current assets	22,332	(24,445,752)	(17,638,202)	—	(42,061,622)
Net assets	(13,802,555)	(17,983,861)	(99,660,210)	117,644,071	(13,802,555)
Total shareholders’ deficit	(13,802,555)	(17,983,861)	(99,660,210)	117,644,071	(13,802,555)
Total liabilities and shareholders’ deficit	1,726,695	43,214,941	124,554,388	(72,593,644)	96,902,380

Selected Condensed Consolidated Cash Flows Data

	For the Year Ended December 31, 2021
	CooTek	Company	Consolidated		Consolidated
	(Cayman) Inc.	Subsidiaries	VIEs	Eliminations	Total

	(in US$)
Net cash used in operating activities	(4,017,545)	(19,361,639)	(27,664,505)	—	(51,043,689)
Net cash used in investing activities	(18,650,291)	(1,302,872)	(475,661)	18,650,291	(1,778,533)
Net cash provided by financing activities	22,982,602	11,794,792	4,772,782	(18,650,291)	20,899,885
Net increase (decrease) in cash, cash equivalents, and restricted cash	314,766	(8,869,719)	(23,367,384)	—	(31,922,337)
Cash, cash equivalents, and restricted cash at beginning of year	128,005	20,560,960	28,933,749	—	49,622,714
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	—	1,894,273	(1,163,441)	—	730,832

	For the Year Ended December 31, 2020
	CooTek	Company	Consolidated		Consolidated
	(Cayman) Inc.	Subsidiaries	VIEs	Eliminations	Total

	(in US$)
Net cash (used in) provided by operating activities	(776,576)	(17,379,599)	17,304,417	—	(851,758)
Net cash provided by (used in)investing activities	9,900,160	(2,299,614)	(344,681)	(9,900,160)	(2,644,295)
Net cash (used in) provided by financing activities	(9,999,146)	(8,238,116)	(163,132)	9,900,160	(8,500,234)
Net (decrease) increase in cash, cash equivalents, and restricted cash	(875,562)	(27,917,329)	16,796,604	—	(11,996,287)
Cash, cash equivalents, and restricted cash at beginning of year	1,003,567	45,247,957	13,714,507	—	59,966,031
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	—	3,230,332	(1,577,362)	—	1,652,970

	For the Year Ended December 31, 2019
	CooTek	Company	Consolidated		Consolidated
	(Cayman) Inc.	Subsidiaries	VIEs	Eliminations	Total

	(in US$)
Net cash provided by (used in) operating activities	125,769	(27,367,649)	11,577,601	—	(15,664,279)
Net cash provided by (used in) investing activities	2,600,000	(5,309,425)	(21,502)	(2,600,000)	(5,330,927)
Net cash (used in) provided by financing activities	(12,766,875)	5,965,087	405,304	2,600,000	(3,796,484)
Net (decrease) increase in cash, cash equivalents, and restricted cash	(10,041,106)	(26,711,987)	11,961,403	—	(24,791,690)
Cash, cash equivalents, and restricted cash at beginning of year	11,044,673	72,701,166	1,114,076	—	84,859,915
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	—	(741,222)	639,028	—	(102,194)

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Summary of Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Business

●	If we fail to maintain or expand our active user base, our business, financial condition and operating results may be materially and adversely affected.
●	We generate substantially all of our revenues from advertising. Our failure to attract or retain advertising customers, or a reduction in their spending with us, could seriously harm our business, operating results and growth prospects.

●	We depend on certain third-party advertising exchanges and agencies for a large portion of our mobile advertising revenues.
●	We rely on our business collaborations with third parties, including major digital distribution platforms and mobile device manufacturers, to maintain and expand our user base. Our failure to maintain good relationships with these business partners may materially and adversely affect our business and operating results.
●	We have been and may continue to be subject to notices or complaints alleging, among other things, our infringement of copyrights and delivery of illegal or inappropriate content through our products, which could lead to suspension or removal of such products from digital distribution platforms, a decrease of our user base, and a significantly adverse impact on our financial results and our reputation.
●	We are subject to a variety of laws and other obligations regarding cyber security and data protection in the PRC, and any failure to comply with applicable laws and obligations or exposure to government interference actions could have a material and adverse effect on our business, financial condition and operating results.
●	Our business is subject to complex and evolving laws, regulations and governmental policies in China and other countries and regions where we have business. Many of these laws, regulations and governmental policies are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, increased cost of operations, or declines in our growth or engagement, financial performance, or otherwise harm our business.
●	We had incurred net loss, negative cash flows from operating activities and negative working capital in the past, and we may not achieve or sustain profitability.

Risks Related to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries, and (ii) the consolidated affiliated entities with which we have maintained contractual arrangements. Holders of our ADSs hold equity interest in CooTek (Cayman) Inc., our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIEs and their subsidiaries. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIEs structure, which would likely result in a material adverse change in our operations, and our Class A ordinary shares or our ADSs may decline significantly in value.
●	We rely on contractual arrangements with the consolidated affiliated entities and their respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.
●	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.
●	The shareholders of the consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business.

Risks Related to Doing Business in China

●	Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirement, expose us to government interference, or otherwise restrict our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business and the value of our securities.
●	Adverse changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.
●	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs.
●	The approval of, or filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.
●	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
●	Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our ADSs

●	If we do not satisfy the NYSE requirements for continued listing, our ADS could be delisted from NYSE. We received two non-compliance notifications from NYSE related to our share price and market capitalization. With respect to the non-compliance related to our market capitalization, we submitted the business plan to NYSE to demonstrate our plan to cure the non-compliance, which has been accepted and will be quarterly reviewed and monitored by NYSE within the 18-month of receipt of the notification letter. With respect to the non-compliance related to our trading price, we plan to change the ratio of our ADSs to our Class A ordinary shares (the “ADS Ratio”) from the current ADS Ratio of one ADS to fifty (50) Class A ordinary shares to a new ADS Ratio of one ADS to six hundred and fifty (650) Class A ordinary shares. We anticipate that the change in the ADS Ratio will be effective on or about May 9, 2022, subject to the effectiveness of the post-effective amendment to the ADS Registration Statement on Form F-6 on or before that date.
●	The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

Risks Related to Our Business

If we fail to maintain or expand our active user base, our business, financial condition and operating results may be materially and adversely affected.

The size of our active user base with our products are critical to our success. Our portfolio products had an average of 18.5 million DAUs in December 2021, which decreased from 27.8 million DAUs in December 2020. Our financial performance has been and will continue to be significantly affected by our ability to grow and engage our active user base. In addition, we may fail to maintain or increase our user base or our users’ engagement if, among other things:

●	we fail to innovate or develop new products and services that provide relevant content and satisfactory experience to, or are favorably received by, our users;
●	we fail to respond to or adopt evolving technologies for product development on a timely and cost-effective basis;
●	we fail to successfully market and monetize our existing and new mobile applications throughout their life cycles;
●	we fail to develop products that are compatible with existing or new mobile devices, mobile operating systems or their respective upgrades;
●	we fail to maintain or improve our technology infrastructure and security measures designed to protect our users’ personal privacy and cyber security;
●	we lose users to competing products and services or due to concerns related to personal privacy and cyber security or other reasons;
●	we fail to successfully implement our strategies related to the continued expansion of our global user base; or
●	we are required by existing or new laws, regulations or government policies to implement changes to our products or services that are adverse to our business.

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

Mobile advertising services have been contributing substantially all of our revenues, accounting for 98.4%, 99.3% and 98.2% of our revenues in 2019, 2020 and 2021, respectively. Therefore, any failure to continue generating substantial revenue through our mobile advertising services could materially harm our business.

Advertisers purchase advertising services either directly from us or through third-party advertising exchanges and advertising agencies. Our advertising customers, including advertisers and advertising exchanges and agencies, typically do not have long-term contractual arrangements with us. They may be dissatisfied with our advertising services or perceive our advertising services as ineffective. Potential new customers may view our advertising services as unproven, and we may need to devote additional time and resources to convince them. In addition, new advertising formats emerge from time to time and customer preferences can change. We may not be able to adapt our products and services to future advertising formats or changing customer preferences on a timely and cost-effective basis, and any such adaption failure could materially and adversely affect our financial conditions, results of operations and prospects.

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

We generate a large portion of our mobile advertising revenues from a limited number of third-party advertising exchanges and advertising agencies in 2021. Our top two advertising customers, which are advertising exchanges, accounted for approximately 53.22% of our total revenues in 2021. Our dependence on a limited number of advertising exchange customers increases their bargaining power and the need for us to maintain good relationships with them. The major advertising customers we work with typically offer standard terms and conditions that govern their contractual relationships with us. In 2019, 2020 and 2021, we entered into distribution cooperation agreements with Chuan Shan Jia, a leading advertising exchange platform in China who is also our top advertising customer for the cooperation in placing advertisements on our mobile apps for the respective immediately following year. If any of these advertising customers we work with ceases to do business with us for any reason or alters its standard terms and conditions to our disadvantage, or if we fail to collect any significant amount of account receivables from these advertising customers timely, or at all, our business, financial conditions and operating results may be materially and adversely affected.

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

We are headquartered in China and provide our products and services to a global user base. We intend to continue the international expansion of our business operations and grow our user base globally. In December 2021, the user base of our portfolio products reached an average of 18.5 million DAUs and our users of TouchPal Smart Input reached an average of 92.9 million DAUs. The headquarters of our major advertising customers are located in China and the United States and therefore substantially all of our mobile advertising revenues in 2020 and 2021 were derived from China and the United States.

We believe the sustainable growth of our business depends on our ability to increase the penetration of our products in both developed and emerging markets. Our continued international operations and global expansion may expose us to a number of challenges and risks, including:

●	challenges in developing successful products and localized adaptions, and implementing effective marketing strategies that respectively target mobile internet users and advertising customers from various countries and with a diverse range of preferences and demands;
●	difficulties in managing and overseeing global operations and in affording increased costs associated with doing business in multiple international locations;
●	local competitions;
●	difficulties in integrating and managing potential foreign acquisitions or investments;

●	compliance with applicable laws and regulations in various countries worldwide, including, but not limited to, internet content requirements, cyber security and data privacy requirements, intellectual property protection rules, exchange controls, and cash repatriation restrictions;
●	fluctuations in currency exchange rates;
●	political, social or economic instability in markets or regions in which we operate; and
●	compliance with statutory equity requirements and management of tax consequences.

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

Over the past three years, we have experienced changing DAUs and MAUs of our portfolio products. At the same time, our net revenues fluctuated from US$177.9 million in 2019 to US$441.5 million in 2020, and further to US$272.1 million in 2021. Our mobile advertising revenue increased from US$175.0 million in 2019 to US$438.4 million in 2020, and further decreased to US$267.3 million in 2021. We may not be able to sustain a rate of growth in future periods.

In addition, growing our revenue in the future depends on successfully building our portfolio products. We monetize our user base primarily through mobile advertising, which contributed substantially all of our revenues in 2019, 2020 and 2021. Most of the mobile advertising revenues were generated from our portfolio products in 2021 attributable to the rapid growth of our portfolio products, in particular our online literature products and mobile games. We launched our in-house developed advertising platform, CooTek Ads, to provide high-quality and tailored advertising services in 2019, and the revenue derived from CooTek Ads accounted for approximately 8%, 45% and 13% of our total revenue in 2019, 2020 and 2021, respectively. If we are unable to build new products which are attractive to users, our ability to effectively monetize our advertising services and grow our revenues may be materially impacted.

We have been diversifying our monetization with our online literature products. In 2021, we started the IP operations based on original content on Fengdu Novel, including licensing e-books, cooperating with audio book publishers to produce audio books of original literature on Fengdu Novel, and short drama production.

However, we cannot assure you that we can successfully implement the existing commercialization strategies to sustainably generate growing revenues, or that we will be able to develop new commercialization strategies to grow our revenues. If our strategic initiatives do not enhance our ability to monetize or enable us to develop new commercialization approaches, we may not be able to maintain or increase our revenues or recover any associated costs. In addition, we may introduce new products and services to expand our revenue streams, including products and services with which we have little or no prior development or operating experience. If these new or enhanced products or services fail to engage users, content creators or business partners, we may fail to diversify our revenue streams or generate sufficient revenues to justify our investments and costs, and our business and operating results may suffer as a result.

If we fail to correctly anticipate user preferences and develop and commercialize new products and services, we may fail to attract or retain existing users, the lifecycles of our mobile applications may end prematurely and our operating results may be materially and adversely affected.

Our success depends on our ability to maintain, grow and monetize our user base, which in turn depends on our ability to continually develop and commercialize new mobile applications, introduce new features or functions to our existing mobile applications and provide users with high-quality content and an enjoyable user experience. This is particularly important since the mobile internet industry is characterized by fast and frequent changes, including rapid technological evolution, shifting user demands, frequent introductions of new products and services, and constantly evolving industry standards, operating systems and practices. We launched our first mobile application, TouchPal Smart Input, in 2008, and have launched over 170 portfolio products as of December 31, 2021. In December 2021, the user base of our portfolio products reached an average of 18.5 million DAUs, and we intend to expand the scale of our core product, Fengdu Novel, and continue developing new products and services to enlarge our active user base. Our ability to roll out new or enhanced products and services depends on a number of factors, including our timely and successful research and development efforts as well as correctly analyzing and predicting users’ interests and demands for content using our big data analytical capabilities. If we fail to correctly analyze and predict users’ interests and demands for content, fail to cater to the anticipated needs and preferences of users, or fail to provide a superior user experience, our existing and new mobile applications may suffer from reduced user traffic or be unsuccessful in the market and our user base may decrease, which in turn may impact our ability to earn advertising revenue. There can be no assurance that our new products and services will generate revenues or profits and we may not be able to recoup the investments and expenditures involved in such development. Our quarterly results may also experience significant fluctuations as we continue to invest in the development of new products and services.

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

We had incurred net loss, negative cash flows from operating activities and negative working capital in the past, and we may not achieve or sustain profitability.

You should not rely on our revenues or gross profit from any previous period as an indication of our future revenues. Our revenues might decline, or the growth rate of our revenues may slow down for a number of reasons, including declined demand for our products and services, increasing competition, emergence of alternative business models, changes in regulations and government policies, changes in general economic conditions, COVID-19 as well as other risks described in this prospectus supplement.

In 2019, 2020 and 2021, we had a net loss of US$36.8 million, US$47.4 million and US$13.9 million, respectively. We had negative cash flows from operations of US$15.7 million, US$0.9 million and US$51.0 million in 2019, 2020 and 2021, respectively. Although we had positive working capital, being the result of current assets minus current liabilities, of US$33.3 million as of December 31, 2019, we recorded negative working capital of US$42.1 million as of December 31, 2020, and negative working capital of US$11.2 million as of December 31, 2021. We received two non-compliance notifications from NYSE, and if we do not satisfy the NYSE requirements for continued listing, our ADS could be delisted from NYSE. Delisting from NYSE may trigger our obligation to make cash redemption of our convertible notes whose outstanding amount in aggregate was US$11.2 million as of December 31, 2021 and immediate and accelerated repayment of bank borrowing of US$1.6 million outstanding as of December 31, 2021. For a detailed description of the non-compliance notifications from NYSE and the underlying risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—If we do not satisfy the NYSE requirements for continued listing, our ADS could be delisted from NYSE.” Our ability to continue as a going concern is dependent on our ability to successfully execute our business plan including the implementation of a balanced growth strategy and an effective financial management which can contribute to the optimization of the operating cost and expense structure.

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

Our consolidated financial statements for the year ended December 31, 2021 included in this annual report beginning on page F-1 have been prepared based on the assumption that we will continue on a going concern basis. The auditors of our consolidated financial statements for the year ended December 31, 2021 have included in their audit reports an explanatory paragraph relating to substantial doubt about our ability to continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

If we fail to control our content-related costs, lack popular literacy content that can be monetized, fail to acquire various forms of copyrights of such literacy content for monetization, or fail to attract and retain signed authors or maintain the business relationships with the key authors and third party content providers, our online literature products and their profitability will be materially and adversely affected.

Popular and quality content is the core driver and foundation of our online literature products, especially Fengdu Novel. The content costs have been increasing along with our efforts to enrich content and enlarge the scale of Fengdu Novel by signing more authors and increasing and deepening cooperation with more third party content providers. In 2020 and 2021, content costs constituted 31.8% and 42.9% of our total cost of revenues, respectively. We generally license the copyright of the content published on our platform on an exclusive basis with our signed authors, either at fixed prices or pursuant to revenue-sharing arrangements, under which the authors will receive royalties based on sales and other forms of monetization of their works. We also license the copyright of the content published on our platform generally on a non-exclusive basis with other publishers or content providers. As the market further develops, the expectation of copyright owners for compensation may continue to rise, as such, they may demand higher licensing fees, and our content costs may further increase as we expand our content library.

Moreover, we rely primarily on our signed authors to create original literature works. We may not be able to continue attracting and retaining signed authors by offering more competitive and favorable terms than our competitors in online literature sector or higher licensing fees that our signed authors may request. In addition, even if our signed authors agree to create content exclusively for us for a certain period of time, we cannot control their productivity or the quality of their works produced within such term. Furthermore, any disputes or legal proceedings with our signed authors, especially the best-selling signed authors that create popular or high-quality literature works, may disrupt our business relationships with them. Therefore, we cannot assure you that we will retain sufficient online literature works with monetization value or control a broad range of copyrights for high quality literature works. If we fail to provide popular or quality literature on Fengdu Novel, we may fail to attract and retain active users and the monetization potential of this product could be materially and adversely affected. If we lack popular literature content that can be monetized or fail to acquire a broad range of copyrights of literature works for monetization, our business and operating results could be materially and adversely affected.

We may be out of compliance with certain covenants in our credit facility agreements before maturity, which could impose operating and financial restrictions on us.

We have entered into credit facility agreements with commercial banks in 2019, 2020 and 2021. The total outstanding balance of our short-term bank borrowings as of December 31, 2021 was US$9.1 million. For a detailed description, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” These agreements contain certain financial covenants over our maximum quarterly net loss, maximum monthly debt ratio, minimum net income, minimum operating cash inflow for our subsidiary, and operating data covenants which require us to maintain minimum annual active user. As of December 31, 2021, we were in compliance of such covenants. If we fail to meet such covenants, we may be required to negotiate a waiver. We cannot assure you that we would be able to obtain such waiver in a timely manner, on acceptable terms or at all. If we were not able to obtain such waiver under the credit facility, we would be in default of such agreement, and the relevant counterparty could elect to declare the loan, together with accrued and unpaid interest and other fees, if any, immediately due and payable and proceed against any collateral securing such loan. If the loan under the credit facility agreement that we entered into was to be accelerated, even though we believe that our assets would be sufficient to repay our loans in full, our business and liquidity could nevertheless be subject to adverse effects. In addition, such waiver, even if granted, may lead to increased costs, increased interest rates, additional restrictive covenants and other available counterparty protections that would be applicable to us under these credit facilities, including the granting of additional security our interests in collateral, which could adversely affect our business, financial condition, results of operations and our ability to acquire additional capital resources.

Our ability to comply with financial or other restrictive covenants under our credit facility agreements may be affected by factors beyond our control, including prevailing economic, financial and industry conditions, and our ability to issue additional equity. We had been and may again fall out of compliance with such or other covenants in the future, which could materially and adversely affect our business, financial condition and results of operations.

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

We are subject to a variety of laws and other obligations regarding cyber security and data protection in the PRC, and any failure to comply with applicable laws and obligations or exposure to government interference actions could have a material and adverse effect on our business, financial condition and operating results.

We are subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. The cyber security legal regime in China is relatively new and evolving rapidly, and their interpretation and enforcement involve significant uncertainties. As a result, it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations in certain circumstances.

Under the current PRC cyber security laws, personal information and important data collected and generated by a “critical information infrastructure operator” in the course of its operations in the PRC must be stored in the PRC, and if a “critical information infrastructure operator” purchases internet products and services that affects or may affect national security, it should be subject to cyber security review by the Cyberspace Administration of China, or CAC. As advised by our PRC counsel, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. The current PRC cyber security laws have established more stringent requirements applicable to operators of computer networks, especially to operators of networks which involve critical information infrastructure. The current PRC cyber security laws also contain an overarching framework for regulating Internet security, protection of private and sensitive information, and safeguards for national cyberspace security and provisions for the continued government regulation of the Internet and content available in the PRC. Because of their exceptional breadth in scope, ambiguous requirements and broadly defined terminology, there is substantial uncertainty as to the potential impact of such laws on our operations in the PRC, particularly in relation to the safeguarding of user information.

On December 28, 2021, the CAC published the Measures for Cyber Security Review, effective on February 15, 2022, which provides that critical information infrastructure operators purchasing network products and services, and internet platform operators engaging in data processing activities that affect or may affect national security must apply with the Cyber Security Review Office for a cyber security review. However, the scope of operators of “critical information infrastructure” under the current regulatory regime remains unclear and is subject to the decisions of competent PRC regulatory authorities. The Measures for Cyber Security Review also required internet platform operators processing over one million users’ personal information, if seeking for listing abroad, to apply for a cyber security review with the Cyber Security Review Office. We cannot guarantee you that we will not be subject to cyber security review for our future capital raising activities, or that new rules or regulations promulgated in the future, if any, will not impose additional compliance requirements on us.

On November 14, 2021, the CAC published a discussion draft of the Administrative Measures for Internet Data Security, or the Draft Measures for Internet Data Security, which provides that data processors conducting the following activities shall apply for cyber security review: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. There have been no clarifications from the authorities as of the date of this annual report on Form 20-F as to the standards for determining such activities that “affects or may affect national security.” The CAC has solicited comments on this draft until December 13, 2021, but there is no timetable as to when it will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation, including the standards for determining whether a listing in Hong Kong “affects or may affect national security.” The Draft Measures for Internet Data Security, if enacted as proposed, may materially impact our capital raising activities. Any failure to obtain such approval or clearance from the regulatory authorities could materially constrain our liquidity and have a material adverse impact on our business operations and financial results, especially if we need additional capital or financing.

We cannot assure you that we will not be subject to PRC regulatory inspection and/or review relating to cyber security, especially when there remains significant uncertainty as to the scope and manner of the regulatory enforcement and/or the possible government interference that we may be exposed to. If we become subject to cyber security inspection and/or review by CAC or other PRC authorities or are required by them to take any specific actions, it could cause suspension or termination of the future offering of our securities, disrupt our operations, result in negative publicity regarding our company, and divert our managerial and financial resources. We may also be subject to fines or other penalties, which could materially and adversely affect our business, financial condition and operating results. Furthermore, as the legal and regulatory framework for the protection of information in cyberspace in the PRC continues to evolve, we may be required to adjust our business practices or incur additional operating expenses, which may adversely affect our operating results and financial condition. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Personal Privacy and Data Protection.”

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

Many jurisdictions, including U.S., continue to consider the need for greater regulation or reform to the existing regulatory framework. In the U.S., all 50 states have now passed laws to regulate the actions that a business must take in the event of a data breach, such as prompt disclosure and notification to affected users and regulatory authorities. In addition to the data breach notification laws, some states have also enacted statutes and rules requiring businesses to reasonably protect certain types of personal information they hold or to otherwise comply with certain specified cyber security requirements for personal information. Additionally, the U.S. federal and state governments will likely continue to consider the need for greater regulation aimed at restricting certain uses of personal data for targeted advertising. California enacted the California Consumer Privacy Act, or CCPA, which creates new individual privacy rights for consumers (as that word is broadly defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA, which went into effect on January 1, 2020, requires covered companies to provide new disclosures to California consumers, and provides such consumers new ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the U.S., which could increase our potential liability and adversely affect our business.

In the European Union, or EU, the General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, increased our burden of regulatory compliance and requires us to change certain of our privacy and cyber security practices in order to achieve compliance. The GDPR applies to any company established in the EU as well as any company outside the EU that processes personal data in connection with the offering of goods or services to individuals in the EU or the monitoring of their behavior. The GDPR implements more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The GDPR further provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes to our operating model. Under the GDPR, fines of up to 20 million euros or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for noncompliance, which significantly increases our potential financial exposure for non-compliance. However, with limited precedence on the interpretation and application of GDPR and limited guidance from EU regulators, the application of GDPR to the provision of internet services remains unsettled. The Company has adopted policies and procedures in compliance with the GDPR, however, such policies and procedures may need to be updated when additional information concerning the best practices is made available through guidance from regulators or published enforcement decisions.

Outside of the United States and the EU, many jurisdictions have adopted or are adopting new data privacy and data protection laws that may impose further onerous compliance requirements, such as data localization, which prohibits companies from storing data relating to resident individuals in data centers outside the jurisdiction. The proliferation of such laws within jurisdictions and countries in which we operate may result in conflicting and contradictory requirements.

In order for us to maintain or become compliant with applicable laws as they come into effect, it may require substantial expenditures on resources to continually evaluate our policies and processes and adapt to new requirements that are or become applicable to us. Complying with any additional or new regulatory requirements on a jurisdiction-by-jurisdiction basis would impose significant burdens and costs on our operations or may require us to alter our business practices. While we strive to protect our users’ privacy and cyber security and to comply with material data protection laws and regulations applicable to us, it is possible that our practices are, and will continue to be, inconsistent with certain regulatory requirements. Our international business expansion could be adversely affected if these laws and regulations are interpreted or implemented in a manner that is inconsistent with our current business practices or that requires changes to these practices. In particular, the large amount of user data generated on and collected from our products has been, and will continue to be, critical for our business model, including to enable us to understand our users’ interests and demands for content, improve their user experience with our products and services and deliver targeted advertising. Therefore, if these laws and regulations materially limit our ability to collect and use our users’ data, our ability to continue our current operations without modification, develop new services or features of the products and expand our user base will be impaired. Any failure or perceived failure by us to comply with applicable data privacy laws and regulations, including in relation to the collection of necessary end-user consents and providing end-users with sufficient information with respect to our use of their personal data may result in fines and penalties imposed by regulators, governmental enforcement actions (including enforcement orders requiring us to cease collecting or processing data in a certain way), litigation and/or adverse publicity. Proceedings against us, regulatory, civil or otherwise, could force us to spend money and devote resources in the defense or settlement of, and remediation related to, such proceedings. Furthermore, any of the foregoing consequences could damage our reputation and discourage current and potential users from using our mobile applications. In addition, as users’ expectations and regulatory attitudes with respect to personal privacy and cyber security continue to evolve, future regulations on the extent to which personal information and user-generated data can be used by us or shared with third parties may adversely affect our ability to leverage and derive economic value from the data that our users generate and share with us, which may limit our ability to carry out targeted advertising and thereby result in a decline in the mobile advertising revenues upon which our revenues are dependent.

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

The internet industry, including the mobile internet industry, is highly regulated in China. The VIEs are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services to our users. In addition to PRC laws and regulations, we face additional regulatory risks and costs outside of China as a portion of our active users and revenues are from markets outside of China. We are subject to a variety of laws and regulations in China and foreign jurisdictions that involve matters central to our business, including, but not limited to, privacy and data protection, rights of publicity, content, intellectual property, advertising, marketing, distribution, cyber security, data retention and deletion, national security, electronic contracts and other communications, competition, consumer protection, telecommunications, taxation, and economic or other trade prohibitions or sanctions. The introduction of new products, services or expansion of our business in certain jurisdictions may subject us to additional laws and regulations. Furthermore, PRC and foreign laws and regulations are constantly evolving and can be subject to significant change from time to time. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving mobile internet industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. There can be no assurance that we will not be found in violation of any future laws and regulations or violation of any of the laws and regulations currently in effect due to changes in the relevant authorities’ implementation or interpretation of such laws and regulations.

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

The operations of our online literature mobile apps and game mobile apps may require us to apply for additional license and permits or to update our existing licenses and permits. Under regulations issued by the SAPPRFT, the publication of each online game requires approval from the SAPPRFT. As of the date of this annual report, we have not obtained approvals from the SAPPRFT or its successor for those domestic online games operated by us. After the re-organization of SAPPRFT, we will apply with the NAPP for the approvals for publishing our games in the future. The NAPP at the national level had suspended the approval of game registration and issuance of publication codes for online games starting from March 2018. Although the NAPP later resumed game registration and issued game publication codes for the first batch of games with an effective date of December 19, 2018, the issuance of publication is still difficult to be obtained. Any delay in game registration with NAPP or obtaining game publication codes could negatively affect the operation results of our games. Pursuant to the Notice to Adjust the Scope of Online Culture Operation Permit Approval and to Further Regulate the Approval Work released in May 2019, the MCT no longer assumes the responsibility to regulate online game industry, and the provincial counterparts of MCT would no longer grant Online Culture Operation Permit covering the business scope of using the information network to operate online games. However, the licenses granted by the MCT before this notice will remain valid until the expiration dates of these licenses. On July 23, 2019, the MCT announced the abolishment of the Interim Measures on Administration of Online Games, which regulated the issuance of Online Culture Operation Permits relating to online games. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Games.” As of the date of this annual report, the governmental authorities have not issued laws or regulations to replace the Interim Measures on Administration of Online Games, or to clarify the new regulatory body of online games. We cannot be sure if or when any future regulations or restrictive rules in this regard will be promulgated and whether they would negatively impact our operations, including by increasing our compliance costs and negatively impacting our ability to launch and operate new games. If we are unable to obtain online culture operating license, internet publication service license and publication codes, our ability to introduce, launch, operate and promote new games or games may be adversely affected, and our financial condition and operating results could be adversely affected. In addition, we cannot assure you that we can obtain the NAPP’s approvals or complete the filings with the MCT for all games operated by us in a timely manner or at all, which could adversely and materially impact our ability to introduce new games, the timetable to launch new games and our business growth.

Moreover, the provisions of online games and online literature are deemed to be internet publication activities. According to the Administrative Measures for Internet Publication Services jointly issued by the SAPPRFT and the MIIT in 2016, we may be required to obtain an internet publication service license for the provisions of online games and online literature. According to the Notice on Administration of Mobile Game Publishing Services issued by the SAPPRFT in 2016, we may be required to obtain publishing and authorization codes for the online games. As of the date of this annual report, we have not obtained the approval for our internet publication service license and publication codes for those domestic online games operated by us In the event of failure to obtain these licenses and approvals, an operator may face heavy penalties, such as being ordered by the regulatory authority to shut down services and delete all relevant internet publications. The regulatory authority may also confiscate all of such operator’s illegal income as well as major equipment and specialized tools used in illegal publishing activities. If the illegal income exceeds RMB10,000, such operator may face a fine of five to ten times of such illegal income; and if the illegal income is less than RMB10,000, such operator may face a fine of less than RMB50,000. Such operator may also bear civil liability if its operation has infringed on other persons’ legal rights and interests. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Publication Services.”

Furthermore, on May 26, 2016, the National Office of Anti-Pornography and Illegal Publication issued the Notice on Management of Mobile Game Publishing Services, which provides that mobile games without approval shall not be published and operated online. In August 2018, the National Office of Anti-Pornography and Illegal Publication, the MIIT, the Ministry of Public Security, the MCT, the SART and the CAC jointly issued the Notice on Strengthen the Management of Live Streaming Service, which required a real-name registration system for users to be put in place by live streaming service providers. On October 25, 2019, the NAPP issued the Notice on Preventing Minor’s Addiction to Online Games, which requires all online gamers to register accounts with their valid identity information and all game companies to stop providing game services to users who fail to do so. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Anti-fatigue System, Real-name Registration System and Parental Guardianship Project.” We plan to implement several measures to comply with the current real-name registration system. However, the PRC government may further tighten the real-name registration requirements or require us to implement a more thorough compulsory real-name registration system for all users on our platform in the future, in which case we will need to upgrade our system or purchase relevant services from third-party service providers and incur additional costs in relation thereto. If we were required to implement a more rigid real-name registration system for users on our platform, potential users may be deterred from registering with our platform, which may in turn negatively affect the growth of our user base and business prospects.

Our business is subject to complex and evolving laws, regulations and governmental policies in China and other countries and regions where we have business. Many of these laws, regulations and governmental policies are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, increased cost of operations, or declines in our growth or engagement, financial performance, or otherwise harm our business.

We are subject to a variety of laws and regulations that involve matters important to or may otherwise impact our business. The introduction of new products and services, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. In addition, foreign laws and regulations can impose different obligations or be more restrictive than those in the PRC.

These laws and regulations are continuously evolving and can be subject to significant change. New laws, regulations and governmental policies may be adopted from time to time by the PRC government to address new issues that come to the authorities’ attention, which may require us to obtain new license and permits, or take certain actions that may adversely affect the industry that we operate in and our business operations. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

For example, the PRC government has taken steps to limit online game playing time for all minors and to otherwise control the content and operation of online games. On August 30, 2021, National Press and Publication Administration released Notice on Further Strict Management and Practically Preventing Minors from Indulging in Online Games, which imposed restrictions over the provision of online gaming services to minors, aiming at curbing excessive indulgence in online game and protecting minors’ mental and physical health. Although the provision of our games is not specifically targeting at minors, further restrictions on the operation of online games could negatively affect our business operations and financial performance.

As the industry that we operate in is still evolving in China, new laws, regulations and governmental policies may be adopted from time to time to require additional licenses and permits other than those we currently have, and to address new issues that arise from time to time. We may not timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future.

If we fail to timely address all the change in policy or to obtain and maintain approvals, licenses or permits required for our business, or to comply with relevant laws and regulations, we could be subject to liabilities, fines, penalties and operational disruptions, or we could be required to modify our business model, which could materially and adversely affect our growth and financial performance, including but not limited to our profitability, the trading price of our listed securities and our valuation. See also “—Risks Relating to Our Business—If we fail to obtain or maintain the requisite licenses and approvals, or otherwise fail to comply with the rules and regulations applicable to our business operations in and outside China, or if we are required to apply for new licenses and approvals which are time-consuming or costly to obtain, our business and operating results may be materially and adversely affected.”

If we fail to prevent security breaches, cyber-attacks or other unauthorized access to our systems or our users’ data, we may be exposed to significant consequences, including legal and financial exposure and loss of users, and our reputation, business and operating results may be materially and adversely affected.

We collect, store, transmit and process a large volume of personal and other sensitive data generated by our users through their interactions with our products. Although we have taken various security measures and adopted robust internal policies to protect our users’ personal privacy and cyber security, we may nevertheless be exposed to risks of security breaches or unauthorized access to or cyber-attacks on our systems or the data we store. Given the size of our user base, and the types and volume of personal data on our systems, we believe that we may be a particularly attractive target for security breaches and cyber-attacks. Our efforts to protect our data may be unsuccessful due to software “bugs,” system errors or other technical deficiencies, mistakes or malfeasance of our employees or contractors, vulnerabilities of our vendors and service providers, or other cyber security-related vulnerabilities. Any failure to prevent or mitigate security breaches, cyber-attacks or other unauthorized access to our systems or disclosure of our users’ data, including personal information, could result in loss or misuse of such data, interruptions to the services we provide, diminished user experience, loss of user confidence and trust in our products, impairment of our network and technological infrastructure, and harm to our reputation and business, significant legal and financial exposure and potential lawsuits brought by private individuals or regulators. We have invested and will continue to devote resources to maintain strong security protections that shield our systems and our users’ data against bugs, theft, misuse or security vulnerabilities or breaches. Although we have developed systems and processes that are designed to prevent and detect security breaches and protect our users’ data, we cannot guarantee that such measures will be sufficient defenses against the evolving techniques used to obtain unauthorized access, disable or degrade services or sabotage systems. In addition, as our data centers and servers are dispersed around the world, we may incur significant costs in protecting them against, or remediating, security breaches and cyber-attacks.

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

We face intense competition in every aspect of our business, including competition for users, usage time, advertising customers, technology, and highly skilled employees. Our portfolio products compete with applications of the same or a similar kind. Our Fengdu Novel competes with other leading free online literature applications in the Chinese market including Fanqie Novel and Qimao Novel. Our mobile game products such as Farm Hero, Idle Land King Tycoon, Hi Hamster, Puzzle No.1, Fantastic LeDou and Idiom Hero compete primarily with other online mobile games developed by companies such as WebEye and Laiwan. In addition, we compete with all major internet companies for user attention and advertising spend.

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

For instance, in May 2019, a third-party company in China brought a lawsuit against Shanghai Chubao and Shanghai Chule in Shanghai Intellectual Property Court for design patent infringement. The plaintiff alleged that TouchPal Smart Input infringed its design patent of an input method, and claimed for stopping the infringement and compensation of RMB1,000,000. On December 30, 2021, Shanghai Intellectual Property Court ruled in favor of the plaintiff, and urged Shanghai Chubao and Shanghai Chule to stop using the relevant design patent, and to provide compensation to the plaintiff for its economic losses of RMB300,000 and other reasonable expenses of RMB50,000 for eliminating adverse effect caused by the infringement. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

We have been, and may continue to be, subject to lawsuits brought by our competitors, individuals or other entities against us. For example, in June 2020, a mobile device manufacturer sued us for unfair competition, alleging that one of our mobile applications had interfered with the normal use of their devices by ways of pop-up advertisements, and claimed for stopping the act and compensation of RMB4,900,000. The first-instance judgment was made in March 2021, which ordered the suspension of pop-up advertisements and awarded RMB3,000,000 to the plaintiff. After filing an appeal, we entered into a settlement agreement with the plaintiff, pursuant to which we need to provide compensation to the plaintiff of RMB1,485,955. We may also in the future be involved in legal proceedings between us and the mobile device manufactures who had contractual arrangements with us with respect to the pre-installation of our products on their mobile devices. In addition, we have been involved in lawsuits brought by our competitors alleging the infringement of intellectual property from time to time. See “—We may be subject to intellectual property infringement lawsuits which could be expensive to defend and may result in our payment of substantial damages or licensing fees, disruption to our product and service offerings, and reputational harm.”

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

The global financial markets experienced significant disruptions in 2008 and the United States, European and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global financial markets are facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the hostilities in the Ukraine, the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone in 2014 and the volatility in financial markets across the world due to COVID-19. It is unclear whether these challenges will be contained and what effects they each may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. Recently there have been signs that the rate of China’s and global economic growth is declining. Any prolonged slowdown in global economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and market confidence and dramatic changes in business and consumer behaviors.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed in recent years, and the trend may continue especially in light of the challenges the global economy is facing due to the COVID-19 global pandemic. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Changes in international trade policies and international barriers to trade or the escalation of trade tensions may have an adverse effect on our business.

International trade disputes could result in tariffs and other protectionist measures that could adversely affect our business. Tariffs could increase our operating costs as well as the cost of the goods and products which could affect our customer’s discretionary spending level. In addition, any escalation in existing trade tensions or the advent of a trade war, or news and rumors of the escalation of a potential trade war, could affect consumer confidence and have a material adverse effect on our business, results of operations and, ultimately, the trading price of our ADSs.

Political tensions between the United States and China have escalated due to, among other things, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC, and the executive orders issued by U.S. President in August 2020 and the new executive order issued by the U.S. President in June 2021 which sought or seek to prohibit certain transactions with, or equity investment in, certain Chinese companies and their respective subsidiaries. In addition, on December 31, 2020, the New York Stock Exchange commenced proceedings to delist securities of three major telecommunications service providers in China in light of an executive order prohibiting any transaction in publicly traded securities of certain China-based companies by any U.S. person. We have been closely monitoring domestic policies in the United States designed to restrict certain Chinese companies from supplying or operating in the U.S. market. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the United States, tax policy related to international commerce, or other trade matters. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tensions, such changes could have an adverse effect on our business, financial condition and results of operations.

Likewise, we are monitoring policies in the United States that are aimed at restricting U.S. persons from investing in or supplying certain Chinese companies. The United States and various foreign governments have imposed controls, license requirements and restrictions on the import or export of technologies and products (or voiced the intention to do so). For instance, the United States is in the process of developing new export controls with respect to “emerging and foundational” technologies, which may include certain AI and semiconductor technologies. In addition, the U.S. government may potentially impose a ban prohibiting U.S. persons from making investments in or engaging in transactions with certain Chinese companies. Measures such as these could deter suppliers in the United States and/or other countries that impose export controls and other restrictions from providing technologies and products to, making investments in, or otherwise engaging in transactions with Chinese companies. As a result, Chinese companies would have to identify and secure alterative supplies or sources of financing, while they may not be able to do so in a timely manner and at commercially acceptable terms, or at all. In addition, Chinese companies may have to limit and reduce their research and development and other business activities, or cease conducting transactions with parties, in the United States and other countries that impose export controls or other restrictions. Like other Chinese companies, our business, financial condition and  results of operations could be adversely affected as a result.

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

We have experienced solid growth in the number of active users, and we plan to continue to expand our product offerings in the global market. Managing our growth requires allocation of valuable management time and resources, and significant expenditures. As part of our strategy, we intend to continue making investments to expand our user base, strengthen our research and development efforts, and enhance our ability to deliver highly targeted content. To execute our business plan and growth strategy, we need to continuously improve our operational and financial systems, procedures and controls, and hire, train, manage and maintain good relations with our employees. Continued growth could also strain our ability to maintain reliable service levels for our users, advertising customers and business partners. We have limited operational experience in managing the business at the current scale and we cannot assure you we will be able to maintain the current level of growth rate in the future.

From time to time we may conduct strategic investments and acquisitions, which may require significant management attention, disrupt our business and adversely affect our financial conditions.

We may take advantage of opportunities to invest in or acquire additional businesses, services, assets or technologies. For example, we have invested several game studios in China and overseas during the past, including Smillage, a game studio that has created popular games such as Catwalk Beauty, Truth Runner and Love Fantasy. However, we may fail to select appropriate investment or acquisition targets, or we may not be able to negotiate optimal arrangements, including arrangements to finance any acquisitions. Acquisitions and the subsequent integration of new assets and businesses into our own could require significant management attention and could result in a diversion of resources away from our existing business. Investments and acquisitions could result in the use of substantial amounts of cash, increased leverage, potentially dilutive issuances of equity securities, goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential liabilities of the acquired business. In addition, the invested or acquired assets or businesses may not generate the financial results we expect. Moreover, the costs of identifying and consummating these transactions may be significant. In addition to obtaining the necessary corporate governance approvals, we may also need to obtain approvals and licenses from relevant government authorities for the acquisitions and investments to comply with applicable laws and regulations, which could result in increased costs and delays.

We rely on our assumptions and estimates to calculate certain key operating metrics. Any real or perceived inaccuracies in our calculations may harm our reputation and negatively affect our business.

The numbers of daily and monthly active users of our products are calculated using our internal data that has not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in accurately measuring usage and user engagement across our large user base. For example, we treat each mobile device or each application on a mobile device as a separate user for purposes of calculating our DAUs and MAUs, and we may not be able to distinguish individual users who use multiple applications from us or have multiple mobile devices. Accordingly, the calculations of our active users may not accurately reflect the actual number of people using our products.

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

We are subject to seasonality and other fluctuations in our business. Revenues from our mobile advertising services, which constituted substantially all of our revenues in 2021, are affected by seasonality in advertising spending in both international and China markets. We believe that such seasonality in advertising spending affects our quarterly results, partially resulting in the significant growth in our mobile advertising revenues between the first and the third quarters but a decline from the third quarter to the fourth quarter. Our operating results for one or more future quarters or years may fluctuate or fall below the expectations of securities analysts and investors. In such event, the trading price of the ADSs may fluctuate.

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

We believe that maintaining and enhancing our brand is critical to expanding our user base and number of advertising customers. We also believe that maintaining and enhancing our brand will depend largely on our ability to continue to provide useful, reliable, trustworthy, and innovative products, which we may not be able to do successfully in the future. We will also continue to experience media, legislative, or regulatory scrutiny of our decisions regarding user privacy, content, advertising, and other issues, which may adversely affect our reputation and brands. We also may fail to respond expeditiously to the sharing and uploading of objectionable content on our products and services or objectionable practices by advertising customers, or may fail to otherwise address user concerns, which could erode confidence in our brands. In addition, maintaining and enhancing our brands may require us to make substantial investments and these investments may not be successful. We promote our brand and products through online advertising networks and platforms, which primarily include Douyin, Tencent, Kuaishou, Applovin and Facebook Ads, as well as social media channels, which primarily include WeChat. These branding and marketing efforts may not result in increased user traffic in a cost-effective way. If we fail to successfully promote and maintain our brands or if we incur excessive expenses in this effort, our business and financial results may be adversely affected. In addition, any negative publicity in relation to our mobile applications, regardless of its veracity, could harm our brands and reputation and, in turn, our business and financial results.

If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.

In preparing our consolidated financial statements for the fiscal years ended December 31, 2019 and 2020, we and our independent registered public accounting firm identified one material weakness and one significant deficiency in our internal control over financial reporting as well as other control deficiencies as of December 31, 2019 and 2020, in accordance with the standards established by the PCAOB of the United States.  As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis, and a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of financial reporting.

The material weakness that has been identified relates to our lack of accounting policies and procedures relating to financial reporting in accordance with U.S. GAAP and SEC financial reporting requirements. The significant deficiency that has been identified relates to our insufficient formal risk assessment process and monitoring activities. Following the identification of the material weakness and significant deficiency, we have taken measures and plan to continue to take measures to remediate these control deficiencies. See “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” As of December 31, 2021, based on our management’s assessment on the performance of the remediation measures, we determined that the material weakness has been remediated while  the significant deficiency remains as it had not been fully remediated. The significant deficiency, if not remediated timely, may lead to material misstatements in our consolidated financial statements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

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

We may be implicated by the non-compliant or improper activities of our users, advertising customers and business partners. For example, we may be involved in litigation related to user-generated content uploaded to our mobile applications. See also “—We may be held liable for information or content displayed on, distributed by, retrieved from or linked to the mobile applications integrated into our products, which may adversely impact our brand image and materially and adversely affect our business and operating results.” Similarly, we may also be subject to disputes related to advertisements displayed on our mobile applications. Although we have adopted a comprehensive internal control and screening procedure over the content of advertisements, a third party may find advertisements displaying on our mobile applications improper or illegal, and may take actions against us over such advertisements. We incurred costs of US$1.7 million to compensate victims of the alleged illegal advertisements for our failure to supervise advertising contents displayed on our platform in compliance with relevant PRC laws and regulations. Besides, we may be subject to disputes related to certain alleged illegal act of our customers, the advertising service fees paid by the customers to us in the course of normal advertising business may be deemed to involve illegal funds and be confiscated. A local authority had frozen our bank accounts with a total balance of US$21.7 million as of December 31, 2020 in connection with an investigation related to an alleged illegal act of certain customers in 2020, which were unfrozen in 2021.

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

We face risks related to natural disasters, health epidemics, including the COVID-19 pandemic, and other outbreaks, which could significantly disrupt our business operations.

In recent years, there have been outbreaks of epidemics in China and globally, including the outbreak of COVID-19. In March 2020, the World Health Organization declared the COVID-19 a pandemic. COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of businesses and facilities in China and worldwide.

The worldwide outbreak of COVID-19 pandemic has resulted in significant disruptions in the global economy. To contain the spread of COVID-19, the Chinese government has taken certain emergency measures, including extension of the Lunar New Year holidays, implementation of travel bans and lock-downs, blockade of certain roads and closure of factories and businesses, and encouragement of remote working arrangements and cancellation of public activities. Recently, there has been a recurrence of COVID-19 outbreaks in certain provinces of China, including Shanghai, due to the Delta and Omicron variants. As a result, the Chinese government has implemented similar emergency measures to contain further spread of COVID-19.

As it has historically, the COVID-19 pandemic may continue to, among other things, (i) reduce or curtail our customers’ advertising expenditures and overall demand for our services, (ii) increase the volatility of our customers’ advertising expenditure patterns from period-to-period, (iii) delay or cancel our customers’ advertising campaigns, and (iv) increase the volatility of the size and engagement of our active user base, all of which could have a material adverse effect on our business, financial condition and results of operations. See “Item 5. Operating and Financial Review and Prospects—Impact of COVID-19 on Our Operations and Financial Performance.”

Our headquarters are located in Shanghai, and we currently lease the majority of our offices in various parts of China to support our operations. We have reinstated remote working arrangements for our employees in affected regions, which could however reduce the capacity and efficiency of our operations and negatively impact the normal business operations. This outbreak of communicable disease has caused, and may cause again in the future, our business partners, to implement temporary adjustment of work schemes allowing employees to work from home and adopt remote collaboration. Our other measures taken to reduce the impact of this epidemic outbreak included upgrading our telecommuting system, monitoring our employees’ health on a daily basis, and optimizing our technology system to support potential growth in user traffic.

There remains uncertainty around the severity and duration of the COVID-19 pandemic and the measures taken, or may be taken, in response to the COVID-19 pandemic, which will depend on numerous factors, including, among others, the emergence of new cases of COVID-19 and its variants, hospitalization and mortality rates, and the availability and distribution of safe and effective treatments and vaccines.

Changes in the method for determining the London Interbank Offered Rate (“LIBOR”) or China Loan Prime Rate (“LPR”) and the potential replacement of LIBOR or LPR may affect our cost of capital and net investment income.

We entered into a credit facility agreement with a commercial bank in July 2016, as renewed in June 2020 and further renewed in June 2021, under which agreement we can borrow up to US$10.0 million, collateralized by our accounts receivable by June 2022. The interest rate for this credit facility is London Interbank Offered Rate (“LIBOR”) or China Loan Prime Rate (“LPR”), plus an applicable margin. In July 2021, we entered into a credit facility agreement with a commercial bank under which we can draw down up to US$1.6 million by July 2022. In December 2021, we entered into a loan agreement with another commercial bank which we can draw down US$1.6 million by December 31, 2021. The interest rates for these two agreements are the LPR. As of December 31, 2021, there was no unused facilities under these agreements. See also “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

The LPR refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center on the 20th of each month starting from August 20, 2019, and the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center on December 20, 2021 was 3.8%.

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

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet information services. Specifically, foreign ownership of an internet information services provider may not exceed 50%, with limited exemptions in sectors such as e-commerce. We are a company incorporated in the Cayman Islands and Shanghai Chule (CooTek) Information Technology Co., Ltd., which we refer to as Shanghai Chule or the WFOE, is our wholly owned PRC subsidiary and therefore is considered as a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China through the consolidated affiliated entities, including Shanghai Chubao (CooTek) Information Technology Co., Ltd., or Shanghai Chubao, and several other PRC domestic entities, based on a series of contractual arrangements by and among Shanghai Chule, the consolidated affiliated entities and their respective shareholders. As a result of these contractual arrangements, we exert control over the consolidated affiliated entities and consolidate or combine their operating results in our financial statements under U.S. GAAP. The consolidated affiliated entities hold the licenses, approvals and certain key assets that are essential for our business operations. For a detailed discussion of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.”

In the opinion of our PRC counsel, JunHe LLP, based on its understanding of the relevant PRC laws and regulations, (i) the ownership structures of the VIEs in China and the PRC subsidiary that have entered into contractual arrangements with the VIEs comply with all existing PRC laws and  regulations; and (ii) the contractual arrangements among our PRC subsidiary, the consolidated affiliated entities and their respective shareholders are valid and binding under the existing PRC laws and regulations.

However, we are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries, and (ii) the consolidated affiliated entities with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our PRC operating entities but in our holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay our outstanding indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our PRC affiliated entities, which contributed to 37.3% of our net revenues in 2021. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainties about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

Our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any other new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our variable interest entity are found in violation of any PRC laws or regulations or if the contractual arrangements among Shanghai Chule, the consolidated affiliated entities and their respective shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct the business. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of the consolidated affiliated entities or the right to receive their economic benefits, we would no longer be able to consolidate the consolidated affiliated entities. We do not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of our company, Shanghai Chule, or the consolidated affiliated entities.

Although we believe we, our PRC subsidiaries and the VIEs comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that we or the VIEs do not comply with any applicable laws, it could revoke the VIEs’ business and operating licenses, require the VIEs to discontinue or restrict the VIEs’ operations, restrict the VIEs’ rights to collect revenues, block the VIEs’ websites, require the VIEs to restructure our operations, impose additional conditions or requirements with which the VIEs may not be able to comply, impose restrictions on the VIEs’ business operations or on their customers, or take other regulatory or enforcement actions against the VIEs that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the VIEs’ business operations or restrict the VIEs from conducting a substantial portion of their business operations, which could materially and adversely affect the VIEs’ business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of the VIEs that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the VIEs, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with the consolidated affiliated entities and their respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

Due to the PRC restrictions or prohibitions on foreign ownership of internet and other related businesses in China, we operate our business in China through the consolidated affiliated entities, in which we have no ownership interest. We rely on a series of contractual arrangements with the consolidated affiliated entities and their respective shareholders, including the powers of attorney, to control and operate their business.

Our ability to control the consolidated affiliated entities depends on the powers of attorney, pursuant to which Shanghai Chule can vote on all matters requiring shareholder approval in the consolidated affiliated entities.

We believe these powers of attorney are legally enforceable but may not be as effective as direct equity ownership. These contractual arrangements are intended to provide us with effective control over the consolidated affiliated entities and allow us to obtain economic benefits from them. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

Although we have been advised by our PRC counsel, JunHe LLP, that the contractual arrangements among our PRC subsidiary, the consolidated affiliated entities and their respective shareholders are valid and binding under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over the consolidated affiliated entities as direct ownership. If the consolidated affiliated entities or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. All of these contractual arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these contractual arrangements will be resolved through arbitration in China. Such disputes do not include claims arising under the United States federal securities laws and therefore these arbitration provisions do not prevent you from pursuing claims arising under the United States federal securities laws. However, the legal system in China, particularly as it relates to arbitration proceedings, is not as developed as in other jurisdictions, such as the United States. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities and may lose control over the assets owned by the consolidated affiliated entities. As a result, we may be unable to consolidate the consolidated affiliated entities in our consolidated financial statements, our ability to conduct our business may be negatively affected, and our business operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if the shareholders of the VIEs were to refuse to transfer their equity interest in the VIEs to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel would view such contractual arrangements. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Additionally, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay.

The consolidated affiliated entities hold certain assets that are important to our business operations, including the VAT License concerning information services, and the Online Culture Operating Permit. Under our contractual arrangements, the shareholders of the consolidated affiliated entities may not voluntarily liquidate the consolidated affiliated entities or approve them to sell, transfer, mortgage or dispose of their assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate the consolidated affiliated entities, or the consolidated affiliated entities declare bankruptcy, or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if the consolidated affiliated entities undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements we have entered into with the consolidated affiliated entities and their respective shareholders may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could significantly reduce our consolidated net income and the value of your investment.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We may be subject to adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiary, the consolidated affiliated entities and their shareholders are not on an arm’s length basis and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require that the consolidated affiliated entities adjust its taxable income upward for PRC tax purposes. Such an adjustment could adversely affect us by increasing the consolidated affiliated entities’ tax expenses without reducing the tax expenses of our PRC subsidiary, subjecting the consolidated affiliated entities to late payment fees and other penalties for under-payment of taxes, and resulting in our PRC subsidiary’s loss of its preferential tax treatment. Our consolidated results of operations may be adversely affected if the consolidated affiliated entities’ tax liabilities increase or if it is subject to late payment fees or other penalties.

If the chops of our PRC subsidiary, the consolidated affiliated entities, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third-parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiary, the consolidated affiliated entities are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.

The shareholders of the consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of our major consolidated affiliated entities include Karl Kan Zhang, Susan Qiaoling Li, Michael Jialiang Wang, Jim Jian Wang and Haiyan Zhu. Karl Kan Zhang and Susan Qiaoling Li are our co-founders, directors and executive officers. Michael Jialiang Wang is our consultant and one of our directors. Jim Jian Wang is one of our directors. Haiyan Zhu is one of our early investors.

Conflicts of interest may arise between the roles of these persons as shareholders, directors or officers of our company and as shareholders of the consolidated affiliated entities. We rely on these individuals to abide by the laws of the Cayman Islands, which provide that our directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. The shareholders of the consolidated affiliated entities have executed powers of attorney to appoint Shanghai Chule, our PRC subsidiary, or a person designated by Shanghai Chule to vote on their behalf and exercise voting rights as shareholders of the consolidated affiliated entities. We cannot assure you that when conflicts arise, shareholders of the consolidated affiliated entities will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

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

Any limitation on the ability of our wholly owned PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC ‘resident enterprise,’ which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure and business operations.

The National People’s Congress approved the Foreign Investment Law (the “FIL”) on March 15, 2019, and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 12, 2019, effective from January 1, 2020, which replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 26, 2019, effective from January 1, 2020, to ensure fair and efficient implementation of the Foreign Investment Law. According to this judicial interpretation, courts in China shall not, among other things, support contracted parties to claim foreign investment contracts in sectors not on the Special Administrative Measures (Negative List) for Access to Foreign Investment (2021 Revision), or 2021 Negative List, as void because the contracts have not been approved or registered by administrative authorities. The Foreign Investment Law grants national treatment to foreign invested enterprises, except for those operating in “restricted” or “prohibited” industries in the “negative list,” where if a foreign invested enterprise proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the foreign invested enterprise must go through a MOFCOM pre-approval process. The internet content service, internet audio-visual program services and online culture activities that we conduct through the consolidated affiliated entities, which are our consolidated VIEs, are subject to foreign investment restrictions set forth in the 2021 Negative List. The Foreign Investment Law and Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

However, uncertainties still exist in relation to their interpretation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Risks Related to Doing Business in China

Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirement, expose us to government interference, or otherwise restrict our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business and the value of our securities.

As substantially all of our daily operations are conducted in China, we are subject to PRC laws relating to, among others, cyber security and restrictions over foreign investments in value-added telecommunications services. Specifically, we may be subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data provided by our users. These PRC laws apply not only to third-party transactions, but also to transfers of information among us, our PRC subsidiary and consolidated affiliated entities, and other parties with which we have commercial relations. These PRC laws and their interpretations and enforcement continue to develop and are subject to change, and the PRC government may adopt other rules and restrictions in the future.

The recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, including through the variable interest entities structure, or the VIE structure, and the government-led cyber security reviews of certain companies with VIE structure, may lead to additional regulatory review in China over our financing and capital raising activities in the United States. In addition, we may become subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our product and service offerings, restricting the scope of our operations in China, or causing the suspension or termination of our business operations in China entirely, all of which will materially and adversely affect our business, financial condition and results of operations. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost-efficient, or liability-free manner or at all.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security. Furthermore, on December 28, 2021, the CAC published the Measures for Cyber Security Review, effective from February 15, 2022, which provided that critical information infrastructure operators that , and internet platform operators engaging in data processing activities, must be subject to the cyber security review if their activities affect or may affect national security. The measures further stipulate that internet platform operators holding over one million users’ personal information shall apply with the Cyber Security Review Office for a cyber security review before any public offering at a foreign stock exchange. On August 17, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators.

As of the date of this annual report on Form 20-F, no detailed rules or implementation has been issued by any Protection Departments and we have not been informed as a critical information infrastructure operator by any governmental authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. We cannot predict the impact of the measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process.

Furthermore, the Standing Committee of the National People’s Congress passed the PRC Personal Information Protection Law, effective from November 1, 2021, which required each general network operator to obtain a personal information protection certification issued by recognized institutions in accordance with the CAC regulation before such information can be transferred out of China. PRC Personal Information Protection Law provides special rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. An information processor is allowed to process personal information only if it has a specific purpose and processing personal information is necessary for that purpose, and it has implemented strict measures to protect personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests. As uncertainties remain regarding the interpretation and implementation of the PRC Personal Information Protection Law, we cannot assure you that we will comply with the PRC Personal Information Protection Law in all respects and our current practice of collecting and processing sensitive personal information may be ordered to be rectified or terminated by regulatory authorities. We may also become subject to fines and other penalties which may have material adverse effect on our business, operations and financial condition.

It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If we are not able to comply with the cyber security and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. As of the date of this annual report on Form 20-F, we have not been involved in any investigations on cyber security review made by the Cyberspace Administration of China on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.

Adverse changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.

Our principal offices are based in China. Accordingly, our operating results, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors. In addition, the rate of growth has been slowing since 2012, and the impact of COVID-19 on the Chinese and global economies in 2020 and 2021 is likely to be severe. In particular, the National Bureau of Statistics of China reported a 8.1% growth in GDP for the full year of 2021, compared with the full year of 2020.

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

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 28, 2021, the CAC published the Measures for Cyber Security Review, effective on February 15, 2022, which required that, internet platform operators holding over one million users’ personal information shall apply with the Cyber Security Review Office for a cyber security review before any public offering at a foreign stock exchange. On November 14, 2021, the CAC released a discussion draft of the Administrative Measures for Internet Data Security, or the Draft Measures for Internet Data Security, for public comments, which requires, among others, that a prior cyber security review should be required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. Since the Draft Measures for Internet Data Security are in the process of being formulated and the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities, it remains uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our offshore offerings. If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The approval of, or filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or  entities  to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

The PRC government authorities has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are or have been conducted overseas and foreign investment in China-based companies like us. On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies and a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies for public comments.

These draft measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. Specifically, an overseas offering and listing by a PRC company, whether directly or indirectly, an initial or follow-on offering, must be complete filing procedure with and report to the CSRC. The issuer or its affiliated PRC entity, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. The examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be deemed as a PRC company’s indirect overseas offering and listing if the issuer meets the following conditions: (i) any of the operating income, gross profit, total assets, or net assets of the PRC enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the principal place of business is in the PRC or carried out in the PRC. It is unclear based on these draft measures whether either or both of the above criteria need to be satisfied. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after the completion of the follow-on offering. The issuer shall submit the filing with respect to its offering for acquisition of Chinese domestic assets within three business days after the date of its first announcement of the transaction. The issuer shall report the specific circumstances to the CSRC within three working days from the date of occurrence of the following major events after overseas listing: (i) change of control; (ii) initiation of investigation or imposition of punishment by overseas securities regulatory agency or relevant competent authority; and (iii) voluntary termination of listing or forced termination of listing. If the principle business activities of the issuer have changed significantly after the overseas listing and are no longer within the scope of the initial filing, it shall submit a special report to the CSRC and a legal opinion issued by a Chinese law firm within three working days after the date of such change to explain the situation. Failure to comply with the filing and reporting requirements may result in fines to the relevant PRC companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. These draft measures also set forth certain regulatory red lines for overseas offerings and listings by PRC enterprises.

There are substantial uncertainties as to whether these draft measures to regulate direct or indirect overseas offering and listing would be further amended, revised or updated their enactment timetable and final content. As the CSRC may formulate and publish guidelines for filings in the future, these draft measures do not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on CSRC’s official website on December 24, 2021, the respondent CSRC official indicated that the proposed new filing requirement will start with new issuers and listed companies seeking follow-on financing and other financing activities. As for the filings for other listed companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also pointed out that, if compliant with relevant PRC laws and regulations, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, the Q&A did not specify what would qualify as a “compliant VIE structure” and what relevant PRC laws and regulations are required to be complied with. The draft Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Enterprises does not provide for a clear scope of government work secrets or the documents and materials that, if divulged, will jeopardize national security or public interest, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that, if ever required, we would be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

On December 27, 2021, the NDRC and the MOFCOM jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the Special Administrative Measures, if a PRC company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, according the further explanation of the NDRC, the foreign investors of the direct overseas offering and listing company shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the Draft Measures for Internet Data Security, are required for our future offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

We may also be subject to potential liability for any unlawful actions by our users on our products. It may be difficult to determine the type of content or actions that may result in liability to us and, if we are found to be liable, we may be prevented from operating our business in China. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content being made available by an increasing number of users of our platform, which may adversely affect our results of operations. Although we have adopted internal procedures to monitor content and to remove offending content once we become aware of any potential or alleged violation, we may not be able to identify all the content that may violate relevant laws and regulations or third-party intellectual property rights. Even if we manage to identify and remove offensive content, we may still be held liable. For example, in August 2021, a local branch of the MCT ordered to confiscate approximately RMB451,801 as illegal earnings from and imposed a fine of approximately RMB458,882 on Molihong for providing online publication to the public without any internet publication service license and providing online pornography publication to the public on Fengdu Novel. We cannot assure you that our business and operations will be immune from government actions or sanctions in the future. To the extent that PRC regulatory authorities find any content displayed on our platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform in the form of take-down orders or otherwise. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could result in our liability as a platform operator.

Advertisements shown on our platform may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. Advertisements shall not hinder public order, violate social morality or contain illegal contents, including, but not limited to, obscenity, pornography, gambling, superstition, terror and violence contents. Otherwise, the administration of market regulation may (i) order to stop publishing of the advertisement and; (ii) confiscate the advertising fees; (iii) impose a penalty ranging from RMB200,000 to RMB1,000,000; or (iv) in serious cases, cancel the business license and cancel the registration certificate for publishing advertisements. In addition, where a special government review is required for specific types of advertisements prior to internet posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC governmental authorities may force us to terminate our advertising operations.

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

In April 2015, the Standing Committee of the National People’s Congress promulgated the PRC Advertising Law, effective on September 1, 2015, and amended on October 26, 2018 and April 29, 2021. According to the Advertising Law, advertisements shall not have any false or misleading content, or defraud or mislead consumers. Furthermore, an advertisement will be deemed as a “false advertisement” if any of the following situations exist: (i) the advertised product or service does not exist; (ii) there is any inconsistency that has a material impact on the decision to purchase in what is included in the advertisement with the actual circumstances with respect to the product’s performance, function, place of production, usage, quality, specification, ingredient, price, producer, term of validity, sales condition and honors received, among others, or the service’s content, provider, form, quality, price, sales condition, and honors received, among others, or any commitments, among others, made on the product or service; (iii) using fabricated, forged or unverifiable scientific research results, statistical data, investigation results, excerpts, quotations or other information as supporting material; (iv) effect or results of using the good or receiving the service are fabricated; or (v) other circumstances where consumers are defrauded or misled by any false or misleading content.

The laws and regulations of advertising are relatively new and evolving and there is substantial uncertainty as to the interpretation of “false advertisement” by the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce), or the SAMR. If any of the advertisements that we publish is deemed to be a “false advertisement” by the SAMR or its local branch, we could be subject to various penalties, such as discontinuation of publishing the relevant advertisement, imposition of fines and obligations to eliminate any adverse effects incurred by such false advertisement, revocation of our business license and other approvals, rejection of our other advertisement examination application, or even criminal liabilities under circumstances of serious violations. For detailed descriptions, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Advertising Services.” We have received and may continue to receive administrative penalties from local branch of SAMR for illegal or inappropriate content and false advertisements placed on our mobile apps. Any resulting penalties may disrupt our business and materially adversely affect our results of operations and financial conditions.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress in August 2007 and effective in August 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by MOFCOM before they can be completed. In addition, in February 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, in August 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, to implement the Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the National Development and Reform Commission, or NDRC, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the internet information services, online games, online audio-visual program services and related businesses requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review. In addition, on December 19, 2020, the NDRC and the MOFCOM promulgated the Measures for Security Review of Foreign Investment, or the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investment in certain key areas which results in acquiring the actual control of the assets is required to obtain approval from designated governmental authorities in advance.

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

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our public offerings to make loans to our PRC subsidiary and consolidated affiliated entities, or to make additional capital contributions to our PRC subsidiary.

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

Most of these ways are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiary by means of capital contributions, these capital contributions are subject to the requirement of making necessary filings with the MOFCOM and registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to the consolidated affiliated entities, which are PRC domestic company. Further, we are not likely to finance the activities of the consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet information services, online games, online audio-visual program services and related businesses.

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective in June 2015. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective in June 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our public offerings, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC. On October 23, 2019, SAFE issued Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China; provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with PRC laws. Since Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties.

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

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADS.

We conduct our operations in China through (i) our PRC subsidiaries, and (ii) the consolidated affiliated entities with which we have maintained contractual arrangements. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States as early as 2023.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated by regulators outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism and involves uncertainty. The PRC government authorities have strengthened the supervision of cross-border information provision recently. For example, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation, evidence collection and other activities within the PRC territory. Furthermore, pursuant to the draft of Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) issued by the CSRC on April 2, 2022, if any overseas securities regulators and competent overseas authorities requests to investigate, including to collect evidence for investigation purpose, or inspects a PRC domestic company that has been listed or offered securities in an overseas market or securities companies and securities service providers that undertake securities business for such PRC domestic companies, such investigation and inspection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC and competent authorities will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation— Regulations Relating to M&A and Overseas Listing.” While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated and the draft of Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) have not been formally adopted, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

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

Risks Related to Our ADSs

If we do not satisfy the NYSE requirements for continued listing, our ADS could be delisted from NYSE.

The listing of our ADSs on the New York Stock Exchange is contingent on our compliance with the NYSE’s conditions for continued listing.

Pursuant to NYSE Rule 802.01B, a company will be considered to be below compliance if its average global market capitalization over a consecutive 30 trading-day period is less than US$50 million and, at the same time stockholders’ equity is less than US$50 million. We received a letter from the NYSE dated January 5, 2022 and further e-mail communication on the same date, notifying CooTek that (i) it was below compliance standards due to its total market capitalization and stockholders’ equity, (ii) the due date for CooTek to submit a business plan that demonstrates compliance was April 5, 2022, and (iii) the applicable cure period for CooTek to regain compliance would expire on July 5, 2023. On March 16, 2022, we submitted the requisite business plan to the NYSE. On April 14, 2022, NYSE notified us that the business plan was accepted. The NYSE will continue to review our regularly scheduled financial reporting cycle during an 18-month period from January 5, 2022 in order to examine our compliance with the goals and initiatives outlined in the business plan. Failure to maintain these goals will result in our company being subject to NYSE trading suspension at the point the initiative or goal is not met.

Pursuant to NYSE Rule 802.01C, a company will be considered to be below compliance standards if the average closing price of a security as reported on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period. Once notified, the company must bring its share price and average share price back above US$1.00 by six months following receipt of the notification. The company can regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the cure period the company has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the six-month cure period, both a US$1.00 closing share price on the last trading day of the cure period and a US$1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures. In addition, we understand that the NYSE has a policy to suspend trading immediately and commence delisting procedures if the market price of securities falls to US$0.16 or less. We received a letter from the NYSE dated December 6, 2021 notifying CooTek that it was below compliance standards due to the trading price of CooTek’s ADS. With respect to the non-compliance related to our trading price, we plan to change our ADS Ratio from the current ADS Ratio of one ADS to fifty (50) Class A ordinary shares to a new ADS Ratio of one ADS to six hundred and fifty (650) Class A ordinary shares. We anticipate that the change in the ADS Ratio will be effective on or about May 9, 2022, subject to the effectiveness of the post-effective amendment to the ADS Registration Statement on Form F-6 on or before that date.

Failure to implement or achieve the financial and operational goals outlined in our business plan or any of the minimum listing standard, including having an average global market capitalization over a 30-day period of over US$15 million, will result in us being subject to NYSE trading suspension at the point the initiative, goal, or standard is not met. Upon such an occurrence, we may be delisting by the NYSE. We may also be subject to immediate suspension and delisting if the NYSE determines that we have filed or have announced an intent to file for relief under any provisions of any bankruptcy laws. In the event our ADSs are no longer listed for trading on the NYSE, we will have decreased exposure in foreign markets and experience further difficulties in raising capital which could materially affect our operations and financial results, and the liquidity and value of an investment in our ADSs will be materially and adversely affected.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

During the fiscal year ended December 31, 2021, the trading price of our ADSs has ranged from US$0.48 to US$6.81 per ADS. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other mobile internet companies based in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

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

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

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

We may be the subject of unfavorable allegations made by short sellers in the future. Any such allegations may be followed by periods of instability in the market price of our common shares and ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and the value of any investment in our ADSs could be greatly reduced or rendered worthless.

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

As of March 31, 2022, our chairman of the board of directors and chief technology officer, Karl Kan Zhang, beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constituted approximately 5.4% of our total issued and outstanding share capital and 58.6% of the aggregate voting power of our total issued and outstanding share capital as of March 31, 2022, due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

A non-U.S. corporation will be considered a passive foreign investment company, or “PFIC,” for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat the VIEs as being owned by us for United States federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIEs for United States federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIEs for United States federal income tax purposes, we do not believe that we were a PFIC for our taxable year ended December 31, 2021 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets and the value of our assets.

Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or future taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent decline in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information-Taxation-United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations-Passive Foreign Investment Company Rules.”

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (save for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for our shareholders to obtain the information needed to establish any facts necessary for them to motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

ITEM 4.INFORMATION ON THE COMPANY

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

On January 25, 2021, we entered into a Standby Equity Distribution Agreement, with YA II PN, Ltd., for the offer and sale of up to US$20,000,000 of the ADSs, and we will be able to sell up to US$20,000,000 of our ADSs at our request any time during the following 36 months. As of the date of this annual report, we have not sold any ADS to YA II PN, Ltd according to this agreement.

On March 19, 2021, we entered into a securities purchase agreement and a convertible note with YA II PN, Ltd., pursuant to which YA II PN, Ltd. will purchase a convertible promissory note in the principal amount of US$20,000,000 with an annual interest rate of 5%, which may be convertible into our Class A ordinary shares in exchange for our ADSs, due March 19, 2022 (the “March 2021 Note”). Beginning on June 1, 2021 and continuing on the first day of each calendar month thereafter through January 2022, the principal amount plus an 8% redemption premium and plus accrued and unpaid interest will be subject to monthly redemption in the event that the daily VWAP on each of the five consecutive trading days immediately prior to the redemption date does not exceed a price equal to 108% of the fixed conversion price. In September 2021, we entered into a letter agreement with YA II PN, Ltd. to amend the schedule of redemptions, which was subsequently replaced by the one signed on October 29, 2021. On October 29, 2021, we entered into a letter agreement with YA II PN, Ltd. to amend and restate the March 2021 Note so as to, among others, extend the maturity date to August 31, 2022 (the “Rescheduled March 2021 Note”) and reduced the floor price from US$0.75 per ADS to US$0.50 per ADS. On January 10 and February 28, 2022, we entered into two letter agreements, pursuant to which the floor price was reduced to US$0.30 per ADS and US$0.20 per ADS, respectively. As of the date of this annual report, the Rescheduled March 2021 Note has been converted to 27,837,764 ADSs with the weighted average conversion price of US$0.44 per ADS.

On August 16, 2021, we entered into a securities purchase agreement with Mercer Street Global Opportunity Fund LLC, pursuant to which we agreed to issue and sell, and Mercer Street Global Opportunity Fund LLC agreed to subscribe for and purchase, US$1.5 million worth of our Class A ordinary shares represented by the ADSs at a price of US$1.5151 per ADS in a registered direct offering.

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engaged in mobile internet and mobile advertising businesses, our WFOE also entered into a series of contractual arrangements with Shanghai Chubao, Molihong, Qiaohan and Qinglin, and their respective shareholders. We collectively refer to these domestic entities and Shanghai Hanxiang as the VIEs in this annual report. The business of Shanghai Hanxiang was migrated into other entities in our group, and Shanghai Hanxiang has gradually ceased its business operations since 2012. As of the date of this annual report, Shanghai Hanxiang does not have any substantive business operations. For more details and risks related to our variable interest entity structure, please see “Item 3. Risk Factors—D. Risks Related to Our Corporate Structure.” As a result of our direct ownership in our WFOE and the variable interest entity contractual arrangements, we are regarded as the primary beneficiary of the VIEs. We treat them as the consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

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

B.Business Overview

We are a fast-growing mobile internet company with a global vision. Our mission is to empower everyone to enjoy relevant content seamlessly. We have developed and brought to market content-rich mobile applications, focusing on three categories: online literature, mobile games and scenario-based content apps. Sophisticated big data analytics and data-driven user insights are the backbone of our business, enabling us to release appealing products that capture mobile internet users’ ever-evolving content needs and attract targeted users. Our portfolio products of mobile applications serve a global user base comprised of an average of 18.5 million DAUs in December 2021, compared to an average of 27.8 million DAUs in December 2020.

Building upon user insights initially accumulated through TouchPal Smart Input, an intelligent input method for mobile devices, we have formulated a systematic approach to growing a global product portfolio, through which we deliver relevant content, develop content-rich mobile applications and increase our user base. We employ proprietary big data analytical technologies both to process data we gathered through our mobile applications and a large amount of content that we source and organize from the internet. These technologies enable us to obtain in-depth user insights and identify market opportunities.

We have launched over 50 content-rich portfolio products in 2021. Our content-rich mobile applications focus on three categories: online literature, mobile games and scenario-based content apps. Our portfolio products reached 85.8 million MAUs and 27.8 million DAUs on average in December 2020 and 62.6 million MAUs and 18.5 million DAUs on average in December 2021.

We have been rapidly expanding the scale of the product portfolio by leveraging the competitive user base and spending time achieved by our core product in the online literature business: Fengdu Novel. The DAUs of Fengdu Novel reached nearly 4.2 million in December 2021 with approximately 179 minutes of user average daily reading time. With the rapid growth of our online literature products, we have further developed other synergized business segments like mobile games.

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

Our Products

Content-rich Mobile Applications

Following our user-centric and data-driven approach, we have developed and brought to market the following global mobile applications focusing on three categories: online literature, mobile games and scenario-based mobile apps.

Online literature

For our online literature business, we have launched Fengdu Novel in the Chinese market in 2019 and Readict in the overseas market in 2020.

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

We also launched Fengdu Literature Platform to develop our original content ecosystem at the end of 2019. Fengdu Literature Platform has accumulated approximately 5,000 signed authors and 6,600 original contract books as of December 31, 2021, as compared to approximately 2,500 signed authors and 3,100 original contract books as of December 31, 2020.

Fengdu Literature Platform is deemed as diverse in category, covering 14 major categories of male and female preferred content including genres of romance, fantasy, science fiction, history and others. More than 50% of content focus on gender specialized stories in urban context and ancient romance.

In addition, we are actively diversifying our IP business based on the original books from Fengdu Literature Platform. We developed Fengdu Audiobook, a feature incorporated in Fengdu Novel app to meet the evolving needs of readers. Audible books available on the platform increased from 2,233 as of December 31, 2020 to 8,383 as of December 31, 2021.

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

We introduced online community feature for book lovers on Fengdu Novel, which allows readers to make book reviews, chapter reviews and posts. We incentivize users to make comments by rewarding witty and popular review writers with virtual gold coins and VIP membership. The comment that has received most likes will be placed on the top of the section. By allowing users to directly share and express their comments, we believe this feature help improve the retention rate of users and users’ reding time, which will in turn attract more writers to join our community to interact with their fans.

Mobile games

We launched our first self-developed mobile game in the third quarter of 2019, and thereafter introduced a series of self-developed casual games, including dress-up games such as Catwalk Beauty, which reached No.1 in U.S. and other 57 countries and regions on App Store and Google Play game section, and Truth Runner, which topped the U.S. iOS game charts, match-3 games such as Love Fantasy, which ranked No. 2 on the US iOS Games, simulation games such as Farm Hero and Idle Land King Tycoon, puzzle games such as Hi Hamster, and educational games such as Puzzle No. 1 and Idiom Hero.

In addition, we started our game publishing business in the overseas market. We have signed a cooperation agreement with more than 24 third party studios for publishing the products in the overseas market. We developed our game publishing SaaS platform, which is based on our unique data-driven content production model. Our content providers will produce their content on this platform. We provide comprehensive data matrix to help them evaluate their ideas, upgrade content in their games, and optimize monetization and user acquisition.

TouchPal Smart Input

TouchPal Smart Input is an innovative input method for mobile devices. TouchPal Smart Input had an average of 92.9 million DAUs December 2021.

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

Product Distribution

We distribute our products and acquire users primarily through user downloads from digital distribution platforms and social media.

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

Our advertisers are from a broad range of industries, including healthcare, e-commerce, online games, merchant services and business services. Most of our advertisers are represented by third-party advertising exchanges and agencies. Our top two advertising customers, which are advertising exchanges, in aggregate accounted for approximately 53.22% of our total revenues in 2021. We have entered into standard forms of agreements with our major advertising customers. In 2019, 2020 and 2021, we entered into distribution cooperation agreements with Chuan Shan Jia, a leading advertising exchange platform in China who is also our top advertising customer for the cooperation in placing advertisements on our mobile apps for the respective immediately following year. Our business depends on our relationships with these large advertising exchanges and agencies. For more details, see “Item 3. Key Information—D. Risk Factors—We depend on certain third-party advertising exchanges and agencies for a large portion of our mobile advertising revenues.”

We are exploring methods to diversify our monetization. We operated IP content commercialization based on content on our online literature products, such as Fengdu Novel. In 2021, we initiated a novel-to-drama launching mechanism to enhance the influence and profitability of IP works. We use social media and other channels to promote these drama products. As a part of our IP incubation efforts, Fengdu Novel has formed business relationships with third party content suppliers in content creation and adaptation.

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

We dedicate ourselves to building our technology infrastructure to support our business in a cost-effective manner. As of December 31, 2021, we had 3 data centers (IDC), 1,976 physical servers, 250 virtual servers and 5 public cloud sites in 4 countries.

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

As of December 31, 2021, we held 63 patents in China and 39 patents in countries and regions outside of China, covering inventions and designs; we have 16 patent applications currently pending in China; we have submitted 33 international patent applications through the procedures under the Patent Cooperation Treaty, or PCT; and we intend to apply for more patents to protect our core technologies and intellectual properties. As of December 31, 2021, we have registered 267 trademarks with the Trademark Office of the State Administration for Industry and Commerce in China, including our company’s name “CooTek,” CooTek logos, trademarks relating to our products such as TouchPal Smart Input and TouchPal Phonebook; and we are in the process of applying for the registration of 7 other trademarks in China; we have registered 27 trademarks, and are in the process of applying for registration of 1 other trademarks, in countries and regions outside of China. As of December 31, 2021, we are the registered owner of 199 software copyrights in China, each of which we have registered with the State Copyright Bureau of China. As of December 31, 2021, we own the rights to more than 50 domain names that we use in connection with the operation of our business, including our CooTek and TouchPal websites cootek.com, chubao.cn and touchpal.com.

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

User Privacy and Cyber security

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

Protection. We have adopted comprehensive policies, procedures and guidelines to regulate our employees’ actions in relation to user data in order to protect user privacy and cyber security. We also have adopted a strict access control mechanism to ensure implementation of least privilege and need-to-know principles and to protect user privacy while meeting business requirements. For instance, we strictly limit the number and clearance level of personnel who may access user data or those servers that store user data. In addition, we employ a variety of technical solutions to prevent and detect risks and vulnerabilities in user privacy and cyber security, such as encryption, firewall, vulnerability scanning and log audit. For instance, we have built an internal compliance team which has privacy professionals who participate in new product and feature development and are dedicated to the ongoing review and monitoring of cyber security practices and security professionals who monitor internal and external security threats and risks. We store and transmit all user data in encrypted format on separate servers depending on each individual user’s location. We do not share any input data from our users or any user insight data with third parties or allow third parties to access user data stored on our servers, and we also utilize firewalls to protect against potential cyber-attacks or unauthorized access. We periodically audit our systems and procedures to detect information security risks and privacy risks.

Compliance. Various laws and regulations, such as the GDPR in the European Union, California Consumer Privacy Act in the United States and the Cyber Security Law of the PRC, govern the collection, use, retention, sharing, and security of the personal data we receive from and about our users. Privacy groups and government bodies have increasingly scrutinized the ways in which companies link personal identities and data associated with particular users with data collected through the internet, and we expect such scrutiny to continue to increase. We devote substantial amount of resources to the compliance with, and the prevention of any violation of, the laws and regulations relating to user privacy and cyber security. For additional information on our efforts to comply with applicable laws and regulations relating to user privacy and cyber security, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to prevent security breaches, cyber-attacks or other unauthorized access to our systems or our users’ data, we may be exposed to significant consequences, including legal and financial exposure, reputational harm and loss of users, and our reputation, business and operating results may be materially and adversely affected.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Data privacy concerns relating to our products and current practices may, particularly in light of increased regulatory scrutiny of and user expectations regarding the processing, collection, use, storage, dissemination, transfer and disposal of user data, could require changes to our business practices and may result in declines in user growth or engagement, increased costs of operations and threats of lawsuits, enforcement actions and related liabilities, including financial penalties.”

Competition

We face intense competition for users, usage time and advertising customers. Our portfolio products compete with applications of the same or a similar kind. In addition, we compete with all major internet companies for user attention and advertising spending. Fengdu Novel competes with other leading free online literature applications in the Chinese market including Fanqie Novel and Qimao Novel. Our mobile game products such as Farm Hero, Idle Land King Tycoon, Hi Hamster, Puzzle No.1 and Idiom Hero compete primarily with other mobile games developed by companies such as WebEye and Laiwan. TouchPal Smart Input competes primarily with default mobile device input methods, including Apple input for iOS devices, Gboard and Samsung mobile keyboard. Our TouchPal Smart Input also competes with other alternative input method products for mobile devices that offer similar language prediction capabilities and other smart features, such as Microsoft/SwiftKey.

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

Regulation

We are an international company that is incorporated as a Cayman Islands exempted company under the laws of Cayman Islands. Our principal offices are located in China while we have built a large user base in more than 240 countries and regions around the world. As a result of this organizational structure and the scope of our operations, we are subject to a variety of laws in different countries, including those related to personal privacy, data protection, content restrictions, telecommunications, intellectual property, consumer protection, advertising and marketing, labor, foreign exchange, competition and taxation. These laws and regulations are constantly evolving and may be interpreted, implemented or amended in a manner that could harm our business. It also is likely that if our business grows and evolves and our products and services are used more globally, we will become subject to laws and regulations in additional jurisdictions. This section sets forth the summary of material laws and regulations relevant to our business operations.

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

In the U.S., there is no single comprehensive national law governing the collection and use of user data or personal information. Instead, the U.S. has both federal and state laws in parallel and regulations that sometimes overlap and even contradict one another. In addition, there are many guidelines developed by government authorities and industry groups that, although lacking the force of law, are considered “best practices” and are relied upon for setting standards. All states in the U.S. have now passed laws to regulate the actions that a business must take in the event of a data breach, such as prompt disclosure and notification to affected users and regulatory authorities. In addition, some states have enacted statutes and rules requiring businesses to reasonably protect certain types of personal information they hold or to otherwise comply with certain specified cyber security requirements for personal information. At the federal level, the Federal Trade Commission Act, or the FTC Act, is a federal consumer protection law that prohibits unfair or deceptive practices and has been applied to offline and online privacy and cyber security policies. The Federal Trade Commission, or the FTC, empowered by the FTC Act, oversees consumer privacy compliance of most companies doing business in the U.S. and provides various guidelines regarding privacy and security practices for different industries. The FTC has brought many enforcement actions against companies for failing to comply with their own privacy policies and for the unauthorized disclosure of personal data. The U.S. federal and state legislatures will likely continue to consider the need for greater regulation aimed at restricting certain targeted advertising practices.

In the EU, the GDPR, which came into effect on May 25, 2018, increased our burden of regulatory compliance and requires us to change certain of our privacy and cyber security practices in order to achieve compliance. The GDPR applies to any company established in the EU as well as any company outside the EU that processes personal data in connection with the offering of goods or services to individuals in the EU or the monitoring of their behavior. The GDPR implements more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The GDPR further provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes to our operating model. Under the GDPR, fines of up to 20 million euros or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for non-compliance, which significantly increases our potential financial exposure for non-compliance. However, in the absence of precedence and guidance from EU regulators, the application of GDPR to the provision of internet services remains unsettled. Moreover, the implementation of the GDPR may require substantial amendments to our procedures and policies, and these changes could impact our business by increasing its operational and compliance costs. The Company has adopted policies and procedures in compliance with the GDPR, however, such policies and procedures may need to be updated when additional information concerning the best practices is made available through guidance from regulators or published enforcement decisions.

In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The Network Information Protection Decision provides that electronic information that identifies a citizen or involves privacy of any citizen is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. According to the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which was promulgated by MIIT and became effective in September 2013, telecommunication business operators and ICP operators are responsible for the security of the personal information of users they collect or use in the course of their provision of services. Without obtaining the consent from the users, telecommunication business operators and ICP operators may not collect or use the users’ personal information. The personal information collected or used in the course of provision of services by the telecommunication business operators or ICP operators must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or illegally provided to others. The ICP operators are required to take certain measures to prevent any divulgence of, damage to, tampering with or loss of users’ personal information. In accordance with the Cyber Security Law, network operators are required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner. If any user knows that a network operator illegally collects and uses his or her personal information in violation of laws, regulations or any agreement with the user, or the collected and stored personal information is inaccurate or wrong, the user has the right to request the network operator to delete or correct the relevant collected personal information.

The relevant telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of the relevant websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on internet privacy. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November 2015, the standards of crime of infringing citizens’ personal information were amended accordingly and the criminal culpability of unlawful collection, transaction, and provision of personal information has been reinforced. In addition, any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (x) sells or provides personal information to others unlawfully, or (y) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, effective in June 2017, have clarified certain standards for the conviction and sentencing in relation to personal information infringement. The PRC government has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. The Civil Code further provides in a stand-alone chapter of right of personality and reiterate that the personal information of a natural person shall be protected by the law. Any organization or individual shall legitimately obtain such personal information of others in due course on a need-to-know basis and ensure the safety and privacy of such information, and refrain from excessively handling or using such information.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information”, “failure to expressly state the purpose, manner and scope of collecting and using personal information”, “collection and use of personal information without consent of users of such App”, “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity”, “provision of personal information to others without users’ consent”, “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting”. Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

On August 22, 2019, the CAC promulgated the Children Information Protection Provisions, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, the Internet service operator should inform the child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, internet service operators should take measures like encryption when storing children’s personal information.

On March 12, 2021, the CAC and three other authorities jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications. The Rules specifies the scope of necessary personal information to be collected each for a variety of common mobile internet applications, such as maps and navigation apps, online ride-hailing apps, instant messaging apps, online community apps. Operators of such apps shall not refuse to provide basic services to users on the ground of users’ refusal to provide their personal non-essential information.

On April 26, 2021, the MIIT issued the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications (Draft for Comment). The draft of the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications sets forth two principles of collection and utilization of personal information, namely “explicit consent” and “minimum necessity.”

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

The Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security and became effective in March 2006, require all ICP operators to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. The Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, which was promulgated by the PRC National People’s Congress in December 2012, states that ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep relevant records, and report to relevant government authorities.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets during online information distribution. Specifically, internet companies in the PRC with bulletin boards, chat rooms or similar services must apply for specific approval prior to operating such services.

On August 20, 2021, the Standing Committee of the National Peoples’ Congress promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection.

For the further purposes of regulating data processing activities, safeguarding cyber security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for cyber security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for cyber security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. We may be required to make further adjustments to our business practices to comply with this law, as well as any adjustments that may be required by the Personal Information Protection Law.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provides for improving relevant laws and regulations on cyber security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On December 28, 2021, the Cyberspace Administration of China issued the Measures for Cyber Security Review. The scope of review under the Measures for Cyber Security Review extends to critical information infrastructure operators that intend to purchase internet products and services and internet platform operators engaging in data processing activities, which affect or may affect national security. According to the Measures for Cyber Security Review, internet platform operators who possess personal information of over a million users shall apply to the Cyber Security Review Office for cyber security reviews before listing in a foreign country. If the relevant authorities consider that certain network products and services, data processing activities and listings in foreign countries affect or may affect national security, the authorities may initiate a cyber security review even if the operators do not have an obligation to report for a cyber security review under such circumstances. The Measures for Cyber Security Review also elaborated the factors to be considered when assessing the national security risks of the relevant activities, including among others, risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country and risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments after a foreign listing.

On November 14, 2021, the CAC released a discussion draft of the Administrative Measures for Internet Data Security, or the Draft Measures for Internet Data Security, and will accept public comments until December 13, 2021. The Draft Measures for Internet Data Security provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Measures for Internet Data Security, data processors shall apply for a cyber security review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual cyber security assessment. The Draft Measures for Internet Data Security remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States. We cannot predict the impact of the Draft Measures for Internet Data Security, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the Draft Measures for Internet Data Security mandate clearance of cyber security review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange, we face uncertainties as to whether such clearance can be timely obtained, or at all. If a final version of the Draft Measures for Internet Data Security is adopted, we may be subject to review when conducting data processing activities and annual cyber security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on cyber security would have a material adverse impact on our business.

On July 30, 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure, or the Regulations. Pursuant to the Regulations, critical information infrastructure shall mean the important network facilities or information systems of key industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. The Regulations provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The Regulations also require that critical information infrastructure operators shall establish a cyber security protection system and accountability system, and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, relevant administration departments of each important industry and sector shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector.

On July 12, 2021, the MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products, or the Provisions. The Provisions state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offences shall not provide technical support, advertising, payment settlement and other assistance to the relevant offenders. According to the Provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. The Provisions also bans provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope as necessary to achieve the processing purpose and avoid the excessive collection of personal information. Personal information processors shall adopt necessary measures to safeguard the security of the personal information they handle. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

On October 29, 2021, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer (Draft for Comment). According to these measures, in addition to the self-risk assessment requirement for provision of any data outside China, a data processor shall apply to the competent cyberspace department for cyber security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of personal information and important data collected and generated by an operator of critical information infrastructure; (ii) outbound transfer of important data; (iii) outbound transfer of personal data by a data processor which has processed more than one million users’ personal data; (iv) outbound transfer of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively; (v) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC.

On November 14, 2021, the CAC published a discussion draft of the Administrative Measures for Internet Data Security, or the Draft Measures for Internet Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. The Draft Measures for Internet Data Security also provided that operators of large Internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the Draft Measures for Internet Data Security requires data processors processing over one million users’ personal information to comply with the regulations on important data processors, including, among others, appointing a person in charge of data security and establishing a data security management organization, filing with the competent authority within fifteen working days after identifying its important data, formulating data security training plans and organizing data security education and training for all staff every year, and that the education and training time of data security related technical and management personnel shall not be less than 20 hours per year. The Draft Measures for Internet Data Security also stated that data processors processing important data or going public overseas shall conduct an annual data security assessment by themselves or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 of each year. Further, the Draft Measures for Internet Data Security required internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have a significant impacts on users’ rights and interests. Further, platform rules and privacy policies formulated by operators of large Internet platforms with more than 100 million daily active users, or amendments to such rules or policies by operators of large Internet platforms with more than 100 million daily active users that may have significant impacts on users’ rights and interests shall be evaluated by a third-party organization designated by the CAC and reported to local branch of the CAC for approval. The CAC solicited comments on this draft, but there is no timetable as to when it will be enacted.

On October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarifies the meaning of Internet service provider and the severe situations of the relevant crimes.

Regulations Relating to Foreign Investment

Negative List and Encouraged Industry Guidelines Related to Foreign Investment. Investment activities in China by foreign investors are principally governed by the Special Administrative Measures (Negative List) for Access to Foreign Investment (2021 Revision), or 2021 Negative List, which was promulgated by the Ministry of Commerce of the PRC, or MOFCOM, and the National Development and Reform Commission, or NDRC, as amended from time to time, and the Catalogue of Encouraged Industries for Foreign Investment (2021 Revision), or Encouraged Industry Catalogue, issued by MOFCOM and NDRC.

If foreign investment falls into industries specified in the 2021 Negative List, special administrative measures shall apply, such as the percentage of foreign invested equity interests and background and quality of senior management. According to the 2021 Negative List, the proportion of foreign investments in entities engaged in value- added telecommunications business shall not exceed 50%, except for e-commerce, domestic multi-party communication, store-and-forward service, and call centers service. The online transmission of audio-visual programs business, online publishing services and online cultural business (except for music) remain as prohibited industries for foreign investment.

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

In view of these restrictions on foreign direct investment in the value-added telecommunications sector, we established domestic VIEs to engage in value-added telecommunications services.

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

Due to a lack of interpretative materials from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a telecommunications business or an online games business. In order to comply with PRC regulatory requirements, we operate a portion of our business through the VIEs, with which we have contractual relationships but in which we do not have an actual ownership interest. If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in the PRC internet sector, we could be subject to severe penalties.

Regulations Relating to Telecommunications Services

In 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations, most recently amended in February 2016, which set out the general framework for regulating telecommunication services by PRC companies. The Telecom Regulations differ “basic telecommunications services” from “value-added telecommunications services.” The Catalogue of Telecommunications Business, most recently updated in June 2019, categorizes information services, internet data centers and internet access as value-added telecommunications services.

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

We currently hold eight Value-added Telecommunications Services Operating Licenses.

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

We currently hold eight Online Culture Operating Permits.

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

On October 17, 2020, the SCNPC issued the Law of the PRC on the Protection of Minors (2020 Revision), which took effect on June 1, 2021. The Law of the PRC on the Protection of Minors (2020 Revision) added a new section entitled “Internet Protections,” which stipulates a series of provisions to further protect minors’ interests on the internet, including, among others, (i) online product and service providers are prohibited from providing minors with products and services that would induce minors to indulge; (ii) online service providers for services, such as online games, live streaming, audio-visual, and social networking, are required to establish special management systems of user duration, access authority and consumption for minors; (iii) online games service providers must request minors to register and log into online games with their valid identity information; (iv) online games service providers shall categorize games according to relevant rules and standards, notify users about the appropriate ages for the players of the games, and take technical measures to keep minors from accessing inappropriate online games functions, and (v) online games service providers may not provide online games services to minors from 10:00 P.M. to 8:00 A.M. the next day.

In addition, pursuant to the Notice of on Further Strengthening Regulation to Effectively Prevent Online Gaming Additions among Minors, which became effective on September 1, 2021, the NPPA limit online gaming time for minors to an hour per day from 8 p.m. to 9 p.m. on Friday, Saturday, Sunday and legal holidays in the PRC starting from September 1, 2021 and all online games are required to be connected to the online game anti-fatigue compliance system and a real-name registration system of the NPPA.

Regulations Relating to Online Advertising Services

The PRC Congress amended the Advertising Law effective in April 2021. The amended Advertising Law stipulates the potential legal liability of providers of advertising services, and includes provisions intended to strengthen identification of false advertising and the power of regulatory authorities. In July 2016, the SAIC issued the Interim Measures of the Administration of Online Advertising, or the SAIC Interim Measures. The Advertising Law and the SAIC Interim Measures both provide that advertisements posted or published through the internet shall not affect users’ normal usage of network, and advertisements published in the form of pop-up windows on the internet must display an outstanding “close” sign with a button to close the pop-up windows. The SAIC Interim Measures provide that all online advertisements must be marked as “Advertisement” so that viewers can easily identify them as such. The Advertising Law and SAIC Interim Measures will require us to conduct more stringent examination and monitoring of our advertisers and the content of their advertisements.

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

Patent Law

Under the Patent Law promulgated by PRC Congress in 1984 and most recently amended in 2020, and its implementation regulations issued in 2010, the State Intellectual Property Office is responsible for administering patents in the PRC. The Chinese patent system adopts a “first to file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet all three conditions: novelty, inventiveness and practical applicability. A patent is valid for 20 years in the case of an invention and 10 years in the case of utility models and designs. A third-party user must obtain consent or proper license from the patent owner to use the patent. Otherwise, third-party use constitutes an infringement of patent rights. As of December 31, 2020, we had 59 patents in China.

Trademark Law

Under the Trademark Law promulgated by PRC Congress in 1982 and most recently amended in 2019, and its implementation regulations issued in 2002 and amended in April 2014, the Trademark Office of the Administration for Industry and Commerce is responsible for the registration and administration of trademarks. The Administration for Industry and Commerce under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. As with patents, China has adopted a “first-to-file” principle for trademark registration. If two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced. For applications filed on the same day, the trademark that was first used will receive preliminary approval and will be publicly announced. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. As of December 31, 2021, we had 267 trademarks in China.

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

As of December 31, 2021, we had registered more than 50 domain names, including “cootek.com,” “chubao.cn” and “touchpal.com.”

Internet Infringement

Under the PRC Civil Code promulgated by PRC Congress and became effective on January 1, 2021, an internet user or an internet service provider that infringes upon the civil rights or interests of others through using the internet assumes tort liability. If an internet user infringes upon the civil rights or interests of another through internet, the victim has the right to notify and request the facilitating internet service provider to take necessary measures including deletion, blocking or disconnection of any relevant internet link. If, the internet service provider fails to take necessary measures upon notification in a timely manner to stop the infringement, such internet service provider shall be jointly and severally liable for any additional harm caused by its failure to act. According to the PRC Civil Code, civil rights and interests include the personal rights and rights of property, such as the right to life, right to health, right to name, right to reputation, right to honor, right of portraiture, right of privacy, right of marital autonomy, right of guardianship, right to ownership, right to usufruct, right to security interests, copyright, patent right, exclusive right to use trademarks, right to discovery, right to equity interests and right of heritage, among others.

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

Regulations Relating to M&A and Overseas Listing

In 2006, six PRC regulatory agencies, including the MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation, or the SAT, the SAIC, the China Securities Regulatory Commission, or the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, amended in 2009. The M&A Rules require an offshore special purpose vehicle, formed for purposes of the overseas listing of equity interests in PRC companies through acquisitions of PRC domestic companies and controlled directly or indirectly by PRC companies or individuals, to obtain the approval of the CSRC prior to any listing or trading of such special purpose vehicle’s securities on any overseas stock exchange. In 2006, the CSRC published on its official Website procedures for obtaining its approval of overseas listings by special purpose vehicles, which requires the filing of a number of documents with the CSRC. The application of this PRC regulation remains unclear, with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirements.

The M&A Rules also establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise.

In February 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises with “national security” concerns. In August 2011, the MOFCOM promulgated the Rules on Implementation of Security Review System, or the MOFCOM Security Review Rules, to replace the Interim Provisions of the Ministry of Commerce on Matters Relating to the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the MOFCOM in March 2011. The MOFCOM Security Review Rules, which came into effect on September 1, 2011, provide that the MOFCOM will look into the substance and actual impact of a transaction and prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. In addition, on December 19, 2020, the NDRC and the MOFCOM promulgated the Measures for Security Review of Foreign Investment, or the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investment in certain key areas which results in acquiring the actual control of the assets is required to obtain approval from designated governmental authorities in advance.

Based on our understanding of the current PRC laws and regulations, as of the date of this annual report, we believe that we will not be required to submit an application to the CSRC for the approval of the listing and trading of the ADSs on the NYSE. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 27, 2021, the NDRC and the MOC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a PRC domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, according the further explanation of the NDRC, the foreign investors of the direct overseas offering and listing company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.

On December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. According to the Draft Provisions and the Draft Administration Measures, the overseas offering and listing by a PRC domestic company, whether directly or indirectly, an initial or follow-on offering, shall be required to complete filing procedure with and report to the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a PRC domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. It is unclear whether either or both of the above criteria need to be satisfied. The main purpose of these regulations is to establish a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. According to the Draft Administration Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (iv) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (vi) other circumstances as prescribed by the State Council.

According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC (i) with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to its follow-on offering within three business days after completion of the follow-on offering, (iii) with respect to its follow-on offering for purpose of acquiring specific assets, within three business days after the first public announcement of the transaction, and (iv) with respect to listing by means of reverse takeover, share swap, acquisition and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. The CSRC also requires the PRC domestic companies to submit regulatory opinions, assessment opinions or approvals issued by relevant authorities as filing materials. The Draft Provisions and the Draft Administration Measures also require subsequent report to the CSRC on material events, such as material change in principal business and change of control. Non-compliance with the Draft Administration Measures or an overseas listing completed in breach of Draft Administration Measures may result in a warning on the relevant domestic companies or a fine of RMB1 million to RMB10 million on them. If the circumstances are serious, they may be ordered to suspend their business or suspend their business pending rectification, or their permits or businesses license may be revoked. Furthermore, the controlling shareholder, actual controllers, directors, supervisors, and other legally appointed persons of the domestic enterprises may be warned, or fined between RMB500,000 to RMB5,000,000 either individually or collectively. However, these regulations are unclear on whether companies that have been already listed overseas need to complete the CSRC filing.

On April 2, 2022, the CSRC issued the draft of Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) for public comments. A PRC domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant entities or individuals including securities companies, securities service providers, and overseas regulators, documents and materials that contain state secrets or government work secrets, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Archives, including working papers, that have been produced in the Chinese mainland by securities companies and securities service providers for overseas securities offering and listing by PRC domestic companies shall be retained in the Chinese mainland, and, without prior approval by competent authorities, must not be brought, mailed or otherwise transferred to outside the Chinese mainland, or transmitted to any institutions or individuals outside the Chinese mainland through any methods including via the use of information technologies. Overseas securities regulators and competent overseas authorities may request to investigate, including to collect evidence for investigation purpose, or inspect a PRC domestic company that has been listed or offered securities in an overseas market or securities companies and securities service providers that undertake securities business for such PRC domestic companies. Such investigation and inspection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC and competent authorities of the Chinese government will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. Before cooperating with the investigation and inspection by, or providing documents and materials to overseas securities regulators or other competent overseas authorities, such PRC domestic companies, securities companies and securities service providers shall report to the CSRC or other competent authorities. As of the date of this document, this draft has not been formally adopted and the final version and effective date of such measures are subject to change with substantial uncertainty.

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

C.Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and other entities that are material to our business, as of the date of this annual report:

(1)	Karl Kan Zhang, Susan Qiaoling Li, Michael Jialiang Wang, Jim Jian Wang and Haiyan Zhu are the beneficial owners of CooTek (Cayman) Inc., and each holds 25.0%, 21.94%, 21.94%, 13.12% and 18.0% of the equity interests in Shanghai Chubao, respectively. Karl Kan Zhang and Susan Qiaoling Li are our co-founders, directors and executive officers. Michael Jialiang Wang is our consultant and one of our directors. Jim Jian Wang is one of our directors. Haiyan Zhu is one of our early investors.
(2)	Two of our employees holds 100% of the equity interests in Molihong, one holds 99% and the other holds 1%.
(3)	Each of Michael Jialiang Wang and Jim Jian Wang holds 50% of the equity interests in Qiaohan.
(4)	Two of our employees each hold 50% of the equity interests in Qinglin.

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

In the opinion of JunHe LLP, our PRC legal counsel:

●	the ownership structure of the WFOE and the VIEs is not in violation of PRC laws or regulations currently in effect; and
●	the contractual arrangements among the WFOE, the VIEs and their respective shareholders governed by PRC law are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect.

However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and there can be no assurance that the PRC regulatory authorities will ultimately take a view that is consistent with the opinion stated above. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our mobile internet business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “Item 3. Key Information—D. Risk Factors-Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

D.Property and Equipment

Our headquarters are located in Shanghai, China, where we currently lease and occupy approximately 5,000 square meters of office space. As of December 31, 2021, we also lease offices in Beijing, Guangzhou, Shenzhen and other cities, with an aggregate area of approximately 1,130 square meters of office space. We also have research and development personnel at our office in Silicon Valley, the United States, with an area of approximately 460 square meters.

Below is a summary of the term of each of our current leases and we plan to renew most of them when they expire:

Leased properties	Term	Area (square meters)
Shanghai	1, 2 and 3 years	5,243
Beijing	1 and 2 years	479
Guangzhou	1.5 years	448
Shenzhen	1 year	195
Silicon Valley	2 years and 1 month	459
Taiwan	1 year and 5 months	8 Workstations
Total		6,824

ITEM 4B.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

We generate revenues primarily from mobile advertising. In July 2019, some of our global apps were disabled by Google from the Google Play Store and Google Admob, and we were able to bounce back during the second half of 2019, through our diversified content-rich mobile applications and additional distribution channels. In 2020, we continue to develop our content-rich product portfolio, and to build a global pan-entertainment content ecosystem which focus on online literature, scenario-based content apps and mobile games. In 2021, we implemented a balanced development approach between growth and profitability by continuous restructuring of portfolio products. Our net revenues grew rapidly by 148% from US$177.9 million in 2019 to US$441.5 million in 2020, but decreased by 38% to US$272.1 million in 2021, due to the restructuring of portfolio products in the Chinese mobile games and scenario-based apps categories. We recorded gross profit of US$162.6 million, US$417.4 million and US$239.3 million in 2019, 2020 and 2021, reflecting an improvement of gross profit margin from 91.4% in 2019 to 94.5% in 2020, but decreased to 87.9% in 2021. Of our total advertising revenue, our portfolio products contributed approximately 85% in 2019, 99% in 2020 and 99% in 2021, respectively. We recorded net loss of US$36.8 million, US$47.4 million and US$13.9 million in 2019, 2020 and 2021.

Key Factors Affecting Our Results of Operations

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by company specific factors, including the following major factors:

Our ability to increase our user base

Our business depends on our ability to grow our global user base. As our revenues are primarily derived from our advertising services, the number of users and the frequency with which they use our products and services directly affect the number of advertisements we are able to show and the value of those advertisements. Since our inception, we have experienced rapid growth of the user base of our portfolio products. However, the user base of our portfolio products in December 2021 recorded an average of 18.5 million DAUs, with a decrease of 33% from 27.8 million in December 2020.

The following table sets forth the average DAUs, MAUs, and DAU/MAU ratios of our global products for each of the months indicated:

	For the Months Ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2020	2020	2020	2020	2021	2021	2021	2021

	(in millions, except for the percentages)
Portfolio products (including online literature)
DAUs	25.2	23.9	27.7	27.8	20.3	23.5	18.7	18.5
MAUs	89.2	83.5	94.8	85.8	58.6	70.0	57.2	62.6
DAU/MAU ratio(1)	28.3%	28.6%	29.2%	32.4%	34.6%	33.6%	32.7%	29.6%
Online literature
DAUs	7.3	8.1	10.0	10.2	7.5	6.7	5.0	4.2
MAUs	29.1	28.4	29.5	29.5	20.1	18.1	13.5	12.3
DAU/MAU ratio(1)	25.1%	27.8%	28.5%	33.9%	37.3%	37.0%	37.0%	34.1%

(1)	DAU/MAU ratio refers to, for any period, the ratio calculated by dividing (i) the average DAUs of certain product(s) in the given month, by (ii) the MAU of such product (s) in the given month. The average DAUs and MAUs used in calculating the DAU/MAU ratio are rounded to the nearest hundred thousand.

The MAUs of our portfolio products decreased from 85.8 million in December 2020 to 62.6 million in December 2021. Despite Google’s decision in July 2019 to disable some of our global apps from the Google Play Store and Google Admob, we managed to find alternative digital distribution platforms and user acquisition channels to keep growing our user base. For example, we used Tencent YingYongBao App Store to distribute our mobile applications and we increased the portion of user acquisition through advertising on third-party platforms in China, such as Douyin and Kuaishou. In 2021, we implemented a balanced development approach between growth and profitability by continuous transition of the strategy in relation to the acquisition of new users and the retention of existing users, our DAUs and MAUs of our portfolio products both decreased from December 2020 to December 2021.

In 2021, the DAUs of our portfolio products increased from 20.3 million in March 2021 to 23.5 million in June, and decreased to 18.7 million in September and slightly decreased to 18.5 million in December 2021.

We regained our user growth momentum due to a range of factors, including our improved relevance of the content we deliver with our technology, continuous innovation of and improvements in user experience with our products and services and effective user acquisition through online distribution platforms and third-party platforms, all of which are guided and driven by our in-depth user insights. The decrease in our user base in the second half year of 2021 is mainly due to optimizing the resource allocation in accordance with the balanced development strategy. Although we expect our user base to grow, our actual results may be materially different from our expectations due to certain factors inherent in our business and industry. See “Item 3. Key Information—D. Risk Factors-Risks Related to Our Business—If we fail to maintain or expand our user base, our business, financial condition and operating results may be materially and adversely affected.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have significant international operations and plan to continue expanding our operations globally. We may face challenges and business risks presented by our global operations, which may have a material and adverse impact on our business and operating results.”

As a long-term strategy, we plan to continuously offer innovative and diversified products and services to meet the interests and demands of our targeted mobile internet users and to further improve our users’ experience with our products to achieve a sustained high level of user satisfaction, which we believe is the most cost-effective way to attract, engage and retain our users.

Effectiveness of monetization.

We monetize our user base primarily through mobile advertising. Our advertising revenue increased by 150.5% from US$175.0 million in 2019 to US$438.4 million in 2020, and decrease by 39.0% to US$267.3 million in 2021. It is estimated that, of the total advertising revenue, our portfolio products contributed approximately 85% in 2019, 99% in 2020 and 99% in 2021. In addition, online literature, scenario-based content apps and mobile games contributed approximately 39.1%, 7.7% and 52.3% of our total advertising revenue in 2021, respectively.

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

Our ability to attract and retain advertising customers

We source our advertisers primarily through our network of advertising exchanges and agencies, and to a lesser extent, direct contractual arrangements with individual advertisers. Our revenues and results of operations depend largely on our ability to engage, directly or indirectly, more advertisers with our advertising services. We generate advertising revenue primarily from performance-based advertisements and we also offer brand advertising arrangements. In July 2019, some of our global apps were disabled by Google from the Google Play Store and Google Admob, and our access to Google Play Store and Google Admob was disabled too. Our business and financial results was adversely affected as a result in the second and third quarter of 2019. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have been and may continue to be subject to notices or complaints alleging, among other things, our infringement of copyrights and delivery of illegal or inappropriate content through our products, which could lead to suspension or removal of such products from digital distribution platforms, a decrease of our user base, and a significantly adverse impact on our financial results and our reputation.” We launched our in-house developed advertising platform, CooTek Ads, afterwards to reduce our dependency on third-party advertising exchanges and to provide high-quality and tailored advertising services. The revenue derived from CooTek Ads have accounted for approximately 14% of our total revenue in 2021. In 2021, our top two advertising customers, which are advertising exchanges, contributed 53.22% of our total revenues. Our business may be materially and adversely affected if our cooperation with these two advertising customers is impaired or terminated. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We depend on certain third-party advertising exchanges and agencies for a large portion of our mobile advertising revenues.” We plan to further strengthen our network of advertising exchanges and agencies to serve a larger number of advertisers. We also plan to further expand and diversify our advertiser base and to maximize the value of our services to the advertisers by improving our targeting capability, increasing our user base, developing CooTek Ads while maintaining quality business relationship with third-party advertising exchanges.

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

Effective investment in technology and talent

To maintain our advanced technological capabilities and in order to be able to keep up with any future technological developments, we have continued to make significant investments in enhancing our technology infrastructure and in acquiring and retaining talent with technological expertise. Our investment in technology and talent has effectively met our needs for technology upgrades and increases in product development capacity along with the rapid growth of our business. As of December 31, 2021, we had 385 full-time employees, of which 228 were software engineers and product designers. Our research and development expenses increased by 10.2% from US$26.9 million in 2019 to US$29.7 million in 2020, and further increased by 16.1% to US$34.4 million in 2021. In the foreseeable future, we expect to continuously increase our investment in our research and development team and our big data analytics and precise targeted advertising capabilities.

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

Impact of COVID-19 on Our Operations and Financial Performance

A substantial majority of our revenues and workforce are concentrated in China. To contain the spread of COVID-19, the Chinese government has taken certain emergency measures, including extension of the Lunar New Year holidays, implementation of travel bans and lock-downs, blockade of certain roads and closure of factories and businesses, and encouragement of remote working arrangements and cancellation of public activities. Recently, there has been a recurrence of COVID-19 outbreaks in certain provinces of China, including Shanghai, due to the Delta and Omicron variants. As a result, the Chinese government has implemented similar emergency measures to contain further spread of COVID-19.

In 2022, the COVID-19 pandemic may, among other things, (i) reduce or curtail our customers’ advertising expenditures and overall demand for our services, (ii) increase the volatility of our customers’ advertising expenditure patterns from period-to-period, (iii) delay or cancel our customers’ advertising campaigns, and (iv) increase the volatility of the size and engagement of our active user base, all of which could have a material adverse effect on our business, financial condition and results of operations.

Throughout the COVID-19 pandemic, we have prioritized the health and safety of our employees by (i) adopting remote working arrangements for our employees in affected regions, (ii) upgrading our telecommuting system, (iii) monitoring our employees’ health, and (iv) optimizing our technology system to support potential growth in user traffic. However, the remote working arrangement could reduce the capacity and efficiency of our operations and negatively impact the normal business operations.

We continue to monitor the evolving situation and guidance from government and public health authorities and may take additional actions based on their recommendations. There remains uncertainty around the severity and duration of the COVID-19 pandemic and the measures taken, or may be taken, in response to the COVID-19 pandemic, which will depend on numerous factors, including, among others, the emergence of new cases of COVID-19 and its variants, hospitalization and mortality rates, and the availability and distribution of safe and effective treatments and vaccines. Accordingly, we cannot reasonably estimate the full impact of the COVID-19 pandemic on our business, financial condition and results of operations at this time, which may be material. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics, including the COVID-19 pandemic, and other outbreaks, which could significantly disrupt our business operations.”

As of December 31, 2021, we had US$18.4 million in cash, cash equivalents, and restricted cash. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and short-term floating rate financial instruments which can be freely withdrawn or used and have original maturities of three months or less when purchased. We believe this level of liquidity is sufficient to navigate an extended period of uncertainty.

Key Components of Results of Operations

Net Revenues. The following table sets forth the components of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented:

	For the Years Ended December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%
Net Revenues:
Advertising revenue	175,040,033	98.4	438,384,470	99.3	267,266,716	98.2
Other revenue	2,843,072	1.6	3,120,761	0.7	4,879,105	1.8
Total net revenues	177,883,105	100.0	441,505,231	100.0	272,145,821	100.0

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

Revenue from our advertising services accounted for 98.4%, 99.3% and 98.2% of our total net revenues in 2019, 2020 and 2021, respectively. We estimate that, of our total advertising revenue, our portfolio products contributed approximately 85% in 2019, 99% in 2020 and 99% in 2021. In addition, online literature, scenario-based content apps and mobile games contributed approximately 39.1%, 7.7% and 52.3% of our total advertising revenue in 2021, respectively. From time to time, we provide sales rebates to certain advertising agencies to incentivize their referral of more brand advertising arrangements to us. Our advertising revenue is presented net of sales rebates to these advertising agencies.

We expect our advertising revenue to increase in the foreseeable future as we continue to expand our global user base, improve the effectiveness of our targeted advertising services, and attract more advertising customers.

Other Revenue

We generate other revenue from (i) VIP user subscription fee; (ii) licensing of our TouchPal Smart Input to certain device manufacturers for pre-installation; and (iii) licensing of online literature works. Revenue from both services in aggregate increased by US$0.7 million from 2018 to 2019. We ceased to generate revenue from the sales of virtual items in a live social video community on TouchPal Phonebook in 2019. As a result, our other revenue stayed stable at US$2.8 million in 2019. Revenue from both services in aggregate increased by US$1.8 million from US$3.1 million in 2020 to US$4.9 million in 2021.

Cost of revenues

The following table sets forth our cost of revenues and gross profit, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	For the Years Ended December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%
Cost of revenues	15,300,854	8.6	24,128,462	5.5	32,825,888	12.1
Gross profit	162,582,251	91.4	417,376,769	94.5	239,319,933	87.9

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

	For the Years Ended December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%
Operating expenses:
Sales and marketing expenses	157,027,956	88.3	418,261,754	94.7	200,235,468	73.6
Research and development expenses	26,935,497	15.1	29,669,615	6.7	34,433,316	12.7
General and administrative expenses	16,256,192	9.1	15,017,499	3.4	17,815,839	6.5
Other operating (income) loss, net	(872,269)	(0.5)	2,274,507	0.5	(4,453,462)	(1.6)
Total operating expenses	199,347,376	112.1	465,223,375	105.4	248,031,161	91.1

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of advertising and promotion expenses, expenses incurred for the user incentive programs, salaries and benefits of sales and marketing personnel and fees paid to mobile device manufacturers to pre-install our smart input products. Our user acquisition costs represent expenses for acquiring new users of our products, including expenses on targeted campaigns to acquire users. We expect our sales and marketing expenses to stabilize and optimize in the foreseeable future as we continue to acquire new users and enlarge our user base but also to improve the efficiency of our user retention and management.

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

Other Operating (Income) Loss, net

Other operating income primarily consisted of government subsidies and other operating loss primarily consisted of provision and reversal of contingent losses for an investigation of certain alleged illegal acts of our customers, intellectual property infringement lawsuit and compensation payments to victims of alleged misconducts of certain third-party advertisers perpetrated on our platform.

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

	For the Years Ended December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%
Net revenues:
Advertising revenue	175,040,033	98.4	438,384,470	99.3	267,266,716	98.2
Other revenue	2,843,072	1.6	3,120,761	0.7	4,879,105	1.8
Total net revenues	177,883,105	100.0	441,505,231	100.0	272,145,821	100.0
Cost of revenues(1)	(15,300,854)	(8.6)	(24,128,462)	(5.5)	(32,825,888)	(12.1)
Gross profit	162,582,251	91.4	417,376,769	94.5	239,319,933	87.9
Operating expenses:
Sales and marketing expenses(1)	(157,027,956)	(88.3)	(418,261,754)	(94.7)	(200,235,468)	(73.6)
Research and development expenses(1)	(26,935,497)	(15.1)	(29,669,615)	(6.7)	(34,433,316)	(12.7)
General and administrative expenses(1)	(16,256,192)	(9.1)	(15,017,499)	(3.4)	(17,815,839)	(6.5)
Other operating income (loss), net	872,269	0.5	(2,274,507)	(0.5)	4,453,462	1.6
Total operating expenses	(199,347,376)	(112.1)	(465,223,375)	(105.4)	(248,031,161)	(91.1)
Loss from operations	(36,765,125)	(20.7)	(47,846,606)	(10.8)	(8,711,228)	(3.2)
Interest income (expenses), net	763,497	0.4	395,629	0.1	(5,689,947)	(2.1)
Impairment loss of investment	(500,032)	(0.3)	—	—	(248,140)	(0.1)
Foreign exchange (losses) gains, net	(342,687)	(0.2)	91,335	0.0	(219,642)	(0.1)
Fair value change of derivatives	—	—	—	—	1,108,648	0.4
Loss before income taxes	(36,844,347)	(20.7)	(47,359,642)	(10.7)	(13,760,309)	(5.1)
Income tax expenses	(1,714)	(0.0)	(7,087)	(0.0)	(51,970)	(0.0)
Share of loss in equity method investment	—	—	—	—	(65,084)	(0.0)
Net loss	(36,846,061)	(20.7)	(47,366,729)	(10.7)	(13,877,363)	(5.1)

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the Years Ended December 31,
	2019	2020	2021
	US$	US$	US$
Cost of revenues	91,597	276,085	142,404
Sales and marketing expenses	196,224	212,381	103,324
Research and development expenses	2,806,587	3,034,240	1,716,316
General and administrative expenses	568,077	1,814,335	1,754,275
Total	3,662,485	5,337,041	3,716,319

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net Revenues

Our net revenues decreased by 38.4% from US$441.5 million in 2020 to US$272.1 million in 2021, primarily due to a decrease in our mobile advertising revenue.

Advertising revenue. Our advertising revenue decreased by 39.0% from US$438.4 million in 2020 to US$267.3 million in 2021. The decrease of advertising revenue was primarily due to the restructuring of portfolio products in the Chinese mobile games and scenario-based content apps categories.

Other Revenue. We generate other revenue from (i) VIP user subscription fee; (ii) licensing of our TouchPal Smart Input to certain device manufacturers for pre-installation; and (iii) licensing of online literature works. Our other revenue  increased by US$1.8 million from 2020 to 2021, primarily due to the increase in revenue from licensing of our Fengdu Novel.

Cost of revenues

Our cost of revenues increased by 36.1% from US$24.1 million in 2020 to US$32.8 million in 2021. This increase was primarily due to the increase in content costs paid to our signed authors and third-party content providers for the publishing and licensing of relevant online literature works, third-party outsourcing fee, salary and payroll expenses associated with cost staff, partially offset by a decrease in operational and maintenance-related expenses, and share-based compensation expenses.

Gross profit

As a result of the foregoing, we recorded gross profit of US$239.3 million in 2021, as compared to gross profit of US$417.4 million in 2020. Our gross margin decreased from 94.5% in 2020 to 87.9% in 2021, primarily due to the decrease in our revenues.

Operating expenses

Our total operating expenses decreased by 46.7% from US$465.2 million in 2020 to US$248.0 million in 2021, primarily due to the decrease of sales and marketing expenses, partially offset by an increase in our research and development expenses along with the development of our content-rich portfolio products, as well as an increase in our general and administrative expenses.

Sales and marketing expenses. Our sales and marketing expenses decreased by 52.1% from US$418.3 million in 2020 to US$200.2 million in 2021. The decrease was primarily due to the continuous transition of the strategy in relation to the acquisition of new users and the retention of existing users which resulted in the reduction of the user acquisition costs.

Research and development expenses. Our research and development expenses increased by 15.8% from US$29.7 million in 2020 to US$34.4 million in 2021. The increase was primarily due to an increase in salary and payroll expenses associated with technology R&D staff and third-party outsourcing fee, and was partially offset by a decrease in share-based compensation expenses.

General and administrative expenses. Our general and administrative expenses increased by 18.7% from US$15.0 million in 2020 to US$17.8 million in 2021. The increase was primarily due to an increase in salary and payroll expenses associated with G&A staff, professional service fee, third-party outsourcing fee and listing expenses, and was partially offset by a decrease in bad debt provision.

Other operating income (loss), net. We recorded other operating income of US$4.5 million in 2021, compared to other operating loss of US$2.3 million in 2020. Other operating income (loss), net in 2021 primarily consisted of government subsidies received by us.

Loss from operations

As a result of the foregoing, we recorded loss from operations of US$8.7 million in 2021, compared to loss from operations of US$47.8 million in 2020.

Interest income (expenses), net

We had interest income of US$0.4 million and interest expenses of US$5.7 million in 2020 and 2021, respectively. The increase in our interest expense was mainly due to the increase in interest expense on convertible note.

Foreign exchange (losses) gains, net

We incurred foreign exchange gain of US$0.1 million and foreign exchange losses of US$0.2 million in 2020 and 2021, respectively, primarily due to the costs incurred on foreign exchange conversion, and appreciation of RMB against U.S. dollar in 2021 as we have positive net liabilities in RMB.

Income tax expense

We recorded income tax expenses of US$7,087 and US$51,970 in 2020 and 2021, respectively.

Net loss

As a result of the foregoing, we recorded a net loss of US$13.9 million in 2021, compared to a net loss of US$47.4 million in 2020.

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

Foreign exchange (losses) gains, net

We incurred foreign exchange losses of US$0.3 million and foreign exchange gain of US$0.1 million in 2019 and 2020, respectively, primarily due to the costs incurred on foreign exchange conversion, partially offset by appreciation of RMB against U.S. dollar in 2020 as we have positive net assets in RMB.

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

PRC

Enterprise Income Tax

Generally, our PRC subsidiary, VIEs and their subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. A “high and new technology enterprise,” or an HNTE, is entitled to a favorable statutory tax rate of 15% and this qualification is reassessed by relevant government authorities every three years. Our PRC subsidiary, Shanghai Chule obtained High and New Technology Enterprise status from 2017 to 2019 and renewed the status from 2020 to 2022. It enjoyed a preferential tax rate of 15% in 2019 and 2020 to the extent it has taxable income under the PRC Enterprise Income Tax Law. If our holding company in the Cayman Islands or any of our subsidiaries outside the PRC is considered as a PRC resident enterprise for tax purposes, then our global income will be subject to PRC enterprise income tax at the rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

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

B.Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods presented:

	For the Years Ended
	December 31
	2019	2020	2021
	US$	US$	US$
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(15,664,279)	(851,758)	(51,043,689)
Net cash used in investing activities	(5,330,927)	(2,644,295)	(1,778,533)
Net cash (used in) provided by financing activities	(3,796,484)	(8,500,234)	20,899,885
Net decrease in cash, cash equivalents, and restricted cash	(24,791,690)	(11,996,287)	(31,922,337)
Cash, cash equivalents, and restricted cash at beginning of year	84,859,915	59,966,031	49,622,714
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(102,194)	1,652,970	730,832
Cash, cash equivalents, and restricted cash at end of year	59,966,031	49,622,714	18,431,209

Historically, we have financed our operations primarily through the proceeds we received from private issuances of preferred shares, loans from commercial banks, public offering of equity and debt securities and other financing activities. In January and March 2021, we issued two convertible notes with aggregate principal of US$30.0 million. As of December 31, 2020 and 2021, we had US$49.6 million and US$18.4 million in cash, cash equivalents and restricted cash, respectively. Our cash and cash equivalents consist of cash on hand, demand deposits and floating rate financial instruments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased. Our restricted cash represents amounts held in our bank account as guarantee deposit for payments processing services and loan facility provided by the bank.

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

On January 25, 2021, we entered into a Standby Equity Distribution Agreement (the “SEDA”) with YA II PN, Ltd. for the offer and sale of up to US$20,000,000 of the ADSs. We will be able to sell up to US$20,000,000 of our ADSs at our request any time during the 36 months following the date of the SEDA. The ADSs would be purchased pursuant to the SEDA at 90% of the Market Price, being the lowest daily VWAP (as defined below) of the ADSs during the five consecutive trading days commencing on the trading day following the date we submit an advance notice to Investor. The purchase would be subject to certain limitations, including that Investor could not purchase any ADSs that would result in it and its affiliates owning more than 4.99% of our then outstanding share capital. The YA II PN, Ltd. has agreed that, during the term of the SEDA, neither YA II PN, Ltd. nor its affiliates will engage in any short sales or hedging transactions with respect to our Class A ordinary shares or ADSs. “VWAP” means, for any trading day, the daily volume weighted average price of the ADSs for such date on the New York Stock Exchange as reported by Bloomberg L.P. during regular trading hours.

On March 19, 2021, we issued the March 2021 Note to YA II PN, Ltd. On October 29, 2021, we entered into a letter agreement with YA II PN, Ltd. to amend and restate the March 2021 Note so as to, among others, extend the maturity date to August 31, 2022 (the “Rescheduled March 2021 Note”). The Rescheduled March 2021 Note has a fixed conversion price of US$3.00 per ADS (the “Fixed Conversion Price”). The Fixed Conversion Price is not subject to adjustment except in the case of a subdivision, combination or re-classification. The principal and the interest payable under the Rescheduled March 2021 Note will mature on August 31, 2022, unless earlier converted or redeemed by us. At any time before August 31, 2022, YA II PN, Ltd. may convert the Rescheduled March 2021 Note at their option into our Class A ordinary shares represented by ADSs at the Fixed Conversion Price. Beginning on June 1, 2021 and continuing on the first day of each calendar month thereafter through August 1, 2022, the principal amount of the Rescheduled March 2021 Note plus an 8% redemption premium (“Payment Premium”) and plus accrued and unpaid interest will be subject to monthly redemption (“Monthly Redemption”). Under Monthly Redemption, we shall redeem an applicable redemption amount in accordance with the redemption schedule provided in the Rescheduled March 2021 Note, which is subject to pro rata adjustment to reflect the conversion or redemption otherwise effected pursuant to the Rescheduled March 2021 Note contemporaneous with or prior to the scheduled redemption date, in cash, ADSs through conversion of the Rescheduled March 2021 Note (at any time after the applicable redemption date), or a combination of both at our option. With respect to each Monthly Redemption all or partially in ADSs, the conversion price shall be the lower of (1) the Fixed Conversion Price, or (2) 100% of the lowest daily VWAP (the dollar volume-weighted average price for ADSs on the New York Stock Exchange) during the ten consecutive trading days immediately preceding the date of conversion (the “Variable Conversion Price”). In addition, the holder of Rescheduled March 2021 Note may, at its option, convert an additional amount per month equal to US$1,000,000 of principal, plus accrued and unpaid interests thereon, plus the applicable Payment Premium, at a conversion price based on the Variable Conversion Price if the Variable Conversion Price for such conversions are US$2.00 or greater. In the event that the daily VWAP on each of the five consecutive trading days immediately prior to the scheduled redemption date exceeds a price equal to 108% of the Fixed Conversion Price, then no cash redemption shall be due on such scheduled redemption date. We also have the right, but not the obligation, to redeem (“Optional Redemption”) a portion or all amounts outstanding under the Rescheduled March 2021 Note prior to August 31, 2022 at a cash redemption price equal to the outstanding principal balance to be redeemed, plus a 15% redemption premium and plus accrued and unpaid interest, if any; provided that the trading price of the ADSs is less than Fixed Conversion Price, and we provide the holder of the Rescheduled March 2021 Note at least ten business days’ prior written notice of its desire to exercise an Optional Redemption. The holder shall have ten business days to elect to convert all or any part of the Rescheduled March 2021 Note after receiving a redemption notice, in which case the redemption amount shall be reduced by the amount so converted. Pursuant to the Rescheduled March 2021 Note, YA II PN, Ltd. shall not sell such number of ADSs in any calendar month that would result in gross proceeds received by it in excess of the greater of (1) 30% of the dollar trading volume during such calendar month or (2) US$3,290,000, which shall not apply with respect to any sales of the ADSs at prices greater than or equal to US$3.00 per ADS. YA II PN, Ltd. has also agreed under the securities purchase agreement that it shall not directly or indirectly, engage in any short sales involving our securities during the period commencing on the date thereof and ending when no convertible note remains outstanding.

We incurred a net loss of US$36.8 million and negative cash flows from operations of US$15.7 million in 2019. We incurred a net loss of US$47.4 million and negative cash flows from operations of US$0.9 million in 2020. We incurred a net loss of US$13.9 million and negative cash flows from operations of US$51.0 million in 2021. We accumulated a deficit of US$214.8 million as of December 31, 2021. We had positive working capital, which equals the result of current assets minus current liabilities, of US$33.3 million and negative working capital of US$42.1 million and US$11.2 million as of December 31, 2019, 2020 and 2021, respectively.

The liquidity of our company is dependent on our ability to enhance our operating cash flow, obtain capital financing from investors and borrowings from commercial banks to fund our general operations including marketing activities. Our ability to continue as a going concern is dependent on our ability to successfully execute our business plans including the implementation of a balanced growth strategy and an effective financial management which can contribute to the optimization of the operating cost and expense structure. To implement the plans, we will continue to improve the stickiness of our existing users by offering higher quality and diversified contents and user incentive program. In order to optimize cost structure and improve operating efficiency, we will continue to implement various measures to control our costs and expenses, by reducing various discretionary expenditures, including spending on user acquisition, labor costs and other operating expenses. We will further strengthen the monetization capability by diversifying our revenue structure and improving the return on investment of our key products. With respect to the non-compliance notification from NYSE related to our trading price, we plan to change our ADS Ratio which is anticipated to be effective on or about May 9, 2022, subject to the effectiveness of the post-effective amendment to the ADS Registration Statement on Form F-6 on or before that date, to cure this deficiency. In addition, we will continue to seek external financing to improve our liquidity position to fund continuing operations, though there is no assurance that we will be successful in obtaining sufficient funding on terms acceptable to us. While there can be no assurance that we will be able to refinance our short-term bank borrowings as they become due, historically, we had renewed our short term credit facility upon the maturity of the loans and believe we will continue to be able to do so.

We believe that, with the implementation of the above plans, we are of the view that we have addressed contrary indicators of our ability to continue as a going concern. We believe that, with the foregoing potential sources of cash flow and potential cost control measures, we have sufficient financial resources for continuous operations and will be able to meet its payment obligations from operations for the next twelve months from the issuance of the consolidated financial statements.

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

The total outstanding balance of our short-term bank borrowings as of December 31, 2021 was US$9.1 million. We have entered into the following short-term loan transactions:

●	We entered into a credit facility agreement with a commercial bank initially in July 2016, which was renewed in October 2019 and further renewed in June 2020 and matured in June 2021, under which we could borrow up to US$11.0 million collateralized by our accounts receivable. In June 2021, we renewed the bank credit facility under which we can borrow up to US$10.0 million, with maturity date in June 2022 and collateralized by our accounts receivable. In 2021, we have aggregately drawn down from the credit facility of US$74.7 million and repaid US$79.8 million with the weighted average interest rate of 5.15%.
●	In July 2021, we entered into a one-year credit facility agreement with a commercial bank under which we can draw down up to US$1.6 million by July 2022. In December 2021, we entered into a one-year loan agreement with another commercial bank which we can draw down US$1.6 million by December 31, 2021. The interest rates for these two agreements are the LPR. In 2021, we have drawn down US$1.6 million from each of the two agreements, and we have not made repayment as of the date of this annual report.
●	In March 2021, we entered into two short-term interest-free loan agreements with a local Hi-tech industrial park, under which we received a total amount of US$5.4 million and fully repaid the amount by the end of August 2021.

While there can be no assurance that we will be able to refinance our short-term bank borrowings as they become due, historically, we have renewed or rolled over most of our short-term bank loans upon the maturity of such loans and believe we will continue to be able to do so. Meanwhile, we will seek additional credit facility with more financing banks. Additionally, we continue to monitor the daily expenditure regarding matters such as launching new products or upgrading existing products for experimental features, investing in research and development and IT infrastructure, spending in user acquisition and marketing expenses and determine the future business development plan when the necessary financial resources are available.

We believe that our current cash, cash equivalents and restricted cash, the available credit under our existing credit facilities, and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional capital for business expansion in the future.

As of December 31, 2021, 74.1% of our cash, cash equivalents and restricted cash were held in China, and 23.9% were held by the VIEs and denominated in Renminbi. Most of the remaining cash and cash equivalents we held as of December 31, 2021, were held in Hong Kong and United States, and mainly denominated in Hong Kong dollars and U.S. dollars. Although we consolidate the results of the VIEs, we only have access to the assets or earnings of the VIEs through our contractual arrangements with the VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

To utilize the proceeds we received from our public offerings, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered with SAFE and its local branches. The total amount of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiary and consolidated affiliated entities, or to make additional capital contributions to our PRC subsidiary.”

A portion of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service-related foreign exchange transactions without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. See “Item 3. Key Information—D. Risk Factors-Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

Operating Activities

Net cash used in operating activities in 2021 was US$51.0 million, as compared to net loss of US$13.9 million in the same period. The difference was primarily due to (i) a decrease of US$48.4 million in accounts payable driven primarily by the payments of our user acquisition costs, (ii) a decrease of US$2.4 million in deferred revenue and (iii) a decrease of US$4.8 million in accrued expenses and other current liabilities, partially offset by an increase of US$7.0 million in accounts receivables and US$1.3 million in prepaid expenses and other current assets. The principal non-cash items affecting the difference between our net income and our net cash used in operating activities in 2021 primarily consisted of (i) US$5.6 million in amortization of issuance cost and debt discounts related to convertible notes, (ii) US$3.8 million in depreciation expenses, and (iii) US$3.7 million in share-based compensation expenses, and partially offset by US$1.1 million in Change in fair value of derivatives.

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

Investing Activities

Net cash used in investing activities in 2021 was US$1.8 million, primarily due to (i) purchase of property, plant and equipment of US$1.5 million and (ii) purchase of long-term investment of US$0.3 million.

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

Financing Activities

Net cash provided by financing activities in 2021 was US$20.9 million, primarily due to (i) proceeds from bank borrowings of US$77.8 million, (ii) proceeds from issuance of convertible notes, net of debt discounts and issuance cost of US$27.2 million, (iii) proceeds from issuance of a registered direct offering of US$1.4 million, and (iv) proceeds from issuance of ordinary shares upon exercise of options of US$0.1 million, partially offset by (i) repayment of bank borrowing of US$79.8 million, (ii) repayment of convertible notes of US$4.2 million, (iii) payment of share repurchase of US$1.3 million, and (iii) payment of issuance costs for the issuance of ordinary shares upon exercise of options of US$0.2 million.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures, operating lease obligations and short-term debt obligations under our Rescheduled March 2021 Note.

We made capital expenditures of US$4.8 million, US$2.9 million and US$1.5 million in 2019, 2020 and 2021, respectively. In these periods, our capital expenditures were mainly used for purchases of property and equipment, including servers and other IT equipment. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

Our operating lease obligations consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was US$1.7 million, US$1.5 million and US$1.7 million for the years ended December 31, 2019, 2020 and 2021, respectively. The majority of our operating lease commitments are related to our office lease agreements in China.

The January 2021 Note represents future maximum commitment relating to the principal amount and interests in connection with the issuance of US$10 million in aggregate principal amount of convertible notes bearing an annual interest rate of 5%, which has matured on January 19, 2022.

The Rescheduled March 2021 Note represents future maximum commitment relating to the principal amount and interests in connection with the issuance of US$20 million in aggregate principal amount of convertible notes bearing an annual interest rate of 5%, which will mature on August 31, 2022.

We received two non-compliance notifications from NYSE, and if we do not satisfy the NYSE requirements for continued listing, our ADS could be delisted from NYSE. Delisting from NYSE may trigger our obligation to make cash redemption of our convertible notes whose outstanding amount in aggregate was US$11.2 million as of December 31, 2021 and immediate and accelerated repayment of bank borrowing of US$1.6 million outstanding as of December 31, 2021. For a detailed description of the non-compliance notifications from NYSE and the underlying risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—If we do not satisfy the NYSE requirements for continued listing, our ADS could be delisted from NYSE” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We had incurred net loss, negative cash flows from operating activities and negative working capital in the past, and we may not achieve or sustain profitability.”

We intend to fund our existing and future material cash requirements with our existing cash balance and future cash from our operations and financings. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

Holding Company Structure

CooTek (Cayman) Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiary, our Hong Kong subsidiaries and the VIEs in China. As a result, CooTek (Cayman) Inc.’s ability to pay dividends depend on dividends paid by our PRC and Hong Kong subsidiaries. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary and the VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

C.Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2021, to December 31, 2021, that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, see “Notes to Consolidated Financial Statements–Note 2 Summary of Significant Accounting Policies” of our audited consolidated financial statements included in this annual report. We believe the following critical accounting estimates are used in the preparation of our financial statements.

Revenue Recognition - Sales incentives

We provide sales incentives to customers in the form of sales rebates which entitle them to receive reductions in the price. We account for these incentives granted to customers as variable consideration and records it as reduction of revenue. Estimated rebates are determined based on agreed rates, customer spending and amount deposited by the customers. We regularly review the information related to these estimates and adjust the amount accordingly.

Share-based Compensation

Our share-based payment transactions with our employees are measured based on the grant date fair value of the equity instrument we issued and recognized as compensation expense over the requisite service period based on the straight-line method, with a corresponding impact reflected in additional paid-in capital.

Our share-based compensation expenses are measured at the fair value of the awards as calculated under the binomial option-pricing model. Changes in the assumptions used in the binomial model could significantly affect the fair value of stock options and hence the amount of compensation expenses we recognize in our consolidated financial statements. Using this model, fair value is calculated based on assumptions with respect to (i) expected volatility of our ADS price, (ii) contractual term stated in the agreement (iii) expected dividend yield on our ADS, and (iv) risk-free interest rates, which are based on quoted U.S. Treasury rates for securities with maturities approximating the options’ expected lives. Expected volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date and with similar span as the expected expiration term. The expected dividend yield is zero as we have never paid dividends and do not currently anticipate paying any in the foreseeable future.

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

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in “Summary of Significant Accounting Policies-(z) Recent accounting pronouncements” of our audited consolidated financial statements included elsewhere in this annual report.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Karl Kan Zhang	41	Chairman of the Board of Directors and Chief Technology Officer
Susan Qiaoling Li	43	Director, Chief Executive Officer, and President
Michael Jia Liang Wang	42	Director
Jim Jian Wang	42	Director
Duane Ziping Kuang	58	Director
Glen Qian Sun	48	Director
Haibing Wu	49	Independent Director
Jue Yao	48	Independent Director
Robert Yi Cui	39	Chief Financial Officer

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

Ms. Susan Qiaoling Li co-founded our company in 2008, and has served as our President since April 17, 2018, our director since October 2012, and our Chief Executive Officer since November 2021. Ms. Li first served as our Chief Marketing Officer in 2008, and was then appointed as our Head of Global Business Division in September 2015. Prior to founding our company, Ms. Li served as a program manager in Microsoft China Co., Ltd.’s Shanghai Branch from 2005 to 2008, where she gained extensive experience in developing software and managing key accounts. Prior to that, Ms. Li served as a software quality engineer at Intel (China) Co., Ltd from 2003 to 2005. Ms. Li received her bachelor’s degree in automation from Tsinghua University in 2000 and her master’s degree in computer engineering from North Carolina State University in 2003.

Mr. Michael Jia Liang Wang co-founded our company in 2008 and has served as a director since March 2012. Prior to founding our company, Mr. Wang served as a product manager at Microsoft R&D Group in China from 2005 to 2008. Mr. Wang served as our Chief Executive Officer since August 2008 to November 2021. Mr. Wang received his bachelor’s and master’s degrees in electronic engineering from Shanghai Jiao Tong University in 2002 and 2005, respectively.

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

Mr. Duane Ziping Kuang has served as our director since August 2012. Mr. Kuang founded Qiming Venture Partners in 2006, a private equity firm affiliated to one of our major shareholders, and has been serving as its managing partner since then. Mr. Kuang also serves on the boards of companies invested by Qiming Venture Partners. Mr. Kuang has over 20 years of operational and investment experience with technology companies. Prior to founding Qiming Venture Partners, Mr. Kuang was a director of Intel Capital China since 1999. Prior to that, Mr. Kuang served as a general manager in Cisco Systems since 1994. Mr. Kuang received his master’s degree in computer science from Stanford University and his MBA from the University of California Berkeley.

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

Mr. Haibing Wu has served as an independent director since September 2018. Mr. Wu has also served as an independent director of Tongcheng Travel Holdings Limited (HKEX: 00780) since November 2018. Mr. Wu has over 20 years of experience in finance. Mr. Wu has been serving as the investment partner of Sequoia Capital since June 2019. Prior to that, Mr. Wu served as a partner of Vision Knight Capital, a leading private equity firm from April 2018 to June 2019 and the chief financial officer at Plateno Hotels Group (formerly known as 7 Days Group Holdings Limited) from October 2007 to March 2018. Mr. Wu worked at PricewaterhouseCoopers in the United States from May 2000 to February 2006 and later worked as a senior manager in the assurance department of PricewaterhouseCoopers Zhong Tian CPAs Limited Company from February 2006 to October 2007. Mr. Wu received his bachelor’s degree in engineering economics from Shanghai Jiao Tong University in 1994, and master’s degree in business administration from Michigan State University in 2000.

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

Mr. Robert Yi Cui has served as our Chief Financial Officer since August 24, 2020. Mr. Cui has tendered his resignation from the position as our Chief Financial Officer, effective on April 30, 2022. He will continue to serve as our consultant. Mr. Jacky Junkai Lin, our financial controller since March 2020 and our interim Chief Financial Officer from April 30 to August 24, 2020, will assume the role of the interim Chief Financial Officer, effective on the same date and until a new Chief Financial Officer is appointed. Prior to joining CooTek, Mr. Cui worked in the Hong Kong office of Investment Banking Asia Pacific of BNP Paribas from 2014 to 2020 with his last position held as a director. Before that, Mr. Cui worked in the Hong Kong office of the Investment Banking Division of Bank of China International, in the Hong Kong office of the Investment Banking Division of Daiwa Capital Markets and in the Paris office of HSBC Global Investment Banking from 2007 to 2014. Mr. Cui received his bachelor’s degree of arts in French studies from Shanghai International Studies University in 2004 and master’s degree of science in management (Diplôme Grande École) from HEC Paris in 2007. Mr. Cui speaks fluent English, French and Mandarin.

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

B.Compensation

For the fiscal year ended December 31, 2021, we paid an aggregate of approximately US$1.5 million  in cash to our executive officers, and we paid US$0.4 million in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans 2012 Stock Incentive Plan

In November 2012, we adopted the 2012 Stock Incentive Plan, as amended from time to time, or the 2012 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and advisors and promote the success of our business. The maximum aggregate number of our ordinary shares which may be issued pursuant to all awards under the 2012 Plan is 226,153,637 ordinary shares. As of March 31, 2022, awards to purchase 212,336,377 ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

2018 Share Incentive Plan

In August 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, or the 2018 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued under the 2018 Plan shall initially be 63,916,634 Class A ordinary shares, plus an annual increase on the first day of each of the first five (5) complete fiscal years after the completion of our initial public offering in 2018 and during the term of this plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to 2.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting). As of March 31, 2022, awards to purchase 197,849,123 ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of March 31, 2022, the awards granted under our Plan to several of our directors and executive officers and to other individuals as a group, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Ordinary
	Shares
	Underlying
	Outstanding		Exercise
	Options or		Price		Date of
Name	RSUs		(US$/Share)	Date of Grant	Expiration
Karl Kan Zhang	*		0.0002	January 6, 2020	January 5, 2030

Susan Qiaoling Li	*		0.0002	January 6, 2020	January 5, 2030

Haibing Wu	*	(1)	—	November 6, 2018	November 5, 2028
	*	(1)	—	September 30, 2019	September 29, 2029
	*	(1)	—	September 04, 2020	September 03, 2030

Jue Yao	*	(1)	—	November 6, 2018	November 5, 2028
	*	(1)	—	September 30, 2019	September 29, 2029
	*	(1)	—	September 04, 2020	September 03, 2030

Robert Yi Cui	*		0.0002	September 04, 2020	September 03, 2030
Other individuals as a group	370,646,134	(2)	from 0.0002
			to 0.1800

*	The options and restricted shares units in aggregate held by each of these officers represent less than 1% of our total outstanding shares.
(1)	Restricted share units.
(2)	Including options and restricted shares units. With respect to the options the exercise price is with the range from 0.0002 to 0.1800.

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

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies, or is found by our company to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our board of directors resolve that his office be vacated; or (v) is removed from office pursuant to any other provision of our memorandum and articles of association.

D.Employees

We had 553, 759 and 385 employees as of December 31, 2019, 2020 and 2021, respectively. The following table sets forth the breakdown of our employees by function as of December 31, 2021:

Function:	Number of Employees
Research and development	228
Sales and marketing	27
Operations	61
General and administrative	69
Total	385

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

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2022, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% of our total outstanding shares.

The calculations in the table below are based on 4,348,814,491 Class A ordinary shares (excluding treasury stocks and shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) and 246,224,465 Class B ordinary shares outstanding as of March 31, 2022.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2022, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
					% of
	Class A	Class B	Total	% of	Aggregate
	Ordinary	Ordinary	Ordinary	Beneficial	Voting
	Shares	Shares	Shares	Ownership	Power***
Directors and Executive Officers**
Karl Kan Zhang(1)	5,000,000	246,224,465	251,224,465	5.5	58.6
Susan Qiaoling Li(2)	218,124,465	—	218,124,465	4.7	2.1
Michael Jialiang Wang(3)	167,037,115	—	167,037,115	3.6	1.6
Jim Jian Wang(4)	111,868,349	—	111,868,349	2.4	1.0
Duane Ziping Kuang	—	—	—	—	—
Glen Qian Sun	—	—	—	—	—
Haibing Wu	*	—	*	*	*
Jue Yao	*	—	*	*	*
Robert Yi Cui	*	—	*	*	*
All Directors and Executive Officers as a Group	498,150,898	246,224,465	744,375,363	16.2	63.3
Principal Shareholders:
Sequoia Capital China GF Holdco III-A, Ltd.(5)	534,404,772	—	534,404,772	11.6	5.1
Qiming Funds(6)	540,786,459	—	540,786,459	11.8	5.1
SIG China Investments Master Fund III, LLLP(7)	413,875,937	—	413,875,937	9.0	3.9
Kan's Global CoolStuff Investment Inc.(1)(8)	—	246,224,465	246,224,465	5.4	58.6
LQL Global Innovation Investment Inc.(2)(9)	215,624,465	—	215,624,465	4.7	2.1
Jialiang's Global Creativity Investment Inc.(3)(10)	167,037,115	—	167,037,115	3.6	1.6
Jian's Global CoolStuff Investment Inc.(4)(11)	111,868,349	—	111,868,349	2.4	1.0

*	Less than 1% of our total outstanding shares.
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

(1)	Represents (i) 246,224,465 Class B ordinary shares held by Kan’s Global CoolStuff Investment Inc., a British Virgin Islands company, and (ii) 5,000,000 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after the date of this annual report held by Karl Kan Zhang. Kan’s Global CoolStuff Investment Inc. is wholly owned by Kan’s Universe Investment Limited, a British Virgin Islands company, which is ultimately owned by Karl’s Global CoolStuff Investment Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Karl Kan Zhang is the settlor of this trust, and Mr. Zhang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Zhang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Kan’s Global CoolStuff Investment Inc. Mr. Zhang is the sole director of Kan’s Global CoolStuff Investment Inc. The registered office of Kan’s Global CoolStuff Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.
(2)	Represents (i) 215,624,465 Class A ordinary shares held by LQL Global Innovation Investment Inc., a British Virgin Islands company, and (ii) 2,500,000 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after the date of this annual report held by Susan Qiaoling Li. LQL Global Innovation Investment Inc. is wholly owned by LQL International Limited, a British Virgin Islands company, which is ultimately owned by LQL International Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Susan Qiaoling Li is the settlor of this trust, and Ms. Li and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by LQL Global Innovation Investment Inc. Ms. Li is the sole director of LQL Global Innovation Investment Inc. The registered office of LQL Global Innovation Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.
(3)	Represents (i) 165,874,465 Class A ordinary shares and (ii) 1,162,650 Class A ordinary shares in the form of ADSs held by Jialiang’s Global Creativity Investment Inc., a British Virgin Islands company. Jialiang’s Global Creativity Investment Inc. is wholly owned by MWRT Global Limited, a British Virgin Islands company, which is ultimately owned by Ivy Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Michael Jialiang Wang is the settlor of this trust, and Mr. Wang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Jialiang’s Global Creativity Investment Inc. Mr. Wang is the sole director of Jialiang’s Global Creativity Investment Inc. The registered office of Jialiang’s Global Creativity Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.
(4)	Represents (i) 105,368,349 Class A ordinary shares and (ii) 6,500,000 Class A ordinary shares in the form of ADSs directly held by Jian’s Global CoolStuff Investment Inc., a British Virgin Island company. Jian’s Global CoolStuff Investment Inc. is ultimately owned by Thoughtwise Trust, a trust established with the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Jim Jian Wang is the settlor of this trust, and Mr. Wang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Jian’s Global CoolStuff Investment Inc in our company. Mr. Wang is the sole director of Jian’s Global CoolStuff Investment Inc. The registered office of Jian’s Global CoolStuff Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.
(5)	Represents (i) 534,404,772 Class A ordinary shares and (ii) 20,800,000 Class A ordinary shares in the form of ADSs held by Sequoia Capital China GF Holdco III-A, Ltd., an exempted company with limited liability incorporated in the Cayman Islands. Information regarding beneficial ownership is reported as of December 31, 2018, based on the information contained in the Schedule 13G filed by Sequoia Capital China GF Holdco III-A, Ltd. with SEC on February 14, 2019. The sole shareholder of Sequoia Capital China GF Holdco III-A, Ltd. is Sequoia Capital China Growth Fund III, L.P. The general partner of Sequoia Capital China Growth Fund III, L.P. is SC China Growth III Management, L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Mr. Neil Nanpeng Shen. The registered office of Sequoia Capital China GF Holdco III-A, Ltd. is at Cricket Square, Hutchins Drive P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.
(6)	Represents (i) 490,679,348 Class A ordinary shares held by Qiming Venture Partners II, L.P., a Cayman Islands exempted limited partnership; (ii) 42,966,564 Class A ordinary shares held by Qiming Venture Partners II-C, L.P, a Cayman Islands exempted limited partnership; and (iii) 7,140,547 Class A ordinary shares by Qiming Managing Directors Fund II, L.P., a Cayman Islands exempted limited partnership. Information regarding beneficial ownership is reported as of December 31, 2020, based on the information contained in the Schedule 13G/A filed by Qiming Corporate GP II, Ltd. with SEC on February 10, 2021. Qiming Venture Partners II, L.P., Qiming Venture Partners II-C, L.P., and Qiming Managing Directors Fund II, L.P. are collectively referred to as Qiming Funds. The general partner of both Qiming Venture Partners II, L.P. and Qiming Venture Partners II-C, L.P. is Qiming GP II, L.P., a Cayman Islands exempted limited partnership. The general partner of both Qiming Managing Directors Fund II, L.P. and Qiming GP II, L.P. is Qiming Corporate GP II, Ltd., a Cayman Islands exempted limited company. Duane Ziping Kuang, Gary Edward Rieschel and Robert Brian Headley each owns approximately 33.33% of Qiming Corporate GP II, Ltd. The registered office of Qiming Funds is at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(7)	Represents 413,875,937 Class A ordinary shares, including 9,707,450 Class A ordinary shares represented by ownership of 194,149 ADRs held by SIG China Investments Master Fund III, LLLP, a Delaware limited liability limited partnership. SIG Asia Investment, LLLP, a Delaware limited liability limited partnership, is the investment manager for SIG China Investments Master Fund III, LLLP pursuant to an investment management agreement, and as such, has discretionary authority to vote and dispose of the Class A ordinary shares. Heights Capital Management, Inc., a Delaware Corporation, is the investment manager for SIG Asia Investment, LLLP pursuant to an investment management agreement, and as such, has the discretionary to dispose and vote the Class A ordinary shares. Mr. Authur Dantchik, in his capacity as president of SIG Asia Investment, LLLP, and vice president of Heights Capital Management, Inc. may also be deemed to have investment discretion over the shares held by SIG China Investments Master Fund III, LLLP. Mr. Dantchik disclaims any such investment discretion or beneficiary ownership with respect to these shares. The registered office of SIG China Investments Master Fund III, LLLP is at One Commence Center, 1201 N. Orange Street, Suite 715, Wilmington, DE, USA.

(8)	Represents 246,224,465 Class B ordinary shares held by Kan’s Global CoolStuff Investment Inc., a British Virgin Islands company. Kan’s Global CoolStuff Investment Inc. is wholly owned by Kan’s Universe Investment Limited, a British Virgin Islands company, which is ultimately owned by Karl’s Global CoolStuff Investment Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Karl Kan Zhang is the settlor of this trust, and Mr. Zhang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Zhang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Kan’s Global CoolStuff Investment Inc. Mr. Zhang is the sole director of Kan’s Global CoolStuff Investment Inc. The registered office of Kan’s Global CoolStuff Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.
(9)	Represents 215,624,465 Class A ordinary shares held by LQL Global Innovation Investment Inc., a British Virgin Islands company. LQL Global Innovation Investment Inc. is wholly owned by LQL International Limited, a British Virgin Islands company, which is ultimately owned by LQL International Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Susan Qiaoling Li is the settlor of this trust, and Ms. Li and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by LQL Global Innovation Investment Inc. Ms. Li is the sole director of LQL Global Innovation Investment Inc. The registered office of LQL Global Innovation Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.
(10)	Represents (i) 165,874,465 Class A ordinary shares and (ii) 1,162,650 Class A ordinary shares in the form of ADSs held by Jialiang’s Global Creativity Investment Inc., a British Virgin Islands company. Jialiang’s Global Creativity Investment Inc. is wholly owned by MWRT Global Limited, a British Virgin Islands company, which is ultimately owned by Ivy Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Michael Jialiang Wang is the settlor of this trust, and Mr. Wang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Jialiang’s Global Creativity Investment Inc. Mr. Wang is the sole director of Jialiang’s Global Creativity Investment Inc. The registered office of Jialiang’s Global Creativity Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.
(11)	Represents (i) 105,368,349 Class A ordinary shares and (ii) 6,500,000 Class A ordinary shares in the form of ADSs directly held by Jian’s Global CoolStuff Investment Inc., a British Virgin Island company. Jian’s Global CoolStuff Investment Inc. is ultimately owned by Thoughtwise Trust, a trust established with the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Jim Jian Wang is the settlor of this trust, and Mr. Wang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Jian’s Global CoolStuff Investment Inc in our company. Mr. Wang is the sole director of Jian’s Global CoolStuff Investment Inc. The registered office of Jian’s Global CoolStuff Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2022, a total of 2,789,198,547 of our ordinary shares (including treasury stocks and shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) were held by three record holders in the United States. One of these holders is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 2,375,322,600 Class A ordinary shares (including treasury stocks and shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Contractual Arrangements with the VIEs and their Shareholders

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

ITEM 8.FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are from time to time subject to various legal or administrative claims, proceedings and penalties arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our management’s time and attention.

In June 2020, a mobile device manufacturer and a third-party company sued us for unfair competition, alleging that one of our mobile applications has interfered with the normal use of their devices by ways of pop-up advertisements, and claimed for stopping the act and compensation of RMB4,900,000. The first-instance judgment was made in March 2021, which ordered the suspension of pop-up advertisements and awarded RMB3,000,000 to the plaintiff. After filing an appeal, we entered into a settlement agreement with the plaintiff, according to which we need to provide compensation to the plaintiff of RMB1,485,955.

In September 2020, Shanghai Dengyong Information Technology Co., Ltd. brought a lawsuit to a third-party company claiming it falsifying the official website of our products and infringing trademark rights. We claimed for RMB1,000,000 and People’s Court of Shanghai Xuhui District made a judicial decision on November 26, 2021 that the third-party company shall provide compensation to Shanghai Dengyong Information Technology Co., Ltd. for its economic losses of RMB 100,000 and reasonable expenses of RMB12,000 for eliminating adverse effect caused by the infringement. As of the date of this annual report, the third-party company has appealed, but the appeal process has not been started.

In August 2021, a local branch of the MCT ordered to confiscate approximately RMB451,801 as illegal earnings from and imposed a fine of approximately RMB458,882 on Molihong for providing online publication to the public without any internet publication service license and providing online pornography publication to the public on Fengdu Novel.

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

ITEM 9.THE OFFER AND LISTING

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

ITEM 10.ADDITIONAL INFORMATION

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

Voting Rights. In respect of all matters subject to a shareholders’ vote, each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is, on a poll, entitled to twenty-five votes per share on all matters subject to vote at our general meetings. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association, register of mortgages and charges and special resolutions of our shareholders). However, we will provide our shareholders with annual audited financial statements.

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

Although the law in this regard is not entirely clear, we treat the VIEs as being owned by us for United States federal income tax purposes, because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the stock of the VIEs for United States federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIEs for United States federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2020 and we do not presently expect to be a PFIC for the current taxable year or in the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis and will depend, in part, upon the composition of our income and assets and the value of our assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market value of our ADSs from time to time (which may be volatile). In particular, recent decline in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and our assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

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

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution we pay will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs (but not our ordinary shares) are listed on the New York Stock Exchange and is considered readily tradable on an established securities market in the United States. Since we do not expect that our ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. However, in December 2021 we received communications from the New York Stock Exchange notifying us that we were not in compliance with certain New York Stock Exchange continued listing standards, and if we fail to satisfy such requirements and fail to regain compliance on a timely basis, our ADSs could be delisted from the New York Stock Exchange. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—If we do not satisfy the NYSE requirements for continued listing, our ADS could be delisted from NYSE." If our ADSs are delisted from the New York Stock Exchange and are not otherwise readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed as dividend income from a qualified foreign corporation.

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

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any gain or loss will be capital gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. Pursuant to recently issued United States Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the recently issued United States Treasury Regulations.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock; provided that such stock is regularly traded on a qualified exchange or other market, as defined in the applicable United States Treasury Regulations. For those purposes, our ADSs, but not our ordinary shares, are listed on the New York Stock Exchange, which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. Our ADSs are listed on the New York Stock Exchange, which is an established securities market in the United States. Consequently, if ADSs continue to be listed on the New York Stock Exchange and are being regularly traded, we expect that the mark-to-market election would be available to a U.S. Holder that holds our ADS were we to be or become a PFIC. Our ADSs are expected to qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. However, in December 2021 we received communications from the New York Stock Exchange notifying us that we were not in compliance with certain New York Stock Exchange continued listing standards, and if we fail to satisfy such requirements and fail to regain compliance on a timely basis, our ADSs could be delisted from the New York Stock Exchange. See "Item 3. Key Information—D. Risk Factors-- Risks Related to Our ADSs-- If we do not satisfy the NYSE requirements for continued listing, our ADS could be delisted from NYSE." If our ADSs are delisted from the New York Stock Exchange and are not otherwise listed on a qualified exchange or other market, as described above, our ADSs would not be treated as "marketable stock" for these purposes and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our ADSs. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621 or such other form as is required by the United States Treasury Department. Each U.S. Holder is advised to consult its tax advisor regarding the United States federal income tax considerations of owning and disposing of ADSs or ordinary shares if we are or become a PFIC, including the availability and possibility of making a mark-to-market election.

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

I.Subsidiary Information

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 2.9%, 2.5% and 0.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

As of December 31, 2021, we had RMB-denominated cash and cash equivalents of RMB87.8 million, HKD-denominated cash and cash equivalents of HKD6.3 million, and U.S. dollar-denominated cash and cash equivalents of US$3.9 million. Assuming we had converted the U.S. dollar-denominated cash and cash equivalents of US$3.9 million into RMB at the exchange rate of $1.00 for RMB6.3723 as of December 31, 2021, a 5% appreciation or depreciation of RMB against the U.S. dollar as of December 31, 2021, would result in a decrease or an increase of RMB1.2 million in our cash and cash equivalents, respectively. Assuming we had converted the HKD-denominated cash, cash equivalents and restricted cash of HKD6.3 million into RMB at the exchange rate of HKD1.00 for RMB0.8170 as of December 31, 2021, a 5% appreciation or depreciation of RMB against HKD as of December 31, 2021, would result in a decrease or an increase of RMB0.3 million in our cash and cash equivalents, respectively.

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

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

⚫  To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
⚫ Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
⚫ Distribution of cash dividends	Up to US$0.05 per ADS held
⚫ Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
⚫ Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held
⚫ Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
⚫ Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2021, we did not receive reimbursement from the depositary.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chairman of the board of directors, chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2021. Based upon that evaluation, our management, with the participation of our chairman of the board of directors, chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the exchange Act), under the supervision and with the participation of our chairman of the board of directors, chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of internal control over financial reporting as of December 31, 2021, based on the criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management determined that our internal control over financial reporting was ineffective due to the presence of a material weakness.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. In preparing our consolidated financial statements for the fiscal years ended December 31, 2019 and 2020, we identified one material and one significant deficiency. The material weakness identified related to the lack of accounting policies and procedures relating to financial reporting in accordance with U.S. GAAP and SEC financial reporting requirements. The significant control deficiency related to lack of formal risk assessment process and monitoring activities in connection with the preparation of our consolidated financial statements.

To remediate our identified material weakness and improve our internal control over financial reporting, we have implemented a number of measures to address the material weakness and significant deficiency. These measures including the follows:

●	we have developed a comprehensive accounting policies and procedures manual in accordance with U.S. GAAP available to guide the day-to-day accounting operation and reporting work of our accounting personnel;
●	we have hired additional competent and qualified accounting and reporting personnel with relevant knowledge and working experiences of U.S. GAAP; and

●	we have hired additional competent and qualified personnel with relevant knowledge and working experiences of internal control over financial reporting to monitoring our daily activities.

As of December 31, 2021, based on the measures implemented as described above, while we need to continue to improve our internal controls process, our management concluded the material weakness has been remediated while the significant deficiency remain as we are still in the process of completing our implementation of remediation measures. We are in the process of implementing remediation measures to remediate the significant deficiency. However, we cannot assure you that we will remediate our deficiencies in a timely manner.

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

Our independent registered public accounting firm were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2021. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified. See “Item 3. Key Information-D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.”

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

Changes in Internal Control Over Financial Reporting

Other than as described above, there have been no changes in the Company’s internal control over financial reporting during the period ended December 31, 2021 that have materially affected the Company’s internal controls over financial reporting.

ITEM 16.RESERVED

[Reserved]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Mr. Haibing Wu and Ms. Jue Yao, members of our audit committee and independent directors (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

ITEM 16B.CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in August 2018. We have posted a copy of our code of business conduct and ethics on our website at https://ir.cootek.com/.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated.

	For the
	Year Ended December 31,
	2020	2021

	(in US$ thousands)
Audit fees (1)	830	1,100
Audit-related fees (2)	200	120
Tax fees (3)	37	62

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements.
(2)	“Audit-related fees” includes the aggregate fees billed for the professional services rendered by our principal auditors for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit Fees.” Audit-related fees in 2020 and 2021 were to support the submission of Registrant Statement on Form F-3.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

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

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 20, 2019, the Company announced a share repurchase program (the “2019 Program”) whereby the Company is authorized to repurchase its class A ordinary shares in the form of American depository shares (“ADSs”) with an aggregate value of up to US$6 million during the 6-month period starting from November 20, 2019. The 2019 Program was early terminated on May 18, 2020. The Company had used an aggregate of US$5.9 million to repurchase 1.0 million ADSs under the 2019 Program and recorded as treasury stock as of December 31, 2021.

On May 18, 2020, the Company announced a share repurchase program (the “2020 Program”) on the same day. In the new share repurchase program, the Company is authorized to repurchase its class A ordinary shares in the form of ADSs with an aggregate value of up to US$20 million during the 12-month period starting from May 18, 2020. The Company expects to fund the repurchases under this program with its existing cash balance. As of December 31, 2021, the Company had used an aggregate of US$6.0 million to repurchase 1.4 million ADSs under the 2020 Program and recorded as treasury stock. The 2020 Program expired on May 17, 2021.

				Maximum
			Total Number	Dollar Value
			of ADSs	of ADSs that
			Purchased as	May Yet Be
		Average Price	Part of Publicly	Purchased
	Total Number of	Paid Per	Announced	Under Plans
	ADSs	ADS(1)	Plans or	or Programs
	Purchased(1)	(US$)	Programs	(US$)
Month #1 (January 1, 2021 - January 31, 2021)	244,338	2.77	244,338	14,650,640
Month #2 (February 1, 2021 - February 28, 2021)	—	—	—	14,650,640
Month #3 (March 1, 2021 - March 31, 2021)	204,400	2.68	204,400	14,102,516
Month #4 (April 1, 2021 - April 30, 2021)	36,004	2.70	36,004	14,005,471
Month #5 (May 1, 2021 - May 31, 2021)	—	—	—	14,005,471
Total	484,742	2.73	484,742	14,005,471

Note:

(1)	Each ADS represents 50 Class A ordinary shares.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

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

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

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

2.1*	Specimen American Depositary Receipt of the Registrant (included in Exhibit 2.3)
2.2

Specimen Certificate for Class A Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

2.3*	Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares dated September 27, 2018
2.4

Fifth Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated January 10, 2017 (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

2.5*	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934
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

4.15

The form of Google AdSense Online Terms of Service between Google Inc. and us (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.16

The form of MoPub Terms of Service between Twitter, Inc. and the Registrant (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F (File No. 001-38665), filed with the Commission on April 15, 2019)

4.17

The form of Chuan Shan Jia Distribution Cooperation Agreement signed by certain VIEs of the Registrant and a schedule of all executed Chuan Shan Jia Distribution Cooperation Agreements adopting the same form in respect of each of these VIEs of the Registrant (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (File No. 001-38665), filed with the Commission on April 26, 2021)

4.18

Securities Purchase Agreement between the Registrant and YA II PN, LTD. dated January 19, 2021 (incorporated by reference to Exhibit 10.1 from our Form 6-K (File No. 001-38665), filed on January 19, 2021)

4.19	Convertible Note issued by the Registrant to YA II PN, LTD. dated January 19, 2021 (incorporated by reference to Exhibit 10.2 from our Form 6-K (File No. 001-38665), filed on January 19, 2021)
4.20

Letter of Agreement to Amend and Restate the Convertible Note issued by the Company to YA II PN, LTD. on March 19, 2021 dated October 29, 2021 (incorporated by reference on Exhibit 10.1 from our Form 6-K (File No. 001-38665), filed on November 1, 2021

4.21	Convertible Note issued by the Registrant to YA II PN, LTD. dated March 19, 2021 (incorporated by reference to Exhibit 10.2 from our Form 6-K (File No. 001-38665), filed on March 19, 2021)
4.22

Securities Purchase Agreement between the Registrant and Mercer Street Global Opportunity Fund LLC, dated August 16, 2021 (incorporated by reference on Exhibit 10.1 from our Form 6-K (File No. 001-38665), filed on August 16, 2021

8.1*	List of Principal Subsidiaries and Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm
15.2*	Consent of JunHe LLP
15.3*	Consent of Maples and Calder (Hong Kong) LLP
101.INS*	XBRL Instance Document - this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 29, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of CooTek (Cayman) Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CooTek (Cayman) Inc., its subsidiaries and its consolidated variable interest entities (the “Company”) as of December 31, 2020 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2021 and the related notes and the schedule listed in the Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

Explanatory Paragraph—Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the financial statements, the Company has suffered recurring losses from operations and negative working capital that raise substantial doubt about its ability to continue as a going concern. Additionally, the Company received two non-compliance notifications related to its share price and market capitalization not meeting the minimum requirements of the New York Stock Exchange (“NYSE”), which if not cured would result in the potential cash redemption of the outstanding convertible notes and repayment of bank borrowings which had outstanding amounts of US$11.2 million, and US$1.6 million, respectively as of December 31, 2021. Management's plans in regard to these matters are also described in Note 2(a). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 29, 2022

We have served as the Company’s auditor since 2018.

COOTEK (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2020	2021
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		24,669,133	18,232,130
Restricted cash	2(f)	3,264,145	199,079
Short-term investments		50,028	50,044
Accounts receivable, net of allowance for doubtful accounts of US$1,161,955 and US$1,168,516 as of December 31, 2020 and 2021, respectively	3	28,127,346	21,483,102
Prepaid expenses and other current assets	4	12,073,226	10,864,280
Total current assets		68,183,878	50,828,635
Long-term restricted cash	2(f)	21,689,436	—
Property and equipment, net	5	5,393,742	3,088,209
Intangible assets, net	6	396,495	248,966
Operating lease right-of-use assets	2(r)	—	1,171,285
Long-term investments	7	306,518	313,691
Other non-current assets		932,311	780,380
TOTAL ASSETS		96,902,380	56,431,166
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities (including amounts of the consolidated VIEs without recourse to the Company. See Note 2(b)):
Accounts payable		76,125,973	27,760,127
Short-term borrowings	8	10,958,022	9,097,040
Accrued salary and benefits		9,143,476	4,602,304
Operating lease liabilities, current	2(r)	—	809,610
Accrued expenses and other current liabilities	9	10,686,518	8,062,975
Convertible notes	10	—	9,175,892
Derivative liabilities	10	—	553,707
Deferred revenue		3,331,511	1,943,168
Total current liabilities		110,245,500	62,004,823
Other non-current liabilities		459,435	323,305
Operating lease liabilities, non-current	2(r)	—	103,157
TOTAL LIABILITIES		110,704,935	62,431,285
Commitments and contingencies	17
Shareholders’ deficit:
Class A ordinary shares (US$0.00001 par value; 13,750,000,000 shares authorized as of December 31, 2020 and 2021; 2,845,646,241 and 3,391,809,191 shares issued as of December 31, 2020 and 2021, respectively; 2,801,135,191 and 3,391,809,191 shares outstanding as of December 31, 2020 and 2021, respectively)	13	28,456	33,918
Class B ordinary shares (US$0.00001 par value; 250,000,000 shares authorized； 246,224,465 shares issued and outstanding as of December 31, 2020 and 2021)	13	2,462	2,462
Treasury shares (44,511,050 and nil shares as of December 31, 2020 and 2021, respectively)	14	(4,672,334)	—
Additional paid-in capital		193,918,852	210,718,835
Accumulated deficit		(200,965,075)	(214,842,438)
Accumulated other comprehensive loss		(2,114,916)	(1,912,896)
Total shareholders’ deficit		(13,802,555)	(6,000,119)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		96,902,380	56,431,166

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the years ended
		December 31,
	Note	2019	2020	2021
		US$	US$	US$
Net revenues	2(n)	177,883,105	441,505,231	272,145,821
Cost of revenues (including share-based compensation expense of US$91,597, US$276,085 and US$142,404 in 2019, 2020 and 2021, respectively)		(15,300,854)	(24,128,462)	(32,825,888)
Gross profit		162,582,251	417,376,769	239,319,933
Operating expenses:
General and administrative expenses (including share-based compensation expense of US$568,077, US$1,814,335 and US$1,754,275 in 2019, 2020 and 2021, respectively)		(16,256,192)	(15,017,499)	(17,815,839)
Research and development expenses (including share-based compensation expense of US$2,806,587, US$3,034,240 and US$1,716,316 in 2019, 2020 and 2021, respectively)		(26,935,497)	(29,669,615)	(34,433,316)
Sales and marketing expenses (including share-based compensation expense of US$196,224, US$212,381 and US$103,324 in 2019, 2020 and 2021, respectively)		(157,027,956)	(418,261,754)	(200,235,468)
Other operating income (loss), net	11	872,269	(2,274,507)	4,453,462
Total operating expenses		(199,347,376)	(465,223,375)	(248,031,161)
Loss from operations		(36,765,125)	(47,846,606)	(8,711,228)
Interest income (expense), net		763,497	395,629	(5,689,947)
Impairment loss of investment	7	(500,032)	—	(248,140)
Foreign exchange (losses) gains, net		(342,687)	91,335	(219,642)
Fair value change of derivatives	10	—	—	1,108,648
Loss before income taxes		(36,844,347)	(47,359,642)	(13,760,309)
Income tax expenses	12	(1,714)	(7,087)	(51,970)
Share of loss in equity method investment	7	—	—	(65,084)
Net loss		(36,846,061)	(47,366,729)	(13,877,363)
Deemed dividend in relation to the convertible notes	10	—	—	(1,368,866)
Net loss attributable to ordinary shareholders		(36,846,061)	(47,366,729)	(15,246,229)
Net loss per ordinary share:	16
Basic and diluted		(0.01)	(0.02)	(0.005)
Net loss per ADS (each of ADS represents 50 Class A ordinary shares):
Basic and diluted		(0.58)	(0.77)	(0.23)
Weighted average shares used in calculating net loss per ordinary share:
Basic and diluted		3,155,082,983	3,080,332,924	3,303,168,725

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the years ended
	December 31,
	2019	2020	2021
	US$	US$	US$
Net Loss	(36,846,061)	(47,366,729)	(13,877,363)
Other comprehensive (loss) income
Foreign currency translation adjustments, net of tax of nil	(273,933)	(682,083)	202,020
Comprehensive Loss attributable to CooTek (Cayman) Inc.	(37,119,994)	(48,048,812)	(13,675,343)
Deemed dividend in relation to convertible note (see Note 10)	—	—	(1,368,866)
Total comprehensive loss attributable to ordinary shares of CooTek (Cayman) Inc.	(37,119,994)	(48,048,812)	(15,044,209)

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

									Accumulated
							Additional		other	Total
	Class A		Class B				paid-in	Accumulated	comprehensive	shareholders’
	Ordinary shares		Ordinary shares		Treasury Shares		capital	deficit	(loss) income	equity (deficit)
	Shares	US$	Shares	US$	Shares	US$	US$	US$	US$	US$

Balance at January 1, 2019	2,949,757,236	29,498	246,224,465	2,462	15,550,500	(2,499,167)	204,701,187	(116,752,285)	(1,158,900)	84,322,795
Net Loss	—	—	—	—	—	—	—	(36,846,061)	—	(36,846,061)
Issuance of ordinary shares upon vesting of restricted shares	5,038,146	50	—	—	—	—	(50)	—	—	—
Repurchase of ordinary shares	—	—	—	—	80,311,250	(12,283,426)	—	—	—	(12,283,426)
Exercise of share options	11,185,700	111	—	—	—	—	326,392	—	—	326,503
Share-based compensation	—	—	—	—	—	—	3,662,485	—	—	3,662,485
Cancellation of treasury shares	(85,924,750)	(859)	—	—	(85,924,750)	13,719,046	(13,718,187)	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(273,933)	(273,933)
Balance at December 31, 2019	2,880,056,332	28,800	246,224,465	2,462	9,937,000	(1,063,547)	194,971,827	(153,598,346)	(1,432,833)	38,908,363
Net Loss	—	—	—	—	—	—	—	(47,366,729)	—	(47,366,729)
Issuance of ordinary shares upon vesting of restricted shares (Note 15)	4,278,100	43	—	—	—	—	(43)	—	—
Repurchase of ordinary shares (Note 14)	—	—	—	—	83,854,891	(9,480,179)	—	—	—	(9,480,179)
Cash settlement on vested share options and restricted shares(Note 15)	—	—	—	—	—	—	(823,226)	—	—	(823,226)
Exercise of share options(Note 15)	10,592,650	105	—	—	—	—	304,153	—	—	304,258
Share-based compensation	—	—	—	—	—	—	5,337,041	—	—	5,337,041
Cancellation of treasury shares (Note 14)	(49,280,841)	(492)	—	—	(49,280,841)	5,871,392	(5,870,900)	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(682,083)	(682,083)
Balance at December 31, 2020	2,845,646,241	28,456	246,224,465	2,462	44,511,050	(4,672,334)	193,918,852	(200,965,075)	(2,114,916)	(13,802,555)
Net Loss	—	—	—	—	—	—	—	(13,877,363)	—	(13,877,363)
Issuance of ordinary shares upon vesting of restricted shares (Note 15)	5,051,850	51	—	—	—	—	(51)	—	—	—
Repurchase of ordinary shares (Note 14)	—	—	—	—	24,237,100	(1,322,195)	—	—	—	(1,322,195)
Conversion of convertible notes (Note 10)	481,038,200	4,810	—	—	(63,248,150)	5,229,132	13,607,968	—	—	18,841,910
Beneficial conversion feature on convertible notes (Note 10)	—	—	—	—	—	—	(1,368,866)	—	—	(1,368,866)
Commitment fee paid to holders of convertible notes through issuance of treasury shares (Note 10)	—	—	—	—	(5,500,000)	765,397	(436,247)	—	—	329,150
Issuance of ordinary shares upon follow-on public offering, net of issuance cost (Note 13)	49,501,700	495	—	—	—	—	1,199,505	—	—	1,200,000
Exercise of share options (Note 15)	10,571,200	106	—	—	—	—	81,355	—	—	81,461
Share-based compensation	—	—	—	—	—	—	3,716,319	—	—	3,716,319
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	202,020	202,020
Balance at December 31, 2021	3,391,809,191	33,918	246,224,465	2,462	—	—	210,718,835	(214,842,438)	(1,912,896)	(6,000,119)

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2019	2020	2021
	US$	US$	US$
Cash flows from operating activities:
Net Loss	(36,846,061)	(47,366,729)	(13,877,363)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,005,008	3,769,273	3,772,121
Provision for allowance of doubtful accounts	4,104,458	359,252	240,658
Impairment loss of investment	500,032	—	248,140
Share-based compensation expense	3,662,485	5,337,041	3,716,319
Amortization of issuance cost and debt discounts related to convertible notes	—	—	5,647,358
Change in fair value of derivatives	—	—	(1,108,648)
Gain on disposal of property and equipment	(1,227)	(18,702)	(33,817)
Noncash lease expense	—	—	1,580,933
Share of loss in equity method investment	—	—	65,084
Changes in assets and liabilities:
Accounts receivable	(7,868,673)	524,312	6,993,094
Prepaid expenses and other current assets	(2,939,454)	(4,085,968)	1,397,809
Other non-current assets	280,438	(652,747)	177,780
Accounts payable	12,964,414	33,692,043	(48,466,953)
Accrued salary and benefits	1,089,969	2,802,408	(4,807,311)
Accrued expenses and other current liabilities	3,234,779	3,622,072	(2,178,255)
Operating lease liabilities	—	—	(1,839,838)
Deferred revenue	3,431,816	1,320,706	(2,429,459)
Other non-current liabilities	(282,263)	(154,719)	(141,341)
Net cash used in operating activities	(15,664,279)	(851,758)	(51,043,689)
Cash flows from investing activities:
Purchases of property and equipment and intangible assets	(4,760,874)	(2,919,854)	(1,464,575)
Proceeds from disposal of property and equipment	1,299	59,321	133
Purchases of short-term investments	(571,352)	(13,000,000)	—
Proceeds from maturity/sale of short-term investments	—	13,522,756	—
Purchases of long-term investments	—	(306,518)	(314,091)
Net cash used in investing activities	(5,330,927)	(2,644,295)	(1,778,533)
Cash flows from financing activities:
Proceeds from short-term borrowings	14,083,153	32,517,816	83,146,674
Repayment of short-term borrowings	(5,112,762)	(31,018,904)	(85,229,391)
Proceeds from issuance of ordinary shares upon exercise of options	326,503	304,259	81,339
Proceeds from issuance of convertible notes, net of debt discounts and issuance cost of US$2.8 million	—	—	27,175,000
Repayment of convertible notes	—	—	(4,181,918)
Proceeds from issuance of ordinary shares upon follow-on public offering	—	—	1,390,000
Cash paid to settle vested share options and restricted shares	—	(823,226)	—
Cash paid for issuance costs	(809,952)	—	(159,624)
Payment of share repurchase	(12,283,426)	(9,480,179)	(1,322,195)
Net cash (used in) provided by financing activities	(3,796,484)	(8,500,234)	20,899,885
Net decrease in cash, cash equivalents, and restricted cash	(24,791,690)	(11,996,287)	(31,922,337)
Cash, cash equivalents, and restricted cash at beginning of year	84,859,915	59,966,031	49,622,714
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(102,194)	1,652,970	730,832
Cash, cash equivalents, and restricted cash at end of year	59,966,031	49,622,714	18,431,209
Supplemental disclosure of cash flow information:
Income taxes paid	1,714	7,087	51,970
Interest paid	134,991	588,533	721,276
Cash paid for amounts included in the measurement of operating lease liabilities	—	—	1,666,271
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	—	—	199,474
Supplemental disclosure of noncash investing and financing activities:
Purchases of property and equipment included in payables	310,865	231,823	54,814
Conversion of convertible notes into ordinary shares	—	—	17,473,045
Deemed dividend from issuance of convertible notes	—	—	1,368,866
Commitment fees on convertible notes through issuance of treasury shares	—	—	329,150
Reconciliation in amounts on consolidated balance sheets:
Cash and cash equivalents	59,905,827	24,669,133	18,232,130
Restricted cash	60,204	24,953,581	199,079
Total cash, cash equivalents, and restricted cash	59,966,031	49,622,714	18,431,209

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Principal Activities

CooTek (Cayman) Inc. (the “Company”) was incorporated in the Cayman Islands on March 5, 2012. The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Group”) are a fast-growing mobile internet company with a global vision, offering mobile applications.

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

On October 2, 2018 the Group completed its initial public offering (“IPO”) in the United States and issued 4,350,000 American depositary shares representing 217,500,000 of the Group’s ordinary shares. Net proceeds from the IPO after deducting underwriting discount and offering costs were US$45.1 million.

2.Summary of Significant Accounting Policies

(a)          Basis of Presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group’s ability to generate cash flows from operations, and the Group’s ability to arrange adequate financing arrangements, including the renewal or rollover of its bank borrowings, to support its working capital requirements.

The Group has incurred net losses of US$47.4 million and US$13.9 million for the years ended December 31, 2020 and 2021, respectively. The accumulated deficit amounted to US$214.8 million as of December 31, 2021. Net cash used in operating activities were US$0.9 million and US$51.0 million for the years ended December 31, 2020 and 2021, respectively. As of December 31, 2021, the Group’s current liabilities exceed its current assets by US$11.2 million. Additionally, the Group received two non-compliance notifications from the New York Stock Exchange ("NYSE") related to its share price and market capitalization not meeting the minimum requirements. The potential cash redemption of the outstanding convertible notes and repayment of bank borrowings which had outstanding amounts of US$11.2 million and US$1.6 million, respectively as of December 31, 2021, will be triggered if delisting from NYSE occurs. With respect to the non-compliance notification related to Company's market capitalization, the Company submitted its business plan to NYSE to demonstrate its plan to cure the non-compliance, and such plan has been accepted by NYSE. However, the Company's subsequent quarterly financial information will be subject to the NYSE's review through July, 2023 for compliance with the goals and initiatives as outlined in Company's plan. Failure to achieve these goals will result in the Company being subject to NYSE trading suspension at the point when the goals or the initiatives are not met.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(a)          Basis of Presentation (Continued)

Such recurring losses, negative working capital and funding requirement relating to the potential redemption of its outstanding convertible notes and bank borrowings may raise substantial doubt about the Group’s ability to continue as a going concern, which indicates that it is probable that the Group will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued. The Group’s liquidity is dependent on its ability to enhance its operating cash flow, obtain capital financing from investors and borrowings from commercial banks to fund its general operations including its marketing activities. The Group’s ability to continue as a going concern is dependent on the following factors:

●	The successful implementation of a balanced growth strategy and an effective financial management which can contribute to the optimization of the operating cost and expense structure. To implement the plans, the Group plans to continue to improve the stickiness of its existing users by offering higher quality and diversified contents and user incentive program. In order to optimize cost structure and improve operating efficiency, the Group will continue to implement various measures to control its costs and expenses, by reducing various discretional expenditures, including spending on user acquisition, labor costs and other operating expenses. The Group plans to further strengthen the monetization capability by diversifying its revenue structure and improving the return on investment of its key products.
●	With respect to the non-compliance notification related to Company's average closing price, the Group plans to effect a reverse share split in May 2022 to cure this deficiency.
●	The Group will continue to seek external financing to improve its liquidity position to fund continuing operations, though there is no assurance that the Group will be successful in obtaining sufficient funding on terms acceptable to the Group.
●	While there can be no assurance that the Group will be able to refinance its short-term bank borrowings as they become due, historically, the Group has renewed its short term credit facility upon the maturity of the loans and believes the Group will continue to be able to do so.

Management has concluded, after giving consideration to its plans as noted above, that the Group has sufficient cash and liquidity to fund its operations for one year from the date of the issuance of the consolidated financial statements. Accordingly, the consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

(b)          Principles of Consolidation

The consolidated financial statements include the financial information of the Company, its wholly owned subsidiaries, its consolidated VIEs and VIEs’ subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

Applicable PRC laws and regulations currently limit foreign ownership of companies that provide internet content distribution services and any other restrictions. The Company is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Company are not eligible to engage in provisions of internet content or online services. The Group therefore conducts its online business through the following major consolidated VIEs:

●	Shanghai Chu Bao (CooTek) Information Technology Co., Ltd. (“Chu Bao”)
●	Shanghai Qiaohan Technology Co., Ltd. (“Qiaohan”)
●	Molihong (Shenzhen) Internet Technology Co., Ltd. (“Molihong”)

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(b)          Principles of Consolidation (Continued)

●	Shanghai Dengyong Information Technology Co., Ltd. (“Dengyong”)
●	Yingsun Information Technology (Ningbo) Co., Ltd. (“Yingsun”)*
●	Shanghai Qinglin Network Technology Co., Ltd. (“Qinglin”)

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

The Group believes that the contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	Revoke the business and operating licenses of the Company’s PRC subsidiaries and VIEs;
●	Discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and VIEs;
●	Limit the Group’s business expansion in China by way of entering into contractual arrangements;
●	Impose fines or other requirements with which the Company’s PRC subsidiaries and VIEs may not be able to comply;
●	Require the Company or the Company’s PRC subsidiaries or VIEs to restructure the relevant ownership structure or operations; or

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(b)          Principles of Consolidation (Continued)

●	Restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Group’s business and operations in China.

The following consolidated financial statement balances and amounts of the Group’s VIEs were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions among the Company, its subsidiaries and its VIEs.

	As of December 31,
	2020	2021
	US$	US$
ASSETS
Cash and cash equivalents	7,105,349	4,263,844
Restricted cash	138,964	139,080
Accounts receivable, net	16,115,202	6,911,955
Prepaid expense and other assets	7,912,712	6,677,808
Long-term restricted cash	21,689,436	—
Long-term investments	306,518	313,691
Property and equipment, net	36,422	159,514
Operating lease right-of-use assets	—	485,196
Other non-current assets	224,235	174,957
Total Assets	53,528,838	19,126,045
LIABILITIES
Accounts payable	43,099,067	13,149,951
Short-term bank borrowings	267,917	5,126,484
Accrued salary and benefits	694,225	145,698
Accrued expenses and other current liabilities	4,228,532	4,033,675
Deferred revenue	620,688	459,887
Operating lease liabilities, current	—	300,894
Operating lease liabilities, non-current	—	37,097
Total Liabilities	48,910,429	23,253,686

	For the years ended
	December 31,
	2019	2020	2021
	US$	US$	US$
Net revenues	91,701,068	355,516,582	101,383,320
(Loss) income from operations	(26,589,386)	1,310,310	(31,302,836)
Net (loss) income	(27,062,076)	1,805,819	(31,694,750)
Net cash provided (used in) by operating activities	11,577,601	17,304,417	(27,664,505)
Net cash used in investing activities	(21,502)	(344,681)	(475,661)
Net cash provided by (used in) financing activities	405,304	(163,132)	4,772,782

The VIEs’ assets are comprised of recognized and unrecognized revenue-producing assets. The recognized revenue producing assets mainly include purchased servers, which are presented in the account of “Property and equipment, net”. The unrecognized revenue-producing assets mainly consist of the Internet Content Provider license (“ICP” license), trademarks, copyrights and registered patents, which are not recognized in the consolidated balance sheets.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(b)          Principles of Consolidation (Continued)

Revenues of VIEs included in the consolidated financial statements mainly include revenue of advertising services. The VIEs contributed 52%, 81% and 37% of the Group’s consolidated net revenues for years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2020 and 2021, the VIEs accounted for an aggregate of 55% and 34% respectively, of the consolidated total assets, and 44% and 37% respectively, of the consolidated total liabilities.

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

(c)          Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements including but not limited to allowance for doubtful accounts, accruals for user incentive programs, valuation allowances of deferred tax assets, valuation of share-based compensation, and valuation of embedded derivative liabilities. Actual results may differ materially from those estimates.

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

Beginning January 1, 2019, the Group’s equity investments without readily determinable fair values, which do not qualify for Net Asset Value (“NAV”) practical expedient and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of Accounting Standards Update (“ASU”) 2016-01 Recognition and Measurement of Financial Assets and Liabilities (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus and minus changes resulting from observable price changes in orderly transactions for identical or similar investments. After management’s assessment of each of the long-term investments, management concluded that investments do not have readily determinable fair values, and elects the measurement alternative.

The Company measures equity method investments at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques using the best information available, and may include future performance projections, discount rate and other assumptions that are significant to the measurements of fair value. An impairment charge to these investments is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. During the years ended December 31, 2019, 2020 and 2021, the Group recognized nil, nil and US$0.25 million impairment loss of equity method investments, respectively.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(d)          Fair Value (Continued)

Financial instruments not reported at fair value include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable, other current liabilities, short-term borrowings, and convertible note payable (see Note 10). The embedded monthly redemption right of the convertible note was measured at fair value and the Group determined these recurring fair value measurements reside primarily within Level 3 of the fair value hierarchy because the absence of observable inputs used in Monte Carlo simulation. The significant inputs applied in Monte Carlo simulation include expected volatility, dividend yield and present value discount rate. The carrying amounts of other financial instruments as of December 31, 2020 and December 31, 2021 were considered representative of their fair values due to their short-term nature.

(e)           Foreign Currency Translation

The functional currency of the Company is the United States Dollar (“US$”). The functional currency of the VIEs and the VIEs’ subsidiaries in the PRC is Renminbi (“RMB”). The functional currency of all the other subsidiaries is US$.

Foreign currency transactions have been translated into the functional currency at the exchange rates prevailing on the date of transactions. Foreign currency denominated monetary assets and liabilities are re-measured into the functional currency at exchange rates prevailing on the balance sheet date. Exchange gains and losses are recorded in the statements of operations.

The Group has chosen the US$ as its reporting currency. Assets and liabilities have been translated using exchange rates prevailing on the balance sheet date. Equity accounts are translated at historical exchange rates. Income statement items have been translated using the average exchange rate for the year. Translation adjustments have been reported as cumulative translation adjustments and are shown as a component of other comprehensive (loss) income in the consolidated statements of comprehensive loss and consolidated statements of changes in shareholders’  equity (deficit).

(f)          Cash, Cash Equivalents and Restricted cash

Cash and cash equivalents consist of cash on hand, demand deposits and floating rate financial instruments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

As of December 31, 2021, the Group’s restricted cash represents amounts held in Group’s bank account as guarantee deposit for loan facility provided by the bank. Long-term restricted cash of US$21.7 million frozen by local authorities on the alleged illegal acts of certain customers were released upon the completion of investigations as of December 31, 2021.

(g)          Short-term Investments

Short-term investments primarily consist of the time deposits with maturities between three months and one year. The Group classifies the short-term investments as “held-to-maturity” securities and stated at amortized cost within Level 2.

For investments classified as held-to-maturity securities, the Group evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Company’s policy and ASC 320. The other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the investment’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. No impairment losses in relation to its short-term investments were recorded for the years ended December 31, 2019, 2020 and 2021.

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

(i)          Long-term Investments

Investments represent equity-method investments and equity investments without readily determinable fair value.

The Group accounts for equity investment in entities with significant influence but holds no controlling interest under equity-method accounting. Under this method, the Group’s pro rata share of income (loss) from investment is recognized in the consolidated statements of operation. When the Group’s share of loss in an equity-method investee equals or exceeds its carrying value of the investment in that entity, the Group continues to report its share of equity method losses in the statements of operation to the extent and as an adjustment to the carrying amount of its other investments in the investee. Equity-method investment is reviewed for impairment by assessing if the decline in market value of the investment below the carrying value is other-than-temporary. In making this determination, factors are evaluated in determining whether a loss in value should be recognized. These include consideration of the intent and ability of the Group to hold investment and the ability of the investee to sustain an earnings capacity, justifying the carrying amount of the investment. Impairment losses are recognized in impairment losses of investment when a decline in value is deemed to be other-than- temporary.

Investments in equity securities without readily determinable fair values are measured at cost minus impairment adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. An impairment loss is recognized in the consolidated statements of operation equal to the amount by which the carrying value exceeds the fair value of the investment.

The Group recognized US$500,032, nil and US$248,140 of impairment loss to write down the long-term investments for the years ended December 31, 2019, 2020 and 2021, respectively.

(j)          Property and Equipment, net

Property and equipment is recorded at cost less accumulated depreciation and impairment. Depreciation expense of long-lived assets is recorded as either cost of revenue or operating expenses, as appropriate. Depreciation is computed using the straight-line method over the following estimated useful lives by major asset category:

Electronic equipment	3 years
Office equipment and furniture	3 - 5 years
Motor vehicles	3 years
Leasehold improvements	Shorter of the lease term or expected useful life

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(j)          Property and Equipment, net (Continued)

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

(l)          Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Factors considered important that could result in an impairment review include, but are not limited to, significant under-performance relative to historical or planned operating results, significant changes in the manner of use or expected life of the assets or significant changes in business strategies. An impairment analysis is performed at the lowest level of identifiable cash flows for an asset or asset group based on valuation techniques such as discounted cash flow analysis. An impairment charge is recognized when the estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset, if any, are less than the carrying value of the asset net of other liabilities. The estimation of future cash flows requires significant management judgment and actual results may differ from estimated amounts. No impairment was recognized for the years ended December 31, 2019, 2020 and 2021.

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

(n)         Revenue Recognition

Mobile Advertising

The Group generates substantially all of its revenue through mobile advertising and recognizes the revenue according to ASC Topic 606.

The Group provides advertising services to customers for promotion of their brands and products through its mobile applications, including a portfolio of content-rich mobile applications. The Group has two general pricing models for its advertising products: cost over a time period and cost for performance basis including per impression basis. For advertising contracts over a time period, the Group generally recognizes revenue ratably over time, because the customer simultaneously receives and consumes the benefits as the Group performs throughout a fixed contract term. For contracts that are charged on the cost for performance basis, the Group charges an agreed-upon fee to its customers determined based on the effectiveness of advertising links, which is typically measured by clicks, transactions, installations, user registrations, and other actions originating from the Group’s mobile applications. Revenue is recognized at a point in time when there is an effective click, transaction, installations, user registrations, and other actions originating from the Group’s mobile applications. For contracts that are charged on the cost per impression basis, the Group recognizes the revenue at a point in time when the impressions are delivered. Revenue for performance-based advertising services is recognized at a point in time when all the revenue recognition criteria are met.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(n)         Revenue Recognition (Continued)

For certain of the Group’s advertising service arrangements, customers are required to pay a deposit before using Group’s services. Deposits received are recorded as deferred revenue on the consolidated balance sheets. Service fees due to the Group are deducted from the deposited amounts when performance criteria have been satisfied.

Others

The Group also generates other revenues through VIP user subscription fee, licensing of online literature works and licensing of its portfolio products. The revenue is recognized when service is rendered.

Sales Incentives

The Group provides sales incentives to certain customers in the form of sales rebates which entitle them to receive reductions in the price. The Group accounts for these incentives granted to customers as variable consideration and records it as reduction of revenue. The amount of variable consideration is measured based on the most likely amount of incentives to be. For the years ended December 31, 2019, 2020 and 2021, the rebates recorded by the Group were US$6,473,774, US$54,320,688 and US$10,897,346, respectively.

Disaggregation of Revenue

In the following table, revenue is disaggregated by revenue streams and geographic location of customers’ headquarters.

	For the years ended December 31,
	2019	2020	2021
	US$	US$	US$
Revenue:
Advertising revenue	175,040,033	438,384,470	267,266,716
Other revenue	2,843,072	3,120,761	4,879,105
Total	177,883,105	441,505,231	272,145,821

	For the years ended December 31,
	2019	2020	2021
	US$	US$	US$
PRC	121,105,976	413,141,394	232,300,929
USA	53,469,745	22,192,632	30,023,116
Others	3,307,384	6,171,205	9,821,776
Total	177,883,105	441,505,231	272,145,821

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

	Accounts Receivable	Deferred Revenue
	US$	US$
Opening Balance as of January 1, 2020	27,254,634	3,887,908
Increase (decrease), net	872,712	(556,397)
Ending Balance as of December 31, 2020	28,127,346	3,331,511
Decrease, net	(6,644,244)	(1,388,343)
Ending Balance as of December 31, 2021	21,483,102	1,943,168

Revenue amounted US$3,862,177 and US$3,301,256 were recognized in the years ended December 31, 2020 and 2021, respectively, which were included in the balance of deferred revenue at the beginning of each year.

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

(o)          Cost of Revenue

Cost of revenues consists of direct costs primarily relating to generating advertising revenue, which includes bandwidth costs and cloud service costs, content costs paid to signed authors and third-party content providers for the publishing and licensing of relevant online literature works, third-party outsourcing fees for checking online literature works and producing audio and video, depreciation expenses and service fees for internet data center, and salary and benefits expenses of operation and maintenance department.

(p)          Research and Development Expenses

Research and development expenses primarily consist of (1) salary and benefits expenses incurred in the research and development of new products and new functionality, and (2) general expenses and depreciation expenses associated with the research and development activities.

Expenditures incurred during the research phase are expensed as incurred and no research and development expenses were capitalized as of December 31, 2019,2020 and 2021.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(q)          Sales and Marketing Expenses

Sales and marketing expenses primarily consist of advertising and promotion expenses, expenses incurred for the user incentive programs, salaries and benefits of sales and marketing personnel and fees paid to mobile device manufacturers to pre-install the Group’s smart input products. Advertising and promotion expenses which mainly include user acquisition costs that represent payment to the third parties for online user acquisition of the Group’s products via social media and demand-side platforms amounted to US$147,798,957, US$408,131,372 and US$145,992,236 for the years ended December 31, 2019, 2020 and 2021, respectively.The Group launched the user incentive programs for its registered users in its various applications to enhance user engagements.

(r)           Leases

The Group leases office space in different cities in PRC and USA under non-cancellable operating lease agreements that expire at various dates through December 2023. Before January 1, 2021, the Group applied the ASC 840, Leases, under which each lease is classified at the inception date as either a capital lease or an operating lease. All the Group’s leases were classified as operating lease under ASC 840.

Effective January 1, 2021, the Group adopted ASU No. 2016-02 “Leases” (“ASC 842”) using the modified retrospective approach. The Group elected the transition package of practical expedients permitted within the standard, which allowed it not to reassess initial direct costs, lease classification, or whether the contracts contain or are leases for any leases that existed prior to January 1, 2021. The Group also elected the short-term lease exemption for all contracts with an original lease term of 12 months or less. Upon the adoption, the Group recognized operating lease right of use (“ROU”) assets of US$2,563,151 with corresponding lease liabilities of US$2,470,968 on the consolidated balance sheets. The operating lease ROU assets include adjustments for prepayments. The adoption did not impact the Group’s beginning retained earnings as of January 1, 2021, or the Group’s prior years’ financial statements.

Under ASC 842, the Group determines whether an arrangement constitutes a lease and records lease liabilities and ROU assets on its consolidated balance sheets at the lease commencement. The Group measures the operating lease liabilities at the commencement date based on the present value of remaining lease payments over the lease term, which is computed using the Group’s incremental borrowing rate, an estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the lease term. The Group measures the operating lease ROU assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense based on lease payments on a straight-line basis over the lease term after the lessor makes the underlying asset available to the Group. Some of the Group’s lease contracts include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group does not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

The Group incurred operating lease costs amounting to US$1,426,926 and US$1,680,814 (excluding US$64,559 for short-term leases not capitalized as ROU assets) for the years ended December 31 2020 and 2021, respectively. Cash payments against operating lease liabilities were US$1,666,271 for the year ended December 31,2021.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(r)          Leases (Continued)

As of December 31, 2021, Group’s operating leases had a weighted average remaining lease term of 1.0 years and a weighted average discount rate of 6.0%. Future lease payments under operating leases as of December 31, 2021 were as follows:

As of December 31,
2021
US$
2022	834,315
2023	105,216
Total lease payment	939,531
Less: imputed interest	(26,764)
Total lease liability balance	912,767
Less: Operating lease liabilities, current	(809,610)
Long-term operating lease liabilities	103,157

As of December 31, 2020, the future minimum lease payments under the Group’s non-cancelable operating lease agreements based on ASC 840 are as follows:

As of December 31,
2020
US$
2021	1,650,102
2022	947,794
2023	62,003
Total lease commitment	2,659,899

(s)          Convertible Notes, Beneficial Conversion Feature (“BCF”) and Redemption Feature

The Group issued convertible notes in January and March 2021. The Group has evaluated whether the conversion feature of the notes is considered an embedded derivative instrument subject to bifurcation in accordance with Topic 815, Derivatives and Hedging (“ASC 815”), Accounting for Derivative Instruments and Hedging Activities. Based on the Group’s evaluation, the conversion feature is not considered an embedded derivative instrument subject to bifurcation as conversion option does not provide the holder of the notes with means to net settle the contracts. Convertible notes, for which the embedded conversion feature does not qualify for derivative treatment, are evaluated to determine if the effective rate of conversion per the terms of the convertible note agreement is below market value. In these instances, the value of the BCF is determined as the intrinsic value of the conversion feature is recorded as deduction to the carrying amount of the notes and credited to additional paid-in-capital. The value of the BCF is recorded in the financial statements as a debt discount from the face amount of the notes, which is then accreted to interest expense over the life of the related debt using the effective interest method. The Group presents the occurred debt issuance costs as a direct deduction from the convertible note rather than as an asset. Amortization of the costs is reported as interest expense. At the date of above conversion, the remaining amount has been fully amortized to interest expense.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(s)          Convertible Notes, Beneficial Conversion Feature (“BCF”) and Redemption Feature (Continued)

The convertible notes issued in March 2021 also include a monthly redemption feature which trigger a mandatory monthly redemption of a portion of the principal amount plus an 8% redemption premium and accrued and unpaid interest to be redeem in cash, the shares of the Group or a combination of both at the option of the Group if certain conditions relating to trading prices of the Group’s shares are not met (“Monthly Redemption”). The Group has evaluated whether the Monthly Redemption feature is considered an embedded derivative instrument subject to bifurcation in accordance with ASC 815, Accounting for Derivative Instruments and Hedging Activities. Based on the Group’s evaluation, the monthly redemption has an underlying based on the fair value of the Group’s shares. An underlying that is based on common stock is not considered to be clearly and closely related to a debt host instrument, therefore, the Monthly Redemption feature should be separately accounted for as a standalone derivative under ASC 815. This derivative is presented at fair value with change in fair value recognized in earnings. For the convertible note issued with this derivative, a portion of the note’s proceed is allocated to the derivative based on the fair value at the date of the issuance. The allocated fair value for the derivative is recorded as a debt discount from the face amount of the notes, which is then accredited to interest expense over the life of the related debt using the effective interest method.

(t)          Income Taxes

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

The actual benefits that are ultimately realized may differ from estimates. As each audit is concluded, adjustments, if any, are recorded in the financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2019,2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(u)          Employee Contribution Plan

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

(v)         Share-based Compensation

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

(w)          Comprehensive Loss

Comprehensive Loss includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, the Group’s total comprehensive loss includes net loss and foreign currency translation adjustments.

(x)         Loss per Share

Basic loss per share are computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(x)         Loss per Share (Continued)

Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consists of the ordinary shares issuable upon the conversion of the convertible notes (using the if-converted method), ordinary shares issuable upon the exercise of share options and vest of non-vested restricted share units (using the treasury stock method).

(y)          Concentration and risks

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

The following customers accounted for 10% or more of revenue:

	For the years ended
	December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%
Company A	51,013,296	28.68%	*	*	*	*
Company B	28,417,379	15.98%	*	*	*	*
Company C	21,988,975	12.36%	*	*	*	*
Company D	21,335,698	11.99%	*	*	*	*
Company E	*	*	115,829,770	26.24%	75,896,207	27.89%
Company F	*	*	58,667,031	13.29%	68,943,513	25.33%

* Less than 10%.

The following customers accounted for 10% or more of accounts receivable:

	As of December 31,
	2020		2021
	US$	%	US$	%
Company E	7,498,563	25.60%	7,233,559	31.93%
Company F	11,559,398	39.47%	2,299,038	10.15%
Company G	*	*	2,298,864	10.15%

*Less than 10%.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(y)          Concentration and risks (Continued)

Concentration of Vendors

The Group uses certain vendors to acquire users and those cost are recorded as sales and marketing expenses. Vendors accounted for 10% or more are listed as below:

	For the years ended December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%
Company H	*	*	*	*	24,058,293	12.02%
Company I	*	*	*	*	22,034,256	11.00%
Company J	*	*	52,426,534	12.53%	*	*

* Less than 10%.

The following vendors accounted for 10% or more of accounts payable:

	As of December 31,
	2020		2021
	US$	%	US$	%
Company G	*	*	5,560,854	20.03%
Company H	*	*	4,913,194	17.70%
Company I	*	*	4,041,705	14.56%
Company K	16,072,255	21.11%	*	*
Company J	9,461,038	12.43%	*	*
Company L	7,604,056	10.00%	*	*

* Less than 10%.

Business and Economic Risks

The Group participates in the dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations and cash flows: changes in the overall demand for services and products; competitive pressures due to existing and new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; copyright regulations; brand maintenance and enhancement; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth.

The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange in the PRC, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents and restricted cash denominated in RMB amounted to RMB 280,266,558 (amounted to US$42,953,388) and RMB 87,782,986 (amounted to US$13,768,368) as of December 31, 2020 and 2021, respectively.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(z)          Recent Accounting Pronouncements

New accounting pronouncements recently adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on their balance sheet for all leases with terms beyond twelve months. Effective January 1, 2021, the Group adopted the requirements of this ASU using the modified retrospective approach with comparative periods continuing to be reported under Topic 840. The Group elected the transition package of practical expedients permitted within the standard. As a result, the Group did not reassess initial direct costs, lease classification, or whether the contracts contain or are leases. The consolidated financial statements for the year ended December 31, 2021 are presented under the new standard, while comparative periods presented have not been adjusted and continue to be reported in accordance with the previous standard.

In December 2019, the FASB has issued ASU No. 2019-12, Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes. The guidance issued in this update simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition for deferred tax liabilities for outside basis differences. This ASU also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Group has adopted the guidance on January 1, 2021. There was no material impact on the consolidated financial statements and related disclosures as a result of adopting this new standard.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years for smaller reporting companies (as defined by the U.S. Securities and Exchange Commission) and other non-SEC reporting entities and early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Group has adopted this guidance on January 1, 2021 and it did not have a material impact on its consolidated financial statements and related disclosures.

New accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU provides more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. This ASU is effective for annual and interim periods beginning after December 15, 2019 for the public business entities. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. In November 2019, the FASB issued ASU No. 2019-10 which delayed the effective date of ASU 2016-13 for smaller reporting companies and other non-SEC reporting entities to fiscal years beginning after December 15, 2022, including interim periods within those fiscal periods. Early adoption is permitted. The Group is currently assessing the impact the guidance will have on its consolidated financial statements.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.Accounts Receivable, net

Accounts receivable, net, consisted of the following:

	As of December 31,
	2019	2020	2021
	US$	US$	US$
Accounts receivable	29,028,826	29,289,301	22,651,618
Allowance for doubtful accounts:
Balance at beginning of the year	(1,286,120)	(1,774,192)	(1,161,955)
Additions charged to bad debt expense	(4,104,458)	(359,252)	(34,005)
Write-off	3,616,076	964,474	28,367
Foreign exchange effect	310	7,015	(923)
Balance at end of the year	(1,774,192)	(1,161,955)	(1,168,516)
Accounts receivable, net	27,254,634	28,127,346	21,483,102

4.Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the followings:

	As of December 31,
	2020	2021
	US$	US$
Value added tax recoverable	5,498,400	5,294,393
Other receivables	3,875,800	2,790,875
Advance to suppliers	882,793	1,368,850
Others	1,816,233	1,410,162
Prepaid expenses and other current assets	12,073,226	10,864,280

5.Property and Equipment, net

Property and equipment, net, consisted of the followings:

	As of December 31,
	2020	2021
	US$	US$
Electronic equipment	12,729,696	13,572,581
Office equipment and furniture	363,163	325,449
Motor vehicles	82,470	242,605
Leasehold improvements	1,714,381	1,764,589
Construction in progress	5,811	—
Total	14,895,521	15,905,224
Less: Accumulated depreciation	(9,501,779)	(12,817,015)
Property and equipment, net	5,393,742	3,088,209

For the years ended December 31, 2019, 2020 and 2021, depreciation expenses were US$2,958,276, US$3,639,269 and US$3,619,036, respectively.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.Intangible Assets, net

Intangible assets, net consist of the following:

	As of December 31,
	2020	2021
	US$	US$
Purchased software	566,123	591,920
Others	8,964	—
Less: Accumulated amortization	(178,592)	(342,954)
Intangible Assets, net	396,495	248,966

Amortization expense of intangible assets for the years ended December 31, 2019, 2020 and 2021 amounted to US$46,732, US$130,004 and US$153,085, respectively. Estimated amortization expenses of the existing intangible assets for each of the five years ending December 31, 2026 and thereafter is US$151,592, US$80,016, US$17,358, nil and nil respectively.

7.Long-term Investments

In April 2020, the Group partnered with an unrelated third party investor to form a privately-held investing company in limited partnership, of which the Group holds 4% equity interest. The business is to invest enterprises in high-tech industries. The Group measures its equity securities without a readily determinable fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. No impairment was recognized for the year ended December 31,2021.

In April 2021, the Group acquired 13.33% equity interests in a privately-held company for cash consideration of US$0.3 million, which the Group plans to hold for long term investment purpose. The Group accounts for equity investment in entities with significant influence but does not own a majority equity interest or otherwise control under equity-method accounting. The Group records equity method adjustments in share of profits and losses and continually reviews equity method investments to determine whether a decline in fair value to below the carrying value is other-than-temporary. The Group recognized a share of loss in equity method investment of US$0.07 million and a full impairment of US$0.25 million on this investment for the year ended December 31, 2021.

8.Short-term Borrowings

In July 2016, the Group entered into a credit facility agreement with a commercial bank under which the Group can draw-down up to US$6.0 million by October, 2018. In June 2020, the Group renewed the bank credit facility under which the Group can borrow up to US$11.0 million collateralized by its accounts receivable by June 2021. The interest rate for this credit facility is the Loan Prime Rate (“LPR”) plus 1.30%. Cash amount of US$3.1 million has been deposited in the bank as guarantee as of December 31, 2020. In 2020, the Group has aggregately drawn down the credit facility of US$28.8 million and repaid US$24.1 million, and the weighted average interest rate for borrowings drawn under such credit facility was 5.15%.In June 2021, the Group renewed the bank credit facility under which the Group can borrow up to US$10.0 million collateralized by its accounts receivable by June 2022, which contains maximum quarterly net loss and maximum monthly debt ratio as financial covenants. The interest rate for this credit facility is the LPR plus 1.30%. No guarantee has been deposited in the bank as of December 31, 2021. In 2021, the Group has aggregately drawn down the credit facility of US$74.7 million and repaid US$79.8 million with the weighted average interest rate of 5.15%.

In March 2021, the Group entered into two short-term interest-free loan agreements with a local Hi-tech industrial park, under which the Group received a total of US$5.4 million and fully repaid the amount by the end of August 2021.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.Short-term Bank Borrowings (Continued)

In July 2021, the Group entered into a credit facility agreement with a commercial bank under which the Group can draw down up to US$1.6 million by July 2022, which contains maximum external investment and debt financing as financial covenants for its subsidiary. In December 2021, the Group entered into a loan agreement with another commercial bank under which the Group can draw down US$1.6 million once by December 31,2021, which contains minimum net income and minimum operating cash inflow for its subsidiary as financial covenants, and minimum annual active user for the Group as operating covenant. The interest rates for these two agreements are the LPR. In 2021, the Group has drawn down US$1.6 million without repayment under each of the two agreements.

As of December 31, 2021, the Group is in compliance of the financial covenants and there was no unused facilities under these agreements.

9.Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2020	2021
	US$	US$
Other tax payables (Note 1)	4,386,517	739,896
Accruals for user incentive programs	—	3,756,933
Accrued expenses (Note 2)	2,772,237	3,034,970
Accrued loss contingencies relating litigation and asserted claims	2,872,150	166,887
Others	655,614	364,289
Total	10,686,518	8,062,975

Note 1: Other tax payables mainly consisted of value-added tax payable of US$3.5 million and US$0.4 million as of December 31, 2020 and 2021, and other taxes such as individual income tax and stamp duty tax.

Note 2: Accrued expenses mainly consisted of accrued professional service fees and other miscellaneous expenses related to marketing and operation activities.

10.Convertible notes and Standby Equity Distribution Agreement

January 2021 Note

On January 19, 2021, the Group issued a convertible note for a principle amount of US$10.0 million with a 3% discount, an annual interest rate of 5% and a maturity date of January 19, 2022, refer to as the “January 2021 Note”. The Group received a cash proceed of US$8.9 million from this issuance. The note is convertible into the Group’s shares at the option of the holders based on a conversion prices determined to be the lower of (1) US$4.20 per ADS, or (2) 88% of the lowest daily volume weighted average trading price (“VWAP”) of the Group’s ADSs during the ten consecutive trading days immediately preceding the conversion date or other date of determination.

The January 2021 Note also include provision which require the Group to pay the note holders a commitment fee of 1,750,000 ordinary shares at the date of closing which is considered to be further discount on the note provided to the debt holders. The Group settle this commitment fee by issuing 1,750,000 ordinary shares out of treasury shares to the convertible note holders. The Group has recognized this commitment fees amounted to US$0.1 million determined based on the fair value of shares issued at the date of closing as a part of debt discount.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.Convertible notes and Standby Equity Distribution Agreement (Continued)

The note has been fully converted to 196,665,850 ordinary shares with a conversion price of US$0.0508 per ordinary share during three-month period ended March 31, 2021. The Group recorded a beneficial conversion feature amounted to US$1.4 million representing the difference between the conversion price and the fair value per share as deemed dividend relating to this conversion as the conversion price is determined to be lower than fair value at the date of conversion.

Loan discount of US$0.4 million and issuance costs of US$0.7 million relating to the January 2021 Notes are being amortized to interest expense using effective interest method.

March 2021 Note

On March 19, 2021, the Group issued a convertible note for a principle amount of US$20.0 million with a 2% discount, an annual interest of 5% per year, a floor price of US$0.75 per ADS and a fixed conversion price of US$5.0 per ADS, refer to as the “March 2021 Note”. The maturity date of the March 2021 Note is March 19, 2022. The Group received a cash proceed of US$18.2 million from this issuance.

The March 2021 Note also include provision which require the Group to pay the note holders a commitment fee of 3,750,000 ordinary shares at the date of closing which is considered to be further discount on the note provided to the debt holders. The Group settled this commitment fee by issuing 3,750,000 ordinary shares out of treasury shares to the convertible note holders. The Group has recognized this commitment fees amounted to US$0.2 million determined based on the fair value of shares issued at the date of closing as a part of debt discount.

During the time that any portion of this Note is outstanding, if any event of default such as cease to be listed for trading in NYSE for 10 consecutive trading days has occurred and is continuing, the full unpaid principal amount of this note, together with interest and other amounts owing in respect thereof, to the date of acceleration shall become at the holder’s election, immediately due and payable in cash.

Beginning from June 1, 2021 and continuing on the first day of each calendar month thereafter through January 2022 as set forth on the redemption schedule, a portion of the principal amount plus an 8% redemption premium and plus accrued and unpaid interest will be subject to redemption in cash, ADSs through conversion of the note or a combination of both at the Group’s option in the event that the daily VWAP on each of the five consecutive trading days immediately prior to the redemption date does not exceed a price equal to 108% of the fixed conversion price (the “Monthly Redemption”). In the event that the daily VWAP on each of the five consecutive trading days immediately prior to the scheduled redemption date exceeds a price equal to 108% of the fixed conversion price, then no Monthly Redemption shall be due on such scheduled redemption date. If the daily VWAP is less than the floor price for a period of 5 consecutive trading days, then the interest rate shall increase to an annual rate of 15%.

In accordance with ASC 815, the Group determined that the Monthly Redemption feature is an embedded financial instrument which requires bifurcation from the host debt instrument. The Group performs a valuation with the assistance of a third party appraiser to evaluate fair value of the embedded derivative associated with this note at the date of issuance and subsequently at each reporting date. Initially, the Group recorded a derivative liability of US$1,662,355 relating to the Monthly Redemption feature based on its fair value at the date of issuance. A portion of the note’s proceed is allocated to the derivative based on the fair value at the date of the issuance. The allocated fair value for the derivative is recorded as a debt discount from the face amount of the notes, which is then accredited to interest expense over the life of the related debt using the effective interest method. This derivative liability is revalued at each reporting date and immediately prior to conversion with changes in fair value recorded to fair value change at derivative liabilities in the statement of operations. As of December 31, 2021, the fair value of the derivative liability is determined to be US$553,707 and the gain of US$1,108,648 representing the change in fair value has been recorded in earnings for the year ended December 31, 2021.

Total discount of US$2 million and issuance costs of US$1.6 million relating to the March 2021 Notes are being amortized to interest expense using effective interest method.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.Convertible notes and Standby Equity Distribution Agreement (Continued)

On October 29, 2021, the Group agreed with the investor that the maturity date of the March 2021 Note was extended to August 31, 2022 from March 19, 2022. The redemption period was extended to August 2022 and the redemption amounts from September 2021 to August 2022 were amended as well. The fixed conversion price was changed from $0.1 per ordinary shares to $0.06 per ordinary shares, and the floor price was changed from $0.015 per ordinary shares to $0.01 per ordinary shares. The Group has evaluated the changes to the March 2021 Notes in accordance with ASC 470-50, Debt – Modifications and Extinguishments and determined the new terms of the notes are not substantially different from the original terms. Accordingly, these changes are accounted for as modification with an application of new effective interest rate on the March 2021 Notes starting in October 2021.

Monthly Redemption has been effective since June 2021. As of December 31, 2021, the Group redeemed the loan principle, redemption premium and unpaid interests total amounted to US$7.4 million through issuance of 347,620,500 ordinary shares with a weighted average conversion price of US$0.0214 per ordinary shares and US$4.2 million through cash payments.

Standby Equity Distribution Agreement with YA II PN, Ltd.

On January 22, 2021, the Company entered into a standby equity distribution agreement (the “SEDA”) with this investor pursuant to which the Company has an option to sell up to US$20.0 million of its ADSs solely at the Company’s request any time during the 36 months following the date of the SEDA at a price determined to be at 90% of the market price, which is defined as the lowest daily VWAP of the Company’s ADSs during the five consecutive trading days commencing on the trading day following the date the Company submits an advance notice to this investor. As of December 31, 2021 the outstanding equity financing available was US$20.0 million.

11.Other Operating Income (Loss), net

	For the year ended December 31,
	2019	2020	2021
	US$	US$	US$
Government subsidies	917,223	2,026,269	4,231,406
(Provision) reversal of contingent losses	(95,857)	(2,776,293)	254,833
Compensation payments	—	(1,587,473)	—
Others	50,903	62,990	(32,777)
Total	872,269	(2,274,507)	4,453,462

Other operating income, net for the year ended December 31, 2021, primarily consisted of government subsidies and the reversals of accrued contingent losses for an intellectual property infringement lawsuit upon the settlement result in December 2021.

12.Income Taxes Expenses

For the years ended December 31, 2019, 2020 and 2021, income tax expenses were US$1,714, US$7,087 and US$51,970, respectively.

Cayman Islands

CooTek (Cayman) Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, CooTek (Cayman) Inc. is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.Income Taxes Expenses (Continued)

USA

The Group’s subsidiaries incorporated in U.S. are subject to U.S. federal corporate income tax at a rate of 21%, and also subject to state income tax in California.

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

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries and VIEs incorporated in the PRC are subject to statutory rate of 25% with the exception of Chu Le. Chu Le is a foreign-invested enterprise established in June, 2012 located in Shanghai, China. Chu Le obtained the High and New Technology Enterprise (“HNTE”) certificate in 2020, valid for a period of 3 years from 2020 to 2022. For the years ended December 31, 2020 and 2021, Chu Le was eligible for a preferential tax rate of 15%.

(Loss) income before income taxes consists of:

	For the years ended December 31,
	2019	2020	2021
	US$	US$	US$
PRC	(16,601,650)	(21,862,391)	15,109,493
HK	(14,046,405)	(9,697,599)	8,228,582
US	(2,744,517)	(9,297,488)	(24,846,729)
Cayman	(3,451,775)	(6,502,164)	(12,251,655)
Total	(36,844,347)	(47,359,642)	(13,760,309)

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.Income Taxes Expenses (Continued)

PRC (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group has no deferred tax liabilities. The Group’s deferred tax assets were as follows:

	As of December 31,
	2019	2020	2021
	US$	US$	US$
Deferred tax assets:
Net operating loss carry-forward	18,196,880	22,456,244	30,042,281
Accrued expenses	3,833,970	1,082,761	331,770
Advertising fees	10,854,554	23,293,389	18,287,319
Deferred subsidies and revenue	70,193	507,414	—
Provision for doubtful accounts	515,870	204,936	197,592
Depreciation difference of property, plant and equipment	109,385	530,685	965,052
Impairment loss	82,505	82,505	161,993
Total deferred tax assets	33,663,357	48,157,934	49,986,007
Valuation allowance on deferred tax assets	(33,663,357)	(48,157,934)	(49,986,007)
Net deferred tax assets	—	—	—

As of December 31, 2021, the PRC companies had tax loss carry forwards amounted to US$62,405,196, of which US$15,383,159, US$810,090, US$3,057,392, US$1,558,187, US$25,082,351 and US$16,514,017 will expire in 2021, 2022, 2023, 2024, 2025 and thereafter, respectively. As of December 31, 2021, the companies incorporated in Hong Kong and USA had tax loss carry forwards of US$28,519,536 and US$32,691,014, which can be offset taxable loss in the future without any time restriction.

The Group operates its business through its subsidiaries and VIEs. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2019, 2020 and 2021, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not.

The changes in valuation allowance are as follows:

	For the years ended December 31,
	2019	2020	2021
	US$	US$	US$
Balance at the beginning of the year	25,704,005	33,663,357	48,157,934
Movement	8,051,215	14,496,600	1,834,481
Tax loss carry forwards expired	(91,863)	(2,023)	(6,408)
Balance at the end of the year	33,663,357	48,157,934	49,986,007

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.Income Taxes Expenses (Continued)

PRC (Continued)

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC, will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Group and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Group and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a statutory income tax rate of 25%. The Group is not subject to any other uncertain tax position.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million, equivalent to US$ 15,685, is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to the calendar year of 2021, the Group is subject to examination of the PRC tax authorities.

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

Aggregate accumulated deficit of the Group’s subsidiaries and VIEs located in the PRC was approximately US$93,453,672, US$115,319,815 and US$100,275,583 as of December 31, 2019, 2020 and 2021, respectively. Aggregate accumulated deficit of the Group’s subsidiaries located in Hong Kong was approximately US$27,463,453, US$37,179,946 and US$28,520,674 as of December 31, 2019, 2020 and 2021, respectively. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Group as of December 31, 2019, 2020 and 2021.

Reconciliations of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2019, 2020 and 2021 are as follows:

	For the years ended December 31,
	2019	2020	2021
Statutory income tax rate	25%	25%	25%
Valuation allowance	(26)%	(25)%	(5)%
Additional tax deduction	6%	4%	11%
Effect of different tax rate of subsidiary operation in other jurisdiction	(5)%	(4)%	(9)%
Non-Deductible expense	—	—	(22)%
Effective tax rate	—	—	—

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.Ordinary Shares

During the year ended December 31, 2021, the Group issued 196,665,850 and 347,620,500 Class A ordinary shares with a weighted average conversion price of US$0.0508 and US$0.0214 per share upon conversion of January and March 2021 convertible notes, respectively.

On August 16, 2021, the Company entered into a securities purchase agreement with a third party investor under which it issued 49,501,700 Class A ordinary shares with the price of US$ 0.0303 per share, totaling to US$1.4 million net proceeds deducting underwriting discount and issuance costs.

14.Treasury Shares

Treasury shares represent shares repurchased by the Group that are no longer outstanding and are held by the Group. For the year ended December 31, 2020 and 2021, under the repurchase plan, the Group had repurchased an aggregate of 83,854,891 and 24,237,100 Class A ordinary shares on the open market for a total cash consideration of US$ 9,480,179 and US$ 1,322,195, respectively, which were accounted for as the cost of the treasury shares. The repurchase plan was terminated on May 17, 2021.

As of December 31, 2020, 135,205,591 treasury shares have been cancelled. As of December 31, 2021, 68,748,150 treasury shares have been reissued for the conversion of convertible notes and commitment fee for the issuance of convertible notes to the convertible note holders.

15.Share-based Compensation

In August 2012, the Group’s board of directors adopted the share incentive plan (“2012 Option Plan”). Under the 2012 Option Plan, the Group’s shareholders have authorized the issuance of up to 75,268,817 ordinary shares underlying all options (including incentive share options, or ISOs), restricted shares and restricted share units granted to a participant under the plan, or the awards. The 2012 Option Plan was amended in October 2012 to increase the maximum aggregate number of ordinary shares to 155,631,013 Shares. The 2012 Option Plan was amended in July 2014 to increase the maximum aggregate number of ordinary shares to 266,153,637 Shares.

In August 2018, the Group’s board of directors adopted the 2018 Share Incentive Plan (“2018 Plan”). The maximum aggregate number of shares which may be issued under the 2018 Plan shall initially be 2.0% of the total number of shares issued and outstanding immediately following the completion of IPO, plus an annual increase on the first day of each of the first five (5) complete fiscal years after the completion of IPO and during the term of this plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to 2.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting).

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

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.Share-based Compensation (Continued)

Share Options (Continued)

The Group uses the binomial option pricing model and the following assumptions to estimate the fair value of the options at the date of granted.

	Year ended December 31
	2020	2021
Average risk-free rate of interest	0.67%	1.47%
Expected volatility	43.15%-43.38%	41.8%
Dividend yield	0%	0%
Contractual term	10 years	10 years
Fair value of the underlying shares on the date of option grants	0.05-0.13	0.009-0.0508

On November 6, 2018, the Board of Directors approved an option modification to reduce the exercise price of certain options granted to employees. All other terms of the share options granted remain unchanged. The modification resulted in incremental compensation cost of US$285,661, of which US$87,904, US$52,216 and US$8,623 was recorded during the years ended December 31, 2019, 2020 and 2021, respectively. Due to the termination of employment, the Group will not recognize the rest of unvested amount of the modified options.

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

A summary of the aggregate option activity and information regarding options outstanding as of December 31, 2021 is as follows:

			Weighted
		Weighted	average
		average	remaining	Aggregate	Weighted
	Number of	exercise	contractual	intrinsic	average grant
	options	price	term	value	date fair value
		US$		US$	US$
Outstanding on January 1, 2021	290,614,107	0.02	6.62	11,551,153	0.06
Granted	145,165,500	0.00			0.03
Forfeited	(96,921,541)	0.00			0.07
Exercised	(10,571,200)	0.01			0.05
Outstanding on December 31, 2021	328,286,866	0.02	6.50	2,461,623	0.05
Options exercisable on December 31, 2021	160,478,415	0.05	3.80	447,922	0.04
Vested or expected to vest as of December 31, 2021	328,286,866	0.02	6.50	2,461,623	0.05

The weighted average grant date fair values of options granted during the years ended December 31, 2020 and 2021 were US$0.10 and US$0.03, respectively.

For the year ended December 31, 2020, 16,397,050 of options were exercised with an aggregate intrinsic value of US$460,369. For the year ended December 31, 2021, 10,571,200 of options were exercised with an aggregate intrinsic value of US$ 66,014.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.Share based Compensation (Continued)

Share Options (Continued)

For the years ended December 31, 2019, 2020 and 2021, excluding the incremental compensation cost resulted from the modification discussed above, the Group recognized share-based compensation expense of US$533,482, US$3,254,051 and US$2,359,228, respectively. As of December 31, 2021, there was US$ 6,938,533 in total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted-average period of 2.72 years.

Restricted Share Units

In 2020, the Group granted to certain employees 1,578,500 Restricted Share Units (“RSUs”)and the Group did not grant additional RSUs in 2021. The RSUs have a contractual term of ten years and vest 25% on each anniversary over four years from the grant date. The vesting of these RSUs is conditioned on continued employment. Compensation expense based on fair value is amortized over the requisite service period of award using the straight line vesting attribution method.

A summary of the RSUs activity for the year ended December 31, 2021 is as follows:

		Weighted average grant date
	Number of restricted shares	fair value
		US$
Unvested restricted shares outstanding at January 1, 2021	37,740,804	0.20
Granted	—	—
Vested	(5,051,850)	0.22
Forfeited	(9,035,531)	0.19
Unvested restricted shares outstanding at December 31, 2021	23,653,423	0.21
Expected to vest at December 31, 2021	23,653,423	0.21

The share-based compensation expense related to RSUs of US$3,041,099, US$2,030,774 and US$1,348,468 were recognized by the Group for the years ended December 31, 2019, 2020 and 2021, respectively.

As of December 31, 2021, there was US$808,842 unrecognized compensation costs, net of actual forfeitures, related to unvested restricted shares, which is expected to be recognized over a weighted-average period of 1.22 years.

16.Net Loss per Ordinary Share

Net loss per ordinary share was computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended December 31, 2019, 2020 and 2021:

	For the years ended
	December 31,
	2019	2020	2021
	US$	US$	US$
Numerator:
Net loss —basic and diluted	(36,846,061)	(47,366,729)	(13,877,363)
Deemed dividend in relation to the convertible note	—	—	(1,368,866)
Net loss attributable to ordinary shareholders	(36,846,061)	(47,366,729)	(15,246,229)
Shares (Denominator):
Weighted average number of ordinary shares outstanding
Basic and diluted	3,155,082,983	3,080,332,924	3,303,168,725
Net loss per share—basic and diluted	(0.01)	(0.02)	(0.005)

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.Net Loss per Ordinary Share (Continued)

As of December 31, 2019, 2020 and 2021, diluted net loss per share does not include the following instruments as their inclusion would be antidilutive:

	For the years ended December 31,
	2019	2020	2021
Share options	160,800,982	290,614,107	328,286,866
Restricted shares units	50,725,912	37,740,804	23,653,423
Shares of convertible notes	—	—	182,060,731
Total	211,526,894	328,354,911	534,001,020

17.Commitments and contingencies

Commitments

The Group did not have other significant capital commitments or significant guarantees as of December 31, 2020 and 2021, respectively.

Contingencies

Management records and discloses legal contingencies in accordance with ASC Topic 450, Contingencies. The Group establishes reserves for these contingencies at the best estimate, or if no one number within the range of possible losses is more probable than any other, the Group records a liability at the low end of the range of losses. Contingencies affecting the Group primarily relate to legal and regulatory matters, which are inherently difficult to evaluate and are subject to significant changes. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group monitors the stage of progress of its litigation matters to determine if any adjustments are required. The Group’s management does not expect any liability from the disposition of such claims and litigation individually or in aggregate would have a material adverse impact on the Group’s consolidated financial position, results of operations and cash flows.

18.Segment Information

The Group has only one reportable segment since the Group does not distinguish revenues, costs and expenses between segments in its internal reporting, and reports costs and expenses by nature as a whole.

The Group’s chief operating decision maker, who has been identified as the Chairman of the Board of Directors and Chief Technology Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group does not distinguish among markets or segments for the purpose of internal reports.

Information about the Group’s non-current assets is presented based on the geographical location of the assets as follows:

	As of December 31,
	2020	2021
	US$	US$
PRC	26,560,143	4,877,143
USA	2,158,359	725,388
Total	28,718,502	5,602,531

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.Mainland China Contribution Plan

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan, pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were US$5,627,573, US$3,626,897 and US$8,863,323 for the years ended December 31, 2019, 2020 and 2021, respectively.

20.Restricted Net Assets

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Group’s PRC subsidiaries, affiliates and VIEs. As of December 31, 2021, the total of restricted net assets were US$87,500,000.

21.Subsequent Event

In January and February 2022, the Group modified the floor price of the March 2021 Note to US$0.30 and US$0.20 per ADS, respectively. From January 1, 2022 to April 29, 2022, the Group redeemed the loan principle, redemption premium and unpaid interests total amounted to US$4.8 million through issuance of 1,044,267,700 ordinary shares with a weighted average conversion price of US$0.0046 per ordinary shares.

From January 1, 2022 to April 29, 2022, the Group granted options to its management team to purchase 12,427,200 Class A ordinary shares of the Company with exercise price of US$0.0002 with 4 year vesting schedule under the 2012 Share Incentive Plan and 2018 Share Incentive Plan.

In April 2022, the Group entered into a short-term interest-free loan agreement with a local Hi-tech industrial park, under which the Group received a total of US$5.5 million and the repayment of this amount will be due by May 31, 2022.

On April 28, 2022, the Company announced that it plans to change the ratio of its American Depositary Shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio”), from the current ADS Ratio of one ADS to fifty Class A ordinary shares to a new ADS Ratio of one ADS to six hundred and fifty Class A ordinary shares.

SCHEDULE I—ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

COOTEK (CAYMAN) INC.

CONDENSED BALANCE SHEETS

	As of December 31,
	2020	2021
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	128,005	442,771
Prepaid expenses and other current assets	30,596	463,093
Total current assets	158,601	905,864
Advances to subsidiaries and VIEs	1,568,094	10,559,139
TOTAL ASSETS	1,726,695	11,465,003
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses and other current liabilities	136,129	136,129
Convertible notes	—	9,175,892
Derivative liabilities	—	553,707
Other current liabilities	140	478,683
Total current liabilities	136,269	10,344,411
Advances from subsidiaries and VIEs	14,909,907	6,797,406
Other non-current liabilities	483,074	323,305
TOTAL LIABILITIES	15,529,250	17,465,122
SHAREHOLDERS’ DEFICIT:
Ordinary shares	30,918	36,380
Treasury shares	(4,672,334)	—
Additional paid-in capital	193,918,852	210,718,835
Accumulated deficit	(200,965,075)	(214,842,438)
Accumulated other comprehensive loss	(2,114,916)	(1,912,896)
Total shareholders’ deficit	(13,802,555)	(6,000,119)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	1,726,695	11,465,003

SCHEDULE I—ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

COOTEK (CAYMAN) INC.

CONDENSED STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2019	2020	2021
	US$	US$	US$
Net revenues	51,152	—	—
Cost of revenues	(101,689)	(276,085)	(304,356)
Gross loss	(50,537)	(276,085)	(304,356)
Operating expenses:
General and administrative expenses	(558,078)	(2,607,390)	(4,516,554)
Research and development expenses	(2,806,588)	(3,034,240)	(2,762,190)
Sales and marketing expenses	(196,224)	(212,381)	(103,324)
Other operating income, net	119,146	112,478	136,129
Total operating expenses	(3,441,744)	(5,741,533)	(7,245,939)
Loss from operations	(3,492,281)	(6,017,618)	(7,550,295)
Interest expenses, net	(2,494)	—	(5,527,327)
Fair value change of derivatives	—	—	1,108,648
Foreign exchange gains	—	3	—
Loss before income taxes and equity in earnings of subsidiaries	(3,494,775)	(6,017,615)	(11,968,974)
Net loss before equity in earnings of subsidiaries	(3,494,775)	(6,017,615)	(11,968,974)
Equity in loss of subsidiaries, VIEs and VIEs’ subsidiaries	(33,351,286)	(41,349,114)	(1,908,389)
Net loss attributed to CooTek (Cayman) Inc.	(36,846,061)	(47,366,729)	(13,877,363)

SCHEDULE I—ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

COOTEK (CAYMAN) INC.

CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2019	2020	2021
	US$	US$	US$
Operating activities:
Net loss	(36,846,061)	(47,366,729)	(13,877,363)
Equity in loss of subsidiaries, VIEs and VIEs’ subsidiaries	33,351,286	41,349,114	1,908,389
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation	3,662,485	5,337,041	3,716,319
Amortization of issuance cost and debt discounts related to convertible notes	—	—	5,647,339
Change in fair value of derivatives	—	—	(1,108,648)
Changes in assets and liabilities:
Accounts receivable	7,222	—	—
Accrued expenses and other current liabilities	(21,670)	(5,371)	288,562
Other receivables, deposits and other assets	(18,427)	21,858	(432,374)
Other non-current liabilities	(9,066)	(112,489)	(159,769)
Net cash provided by (used in) operating activities	125,769	(776,576)	(4,017,545)
Investing activities:
Advances to subsidiaries and VIEs	(5,400,000)	(16,000,000)	(37,795,461)
Repayment of advances to subsidiary	8,000,000	25,900,160	19,145,170
Net cash provided by (used in) investing activities	2,600,000	9,900,160	(18,650,291)
Financing activities:
Proceeds from IPO	—	—	—
Cash paid for deferred issuance costs	(809,952)	—	(159,624)
Cash paid to settle vested options and restricted shares	—	(823,226)	—
Proceeds from issuance of ordinary shares upon exercise of options	326,503	304,259	81,339
Proceeds from issuance of convertible notes net of issuance cost and debt discounts paid to Investors of US$2.7 million	—	—	27,175,000
Repayment of convertible notes	—	—	(4,181,918)
Proceeds from issuance of ordinary shares upon follow-on public offering	—	—	1,390,000
Payment of share repurchase	(12,283,426)	(9,480,179)	(1,322,195)
Net cash (used in) provided by financing activities	(12,766,875)	(9,999,146)	22,982,602
Net (decrease) increase in cash, cash equivalents and restricted cash	(10,041,106)	(875,562)	314,766
Cash, cash equivalents and restricted cash at beginning of year	11,044,673	1,003,567	128,005
Cash, cash equivalents and restricted cash at end of year	1,003,567	128,005	442,771

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

4.As of December 31, 2020 and 2021, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.