Form 20-F/A
period 2021-12-31
CooTek(Cayman)Inc.
filed 2022-12-22
CIK 1734262

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

11F, T2, No.16, Lane 399, Xinlong Road, Minhang District
Shanghai, 201101

People’s Republic of China

(Address of Principal Executive Offices)

Karl Kan Zhang, Chairman of the Board of Directors and Chief Technology Officer

11F, T2, No.16, Lane 399, Xinlong Road, Minhang District

Shanghai, 201101 People’s Republic of China
Phone: +86 021 6485 6352
Email: ir@cootek.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)(1)	Name of each exchange on which registered(1)
American depositary shares, each representing 50 Class A ordinary shares*	CTK	New York Stock Exchange

Class A ordinary shares, par value US$0.00001 per share**		New York Stock Exchange**

*Effective on May 9, 2022, the ratio of ADSs to our Class A ordinary shares was changed from one ADS representing 50 Class A ordinary shares to one ADS representing 650 Class A ordinary shares.

**Not for trading, but only in connection with the listing on the New York Stock Exchange and quoting on the OTC Market, as applicable, of ADSs.

(1)	On June 6, 2022, the New York Stock Exchange, or the NYSE, applied to the SEC by filing a Form 25 to delist the ADSs of CooTek (Cayman) Inc., which became effective on June 16, 2022. CooTek (Cayman) Inc.’s ADSs have been quoted on the OTC Market under the symbol “CTKYY” after the NYSE suspended the trading of CooTek (Cayman) Inc.’s ADSs in May 2022.

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

☐ Yes ☒ No

Auditor Name:	Auditor Location: Shanghai, China	Auditor Firm ID: 1113
Deloitte Touche Tohmatsu Certified Public Accountants LLP

i

EXPLANATORY NOTE

CooTek (Cayman) Inc. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to amend its annual report on Form 20-F for the fiscal year ended December 31, 2021 as filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2022 (the “Original Filing”) as a partial amendment to address certain comments from the Staff of the SEC in relation to the Original Filing. Accordingly, the Company is restating in their entirety the following sections of the Original Filing: (i) “Introduction,” (ii) “Part I—Item 3. Key Information,” (iii) “Part II—Item 15. Controls and Procedures,” and (iv) “Part III—Item 19. Exhibits” in this Amendment No. 1.

This Amendment No. 1 speaks as of the filing date of the Original Filing, or April 29, 2022. No attempt has been made in this Amendment No. 1 to modify or update in any way the financial statements or any other items or disclosure in the Original Filing, except as required to reflect the amendments in response to the Staff’s comments. Except as specifically noted herein, this Amendment No. 1 does not amend, update or restate any of the information previously included in the Original Filing, nor does this Amendment No. 1 reflect any event that has occurred after the date of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Company’s other filings with the SEC subsequent to April 29, 2022.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

●	“CooTek,” are to CooTek (Cayman) Inc., and “we,” “us,” “our company” or “our” are to CooTek (Cayman) Inc. and its subsidiaries, and in the context of describing the operations and consolidated financial information, the VIEs (as defined below) and the VIEs’ subsidiaries;
●	“China” or the “PRC” are to the People’s Republic of China;
●	“Class A ordinary shares” are to our Class A ordinary shares of par value US$0.00001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares of par value US$0.00001 per share;
●	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.00001 per share;
●	“ADSs” are to our American depositary shares, each of which represents 50 Class A ordinary shares;
●	“ADRs” are to the American depositary receipts that evidence our ADSs;
●	“average daily reading time” for a given day is calculated by dividing (i) the sum of time spent on reading books on our Fengdu Novel for such day by (ii) the number of Fengdu Novel users who spent time on reading books for such day; and “average daily reading time” for a given month is calculated by dividing (i) the sum of average daily reading time for each day in such month by (ii) the number of days in such month;
●	“DAUs” are to the number of active users of our products during a given day. For each individual product, we treat each mobile device on which at least one of the following actions is taken during a given day as one active user for that day: (i) activating or launching such product, (ii) logging in with the user account for such product, or (iii) any other actions that result in a successful network access to our services through such product. The DAUs of multiple products during a given day is the sum of active users of each such product for that day;
●	“MAUs” are to the number of active users of our products during a given month. For each individual product, we treat each mobile device on which at least one of the following actions is taken during a given month as one active user for that month: (i) activating or launching such product, (ii) logging in with the user account for such product, or (iii) any other actions that result in a successful network access to our services through such product. The MAUs of multiple products during a given month is the sum of active users of each such product for that month;
●	“our portfolio products” and “content-rich mobile applications” are to the content-rich mobile applications that we develop and provide to our users and business partners, which excludes TouchPal Smart Input and TouchPal Phonebook, and among these portfolio products, we refer to the mobile applications that provide our users with vertical contents at specific scenarios, such as fitness and healthcare, as “scenario-based mobile apps”;
●	“the VIEs” are to Shanghai Chubao (CooTek) Information Technology Co., Ltd., Molihong (Shenzhen) Internet Technology Co., Ltd., Shanghai Qiaohan Technology Co., Ltd. and Shanghai Qinglin Network Technology Co., Ltd., all of which are companies incorporated in mainland China in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP;
●	“RMB” and “Renminbi” are to the legal currency of mainland China; and

●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

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

PART I

ITEM 3.KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs

CooTek (Cayman) Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our operations in China through (i) our PRC subsidiaries, and (ii) the VIEs with which we have maintained contractual arrangements and the VIEs’ subsidiaries. PRC laws and regulations restrict and impose conditions on foreign investment in the provision of internet information services. Accordingly, we operate these businesses in mainland China through the VIEs and the VIEs’ subsidiaries, and rely on contractual arrangements among our PRC subsidiary, the VIEs and their nominee shareholders to control the business operations of the VIEs. Revenues contributed by the VIEs accounted for 52%, 81% and 37% of our total revenues for the years 2019, 2020 and 2021, respectively. As used in this annual report, “CooTek,” are to CooTek (Cayman) Inc., and “we,” “us,” “our company” or “our” are to CooTek (Cayman) Inc. and its subsidiaries, and in the context of describing our operations and consolidated financial information, the VIEs and the VIEs’ subsidiaries, including Shanghai Chubao (Cootek) Information Technology Co., Ltd., or Shanghai Chubao, Molihong (Shenzhen) Internet Technology Co., Ltd., or Molihong, Shanghai Qiaohan Technology Co., Ltd., or Qiaohan, and Shanghai Qinglin Network Technology Co., Ltd., or Qinglin, in mainland China and their subsidiaries. Holders of our ADSs hold equity interest in CooTek (Cayman) Inc., our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIEs and their subsidiaries.

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

A series of contractual agreements have been entered into by and among our PRC subsidiary, the VIEs and their respective shareholders, which include exclusive business cooperation agreement, exclusive purchase option agreement, loan agreement, equity agreement, power of attorney and spouse consent letters. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their respective shareholders for our operations in mainland China, which may not be as effective in providing operational control as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in mainland China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. Our contractual arrangements with the VIEs have not been tested in court to date. Investors may never directly hold equity interests in the VIEs. If the PRC government determines that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. Our holding company, our PRC subsidiaries and the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries, the VIEs and the VIEs’ subsidiaries in China. Our operations in mainland China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, the VIEs and the VIEs’ subsidiaries have not obtained all the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the VIEs and the VIEs’ subsidiaries in mainland China, including, among others, the internet publication service license, publication codes, and internet audio-visual program transmission license. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If we, our subsidiaries, the VIEs or the VIEs’ subsidiaries do not receive or maintain any necessary permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business is subject to complex and evolving laws, regulations and governmental policies in China and other countries and regions where we have business. Many of these laws, regulations and governmental policies are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, increased cost of operations, or declines in our growth or engagement, financial performance, or otherwise harm our business.”

Furthermore, in connection with our historical issuance of securities to foreign investors, as of the date of this annual report, we, our PRC subsidiaries and the VIEs, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cyber security review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority. As advised by our PRC legal counsel, JunHe LLP, under the currently effective PRC laws and regulations, we are not required to obtain any permission from or complete any filing with the CSRC or go through a cybersecurity review by the CAC for our historical issuance of securities to foreign investors.

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

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (United States), or the PCAOB, for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named our company as a “Commission-Identified Issuer” following the filing of our annual report on Form 20-F with the SEC on April 29, 2022.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs and Class A ordinary shares. The related risks and uncertainties could cause the value of our ADSs to significantly decline or become worthless. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash and Asset Flows through Our Organization

CooTek (Cayman) Inc. transfers cash to its wholly-owned Hong Kong subsidiaries by making capital contributions or providing loans, and the Hong Kong subsidiaries transfer cash to the subsidiaries in mainland China by making capital contributions or providing loans to them. Because CooTek (Cayman) Inc. and Shanghai Chule control the VIEs through contractual arrangements, they are not able to make direct capital contribution to the VIEs and their subsidiaries. However, they may transfer cash to the VIEs by loans or by making payments to the VIEs for inter-group transactions.

We currently do not have cash management policies in place that dictate how funds are transferred between CooTek (Cayman) Inc., our subsidiaries, and the VIEs and the VIEs’ subsidiaries. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations.

Under the currently effective PRC laws and regulations, an offshore holding company may provide funding to its PRC subsidiaries mainly through capital contributions or loans, and to the VIEs and the VIEs’ subsidiaries only through loans. Capital contributions are subject to the requirement of making necessary filings in the foreign investment information reporting system and registration with the local counterpart of the State Administration for Market Regulation. Loans must be registered with the local counterpart of the State Administration of Foreign Exchange.

CooTek (Cayman) Inc. provided an aggregate amount of US$5.4 million, US$16.0 million and US$37.8 million as loan or capital investments to our intermediate holding companies and subsidiaries, and received an aggregate repayment of US$8.0 million, US$25.9 million and US$19.1 million in the years ended December 31, 2019, 2020 and 2021, respectively. Under the contractual arrangements with the VIEs, the VIEs are entitled to receive loans from Shanghai Chule for the provisions of certain support services to Shanghai Chule. For the years ended December 31, 2019, 2020 and 2021, our VIEs received net proceeds from loans of US$20.7 million, US$30.8 million and US$41.9 million from the WFOE, respectively. The VIEs earned various revenues from the WFOE and other company subsidiaries, including advertising revenue, reimbursement of expenses, etc.

For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to CooTek (Cayman) Inc. by our subsidiaries. Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs in which we have no legal ownership, totaling to US$88 million as of December 31, 2021. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

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

Financial Information Related to the VIEs

The following table presents the condensed consolidating schedule of financial position for CooTek (Cayman) Inc., its subsidiaries, and the VIEs as of the dates presented.

Selected Condensed Consolidating Statements of Operations Data

	For the Year Ended December 31, 2021
				Consolidated
		Other		Variable
	CooTek	Company		Interest		Consolidated
	(Cayman) Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total
Third-party revenues	—	74,265,799	96,496,701	101,383,321	—	272,145,821
Inter-company revenues(1)	—	—	24,956,275	—	(24,956,275)	—
Other Inter-company services revenues	—	—	43,169,813	26,852,720	(70,022,533)	—
Total revenues	—	74,265,799	164,622,789	128,236,041	(94,978,808)	272,145,821
Third-party cost of revenues and operating expenses	(7,550,295)	(46,240,657)	(94,379,940)	(132,686,156)	—	(280,857,048)
Inter-company cost of revenues and operating expenses	—	(60,220,981)	(9,801,552)	—	70,022,533	—
Other inter-company service fee(2)	—	—	—	(24,956,275)	24,956,275	—
Total cost of revenues and operating expenses	(7,550,295)	(106,461,638)	(104,181,492)	(157,642,431)	94,978,808	(280,857,048)
(Loss) income from non-operations	(4,418,679)	(1,104,865)	801,293	(326,830)	—	(5,049,081)
(Loss) income before income taxes	(11,968,974)	(33,300,704)	61,242,590	(29,733,220)	—	(13,760,308)
Equity method loss	—	—	—	(65,084)	—	(65,084)
Equity in (loss) income from subsidiaries	(1,908,388)	31,444,286	—	—	(29,535,898)	—
Share of loss from VIEs	—	—	(29,798,304)	—	29,798,304	—
Income tax expense	—	(51,970)	—	—	—	(51,970)
Net (loss) income	(13,877,362)	(1,908,388)	31,444,286	(29,798,304)	262,406	(13,877,362)

Notes:

(1)	It represents the inter-company revenue that the WFOE earned from VIEs based on the Exclusive Business Cooperation Agreement.
(2)	It represents the service fee that the WFOE charged VIEs based on the Exclusive Business Cooperation Agreement.

	For the Year Ended December 31, 2020
				Consolidated
		Other		Variable
	CooTek	Company		Interest		Consolidated
	(Cayman) Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total
Third-party revenues	—	64,336,466	21,652,183	355,516,582	—	441,505,231
Inter-company revenues(1)	—	—	42,803,451	—	(42,803,451)	—
Other Inter-company services revenues	—	—	12,041,707	23,373,516	(35,415,223)	—
Total revenues	—	64,336,466	76,497,341	378,890,098	(78,218,674)	441,505,231
Third-party cost of revenues and operating expenses	(6,130,096)	(48,861,698)	(83,031,266)	(351,328,777)	—	(489,351,837)
Inter-company cost of revenues and operating expenses	—	(25,445,617)	(9,969,606)	—	35,415,223	—
Other inter-company service fee(2)	—	—	—	(42,803,451)	42,803,451	—
Total cost of revenues and operating expenses	(6,130,096)	(74,307,315)	(93,000,872)	(394,132,228)	78,218,674	(489,351,837)
Income (loss) from non-operations	112,481	2,605,572	150,897	(2,381,986)	—	486,964
Loss before income taxes	(6,017,615)	(7,365,277)	(16,352,634)	(17,624,116)	—	(47,359,642)
Equity in loss from subsidiaries	(41,349,114)	(33,976,750)	—	—	75,325,864	—
Share of loss from VIEs	—	—	(17,624,116)	—	17,624,116	—
Income tax expense	—	(7,087)	—	—	—	(7,087)
Net loss	(47,366,729)	(41,349,114)	(33,976,750)	(17,624,116)	92,949,980	(47,366,729)

Notes:

(1)	It represents the inter-company revenue that the WFOE earned from VIEs based on the Exclusive Business Cooperation Agreement.
(2)	It represents the service fee that the WFOE charged VIEs based on the Exclusive Business Cooperation Agreement.

	For the Year Ended December 31, 2019
				Consolidated
		Other		Variable
	CooTek	Company		Interest		Consolidated
	(Cayman) Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total
Third-party revenues	51,152	56,912,064	29,218,822	91,701,067	—	177,883,105
Inter-company revenues(1)	—	—	16,160,822	—	(16,160,822)	—
Other Inter-company services revenues	—	—	21,752,785	4,295,123	(26,047,908)	—
Total revenues	51,152	56,912,064	67,132,429	95,996,190	(42,208,730)	177,883,105
Third-party cost of revenues and operating expenses	(3,543,433)	(35,406,357)	(41,247,164)	(134,451,276)	—	(214,648,230)
Inter-company cost of revenues and operating expenses	—	(21,752,785)	(4,295,123)	—	26,047,908	—
Other inter-company service fee(2)	—	—	—	(16,160,822)	16,160,822	—
Total cost of revenues and operating expenses	(3,543,433)	(57,159,142)	(45,542,287)	(150,612,098)	42,208,730	(214,648,230)
(Loss) income from non-operations	(2,494)	118,220	276,828	(471,776)	—	(79,222)
Income (Loss) before income taxes	(3,494,775)	(128,858)	21,866,970	(55,087,684)	—	(36,844,347)
Equity in loss from subsidiaries	(33,351,286)	(33,221,628)	—	—	66,572,914	—
Share of loss from VIEs	—	—	(55,088,598)	—	55,088,598	—
Income tax expense	—	(800)	—	(914)	—	(1,714)
Net (loss) income	(36,846,061)	(33,351,286)	(33,221,628)	(55,088,598)	121,661,512	(36,846,061)

Notes:

(1)	It represents the inter-company revenue that the WFOE earned from VIEs based on the Exclusive Business Cooperation Agreement.

(2)	It represents the service fee that the WFOE charged VIEs based on the Exclusive Business Cooperation Agreement.

Selected Condensed Consolidating Balance Sheets Data

	As of December 31, 2021
				Consolidated
		Other		Variable
	CooTek	Company		Interest		Consolidated
	(Cayman) Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total
Cash and cash equivalents	442,771	5,176,108	8,349,407	4,263,844	—	18,232,130
Restricted cash	—	59,999	—	139,080	—	199,079
Short-term investments	—	50,044	—	—	—	50,044
Accounts receivable, net	—	7,744,600	6,826,547	6,911,955	—	21,483,102
Prepaid expenses and other current assets	463,093	10,489	3,712,890	6,677,808	—	10,864,280
Property and equipment, net	—	338,721	2,589,974	159,514	—	3,088,209
Intangible assets, net	—	—	248,966	—	—	248,966
Long-term investments	—	—	—	313,691	—	313,691
Amount due from intercompany	—	6,909,625	61,774,666	3,985,062	(72,669,353)	—
Advances due from intercompany	3,761,733	1,227,534	—	—	(4,989,267)	—
Operating lease right-of-use assets	—	166,962	519,127	485,196	—	1,171,285
Other non-current assets	—	605,423	—	174,957	—	780,380
Total assets	4,667,597	22,289,505	84,021,577	23,111,107	(77,658,620)	56,431,166
Accounts payable	—	10,927,862	3,682,314	13,149,951	—	27,760,127
Short-term bank borrowings	—	—	3,970,556	5,126,484	—	9,097,040
Accrued salary and benefits	—	99,378	4,357,228	145,698	—	4,602,304
Accrued expenses and other liabilities	801,988	1,959,743	1,590,874	4,033,675	—	8,386,280
Convertible Debt	9,175,892	—	—	—	—	9,175,892
Embedded derivative liability at fair value	553,707	—	—	—	—	553,707
Deferred revenue	136,129	1,320,721	26,431	459,887	—	1,943,168
Operating lease liabilities, current	—	210,081	298,635	300,894	—	809,610
Amount due to intercompany	—	3,985,062	—	68,684,291	(72,669,353)	—
Advances due to intercompany	—	168,613,474	72,103,616	61,458,121	(302,175,211)	—
Deficit in subsidiaries/VIEs(1)	—	—	68,826,871	—	(68,826,871)	—
Operating lease liabilities, non-current	—	24,925	41,135	37,097	—	103,157
Total liabilities	10,667,716	187,141,246	154,897,660	153,396,098	(443,671,435)	62,431,285
Total shareholders’ equity (deficit)	(6,000,119)	(164,851,741)	(70,876,083)	(130,284,991)	366,012,815	(6,000,119)
Total liabilities and shareholders’ equity (deficit)	4,667,597	22,289,505	84,021,577	23,111,107	(77,658,620)	56,431,166

Note:

(1)

Deficit in Subsidiaries/VIEs represents the amounts of accumulated losses from subsidiaries/VIEs that exceeding the investment’s carrying amounts and any additional financial support made in the form of intercompany loans and advances which are recorded as “Advances due from intercompany” in the Condensed Consolidating Statements of Balance Sheets.

	As of December 31, 2020
	CooTek	Other		Consolidated
	(Cayman)	Company		Variable Interest		Consolidated
	Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total
Cash and cash equivalents	128,005	4,994,205	12,441,574	7,105,349	—	24,669,133
Restricted cash	—	3,125,181	—	138,964	—	3,264,145
Short-term investments	—	50,028	—	—	—	50,028
Accounts receivable, net	—	6,364,190	5,647,954	16,115,202	—	28,127,346
Prepaid expenses and other current assets	30,596	505,745	3,624,173	7,912,712	—	12,073,226
Long-term restricted cash	—	—	—	21,689,436	—	21,689,436
Property and equipment, net	—	2,566,208	2,791,112	36,422	—	5,393,742
Intangible assets, net	—	11,128	385,367	—	—	396,495
Long-term investments	—	—	—	306,518	—	306,518
Amount due from intercompany	—	25,201,360	76,251,985	11,415,533	(112,868,878)	—
Advances due from intercompany	—	—	3,451,673	—	(3,451,673)	—
Other non-current assets	—	—	708,076	224,235	—	932,311
Total assets	158,601	42,818,045	105,301,914	64,944,371	(116,320,551)	96,902,380
Accounts payable	—	11,543,531	21,483,375	43,099,067	—	76,125,973
Short-term bank borrowings	—	—	10,690,105	267,917	—	10,958,022
Accrued salary and benefits	—	299,628	8,149,623	694,225	—	9,143,476
Accrued expenses and other liabilities	483,214	974,779	5,459,428	4,228,532	—	11,145,953
Deferred revenue	136,129	—	2,574,694	620,688	—	3,331,511
Amount due to intercompany	—	11,415,533	—	101,453,345	(112,868,878)	—
Advances due to intercompany	—	153,038,133	—	14,240,807	(167,278,940)	—
Deficit in subsidiaries /VIEs(1)	13,341,813	28,474,714	85,419,402	—	(127,235,929)	—
Total liabilities	13,961,156	205,746,318	133,776,627	164,604,581	(407,383,747)	110,704,935
Total shareholders’ equity (deficit)	(13,802,555)	(162,928,273)	(28,474,713)	(99,660,210)	291,063,196	(13,802,555)
Total liabilities and shareholders’ equity (deficit)	158,601	42,818,045	105,301,914	64,944,371	(116,320,551)	96,902,380

Note:

(1)

Deficit in Subsidiaries/VIEs represents the amounts of accumulated losses from subsidiaries/VIEs that exceeding the investment’s carrying amounts and any additional financial support made in the form of intercompany loans and advances which are recorded as “Advances due from intercompany” in the Condensed Consolidating Statements of Balance Sheets.

Selected Condensed Consolidating Cash Flows Data

	For the Year Ended December 31, 2021
					Consolidated
		Other			Variable
	CooTek	Company			Interest			Consolidated
	(Cayman) Inc.	Subsidiaries	WFOE		Entities		Eliminations	Total
Proceeds of services charges from inter-companies(1)	—	—	70,403,873		18,938,356		(89,342,229)	—
Payments of services charges to inter-companies(1)	—	(41,530,543)	(6,590,331)		(41,221,355)		89,342,229	—
Net cash provided by (used in) transactions with third-parties	(4,017,545)	86,298,562	(86,031,841)		(47,292,865)		—	(51,043,689)
Net cash (used in) provided by operating activities	(4,017,545)	44,768,019	(22,218,299)		(69,575,864)		—	(51,043,689)
Loans to subsidiaries, primary beneficiary of VIEs and VIEs(2)	(37,795,461)	(63,329,576)	(80,725,938)	(3)	—		181,850,975	—
Repayments of loans to subsidiaries, primary beneficiary of VIEs and VIEs(2)	19,145,170	—	38,814,579		—		(57,959,749)	—
Other investing activities	—	(2,800,711)	1,497,839		(475,661)		—	(1,778,533)
Net cash used in investing activities	(18,650,291)	(66,130,287)	(40,413,520)		(475,661)		123,891,226	(1,778,533)
Net proceeds of loans from subsidiaries, primary beneficiary of VIEs and VIEs(2)	—	18,650,291	63,329,576		41,911,359	(3)	(123,891,226)	—
Other financing activities	22,982,602	(18,847)	(6,836,652)		4,772,782		—	20,899,885
Net cash provided by (used in) financing activities	22,982,602	18,631,444	56,492,924		46,684,141		(123,891,226)	20,899,885

Notes:

(1)	It represents the elimination of payments and proceeds for the inter-company service charges at the consolidation level.
(2)	It represents the elimination of loans among CooTek (Cayman) Inc., other company subsidiaries, primary beneficiaries of VIEs, and VIEs.
(3)	The numbers represent the cash payments from the WFOE to the VIEs.

	For the Year Ended December 31, 2020
					Consolidated
		Other			Variable
	CooTek	Company			Interest			Consolidated
	(Cayman) Inc.	Subsidiaries	WFOE		Entities		Eliminations	Total
Proceeds of services charges from inter-companies(1)	—	—	29,295,618		23,489,557		(52,785,175)	—
Payments of services charges to inter-companies(1)	—	(32,346,307)	—		(20,438,868)		52,785,175	—
Net cash provided by (used in) transactions with third-parties	(776,576)	44,893,777	(28,466,224)		(16,502,735)		—	(851,758)
Net cash provided by (used in) operating activities	(776,576)	12,547,470	829,394		(13,452,046)		—	(851,758)
Loans to subsidiaries, primary beneficiary of VIEs and VIEs(2)	(16,000,000)	(27,774,137)	(30,756,464)	(3)	—		74,530,601	—
Repayments of loans to subsidiaries, primary beneficiary of VIEs and VIEs(2)	25,900,160	—	—		—		(25,900,160)	—
Other investing activities	—	(5,524,188)	3,224,574		(344,681)		—	(2,644,295)
Net cash used in investing activities	9,900,160	(33,298,325)	(27,531,890)		(344,681)		48,630,441	(2,644,295)
Net proceeds of loans from subsidiaries, primary beneficiary of VIEs and VIEs(2)	—	(9,900,160)	27,774,138		30,756,463	(3)	(48,630,441)	—
Other financing activities	(9,999,146)	(3,076,113)	4,738,157		(163,132)		—	(8,500,234)
Net cash (used in) provided by financing activities	(9,999,146)	(12,976,273)	32,512,295		30,593,331		(48,630,441)	(8,500,234)

Notes:

(1)	It represents the elimination of payments and proceeds for the inter-company service charges at the consolidation level.
(2)	It represents the elimination of loans among CooTek (Cayman) Inc., other company subsidiaries, primary beneficiaries of VIEs, and VIEs.
(3)	The numbers represent the cash payments from the WFOE to the VIEs.

	For the Year Ended December 31, 2019
					Consolidated
		Other			Variable
	CooTek	Company			Interest			Consolidated
	(Cayman) Inc.	Subsidiaries	WFOE		Entities		Eliminations	Total
Proceeds of services charges from inter-companies(1)	—	—	23,462,704		—		(23,462,704)	—
Payments of services charges to inter-companies(1)	—	(23,462,704)	—		—		23,462,704	—
Net cash provided by (used in) transactions with third-parties	125,769	2,952,953	(9,617,795)		(9,125,206)		—	(15,664,279)
Net cash provided by (used in) operating activities	125,769	(20,509,751)	13,844,909		(9,125,206)		—	(15,664,279)
Loans to subsidiaries, primary beneficiary of VIEs and VIEs(2)	(5,400,000)	—	(20,702,807)	(3)	—		26,102,807	—
Repayments of loans to subsidiaries, primary beneficiary of VIEs and VIEs(2)	8,000,000	—	—		—		(8,000,000)	—
Other investing activities	—	(4,014,552)	(1,294,873)		(21,502)		—	(5,330,927)
Net cash provided by (used in) investing activities	2,600,000	(4,014,552)	(21,997,680)		(21,502)		18,102,807	(5,330,927)
Net proceeds of loans from subsidiaries, primary beneficiary of VIEs and VIEs(2)	—	(2,600,000)	—		20,702,807	(3)	(18,102,807)	—
Other financing activities	(12,766,875)	3,080,404	5,484,683		405,304		—	(3,796,484)
Net cash (used in) provided by financing activities	(12,766,875)	480,404	5,484,683		21,108,111		(18,102,807)	(3,796,484)

Notes:

(1)	It represents the elimination of payments and proceeds for the inter-company service charges at the consolidation level.
(2)	It represents the elimination of loans among CooTek (Cayman) Inc., other company subsidiaries, primary beneficiaries of VIEs, and VIEs.
(3)	The numbers represent the cash payments from the WFOE to the VIEs.

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Summary of Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. All the operational risks associated with being based in and having operations in mainland China as discussed in relevant risk factors under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business” also apply to operations in Hong Kong. With respect to the legal risks associated with being based in and having operations in mainland China as discussed in relevant risk factors under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China,” the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China. These risks are discussed more fully under “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Business

●	If we fail to maintain or expand our active user base, our business, financial condition and operating results may be materially and adversely affected.
●	We generate substantially all of our revenues from advertising. Our failure to attract or retain advertising customers, or a reduction in their spending with us, could seriously harm our business, operating results and growth prospects.
●	We depend on certain third-party advertising exchanges and agencies for a large portion of our mobile advertising revenues.
●	We rely on our business collaborations with third parties, including major digital distribution platforms and mobile device manufacturers, to maintain and expand our user base. Our failure to maintain good relationships with these business partners may materially and adversely affect our business and operating results.
●	We have been and may continue to be subject to notices or complaints alleging, among other things, our infringement of copyrights and delivery of illegal or inappropriate content through our products, which could lead to suspension or removal of such products from digital distribution platforms, a decrease of our user base, and a significantly adverse impact on our financial results and our reputation.
●	We are subject to a variety of laws and other obligations regarding cyber security and data protection in the PRC, and any failure to comply with applicable laws and obligations or exposure to government interference actions could have a material and adverse effect on our business, financial condition and operating results.
●	Our business is subject to complex and evolving laws, regulations and governmental policies in China and other countries and regions where we have business. Many of these laws, regulations and governmental policies are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, increased cost of operations, or declines in our growth or engagement, financial performance, or otherwise harm our business.
●	We had incurred net loss, negative cash flows from operating activities and negative working capital in the past, and we may not achieve or sustain profitability.

Risks Related to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct operations in China through (i) our PRC subsidiaries, and (ii) the VIEs with which we have maintained contractual arrangements and the VIEs’ subsidiaries. Holders of our ADSs hold equity interest in CooTek (Cayman) Inc., our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIEs or the VIEs’ subsidiaries. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs. Our holding company, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our Class A ordinary shares or our ADSs may decline significantly in value or become worthless.
●	We rely on contractual arrangements with the VIEs and their respective shareholders for our operations in mainland China, which may not be as effective in providing operational control as direct ownership.
●	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.
●	The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.

Risks Related to Doing Business in China

●	Recent regulatory developments in mainland China may subject us to additional regulatory review and disclosure requirement, expose us to government interference, or otherwise restrict our ability to offer securities and raise capitals outside mainland China, all of which could materially and adversely affect our business and cause the value of our ADSs to significantly decline or become worthless. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Recent regulatory developments in mainland China may subject us to additional regulatory review and disclosure requirement, expose us to government interference, or otherwise restrict our ability to offer securities and raise capitals outside mainland China, all of which could materially and adversely affect our business and the value of our securities.”
●	Adverse changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Adverse changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.”
●	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

●	The approval of, or filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. For more details, see “Risk Factors—Risks Relating to Doing Business in China—The approval of, or filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”
●	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections. For more details, see “Risk Factors—Risks Relating to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.”
●	Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Risks Related to Our ADSs

●	If we do not satisfy the NYSE requirements for continued listing, our ADS could be delisted from NYSE. We received two non-compliance notifications from NYSE related to our share price and market capitalization. With respect to the non-compliance related to our market capitalization, we submitted the business plan to NYSE to demonstrate our plan to cure the non-compliance, which has been accepted and will be quarterly reviewed and monitored by NYSE within the 18-month of receipt of the notification letter. With respect to the non-compliance related to our trading price, we plan to change the ratio of our ADSs to our Class A ordinary shares (the “ADS Ratio”) from the current ADS Ratio of one ADS to fifty (50) Class A ordinary shares to a new ADS Ratio of one ADS to six hundred and fifty (650) Class A ordinary shares. We anticipate that the change in the ADS Ratio will be effective on or about May 9, 2022, subject to the effectiveness of the post-effective amendment to the ADS Registration Statement on Form F-6 on or before that date.
●	The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

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

We are headquartered in mainland China and provide our products and services to a global user base. We intend to continue the international expansion of our business operations and grow our user base globally. In December 2021, the user base of our portfolio products reached an average of 18.5 million DAUs and our users of TouchPal Smart Input reached an average of 92.9 million DAUs. The headquarters of our major advertising customers are located in China and the United States and therefore substantially all of our mobile advertising revenues in 2020 and 2021 were derived from China and the United States.

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

We are subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. The cyber security legal regime in mainland China is relatively new and evolving rapidly, and their interpretation and enforcement involve significant uncertainties. As a result, it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations in certain circumstances.

Under the current PRC cyber security laws, personal information and important data collected and generated by a “critical information infrastructure operator” in the course of its operations in mainland China must be stored in mainland China, and if a “critical information infrastructure operator” purchases internet products and services that affects or may affect national security, it should be subject to cyber security review by the Cyberspace Administration of China, or CAC. As advised by our PRC counsel, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. The current PRC cyber security laws have established more stringent requirements applicable to operators of computer networks, especially to operators of networks which involve critical information infrastructure. The current PRC cyber security laws also contain an overarching framework for regulating Internet security, protection of private and sensitive information, and safeguards for national cyberspace security and provisions for the continued government regulation of the Internet and content available in mainland China. Because of their exceptional breadth in scope, ambiguous requirements and broadly defined terminology, there is substantial uncertainty as to the potential impact of such laws on our operations in mainland China, particularly in relation to the safeguarding of user information.

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

We are incorporated in the Cayman Islands and our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. We primarily conduct our business through our subsidiaries, the VIEs and the VIEs’ subsidiaries incorporated in mainland China, Hong Kong and the U.S. However, because our products and services are used worldwide, one or more other jurisdictions may claim that we are required to comply with their laws based on the location of our offices and staff, commercial operations, equipment or our users.

The internet industry, including the mobile internet industry, is highly regulated in mainland China. The VIEs are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services to our users. In addition to PRC laws and regulations, we face additional regulatory risks and costs outside of mainland China as a portion of our active users and revenues are from markets outside of mainland China. We are subject to a variety of laws and regulations in mainland China and other jurisdictions that involve matters central to our business, including, but not limited to, privacy and data protection, rights of publicity, content, intellectual property, advertising, marketing, distribution, cyber security, data retention and deletion, national security, electronic contracts and other communications, competition, consumer protection, telecommunications, taxation, and economic or other trade prohibitions or sanctions. The introduction of new products, services or expansion of our business in certain jurisdictions may subject us to additional laws and regulations. Furthermore, PRC and foreign laws and regulations are constantly evolving and can be subject to significant change from time to time. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving mobile internet industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. There can be no assurance that we will not be found in violation of any future laws and regulations or violation of any of the laws and regulations currently in effect due to changes in the relevant authorities’ implementation or interpretation of such laws and regulations.

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

For instance, in May 2019, a third-party company in mainland China brought a lawsuit against Shanghai Chubao and Shanghai Chule in Shanghai Intellectual Property Court for design patent infringement. The plaintiff alleged that TouchPal Smart Input infringed its design patent of an input method, and claimed for stopping the infringement and compensation of RMB1,000,000. On December 30, 2021, Shanghai Intellectual Property Court ruled in favor of the plaintiff, and urged Shanghai Chubao and Shanghai Chule to stop using the relevant design patent, and to provide compensation to the plaintiff for its economic losses of RMB300,000 and other reasonable expenses of RMB50,000 for eliminating adverse effect caused by the infringement. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

Risks Related to Our Corporate Structure

If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet information services. Specifically, foreign ownership of an internet information services provider may not exceed 50%, with limited exemptions in sectors such as e-commerce. We are a company incorporated in the Cayman Islands and Shanghai Chule (CooTek) Information Technology Co., Ltd., which we refer to as Shanghai Chule or the WFOE, is our wholly owned PRC subsidiary and therefore is considered as a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in mainland China through the VIEs, including Shanghai Chubao (CooTek) Information Technology Co., Ltd., or Shanghai Chubao, and several other PRC domestic entities, based on a series of contractual arrangements by and among Shanghai Chule, the VIEs and their respective shareholders, and the VIEs’ subsidiaries. As a result of these contractual arrangements, we exert control over the VIEs and consolidate or combine their operating results in our financial statements under U.S. GAAP. The VIEs hold the licenses, approvals and certain key assets that are essential for our business operations. For a detailed discussion of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.”

In the opinion of our PRC counsel, JunHe LLP, based on its understanding of the relevant PRC laws and regulations, (i) the ownership structures of the VIEs in mainland China and the PRC subsidiary that have entered into contractual arrangements with the VIEs comply with all existing PRC laws and regulations; and (ii) the contractual arrangements among our PRC subsidiary, the VIEs and their respective shareholders are valid and binding under the existing PRC laws and regulations.

However, we are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries, and (ii) the VIEs with which we have maintained contractual arrangements and the VIEs’ subsidiaries. Investors in our ADSs thus are not purchasing equity interest in our PRC operating entities but in our Cayman Islands holding company. If the PRC government determines that contractual arrangements constituting part of the VIE structure do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs. We may not be able to repay our outstanding indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our PRC affiliated entities, which contributed to 37.3% of our net revenues in 2021. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainties about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

Our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any other new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs are found in violation of any PRC laws or regulations or if the contractual arrangements among Shanghai Chule, the VIEs and their respective shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct the business. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of the VIEs or the right to receive their economic benefits, we would no longer be able to consolidate the VIEs. We do not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of our company, Shanghai Chule, or the VIEs.

Although we believe we, our PRC subsidiaries and the VIEs comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that we or the VIEs do not comply with any applicable laws, it could revoke the VIEs’ business and operating licenses, require the VIEs to discontinue or restrict the VIEs’ operations, restrict the VIEs’ rights to collect revenues, block the VIEs’ websites, require the VIEs to restructure operations, impose additional conditions or requirements with which the VIEs may not be able to comply, impose restrictions on the VIEs’ business operations or on their customers, or take other regulatory or enforcement actions against the VIEs that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the VIEs’ business operations or restrict the VIEs from conducting a substantial portion of their business operations, which could materially and adversely affect the VIEs’ business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of the VIEs that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the VIEs, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP, and our ADSs may decline in value or become worthless.

We rely on contractual arrangements with the VIEs and their respective shareholders for our operations in mainland China, which may not be as effective in providing operational control as direct ownership.

Due to the PRC restrictions or prohibitions on foreign ownership of internet and other related businesses in mainland China, we operate our business in mainland China through the VIEs, in which we have no ownership interest. We rely on a series of contractual arrangements with the VIEs and their respective shareholders, including the powers of attorney, to control and operate their business.

Our ability to control the VIEs depends on the powers of attorney, pursuant to which Shanghai Chule can vote on all matters requiring shareholder approval in the VIEs.

We believe these powers of attorney are legally enforceable but may not be as effective as direct equity ownership. These contractual arrangements are intended to provide us with effective control over the VIEs and allow us to obtain economic benefits from them. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

Although we have been advised by our PRC counsel, JunHe LLP, that the contractual arrangements among our PRC subsidiary, the VIEs and their respective shareholders are valid and binding under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over the VIEs as direct ownership. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. All of these contractual arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these contractual arrangements will be resolved through arbitration in mainland China. Such disputes do not include claims arising under the United States federal securities laws and therefore these arbitration provisions do not prevent you from pursuing claims arising under the United States federal securities laws. However, the legal system in mainland China, particularly as it relates to arbitration proceedings, is not as developed as in other jurisdictions, such as the United States. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in courts in mainland China through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities and may lose control over the assets owned by the VIEs. As a result, we may be unable to consolidate the VIEs in our consolidated financial statements, our ability to conduct our business may be negatively affected, and our business operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

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

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in mainland China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel would view such contractual arrangements. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Additionally, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in courts in mainland China through arbitration award recognition proceedings, which would require additional expenses and delay.

The VIEs hold certain assets that are important to our business operations, including the VAT License concerning information services, and the Online Culture Operating Permit. Under our contractual arrangements, the shareholders of the VIEs may not voluntarily liquidate the VIEs or approve them to sell, transfer, mortgage or dispose of their assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy, or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if the VIEs undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements we have entered into with the VIEs and their respective shareholders may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could significantly reduce our consolidated net income and the value of your investment.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We may be subject to adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiary, the VIEs and their shareholders are not on an arm’s length basis and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require that the VIEs adjust its taxable income upward for PRC tax purposes. Such an adjustment could adversely affect us by increasing the VIEs’ tax expenses without reducing the tax expenses of our PRC subsidiary, subjecting the VIEs to late payment fees and other penalties for under-payment of taxes, and resulting in our PRC subsidiary’s loss of its preferential tax treatment. Our consolidated results of operations may be adversely affected if the VIEs’ tax liabilities increase or if it is subject to late payment fees or other penalties.

If the chops of our PRC subsidiary, the VIEs, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In mainland China, a company chop or seal serves as the legal representation of the company towards third-parties even when unaccompanied by a signature. Each legally registered company in mainland China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiary, the VIEs are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.

The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of certain VIEs include Karl Kan Zhang, Susan Qiaoling Li, Michael Jialiang Wang, Jim Jian Wang and Haiyan Zhu. Karl Kan Zhang and Susan Qiaoling Li are our co-founders, directors and executive officers. Michael Jialiang Wang is our consultant and one of our directors. Jim Jian Wang is one of our directors. Haiyan Zhu is one of our early investors.

Conflicts of interest may arise between the roles of these persons as shareholders, directors or officers of our company and as shareholders of the VIEs. We rely on these individuals to abide by the laws of the Cayman Islands, which provide that our directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. The shareholders of the VIEs have executed powers of attorney to appoint Shanghai Chule, our PRC subsidiary, or a person designated by Shanghai Chule to vote on their behalf and exercise voting rights as shareholders of the VIEs. We cannot assure you that when conflicts arise, shareholders of the VIEs will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

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

The National People’s Congress approved the Foreign Investment Law (the “FIL”) on March 15, 2019, and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 12, 2019, effective from January 1, 2020, which replaced the trio of existing laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 26, 2019, effective from January 1, 2020, to ensure fair and efficient implementation of the Foreign Investment Law. According to this judicial interpretation, courts in mainland China shall not, among other things, support contracted parties to claim foreign investment contracts in sectors not on the Special Administrative Measures (Negative List) for Access to Foreign Investment (2021 Revision), or 2021 Negative List, as void because the contracts have not been approved or registered by administrative authorities. The Foreign Investment Law grants national treatment to foreign invested enterprises, except for those operating in “restricted” or “prohibited” industries in the “negative list,” where if a foreign invested enterprise proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the foreign invested enterprise must go through a MOFCOM pre-approval process. The internet content service, internet audio-visual program services and online culture activities that we conduct through the VIEs are subject to foreign investment restrictions set forth in the 2021 Negative List. The Foreign Investment Law and Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

However, uncertainties still exist in relation to their interpretation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in mainland China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Risks Related to Doing Business in China

Recent regulatory developments in mainland China may subject us to additional regulatory review and disclosure requirement, expose us to government interference, or otherwise restrict our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business and the value of our securities.

As substantially all of our daily operations are conducted in mainland China, we are subject to PRC laws relating to, among others, cyber security and restrictions over foreign investments in value-added telecommunications services. Specifically, we may be subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data provided by our users. These PRC laws apply not only to third-party transactions, but also to transfers of information among us, our PRC subsidiary and the VIEs, and other parties with which we have commercial relations. These PRC laws and their interpretations and enforcement continue to develop and are subject to change, and the PRC government may adopt other rules and restrictions in the future.

The recent regulatory developments in mainland China, in particular with respect to restrictions on China-based companies raising capital offshore, including through the variable interest entities structure, or the VIE structure, and the government-led cyber security reviews of certain companies with the VIE structure, may lead to additional regulatory review in mainland China over our financing and capital raising activities in the United States. In addition, we may become subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our product and service offerings, restricting the scope of our operations in mainland China, or causing the suspension or termination of our business operations in mainland China entirely, all of which will materially and adversely affect our business, financial condition and results of operations. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost-efficient, or liability-free manner or at all.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security. Furthermore, on December 28, 2021, the CAC published the Measures for Cyber Security Review, effective from February 15, 2022, which provided that critical information infrastructure operators that procure internet products and services, and internet platform operators engaging in data processing activities, must be subject to the cyber security review if their activities affect or may affect national security. The measures further stipulate that internet platform operators holding over one million users’ personal information shall apply with the Cyber Security Review Office for a cyber security review before any public offering at a foreign stock exchange. On August 17, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators.

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

Furthermore, the Standing Committee of the National People’s Congress passed the PRC Personal Information Protection Law, effective from November 1, 2021, which required each general network operator to obtain a personal information protection certification issued by recognized institutions in accordance with the CAC regulation before such information can be transferred out of mainland China. PRC Personal Information Protection Law provides special rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. An information processor is allowed to process personal information only if it has a specific purpose and processing personal information is necessary for that purpose, and it has implemented strict measures to protect personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests. As uncertainties remain regarding the interpretation and implementation of the PRC Personal Information Protection Law, we cannot assure you that we will comply with the PRC Personal Information Protection Law in all respects and our current practice of collecting and processing sensitive personal information may be ordered to be rectified or terminated by regulatory authorities. We may also become subject to fines and other penalties which may have material adverse effect on our business, operations and financial condition.

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

We conduct operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements and the VIEs’ subsidiaries in mainland China. Our operations in mainland China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 28, 2021, the CAC published the Measures for Cyber Security Review, effective on February 15, 2022, which required that, internet platform operators holding over one million users’ personal information shall apply with the Cyber Security Review Office for a cyber security review before any public offering at a foreign stock exchange. On November 14, 2021, the CAC released a discussion draft of the Administrative Measures for Internet Data Security, or the Draft Measures for Internet Data Security, for public comments, which requires, among others, that a prior cyber security review should be required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. We believe, to the best of our knowledge, our business operations do not violate any of the above PRC laws and regulations currently in effect in material aspects. We have been taking, and will continue to take, reasonable measures to comply with such laws, regulations, announcement, provisions and inspection requirements. However, since the Draft Measures for Internet Data Security are in the process of being formulated and the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities, it remains uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our offshore offerings. If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline, or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The approval of, or filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, restrictions or limitations on our ability to pay dividends outside of mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

The PRC government authorities have recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are or have been conducted overseas and foreign investment in China-based companies like us. On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies and a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies for public comments.

These draft measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. Specifically, an overseas offering and listing by a PRC company, whether directly or indirectly, an initial or follow-on offering, must be complete filing procedure with and report to the CSRC. The issuer or its affiliated PRC entity, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. The examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be deemed as a PRC company’s indirect overseas offering and listing if the issuer meets the following conditions: (i) any of the operating income, gross profit, total assets, or net assets of the PRC enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in mainland China, and the principal place of business is in mainland China or carried out in mainland China. It is unclear based on these draft measures whether either or both of the above criteria need to be satisfied. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after the completion of the follow-on offering. The issuer shall submit the filing with respect to its offering for acquisition of Chinese domestic assets within three business days after the date of its first announcement of the transaction. The issuer shall report the specific circumstances to the CSRC within three working days from the date of occurrence of the following major events after overseas listing: (i) change of control; (ii) initiation of investigation or imposition of punishment by overseas securities regulatory agency or relevant competent authority; and (iii) voluntary termination of listing or forced termination of listing. If the principle business activities of the issuer have changed significantly after the overseas listing and are no longer within the scope of the initial filing, it shall submit a special report to the CSRC and a legal opinion issued by a Chinese law firm within three working days after the date of such change to explain the situation. Failure to comply with the filing and reporting requirements may result in fines to the relevant PRC companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. These draft measures also set forth certain regulatory red lines for overseas offerings and listings by PRC enterprises.

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

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the Draft Measures for Internet Data Security, are required for our future offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

Under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective in January 2008 and most recently amended in December 2018, an enterprise established outside mainland China with “de facto management bodies” within mainland China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in mainland China. Further to SAT Circular 82, in 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, amended in 2018, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered as a PRC tax resident enterprise by virtue of having its “de facto management body” in mainland China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in mainland China; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in mainland China; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in mainland China; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in mainland China. SAT Bulletin 45 specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise.

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

Under the EIT Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside mainland China, will be subject to a withholding tax rate of 10.0%. Pursuant to a special arrangement between Hong Kong and mainland China, such rate may be reduced to 5.0% if a Hong Kong resident enterprise owns more than 25.0% of the equity interest in the PRC company. Our current PRC subsidiary is wholly owned by our Hong Kong subsidiary, CooTek Hong Kong Limited, or CooTek HK. Accordingly, CooTek HK may qualify for a 5.0% tax rate in respect of distributions from its PRC subsidiary. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the SAT promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties in 2009, most recently amended on February 3, 2018, and effective from April 1, 2018, which sets forth several non-rebuttable presumptions to be a “beneficial owner,” and certain detailed factors in determining the “beneficial owner” status.

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

In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, as amended in 2017, which replaced certain clauses of the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Non-resident Enterprises’ Equity Transfer Income issued by the SAT in December 2009. Pursuant to this bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in mainland China, immovable properties located in mainland China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in mainland China or if its income mainly derives from mainland China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in mainland China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor is required to declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

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

Mainland China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress in August 2007 and effective in August 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within mainland China, or (ii) the total turnover within mainland China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within mainland China) must be cleared by MOFCOM before they can be completed. In addition, in February 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, in August 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, to implement the Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the National Development and Reform Commission, or NDRC, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the internet information services, online games, online audio-visual program services and related businesses requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review. In addition, on December 19, 2020, the NDRC and the MOFCOM promulgated the Measures for Security Review of Foreign Investment, or the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investment in certain key areas which results in acquiring the actual control of the assets is required to obtain approval from designated governmental authorities in advance.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in mainland China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

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

Karl Kan Zhang, Susan Qiaoling Li, Michael Jialiang Wang, Jim Jian Wang and Haiyan Zhu, who directly or indirectly hold shares in CooTek (Cayman) Inc. and who are PRC residents, have completed the SAFE registration in connection with our financings and have committed to update their registration filings with SAFE under SAFE Circular 75 or Circular 37 when any changes should be registered under SAFE Circular 75 or Circular 37. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our public offerings to make loans to our PRC subsidiary and the VIEs, or to make additional capital contributions to our PRC subsidiary.

We are an offshore holding company conducting our operations in China through our PRC subsidiary and the VIEs and VIEs’ subsidiaries. We may make loans to our PRC subsidiary and the VIEs, or we may make additional capital contributions to our PRC subsidiary, or we may establish new PRC subsidiary and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in mainland China in an offshore transaction.

Most of these ways are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiary by means of capital contributions, these capital contributions are subject to the requirement of making necessary filings with the MOFCOM and registration with other governmental authorities in mainland China. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to the VIEs, which are PRC domestic companies. Further, we are not likely to finance the activities of the VIEs by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet information services, online games, online audio-visual program services and related businesses.

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective in June 2015. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within mainland China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective in June 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our public offerings, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in mainland China. On October 23, 2019, SAFE issued Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in mainland China; provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with PRC laws. Since Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties.

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

Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our operations in China through (i) our PRC subsidiaries, and (ii) the VIEs with which we have maintained contractual arrangements and the VIEs’ subsidiaries. Our operations in mainland China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our ADSs to significantly decline or become worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline, or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in mainland China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named our company as a “Commission-Identified Issuer” following the filing of our annual report on Form 20-F with the SEC on April 29, 2022.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. The related risks and uncertainties could cause the value of our ADSs to significantly decline or become worthless. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

It may be difficult for overseas regulators to conduct investigation or collect evidence within mainland China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated by regulators outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism and involves uncertainty. The PRC government authorities have strengthened the supervision of cross-border information provision recently. For example, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation, evidence collection and other activities within the PRC territory. Furthermore, pursuant to the draft of Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) issued by the CSRC on April 2, 2022, if any overseas securities regulators and competent overseas authorities requests to investigate, including to collect evidence for investigation purpose, or inspects a PRC domestic company that has been listed or offered securities in an overseas market or securities companies and securities service providers that undertake securities business for such PRC domestic companies, such investigation and inspection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC and competent authorities will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation— Regulations Relating to M&A and Overseas Listing.” While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated and the draft of Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) have not been formally adopted, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China may further increase the difficulties you face in protecting your interests. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

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

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our daily operations are conducted in mainland China. In addition, substantially all of our current directors and officers are nationals and residents of countries other than the United States, and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

On July 14, 2006, the Supreme People’s Court of China and the Government of the Hong Kong Special Administrative Region signed an Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters, or the 2006 Arrangement, which came into effect on August 1, 2008. Under the 2006 Arrangement, where any designated mainland China court or any designated Hong Kong court has made an enforceable final judgment requiring payment of money in a civil or commercial case pursuant to a “choice of court” agreement in writing, any party concerned may apply to the relevant mainland China court or Hong Kong court for recognition and enforcement of the judgment.

On January 18, 2019, the Supreme Court of the People’s Republic of China and the Department of Justice under the Government of the Hong Kong Special Administrative Region signed the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region, or the 2019 Arrangement. The 2019 Arrangement seeks to establish a mechanism for judgment recognition and enforcement with greater clarity and certainty in a wider range of civil and commercial matters between the mainland China and Hong Kong Special Administrative Region. The 2019 Arrangement expands the types of judgements which may be enforced to monetary and non-monetary relief in most civil and commercial matters. The 2019 Arrangement removes the pre-condition of “choice of court” agreement in writing before seeking enforcement of a judgment. Instead, it will be sufficient to show the court that the issued judgement had a “jurisdictional basis,” which can be established in a number of methods including showing that there is a connection between the dispute and the requesting place, such as the defendant’s place of residence, place of business or place of performance of the contract, or the commission of the tort. The 2019 Arrangement will come into effect after the promulgation of a judicial interpretation by the Supreme People’s Court and the completion of the relevant legislative procedures in the Hong Kong Special Administrative Region. The 2019 Arrangement will, upon its effectiveness, supersede the 2006 Arrangement. Although the 2019 Arrangement has been signed, its effective date has yet to be announced. If a “choice of court” agreement in writing has been signed by parties according to the 2006 Arrangement prior to the effectiveness of the 2019 Arrangement, the 2006 Arrangement shall still apply. There are still uncertainties about the outcomes and effectiveness of enforcement or recognition of judgments under the 2019 Arrangement.

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

PART II

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the exchange Act), under the supervision and with the participation of our chairman of the board of directors, chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of internal control over financial reporting as of December 31, 2021, based on the criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management determined that our internal control over financial reporting was effective.

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

PART III

ITEM 19.EXHIBITS

Exhibit Number	Description of Document

1.1

Seventh Amended and Restated Memorandum and Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1, as amended, initially filed on August 16, 2018 (File No. 333- 226867))

2.1†	Specimen American Depositary Receipt of the Registrant (included in Exhibit 2.3)
2.2

Specimen Certificate for Class A Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

2.3†	Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares dated September 27, 2018
2.4

Fifth Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated January 10, 2017 (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

2.5†	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934
4.1

2012 Stock Incentive Plan(incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.2

2018 Share Incentive Plan(incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.4

Form of Employment Agreement between the Registrant and executive officers of the Registrant (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.5

Executed form of exclusive business cooperation agreement between Shanghai Chule (CooTek) Information Technology Co., Ltd. and a VIE, as currently in effect, and a schedule of all executed exclusive business cooperation agreements adopting the same form in respect of each of the VIEs (incorporated by reference to Exhibit 4.5 from our annual report on Form 20-F (File No. 001-38665) filed with the Commission on April 20, 2020).

4.6

Executed form of exclusive purchase option agreements among Shanghai Chule (CooTek) Information Technology Co., Ltd. and each shareholder of the VIEs, as currently in effect, and a schedule of all executed exclusive purchase option agreements adopting the same form in respect of each of the VIEs (incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F (File No. 001-38665) filed with the Commission on April 20, 2020).

4.7

Executed form of equity pledge agreements among Shanghai Chule (CooTek) Information Technology Co., Ltd. and each shareholder of the VIEs, as currently in effect, and a schedule of all equity pledge agreement adopting the same form in respect of each of the VIEs (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F (File No. 001-38665) filed with the Commission on April 20, 2020).

4.8

Executed form of powers of attorney granted by each shareholder of the VIEs, as currently in effect, and a schedule of all powers of attorney adopting the same form in respect of each of VIEs (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F (File No. 001-38665) filed with the Commission on April 20, 2020).

4.9

Executed form of loan agreement between Shanghai Chule (CooTek) Information Technology Co., Ltd. and each shareholder of the VIEs, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of each of the VIEs (incorporated by reference to Exhibit 4.9 from our annual report on Form 20-F (File No. 001-38665) filed with the Commission on April 20, 2020).

4.10

The form spouse consent letter signed by each spouse of the shareholders of the VIEs, as currently in effect (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (File No. 001-38665) filed with the Commission on April 20, 2020).

4.11

Series D-1 Preferred Share Purchase Agreement between the Registrant and other parties dated January 10, 2017 (incorporated by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

Exhibit Number	Description of Document

4.12

The form of audience network terms between Facebook, Inc. and Facebook Ireland Limited and us (incorporated by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.13

The form of Google DoubleClick Platform Services Terms and Conditions between Google Inc. and us (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.14

The form of DFP Small Business Online Standard Terms & Conditions between Google Inc. and us (incorporated by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.15

The form of Google AdSense Online Terms of Service between Google Inc. and us (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

4.16

The form of MoPub Terms of Service between Twitter, Inc. and the Registrant (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F (File No. 001-38665), filed with the Commission on April 15, 2019)

4.17

The form of Chuan Shan Jia Distribution Cooperation Agreement signed by certain VIEs and a schedule of all executed Chuan Shan Jia Distribution Cooperation Agreements adopting the same form in respect of each of these VIEs (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (File No. 001-38665), filed with the Commission on April 26, 2021)

4.18

Securities Purchase Agreement between the Registrant and YA II PN, LTD. dated January 19, 2021 (incorporated by reference to Exhibit 10.1 from our Form 6-K (File No. 001-38665), filed on January 19, 2021)

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

8.1†	List of Principal Subsidiaries and Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1†	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm
15.2*	Consent of JunHe LLP
15.3†	Consent of Maples and Calder (Hong Kong) LLP
101.INS†	XBRL Instance Document - this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH†	XBRL Taxonomy Extension Schema Document
101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF†	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB†	XBRL Taxonomy Extension Label Linkbase Document
101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document
104†	Cover Page Interactive Data File (embedded within the Inline XBRL document)
†	Filed on April 29, 2022

*     Filed herewith

**   Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CooTek (Cayman) Inc.

By:	/s/ Karl Kan Zhang
	Name:	Karl Kan Zhang
	Title:	Chairman of the Board of Directors and Chief Technology Officer

Date: December 22, 2022