Form 20-F
period 2022-12-31
CooTek(Cayman)Inc.
filed 2023-04-26
CIK 1734262

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ ––– TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

American depositary shares, each representing 650 Class A ordinary shares

Class A ordinary shares, par value US$0.00001 per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2022, there were 4,837,255,456 ordinary shares issued and outstanding, par value US$0.00001 per share, being the sum of 4,591,030,991 Class A ordinary shares and 246,224,465 Class B ordinary shares.

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
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes ☒ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

●	“CooTek,” are to CooTek (Cayman) Inc., and “we,” “us,” “our company” or “our” are to CooTek (Cayman) Inc. and its subsidiaries, and in the context of describing the operations and consolidated financial information, the VIEs (as defined below) and the VIEs’ subsidiaries;
●	“China” or the “PRC” are to the People’s Republic of China;
●	“Class A ordinary shares” are to our Class A ordinary shares of par value US$0.00001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares of par value US$0.00001 per share;
●	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.00001 per share;
●	“ADSs” are to our American depositary shares, each of which represents 650 Class A ordinary shares. Except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to the change in the number of ordinary shares represented by each ADS from 50 to 650 that became effective on May 9, 2022;
●	“ADRs” are to the American depositary receipts that evidence our ADSs;
●	“DAUs” are to the number of active users of our products during a given day. For each individual product, we treat each mobile device on which at least one of the following actions is taken during a given day as one active user for that day: (i) activating or launching such product, (ii) logging in with the user account for such product, or (iii) any other actions that result in a successful network access to our services through such product. The DAUs of multiple products during a given day is the sum of active users of each such product for that day;
●	“MAUs” are to the number of active users of our products during a given month. For each individual product, we treat each mobile device on which at least one of the following actions is taken during a given month as one active user for that month: (i) activating or launching such product, (ii) logging in with the user account for such product, or (iii) any other actions that result in a successful network access to our services through such product. The MAUs of multiple products during a given month is the sum of active users of each such product for that month;
●	“our portfolio products” are to pan-entertainment mobile applications, which include our mobile games and online literature products, and utility mobile applications, which include our self-developed utility applications to enhance mobile users’ functional experiences on smart phones;
●	“the VIEs” are to Shanghai Chubao (CooTek) Information Technology Co., Ltd., Molihong (Shenzhen) Internet Technology Co., Ltd., Shanghai Qiaohan Technology Co., Ltd. and Shanghai Qinglin Network Technology Co., Ltd., all of which are companies incorporated in mainland China in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP;
●	“RMB” and “Renminbi” are to the legal currency of mainland China; and
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

All discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8972 to US$1.00, the exchange rate on December 30, 2022 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

ITEM 3.KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs

CooTek (Cayman) Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our operations in China through (i) our PRC subsidiaries, and (ii) the VIEs with which we have maintained contractual arrangements and the VIEs’ subsidiaries. PRC laws and regulations restrict and impose conditions on foreign investment in the provision of internet information services. Accordingly, we operate these businesses in mainland China through the VIEs and the VIEs’ subsidiaries, and rely on contractual arrangements among our PRC subsidiary, the VIEs and their nominee shareholders to control the business operations of the VIEs. Revenues contributed by the VIEs accounted for 81%, 37% and 39% of our total revenues for the years ended December 31, 2020, 2021 and 2022, respectively. As used in this annual report, “CooTek,” are to CooTek (Cayman) Inc., and “we,” “us,” “our company” or “our” are to CooTek (Cayman) Inc. and its subsidiaries, and in the context of describing our operations and consolidated financial information, the VIEs and the VIEs’ subsidiaries, including Shanghai Chubao (Cootek) Information Technology Co., Ltd., or Shanghai Chubao, Molihong (Shenzhen) Internet Technology Co., Ltd., or Molihong, Shanghai Qiaohan Technology Co., Ltd., or Qiaohan, and Shanghai Qinglin Network Technology Co., Ltd., or Qinglin, in mainland China and their subsidiaries. Holders of our ADSs hold equity interest in CooTek (Cayman) Inc., our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIEs and their subsidiaries.

The following diagram illustrates our corporate structure, including our significant subsidiaries and other entities that are material to our business, as of the date of this annual report:

(1)	Karl Kan Zhang, Susan Qiaoling Li, Michael Jialiang Wang, Jim Jian Wang and Haiyan Zhu are the beneficial owners of CooTek (Cayman) Inc., and each holds 25.0%, 21.94%, 21.94%, 13.12% and 18.0% of the equity interests in Shanghai Chubao, respectively. Karl Kan Zhang and Susan Qiaoling Li are our co-founders, directors and executive officers. Michael Jialiang Wang is our consultant and one of our directors. Jim Jian Wang is one of our directors. Haiyan Zhu is one of our early investors.
(2)	Karl Kan Zhang and an employee of our company hold 99% and 1% of the equity interests in Molihong, respectively.
(3)	Each of Michael Jialiang Wang and Jim Jian Wang holds 50% of the equity interests in Qiaohan.
(4)	Two of our employees each hold 50% of the equity interests in Qinglin.

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

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

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

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings and listings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The prohibition of trading in the ADSs, or the threat of the trading being prohibited, may materially and adversely affect the value of your investment.”

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

CooTek (Cayman) Inc. provided an aggregate amount of US$16.0 million, US$37.8 million and US$9.8 million as loan or capital investments to our intermediate holding companies and subsidiaries, and received an aggregate repayment of US$25.9 million, US$19.1 million and US$16.3 million in the years ended December 31, 2020, 2021 and 2022, respectively. Under the contractual arrangements with the VIEs, the VIEs are entitled to receive loans from Shanghai Chule for the provisions of certain support services to Shanghai Chule. For the years ended December 31, 2020, 2021 and 2022, the VIEs received net proceeds from loans of US$30.8 million, US$41.9 million and US$11.4 million from the WFOE, respectively. The VIEs earned various revenues from the WFOE and other company subsidiaries, including advertising revenue, reimbursement of expenses, etc.

For the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to CooTek (Cayman) Inc. by our subsidiaries. Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs in which we have no legal ownership, totaling to US$91 million as of December 31, 2022. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

In the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred through our organization.

CooTek (Cayman) Inc. has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

Financial Information Related to the VIEs

The following tables present the condensed consolidating schedule of financial position for CooTek (Cayman) Inc., its subsidiaries, and the VIEs as of the dates presented. References in the following tables to “WFOE” are to Shanghai Chule (CooTek) Information Technology Co., Ltd., our wholly owned PRC subsidiary and the primary beneficiary of the VIEs.

Selected Condensed Consolidating Statements of Operations Data

	For the Year Ended December 31, 2022
				Consolidated
	CooTek	Other		Variable
	(Cayman)	Company		Interest		Consolidated
	Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total

	(in US$)
Third-party revenues	—	38,951,993	13,677,684	31,296,937	—	83,926,614
Inter-company revenues(1)	—	—	13,342,366	—	(13,342,366)	—
Other Inter-company services revenues	—	—	8,641,599	1,387,881	(10,029,480)	—
Total revenues	—	38,951,993	35,661,649	32,684,818	(23,371,846)	83,926,614
Third-party cost of revenues and operating expenses	(5,056,661)	(29,996,875)	(33,321,545)	(14,063,805)	—	(82,438,886)
Inter-company cost of revenues and operating expenses	—	—	—	(13,342,366)	13,342,366	—
Other inter-company service fee(2)	—	(9,674,545)	(354,935)	—	10,029,480	—
Total cost of revenues and operating expenses	(5,056,661)	(39,671,420)	(33,676,480)	(27,406,171)	23,371,846	(82,438,886)
(Loss) income from non-operations	(783,328)	(87,175)	33,864	(64,800)	—	(901,439)
(Loss) income before income taxes	(5,839,989)	(806,602)	2,019,033	5,213,847	—	586,289
Equity method loss	—	—	—	(62,217)	—	(62,217)
Equity in income from subsidiaries	6,355,003	7,166,502	—	—	(13,521,505)	—
Share of income from VIEs	—	—	5,151,630	—	(5,151,630)	—
Income tax expense	—	(4,897)	(4,161)	—	—	(9,058)
Net income (loss)	515,014	6,355,003	7,166,502	5,151,630	(18,673,135)	515,014

Notes:

(1)	It represents the inter-company revenue that the WFOE earned from VIEs based on the Exclusive Business Cooperation Agreement.
(2)	It represents the service fee that the WFOE charged VIEs based on the Exclusive Business Cooperation Agreement.

	For the Year Ended December 31, 2021
				Consolidated
	CooTek	Other		Variable
	(Cayman)	Company		Interest		Consolidated
	Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total

	(in US$)
Third-party revenues	—	74,265,799	96,496,701	101,383,321	—	272,145,821
Inter-company revenues(1)	—	—	24,956,275	—	(24,956,275)	—
Other Inter-company services revenues	—	—	43,169,813	26,852,720	(70,022,533)	—
Total revenues	—	74,265,799	164,622,789	128,236,041	(94,978,808)	272,145,821
Third-party cost of revenues and operating expenses	(7,550,295)	(46,240,657)	(94,379,940)	(132,686,156)	—	(280,857,048)
Inter-company cost of revenues and operating expenses	—	(60,220,981)	(9,801,552)	—	70,022,533	—
Other inter-company service fee(2)	—	—	—	(24,956,275)	24,956,275	—
Total cost of revenues and operating expenses	(7,550,295)	(106,461,638)	(104,181,492)	(157,642,431)	94,978,808	(280,857,048)
(Loss) income from non-operations	(4,418,679)	(1,104,865)	801,293	(326,830)	—	(5,049,081)
(Loss) income before income taxes	(11,968,974)	(33,300,704)	61,242,590	(29,733,220)	—	(13,760,308)
Equity method loss	—	—	—	(65,084)	—	(65,084)
Equity in (loss) income from subsidiaries	(1,908,388)	31,444,286	—	—	(29,535,898)	—
Share of loss from VIEs	—	—	(29,798,304)	—	29,798,304	—
Income tax expense	—	(51,970)	—	—	—	(51,970)
Net (loss) income	(13,877,362)	(1,908,388)	31,444,286	(29,798,304)	262,406	(13,877,362)

Notes:

(1)	It represents the inter-company revenue that the WFOE earned from VIEs based on the Exclusive Business Cooperation Agreement.
(2)	It represents the service fee that the WFOE charged VIEs based on the Exclusive Business Cooperation Agreement.

	For the Year Ended December 31, 2020
				Consolidated
	CooTek	Other		Variable
	(Cayman)	Company		Interest		Consolidated
	Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total

	(in US$)
Third-party revenues	—	64,336,466	21,652,183	355,516,582	—	441,505,231
Inter-company revenues(1)	—	—	42,803,451	—	(42,803,451)	—
Other Inter-company services revenues	—	—	12,041,707	23,373,516	(35,415,223)	—
Total revenues	—	64,336,466	76,497,341	378,890,098	(78,218,674)	441,505,231
Third-party cost of revenues and operating expenses	(6,130,096)	(48,861,698)	(83,031,266)	(351,328,777)	—	(489,351,837)
Inter-company cost of revenues and operating expenses	—	(25,445,617)	(9,969,606)	—	35,415,223	—
Other inter-company service fee(2)	—	—	—	(42,803,451)	42,803,451	—
Total cost of revenues and operating expenses	(6,130,096)	(74,307,315)	(93,000,872)	(394,132,228)	78,218,674	(489,351,837)
Income (loss) from non-operations	112,481	2,605,572	150,897	(2,381,986)	—	486,964
Loss before income taxes	(6,017,615)	(7,365,277)	(16,352,634)	(17,624,116)	—	(47,359,642)
Equity in loss from subsidiaries	(41,349,114)	(33,976,750)	—	—	75,325,864	—
Share of loss from VIEs	—	—	(17,624,116)	—	17,624,116	—
Income tax expense	—	(7,087)	—	—	—	(7,087)
Net loss	(47,366,729)	(41,349,114)	(33,976,750)	(17,624,116)	92,949,980	(47,366,729)

Notes:

(1)	It represents the inter-company revenue that the WFOE earned from VIEs based on the Exclusive Business Cooperation Agreement.
(2)	It represents the service fee that the WFOE charged VIEs based on the Exclusive Business Cooperation Agreement.

Selected Condensed Consolidating Balance Sheets Data

	As of December 31, 2022
				Consolidated
	CooTek	Other		Variable
	(Cayman)	Company		Interest		Consolidated
	Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total

	(in US$)
Cash and cash equivalents	629,925	2,929,014	4,078,226	2,087,760	—	9,724,925
Restricted cash	—	60,000	—	206	—	60,206
Short-term investments	—	50,059	—	—	—	50,059
Accounts receivable, net	—	2,816,303	1,101,279	1,031,662	—	4,949,244
Prepaid expenses and other current assets	3,362	1,410,232	1,150,349	1,879,727	—	4,443,670
Property and equipment, net	—	—	803,676	108,957	—	912,633
Intangible assets, net	—	—	89,532	—	—	89,532
Long-term investments	—	—	—	276,600	—	276,600
Amount due from intercompany	—	—	82,830,188	2,746,199	(85,576,387)	—
Advances due from intercompany	3,431,037	—	—	—	(3,431,037)	—
Operating lease right-of-use assets	—	286,866	283,336	212,517	—	782,719
Other non-current assets	—	36,571	37,848	21,280	—	95,699
Total assets	4,064,324	7,589,045	90,374,434	8,364,908	(89,007,424)	21,385,287
Accounts payable	—	3,115,284	1,755,306	3,300,720	—	8,171,310
Short-term bank borrowings	—	—	861,500	—	—	861,500
Accrued salary and benefits	421,975	306,201	2,404,510	874,763	—	4,007,449
Accrued expenses and other liabilities	756,857	117,401	1,239,697	2,353,038	—	4,466,993
Convertible Debt	1,754,656	—	—	—	—	1,754,656
Deferred revenue	—	47,603	23,061	104,711	—	175,375
Operating lease liabilities, current	—	130,155	113,077	84,814	—	328,046
Amount due to intercompany	—	1,217,042	1,529,162	82,830,188	(85,576,392)	—
Advances due to intercompany	—	177,460,496	33,285,891	39,626,931	(250,373,318)	—
Deficit in subsidiaries /VIEs(1)	—	—	81,320,183	—	(81,320,183)	—
Operating lease liabilities, non-current	—	169,803	182,462	136,857	—	489,122
Total liabilities	2,933,488	182,563,985	122,714,849	129,312,022	(417,269,893)	20,254,451
Total shareholders’ equity (deficit)	1,130,836	(174,974,940)	(32,340,415)	(120,947,114)	328,262,469	1,130,836
Total liabilities and shareholders’ equity (deficit)	4,064,324	7,589,045	90,374,434	8,364,908	(89,007,424)	21,385,287

Note:

(1)

Deficit in Subsidiaries/VIEs represents the amounts of accumulated losses from subsidiaries/VIEs that exceeding the investment’s carrying amounts and any additional financial support made in the form of intercompany loans and advances which are recorded as “Advances due from intercompany” in the Condensed Consolidating Statements of Balance Sheets.

	As of December 31, 2021
				Consolidated
	CooTek	Other		Variable
	(Cayman)	Company		Interest		Consolidated
	Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total

	(in US$)
Cash and cash equivalents	442,771	5,176,108	8,349,407	4,263,844	—	18,232,130
Restricted cash	—	59,999	—	139,080	—	199,079
Short-term investments	—	50,044	—	—	—	50,044
Accounts receivable, net	—	7,744,600	6,826,547	6,911,955	—	21,483,102
Prepaid expenses and other current assets	463,093	10,489	3,712,890	6,677,808	—	10,864,280
Property and equipment, net	—	338,721	2,589,974	159,514	—	3,088,209
Intangible assets, net	—	—	248,966	—	—	248,966
Long-term investments	—	—	—	313,691	—	313,691
Amount due from intercompany	—	6,909,625	61,774,666	3,985,062	(72,669,353)	—
Advances due from intercompany	3,761,733	1,227,534	—	—	(4,989,267)	—
Operating lease right-of-use assets	—	166,962	519,127	485,196	—	1,171,285
Other non-current assets	—	605,423	—	174,957	—	780,380
Total assets	4,667,597	22,289,505	84,021,577	23,111,107	(77,658,620)	56,431,166
Accounts payable	—	10,927,862	3,682,314	13,149,951	—	27,760,127
Short-term bank borrowings	—	—	3,970,556	5,126,484	—	9,097,040
Accrued salary and benefits	—	99,378	4,357,228	145,698	—	4,602,304
Accrued expenses and other liabilities	801,988	1,959,743	1,590,874	4,033,675	—	8,386,280
Convertible Debt	9,175,892	—	—	—	—	9,175,892
Embedded derivative liability at fair value	553,707	—	—	—	—	553,707
Deferred revenue	136,129	1,320,721	26,431	459,887	—	1,943,168
Operating lease liabilities, current	—	210,081	298,635	300,894	—	809,610
Amount due to intercompany	—	3,985,062	—	68,684,291	(72,669,353)	—
Advances due to intercompany	—	168,613,474	72,103,616	61,458,121	(302,175,211)	—
Deficit in subsidiaries/VIEs(1)	—	—	68,826,871	—	(68,826,871)	—
Operating lease liabilities, non-current	—	24,925	41,135	37,097	—	103,157
Total liabilities	10,667,716	187,141,246	154,897,660	153,396,098	(443,671,435)	62,431,285
Total shareholders’ equity (deficit)	(6,000,119)	(164,851,741)	(70,876,083)	(130,284,991)	366,012,815	(6,000,119)
Total liabilities and shareholders’ equity (deficit)	4,667,597	22,289,505	84,021,577	23,111,107	(77,658,620)	56,431,166

Note:

(1)

Deficit in Subsidiaries/VIEs represents the amounts of accumulated losses from subsidiaries/VIEs that exceeding the investment’s carrying amounts and any additional financial support made in the form of intercompany loans and advances which are recorded as “Advances due from intercompany” in the Condensed Consolidating Statements of Balance Sheets.

Selected Condensed Consolidating Cash Flows Data

	For the Year Ended December 31, 2022
				Consolidated
	CooTek	Other		Variable
	(Cayman)	Company		Interest		Consolidated
	Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total

	(in US$)
Proceeds of services charges from inter-companies(1)	—	6,309,952	26,143,705	574,964	(33,028,621)	—
Payments of services charges to inter-companies(1)	—	(14,820,354)	—	(18,208,267)	33,028,621	—
Net cash provided by (used in) transactions with third-parties	(2,534,951)	8,781,459	(9,155,046)	4,209,736	—	1,301,198
Net cash provided by (used in) operating activities	(2,534,951)	271,057	16,988,659	(13,423,567)	—	1,301,198
Loans to subsidiaries, primary beneficiary of VIEs and VIEs(2)	(9,783,250)	—	(15,879,997)	—	25,663,247	—
Repayments of loans to subsidiaries, primary beneficiary of VIEs and VIEs(2)	16,251,000	7,428,999	4,496,079	—	(28,176,078)	—
Other investing activities	—	(65,697)	544,159	43,397	—	521,859
Net cash provided by (used in) investing activities	6,467,750	7,363,302	(10,839,759)	43,397	(2,512,831)	521,859
Net proceeds of loans from subsidiaries, primary beneficiary of VIEs and VIEs(2)	—	(6,467,750)	(7,428,999)	11,383,918	2,512,831	—
Other financing activities	(3,745,645)	232	(2,923,487)	(4,947,117)	—	(11,616,017)
Net cash (used in) provided by financing activities	(3,745,645)	(6,467,518)	(10,352,486)	6,436,801	2,512,831	(11,616,017)

Notes:

(1)	It represents the elimination of payments and proceeds for the inter-company service charges at the consolidation level.
(2)	It represents the elimination of loans among CooTek (Cayman) Inc., other company subsidiaries, primary beneficiaries of VIEs, and VIEs.

	For the Year Ended December 31, 2021
					Consolidated
	CooTek	Other			Variable
	(Cayman)	Company			Interest			Consolidated
	Inc.	Subsidiaries	WFOE		Entities		Eliminations	Total

	(in US$)
Proceeds of services charges from inter-companies(1)	—	—	70,403,873		18,938,356		(89,342,229)	—
Payments of services charges to inter-companies(1)	—	(41,530,543)	(6,590,331)		(41,221,355)		89,342,229	—
Net cash provided by (used in) transactions with third-parties	(4,017,545)	86,298,562	(86,031,841)		(47,292,865)		—	(51,043,689)
Net cash (used in) provided by operating activities	(4,017,545)	44,768,019	(22,218,299)		(69,575,864)		—	(51,043,689)
Loans to subsidiaries, primary beneficiary of VIEs and VIEs(2)	(37,795,461)	(63,329,576)	(80,725,938)	(3)	—		181,850,975	—
Repayments of loans to subsidiaries, primary beneficiary of VIEs and VIEs(2)	19,145,170	—	38,814,579		—		(57,959,749)	—
Other investing activities	—	(2,800,711)	1,497,839		(475,661)		—	(1,778,533)
Net cash used in investing activities	(18,650,291)	(66,130,287)	(40,413,520)		(475,661)		123,891,226	(1,778,533)
Net proceeds of loans from subsidiaries, primary beneficiary of VIEs and VIEs(2)	—	18,650,291	63,329,576		41,911,359	(3)	(123,891,226)	—
Other financing activities	22,982,602	(18,847)	(6,836,652)		4,772,782		—	20,899,885
Net cash provided by (used in) financing activities	22,982,602	18,631,444	56,492,924		46,684,141		(123,891,226)	20,899,885

Notes:

(1)	It represents the elimination of payments and proceeds for the inter-company service charges at the consolidation level.
(2)	It represents the elimination of loans among CooTek (Cayman) Inc., other company subsidiaries, primary beneficiaries of VIEs, and VIEs.
(3)	The numbers represent the cash payments from the WFOE to the VIEs.

	For the Year Ended December 31, 2020
					Consolidated
	CooTek	Other			Variable
	(Cayman)	Company			Interest			Consolidated
	Inc.	Subsidiaries	WFOE		Entities		Eliminations	Total

	(in US$)
Proceeds of services charges from inter-companies(1)	—	—	29,295,618		23,489,557		(52,785,175)	—
Payments of services charges to inter-companies(1)	—	(32,346,307)	—		(20,438,868)		52,785,175	—
Net cash provided by (used in) transactions with third-parties	(776,576)	44,893,777	(28,466,224)		(16,502,735)		—	(851,758)
Net cash provided by (used in) operating activities	(776,576)	12,547,470	829,394		(13,452,046)		—	(851,758)
Loans to subsidiaries, primary beneficiary of VIEs and VIEs(2)	(16,000,000)	(27,774,137)	(30,756,464)	(3)	—		74,530,601	—
Repayments of loans to subsidiaries, primary beneficiary of VIEs and VIEs(2)	25,900,160	—	—		—		(25,900,160)	—
Other investing activities	—	(5,524,188)	3,224,574		(344,681)		—	(2,644,295)
Net cash used in investing activities	9,900,160	(33,298,325)	(27,531,890)		(344,681)		48,630,441	(2,644,295)
Net proceeds of loans from subsidiaries, primary beneficiary of VIEs and VIEs(2)	—	(9,900,160)	27,774,138		30,756,463	(3)	(48,630,441)	—
Other financing activities	(9,999,146)	(3,076,113)	4,738,157		(163,132)		—	(8,500,234)
Net cash (used in) provided by financing activities	(9,999,146)	(12,976,273)	32,512,295		30,593,331		(48,630,441)	(8,500,234)

Notes:

(1)	It represents the elimination of payments and proceeds for the inter-company service charges at the consolidation level.
(2)	It represents the elimination of loans among CooTek (Cayman) Inc., other company subsidiaries, primary beneficiaries of VIEs, and VIEs.
(3)	The numbers represent the cash payments from the WFOE to the VIEs.

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

Risks Related to Our Business

●	If we fail to maintain or expand our active user base, our business, financial condition and operating results may be materially and adversely affected.
●	We generate a majority of our revenues from advertising. Our failure to attract or retain advertising customers, or a reduction in their spending with us, could seriously harm our business, operating results and growth prospects.
●	We depend on certain third-party advertising exchanges and agencies for a large portion of our mobile advertising revenues.
●	We rely on our business collaborations with third parties, including major digital distribution platforms, to maintain and expand our user base. Our failure to maintain good relationships with these business partners may materially and adversely affect our business and operating results.
●	We have been and may continue to be subject to notices or complaints alleging, among other things, our infringement of copyrights and delivery of illegal or inappropriate content through our products, which could lead to suspension or removal of such products from digital distribution platforms, a decrease of our user base, and a significantly adverse impact on our financial results and our reputation.
●	We are subject to a variety of laws and other obligations regarding cyber security and data protection in the PRC, and any failure to comply with applicable laws and obligations or exposure to government interference actions could have a material and adverse effect on our business, financial condition and operating results.
●	Our business is subject to complex and evolving laws, regulations and governmental policies in China and other countries and regions where we have business. Many of these laws, regulations and governmental policies are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, increased cost of operations, or declines in our growth or engagement, financial performance, or otherwise harm our business.
●	We had incurred declining revenue and negative working capital in the past. Although we had net income and positive cash flows from operations activities for the year ended December 31, 2022, we cannot assure you that we will sustain or improve profitability.

Risks Related to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct operations in China through (i) our PRC subsidiaries, and (ii) the VIEs with which we have maintained contractual arrangements and the VIEs’ subsidiaries. Holders of our ADSs hold equity interest in CooTek (Cayman) Inc., our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIEs or the VIEs’ subsidiaries. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs. Our holding company, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our Class A ordinary shares or our ADSs may decline significantly in value or become worthless.
●	We rely on contractual arrangements with the VIEs and their respective shareholders for our operations in mainland China, which may not be as effective in providing operational control as direct ownership.
●	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.
●	The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.

Risks Related to Doing Business in China

●	Recent regulatory developments in mainland China may subject us to additional regulatory review and disclosure requirement, expose us to government interference, or otherwise restrict our ability to offer securities and raise capitals outside mainland China, all of which could materially and adversely affect our business and cause the value of our ADSs to significantly decline or become worthless. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Recent regulatory developments in mainland China may subject us to additional regulatory review and disclosure requirement, expose us to government interference, or otherwise restrict our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business and the value of our securities.”
●	Adverse changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Adverse changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.”
●	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

●	The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings and listings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. For more details, see “Risk Factors—Risks Relating to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings and listings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. For more details, see “Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.”
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The prohibition of trading in the ADSs, or the threat of the trading being prohibited, may materially and adversely affect the value of your investment. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The prohibition of trading in the ADSs, or the threat of the trading being prohibited, may materially and adversely affect the value of your investment.”

Risks Related to Our ADSs

●	The delisting of our ADSs from the NYSE may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.
●	The trading price of our ADSs has been and may continue to be volatile, which could result in substantial losses to investors.

Risks Related to Our Business

If we fail to maintain or expand our active user base, our business, financial condition and operating results may be materially and adversely affected.

The size of our active user base with our products are critical to our success. Our portfolio products had an average of 6.3 million DAUs in December 2022, which decreased from 18.5 million DAUs in December 2021. We suspended and terminated the operations of several non-performing and under-performing utility mobile apps and domestic mobile games, which led to such decrease in DAUs. Our financial performance has been and will continue to be significantly affected by our ability to grow and engage our active user base. In addition, we may fail to maintain or increase our user base or our users’ engagement if, among other things:

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

We generate a majority of our revenues from advertising. Our failure to attract or retain advertising customers, or a reduction in their spending with us, could seriously harm our business, operating results and growth prospects.

Mobile advertising services have been contributing substantially all of our revenues, accounting for 99.3%, 98.2% and 91.2% of our revenues in 2020, 2021 and 2022, respectively. Therefore, any failure to continue generating substantial revenue through our mobile advertising services could materially harm our business.

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

We generate a large portion of our mobile advertising revenues from a limited number of third-party advertising exchanges and advertising agencies in 2022. Our top two advertising customers, which are advertising exchanges, accounted for approximately 39.5% of our total revenues in 2022. Our dependence on a limited number of advertising exchange customers increases their bargaining power and the need for us to maintain good relationships with them. The major advertising customers we work with typically offer standard terms and conditions that govern their contractual relationships with us. In 2020, 2021 and 2022, we entered into distribution cooperation agreements with Chuan Shan Jia, a leading advertising exchange platform in China who is also our top advertising customer for the cooperation in placing advertisements on our mobile apps for the respective immediately following year. If any of these advertising customers we work with ceases to do business with us for any reason or alters its standard terms and conditions to our disadvantage, or if we fail to collect any significant amount of account receivables from these advertising customers timely, or at all, our business, financial conditions and operating results may be materially and adversely affected.

We rely on our business collaborations with third parties, including major digital distribution platforms, to maintain and expand our user base. Our failure to maintain good relationships with these business partners may materially and adversely affect our business and operating results.

We collaborate with various business partners to promote our products and enlarge our user base. We use third-party digital distribution platforms such as Apple App Store and Google Play, and various app stores operated by PRC mobile manufactures such as Oppo App Store, to distribute our mobile applications to users. We also advertise on third-party platforms, such as Douyin and Kuaishou, to acquire users. The promotion and distribution of our mobile applications are subject to such digital distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these platforms. In addition, our applications may be suspended by or removed from such platforms as a result of allegations or claims by third parties regardless of their merits. For instance, in July 2019, some of our global apps were disabled by Google from Google Play Store and Google Admob, and our access to Google Play Store and Google Admob was disabled too. See “—We have been and may continue to be subject to notices or complaints alleging, among other things, our infringement of copyrights and delivery of illegal or inappropriate content through our products, which could lead to suspension or removal of such products from digital distribution platforms, a decrease of our user base, and a significantly adverse impact on our financial results and our reputation.”

If we are unable to maintain good relationships with our business partners or the business of our business partners declines, the reach of our products and services may be adversely affected and our ability to maintain and expand our user base may decrease. Most of the agreements with our business partners, including digital distribution platforms, do not prohibit them from working with our competitors or from offering competing services. If our partner distribution platforms change their standard terms and conditions in a manner that is detrimental to our business, or if our business partners decide not to continue working with us or choose to devote more resources to supporting our competitors or their own competing products, we may not be able to find a substitute on commercially favorable terms, or at all, and our competitive advantages may be diminished.

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

We use third-party digital distribution platforms such as Apple App Store and Google Play, and various app stores operated by PRC mobile manufactures such as Oppo App Store, to distribute our mobile applications to users. In the ordinary course of our business, we and digital distribution platforms have received, and may from time to time in the future receive, notices or complaints from third parties alleging that certain of our products infringe copyrights, deliver illegal, fraudulent, pornographic, violent, bullying or other inappropriate content, or otherwise fail to comply with applicable policies, rules and regulations. Upon receipt of such notices or complaints, those digital distribution platforms may suspend or remove such products from such platforms. The processes for appealing such suspensions and removals with those platforms could be time-consuming, and we cannot guarantee that our appeals will always prevail or that any such suspended or removed application will be made available again. Such suspensions and removals of our products could lead to a decrease of our user base and, if they occur frequently and/or in a large scale, could significantly adversely affect our reputation, business operation and financial performance. In our operating history, some of our global apps were disabled by Google from the Google Play Store and Google Admob, and the relevant suspension led to the decrease in our DAUs of our portfolio products and negatively impact on our net revenues. There can be no assurance that our products will not be disabled by digital distribution platforms in the future. In addition to third-party digital distribution platforms, other third-party platforms may also receive, from time to time, notices or complaints from third parties alleging that certain of our products infringe copyrights, deliver illegal, fraudulent, pornographic, violent, bullying or other inappropriate content, or otherwise fail to comply with applicable policies, rules and regulations, consequently those digital distribution platforms may suspend or remove such products from their platforms and those third-party platforms may terminate their collaboration with us.

We have international operations and plan to continue maintaining our global presence. We may face challenges and risks presented by our global operations, which may have a material and adverse impact on our business and operating results.

We are headquartered in mainland China and provide our products and services to a global user base. We intend to continue our international business operations and develop products for global users. The headquarters of our major advertising customers are located in China and the United States and therefore a majority of our mobile advertising revenues in 2020, 2021 and 2022 were derived from China and the United States.

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

We may not be able to grow our revenue or user base or to achieve the effectiveness of our monetization.

Over the past three years, we have experienced fluctuations in DAUs and MAUs of our portfolio products. During the same periods, our net revenues decreased from US$441.5 million in 2020 to US$272.1 million in 2021, and further to US$83.9 million in 2022. Our mobile advertising revenue decreased from US$438.4 million in 2020 to US$267.3 million in 2021, and further decreased to US$76.5 million in 2022. We may not be able to successfully grow our user base in future periods.

In addition, growing our revenue in the future depends on successfully building our portfolio products. We monetize our user base primarily through mobile advertising, which contributed a majority of our revenues in 2020, 2021 and 2022. Most of the mobile advertising revenues were generated from our portfolio products in 2022, in particular our online literature products and mobile games. If we are unable to build new products which are attractive to users, our ability to effectively monetize our advertising services and grow our revenues may be materially impacted.

We have been diversifying our monetization with our online literature products and mobile games. In 2021, we started the IP operations based on original content on Fengdu Novel, including licensing e-books, cooperating with audio book publishers to produce audio books of original literature on Fengdu Novel, and short drama production. In addition to in-app advertising, we allow users to make in-app purchases to unlock special features or tools in our mobile games and extra content in our online literature products.

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

Our success depends on our ability to maintain, grow and monetize our user base, which in turn depends on our ability to continually develop and commercialize new mobile applications, introduce new features or functions to our existing mobile applications and provide users with high-quality content and an enjoyable user experience. This is particularly important since the mobile internet industry is characterized by fast and frequent changes, including rapid technological evolution, shifting user demands, frequent introductions of new products and services, and constantly evolving industry standards, operating systems and practices. We have launched over 200 portfolio products as of December 31, 2022. In December 2022, the user base of our portfolio products reached an average of 6.3 million DAUs. We intend to continue implementation of our business plan to focus our resources on our more profitable business, including our self-developed casual games and online literature, in order to enlarge our active user base. Our ability to roll out new or enhanced products and services depends on a number of factors, including our timely and successful research and development efforts as well as correctly analyzing and predicting users’ interests and demands for content using our big data analytical capabilities. If we fail to correctly analyze and predict users’ interests and demands for content, fail to cater to the anticipated needs and preferences of users, or fail to provide a superior user experience, our existing and new mobile applications may suffer from reduced user traffic or be unsuccessful in the market and our user base may decrease, which in turn may impact our ability to earn advertising revenue. There can be no assurance that our new products and services will generate revenues or profits and we may not be able to recoup the investments and expenditures involved in such development. Our results may also experience significant fluctuations as we continue to invest in the development of new products and services.

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

We generate a considerable portion of our advertising revenues through in-app advertisements in our mobile games. If we do not deliver new games to the market, or if users prefer our competitors’ products or services over those we provide, our operating results may be materially and adversely affected.

We generate a considerable portion of our advertising revenues through in-app advertisements in our mobile games. Game is a highly competitive and dynamic industry, and our future success depends not only on the popularity of our existing mobile games but also, in a large part, on our ability to develop and introduce new games that are attractive to our customers. To achieve this, we need to anticipate and effectively adapt to rapidly changing user tastes and preferences and technological advances. The development of new games can be very difficult and requires high levels of innovation and significant investments. We will continue to focus on developing our own proprietary games. We may decide to cease to operate or develop any game that is no longer profitable. If our mobile games are not as attractive as users expect, we may lose our existing or fail to attract new users. As a result, our ability to increase our revenues from mobile games and our margins and prospects may be materially and adversely affected. We recently embarked on a number of new initiatives, including our emphasis on interactive story game series and other engaging art designs. Since these initiatives have been implemented for a limited period of time and are not yet at scale, it is difficult for us to evaluate the effect, if any, they will bring to our financial prospects. We cannot reasonably predict the future trends of our revenues from mobile games or our total revenues.

There is no assurance that any new game to be introduced by us from time to time, could become widely accepted by the users and the market. We may incur losses and experience net cash outflow from operating activities, decrease in cash and cash equivalents balance and net current liabilities if we fail to introduce popular games or products which gain substantial market acceptance. In addition, products offered by our competitors may take a larger share of the market than we anticipate, which could cause revenues generated by our mobile games to fall below expectations. Our competitors may develop more successful games, or offer similar games pursuant to payment models viewed as offering a better value than we do. Any such negative development may materially and adversely affect our business, financial condition and results of operations.

We need to continue to develop and release upgrades to our new mobile games. We cannot assure you that we will be able to identify appropriate games, or that we can maintain the expected life span of our new mobile games. If we are not able to develop, acquire or license additional, attractive mobile games with strong or lasting appeal to users, our business, financial condition and results of operations may be materially and adversely affected.

We had incurred declining revenue and negative working capital in the past. Although we had net income and positive cash flows from operations activities for the year ended December 31, 2022, we cannot assure you that we will sustain or improve profitability.

You should not rely on our revenues or gross profit from any previous period as an indication of our future revenues. Our revenues might decline, or the growth rate of our revenues may slow down for a number of reasons, including declined demand for our products and services, increasing competition, emergence of alternative business models, changes in regulations and government policies, changes in general economic conditions, development of COVID-19 as well as other risks described in this annual report.

Our revenue declined from US$441.5 million in 2020 to US$272.1 million in 2021, and further to US$83.9 million in 2022. As of December 31, 2022, our current liabilities exceeded our current assets by US$0.3 million, compared to US$11.2 million as of December 31,2021. The significant declines in the revenue and negative working capital raise substantial doubt about our ability to continue as a going concern.

On June 6, 2022, the NYSE filed a Form 25 with the SEC to strike our ADSs from listing, which became effective 10 days after the filing. Delisting from the NYSE triggered our obligation to make cash redemption of our convertible notes whose outstanding principal amount in aggregate was US$4.9 million as of June 16, 2022. We had repaid all outstanding amount as of March 31, 2023. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—The delisting of our ADSs from the NYSE may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.” Our ability to continue as a going concern is dependent on our ability to successfully execute our business plan including the implementation of a balanced growth strategy and an effective financial management which can contribute to the optimization of the operating cost and expense structure.

We cannot assure you that we will be able to continue to generate net income or positive cash flows from operations in the future. Our future revenue growth and profitability will depend on a variety of factors, many of which are beyond our control. These factors include market acceptance of our products, effectiveness of our monetization strategy, our ability to control cost and expenses and to manage our growth effectively, market competition, macroeconomic and regulatory environment. We also expect to continue to make investments in research and development, which will place significant demands on our management and our operational and financial resources. Expansion may increase the complexity of our business, and we may encounter various difficulties. We may fail to develop and improve our operational, financial and managerial controls, enhance our financial reporting systems and procedures, recruit, train and retain skilled professional personnel, or maintain customer satisfaction to effectively support and manage our growth. If we invest substantial time and resources to expand our operations but fail to manage the growth of our business and capitalize on our growth opportunities effectively, we may not be able to achieve profitability, and our business, financial condition, results of operations, liquidity and prospects would be materially and adversely affected.

Our consolidated financial statements for the year ended December 31, 2022 included in this annual report beginning on page F-1 have been prepared based on the assumption that we will continue on a going concern basis. The auditors of our consolidated financial statements for the year ended December 31, 2022 have included in their audit reports an explanatory paragraph relating to substantial doubt about our ability to continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

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

Popular and quality content is the core driver and foundation of our online literature products, especially Fengdu Novel. The content costs have been increasing along with our efforts to enrich content and enlarge the scale of Fengdu Novel by signing more authors and increasing and deepening cooperation with more third party content providers. In 2020, 2021 and 2022, content costs constituted 31.8%, 42.9% and 31.9% of our total cost of revenues, respectively. We generally license the copyright of the content published on our platform on an exclusive basis with our signed authors, either at fixed prices or pursuant to revenue-sharing arrangements, under which the authors will receive royalties based on sales and other forms of monetization of their works. We also license the copyright of the content published on our platform generally on a non-exclusive basis with other publishers or content providers. As the market further develops, the expectation of copyright owners for compensation may continue to rise, as such, they may demand higher licensing fees, and our content costs may further increase as we expand our content library.

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

Our financial results and cash flows may be adversely affected by our continued cost-control initiatives.

We have been implementing cost-control initiatives, including decreases in sales and marketing expenses, research and development expenses, and general and administrative expenses. The decrease in sales and marketing expenses is in line with the continuous transition of our strategy in relation to the acquisition of new users and retention of existing users, which resulted in a reduction of the user acquisition costs. However, such cost-control measure, in the short term, may negatively affect our ability to acquire new users and to retain existing users, which may in turn result in a decrease in our revenues and disruptions to our operations and adversely affect our business, financial condition or results of operations. Any future contribution of cost-control measures to our profitability will be influenced by the actual savings achieved and by our ability to sustain these ongoing efforts.

Furthermore, in transitioning into our focus on mobile games and online literature, we expect to incur higher development, operation and potential acquisition costs in order to keep pace with the new market and technology needs in the relevant industry. As a result, our cost-control initiatives to increase efficiency of user retention and management and improve our operational performance may not prove to be effective in the short term and we may experience losses in connection with our business strategies.

We may require additional financing in the future to meet our business requirements. Such capital raising may be costly, difficult or not possible to obtain and, if obtained, could significantly dilute current stockholders’ equity interests or increase our debt service obligations.

We may continue to experience a material decrease in our cash and cash equivalents balance. We may require additional cash resources to fund our working capital and expenditure needs, such as content investment, sales and marketing expenses, product development expenses and investment or acquisition transactions. Although we may attempt to raise funds through bank loans, additional financing may not be available to us on terms acceptable us or at all or such resources may not be received in a timely manner. If we are unable to raise additional capital when required or on acceptable terms, we may be required to scale back or to discontinue certain operations, scale back or discontinue the development of new business lines, reduce headcount, sell assets, file for bankruptcy, reorganize, merge with another entity or cease operations.

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

Many jurisdictions, including the United States, continue to consider the need for greater regulation or reform to the existing regulatory framework. In the U.S., all 50 states have now passed laws to regulate the actions that a business must take in the event of a data breach, such as prompt disclosure and notification to affected users and regulatory authorities. In addition to the data breach notification laws, some states have also enacted statutes and rules requiring businesses to reasonably protect certain types of personal information they hold or to otherwise comply with certain specified cyber security requirements for personal information. Additionally, the U.S. federal and state governments will likely continue to consider the need for greater regulation aimed at restricting certain uses of personal data for targeted advertising. California enacted the California Consumer Privacy Act, or CCPA, which creates new individual privacy rights for consumers (as that word is broadly defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA, which went into effect on January 1, 2020, requires covered companies to provide new disclosures to California consumers, and provides such consumers new ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the U.S., which could increase our potential liability and adversely affect our business.

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

We are incorporated in the Cayman Islands and our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. We primarily conduct our business through our subsidiaries, the VIEs and the VIEs’ subsidiaries incorporated in mainland China, Hong Kong and the United States. However, because our products and services are used worldwide, one or more other jurisdictions may claim that we are required to comply with their laws based on the location of our offices and staff, commercial operations, equipment or our users.

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

The operations of our online literature mobile apps and game mobile apps may require us to apply for additional license and permits or to update our existing licenses and permits. Under regulations issued by the SAPPRFT, the publication of each online game requires approval from the SAPPRFT. As of the date of this annual report, we have not obtained approvals from the SAPPRFT or its successor for those domestic online games operated by us. After the re-organization of SAPPRFT, we shall apply with the NAPP for the approvals for publishing our games. In the past years since April 2018, as the NAPP at the national level has delayed and suspended its review and issuance of publication for online games from time to time, it is difficult to obtain game publication codes in a timely manner or at all. Any delay in game registration with NAPP or obtaining game publication codes could negatively affect the operation results of our games. Pursuant to the Notice to Adjust the Scope of Online Culture Operation Permit Approval and to Further Regulate the Approval Work released in May 2019, the MCT no longer assumes the responsibility to regulate online game industry, and the provincial counterparts of MCT would no longer grant Online Culture Operation Permit covering the business scope of using the information network to operate online games. However, the licenses granted by the MCT before this notice will remain valid until the expiration dates of these licenses. On July 23, 2019, the MCT announced the abolishment of the Interim Measures on Administration of Online Games, which regulated the issuance of Online Culture Operation Permits relating to online games. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Games.” As of the date of this annual report, the governmental authorities have not issued laws or regulations to replace the Interim Measures on Administration of Online Games, or to clarify the new regulatory body of online games. We cannot be sure if or when any future regulations or restrictive rules in this regard will be promulgated and whether they would negatively impact our operations, including by increasing our compliance costs and negatively impacting our ability to launch and operate new games. If we are unable to obtain online culture operating license, internet publication service license and publication codes, our ability to introduce, launch, operate and promote new games or games may be adversely affected, and our financial condition and operating results could be adversely affected. In addition, we cannot assure you that we can obtain the NAPP’s approvals or complete the filings with the MCT for all games operated by us in a timely manner or at all, which could adversely and materially impact our ability to introduce new games, the timetable to launch new games and our business growth.

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

Furthermore, on May 26, 2016, the National Office of Anti-Pornography and Illegal Publication issued the Notice on Management of Mobile Game Publishing Services, which provides that mobile games without approval shall not be published and operated online. In August 2018, the National Office of Anti-Pornography and Illegal Publication, the MIIT, the Ministry of Public Security, the MCT, the SART and the CAC jointly issued the Notice on Strengthen the Management of Live Streaming Service, which required a real-name registration system for users to be put in place by live streaming service providers. On October 25, 2019, the NAPP issued the Notice on Preventing Minor’s Addiction to Online Games, which requires all online gamers to register accounts with their valid identity information and all game companies to stop providing game services to users who fail to do so. On October 17, 2020, the Standing Committee of the National People’s Congress, or the SCNPC, issued the Law of the PRC on the Protection of Minors (2020 Revision), effective on June 1, 2021, which requires online games service providers to request minors to register and log into online games with their valid identity information. In addition, pursuant to the Notice of on Further Strengthening Regulation to Effectively Prevent Online Gaming Additions among Minors, which became effective on September 1, 2021, all online games are required to be connected to the online game anti-fatigue compliance system and a real-name registration system of the NPPA. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Anti-fatigue System, Real-name Registration System and Parental Guardianship Project.” We are compliant with the current real-name registration system requirements for all our mobile games with in-app purchase functions. However, we have yet achieved such compliance for our other mobile games. The PRC government may further tighten the real-name registration requirements or require us to implement a more thorough compulsory real-name registration system for all users on our platform in the future, in which case we will need to upgrade our system or purchase relevant services from third-party service providers and incur additional costs in relation thereto. If we were required to implement a more rigid real-name registration system for users on our platform, potential users may be deterred from registering with our platform, which may in turn negatively affect the growth of our user base and business prospects.

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

We face intense competition in every aspect of our business, including competition for users, usage time, advertising customers, technology, and highly skilled employees. Our portfolio products compete with applications of the same or a similar kind. Our Fengdu Novel competes with other leading free online literature applications in the Chinese market including Fanqie Novel and Qimao Novel. Our mobile game products such as Cat Walk Beauty and Love Fantasy compete primarily with other online mobile games developed by companies such as WebEye and Laiwan. In addition, we compete with all major internet companies for user attention and advertising spend.

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

For instance, in December 2022, a third-party company in mainland China brought a lawsuit against Shanghai Dengyong Information Technology Co., Ltd., one of the VIEs, in Shanghai Minhang District People’s Court for copyright infringement. The plaintiff alleged that a short drama adapted from an online novel provided by Fengdu Novel infringed its copyright, and claimed for stopping the infringement and compensation of RMB1,000,000. As of the date of this annual report, no conclusive judicial decision has been made with respect to the lawsuit. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

Potential issues in the adoption and use of artificial intelligence in our product offerings may result in reputational harm or liability.

We are building artificial intelligence (AI) into many of our product offerings. We employ AI Generated Content (AIGC) tools that use machine learning algorithms to create content automatically in mobile game art design and creating novel outlines. We have also developed an AI and data-driven system to enable the authors on our online literature platform to produce more suitable content for our users and continuously adapt to changing demand based on data feedback. As with many disruptive innovations, AI presents risks and challenges that could affect its adoption, and, therefore, our business. AI algorithms may be flawed. Datasets may be insufficient or contain biased information. Inappropriate or controversial data practices by us or others could impair the acceptance of our AI solutions. The use of AIGC tools may result in copyright and other legal issues and our AIGC related offerings may not be able to compete against that of our competitors. These deficiencies could undermine the decisions, predictions, or analysis that AI applications produce, subjecting us to legal liability, and brand or reputational harm. In addition, some AI scenarios present ethical issues. If we offer AI related products that are controversial because of their impact on human rights, privacy, employment, or other social issues, we may experience reputational harm or be exposed to liability.

The regulatory and legal framework on generative AI is evolving rapidly and may not sufficiently cover all aspects of the research, development, and application of generative AI in mainland China. Before the year of 2022, the regulations related to generative AI were also provided in other regulations and rules of Internet information services dispersedly. However, PRC government authorities have gradually accelerated the pace of legislation for generative AI related technologies including algorithm recommendation and deep synthesis recently. Since the end of 2021, PRC government authorities released the Administration Provisions on Algorithmic Recommendation of Internet Information Services and the Administrative Provisions on Deep Synthesis of Internet Information Services successively. On April 11, 2023, the CAC released draft Administrative Measures for Generative Artificial Intelligence Services for public consultation. The deadline for submitting comments is May 10, 2023. These draft measures apply to research and development into, as well as the use of, generative AI that is offered to the public within the territory of China. Providers of generative AI are required to, among others, adopt measures to filter any inappropriate content created by generative AI, optimize algorithms to prevent the generation of such content, apply to the CAC for a security assessment before offering a generative AI service to the public at large, request end users to provide real identity information and protect data submitted by end users. A provider of generative AI that violates the requirements under these draft measures will be penalized in accordance with relevant regulations, or receive warnings, be ordered to take corrective actions, suspend services, or pay fines, or be held criminally liable. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Generative AI.” However, since these laws and regulations are still relatively new and significant uncertainties exist with respect to the interpretation and implementation of such laws and regulations, we cannot assure whether we will be able to comply with the requirements of such laws and regulations in a timely manner or at all. If we are unable to obtain the necessary approvals or if we have any dispute with any third party relating to intellectual property or data security, our business operation may be adversely affected.

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

We have experienced solid growth in the number of active users, and we plan to continue to expand our product offerings in the global market. Managing our growth requires allocation of valuable management time and resources, and significant expenditures. As part of our strategy, we intend to continue making investments to expand our user base, strengthen our research and development efforts, and enhance our ability to deliver highly targeted content. To execute our business plan and growth strategy, we need to continuously improve our operational and financial systems, procedures and controls, and hire, train, manage and maintain good relations with our employees. Continued growth could also strain our ability to maintain reliable service levels for our users, advertising customers and business partners. We have limited operational experience in managing the business at the current scale and we cannot assure you we will be able to successfully grow our user base in the future.

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

We are subject to seasonality and other fluctuations in our business. Revenues from our mobile advertising services, which constituted substantially all of our revenues in 2022, are affected by seasonality in advertising spending in both international and China markets. We believe that such seasonality in advertising spending affects our quarterly results, partially resulting in the significant growth in our mobile advertising revenues between the first and the third quarters but a decline from the third quarter to the fourth quarter. Our operating results for one or more future quarters or years may fluctuate or fall below the expectations of securities analysts and investors. In such event, the trading price of the ADSs may fluctuate.

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

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if internet access fees or other charges to internet users increase, some users may be prevented from accessing the mobile internet and thus cause the growth of mobile internet users to decrease, which may in turn adversely affect our ability to continue to expand our user base.

Our IT systems and content delivery network are also vulnerable to damage or interruption as a result of fire, floods, earthquakes, power losses, telecommunication failures, undetected errors in software, computer viruses, hacking or other attempts to harm our IT systems. We may  experience service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes and cybersecurity-related threats, if we fail to address these issues promptly and in a way satisfactory to our users, our user experience may be negatively affected, which in turn may have a material and adverse effect on our reputation and business.

We currently rely on AliCloud and Tencent Cloud for a majority of our computing, storage, bandwidth and other services both in and outside of China. Any transition of the cloud services to other cloud providers would be difficult to implement and will cause us to incur significant time and expense. Any significant disruption of or interference with our use of existing cloud service providers would negatively impact our operation and our business would be seriously harmed. If our users or partners are not able to access our mobile platform through AliCloud and Tencent Cloud or encounter difficulties in doing so, we may lose users, partners or revenues. The level of service provided by AliCloud and Tencent Cloud may also impact the usage of and our users’ and partners’ satisfaction with our mobile platform and could seriously harm our business and reputation. If AliCloud and Tencent Cloud experience interruptions in service regularly or for a prolonged basis, or other similar issues, our business would be seriously harmed. Hosting costs will also increase as our user base and user engagement grows and may seriously harm our business if we are unable to grow our revenues faster than the cost of utilizing the services of AliCloud, Tencent Cloud or similar service providers.

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

Our business emphasizes rapid innovation and prioritizes the growth in user base and cultivation of pan-entertainment products. That strategy may produce results that do not align with investors’ expectation and our stock price may be negatively affected as a result.

Our growth depends on our ability to actively develop and launch new and innovative products and services. We intend to quickly adapt our products to changes in market trends and user needs, but we have no control over whether these adaptions will be well received by our users, advertising customers or business partners, and may result in unintended outcomes or consequences. We prioritize the growth in user base and cultivation of pan-entertainment products. For example, we monitor how our delivery of advertisements on our products affects our users’ experience with the products and we may decide to decrease the number of advertisements placed on our products to ensure our users’ satisfaction and retention with our products. This could result in a loss of advertising customers and negatively impact our mobile advertising revenue. Our decisions may not be consistent with the short-term expectations of investors and may not produce the long-term benefits that we expect, in which case the maintenance and growth of our user base, our relationships with advertising customers, and our business and operating results could be adversely and materially harmed.

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

We believe that maintaining and enhancing our brand is critical to expanding our user base and number of advertising customers. We also believe that maintaining and enhancing our brand will depend largely on our ability to continue to provide useful, reliable, trustworthy, and innovative products, which we may not be able to do successfully in the future. We will also continue to experience media, legislative, or regulatory scrutiny of our decisions regarding user privacy, content, advertising, and other issues, which may adversely affect our reputation and brands. We also may fail to respond expeditiously to the sharing and uploading of objectionable content on our products and services or objectionable practices by advertising customers, or may fail to otherwise address user concerns, which could erode confidence in our brands. In addition, maintaining and enhancing our brands may require us to make substantial investments and these investments may not be successful. We promote our brand and products through online advertising networks and platforms, which primarily include Douyin, Tencent, Applovin and Facebook Ads, as well as social media channels, which primarily include WeChat. These branding and marketing efforts may not result in increased user traffic in a cost-effective way. If we fail to successfully promote and maintain our brands or if we incur excessive expenses in this effort, our business and financial results may be adversely affected. In addition, any negative publicity in relation to our mobile applications, regardless of its veracity, could harm our brands and reputation and, in turn, our business and financial results.

If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.

In preparing our consolidated financial statements for the fiscal year ended December 31, 2020, we and our independent registered public accounting firm identified one material weakness and one significant deficiency in our internal control over financial reporting as well as other control deficiencies as of December 31, 2020, in accordance with the standards established by the PCAOB of the United States. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis, and a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of financial reporting.

The material weakness that has been identified relates to our lack of accounting policies and procedures relating to financial reporting in accordance with U.S. GAAP and SEC financial reporting requirements. The significant deficiency that has been identified relates to our insufficient formal risk assessment process and monitoring activities. Following the identification of the material weakness and significant deficiency, we have taken measures and plan to continue to take measures to remediate these control deficiencies. See “Item 15. Controls and Procedures—(b) Management’s Annual Report on Internal Control Over Financial Reporting.”

As of December 31, 2021 and 2022, based on our management’s assessment on the performance of the remediation measures, we determined that the material weakness has been remediated and our disclosure controls and procedures were effective while the significant deficiency remains as it had not been fully remediated. The significant deficiency, if not remediated timely, may lead to material misstatements in our consolidated financial statements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

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

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to regulatory investigations and civil or criminal sanctions.

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

Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. We took a series of measures to protect our employees, including adopting remote working arrangements for our employees in affected regions, upgrading our telecommuting system, monitoring our employees’ health on a daily basis, and optimizing our technology system to support potential growth in user traffic. The population in most of the major cities was locked down to a greater or lesser extent at various times and opportunities for discretionary consumption were extremely limited. This outbreak of communicable disease has also caused, and may cause again in the future, our business partners, to implement temporary adjustment of work schemes allowing employees to work from home and adopt remote collaboration. These events have materially and adversely affected our business since 2020. As it has historically, the COVID-19 pandemic may continue to, among other things, (i) reduce or curtail our customers’ advertising expenditures and overall demand for our services, (ii) increase the volatility of our customers’ advertising expenditure patterns from period-to-period, (iii) delay or cancel our customers’ advertising campaigns, and (iv) increase the volatility of the size and engagement of our active user base, all of which could have a material adverse effect on our business, financial condition and results of operations. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of COVID-19 on Our Operations and Financial Performance.”

China began to modify its COVID control policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There were surges of cases in many cities during this time which caused disruption to our and our business partners’ operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way. Our advertising customers will need time to recover from the economic effects of the pandemic even after business conditions begin to return to normal. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years.

Changes in the method for determining China Loan Prime Rate (“LPR”) and the potential replacement of LPR may affect our cost of capital and net investment income.

In July 2021, we entered into a credit facility agreement with a commercial bank under which we can draw down up to US$1.6 million by July 2022. In December 2021, we entered into a loan agreement with another commercial bank which we can draw down US$1.6 million by December 31, 2021. The interest rates for these two agreements are the LPR. In September 2022, we entered into a credit facility agreement with a commercial bank under which we can draw down up to US$0.9 million by February 2024. The interest rate for this agreement is determined based on the LPR with certain points added or subtracted. As of December 31, 2022, there was no unused facilities under these agreements. See also “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

The LPR refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center on the 20th of each month starting from August 20, 2019, and the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center on December 20, 2022 was 3.65%.

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

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet information services. Specifically, foreign ownership of an internet information services provider may not exceed 50%, with limited exemptions in sectors such as e-commerce. We are a company incorporated in the Cayman Islands and Shanghai Chule (CooTek) Information Technology Co., Ltd., which we refer to as Shanghai Chule or the WFOE, is our wholly owned PRC subsidiary and therefore is considered as a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in mainland China through the VIEs, including Shanghai Chubao (CooTek) Information Technology Co., Ltd., or Shanghai Chubao, and several other PRC domestic entities, based on a series of contractual arrangements by and among Shanghai Chule, the VIEs and their respective shareholders, and the VIEs’ subsidiaries. As a result of these contractual arrangements, we exert control over the VIEs and consolidate or combine their operating results in our financial statements under U.S. GAAP. The VIEs hold the licenses, approvals and certain key assets that are essential for our business operations. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

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

However, we are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries, and (ii) the VIEs with which we have maintained contractual arrangements and the VIEs’ subsidiaries. Investors in our ADSs thus are not purchasing equity interest in our PRC operating entities but in our Cayman Islands holding company. If the PRC government determines that contractual arrangements constituting part of the VIE structure do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs. We may not be able to repay our outstanding indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our PRC affiliated entities, which contributed to 56.6% of our net revenues in 2022. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainties about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

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

The VIEs hold certain assets that are important to our business operations. Under our contractual arrangements, the shareholders of the VIEs may not voluntarily liquidate the VIEs or approve them to sell, transfer, mortgage or dispose of their assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy, or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if the VIEs undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security. Furthermore, on December 28, 2021, the CAC published the Measures for Cyber Security Review, effective from February 15, 2022, which provided that critical information infrastructure operators that procure internet products and services, and internet platform operators engaging in data processing activities, must be subject to the cyber security review if their activities affect or may affect national security. The measures further stipulate that internet platform operators holding over one million users’ personal information shall apply with the Cyber Security Review Office for a cyber security review before any public offering at a foreign stock exchange. On August 17, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. On July 7, 2022, the CAC published the Measures for the Security Assessment of Cross-Border Data Transfer, which came into effect on September 1, 2022, and provided that certain types of data processors transferring important data or personal information collected and generated during operations within the territory of the PRC to an overseas recipient must apply for security assessment of cross-border data transfer.

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

Our principal offices are based in China. Accordingly, our operating results, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors. In addition, the rate of growth has been slowing since 2012, and the impact of COVID-19 on the Chinese and global economies in 2020, 2021 and 2022 is likely to be severe. In particular, the National Bureau of Statistics of China reported a 3.0% growth in GDP for the full year of 2022.

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

Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies, or the Trial Measures, with effect from March 31, 2023, and the No.1 to No.5 Supporting Guidance Rules, collectively, the Guidance Rules. The Trial Measures, together with the Guidance Rules, establish a new regime to regulate overseas offerings and listings by domestic companies. Any future securities offerings and listings outside of mainland China by our company, including but not limited to listings, follow on offerings, issuance of convertible notes, exchangeable notes or preferred shares, and other equivalent offering activities, either directly or indirectly, will be subject to the filing requirements with CSRC under the Trial Measures, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner, or at all.

On December 28, 2021, the CAC published the Measures for Cyber Security Review, effective on February 15, 2022, which required that, internet platform operators holding over one million users’ personal information shall apply with the Cyber Security Review Office for a cyber security review before any public offering at a foreign stock exchange. On November 14, 2021, the CAC released a discussion draft of the Administrative Measures for Internet Data Security, or the Draft Measures for Internet Data Security, for public comments, which requires, among others, that a prior cyber security review should be required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. We believe, to the best of our knowledge, our business operations do not violate any of the above PRC laws and regulations currently in effect in material aspects. We have been taking, and will continue to take, reasonable measures to comply with such laws, regulations, announcement, provisions and inspection requirements. However, since the Draft Measures for Internet Data Security are in the process of being formulated and the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law and other regulations remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities, we may be required to obtain regulatory approvals from the CAC or complete filing procedures with CSRC or any other PRC governmental authorities for our future offshore offerings and listings. We cannot assure you that we will be able to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline, or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings and listings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

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

On February 17, 2023, the CSRC issued Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies, or the Trial Measures, with effect from March 31, 2023, and the No.1 to No.5 Supporting Guidance Rules, collectively, the Guidance Rules. The Trial Measures, together with the Guidance Rules, establish a new regime to regulate overseas offerings and listings by domestic companies. Any future securities offerings and listings outside of mainland China by our company, including but not limited to listings, follow on offerings, issuance of convertible notes, exchangeable notes or preferred shares, and other equivalent offering activities, either directly or indirectly, will be subject to the filing requirements with CSRC under the Trial Measures, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner, or at all. Under the Trial Measures, such filings shall include, among others, (i) a filing report, (ii) regulatory opinions, filing or approval documents issued by the competent authorities of the industry concerned (if applicable), (iii) opinions on the security assessment and review issued by the relevant competent department of the State Council (if applicable), (iv) legal opinions and undertakings issued by PRC counsel, and (v) the listing documents. Failure to comply with the filing requirements under the Trial Measures may result in warnings, forced corrections, and fines of not less than RMB1 million and not more than RMB10 million for the relevant PRC companies. The responsible persons may face a warning and fines of not less than RMB0.5 million and not more than RMB5 million. Additionally, fines of not less than RMB1 million and not more than RMB10 million may be imposed on the PRC company’s controlling shareholder(s) and actual controller(s) who organized or instructed the violation. The Trial Measures have no retroactive effect and thus are not applicable to our listing and offering prior to the promulgation. However, as the Trial Measures are newly published and there are substantial uncertainties with respect to the filing requirements and overall implementation at this stage, we cannot assure you that, if the conditions are met and any filing or other procedure is required, we would be able to complete such filing or procedure for our future offering or listing, if any, and fully comply with the Trial Measures on a timely basis, if at all. Any failure or perceived failure by us to comply with the requirements under the Trial Measures may result in forced corrections, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities. For details, please see “Item 4. Information on the Company—B. Business Overview—Regulation— Regulations Relating to M&A and Overseas Listing.”

On February 24, 2023, the CSRC and three other authorities issued the Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, with effect from March 31, 2023. The Confidentiality and Archives Administration Provisions set out rules, requirements and procedures relating to provision of documents, materials and accounting archives for securities companies, securities service providers, overseas regulators and other entities and individuals in connection with overseas offering and listing, including without limitation to, domestic companies that carry out overseas offering and listing (either directly or indirectly) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall not leak any state secret and working secret of government agencies, or harm national security and public interest, and a domestic company shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level, if it plans to, either directly or through its overseas listed entity, publicly disclose or provide any documents and materials that contain state secrets or working secrets of government agencies. The working papers formed within mainland China by the securities companies and securities service agencies that provide corresponding services for the overseas issuance and listing of domestic enterprises shall be stored within mainland China. Where the overseas securities regulator and the relevant competent authorities request to conduct inspection or investigation to collect evidence from a domestic enterprise and the domestic securities companies and securities service agencies providing the corresponding services in respect of the relevant overseas issuance and listing activities of the domestic enterprise, the inspection or investigation shall be carried out under the cross-border regulatory cooperation mechanism, and the CSRC or the relevant authorities shall provide the requisite assistance pursuant to the bilateral and multilateral cooperation mechanism. Any relevant domestic enterprises, securities companies and securities service agencies must seek the consent of the CSRC or relevant administrative authorities before cooperating with overseas securities regulators or relevant securities authorities in inspections or investigations, or providing documents and materials for such cooperation.

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

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. We may be required to obtain regulatory approvals from the CAC or complete filing procedures with CSRC or any other PRC governmental authorities for our future offshore offerings and listings. We cannot assure you that we will be able to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our future offshore offerings or listings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our future offshore offerings and listings. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our future offshore offerings and listings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our future offshore offerings and listings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

We may also be subject to potential liability for any unlawful actions by our users on our products. It may be difficult to determine the type of content or actions that may result in liability to us and, if we are found to be liable, we may be prevented from operating our business in China. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content being made available by an increasing number of users of our platform, which may adversely affect our results of operations. Although we have adopted internal procedures to monitor content and to remove offending content once we become aware of any potential or alleged violation, we may not be able to identify all the content that may violate relevant laws and regulations or third-party intellectual property rights. Even if we manage to identify and remove offensive content, we may still be held liable. For example, on September 19, 2022, a local branch of the MCT imposed a fine of RMB10,000 on Shanghai Dengyong Information Technology Co., Ltd. for providing online publication to the public without any internet publication service license on Fengdu Novel. We cannot assure you that our business and operations will be immune from government actions or sanctions in the future. To the extent that PRC regulatory authorities find any content displayed on our platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform in the form of take-down orders or otherwise. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could result in our liability as a platform operator.

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

The PCAOB had historically been unable to inspect our former auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our former auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, the independent registered public accounting firm that issued the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. This auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our former independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The prohibition of trading in the ADSs, or the threat of the trading being prohibited, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our former auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.

On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

It may be difficult for overseas regulators to conduct investigation or collect evidence within mainland China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated by regulators outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism and involves uncertainty. The PRC government authorities have strengthened the supervision of cross-border information provision recently. For example, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation, evidence collection and other activities within the PRC territory. Furthermore, pursuant to the Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Companies, which became effective on March 31, 2023, if any overseas securities regulators and competent overseas authorities requests to investigate, including to collect evidence for investigation purpose, or inspects a PRC domestic company that has been listed or offered securities in an overseas market or securities companies and securities service providers that undertake securities business for such PRC domestic companies, such investigation and inspection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC and competent authorities will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. Any relevant domestic enterprises, securities companies and securities service agencies must seek the consent of the CSRC or relevant administrative authorities before cooperating with overseas securities regulators or relevant securities authorities in inspections or investigations, or providing documents and materials for such cooperation. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation— Regulations Relating to M&A and Overseas Listing.” While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China may further increase the difficulties you face in protecting your interests. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

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

Risks Related to Our ADSs

The delisting of our ADSs from the NYSE may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.

On June 6, 2022, the NYSE filed a Form 25 with the SEC to strike our ADSs from listing, which became effective 10 days after the filing. Our ADSs have been quoted on the OTC Pink Limited Information under the symbol “CTKYY” after the NYSE suspended the trading of our ADSs on May 19, 2022. The delisting of our ADSs from the NYSE has had a material adverse effect on us by, among other things, causing investors to dispose of our ADSs and limiting:

●	the liquidity of our ADSs;
●	the market price of our ADSs;
●	the number of institutional and other investors that will consider investing in our ADSs;
●	the availability of information concerning the trading prices and volume of our ADSs;
●	the number of broker-dealers willing to execute trades in our ADSs; and
●	our ability to obtain equity or debt financing for the continuation of our operations.

The lack of an active trading market may limit the liquidity of an investment in our ADSs, meaning you may not be able to sell our ADSs you own at times, or at prices, attractive to you. Any of these factors may materially and adversely affect the price of our ADSs.

The trading price of our ADSs has been and may continue to be volatile, which could result in substantial losses to investors.

Our ADSs were listed on the NYSE since our initial public offering in September 2018. On June 6, 2022, the NYSE filed a Form 25 with the SEC to strike our ADSs from listing, which became effective 10 days after the filing. Our ADSs have been quoted on the OTC Pink Limited Information under the symbol “CTKYY” since the NYSE suspended the trading of our ADSs in May 2022.

The OTC Market is a significantly more limited market than NYSE. The quotation of our ADSs on the OTC Market may result in a less liquid market available for existing and potential shareholders to trade our ADSs, could depress the trading price of our ADSs and could have a long-term adverse impact on our ability to raise capital in the future.

For the period from January 1, 2022 to May 19, 2022, the date when the trading in our ADSs was suspended, the closing trading prices of our ADSs ranged from US$0.88 to US$7.41 per ADS, including retrospective adjustments for the change in the number of ordinary shares represented by each ADS that became effective on May 9, 2022. Since NYSE’s trading suspension on May 19, 2022, the closing trading prices of our ADSs quoted from the OTC marked ranged from US$0.02 to US$0.91 per ADS up to the date of this annual report.

The trading price of our ADSs has been and may continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other mobile internet companies based in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, cash flow and data related to our operating metrics;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new product and service offerings and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	financial projections that may be provided by us and changes to these projections;
●	detrimental adverse publicity about us, our products and services or our industry;
●	announcements of new regulations, rules or policies relevant for our business;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	sales of additional ADSs in the public market or other equity-linked securities, or the perception of these events;
●	convertible arbitrage strategy employed by certain investors in our outstanding convertible notes, including related short selling of our ADSs; and
●	potential litigation or regulatory investigations.

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

As of March 31, 2023, our chairman of the board of directors and chief technology officer, Karl Kan Zhang, beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constituted approximately 5.1% of our total issued and outstanding share capital and 57.3% of the aggregate voting power of our total issued and outstanding share capital as of March 31, 2023, due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Assuming that we are the owner of the VIEs for United States federal income tax purposes, we do not believe that we were a PFIC for our taxable year ended December 31, 2022 and we do not presently expect to be a PFIC for the current taxable year. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets and the value of our assets.

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

On January 18, 2019, the Supreme Court of the People’s Republic of China and the Department of Justice under the Government of the Hong Kong Special Administrative Region signed the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region, or the 2019 Arrangement. The 2019 Arrangement seeks to establish a mechanism for judgment recognition and enforcement with greater clarity and certainty in a wider range of civil and commercial matters between the mainland China and Hong Kong Special Administrative Region. The 2019 Arrangement expands the types of judgements which may be enforced to monetary and non-monetary relief in most civil and commercial matters. The 2019 Arrangement removes the pre-condition of “choice of court” agreement in writing before seeking enforcement of a judgment. Instead, it will be sufficient to show the court that the issued judgement had a “jurisdictional basis,” which can be established in a number of methods including showing that there is a connection between the dispute and the requesting place, such as the defendant’s place of residence, place of business or place of performance of the contract, or the commission of the tort. The 2019 Arrangement will come into effect after the announcement of effective date by the Supreme People’s Court and the relevant authority in the Hong Kong Special Administrative Region. The 2019 Arrangement will, upon its effectiveness, supersede the 2006 Arrangement. Although the 2019 Arrangement has been signed, its effective date has yet to be announced. If a “choice of court” agreement in writing has been signed by parties according to the 2006 Arrangement prior to the effectiveness of the 2019 Arrangement, the 2006 Arrangement shall still apply. There are still uncertainties about the outcomes and effectiveness of enforcement or recognition of judgments under the 2019 Arrangement.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we remain an emerging growth company until the fifth anniversary from the date of our initial listing. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. In addition, pursuant to the JOBS Act, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. If we cease to be an emerging growth company, we will no longer be able to take advantage of these exemptions or the extended transition period for complying with new or revised accounting standards.

We cannot predict if investors will find our ADSs less attractive or our company less comparable to certain other public companies because we will rely on these exemptions and election. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.

We incur significant costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and other applicable laws and regulations, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of such extended transition period for complying with new or revised accounting standards as required when they are adopted for public companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we may incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

As CooTek is an exempted company incorporated in the Cayman Islands and not listed on any stock exchange, its corporate governance practices may differ significantly from those of companies incorporated in Delaware or other states in the United States or those of companies listed on a stock exchange, and these practices may afford less protection to shareholders.

CooTek is an exempted company incorporated under the laws of the Cayman Islands and not currently listed on any stock exchange. As a Cayman Islands company, CooTek’s corporate affairs are governed by its memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, but does not follow recent English statutory enactments.

In addition, as a Cayman Islands exempted company, CooTek is not required to hold an annual general meeting pursuant to its currently effective memorandum and articles of association.

Furthermore, as CooTek is not currently listed on any stock exchange, CooTek is not subject to any listing rules or listing standards. To the extent that CooTek continues to follow the NYSE corporate governance listing standards that were previously applicable to it, CooTek may stop following any or all of those listing standards at any time at the discretion of its board of directors or management, as the case may be. CooTek’s corporate governance practices may afford shareholders less protection than they would otherwise enjoy as shareholders of companies incorporated in Delaware or other states in the United states or under the corporate governance listing standards of the NYSE, the Nasdaq Stock Market or other stock exchanges.

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

In July 2015, we incorporated TouchPal. Inc., a U.S. company, to operate a research and development center in Silicon Valley and acquire talents from the United States.

In 2017, we formed two PRC domestic companies, Molihong (Shenzhen) Internet Technology Co., Ltd., or Molihong, and Yingsun Information Technology (Ningbo) Co., Ltd., or Yingsun, to operate certain of our portfolio products.

In September 2018, we completed our initial public offering and our ADSs began trading on the NYSE under the symbol “CTK.” On May 9, 2022, we changed the number of ordinary shares represented by each ADS from 50 to 650. Except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to the ADS ratio of one 1 ADS to 650 Class A ordinary shares. On May 19, 2022, we were notified by the NYSE that the staff of NYSE Regulation determined to commence proceedings to delist our ADSs from the NYSE. Trading in our ADSs was suspended after the market close on the NYSE on May 19, 2022. On June 6, 2022, the NYSE filed a Form 25 with the SEC to strike our ADSs from listing, which became effective 10 days after the filing. Our ADSs have been quoted on the OTC Pink Limited Information under the symbol “CTKYY” after the NYSE suspended the trading of our ADSs on May 19, 2022.

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

On January 19, 2021, we offered US$10,000,000 aggregate principal amount of convertible note with an annual interest rate of 5% directly to YA II PN, Ltd, a Cayman Islands exempt limited partnership, due January 19, 2022 (the “January 2021 Note”) and has been fully converted to 196,665,850 Class A ordinary shares with a conversion price of US$0.0508 per Class A ordinary share in 2021.

On January 25, 2021, we entered into a Standby Equity Distribution Agreement, with YA II PN, Ltd., for the offer and sale of up to US$20,000,000 of the ADSs, and we will be able to sell up to US$20,000,000 of our ADSs at our request any time during the following 36 months. As of the date of this annual report, we have not sold any ADS to YA II PN, Ltd according to this agreement.

On March 19, 2021, we entered into a securities purchase agreement and a convertible note with YA II PN, Ltd., pursuant to which YA II PN, Ltd. will purchase a convertible promissory note in the principal amount of US$20,000,000 with an annual interest rate of 5%, which may be convertible into our Class A ordinary shares in exchange for our ADSs, due March 19, 2022 (the “March 2021 Note”). Beginning on June 1, 2021 and continuing on the first day of each calendar month thereafter through January 2022, the principal amount plus an 8% redemption premium and plus accrued and unpaid interest will be subject to monthly redemption in the event that the daily VWAP on each of the five consecutive trading days immediately prior to the redemption date does not exceed a price equal to 108% of the fixed conversion price. In September 2021, we entered into a letter agreement with YA II PN, Ltd. to amend the schedule of redemptions, which was subsequently replaced by the one signed on October 29, 2021. On October 29, 2021, we entered into a letter agreement with YA II PN, Ltd. to amend and restate the March 2021 Note so as to, among others, extend the maturity date to August 31, 2022 (the “Rescheduled March 2021 Note”) and reduced the floor price from US$0.015 per Class A ordinary share to US$0.01 per Class A ordinary share. On January 10 and February 28, 2022, we entered into two letter agreements, pursuant to which the floor price was reduced to US$0.006 per Class A ordinary share and US$0.004 per Class A ordinary share, respectively. On May 11, 2022, we and YA II PN, Ltd. agreed to change the floor price to US$0.50 per ADS. On July 8, 2022, we entered into a letter agreement with YA II PN, Ltd. to amend the schedule of redemptions, which was subsequently replaced by the one signed on October 11, 2022. On October 11, 2022, we entered into a letter agreement with YA II PN, Ltd. to amend the Rescheduled March 2021 Note so as to, among others, extend the maturity date to April 1, 2023 (the “Final March 2021 Note”) and amend the schedule of redemptions. As of the date of this annual report, the Final March 2021 Note has been partially converted to 1,543,601,450 Class A ordinary shares with the weighted average conversion price of US$0.0081 per ordinary share, and the outstanding principal amount has been redeemed by us in cash.

On August 16, 2021, we entered into a securities purchase agreement with Mercer Street Global Opportunity Fund LLC, pursuant to which we agreed to issue and sell, and Mercer Street Global Opportunity Fund LLC agreed to subscribe for and purchase, US$1.5 million worth of our Class A ordinary shares represented by the ADSs at a price of US$0.0303 per Class A ordinary share in a registered direct offering.

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engaged in mobile internet and mobile advertising businesses, our WFOE also entered into a series of contractual arrangements with Shanghai Chubao, Molihong, Qiaohan and Qinglin, and their respective shareholders. We collectively refer to these domestic entities and Shanghai Hanxiang as the VIEs in this annual report. The business of Shanghai Hanxiang was migrated into other entities in our group, and Shanghai Hanxiang has gradually ceased its business operations since 2012. As of the date of this annual report, Shanghai Hanxiang does not have any substantive business operations. For more details and risks related to our variable interest entity structure, please see “Item 3. Key Information-D. Risk Factors—Risks Related to Our Corporate Structure.” As a result of our direct ownership in our WFOE and the variable interest entity contractual arrangements, we are regarded as the primary beneficiary of the VIEs. We treat them as the consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

Our principal executive offices are located at 11F, T2, No.16, Lane 399, Xinlong Road, Minhang District, Shanghai, 201101, People’s Republic of China. Our telephone number at this address is +86 21 6485-6352. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.cootek.com/.

B.Business Overview

We are a mobile internet company with a global vision. Our mission is to empower everyone to enjoy relevant content seamlessly. We have developed and brought to market pan-entertainment mobile applications, focusing on two categories: online literature and mobile games. Sophisticated big data analytics and data-driven user insights are the backbone of our business, enabling us to release appealing products that capture mobile internet users’ ever-evolving content needs and attract targeted users. Our portfolio products of mobile applications serve a global user base comprised of an average of 6.3 million DAUs in December 2022.

We are riding the tide with the development of smart phone industry. Starting with our TouchPal Smart Input in 2008, an intelligent input method for mobile devices, we have enabled mobile users to enjoy better typing experience using smart phones. Based upon our user insights accumulated through our TouchPal Smart Input, we have formulated a systematic approach to develop a global portfolio of utility applications to enhance mobile users’ functional experiences on smart phones, such as phonebook, wallpaper, fitness and health tracking.

With the popularity of mobile phones and the improvement of mobile operating system in recent years, users’ attention has shifted from the basic functions of the mobile phones to the consumption of productivity or entertainment contents. Since 2019, we have invested in the development of pan-entertainment mobile applications. As of December 31, 2022, we have launched over 170 online literature applications and mobile games, the advertising revenue from which contributed 97.0% of our total advertising revenue in 2022, as compared to 25.3% in 2019.

Our Products

Pan-entertainment Mobile Applications

Following our user-centric and data-driven approach, we have developed and brought to market the following pan-entertainment mobile applications focusing on two categories: mobile games and online literature.

Mobile games

We launched our first self-developed mobile game in the third quarter of 2019, and thereafter introduced a series of self-developed casual games, including dress-up games such as Catwalk Beauty, which ranked No.1 in the United States and other 57 countries and regions on App Store and Google Play game category as of May 2021, and interactive story game series such as Love Fantasy and Hey Beauty. Love Fantasy ranked No. 2 on the US iOS Games in December 2021.

We have rich experience in the development of casual games. Through the innovative combination of diversified casual games and the synergy with our online literature, we launched “Interactive Story+” series of games in 2021, which allows players to enjoy the thrill of casual games and also engages them in interactive plots.

We operate our mobile games in China and overseas markets, including various English, Spanish and Portuguese speaking countries and regions. Advertising revenues from mobile games in the overseas market contributed 6.4%, 14.6% and 43.1% of our total advertising revenues in 2020, 2021 and 2022, respectively.

Online literature

We have launched Fengdu Novel in China in 2019 and Readict in the overseas market in 2020.

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

We launched Fengdu Literature Platform to develop our original content ecosystem at the end of 2019. Fengdu Literature Platform has accumulated approximately 5,000 signed authors and 6,800 original contract books as of December 31, 2022. Fengdu Literature Platform is deemed as diverse in category, covering 14 major categories of male and female preferred content including genres of romance, fantasy, science fiction, history and others. More than 50% of content focus on gender specialized stories in urban context and ancient romance.

In addition, we are actively diversifying our IP business based on the original books from Fengdu Literature Platform. We license our original books to third-party websites and applications to serve their users. We also created several short video series based on Fengdu Literature Platform content and IP resources. These short video series are divided into 20 to 25 episodes with a running time of 2 to 5 minutes for each. The short drama has been redistributed on major short video sites such as Tencent, Douyin and Kuaishou. For instance, “Return to 1993,” a show released on Tencent Videos in November 2022, was popular among viewers and received thousands of comments and wide discussion. It is the first short video series in which we cooperated with Tencent and it marks a milestone for Fengdu Literature Platform’s IP business.

We introduced online community feature in 2021 for book lovers on Fengdu Novel, which allows readers to make book reviews, chapter reviews and posts. We incentivize users to make comments by rewarding witty and popular review writers with virtual gold coins and VIP membership. The comment that has received most likes will be placed on the top of the section. By allowing users to directly share and express their comments, we believe this feature help improve the retention rate of users and users’ reading time, which will in turn attract more writers to join our community to interact with their fans.

Utility Mobile Applications

Based upon our user insights accumulated through our TouchPal Smart Input, we have also developed a global portfolio of utility applications to enhance mobile users’ functional experiences on smart phones, such as phonebook, wallpaper, fitness, and health tracking.

Product Distribution and Marketing

We distribute our products and acquire users primarily through user downloads from digital distribution platforms and social media.

We acquire new users through downloads of our products from digital distribution platforms such as Apple App Store and Google Play. Some of these users acquired through downloads are drawn to our applications through word-of-mouth or general interest in one of our global products, thus growing our user base organically. A majority of our users are drawn to our products through our paid marketing campaigns on third-party platforms in mainland China such as Douyin, Tencent and oversea distribution platforms such as AppLovin and Facebook.

Monetization

We generate a majority of our revenues through mobile advertising. Our value proposition to advertisers is driven by our large, engaged and sticky user base, insightful understanding of user interests and demands, and precision targeting of content to the preferred audience in a variety of usage scenarios. We provide performance-based advertising solutions that are compelling to our advertisers.

The number of our available advertising spaces is a function of the size of our user base and the number of our product offerings. We possess the technical capability to efficiently managing our advertising spaces. Our advertising spaces within our products can accommodate a variety of ad formats. At the same time, our priority is to achieve a balance between user experience and utilization of advertising spaces. Launched in 2019, CooTek Ads is our in-house advertising network platform that provides our clients with high-quality and tailored advertising services. We terminated the operation of this system in 2022 as part of our efforts to optimize our monetization strategies.

Our advertisers are from a broad range of industries, including healthcare, e-commerce, online games, merchant services and business services. Most of our advertisers are represented by third-party advertising exchanges and agencies. Our top two advertising customers, which are advertising exchanges, in aggregate accounted for approximately 39.5% of our total revenues in 2022. We have entered into standard forms of agreements with our major advertising customers. In 2020, 2021 and 2022, we entered into distribution cooperation agreements with Chuan Shan Jia, a leading advertising exchange platform in mainland China who is also our top advertising customer for the cooperation in placing advertisements on our mobile apps for the respective immediately following year. Our business depends on our relationships with these large advertising exchanges and agencies. For more details, see “Item 3. Key Information—D. Risk Factors—We depend on certain third-party advertising exchanges and agencies for a large portion of our mobile advertising revenues.”

We are exploring methods to diversify our monetization. In addition to in-app advertising, we allow users to make in-app purchases to unlock special features or tools in our mobile games and extra content in our online literature products. We also diversify our monetization by out-licensing our original novels on Fengdu Literature Platform to produce audiobooks, short videos, etc. In addition, we operated IP content commercialization based on content on our online literature products, such as Fengdu Novel. In 2021, we initiated a novel-to-drama launching mechanism to enhance the influence and profitability of IP works. We use social media and other channels to promote these drama products. As a part of our IP incubation efforts, Fengdu Novel has formed business relationships with third party content suppliers in content creation and adaptation.

Technology and Research and Development

Technology is the key to our success. Our research and development efforts focus on big data analytical capabilities.

AI Generated Content (AIGC) tools for content production

We employ AIGC tools that use machine learning algorithms to create content automatically. We have used AIGC tools in mobile game art design to automatically generate backgrounds, characters, and other features based on user inputs from our mobile games. We have also used AIGC tools to create novel outlines. The AIGC tools allow us to analyze existing works, identify patterns in novels and generate outlines that fit within certain parameters. By using AIGC tools, we are able to improve efficiency and save efforts while still producing high-quality work.

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

As of December 31, 2022, we held 65 patents in mainland China and 39 patents in other countries and regions, covering inventions and designs; we have 10 patent applications currently pending in mainland China; we have submitted 33 patent applications in other jurisdictions through the procedures under the Patent Cooperation Treaty, or PCT; and we intend to apply for more patents to protect our core technologies and intellectual properties. As of December 31, 2022, we have registered 279 trademarks with the Trademark Office of the State Administration for Industry and Commerce in mainland China, including our company’s name “CooTek,” CooTek logos, trademarks relating to our products such as TouchPal Smart Input and TouchPal Phonebook; and we are in the process of applying for the registration of one other trademark in mainland China; we have registered 27 trademarks in other countries and regions. As of December 31, 2022, we are the registered owner of 226 software copyrights in mainland China, each of which we have registered with the State Copyright Bureau of China. As of December 31, 2022, we own the rights to more than 150 domain names that we use in connection with the operation of our business, including our CooTek and TouchPal websites cootek.com, chubao.cn and touchpal.com.

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

Competition

We face intense competition for users, usage time and advertising customers. Our portfolio products compete with applications of the same or a similar kind. In addition, we compete with all major internet companies for user attention and advertising spending. Fengdu Novel competes with other leading free online literature applications in the Chinese market including Fanqie Novel and Qimao Novel. Our mobile game products such as Love Fantasy and Hey Beauty compete primarily with other mobile games developed by companies such as WebEye and Laiwan.

Seasonality

We are subject to seasonality and other fluctuations in our business. Revenues from our mobile advertising services, which constituted a majority of our revenues in the year ended December 31, 2020, 2021 and 2022, are affected by seasonality in advertising spending in both international and China markets. We believe that such seasonality in advertising spending affects our quarterly results, partially resulting in the significant growth in our mobile advertising revenues between the first and the third quarters but a decline from the third quarter to the fourth quarter.

Insurance

We do not maintain insurance policies covering damages to our network infrastructures or information technology systems. We also do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be in line with that of other companies in the same industry of similar size in mainland China.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Regulation

We are an international company that is incorporated as a Cayman Islands exempted company under the laws of Cayman Islands. Our principal offices are located in mainland China while we have business operations around the world. As a result of this organizational structure and the scope of our operations, we are subject to a variety of laws in different countries, including those related to personal privacy, data protection, content restrictions, telecommunications, intellectual property, consumer protection, advertising and marketing, labor, foreign exchange, competition and taxation. These laws and regulations are constantly evolving and may be interpreted, implemented or amended in a manner that could harm our business. It also is likely that if our business grows and evolves and our products and services are used more globally, we will become subject to laws and regulations in additional jurisdictions. This section sets forth the summary of material laws and regulations relevant to our business operations.

Regulations Relating to Personal Privacy and Data Protection

In the area of personal privacy and data protection, we are subject to the laws in various jurisdictions where our products are available for use, and such laws and regulations can impose stringent requirements. Such requirements also vary from jurisdiction to jurisdiction. Many jurisdictions, including mainland China and the United States, continue to consider the need for greater regulation or reform to the existing regulatory framework.

In the United States, there is no single comprehensive national law governing the collection and use of user data or personal information. Instead, the U.S. has both federal and state laws in parallel and regulations that sometimes overlap and even contradict one another. In addition, there are many guidelines developed by government authorities and industry groups that, although lacking the force of law, are considered “best practices” and are relied upon for setting standards. All states in the U.S. have now passed laws to regulate the actions that a business must take in the event of a data breach, such as prompt disclosure and notification to affected users and regulatory authorities. In addition, some states have enacted statutes and rules requiring businesses to reasonably protect certain types of personal information they hold or to otherwise comply with certain specified cyber security requirements for personal information. At the federal level, the Federal Trade Commission Act, or the FTC Act, is a federal consumer protection law that prohibits unfair or deceptive practices and has been applied to offline and online privacy and cyber security policies. The Federal Trade Commission, or the FTC, empowered by the FTC Act, oversees consumer privacy compliance of most companies doing business in the U.S. and provides various guidelines regarding privacy and security practices for different industries. The FTC has brought many enforcement actions against companies for failing to comply with their own privacy policies and for the unauthorized disclosure of personal data. The U.S. federal and state legislatures will likely continue to consider the need for greater regulation aimed at restricting certain targeted advertising practices.

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

Regulations Relating to Generative AI

On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security and SAMR jointly made public the Administration Provisions on Algorithmic Recommendation of Internet Information Services (the “Algorithmic Recommendation Provisions”), which became effective on March 1, 2022. The Algorithmic Recommendation Provisions apply to providers of internet information service leveraging algorithmic recommendation technologies, which include the use of algorithmic technologies such as generation and synthesis, personalized push, sorting and selection, retrieval and filtering, scheduling decision-making, etc. to provide information to users. The Algorithmic Recommendation Provisions set out further obligations on such providers to, among others, protect the interests and rights of the users, especially the interests and rights of minors, elders, and workers. In addition, Algorithmic Recommendation Provisions state that an algorithm recommendation service provider with public opinion attribute or social mobilization ability shall, within ten working days from the date of provision of services, fill in such information as the service provider’s name, service form, application field, algorithm type, algorithm self-assessment report and content to be disclosed via the internet information service algorithm record-filing system to go through record-filing formalities.

On November 25, 2022, the CAC, MIIT and Ministry of Public Security jointly issued the Administrative Provisions on Deep Synthesis of Internet Information Services successively, or the Provisions on Deep Synthesis Services, which became effective on January 10, 2023. According to the Provisions on Deep Synthesis Services, deep synthesis technology refers to any technology that utilizes deep learning, virtual reality or any other generative or synthetic algorithm to produce text, images, audio, video, virtual scenes, or other network information. The Provisions on Deep Synthesis Services emphasize that the providers of deep synthesis services, as the primary entities responsible for the information security, should not use deep synthesis services to engage in activities prohibited by laws and regulations.

On April 11, 2023, the CAC released draft Administrative Measures for Generative Artificial Intelligence Services for public consultation. The deadline for submitting comments is May 10, 2023. These draft measures apply to research and development into, as well as the use of, generative AI that is offered to the public within the territory of China. Providers of generative AI are required to, among others, adopt measures to filter any inappropriate content created by generative AI, optimize algorithms to prevent the generation of such content, apply to the CAC for a security assessment before offering a generative AI service to the public at large. Providers shall be responsible for the legitimacy of the pre-training data of the generated AI products and the source of the optimized training data and shall specify and disclose the applicable users, occasions and purposes of their services, and take appropriate measures to prevent users from over-reliance on or addiction to generated content. Besides, providers shall have the obligation to protect the information input by users and the use records. It is not allowed to illegally retain the input information from which the identity of a user can be deduced, draw a portrait based on the information input by a user and the use situation, or provide the information input by a user to others A provider of generative AI that violates the requirements under these draft measures will be penalized in accordance with relevant regulations, or receive warnings, be ordered to take corrective actions, suspend services, or pay fines, or be held criminally liable.

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

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets during online information distribution. Specifically, internet companies in mainland China with bulletin boards, chat rooms or similar services must apply for specific approval prior to operating such services.

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

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provides for improving relevant laws and regulations on cyber security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures. On February 24, 2023, the CSRC and three other authorities issued the Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, with effect from March 31, 2023.

On December 28, 2021, the Cyberspace Administration of China issued the Measures for Cyber Security Review. The scope of review under the Measures for Cyber Security Review extends to critical information infrastructure operators that intend to purchase internet products and services and internet platform operators engaging in data processing activities, which affect or may affect national security. According to the Measures for Cyber Security Review, internet platform operators who possess personal information of over a million users shall apply to the Cyber Security Review Office for cyber security reviews before listing in a foreign country. If the relevant authorities consider that certain network products and services, data processing activities and listings in foreign countries affect or may affect national security, the authorities may initiate a cyber security review even if the operators do not have an obligation to report for a cyber security review under such circumstances. The Measures for Cyber Security Review also elaborated the factors to be considered when assessing the national security risks of the relevant activities, including among others, risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country and risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments after a foreign listing. However, the Measures for Cyber Security Review remain unclear on whether companies that have been listed on a U.S. stock exchange or whose securities are trading in the United States are required to make relevant applications.

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

On November 14, 2021, the CAC published a discussion draft of the Administrative Measures for Internet Data Security, or the Draft Measures for Internet Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. The Draft Measures for Internet Data Security also provided that operators of large Internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the Draft Measures for Internet Data Security requires data processors processing over one million users’ personal information to comply with the regulations on important data processors, including, among others, appointing a person in charge of data security and establishing a data security management organization, filing with the competent authority within fifteen working days after identifying its important data, formulating data security training plans and organizing data security education and training for all staff every year, and that the education and training time of data security related technical and management personnel shall not be less than 20 hours per year. The Draft Measures for Internet Data Security also stated that data processors processing important data or going public overseas shall conduct an annual data security assessment by themselves or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 of each year. Further, the Draft Measures for Internet Data Security required internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have a significant impact on users’ rights and interests. Further, platform rules and privacy policies formulated by operators of large Internet platforms with more than 100 million daily active users, or amendments to such rules or policies by operators of large Internet platforms with more than 100 million daily active users that may have significant impacts on users’ rights and interests shall be evaluated by a third-party organization designated by the CAC and reported to local branch of the CAC for approval. The CAC solicited comments on this draft, but there is no timetable as to when it will be enacted. The Draft Measures for Internet Data Security remain unclear on whether the relevant requirements will be applicable to companies that have been listed on a U.S. stock exchange or whose securities are trading in the United States. We cannot predict the impact of the Draft Measures for Internet Data Security, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the Draft Measures for Internet Data Security mandate clearance of cyber security review and other specific actions to be completed by mainland China-based companies that have been listed on a U.S. stock exchange or whose securities are trading in the United States, we face uncertainties as to whether such clearance can be timely obtained, or at all. If a final version of the Draft Measures for Internet Data Security is adopted, we may be subject to review when conducting data processing activities and annual cyber security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing.

The PRC government authorities also further enhanced the supervision and regulation of cross-border data transmission. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. In accordance with these measures, data processors will be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor which has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of the preceding year; or (iv) other circumstances as requested by the CAC. Furthermore, data processors shall conduct self-assessment on the risks of cross-border data transfer prior to their applying for the security assessment and focus on assessment of the following significant matters, including, among others: (i) the legality and necessity of the purpose, scope and method of cross-border data transfer; (ii) the scale, scope, type and sensitivity of data transferred overseas, and risks to the national security, public interests or legitimate rights of individuals or organizations caused by such cross-border data transfer; (iii) the responsibilities and obligations that the overseas recipient of such data promises to undertake, and whether such overseas recipient’s management and technical measures and capabilities for performing its responsibilities and obligations can guarantee the security of cross-border data transfer; (iv) the risks that the data transferred overseas may be falsified, destroyed, divulged, lost, transferred, illegally obtained or illegally used during and after the cross-border transfer, and whether the channel for the maintenance of personal information rights and interests is smooth; (v) whether contracts or other legally binding documents entered into with the overseas recipient have fully stipulated the responsibilities and obligations to protect data security. In addition, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transfer before the effectiveness of such measures are required to be rectified within 6 months of the effectiveness date thereof.

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

Regulations Relating to Foreign Investment

Negative List and Encouraged Industry Guidelines Related to Foreign Investment. Investment activities in mainland China by foreign investors are principally governed by the Special Administrative Measures (Negative List) for Access to Foreign Investment (2021 Revision), or 2021 Negative List, which was promulgated by the Ministry of Commerce of the PRC, or MOFCOM, and the National Development and Reform Commission, or NDRC, as amended from time to time, and the Catalogue of Encouraged Industries for Foreign Investment (2022 Revision), or Encouraged Industry Catalogue, issued by MOFCOM and NDRC.

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

Foreign Investment in Telecommunication Business. Regulations for Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, promulgated by the PRC State Council, or State Council, in 2001 and most recently amended on March 29, 2022, effective on May 1, 2022, requires that in general, the foreign party to a foreign-invested telecommunications enterprise engaging in value-added telecommunications services may hold up to 50% of the equity of the FITE, of which the geographical area it may conduct telecommunications services is provided by the MIIT in accordance with relevant provisions as mentioned above. According to the recently amended FITE Regulations, the previous requirement on the primary foreign investor’s experience and good track record has been cancelled. However, this modification is relatively new, uncertainties still exist in relation to its interpretation and implementation. The 2021 Negative List prohibits a foreign investor from holding more than 50% of the total equity interest in value-added telecommunications service business, except for e-commerce, domestic multi-¬party communication, store-and-forward service, and call centers service in mainland China. The MIIT issued an Announcement on Issues concerning the Provision of Telecommunication Services in Mainland China by Service Providers from Hong Kong and Macau, allowing investors from Hong Kong and Macau to hold more than 50% of the equity in FITEs engaging in certain specified categories of value-added telecommunications services.

In 2006, the Ministry of Information Industry, or the MII, the predecessor of the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, pursuant to which, a PRC company that holds a license for providing internet information services, or an ICP license, is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in mainland China. Furthermore, the trademarks and domain names that are used in the provision of internet content services must be owned by the ICP operator or its shareholders. In addition, an ICP operator shall have appropriate facilities for its approved business operations and to maintain such facilities in the regions covered by its license.

In view of these restrictions on foreign direct investment in the value-added telecommunications sector, we established domestic VIEs to engage in value-added telecommunications services.

Foreign Investment in Online Games. In September 2009, the General Administration of Press and Publication, or the GAPP (the predecessor of the SART), together with the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications, jointly issued a Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or the GAPP Online Game Notice. The GAPP Online Game Notice states that foreign investors are not permitted to invest in online game operating businesses in mainland China via wholly foreign-owned entities, Chinese-foreign equity joint ventures or cooperative joint ventures or to exercise control over or participate in the operation of domestic online game businesses through indirect means, such as other joint venture companies or contractual or technical arrangements. In view of these restrictions on foreign direct investment in the online games sector, we established domestic VIEs to engage in the provision of online games mobile apps.

Due to a lack of interpretative materials from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a telecommunications business or an online games business. In order to comply with PRC regulatory requirements, we operate a portion of our business through the VIEs, with which we have contractual relationships but in which we do not have an actual ownership interest. If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in the internet sector in mainland China, we could be subject to severe penalties.

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

In 2000, the State Council issued the Measures for the Administration of Internet Information Services, or the ICP Measures, most recently amended in January 2011. The ICP Measures define “internet information services” as the services of providing internet information to online users, which is further divided into “commercial internet information services” and “non-commercial internet information services.” A commercial internet information services operator must obtain a value-added telecommunications services license, or ICP license for internet information services, from the MIIT or its local branch at the provincial or municipal level in accordance with the Telecom Regulations before providing any commercial internet information services in mainland China. Our business includes providing VoIP services and other value-added telecommunications services such as internet information service.

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

The CAC promulgated the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, on June 14, 2022, which replaced its previous version promulgated on June 28, 2016 and became effective on August 1, 2022. Under the APP Provisions, mobile application providers are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties, and may not produce, copy, issue or disseminate through internet mobile applications any content prohibited by laws and regulations. The APP Provisions also require application providers to obtain relevant qualifications required by laws and regulations for providing services through such applications.

We currently hold eight Value-added Telecommunications Services Operating Licenses.

Regulations Relating to Internet Publication Services

The State Administration of Radio and Television, or SART, formerly known as the SAPPRFT, as integrated from the State Administration of Radio, Film and Television, and the GAPP, in March 2018 as a result of institutional reform, is the government agency responsible for regulating publication activities in mainland China. In June 2002, the MIIT and the GAPP jointly promulgated the Interim Administrative Measures on Internet Publication, which require internet publishers to obtain a license from the GAPP to conduct internet publication activities.

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

We currently hold six Online Culture Operating Permits.

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

Both the internet publication services (including the online game publishing) and online culture operation (including the online game operation) fall within the prohibited categories in the Negative List. The Notice Regarding the Consistent Implementation of the “Regulation on Three Provisions” of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or the GAPP Notice, promulgated by the GAPP, together with the National Copyright Administration and the Office of the National Working Group for Crackdown on Pornographic and Illegal Publications in 2009, provides that, among other things, foreign investors are not permitted to invest or engage in online game operations in mainland China through their wholly owned subsidiaries, equity joint ventures or cooperative joint ventures, and foreign investors are not permitted to gain control over or participate in domestic online game operations indirectly through joint ventures, contractual agreements or technical support. Serious violation of the GAPP Notice will result in suspension or revocation of relevant licenses and registrations.

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

On June 14, 2022, the CAC issued the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, which replaced its previous version promulgated on June 28, 2016 and became effective on August 1, 2022. Under the APP Provisions, the mobile applications information service providers shall satisfy relevant qualifications required by laws and regulations, strictly carry out the information security management responsibilities and fulfill their obligations in various aspects relating to the real-name system, protection of users’ information and the examination and management of information content. The app store service providers shall file with the local cyberspace administration authorities within 30 days after its app store services being launched, and such app store service providers are responsible for overseeing app information service providers operated in their stores.

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

In addition, pursuant to the Notice of on Further Strengthening Regulation to Effectively Prevent Online Gaming Additions among Minors, which became effective on September 1, 2021, the NPPA limit online gaming time for minors to an hour per day from 8 p.m. to 9 p.m. on Friday, Saturday, Sunday and legal holidays in mainland China starting from September 1, 2021 and all online games are required to be connected to the online game anti-fatigue compliance system and a real-name registration system of the NPPA.

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

Regulations Relating to Intellectual Property Protection

Mainland China has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents and trademarks.

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

The Provisions of the Supreme People’s Court on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes on Infringement of the Information Network Dissemination Rights provides that disseminating works, performances or audio-video products by internet users or internet service providers via the internet without the consents of the copyright owners shall be deemed to have infringed the right of dissemination of the copyright owner. Under the Regulations on the Protection of the Right to Network Dissemination of Information, promulgated by the State Council in 2006 and amended in 2013, an owner of the network dissemination rights with respect to written works or audio or video recordings who believes that information storage, search or link services provided by an internet service provider infringe his or her rights may require that the internet service provider delete, or disconnect the links to, such works or recordings. As of December 31, 2022, we have registered 226 software copyrights in mainland China.

Patent Law

Under the Patent Law promulgated by PRC Congress in 1984 and most recently amended in 2020, and its implementation regulations issued in 2010, the State Intellectual Property Office is responsible for administering patents in mainland China. The Chinese patent system adopts a “first to file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet all three conditions: novelty, inventiveness and practical applicability. A patent is valid for 20 years in the case of an invention and 10 years in the case of utility models and designs. A third-party user must obtain consent or proper license from the patent owner to use the patent. Otherwise, third-party use constitutes an infringement of patent rights. As of December 31, 2022, we had 65 patents in mainland China.

Trademark Law

Under the Trademark Law promulgated by PRC Congress in 1982 and most recently amended in 2019, and its implementation regulations issued in 2002 and amended in April 2014, the Trademark Office of the Administration for Industry and Commerce is responsible for the registration and administration of trademarks. The Administration for Industry and Commerce under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. As with patents, mainland China has adopted a “first-to-file” principle for trademark registration. If two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced. For applications filed on the same day, the trademark that was first used will receive preliminary approval and will be publicly announced. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. As of December 31, 2022, we had 279 trademarks in mainland China.

Domain Name

Domain names are protected in mainland China under the Administrative Measures on the Internet Domain Names promulgated by the MIIT, which became effective on November 1, 2017. The MIIT is the primary regulatory authority responsible for the administration of the PRC internet domain names. The registration of domain names in mainland China has adopted a “first-to-file” principle. A domain name applicant will become the domain name holder upon the completion of its application procedure.

As of December 31, 2022, we had registered more than 150 domain names, including “cootek.com,” “chubao.cn” and “touchpal.com.”

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

Based on our understanding of the current PRC laws and regulations, as of the date of this annual report, we believe that we will not be required to submit an application to the CSRC for the approval of our historical  listing and trading of the ADSs on any designated stock exchange or market. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by mainland China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by mainland China-based overseas-listed companies.

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

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies, or the Trial Measures, with effect from March 31, 2023, and the No. 1 to No. 5 Supporting Guidance Rules, collectively, the Guidance Rules. The Trial Measures, together with the Guidance Rules, establish a new regime to regulate overseas offerings and listings by domestic companies. Any future securities offerings and listings outside of mainland China by our company, including but not limited to listings, follow on offerings, issuance of convertible notes, exchangeable notes or preferred shares, and other equivalent offering activities, either directly or indirectly, will be subject to the filing requirements with CSRC under the Trial Measures, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner, or at all. Under the Trial Measures, such filings shall include, among others, (i) a filing report, (ii) regulatory opinions, filing or approval documents issued by the competent authorities of the industry concerned (if applicable), (iii) opinions on the security assessment and review issued by the relevant competent department of the State Council (if applicable), (iv) legal opinions and undertakings issued by PRC counsel, and (v) the listing documents. If we fail to complete filing or other procedures as required, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs and Class A ordinary shares. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings and listings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

The Guidance Rules provide that the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be deemed as a PRC company’s indirect overseas offering and listing if the issuer meets both of the following conditions: (i) any of the operating income, gross profit, total assets, or net assets of the PRC companies in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, or the principal place of business is in the PRC or carried out in the PRC. In all such cases, the issuer or its designated principal operating PRC entity, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit a filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit a filing with respect to its follow-on offering within three business days after the completion of the follow-on offering. The issuer shall also submit a report with respect to the following material events within three business days after the occurrence and announcement of such event: (i) change of control rights; (ii) being investigated or punished by overseas securities regulatory authorities or relevant competent authorities; (iii) change of listing status or listing board; and (iv) voluntary or mandatory termination of the listing. The Guidance Rules specify that “control relationship” or “control right” under the Trial Measures refer to the actual control of the company by means of equity, voting rights, trusts, agreements and other arrangements, either individually or jointly, directly or indirectly. Therefore, the Trial Measures are interpreted to apply to PRC companies that use a variable interest entity structure. The Trial Measures also identify certain circumstances that will preclude issuers from pursuing overseas offerings and listings, including (i) explicit prohibition from financing through listing by laws, administrative regulations, or relevant national provisions; (ii) recognition by the relevant competent department of the State Council that the issuer’s overseas offering and listing may harm national security; (iii) commission of criminal offenses, such as embezzlement, bribery, misappropriation of property, or disruption of market orders by the domestic companies, its controlling shareholder, or the actual controller within the past three years; (iv) ongoing investigation by law enforcement agencies for suspected criminal or significant illegal and irregular activities without any clear conclusion yet; and (v) material ownership disputes over shares held by the controlling shareholder or by other shareholders that are controlled by controlling shareholder and/or actual controller. Additionally, the Trial Measures include certain compliance requirements for issuers, such as compliance with national security laws, regulations and provisions on foreign investment, cyber security and data security, and address that security review procedures, if involved, shall be carried out in accordance with relevant laws prior to submitting the application for overseas offering and listing.

According to the Trial Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC (i) with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to its follow-on offering within three business days after completion of the follow-on offering, (iii) with respect to its follow-on offering for purpose of acquiring specific assets, within three business days after the first public announcement of the transaction, and (iv) with respect to listing by means of reverse takeover, share swap, acquisition and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. The CSRC also requires the PRC domestic companies to submit regulatory opinions, assessment opinions or approvals issued by relevant authorities as filing materials if applicable. The Trial Measures also require subsequent report to the CSRC on material events, such as material change in principal business and change of control. Non-compliance with the Trial Measures may result in a warning on the relevant domestic companies or a fine of RMB1 million to RMB10 million on them. The directly responsible person in charge and other directly responsible persons shall be given a warning and a fine of RMB500,000 to RMB5 million. The controlling shareholder or actual controller of domestic companies who organizes or instigates the illegal act under the Trial Measures shall be given a fine of RMB1 million to RMB10 million. According to the Circular of the People’s Republic of China on Administrative Arrangements for Filing of Overseas Issuance and Listing of Domestic Enterprises released on February 17, 2023, companies that have completed overseas issuance and listing before September 30, 2023 are not required to file immediately, and should file as required if subsequent filing matters such as refinancing are involved.

On February 24, 2023, the CSRC and three other authorities issued the Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, with effect from March 31, 2023. The Confidentiality and Archives Administration Provisions set out rules, requirements and procedures relating to provision of documents, materials and accounting archives for securities companies, securities service providers, overseas regulators and other entities and individuals in connection with overseas offering and listing, including without limitation to, domestic companies that carry out overseas offering and listing (either directly or indirectly) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall not leak any state secret and working secret of government agencies, or harm national security and public interest, and a domestic company shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level, if it plans to, either directly or through its overseas listed entity, publicly disclose or provide any documents and materials that contain state secrets or working secrets of government agencies. The working papers formed within mainland China by the securities companies and securities service agencies that provide corresponding services for the overseas issuance and listing of domestic enterprises shall be stored within mainland China. Where the overseas securities regulator and the relevant competent authorities request to conduct inspection or investigation to collect evidence from a domestic enterprise and the domestic securities companies and securities service agencies providing the corresponding services in respect of the relevant overseas issuance and listing activities of the domestic enterprise, the inspection or investigation shall be carried out under the cross-border regulatory cooperation mechanism, and the CSRC or the relevant authorities shall provide the requisite assistance pursuant to the bilateral and multilateral cooperation mechanism. Any relevant domestic enterprises, securities companies and securities service agencies must seek the consent of the CSRC or relevant administrative authorities before cooperating with overseas securities regulators or relevant securities authorities in inspections or investigations, or providing documents and materials for such cooperation.

Regulations Relating to Foreign Currency Exchange and Dividend Distribution

The principal regulations governing foreign currency exchange in mainland China are the Foreign Exchange Administration Regulations, or the Foreign Exchange Regulations, which were promulgated by the State Council in 1996 and most recently amended in 2008. Under the Foreign Exchange Regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of the PRC, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. Dividends paid by a PRC subsidiary to its overseas shareholder are deemed income of the shareholder and are taxable in mainland China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange promulgated by the PBOC in 1996, foreign-invested enterprises in mainland China may purchase or remit foreign currency, subject to a cap approved by the SAFE, for settlement of current account transactions without the approval of the SAFE. Foreign currency transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.

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

The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Law promulgated in 2019, Implementation Regulations for the Foreign Investment Law promulgated in 2019, and the Company Law as recently amended in 2018. Under these regulations, wholly foreign-owned enterprises in mainland China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in mainland China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. At the discretion of the board of directors of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds, however, may not be distributed as cash dividends.

Furthermore, under the Enterprise Income Tax Law, which became effective in January, 2008 and latest amended in December 2018, the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the PRC Enterprise Income Tax Law issued by the State Council. However, a lower withholding tax rate of 5% might be applied if there is a tax treaty between mainland China and the jurisdiction of the foreign holding companies, such as is the case with Hong Kong, and certain requirements specified by PRC tax authorities are satisfied.

Regulations Relating to Employee Share Option Plans

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or SAFE Circular 7, issued by the SAFE in February 2012, employees, directors, supervisors, and other senior management participating in any share incentive plan of an overseas publicly listed company who are PRC citizens or non-PRC citizens residing in mainland China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

In addition, the SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, employees working in mainland China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are obligated to file documents related to employee share options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their share option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

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

C.Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and other entities that are material to our business, as of the date of this annual report:

(1)	Karl Kan Zhang, Susan Qiaoling Li, Michael Jialiang Wang, Jim Jian Wang and Haiyan Zhu are the beneficial owners of CooTek (Cayman) Inc., and each holds 25.0%, 21.94%, 21.94%, 13.12% and 18.0% of the equity interests in Shanghai Chubao, respectively. Karl Kan Zhang and Susan Qiaoling Li are our co-founders, directors and executive officers. Michael Jialiang Wang is our consultant and one of our directors. Jim Jian Wang is one of our directors. Haiyan Zhu is one of our early investors.
(2)	Karl Kan Zhang and an employee of our company hold 99% and 1% of the equity interests in Molihong, respectively.
(3)	Each of Michael Jialiang Wang and Jim Jian Wang holds 50% of the equity interests in Qiaohan.
(4)	Two of our employees each hold 50% of the equity interests in Qinglin.

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

However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and there can be no assurance that the PRC regulatory authorities will ultimately take a view that is consistent with the opinion stated above. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our mobile internet business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

D.Property and Equipment

Our headquarters are located in Shanghai, China, where we currently lease and occupy approximately 1,679 square meters of office space. As of December 31, 2022, we also lease offices in Beijing, Guangzhou and other cities, with an aggregate area of approximately 1,107 square meters of office space. We also have research and development personnel at our office in Silicon Valley, the United States, with an area of approximately 459 square meters.

Below is a summary of the term of each of our current leases and we plan to renew most of them when they expire:

Leased properties	Term	Area (square meters)
Shanghai	1, 2 and 3 years	1,679
Beijing	10 months	107
Guangzhou	3 months	20 workstations
Silicon Valley	1 month	459
Total		2,245

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.Operating Results

Overview

We operate a global portfolio of mobile applications with a large and diverse user base. Our portfolio mainly includes online literature and casual games which we operate in both domestic and oversea markets. We leverage our ability to derive sophisticated user insights to deliver targeted advertisements that are relevant to users across our various mobile applications.

We generate revenues primarily from mobile advertising. Most of our advertisers are represented by third-party advertising exchanges and agencies. We also generate revenues through in-app purchases from users of our applications and license fees for our intellectual properties.

We started to implement a balanced development approach between growth and profitability in 2021. We are continuously restructuring our portfolio products by focusing our resources on more profitable businesses, such as pan-entertainment mobile applications, reducing investment of resources on non-performing or under-performing products and improving operation efficiency. We narrowed our net loss from US$47.4 million in 2020 to US$13.9 million in 2021 and further recorded a net income of US$0.6 million in 2022.

In recent years, we experienced a downturn in domestic internet advertisement industry. Due to the economic restructure and the impact of COVID-19 pandemic in China and global market in recent years, it is our observation that advertisers’ budgets shrank and tended to concentrated to the top digital advertising platforms. To counter the challenging macro environment, we suspended and terminated the operations of several non-performing and under-performing utility mobile apps and domestic mobile games, which led to the decreases in MAUs and DAUs from 2020 to 2021 and further to 2022, which in turn negatively impacted our revenues during the same periods. We also decided to reduce sales and marketing expenses, which led to the decrease in the percentage of sales and marketing expenses of the total revenue from 94.7% in 2020 to 73.6% in 2021 and further to 52.9% in 2022.

In terms of our global strategy, we intend to maintain our global presence by increasing our portfolio products in overseas markets. The proportion of revenue from our pan-entertainment mobile applications operated in overseas market increased from 8% in 2020 to 43% in 2022, constituting an important source of our revenues. Since different countries and regions are in different industry cycles, we believe this strategy will help improve our resilience against industry headwind.

We are moving towards a hybrid monetization strategy by diversifying revenue streams. We used to generate substantially all revenues from mobile advertising in the past. Currently, we are combining in-app advertising with in-app purchases to generate revenues from our mobile application. We believe such strategy will allow us to balance monetization with user experience and improve our resilience to the volatility of advertising market. We also diversify our revenue by out-licensing our original novels on Fengdu Literature Platform to produce audiobooks, short videos, etc. Our other revenues increased to 8.8% of our total net revenue in 2022, compared to less than 2% in both 2020 and 2021.

We will continue to implement the aforementioned balanced development approach. Although such efforts led to declines in the DAUs, MAUs and revenues in the past three fiscal years and we are unable to predict whether such trend will continue into future periods as of the date of this annual report, we believe that these efforts will, in the long term, lead to sustainable growth in our operating metrics and revenues. However, the future growth in its DAUs, MAUs and revenues will depend on a variety of factors, many of which are beyond our control and subject to significant uncertainties. These factors include market acceptance of our products, effectiveness of our monetization strategy, market competition, macroeconomic and regulatory environment, and customers’ discretionary spending on advertising. Advertising is particularly sensitive to changes in economic conditions, advertising trends and other external events beyond our control, including the development of global COVID-19 pandemic, which may further adversely impact the advertising demands and spending.

Key Factors Affecting Our Results of Operations

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by company specific factors, including the following major factors:

Our ability to maintain our user base

Our business depends on our ability to maintain our global user base. As our revenues are primarily derived from our advertising services, the number of users and the frequency with which they use our products and services directly affect the number of advertisements we are able to show and the value of those advertisements.

The following table sets forth the average DAUs and MAUs of our portfolio products for periods indicated:

	For the Months Ended December 31,
	2018	2019	2020	2021	2022

	(in millions, except for the percentages)
Pan-entertainment Mobile Applications
average DAUs	—	6.1	19.7	16	5.2
MAUs	—	29.7	67	62.5	19.6
Utility Mobile Applications
average DAUs	16.9	18.6	8.1	2.4	1
MAUs	46.1	44.9	18.8	4.6	1.8

Starting from 2021, we implemented a balanced development approach between growth and profitability by continuous transition of the strategy in relation to the acquisition of new users and the retention of existing users. As a part of this execution plan, we suspended and terminated the operations of several non-performing and under-performing scenario-based mobile apps, and reduced sales and marketing expenses to acquire new users. As a result, MAUs and DAUs decreased from 2021 to 2022.

Although the restructuring efforts led to declines in the DAUs and MAUs from time to time and we are unable to predict whether such trend will continue into future periods as of the date of this annual report, we believe that these efforts will, in the long term, lead to sustainable growth in our user base. Our efforts to improve operational efficiency have resulted in a decrease in the percentage of sales and marketing expenses of the total revenues from 94.7% in 2020 to 52.9% in 2022. We achieved this by controlling expenses related to non-performing or under-performing products in our sales and marketing operations. We also plan to develop and offer innovative and diversified products and services to meet the interests and demands of our mobile internet users and to further improve our users’ experience with our products to achieve a sustained high level of user satisfaction, which we believe is the most cost-effective way to attract, engage and retain our users as a long-term strategy.

Our ability to enlarge our user base is dependent on a range of factors, including our improved relevance of the content we deliver with our technology, continuous innovation of and improvements in user experience with our products and services, effective user acquisition through online distribution platforms and third-party platforms, all of which are guided and driven by our in-depth user insights, as well as many factors beyond our control and subject to significant uncertainties, including market acceptance of our products, market competition, macroeconomic and regulatory environment, and the development of global COVID-19 pandemic. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to maintain or expand our active user base, our business, financial condition and operating results may be materially and adversely affected,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have international operations and plan to continue maintaining our global presence. We may face challenges and risks presented by our global operations, which may have a material and adverse impact on our business and operating results.”

Effectiveness of monetization

We monetize our user base primarily through in-app advertising, combined with in-app purchases. Our total net revenues decreased from US$438.4 million in 2020 to US$267.3 million in 2021, and further to US$76.5 million in 2022 along with the decreases of DAUs and MAUs. However, the percentage of other revenues of our total net revenues increased from 0.7% in 2020 to 1.8% in 2021, and further to 8.8% in 2022.

The effectiveness of our monetization and our results of operations are affected by a number of factors, including the number of our available advertising spaces, our ability to attract and retain advertising customers, and our ability to deliver targeted advertisements to our users.

Our available advertising spaces

Our available advertising spaces represent the number, size and prominence of advertisements we can display, which in turn affect our revenues and results of operations. As we have continued to launch new products, and grow our user base, the number of our available advertising spaces increased rapidly in recent years. We plan to continue to invest in the development of innovative products catering to users’ interests in and demands for relevant content in order to create more advertising spaces.

Our ability to attract and retain advertising customers

We attract our advertisers primarily through our network of advertising exchanges and agencies, and to a lesser extent, direct contractual arrangements with individual advertisers. Our revenues and results of operations depend largely on our ability to engage, directly or indirectly, more advertisers with our advertising services. We generate advertising revenue primarily from performance-based advertisements and we also offer brand advertising arrangements. In 2022, our top two advertising customers, which are advertising exchanges, contributed 39.5% of our total revenues. Our business may be materially and adversely affected if our cooperation with these two advertising customers is impaired or terminated. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We depend on certain third-party advertising exchanges and agencies for a large portion of our mobile advertising revenues.” We plan to further strengthen our network of advertising exchanges and agencies to serve a larger number of advertisers. We also plan to further expand and diversify our advertiser base and to maximize the value of our services to the advertisers by improving our targeting capability, increasing our user base while maintaining quality business relationship with third-party advertising exchanges.

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

Our ability to diversify our revenue source

We have been exploring various ways of monetization to diversify our revenue source. In addition to in-app advertisements, we introduced in-app purchases in mobile games allowing users to purchase additional features or tools and in online literature products allowing users to unlock new chapter or extra content. We explored IP-based monetization by out-licensing our original novels on Fengdu Literature Platform to produce audiobooks, short videos, etc. Our other revenue contributed 0.7%, 1.8% and 8.8% of our total net revenues in 2020, 2021 and 2022, respectively.

Effective investment in technology and talent

To maintain our advanced technological capabilities and in order to be able to keep up with any future technological developments, we have continued to make significant investments in enhancing our technology infrastructure and in acquiring and retaining talent with technological expertise. Our investment in technology and talent has effectively met our needs for technology upgrades and increases in product development capacity along with the growth of our business. As of December 31, 2022, we had 181 full-time employees, of which 108 were software engineers and product designers. Our research and development expenses increased by 15.8% from US$29.7 million in 2020 to US$34.4 million in 2021, and further decreased by 54.9% to US$15.5 million in 2022.

Ability to manage costs and expenses

Our results of operations depend on our ability to manage our costs and expenses. We spend primarily on content costs, server and bandwidth costs and staff costs. In the short term, we expect the absolute amount of our costs and expenses to decrease as we continue to implement our cost-control initiatives so as to improve our cost efficiency. However, we expect the absolute amount of our sales and marketing expenses, including spending on user acquisition channels, to increase thereafter in line with our business growth. Specifically, we plan to maintain and further improve our economic efficiency of user acquisition cost for our existing products as a result of the economies of scale and our accumulated knowledge and experience related to user growth. The user acquisition costs for our new products may currently be higher than our existing products, and we plan to keep improving our economic efficiency of user acquisition cost for our new products.

Impact of COVID-19 on Our Operations and Financial Performance

A substantial majority of our revenues and workforce are concentrated in mainland China. Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. We took a series of measures to protect our employees, including adopting remote working arrangements for our employees in affected regions, upgrading our telecommuting system, monitoring our employees’ health on a daily basis, and optimizing our technology system to support potential growth in user traffic. However, the remote working arrangement could reduce the capacity and efficiency of our operations and negatively impact the normal business operations. The population in most of the major cities was locked down to a greater or lesser extent at various times and opportunities for discretionary consumption were extremely limited. This outbreak of communicable disease has also caused, and may cause again in the future, our business partners, to implement temporary adjustment of work schemes allowing employees to work from home and adopt remote collaboration. These events have materially and adversely affected our business since 2020.

In 2022, the COVID-19 pandemic, among other things, (i) reduced or curtailed our customers’ advertising expenditures and overall demand for our services, (ii) increased the volatility of our customers’ advertising expenditure patterns from period-to-period, (iii) delayed or canceled our customers’ advertising campaigns, and (iv) increased the volatility of the size and engagement of our active user base, all of which have a material adverse effect on our business, financial condition and results of operations.

China began to modify its COVID control policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There were surges of cases in many cities during this time which caused disruption to our and our business partners’ operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way. Our advertising customers will need time to recover from the economic effects of the pandemic even after business conditions begin to return to normal. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics, including the COVID-19 pandemic, and other outbreaks, which could significantly disrupt our business operations.”

As of December 31, 2022, we had US$9.8 million in cash, cash equivalents, and restricted cash. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and short-term floating rate financial instruments which can be freely withdrawn or used and have original maturities of three months or less when purchased. We believe this level of liquidity is sufficient to navigate an extended period of uncertainty.

Key Components of Results of Operations

Net Revenues. The following table sets forth the components of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented:

	For the Years Ended December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%
Net Revenues:
Advertising revenue	438,384,470	99.3	267,266,716	98.2	76,545,411	91.2
Other revenue	3,120,761	0.7	4,879,105	1.8	7,381,203	8.8
Total net revenues	441,505,231	100.0	272,145,821	100.0	83,926,614	100.0

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

Revenue from our advertising services accounted for 99.3%, 98.2% and 91.2% of our total net revenues in 2020, 2021 and 2022, respectively. We estimate that, of our total advertising revenue, online literature and mobile games aggregately contributed approximately 74.9%, 91.4% and 97.0% in 2020, 2021 and 2022, respectively. From time to time, we provide sales rebates to certain advertising agencies to incentivize their referral of more brand advertising arrangements to us. Our advertising revenue is presented net of sales rebates to these advertising agencies.

We expect our advertising revenue to increase in the foreseeable future as we continue to expand our global user base, improve the effectiveness of our targeted advertising services, and attract more advertising customers.

Other Revenue

We generate other revenue from (i) in-app purchases by users of our applications; (ii) out-licensing of our TouchPal Smart Input to certain device manufacturers for pre-installation; and (iii) out-licensing of online literature works. Attributable to our efforts of diversifying our revenue sources, other revenues contributed 0.7%, 1.8% and 8.8% of our total net revenues in 2020, 2021 and 2022, respectively.

Cost of revenues

The following table sets forth our cost of revenues and gross profit, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	For the Years Ended December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%
Cost of revenues	24,128,462	5.5	32,825,888	12.1	13,070,923	15.6
Gross profit	417,376,769	94.5	239,319,933	87.9	70,855,691	84.4

Our cost of revenues consists primarily of content costs, bandwidth costs and staff costs. Content costs are the fees we pay to our signed authors and third-party content providers for the publishing and licensing of relevant online literature works. Bandwidth costs are the fees we pay to telecommunications carriers and other service providers for telecommunications and other content delivery-related services. Staff costs consist of salaries and benefits for our employees involved in the operation and maintenance of our network and mobile applications. Our other costs of revenues include hardware, server and internet equipment depreciation expenses and internet data center service fees. As a percentage of total net revenues, our cost of revenue accounted for 15.6% in 2022, compared with 5.5% and 12.1% in 2020 and 2021, respectively. In the foreseeable future, we expect our total cost of revenues to decrease in absolute amount as we continue to implement our cost-control initiatives, and we expect our cost of revenue as a percentage of net revenue to slightly decrease and then to remain stable.

Operating Expenses

The following table sets forth the components of our operating expenses, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	For the Years Ended December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%
Operating expenses:
Sales and marketing expenses	418,261,754	94.7	200,235,468	73.6	44,378,533	52.9
Research and development expenses	29,669,615	6.7	34,433,316	12.7	15,523,180	18.5
General and administrative expenses	15,017,499	3.4	17,815,839	6.5	11,907,809	14.2
Other operating (income) loss, net	2,274,507	0.5	(4,453,462)	(1.6)	(2,441,559)	(2.9)
Total operating expenses	465,223,375	105.4	248,031,161	91.1	69,367,963	82.7

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of advertising and promotion expenses, expenses incurred for the user incentive programs, salaries and benefits of sales and marketing personnel and fees paid to mobile device manufacturers to pre-install our smart input products. Our user acquisition costs represent expenses for acquiring new users of our products, including expenses on targeted campaigns to acquire users. As a percentage of total net revenues, our sales and marketing expenses accounted for 52.9% in 2022, compared with 94.7% and 73.6% in 2020 and 2021, respectively. We expect our sales and marketing expenses to decrease in absolute amount in the short term as we implement our cost-control initiatives but to increase thereafter as we continue to acquire new users and enlarge our user base in line with our business growth.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits, including share-based compensation, for our technology and product development personnel, and depreciation and other expenses associated with the use of facilities for research and development purposes. As a percentage of total net revenues, research and development expenses accounted for 18.5% in 2022, compared with 6.7% and 12.7% in 2020 and 2021, respectively. We expect our research and development expenses to decrease in absolute amount in the short term as we implement our cost-control initiatives but to increase thereafter as we continue our investment in our technology infrastructure.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and benefits, including share-based compensation, for our employees involved in general corporate operations, facility rental, as well as professional service fees related to various corporate activities. As a percentage of total net revenues, general and administrative expenses accounted for 14.2% in 2022, compared with 3.4% and 6.5% in 2020 and 2021, respectively. We expect our general and administrative expenses to decrease in absolute amount in the foreseeable future as we continue to implement our cost-control initiatives.

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

	For the Years Ended December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%
Net revenues:
Advertising revenue	438,384,470	99.3	267,266,716	98.2	76,545,411	91.2
Other revenue	3,120,761	0.7	4,879,105	1.8	7,381,203	8.8
Total net revenues	441,505,231	100.0	272,145,821	100.0	83,926,614	100.0
Cost of revenues(1)	(24,128,462)	(5.5)	(32,825,888)	(12.1)	(13,070,923)	(15.6)
Gross profit	417,376,769	94.5	239,319,933	87.9	70,855,691	84.4
Operating expenses:
Sales and marketing expenses(1)	(418,261,754)	(94.7)	(200,235,468)	(73.6)	(44,378,533)	(52.9)
Research and development expenses(1)	(29,669,615)	(6.7)	(34,433,316)	(12.7)	(15,523,180)	(18.5)
General and administrative expenses(1)	(15,017,499)	(3.4)	(17,815,839)	(6.5)	(11,907,809)	(14.2)
Other operating income (loss), net	(2,274,507)	(0.5)	4,453,462	1.6	2,441,559	2.9
Total operating expenses	(465,223,375)	(105.4)	(248,031,161)	(91.1)	(69,367,963)	(82.7)
(Loss) income from operations	(47,846,606)	(10.8)	(8,711,228)	(3.2)	1,487,728	1.8
Interest income (expenses), net	395,629	0.1	(5,689,947)	(2.1)	(1,362,001)	(1.6)
Impairment loss of investment	—	—	(248,140)	(0.1)	—	—
Foreign exchange gains (losses), net	91,335	0.0	(219,642)	(0.1)	(93,145)	(0.1)
Fair value change of derivatives	—	—	1,108,648	0.4	553,707	0.7
(Loss) income before income taxes	(47,359,642)	(10.7)	(13,760,309)	(5.1)	586,289	0.7
Income tax expenses	(7,087)	(0.0)	(51,970)	(0.0)	(9,058)	(0.0)
Share of loss in equity method investment	—	—	(65,084)	(0.0)	(62,217)	(0.1)
Net (loss) income	(47,366,729)	(10.7)	(13,877,363)	(5.1)	515,014	0.6

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the Years Ended December 31,
	2020	2021	2022
	US$	US$	US$
Cost of revenues	276,085	142,404	(22,682)
Sales and marketing expenses	212,381	103,324	59,974
Research and development expenses	3,034,240	1,716,316	545,673
General and administrative expenses	1,814,335	1,754,275	1,237,663
Total	5,337,041	3,716,319	1,820,628

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net Revenues

Our net revenues decreased by 69.2% from US$272.1 million in 2021 to US$83.9 million in 2022, primarily due to a decrease in our mobile advertising revenue.

Advertising revenue. Our advertising revenue decreased by 71.4% from US$267.3 million in 2021 to US$76.5 million in 2022. The decrease of advertising revenue was primarily due to the suspension and termination of operations of several non-performing and under-performing applications, especially utility mobile applications and domestic mobile games.

Other Revenue. We generate other revenue from (i) in-app purchases by users of our applications; (ii) out-licensing of our TouchPal Smart Input to certain device manufacturers for pre-installation; and (iii) out-licensing of online literature works. Our other revenue increased by 51.3% from 2021 to 2022, primarily driven by our efforts to diversify monetization, resulting in increases in both in-app purchases and revenue from out-licensing our original novels on Fengdu Literature Platform to produce audiobooks, short videos, etc.

Cost of revenues

Our cost of revenues decreased by 60.1% from US$32.8 million in 2021 to US$13.1 million in 2022. This decrease was primarily due to decreases in content costs paid to our signed authors and third-party content providers for the publishing and licensing of relevant online literature works to concentrate the resources on quality content, salary and payroll expenses associated with cost staff, server and internet equipment depreciation expenses and internet data center service fees.

Gross profit

As a result of the foregoing, we recorded gross profit of US$70.9 million in 2022, as compared to gross profit of US$239.3 million in 2021. Our gross margin decreased from 87.9% in 2021 to 84.4% in 2022, primarily due to the decrease in our revenues.

Operating expenses

Our total operating expenses decreased by 72.1% from US$248.0 million in 2021 to US$69.3 million in 2022, due to decreases in all expense items along with our cost-control and profit-improving operation strategy.

Sales and marketing expenses. Our sales and marketing expenses decreased by 77.8% from US$200.2 million in 2021 to US$44.4 million in 2022. The decrease was primarily due to the continuous transition of our strategy in relation to the acquisition of new users and retention of existing users, which resulted in a decrease in the user acquisition costs.

Research and development expenses. Our research and development expenses decreased by 54.9% from US$34.4 million in 2021 to US$15.5 million in 2022. The decrease was primarily due to a decrease in salary and payroll expenses associated with technology research and development staff and share-based compensation expenses.

General and administrative expenses. Our general and administrative expenses decreased by 33.1% from US$17.8 million in 2021 to US$11.9 million in 2022. The decrease was primarily due to a decrease in salary and payroll expenses associated with general and administrative staff, share-based compensation expenses, professional service fee and legal, accounting and other expenses associated with our operation as a public company.

Other operating income (loss), net. We recorded other operating income of US$2.5 million in 2022, which primarily consisted of government subsidies we received, compared to other operating income of US$4.5 million in 2021.

(Loss) Income from operations

As a result of the foregoing, we recorded income from operations of US$1.6 million in 2022, compared to loss from operations of US$8.7 million in 2021.

Interest income (expenses), net

We had net interest expenses of US$5.7 million and net interest expenses of US$1.4 million in 2021 and 2022, respectively. The decrease in our interest expense was mainly due to a decrease in interest expenses on our convertible notes because all principal amount of the January 2021 Note and half of the principal amount of the Final March 2021 Note were converted or redeemed in 2021. The interest expenses of the Final March 2021 Note also decreased because of the application of lower effective interest rate and extension of maturity date to April 1, 2023.

Foreign exchange (losses) gains, net

We incurred net foreign exchange losses of US$0.2 million and net foreign exchange losses of US$0.1 million in 2021 and 2022, respectively, primarily due to the costs incurred on foreign exchange conversion.

Income tax expense

We recorded income tax expenses of US$51,970 and US$9,058 in 2021 and 2022, respectively.

Net (loss) income

As a result of the foregoing, we recorded a net income of US$0.6 million in 2022, compared to a net loss of US$13.9 million in 2021.

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

Other Revenue. We generate other revenue from (i) VIP user subscription fee; (ii) out- licensing of our TouchPal Smart Input to certain device manufacturers for pre-installation; and (iii) out- licensing of online literature works. Our other revenue increased by US$1.8 million from 2020 to 2021, primarily due to the increase in revenue from licensing of our Fengdu Novel.

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

PRC

Enterprise Income Tax

Generally, our PRC subsidiary, the VIEs and their subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. A “high and new technology enterprise,” or an HNTE, is entitled to a favorable statutory tax rate of 15% and this qualification is reassessed by relevant government authorities every three years. Our PRC subsidiary, Shanghai Chule obtained High and New Technology Enterprise status from 2017 to 2019 and renewed the status from 2020 to 2022. It enjoyed a preferential tax rate of 15% in 2019 and 2020 to the extent it has taxable income under the PRC Enterprise Income Tax Law. If our holding company in the Cayman Islands or any of our subsidiaries outside mainland China is considered as a PRC resident enterprise for tax purposes, then our global income will be subject to PRC enterprise income tax at the rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Value-Added Tax

We are subject to VAT at a rate of 6% on the services we provide to advertising customers in mainland China, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

Withholding Tax on Dividends

Dividends paid by our wholly foreign-owned subsidiary in mainland China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at a reduced tax rate of 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

B.Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods presented:

	For the Years Ended
	December 31
	2020	2021	2022
	US$	US$	US$
Summary Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(851,758)	(51,043,689)	1,301,198
Net cash (used in) provided by investing activities	(2,644,295)	(1,778,533)	521,859
Net cash (used in) provided by financing activities	(8,500,234)	20,899,885	(11,616,017)
Net decrease in cash, cash equivalents, and restricted cash	(11,996,287)	(31,922,337)	(9,792,960)
Cash, cash equivalents, and restricted cash at beginning of year	59,966,031	49,622,714	18,431,209
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	1,652,970	730,832	1,146,882
Cash, cash equivalents, and restricted cash at end of year	49,622,714	18,431,209	9,785,131

Historically, we have financed our operations primarily through the proceeds we received from private issuances of preferred shares, loans from commercial banks, public offering of equity and debt securities and other financing activities. In January and March 2021, we issued two convertible notes with aggregate principal of US$30.0 million. As of December 31, 2020, 2021 and 2022, we had US$49.6 million, US$18.4 million and US$9.8 million in cash, cash equivalents and restricted cash, respectively. Our cash and cash equivalents consist of cash on hand, demand deposits and floating rate financial instruments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased. Our restricted cash represents amounts held in our bank account as guarantee deposit for payments processing services and loan facility provided by the bank.

On January 19, 2021, we issued the January 2021 Note to YA II PN, Ltd, a Cayman Islands exempt limited partnership. The principal and the interest payable under the January 2021 Note matured on January 19, 2022, and we fully repaid the outstanding amount upon maturity. As of December 31, 2022, no amount was outstanding under the January 2021 Note. As of the date of this annual report, the January 2021 Note has been fully converted to 196,665,850 Class A ordinary shares with the average conversion price of US$0.0508 per Class A ordinary share.

On January 25, 2021, we entered into a Standby Equity Distribution Agreement (the “SEDA”) with YA II PN, Ltd. for the offer and sale of up to US$20,000,000 of the ADSs. We will be able to sell up to US$20,000,000 of our ADSs at our request any time during the 36 months following the date of the SEDA. The ADSs would be purchased pursuant to the SEDA at 90% of the Market Price, being the lowest daily VWAP (as defined below) of the ADSs during the five consecutive trading days commencing on the trading day following the date we submit an advance notice to Investor. The purchase would be subject to certain limitations, including that Investor could not purchase any ADSs that would result in it and its affiliates owning more than 4.99% of our then outstanding share capital. The YA II PN, Ltd. has agreed that, during the term of the SEDA, neither YA II PN, Ltd. nor its affiliates will engage in any short sales or hedging transactions with respect to our Class A ordinary shares or ADSs. “VWAP” means, for any trading day, the daily volume weighted average price of the ADSs for such date on the New York Stock Exchange as reported by Bloomberg L.P. during regular trading hours. Pursuant to the SEDA, quoting our ADSs for trading on the New York Stock Exchange is one of the conditions precedent that must be satisfied before we are able to submit an advance notice to the Investor. As of December 31, 2022, none of our ADSs was outstanding under the SEDA. As of the date of this annual report, we have not sold any of our ADS pursuant to the SEDA.

On March 19, 2021, we issued the March 2021 Note to YA II PN, Ltd. On October 29, 2021, we entered into a letter agreement with YA II PN, Ltd. to amend and restate the March 2021 Note so as to, among others, extend the maturity date to August 31, 2022 (the “Rescheduled March 2021 Note”). The Rescheduled March 2021 Note has a fixed conversion price of US$0.06 per ordinary share (the “Fixed Conversion Price”). The Fixed Conversion Price is not subject to adjustment except in the case of a subdivision, combination or re-classification. On July 8, 2022, we entered into a letter agreement with YA II PN, Ltd. to amend the schedule of redemptions, which was subsequently replaced by the one signed on October 11, 2022. On October 11, 2022, we entered into a letter agreement with YA II PN, Ltd. to amend the Rescheduled March 2021 Note so as to, among others, extend the maturity date to April 1, 2023 (the “Final March 2021 Note”) and amend the schedule of redemptions. As of the date of this annual report, the Final March 2021 Note has been partially converted to 1,543,601,450 Class A ordinary shares with the weighted average conversion price of US$0.0081 per ordinary share, and the outstanding principal amount has been redeemed by us in cash.

We incurred a net loss of US$47.4 million and negative cash flows from operations of US$0.9 million in 2020. We incurred a net loss of US$13.9 million and negative cash flows from operations of US$51.0 million in 2021. We incurred a net income of US$0.6 million and positive cash flows from operations of US$1.7 million in 2022. Our revenue declined significantly, from US$441.5 million in 2020, to US$272 million in 2021, and further to US$0.8 million in 2022. We accumulated a deficit of US$214.3 million as of December 31, 2022. We had negative working capital, which equals the result of current assets minus current liabilities, of US$42.1 million, US$11.2 million and US$0.3 million as of December 31, 2020, 2021 and 2022, respectively.

These adverse conditions indicate that there is substantial doubt about the Company’s ability to continue as a going concern. The liquidity of our company is dependent on our ability to enhance our operating cash flow, obtain capital financing from investors and borrowings from commercial banks to fund our general operations including marketing activities. Our ability to continue as a going concern is dependent on our ability to successfully execute our business plans including the implementation of a balanced growth strategy and an effective financial management which can contribute to the optimization of the operating cost and expense structure. To implement the plans, we will continue to improve the stickiness of our existing users by offering higher quality and diversified contents and user incentive program. In order to optimize cost structure and improve operating efficiency, we will continue to implement various measures to control our costs and expenses, by reducing various discretionary expenditures, including spending on user acquisition, labor costs and other operating expenses. We will further strengthen the monetization capability by diversifying our revenue structure and improving the return on investment of our key products. In addition, we will continue to seek external financing to improve our liquidity position to fund continuing operations, though there is no assurance that we will be successful in obtaining sufficient funding on terms acceptable to us. While there can be no assurance that we will be able to refinance our short-term bank borrowings as they become due, historically, we had renewed our short term credit facility upon the maturity of the loans and believe we will continue to be able to do so.

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

The total outstanding balance of our short-term bank borrowings as of December 31, 2022 was US$0.9 million. We have entered into the following short-term loan transactions:

●	We entered into a credit facility agreement with a commercial bank initially in July 2016, which was renewed in October 2019 and further renewed in June 2020 and matured in June 2021, under which we could borrow up to US$11.0 million collateralized by our accounts receivable. In June 2021, we renewed the bank credit facility under which we can borrow up to US$10.0 million, with maturity date in June 2022 and collateralized by our accounts receivable. In 2022, we have repaid US$5.9 million with the weighted average interest rate of 5.15%. As of December 31, 2022, we fully repaid the loan under this agreement.
●	In July 2021, we entered into a one-year credit facility agreement with a commercial bank under which we can draw down up to US$1.6 million by July 2022. In December 2021, we entered into a one-year loan agreement with another commercial bank which we can draw down US$1.6 million by December 31, 2021. The interest rates for these two agreements are the LPR. In 2021, we drew down US$1.6 million from each of the two agreements and no amount was outstanding under these agreements. As of December 31, 2022, we fully repaid the loan under these two agreements.
●	In April 2022, we entered into two short-term interest-free loan agreements with a local Hi-tech industrial park, under which we received a total amount of US$5.5 million and fully repaid the amount at the end of June 2022.
●	In September 2022, we entered into a credit facility agreement with a commercial bank under which we could draw down up to US$0.9 million by February 2024. The interest rate for this agreement is the LPR minus 0.35%. As of December 31, 2022, we drew down the entire aggregate amount of US$0.9 million and no repayment was made.

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

As of December 31, 2022, 65.4% of our cash, cash equivalents and restricted cash were held in mainland China, and 21.3% were held by the VIEs and denominated in Renminbi. Most of the remaining cash and cash equivalents we held as of December 31, 2022, were held in Hong Kong and United States, and mainly denominated in Hong Kong dollars and U.S. dollars. Although we consolidate the results of the VIEs, we only have access to the assets or earnings of the VIEs through our contractual arrangements with the VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

To utilize the proceeds we received from our public offerings, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered with SAFE and its local branches. The total amount of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our public offerings to make loans to our PRC subsidiary and the VIEs, or to make additional capital contributions to our PRC subsidiary.”

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

Operating Activities

Net cash provided by operating activities in 2022 was US$1.3 million, as compared to net income of US$0.5 million in the same period. The difference was primarily due to (i) a decrease of US$17.5 million in accounts payable driven primarily by the decrease in payment of our user acquisition costs, (ii) a decrease of US$6.7 million in accrued expenses and other current liabilities, and (iii) a decrease of US$1.9 million in deferred revenue, partially offset by an increase of US$15.8 million in accounts receivables and US$5.8 million in prepaid expenses and other current assets. The principal non-cash items affecting the difference between our net income and our net cash used in operating activities in 2022 primarily consisted of (i) US$1.8 million in depreciation expenses, (ii) US$1.8 million in share-based compensation expenses, (iii) US$1.3 million in amortization of issuance cost and debt discounts related to convertible notes, and (iv) US$1.2 million in non-cash lease expenses, and partially offset by US$0.6 million in change in fair value of derivatives.

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

Investing Activities

Net cash provided by investing activities in 2022 was US$0.5 million, primarily due to proceeds from disposal of property and equipment of US$0.6 million, partially offset by purchase of long-term investment of US$0.1 million.

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

Financing Activities

Net cash used in financing activities in 2022 was US$11.6 million, primarily due to (i) repayment of bank borrowing of US$14.1 million, and (ii) repayment of convertible notes of US$3.7 million, offset by proceeds from bank borrowings of US$6.3 million.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our operating lease obligations, short-term bank debt obligations and short-term debt obligations under our Final March 2021 Note.

Our operating lease obligations consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was US$1.5 million, US$1.7 million and US$1.1 million for the years ended December 31, 2020, 2021 and 2022, respectively. The majority of our operating lease commitments are related to our office lease agreements in mainland China.

The January 2021 Note represents future maximum commitment relating to the principal amount and interests in connection with the issuance of US$10 million in aggregate principal amount of convertible notes bearing an annual interest rate of 5%, which matured on January 19, 2022, and we fully repaid the outstanding amount upon maturity.

The Final March 2021 Note represents future maximum commitment relating to the principal amount and interests in connection with the issuance of US$20 million in aggregate principal amount of convertible notes bearing an annual interest rate of 5%, which matured on April 1, 2023, and we fully repaid the outstanding amount on March 31, 2023.

On May 19, 2022, we were notified by the NYSE that the staff of NYSE Regulation determined to commence proceedings to delist our ADSs from the NYSE. Trading in our ADSs was suspended after the market close on the NYSE on May 19, 2022. On June 6, 2022, the NYSE filed a Form 25 with the SEC to strike our ADSs from listing, which became effective 10 days after the filing. Our ADSs have been quoted on the OTC Pink Limited Information under the symbol “CTKYY” after the NYSE suspended the trading of our ADSs on May 19, 2022. Delisting from the NYSE triggered our obligation to make cash redemption of our convertible notes whose outstanding amount in aggregate was US$4.9 million as of June 16, 2022. We had repaid all outstanding amount as of March 31, 2023. For a detailed description of the delisting of our ADSs from NYSE and the underlying risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—The delisting of our ADSs from the NYSE may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We had incurred declining revenue and negative working capital in the past. Although we had net income and positive cash flows from operations activities for the year ended December 31, 2022, we cannot assure you that we will sustain or improve profitability.”

We made capital expenditures of US$2.9 million, US$1.5 million and nil in 2020, 2021 and 2022, respectively. In 2020 and 2021, our capital expenditures were mainly used for purchases of property and equipment, including servers and other IT equipment. In the first quarter of 2023, we sold a majority of our servers, terminated leases with internet data centers who hosted those servers, and completed the transition of our data and services to cloud service providers, such as AliCloud and Tencent Cloud, as a part of our cost-control initiatives. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business in the future.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

Holding Company Structure

CooTek (Cayman) Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, the VIEs and the VIEs’ subsidiaries in mainland China. As a result, CooTek (Cayman) Inc.’s ability to pay dividends depends on dividends paid by our PRC subsidiaries. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in mainland China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary and the VIEs in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in mainland China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

C.Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2022, to December 31, 2022, that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Karl Kan Zhang	42	Chairman of the Board of Directors and Chief Technology Officer
Susan Qiaoling Li	44	Director, Chief Executive Officer, and President
Michael Jialiang Wang	43	Director
Jim Jian Wang	43	Director
Duane Ziping Kuang	59	Director
Glen Qian Sun	49	Director
Haibing Wu	50	Independent Director
Jue Yao	49	Independent Director
Jacky Junkai Lin	35	Interim Chief Financial Officer

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

Mr. Michael Jialiang Wang co-founded our company in 2008 and has served as a director since March 2012. Prior to founding our company, Mr. Wang served as a product manager at Microsoft R&D Group in China from 2005 to 2008. Mr. Wang served as our Chief Executive Officer since August 2008 to November 2021. Mr. Wang received his bachelor’s and master’s degrees in electronic engineering from Shanghai Jiao Tong University in 2002 and 2005, respectively.

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

Mr. Jacky Junkai Lin has served as our interim chief financial officer since April 2022. Mr. Lin has served as our financial controller from March 2, 2020 to April 2022 and our interim chief financial officer from April 30 to August 24, 2020. Prior to joining us, Mr. Lin served as the chief financial officer of Mixpace, a coworking space service provider in China, from 2018 to 2020, and the financial director of Fosun Property Holdings Limited, a subsidiary of Fosun International Limited, from 2015 to 2018. From 2009 to 2015, Mr. Lin worked at KPMG LLP in Delaware, U.S., and KPMG Huazhen LLP, with his last position held as an audit manager at KPMG Huazhen LLP. Mr. Lin received his bachelor’s degree in management from Fudan University in 2009 and is a member of Chinese Institute of Certified Public Accountants (CICPA).

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

B.Compensation

For the fiscal year ended December 31, 2022, we paid an aggregate of approximately US$0.6 million in cash to our executive officers, and we did not pay any cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

2012 Stock Incentive Plan

In November 2012, we adopted the 2012 Stock Incentive Plan, as amended from time to time, or the 2012 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and advisors and promote the success of our business. The maximum aggregate number of our ordinary shares which may be issued pursuant to all awards under the 2012 Plan is 226,153,637 ordinary shares. As of March 31, 2023, awards to purchase 205,672,452 ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

On November 6, 2018, our board of directors approved to reduce the exercise price of certain options granted under our 2012 Plan to employees.

On July 20, 2022, our board of directors approved to extend the term of the 2012 Stock Incentive Plan and the expiration date of certain awards issued under this plan for another ten years, effective immediately.

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

Termination and amendment of the 2012 Plan. Unless terminated earlier, the 2012 Plan has a term of 20 years. Our board of directors has the authority to amend or terminate the 2012 Plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the participant.

2018 Share Incentive Plan

In August 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, or the 2018 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued under the 2018 Plan shall initially be 63,916,634 Class A ordinary shares, plus an annual increase on the first day of each of the first five (5) complete fiscal years after the completion of our initial public offering in 2018 and during the term of this plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to 2.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting). As of March 31, 2023, awards to purchase 145,319,386 ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of March 31, 2023, the awards granted under our Plan to several of our directors and executive officers and to other individuals as a group, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Ordinary
	Shares
	Underlying
	Outstanding		Exercise
	Options or		Price		Date of
Name	RSUs		(US$/Share)	Date of Grant	Expiration
Karl Kan Zhang	*		0.0002	January 6, 2020	January 5, 2030
Susan Qiaoling Li	*		0.0002	January 6, 2020	January 5, 2030
Haibing Wu	*	(1)	—	November 6, 2018	November 5, 2028
	*	(1)	—	September 30, 2019	September 29, 2029
	*	(1)	—	September 4, 2020	September 3, 2030
	*	(1)	—	February 15,2022	February 14,2032
Jue Yao	*	(1)	—	November 6, 2018	November 5, 2028
	*	(1)	—	September 30, 2019	September 29, 2029
	*	(1)	—	September 4, 2020	September 3, 2030
	*	(1)	—	February 15,2022	February 14,2032
Jacky Junkai Lin	*		0.0002	January 6, 2020	January 5, 2030
	*		0.0002	August 20, 2021	August 19, 2031
Other individuals as a group	323,797,872	(2)	from 0.0002
			to 0.1800
*	The options and restricted shares units in aggregate held by each of these officers represent less than 1% of our total outstanding shares.
(1)	Restricted share units.
(2)	Including options and restricted shares units. With respect to the options the exercise price is with the range from 0.0002 to 0.1800.

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

Audit Committee. Our audit committee consists of Mr. Haibing Wu and Ms. Jue Yao. Mr. Haibing Wu is the chairman of our audit committee. We have determined that each of Mr. Haibing Wu and Ms. Jue Yao meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that each of Mr. Haibing Wu and Ms. Jue Yao qualifies as an “audit committee financial expert” within the meaning of the SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

D.Employees

We had 759, 385 and 181 employees as of December 31, 2020, 2021 and 2022, respectively. The following table sets forth the breakdown of our employees by function as of December 31, 2022:

Function:	Number of Employees
Research and development	108
Sales and marketing	11
Operations	14
General and administrative	48
Total	181

As required by laws and regulations in mainland China, we contribute to various statutory employee benefit plans that are organized by municipal and provincial governments, including pension, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance plans as well as the housing provident fund. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

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

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2023, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% of our total outstanding shares.

The calculations in the table below are based on 4,591,030,991 Class A ordinary shares (excluding treasury stocks and shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) and 246,224,465 Class B ordinary shares outstanding as of March 31, 2023.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2023, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
					% of
	Class A	Class B	Total	% of	Aggregate
	Ordinary	Ordinary	Ordinary	Beneficial	Voting
	Shares	Shares	Shares	Ownership	Power***
Directors and Executive Officers**
Karl Kan Zhang(1)	7,500,000	246,224,465	253,724,465	5.2	57.3
Susan Qiaoling Li(2)	219,374,465	—	219,374,465	4.5	2.0
Michael Jialiang Wang(3)	167,036,665	—	167,036,665	3.5	1.6
Jim Jian Wang(4)	105,868,349	—	105,868,349	2.2	1.0
Duane Ziping Kuang	—	—	—	—	—
Glen Qian Sun	—	—	—	—	—
Haibing Wu	*	—	*	*	*
Jue Yao	*	—	*	*	*
Jacky Junkai Lin	*	—	*	*	*
All Directors and Executive Officers as a Group	502,198,979	246,224,465	748,423,444	15.4	61.9
Principal Shareholders:
Sequoia Capital China GF Holdco III-A, Ltd.(5)	555,204,772	—	555,204,772	11.5	5.2
Qiming Funds(6)	540,786,459	—	540,786,459	11.2	5.0
SIG China Investments Master Fund III, LLLP(7)	423,583,387	—	423,583,387	8.8	3.9
Kan’s Global CoolStuff Investment Inc.(1)(8)	—	246,224,465	246,224,465	5.1	57.3
LQL Global Innovation Investment Inc.(2)(9)	215,624,465	—	215,624,465	4.5	2.0
Jialiang’s Global Creativity Investment Inc.(3)(10)	167,036,665	—	167,036,665	3.5	1.6
Jian’s Global CoolStuff Investment Inc.(4)(11)	105,868,349	—	105,868,349	2.2	1.0
*	Less than 1% of our total outstanding shares.
**

Except as otherwise indicated below, the business address of our directors and executive officers is 11F, T2, No.16, Lane 399, Xinlong Road, Minhang District, Shanghai, 201101, China. The business address of Duane Ziping Kuang is Room 5542, Four Seasons Place, 8 Finance Street, Central, Hong Kong. The business address of Glen Qian Sun is Room 3006, Plaza 66 Tower 2, No.1266 Nanjing West Road, Shanghai, China.

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

(1)	Represents (i) 246,224,465 Class B ordinary shares held by Kan’s Global CoolStuff Investment Inc., a British Virgin Islands company, and (ii) 7,500,000 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after the date of this annual report held by Karl Kan Zhang. Kan’s Global CoolStuff Investment Inc. is wholly owned by Kan’s Universe Investment Limited, a British Virgin Islands company, which is ultimately owned by Karl’s Global CoolStuff Investment Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Karl Kan Zhang is the settlor of this trust, and Mr. Zhang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Zhang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Kan’s Global CoolStuff Investment Inc. Mr. Zhang is the sole director of Kan’s Global CoolStuff Investment Inc. The registered office of Kan’s Global CoolStuff Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

(2)	Represents (i) 215,624,465 Class A ordinary shares held by LQL Global Innovation Investment Inc., a British Virgin Islands company, and (ii) 3,750,000 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after the date of this annual report held by Susan Qiaoling Li. LQL Global Innovation Investment Inc. is wholly owned by LQL International Limited, a British Virgin Islands company, which is ultimately owned by LQL International Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Susan Qiaoling Li is the settlor of this trust, and Ms. Li and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by LQL Global Innovation Investment Inc. Ms. Li is the sole director of LQL Global Innovation Investment Inc. The registered office of LQL Global Innovation Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.
(3)	Represents (i) 165,874,465 Class A ordinary shares and (ii) 1,162,200 Class A ordinary shares in the form of ADSs held by Jialiang’s Global Creativity Investment Inc., a British Virgin Islands company. Jialiang’s Global Creativity Investment Inc. is wholly owned by MWRT Global Limited, a British Virgin Islands company, which is ultimately owned by Ivy Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Michael Jialiang Wang is the settlor of this trust, and Mr. Wang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Jialiang’s Global Creativity Investment Inc. Mr. Wang is the sole director of Jialiang’s Global Creativity Investment Inc. The registered office of Jialiang’s Global Creativity Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.
(4)	Represents (i) 105,368,349 Class A ordinary shares and (ii) 500,000 Class A ordinary shares in the form of ADSs directly held by Jian’s Global CoolStuff Investment Inc., a British Virgin Island company. Jian’s Global CoolStuff Investment Inc. is ultimately owned by Thoughtwise Trust, a trust established with the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Jim Jian Wang is the settlor of this trust, and Mr. Wang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Jian’s Global CoolStuff Investment Inc in our company. Mr. Wang is the sole director of Jian’s Global CoolStuff Investment Inc. The registered office of Jian’s Global CoolStuff Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.
(5)	Represents (i) 534,404,772 Class A ordinary shares and (ii) 20,800,000 Class A ordinary shares in the form of ADSs held by Sequoia Capital China GF Holdco III-A, Ltd., an exempted company with limited liability incorporated in the Cayman Islands. Information regarding beneficial ownership is reported as of December 31, 2018, based on the information contained in the Schedule 13G filed by Sequoia Capital China GF Holdco Ltd. with SEC on February 14, 2019. The sole shareholder of Sequoia Capital China GF Holdco III-A, Ltd. is Sequoia Capital China Growth Fund III, L.P. The general partner of Sequoia Capital China Growth Fund III, L.P. is SC China Growth III Management, L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Mr. Neil Nanpeng Shen. The registered office of Sequoia Capital China GF Holdco III-A, Ltd. is at Cricket Square, Hutchins Drive P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.
(6)	Represents (i) 490,679,348 Class A ordinary shares held by Qiming Venture Partners II, L.P., a Cayman Islands exempted limited partnership; 42,966,564 Class A ordinary shares held by Qiming Venture Partners II-C, L.P, a Cayman Islands exempted limited partnership; and (ii) 7,140,547 Class A ordinary shares by Qiming Managing Directors Fund II, L.P., a Cayman Islands exempted limited partnership. Information regarding beneficial ownership is reported as of December 31, 2022, based on the information contained in the Schedule 13G/A filed by Qiming Corporate GP II, Ltd. with SEC on February 14, 2023. Qiming Venture Partners II, L.P., Qiming Venture Partners II-C, L.P., and Qiming Managing Directors Fund II, L.P. are collectively referred to as Qiming Funds. The general partner of both Qiming Venture Partners II, L.P. and Qiming Venture Partners II-C, L.P. is Qiming GP II, L.P., a Cayman Islands exempted limited partnership. The general partner of both Qiming Managing Directors Fund II, L.P. and Qiming GP II, L.P. is Qiming Corporate GP II, Ltd., a Cayman Islands exempted limited company. Duane Ziping Kuang, Gary Edward Rieschel and Robert Brian Headley each owns approximately 33.33% of Qiming Corporate GP II, Ltd. The registered office of Qiming Funds is at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(7)	Represents 423,583,387 Class A ordinary shares held by SIG China Investments Master Fund III, LLLP, a Delaware limited liability limited partnership. Information regarding beneficial ownership is reported as of December 31, 2020, based on the information contained in the Schedule 13G/A filed by SIG China Investments Master Fund III, LLLP, SIG Asia Investment, LLLP, and Heights Capital Management, Inc. with SEC on February 16, 2021. SIG Asia Investment, LLLP, a Delaware limited liability limited partnership, is the investment manager for SIG China Investments Master Fund III, LLLP pursuant to an investment management agreement, and as such, has discretionary authority to vote and dispose of the Class A ordinary shares. Heights Capital Management, Inc., a Delaware Corporation, is the investment manager for SIG Asia Investment, LLLP pursuant to an investment management agreement, and as such, has the discretionary to dispose and vote the Class A ordinary shares. Mr. Authur Dantchik, in his capacity as president of SIG Asia Investment, LLLP, and vice president of Heights Capital Management, Inc. may also be deemed to have investment discretion over the shares held by SIG China Investments Master Fund III, LLLP. Mr. Dantchik disclaims any such investment discretion or beneficiary ownership with respect to these shares. The registered office of SIG China Investments Master Fund III, LLLP is at One Commence Center, 1201 N. Orange Street, Suite 715, Wilmington, DE, USA.
(8)	Represents 246,224,465 Class B ordinary shares held by Kan’s Global CoolStuff Investment Inc., a British Virgin Islands company. Kan’s Global CoolStuff Investment Inc. is wholly owned by Kan’s Universe Investment Limited, a British Virgin Islands company, which is ultimately owned by Karl’s Global CoolStuff Investment Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Karl Kan Zhang is the settlor of this trust, and Mr. Zhang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Zhang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Kan’s Global CoolStuff Investment Inc. Mr. Zhang is the sole director of Kan’s Global CoolStuff Investment Inc. The registered office of Kan’s Global CoolStuff Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.
(9)	Represents 215,624,465 Class A ordinary shares held by LQL Global Innovation Investment Inc., a British Virgin Islands company. LQL Global Innovation Investment Inc. is wholly owned by LQL International Limited, a British Virgin Islands company, which is ultimately owned by LQL International Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Susan Qiaoling Li is the settlor of this trust, and Ms. Li and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by LQL Global Innovation Investment Inc. Ms. Li is the sole director of LQL Global Innovation Investment Inc. The registered office of LQL Global Innovation Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.
(10)	Represents (i) 165,874,465 Class A ordinary shares and (ii) 1,162,200 Class A ordinary shares in the form of ADSs held by Jialiang’s Global Creativity Investment Inc., a British Virgin Islands company. Jialiang’s Global Creativity Investment Inc. is wholly owned by MWRT Global Limited, a British Virgin Islands company, which is ultimately owned by Ivy Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Michael Jialiang Wang is the settlor of this trust, and Mr. Wang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Jialiang’s Global Creativity Investment Inc. Mr. Wang is the sole director of Jialiang’s Global Creativity Investment Inc. The registered office of Jialiang’s Global Creativity Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.
(11)	Represents (i) 105,368,349 Class A ordinary shares and (ii) 500,000 Class A ordinary shares in the form of ADSs directly held by Jian’s Global CoolStuff Investment Inc., a British Virgin Island company. Jian’s Global CoolStuff Investment Inc. is ultimately owned by Thoughtwise Trust, a trust established with the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Jim Jian Wang is the settlor of this trust, and Mr. Wang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Jian’s Global CoolStuff Investment Inc in our company. Mr. Wang is the sole director of Jian’s Global CoolStuff Investment Inc. The registered office of Jian’s Global CoolStuff Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2023, a total of 3,041,863,847 of our ordinary shares (including treasury stocks and shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) were held by three record holders in the United States. One of these holders is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 2,627,987,900 Class A ordinary shares (including treasury stocks and shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

F.Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

In December 2022, a third-party company in mainland China brought a lawsuit against Shanghai Dengyong Information Technology Co., Ltd., in Shanghai Minhang District People’s Court for copyright infringement. The plaintiff alleged that a short drama adapted from an online novel provided by Fengdu Novel infringed its copyright, and claimed for stopping the infringement and compensation of RMB1,000,000. As of the date of this annual report, no conclusive judicial decision has been made with respect to the lawsuit.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in mainland China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange and Dividend Distribution.”

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

ITEM 9.THE OFFER AND LISTING

A.Offering and Listing Details

Our ADSs were listed on the New York Stock Exchange under the symbol “CTK” since September 28, 2018. On May 19, 2022, we were notified by the NYSE that the staff of NYSE Regulation determined to commence proceedings to delist our ADSs from the NYSE. Trading in our ADSs was suspended after the market close on the NYSE on May 19, 2022. On June 6, 2022, the NYSE filed a Form 25 with the SEC to strike our ADSs from listing, which became effective 10 days after the filing.

Our ADSs, each representing 650 Class A ordinary shares, have been quoted on the OTC Pink Limited Information under the symbol “CTKYY” after the NYSE suspended the trading of our ADSs on May 19, 2022.

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs have been quoted on the OTC Pink Limited Information under the symbol “CTKYY” after the NYSE suspended the trading of our ADSs on May 19, 2022.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the applicable designated stock exchange or market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the designated stock exchange or market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year as our board may determine from time to time.

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

Exempted Company. We are incorporated as an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is incorporated in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be incorporated as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within mainland China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in mainland China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

We believe that CooTek (Cayman) Inc. is not a PRC resident enterprise for PRC tax purposes. CooTek (Cayman) Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that CooTek (Cayman) Inc. meets all of the conditions above. CooTek (Cayman) Inc. is a company incorporated outside mainland China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside mainland China. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that CooTek (Cayman) Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within mainland China. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of CooTek (Cayman) Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that CooTek (Cayman) Inc. is treated as a PRC resident enterprise.

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

Assuming that we are the owner of the VIEs for United States federal income tax purposes, we do not believe that we were a PFIC for our taxable year ended December 31, 2022 and we do not presently expect to be a PFIC for the current taxable year. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis and will depend, in part, upon the composition of our income and assets and the value of our assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or future taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent decline in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and our assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

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

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution we pay will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs, but not our Class A ordinary shares, were traded on the New York Stock Exchange (“NYSE”), which is an established securities market in the United States, from September 2018 to May 2022. On June 16, 2022, our ADSs were delisted from the NYSE and subsequently quoted on the OTC Pink Limited Information, which are not considered established securities markets in the United States for these purposes, under the symbol “CTKYY.” See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—The delisting of our ADSs from the NYSE may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.” If our ADSs remain delisted from the NYSE and are not otherwise readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed as dividend income from a qualified foreign corporation.

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

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any gain or loss will be capital gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in mainland China, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. Pursuant to recently issued United States Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the recently issued United States Treasury Regulations.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries or the VIEs is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries or the VIEs.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock; provided that such stock is regularly traded on a qualified exchange or other market, as defined in the applicable United States Treasury Regulations. Our ADSs, but not our Class A ordinary shares, were traded on the NYSE, which is an established securities market in the United States, from September 2018 to May 2022. On June 16, 2022, our ADSs were delisted from the NYSE and subsequently quoted on the OTC Pink Limited Information, which are not considered established securities markets in the United States for these purposes, under the symbol “CTKYY.” See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—The delisting of our ADSs from the NYSE may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.” If our ADSs remain delisted from the NYSE and are not otherwise listed on a qualified exchange or other market, as described above, our ADSs would not be treated as “marketable stock” for these purposes and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our ADSs.

If a U.S. Holder makes a mark-to-market election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Deutsche Bank Trust Company Americas, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.Subsidiary Information

Not applicable.

J.Annual Report to Security Holders

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in mainland China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

As of December 31, 2022, we had RMB-denominated cash and cash equivalents of RMB45.2 million, HKD-denominated cash and cash equivalents of HKD3.7 million, and U.S. dollar-denominated cash and cash equivalents of US$2.8 million. Assuming we had converted the U.S. dollar-denominated cash and cash equivalents of US$2.8 million into RMB at the exchange rate of US$1.00 for RMB6.8972 as of December 30, 2022, an 8% appreciation or depreciation of RMB against the U.S. dollar as of December 31, 2022, would result in a decrease or an increase of RMB1.6 million in our cash and cash equivalents, respectively. Assuming we had converted the HKD-denominated cash, cash equivalents and restricted cash of HKD3.7 million into RMB at the exchange rate of HKD1.00 for RMB0.8829 as of December 31, 2022, an 8% appreciation or depreciation of RMB against HKD as of December 31, 2022, would result in a decrease or an increase of RMB0.3 million in our cash and cash equivalents, respectively.

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

D.American Depositary Shares

Fees and Expenses Our ADS Holders May Have to Pay

Deutsche Bank Trust Company Americas is our depositary. The principal executive office of the depositary is located at 1 Columbus Circle, New York, NY New York 1000510019, USA.

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

Up to US$0.05 per ADS issued
Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
Distribution of cash dividends	Up to US$0.05 per ADS held
Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2022, we did not receive reimbursement from the depositary.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chairman of the board of directors, chief executive officer and our interim chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2022.

Based upon that evaluation, our management, with the participation of our chairman of the board of directors, chief executive officer and interim chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the exchange Act), under the supervision and with the participation of our chairman of the board of directors, chief executive officer and interim chief financial officer, our management conducted an assessment of the effectiveness of internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management determined that our internal control over financial reporting was effective as of December 31, 2022.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

(c) Attestation Report of the Independent Registered Public Accounting Firm

A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. In preparing our consolidated financial statements for the fiscal year ended December 31, 2020, we identified one material and one significant deficiency. The material weakness identified related to the lack of accounting policies and procedures relating to financial reporting in accordance with U.S. GAAP and SEC financial reporting requirements. The significant control deficiency related to lack of formal risk assessment process and monitoring activities in connection with the preparation of our consolidated financial statements.

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

As of December 31, 2022, based on the measures implemented as described above, while we need to continue to improve our internal controls process, our management concluded the material weakness has been remediated while the significant deficiency remains as we are still in the process of completing our implementation of remediation measures. We are in the process of implementing remediation measures to remediate the significant deficiency. However, we cannot assure you that we will remediate our deficiencies in a timely manner.

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting for five years.

Our independent registered public accounting firm were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2022. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified. See “Item 3. Key Information-D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.”

(d) Changes in Internal Control Over Financial Reporting

Other than as described above, there have been no changes in the Company’s internal control over financial reporting during the period ended December 31, 2022 that have materially affected the Company’s internal controls over financial reporting.

ITEM 16.[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Mr. Haibing Wu and Ms. Jue Yao, members of our audit committee and independent directors (under the standards set forth in Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

ITEM 16B.CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in August 2018. We have posted a copy of our code of business conduct and ethics on our website at https://ir.cootek.com/.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below that are billed or made payable in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, and Shandong Haoxin Certified Public Accountants Co., Ltd., or Shandong Haoxin, our principal external auditors, directly to us during the periods indicated.

	For the
	Year Ended December 31,
	2021	2022

	(in US$ thousands)
Audit fees (1)	1,100	547
Audit-related fees (2)	120	70
Tax fees (3)	62	7
Other fees(4)	—	—

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements. We paid or accrued audit fees of US$1.1 million and US$180 thousand related to Deloitte in 2021 and 2022, respectively. We did not pay or accrue audit fees related to Shandong Haoxin in 2021 and we paid or accrued audit fees of US$0.4 million related to Shandong Haoxin in 2022.
(2)	“Audit-related fees” includes the aggregate fees billed for the professional services rendered by our principal auditors for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Audit-related fees in 2021 were to support the submission of Registrant Statement on Form F-3. Audit-related fees in 2022 were to support our responses to the comments from the staff of the SEC regarding our annual report on Form 20-F for the fiscal year ended December 31, 2021 and the filing of Amendment No. 1 on Form 20-F/A to amend our annual report on Form 20-F for the fiscal year ended December 31, 2021. We paid or accrued audit-related fees of US$120 thousand and US$70 thousand related to Deloitte in 2021 and 2022, respectively. We did not pay or accrue audit-related fees related to Shandong Haoxin in 2021 and 2022.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning. We paid or accrued tax fees of US$62 thousand and US$7 thousand related to Deloitte in 2021 and 2022, respectively. We did not pay or accrue tax fees related to Shandong Haoxin in 2021 and 2022.
(4)	“Other fees” represent the aggregate fees billed or made payable during the year for professional services rendered by our independent registered public accounting firm to us other than the services reported in (1) through (3). No other fees were paid or accrued in 2021 and 2022.

The policy of our audit committee is to pre-approve all audit and other service provided by our independent registered public accounting firms, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective on November 29, 2022, we engaged Shandong Haoxin Certified Public Accountants Co., Ltd. (“Shandong Haoxin”) as our independent registered public accounting firm. We dismissed Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) on the same date. The change of our independent registered public accounting firm was approved by our board of directors and the audit committee of our board.

The audit reports of Deloitte on our consolidated financial statements as of and for the years ended December 31, 2020 and 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle, except that, the audit report of Deloitte on our consolidated financial statements as of and for the year ended December 31, 2021 contained separate paragraph stating that:

“The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the financial statements, the Company has suffered recurring losses from operations and negative working capital that raise substantial doubt about its ability to continue as a going concern. Additionally, the Company received two non-compliance notifications related to its share price and market capitalization not meeting the minimum requirements of the New York Stock Exchange (“NYSE”), which if not cured would result in the potential cash redemption of the outstanding convertible notes and repayment of bank borrowings which had outstanding amounts of US$11.2 million, and US$1.6 million, respectively as of December 31, 2021. Management’s plans in regard to these matters are also described in Note 2(a). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

During the fiscal years ended December 31, 2020 and 2021, and the subsequent period prior to our engagement of Shandong Haoxin, there were no (i) disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions therein)with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreement(s), if not resolved to the satisfaction of Deloitte, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report, or (ii) “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F in connection with our annual report on Form 20-F, other than the material weakness related to the lack of accounting policies and procedures relating to financial reporting in accordance with U.S. GAAP and SEC financial reporting requirements disclosed in our annual report on Form 20-F for the fiscal year ended December 31, 2020, and the significant control deficiency related to lack of formal risk assessment process and monitoring activities in connection with the preparation of our consolidated financial statements disclosed in our annual report on Form 20-F for the fiscal years ended December 31, 2020 and 2021.

During the fiscal years ended December 31, 2020 and 2021, and the subsequent interim period prior to our engagement of Shandong Haoxin, neither we nor anyone on behalf of us has consulted with Shandong Haoxin with respect to (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Shandong Haoxin concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement, as defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event, as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

We have provided Deloitte with a copy of the disclosures hereunder and required under Item 16F of Form 20-F and requested that Deloitte furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Deloitte addressed to the SEC, dated April 26, 2023, is filed herein as Exhibit 15.5 to this Form 20-F.

ITEM 16G.CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

In May 2022, CooTek (Cayman) Inc. was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our former auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (i) no governmental entities in the Cayman Islands or China own shares of CooTek (Cayman) Inc. or the VIEs in China, (ii) the governmental entities in China do not have a controlling financial interest in CooTek (Cayman) Inc. or the VIEs, (iii) none of the members of the board of directors of CooTek (Cayman) Inc. or our operating entities, including the VIEs, is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of CooTek (Cayman) Inc. or the VIEs contains any charter of the Chinese Communist Party.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of CooTek (Cayman) Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1

Seventh Amended and Restated Memorandum and Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1, as amended, initially filed on August 16, 2018 (File No. 333226867))

2.1*	Specimen American Depositary Receipt of the Registrant (included in Exhibit 2.4)
2.2

Specimen Certificate for Class A Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

2.3

Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares dated September 27, 2018 (incorporated by reference to Exhibit 2.3 from our annual report on Form 20-F (File No. 001-38665) filed with the Commission on April 29, 2022)

2.4*	Amendment No. 1 to the Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares dated May 9, 2022
2.5

Fifth Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated January 10, 2017 (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

2.6*	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934
4.1*	Amended and Restated 2012 Stock Incentive Plan
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

4.16

The form of MoPub Terms of Service between Twitter, Inc. and the Registrant (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F (File No. 001-38665), filed with the Commission on April 15, 2019)

4.17

The form of Chuan Shan Jia Distribution Cooperation Agreement signed by certain VIEs and a schedule of all executed Chuan Shan Jia Distribution Cooperation Agreements adopting the same form in respect of each of these VIEs (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (File No. 001-38665), filed with the Commission on April 26, 2021)

4.18

Securities Purchase Agreement between the Registrant and Mercer Street Global Opportunity Fund LLC, dated August 16, 2021 (incorporated by reference on Exhibit 10.1 from our Form 6-K) (File No. 001-38665), filed on August 16, 2021

8.1*	List of Principal Subsidiaries and Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the Commission on August 16, 2018)

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm
15.2*	Consent of Shandong Haoxin Certified Public Accountants Co., Ltd., an independent registered public accounting firm
15.3*	Consent of JunHe LLP
15.4*	Consent of Maples and Calder (Hong Kong) LLP
15.5*	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Commission
101.INS*	XBRL Instance Document - this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 26, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of CooTek (Cayman) Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CooTek (Cayman) Inc., its subsidiaries and its consolidated variable interest entities (the “Company”) as of December 31, 2022, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2(a) to the financial statements, the Company changed the ratio of ADSs to its Class A ordinary shares in May 2022. The earnings per ADS in the financial statements have been retrospectively adjusted for the years ended December 31, 2020 and 2021. Our procedures included but is not limited to recalculating and inspecting supporting documents. In our opinion, such retrospective adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2021 or 2020 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2021 or 2020 consolidated financial statements taken as a whole.

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

Explanatory Paragraph—Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the financial statements, the Company has incurred a significant decline in the revenue and negative working capital that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(a). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Shandong Haoxin Certified Public Accountants Co., Ltd.

We have served as the Company’s auditor since 2022.

Weifang, People’s Republic of China

April 26, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of CooTek (Cayman) Inc.

Opinion on the Financial Statements

We have audited, before the effects of the retrospective adjustments relating to the effects of the change in ADS ratio as disclosed in Note 2(a) to the consolidated financial statements, the consolidated balance sheets of CooTek (Cayman) Inc., its subsidiaries and its consolidated variable interest entities (the “Company”) as of December 31, 2021, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2021 and the related notes and the schedule listed in the Schedule I (collectively referred to as the “financial statements”) (the 2021 and 2020 financial statements before the effects of the retrospective adjustments as disclosed in Note 2(a) to the financial statement are not presented herein). In our opinion, the 2021 and 2020 financial statements, before the effects of the retrospective adjustments as disclosed in Note 2(a) to the financial statements, present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to the retrospective adjustments as disclosed in Note 2(a) to the financial statement, and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

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

Explanatory Paragraph—Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the financial statements, the Company has suffered recurring losses from operations and negative working capital that raise substantial doubt about its ability to continue as a going concern. Additionally, the Company received two non-compliance notifications related to its share price and market capitalization not meeting the minimum requirements of the New York Stock Exchange (“NYSE”), which if not cured would result in the potential cash redemption of the outstanding convertible notes and repayment of bank borrowings which had outstanding amounts of US$11.2 million and US$1.6 million, respectively as of December 31, 2021. Management’s plans in regard to these matters are also described in Note 2(a). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 29, 2022

We have served as the Company’s auditor since 2018. In 2022, we became the predecessor auditor.

COOTEK (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2021	2022
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		18,232,130	9,724,925
Restricted cash	2(f)	199,079	60,206
Short-term investments		50,044	50,059
Accounts receivable, net of allowance for doubtful accounts of US$1,168,516 and US$159,414 as of December 31, 2021 and 2022, respectively	3	21,483,102	4,949,244
Prepaid expenses and other current assets	4	10,864,280	4,443,670
Total current assets		50,828,635	19,228,104
Property and equipment, net	5	3,088,209	912,633
Intangible assets, net	6	248,966	89,532
Operating lease right-of-use assets	2(r)	1,171,285	782,719
Long-term investments	7	313,691	276,600
Other non-current assets		780,380	95,699
TOTAL ASSETS		56,431,166	21,385,287
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities (including amounts of the consolidated VIEs without recourse to the Company. See Note 2(b)):
Accounts payable		27,760,127	8,171,310
Short-term borrowings	8	9,097,040	861,500
Accrued salary and benefits		4,602,304	4,007,449
Operating lease liabilities, current	2(r)	809,610	328,046
Accrued expenses and other current liabilities	9	8,062,975	4,257,554
Convertible notes	10	9,175,892	1,754,656
Derivative liabilities	10	553,707	—
Deferred revenue		1,943,168	175,375
Total current liabilities		62,004,823	19,555,890
Other non-current liabilities		323,305	209,439
Operating lease liabilities, non-current	2(r)	103,157	489,122
TOTAL LIABILITIES		62,431,285	20,254,451
Commitments and contingencies	17
Shareholders’ deficit:
Class A ordinary shares (US$0.00001 par value; 13,750,000,000 shares authorized as of December 31, 2021 and 2022; 3,391,809,191 and 4,591,030,991 shares issued as of December 31, 2021 and 2022, respectively; 3,391,809,191 and 4,591,030,991 shares outstanding as of December 31, 2021 and 2022, respectively)	13	33,918	45,910
Class B ordinary shares (US$0.00001 par value; 250,000,000 shares authorized； 246,224,465 shares issued and outstanding as of December 31, 2021 and 2022)	13	2,462	2,462
Additional paid-in capital		210,718,835	217,540,733
Accumulated deficit		(214,842,438)	(214,327,424)
Accumulated other comprehensive loss		(1,912,896)	(2,130,845)
Total shareholders’ deficit		(6,000,119)	1,130,836
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		56,431,166	21,385,287

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the years ended
		December 31,
	Note	2020	2021	2022
		US$	US$	US$
Net revenues	2(n)	441,505,231	272,145,821	83,926,614
Cost of revenues (including share-based compensation expense of US$276,085, US$142,404 and US$(22,682) in 2020, 2021 and 2022, respectively)		(24,128,462)	(32,825,888)	(13,070,923)
Gross profit		417,376,769	239,319,933	70,855,691
Operating expenses:
General and administrative expenses (including share-based compensation expense of US$1,814,335, US$1,754,275 and US$1,237,663 in 2020, 2021 and 2022, respectively)		(15,017,499)	(17,815,839)	(11,907,809)
Research and development expenses (including share-based compensation expense of US$3,034,240, US$1,716,316 and US$545,673 in 2020, 2021 and 2022, respectively)		(29,669,615)	(34,433,316)	(15,523,180)
Sales and marketing expenses (including share-based compensation expense of US$212,381, US$103,324 and US$59,974 in 2020, 2021 and 2022, respectively)		(418,261,754)	(200,235,468)	(44,378,533)
Other operating (loss) income, net	11	(2,274,507)	4,453,462	2,441,559
Total operating expenses		(465,223,375)	(248,031,161)	(69,367,963)
(Loss) income from operations		(47,846,606)	(8,711,228)	1,487,728
Interest income (expenses), net		395,629	(5,689,947)	(1,362,001)
Impairment loss of investment	7	—	(248,140)	—
Foreign exchange gains (losses), net		91,335	(219,642)	(93,145)
Fair value change of derivatives	10	—	1,108,648	553,707
(Loss) income before income taxes		(47,359,642)	(13,760,309)	586,289
Income tax expenses	12	(7,087)	(51,970)	(9,058)
Share of loss in equity method investment	7	—	(65,084)	(62,217)
Net (loss) income		(47,366,729)	(13,877,363)	515,014
Deemed dividend in relation to the convertible notes	10	—	(1,368,866)	—
Net (loss) income attributable to ordinary shareholders		(47,366,729)	(15,246,229)	515,014
Net (loss) income per ordinary share:	16
Basic		(0.02)	(0.005)	0.0001
Diluted		(0.02)	(0.005)	0.0001
Net (loss) income per American Depositary Shares (“ADS”) (each of ADS represents 650 Class A ordinary shares):
Basic		(10.00)	(3.00)	0.07
Diluted		(10.00)	(3.00)	0.07
Weighted average shares used in calculating net loss per ordinary share:
Basic		3,080,332,924	3,303,168,725	4,591,748,099
Diluted		3,080,332,924	3,303,168,725	4,592,307,849

Note: Basic and diluted earnings per ADS for the years ended December 31, 2020 and 2021 have been retrospectively adjusted for the ADS ratio change that were effective on May 9, 2022. Refer to Note 2(a) for additional information.

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the years ended
	December 31,
	2020	2021	2022
	US$	US$	US$
Net (loss) income	(47,366,729)	(13,877,363)	515,014
Other comprehensive (loss) income
Foreign currency translation adjustments, net of tax of nil	(682,083)	202,020	(217,949)
Comprehensive (loss) income attributable to CooTek (Cayman) Inc.	(48,048,812)	(13,675,343)	297,065
Deemed dividend in relation to convertible note (see Note 10)	—	(1,368,866)	—
Total comprehensive (loss) income attributable to ordinary shares of CooTek (Cayman) Inc.	(48,048,812)	(15,044,209)	297,065

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

									Accumulated
							Additional		other	Total
	Class A		Class B				paid-in	Accumulated	comprehensive	shareholders’
	Ordinary shares		Ordinary shares		Treasury Shares		capital	deficit	(loss) income	equity (deficit)
	Shares	US$	Shares	US$	Shares	US$	US$	US$	US$	US$

Balance at January 1, 2020	2,880,056,332	28,800	246,224,465	2,462	9,937,000	(1,063,547)	194,971,827	(153,598,346)	(1,432,833)	38,908,363
Net Loss	—	—	—	—	—	—	—	(47,366,729)	—	(47,366,729)
Issuance of ordinary shares upon vesting of restricted shares	4,278,100	43	—	—	—	—	(43)	—	—	—
Repurchase of ordinary shares	—	—	—	—	83,854,891	(9,480,179)	—	—	—	(9,480,179)
Cash settlement on vested share options and restricted shares	—	—	—	—	—	—	(823,226)	—	—	(823,226)
Exercise of share options	10,592,650	105	—	—	—	—	304,153	—	—	304,258
Share-based compensation	—	—	—	—	—	—	5,337,041	—	—	5,337,041
Cancellation of treasury shares	(49,280,841)	(492)	—	—	(49,280,841)	5,871,392	(5,870,900)	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(682,083)	(682,083)
Balance at December 31, 2020	2,845,646,241	28,456	246,224,465	2,462	44,511,050	(4,672,334)	193,918,852	(200,965,075)	(2,114,916)	(13,802,555)
Net Loss	—	—	—	—	—	—	—	(13,877,363)	—	(13,877,363)
Issuance of ordinary shares upon vesting of restricted shares (Note 15)	5,051,850	51	—	—	—	—	(51)	—	—	—
Repurchase of ordinary shares (Note 14)	—	—	—	—	24,237,100	(1,322,195)	—	—	—	(1,322,195)
Conversion of convertible notes (Note 10)	481,038,200	4,810	—	—	(63,248,150)	5,229,132	13,607,968	—	—	18,841,910
Beneficial conversion feature on convertible notes (Note 10)	—	—	—	—	—	—	(1,368,866)	—	—	(1,368,866)
Commitment fee paid to holders of convertible notes through issuance of treasury shares (Note 10)	—	—	—	—	(5,500,000)	765,397	(436,247)	—	—	329,150
Issuance of ordinary shares upon follow-on public offering, net of issuance cost (Note 13)	49,501,700	495	—	—	—	—	1,199,505	—	—	1,200,000
Exercise of share options (Note 15)	10,571,200	106	—	—	—	—	81,355	—	—	81,461
Share-based compensation	—	—	—	—	—	—	3,716,319	—	—	3,716,319
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	202,020	202,020
Balance at December 31, 2021	3,391,809,191	33,918	246,224,465	2,462	—	—	210,718,835	(214,842,438)	(1,912,896)	(6,000,119)
Net Income	—	—	—	—	—	—		515,014	—	515,014
Issuance of ordinary shares upon vesting of restricted shares (Note 15)	1,143,100	11	—	—	—	—	(11)	—	—	—
Conversion of convertible notes (Note 10)	1,195,980,950	11,960	—	—	—	—	5,000,992	—	—	5,012,952
Exercise of share options (Note 15)	2,097,750	21	—	—	—	—	289	—	—	310
Share-based compensation	—	—	—	—	—	—	1,820,628	—	—	1,820,628
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(217,949)	(217,949)
Balance at December 31, 2022	4,591,030,991	45,910	246,224,465	2,462	—	—	217,540,733	(214,327,424)	(2,130,845)	1,130,836

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2020	2021	2022
	US$	US$	US$
Cash flows from operating activities:
Net (Loss) income	(47,366,729)	(13,877,363)	515,014
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,769,273	3,772,121	1,803,031
Provision for allowance of doubtful accounts	359,252	240,658	108,146
Impairment loss of investment	—	248,140	—
Share-based compensation expense	5,337,041	3,716,319	1,820,628
Amortization of issuance cost and debt discounts related to convertible notes	—	5,647,358	1,337,672
Change in fair value of derivatives	—	(1,108,648)	(553,707)
Gain on disposal of property and equipment	(18,702)	(33,817)	(199,442)
Noncash lease expense	—	1,580,933	1,193,216
Share of loss in equity method investment	—	65,084	62,217
Changes in assets and liabilities:
Accounts receivable	524,312	6,993,094	15,841,979
Prepaid expenses and other current assets	(4,085,968)	1,397,809	5,804,641
Other non-current assets	(652,747)	177,780	636,892
Accounts payable	33,692,043	(48,466,953)	(17,484,903)
Accrued salary and benefits	2,802,408	(4,807,311)	(9,525)
Accrued expenses and other current liabilities	3,622,072	(2,178,255)	(6,629,926)
Operating lease liabilities	—	(1,839,838)	(885,014)
Deferred revenue	1,320,706	(2,429,459)	(1,945,855)
Other non-current liabilities	(154,719)	(141,341)	(113,866)
Net cash (used in) provided by operating activities	(851,758)	(51,043,689)	1,301,198
Cash flows from investing activities:
Purchases of property and equipment and intangible assets	(2,919,854)	(1,464,575)	(1,294)
Proceeds from disposal of property and equipment	59,321	133	569,447
Purchases of short-term investments	(13,000,000)	—	—
Proceeds from maturity/sale of short-term investments	13,522,756	—	—
Purchases of long-term investments	(306,518)	(314,091)	(57,433)
Proceeds from reclaim of long-term investments	—	—	11,139
Net cash used in investing activities	(2,644,295)	(1,778,533)	521,859
Cash flows from financing activities:
Proceeds from short-term borrowings	32,517,816	83,146,674	6,255,905
Repayment of short-term borrowings	(31,018,904)	(85,229,391)	(14,126,509)
Proceeds from issuance of ordinary shares upon exercise of options	304,259	81,339	542
Proceeds from issuance of convertible notes, net of debt discounts and issuance cost of US$2.8 million	—	27,175,000	—
Repayment of convertible notes	—	(4,181,918)	(3,745,955)
Proceeds from issuance of ordinary shares upon follow-on public offering	—	1,390,000	—
Cash paid to settle vested share options and restricted shares	(823,226)	—	—
Cash paid for issuance costs	—	(159,624)	—
Payment of share repurchase	(9,480,179)	(1,322,195)	—
Net cash (used in) provided by financing activities	(8,500,234)	20,899,885	(11,616,017)
Net decrease in cash, cash equivalents, and restricted cash	(11,996,287)	(31,922,337)	(9,792,960)
Cash, cash equivalents, and restricted cash at beginning of year	59,966,031	49,622,714	18,431,209
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,652,970	730,832	1,146,882
Cash, cash equivalents, and restricted cash at end of year	49,622,714	18,431,209	9,785,131
Supplemental disclosure of cash flow information:
Income taxes paid	7,087	51,970	3,159
Interest paid	588,533	721,276	504,134
Cash paid for amounts included in the measurement of operating lease liabilities	—	1,666,271	927,257
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	—	199,474	759,530
Supplemental disclosure of noncash investing and financing activities:
Purchases of property and equipment included in payables	231,823	54,814	—
Conversion of convertible notes into ordinary shares	—	17,473,045	5,012,952
Deemed dividend from issuance of convertible notes	—	1,368,866	—
Commitment fees on convertible notes through issuance of treasury shares	—	329,150	—
Reconciliation in amounts on consolidated balance sheets:
Cash and cash equivalents	24,669,133	18,232,130	9,724,925
Restricted cash	24,953,581	199,079	60,206
Total cash, cash equivalents, and restricted cash	49,622,714	18,431,209	9,785,131

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Principal Activities

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

Effective as of May 9, 2022, the Company changed the ratio of ADSs to its Class A ordinary shares from the current ADS Ratio of one ADS to 50 Class A ordinary share to a new ADS Ratio of one ADS to 650 Class A ordinary shares (the “ADS Ratio change”). The per ADS data as disclosed elsewhere in these consolidated financial statements and notes thereto are presented on a basis after taking into account the effects of the ADS Ratio change and have been retrospectively adjusted, where applicable.

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

The Group’s revenue declined from US$441.5 million in 2020 to US$272.1 million in 2021 and further to US$83.9 million in 2022. As of December 31, 2022, the Group’s current liabilities exceed its current assets by US$0.3 million, compared to US$11.2 million as of December 31,2021. The significant decline in the revenue and negative working capital that raise substantial doubt about its ability to continue as a going concern. The Group’s liquidity is dependent on its ability to enhance its operating cash flow, obtain capital financing from investors and borrowings from commercial banks to fund its general operations including its marketing activities. The Group’s ability to continue as a going concern is dependent on the following factors:

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

Applicable PRC laws and regulations currently limit foreign ownership of companies that provide internet content distribution services and any other restrictions. The Company is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Company are not eligible to engage in provisions of internet content or online services. The Group therefore conducts its online business through the following major consolidated VIEs:

●	Shanghai Chu Bao (CooTek) Information Technology Co., Ltd. (“Chu Bao”)
●	Shanghai Qiaohan Technology Co., Ltd. (“Qiaohan”)
●	Molihong (Shenzhen) Internet Technology Co., Ltd. (“Molihong”)
●	Shanghai Dengyong Information Technology Co., Ltd. (“Dengyong”)
●	Shanghai Qinglin Network Technology Co., Ltd. (“Qinglin”)

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

	As of December 31,
	2021	2022
	US$	US$
ASSETS
Cash and cash equivalents	4,263,844	2,087,760
Restricted cash	139,080	206
Accounts receivable, net	6,911,955	1,031,662
Prepaid expense and other assets	6,677,808	1,879,727
Long-term investments	313,691	276,600
Property and equipment, net	159,514	108,957
Operating lease right-of-use assets	485,196	212,517
Other non-current assets	174,957	21,280
Total Assets	19,126,045	5,618,709
LIABILITIES
Accounts payable	13,149,951	3,300,720
Short-term bank borrowings	5,126,484	—
Accrued salary and benefits	145,698	874,763
Accrued expenses and other current liabilities	4,033,675	2,353,038
Deferred revenue	459,887	104,711
Operating lease liabilities, current	300,894	84,813
Operating lease liabilities, non-current	37,097	136,857
Total Liabilities	23,253,686	6,854,902

	For the years ended
	December 31,
	2020	2021	2022
	US$	US$	US$
Net revenues	355,516,582	101,383,320	31,296,937
Income (loss) from operations	1,310,310	(31,302,836)	17,304,119
Net (loss) income	1,805,819	(31,694,750)	17,177,101
Net cash provided by (used in) operating activities	17,304,417	(27,664,505)	(13,423,567)
Net cash (used in) provided by investing activities	(344,681)	(475,661)	43,397
Net cash (used in) provided by financing activities	(163,132)	4,772,782	6,436,801

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

Revenues of VIEs included in the consolidated financial statements mainly include revenue of advertising services. The VIEs contributed 81%, 37% and 39% of the Group’s consolidated net revenues for years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, the VIEs accounted for an aggregate of 34% and 26% respectively, of the consolidated total assets, and 37% and 34% respectively, of the consolidated total liabilities.

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

The Company measures equity method investments at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques using the best information available, and may include future performance projections, discount rate and other assumptions that are significant to the measurements of fair value. An impairment charge to these investments is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. During the years ended December 31, 2020, 2021 and 2022, the Group recognized nil, US$0.25 million and nil of impairment loss of equity method investments, respectively.

Financial instruments not reported at fair value include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable, other current liabilities, short-term borrowings, and convertible note payable (see Note 10). The embedded monthly redemption right of the convertible note was measured at fair value and the Group determined these recurring fair value measurements reside primarily within Level 3 of the fair value hierarchy because the absence of observable inputs used in Monte Carlo simulation. The significant inputs applied in Monte Carlo simulation include expected volatility, dividend yield and present value discount rate. The carrying amounts of other financial instruments as of December 31, 2021 and December 31, 2022 were considered representative of their fair values due to their short-term nature.

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

For investments classified as held-to-maturity securities, the Group evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Company’s policy and ASC 320. The other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the investment’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. No impairment losses in relation to its short-term investments were recorded for the years ended December 31, 2020, 2021 and 2022.

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

The Group recognized nil, US$248,140 and nil of impairment loss to write down the long-term investments for the years ended December 31, 2020,2021 and 2022, respectively.

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

(l)          Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Factors considered important that could result in an impairment review include, but are not limited to, significant under-performance relative to historical or planned operating results, significant changes in the manner of use or expected life of the assets or significant changes in business strategies. An impairment analysis is performed at the lowest level of identifiable cash flows for an asset or asset group based on valuation techniques such as discounted cash flow analysis. An impairment charge is recognized when the estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset, if any, are less than the carrying value of the asset net of other liabilities. The estimation of future cash flows requires significant management judgment and actual results may differ from estimated amounts. No impairment was recognized for the years ended December 31, 2020, 2021 and 2022.

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

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(n)         Revenue Recognition

Mobile Advertising

The Group generates majority of its revenue through mobile advertising and recognizes the revenue according to ASC Topic 606.The Group provides advertising services to customers for promotion of their brands and products through its pan-entertainment mobile applications, including online literature applications and mobile games. Online literature contributed approximately 37.4%, 38.3% and 46.7% of its advertising revenue in 2020, 2021 and 2022 respectively. Meanwhile, mobile games contributed approximately 37.5%, 53.2% and 50.3% of its advertising revenue in 2020, 2021 and 2022 respectively.

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

Others

The Group also generates other revenues through in-app purchase (IAP) from the users, licensing of online literature works and licensing of its portfolio products. The revenue is recognized over the lifetime of the purchased items for IAP, and at the point of time that the licensing performance delivered.

Sales Incentives

The Group provides sales incentives to certain customers in the form of sales rebates which entitle them to receive reductions in the price. The Group accounts for these incentives granted to customers as variable consideration and records it as reduction of revenue. The amount of variable consideration is measured based on the most likely amount of incentives to be. For the years ended December 31, 2020, 2021 and 2022, the rebates recorded by the Group were US$54,320,688, US$10,897,346 and nil, respectively.

Disaggregation of Revenue

In the following table, revenue is disaggregated by revenue streams and geographic location of customers’ headquarters.

	For the years ended December 31,
	2020	2021	2022
	US$	US$	US$
Revenue:
Advertising revenue	438,384,470	267,266,716	76,545,411
Other revenue	3,120,761	4,879,105	7,381,203
Total	441,505,231	272,145,821	83,926,614

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(n)         Revenue Recognition (Continued)

	For the years ended December 31,
	2020	2021	2022
	US$	US$	US$
PRC	413,141,394	232,300,929	48,480,865
USA	22,192,632	30,023,116	25,598,517
Others	6,171,205	9,821,776	9,847,232
Total	441,505,231	272,145,821	83,926,614

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

	Accounts Receivable	Deferred Revenue
	US$	US$
Opening Balance as of January 1, 2021	28,127,346	3,331,511
Decrease, net	(6,644,244)	(1,388,343)
Ending Balance as of December 31, 2021	21,483,102	1,943,168
Decrease, net	(16,533,858)	(1,767,793)
Ending Balance as of December 31, 2022	4,949,244	175,375

Revenue amounted US$3,301,256 and US$1,857,881 were recognized in the years ended December 31, 2021 and 2022, respectively, which were included in the balance of deferred revenue at the beginning of each year.

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

Expenditures incurred during the research phase are expensed as incurred and no research and development expenses were capitalized as of December 31, 2020, 2021 and 2022.

(q)          Sales and Marketing Expenses

Sales and marketing expenses primarily consist of advertising and promotion expenses, expenses incurred for the user incentive programs, salaries and benefits of sales and marketing personnel and fees paid to mobile device manufacturers to pre-install the Group’s smart input products. Advertising and promotion expenses which mainly include user acquisition costs that represent payment to the third parties for online user acquisition of the Group’s products via social media and demand-side platforms amounted to US$408,131,372, US$145,992,236 and US$41,174,550 for the years ended December 31, 2020, 2021 and 2022, respectively.The Group launched the user incentive programs for its registered users in its various applications to enhance user engagements.

(r)           Leases

The Group leases office space in different cities in PRC and USA under non-cancellable operating lease agreements that expire at various dates through December 2025. Before January 1, 2021, the Group applied the ASC 840, Leases, under which each lease is classified at the inception date as either a capital lease or an operating lease. All the Group’s leases were classified as operating lease under ASC 840.

Effective January 1, 2021, the Group adopted ASU No. 2016-02 “Leases” (ASC 842) using the modified retrospective approach. The Group elected the transition package of practical expedients permitted within the standard, which allowed it not to reassess initial direct costs, lease classification, or whether the contracts contain or are leases for any leases that existed prior to January 1, 2021. The Group also elected the short-term lease exemption for all contracts with an original lease term of 12 months or less. Upon the adoption, the Group recognized operating lease right of use (“ROU”) assets of US$2,563,151 with corresponding lease liabilities of US$2,470,968 on the consolidated balance sheets. The operating lease ROU assets include adjustments for prepayments. The adoption did not impact the Group’s beginning retained earnings as of January 1, 2021, or the Group’s prior years’ financial statements.

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

The Group incurred operating lease costs amounting to US$1,680,814 and US$1,129,612 (excluding US$64,559 and US$131,079 for short-term leases not capitalized as ROU assets for the year ended December 31, 2021 and 2022) for the years ended December 31 2021 and 2022, respectively. Cash payments against operating lease liabilities were US$927,257 for the year ended December 31,2022.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(r)          Leases (Continued)

As of December 31, 2022, Group’s operating leases had a weighted average remaining lease term of 2.5 years and a weighted average discount rate of 6.0%. Future lease payments under operating leases as of December 31, 2022 were as follows:

As of December 31,
2022
US$
2023	365,586
2024	340,541
2025	170,270
Total lease payment	876,397
Less: imputed interest	(59,229)
Total lease liability balance	817,168
Less: Operating lease liabilities, current	(328,046)
Long-term operating lease liabilities	489,122

As of December 31, 2022, the future minimum lease payments under the Group’s non-cancelable operating lease agreements based on ASC 840 are as follows:

As of December 31,
2022
US$
2023	393,014
2024	340,541
2025	170,270
Total lease commitment	903,825

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

The actual benefits that are ultimately realized may differ from estimates. As each audit is concluded, adjustments, if any, are recorded in the financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2020,2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.

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

(x)         (Loss) income per Share

Basic (loss) income per share are computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(x)         Loss per Share (Continued)

Diluted (loss) income per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consists of the ordinary shares issuable upon the conversion of the convertible notes (using the if-converted method), ordinary shares issuable upon the exercise of share options and vest of non-vested restricted share units (using the treasury stock method).

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

The following customers accounted for 10% or more of revenue:

	For the years ended
	December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%
Company A	115,829,770	26.24%	75,896,207	27.89%	20,179,468	24.04%
Company B	58,667,031	13.29%	68,943,513	25.33%	8,940,784	10.65%
Company C	*	*	*	*	12,980,235	15.47%

*   Less than 10%.

The following customers accounted for 10% or more of accounts receivable:

	As of December 31,
	2021		2022
	US$	%	US$	%
Company A	7,233,559	31.93%	*	*
Company B	2,299,038	10.15%	*	*
Company C	2,298,864	10.15%	604,129	12.21%
Company D	*	*	505,376	10.21%

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

2.Summary of Significant Accounting Policies (Continued)

(y)          Concentration and risks (Continued)

Concentration of Vendors

The Group uses certain vendors to acquire users and those cost are recorded as sales and marketing expenses. Vendors accounted for 10% or more are listed as below:

	For the years ended December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%
Company C	*	*	*	*	18,184,318	40.98%
Company E	52,426,534	12.53%	*	*	*	*
Company F	*	*	24,058,293	12.02%	7,365,582	16.60%
Company G	*	*	22,034,256	11.00%	*	*

*   Less than 10%.

The following vendors accounted for 10% or more of accounts payable:

	As of December 31,
	2021		2022
	US$	%	US$	%
Company C	5,560,854	20.03%	2,381,107	29.14%
Company F	4,913,194	17.70%	*	*
Company G	4,041,705	14.56%	1,562,950	19.13%

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

Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange in the PRC, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents and restricted cash denominated in RMB amounted to RMB87,782,986 (amounted to US$13,768,368) and RMB44,614,204 (amounted to US$6,405,853) as of December 31, 2021 and 2022, respectively.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(z)          Recent Accounting Pronouncements

New accounting pronouncements recently adopted

In December 2022, the FASB issued an update (“ASU 2022-06”) Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional guidance to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The objective of the guidance in Topic 848 is to provide temporary relief during the transition period. The Board included a sunset provision within Topic 848 based on expectations of when the London Interbank Offered Rate (LIBOR) would cease being published. At the time that Update 2020-04 was issued, the UK Financial Conduct Authority (FCA) had established its intent that it would no longer be necessary to persuade, or compel, banks to submit to LIBOR after December 31, 2021. As a result, the sunset provision was set for December 31, 2022 to 12 months after the expected cessation date of all currencies and tenors of LIBOR. The Company adopted this standard on January 1, 2022. There was no material impact to the Company’s financial position or results of operations upon adoption.

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

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which provides guidance on the acquirer’s accounting for acquired revenue contracts with customers in a business combination. The amendments require an acquirer to recognize and measures contract assets and contract liabilities acquired in a business combination at the acquisition date in accordance with ASC 606 as if it had originated the contracts. This guidance also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The new guidance is required to be applied prospectively to business combinations occurring on or after the date of adoption. This guidance is effective for the Group for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Group does not expect that the adoption of this guidance will have a material impact on our consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Group for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Group does not expect that the adoption of this guidance will have a material impact on our consolidated financial statements.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.Accounts Receivable, net

Accounts receivable, net, consisted of the following:

	As of December 31,
	2020	2021	2022
	US$	US$	US$
Accounts receivable	29,289,301	22,651,618	5,108,658
Allowance for doubtful accounts:
Balance at beginning of the year	(1,774,192)	(1,161,955)	(1,168,516)
Additions charged to bad debt expense	(359,252)	(34,005)	(91,369)
Write-off	964,474	28,367	1,101,163
Foreign exchange effect	7,015	(923)	(692)
Balance at end of the year	(1,161,955)	(1,168,516)	(159,414)
Accounts receivable, net	28,127,346	21,483,102	4,949,244

4.Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the followings:

	As of December 31,
	2021	2022
	US$	US$
Value added tax recoverable	5,294,393	2,478,357
Other receivables	2,790,875	1,729,071
Advance to suppliers	1,368,850	135,071
Others	1,410,162	101,171
Prepaid expenses and other current assets	10,864,280	4,443,670

5.Property and Equipment, net

Property and equipment, net, consisted of the followings:

	As of December 31,
	2021	2022
	US$	US$
Electronic equipment	13,572,581	11,869,445
Office equipment and furniture	325,449	288,278
Motor vehicles	242,605	229,065
Leasehold improvements	1,764,589	1,009,709
Total	15,905,224	13,396,497
Less: Accumulated depreciation	(12,817,015)	(12,483,864)
Property and equipment, net	3,088,209	912,633

For the years ended December 31, 2020, 2021 and 2022, depreciation expenses were US$3,639,269, US$3,619,036 and US$1,657,216, respectively.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.Intangible Assets, net

Intangible assets, net consist of the following:

	As of December 31,
	2021	2022
	US$	US$
Purchased software	591,920	548,921
Less: Accumulated amortization	(342,954)	(459,389)
Intangible Assets, net	248,966	89,532

Amortization expense of intangible assets for the years ended December 31, 2020, 2021 and 2022 amounted to US$130,004, US$153,085 and US$145,815, respectively. Estimated amortization expenses of the existing intangible assets for each of the five years ending December 31, 2027 and thereafter is US$77,378, US$12,154, nil, nil and nil respectively.

7.Long-term Investments

In April 2020, the Group partnered with an unrelated third party investor to form a privately-held investing company in limited partnership, of which the Group holds 4% equity interest. The business is to invest enterprises in high-tech industries. The Group measures its equity securities without a readily determinable fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. In December, the Group reclaimed US$0.01 million from this investment. No impairment was recognized for the year ended December 31,2022.

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

In January 2022, the Group acquired 17.6% equity interests in a privately-held company for cash consideration of US$0.06 million, which the Group plans to hold for long term investment purpose. The Group accounts for equity investment in entities with significant influence but does not own a majority equity interest or otherwise control under equity-method accounting. The Group records equity method adjustments in share of profits and losses and continually reviews equity method investments to determine whether a decline in fair value to below the carrying value is other-than-temporary. The Group recognized a share of loss in equity method investment of US$0.06 million for the year ended December 31,2022.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.Short-term Borrowings

In July 2016, the Group entered into a credit facility agreement with a commercial bank under which the Group can draw-down up to US$6.0 million by October, 2018. In June 2020, the Group renewed the bank credit facility under which the Group can borrow up to US$11.0 million collateralized by its accounts receivable by June 2021. The interest rate for this credit facility is the Loan Prime Rate (“LPR”) plus 1.30%. Cash amount of US$3.1 million has been deposited in the bank as guarantee as of December 31, 2020. In 2020, the Group has aggregately drawn down the credit facility of US$28.8 million and repaid US$24.1 million, and the weighted average interest rate for borrowings drawn under such credit facility was 5.15%.In June 2021, the Group renewed the bank credit facility under which the Group can borrow up to US$10.0 million collateralized by its accounts receivable by June 2022, which contains maximum quarterly net loss and maximum monthly debt ratio as financial covenants. The interest rate for this credit facility is the LPR plus 1.30%. No guarantee has been deposited in the bank as of December 31, 2021. In 2021, the Group has aggregately drawn down the credit facility of US$74.7 million and repaid US$79.8 million with the weighted average interest rate of 5.15%. In 2022, the Group repaid US$5.9 million with the weighted average interest rate of 5.15%. As of December 31, 2022, the Group has fully repaid the loan under this agreement.

In April 2022, the Group entered into a short-term interest-free loan agreement with a local Hi-tech industrial park, under which the Group received a total of US$5.5 million and fully repaid the amount by the end of June 2022.

In July 2021, the Group entered into a credit facility agreement with a commercial bank under which the Group can draw down up to US$1.6 million by July 2022, which contains maximum external investment and debt financing as financial covenants for its subsidiary. In December 2021, the Group entered into a loan agreement with another commercial bank under which the Group can draw down US$1.6 million once by December 31,2021, which contains minimum net income and minimum operating cash inflow for its subsidiary as financial covenants, and minimum annual active user for the Group as operating covenant. The interest rates for these two agreements are the LPR. The Group has drawn down US$1.6 million under each of the two agreements in December 2021 and fully repaid the amount by the end of December 2022.

In September 2022, the Group entered into a credit facility agreement with a commercial bank under which the Group can draw down up to US$0.9 million by February 2024. The interest rate for the agreement is the LPR minus 0.35%. In 2022, the Group has drawn down the credit facility of US$0.9 million and has made no repayment as of December 31,2022.

9.Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2021	2022
	US$	US$
Other tax payables (Note 1)	739,896	519,178
Accruals for user incentive programs	3,756,933	944,854
Accrued expenses (Note 2)	3,034,970	2,210,912
Accrued loss contingencies relating litigation and asserted claims	166,887	209,842
Others	364,289	372,768
Total	8,062,975	4,257,554

Note 1: Other tax payables mainly consisted of value-added tax payable of US$0.4 million and US$0.4 million as of December 31, 2021 and 2022, and other taxes such as individual income tax and stamp duty tax.

Note 2: Accrued expenses mainly consisted of accrued professional service fees and other miscellaneous expenses related to marketing and operation activities.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.Convertible notes and Standby Equity Distribution Agreement

January 2021 Note

On January 19, 2021, the Group issued a convertible note for a principle amount of US$10.0 million with a 3% discount, an annual interest rate of 5% and a maturity date of January 19, 2022, refer to as the “January 2021 Note”. The Group received a cash proceed of US$8.9 million from this issuance. The note is convertible into the Group’s shares at the option of the holders based on a conversion prices determined to be the lower of (1) US$0.084 per ordinary share, or (2) 88% of the lowest daily volume weighted average trading price (“VWAP”) of the Group’s ordinary shares during the ten consecutive trading days immediately preceding the conversion date or other date of determination.

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

March 2021 Note

On March 19, 2021, the Group issued a convertible note for a principle amount of US$20.0 million with a 2% discount, an annual interest of 5% per year, a floor price of US$0.015 per ordinary share and a fixed conversion price of US$0.1 per ordinary share, refer to as the “March 2021 Note”. The maturity date of the March 2021 Note is March 19, 2022. The Group received a cash proceed of US$18.2 million from this issuance.

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

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.Convertible notes and Standby Equity Distribution Agreement (Continued)

In accordance with ASC 815, the Group determined that the Monthly Redemption feature is an embedded financial instrument which requires bifurcation from the host debt instrument. The Group performs a valuation with the assistance of a third party appraiser to evaluate fair value of the embedded derivative associated with this note at the date of issuance and subsequently at each reporting date. Initially, the Group recorded a derivative liability of US$1,662,355 relating to the Monthly Redemption feature based on its fair value at the date of issuance. A portion of the note’s proceed is allocated to the derivative based on the fair value at the date of the issuance. The allocated fair value for the derivative is recorded as a debt discount from the face amount of the notes, which is then accredited to interest expense over the life of the related debt using the effective interest method. This derivative liability is revalued at each reporting date and immediately prior to conversion with changes in fair value recorded to fair value change at derivative liabilities in the statement of operations. As of December 31, 2021 and 2022, the fair value of the derivative liability is determined to be US$553,707 and nil, and the gain of US$1,108,648 and US$553,707 representing the change in fair value has been recorded in earnings for the year ended December 31, 2021 and 2022. Total discount of US$2 million and issuance costs of US$1.6 million relating to the March 2021 Notes are being amortized to interest expense using effective interest method.

On October 29, 2021, the Group agreed with the investor that the maturity date of the March 2021 Note was extended to August 31, 2022 from March 19, 2022. The redemption period was extended to August 2022 and the redemption amounts from September 2021 to August 2022 were amended as well. The fixed conversion price was changed from $0.1 per ordinary share to $0.06 per ordinary share, and the floor price was changed from $0.015 per ordinary shares to $0.01 per ordinary shares. The Group has evaluated the changes to the March 2021 Notes in accordance with ASC 470-50, Debt – Modifications and Extinguishments and determined the new terms of the notes are not substantially different from the original terms. Accordingly, these changes are accounted for as modification with an application of new effective interest rate on the March 2021 Notes starting in October 2021.

On January 10, February 28, and May 5, 2022, the Group entered into three letter agreements with the investor, pursuant to which the floor price was reduced to US$0.006, US$0.004 and US$0.002 per ordinary share, respectively. On May 11, 2022, the Group and investor modified the floor price to US$0.50 per ADS.

On July 8 and October 11, 2022, the Group agreed with the investor that the maturity date of the March 2021 Note was extended to March 1, 2023 from August 31, 2022 and further to April 1, 2023 from March 1, 2023. The redemption period was extended to April 1, 2023 and the redemption premium and redemption amounts were amended as well. The Group has evaluated the changes to the March 2021 Notes in accordance with ASC 470-50, Debt – Modifications and Extinguishments and determined the new terms of the notes are not substantially different from the original terms. Accordingly, these changes are accounted for as modification with an application of new effective interest rate on the March 2021 Notes starting in July 2022 and October 2022.

As of December 31, 2021, the Group redeemed the loan principle, redemption premium and unpaid interests total amounted to US$7.4 million through issuance of 347,620,500 ordinary shares with a weighted average conversion price of US$0.0214 per ordinary shares and US$4.2 million through cash payments. During the year ended December 31, 2022, the Group redeemed the loan principle, redemption premium and unpaid interests total amounted to US$8.8 million through issuance of 1,195,980,950 ordinary shares with a weighted average conversion price of US$ $0.0042 per ordinary shares and US$3.7 million through cash payments.

Standby Equity Distribution Agreement with YA II PN, Ltd.

On January 22, 2021, the Company entered into a standby equity distribution agreement (the “SEDA”) with this investor pursuant to which the Company has an option to sell up to US$20.0 million of its ADSs solely at the Company’s request any time during the 36 months following the date of the SEDA at a price determined to be at 90% of the market price, which is defined as the lowest daily VWAP of the Company’s ADSs during the five consecutive trading days commencing on the trading day following the date the Company submits an advance notice to this investor. The delisting from the principal market, which is the New York Stock Exchange, led to the factor that the Company was no longer able to sell the ADSs to the investor. There was no outstanding equity financing available as of December 31, 2022.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.Other Operating Income (Loss), net

	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$
Government subsidies	2,026,269	4,231,406	2,155,039
(Provision) reversal of contingent losses	(2,776,293)	254,833	66,994
Compensation payments	(1,587,473)	—	—
Gain on disposal of property and equipment	—	—	199,442
Others	62,990	(32,777)	20,084
Total	(2,274,507)	4,453,462	2,441,559

Other operating income, net for the year ended December 31, 2022, primarily consisted of government subsidies, gain on disposal of property and equipment and the reversals of accrued contingent losses for an intellectual property infringement lawsuit upon the settlement result in 2022.

12.Income Taxes Expenses

For the years ended December 31, 2020, 2021 and 2022, income tax expenses were US$7,087, US$51,970 and US$9,058, respectively.

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

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries and VIEs incorporated in the PRC are subject to statutory rate of 25% with the exception of Chu Le. Chu Le is a foreign-invested enterprise established in June, 2012 located in Shanghai, China. Chu Le obtained the High and New Technology Enterprise (“HNTE”) certificate in 2020, valid for a period of 3 years from 2020 to 2022. For the years ended December 31, 2021 and 2022, Chu Le was eligible for a preferential tax rate of 15%.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.Income Taxes Expenses (Continued)

(Loss) income before income taxes consists of:

	For the years ended December 31,
	2020	2021	2022
	US$	US$	US$
PRC	(21,862,391)	15,109,493	6,671,262
HK	(9,697,599)	8,228,582	3,227,007
US	(9,297,488)	(24,846,729)	(3,480,824)
Cayman	(6,502,164)	(12,251,655)	(5,831,156)
Total	(47,359,642)	(13,760,309)	586,289

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group has no deferred tax liabilities. The Group’s deferred tax assets were as follows:

	As of December 31,
	2020	2021	2022
	US$	US$	US$
Deferred tax assets:
Net operating loss carry-forward	22,456,244	30,042,281	24,035,082
Accrued expenses	1,082,761	331,770	745,627
Advertising fees	23,293,389	18,287,319	14,554,843
Deferred subsidies and revenue	507,414	—	3,139
Provision for doubtful accounts	204,936	197,592	351,434
Depreciation difference of property, plant and equipment	530,685	965,052	494,779
Impairment loss	82,505	161,993	145,900
Total deferred tax assets	48,157,934	49,986,007	40,330,804
Valuation allowance on deferred tax assets	(48,157,934)	(49,986,007)	(40,330,804)
Net deferred tax assets	—	—	—

As of December 31, 2022, the PRC companies had tax loss carry forwards amounted to US$44,522,234, of which US$741,592, US$2,796,457, US$1,165,853, US$9,963,598, US$14,804,100 and US$15,050,635 will expire in 2023, 2024, 2025,2026, 2027 and thereafter, respectively. As of December 31, 2022, the companies incorporated in Hong Kong and USA had tax loss carry forwards of US$28,479,048 and US$26,744,992, which can be offset taxable loss in the future without any time restriction.

The Group operates its business through its subsidiaries and VIEs. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2020, 2021 and 2022, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.Income Taxes Expenses (Continued)

The changes in valuation allowance are as follows:

	For the years ended December 31,
	2020	2021	2022
	US$	US$	US$
Balance at the beginning of the year	33,663,357	48,157,934	49,986,007
Movement	14,496,600	1,834,481	(6,287,720)
Tax loss carry forwards expired	(2,023)	(6,408)	(3,367,483)
Balance at the end of the year	48,157,934	49,986,007	40,330,804

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

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million, equivalent to US$ 15,685, is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to the calendar year of 2022, the Group is subject to examination of the PRC tax authorities.

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

Aggregate accumulated deficit of the Group’s subsidiaries and VIEs located in the PRC was approximately US$115,319,815, US$100,275,583 and US$93,610,221 as of December 31, 2020, 2021 and 2022, respectively. Aggregate accumulated deficit of the Group’s subsidiaries located in Hong Kong was approximately US$37,179,946, US$28,520,674 and US$23,511,725 as of December 31, 2020, 2021 and 2022, respectively. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Group as of December 31, 2020, 2021 and 2022.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.Income Taxes Expenses (Continued)

Reconciliations of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2020, 2021 and 2022 are as follows:

	For the years ended December 31,
	2020	2021	2022
Statutory income tax rate	25%	25%	25%
Valuation allowance	(25)%	(5)%	(370)%
Additional tax deduction	4%	11%	(236)%
Effect of different tax rate of subsidiary operation in other jurisdiction	(4)%	(9)%	111%
Non-Deductible expense	—	(22)%	471%
Effective tax rate	—	—	—

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.Ordinary Shares

During the year ended December 31, 2022, the Group issued 1,195,980,950 Class A ordinary shares with a weighted average conversion price of US$0.0042 per share upon conversion of March 2021 convertible notes.

Effective May 9, 2022, the Company changed the ratio of ADSs to its Class A ordinary shares (the “ADS Ratio”) from the current ADS Ratio of one (1) ADS to fifty (50) Class A ordinary shares to a new ADS Ratio of one (1) ADS to six hundred and fifty (650) Class A ordinary shares.

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

As of December 31, 2020, 135,205,591 treasury shares have been cancelled. As of December 31, 2021, 68,748,150 treasury shares have been reissued for the conversion of convertible notes and commitment fee for the issuance of convertible notes to the convertible note holders. No additional shares were repurchased during 2022.

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

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.Share-based Compensation (Continued)

Share Options (Continued)

The Group uses the binomial option pricing model and the following assumptions to estimate the fair value of the options at the date of granted.

	Year ended December 31
	2021	2022
Average risk-free rate of interest	1.47%	1.88%
Expected volatility	41.8%	41.6%
Dividend yield	0%	0%
Contractual term	10 years	10 years
Fair value of the underlying shares on the date of option grants	0.009-0.0508	0.0071

On November 6, 2018, the Board of Directors approved an option modification to reduce the exercise price of certain options granted to employees. All other terms of the share options granted remain unchanged. The modification resulted in incremental compensation cost of US$285,661, of which US$52,216, US$8,623 and nil was recorded during the years ended December 31, 2020, 2021 and 2022, respectively. Due to the termination of employment, the Group will not recognize the rest of unvested amount of the modified options.

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

A summary of the aggregate option activity and information regarding options outstanding as of December 31, 2022 is as follows:

			Weighted
		Weighted	average
		average	remaining	Aggregate	Weighted
	Number of	exercise	contractual	intrinsic	average grant
	options	price	term	value	date fair value
		US$		US$	US$
Outstanding on January 1, 2022	328,286,866	0.02	6.50	2,461,623	0.05
Granted	12,427,200	0.00			0.01
Forfeited	(72,568,950)	0.00			0.04
Exercised	(2,097,750)	0.00			0.10
Outstanding on December 31, 2022	266,047,366	0.03	4.93	9,554	0.04
Options exercisable on December 31, 2022	187,751,590	0.04	3.59	4,134	0.04
Vested or expected to vest as of December 31, 2022	266,047,366	0.03	4.93	9,554	0.04

The weighted average grant date fair values of options granted during the years ended December 31, 2021 and 2022 were US$0.03 and US$0.01, respectively.

For the year ended December 31, 2020, 16,397,050 of options were exercised with an aggregate intrinsic value of US$460,369. For the year ended December 31, 2021, 10,571,200 of options were exercised with an aggregate intrinsic value of US$66,014. For the year ended December 31, 2022, 2,097,750 of options were exercised with an aggregate intrinsic value of US$145.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.Share based Compensation (Continued)

Share Options (Continued)

For the years ended December 31, 2020, 2021 and 2022, excluding the incremental compensation cost resulted from the modification discussed above, the Group recognized share-based compensation expense of US$3,254,051, US$2,359,228 and US$1,354,233, respectively. As of December 31, 2022, there was US$2,436,451 in total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted-average period of 1.73 years.

Restricted Share Units

In 2020, 2021 and 2022, the Group granted to certain employees 1,578,500, nil and 5,714,200 Restricted Share Units (“RSUs”). The RSUs have a contractual term of ten years and vest 25% on each anniversary over four years from the grant date. The vesting of these RSUs is conditioned on continued employment. Compensation expense based on fair value is amortized over the requisite service period of award using the straight line vesting attribution method.

A summary of the RSUs activity for the year ended December 31, 2022 is as follows:

	Number of restricted	Weighted average grant date
	shares	fair value
		US$
Unvested restricted shares outstanding at January 1, 2022	23,653,423	0.21
Granted	5,714,200	0.01
Vested	(1,143,100)	0.12
Forfeited	(1,491,650)	0.17
Unvested restricted shares outstanding at December 31, 2022	26,732,873	0.17
Expected to vest at December 31, 2021	26,732,873	0.17

The share-based compensation expense related to RSUs of US$2,030,774, US$1,348,468 and US$466,395 were recognized by the Group for the years ended December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2022, there was US$141,016 unrecognized compensation costs, net of actual forfeitures, related to unvested restricted shares, which is expected to be recognized over a weighted-average period of 1.44 years.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.Net (loss) income per Ordinary Share

Net (loss) income per ordinary share was computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended December 31, 2020, 2021 and 2022:

	For the years ended
	December 31,
	2020	2021	2022
	US$	US$	US$
Numerator:
Net (loss) income —basic and diluted	(47,366,729)	(13,877,363)	515,014
Deemed dividend in relation to the convertible note	—	(1,368,866)	—
Net (loss) income attributable to ordinary shareholders	(47,366,729)	(15,246,229)	515,014
Shares (Denominator):
Weighted average number of ordinary shares outstanding
Basic	3,080,332,924	3,303,168,725	4,591,748,099
Diluted	3,080,332,924	3,303,168,725	4,592,307,849
Net (loss) income per share—basic and diluted
Basic	(0.02)	(0.005)	0.0001
Diluted	(0.02)	(0.005)	0.0001

As of December 31, 2020, 2021 and 2022, diluted net (loss) income per share does not include the following instruments as their inclusion would be antidilutive:

	For the years ended December 31,
	2020	2021	2022
Share options	290,614,107	328,286,866	266,047,366
Restricted shares units	37,740,804	23,653,423	26,173,123
Shares of convertible notes	—	182,060,731	30,113,147
Total	328,354,911	534,001,020	322,333,636

17.Commitments and contingencies

Commitments

The Group did not have other significant capital commitments or significant guarantees as of December 31, 2021 and 2022, respectively.

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

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Information about the Group’s non-current assets is presented based on the geographical location of the assets as follows:

	As of December 31,
	2021	2022
	US$	US$
PRC	4,877,143	2,122,560
USA	725,388	34,623
Total	5,602,531	2,157,183

19.Mainland China Contribution Plan

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan, pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were US$3,626,897, US$8,863,323 and US$3,251,420 for the years ended December 31, 2020, 2021 and 2022, respectively.

20.Restricted Net Assets

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Group’s PRC subsidiaries, affiliates and VIEs. As of December 31, 2022, the total of restricted net assets were US$90,992,700.

21.Subsequent Event

From January 1 to April 25, 2023, the Group redeemed the loan principle, redemption premium and unpaid interests of the March 2021 Note total amounted to US$1.8 million in the form of cash. The March 2021 Note has been fully redeemed as of the date of this annual report.

SCHEDULE I—ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

COOTEK (CAYMAN) INC.

CONDENSED BALANCE SHEETS

	As of December 31,
	2021	2022
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	442,771	629,925
Prepaid expenses and other current assets	463,093	3,362
Total current assets	905,864	633,287
Advances to subsidiaries and VIEs	10,559,139	26,525,876
TOTAL ASSETS	11,465,003	27,159,163
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses and other current liabilities	136,129	136,129
Convertible notes	9,175,892	1,754,656
Derivative liabilities	553,707	—
Accrued salary and benefits	—	421,975
Other current liabilities	478,683	448,816
Total current liabilities	10,344,411	2,761,576
Advances from subsidiaries and VIEs	6,797,406	23,094,839
Other non-current liabilities	323,305	171,912
TOTAL LIABILITIES	17,465,122	26,028,327
SHAREHOLDERS’ DEFICIT:
Ordinary shares	36,380	48,372
Additional paid-in capital	210,718,835	217,540,733
Accumulated deficit	(214,842,438)	(214,327,424)
Accumulated other comprehensive loss	(1,912,896)	(2,130,845)
Total shareholders’ (deficit) / equity	(6,000,119)	1,130,836
TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/ EQUITY	11,465,003	27,159,163

SCHEDULE I—ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

COOTEK (CAYMAN) INC.

CONDENSED STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2020	2021	2022
	US$	US$	US$
Net revenues	—	—	—
Cost of revenues	(276,085)	(304,356)	—
Gross loss	(276,085)	(304,356)	—
Operating expenses:
General and administrative expenses	(2,607,390)	(4,516,554)	(4,073,068)
Research and development expenses	(3,034,240)	(2,762,190)	(1,088,077)
Sales and marketing expenses	(212,381)	(103,324)	(50,198)
Other operating income, net	112,478	136,129	154,682
Total operating expenses	(5,741,533)	(7,245,939)	(5,056,661)
Loss from operations	(6,017,618)	(7,550,295)	(5,056,661)
Interest expenses, net	—	(5,527,327)	(1,337,031)
Fair value change of derivatives	—	1,108,648	553,707
Foreign exchange gains (income)	3	—	(4)
Loss before income taxes and equity in earnings of subsidiaries	(6,017,615)	(11,968,974)	(5,839,989)
Net loss before equity in earnings of subsidiaries	(6,017,615)	(11,968,974)	(5,839,989)
Equity in (loss) income of subsidiaries and share of (loss) income from VIEs	(41,349,114)	(1,908,389)	6,355,003
Net (loss) income attributed to CooTek (Cayman) Inc.	(47,366,729)	(13,877,363)	515,014

SCHEDULE I—ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

COOTEK (CAYMAN) INC.

CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2020	2021	2022
	US$	US$	US$
Operating activities:
Net loss	(47,366,729)	(13,877,363)	515,014
Equity in loss (income) of subsidiaries, VIEs and VIEs’ subsidiaries	41,349,114	1,908,389	(6,355,003)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation	5,337,041	3,716,319	1,820,628
Amortization of issuance cost and debt discounts related to convertible notes	—	5,647,339	1,337,671
Change in fair value of derivatives	—	(1,108,648)	(553,707)
Changes in assets and liabilities:
Accrued expenses and other current liabilities	(5,371)	288,562	(29,867)
Other receivables, deposits and other assets	21,858	(432,374)	459,731
Accrued salary and benefits	—	—	421,975
Other non-current liabilities	(112,489)	(159,769)	(151,393)
Net cash used in operating activities	(776,576)	(4,017,545)	(2,534,951)
Investing activities:
Advances to subsidiaries and VIEs	(16,000,000)	(37,795,461)	(9,783,250)
Repayment of advances to subsidiary	25,900,160	19,145,170	16,251,000
Net cash provided by (used in) investing activities	9,900,160	(18,650,291)	6,467,750
Financing activities:
Cash paid for deferred issuance costs	—	(159,624)	—
Cash paid to settle vested options and restricted shares	(823,226)	—	—
Proceeds from issuance of ordinary shares upon exercise of options	304,259	81,339	311
Proceeds from issuance of convertible notes net of issuance cost and debt discounts paid to Investors of US$2.7 million	—	27,175,000	—
Repayment of convertible notes	—	(4,181,918)	(3,745,956)
Proceeds from issuance of ordinary shares upon follow-on public offering	—	1,390,000	—
Payment of share repurchase	(9,480,179)	(1,322,195)	—
Net cash (used in) provided by financing activities	(9,999,146)	22,982,602	(3,745,645)
Net (decrease) increase in cash, cash equivalents and restricted cash	(875,562)	314,766	187,154
Cash, cash equivalents and restricted cash at beginning of year	1,003,567	128,005	442,771
Cash, cash equivalents and restricted cash at end of year	128,005	442,771	629,925

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

4.As of December 31, 2021 and 2022, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.