Form 20-F
period 2023-12-31
CooTek(Cayman)Inc.
filed 2024-04-30
CIK 1734262

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Karl Kan Zhang, Chairman of the Board of Directors, Chief Technology Officer and Acting Chief Financial Officer

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

As of December 31, 2023, there were 4,837,255,456 ordinary shares issued and outstanding, par value US$0.00001 per share, being the sum of 4,591,030,991 Class A ordinary shares and 246,224,465 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

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

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

●	“CooTek,” are to CooTek (Cayman) Inc., and “we,” “us,” “our company” or “our” are to CooTek (Cayman) Inc. and its subsidiaries, and in the context of describing the operations and consolidated financial information, the VIEs (as defined below) and the VIEs’ subsidiaries;
●	“China” or the “PRC” are to the People’s Republic of China;
●	“Class A ordinary shares” are to our Class A ordinary shares of par value US$0.00001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares of par value US$0.00001 per share;
●	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.00001 per share;
●	“ADSs” are to our American depositary shares, each of which represents 650 Class A ordinary shares; except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to the change in the number of ordinary shares represented by each ADS from 50 to 650 that became effective on May 9, 2022;
●	“ADRs” are to the American depositary receipts that evidence our ADSs;
●	“DAUs” are to the number of active users of our products during a given day. For each individual product, we treat each mobile device on which at least one of the following actions is taken during a given day as one active user for that day: (i) activating or launching such product, (ii) logging in with the user account for such product, or (iii) any other actions that result in a successful network access to our services through such product. The DAUs of multiple products during a given day is the sum of active users of each such product for that day;
●	“MAUs” are to the number of active users of our products during a given month. For each individual product, we treat each mobile device on which at least one of the following actions is taken during a given month as one active user for that month: (i) activating or launching such product, (ii) logging in with the user account for such product, or (iii) any other actions that result in a successful network access to our services through such product. The MAUs of multiple products during a given month is the sum of active users of each such product for that month;
●	“our portfolio products” are to pan-entertainment mobile applications, which include our mobile games and online literature products, and utility mobile applications, which include our internally developed utility applications to enhance mobile users’ functional experiences on smart phones;
●	“the VIEs” or “variable interest entities” are to Shanghai Chubao (CooTek) Information Technology Co., Ltd. and Molihong (Shenzhen) Internet Technology Co., Ltd., all of which are companies incorporated in mainland China in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP;
●	“RMB” and “Renminbi” are to the legal currency of mainland China; and
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

All discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.0999 to US$1.00, the exchange rate on December 29, 2023 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollars amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our mission and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the mobile internet industry and mobile advertising industry;
●	our expectations regarding demand for and market acceptance of our products and services;
●	competition in our industry;
●	government policies and regulations relating to our industry or any aspect of our operations and the implementation of a corporate structure involving the VIEs in China; and
●	other factors described under “Item 3. Key Information—D. Risk Factors.”

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

ITEM 3.KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs

CooTek (Cayman) Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our operations in China through (i) our PRC subsidiaries, and (ii) the VIEs with which we have maintained contractual arrangements and the VIEs’ subsidiaries. PRC laws and regulations restrict and impose conditions on foreign investment in the provision of internet information services. Accordingly, we operate these businesses in mainland China through the VIEs and the VIEs’ subsidiaries, and rely on contractual arrangements among our PRC subsidiary, the VIEs and their nominee shareholders to control the business operations of the VIEs. Revenues contributed by the VIEs accounted for 37%, 39% and 18% of our total revenues for the years ended December 31, 2021, 2022 and 2023, respectively. As used in this annual report, “CooTek,” are to CooTek (Cayman) Inc., and “we,” “us,” “our company” or “our” are to CooTek (Cayman) Inc. and its subsidiaries, and in the context of describing our operations and consolidated financial information, the VIEs and the VIEs’ subsidiaries, including Shanghai Chubao (Cootek) Information Technology Co., Ltd., or Shanghai Chubao, and Molihong (Shenzhen) Internet Technology Co., Ltd., or Molihong, in mainland China and their subsidiaries. Holders of our ADSs hold equity interest in CooTek (Cayman) Inc., our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIEs and their subsidiaries.

The following diagram illustrates our corporate structure, including our significant subsidiaries and other entities that are material to our business, as of the date of this annual report:

Notes:

(1)	Karl Kan Zhang, Susan Qiaoling Li, Michael Jialiang Wang, Jim Jian Wang and Haiyan Zhu are the beneficial owners of CooTek (Cayman) Inc., and each holds 25.0%, 21.94%, 21.94%, 13.12% and 18.0% of the equity interests in Shanghai Chubao, respectively. Karl Kan Zhang and Susan Qiaoling Li are our co-founders, directors and executive officers. Michael Jialiang Wang is our consultant and one of our directors. Jim Jian Wang is a former director of our company. Haiyan Zhu is one of our early investors.
(2)	Karl Kan Zhang and an employee of our company hold 99% and 1% of the equity interests in Molihong, respectively.

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

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. Our contractual arrangements with the VIEs have not been tested in court to date. Investors may never directly hold equity interests in the VIEs. If the PRC government determines that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in those industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. Our holding company, our PRC subsidiaries and the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries, the VIEs and the VIEs’ subsidiaries in China. Our operations in mainland China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, the VIEs and the VIEs’ subsidiaries have not obtained all the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the VIEs and the VIEs’ subsidiaries in mainland China, including, among others, the internet publication service license, publication codes, and internet audio-visual program transmission license. Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If we, our subsidiaries, the VIEs or the VIEs’ subsidiaries do not receive or maintain any necessary permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business is subject to complex and evolving laws, regulations and governmental policies in China and other countries and regions where we have business. Many of these laws, regulations and governmental policies are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, increased cost of operations, or declines in our growth or engagement, financial performance, or otherwise harm our business.”

Furthermore, in connection with our historical issuance of securities to foreign investors, as of the date of this annual report, we, our PRC subsidiaries and the VIEs, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cyber security review by the Cyberspace Administration of China, and (iii) have not received or were denied such requisite permissions by any PRC authority. As advised by our PRC legal counsel, JunHe LLP, under the currently effective PRC laws and regulations, we are not required to obtain any permission from or complete any filing with the CSRC or go through a cybersecurity review by the Cyberspace Administration of China for our historical issuance of securities to foreign investors.

However, the PRC government has promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, effective March 31, 2023. On May 26, 2023, the CSRC promulgated another supporting guideline, which came into effect on the same date. According to these measures, mainland China companies that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. An overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under these measures. Therefore, we will be required to file with the CSRC for our overseas listing or offering of equity and equity linked securities in the future within the applicable scope of these measures. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of, report and filings with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings and listings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

Each year, the PCAOB will determine whether it can inspect and investigate completely registered public accounting firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The prohibition of trading in the ADSs, or the threat of the trading being prohibited, may materially and adversely affect the value of your investment.”

Cash and Asset Flows through Our Organization

CooTek (Cayman) Inc. transfers cash to its wholly owned Hong Kong subsidiaries by making capital contributions or providing loans, and the Hong Kong subsidiaries transfer cash to the subsidiaries in mainland China by making capital contributions or providing loans to them. Because CooTek (Cayman) Inc. and Shanghai Chule control the VIEs through contractual arrangements, they are not able to make direct capital contribution to the VIEs and their subsidiaries. However, they may transfer cash to the VIEs by loans or by making payments to the VIEs for inter-group transactions.

We currently do not have cash management policies in place that dictate how funds are transferred between CooTek (Cayman) Inc., our subsidiaries, and the VIEs and the VIEs’ subsidiaries. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations.

Under the currently effective PRC laws and regulations, an offshore holding company may provide funding to its PRC subsidiaries mainly through capital contributions or loans, and to the VIEs and the VIEs’ subsidiaries only through loans. Capital contributions are subject to the requirement of making necessary filings in the foreign investment information reporting system and registration with the local counterpart of the State Administration for Market Regulation. Loans must be registered with the local counterpart of the State Administration of Foreign Exchange, or the SAFE.

CooTek (Cayman) Inc. provided an aggregate amount of US$37.8 million, US$9.8 million and US$4.8 million as loan or capital investments to our intermediate holding companies and subsidiaries, and received an aggregate repayment of US$19.1 million, US$16.3 million and US$6.6 million in the years ended December 31, 2021, 2022 and 2023, respectively. Under the contractual arrangements with the VIEs, the VIEs are entitled to receive loans from Shanghai Chule for the provisions of certain support services to Shanghai Chule. For the years ended December 31, 2021 and 2022, the VIEs received net proceeds from loans of US$41.9 million and US$11.4 million from the WFOE, respectively. For the year ended December 31, 2023, the VIEs made net repayment of loans of US$2.5 million to the WFOE. The VIEs earned various revenues from the WFOE and other company subsidiaries, including advertising revenue, reimbursement of expenses, etc.

For the years ended December 31, 2021, 2022 and 2023, no dividends or distributions were made to CooTek (Cayman) Inc. by our subsidiaries. Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs in which we have no legal ownership, totaling to US$91 million as of December 31, 2023. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

In the years ended December 31, 2021, 2022 and 2023, no assets other than cash were transferred through our organization.

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

Selected Condensed Consolidating Statements of Operations Data

	For the Year Ended December 31, 2023
				Consolidated
	CooTek	Other		Variable
	(Cayman)	Company		Interest		Consolidated
	Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total

	(in US$)
Third-party revenues	—	20,607,850	5,615,844	5,752,574	—	31,976,268
Inter-company revenues(1)	—	296,126	129,445	—	(425,571)	—
Other Inter-company services revenues	—	—	3,744,879	963,528	(4,708,407)	—
Total revenues	—	20,903,976	9,490,168	6,716,102	(5,133,978)	31,976,268
Third-party cost of revenues and operating expenses	(1,372,491)	(16,809,631)	(10,670,548)	(5,659,430)	—	(34,512,100)
Inter-company cost of revenues and operating expenses	—	—	—	(425,571)	425,571	—
Other inter-company service fee(2)	—	(3,744,879)	(963,528)	—	4,708,407	—
Total cost of revenues and operating expenses	(1,372,491)	(20,554,510)	(11,634,076)	(6,085,001)	5,133,978	(34,512,100)
(Loss) income from non-operations	(7,491)	(391,019)	393,356	(34,118)	—	(39,272)
(Loss) income before income taxes	(1,379,982)	(41,553)	(1,750,552)	596,983	—	(2,575,104)
Equity method loss	—	—	—	—	—	—
Equity in income from subsidiaries	(1,215,959)	(1,153,906)	—	—	2,369,865	—
Share of income from the VIEs	—	—	596,983	—	(596,983)	—
Income tax expense	—	(20,501)	(336)	—	—	(20,837)
Net income (loss)	(2,595,941)	(1,215,960)	(1,153,905)	596,983	1,772,882	(2,595,941)

Notes:

(1)	It represents the inter-company revenue that the WFOE earned from the VIEs based on the Exclusive Business Cooperation Agreement.
(2)	It represents the service fee that the WFOE charged the VIEs based on the Exclusive Business Cooperation Agreement.

	For the Year Ended December 31, 2022
				Consolidated
	CooTek	Other		Variable
	(Cayman)	Company		Interest		Consolidated
	Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total

	(in US$)
Third-party revenues	—	38,951,993	13,677,684	31,296,937	—	83,926,614
Inter-company revenues(1)	—	—	13,342,366	—	(13,342,366)	—
Other Inter-company services revenues	—	—	8,641,599	1,387,881	(10,029,480)	—
Total revenues	—	38,951,993	35,661,649	32,684,818	(23,371,846)	83,926,614
Third-party cost of revenues and operating expenses	(5,056,661)	(29,996,875)	(33,321,545)	(14,063,805)	—	(82,438,886)
Inter-company cost of revenues and operating expenses	—	—	—	(13,342,366)	13,342,366	—
Other inter-company service fee(2)	—	(9,674,545)	(354,935)	—	10,029,480	—
Total cost of revenues and operating expenses	(5,056,661)	(39,671,420)	(33,676,480)	(27,406,171)	23,371,846	(82,438,886)
(Loss) income from non-operations	(783,328)	(87,175)	33,864	(64,800)	—	(901,439)
(Loss) income before income taxes	(5,839,989)	(806,602)	2,019,033	5,213,847	—	586,289
Equity method loss	—	—	—	(62,217)	—	(62,217)
Equity in income from subsidiaries	6,355,003	7,166,502	—	—	(13,521,505)	—
Share of income from the VIEs	—	—	5,151,630	—	(5,151,630)	—
Income tax expense	—	(4,897)	(4,161)	—	—	(9,058)
Net income (loss)	515,014	6,355,003	7,166,502	5,151,630	(18,673,135)	515,014

Notes:

(1)	It represents the inter-company revenue that the WFOE earned from the VIEs based on the Exclusive Business Cooperation Agreement.
(2)	It represents the service fee that the WFOE charged the VIEs based on the Exclusive Business Cooperation Agreement.

	For the Year Ended December 31, 2021
				Consolidated
	CooTek	Other		Variable
	(Cayman)	Company		Interest		Consolidated
	Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total

	(in US$)
Third-party revenues	—	74,265,799	96,496,701	101,383,321	—	272,145,821
Inter-company revenues(1)	—	—	24,956,275	—	(24,956,275)	—
Other Inter-company services revenues	—	—	43,169,813	26,852,720	(70,022,533)	—
Total revenues	—	74,265,799	164,622,789	128,236,041	(94,978,808)	272,145,821
Third-party cost of revenues and operating expenses	(7,550,295)	(46,240,657)	(94,379,940)	(132,686,156)	—	(280,857,048)
Inter-company cost of revenues and operating expenses	—	(60,220,981)	(9,801,552)	—	70,022,533	—
Other inter-company service fee(2)	—	—	—	(24,956,275)	24,956,275	—
Total cost of revenues and operating expenses	(7,550,295)	(106,461,638)	(104,181,492)	(157,642,431)	94,978,808	(280,857,048)
(Loss) income from non-operations	(4,418,679)	(1,104,865)	801,293	(326,830)	—	(5,049,081)
(Loss) income before income taxes	(11,968,974)	(33,300,704)	61,242,590	(29,733,220)	—	(13,760,308)
Equity method loss	—	—	—	(65,084)	—	(65,084)
Equity in (loss) income from subsidiaries	(1,908,388)	31,444,286	—	—	(29,535,898)	—
Share of loss from the VIEs	—	—	(29,798,304)	—	29,798,304	—
Income tax expense	—	(51,970)	—	—	—	(51,970)
Net (loss) income	(13,877,362)	(1,908,388)	31,444,286	(29,798,304)	262,406	(13,877,362)

Notes:

(1)	It represents the inter-company revenue that the WFOE earned from the VIEs based on the Exclusive Business Cooperation Agreement.
(2)	It represents the service fee that the WFOE charged the VIEs based on the Exclusive Business Cooperation Agreement.

Selected Condensed Consolidating Balance Sheets Data

	As of December 31, 2023
	CooTek	Other		Variable
	(Cayman)	Company		Interest		Consolidated
	Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total

	(in US$)
Cash and cash equivalents	5,189	1,534,526	613,124	283,530	—	2,436,369
Restricted cash	—	40,202	—	—	—	40,202
Short-term investments	—	50,074	—	—	—	50,074
Accounts receivable, net	—	1,908,589	204,170	221,848	—	2,334,607
Prepaid expenses and other current assets	3,362	1,005,666	644,820	1,730,359	—	3,384,207
Property and equipment, net	—	—	82,310	8,191	—	90,501
Intangible assets, net	—	—	15,625	—	—	15,625
Long-term investments	—	—	258,038	—	—	258,038
Amount due from intercompany	—	—	94,200,587	884,783	(95,085,370)	—
Advances due from intercompany	798,364	—	—	—	(798,364)	—
Operating lease right-of-use assets	—	163,878	176,095	132,080	—	472,053
Other non-current assets	—	60,931	40,342	98,551	—	199,824
Total assets	806,915	4,763,866	96,235,111	3,359,342	(95,883,734)	9,281,500
Accounts payable	—	2,273,598	569,129	1,582,409	—	4,425,136
Short-term bank borrowings	—	—	705,945	—	—	705,945
Accrued salary and benefits	283,000	47,269	659,624	152,145	—	1,142,038
Accrued expenses and other liabilities	913,570	20,194	571,666	767,641	—	2,273,071
Convertible Debt	—	—	—	—	—	—
Deferred revenue	—	572,684	22,677	48,636	—	643,997
Operating lease liabilities, current	—	109,687	117,863	88,403	—	315,953
Amount due to intercompany	—	884,783	—	94,200,587	(95,085,370)	—
Advances due to intercompany	—	187,017,226	16,940,705	21,382,010	(225,339,941)	—
Deficit in subsidiaries/the VIEs(1)	—	—	93,526,650	—	(93,526,650)	—
Operating lease liabilities, non-current	—	57,287	61,557	46,171	—	165,015
Total liabilities	1,196,570	190,982,728	113,175,816	118,268,002	(413,951,961)	9,671,155
Total shareholders’ equity (deficit)	(389,655)	(186,218,862)	(16,940,705)	(114,908,660)	318,068,227	(389,655)
Total liabilities and shareholders’ equity (deficit)	806,915	4,763,866	96,235,111	3,359,342	(95,883,734)	9,281,500

Note:

(1)

Deficit in Subsidiaries/the VIEs represents the amounts of accumulated losses from subsidiaries/the VIEs that exceeding the investment’s carrying amounts and any additional financial support made in the form of intercompany loans and advances which are recorded as “Advances due from intercompany” in the Condensed Consolidating Statements of Balance Sheets.

	As of December 31, 2022
	CooTek	Other		Variable
	(Cayman)	Company		Interest		Consolidated
	Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total

	(in US$)
Cash and cash equivalents	629,925	2,929,014	4,078,226	2,087,760	—	9,724,925
Restricted cash	—	60,000	—	206	—	60,206
Short-term investments	—	50,059	—	—	—	50,059
Accounts receivable, net	—	2,816,303	1,101,279	1,031,662	—	4,949,244
Prepaid expenses and other current assets	3,362	1,410,232	1,150,349	1,879,727	—	4,443,670
Property and equipment, net	—	—	803,676	108,957	—	912,633
Intangible assets, net	—	—	89,532	—	—	89,532
Long-term investments	—	—	—	276,600	—	276,600
Amount due from intercompany	—	—	82,830,188	2,746,199	(85,576,387)	—
Advances due from intercompany	3,431,037	—	—	—	(3,431,037)	—
Operating lease right-of-use assets	—	286,866	283,336	212,517	—	782,719
Other non-current assets	—	36,571	37,848	21,280	—	95,699
Total assets	4,064,324	7,589,045	90,374,434	8,364,908	(89,007,424)	21,385,287
Accounts payable	—	3,115,284	1,755,306	3,300,720	—	8,171,310
Short-term bank borrowings	—	—	861,500	—	—	861,500
Accrued salary and benefits	421,975	306,201	2,404,510	874,763	—	4,007,449
Accrued expenses and other liabilities	756,857	117,401	1,239,697	2,353,038	—	4,466,993
Convertible Debt	1,754,656	—	—	—	—	1,754,656
Deferred revenue	—	47,603	23,061	104,711	—	175,375
Operating lease liabilities, current	—	130,155	113,077	84,814	—	328,046
Amount due to intercompany	—	1,217,042	1,529,162	82,830,188	(85,576,392)	—
Advances due to intercompany	—	177,460,496	33,285,891	39,626,931	(250,373,318)	—
Deficit in subsidiaries/the VIEs(1)	—	—	81,320,183	—	(81,320,183)	—
Operating lease liabilities, non-current	—	169,803	182,462	136,857	—	489,122
Total liabilities	2,933,488	182,563,985	122,714,849	129,312,022	(417,269,893)	20,254,451
Total shareholders’ equity (deficit)	1,130,836	(174,974,940)	(32,340,415)	(120,947,114)	328,262,469	1,130,836
Total liabilities and shareholders’ equity (deficit)	4,064,324	7,589,045	90,374,434	8,364,908	(89,007,424)	21,385,287

Note:

(1)

Deficit in Subsidiaries/the VIEs represents the amounts of accumulated losses from subsidiaries/the VIEs that exceeding the investment’s carrying amounts and any additional financial support made in the form of intercompany loans and advances which are recorded as “Advances due from intercompany” in the Condensed Consolidating Statements of Balance Sheets.

Selected Condensed Consolidating Cash Flows Data

	For the Year Ended December 31, 2023
				Consolidated
	CooTek	Other		Variable
	(Cayman)	Company		Interest		Consolidated
	Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total

	(in US$)
Proceeds of services charges from inter-companies(1)	—	346,376	3,817,984	147,665	(4,312,025)	—
Payments of services charges to inter-companies(1)	—	(3,494,124)	(147,665)	(670,236)	4,312,025	—
Net cash provided by (used in) transactions with third-parties	(605,882)	(759,437)	(2,727,283)	(2,468,077)	—	(6,560,679)
Net cash provided by (used in) operating activities	(605,882)	(3,907,185)	943,036	(2,990,648)	—	(6,560,679)
Loans to subsidiaries, primary beneficiary of the VIEs and the VIEs(2)	(4,819,580)	—	(2,514,928)	—	7,334,508	—
Repayments of loans to subsidiaries, primary beneficiary of the VIEs and the VIEs(2)	6,607,179	2,251,945	5,027,890	—	(13,887,014)	—
Other investing activities	—	14,314	672,083	273,659	—	960,056
Net cash provided by (used in) investing activities	1,787,599	2,266,259	3,185,045	273,659	(6,552,506)	960,056
Net proceeds of loans from subsidiaries, primary beneficiary of the VIEs and the VIEs(2)	—	(1,787,599)	(2,251,945)	(2,512,962)	6,552,506	—
Other financing activities	(1,806,453)	(573,483)	(142,057)	564,757	—	(1,957,236)
Net cash (used in) provided by financing activities	(1,806,453)	(2,361,082)	(2,394,002)	(1,948,205)	6,552,506	(1,957,236)

Notes:

(1)	It represents the elimination of payments and proceeds for the inter-company service charges at the consolidation level.
(2)	It represents the elimination of loans among CooTek (Cayman) Inc., other company subsidiaries, the primary beneficiary of the VIEs and its subsidiaries, and the VIEs.

	For the Year Ended December 31, 2022
				Consolidated
	CooTek	Other		Variable
	(Cayman)	Company		Interest		Consolidated
	Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total

	(in US$)
Proceeds of services charges from inter-companies(1)	—	6,309,952	26,143,705	574,964	(33,028,621)	—
Payments of services charges to inter-companies(1)	—	(14,820,354)	—	(18,208,267)	33,028,621	—
Net cash provided by (used in) transactions with third-parties	(2,534,951)	8,781,459	(9,155,046)	4,209,736	—	1,301,198
Net cash provided by (used in) operating activities	(2,534,951)	271,057	16,988,659	(13,423,567)	—	1,301,198
Loans to subsidiaries, primary beneficiary of the VIEs and the VIEs(2)	(9,783,250)	—	(15,879,997)	—	25,663,247	—
Repayments of loans to subsidiaries, primary beneficiary of the VIEs and the VIEs(2)	16,251,000	7,428,999	4,496,079	—	(28,176,078)	—
Other investing activities	—	(65,697)	544,159	43,397	—	521,859
Net cash provided by (used in) investing activities	6,467,750	7,363,302	(10,839,759)	43,397	(2,512,831)	521,859
Net proceeds of loans from subsidiaries, primary beneficiary of the VIEs and the VIEs(2)	—	(6,467,750)	(7,428,999)	11,383,918	2,512,831	—
Other financing activities	(3,745,645)	232	(2,923,487)	(4,947,117)	—	(11,616,017)
Net cash (used in) provided by financing activities	(3,745,645)	(6,467,518)	(10,352,486)	6,436,801	2,512,831	(11,616,017)

Notes:

(1)	It represents the elimination of payments and proceeds for the inter-company service charges at the consolidation level.
(2)	It represents the elimination of loans among CooTek (Cayman) Inc., other company subsidiaries, the primary beneficiary of the VIEs and its subsidiaries, and the VIEs.

	For the Year Ended December 31, 2021
					Consolidated
	CooTek	Other			Variable
	(Cayman)	Company			Interest			Consolidated
	Inc.	Subsidiaries	WFOE		Entities		Eliminations	Total

	(in US$)
Proceeds of services charges from inter-companies(1)	—	—	70,403,873		18,938,356		(89,342,229)	—
Payments of services charges to inter-companies(1)	—	(41,530,543)	(6,590,331)		(41,221,355)		89,342,229	—
Net cash provided by (used in) transactions with third-parties	(4,017,545)	86,298,562	(86,031,841)		(47,292,865)		—	(51,043,689)
Net cash (used in) provided by operating activities	(4,017,545)	44,768,019	(22,218,299)		(69,575,864)		—	(51,043,689)
Loans to subsidiaries, primary beneficiary of the VIEs and the VIEs(2)	(37,795,461)	(63,329,576)	(80,725,938)	(3)	—		181,850,975	—
Repayments of loans to subsidiaries, primary beneficiary of the VIEs and the VIEs(2)	19,145,170	—	38,814,579		—		(57,959,749)	—
Other investing activities	—	(2,800,711)	1,497,839		(475,661)		—	(1,778,533)
Net cash used in investing activities	(18,650,291)	(66,130,287)	(40,413,520)		(475,661)		123,891,226	(1,778,533)
Net proceeds of loans from subsidiaries, primary beneficiary of the VIEs and the VIEs(2)	—	18,650,291	63,329,576		41,911,359	(3)	(123,891,226)	—
Other financing activities	22,982,602	(18,847)	(6,836,652)		4,772,782		—	20,899,885
Net cash provided by (used in) financing activities	22,982,602	18,631,444	56,492,924		46,684,141		(123,891,226)	20,899,885

Notes:

(1)	It represents the elimination of payments and proceeds for the inter-company service charges at the consolidation level.
(2)	It represents the elimination of loans among CooTek (Cayman) Inc., other company subsidiaries, the primary beneficiary of the VIEs and its subsidiaries, and the VIEs.
(3)	The numbers represent the cash payments from the WFOE to the VIEs.

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

Risks Related to Our Business

●	If we fail to maintain or expand our active user base, our business, financial condition and operating results may be materially and adversely affected.
●	We generate a majority of our revenues from advertising. Our failure to attract or retain advertising customers, or a reduction in their spending with us, could seriously harm our business, operating results and growth prospects.
●	We depend on certain third-party advertising exchanges and agencies for a large portion of our mobile advertising revenues.
●	We rely on our business collaborations with third parties, including major digital distribution platforms, to maintain and expand our user base. Our failure to maintain good relationships with these business partners may materially and adversely affect our business and operating results.
●	We have been and may continue to be subject to notices or complaints alleging, among other things, our infringement of copyrights and delivery of illegal or inappropriate content through our products, which could lead to suspension or removal of such products from digital distribution platforms, a decrease of our user base, and a significantly adverse impact on our financial results and our reputation.
●	We are subject to a variety of laws and other obligations regarding cyber security and data protection in the PRC, and any failure to comply with applicable laws and obligations or exposure to government interference actions could have a material and adverse effect on our business, financial condition and operating results.
●	Our business is subject to complex and evolving laws, regulations and governmental policies in China and other countries and regions where we have business. Many of these laws, regulations and governmental policies are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, increased cost of operations, or declines in our growth or engagement, financial performance, or otherwise harm our business.
●	We had incurred declining revenue and negative working capital in the past, and we cannot assure you that we will sustain or improve profitability.

Risks Related to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct operations in China through (i) our PRC subsidiaries, and (ii) the VIEs with which we have maintained contractual arrangements and the VIEs’ subsidiaries. Holders of our ADSs hold equity interest in CooTek (Cayman) Inc., our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIEs or the VIEs’ subsidiaries. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs. Our holding company, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our Class A ordinary shares or our ADSs may decline significantly in value or become worthless.
●	We rely on contractual arrangements with the VIEs and their respective shareholders for our operations in mainland China, which may not be as effective in providing operational control as direct ownership.
●	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.
●	The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.

Risks Related to Doing Business in China

●	Regulatory developments in mainland China may subject us to additional regulatory review and disclosure requirement, expose us to government interference, or otherwise restrict our ability to offer securities and raise capitals outside mainland China, all of which could materially and adversely affect our business and cause the value of our ADSs to significantly decline or become worthless. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Regulatory developments in mainland China may subject us to additional regulatory review and disclosure requirement, expose us to government interference, or otherwise restrict our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business and the value of our securities.”
●	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”
●	The approval of, report and filings with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings and listings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process. For more details, see “Risk Factors—Risks Relating to Doing Business in China—The approval of, report and filings with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings and listings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process.”

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. For more details, see “Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.”
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The prohibition of trading in the ADSs, or the threat of the trading being prohibited, may materially and adversely affect the value of your investment. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The prohibition of trading in the ADSs, or the threat of the trading being prohibited, may materially and adversely affect the value of your investment.”

Risks Related to Our ADSs

●	The delisting of our ADSs from the NYSE may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.
●	The trading price of our ADSs has been and may continue to be volatile, which could result in substantial losses to investors.

Risks Related to Our Business

If we fail to maintain or expand our active user base, our business, financial condition and operating results may be materially and adversely affected.

The size of our active user base with our products are critical to our success. Our portfolio products had an average of 1.9 million DAUs in December 2023, which decreased from 6.3 million DAUs in December 2022. We suspended and terminated the operations of several non-performing and under-performing utility mobile apps and mobile games globally, which led to such decrease in DAUs. Our financial performance has been and will continue to be significantly affected by our ability to grow and engage our active user base. In addition, we may fail to maintain or increase our user base or our users’ engagement if, among other things:

●	we fail to innovate or develop new products and services that provide content relevant to and satisfactory experience to, or are favorably received by, our users;
●	we fail to respond to or adopt evolving technologies for product development on a timely and cost-effective basis;
●	we fail to successfully market and monetize our existing and new mobile applications throughout their life cycles;
●	we fail to develop products that are compatible with existing or new mobile devices, mobile operating systems or their respective upgrades;
●	we fail to maintain or improve our technology infrastructure and security measures designed to protect our users’ personal privacy and cyber security;
●	we lose users to competing products and services or due to concerns related to personal privacy and cyber security or other reasons;
●	we fail to successfully implement our strategies related to the continued expansion of our global user base; or

●	we are required by existing or new laws, regulations or government policies to implement changes to our products or services that are adverse to our business.

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

Mobile advertising services have been contributing a majority of our revenues, accounting for 98.2%, 91.2% and 71.4% of our revenues in 2021, 2022 and 2023, respectively. Therefore, any failure to continue generating substantial revenue through our mobile advertising services could materially harm our business.

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

We generate a large portion of our mobile advertising revenues from a limited number of third-party advertising exchanges and advertising agencies in 2023. Our top two advertising customers, which are advertising exchanges, accounted for approximately 26.6% of our total revenues in 2023. Our dependence on a limited number of advertising exchange customers increases their bargaining power and the need for us to maintain good relationships with them. The major advertising customers we work with typically offer standard terms and conditions that govern their contractual relationships with us. We have entered into distribution cooperation agreements with Chuan Shan Jia and AppLovin, leading advertising exchange platforms who are also our top advertising customers, for the cooperation in placing advertisements on our mobile apps. If any of these advertising customers we work with ceases to do business with us for any reason or alters its standard terms and conditions to our disadvantage, or if we fail to collect any significant amount of account receivables from these advertising customers timely, or at all, our business, financial conditions and operating results may be materially and adversely affected.

We rely on our business collaborations with third parties, including major digital distribution platforms, to maintain and expand our user base. Our failure to maintain good relationships with these business partners may materially and adversely affect our business and operating results.

We collaborate with various business partners to promote our products and enlarge our user base. We use third-party digital distribution platforms such as Apple App Store and Google Play, and various app stores operated by PRC mobile manufactures such as Oppo App Store, to distribute our mobile applications to users. We also advertise on third-party platforms, such as Douyin and AppLovin, to acquire users. The promotion and distribution of our mobile applications are subject to such digital distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these platforms. In addition, our applications may be suspended by or removed from such platforms as a result of allegations or claims by third parties regardless of their merits. For instance, in July 2019, some of our global apps were disabled by Google from Google Play Store and Google Admob, and our access to Google Play Store and Google Admob was disabled too. See “—We have been and may continue to be subject to notices or complaints alleging, among other things, our infringement of copyrights and delivery of illegal or inappropriate content through our products, which could lead to suspension or removal of such products from digital distribution platforms, a decrease of our user base, and a significantly adverse impact on our financial results and our reputation.”

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

We use third-party digital distribution platforms such as Apple App Store and Google Play, and various app stores operated by PRC mobile manufactures such as Oppo App Store, to distribute our mobile applications to users. In the ordinary course of our business, we and digital distribution platforms have received, and may from time to time in the future receive, notices or complaints from third parties alleging that certain of our products infringe copyrights, deliver illegal, fraudulent, pornographic, violent, bullying or other inappropriate content, or otherwise fail to comply with applicable policies, rules and regulations. Upon receipt of such notices or complaints, those digital distribution platforms may suspend or remove such products from such platforms. The processes for appealing such suspensions and removals with those platforms could be time-consuming, and we cannot guarantee that our appeals will always prevail or that any such suspended or removed application will be made available again. Such suspensions and removals of our products could lead to a decrease of our user base and, if they occur frequently and/or in a large scale, could significantly adversely affect our reputation, business operation and financial performance. In our operating history, some of our global apps were disabled by Google from the Google Play Store and Google Admob, and this suspension led to the decrease in our DAUs of our portfolio products and negatively impact on our net revenues. There can be no assurance that our products will not be disabled by digital distribution platforms in the future. In addition to third-party digital distribution platforms, other third-party platforms may also receive, from time to time, notices or complaints from third parties alleging that certain of our products infringe copyrights, deliver illegal, fraudulent, pornographic, violent, bullying or other inappropriate content, or otherwise fail to comply with applicable policies, rules and regulations, consequently those digital distribution platforms may suspend or remove such products from their platforms and those third-party platforms may terminate their collaboration with us.

We have international operations and plan to continue maintaining our global presence. We may face challenges and risks presented by our global operations, which may have a material and adverse impact on our business and operating results.

We are headquartered in mainland China and provide our products and services to a global user base. We intend to continue our international business operations and develop products for global users. The headquarters of our major advertising customers are located in China and the United States and therefore a majority of our mobile advertising revenues in 2021, 2022 and 2023 were derived from China and the United States.

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

We depend on our technological capabilities and infrastructure to analyze our users’ preferences and needs and to generate valuable user insights. Active users of our products generate a large amount of data across our applications and in a variety of use cases on a daily basis. The data generated by our users lays the foundation for us to build our user profiles. By analyzing such user data with our big data analytics and other technologies, we aim to understand our users’ interests and needs for content in order to develop products that deliver content catering to their interests and needs. Therefore, the effectiveness of our product development and monetization strategies is dependent on our ability to obtain and process data and to refine the algorithms used in processing such data. If we fail to maintain and expand the user base of our products to continually generate large amounts of user data, or if we fail to keep up with the rapid development and upgrade of big data analytics and other technologies on a timely and cost-effective basis, we may not be able to effectively grow and monetize our products, and our business and operating results may be materially and adversely affected.

We may not be able to grow our revenue or user base or to achieve the effectiveness of our monetization.

Over the past three years, we have experienced fluctuations in DAUs and MAUs of our portfolio products. During the same periods, our net revenues decreased from US$272.1 million in 2021 to US$83.9 million in 2022, and further to US$32.0 million in 2023. Our mobile advertising revenue decreased from US$267.3 million in 2021 to US$76.5 million in 2022, and further decreased to US$22.8 million in 2023. We may not be able to successfully grow our user base in future periods.

In addition, growing our revenue in the future depends on successfully building our portfolio products. We monetize our user base primarily through mobile advertising, which contributed a majority of our revenues in 2021, 2022 and 2023. Most of the mobile advertising revenues were generated from our portfolio products in 2023, in particular our online literature products and mobile games. If we are unable to build new products which are attractive to users, our ability to effectively monetize our advertising services and grow our revenues may be materially impacted.

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

Our success depends on our ability to maintain, grow and monetize our user base, which in turn depends on our ability to continually develop and commercialize new mobile applications, introduce new features or functions to our existing mobile applications and provide users with high-quality content and an enjoyable user experience. This is particularly important since the mobile internet industry is characterized by fast and frequent changes, including rapid technological evolution, shifting user demands, frequent introductions of new products and services, and constantly evolving industry standards, operating systems and practices. We have launched over 210 portfolio products as of December 31, 2023. In December 2023, the user base of our portfolio products reached an average of 1.9 million DAUs. We intend to continue implementation of our business plan to focus our resources on our more profitable business, including our internally developed casual games and online literature, in order to enlarge our active user base. Our ability to roll out new or enhanced products and services depends on a number of factors, including our timely and successful research and development efforts as well as correctly analyzing and predicting users’ interests and demands for content using our big data analytical capabilities. If we fail to correctly analyze and predict users’ interests and demands for content, fail to cater to the anticipated needs and preferences of users, or fail to provide a superior user experience, our existing and new mobile applications may suffer from reduced user traffic or be unsuccessful in the market and our user base may decrease, which in turn may impact our ability to earn advertising revenue. There can be no assurance that our new products and services will generate revenues or profits and we may not be able to recoup the investments and expenditures involved in such development. Our results may also experience significant fluctuations as we continue to invest in the development of new products and services.

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

We generate a considerable portion of our advertising revenues through in-app advertisements in our mobile games. Game is a highly competitive and dynamic industry, and our future success depends not only on the popularity of our existing mobile games but also, in a large part, on our ability to develop and introduce new games that are attractive to our customers. To achieve this, we need to anticipate and effectively adapt to rapidly changing user tastes and preferences and technological advances. The development of new games can be very difficult and requires high levels of innovation and significant investments. We will continue to focus on developing our own proprietary games. We may decide to cease to operate or develop any game that is no longer profitable. If our mobile games are not as attractive as users expect, we may lose our existing or fail to attract new users. As a result, our ability to increase our revenues from mobile games and our margins and prospects may be materially and adversely affected. We embarked on a number of new initiatives in 2023, including our emphasis on interactive story game series and other engaging art designs. Since these initiatives have been implemented for a limited period of time and are not yet at scale, it is difficult for us to evaluate the effect, if any, they will bring to our financial prospects. We cannot reasonably predict the future trends of our revenues from mobile games or our total revenues.

There is no assurance that any new game that we introduce from time to time, could become widely accepted by the users and the market. We may incur losses and experience net cash outflow from operating activities, decrease in cash and cash equivalents balance and net current liabilities if we fail to introduce popular games or products which gain substantial market acceptance. In addition, products offered by our competitors may take a larger share of the market than we anticipate, which could cause revenues generated by our mobile games to fall below expectations. Our competitors may develop more successful games, or offer similar games pursuant to payment models viewed as offering a better value than we do. Any such negative development may materially and adversely affect our business, financial condition and results of operations.

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

We had incurred declining revenue and negative working capital in the past, and we cannot assure you that we will sustain or improve profitability.

You should not rely on our revenues or gross profit from any previous period as an indication of our future revenues. Our revenues might decline, or the growth rate of our revenues may slow down for a number of reasons, including declined demand for our products and services, increasing competition, emergence of alternative business models, changes in regulations and government policies, changes in general economic conditions as well as other risks described in this annual report.

Our revenue declined from US$272.1 million in 2021 to US$83.9 million in 2022, and further to US$32.0 million in 2023. As of December 31, 2023, our current liabilities exceeded our current assets by US$1.2 million, compared to US$0.3 million as of December 31, 2022. We incurred a net loss of US$2.6 million and negative cash flows from operating activities of US$6.6 million in 2023, and recorded an accumulated deficit of US$216.9 million as of December 31, 2023. These adverse conditions indicate that there is substantial doubt about our ability to continue as a going concern.

Our ability to continue as a going concern is dependent on our ability to successfully execute our business plan including the implementation of a balanced development approach between growth and profitability and an effective financial management which can contribute to the optimization of the operating cost and expense structure. For a detailed discussion, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

We cannot assure you that we will be able to generate net income or positive cash flows from operations in the future. Our future revenue growth and profitability will depend on a variety of factors, many of which are beyond our control. These factors include market acceptance of our products, effectiveness of our monetization strategy, our ability to control cost and expenses and to manage our growth effectively, market competition, macroeconomic and regulatory environment. We also expect to continue to make investments in research and development, which will place significant demands on our management and our operational and financial resources. Expansion may increase the complexity of our business, and we may encounter various difficulties. We may fail to develop and improve our operational, financial and managerial controls, enhance our financial reporting systems and procedures, recruit, train and retain skilled professional personnel, or maintain customer satisfaction to effectively support and manage our growth. If we invest substantial time and resources to expand our operations but fail to manage the growth of our business and capitalize on our growth opportunities effectively, we may not be able to achieve profitability, and our business, financial condition, results of operations, liquidity and prospects would be materially and adversely affected.

Our consolidated financial statements for the year ended December 31, 2023 included in this annual report beginning on page F-1 have been prepared based on the assumption that we will continue on a going concern basis. The auditors of our consolidated financial statements for the year ended December 31, 2023 have included in their audit reports an explanatory paragraph relating to substantial doubt about our ability to continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

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

Popular and quality content is the core driver and foundation of our online literature products. The content costs have been material along with our efforts to enrich content of Fengdu Novel and Readict by signing more authors and to deepen the cooperation with more third party content providers globally. In 2021, 2022 and 2023, content costs constituted 42.9%, 31.9% and 27.9% of our total cost of revenues, respectively. We generally license the copyright of the content published on our Fengdu Novel on an exclusive basis with our signed authors, either at fixed prices or pursuant to revenue-sharing arrangements, under which the authors will receive royalties based on sales and other forms of monetization of their works. We also license the copyright of the content published on our platform generally on a non-exclusive basis with other authors, publishers or content providers. As the market further develops, the expectation of copyright owners for compensation may continue to rise, as such, they may demand higher licensing fees, and our content costs may increase as we enrich our content library.

Moreover, we rely primarily on our signed authors to create original literature works. We may not be able to attract or retain signed authors by offering more competitive and favorable terms than our competitors in online literature sector or higher licensing fees that our signed authors may request. In addition, even if our signed authors agree to create content exclusively for us for a certain period of time, we cannot control their productivity or the quality of their works produced within such term. Furthermore, any disputes or legal proceedings with our signed authors, especially the best-selling signed authors that create popular or high-quality literature works, may disrupt our business relationships with them. Therefore, we cannot assure you that we will retain sufficient online literature works with monetization value or control a broad range of copyrights for high quality literature works. If we fail to provide popular or quality literature on Fengdu Novel and Readict, we may fail to attract or retain active users and the monetization potential of this product could be materially and adversely affected. If we lack popular literature content that can be monetized or fail to acquire a broad range of copyrights of literature works for monetization, our business and operating results could be materially and adversely affected.

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

Furthermore, in transitioning into our focus on mobile games and online literature, we expect to incur higher development, operation and potential acquisition costs in order to keep pace with the new market and technology needs in this industry. As a result, our cost-control initiatives to increase efficiency of user retention and management and improve our operational performance may not prove to be effective in the short term and we may experience losses in connection with our business strategies.

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

Under the current PRC cyber security laws, personal information and important data collected and generated by a “critical information infrastructure operator” in the course of its operations in mainland China must be stored in mainland China, and if a “critical information infrastructure operator” purchases internet products and services that affects or may affect national security, it should be subject to cyber security review by the Cyberspace Administration of China. As advised by our PRC counsel, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. The current PRC cyber security laws have established more stringent requirements applicable to operators of computer networks, especially to operators of networks which involve critical information infrastructure. The current PRC cyber security laws also contain an overarching framework for regulating Internet security, protection of private and sensitive information, and safeguards for national cyberspace security and provisions for the continued government regulation of the Internet and content available in mainland China. Because of their exceptional breadth in scope, ambiguous requirements and broadly defined terminology, there is substantial uncertainty as to the potential impact of such laws on our operations in mainland China, particularly in relation to the safeguarding of user information.

On December 28, 2021, the Cyberspace Administration of China published the Measures for Cyber Security Review, effective on February 15, 2022, which provides that critical information infrastructure operators purchasing network products and services, and internet platform operators engaging in data processing activities that affect or may affect national security must apply with the Cyber Security Review Office for a cyber security review. However, the scope of operators of “critical information infrastructure” under the current regulatory regime remains unclear and is subject to the decisions of competent PRC regulatory authorities. The Measures for Cyber Security Review also required internet platform operators processing over one million users’ personal information, if seeking for listing abroad, to apply for a cyber security review with the Cyber Security Review Office. We cannot guarantee you that we will not be subject to cyber security review for our future capital raising activities, or that new rules or regulations promulgated in the future, if any, will not impose additional compliance requirements on us.

On November 14, 2021, the Cyberspace Administration of China published a discussion draft of the Administrative Measures for Internet Data Security, which provides that data processors conducting the following activities shall apply for cyber security review: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. There have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” The Cyberspace Administration of China has solicited comments on this draft until December 13, 2021, but there is no timetable as to when it will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation, including the standards for determining whether a listing in Hong Kong “affects or may affect national security.” The draft administrative measures, if enacted as proposed, may materially impact our capital raising activities. Any failure to obtain such approval or clearance from the regulatory authorities could materially constrain our liquidity and have a material adverse impact on our business operations and financial results, especially if we need additional capital or financing.

We cannot assure you that we will not be subject to PRC regulatory inspection and/or review relating to cyber security, especially when there remains significant uncertainty as to the scope and manner of the regulatory enforcement and/or the possible government interference that we may be exposed to. If we become subject to cyber security inspection and/or review by the Cyberspace Administration of China or other PRC authorities or are required by them to take any specific actions, it could cause suspension or termination of the future offering of our securities, disrupt our operations, result in negative publicity regarding our company, and divert our managerial and financial resources. We may also be subject to fines or other penalties, which could materially and adversely affect our business, financial condition and operating results. Furthermore, as the legal and regulatory framework for the protection of information in cyberspace in the PRC continues to evolve, we may be required to adjust our business practices or incur additional operating expenses, which may adversely affect our operating results and financial condition. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Personal Privacy and Data Protection.”

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

Many jurisdictions, including the United States, continue to consider the need for greater regulation or reform to the existing regulatory framework. In the U.S., all 50 states have now passed laws to regulate the actions that a business must take in the event of a data breach, such as prompt disclosure and notification to affected users and regulatory authorities. In addition to the data breach notification laws, some states have also enacted statutes and rules requiring businesses to reasonably protect certain types of personal information they hold or to otherwise comply with certain specified cyber security requirements for personal information. Additionally, the U.S. federal and state governments will likely continue to consider the need for greater regulation aimed at restricting certain uses of personal data for targeted advertising. California enacted the California Consumer Privacy Act, which creates individual privacy rights for consumers (as that word is broadly defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. This act, which went into effect on January 1, 2020, requires covered companies to provide disclosures to California consumers, and provides such consumers ways to opt-out of certain sales of personal information. This act provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. This act may increase our compliance costs and potential liability. Some observers have noted that this act could mark the beginning of a trend toward more stringent privacy legislation in the U.S., which could increase our potential liability and adversely affect our business.

In the European Union, the General Data Protection Regulation which came into effect on May 25, 2018, increased our burden of regulatory compliance and requires us to change certain of our privacy and cyber security practices in order to achieve compliance. The General Data Protection Regulation applies to any company established in the European Union as well as any company outside the European Union that processes personal data in connection with the offering of goods or services to individuals in the European Union or the monitoring of their behavior. The General Data Protection Regulation implements more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The General Data Protection Regulation further provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes to our operating model. Under the General Data Protection Regulation, fines of up to 20 million euros or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for noncompliance, which significantly increases our potential financial exposure for non-compliance. However, with limited precedence on the interpretation and application of the regulation and limited guidance from EU regulators, the application of the General Data Protection Regulation to the provision of internet services remains unsettled. The Company has adopted policies and procedures in compliance with the General Data Protection Regulation, however, such policies and procedures may need to be updated when additional information concerning the best practices is made available through guidance from regulators or published enforcement decisions.

Outside of the United States and the European Union, many jurisdictions have adopted or are adopting new data privacy and data protection laws that may impose further onerous compliance requirements, such as data localization, which prohibits companies from storing data relating to resident individuals in data centers outside the jurisdiction. The proliferation of such laws within jurisdictions and countries in which we operate may result in conflicting and contradictory requirements.

In order for us to maintain or become compliant with applicable laws as they come into effect, it may require substantial expenditures on resources to continually evaluate our policies and processes and adapt to new requirements that are or become applicable to us. Complying with any additional or new regulatory requirements on a jurisdiction-by-jurisdiction basis would impose significant burdens and costs on our operations or may require us to alter our business practices. While we strive to protect our users’ privacy and cyber security and to comply with material data protection laws and regulations applicable to us, it is possible that our practices are, and will continue to be, inconsistent with certain regulatory requirements. Our international business expansion could be adversely affected if these laws and regulations are interpreted or implemented in a manner that is inconsistent with our current business practices or that requires changes to these practices. In particular, the large amount of user data generated on and collected from our products has been, and will continue to be, critical for our business model, including to enable us to understand our users’ interests and demands for content, improve their user experience with our products and services and deliver targeted advertising. Therefore, if these laws and regulations materially limit our ability to collect and use our users’ data, our ability to continue our current operations without modification, develop new services or features of the products and expand our user base will be impaired. Any of our failure or perceived failure to comply with applicable data privacy laws and regulations, including in relation to the collection of necessary end-user consents and providing end-users with sufficient information with respect to our use of their personal data may result in fines and penalties imposed by regulators, governmental enforcement actions (including enforcement orders requiring us to cease collecting or processing data in a certain way), litigation and/or adverse publicity. Proceedings against us, regulatory, civil or otherwise, could force us to spend money and devote resources in the defense or settlement of, and remediation related to, such proceedings. Furthermore, any of the foregoing consequences could damage our reputation and discourage current and potential users from using our mobile applications. In addition, as users’ expectations and regulatory attitudes with respect to personal privacy and cyber security continue to evolve, future regulations on the extent to which personal information and user-generated data we are allowed to use or share with third parties may adversely affect our ability to leverage and derive economic value from the data that our users generate and share with us, which may limit our ability to carry out targeted advertising and thereby result in a decline in the mobile advertising revenues upon which our revenues are dependent.

If we fail to obtain or maintain the requisite licenses and approvals, or if we are required to apply for new licenses and approvals which are time-consuming or costly to obtain, our business and operating results may be materially and adversely affected.

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

The operations of our game mobile apps may require us to apply for additional license and permits. Under regulations issued by the State Administration of Press, Publication, Radio, Film and Television, the publication of each online game requires its approval. As of the date of this annual report, we have not obtained approvals from the State Administration of Press, Publication, Radio, Film and Television or its successor for all of the online games we operate in mainland China. After the re-organization of State Administration of Press, Publication, Radio, Film and Television, we shall apply with the National Administration of Press and Publication for the approvals for publishing our games. In the past years since April 2018, as the National Administration of Press and Publication at the national level has delayed and suspended its review and issuance of publication for online games from time to time, it is difficult to obtain game publication codes in a timely manner or at all. Any delay in game registration or obtaining game publication codes could negatively affect the operation results of our games. Pursuant to the Notice to Adjust the Scope of Online Culture Operation Permit Approval and to Further Regulate the Approval Work released in May 2019, the Ministry of Culture and Tourism no longer assumes the responsibility to regulate online game industry, and the provincial counterparts of the Ministry of Culture and Tourism would no longer grant Online Culture Operation Permit covering the business scope of using the information network to operate online games. However, the licenses granted by the Ministry of Culture and Tourism before this notice will remain valid until the expiration dates of these licenses. On December 22, 2023, the National Press and Publication Administration promulgated the draft Measures for the Administration of Online Games, which provide that the national publishing regulatory authority oversees online game publishing activities nationwide while local authorities at county level and above are responsible for supervision within their respective administrative regions. As of the date of this annual report, the draft has not been formally adopted. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Games.” If we are unable to obtain the online culture operating license, the internet publication service license and publication codes, our ability to introduce, launch, operate and promote new games or games may be adversely affected, and our financial condition and operating results could be adversely affected. In addition, we cannot assure you that we can obtain the approvals from the National Administration of Press and Publication or complete the filings with the governmental authorities for all games we operate in a timely manner or at all, which could adversely and materially impact our ability to introduce new games, the timetable to launch new games and our business growth. If any future regulations or restrictive rules in this regard are promulgated, we are not sure whether these rules or regulations would negatively impact our operations, including by increasing our compliance costs, implementing additional requirements to obtain licenses or permits, and negatively impacting our ability to launch and operate new games.

Moreover, the provisions of online games and online literature are deemed to be internet publication activities. According to the Administrative Measures for Internet Publication Services jointly issued by the State Administration of Press, Publication, Radio, Film and Television and the Ministry of Industry and Information Technology in 2016, we may be required to obtain an internet publication service license for the provisions of online games and online literature. According to the Notice on Administration of Mobile Game Publishing Services issued by the State Administration of Press, Publication, Radio, Film and Television in 2016, we may be required to obtain publishing and authorization codes for the online games. As of the date of this annual report, we have not obtained the internet publication service license or the publication codes for all of the online games we operate in mainland China. In the event of failure to obtain these licenses and approvals, an operator may face heavy penalties, such as being ordered by the regulatory authority to shut down services and delete all relevant internet publications. The regulatory authority may also confiscate all of such operator’s illegal income as well as major equipment and specialized tools used in illegal publishing activities. If the illegal income exceeds RMB10,000, such operator may face a fine of five to ten times of such illegal income; and if the illegal income is less than RMB10,000, such operator may face a fine of less than RMB50,000. Such operator may also bear civil liability if its operation has infringed on other persons’ legal rights and interests. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Publication Services.”

On October 25, 2019, the National Administration of Press and Publication issued the Notice on Preventing Minor’s Addiction to Online Games, which requires all online gamers to register accounts with their valid identity information and all game companies to stop providing game services to users who fail to do so. On October 17, 2020, the Standing Committee of the National People’s Congress issued the Law of the PRC on the Protection of Minors (2020 Revision), effective on June 1, 2021, and on October 16, 2023, the Standing Committee of the National People’s Congress issued the Regulations on the Protection of Minors in Cyberspace, effective on January 1, 2024. These laws and regulations require online games service providers to request minors to register and log into online games with their valid identity information. In addition, pursuant to the Notice of on Further Strengthening Regulation to Effectively Prevent Online Gaming Additions among Minors, which became effective on September 1, 2021, all online games are required to be connected to the online game anti-fatigue compliance system and a real-name registration system of the National Press and Publication Administration of China. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Anti-fatigue System, Real-name Registration System and Parental Guardianship Project.” We are compliant with the current real-name registration system requirements for all our mobile games with in-app purchase functions. However, we have yet achieved such compliance for our other mobile games. The PRC government may further tighten the real-name registration requirements or require us to implement a more thorough compulsory real-name registration system for all users on our platform in the future, in which case we will need to upgrade our system or purchase services from third-party service providers and incur additional costs in relation thereto. If we were required to implement a more rigid real-name registration system for users on our platform, potential users may be deterred from registering with our platform, which may in turn negatively affect the growth of our user base and business prospects.

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

We are subject to a variety of laws and regulations that involve matters important to or may otherwise impact our business, including, but not limited to, privacy and data protection, rights of publicity, content, intellectual property, advertising, marketing, distribution, cyber security, data retention and deletion, national security, electronic contracts and other communications, competition, consumer protection, telecommunications, taxation, and economic or other trade prohibitions or sanctions.

Because our products and services are used worldwide, one or more other jurisdictions may claim that we are required to comply with their laws based on the location of our offices and staff, commercial operations, equipment or our users. Foreign laws and regulations can impose different obligations or be more restrictive than those in the PRC. It may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations in certain circumstances.

PRC and foreign laws and regulations are constantly evolving and can be subject to significant change from time to time. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving mobile internet industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. New laws and regulations may require us to obtain new license and permits, or take certain actions that may adversely affect the industry that we operate in and our business operations. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. There can be no assurance that we will not be found in violation of any future laws and regulations or violation of any of the laws and regulations currently in effect due to changes in the authorities’ implementation or interpretation of such laws and regulations.

If we fail to timely address all the change in policy or to obtain and maintain approvals, licenses or permits required for our business, or to comply with laws and regulations, we could be subject to liabilities, fines, penalties and operational disruptions, or we could be required to modify our business model, which could materially and adversely affect our growth and financial performance, including, but not limited to, our profitability, the trading price of our listed securities and our valuation. See also “—Risks Relating to Our Business—If we fail to obtain or maintain the requisite licenses and approvals, or if we are required to apply for new licenses and approvals which are time-consuming or costly to obtain, our business and operating results may be materially and adversely affected.”

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

Our products and internal systems rely on numerous proprietary and licensed software that is highly technical and complex. In addition, our products and internal systems depend on the ability of certain software to encrypt, store, retrieve, process, and manage large amounts of data. The software on which we rely now or in the future may contain undetected errors, bugs, or vulnerabilities that may not be discovered until after the source code is released and examined. Errors, vulnerabilities, or other design defects within the software on which we rely may result in a negative experience for users of our products, delay product introductions or enhancements, compromise our ability to protect the data of our users and/or our intellectual property or lead to reductions in our ability to provide some or all of our services. In addition, any errors, bugs, vulnerabilities, or defects discovered in the software on which we rely, and any associated degradations or interruptions of service, could result in damage to our reputation, loss of users, loss of revenue, or liability for damages, any of which could materially and adversely affect our business and operating results.

The industry in which our business operates is highly competitive. If we fail to compete effectively, our business will suffer.

We face intense competition in every aspect of our business, including competition for users, usage time, advertising customers, technology, and highly skilled employees. Our portfolio products compete with applications of the same or a similar kind. Our Fengdu Novel competes with other leading free online literature applications in the Chinese market including Fanqie Novel and Qimao Novel. Our Readict competes with other online literature applications in the global market including Goodnovel and Dreame. Our mobile game products such as Hey Beauty and Merge Lover compete primarily with other mobile games developed by companies such as WebEye and Magic Tavern. In addition, we compete with all major internet companies for user attention and advertising spend.

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

Any significant decline in the overall popularity of the Android or iOS ecosystem or devices could materially and adversely affect the demand for, and revenues generated from, our mobile applications. There can be no assurance that these operating systems will grow in the future and at what growth rate. Any other operating system for mobile devices may replace the existing operating systems and decrease their popularity, especially considering the constantly evolving nature of the mobile internet industry. To the extent that our mobile applications continue to mainly support Android devices and iOS devices, our mobile business could be vulnerable to any decline in popularity of these devices and their operating systems. In addition, any changes, bugs, or technical issues in these operating systems may degrade our products’ functionality and limit our ability to deliver, target, or measure the effectiveness of ads, or to charge fees related to our delivery of ads, which may have an adverse impact on our business and operating results.

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

For instance, in December 2022, a third-party company in mainland China brought a lawsuit against Shanghai Dengyong Information Technology Co., Ltd., a subsidiary of one of the VIEs, in Shanghai Minhang District People’s Court for copyright infringement. The plaintiff alleged that a short drama adapted from an online novel provided by Fengdu Novel infringed its copyright, and claimed for stopping the infringement and compensation of RMB1,000,000. In October 2023, this third-party company brought another lawsuit against Shanghai Dengyong Information Technology Co., Ltd. and Molihong in Shanghai Minhang District People’s Court for copyright infringement. The plaintiff alleged that the online novel mentioned above infringed its copyright, and claimed for the cessation of the infringement and compensation totaling RMB500,000. As of the date of this annual report, no conclusive judicial decision has been made with respect to these lawsuits. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

The lengthy application procedures of software-related patents may lead to uncertainty on our intellectual property rights to our internally developed software because it increases the likelihood that there are pending patent applications whose priority dates pre-date the development of our own software that is identical or substantially similar to the software subject of the pending patent application. We have been subject to patent disputes, and expect that we may increasingly be subject to patent infringement claims as our products and monetization model expand in market share, scope and complexity. Claims have been threatened and brought against us for alleged copyright or trademark infringements based on the nature and content of information that we or third parties, including our users, generated and posted in our products. In addition, we may in the future be subject to actions alleging that certain content we have generated or third-party content that we have made available within our products and services violates the applicable laws in China or other jurisdictions.

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

We are building artificial intelligence, or AI, into many of our product offerings. We employ AI generated content tools that use machine learning algorithms to create content automatically in mobile game art design and creating novel outlines. We have also developed an AI and data-driven system to enable the authors on our online literature platform to produce more suitable content for our users and continually adapt to changing demand based on data feedback. As with many disruptive innovations, AI presents risks and challenges that could affect its adoption, and, therefore, our business. AI algorithms may be flawed. Datasets may be insufficient or contain biased information. Our or other parties’ inappropriate or controversial data practices could impair the acceptance of our AI solutions. The use of AI generated content tools may result in copyright and other legal issues and our AI generated content related offerings may not be able to compete against that of our competitors. These deficiencies could undermine the decisions, predictions, or analysis that AI applications produce, subjecting us to legal liability, and brand or reputational harm. In addition, some AI scenarios present ethical issues. If we offer AI related products that are controversial because of their impact on human rights, privacy, employment, or other social issues, we may experience reputational harm or be exposed to liability.

The regulatory and legal framework on generative AI is evolving rapidly and may not sufficiently cover all aspects of the research, development, and application of generative AI in mainland China. Before the year of 2022, the regulations related to generative AI were also provided in other regulations and rules of Internet information services dispersedly. However, PRC government authorities have gradually accelerated the pace of legislation for generative AI related technologies including algorithm recommendation and deep synthesis recently. Since the end of 2021, PRC government authorities released the Administration Provisions on Algorithmic Recommendation of Internet Information Services and the Administrative Provisions on Deep Synthesis of Internet Information Services successively. On July 10, 2023, the Cyberspace Administration of China published the Provisional Administrative Measures for Generative Artificial Intelligence Services, effective on August 15, 2023. These measures apply to the use of generative AI that is offered to the public within the territory of China. Providers of generative AI are required to adopt measures to filter any inappropriate content created by generative AI, optimize algorithms to prevent the generation of such content, apply to the Cyberspace Administration of China for a security assessment before offering any generative AI service to the public at large, and protect data submitted by end users. A provider of generative AI that violates the requirements under these measures will be penalized in accordance with regulations, or receive warnings, be ordered to take corrective actions, suspend services, or pay fines, or be held criminally liable. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Generative AI.” However, since these laws and regulations are still relatively new and significant uncertainties exist with respect to the interpretation and implementation of such laws and regulations, we cannot assure whether we will be able to comply with the requirements of such laws and regulations in a timely manner or at all. If we are unable to obtain the necessary approvals or if we have any dispute with any third party relating to intellectual property or data security, our business operation may be adversely affected.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in economic and political policies and the expected or perceived overall economic growth rate in China. In addition, advertising customers and their advertising and marketing budgets may be sensitive to changes in macroeconomic conditions. If macroeconomic conditions deteriorate, advertisers’ businesses may be directly hit, which may in turn lead to decreased advertising and marketing budgets. As a result, any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Political tensions between the United States and China have escalated due to, among other things, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC, and the executive orders issued by U.S. President in August 2020 and the new executive order issued by the U.S. President in June 2021 which sought or seek to prohibit certain transactions with, or equity investment in, certain Chinese companies and their respective subsidiaries. In addition, on December 31, 2020, the New York Stock Exchange commenced proceedings to delist securities of three major telecommunications service providers in China in light of an executive order prohibiting any transaction in publicly traded securities of certain China-based companies by any U.S. person. We have been closely monitoring policies in the United States designed to restrict certain Chinese companies from supplying or operating in the U.S. market. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the United States, tax policy related to international commerce, or other trade matters. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tensions, such changes could have an adverse effect on our business, financial condition and results of operations.

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

At various times during recent years, the United States and China have had significant disagreements over monetary, economic, political and social issues, and future relations between these two countries may deteriorate. Changes in political conditions and changes in the state of China-U.S. relations are difficult to predict and could adversely affect our business, results of operations and financial condition. In addition, because of our extensive operations in the Chinese market, any deterioration in political or trade relations might cause a public perception in the United States or elsewhere that might cause our products to become less attractive. We cannot predict what effect any changes in China-U.S. relations may have on our ability to access capital or effectively do business in China or the United States. Moreover, any political or trade controversies between the United States and China, whether or not directly related to our business, could cause investors to be unwilling to hold or buy our ADSs and consequently cause the trading price of our ADSs to decline.

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

Managing our growth requires allocation of valuable management time and resources, and significant expenditures. As part of our strategy, we intend to continue making investments to expand our user base, strengthen our research and development efforts, enhance our ability to deliver highly targeted content, and expand our product offering in the global market. To execute our business plan and growth strategy, we need to continually improve our operational and financial systems, procedures and controls, and hire, train, manage and maintain good relations with our employees. Continued growth could also strain our ability to maintain reliable service levels for our users, advertising customers and business partners. We have limited operational experience in managing the business at the current scale and we cannot assure you we will be able to successfully grow our user base in the future.

From time to time we may conduct strategic investments and acquisitions, which may require significant management attention, disrupt our business and adversely affect our financial conditions.

We may take advantage of opportunities to invest in or acquire additional businesses, services, assets or technologies. For example, we have invested several game studios in China and overseas during the past, including Smillage, a game studio that has created popular games such as Catwalk Beauty, Truth Runner and Love Fantasy. However, we may fail to select appropriate investment or acquisition targets, or we may not be able to negotiate optimal arrangements, including arrangements to finance any acquisitions. Acquisitions and the subsequent integration of new assets and businesses into our own could require significant management attention and could result in a diversion of resources away from our existing business. Investments and acquisitions could result in the use of substantial amounts of cash, increased leverage, potentially dilutive issuances of equity securities, goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential liabilities of the acquired business. In addition, the invested or acquired assets or businesses may not generate the financial results we expect. Moreover, the costs of identifying and consummating these transactions may be significant. In addition to obtaining the necessary corporate governance approvals, we may also need to obtain approvals and licenses from government authorities for the acquisitions and investments to comply with applicable laws and regulations, which could result in increased costs and delays.

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

We are subject to seasonality and other fluctuations in our business. Revenues from our mobile advertising services, which constituted a large majority of our revenues in 2023, are affected by seasonality in advertising spending in both international and China markets. We believe that such seasonality in advertising spending affects our quarterly results, partially resulting in the significant growth in our mobile advertising revenues between the first and the third quarters but a decline from the third quarter to the fourth quarter. Our operating results for one or more future quarters or years may fluctuate or fall below the expectations of securities analysts and investors. In such event, the trading price of the ADSs may fluctuate.

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

Almost all access to the internet in China is offered through China Mobile, China Unicom and China Telecom, which are under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. We rely on the internet infrastructure of China Mobile, China Unicom, and China Telecom to provide bandwidth and transmit data. Although the Chinese government has announced plans to develop China’s national information infrastructure, this infrastructure may not be developed in time or at all, and the existing internet infrastructure in China may not be able to support the continued growth of internet usage. In addition, it is unlikely that we will have access to alternative networks and services on a timely basis, if at all, in the event of any infrastructure disruption or failure.

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

We currently rely on AliCloud, Tencent Cloud and Huoshan Cloud for a majority of our computing, storage, bandwidth and other services both in and outside of China. Any transition of the cloud services to other cloud providers would be difficult to implement and will cause us to incur significant time and expense. Any significant disruption of or interference with our use of existing cloud service providers would negatively impact our operation and our business would be seriously harmed. If our users or partners are not able to access our mobile platform through AliCloud, Tencent Cloud and Huoshan Cloud or encounter difficulties in doing so, we may lose users, partners or revenues. The level of service provided by AliCloud and Tencent Cloud may also impact the usage of and our users’ and partners’ satisfaction with our mobile platform and could seriously harm our business and reputation. If AliCloud, Tencent Cloud and Huoshan Cloud experience interruptions in service regularly or for a prolonged basis, or other similar issues, our business would be seriously harmed. Hosting costs will also increase as our user base and user engagement grows and may seriously harm our business if we are unable to grow our revenues faster than the cost of utilizing the services of AliCloud, Tencent Cloud and Huoshan Cloud or similar service providers.

Users of our mobile applications may employ existing or new technologies to block advertisements we place, which may limit our ability to generate revenues from our advertising services.

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

Our business is exposed to the risk of click-through fraud on our mobile applications. Click-through fraud occurs when a person clicks an advertisement we display for a reason other than to view the underlying content of such advertisement. If we fail to detect significant fraudulent click-throughs or otherwise are unable to prevent significant fraudulent activity, the affected advertisers may experience a reduced return on their investment in our mobile advertising services and may lose confidence in the integrity of our systems. As a result, we may have to issue refunds to our advertisers and we may be unable to retain existing advertising customers and attract new advertising customers for our advertising services, and our mobile advertising revenues may decline. In addition, affected advertisers may commence legal action against us for claims related to click-through fraud. Any such claims or similar claims, regardless of their merit, could be time-consuming and costly for us to defend against and could also adversely affect our brand and operating results.

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

If we fail to maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023 in accordance with the standards established by the PCAOB. However, we and our independent registered public accounting firm identified one significant deficiency as of December 31, 2023. As defined in the standards established by the PCAOB, a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of financial reporting.

The significant deficiency that has been identified relates to our insufficient formal risk assessment process and monitoring activities. Following the identification of the material weakness and significant deficiency, we have taken measures and plan to continue to take measures to remediate these control deficiencies. See “Item 15. Controls and Procedures—(b) Management’s Annual Report on Internal Control Over Financial Reporting.” The significant deficiency, if not remediated timely, may lead to material misstatements in our consolidated financial statements.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC adopted rules pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. We ceased to be an “emerging growth company” as such term is defined under the JOBS Act since December 31, 2023. Once we cease to be a non-accelerated filer as such term is defined under Rule 12b-2 under the Exchange Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the requirements differently from us. We may be unable to timely complete our evaluation testing and any required remediation.

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

We may be implicated by the non-compliant or improper activities of our users, advertising customers and business partners. For example, we may be involved in litigation related to user-generated content uploaded to our mobile applications. See also “—We may be held liable for information or content displayed on, distributed by, retrieved from or linked to the mobile applications integrated into our products, which may adversely impact our brand image and materially and adversely affect our business and operating results.” Similarly, we may also be subject to disputes related to advertisements displayed on our mobile applications. Although we have adopted a comprehensive internal control and screening procedure over the content of advertisements, a third party may find advertisements displaying on our mobile applications improper or illegal, and may take actions against us over such advertisements. We incurred costs of US$1.7 million to compensate victims of the alleged illegal advertisements for our failure to supervise advertising contents displayed on our platform in compliance with PRC laws and regulations. Besides, we may be subject to disputes related to certain alleged illegal act of our customers, the advertising service fees paid by the customers to us in the course of normal advertising business may be deemed to involve illegal funds and be confiscated. A local authority had frozen our bank accounts with a total balance of US$21.7 million as of December 31, 2020 in connection with an investigation related to an alleged illegal act of certain customers in 2020, which were unfrozen in 2021.

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

Moreover, certain lessors have not provided us with valid ownership certificates or authorizations of sublease for our leased properties. Under PRC laws and regulations, if the lessors are unable to obtain certificate of title because such real estates were built illegally or failed to pass the inspection, such lease contracts may be recognized as void. In addition, if our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with owners or parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us.

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

There are currently limited options of insurance products available in China . Consistent with customary industry practice in China, our business insurance is limited and we do not carry business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to obtain or maintain such insurance. Any uninsured damage to our systems or disruption of our business operations could require us to incur substantial costs and divert our resources, which could have an adverse effect on our financial condition and results of operations.

We face risks related to natural disasters, health epidemics.

Our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting the PRC, and particularly Shanghai. Natural disasters may give rise to server interruptions, breakdowns, system failures, website or app failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware, as well as adversely affecting our ability to operate our website or apps and provide services. Our business could also be adversely affected if our employees are affected by health epidemics, such as new variants of COVID-19 or outbreaks of other diseases. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Our headquarters are located in Shanghai, where most of our directors and management and many of our employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Shanghai. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Shanghai, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

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

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet information services. Specifically, foreign ownership of an internet information services provider may not exceed 50%, with limited exemptions in sectors such as e-commerce. We are a company incorporated in the Cayman Islands and Shanghai Chule (CooTek) Information Technology Co., Ltd., which we refer to as Shanghai Chule or the WFOE, is our wholly owned PRC subsidiary and therefore is considered as a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in mainland China through the VIEs, based on a series of contractual arrangements by and among Shanghai Chule, the VIEs and their respective shareholders, and the VIEs’ subsidiaries. As a result of these contractual arrangements, we exert control over the VIEs and consolidate or combine their operating results in our financial statements under U.S. GAAP. The VIEs hold the licenses, approvals and certain key assets that are essential for our business operations. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

In the opinion of our PRC counsel, JunHe LLP, based on its understanding of the PRC laws and regulations, (i) the ownership structures of the VIEs in mainland China and the PRC subsidiary that have entered into contractual arrangements with the VIEs comply with all existing PRC laws and regulations; and (ii) the contractual arrangements among our PRC subsidiary, the VIEs and their respective shareholders are valid and binding under the existing PRC laws and regulations.

However, we are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries, and (ii) the VIEs with which we have maintained contractual arrangements and the VIEs’ subsidiaries. Investors in our ADSs thus are not purchasing equity interest in our PRC operating entities but in our Cayman Islands holding company. If the PRC government determines that contractual arrangements constituting part of the VIE structure do not comply with PRC regulatory restrictions on foreign investment in those industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs. We may not be able to repay our outstanding indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our PRC affiliated entities, which contributed to 35.6% of our net revenues in 2023. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainties about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

Our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any other new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs are found in violation of any PRC laws or regulations or if the contractual arrangements among Shanghai Chule, the VIEs and their respective shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, the governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

●	revoke our business and operating licenses;
●	levy fines on us;
●	confiscate any of our income that they deem to be obtained through illegal operations;
●	require us to discontinue or restrict operations;
●	restrict our right to collect revenues;

●	block our mobile applications;
●	require us to restructure the operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;
●	impose additional conditions or requirements with which we may not be able to comply; or
●	take other regulatory or enforcement actions against our company that could be harmful to our business.

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

In mainland China, a company chop or seal serves as the legal representation of the company towards third-parties even when unaccompanied by a signature. Each legally registered company in mainland China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiary, the VIEs are generally held securely by personnel we designate or approve in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.

The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of certain VIEs include Karl Kan Zhang, Susan Qiaoling Li, Michael Jialiang Wang, Jim Jian Wang and Haiyan Zhu. Karl Kan Zhang and Susan Qiaoling Li are our co-founders, directors and executive officers. Michael Jialiang Wang is our consultant and one of our directors. Jim Jian Wang is a former director of our company. Haiyan Zhu is one of our early investors.

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

The National People’s Congress approved the Foreign Investment Law on March 15, 2019, and the State Council approved the Regulation on Implementing the Foreign Investment Law on December 12, 2019, effective from January 1, 2020. The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 26, 2019, effective from January 1, 2020, to ensure fair and efficient implementation of the Foreign Investment Law. According to this judicial interpretation, courts in mainland China shall not, among other things, support contracted parties to claim foreign investment contracts in sectors not on the Special Administrative Measures (Negative List) for Access to Foreign Investment (2021 Revision) as void because the contracts have not been approved or registered by administrative authorities. The Foreign Investment Law grants national treatment to foreign invested enterprises, except for those operating in “restricted” or “prohibited” industries in the “negative list,” where if a foreign invested enterprise proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the foreign invested enterprise must go through a pre-approval process with the Ministry of Commerce. The internet content service, internet audio-visual program services and online culture activities that we conduct through the VIEs are subject to foreign investment restrictions set forth in this negative list. The Foreign Investment Law and the Regulation on Implementing the Foreign Investment Law embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

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

The regulatory developments in mainland China, in particular with respect to restrictions on China-based companies raising capital offshore, including through the variable interest entities structure, or the VIE structure, and the government-led cyber security reviews of certain companies with the VIE structure, may lead to additional regulatory review in mainland China over our financing and capital raising activities in the United States. In addition, we may become subject to industry-wide regulations that may be adopted by the PRC authorities, which may have the effect of limiting our product and service offerings, restricting the scope of our operations in mainland China, or causing the suspension or termination of our business operations in mainland China entirely, all of which will materially and adversely affect our business, financial condition and results of operations. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action we adopt can be completed in a timely, cost-efficient, or liability-free manner or at all.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security. Furthermore, on December 28, 2021, the Cyberspace Administration of China published the Measures for Cyber Security Review, effective from February 15, 2022, which provided that critical information infrastructure operators that procure internet products and services, and internet platform operators engaging in data processing activities, must be subject to the cyber security review if their activities affect or may affect national security. The measures further stipulate that internet platform operators holding over one million users’ personal information shall apply with the Cyber Security Review Office for a cyber security review before any public offering at a foreign stock exchange. On August 17, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, the administration departments of each critical industry and sector shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. On July 7, 2022, the Cyberspace Administration of China published the Measures for the Security Assessment of Cross-Border Data Transfer, which came into effect on September 1, 2022, and provided that certain types of data processors transferring important data or personal information collected and generated during operations within the territory of the PRC to an overseas recipient must apply for security assessment of cross-border data transfer.

As of the date of this annual report, no detailed rules or implementation has been issued by any administration departments and we have not been informed as a critical information infrastructure operator by any governmental authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. We cannot predict the impact of the measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process.

Furthermore, the Standing Committee of the National People’s Congress passed the PRC Personal Information Protection Law, effective from November 1, 2021, which required each general network operator to obtain a personal information protection certification issued by recognized institutions in accordance with the Cyberspace Administration of China regulation before such information can be transferred out of mainland China. PRC Personal Information Protection Law provides special rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. An information processor is allowed to process personal information only if it has a specific purpose and processing personal information is necessary for that purpose, and it has implemented strict measures to protect personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests. As uncertainties remain regarding the interpretation and implementation of the PRC Personal Information Protection Law, we cannot assure you that we will comply with the PRC Personal Information Protection Law in all respects and our current practice of collecting and processing sensitive personal information may be ordered to be rectified or terminated by regulatory authorities. We may also become subject to fines and other penalties which may have material adverse effect on our business, operations and financial condition.

It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If we are not able to comply with the cyber security and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the application stores, among other sanctions, which could materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any investigations on cyber security review made by the Cyberspace Administration of China on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to predict the outcome of a judicial or administrative proceeding. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements and the VIEs’ subsidiaries in mainland China. Our operations in mainland China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. The PRC government has promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers in recent years. Any such actions could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline, or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The approval of, report and filings with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings and listings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process.

Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, restrictions or limitations on our ability to pay dividends outside of mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

The PRC government authorities have promulgated certain regulations and rules to exert more oversight and control over securities offerings and other capital markets activities that are or have been conducted overseas and foreign investment in China-based companies like us.

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC issued Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies and five supporting guidelines, with effect from March 31, 2023. According to these measures, mainland China companies that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. An overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under these measures. An overseas listed company is also required to report material events to the CSRC within three working days after the occurrence and announcement of certain events, including, among other things, the change of control, investigation or penalties imposed by relevant authorities, the conversion of listing status or the transfer of listing board. Failure to comply with the filing requirements under these measures may result in warnings, forced corrections and fines. The responsible persons, controlling shareholder(s) and actual controller(s) may face a warning and fines. These measures have no retroactive effect and thus are not applicable to our listing and offering prior to the promulgation. We cannot assure you that we would be able to complete such filing or procedure for our future offering or listing, if any, and fully comply with these measures on a timely basis, if at all. For details, please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to M&A and Overseas Listing.”

If we fail to file with the CSRC in a timely manner or at all, for any future listing or offering (including, among others, follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities) pursuant to these measures due to our contractual arrangements, our ability to raise or utilize funds could be materially and adversely affected, and we may even need to unwind our contractual arrangements or restructure our business operations to rectify the failure to complete the filings. There remain substantial uncertainties as to the interpretation, application, and enforcement of these measures and how they will affect our operations and our future financing.

On February 24, 2023, the CSRC and the other authorities issued the Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Companies, with effect from March 31, 2023. A domestic company shall first obtain approval from competent authorities and file with the secrecy administrative department at the same level, if it plans to, either directly or through its overseas listed entity, publicly disclose or provide any documents and materials that contain state secrets or working secrets of government agencies. Any domestic enterprises must seek the consent of the CSRC or administrative authorities before cooperating with overseas securities regulators or securities authorities in inspections or investigations, or providing documents and materials for such cooperation.

On December 27, 2021, the National Development and Reform Commission and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), which became effective on January 1, 2022. Pursuant to these measures, if a PRC company engaging in the prohibited business stipulated in this negative list seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, according to the further explanation of the National Development and Reform Commission, the foreign investors of the direct overseas offering and listing company shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors. There remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. We may be required to obtain regulatory approvals from the Cyberspace Administration of China or complete filing procedures with CSRC or any other PRC governmental authorities for our future offshore offerings and listings. We cannot assure you that we will be able to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our future offshore offerings or listings, or a rescission of any such approval or filing we obtained, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our future offshore offerings and listings. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our future offshore offerings and listings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our future offshore offerings and listings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

Content posted or displayed on our platform may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.

The PRC government has adopted regulations governing internet and wireless access and the distribution of information over the internet and wireless telecommunication networks. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet or wireless networks content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, internet content providers are also prohibited from displaying content that may be deemed by government authorities as “socially destabilizing” or leaking “state secrets” of the PRC. Failure to comply with these requirements may result in the revocation of licenses to provide internet content or other licenses, the closure of the concerned platforms and reputational harm. The operator may also be held liable for any censored information displayed on or linked to their platform. For a detailed discussion, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Cyber Security.”

We operate a number of portfolio products in China, including Fengdu Novel. We have implemented procedures to monitor the content displayed on our products in order to comply with laws and regulations. However, it may not be possible to determine in all cases the types of content that could result in our liability as a distributor of such content and, if any of the content posted or displayed on our products is deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

We may also be subject to potential liability for any unlawful actions by our users on our products. It may be difficult to determine the type of content or actions that may result in liability to us and, if we are found to be liable, we may be prevented from operating our business in China. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content being made available by an increasing number of users of our platform, which may adversely affect our results of operations. Although we have adopted internal procedures to monitor content and to remove offending content once we become aware of any potential or alleged violation, we may not be able to identify all the content that may violate laws and regulations or third-party intellectual property rights. Even if we manage to identify and remove offensive content, we may still be held liable. For example, on September 19, 2022, a local branch of the Ministry of Culture and Tourism imposed a fine of RMB10,000 on Shanghai Dengyong Information Technology Co., Ltd. for providing online publication to the public without any internet publication service license on Fengdu Novel. We cannot assure you that our business and operations will be immune from government actions or sanctions in the future. To the extent that PRC regulatory authorities find any content displayed on our platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform in the form of take-down orders or otherwise. In addition, these laws and regulations are subject to interpretation by the authorities, and it may not be possible to determine in all cases the types of content that could result in our liability as a platform operator.

Advertisements shown on our platform may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. Advertisements shall not hinder public order, violate social morality or contain illegal contents, including, but not limited to, obscenity, pornography, gambling, superstition, terror and violence contents. Otherwise, the administration of market regulation may (i) order to stop publishing of the advertisement and; (ii) confiscate the advertising fees; (iii) impose a penalty ranging from RMB200,000 to RMB1,000,000; or (iv) in serious cases, cancel the business license and cancel the registration certificate for publishing advertisements. In addition, where a special government review is required for specific types of advertisements prior to internet posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving our serious violations, PRC governmental authorities may force us to terminate our advertising operations.

While we have made significant efforts to ensure that the advertisements shown on our platform are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements or offers is true and accurate as required by the advertising laws and regulations or otherwise in full compliance with applicable PRC laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may negatively affect our business, financial condition, and results of operations and prospects. Although the advertisements displayed on our platform may not directly contain sensitive or illegal contents, including, but not limited to, gambling and pyramid selling, the advertisers may use inducing words to indirectly attract advertisement viewers to participate in gambling, pyramid selling, or other illegal activities. If we receive a complaint that any superficially compliant advertisement is linked to one or more webpages that feature non-compliant advertising content, we will remove the related advertisement. Although our agreements with the advertising agencies provide that the advertisements provided by the advertisers shall comply with the requirements of laws and regulations, we cannot control or supervise advertising contents and the linked webpages all the time. Therefore, we cannot guarantee you that all of the advertisements displayed on our platform will comply with laws and regulations.

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

The laws and regulations of advertising are relatively new and evolving and there is substantial uncertainty as to the interpretation of “false advertisement” by the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce). If any of the advertisements that we publish is deemed to be a “false advertisement” by the State Administration for Market Regulation or its local branch, we could be subject to various penalties, such as discontinuation of publishing this advertisement, imposition of fines and obligations to eliminate any adverse effects incurred by such false advertisement, revocation of our business license and other approvals, rejection of our other advertisement examination application, or even criminal liabilities under circumstances of serious violations. For detailed descriptions, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Advertising Services.” We have received and may continue to receive administrative penalties from local branch of the State Administration for Market Regulation for illegal or inappropriate content and false advertisements placed on our mobile apps. Any resulting penalties may disrupt our business and materially adversely affect our results of operations and financial conditions.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, which became effective in January 2008 and most recently amended in December 2018, an enterprise established outside mainland China with “de facto management bodies” within mainland China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in mainland China. In 2011, the State Administration of Taxation issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), as amended in 2018, to provide more guidance on the implementation of the notice. The administrative measures clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.

According to this notice, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered as a PRC tax resident enterprise by virtue of having its “de facto management body” in mainland China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in mainland China; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in mainland China; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in mainland China; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in mainland China. These administrative measures specify that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise.

Although this notice and these administrative measures only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the State Administration of Taxation’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

In addition, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions in January 2014 to provide more guidance on the implementation of the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies. This bulletin further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered. From the year in which the entity is determined to be a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the enterprise income tax law and its implementing rules.

Although our offshore holding entity is not controlled by PRC enterprises or a PRC enterprise group, our revenues are primarily generated from business operations conducted in PRC, and we cannot rule out the possibility that the PRC tax authorities determine that we or any of our non-PRC subsidiaries is a PRC resident enterprise for PRC enterprise income tax purposes, which could subject our company or any of our non-PRC subsidiaries to PRC tax at a rate of 25% on its worldwide income, which could materially reduce our net income. In addition, we may also be subject to PRC enterprise income tax reporting obligations.

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

There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC Enterprise Income Tax Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside mainland China, will be subject to a withholding tax rate of 10.0%. Pursuant to a special arrangement between Hong Kong and mainland China, such rate may be reduced to 5.0% if a Hong Kong resident enterprise owns more than 25.0% of the equity interest in the PRC company. Our current PRC subsidiary is wholly owned by our Hong Kong subsidiary, CooTek Hong Kong Limited. Accordingly, this Hong Kong subsidiary may qualify for a 5.0% tax rate in respect of distributions from its PRC subsidiary. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties in 2009, most recently amended on February 3, 2018, and effective from April 1, 2018, which sets forth several non-rebuttable presumptions to be a “beneficial owner,” and certain detailed factors in determining the “beneficial owner” status.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to Administrative Measures on Entitlement of Non-residents to Treatment under Tax Treaties, which provide that non-resident enterprises are not required to obtain pre-approval from the tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by internal assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our PRC subsidiary.

We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors.

In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, as amended in 2017. Pursuant to this bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to this bulletin, “PRC taxable assets” include assets attributed to an establishment in mainland China, immovable properties located in mainland China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the offshore enterprise derives from PRC taxable assets; whether the assets of the offshore enterprise mainly consist of direct or indirect investment in mainland China or if its income mainly derives from mainland China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in mainland China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor is required to declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. This bulletin does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There is uncertainty as to the application of this bulletin. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under this bulletin. In 2014, we repurchased certain number of ordinary shares in CooTek (Cayman) Inc. from an existing shareholder for the consideration of US$9.3 million. The existing shareholder undertook to make the necessary tax filings in relation to this repurchase by herself and to indemnify us against any losses arising from the failure to make such tax filings. However, we cannot assure you that, if the existing shareholder fails to make necessary tax filings, the tax authority would not require us to make such tax filings and even subject us to fines. As of the date of this annual report, we have neither received any notice of warning nor been subject to any penalties or other disciplinary action from the government authorities regarding such tax filing. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under this bulletin. As a result, we may be required to expend valuable resources to comply with this bulletin or to request the transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars.

Mainland China’s M&A rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress in August 2007 and last amended on June 24, 2022, and the Provisions of the State Council on the Thresholds for Declaring Concentration of Business Operators, promulgated by the State Council on August 3, 2008 and last amended on January 22, 2024 require that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., (i) during the previous fiscal year, the total global turnover of all undertakings participating in the concentration exceeded RMB12 billion, and at least two of these undertakings each had a turnover of more than RMB800 million within China; or (ii) during the previous fiscal year, the total turnover within China of all the undertakings participating in the concentration exceeded RMB4 billion, and at least two of these undertakings each had a turnover of more than RMB800 million within China) must be cleared by the Ministry of Commerce before they can be completed. In addition, in February 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, in August 2011, the Ministry of Commerce promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors to implement this notice. Under this notice, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, the Ministry of Commerce will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If the Ministry of Commerce decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the notice led by the National Development and Reform Commission and the Ministry of Commerce under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the internet information services, online games, online audio-visual program services and related businesses requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to the Ministry of Commerce review. In addition, on December 19, 2020, the National Development and Reform Commission and the Ministry of Commerce promulgated the Measures for Security Review of Foreign Investment, which took effect on January 18, 2021. Under these measures, investment in certain key areas which results in acquiring the actual control of the assets is required to obtain approval from designated governmental authorities in advance.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the Ministry of Commerce or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in mainland China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

In July 2014, the SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015, by the SAFE, as amended in 2019, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

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

Karl Kan Zhang, Susan Qiaoling Li, Michael Jialiang Wang, Jim Jian Wang and Haiyan Zhu, who directly or indirectly hold shares in CooTek (Cayman) Inc. and who are PRC residents, have completed the SAFE registration in connection with our financings and have committed to update their registration filings with SAFE when any changes should be registered under SAFE Circular 37. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or our failure to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies. Under these notices and other rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted stock options are subject to these regulations. We have completed such SAFE registrations for our PRC stock option holder employees in March 2019. However, we cannot assure you that we will be able to complete the registration for new employees who participate in such stock incentive plan in the future in a timely manner or at all. Failure of our PRC stock option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us, or otherwise materially adversely affect our business.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our overseas offerings to make loans to our PRC subsidiary and the VIEs, or to make additional capital contributions to our PRC subsidiary.

We are an offshore holding company conducting our operations in China through our PRC subsidiary and the VIEs and the VIEs’ subsidiaries. We may make loans to our PRC subsidiary and the VIEs, or we may make additional capital contributions to our PRC subsidiary, or we may establish new PRC subsidiary and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in mainland China in an offshore transaction.

Most of these ways are subject to PRC regulations and approvals. For example, loans we make to our wholly owned PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiary by means of capital contributions, these capital contributions are subject to the requirement of making necessary filings with the Ministry of Commerce and registration with other governmental authorities in mainland China. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to the VIEs, which are PRC domestic companies. Further, we are not likely to finance the activities of the VIEs by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet information services, online games, online audio-visual program services and related businesses.

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, effective in June 2015, according to which the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although this notice allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within mainland China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, effective in June 2016, which changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. These notices may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our overseas offerings, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in mainland China. On October 23, 2019, SAFE issued Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, which allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in mainland China; provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with PRC laws. The interpretation and implementation of this notice are subject to uncertainties.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans we make to our PRC subsidiary or with respect to future capital contributions we make to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollars in the future. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future.

A certain percentage of our costs, expenses and revenues are denominated in RMB. Any significant depreciation of the RMB may materially adversely affect the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we received from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollars would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollars against the RMB would have an adverse effect on the U.S. dollars amount available to us.

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

We conduct our operations in China through (i) our PRC subsidiaries, and (ii) the VIEs with which we have maintained contractual arrangements and the VIEs’ subsidiaries. Our operations in mainland China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our ADSs. Also, the PRC government has promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our ADSs to significantly decline or become worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline, or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

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

On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

Each year, the PCAOB will determine whether it can inspect and investigate completely registered public accounting firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

It may be challenging for overseas regulators to conduct investigations or collect evidence within mainland China.

Pursuing shareholder claims or regulatory investigations in mainland China involves uncertainties and may be challenging as a matter of law or practicality. For example, in mainland China, there are uncertainties regarding providing information needed for regulatory investigations or litigations initiated by regulators outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism and involves uncertainty. The PRC government authorities have strengthened the supervision of cross-border information provision. For example, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation, evidence collection and other activities within the PRC territory. Furthermore, pursuant to the Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Companies, which became effective on March 31, 2023, if any overseas securities regulators and competent overseas authorities requests to investigate, including to collect evidence for investigation purpose, or inspects a PRC domestic company that has been listed or offered securities in an overseas market or securities companies and securities service providers that undertake securities business for such PRC domestic companies, such investigation and inspection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC and competent authorities will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. Any domestic enterprises, securities companies and securities service agencies must seek the consent of the CSRC or administrative authorities before cooperating with overseas securities regulators or securities authorities in inspections or investigations, or providing documents and materials for such cooperation. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to M&A and Overseas Listing.” While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China may further increase the uncertainties you face in protecting your interests. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with PRC market regulation administrative authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit a formal application, which will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract that we did not approve or seeking to gain control of one of our subsidiaries or our affiliated entities or their subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations, and we may not be able to recover our loss due to such misuse or misappropriation if the third party relies on the apparent authority of such employees and acts in good faith.

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

For the period from January 1, 2022 to May 19, 2022, the date when the trading in our ADSs was suspended, the closing trading prices of our ADSs ranged from US$0.88 to US$7.41 per ADS, including retrospective adjustments for the change in the number of ordinary shares represented by each ADS that became effective on May 9, 2022. In 2023, the closing trading prices of our ADSs quoted from the OTC marked ranged from US$0.0012 to US$0.49 per ADS.

The trading price of our ADSs has been and may continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other mobile internet companies based in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, cash flow and data related to our operating metrics;
●	our or our competitors’ announcements of new investments, acquisitions, strategic partnerships or joint ventures;
●	our or our competitors’ announcements of new product and service offerings and expansions;

●	changes in financial estimates by securities analysts;
●	financial projections that we may provide and changes to these projections;
●	detrimental adverse publicity about us, our products and services or our industry;
●	announcements of new regulations, rules or policies that apply to our business;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	sales of additional ADSs in the public market or other equity-linked securities, or the perception of these events;
●	convertible arbitrage strategy employed by certain investors in our outstanding convertible notes, including related short selling of our ADSs; and
●	potential litigation or regulatory investigations.

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

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

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

We may be the subject of unfavorable allegations made by short sellers in the future. Any such allegations may be followed by periods of instability in the market price of our common shares and ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and the value of any investment in our ADSs could be greatly reduced or rendered worthless.

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

As of March 31, 2024, our chairman of the board of directors, chief technology officer and acting chief financial officer, Karl Kan Zhang, beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constituted approximately 5.1% of our total issued and outstanding share capital and 57.3% of the aggregate voting power of our total issued and outstanding share capital as of March 31, 2024, due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

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

Pursuant to our seventh amended and restated memorandum and articles of association, our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend either out of profits or share premium account; provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, we received from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ADSs.

Under the PRC Enterprise Income Tax Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between the PRC and your jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of ADSs or ordinary shares by such non-PRC resident enterprise investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC, unless a tax treaty or similar arrangement provides otherwise. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of ADSs or ordinary shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and similar arrangements and PRC laws. Although substantially all of our daily operations are in China, it is unclear whether dividends we pay with respect to our ADSs, or the gain realized from the transfer of our ADSs, would be treated as income derived from sources within the PRC and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. If PRC income tax were imposed on gains realized through the transfer of our ADSs or on dividends paid to our non-PRC resident investors, the value of your investment in our ADSs may be materially and adversely affected. Furthermore, our ADS holders whose jurisdictions of residence have tax treaties or similar arrangements with China may not qualify for benefits under such tax treaties or arrangements.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

A non-U.S. corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Although the law in this regard is not entirely clear, we treat the VIEs as being owned by us for United States federal income tax purposes because, in accordance with contractual arrangements, we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we have a “controlling financial interest” in the VIEs (as defined in FASB ASC 810), and we are considered the primary beneficiary of the VIEs for accounting purposes. We therefore consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIEs for United States federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIEs for United States federal income tax purposes, we do not believe that we were a PFIC for our taxable year ended December 31, 2023, and we do not presently expect to be a PFIC for the current taxable year. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets and the value of our assets.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary duties owed to us by our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties owed to us by our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

On July 14, 2006, the Supreme People’s Court of China and the Government of the Hong Kong Special Administrative Region signed an Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters, which came into effect on August 1, 2008. Under this arrangement, where any designated mainland China court or any designated Hong Kong court has made an enforceable final judgment requiring payment of money in a civil or commercial case pursuant to a “choice of court” agreement in writing, any party concerned may apply to the mainland China court or Hong Kong court for recognition and enforcement of the judgment.

On January 18, 2019, the Supreme Court of the People’s Republic of China and the Department of Justice under the Government of the Hong Kong Special Administrative Region signed the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region, which became effective on January 29, 2024. This arrangement seeks to establish a mechanism for judgment recognition and enforcement with greater clarity and certainty in a wider range of civil and commercial matters between the mainland China and Hong Kong Special Administrative Region. Under this arrangement, a “choice of court” agreement in writing is no longer required for bilateral judgment recognition and enforcement. This arrangement will allow a broader range of civil and commercial judgments of the mainland China courts to be enforced in Hong Kong. However, since uncertainties exist with respect to the interpretation and implementation of this arrangement, there exist uncertainties about the outcomes and effectiveness of enforcement or recognition of judgments under this arrangement.

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

Furthermore, as CooTek is not currently listed on any stock exchange, CooTek is not subject to any listing rules or listing standards. To the extent that CooTek continues to follow the NYSE corporate governance listing standards that were previously applicable to it, CooTek may stop following any or all of those listing standards at any time at the discretion of its board of directors or management, as the case may be. In May 2023, CooTek’s independent directors resigned from the board and CooTek’s board resolved to dissolve the audit committee, the compensation committee and the nominating and corporate governance committee. CooTek’s board has been assuming the functions and responsibilities of these committees since May 2023 and there are no independent directors on CooTek’s board as of the date of this annual report. As two out of four directors on CooTek’s board are executive officers, including Karl Kan Zhang and Susan Qiaoling Li, the lack of independent directors on CooTek’s board could create a potential conflict of interest in that the directors have the authority to determine issues concerning audit, management compensation, and director nominations that may conflict with the interest of the shareholders of CooTek. As a result, CooTek’s corporate governance practices may afford shareholders less protection than they would otherwise enjoy as shareholders of companies incorporated in Delaware or other states in the United States or under the corporate governance listing standards of the NYSE, the Nasdaq Stock Market or other stock exchanges.

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

ITEM 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

We commenced our mobile internet business and launched our first mobile application, TouchPal Smart Input, in 2008. We initially conducted our business through Shanghai Hanxiang (CooTek) Information Technology Co., Ltd., a PRC domestic company. The business of Shanghai Hanxiang (CooTek) Information Technology Co., Ltd. was migrated into other entities in our company, and it has gradually ceased its business operations since 2012.

In March 2012, we incorporated CooTek (Cayman) Inc., or CooTek Cayman, as our offshore holding company in order to facilitate foreign investment in our company. We established CooTek Hong Kong Limited as our intermediate holding company, which in turn established a wholly owned PRC subsidiary, Shanghai Chule (CooTek) Information Technology Co., Ltd., or Shanghai Chule or the WFOE, in June 2012.

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

In 2017, we formed Molihong (Shenzhen) Internet Technology Co., Ltd., or Molihong, in China to operate certain of our portfolio products.

In January 2018, we formed Nova (Cayman) Inc., former known as TouchPal (Cayman) Inc., as our intermediate holding company.

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

In June 2019, we formed Smillage, Inc. to operate mobile games in overseas markets.

In July 2019, we formed VitalTek, Inc. to operate online literature products in overseas markets.

In July 2020, Techdelic Investment Co., Limited was established for the operations of online literature products and mobile games in overseas markets.

In October 2020, we formed Shanghai Qianqi Technology Co., Ltd to operate mobile games in China market.

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engaged in mobile internet and mobile advertising businesses, our WFOE also entered into a series of contractual arrangements with Shanghai Chubao and Molihong, and their respective shareholders. We collectively refer to these domestic entities as the VIEs in this annual report. For more details and risks related to our variable interest entity structure, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.” As a result of our direct ownership in our WFOE and the variable interest entity contractual arrangements, we are regarded as the primary beneficiary of the VIEs. We treat them as the consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

Our principal executive offices are located at 11F, T2, No.16, Lane 399, Xinlong Road, Minhang District, Shanghai, 201101, People’s Republic of China. Our telephone number at this address is +86 21 6485-6352. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. You can also find information on our website at ir.cootek.com.

B.Business Overview

We are a mobile internet company with a global vision. Our mission is to empower everyone to enjoy content relevant to people seamlessly. We have developed and brought to market pan-entertainment mobile applications, focusing on two categories: online literature and mobile games. Sophisticated big data analytics and data-driven user insights are the backbone of our business, enabling us to release appealing products that capture mobile internet users’ ever-evolving content needs and attract targeted users. Our portfolio products of mobile applications serve a global user base comprised of an average of 1.9 million DAUs in December 2023.

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

With the popularity of mobile phones and the improvement of mobile operating system in recent years, users’ attention has shifted from the basic functions of the mobile phones to the consumption of productivity or entertainment contents. Since 2019, we have invested in the development of pan-entertainment mobile applications. As of December 31, 2023, we have launched over 180 online literature applications and mobile games, the advertising revenue from which contributed 95.9% of our total advertising revenue in 2023, as compared to 25.3% in 2019.

Our Products

Pan-entertainment Mobile Applications

Following our user-centric and data-driven approach, we have developed and brought to market the following pan-entertainment mobile applications focusing on two categories: mobile games and online literature.

Mobile games

We launched our first internally developed mobile game in the third quarter of 2019, and thereafter introduced a series of internally developed casual games, including dress-up games such as Catwalk Beauty, which ranked No.1 in the United States and other 57 countries and regions on App Store and Google Play game category as of May 2021, and interactive story game series such as Love Fantasy and Hey Beauty. Love Fantasy ranked No. 2 on the US iOS Games in December 2021.

We have rich experience in the development of casual games. Through the innovative combination of diversified casual games and the synergy with our online literature, we launched “Interactive Story+” series of games in 2021, which allows players to enjoy the thrill of casual games and also engages them in interactive plots.

We operate our mobile games in China and overseas markets, including various English, Spanish and Portuguese speaking countries and regions. Advertising revenues from mobile games in the overseas market contributed 14.6%, 43.1% and 37.9% of our total advertising revenues in 2021, 2022 and 2023, respectively.

Online literature

We launched Fengdu Novel in China in 2019 and Readict in the overseas market in 2020.

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

We launched Fengdu Literature Platform to develop our original content ecosystem at the end of 2019. Fengdu Literature Platform has accumulated approximately 5,100 signed authors and 7,000 original contract books as of December 31, 2023. Fengdu Literature Platform is deemed as diverse in category, covering 14 major categories of male and female preferred content including genres of romance, fantasy, science fiction, history and others. More than 50% of content focus on gender specialized stories in urban context and ancient romance.

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

Our advertisers are from a broad range of industries, including healthcare, e-commerce, online games, merchant services and business services. Most of our advertisers are represented by third-party advertising exchanges and agencies. Our top two advertising customers, which are advertising exchanges, in aggregate accounted for approximately 26.6% of our total revenues in 2023. We have entered into standard forms of agreements with our major advertising customers. We have entered into distribution cooperation agreements with Chuan Shan Jia and AppLovin, leading advertising exchange platforms who are also our top advertising customers for the cooperation in placing advertisements on our mobile apps. Our business depends on our relationships with these large advertising exchanges and agencies. For more details, see “Item 3. Key Information—D. Risk Factors—We depend on certain third-party advertising exchanges and agencies for a large portion of our mobile advertising revenues.”

We are exploring methods to diversify our monetization. In addition to in-app advertising, we allow users to make in-app purchases to unlock special features or tools in our mobile games and extra content in our online literature products. Our in-app purchase revenues increased from US$2.8 million in 2021 to US$4.1 million in 2022, and further to US$6.5 million in 2023. Our in-app purchase revenues as a percentage of our total net revenues increased from 1.0% in 2021 to 4.9% in 2022, and further to 20.2% in 2023.

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

AI Generated Content tools for content production

We employ AI generated content tools that use machine learning algorithms to create content automatically. We have used AI generated content tools in mobile game art design to automatically generate backgrounds, characters, and other features based on user inputs from our mobile games. We have also used AI generated content tools to create novel outlines. The AI generated content tools allow us to analyze existing works, identify patterns in novels and generate outlines that fit within certain parameters. By using AI generated content tools, we are able to improve efficiency and save efforts while still producing high-quality work.

AI-based analytics tool for content production

We have developed an AI and data-driven system to enable the authors on our online literature platform to produce more suitable content for our users and continually adapt to changing demand based on data feedback. The platform that we are building is not just a place for authors to publish books, but also a platform to really enable them to improve their authorship based on a proper data matrix, so that even an average author may also produce valuable content.

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

As of December 31, 2023, we held 39 patents in mainland China and 32 patents in other countries and regions, covering inventions and designs; we have 10 patent applications currently pending in mainland China; we have submitted 33 patent applications in other jurisdictions through the procedures under the Patent Cooperation Treaty, or PCT; and we intend to apply for more patents to protect our core technologies and intellectual properties. As of December 31, 2023, we have registered 279 trademarks with the Trademark Office of the State Administration for Industry and Commerce in mainland China, including our company’s name “CooTek,” CooTek logos, trademarks relating to our products such as TouchPal Smart Input and TouchPal Phonebook; and we are in the process of applying for the registration of one other trademark in mainland China; we have registered 26 trademarks in other countries and regions. As of December 31, 2023, we are the registered owner of 237 software copyrights in mainland China, each of which we have registered with the State Copyright Bureau of China. As of December 31, 2023, we own the rights to approximately 100 domain names that we use in connection with the operation of our business, including our CooTek and TouchPal websites cootek.com, chubao.cn and touchpal.com. In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls. For example, for external controls, we enter into confidentiality agreements or agree to confidentiality clauses with our advertising customers and mobile device manufacturers and, for internal controls, we adopt and maintain policies governing the operation and maintenance of our IT systems and the management of user-generated data.

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

Compliance. Various laws and regulations, such as the General Data Protection Regulation in the European Union, California, Consumer Privacy Act in the United States and the Cyber Security Law of the PRC, govern the collection, use, retention, sharing, and security of the personal data we receive from and about our users. Privacy groups and government bodies have increasingly scrutinized the ways in which companies link personal identities and data associated with particular users with data collected through the internet, and we expect such scrutiny to continue to increase. We devote substantial amount of resources to the compliance with, and the prevention of any violation of, the laws and regulations relating to user privacy and cyber security. For additional information on our efforts to comply with applicable laws and regulations relating to user privacy and cyber security, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to prevent security breaches, cyber-attacks or other unauthorized access to our systems or our users’ data, we may be exposed to significant consequences, including legal and financial exposure and loss of users, and our reputation, business and operating results may be materially and adversely affected.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Data privacy concerns relating to our products and current practices may, particularly in light of increased regulatory scrutiny of and user expectations regarding the processing, collection, use, storage, dissemination, transfer and disposal of user data, require changes to our business practices and may result in declines in user growth or engagement, increased costs of operations and threats of lawsuits, enforcement actions and related liabilities, including financial penalties.”

Competition

We face intense competition for users, usage time and advertising customers. Our portfolio products compete with applications of the same or a similar kind. In addition, we compete with all major internet companies for user attention and advertising spending. Fengdu Novel competes with other leading free online literature applications in the Chinese market including Fanqie Novel and Qimao Novel. Readict competes with other online literature applications in the global market including Goodnovel and Dreame. Our mobile game products such as Hey Beauty and Merge Lover compete primarily with other mobile games developed by companies such as WebEye and Magic Tavern.

Seasonality

We are subject to seasonality and other fluctuations in our business. Revenues from our mobile advertising services, which constituted a majority of our revenues in the year ended December 31, 2021, 2022 and 2023, are affected by seasonality in advertising spending in both international and China markets. We believe that such seasonality in advertising spending affects our quarterly results, partially resulting in the significant growth in our mobile advertising revenues between the first and the third quarters but a decline from the third quarter to the fourth quarter.

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

In the United States, there is no single comprehensive national law governing the collection and use of user data or personal information. Instead, the U.S. has both federal and state laws in parallel and regulations that sometimes overlap and even contradict one another. In addition, there are many guidelines developed by government authorities and industry groups that, although lacking the force of law, are considered “best practices” and are relied upon for setting standards. All states in the U.S. have now passed laws to regulate the actions that a business must take in the event of a data breach, such as prompt disclosure and notification to affected users and regulatory authorities. In addition, some states have enacted statutes and rules requiring businesses to reasonably protect certain types of personal information they hold or to otherwise comply with certain specified cyber security requirements for personal information. At the federal level, the Federal Trade Commission Act is a federal consumer protection law that prohibits unfair or deceptive practices and has been applied to offline and online privacy and cyber security policies. The Federal Trade Commission empowered by the Federal Trade Commission Act, oversees consumer privacy compliance of most companies doing business in the U.S. and provides various guidelines regarding privacy and security practices for different industries. The Federal Trade Commission has brought many enforcement actions against companies for failing to comply with their own privacy policies and for the unauthorized disclosure of personal data. The U.S. federal and state legislatures will likely continue to consider the need for greater regulation aimed at restricting certain targeted advertising practices.

In the European Union, the General Data Protection Regulation which came into effect on May 25, 2018, increased our burden of regulatory compliance and requires us to change certain of our privacy and cyber security practices in order to achieve compliance. The regulation applies to any company established in the EU as well as any company outside the European Union that processes personal data in connection with the offering of goods or services to individuals in the European Union or the monitoring of their behavior. The regulation implements more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The regulation further provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes to our operating model. Under the regulation, fines of up to 20 million euros or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for non-compliance, which significantly increases our potential financial exposure for non-compliance. However, in the absence of precedence and guidance from EU regulators, the application of the regulation to the provision of internet services remains unsettled. Moreover, the implementation of the regulation may require substantial amendments to our procedures and policies, and these changes could impact our business by increasing its operational and compliance costs. The Company has adopted policies and procedures in compliance with the regulation, however, such policies and procedures may need to be updated when additional information concerning the best practices is made available through guidance from regulators or published enforcement decisions.

PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The Decision on Strengthening Network Information Protection promulgated by the PRC National People’s Congress in December 2012 provides that electronic information that identifies a citizen or involves privacy of any citizen is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. According to the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which was promulgated by the Ministry of Industry and Information Technology and became effective in September 2013, telecommunication business operators and ICP operators are responsible for the security of the personal information of users they collect or use in the course of their provision of services. Without obtaining the consent from the users, telecommunication business operators and ICP operators may not collect or use the users’ personal information. The personal information collected or used in the course of provision of services by the telecommunication business operators or ICP operators must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or illegally provided to others. The ICP operators are required to take certain measures to prevent any divulgence of, damage to, tampering with or loss of users’ personal information. In accordance with the Cyber Security Law, network operators are required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the authorities in a timely manner. If any user knows that a network operator illegally collects and uses his or her personal information in violation of laws, regulations or any agreement with the user, or the collected and stored personal information is inaccurate or wrong, the user has the right to request the network operator to delete or correct the collected personal information.

The telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of the websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate provisions on internet privacy. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November 2015, the standards of crime of infringing citizens’ personal information were amended accordingly and the criminal culpability of unlawful collection, transaction, and provision of personal information has been reinforced. In addition, any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (x) sells or provides personal information to others unlawfully, or (y) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, effective in June 2017, have clarified certain standards for the conviction and sentencing in relation to personal information infringement. The PRC government has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. The Civil Code further provides in a stand-alone chapter of right of personality and reiterate that the personal information of a natural person shall be protected by the law. Any organization or individual shall legitimately obtain such personal information of others in due course on a need-to-know basis and ensure the safety and privacy of such information, and refrain from excessively handling or using such information.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by the Ministry of Industry and Information Technology on October 31, 2019. On November 28, 2019, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information,” “failure to expressly state the purpose, manner and scope of collecting and using personal information,” “collection and use of personal information without consent of users of such App,” “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity,” “provision of personal information to others without users’ consent,” “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting.” Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

On August 22, 2019, the Cyberspace Administration of China promulgated the Children Information Protection Provisions, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, the Internet service operator should inform the child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, internet service operators should take measures like encryption when storing children’s personal information.

On March 12, 2021, the Cyberspace Administration of China and three other authorities jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications. The Rules specifies the scope of necessary personal information to be collected each for a variety of common mobile internet applications, such as maps and navigation apps, online ride-hailing apps, instant messaging apps, online community apps. Operators of such apps shall not refuse to provide basic services to users on the ground of users’ refusal to provide their personal non-essential information.

On April 26, 2021, the Ministry of Industry and Information Technology issued the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications (Draft for Comment). The draft of the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications sets forth two principles of collection and utilization of personal information, namely “explicit consent” and “minimum necessity.”

Regulations Relating to Generative AI

On December 31, 2021, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation jointly made public the Administration Provisions on Algorithmic Recommendation of Internet Information Services, which became effective on March 1, 2022. The provisions apply to providers of internet information service leveraging algorithmic recommendation technologies, which include the use of algorithmic technologies such as generation and synthesis, personalized push, sorting and selection, retrieval and filtering, scheduling decision-making, etc. to provide information to users. The provisions set out further obligations on such providers to, among others, protect the interests and rights of the users, especially the interests and rights of minors, elders, and workers. In addition, the provisions state that an algorithm recommendation service provider with public opinion attribute or social mobilization ability shall, within ten working days from the date of provision of services, fill in such information as the service provider’s name, service form, application field, algorithm type, algorithm internal assessment report and content to be disclosed via the internet information service algorithm record-filing system to go through record-filing formalities.

On November 25, 2022, the Cyberspace Administration of China, the Ministry of Industry and Information Technology and Ministry of Public Security jointly issued the Administrative Provisions on Deep Synthesis of Internet Information Services successively, which became effective on January 10, 2023. According to the provisions, deep synthesis technology refers to any technology that utilizes deep learning, virtual reality or any other generative or synthetic algorithm to produce text, images, audio, video, virtual scenes, or other network information. The provisions emphasize that the providers of deep synthesis services, as the primary entities responsible for the information security, should not use deep synthesis services to engage in activities prohibited by laws and regulations.

On April 11, 2023, the Cyberspace Administration of China released draft Administrative Measures for Generative Artificial Intelligence Services for public consultation. The deadline for submitting comments is May 10, 2023. These draft measures apply to research and development into, as well as the use of, generative AI that is offered to the public within the territory of China. Providers of generative AI are required to, among others, adopt measures to filter any inappropriate content created by generative AI, optimize algorithms to prevent the generation of such content, apply to the Cyberspace Administration of China for a security assessment before offering a generative AI service to the public at large. Providers shall be responsible for the legitimacy of the pre-training data of the generated AI products and the source of the optimized training data and shall specify and disclose the applicable users, occasions and purposes of their services, and take appropriate measures to prevent users from over-reliance on or addiction to generated content. Besides, providers shall have the obligation to protect the information input by users and the use records. It is not allowed to illegally retain the input information from which the identity of a user can be deduced, draw a portrait based on the information input by a user and the use situation, or provide the information input by a user to others A provider of generative AI that violates the requirements under these draft measures will be penalized in accordance with regulations, or receive warnings, be ordered to take corrective actions, suspend services, or pay fines, or be held criminally liable.

On July 13, 2023, the Cyberspace Administration of China and six other authorities jointly issued the Interim Measures for the Management of Generative Artificial Intelligence Services, effective on August 15, 2023. Any entity or individual that utilizes generative AI technology to provide texts, pictures, audio, video or other content generation services to the public within the territory of PRC shall assume the responsibility as a content producer for the content generated by generative AI technology. If personal information is involved, these providers are required to take the responsibility as the personal information processors and protect personal information. Those providing generative artificial intelligence services with public opinion attributes or the capacity for social mobilization must apply for a security assessment from the national cyberspace authority and follow algorithm filings procedures. If any illegal generated content is discovered, these providers must timely take measures such as termination of generation and transmission of inappropriate content, prevent the recurrence through model optimization training and other methods, and report to the authorities. These providers shall label pictures, videos, and other AI-generated content in accordance with the Administrative Provisions on Deep Synthesis of Internet Information Services.

In February 2024, the National Technical Committee on Cybersecurity Standardization issued the Basic Security Requirements for Generative Artificial Intelligence Service, which stipulated the basic safety requirements for generative artificial intelligence including requirements for training data security, model security and safety precautions, and provided requirements for safety evaluations. Service providers should conduct safety evaluations before launching or making any material change to the generative artificial intelligence services. Service providers are also required to assess whether these services are suitable for minors.

Regulations Relating to Cyber Security

The PRC Congress promulgated the PRC Cybersecurity Law, effective in June 2017. Under the Cybersecurity Law, “network operators” are broadly defined as network owners, network administrator, and network service providers are subject to various security protection-related obligations. As a network service provider, our obligations include:

●	complying with security protection obligations in accordance with tiered requirements with respect to maintenance of the security of internet systems, which include designing internal security management rules and developing manuals, appointing personnel in charge of internet security, adopting measures to prevent computer viruses and activities that threaten internet security, adopting measures to monitor and record status of network operations, holding Internet security training events, retaining user logs for at least six months, and adopting measures such as data classification, key data back-up, and encryption for the purpose of securing networks from interference, vandalism, or unauthorized visits, and preventing network data from leakage, theft, or tampering; and
●	verifying users’ identities before signing agreements or providing services such as network access, domain name registration, landline telephone or mobile phone access, information publishing, or real-time communication services; and formulating internet security emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures, and reporting to governmental authorities;

Under the Cybersecurity Law, network service providers must inform users about and report to the governmental authorities any known security defects or bugs, and must provide constant security maintenance services for their products and services. Network products and service providers may not contain or provide any malware. Network service providers who do not comply with the Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

The Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security and became effective in March 2006, require all ICP operators to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. The Decision on Strengthening Network Information Protection which was promulgated by the PRC National People’s Congress in December 2012, states that ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep records, and report to government authorities.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the legislation regarding the protection of state secrets during online information distribution. Specifically, internet companies in mainland China with bulletin boards, chat rooms or similar services must apply for specific approval prior to operating such services.

On August 20, 2021, the Standing Committee of the National Peoples’ Congress promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection.

For the further purposes of regulating data processing activities, safeguarding cyber security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for cyber security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for cyber security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e., data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. We may be required to make further adjustments to our business practices to comply with this law, as well as any adjustments that may be required by the Personal Information Protection Law.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provides for improving laws and regulations on cyber security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures. On February 24, 2023, the CSRC and three other authorities issued the Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Companies, with effect from March 31, 2023.

On December 28, 2021, the Cyberspace Administration of China issued the Measures for Cyber Security Review. The scope of review under the Measures for Cyber Security Review extends to critical information infrastructure operators that intend to purchase internet products and services and internet platform operators engaging in data processing activities, which affect or may affect national security. According to the Measures for Cyber Security Review, internet platform operators who possess personal information of over a million users shall apply to the Cyber Security Review Office for cyber security reviews before listing in a foreign country. If the authorities consider that certain network products and services, data processing activities and listings in foreign countries affect or may affect national security, the authorities may initiate a cyber security review even if the operators do not have an obligation to report for a cyber security review under such circumstances. The Measures for Cyber Security Review also elaborated the factors to be considered when assessing the national security risks of the activities, including among others, risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country and risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments after a foreign listing. However, the Measures for Cyber Security Review remain unclear on whether companies that have been listed on a U.S. stock exchange or whose securities are trading in the United States are required to make applications.

On July 30, 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure, pursuant to which, critical information infrastructure shall mean the important network facilities or information systems of key industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. The Regulations provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The Regulations also require that critical information infrastructure operators shall establish a cyber security protection system and accountability system, and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, administration departments of each important industry and sector shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector.

On July 12, 2021, the Ministry of Industry and Information Technology and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products. These provisions state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offenses shall not provide technical support, advertising, payment settlement and other assistance to the offenders. According to these provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. The Provisions also bans provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.

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

On November 14, 2021, the Cyberspace Administration of China published a discussion draft of the Administrative Measures for Internet Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. This draft also provided that operators of large Internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the draft administrative measures require data processors processing over one million users’ personal information to comply with the regulations on important data processors, including, among others, appointing a person in charge of data security and establishing a data security management organization, filing with the competent authority within fifteen working days after identifying its important data, formulating data security training plans and organizing data security education and training for all staff every year, and that the education and training time of data security related technical and management personnel shall not be less than 20 hours per year. The draft administrative measures also stated that data processors processing important data or going public overseas shall conduct an annual data security assessment by themselves or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of the Cyberspace Administration of China before January 31 of each year. Further, the draft administrative measures required internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have a significant impact on users’ rights and interests. Further, platform rules and privacy policies formulated by operators of large Internet platforms with more than 100 million daily active users, or amendments to such rules or policies by operators of large Internet platforms with more than 100 million daily active users that may have significant impacts on users’ rights and interests shall be evaluated by a third-party organization designated by the Cyberspace Administration of China and reported to local branch of the Cyberspace Administration of China for approval. The Cyberspace Administration of China solicited comments on this draft, but there is no timetable as to when it will be enacted. The draft administrative measures remain unclear on whether the requirements will be applicable to companies that have been listed on a U.S. stock exchange or whose securities are trading in the United States. We cannot predict the impact of the draft administrative measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the draft administrative measures mandate clearance of cyber security review and other specific actions to be completed by mainland China-based companies that have been listed on a U.S. stock exchange or whose securities are trading in the United States, we face uncertainties as to whether such clearance can be timely obtained, or at all. If a final version of the draft administrative measures is adopted, we may be subject to review when conducting data processing activities and annual cyber security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing.

The PRC government authorities further enhanced the supervision and regulation of cross-border data transmission. On July 7, 2022, the Cyberspace Administration of China promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. In accordance with these measures, data processors will be subject to security assessment conducted by the Cyberspace Administration of China prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor which has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of the preceding year; or (iv) other circumstances as requested by the Cyberspace Administration of China. Furthermore, data processors shall conduct internal assessment on the risks of cross-border data transfer prior to their applying for the security assessment and focus on assessment of the following significant matters, including, among others: (i) the legality and necessity of the purpose, scope and method of cross-border data transfer; (ii) the scale, scope, type and sensitivity of data transferred overseas, and risks to the national security, public interests or legitimate rights of individuals or organizations caused by such cross-border data transfer; (iii) the responsibilities and obligations that the overseas recipient of such data promises to undertake, and whether such overseas recipient’s management and technical measures and capabilities for performing its responsibilities and obligations can guarantee the security of cross-border data transfer; (iv) the risks that the data transferred overseas may be falsified, destroyed, divulged, lost, transferred, illegally obtained or illegally used during and after the cross-border transfer, and whether the channel for the maintenance of personal information rights and interests is smooth; (v) whether contracts or other legally binding documents entered into with the overseas recipient have fully stipulated the responsibilities and obligations to protect data security. In addition, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transfer before the effectiveness of such measures are required to be rectified within six months of the effectiveness date thereof.

On October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarifies the meaning of Internet service provider and the severe situations of the crimes.

Regulations Relating to Foreign Investment

Negative List and Encouraged Industry Guidelines Related to Foreign Investment. Investment activities in mainland China by foreign investors are principally governed by the Special Administrative Measures (Negative List) for Access to Foreign Investment (2021 Revision), which was promulgated by the Ministry of Commerce of the PRC, and the National Development and Reform Commission, as amended from time to time, and the Catalogue of Encouraged Industries for Foreign Investment (2022 Revision), or Encouraged Industry Catalogue, issued by the Ministry of Commerce and the National Development and Reform Commission.

If foreign investment falls into industries specified in the Special Administrative Measures (Negative List) for Access to Foreign Investment (2021 Revision), special administrative measures shall apply, such as the percentage of foreign invested equity interests and background and quality of senior management. According to this negative list, the proportion of foreign investments in entities engaged in value- added telecommunications business shall not exceed 50%, except for e-commerce, domestic multi-party communication, store-and-forward service, and call centers service. The online transmission of audio-visual programs business, online publishing services and online cultural business (except for music) remain as prohibited industries for foreign investment.

Foreign Investment in Telecommunication Business. Regulations for Administration of Foreign-Invested Telecommunications Enterprises promulgated by the PRC State Council in 2001 and most recently amended on March 29, 2022, effective on May 1, 2022, requires that in general, the foreign party to a foreign-invested telecommunications enterprise engaging in value-added telecommunications services may hold up to 50% of the equity of the foreign-invested telecommunications enterprise, of which the geographical area it may conduct telecommunications services is provided by the Ministry of Industry and Information Technology in accordance with provisions as mentioned above. According to the amended regulations, the previous requirement on the primary foreign investor’s experience and good track record has been canceled. However, this modification is relatively new, uncertainties still exist in relation to its interpretation and implementation. A foreign investor is not allowed to hold more than 50% of the total equity interest in value-added telecommunications service business, except for e-commerce, domestic multi-party communication, store-and-forward service, and call centers service in mainland China. The Ministry of Industry and Information Technology issued an Announcement on Issues concerning the Provision of Telecommunication Services in Mainland China by Service Providers from Hong Kong and Macau, allowing investors from Hong Kong and Macau to hold more than 50% of the equity in foreign-invested telecommunications enterprises engaging in certain specified categories of value-added telecommunications services.

In 2006, the Ministry of Information Industry, the predecessor of the Ministry of Industry and Information Technology, issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, pursuant to which, a PRC company that holds a license for providing internet information services is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in mainland China. Furthermore, the trademarks and domain names that are used in the provision of internet content services must be owned by the ICP operator or its shareholders. In addition, an ICP operator shall have appropriate facilities for its approved business operations and to maintain such facilities in the regions covered by its license.

In view of these restrictions on foreign direct investment in the value-added telecommunications sector, we established PRC domestic companies to engage in value-added telecommunications services through a series of contractual agreements with the VIEs and their shareholders.

Foreign Investment in Online Games. In September 2009, the General Administration of Press and Publication (the predecessor of the State Administration of Radio and Television), together with the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications, jointly issued a Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games. This notice states that foreign investors are not permitted to invest in online game operating businesses in mainland China via wholly foreign-owned entities, Chinese-foreign equity joint ventures or cooperative joint ventures or to exercise control over or participate in the operation of domestic online game businesses through indirect means, such as other joint venture companies or contractual or technical arrangements. In view of these restrictions on foreign direct investment in the online games sector, we established PRC domestic companies to engage in the provision of online games mobile apps through a series of contractual agreements with the VIEs and their shareholders.

Due to a lack of interpretative materials from the PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a telecommunications business or an online games business. In order to comply with PRC regulatory requirements, we operate a portion of our business through the VIEs, with which we have contractual relationships but in which we do not have an actual ownership interest. If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in the internet sector in mainland China, we could be subject to severe penalties.

Regulations Relating to Telecommunications Services

In 2000, the State Council promulgated the Telecommunications Regulations, as most recently amended in February 2016, which set out the general framework for regulating telecommunication services by PRC companies. The Telecommunications Regulations differ “basic telecommunications services” from “value-added telecommunications services.” The Catalogue of Telecommunications Business, most recently updated in June 2019, categorizes information services, internet data centers and internet access as value-added telecommunications services.

In 2000, the State Council issued the Measures for the Administration of Internet Information Services, as most recently amended in January 2011. These measures define “internet information services” as the services of providing internet information to online users, which is further divided into “commercial internet information services” and “non-commercial internet information services.” A commercial internet information services operator must obtain a value-added telecommunications services license for internet information services from the Ministry of Industry and Information Technology or its local branch at the provincial or municipal level in accordance with the Telecommunications Regulations before providing any commercial internet information services in mainland China. Our business includes providing VoIP services and other value-added telecommunications services such as internet information service.

The measures further stipulate that entities providing online information services regarding news, publishing, education, medicine, health, pharmaceuticals and medical equipment must procure the consent of the national authorities responsible for such areas prior to applying for an operating license from the Ministry of Industry and Information Technology or its local branch at the provincial or municipal level. Moreover, ICP operators must display their operating license numbers in conspicuous locations on their home pages. ICP operators are required to police their internet platforms and remove certain prohibited content. Many of these requirements mirror internet content restrictions that have been announced previously by PRC ministries, such as the Ministry of Industry and Information Technology, and the Ministry of Culture and Tourism of the PRC, formerly the Ministry of Culture.

The Measures on the Administration of Telecommunications Business Operating Permit, promulgated by the Ministry of Industry and Information Technology in 2009 and most recently amended in July 2017, sets forth detailed activities that an enterprise are permitted to conduct under their licenses. A commercial telecommunication service operator must first obtain a value-added telecommunications services license from the Ministry of Industry and Information Technology, or its provincial level authorities if providing mere inter-provincial services. A licensed telecommunication services operator must conduct its business, whether basic or value-added, in accordance with the specifications in its Telecommunications Services Operating License.

The Cyberspace Administration of China promulgated the Administrative Provisions on Mobile Internet Applications Information Services on June 14, 2022 and became effective on August 1, 2022. Under these provisions, mobile application providers are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties, and may not produce, copy, issue or disseminate through internet mobile applications any content prohibited by laws and regulations. These provisions also require application providers to obtain the qualifications required by laws and regulations for providing services through such applications.

We currently hold seven Value-added Telecommunications Services Operating Licenses.

Regulations Relating to Internet Publication Services

The State Administration of Radio and Television, formerly known as the State Administration of Press, Publication, Radio, Film and Television, as integrated from the State Administration of Radio, Film and Television, and the General Administration of Press and Publication, in March 2018 as a result of institutional reform, is the government agency responsible for regulating publication activities in mainland China. In June 2002, the Ministry of Industry and Information Technology and the General Administration of Press and Publication jointly promulgated the Interim Administrative Measures on Internet Publication, which require internet publishers to obtain a license from the General Administration of Press and Publication to conduct internet publication activities.

In February 2016, the State Administration of Press, Publication, Radio, Film and Television and the Ministry of Industry and Information Technology jointly issued the Administrative Measures for Internet Publication Services, which took effect in March 2016. The Administrative Measures for Internet Publication Services further strengthened and expanded the supervision and management on the internet publication services. Pursuant to the Administrative Measures for Internet Publication Services, entities engaging in the internet publication service are required to obtain an internet publication service license from the State Administration of Radio and Television. Internet Publication Services refer to the activities of providing internet publications to the public through information networks, and the internet publications refer to the digitalized works with the publishing features such as editing, producing and processing, including e-books and online games. In the event of failure to obtain the licenses and approvals, an operator may face heavy penalties, such as being ordered by the regulatory authority to shut down services and delete all internet publications. The regulatory authority may also confiscate all of such operator’s illegal income as well as major equipment and specialized tools used in illegal publishing activities. If the illegal income exceeds RMB10,000, such operator may face a fine of five to ten times of such illegal income; and if the illegal income is less than RMB10,000, such operator may face a fine of less than RMB50,000. Such operator may also bear civil liability if its operation has infringed on other persons’ legal rights and interests.

In May 2016, the State Administration of Press, Publication, Radio, Film and Television issued a Notice on Administration of Mobile Game Publishing Services, effective in July 2016, which provides that the content of mobile games is subject to its review, and that mobile game publishers and operators must apply for publishing and authorization codes for the games. Under this notice, significant upgrades and expansion packs for mobile games that have previously been approved for publishing could be regarded as new works, and the operators will be required to obtain approval for such upgrades and expansion packs before they are released. In the event of any failure to meet these license and approval requirements, an operator may face heavy penalties, such as being ordered to stop operation, or having its business license revoked. As of the date of this annual report, we have not obtained the approval for our internet publication service license and publication codes for those domestic online games we operate. We are applying for publication codes for certain future online games.

Regulations Relating to Internet Audio-Visual Program Services

The State Administration of Radio and Television and the Ministry of Industry and Information Technology jointly issued the Administrative Provisions for the Internet Audio-Video Program Service in 2007 which was amended in August 2015. The provisions define “internet audio-visual programs services” as the production, edition and integration of audio-video programs, the supply of audio-video programs to the public via the internet, and providing uploading and audio-video programs transmission services to a third party. Entities engaging in internet audio-visual programs services must obtain internet audio-visual program transmission licenses, which will only be issued to state-owned or state-controlled entities unless the license applicants have obtained internet audio-visual program transmission licenses prior to the promulgation of the provisions in accordance with the then-in-effect laws and regulations. According to the Categories of the Internet Audio-Video Program Services promulgated by the State Administration of Radio and Television in March 2017, “aggregation of internet audio-visual programs,” meaning “editing and arranging the internet audio-visual programs on the same website and providing searching and watching services to public users,” falls into the definition of the aforementioned “internet audio-visual programs services.” As of the date of this annual report, we have not obtained the internet audio-visual program transmission license for our business.

Regulations Relating to Online Cultural Products

In 2011 and as amended in 2017, the Ministry of Culture and Tourism issued the Provisional Regulations for the Administration of Online Culture, which applies to entities engaging in activities related to “online cultural products,” including the cultural products that are produced specially for internet use, such as online music and entertainment, online games, online plays, online performances, online art works and Web animations, and those cultural products that, through technical means, produce or reproduce music, entertainment, games, plays and other art works for internet dissemination. Further, commercial entities are required to apply to the local branch of the Ministry of Culture and Tourism for an Online Culture Operating Permit if they engage in any of the following types of activities:

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

The Ministry of Culture and Tourism issued a Notice on Strengthening the Administration of Online Performance in July 2016, and the Measures of Administration of Online Performance Operating Activities, effective in January 2017. The notice and measures both stipulate that online performance service providers must obtain Online Culture Operating Permits and that online performances must not contain any content that is horrific, cruel, violent, vulgar or humiliating in nature, mocking persons with disabilities, including photographs or video clips that infringing on third parties’ privacy or other rights, featuring animal abuse, or presenting characters or other features of online games that have not been registered and approved for publication by applicable PRC governmental authorities. A violator of these regulations may face an order of correction from competent authorities, or be subject to confiscation of illegal proceeds or a fine. If the violation is severe, competent authorities may order the violator to cease its operation for rectification, revoke the violator’s Online Culture Operating Permit, or impose applicable criminal liability.

We currently hold two Online Culture Operating Permits.

Regulations Related to Online Games

Regulatory Authorities and Restriction on Foreign Investment

The establishment, operation, and management of companies in China are governed by the PRC Company Law, as last amended on December 29, 2023 and effective on July 1, 2024. According to the PRC Company Law, a company established in the PRC may take the form of a limited liability company or a joint stock company with limited liability. Each company is an independent legal entity with property rights. Foreign-invested companies established in PRC are also subject to the PRC Company Law. Shareholders of a limited liability company must fully pay in their subscribed registered capital within five years from the date of establishment of this company. Companies established before July 1, 2024 shall gradually adjust their capital contribution to meet this new requirement.

In 2008, the General Office of the State Council issued a circular, pursuant to which, the General Administration of Press and Publication is responsible for the examination and approval of online games prior to the online publication, while the Ministry of Culture is responsible for regulating the online game market. In 2009, the General Administration of Press and Publication, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games,” which expressly requires that all online games need to be screened by the General Administration of Press and Publication through the pre-approvals before they can be operated online, and any updated online game versions or any change to the online games shall be subject to further pre-approvals before they can be operated online.

Pursuant to the Notice to Adjust the Scope of Online Culture Operation Permit Approval and to Further Regulate the Approval Work released by the Ministry of Culture and Tourism in May 2019, the Ministry of Culture and Tourism no longer assumes the responsibility to regulate online game industry, and the provincial counterparts of the Ministry of Culture and Tourism would no longer grant Online Culture Operation Permits covering the business scope of using the information network to operate online games. The licenses granted by the Ministry of Culture and Tourism before this notice will remain valid until the expiration dates of these licenses, but those whose business scopes include only the operation of online games cannot be renewed after the expiration dates. On July 23, 2019, the Ministry of Culture and Tourism announced the abolishment of the Interim Measures on Administration of Online Games, which regulated the issuance of Online Culture Operation Permits relating to online games.

Both the internet publication services (including the online game publishing) and online culture operation (including the online game operation) fall within the prohibited categories in the Negative List. The Notice Regarding the Consistent Implementation of the “Regulation on Three Provisions” of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, promulgated by the General Administration of Press and Publication, together with the National Copyright Administration and the Office of the National Working Group for Crackdown on Pornographic and Illegal Publications in 2009, provides that, among other things, foreign investors are not permitted to invest or engage in online game operations in mainland China through their wholly owned subsidiaries, equity joint ventures or cooperative joint ventures, and foreign investors are not permitted to gain control over or participate in domestic online game operations indirectly through joint ventures, contractual agreements or technical support. Serious violation of the notice will result in suspension or revocation of the licenses and registrations.

Online Game Examination and Publishing

Pursuant to the Administrative Measures for Internet Publication Services jointly promulgated by the State Administration of Press, Publication, Radio, Film and Television and the Ministry of Industry and Information Technology in February 2016, online publications such as games provided to the public through information networks must be approved by the State Administration of Press, Publication, Radio, Film and Television and the service operator must obtain an internet publication service license. An online publishing service provider shall first file an application with the competent provincial-level counterpart of the State Administration of Press, Publication, Radio, Film and Television in the place where it is located and the application, if approved, shall be submitted to the State Administration of Press, Publication, Radio, Film and Television for approval. For the publishing of online games authorized by foreign copyright owners, the online publishing service provider shall obtain legal authorization for the copyright and complete the approval formalities.

In May 2016, the State Administration of Press, Publication, Radio, Film and Television issued the Notice on Administration of Mobile Game Publishing Services, which provides that the content of mobile games is subject to its review, and that mobile game publishers and operators must apply for publishing and authorization codes for the games. Under this notice, significant upgrades and expansion packs for mobile games that have previously been approved for publishing could be regarded as new works, and the operators will be required to obtain approval for such upgrades and expansion packs before they are released. In the event of any failure to meet these license and approval requirements, an operator may face heavy penalties, such as being ordered to stop operation, or having its business license revoked.

The Central Committee of the Communist Party of China issued the Plan for Deepening the Institutional Reform of the Party and State and the National People’s Congress adopted the Institutional Reform Plan of the State Council in March 2018. According to these plans, the State Administration of Press, Publication, Radio, Film and Television was reformed and now known as the State Administration of Radio and Television and the National Administration of Press and Publication. Concurrently with the implementation of this reformation, the assessment and pre-approval on domestic and foreign developed online games had been suspended during April to December 2018 and had resumed since December 2018. After this reorganization, companies need to apply with the National Administration of Press and Publication for the approvals publishing the online games. As of the date of this annual report, we have not obtained the approval for our internet publication service license and publication codes for those domestic online games we operate. We are applying for publication codes for certain future online games.

Online Game Operation

In June 2010, the Ministry of Culture promulgated the Interim Measures on Administration of Online Games, as amended on December 15, 2017, which governed the research, development and operation of online games and the issuance and trading services of virtual currency. All operators of online games, issuers of virtual currency and providers of virtual currency trading services are required to obtain Online Culture Operation Permits. An Online Culture Operation Permit is valid for three years.

In May 2019, the Ministry of Culture and Tourism released the Notice on Adjusting the Scope of Examination and Approval regarding the to Further Regulate the Approval Work, pursuant to which the provincial counterparts of the Ministry of Culture and Tourism would no longer grant Online Culture Operation Permit covering the business scope of using the information network to operate online games.

On July 23, 2019, the Ministry of Culture and Tourism announced the abolishment of the Interim Measures on Administration of Online Games. After the abolishment, the game operators are no longer required to apply to the Ministry of Culture and Tourism for examination of imported online games or go through filing procedures for domestic online games.

Regulations Related to Anti-fatigue System, Real-name Registration System and Parental Guardianship Project

In 2007, the General Administration of Press and Publication and several other government agencies issued a circular requiring the implementation of an anti-fatigue system and a real-name registration system by all PRC online game operators to curb addictive online game playing by minors. Under the anti-fatigue system, three hours or less of continuous playing by minors, defined as game players under 18 years of age, is considered to be “healthy,” three to five hours to be “fatiguing,” and five hours or more to be “unhealthy.” Game operators are required to reduce the value of in-game benefits to a minor player by half if the minor has reached the “fatiguing” level, and to zero once reaching the “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue system, a real-name registration system must be adopted to require online game players to register their real identity information before playing online games. The online game operators are also required to submit the identity information of game players to the public security authority for verification. In 2011, the General Administration of Press and Publication, together with several other government agencies, jointly issued the Notice on Initializing the Verification of Real-name Registration for the Anti-Fatigue System on Online Games to strengthen the implementation of the anti-fatigue and real-name registration system. The main purpose of this notice is to curb addictive online game playing by minors and protect their physical and mental health. This notice indicates that the National Citizen Identity Information Center of the Ministry of Public Security will verify identity information of game players submitted by online game operators. This notice also imposes stringent penalties on online game operators that do not implement the required anti-fatigue and real-name registration systems properly and effectively, including terminating their online game operations.

In 2011, the Ministry of Culture, together with several other government agencies, jointly issued a Circular on Printing and Distributing Implementation Scheme regarding Parental Guardianship Project for Minors Playing Online Games to strengthen the administration of online games and protect the legitimate rights and interests of minors. This circular indicates that online game operators must have person in charge, set up specific service webpages and publicize specific hotlines to provide parents with necessary assistance to prevent or restrict minors’ improper game playing behavior. Online game operators must also submit a report regarding its performance under the Parental Guardianship Project to the provincial level counterpart of the Ministry of Culture each quarter.

On June 14, 2022, the Cyberspace Administration of China issued the Administrative Provisions on Mobile Internet Applications Information Services, which became effective on August 1, 2022. Under these provisions, the mobile applications information service providers shall satisfy the qualifications required by laws and regulations, strictly carry out the information security management responsibilities and fulfill their obligations in various aspects relating to the real-name system, protection of users’ information and the examination and management of information content. The app store service providers shall file with the local cyberspace administration authorities within 30 days after its app store services being launched, and such app store service providers are responsible for overseeing app information service providers operated in their stores.

In August 2018, the National Health Commission, the Ministry of Education, together with several other government agencies, jointly issued the Implementation on Comprehensive Prevention and Control of Juveniles’ Myopia, which sets forth the plans to control the number of new online games and to restrict the amount of time when juveniles play games and use electronic devices.

On October 25, 2019, the National Administration of Press and Publication issued the Notice on Preventing Minor’s Addiction to Online Games, which requires all online gamers to register accounts with their valid identity information and all game companies to stop providing game services to users who fail to do so. Furthermore, minors are prohibited from playing games exceeding a certain period of time per day or charging their accounts exceeding a certain amount.

On October 17, 2020, the Standing Committee of the National People’s Congress issued the Law of the PRC on the Protection of Minors (2020 Revision), which took effect on June 1, 2021. The Law of the PRC on the Protection of Minors (2020 Revision) added a new section entitled “Internet Protections,” which stipulates a series of provisions to further protect minors’ interests on the internet, including, among others, (i) online product and service providers are prohibited from providing minors with products and services that would induce minors to indulge; (ii) online service providers for services, such as online games, live streaming, audio-visual, and social networking, are required to establish special management systems of user duration, access authority and consumption for minors; (iii) online games service providers must request minors to register and log into online games with their valid identity information; (iv) online games service providers shall categorize games according to the rules and standards, notify users about the appropriate ages for the players of the games, and take technical measures to keep minors from accessing inappropriate online games functions, and (v) online games service providers may not provide online games services to minors from 10:00 p.m. to 8:00 a.m. the next day.

In addition, pursuant to the Notice of on Further Strengthening Regulation to Effectively Prevent Online Gaming Additions among Minors, which became effective on September 1, 2021, the National Press and Publication Administration of China limits online gaming time for minors to an hour per day from 8 p.m. to 9 p.m. on Friday, Saturday, Sunday and legal holidays in mainland China starting from September 1, 2021 and all online games are required to be connected to the online game anti-fatigue compliance system and a real-name registration system of the National Press and Publication Administration of China.

On October 16, 2023, the Standing Committee of the National People’s Congress issued the Regulations on the Protection of Minors in Cyberspace, effective on January 1, 2024. These regulations set out various requirements based on the nature of products or services and the data processing behavior of providers of network products and services, processors of personal data, and manufacturers and sellers of intelligent terminal products. Service providers must comply with the requirements for the protection of minors on the network at all stages of the design, research and development, and operation of their network services and products.

On December 22, 2023, the National Administration of Press and Publication published the draft Measures for the Administration of Online Games that provided detailed regulations for the protection of minors in the operations of online games. Under these draft measures, game providers are required to implement measures to limit the time minors spend on online games, restrict minors’ access to potentially addictive and inappropriate content, and enforce limitations on spending for different age groups. These draft measures prohibit certain services from being provided to minors, such as account rental and sale, in-game currency and virtual item trading, game boosting or game levelling services, and probability-based luck draw features. The providers are required to verify the minors’ identities and ages and provide reminders to protect minors’ physical and psychological health. The classification of game products based on age stages and prominent reminders during downloads, registrations, and login screens are also mandated. As of the date of this annual report, these draft measures have not been formally adopted.

Regulations Relating to Online Advertising Services

The PRC Congress amended the Advertising Law effective in April 2021. The amended Advertising Law stipulates the potential legal liability of providers of advertising services, and includes provisions intended to strengthen identification of false advertising and the power of regulatory authorities. In July 2016, the State Administration of Industry and Commerce issued the Interim Measures of the Administration of Online Advertising. The Advertising Law and the interim measures both provide that advertisements posted or published through the internet shall not affect users’ normal usage of network, and advertisements published in the form of pop-up windows on the internet must display an outstanding “close” sign with a button to close the pop-up windows. These interim measures provide that all online advertisements must be marked as “Advertisement” so that viewers can easily identify them as such. The Advertising Law and the interim measures will require us to conduct more stringent examination and monitoring of our advertisers and the content of their advertisements.

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

Regulations on Unfair Competition

On April 23, 2019, the Standing Committee of the National People’s Congress promulgated the amended Anti-Unfair Competition Law of the People’s Republic of China, which became effective on April 23, 2019.

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

In addition, according to the Anti-Unfair Competition Law, a business operator is prohibited from any of the following unfair activities: (i) committing act of confusion to mislead a person into believing that a commodity is one of another person or has a particular connection with another person; (ii) seeking transaction opportunities or competitive edges by bribing entities or individuals with property or by any other means; (iii) infringing on trade secrets; (iv) premium campaign violating the provision of the Anti-Unfair Competition Law; and (v) fabricating or disseminating false or misleading information to damage the goodwill or product reputation of a competitor.

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

To address the problem of copyright infringement related to content posted or transmitted over the internet, the PRC National Copyrights Administration and the Ministry of Industry and Information Technology jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet in 2005. Upon receipt of an infringement notice from a legitimate copyright holder, an ICP operator must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement harming public interest, the ICP operator could be subject to administrative penalties, including an order to cease infringing activities, confiscation by the authorities of all income derived from the infringement activities, or payment of fines.

The Provisions of the Supreme People’s Court on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes on Infringement of the Information Network Dissemination Rights provides that disseminating works, performances or audio-video products by internet users or internet service providers via the internet without the consents of the copyright owners shall be deemed to have infringed the right of dissemination of the copyright owner. Under the Regulations on the Protection of the Right to Network Dissemination of Information, promulgated by the State Council in 2006 and amended in 2013, an owner of the network dissemination rights with respect to written works or audio or video recordings who believes that information storage, search or link services provided by an internet service provider infringe his or her rights may require that the internet service provider delete, or disconnect the links to, such works or recordings. As of December 31, 2023, we have registered 237 software copyrights in mainland China.

Patent Law

Under the Patent Law promulgated by PRC Congress in 1984 and most recently amended in 2020, and its implementation regulations issued in 2010, the State Intellectual Property Office is responsible for administering patents in mainland China. The Chinese patent system adopts a “first to file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet all three conditions: novelty, inventiveness and practical applicability. A patent is valid for 20 years in the case of an invention and 10 years in the case of utility models and designs. A third-party user must obtain consent or proper license from the patent owner to use the patent. Otherwise, third-party use constitutes an infringement of patent rights. As of December 31, 2023, we had 39 patents in mainland China.

Trademark Law

Under the Trademark Law promulgated by PRC Congress in 1982 and most recently amended in 2019, and its implementation regulations issued in 2002 and amended in April 2014, the Trademark Office of the Administration for Industry and Commerce is responsible for the registration and administration of trademarks. The Administration for Industry and Commerce under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. As with patents, mainland China has adopted a “first-to-file” principle for trademark registration. If two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced. For applications filed on the same day, the trademark that was first used will receive preliminary approval and will be publicly announced. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. As of December 31, 2023, we had 279 trademarks in mainland China.

Domain Name

Domain names are protected in mainland China under the Administrative Measures on the Internet Domain Names promulgated by the Ministry of Industry and Information Technology, which became effective on November 1, 2017. The Ministry of Industry and Information Technology is the primary regulatory authority responsible for the administration of the PRC internet domain names. The registration of domain names in mainland China has adopted a “first-to-file” principle. A domain name applicant will become the domain name holder upon the completion of its application procedure.

As of December 31, 2023, we had registered approximately 100 domain names, including “cootek.com,” “chubao.cn” and “touchpal.com.”

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

Regulations Relating to User Protection

The Measures on the Complaint Settlement of the Telecommunication Services Users, issued by the Ministry of Industry and Information Technology in May 2016, requires telecommunication services providers to respond to their users within fifteen days upon the receipt of any complaint delivered by such users, the failure of which will give the complaining users the right to file a complaint against the service providers with the provincial branch offices of the Ministry of Industry and Information Technology.

Regulations Relating to M&A and Overseas Listing

In 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration of Industry and Commerce, the CSRC and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, as amended in 2009. The regulations require an offshore special purpose vehicle, formed for purposes of the overseas listing of equity interests in PRC companies through acquisitions of PRC domestic companies and controlled directly or indirectly by PRC companies or individuals, to obtain the approval of the CSRC prior to any listing or trading of such special purpose vehicle’s securities on any overseas stock exchange. In 2006, the CSRC published on its official Website procedures for obtaining its approval of overseas listings by special purpose vehicles, which requires the filing of a number of documents with the CSRC. The application of this PRC regulation remains unclear, with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirements.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors also establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise.

In February 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Under this notice, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises with “national security” concerns. In August 2011, the Ministry of Commerce promulgated the Rules on Implementation of Security Review System. These rules which came into effect on September 1, 2011 provide that the Ministry of Commerce will look into the substance and actual impact of a transaction and prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. In addition, on December 19, 2020, the National Development and Reform Commission and the Ministry of Commerce promulgated the Measures for Security Review of Foreign Investment, which took effect on January 18, 2021. Under these measures, investment in certain key areas which results in acquiring the actual control of the assets is required to obtain approval from designated governmental authorities in advance.

Based on our understanding of the current PRC laws and regulations, as of the date of this annual report, we believe that we will not be required to submit an application to the CSRC for the approval of our historical listing and trading of the ADSs on any designated stock exchange or market. However, there remains some uncertainty as to how the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to these regulations.

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by mainland China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by mainland China-based overseas-listed companies.

On December 27, 2021, the National Development and Reform Commission and the Ministry of Culture jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), which became effective on January 1, 2022. Pursuant to these measures, if a PRC domestic company engaging in the prohibited business stipulated in this negative list seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, according to the further explanation of the National Development and Reform Commission, the foreign investors of the direct overseas offering and listing company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies and five supporting guidelines, effective March 31, 2023. Any future securities offerings and listings outside of mainland China by our company, including, but not limited to, listings, follow on offerings, issuance of convertible notes, exchangeable notes or preferred shares, and other equivalent offering activities, either directly or indirectly, will be subject to the filing requirements with CSRC under these trial measures, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner, or at all. Under these trial measures, required filings include (i) a filing report, (ii) regulatory opinions, filing or approval documents issued by the competent authorities of the industry concerned (if applicable), (iii) opinions on the security assessment and review issued by the competent department of the State Council (if applicable), (iv) legal opinions and undertakings issued by PRC counsel, and (v) the listing documents. Failure to complete filing or other procedures may lead to sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of, report and filings with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings and listings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process.”

Five supporting guidelines provide that the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be deemed as a PRC company’s indirect overseas offering and listing if the issuer meets both of the following conditions: (i) any of the operating income, gross profit, total assets, or net assets of the PRC companies in the most recent fiscal year was more than 50% of the line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, or the principal place of business is in the PRC or carried out in the PRC. In all such cases, the issuer or its designated principal operating PRC entity, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit a filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit a filing with respect to its follow-on offering within three business days after the completion of the follow-on offering. The issuer shall also submit a report with respect to the following material events within three business days after the occurrence and announcement of such event: (i) change of control rights; (ii) being investigated or punished by overseas securities regulatory authorities or the competent authorities; (iii) change of listing status or listing board; and (iv) voluntary or mandatory termination of the listing. The guidance rules specify that “control relationship” or “control right” under the trial measures refer to the actual control of the company by means of equity, voting rights, trusts, agreements and other arrangements, either individually or jointly, directly or indirectly. Therefore, the trial measures are interpreted to apply to PRC companies that use a variable interest entity structure. The trial measures also identify certain circumstances that will preclude issuers from pursuing overseas offerings and listings, including (i) explicit prohibition from financing through listing by laws, administrative regulations, or national provisions; (ii) recognition by the competent department of the State Council that the issuer’s overseas offering and listing may harm national security; (iii) commission of criminal offenses, such as embezzlement, bribery, misappropriation of property, or disruption of market orders by the domestic companies, its controlling shareholder, or the actual controller within the past three years; (iv) ongoing investigation by law enforcement agencies for suspected criminal or significant illegal and irregular activities without any clear conclusion yet; and (v) material ownership disputes over shares held by the controlling shareholder or by other shareholders that are controlled by controlling shareholder and/or actual controller. Additionally, the trial measures include certain compliance requirements for issuers, such as compliance with national security laws, regulations and provisions on foreign investment, cyber security and data security, and address that security review procedures, if involved, shall be carried out in accordance with the laws prior to submitting the application for overseas offering and listing.

According to these trial measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC (i) with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to its follow-on offering within three business days after completion of the follow-on offering, (iii) with respect to its follow-on offering for purpose of acquiring specific assets, within three business days after the first public announcement of the transaction, and (iv) with respect to listing by means of reverse takeover, share swap, acquisition and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. The CSRC also requires the PRC domestic companies to submit regulatory opinions, assessment opinions or approvals issued by the authorities as filing materials if applicable. These trial measures also require subsequent report to the CSRC on material events, such as material change in principal business and change of control.

Non-compliance with these trial measures may result in a warning on the domestic companies or a fine of RMB1 million to RMB10 million on them. The directly responsible person in charge and other directly responsible persons shall be given a warning and a fine of RMB500,000 to RMB5 million. The controlling shareholder or actual controller of domestic companies who organizes or instigates the illegal act under these trial measures shall be given a fine of RMB1 million to RMB10 million. According to the Circular of the People’s Republic of China on Administrative Arrangements for Filing of Overseas Issuance and Listing of Domestic Enterprises released on February 17, 2023, companies that have completed overseas issuance and listing before September 30, 2023 are not required to file immediately, and should file as required if subsequent filing matters such as refinancing are involved.

On February 24, 2023, the CSRC and three other authorities issued the Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Companies, with effect from March 31, 2023. These provisions set out rules, requirements and procedures relating to provision of documents, materials and accounting archives for securities companies, securities service providers, overseas regulators and other entities and individuals in connection with overseas offering and listing, including, without limitation, to, domestic companies that carry out overseas offering and listing (either directly or indirectly) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake the businesses shall not leak any state secret and working secret of government agencies, or harm national security and public interest, and a domestic company shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level, if it plans to, either directly or through its overseas listed entity, publicly disclose or provide any documents and materials that contain state secrets or working secrets of government agencies. The working papers formed within mainland China by the securities companies and securities service agencies that provide corresponding services for the overseas issuance and listing of domestic enterprises shall be stored within mainland China. Where the overseas securities regulator and the competent authorities request to conduct inspection or investigation to collect evidence from a domestic enterprise and the domestic securities companies and securities service agencies providing the corresponding services in respect of the overseas issuance and listing activities of the domestic enterprise, the inspection or investigation shall be carried out under the cross-border regulatory cooperation mechanism, and the CSRC or the authorities shall provide the requisite assistance pursuant to the bilateral and multilateral cooperation mechanism. Any domestic enterprises, securities companies and securities service agencies must seek the consent of the CSRC or administrative authorities before cooperating with overseas securities regulators or securities authorities in inspections or investigations, or providing documents and materials for such cooperation.

Regulations Relating to Foreign Currency Exchange and Dividend Distribution

The principal regulations governing foreign currency exchange in mainland China are the Foreign Exchange Administration Regulations, which were promulgated by the State Council in 1996 and most recently amended in 2008. Under these regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of the PRC, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. Dividends paid by a PRC subsidiary to its overseas shareholder are deemed income of the shareholder and are taxable in mainland China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange promulgated by the PBOC in 1996, foreign-invested enterprises in mainland China may purchase or remit foreign currency, subject to a cap approved by the SAFE, for settlement of current account transactions without the approval of the SAFE. Foreign currency transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other PRC governmental authorities.

In July 2014, the SAFE promulgated the Circular on Issues Concerning Foreign Exchange Administration over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents Via Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents, including PRC institutions and individuals, to register with the local SAFE office in connection with their direct establishment or indirect control of an offshore entity, referred to in SAFE Circular 37 as a “special purpose vehicle” for the purpose of holding domestic or offshore assets or interests. PRC residents must also file amendments to their registrations in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. Under these regulations, PRC residents’ failure to comply with such regulations may result in restrictions being imposed on the foreign exchange activities of the PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity, including restrictions on the ability to contribute additional capital to the PRC entity. Further, failure to comply with the various SAFE registration requirements could result in liability under PRC laws for evasion of foreign exchange regulations.

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

In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, as amended in December 2019, which amended SAFE Circular 37 by requiring PRC residents or entities to register the incorporation or control of an offshore entity for purposes of offshore investment or offshore financing with qualified banks rather than SAFE or its local branches.

Under the Administration Measures on Individual Foreign Exchange Control issued by PBOC in 2006, and related Implementation Rules issued by the SAFE in 2007 as amended in 2016, all foreign exchange transactions involving an employee share incentive plan, share option plan, or similar plan participated in by onshore individuals shall obtain approval from the SAFE or its local office.

The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Law promulgated in 2019, the Regulation on Implementing the Foreign Investment promulgated in 2019, and the Company Law as recently amended in 2023. Under these regulations, wholly foreign-owned enterprises in mainland China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in mainland China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. At the discretion of the board of directors of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds, however, may not be distributed as cash dividends.

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

Regulations Relating to Employee Share Option Plans

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company issued by the SAFE in February 2012, employees, directors, supervisors, and other senior management participating in any share incentive plan of an overseas publicly listed company who are PRC citizens or non-PRC citizens residing in mainland China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, employees working in mainland China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are obligated to file documents related to employee share options and restricted shares with tax authorities and to withhold individual income taxes of employees who exercise their share option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

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

The PRC governmental authorities have passed a variety of laws and regulations regarding social insurance and housing funds from time to time, including, among others, the PRC Social Insurance Law, the Regulation of Insurance for Labor Injury, the Regulations of Insurance for Unemployment, and Interim Measures for Enterprise Employees’ Maternity Insurance. Pursuant to these laws and regulations, PRC companies must make contributions at specified levels for their employees to the local social insurance and housing fund authorities. Failure to comply with such laws and regulations may result in various fines and legal sanctions and supplemental contributions to the local social insurance and housing fund regulatory authorities.

C.Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and other entities that are material to our business, as of the date of this annual report:

Notes:

(1)	Karl Kan Zhang, Susan Qiaoling Li, Michael Jialiang Wang, Jim Jian Wang and Haiyan Zhu are the beneficial owners of CooTek (Cayman) Inc., and each holds 25.0%, 21.94%, 21.94%, 13.12% and 18.0% of the equity interests in Shanghai Chubao, respectively. Karl Kan Zhang and Susan Qiaoling Li are our co-founders, directors and executive officers. Michael Jialiang Wang is our consultant and one of our directors. Jim Jian Wang is a former director of our company. Haiyan Zhu is one of our early investors.
(2)	Karl Kan Zhang and an employee of our company hold 99% and 1% of the equity interests in Molihong, respectively.

The following is a summary of our contractual arrangements with respect to Shanghai Chubao and Molihong.

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

Equity Pledge Agreement. On August 6, 2012, the WFOE and Shanghai Chubao and each of its shareholders entered into an equity pledge agreement, which was subsequently amended and restated on October 30, 2012. Pursuant to the amended and restated equity pledge agreement, each shareholder of Shanghai Chubao shall pledge 100% equity interests in Shanghai Chubao to the WFOE to guarantee their and Shanghai Chubao’s performance of their obligations under the contractual arrangements including the exclusive business cooperation agreement, exclusive purchase option agreement and the power of attorney. In the event of a breach by Shanghai Chubao or its shareholders of their contractual obligations under these agreements, the WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Shanghai Chubao. The shareholders of Shanghai Chubao also undertakes that, during the term of the equity pledge agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the term of the equity pledge agreements, our WFOE has the right to receive all of the dividends and profits distributed on the pledged equity interests. We have completed the registration of the equity pledges with the office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

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

The WFOE, Molihong and its shareholders have entered into contractual arrangements which contain agreements and terms substantially similar to our contractual arrangements with Shanghai Chubao and its shareholders described above. The registration of the equity pledges over the equity interests of Molihong have been completed with the office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

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

D.Property, Plants and Equipment

Our headquarters are located in Shanghai, China, where we currently lease and occupy approximately 1,679 square meters of office space. As of December 31, 2023, we also lease offices in Beijing and Wuhan, with an aggregate area of approximately 168 square meters of office space.

Below is a summary of the term of each of our current leases and we plan to renew most of them when they expire:

Leased properties	Term	Area (square meters)
Shanghai	3 years	1,679
Beijing	1 year	107
Wuhan	1 year	61
Total		1,847

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

A.Operating Results

Overview

We operate a global portfolio of mobile applications with a large and diverse user base. Our portfolio mainly includes online literature and casual games which we operate in China and oversea markets. We leverage our ability to derive sophisticated user insights to deliver targeted advertisements that are relevant to users across our various mobile applications.

We generate revenues primarily from mobile advertising. Most of our advertisers are represented by third-party advertising exchanges and agencies. We also generate revenues through in-app purchases from users of our applications and license fees for our intellectual properties.

We have implemented a balanced development approach between growth and profitability. We are continually restructuring our portfolio products by focusing our resources on more profitable businesses, such as pan-entertainment mobile applications, reducing investment of resources on non-performing or under-performing products and improving operation efficiency. We recorded a net loss of US$13.9 million in 2021, a net income of US$0.5 million in 2022, and a net loss of US$2.6 million in 2023.

In recent years, we experienced a downturn in domestic internet advertisement industry. Due to the economic restructure and the impact of COVID-19 pandemic in China and global markets, it is our observation that advertisers’ budgets shrank and tended to be concentrated to the top digital advertising platforms. To counter the challenging macro environment, we suspended and terminated the operations of several non-performing and under-performing utility mobile apps and mobile games in China and global markets, which led to the decreases in MAUs and DAUs from 2020 to 2023, which in turn negatively impacted our revenues during the same periods. We implemented cost control initiatives, which led to a significant reduction in our sales and marketing expenses, decreasing from US$200.2 million in 2021 to US$44.4 million in 2022, and further down to US$17.7 million in 2023.

In terms of our global strategy, we intend to maintain our global presence by increasing our portfolio products in overseas markets. The proportion of total net revenues from our pan-entertainment mobile applications operated in overseas market increased from 14% in 2021 to 62% in 2023, constituting an important source of our revenues. Since different countries and regions are in different industry cycles, we believe this strategy will help improve our resilience against industry headwind.

To further diversify our monetization, we combine in-app advertising with in-app purchases to generate revenues from our mobile applications. We believe this strategy will allow us to balance monetization with user experience and improve our resilience to the volatility of advertising market. Our in-app purchase revenues as a percentage of our total net revenue increased from 1.0% in 2021 to 4.9% in 2022, and further to 20.2% in 2023.

We also diversify our revenue by out-licensing our original novels on Fengdu Literature Platform to produce audiobooks, short videos, etc. Our other revenues as a percentage of our total net revenue increased from 0.8% in 2021 to 3.9% in 2022, and further to 8.4% in 2023.

We will continue to implement these development approach and monetization strategies. Although such efforts led to declines in the DAUs, MAUs and revenues in the past three fiscal years and we are unable to predict whether such trend will continue into future periods as of the date of this annual report, we believe that these efforts will, in the long term, lead to sustainable growth in our operating metrics and revenues. However, the future trend in its DAUs, MAUs and revenues will depend on a variety of factors, many of which are beyond our control and subject to significant uncertainties. These factors include market acceptance of our products, effectiveness of our monetization strategy, market competition, macroeconomic and regulatory environment, and customers’ discretionary spending on advertising. Advertising is particularly sensitive to changes in economic conditions, advertising trends and other external events beyond our control.

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

The following table sets forth the average DAUs and MAUs of our portfolio products for periods indicated:

	For the Months Ended December 31,
	2019	2020	2021	2022	2023

	(in millions)
Pan-entertainment Mobile Applications
average DAUs	6.1	19.7	16.0	5.2	1.9
MAUs	29.7	67.0	58.0	19.6	5.0
Utility Mobile Applications
average DAUs	18.6	8.1	2.4	1.0	0.1
MAUs	44.9	18.8	4.6	1.8	0.1

We have implemented a balanced development approach between growth and profitability by continuous transition of the strategy in relation to the acquisition of new users and the retention of existing users. As a part of this execution plan, we suspended and terminated the operations of several non-performing and under-performing scenario-based mobile apps, and reduced sales and marketing expenses to acquire new users. As a result, MAUs and DAUs decreased from 2021 to 2023.

Although the restructuring efforts led to declines in the DAUs and MAUs from time to time and we are unable to predict whether such trend will continue into future periods as of the date of this annual report, we believe that these efforts will, in the long term, lead to sustainable growth in our user base. Our efforts to improve operational efficiency have resulted in a decrease in the percentage of sales and marketing expenses of the total net revenues from 73.6% in 2021 to 55.3% in 2023. We achieved this by controlling expenses related to non-performing or under-performing products in our sales and marketing operations. We also plan to develop and offer innovative and diversified products and services to meet the interests and demands of our mobile internet users and to further improve our users’ experience with our products to achieve a sustained high level of user satisfaction, which we believe is the most cost-effective way to attract, engage and retain our users as a long-term strategy.

Our ability to enlarge our user base is dependent on a range of factors, including our improved relevance of the content we deliver with our technology, continuous innovation of and improvements in user experience with our products and services, effective user acquisition through online distribution platforms and third-party platforms, all of which are guided and driven by our in-depth user insights, as well as many factors beyond our control and subject to significant uncertainties, including market acceptance of our products, market competition, and macroeconomic and regulatory environment. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to maintain or expand our active user base, our business, financial condition and operating results may be materially and adversely affected,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have international operations and plan to continue maintaining our global presence. We may face challenges and risks presented by our global operations, which may have a material and adverse impact on our business and operating results.”

Effectiveness of monetization

We monetize our user base primarily through in-app advertising, combined with in-app purchases. Our advertising revenues decreased from US$267.3 million in 2021 to US$76.5 million in 2022, and further to US$22.8 million in 2023, along with the decreases of DAUs and MAUs. However, our in-app purchase revenues increased from US$2.8 million in 2021 to US$4.1 million in 2022, and further to US$6.5 million in 2023.

The effectiveness of our monetization and our results of operations are affected by a number of factors, including the number of our available advertising spaces, our ability to attract and retain advertising customers, our ability to deliver targeted advertisements to our users, our pricing strategy and perceived value of our in-app purchase offerings, and the quality and attractiveness of the special features or tools, and extra content in our portfolio products.

Our available advertising spaces

Our available advertising spaces represent the number, size and prominence of advertisements we can display, which in turn affect our revenues and results of operations. As we have continued to launch new products, and grow our user base, the number of our available advertising spaces increased rapidly in recent years. We plan to continue to invest in the development of innovative products catering to users’ interests in and demands for content relevant to users in order to create more advertising spaces.

Our ability to attract and retain advertising customers

We attract our advertisers primarily through our network of advertising exchanges and agencies, and to a lesser extent, direct contractual arrangements with individual advertisers. Our revenues and results of operations depend largely on our ability to engage, directly or indirectly, more advertisers with our advertising services. We generate advertising revenue primarily from performance-based advertisements and we also offer brand advertising arrangements. In 2023, our top two advertising customers, which are advertising exchanges, contributed 26.6% of our total revenues. Our business may be materially and adversely affected if our cooperation with these two advertising customers is impaired or terminated. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We depend on certain third-party advertising exchanges and agencies for a large portion of our mobile advertising revenues.” We plan to maximize the value of our services to the advertisers by improving our targeting capability, increasing our user base while maintaining quality business relationship with third-party advertising exchanges.

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

Our ability to diversify our revenue source

We have been exploring various ways of monetization to diversify our revenue source. In addition to in-app advertisements, we introduced in-app purchases in mobile games allowing users to purchase additional features or tools and in online literature products allowing users to unlock new chapter or extra content. Our in-app purchase revenues increased from US$2.8 million in 2021 to US$4.1 million in 2022, and further to US$6.5 million in 2023. We explored IP-based monetization by out-licensing our original novels on Fengdu Literature Platform to produce audiobooks, short videos, etc. Our other revenue contributed 0.8%, 3.9% and 8.4% of our total net revenues in 2021, 2022 and 2023, respectively.

Effective investment in technology and talent

To maintain our advanced technological capabilities and in order to be able to keep up with any future technological developments, we have continued to make significant investments in enhancing our technology infrastructure and in acquiring and retaining talent with technological expertise. Our investment in technology and talent has effectively met our needs for technology upgrades and increases in product development capacity along with the growth of our business. As of December 31, 2023, we had 106 full-time employees, of which 52 were software engineers and product designers. Our research and development expenses decreased by 54.9% from US$34.4 million in 2021 to US$15.5 million in 2022, and further decreased by 53.5% to US$7.2 million in 2023.

Ability to manage costs and expenses

Our results of operations depend on our ability to manage our costs and expenses. Except for user acquisition costs, we spend primarily on staff costs, content costs, server and bandwidth costs, and payment processing fees paid to digital distribution platform such as Apple App Store and Google Play. In the short term, we plan to continue to implement our cost-control initiatives so as to improve our cost and expense efficiency. Specifically, we plan to maintain and further improve our economic efficiency of user acquisition cost for our existing products as a result of the economies of scale and our accumulated knowledge and experience related to user growth. The user acquisition costs for our new products may currently be higher than our existing products, and we plan to keep improving our economic efficiency of user acquisition cost for our new products.

Key Components of Results of Operations

Net Revenues. The following table sets forth the components of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented:

	For the Years Ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%
Net Revenues:
Advertising revenue	267,266,716	98.2	76,545,411	91.2	22,822,094	71.4
In-app purchase revenue	2,847,715	1.0	4,110,704	4.9	6,470,995	20.2
Other revenue	2,031,390	0.8	3,270,499	3.9	2,683,179	8.4
Total net revenues	272,145,821	100.0	83,926,614	100.0	31,976,268	100.0

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

Revenue from our advertising services accounted for 98.2%, 91.2% and 71.4% of our total net revenues in 2021, 2022 and 2023, respectively. We estimate that, of our total advertising revenue, online literature and mobile games aggregately contributed approximately 91.4%, 97.0% and 95.9% in 2021, 2022 and 2023, respectively. From time to time, we provide sales rebates to certain advertising agencies to incentivize their referral of more brand advertising arrangements to us. Our advertising revenue is presented net of sales rebates to these advertising agencies.

In-app Purchase Revenue

We provide our users with the option to make in-app purchases that enhance or enrich their game playing or online reading experience. We generate in-app purchase revenue primarily through the sale of in-app virtual currency in our mobile games and online literature products, and subscription fees charged to users who subscribe to our membership packages for our online literature products. We offer virtual currency that customers can use to acquire virtual items in mobile games or unlock extra content in our online literature products. Additionally, we offer membership packages for our online literature products, charging users subscription fees based on weekly, monthly, quarterly, and annual plan, and provide subscribers with an ad-free online reading experience, more access to the online content, among other benefits, within the selected plan’s duration.

Payments from users for the in-app purchases are made at a fixed price and collected by digital distribution platforms such as Google Play and Apple App Store, who will then pay the funds to us after deducting the payment processing fees. We are primarily responsible for providing the service and virtual items, maintaining control over the content and operation of applications, and have the discretion to set the pricing for the in-app purchases.

Revenue from our in-app purchase services accounted for 1.0%, 4.9% and 20.2% of our total net revenues in 2021, 2022 and 2023, respectively. We expect that the in-app purchase services will contribute to a significant portion of our revenue in the future.

Other Revenue

We generate other revenue from out-licensing of our TouchPal Smart Input to certain device manufacturers for pre-installation and out-licensing of online literature works. Attributable to our efforts of diversifying our revenue sources, other revenues contributed 0.8%, 3.9% and 8.4% of our total net revenues in 2021, 2022 and 2023, respectively.

Cost of revenues

The following table sets forth our cost of revenues and gross profit, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	For the Years Ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%
Cost of revenues	32,825,888	12.1	13,070,923	15.6	6,035,768	18.9
Gross profit	239,319,933	87.9	70,855,691	84.4	25,940,500	81.1

Our cost of revenues consists primarily of payment processing fees paid to digital distribution platforms such as Apple App Store and Google Play, content costs, bandwidth costs and staff costs. Content costs are the fees we pay to our signed authors and third-party content providers for the publishing and licensing of online literature works. Bandwidth costs are the fees we pay to telecommunications carriers and other service providers for telecommunications and other content delivery-related services. Staff costs consist of salaries and benefits for our employees involved in the operation and maintenance of our network and mobile applications. Our other costs of revenues include hardware, server and internet equipment depreciation expenses and internet data center service fees. As a percentage of total net revenues, our cost of revenue accounted for 18.9% in 2023, compared with 12.1% and 15.6% in 2021 and 2022, respectively. In the foreseeable future, we expect the absolute amount of our total cost of revenues to increase in line with the growth of our in-app purchase revenue. We will continue to implement our cost-control initiatives on bandwidth costs.

Operating Expenses

The following table sets forth the components of our operating expenses, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	For the Years Ended December 31,
	2021		2022		2023
	US	%	US$	%	US$	%
Operating expenses:
Sales and marketing expenses	200,235,468	73.6	44,378,533	52.9	17,674,610	55.3
Research and development expenses	34,433,316	12.7	15,523,180	18.5	7,210,687	22.6
General and administrative expenses	17,815,839	6.5	11,907,809	14.2	4,384,720	13.7
Other operating (income) loss, net	(4,453,462)	(1.6)	(2,441,559)	(2.9)	(793,685)	(2.5)
Total operating expenses	248,031,161	91.1	69,367,963	82.7	28,476,332	89.1

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of advertising and promotion expenses, expenses incurred for the user incentive programs, salaries and benefits of sales and marketing personnel and fees paid to mobile device manufacturers to pre-install our smart input products. Our user acquisition costs represent expenses for acquiring new users of our products, including expenses on targeted campaigns to acquire users. As a percentage of total net revenues, our sales and marketing expenses accounted for 55.3% in 2023, compared with 73.6% and 52.9% in 2021 and 2022, respectively. We expect our sales and marketing expenses to increase in the foreseeable future as we plan to acquire new users and enlarge our user base to grow our oversea business.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits, including share-based compensation, for our technology and product development personnel, and depreciation and other expenses associated with the use of facilities for research and development purposes. As a percentage of total net revenues, research and development expenses accounted for 22.6% in 2023, compared with 12.7% and 18.5% in 2021 and 2022, respectively. We expect our research and development expenses to slightly decrease in absolute amount in the short term as we implement our cost-control initiatives but to increase thereafter as we continue our investment in our technology infrastructure.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and benefits, including share-based compensation, for our employees involved in general corporate operations, facility rental, as well as professional service fees related to various corporate activities. As a percentage of total net revenues, general and administrative expenses accounted for 13.7% in 2023, compared with 6.5% and 14.2% in 2021 and 2022, respectively. We expect our general and administrative expenses to slightly decrease in absolute amount in the foreseeable future as we continue to implement our cost-control initiatives.

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

	For the Years Ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%
Net revenues:
Advertising revenue	267,266,716	98.2	76,545,411	91.2	22,822,094	71.4
In-app purchase revenue	2,847,715	1.0	4,110,704	4.9	6,470,995	20.2
Other revenue	2,031,390	0.8	3,270,499	3.9	2,683,179	8.4
Total net revenues	272,145,821	100.0	83,926,614	100.0	31,976,268	100.0
Cost of revenues(1)	(32,825,888)	(12.1)	(13,070,923)	(15.6)	(6,035,768)	(18.9)
Gross profit	239,319,933	87.9	70,855,691	84.4	25,940,500	81.1
Operating expenses:
Sales and marketing expenses(1)	(200,235,468)	(73.6)	(44,378,533)	(52.9)	(17,674,610)	(55.3)
Research and development expenses(1)	(34,433,316)	(12.7)	(15,523,180)	(18.5)	(7,210,687)	(22.6)
General and administrative expenses(1)	(17,815,839)	(6.5)	(11,907,809)	(14.2)	(4,384,720)	(13.7)
Other operating income (loss), net	4,453,462	1.6	2,441,559	2.9	793,685	2.5
Total operating expenses	(248,031,161)	(91.1)	(69,367,963)	(82.7)	(28,476,332)	(89.1)
(Loss) income from operations	(8,711,228)	(3.2)	1,487,728	1.8	(2,535,832)	(7.9)
Interest income (expenses), net	(5,689,947)	(2.1)	(1,362,001)	(1.6)	(28,443)	(0.1)
Impairment loss of investment	(248,140)	(0.1)	—	—	—	—
Foreign exchange gains (losses), net	(219,642)	(0.1)	(93,145)	(0.1)	(10,829)	(0.0)
Fair value change of derivatives	1,108,648	0.4	553,707	0.7	—	—
(Loss) income before income taxes	(13,760,309)	(5.1)	586,289	0.7	(2,575,104)	(8.1)
Income tax expenses	(51,970)	(0.0)	(9,058)	(0.0)	(20,837)	(0.1)
Share of loss in equity method investment	(65,084)	(0.0)	(62,217)	(0.1)	—	—
Net (loss) income	(13,877,363)	(5.1)	515,014	0.6	(2,595,941)	(8.1)
(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the Years Ended December 31,
	2021	2022	2023
	US$	US$	US$
Cost of revenues	142,404	(22,682)	21,434
Sales and marketing expenses	103,324	59,974	(10,061)
Research and development expenses	1,716,316	545,673	180,355
General and administrative expenses	1,754,275	1,237,663	512,837
Total	3,716,319	1,820,628	704,565

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net Revenues

Our net revenues decreased by 61.9% from US$83.9 million in 2022 to US$32.0 million in 2023, primarily due to a decrease in our mobile advertising revenue.

Advertising revenue. Our advertising revenue decreased by 70.2% from US$76.5 million in 2022 to US$22.8 million in 2023. The decrease in advertising revenue was primarily due to the suspension and termination of operations of several non-performing and underperforming applications, especially the mobile games.

In-app Purchase revenue. Our in-app purchase revenue increased by 57.4% from US$4.1 million in 2022 to US$6.5 million in 2023. The increase of in-app purchase revenue was primarily due to the increase in the sale of in-app virtual currency in our online literature products.

Other Revenue. We generate other revenue from out-licensing of our TouchPal Smart Input to certain device manufacturers for pre-installation and out-licensing of online literature works. Our other revenue decreased from US$3.3 million 2022 to US$2.7 million 2023.

Cost of revenues

Our cost of revenues decreased by 53.8% from US$13.1 million in 2022 to US$6.0 million in 2023. This decrease was primarily due to decreases in content costs paid to our signed authors and third-party content providers for the publishing and licensing of relevant online literature works, as we concentrated resources on quality content, salary and payroll expenses associated with cost staff, server and internet equipment depreciation expenses and internet data center service fees, and partially offset by the increase in payment processing fees paid to digital distribution platforms such as Apple App Store and Google Play.

Gross profit

As a result of the foregoing, we recorded gross profit of US$25.9 million in 2023, as compared to gross profit of US$70.9 million in 2022. Our gross margin decreased from 84.4% in 2022 to 81.1% in 2023, which was primarily driven by the disproportionate increase in payment processing fees paid to digital distribution platforms such as Apple App Store and Google Play associated with in-app purchases.

Operating expenses

Our total operating expenses decreased by 58.9% from US$69.3 million in 2022 to US$28.5 million in 2023, due to decreases in all expense items along with our cost-control and profit-improving operation strategy.

Sales and marketing expenses. Our sales and marketing expenses decreased by 60.2% from US$44.4 million in 2022 to US$17.7 million in 2023. The decrease was primarily due to the continuous transition of our strategy in relation to the acquisition of new users and retention of existing users, which resulted in a decrease in the user acquisition costs.

Research and development expenses. Our research and development expenses decreased by 53.5% from US$15.5 million in 2022 to US$7.2 million in 2023. The decrease was primarily due to a decrease in salary and payroll expenses associated with technology research and development staff and share-based compensation expenses.

General and administrative expenses. Our general and administrative expenses decreased by 63.2% from US$11.9 million in 2022 to US$4.4 million in 2023. The decrease was primarily due to a decrease in salary and payroll expenses associated with general and administrative staff, share-based compensation expenses, and professional service fee associated with our operation as a public company.

Other operating income (loss), net. We recorded other operating income of US$0.8 million in 2023, which primarily consisted of government subsidies we received, compared to other operating income of US$2.4 million in 2022.

(Loss) Income from operations

As a result of the foregoing, we recorded loss from operations of US$2.5 million in 2023, compared to income from operations of US$1.5 million in 2022.

Interest income (expenses), net

We had net interest expenses of US$1.4 million and US$0.03 million in 2022 and 2023, respectively. The decrease in our interest expense was mainly due to the decrease of interest expenses of a convertible note due April 1, 2023 which has been fully redeemed as of March 31, 2023.

Foreign exchange (losses) gains, net

We incurred net foreign exchange losses of US$0.1 million and US$0.01 million in 2022 and 2023, respectively, primarily due to the costs incurred on foreign exchange conversion.

Income tax expense

We recorded income tax expenses of US$9,058 and US$20,837 in 2022 and 2023, respectively.

Net (loss) income

As a result of the foregoing, we recorded a net loss of US$2.6 million in 2023, compared to a net income of US$0.5 million in 2022.

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

Cost of revenues

Our cost of revenues decreased by 60.1% from US$32.8 million in 2021 to US$13.1 million in 2022. This decrease was primarily due to decreases in content costs paid to our signed authors and third-party content providers for the publishing and licensing of online literature works to concentrate the resources on quality content, salary and payroll expenses associated with cost staff, server and internet equipment depreciation expenses and internet data center service fees.

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

(Loss) Income from operations

As a result of the foregoing, we recorded income from operations of US$1.5 million in 2022, compared to loss from operations of US$8.7 million in 2021.

Interest income (expenses), net

We had net interest expenses of US$5.7 million and net interest expenses of US$1.4 million in 2021 and 2022, respectively. The decrease in our interest expense was mainly due to a decrease in interest expenses on our convertible notes because all principal amount of the convertible note issued to YA II PN, Ltd. on January 29, 2021 and half of the principal amount of the convertible note issued to YA II PN, Ltd. on March 19, 2021 were converted or redeemed in 2021. The interest expenses of the convertible note issued in March 2021 also decreased because of the application of lower effective interest rate and extension of maturity date to April 1, 2023.

Foreign exchange (losses) gains, net

We incurred net foreign exchange losses of US$0.2 million and net foreign exchange losses of US$0.1 million in 2021 and 2022, respectively, primarily due to the costs incurred on foreign exchange conversion.

Income tax expense

We recorded income tax expenses of US$51,970 and US$9,058 in 2021 and 2022, respectively.

Net (loss) income

As a result of the foregoing, we recorded a net income of US$0.5 million in 2022, compared to a net loss of US$13.9 million in 2021.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on corporations based upon profits, income, gains or appreciation. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

United States

U.S. corporations are subject to U.S. federal corporate income tax at a rate of 21%, and those doing business in California are also subject to state income tax at a rate of 8.84% in California.

Hong Kong

Companies registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with Hong Kong tax laws. The applicable tax rate is 8.25% or 16.5% in Hong Kong commencing on or after April 1, 2018. The profits tax rate is 8.25% for the first HK$2 million of profits, and the profits above that amount will be subject to the tax rate of 16.5%. Under the Hong Kong tax law, our subsidiaries are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Enterprise Income Tax

Generally, our PRC subsidiary, the VIEs and their subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. A “high and new technology enterprise” is entitled to a favorable statutory tax rate of 15% and this qualification is reassessed by government authorities every three years. Our PRC subsidiary, Shanghai Chule has qualified as a high and new technology enterprise. It is entitled to the preferential tax rate of 15% to the extent it has taxable income under the PRC Enterprise Income Tax Law till 2025. If our holding company in the Cayman Islands or any of our subsidiaries outside mainland China is considered as a PRC resident enterprise for tax purposes, then our global income will be subject to PRC enterprise income tax at the rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Value-Added Tax

We are subject to VAT at a rate of 6% on the services we provide to advertising customers in mainland China, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

Withholding Tax on Dividends

Dividends paid by our wholly foreign-owned subsidiary in mainland China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the Hong Kong entity satisfies all the requirements under the Arrangement between the mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the tax authority. If our Hong Kong subsidiary satisfies the requirements under the tax arrangement and receives approval from the tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at a reduced tax rate of 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

B.Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods presented:

	For the Years Ended
	December 31
	2021	2022	2023
	US$	US$	US$
Summary Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(51,043,689)	1,301,198	(6,560,679)
Net cash (used in) provided by investing activities	(1,778,533)	521,859	960,056
Net cash provided by (used in) financing activities	20,899,885	(11,616,017)	(1,957,236)
Net decrease in cash, cash equivalents, and restricted cash	(31,922,337)	(9,792,960)	(7,557,859)
Cash, cash equivalents, and restricted cash at beginning of year	49,622,714	18,431,209	9,785,131
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	730,832	1,146,882	249,299
Cash, cash equivalents, and restricted cash at end of year	18,431,209	9,785,131	2,476,571

Historically, we have financed our operations primarily through the proceeds we received from private issuances of preferred shares, loans from commercial banks, public offering of equity and debt securities and other financing activities. In January and March 2021, we issued two convertible notes with aggregate principal of US$30.0 million. As of December 31, 2021, 2022 and 2023, we had US$18.4 million, US$9.8 million and US$2.5 million in cash, cash equivalents and restricted cash, respectively. Our cash and cash equivalents consist of cash on hand, demand deposits and floating rate financial instruments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased. Our restricted cash represents amounts held in our bank account as guarantee deposit for payments processing services and loan facility provided by the bank.

On January 19, 2021, we offered US$10,000,000 aggregate principal amount of convertible note with an annual interest rate of 5% directly to YA II PN, Ltd, a Cayman Islands exempt limited partnership. The principal and the interest payable under this note matured on January 19, 2022, and we fully repaid the outstanding amount upon maturity. This note has been fully converted to 196,665,850 Class A ordinary shares with the average conversion price of US$0.0508 per Class A ordinary share in 2021.

On January 25, 2021, we entered into a Standby Equity Distribution Agreement with YA II PN, Ltd. for the offer and sale of up to US$20,000,000 of the ADSs. We will be able to sell up to US$20,000,000 of our ADSs at our request any time during the 36 months following the date of the agreement. The ADSs would be purchased pursuant to the agreement at 90% of the Market Price, being the lowest daily volume weighted average price of the ADSs during the five consecutive trading days commencing on the trading day following the date we submit an advance notice to Investor. The purchase would be subject to certain limitations, including that Investor could not purchase any ADSs that would result in it and its affiliates owning more than 4.99% of our then outstanding share capital. The YA II PN, Ltd. has agreed that, during the term of the agreement, neither YA II PN, Ltd. nor its affiliates will engage in any short sales or hedging transactions with respect to our Class A ordinary shares or ADSs. Volume weighted average price means, for any trading day, the daily volume weighted average price of the ADSs for such date on the New York Stock Exchange as reported by Bloomberg L.P. during regular trading hours. Pursuant to the agreement, quoting our ADSs for trading on the New York Stock Exchange is one of the conditions precedent that must be satisfied before we are able to submit an advance notice to the Investor. As of December 31, 2023, none of our ADSs was outstanding under the agreement. As of the date of this annual report, we have not sold any of our ADS pursuant to the agreement.

On March 19, 2021, entered into a securities purchase agreement and a convertible note with YA II PN, Ltd., pursuant to which YA II PN, Ltd. will purchase a convertible promissory note in the principal amount of US$20,000,000 with an annual interest rate of 5%, which may be convertible into our Class A ordinary shares in exchange for our ADSs, due March 19, 2022, or the March 2021 Note. Beginning on June 1, 2021 and continuing on the first day of each calendar month thereafter through January 2022, the principal amount plus an 8% redemption premium and plus accrued and unpaid interest will be subject to monthly redemption in the event that the daily VWAP on each of the five consecutive trading days immediately prior to the redemption date does not exceed a price equal to 108% of the fixed conversion price. In September 2021, we entered into a letter agreement with YA II PN, Ltd. to amend the schedule of redemptions, which was subsequently replaced by the one signed on October 29, 2021. On October 29, 2021, we entered into a letter agreement with YA II PN, Ltd. to amend and restate the March 2021 Note so as to, among others, extend the maturity date to August 31, 2022, and reduced the floor price from US$0.015 per Class A ordinary share to US$0.01 per Class A ordinary share. On January 10 and February 28, 2022, we entered into two letter agreements, pursuant to which the floor price was reduced to US$0.006 per Class A ordinary share and US$0.004 per Class A ordinary share, respectively. On May 11, 2022, we and YA II PN, Ltd. agreed to change the floor price to US$0.50 per ADS. On July 8, 2022, we entered into a letter agreement with YA II PN, Ltd. to amend the schedule of redemptions, which was subsequently replaced by the one signed on October 11, 2022. On October 11, 2022, we entered into a letter agreement with YA II PN, Ltd. to , among other things, extend the maturity date to April 1, 2023, and amend the schedule of redemptions. This note has been partially converted to 1,543,601,450 Class A ordinary shares with the weighted average conversion price of US$0.0081 per ordinary share and fully redeemed as of March 31, 2023.

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

We incurred a net loss of US$13.9 million and negative cash flows from operations of US$51.0 million in 2021. We recorded a net income of US$0.5 million and positive cash flows from operations of US$1.3 million in 2022. We incurred a net loss of US$2.6 million and negative cash flows from operations of US$6.6 million in 2023. Our revenue declined significantly, from US$272.1 million in 2021 to US$83.9 million in 2022, and further to US$32.0 million in 2023. We accumulated a deficit of US$216.9 million as of December 31, 2023. We had negative working capital, which equals the result of current assets minus current liabilities, of US$11.2 million, US$0.3 million and US$1.2 million as of December 31, 2021, 2022 and 2023, respectively.

These adverse conditions indicate that there is substantial doubt about the Company’s ability to continue as a going concern. The liquidity of our company is dependent on our ability to enhance our operating cash flow, obtain capital financing from investors and borrowings from commercial banks to fund our general operations including marketing activities. Our ability to continue as a going concern is dependent on our ability to successfully execute our business plans including the implementation of a balanced development approach between growth and profitability. We plan to restructure our portfolio products by focusing resources on more profitable businesses, such as pan-entertainment mobile applications in overseas markets. We also plan to continue implementing our cost-control initiatives to improve cost and expense efficiency. Specifically, we plan to continue terminating the operations of non-performing and under-performing scenario-based mobile apps, and reducing sales and marketing expenses to acquire new users. In January 2024, we entered into a credit facility agreement with a commercial bank under which we could draw down up to US$2.5 million by January 2025. From January 1 to April 26, 2024, we drew down the credit facility of US$2.5 million and has made no repayment as of the date of this annual report. We plan to renew our short-term bank borrowings if needed. While there can be no assurance that we will be able to refinance our short-term bank borrowings as they become due, historically, we have renewed our short-term credit facility upon the maturity of the loans, and we believe we will continue to be able to do so. In addition, we will continue to seek external financing to improve our liquidity position to fund continuing operations, though there is no assurance that we will be successful in obtaining sufficient funding on terms acceptable to us.

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

However, there are material uncertainties relating to our successful implementation of  our management’s business plans, which lack sufficient historical data for evidence. Furthermore, there is no assurance that we will be able to obtain additional financings or renew our current bank borrowings to fund our operations. These adverse conditions and events, as well as the material uncertainties relating to our management’s plans, give rise to substantial doubt as to whether we will continue as a going concern. For a discussion of these risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We had incurred declining revenue and negative working capital in the past, and we cannot assure you that we will sustain or improve profitability.”

The total outstanding balance of our short-term bank borrowings as of December 31, 2023 was US$0.7 million.

We have entered into the following short-term loan transactions:

●	We entered into a credit facility agreement with a commercial bank under which we can borrow up to US$10.0 million, with maturity date in June 2022 and collateralized by our accounts receivable. In 2022, we have repaid US$5.9 million with a weighted average annual interest rate of 5.15%. As of December 31, 2023, we fully repaid the loan under this agreement.
●	In July 2021, we entered into a one-year credit facility agreement with a commercial bank under which we can draw down up to US$1.6 million by July 2022. In December 2021, we entered into a one-year loan agreement with another commercial bank which we can draw down US$1.6 million by December 31, 2021. The annual interest rates for these two agreements were the loan prime rate. In 2021, we drew down US$1.6 million from each of the two agreements and no amount was outstanding under these agreements. As of December 31, 2023, we fully repaid the loan under these two agreements.
●	In April 2022, we entered into two short-term interest-free loan agreements with a local Hi-tech industrial park, under which we received a total amount of US$5.5 million and fully repaid the amount at the end of June 2022.
●	In September 2022, we entered into a credit facility agreement with a commercial bank under which we could draw down up to US$0.9 million by February 2024. The annual interest rate for this agreement was the loan prime rate minus 0.35%. We drew down the credit facility of US$0.9 million in 2022 and fully repaid the amount in March 2023. In June 2023, we entered into a six-month credit facility agreement with this commercial bank under which we could draw down up to US$0.7 million with an annual interest rate of 3.65%. We drew down the credit facility of US$0.7 million in June 2023 and fully repaid the amount in December 2023.
●	In April 2023, we entered into a credit facility agreement with a commercial bank under which we could draw down up to US$0.7 million by April 2024 with an annual interest rate of 4.15%. In 2023, we drew down the credit facility of US$0.7 million, and fully repaid the amount in April 2024.
●	In January 2024, we entered into a credit facility agreement with a commercial bank under which we could draw down up to US$2.5 million by January 2025. The annual interest rate for the agreement was the loan prime rate minus 0.25%. From January 1 to April 26, 2024, we drew down the credit facility of US$2.5 million and has made no repayment as of the date of this annual report.

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

As of December 31, 2023, 36.9% of our cash, cash equivalents and restricted cash were held in mainland China, and 11.4% were held by the VIEs and denominated in Renminbi. Most of the remaining cash and cash equivalents we held as of December 31, 2023, were held in Hong Kong and United States, and mainly denominated in Hong Kong dollars and U.S. dollars. Although we consolidate the results of the VIEs, we only have access to the assets or earnings of the VIEs through our contractual arrangements with the VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

To utilize the proceeds we received from our overseas offerings, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered with SAFE and its local branches. The total amount of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our overseas offerings to make loans to our PRC subsidiary and the VIEs, or to make additional capital contributions to our PRC subsidiary.”

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

Operating Activities

Net cash used in operating activities in 2023 was US$6.6 million, as compared to net loss of US$2.6 million in the same period. The difference was primarily due to (i) a decrease of US$3.6 million in accounts payable driven primarily by the decrease in payment of our user acquisition costs, (ii) a decrease of US$2.2 million in accrued expenses and other current liabilities, and (iii) a decrease of US$2.8 million in accrued salary and benefits, partially offset by an increase of US$2.7 million in accounts receivables and US$1.1 million in prepaid expenses and other current assets. The principal non-cash items affecting the difference between our net income and our net cash used in operating activities in 2023 primarily consisted of (i) US$0.4 million in depreciation expenses, (ii) US$0.7 million in share-based compensation expenses, and (iii) US$0.3 million in non-cash lease expenses, and partially offset by US$0.4 million in gain on disposal of property and equipment.

Net cash provided by operating activities in 2022 was US$1.3 million, as compared to net income of US$0.5 million in the same period. The difference was primarily due to (i) a decrease of US$17.5 million in accounts payable driven primarily by the decrease in payment of our user acquisition costs, (ii) a decrease of US$6.6 million in accrued expenses and other current liabilities, and (iii) a decrease of US$1.9 million in deferred revenue, partially offset by an increase of US$15.8 million in accounts receivables and US$5.8 million in prepaid expenses and other current assets. The principal non-cash items affecting the difference between our net income and our net cash used in operating activities in 2022 primarily consisted of (i) US$1.8 million in depreciation expenses, (ii) US$1.8 million in share-based compensation expenses, (iii) US$1.3 million in amortization of issuance cost and debt discounts related to convertible notes, and (iv) US$1.2 million in non-cash lease expenses, and partially offset by US$0.6 million in change in fair value of derivatives.

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

Investing Activities

Net cash provided by investing activities in 2023 was US$1.0 million, primarily due to proceeds from disposal of property and equipment of US$1.0 million.

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

Financing Activities

Net cash used in financing activities in 2023 was US$2.0 million, primarily due to repayment of convertible notes of US$1.8 million.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our operating lease obligations and short-term bank debt obligations.

Our operating lease obligations consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was US$1.7 million, US$1.1 million and US$0.3 million for the years ended December 31, 2021, 2022 and 2023, respectively. The majority of our operating lease commitments are related to our office lease agreements in mainland China.

We made capital expenditures of US$1.5 million, nil and US$0.08 million in 2021, 2022 and 2023, respectively. In 2021, our capital expenditure was mainly used for purchases of property and equipment, including servers and other IT equipment. In 2023, we sold a majority of our servers, terminated leases with internet data centers who hosted those servers, and completed the transition of our data and services to cloud service providers, such as AliCloud, Tencent Cloud and Huoshan Cloud, as a part of our cost-control initiatives. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business in the future.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

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

C.Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024, that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Revenue Recognition - In-app purchase

We operate applications that allow users to download for free and also offer in-app purchases to users. In-app purchase revenue is primarily derived in the form of subscriptions and sale of in-app virtual currency to obtain virtual items in mobile games or extra content in our online literature products.

Payments from users are non-refundable and relate to non-cancellable contracts for a fixed price that specify our obligations. We are primarily responsible for providing the service and virtual items, have control over the content and operation of applications, and have the discretion to establish the in-app purchases’ prices. Therefore, we are the principal and accordingly revenues are recorded on a gross basis. The digital distribution platforms such as Apple App Store and Google Play collect proceeds from the users and remit the proceeds to us after deducting their respective platform fees. Payment processing fees paid to platforms are recorded within cost of revenues.

In-app purchase revenue derived in the form of subscription is initially deferred and is recognized using the straight-line method over the term of the applicable subscription period.

For in-app purchase revenue derived from the sale of in-app virtual currency, the satisfaction of our performance obligation is dependent on the nature of the virtual item purchased which is categorized as either consumable or durable.

●	Consumable: Consumable virtual items represent items that can be consumed by a specific user action. Consumable virtual items do not provide the user any continuing benefit after a short period of time following consumption. For the sale of consumable virtual items, we recognize revenue as the items are consumed which approximates 60 days. We have determined through a review of user behavior that users generally do not purchase additional virtual currency until their existing virtual currency balances have been substantially consumed. This review, performed on an app-by-app basis, includes an analysis of users’ historical purchase behavior and consumption behavior. Based upon this analysis, we have estimated the rate at which virtual items are consumed within each application. Accordingly, revenues are recognized using these estimated consumption rates. We monitor this analysis of user behavior on a quarterly basis.
●	Durable: Durable virtual items represent items that are accessible to the user over an extended period of time. We recognize revenue from the sale of durable virtual items ratably over the estimated service period for the applicable applications, which represents our best estimate of the average life of the durable virtual item.

The substantial majority of virtual items in our applications are consumable virtual items. We expect that in future periods, there will not be significant changes in the mix of consumable and durable virtual items offered and sold.

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

Income Tax

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the tax jurisdictions. We follow the asset and liability method of accounting for income taxes.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Karl Kan Zhang	43	Chairman of the Board of Directors, Chief Technology Officer and Acting Chief Financial Officer
Susan Qiaoling Li	45	Director, Chief Executive Officer, and President
Michael Jialiang Wang	44	Director
Glen Qian Sun	50	Director

Mr. Karl Kan Zhang co- founded our company in 2008 and has served as Chairman of the Board of Directors since March 2012, Chief Technology Officer since April 2020 and Acting Chief Financial Officer since December 2023. Mr. Zhang also served as the Chief Architect from August 2008 to April 2020. Prior to founding our company, Mr. Zhang served as a research and development manager at Microsoft Advanced Technology Center from 2004 to 2008. Prior to that, Mr. Zhang served as a software engineer at Intel China Software Lab from 2002 to 2004. Mr. Zhang received his bachelor’s degree in mechanical and electronic engineering from Shanghai University in 2002.

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

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. If we terminate the employment with our executive officers, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third-party we received and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees we employed on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

B.Compensation

For the fiscal year ended December 31, 2023, we paid an aggregate of approximately US$0.8 million in cash to our executive officers, and we paid an aggregate of approximately US$0.3 million in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

2012 Stock Incentive Plan

In November 2012, we adopted the 2012 Stock Incentive Plan, as amended from time to time, or the 2012 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and advisors and promote the success of our business. The maximum aggregate number of our ordinary shares which may be issued pursuant to all awards under the 2012 Plan is 226,153,637 ordinary shares. As of March 31, 2024, awards to purchase 202,657,740 ordinary shares have been granted and outstanding, excluding awards that were forfeited or canceled after the relevant grant dates.

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

2018 Share Incentive Plan

In August 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, or the 2018 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued under the 2018 Plan shall initially be 63,916,634 Class A ordinary shares, plus an annual increase on the first day of each of the first five (5) complete fiscal years after the completion of our initial public offering in 2018 and during the term of this plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to 2.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting). As of March 31, 2024, awards to purchase 101,100,086 ordinary shares have been granted and outstanding, excluding awards that were forfeited or canceled after the relevant grant dates. The following paragraphs summarize the terms of the 2018 Plan.

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

The following table summarizes, as of March 31, 2024, the awards granted under our 2012 Plan and 2018 Plan to several of our directors and executive officers and to other individuals as a group, excluding awards that were forfeited or canceled after the relevant grant dates.

	Ordinary
	Shares
	Underlying
	Outstanding		Exercise
	Options or		Price		Date of
Name	RSUs		(US$/Share)	Date of Grant	Expiration
Karl Kan Zhang	*		0.0002	January 6, 2020	January 5, 2030
Susan Qiaoling Li	*		0.0002	January 6, 2020	January 5, 2030
Other individuals as a group	288,757,826	(1)	from 0.0002 to 0.1800
*	The options and restricted shares units in aggregate held by each of these officers represent less than 1% of our total outstanding shares.
(1)	Including options and restricted shares units. With respect to the options, the exercise price is within the range from US$0.0002 to US$0.1800 per share.

C.Board Practices

Our board of directors consists of four directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

As CooTek is not currently listed on any stock exchange, CooTek is not subject to any listing rules or listing standards. In May 2023, CooTek’s independent directors resigned from its board of directors and CooTek’s board of directors resolved to dissolve the audit committee, the compensation committee and the nominating and corporate governance committee. CooTek’s board of directors has assumed the functions and responsibilities of these committees since May 2023. There are no independent directors on CooTek’s board of directors as of the date of this annual report. For risks relating to CooTek’s current corporate governance practice, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As CooTek is an exempted company incorporated in the Cayman Islands and not listed on any stock exchange, its corporate governance practices may differ significantly from those of companies incorporated in Delaware or other states in the United States or those of companies listed on a stock exchange, and these practices may afford less protection to shareholders.”

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

D.Employees

We had 385, 181 and 106 employees as of December 31, 2021, 2022 and 2023, respectively. The following table sets forth the breakdown of our employees by function as of December 31, 2023:

Function:	Number of Employees
Research and development	52
Sales and marketing	6
Operations	19
General and administrative	29
Total	106

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

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2024, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% of our total outstanding shares.

The calculations in the table below are based on 4,591,030,991 Class A ordinary shares (excluding treasury stocks and shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) and 246,224,465 Class B ordinary shares outstanding as of March 31, 2024.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
					% of
	Class A	Class B	Total	% of	Aggregate
	Ordinary	Ordinary	Ordinary	Beneficial	Voting
	Shares	Shares	Shares	Ownership	Power***
Directors and Executive Officers**
Karl Kan Zhang(1)	104,285,750	246,224,465	350,510,215	7.2	58.2
Susan Qiaoling Li(2)	220,624,465	—	220,624,465	4.6	2.1
Michael Jialiang Wang(3)	167,036,665	—	167,036,665	3.5	1.6
Glen Qian Sun	—	—	—	—	—
All Directors and Executive Officers as a Group	491,946,880	246,224,465	738,171,345	15.2	61.8
Principal Shareholders:
HSG GF Holdco III-A, Ltd.(4)	555,204,772	—	555,204,772	11.5	5.2
Qiming Funds(5)	540,786,459	—	540,786,459	11.2	5.0
SIG China Investments Master Fund III, LLLP(6)	423,583,387	—	423,583,387	8.8	3.9
Kan’s Global CoolStuff Investment Inc.(1)(7)	—	246,224,465	246,224,465	5.1	57.3
*	Less than 1% of our total outstanding shares.
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

(1)	Represents (i) 246,224,465 Class B ordinary shares held by Kan’s Global CoolStuff Investment Inc., a British Virgin Islands company, (ii) 94,285,750 Class A ordinary shares in the form of ADSs held by Karl Kan Zhang, and (iii) 10,000,000 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after the date of this annual report held by Karl Kan Zhang. Kan’s Global CoolStuff Investment Inc. is wholly owned by Kan’s Universe Investment Limited, a British Virgin Islands company, which is ultimately owned by Karl’s Global CoolStuff Investment Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Karl Kan Zhang is the settlor of this trust, and Mr. Zhang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Zhang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of CooTek held by Kan’s Global CoolStuff Investment Inc. Mr. Zhang is the sole director of Kan’s Global CoolStuff Investment Inc. The registered office of Kan’s Global CoolStuff Investment Inc. is at Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(2)	Represents (i) 215,624,465 Class A ordinary shares held by LQL Global Innovation Investment Inc., a British Virgin Islands company, and (ii) 5,000,000 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after the date of this annual report held by Susan Qiaoling Li. LQL Global Innovation Investment Inc. is wholly owned by LQL International Limited, a British Virgin Islands company, which is ultimately owned by LQL International Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Susan Qiaoling Li is the settlor of this trust, and Ms. Li and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of CooTek held by LQL Global Innovation Investment Inc. Ms. Li is the sole director of LQL Global Innovation Investment Inc. The registered office of LQL Global Innovation Investment Inc. is at Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(3)	Represents (i) 165,874,465 Class A ordinary shares and (ii) 1,162,200 Class A ordinary shares in the form of ADSs held by Jialiang’s Global Creativity Investment Inc., a British Virgin Islands company. Jialiang’s Global Creativity Investment Inc. is wholly owned by MWRT Global Limited, a British Virgin Islands company, which is ultimately owned by Ivy Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Michael Jialiang Wang is the settlor of this trust, and Mr. Wang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of CooTek held by Jialiang’s Global Creativity Investment Inc. Mr. Wang is the sole director of Jialiang’s Global Creativity Investment Inc. The registered office of Jialiang’s Global Creativity Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.
(4)	Represents (i) 534,404,772 Class A ordinary shares and (ii) 20,800,000 Class A ordinary shares in the form of ADSs held by HSG GF Holdco III-A, Ltd., formerly known as Sequoia Capital China GF Holdco III-A, Ltd. and an exempted company with limited liability incorporated in the Cayman Islands. Information regarding beneficial ownership is reported as of December 31, 2018, based on the information contained in the Schedule 13G filed by Sequoia Capital China GF Holdco Ltd. with SEC on February 14, 2019. The sole shareholder of HSG GF Holdco III-A, Ltd. is HongShan Capital Growth Fund III, L.P., formerly known as Sequoia Capital China Growth Fund III, L.P. The general partner of HongShan Capital Growth Fund III, L.P. is HSG Growth III Management, L.P., formerly known as SC China Growth III Management, L.P., whose general partner is HSG Holding Limited, formerly known as SC China Holding Limited. HSG Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Mr. Neil Nanpeng Shen. The registered office of HSG GF Holdco III-A, Ltd. is at Cricket Square, Hutchins Drive P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

(5)	Represents (i) 490,679,348 Class A ordinary shares held by Qiming Venture Partners II, L.P., a Cayman Islands exempted limited partnership; 42,966,564 Class A ordinary shares held by Qiming Venture Partners II-C, L.P., a Cayman Islands exempted limited partnership; and (ii) 7,140,547 Class A ordinary shares by Qiming Managing Directors Fund II, L.P., a Cayman Islands exempted limited partnership. Information regarding beneficial ownership is reported as of December 31, 2022, based on the information contained in the Schedule 13G/A filed by Qiming Corporate GP II, Ltd. with SEC on February 14, 2023. Qiming Venture Partners II, L.P., Qiming Venture Partners II-C, L.P., and Qiming Managing Directors Fund II, L.P. are collectively referred to as Qiming Funds. The general partner of both Qiming Venture Partners II, L.P. and Qiming Venture Partners II-C, L.P. is Qiming GP II, L.P., a Cayman Islands exempted limited partnership. The general partner of both Qiming Managing Directors Fund II, L.P. and Qiming GP II, L.P. is Qiming Corporate GP II, Ltd., a Cayman Islands exempted limited company. Duane Ziping Kuang, Gary Edward Rieschel and Robert Brian Headley each owns approximately 33.33% of Qiming Corporate GP II, Ltd. The registered office of Qiming Funds is at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(6)	Represents 423,583,387 Class A ordinary shares held by SIG China Investments Master Fund III, LLLP, a Delaware limited liability limited partnership. Information regarding beneficial ownership is reported as of December 31, 2020, based on the information contained in the Schedule 13G/A filed by SIG China Investments Master Fund III, LLLP, SIG Asia Investment, LLLP, and Heights Capital Management, Inc. with SEC on February 16, 2021. SIG Asia Investment, LLLP, a Delaware limited liability limited partnership, is the investment manager for SIG China Investments Master Fund III, LLLP pursuant to an investment management agreement, and as such, has discretionary authority to vote and dispose of the Class A ordinary shares. Heights Capital Management, Inc., a Delaware Corporation, is the investment manager for SIG Asia Investment, LLLP pursuant to an investment management agreement, and as such, has the discretionary to dispose and vote the Class A ordinary shares. Mr. Authur Dantchik, in his capacity as president of SIG Asia Investment, LLLP, and vice president of Heights Capital Management, Inc. may also be deemed to have investment discretion over the shares held by SIG China Investments Master Fund III, LLLP. Mr. Dantchik disclaims any such investment discretion or beneficiary ownership with respect to these shares. The registered office of SIG China Investments Master Fund III, LLLP is at One Commence Center, 1201 N. Orange Street, Suite 715, Wilmington, DE, USA.
(7)	Represents 246,224,465 Class B ordinary shares held by Kan’s Global CoolStuff Investment Inc., a British Virgin Islands company. Kan’s Global CoolStuff Investment Inc. is wholly owned by Kan’s Universe Investment Limited, a British Virgin Islands company, which is ultimately owned by Karl’s Global CoolStuff Investment Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Karl Kan Zhang is the settlor of this trust, and Mr. Zhang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Zhang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of CooTek held by Kan’s Global CoolStuff Investment Inc. Mr. Zhang is the sole director of Kan’s Global CoolStuff Investment Inc. The registered office of Kan’s Global CoolStuff Investment Inc. is at Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2024, a total of 3,041,863,847 of our ordinary shares (including treasury stocks and shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) were held by three record holders in the United States. One of these holders is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 2,627,987,900 Class A ordinary shares (including treasury stocks and shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

In August 2021, a local branch of the Ministry of Culture and Tourism ordered to confiscate approximately RMB451,801 as illegal earnings from and imposed a fine of approximately RMB458,882 on Molihong for providing online publication to the public without any internet publication service license and providing online pornography publication to the public on Fengdu Novel.

In December 2022, a third-party company in mainland China brought a lawsuit against Shanghai Dengyong Information Technology Co., Ltd., a subsidiary of one of the VIEs, in Shanghai Minhang District People’s Court for copyright infringement. The plaintiff alleged that a short drama adapted from an online novel provided by Fengdu Novel infringed its copyright, and claimed for stopping the infringement and compensation of RMB1,000,000. In October 2023, this third-party company brought another lawsuit against Shanghai Dengyong Information Technology Co., Ltd. and Molihong in Shanghai Minhang District People’s Court for copyright infringement. The plaintiff alleged that the online novel mentioned above infringed its copyright, and claimed for the cessation of the infringement and compensation totaling RMB500,000. As of the date of this annual report, no conclusive judicial decision has been made with respect to these lawsuits.

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

B.Memorandum and Articles of Association

The following are summaries of material provisions of our seventh amended and restated memorandum and articles of association, as well as the Companies Act (As Revised), or the Companies Act, insofar as they relate to the material terms of our ordinary shares.

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

Voting Rights. In respect of all matters subject to a shareholders’ vote, on a poll, each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is, on a poll, entitled to twenty-five votes per share on all matters subject to vote at our general meetings. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy.

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

Liquidation. On the winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

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

Exempted Company. We are incorporated as an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is incorporated in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be incorporated as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act (As Revised) is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England.

In addition, the Companies Act (As Revised) differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act (As Revised) applicable to us and the laws applicable to United States corporations and companies incorporated in the State of Delaware and their shareholders.

Mergers and Similar Arrangements. The Companies Act (As Revised) permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company.

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to, amongst other matters, the solvency of the consolidated or surviving company, a statement of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement. provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act (As Revised) also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of our company to challenge actions where:

●	an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	an act which constitutes a fraud against the minority where the wrongdoer are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our memorandum and articles of association permit indemnification of officers and directors for all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such person in or about their conduct of our business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such persons in defending (whether successfully or otherwise) any civil proceedings concerning us or our affairs in any court whether in the Cayman Islands or elsewhere, unless such losses or damages arise from dishonesty, wilful defraud or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.

In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company:

●	a duty to act in good faith in the best interests of the company,
●	a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so),
●	a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and
●	a duty to exercise powers for the purpose for which such powers were intended.

A director of a Cayman Islands company owes to the company a duty of care, diligence and skill. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our currently effective memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of all shareholders who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act (As Revised) does not provide shareholders with an express right to put forth any proposal before a general meeting of the shareholders. However, the Companies Act may provide shareholders with limited rights to requisition a general meeting but such rights must be stipulated in the articles of association of the company.

Under our memorandum and articles of association, any one or more shareholders holding in aggregate not less than one-third of the voting rights attaching to all issued and outstanding shares of the Company that as at the date of deposit of the requisition carry the right to vote at our general meetings shall at all times have the right, by written requisition to the board of directors or the secretary of the company, to require an extraordinary general meeting to be called by the board of directors for the transaction of any business specified in such requisition.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for election of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

There are no prohibitions relating to cumulative voting under the laws of the Cayman Islands, but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed by an ordinary resolution of our shareholders notwithstanding anything in our memorandum and articles of association or in any agreement between our company and such director (but without prejudice to any claim for damages under any such agreement).

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years.

This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

●	is or is likely to become unable to pay its debts; and
●	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Dissolution; Winding Up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our memorandum and articles of association, if our share capital is divided into more than one class of shares, we may materially adversely vary the rights attached to any class with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class by the holders of not less than two-thirds of the issued shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under Cayman Islands law, our memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.

In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Inspection of Books and Records. Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Shareholders of Cayman Islands exempted companies like us have no general right under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by our shareholders) or obtain copies of the list of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. However, we intend to provide our shareholders with annual reports containing audited financial statements.

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

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange and Dividend Distribution.”

E.Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

According to Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of estate duty or inheritance tax. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our ADSs or ordinary shares (by vote or value), holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, investors required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address the U.S. federal estate and gift tax or minimum tax consequences of the acquisition or ownership of our ADSs or ordinary shares or the Medicare tax. Each U.S. Holder is urged to consult its tax advisor regarding the application of United States federal taxation to its particular circumstances, and the state, local, non-United States and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

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

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

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

Although the law in this regard is not entirely clear, we treat the VIEs as being owned by us for United States federal income tax purposes because, in accordance with contractual arrangements, we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we have a “controlling financial interest” in the VIEs (as defined in FASB ASC 810), and we are considered the primary beneficiary of the VIEs for accounting purposes. We therefore consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the stock of the VIEs for United States federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIEs for United States federal income tax purposes, we do not believe that we were a PFIC for our taxable year ended December 31, 2023, and we do not presently expect to be a PFIC for the current taxable year. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis and will depend, in part, upon the composition of our income and assets and the value of our assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or future taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent decline in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and our assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

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

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution we pay will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs, but not our Class A ordinary shares, were traded on the New York Stock Exchange, or the NYSE, which is an established securities market in the United States, from September 2018 to May 2022. On June 16, 2022, our ADSs were delisted from the NYSE and subsequently quoted on the OTC Pink Limited Information, which are not considered established securities markets in the United States for these purposes, under the symbol “CTKYY.” See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—The delisting of our ADSs from the NYSE may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.” If our ADSs remain delisted from the NYSE and are not otherwise readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed as dividend income from a qualified foreign corporation.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. We may, however, be eligible for the benefits of the United States-PRC income tax treaty, or the Treaty, (which the Secretary of Treasury of the United States has determined is satisfactory for the purpose of being a “qualified foreign corporation”). If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any gain or loss will be capital gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in mainland China, such gain may be treated as PRC source gain under the Treaty. Pursuant to the United States Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the United States Treasury Regulations.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, each, a pre-PFIC year, will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
●	increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each

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

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments we held that are treated as an equity interest in a PFIC for United States federal income tax purposes.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollars would have an adverse effect on Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollars against Renminbi would have a negative effect on the U.S. dollars amounts available to us.

As of December 31, 2023, we had RMB-denominated cash, cash equivalents and restricted cash of RMB6.5 million, HKD-denominated cash, cash equivalents and restricted cash of HKD0.6 million, and U.S. dollars-denominated cash, cash equivalents and restricted cash of US$1.5 million. Assuming we had converted the U.S. dollars-denominated cash, cash equivalents and restricted cash of US$1.5 million into RMB at the exchange rate of US$1.00 for RMB7.0999 as of December 29, 2023, an 10% appreciation or depreciation of RMB against the U.S. dollars as of December 31, 2023, would result in a decrease or an increase of RMB1.1 million in our cash, cash equivalents and restricted cash, respectively. Assuming we had converted the HKD-denominated cash, cash equivalents and restricted cash of HKD0.6 million into RMB at the exchange rate of HKD1.00 for RMB0.9035 as of December 29, 2023, an 10% appreciation or depreciation of RMB against HKD as of December 31, 2023, would result in a decrease or an increase of RMB0.1 million in our cash, cash equivalents and restricted cash, respectively.

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

Up to US$0.05 per ADS issued
Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS canceled
Distribution of cash dividends	Up to US$0.05 per ADS held
Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2023, we did not receive reimbursement from the depositary.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chairman of the board of directors, chief executive officer and our acting chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023.

Based upon that evaluation, our management, with the participation of our chairman of the board of directors, chief executive officer and acting chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information that we are required to disclose in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the exchange Act), under the supervision and with the participation of our chairman of the board of directors, chief executive officer and acting chief financial officer, our management conducted an assessment of the effectiveness of internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management determined that our internal control over financial reporting was effective as of December 31, 2023.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

(c) Attestation Report of the Registered Public Accounting Firm

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

As of December 31, 2023, based on the measures implemented as described above, while we need to continue to improve our internal controls process, our management concluded the material weakness has been remediated while the significant deficiency remains as we are still in the process of completing our implementation of remediation measures. We are in the process of implementing remediation measures to remediate the significant deficiency. However, we cannot assure you that we will remediate our deficiencies in a timely manner.

As we are a “non-accelerated filer,” our independent registered public accounting firm were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2023. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.”

(d) Changes in Internal Control Over Financial Reporting

Other than as described above, there have been no changes in our company’s internal control over financial reporting during the period ended December 31, 2023 that have materially affected our company’s internal controls over financial reporting.

ITEM 16.[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

CooTek’s board of directors has determined that CooTek does not have an audit committee financial expert as of the date of this annual report.

CooTek’s board of directors assumes the functions and responsibilities of audit committees. We believe that retaining an independent director who would qualify as an audit committee financial expert would be overly costly and burdensome considering the current scale of CooTek.

ITEM 16B.CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in August 2018. We have posted a copy of our code of business conduct and ethics on our website at ir.cootek.com.

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

	For the Year Ended
	December 31,
	2022	2023

	(in US$ thousands)
Audit fees (1)	547	259
Audit-related fees (2)	70	—
Tax fees (3)	7	7

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements. We paid or accrued audit fees of US$0.2 million and US$0.1 million related to Deloitte in 2022 and 2023. We paid or accrued audit fees of US$0.4 million and US$0.2 million related to Shandong Haoxin in 2022 and 2023, respectively.
(2)	“Audit-related fees” includes the aggregate fees billed for the professional services rendered by our principal auditors for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Audit-related fees in 2022 were to support our responses to the comments from the staff of the SEC regarding our annual report on Form 20-F for the fiscal year ended December 31, 2021 and the filing of Amendment No. 1 on Form 20-F/A to amend our annual report on Form 20-F for the fiscal year ended December 31, 2021. In 2022, we paid or accrued audit-related fees of US$70 thousand related to Deloitte, and did not pay or accrue audit-related fees related to Shandong Haoxin. We did not pay or accrue audit-related fees in 2023.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning. We paid or accrued tax fees of US$7 thousand and US$7 thousand related to Deloitte in 2022 and 2023, respectively. We did not pay or accrue tax fees related to Shandong Haoxin.

The policy of our board of directors is to pre-approve all audit and other service provided by our independent registered public accounting firms, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the board of directors of the Company prior to the completion of the audit.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The disclosure required by this Item 16F has previously been disclosed in Item 16F of our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 26, 2023.

ITEM 16G.CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.CYBERSECURITY

Risk Management and Strategy

We have implemented robust processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have established a comprehensive information security framework that includes a dynamic and multi-layered cybersecurity defense system to effectively mitigate both internal and external cyber threats. We have implemented an information security emergency response mechanism, categorizing security incidents into four main types: cyber-attack incidents, malicious program incidents, information leakage incidents, and information security incidents, and developed emergency response plans for each type of incident. Our cybersecurity defense system spans multiple security domains, including network, host, and application layers. It integrates a range of security capabilities such as threat defense, continuous monitoring, in-depth analysis, rapid response, as well as strategic deception and countermeasures. Our approach to managing cybersecurity risks and safeguarding sensitive data is multi-faceted, involving technological safeguards, procedural protocols, a rigorous program of surveillance on our corporate network, ongoing internal and external evaluations of our security measures, a solid incident response plan, and regular cybersecurity training sessions for our employees. Furthermore, we have implemented a comprehensive information security monitoring system that forecasts and issues timely warnings regarding potential or ongoing information security emergencies, including cybersecurity threats. Our IT department is actively engaged in continuous monitoring of our application, platforms and infrastructure to ensure prompt identification and response to potential issues, including emerging cybersecurity threats.

We do not engage any assessors, consultants, auditors, or other third parties in connection with processes for assessing, identifying, and managing material risks from cybersecurity threats. As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing our cybersecurity risk management. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, presented by our chief executive officer, principal financial officer and cybersecurity officer on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our chief executive officer, principal financial officer and cybersecurity officer.

Our disclosure committee, which is comprised of our chief executive officer, principal financial officer and cybersecurity officer, is responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. Our cybersecurity officer possesses extensive experience in information security risk management and compliance, particularly in the internet technology industry, and holds a data security capability maturity model assessor certification issued by the Guizhou Big Data Protection Engineering Research Center. Our disclosure committee reports to our board of directors on (i) a quarterly basis on updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of CooTek (Cayman) Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1

Seventh Amended and Restated Memorandum and Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1, as amended, initially filed on August 16, 2018 (File No. 333226867))

2.1

Specimen American Depositary Receipt of the Registrant (included in Exhibit 2.4) (incorporated by reference to Exhibit 2.1 from our annual report on Form 20-F (File No. 001-38665) filed with the SEC on April 26, 2023)

2.2

Specimen Certificate for Class A Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the SEC on August 16, 2018)

2.3

Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares dated September 27, 2018 (incorporated by reference to Exhibit 2.3 from our annual report on Form 20-F (File No. 001-38665) filed with the SEC on April 29, 2022)

2.4

Amendment No. 1 to the Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares dated May 9, 2022 (incorporated by reference to Exhibit 2.4 from our annual report on Form 20-F (File No. 001-38665) filed with the SEC on April 26, 2023)

2.5

Fifth Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated January 10, 2017 (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the SEC on August 16, 2018)

2.6

Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.6 from our annual report on Form 20-F (File No. 001-38665) filed with the SEC on April 26, 2023)

4.1	Amended and Restated 2012 Stock Incentive Plan (incorporated by reference to Exhibit 4.1 from our annual report on Form 20-F (File No. 001-38665) filed with the SEC on April 26, 2023)
4.2	2018 Share Incentive Plan(incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the SEC on August 16, 2018)
4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the SEC on August 16, 2018)

4.4

Form of Employment Agreement between the Registrant and executive officers of the Registrant (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the SEC on August 16, 2018)

4.5

Executed form of exclusive business cooperation agreement between Shanghai Chule (CooTek) Information Technology Co., Ltd. and a VIE, as currently in effect, and a schedule of all executed exclusive business cooperation agreements adopting the same form in respect of each of the VIEs (incorporated by reference to Exhibit 4.5 from our annual report on Form 20-F (File No. 001-38665) filed with the SEC on April 20, 2020)

4.6

Executed form of exclusive purchase option agreements among Shanghai Chule (CooTek) Information Technology Co., Ltd. and each shareholder of the VIEs, as currently in effect, and a schedule of all executed exclusive purchase option agreements adopting the same form in respect of each of the VIEs (incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F (File No. 001-38665) filed with the SEC on April 20, 2020)

Exhibit Number	Description of Document

4.7

Executed form of equity pledge agreements among Shanghai Chule (CooTek) Information Technology Co., Ltd. and each shareholder of the VIEs, as currently in effect, and a schedule of all equity pledge agreement adopting the same form in respect of each of the VIEs (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F (File No. 001-38665) filed with the SEC on April 20, 2020)

4.8

Executed form of powers of attorney granted by each shareholder of the VIEs, as currently in effect, and a schedule of all powers of attorney adopting the same form in respect of each of the VIEs (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F (File No. 001-38665) filed with the SEC on April 20, 2020)

4.9

Executed form of loan agreement between Shanghai Chule (CooTek) Information Technology Co., Ltd. and each shareholder of the VIEs, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of each of the VIEs (incorporated by reference to Exhibit 4.9 from our annual report on Form 20-F (File No. 001-38665) filed with the SEC on April 20, 2020)

4.10

The form spouse consent letter signed by each spouse of the shareholders of the VIEs, as currently in effect (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (File No. 001-38665) filed with the SEC on April 20, 2020)

4.11

Series D-1 Preferred Share Purchase Agreement between the Registrant and other parties dated January 10, 2017 (incorporated by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the SEC on August 16, 2018)

4.12

The form of audience network terms between Facebook, Inc. and Facebook Ireland Limited and us (incorporated by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the SEC on August 16, 2018)

4.13

The form of Google DoubleClick Platform Services Terms and Conditions between Google Inc. and us (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the SEC on August 16, 2018)

4.14

The form of Google AdSense Online Terms of Service between Google Inc. and us (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the SEC on August 16, 2018)

4.15

The form of Chuan Shan Jia Distribution Cooperation Agreement signed by certain VIEs and a schedule of all executed Chuan Shan Jia Distribution Cooperation Agreements adopting the same form in respect of each of these VIEs (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (File No. 001-38665), filed with the SEC on April 26, 2021)

4.16

Securities Purchase Agreement between the Registrant and Mercer Street Global Opportunity Fund LLC, dated August 16, 2021 (incorporated by reference on Exhibit 10.1 from our Form 6-K (File No. 001-38665), filed on August 16, 2021)

4.17*	The form of AppLovin Terms of Use Agreement between AppLovin Corporation and the Registrant
8.1*	List of Principal Subsidiaries and Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the SEC on August 16, 2018)

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.1**	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm
15.2*	Consent of Shandong Haoxin Certified Public Accountants Co., Ltd., an independent registered public accounting firm
15.3*	Consent of JunHe LLP
15.4*	Consent of Maples and Calder (Hong Kong) LLP
15.5

Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Commission (incorporated by reference to Exhibit 15.5 from our annual report on Form 20-F (File No. 001-38665) filed with the SEC on April 26, 2023)

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
Name: Karl Kan Zhang
Title: Chairman of the Board of Directors, Chief Technology Officer and Acting Chief Financial Officer

Date: April 30, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of CooTek (Cayman) Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CooTek (Cayman) Inc., its subsidiaries and its consolidated variable interest entities (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2(a) to the financial statements, the Company changed the ratio of ADSs to its Class A ordinary shares in May 2022. The earnings per ADS in the financial statements have been retrospectively adjusted for the year ended December 31, 2021. Our procedures included but were not limited to recalculating and inspecting supporting documents. In our opinion, such retrospective adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2021 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2021 consolidated financial statements taken as a whole.

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

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Explanatory Paragraph—Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the financial statements, facts and circumstances include accumulated and recurring losses from operations, negative cash flows from operating activities and negative working capital as of December 31, 2023. These adverse conditions indicate that there is substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(a). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Shandong Haoxin Certified Public Accountants Co., Ltd.

We have served as the Company’s auditor since 2022.

Weifang, People’s Republic of China

April 30, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of CooTek (Cayman) Inc.

Opinion on the Financial Statements

We have audited, before the effects of the retrospective adjustments relating to the effects of the change in ADS ratio as disclosed in Note 2(a) to the consolidated financial statements, the accompanying consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows of CooTek (Cayman) Inc., its subsidiaries and its consolidated variable interest entities (the “Company”) for the year ended December 31, 2021 and the related notes and the schedule listed in the Schedule I, (collectively referred to as the “financial statements”) (the 2021 financial statements before the effects of the retrospective adjustments as disclosed in Note 2(a) to the financial statement are not presented herein). In our opinion, the 2021 financial statements, before the effects of the retrospective adjustments as disclosed in Note 2(a) to the financial statements, present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to the retrospective adjustments as disclosed in Note 2(a) to the financial statements, and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

COOTEK (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2022	2023
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		9,724,925	2,436,369
Restricted cash	2(f)	60,206	40,202
Short-term investments		50,059	50,074
Accounts receivable, net of allowance for credit losses of US$159,414 and US$43,734 as of December 31, 2022 and 2023, respectively	3	4,949,244	2,334,607
Prepaid expenses and other current assets	4	4,443,670	3,384,207
Total current assets		19,228,104	8,245,459
Property and equipment, net	5	912,633	90,501
Intangible assets, net	6	89,532	15,625
Operating lease right-of-use assets	2(r)	782,719	472,053
Long-term investments	7	276,600	258,038
Other non-current assets		95,699	199,824
TOTAL ASSETS		21,385,287	9,281,500
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities (including amounts of the consolidated VIEs without recourse to the Company. See Note 2(b)):
Accounts payable		8,171,310	4,425,136
Short-term borrowings	8	861,500	705,945
Accrued salary and benefits		4,007,449	1,142,038
Operating lease liabilities, current	2(r)	328,046	315,953
Accrued expenses and other current liabilities	9	4,257,554	2,199,751
Convertible notes	10	1,754,656	—
Derivative liabilities	10	—	—
Deferred revenue		175,375	643,997
Total current liabilities		19,555,890	9,432,820
Other non-current liabilities		209,439	73,320
Operating lease liabilities, non-current	2(r)	489,122	165,015
TOTAL LIABILITIES		20,254,451	9,671,155
Commitments and contingencies	17
Shareholders’ deficit:
Class A ordinary shares (US$0.00001 par value; 13,750,000,000 shares authorized as of December 31, 2022 and 2023; 4,591,030,991 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	13	45,910	45,910
Class B ordinary shares (US$0.00001 par value; 250,000,000 shares authorized; 246,224,465 shares issued and outstanding as of December 31, 2022 and 2023)	13	2,462	2,462
Additional paid-in capital		217,540,733	218,245,298
Accumulated deficit		(214,327,424)	(216,923,365)
Accumulated other comprehensive loss		(2,130,845)	(1,759,960)
Total shareholders’ deficit		1,130,836	(389,655)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		21,385,287	9,281,500

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the years ended
		December 31,
	Note	2021	2022	2023
		US$	US$	US$
Net revenues	2(n)	272,145,821	83,926,614	31,976,268
Cost of revenues (including share-based compensation expense of US$142,404, US$(22,682) and US$21,434 in 2021, 2022 and 2023, respectively)		(32,825,888)	(13,070,923)	(6,035,768)
Gross profit		239,319,933	70,855,691	25,940,500
Operating expenses:
General and administrative expenses (including share-based compensation expense of US$1,754,275, US$1,237,663 and US$512,837 in 2021, 2022 and 2023, respectively)		(17,815,839)	(11,907,809)	(4,384,720)
Research and development expenses (including share-based compensation expense of US$1,716,316, US$545,673 and US$180,355 in 2021, 2022 and 2023, respectively)		(34,433,316)	(15,523,180)	(7,210,687)
Sales and marketing expenses (including share-based compensation expense of US$103,324, US$59,974 and US$(10,061) in 2021, 2022 and 2023, respectively)		(200,235,468)	(44,378,533)	(17,674,610)
Other operating income (loss), net	11	4,453,462	2,441,559	793,685
Total operating expenses		(248,031,161)	(69,367,963)	(28,476,332)
(Loss) income from operations		(8,711,228)	1,487,728	(2,535,832)
Interest (expenses) income, net		(5,689,947)	(1,362,001)	(28,443)
Impairment loss of investment	7	(248,140)	—	—
Foreign exchange (loss) gain, net		(219,642)	(93,145)	(10,829)
Fair value change of derivatives	10	1,108,648	553,707	—
(Loss) income before income taxes		(13,760,309)	586,289	(2,575,104)
Income tax expenses	12	(51,970)	(9,058)	(20,837)
Share of loss in equity method investment	7	(65,084)	(62,217)	—
Net (loss) income		(13,877,363)	515,014	(2,595,941)
Deemed dividend in relation to the convertible notes	10	(1,368,866)	—	—
Net (loss) income attributable to ordinary shareholders		(15,246,229)	515,014	(2,595,941)
Net (loss) income per ordinary share:	16
Basic		(0.005)	0.0001	(0.0005)
Diluted		(0.005)	0.0001	(0.0005)
Net (loss) income per American Depositary Shares (“ADS”) (each of ADS represents 650 Class A ordinary shares):
Basic		(3.00)	0.07	(0.35)
Diluted		(3.00)	0.07	(0.35)
Weighted average shares used in calculating net loss per ordinary share:
Basic		3,303,168,725	4,591,748,099	4,837,255,456
Diluted		3,303,168,725	4,592,307,849	4,837,255,456

Note: Basic and diluted earnings per ADS for the years ended December 31, 2021 have been retrospectively adjusted for the ADS ratio change that were effective on May 9, 2022. Refer to Note 2(a) for additional information.

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the years ended
	December 31,
	2021	2022	2023
	US$	US$	US$
Net (loss) income	(13,877,363)	515,014	(2,595,941)
Other comprehensive (loss) income
Foreign currency translation adjustments, net of tax of nil	202,020	(217,949)	370,885
Comprehensive (loss) income attributable to CooTek (Cayman) Inc.	(13,675,343)	297,065	(2,225,056)
Deemed dividend in relation to convertible note (see Note 10)	(1,368,866)	—	—
Total comprehensive (loss) income attributable to ordinary shares of CooTek (Cayman) Inc.	(15,044,209)	297,065	(2,225,056)

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

									Accumulated
							Additional		other	Total
	Class A		Class B				paid-in	Accumulated	comprehensive	shareholders’
	Ordinary shares		Ordinary shares		Treasury Shares		capital	deficit	(loss) income	equity (deficit)
	Shares	US$	Shares	US$	Shares	US$	US$	US$	US$	US$

Balance at January 1, 2021	2,845,646,241	28,456	246,224,465	2,462	44,511,050	(4,672,334)	193,918,852	(200,965,075)	(2,114,916)	(13,802,555)
Net Loss	—	—	—	—	—	—	—	(13,877,363)	—	(13,877,363)
Issuance of ordinary shares upon vesting of restricted shares (Note 15)	5,051,850	51	—	—	—	—	(51)	—	—	—
Repurchase of ordinary shares (Note 14)	—	—	—	—	24,237,100	(1,322,195)	—	—	—	(1,322,195)
Conversion of convertible notes (Note 10)	481,038,200	4,810	—	—	(63,248,150)	5,229,132	13,607,968	—	—	18,841,910
Beneficial conversion feature on convertible notes (Note 10)	—	—	—	—	—	—	(1,368,866)	—	—	(1,368,866)
Commitment fee paid to holders of convertible notes through issuance of treasury shares (Note 10)	—	—	—	—	(5,500,000)	765,397	(436,247)	—	—	329,150
Issuance of ordinary shares upon follow-on public offering, net of issuance cost (Note 13)	49,501,700	495	—	—	—	—	1,199,505	—	—	1,200,000
Exercise of share options (Note 15)	10,571,200	106	—	—	—	—	81,355	—	—	81,461
Share-based compensation	—	—	—	—	—	—	3,716,319	—	—	3,716,319
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	202,020	202,020
Balance at December 31, 2021	3,391,809,191	33,918	246,224,465	2,462	—	—	210,718,835	(214,842,438)	(1,912,896)	(6,000,119)
Net Income	—	—	—	—	—	—		515,014	—	515,014
Issuance of ordinary shares upon vesting of restricted shares (Note 15)	1,143,100	11	—	—	—	—	(11)	—	—	—
Conversion of convertible notes (Note 10)	1,195,980,950	11,960	—	—	—	—	5,000,992	—	—	5,012,952
Exercise of share options (Note 15)	2,097,750	21	—	—	—	—	289	—	—	310
Share-based compensation	—	—	—	—	—	—	1,820,628	—	—	1,820,628
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(217,949)	(217,949)
Balance at December 31, 2022	4,591,030,991	45,910	246,224,465	2,462	—	—	217,540,733	(214,327,424)	(2,130,845)	1,130,836
Net Loss	—	—	—	—	—	—	—	(2,595,941)	—	(2,595,941)
Share-based compensation	—	—	—	—	—	—	704,565	—	—	704,565
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	370,885	370,885
Balance at December 31, 2023	4,591,030,991	45,910	246,224,465	2,462	—	—	218,245,298	(216,923,365)	(1,759,960)	(389,655)

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2021	2022	2023
	US$	US$	US$
Cash flows from operating activities:
Net (Loss) income	(13,877,363)	515,014	(2,595,941)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,772,121	1,803,031	379,539
Provision (reversal) for credit losses	240,658	108,146	(90,526)
Impairment loss of investment	248,140	—	—
Share-based compensation expense	3,716,319	1,820,628	704,565
Amortization of issuance cost and debt discounts related to convertible notes	5,647,358	1,337,672	51,797
Change in fair value of derivatives	(1,108,648)	(553,707)	—
Gain on disposal of property and equipment	(33,817)	(199,442)	(386,915)
Noncash lease expense	1,580,933	1,193,216	298,002
Share of loss in equity method investment	65,084	62,217	—
Changes in assets and liabilities:
Accounts receivable	6,993,094	15,841,979	2,687,831
Prepaid expenses and other current assets	1,397,809	5,804,641	1,090,622
Other non-current assets	177,780	636,892	(106,459)
Accounts payable	(48,466,953)	(17,484,903)	(3,613,124)
Accrued salary and benefits	(4,807,311)	(9,525)	(2,831,392)
Accrued expenses and other current liabilities	(2,178,255)	(6,629,926)	(2,175,269)
Operating lease liabilities	(1,839,838)	(885,014)	(322,991)
Deferred revenue	(2,429,459)	(1,945,855)	485,700
Other non-current liabilities	(141,341)	(113,866)	(136,118)
Net cash (used in) provided by operating activities	(51,043,689)	1,301,198	(6,560,679)
Cash flows from investing activities:
Purchases of property and equipment and intangible assets	(1,464,575)	(1,294)	(76,458)
Proceeds from disposal of property and equipment	133	569,447	1,022,200
Purchases of long-term investments	(314,091)	(57,433)	—
Proceeds from reclaim of long-term investments	—	11,139	14,314
Net cash (used in) provided by investing activities	(1,778,533)	521,859	960,056
Cash flows from financing activities:
Proceeds from short-term borrowings	83,146,674	6,255,905	1,422,613
Repayment of short-term borrowings	(85,229,391)	(14,126,509)	(1,573,396)
Proceeds from issuance of ordinary shares upon exercise of options	81,339	542	—
Proceeds from issuance of convertible notes, net of debt discounts and issuance cost of US$2.8 million	27,175,000	—	—
Repayment of convertible notes	(4,181,918)	(3,745,955)	(1,806,453)
Proceeds from issuance of ordinary shares upon follow-on public offering	1,390,000	—	—
Cash paid for issuance costs	(159,624)	—	—
Payment of share repurchase	(1,322,195)	—	—
Net cash provided by (used in) financing activities	20,899,885	(11,616,017)	(1,957,236)
Net decrease in cash, cash equivalents, and restricted cash	(31,922,337)	(9,792,960)	(7,557,859)
Cash, cash equivalents, and restricted cash at beginning of year	49,622,714	18,431,209	9,785,131
Effect of exchange rate changes on cash, cash equivalents and restricted cash	730,832	1,146,882	249,299
Cash, cash equivalents, and restricted cash at end of year	18,431,209	9,785,131	2,476,571
Supplemental disclosure of cash flow information:
Income taxes paid	51,970	3,159	26,736
Interest paid	721,276	504,134	86,893
Cash paid for amounts included in the measurement of operating lease liabilities	1,666,271	927,257	409,100
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	199,474	759,530	—
Supplemental disclosure of noncash investing and financing activities:
Purchases of property and equipment included in payables	54,814	—	—
Conversion of convertible notes into ordinary shares	17,473,045	5,012,952	—
Deemed dividend from issuance of convertible notes	1,368,866	—	—
Commitment fees on convertible notes through issuance of treasury shares	329,150	—	—
Reconciliation in amounts on consolidated balance sheets:
Cash and cash equivalents	18,232,130	9,724,925	2,436,369
Restricted cash	199,079	60,206	40,202
Total cash, cash equivalents, and restricted cash	18,431,209	9,785,131	2,476,571

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.Organization and Principal Activities

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

The Group’s revenue declined from US$272.1 million in 2021 to US$83.9 million in 2022 and further to US$32.0 million in 2023. As of December 31, 2023, the Group’s current liabilities exceeded its current assets by US$1.2 million, compared to US$0.3 million as of December 31,2022. The Group incurred a net loss of US$2.6 million and negative cash flows from operating activities of US$6.6 million in 2023, and recorded an accumulated deficit of US$216.9 million as of December 31, 2023.

These adverse conditions and events indicate raise substantial doubt about the Group’s ability to continue as a going concern. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan covering the next twelve months to enhance its operating cash flow, obtain capital financing from investors and borrowings from commercial banks to fund its general operations including its marketing activities. The Group’s ability to continue as a going concern is dependent on the following factors:

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(a)          Basis of Presentation (Continued)

●	The successful implementation of a balanced development approach between growth and profitability. To implement the plans, the Group plans to restructuring its portfolio products by focusing resources on more profitable businesses, such as pan-entertainment mobile applications in overseas markets. The Group also plans to continue to implement its cost-control initiative so as to improve cost and expense efficiency. Specifically, The Group plans to continue to terminate the operations of non-performing and under-performing scenario-based mobile apps, and reduce sales and marketing expenses to acquire new users.
●	In January 2024, the Group entered into a credit facility agreement guaranteed by founder’s assets with a commercial bank with a credit facility of US$2.5 million, which will expire by January 2025. As of April 26, 2024, the Group has fully drawn down US$2.5 million. The Group plans to renew its short-term bank borrowings if needed. However, there is no assurance that the Group will be successful in renewing this short-term credit facility.
●	The Group will continue to seek external financing to improve its liquidity position to fund continuing operations, though there is no assurance that the Group will be successful in obtaining sufficient funding on terms acceptable to the Group.

Management has concluded, after giving consideration to its plans as noted above, that the Group has sufficient cash and liquidity to fund its operations for one year from the date of the issuance of the consolidated financial statements. Accordingly, the consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. However, there is a material uncertainty relating the Group’s successful implementation of management’s business plans which lacks of sufficient historical data for evidence and there is no assurance the Group will be able to obtain additional financing or renew its current bank borrowings to fund its operations. These adverse condition and events and material uncertainties relating to management’s plan give rise to substantial doubt as to whether the Group will continue as a going concern and therefore whether it will realize its assets and discharge its liabilities in the normal course of business and at the amounts stated in the financial statements. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the Group not continue as a going concern.

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

2.Summary of Significant Accounting Policies (Continued)

(b)         Principles of Consolidation (Continued)

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

2.Summary of Significant Accounting Policies (Continued)

(b)          Principles of Consolidation (Continued)

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

	As of December 31,
	2022	2023
	US$	US$
ASSETS
Cash and cash equivalents	2,087,760	283,530
Restricted cash	206	—
Accounts receivable, net	1,031,662	221,848
Prepaid expense and other assets	1,879,727	1,730,359
Long-term investments	276,600	—
Property and equipment, net	108,957	8,191
Operating lease right-of-use assets	212,517	132,080
Other non-current assets	21,280	98,551
Total Assets	5,618,709	2,474,559
LIABILITIES
Accounts payable	3,300,720	1,582,409
Accrued salary and benefits	874,763	152,145
Accrued expenses and other current liabilities	2,353,038	767,641
Deferred revenue	104,711	48,636
Operating lease liabilities, current	84,813	88,403
Operating lease liabilities, non-current	136,857	46,171
Total Liabilities	6,854,902	2,685,405

	For the years ended
	December 31,
	2021	2022	2023
	US$	US$	US$
Net revenues	101,383,320	31,296,937	5,752,574
Income (loss) from operations	(31,302,836)	17,304,119	93,144
Net (loss) income	(31,694,750)	17,177,101	59,026
Net cash (used in) provided by operating activities	(27,664,505)	(13,423,567)	(2,990,648)
Net cash (used in) provided by investing activities	(475,661)	43,397	273,659
Net cash provided by (used in) financing activities	4,772,782	6,436,801	(1,948,205)

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

Revenues of VIEs included in the consolidated financial statements mainly include revenue of advertising services. The VIEs contributed 37%, 39% and 18% of the Group’s consolidated net revenues for years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, the VIEs accounted for an aggregate of 26% and 27% respectively, of the consolidated total assets, and 34% and 28% respectively, of the consolidated total liabilities.

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

(c)          Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements including but not limited to estimated consumption rates at which consumable virtual items is consumed, allowance for credit losses, accruals for user incentive programs, valuation allowances of deferred tax assets, valuation of share-based compensation, and valuation of embedded derivative liabilities. Actual results may differ materially from those estimates.

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

The Group measures equity method investments at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques using the best information available, and may include future performance projections, discount rate and other assumptions that are significant to the measurements of fair value. An impairment charge to these investments is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. During the years ended December 31, 2021, 2022 and 2023, the Group recognized US$0.25 million, nil and nil of impairment loss of equity method investments, respectively.

Financial instruments not reported at fair value include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable, other current liabilities, short-term borrowings, and convertible note payable (see Note 10). The embedded monthly redemption right of the convertible note was measured at fair value and the Group determined these recurring fair value measurements reside primarily within Level 3 of the fair value hierarchy because the absence of observable inputs used in Monte Carlo simulation. The significant inputs applied in Monte Carlo simulation include expected volatility, dividend yield and present value discount rate. The carrying amounts of other financial instruments as of December 31, 2022 and December 31, 2023 were considered representative of their fair values due to their short-term nature.

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

(e)           Foreign Currency Translation (Continued)

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

For investments classified as held-to-maturity securities, the Group evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Group’s policy and ASC 320. The other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the investment’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. No impairment losses in relation to its short-term investments were recorded for the years ended December 31, 2021, 2022 and 2023.

(h)           Accounts Receivable, net

Accounts receivable, net represents those receivables derived from the ordinary course of business and are recorded net of allowance that reflects the Group’s best estimate of the amounts that will not be collected. In determining collectability of the accounts receivables, the Group considers factors in assessing the expected credit losses, including historical credit loss experience, credit quality of customers, aging of the receivables, financial condition of the customers and market trends, and specific facts and circumstances.

On January 1, 2023, the Group adopted ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, using the modified retrospective method. Expected credit losses are recorded as general and administrative expenses on the consolidated statements of operations.

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

(i)           Long-term Investments (Continued)

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

The Group recognized US$248,140, nil and nil of impairment loss to write down the long-term investments for the years ended December 31, 2021,2022 and 2023, respectively.

(j)           Property and Equipment, net

Property and equipment is recorded at cost less accumulated depreciation and impairment. Depreciation expense of long-lived assets is recorded as either cost of revenue or operating expenses, as appropriate. Depreciation is computed using the straight-line method over the following estimated useful lives by major asset category:

Electronic equipment	3 years
Office equipment and furniture	3 - 5 years
Motor vehicles	5 years
Leasehold improvements	Shorter of the lease term or expected useful life

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

(l)           Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Factors considered important that could result in an impairment review include, but are not limited to, significant under-performance relative to historical or planned operating results, significant changes in the manner of use or expected life of the assets or significant changes in business strategies. An impairment analysis is performed at the lowest level of identifiable cash flows for an asset or asset group based on valuation techniques such as discounted cash flow analysis. An impairment charge is recognized when the estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset, if any, are less than the carrying value of the asset net of other liabilities. The estimation of future cash flows requires significant management judgment and actual results may differ from estimated amounts. No impairment was recognized for the years ended December 31, 2021, 2022 and 2023.

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

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(n)         Revenue Recognition

Mobile Advertising

The Group generates majority of its revenue through mobile advertising and recognizes the revenue according to ASC Topic 606.The Group provides advertising services to customers for promotion of their brands and products through its pan-entertainment mobile applications, including online literature applications and mobile games. Online literature contributed approximately 38.3%, 46.7% and 47.3% of its advertising revenue in 2021, 2022 and 2023 respectively. Meanwhile, mobile games contributed approximately 53.2%, 50.3% and 48.6% of its advertising revenue in 2021, 2022 and 2023 respectively.

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

In-app purchase

The Group operates applications that allow users to download for free and also offer in-app purchases to users. In-app purchase revenue is primarily derived in the form of subscriptions and sale of in-app virtual currency to obtain virtual goods in mobile games or extra content in our online literature products (together, defined as “virtual items” or a “virtual item”).

Payments from users are non-refundable and relate to non-cancellable contracts for a fixed price that specify the Group’s obligations. The Group is primarily responsible for providing the service and virtual items, have control over the content and operation of applications, and have the discretion to establish the in-app purchases’ prices. Therefore, the Group is the principal and, accordingly revenues are recorded on a gross basis. The platform such as Apple App Store and Google Play collect proceeds from the users and remit the proceeds to us after deducting their respective platform fees. Payment processing fees paid to platform are recorded within cost of revenues.

In-app purchase revenue derived in the form of subscription is initially deferred and is recognized using the straight-line method over the term of the applicable subscription period.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(n)         Revenue Recognition (Continued)

For in-app purchase revenue derived from sale of in-app virtual currency, the satisfaction of the Group’s performance obligation is dependent on the nature of the virtual item purchased which is categorized as either consumable or durable.

●	Consumable: Consumable virtual items represent items that can be consumed by a specific user action. Consumable virtual items do not provide the user any continuing benefit after a short period of time following consumption. For the sale of consumable virtual items, the Group recognize revenue as the items are consumed which approximates in 60 days. The Group has determined through a review of user behavior that users generally do not purchase additional virtual currency until their existing virtual currency balances have been substantially consumed. This review, performed on an app-by-app basis, includes an analysis of users’ historical purchase behavior and consume behavior. Based upon this analysis, the Group has estimated the rate at which virtual items is consumed within each application. Accordingly, revenues are recognized using these estimated consumption rates. The Group monitors analysis of user behavior on a quarterly basis.
●	Durable: Durable virtual items represent items that are accessible to the user over an extended period of time. The Group recognizes revenue from the sale of durable virtual items ratably over the estimated service period for the applicable applications, which represents our best estimate of the average life of the durable virtual item.

The substantial majority of virtual items in the Group’s applications are consumable virtual items. The Group expects that in future periods, there will not be significant changes in the mix of consumable and durable virtual items offered and sold.

For the years ended December 31, 2022 and 2023, the Company recognized in-app purchase revenue of US$4,110,704 and US$6,470,995, respectively.

Others

The Group also generates other revenues mainly through licensing of online literature works and licensing of TouchPal Smart Input to certain device manufacturers. The revenue is recognized at the point of time that the licensing performance delivered.

Sales Incentives

The Group provides sales incentives to certain customers in the form of sales rebates which entitle them to receive reductions in the price. The Group accounts for these incentives granted to customers as variable consideration and records it as reduction of revenue. The amount of variable consideration is measured based on the most likely amount of incentives to be. For the years ended December 31, 2021, 2022 and 2023, the rebates recorded by the Group were US$10,897,346, nil and nil, respectively.

Disaggregation of Revenue

In the following table, revenue is disaggregated by revenue streams and geographic location of customers’ headquarters.

	For the years ended December 31,
	2021	2022	2023
	US$	US$	US$
Revenue:
Advertising revenue	267,266,716	76,545,411	22,822,094
In-app purchase and other revenues	4,879,105	7,381,203	9,154,174
Total	272,145,821	83,926,614	31,976,268

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(n)         Revenue Recognition (Continued)

	For the years ended December 31,
	2021	2022	2023
	US$	US$	US$
PRC	232,300,929	48,480,865	11,656,321
USA	30,023,116	25,598,517	17,373,071
Others	9,821,776	9,847,232	2,946,876
Total	272,145,821	83,926,614	31,976,268

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers.

For advertising and licensing arrangements, accounts receivable represents the amount to be collected from customers for which service has been delivered. Contract liabilities include payments received in advance of performance under the contract or for differences between the amount billed to a customer and the revenue recognized for the completed performance obligation which is presented as deferred revenue on the consolidated balance sheets.

Payments for in-app purchase revenue are required at time of purchase, are non-refundable and relate to non-cancellable contracts. Such payments are initially recorded to deferred revenue and are recognized into revenue as the Group satisfies performance obligations. Further, payments made by users of applications are collected by platform such as Google Play and Apple App Store, and remitted to the Group generally within 18 to 45 days of the last day of the fiscal month in which the purchase was completed. The Group’s right to the payments collected on its behalf is unconditional and therefore recorded as accounts receivable, net of the associated payment processing fees.

Due to the generally short-term duration of the Group’s contracts, majority of the performance obligations are satisfied in one year. The movements of the Group’s accounts receivable and deferred revenue are as follows:

	Accounts Receivable	Deferred Revenue
	US$	US$
Opening Balance as of January 1, 2022	21,483,102	1,943,168
Decrease, net	(16,533,858)	(1,767,793)
Ending Balance as of December 31, 2022	4,949,244	175,375
Decrease, net	(2,614,637)	468,622
Ending Balance as of December 31, 2023	2,334,607	643,997

Revenue amounted US$1,857,881 and US$83,085 were recognized in the years ended December 31, 2022 and 2023, respectively, which were included in the balance of deferred revenue at the beginning of each year.

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

(o)          Cost of Revenue

Cost of revenue consists of direct costs primarily relating to generating revenue, which includes payment processing fees paid to platform such as Apple App Store and Google Play, bandwidth costs and cloud service costs, content costs paid to signed authors and third-party content providers for the publishing and licensing of relevant online literature works, third-party outsourcing fees, depreciation expenses and service fees for internet data center, and salary and benefits expenses of operation and maintenance department.

(p)          Research and Development Expenses

Research and development expenses primarily consist of (1) salary and benefits expenses incurred in the research and development of new products and new functionality, and (2) general expenses and depreciation expenses associated with the research and development activities.

Expenditures incurred during the research phase are expensed as incurred and no research and development expenses were capitalized as of December 31, 2021, 2022 and 2023.

(q)          Sales and Marketing Expenses

Sales and marketing expenses primarily consist of advertising and promotion expenses, expenses incurred for the user incentive programs, salaries and benefits of sales and marketing personnel and fees paid to mobile device manufacturers to pre-install the Group’s smart input products. Advertising and promotion expenses which mainly include user acquisition costs that represent payment to the third parties for online user acquisition of the Group’s products via social media and demand-side platforms amounted to US$145,992,236, US$41,174,550 and US$17,407,958 for the years ended December 31, 2021, 2022 and 2023, respectively.The Group launched the user incentive programs for its registered users in its various applications to enhance user engagements.

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

The Group incurred operating lease costs amounting to US$1,129,612 and US$334,918 (excluding US$131,079 and US$48,560 for short-term leases not capitalized as ROU assets for the year ended December 31, 2022 and 2023) for the years ended December 31 2022 and 2023, respectively. Cash payments against operating lease liabilities were US$927,257 and US$409,100 for the year ended December 31,2022 and 2023.

As of December 31, 2023, Group’s operating leases had a weighted average remaining lease term of 1.6 years and a weighted average discount rate of 6.0%. Future lease payments under operating leases as of December 31, 2023 were as follows:

As of December 31,
2023
US$
2024	334,863
2025	167,431
Total lease payment	502,294
Less: imputed interest	(21,326)
Total lease liability balance	480,968
Less: Operating lease liabilities, current	(315,953)
Long-term operating lease liabilities	165,015

As of December 31, 2023, the future minimum lease payments under the Group’s non-cancelable operating lease agreements based on ASC 840 are as follows:

As of December 31,
2023
US$
2024	349,907
2025	167,431
Total lease commitment	517,338

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

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(t)           Income Taxes (Continued)

The actual benefits that are ultimately realized may differ from estimates. As each audit is concluded, adjustments, if any, are recorded in the financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2021,2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions.

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

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(x)         (Loss) income per Share

Basic (loss) income per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

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

(y)          Concentration and risks

Concentration of Customers

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable and prepayments. The Group places its cash and cash equivalents and short-term investments with financial institutions with high-credit ratings and quality. The Group conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Group establishes an allowance for credit losses primarily based upon the historical credit loss experience of the receivables and factors surrounding the credit risk of customers. With respect to prepayments, the Group performs on-going credit evaluations of the financial condition of these suppliers and has noted no significant credit risk.

The following customers accounted for 10% or more of revenue:

	For the years ended
	December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%
Company A	75,896,207	27.89%	20,179,468	24.04%	*	*
Company B	68,943,513	25.33%	8,940,784	10.65%	*	*
Company C	*	*	12,980,235	15.47%	4,862,217	15.21%
Company D	*	*	*	*	4,453,331	13.93%
Company E	*	*	*	*	3,628,882	11.35%

*   Less than 10%.

The following customers accounted for 10% or more of accounts receivable:

	As of December 31,
	2022		2023
	US$	%	US$	%
Company C	604,129	12.21%	*	*
Company D	*	*	737,087	31.57%
Company E	505,376	10.21%	*	*

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

2.Summary of Significant Accounting Policies (Continued)

(y)          Concentration and risks (Continued)

Concentration of Vendors

The Group uses certain vendors to acquire users and those cost are recorded as sales and marketing expenses. Vendors accounted for 10% or more are listed as below:

	For the years ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%
Company C	*	*	18,184,318	40.98%	8,345,027	47.21%
Company F	24,058,293	12.02%	7,365,582	16.60%	2,098,906	11.88%
Company G	22,034,256	11.00%	*	*	*	*
Company H	*	*	*	*	3,349,826	18.95%

*   Less than 10%.

The following vendors accounted for 10% or more of accounts payable:

	As of December 31,
	2022		2023
	US$	%	US$	%
Company C	2,381,107	29.14%	587,044	13.27%
Company F	1,562,950	19.13%	506,145	11.44%
Company H	*	*	1,254,904	28.36%

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

Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange in the PRC, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents and restricted cash denominated in RMB amounted to RMB44,614,204 (amounted to US$6,405,853) and RMB6,473,047 (amounted to US$913,924) as of December 31, 2022 and 2023, respectively.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(z)          Recent Accounting Pronouncements

New accounting pronouncements recently adopted

In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU provides more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. This ASU is effective for annual and interim periods beginning after December 15, 2019 for the public business entities. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. In November 2019, the FASB issued ASU No. 2019-10 which delayed the effective date of ASU 2016-13 for smaller reporting companies and other non-SEC reporting entities to fiscal years beginning after December 15, 2022, including interim periods within those fiscal periods. Early adoption is permitted. The Group adopted this standard on January 1, 2023 using the modified retrospective method. The adoption did not impact the Group’s beginning retained earnings as of January 1, 2023, or the Group’s prior years’ financial statements. There was no material impact to the Group’s financial position or results of operations upon adoption.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which provides guidance on the acquirer’s accounting for acquired revenue contracts with customers in a business combination. The amendments require an acquirer to recognize and measures contract assets and contract liabilities acquired in a business combination at the acquisition date in accordance with ASC 606 as if it had originated the contracts. This guidance also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The new guidance is required to be applied prospectively to business combinations occurring on or after the date of adoption. This guidance is effective for the Group for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Group adopted this standard on January 1, 2023. There was no material impact to the Group’s financial position or results of operations upon adoption.

New accounting pronouncements not yet adopted

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Group for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Group does not expect that the adoption of this guidance will have a material impact on consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU will likely result in us including the additional required disclosures when adopted. The Group is currently evaluating the potential effect that the updated standard will have on financial statement disclosures.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(z)          Recent Accounting Pronouncements (Continued)

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topics 740): Improvements to Income Tax Disclosures, which requires to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. The ASU is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Group is currently evaluating the potential effect that the updated standard will have on financial statement disclosures.

3.Accounts Receivable, net

Accounts receivable, net, consisted of the following:

	As of December 31,
	2021	2022	2023
	US$	US$	US$
Accounts receivable	22,651,618	5,108,658	2,378,341
Allowance for credit losses:
Balance at beginning of the year	(1,161,955)	(1,168,516)	(159,414)
(Additions) reversal provisions	(34,005)	(91,369)	90,526
Write-off	28,367	1,101,163	22,922
Foreign exchange effect	(923)	(692)	2,232
Balance at end of the year	(1,168,516)	(159,414)	(43,734)
Accounts receivable, net	21,483,102	4,949,244	2,334,607

4.Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the followings:

	As of December 31,
	2022	2023
	US$	US$
Value added tax recoverable	2,478,357	2,329,848
Other receivables	1,729,071	922,375
Advance to suppliers	135,071	63,780
Others	101,171	68,204
Prepaid expenses and other current assets	4,443,670	3,384,207

5.Property and Equipment, net

Property and equipment, net, consisted of the followings:

	As of December 31,
	2022	2023
	US$	US$
Electronic equipment	11,869,445	4,075,582
Office equipment and furniture	288,278	180,470
Motor vehicles	229,065	143,405
Leasehold improvements	1,009,709	814,514
Total	13,396,497	5,213,971
Less: Accumulated depreciation	(12,483,864)	(5,123,470)
Property and equipment, net	912,633	90,501

For the years ended December 31, 2021, 2022 and 2023, depreciation expenses were US$3,619,036, US$1,657,216 and US$306,388, respectively.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.Intangible Assets, net

Intangible assets, net consist of the following:

	As of December 31,
	2022	2023
	US$	US$
Purchased software	548,921	541,159
Less: Accumulated amortization	(459,389)	(525,534)
Intangible Assets, net	89,532	15,625

Amortization expense of intangible assets for the years ended December 31, 2021, 2022 and 2023 amounted to US$153,085, US$145,815 and US$73,151, respectively. Estimated amortization expenses of the existing intangible assets for each of the five years ending December 31, 2028 and thereafter is US$15,625, nil, nil, nil and nil, respectively.

7.Long-term Investments

In April 2020, the Group partnered with an unrelated third-party investor to form a privately-held investing company in limited partnership, of which the Group holds 4% equity interest. The business is to invest enterprises in high-tech industries. The Group measures its equity securities without a readily determinable fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Group reclaimed US$0.01 million and US$0.01 million from this investment for the year ended December 31, 2022 and 2023, respectively. No impairment was recognized for the year ended December 31, 2022 and 2023.

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

In January 2022, the Group acquired 17.6% equity interests in a privately-held company for cash consideration of US$0.06 million, which the Group plans to hold for long term investment purpose. The Group accounts for equity investment in entities with significant influence but does not own a majority equity interest or otherwise control under equity-method accounting. The Group records equity method adjustments in share of profits and losses and continually reviews equity method investments to determine whether a decline in fair value to below the carrying value is other-than-temporary. The Group recognized a share of loss in equity method investment of US$0.06 million for the year ended December 31,2022. In 2023, the Group fully withdrew the investment due to the invested company’s reduction of capital.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.Short-term Borrowings

In July 2016, the Group entered into a credit facility agreement with a commercial bank under which the Group can draw-down up to US$6.0 million by October, 2018. In June 2021, the Group renewed the bank credit facility under which the Group can borrow up to US$10.0 million collateralized by its accounts receivable by June 2022, which contains maximum quarterly net loss and maximum monthly debt ratio as financial covenants. The interest rate for this credit facility is the LPR plus 1.30%. No guarantee has been deposited in the bank as of December 31, 2021. In 2021, the Group has aggregately drawn down the credit facility of US$74.7 million and repaid US$79.8 million with the weighted average interest rate of 5.15%. In 2022, the Group repaid US$5.9 million with the weighted average interest rate of 5.15%. As of December 31, 2022, the Group has fully repaid the loan under this agreement.

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

In September 2022, the Group entered into a credit facility agreement with a commercial bank under which the Group can draw down up to US$0.9 million by February 2024. The interest rate for the agreement is the LPR minus 0.35%. The Group has drawn down the credit facility of US$0.9 million in 2022 and fully repaid the amount in March 2023. In June 2023, the Group entered into a six-month credit facility agreement with this commercial bank under which the Group can draw down up to US$0.7 million with interest rate of 3.65%. In 2023, the Group has drawn down the credit facility of US$0.7 million in June and fully repaid the amount in December.

In April 2023, the Group entered into a credit facility agreement with a commercial bank under which the Group can draw down up to US$0.7 million by April 2024 with interest rate of 4.15%. In 2023, the Group has drawn down the credit facility of US$0.7 million and has made no repayment as of December 31, 2023. Shanghai Administration Center of Policy Financing Guarantee Funds for Small and Medium-sized Enterprises and Karl Kan Zhang provided joint and several guarantees.

9.Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2022	2023
	US$	US$
Other tax payables (Note 1)	519,178	68,140
Accruals for user incentive programs	944,854	426,366
Accrued expenses (Note 2)	2,210,912	1,195,426
Accrued loss contingencies relating litigation and asserted claims	209,842	244,540
Others	372,768	265,279
Total	4,257,554	2,199,751

Note 1: Other tax payables mainly consisted of value-added tax payable of US$0.4 million and US$0.04 million as of December 31, 2022 and 2023, and other taxes such as individual income tax and stamp duty tax.

Note 2: Accrued expenses mainly consisted of accrued professional service fees and other miscellaneous expenses related to marketing and operation activities.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.Convertible notes and Standby Equity Distribution Agreement

January 2021 Note

On January 19, 2021, the Group issued a convertible note for a principle amount of US$10.0 million with a 3% discount, an annual interest rate of 5% and a maturity date of January 19, 2022, refer to as the “January 2021 Note”. The Group received a cash proceed of US$8.9 million from this issuance. The note is convertible into the Group’s shares at the option of the holders based on a conversion price determined to be the lower of (1) US$0.084 per ordinary share, or (2) 88% of the lowest daily volume weighted average trading price (“VWAP”) of the Group’s ordinary shares during the ten consecutive trading days immediately preceding the conversion date or other date of determination.

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

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.Convertible notes and Standby Equity Distribution Agreement (Continued)

In accordance with ASC 815, the Group determined that the Monthly Redemption feature is an embedded financial instrument which requires bifurcation from the host debt instrument. The Group performs a valuation with the assistance of a third-party appraiser to evaluate fair value of the embedded derivative associated with this note at the date of issuance and subsequently at each reporting date. Initially, the Group recorded a derivative liability of US$1,662,355 relating to the Monthly Redemption feature based on its fair value at the date of issuance. A portion of the note’s proceed is allocated to the derivative based on the fair value at the date of the issuance. The allocated fair value for the derivative is recorded as a debt discount from the face amount of the notes, which is then accredited to interest expense over the life of the related debt using the effective interest method. This derivative liability is revalued at each reporting date and immediately prior to conversion with changes in fair value recorded to fair value change at derivative liabilities in the statement of operations. As of December 31, 2021, 2022 and 2023, the fair value of the derivative liability is determined to be US$553,707, nil and nil, and the gain of US$1,108,648, US$553,707 and nil representing the change in fair value has been recorded in earnings for the year ended December 31, 2021, 2022 and 2023. Total discount of US$2 million and issuance costs of US$1.6 million relating to the March 2021 Notes are being amortized to interest expense using effective interest method.

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

As of December 31, 2021, the Group redeemed the loan principle, redemption premium and unpaid interests total amounted to US$7.4 million through issuance of 347,620,500 ordinary shares with a weighted average conversion price of US$0.0214 per ordinary shares and US$4.2 million through cash payments. During the year ended December 31, 2022, the Group redeemed the loan principle, redemption premium and unpaid interests total amounted to US$8.8 million through issuance of 1,195,980,950 ordinary shares with a weighted average conversion price of US$ $0.0042 per ordinary shares and US$3.7 million through cash payments. During the year ended December 31, 2023, the Group redeemed the loan principle, redemption premium and unpaid interests total amounted to US$1.8 million in the form of cash. The March 2021 Note has been fully redeemed as of March 31, 2023.

Standby Equity Distribution Agreement with YA II PN, Ltd.

On January 22, 2021, the Company entered into a standby equity distribution agreement (the “SEDA”) with this investor pursuant to which the Company has an option to sell up to US$20.0 million of its ADSs solely at the Company’s request any time during the 36 months following the date of the SEDA at a price determined to be at 90% of the market price, which is defined as the lowest daily VWAP of the Company’s ADSs during the five consecutive trading days commencing on the trading day following the date the Company submits an advance notice to this investor. The delisting from the principal market, which is the New York Stock Exchange, led to the factor that the Company was no longer able to sell the ADSs to the investor. There was no outstanding equity financing available as of December 31, 2022 and 2023.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.Other Operating Income (Loss), net

	For the year ended December 31,
	2021	2022	2023
	US$	US$	US$
Government subsidies	4,231,406	2,155,039	418,717
Reversal (provision) of contingent losses	254,833	66,994	(35,228)
Gain on disposal of property and equipment	—	199,442	386,915
Others	(32,777)	20,084	23,281
Total	4,453,462	2,441,559	793,685

Other operating income, net for the year ended December 31, 2023, primarily consisted of government subsidies and gain on disposal of property and equipment.

12.Income Taxes Expenses

For the years ended December 31, 2021, 2022 and 2023, income tax expenses were US$51,970, US$9,058 and US$20,837, respectively.

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

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries and VIEs incorporated in the PRC are subject to statutory rate of 25% with the exception of Chu Le. Chu Le is a foreign-invested enterprise established in June, 2012 located in Shanghai, China. Chu Le obtained the High and New Technology Enterprise (“HNTE”) certificate in 2020, valid for a period of 3 years from 2020 to 2022. Chu Le renewed the HNTE certificate in 2023, valid for a period of 3 years from 2023 to 2025. For the years ended December 31, 2022 and 2023, Chu Le was eligible for a preferential tax rate of 15%.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.Income Taxes Expenses (Continued)

(Loss) income before income taxes consists of:

	For the years ended December 31,
	2021	2022	2023
	US$	US$	US$
PRC	15,109,493	6,671,262	(1,557,411)
HK	8,228,582	3,227,007	1,720,901
US	(24,846,729)	(3,480,824)	(651,647)
Cayman	(12,251,655)	(5,831,156)	(2,086,947)
Total	(13,760,309)	586,289	(2,575,104)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group has no deferred tax liabilities. The Group’s deferred tax assets were as follows:

	As of December 31,
	2021	2022	2023
	US$	US$	US$
Deferred tax assets:
Net operating loss carry-forward	30,042,281	24,035,082	28,450,558
Accrued expenses	331,770	745,627	255,809
Advertising fees	18,287,319	14,554,843	16,846,785
Deferred subsidies and revenue	—	3,139	62,009
Provision for doubtful accounts	197,592	351,434	347,903
Depreciation difference of property, plant and equipment	965,052	494,779	514,635
Impairment loss	161,993	145,900	155,953
Total deferred tax assets	49,986,007	40,330,804	46,633,652
Valuation allowance on deferred tax assets	(49,986,007)	(40,330,804)	(46,633,652)
Net deferred tax assets	—	—	—

As of December 31, 2023, the PRC companies had tax loss carry forwards amounted to US$47,898,533, of which US$2,411,591, US$936,888, US$9,647,218, US$10,656,280, US$5,430,841 and US$18,815,715 will expire in 2024, 2025, 2026,2027, 2028 and thereafter, respectively. As of December 31, 2023, the companies incorporated in Hong Kong and USA had tax loss carry forwards of US$28,861,689 and US$38,233,703, which can be offset taxable loss in the future without any time restriction.

The Group operates its business through its subsidiaries and VIEs. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2021, 2022 and 2023, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.Income Taxes Expenses (Continued)

The changes in valuation allowance are as follows:

	For the years ended December 31,
	2021	2022	2023
	US$	US$	US$
Balance at the beginning of the year	48,157,934	49,986,007	40,330,804
Movement	1,834,481	(6,287,720)	6,305,253
Tax loss carry forwards expired	(6,408)	(3,367,483)	(2,405)
Balance at the end of the year	49,986,007	40,330,804	46,633,652

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

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million, equivalent to US$ 14,085, is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to the calendar year of 2023, the Group is subject to examination of the PRC tax authorities.

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

Aggregate accumulated deficit of the Group’s subsidiaries and VIEs located in the PRC was approximately US$100,275,583, US$93,610,221 and US$95,168,175 as of December 31, 2021, 2022 and 2023, respectively. Aggregate accumulated deficit of the Group’s subsidiaries located in Hong Kong was approximately US$28,520,674, US$23,511,725 and US$22,043,369 as of December 31, 2021, 2022 and 2023, respectively. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Group as of December 31, 2021, 2022 and 2023.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.Income Taxes Expenses (Continued)

Reconciliations of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2021, 2022 and 2023 are as follows:

	For the years ended December 31,
	2021	2022	2023
Statutory income tax rate	25%	25%	25%
Valuation allowance	(5)%	(370)%	(96)%
Additional tax deduction	11%	(236)%	47%
Effect of different tax rate of subsidiary operation in other jurisdiction	(9)%	111%	(12)%
Non-Deductible expense	(22)%	471%	36%
Effective tax rate	—	—	—

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

No Class A ordinary shares were issued during the year ended December 31, 2023.

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

As of December 31, 2020, 135,205,591 treasury shares have been cancelled. As of December 31, 2021, 68,748,150 treasury shares have been reissued for the conversion of convertible notes and commitment fee for the issuance of convertible notes to the convertible note holders. No additional shares were repurchased during 2022 and 2023.

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

The Group uses the binomial option pricing model and the following assumptions to estimate the fair value of the options at the date of granted. No options were granted during the year ended December 31, 2023.

	Year ended December 31
	2021	2022
Average risk-free rate of interest	1.47%	1.88%
Expected volatility	41.8%	41.6%
Dividend yield	0%	0%
Contractual term	10 years	10 years
Fair value of the underlying shares on the date of option grants	0.009-0.0508	0.0071

On November 6, 2018, the Board of Directors approved an option modification to reduce the exercise price of certain options granted to employees. All other terms of the share options granted remain unchanged. The modification resulted in incremental compensation cost of US$285,661, of which US$8,623, nil and nil was recorded during the years ended December 31, 2021, 2022 and 2023, respectively. Due to the termination of employment, the Group will not recognize the rest of unvested amount of the modified options.

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

A summary of the aggregate option activity and information regarding options outstanding as of December 31, 2023 is as follows:

			Weighted
		Weighted	average
		average	remaining	Aggregate	Weighted
	Number of	exercise	contractual	intrinsic	average grant
	options	price	term	value	date fair value
		US$		US$	US$
Outstanding on January 1, 2023	266,047,366	0.03	4.93	9,554	0.04
Granted	—
Forfeited	(42,114,713)	0.0002			0.04
Exercised	—
Outstanding on December 31, 2023	223,932,653	0.03	3.39	—	0.05
Options exercisable on December 31, 2023	212,595,852	0.04	3.20	—	0.04
Vested or expected to vest as of December 31, 2023	223,932,653	0.03	3.39	—	0.05

The weighted average grant date fair values of options granted during the years ended December 31, 2021 and 2022 were US$0.03 and US$0.01, respectively. No options were granted during the year ended December 31, 2023.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.Share-based Compensation (Continued)

Share Options (Continued)

For the year ended December 31, 2021, 10,571,200 of options were exercised with an aggregate intrinsic value of US$66,014. For the year ended December 31, 2022, 2,097,750 of options were exercised with an aggregate intrinsic value of US$145. For the year ended December 31, 2023, no options were exercised.

For the years ended December 31, 2021, 2022 and 2023, excluding the incremental compensation cost resulted from the modification discussed above, the Group recognized share-based compensation expense of US$2,359,228, US$1,354,233 and US$704,462, respectively. As of December 31, 2023, there was US$185,753 in total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted-average period of 1.10 years.

Restricted Share Units

In 2021, 2022 and 2023, the Group granted nil, 5,714,200 and nil Restricted Share Units (“RSUs”). The RSUs have a contractual term of ten years and vest 25% on each anniversary over four years from the grant date. The vesting of these RSUs is conditioned on continued employment. Compensation expense based on fair value is amortized over the requisite service period of award using the straight line vesting attribution method.

A summary of the RSUs activity for the year ended December 31, 2023 is as follows:

	Number of restricted	Weighted average grant date
	shares	fair value
		US$
Unvested restricted shares outstanding at January 1, 2023	26,732,873	0.17
Granted	—
Vested	—
Forfeited	(5,469,900)	0.03
Unvested restricted shares outstanding at December 31, 2023	21,262,973	0.21
Expected to vest at December 31, 2023	21,262,973	0.21

The share-based compensation expense related to RSUs of US$1,348,468, US$466,395 and US$103 were recognized by the Group for the years ended December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2023, there was no unrecognized compensation costs, net of actual forfeitures, related to unvested restricted shares.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.Net (loss) income per Ordinary Share

Net (loss) income per ordinary share was computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended December 31, 2021, 2022 and 2023:

	For the years ended
	December 31,
	2021	2022	2023
	US$	US$	US$
Numerator:
Net (loss) income —basic and diluted	(13,877,363)	515,014	(2,595,941)
Deemed dividend in relation to the convertible note	(1,368,866)	—	—
Net (loss) income attributable to ordinary shareholders	(15,246,229)	515,014	(2,595,941)
Shares (Denominator):
Weighted average number of ordinary shares outstanding
Basic	3,303,168,725	4,591,748,099	4,837,255,456
Diluted	3,303,168,725	4,592,307,849	4,837,255,456
Net (loss) income per share—basic and diluted
Basic	(0.005)	0.0001	(0.0005)
Diluted	(0.005)	0.0001	(0.0005)

As of December 31, 2021, 2022 and 2023, diluted net (loss) income per share does not include the following instruments as their inclusion would be antidilutive:

	For the years ended December 31,
	2021	2022	2023
Share options	328,286,866	266,047,366	223,932,653
Restricted shares units	23,653,423	26,173,123	21,262,973
Shares of convertible notes	182,060,731	30,113,147	—
Total	534,001,020	322,333,636	245,195,626

17.Commitments and contingencies

Commitments

The Group did not have other significant capital commitments or significant guarantees as of December 31, 2022 and 2023, respectively.

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

The Group’s chief operating decision maker, who has been identified as the Chairman of the Board of Directors and Chief Technology Officer and Acting Chief Financial Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group does not distinguish among markets or segments for the purpose of internal reports.

Information about the Group’s non-current assets is presented based on the geographical location of the assets as follows:

	As of December 31,
	2022	2023
	US$	US$
PRC	2,122,560	1,028,592
USA	34,623	7,449
Total	2,157,183	1,036,041

19.Mainland China Contribution Plan

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan, pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were US$8,863,323, US$3,251,420 and US$2,148,785 for the years ended December 31, 2021, 2022 and 2023, respectively.

20.Restricted Net Assets

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Group’s PRC subsidiaries, affiliates and VIEs. As of December 31, 2023, the total restricted net assets were US$90,992,700.

21.Subsequent Event

In January 2024, the Group entered into a credit facility agreement with a commercial bank under which the Group can draw down up to US$2.5 million by January 2025. The interest rate for the agreement is LPR minus 0.25%. From January 1 to April 26, 2024, the Group has drawn down the credit facility of US$2.5 million and has made no repayment as of the date of this annual report.

In April 2024, the Group fully repaid the US$0.7 million short-term bank loan under the credit facility agreement entered into with a commercial bank in April 2023.

SCHEDULE I—ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

COOTEK (CAYMAN) INC.

CONDENSED BALANCE SHEETS

	As of December 31,
	2022	2023
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	629,925	5,189
Prepaid expenses and other current assets	3,362	3,362
Total current assets	633,287	8,551
Advances to subsidiaries and VIEs	26,525,876	798,364
TOTAL ASSETS	27,159,163	806,915
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses and other current liabilities	136,129	136,129
Convertible notes	1,754,656	—
Accrued salary and benefits	421,975	283,000
Other current liabilities	448,816	741,658
Total current liabilities	2,761,576	1,160,787
Advances from subsidiaries and VIEs	23,094,839	—
Other non-current liabilities	171,912	35,783
TOTAL LIABILITIES	26,028,327	1,196,570
SHAREHOLDERS’ DEFICIT:
Ordinary shares	48,372	48,372
Additional paid-in capital	217,540,733	218,245,298
Accumulated deficit	(214,327,424)	(216,923,365)
Accumulated other comprehensive loss	(2,130,845)	(1,759,960)
Total shareholders’ (deficit) / equity	1,130,836	(389,655)
TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/ EQUITY	27,159,163	806,915

SCHEDULE I—ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

COOTEK (CAYMAN) INC.

CONDENSED STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2021	2022	2023
	US$	US$	US$
Net revenues	—	—	—
Cost of revenues	(304,356)	—	—
Gross loss	(304,356)	—	—
Operating expenses:
General and administrative expenses	(4,516,554)	(4,073,068)	(1,468,711)
Research and development expenses	(2,762,190)	(1,088,077)	(39,909)
Sales and marketing expenses	(103,324)	(50,198)	—
Other operating income, net	136,129	154,682	136,129
Total operating expenses	(7,245,939)	(5,056,661)	(1,372,491)
Loss from operations	(7,550,295)	(5,056,661)	(1,372,491)
Interest expenses, net	(5,527,327)	(1,337,031)	(7,490)
Fair value change of derivatives	1,108,648	553,707	—
Foreign exchange gains (losses), net	—	(4)	(1)
Loss before income taxes and equity in earnings of subsidiaries	(11,968,974)	(5,839,989)	(1,379,982)
Net loss before equity in earnings of subsidiaries	(11,968,974)	(5,839,989)	(1,379,982)
Equity in (loss) income of subsidiaries and share of (loss) income from VIEs	(1,908,389)	6,355,003	(1,215,959)
Net (loss) income attributed to CooTek (Cayman) Inc.	(13,877,363)	515,014	(2,595,941)

SCHEDULE I—ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

COOTEK (CAYMAN) INC.

CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2021	2022	2023
	US$	US$	US$
Operating activities:
Net (loss) income	(13,877,363)	515,014	(2,595,941)
Equity in loss (income) of subsidiaries, VIEs and VIEs’ subsidiaries	1,908,389	(6,355,003)	1,215,959
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation	3,716,319	1,820,628	704,565
Amortization of issuance cost and debt discounts related to convertible notes	5,647,339	1,337,671	51,797
Change in fair value of derivatives	(1,108,648)	(553,707)	—
Changes in assets and liabilities:
Accrued expenses and other current liabilities	288,562	(29,867)	292,842
Other receivables, deposits and other assets	(432,374)	459,731	—
Accrued salary and benefits	—	421,975	(138,975)
Other non-current liabilities	(159,769)	(151,393)	(136,129)
Net cash used in operating activities	(4,017,545)	(2,534,951)	(605,882)
Investing activities:
Advances to subsidiaries and VIEs	(37,795,461)	(9,783,250)	(4,819,580)
Repayment of advances to subsidiary	19,145,170	16,251,000	6,607,179
Net cash provided by (used in) investing activities	(18,650,291)	6,467,750	1,787,599
Financing activities:
Cash paid for deferred issuance costs	(159,624)	—	—
Proceeds from issuance of ordinary shares upon exercise of options	81,339	311	—
Proceeds from issuance of convertible notes net of issuance cost and debt discounts paid to Investors of US$2.7 million	27,175,000	—	—
Repayment of convertible notes	(4,181,918)	(3,745,956)	(1,806,453)
Proceeds from issuance of ordinary shares upon follow-on public offering	1,390,000	—	—
Payment of share repurchase	(1,322,195)	—	—
Net cash (used in) provided by financing activities	22,982,602	(3,745,645)	(1,806,453)
Net (decrease) increase in cash, cash equivalents and restricted cash	314,766	187,154	(624,736)
Cash, cash equivalents and restricted cash at beginning of year	128,005	442,771	629,925
Cash, cash equivalents and restricted cash at end of year	442,771	629,925	5,189

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

4.As of December 31, 2022 and 2023, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.