Form 20-F
period 2024-12-31
CooTek(Cayman)Inc.
filed 2025-04-30
CIK 1734262

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

As of December 31, 2024, there were 4,837,255,456 ordinary shares issued and outstanding, par value US$0.00001 per share, being the sum of 4,591,030,991 Class A ordinary shares and 246,224,465 Class B ordinary shares.

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

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

●	“CooTek,” are to CooTek (Cayman) Inc., and “we,” “us,” “our company” or “our” are to CooTek (Cayman) Inc. and its subsidiaries, and in the context of describing the operations and consolidated financial information, the VIEs (as defined below) and the VIEs’ subsidiaries;
●	“China” or the “PRC” are to the People’s Republic of China;
●	“Class A ordinary shares” are to our Class A ordinary shares of par value US$0.00001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares of par value US$0.00001 per share;
●	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.00001 per share;
●	“ADSs” are to our American depositary shares, each of which represents 650 Class A ordinary shares; except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to the change in the number of Class A ordinary shares represented by each ADS from 50 to 650 that became effective on May 9, 2022;
●	“ADRs” are to the American depositary receipts that evidence our ADSs;
●	“DAUs” are to the number of active users of our products during a given day. For each individual product, we treat each mobile device on which at least one of the following actions is taken during a given day as one active user for that day: (i) activating or launching such product, (ii) logging in with the user account for such product, or (iii) any other actions that result in a successful network access to our services through such product. The DAUs of multiple products during a given day is the sum of active users of each such product for that day;
●	“MAUs” are to the number of active users of our products during a given month. For each individual product, we treat each mobile device on which at least one of the following actions is taken during a given month as one active user for that month: (i) activating or launching such product, (ii) logging in with the user account for such product, or (iii) any other actions that result in a successful network access to our services through such product. The MAUs of multiple products during a given month is the sum of active users of each such product for that month;
●	“our portfolio products” are to pan-entertainment mobile applications, which include our mobile games and online literature products, and utility mobile applications, which include our internally developed utility applications to enhance mobile users’ functional experiences on smart phones;
●	“the VIEs” or “variable interest entities” are to Shanghai Chubao (CooTek) Information Technology Co., Ltd., Molihong (Shenzhen) Internet Technology Co., Ltd. and Shanghai Qinglin Network Technology Co., Ltd., all of which are companies incorporated in mainland China in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP;
●	“RMB” and “Renminbi” are to the legal currency of mainland China; and
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

All discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.2993 to US$1.00, the exchange rate on December 31, 2024 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollars amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

ITEM 3.KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs

CooTek (Cayman) Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our operations in China through (i) our PRC subsidiaries, and (ii) the VIEs with which we have maintained contractual arrangements and the VIEs’ subsidiaries. PRC laws and regulations restrict and impose conditions on foreign investment in the provision of internet information services. Accordingly, we operate these businesses in mainland China through the VIEs and the VIEs’ subsidiaries, and rely on contractual arrangements among our PRC subsidiary, the VIEs and their nominee shareholders to control the business operations of the VIEs. Revenues contributed by the VIEs accounted for 39%, 18% and 6% of our total revenues for the years ended December 31, 2022, 2023 and 2024, respectively. As used in this annual report, “CooTek,” are to CooTek (Cayman) Inc., and “we,” “us,” “our company” or “our” are to CooTek (Cayman) Inc. and its subsidiaries, and in the context of describing our operations and consolidated financial information, the VIEs and the VIEs’ subsidiaries, including Shanghai Chubao (Cootek) Information Technology Co., Ltd., or Shanghai Chubao, Molihong (Shenzhen) Internet Technology Co., Ltd., or Molihong, and Shanghai Qinglin Network Technology Co., Ltd. or Qinglin in mainland China and their subsidiaries. Holders of our ADSs hold equity interest in CooTek (Cayman) Inc., our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIEs and their subsidiaries.

The following diagram illustrates our corporate structure, including our significant subsidiaries and other entities that are material to our business, as of the date of this annual report:

Notes:

(1)	Karl Kan Zhang, Susan Qiaoling Li, Michael Jialiang Wang, Jim Jian Wang and Haiyan Zhu are the beneficial owners of CooTek (Cayman) Inc., and each holds 25.0%, 21.94%, 21.94%, 13.12% and 18.0% of the equity interests in Shanghai Chubao, respectively. Karl Kan Zhang and Susan Qiaoling Li are our co-founders, directors and executive officers. Michael Jialiang Wang and Jim Jian Wang are former directors of our company. Haiyan Zhu is one of our early investors.
(2)	Karl Kan Zhang and an employee of our company hold 99% and 1% of the equity interests in Molihong, respectively.
(3)	Two of our former employees each hold 50% of the equity interests in Qinglin.

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

CooTek (Cayman) Inc. provided an aggregate amount of US$9.8 million, US$4.8 million and US$1.0 million as loan or capital investments to our intermediate holding companies and subsidiaries, and received an aggregate repayment of US$16.3 million, US$6.6 million and US$2.3 million in the years ended December 31, 2022, 2023 and 2024, respectively. Under the contractual arrangements with the VIEs, the VIEs are entitled to receive loans from Shanghai Chule for the provisions of certain support services to Shanghai Chule. For the years ended December 31, 2022, the VIEs received net proceeds from loans of US$11.4 million from the WFOE. For the year ended December 31, 2023, the VIEs made net repayment of loans of US$2.5 million to the WFOE. For the year ended December 31, 2024, the VIEs received net proceeds from loans of US$2.7 million from the WFOE. The VIEs earned various revenues from the WFOE and other company subsidiaries, including advertising revenue, reimbursement of expenses, etc.

For the years ended December 31, 2022, 2023 and 2024, no dividends or distributions were made to CooTek (Cayman) Inc. by our subsidiaries. Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs in which we have no legal ownership, totaling to US$91 million as of December 31, 2024. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

In the years ended December 31, 2022, 2023 and 2024, no assets other than cash were transferred through our organization.

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

Selected Condensed Consolidating Statements of Operations Data

	For the Year Ended December 31, 2024
				Consolidated
	CooTek	Other		Variable
	(Cayman)	Company		Interest		Consolidated
	Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total

	(in US$)
Third-party revenues	—	27,520,332	933,277	1,865,207	—	30,318,816
Inter-company revenues(1)	—	—	266,187	—	(266,187)	—
Other Inter-company services revenues	—	—	4,297,546	139,383	(4,436,929)	—
Total revenues	—	27,520,332	5,497,010	2,004,590	(4,703,116)	30,318,816
Third-party cost of revenues and operating expenses	(362,239)	(21,885,476)	(6,469,916)	(1,447,844)	—	(30,165,475)
Inter-company cost of revenues and operating expenses	—	—	—	(266,187)	266,187	—
Other inter-company service fee(2)	—	(4,297,546)	(139,383)	—	4,436,929	—
Total cost of revenues and operating expenses	(362,239)	(26,183,022)	(6,609,299)	(1,714,031)	4,703,116	(30,165,475)
(Loss) income from non-operations	1,649	(40,660)	(42,452)	687	—	(80,776)
Income (loss) before income taxes	(360,590)	1,296,650	(1,154,741)	291,246	—	72,565
Equity method loss	—	—	—	—	—	—
Equity in income from subsidiaries	424,159	(866,840)	—	—	442,681	—
Share of income from the VIEs	—	—	291,046	—	(291,046)	—
Income tax expense	—	(5,650)	(3,146)	(200)	—	(8,996)
Net income (loss)	63,569	424,160	(866,841)	291,046	151,635	63,569

Notes:

(1)	It represents the inter-company revenue that the WFOE earned from the VIEs based on the Exclusive Business Cooperation Agreement.
(2)	It represents the service fee that the WFOE charged the VIEs based on the Exclusive Business Cooperation Agreement.

	For the Year Ended December 31, 2023
				Consolidated
	CooTek	Other		Variable
	(Cayman)	Company		Interest		Consolidated
	Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total

	(in US$)
Third-party revenues	—	20,607,850	5,615,844	5,752,574	—	31,976,268
Inter-company revenues(1)	—	296,126	129,445	—	(425,571)	—
Other Inter-company services revenues	—	—	3,744,879	963,528	(4,708,407)	—
Total revenues	—	20,903,976	9,490,168	6,716,102	(5,133,978)	31,976,268
Third-party cost of revenues and operating expenses	(1,372,491)	(16,809,631)	(10,670,548)	(5,659,430)	—	(34,512,100)
Inter-company cost of revenues and operating expenses	—	—	—	(425,571)	425,571	—
Other inter-company service fee(2)	—	(3,744,879)	(963,528)	—	4,708,407	—
Total cost of revenues and operating expenses	(1,372,491)	(20,554,510)	(11,634,076)	(6,085,001)	5,133,978	(34,512,100)
(Loss) income from non-operations	(7,491)	(391,019)	393,356	(34,118)	—	(39,272)
(Loss) income before income taxes	(1,379,982)	(41,553)	(1,750,552)	596,983	—	(2,575,104)
Equity method loss	—	—	—	—	—	—
Equity in income from subsidiaries	(1,215,959)	(1,153,906)	—	—	2,369,865	—
Share of income from the VIEs	—	—	596,983	—	(596,983)	—
Income tax expense	—	(20,501)	(336)	—	—	(20,837)
Net income (loss)	(2,595,941)	(1,215,960)	(1,153,905)	596,983	1,772,882	(2,595,941)

Notes:

(1)	It represents the inter-company revenue that the WFOE earned from the VIEs based on the Exclusive Business Cooperation Agreement.
(2)	It represents the service fee that the WFOE charged the VIEs based on the Exclusive Business Cooperation Agreement.

	For the Year Ended December 31, 2022
				Consolidated
	CooTek	Other		Variable
	(Cayman)	Company		Interest		Consolidated
	Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total

	(in US$)
Third-party revenues	—	38,951,993	13,677,684	31,296,937	—	83,926,614
Inter-company revenues(1)	—	—	13,342,366	—	(13,342,366)	—
Other Inter-company services revenues	—	—	8,641,599	1,387,881	(10,029,480)	—
Total revenues	—	38,951,993	35,661,649	32,684,818	(23,371,846)	83,926,614
Third-party cost of revenues and operating expenses	(5,056,661)	(29,996,875)	(33,321,545)	(14,063,805)	—	(82,438,886)
Inter-company cost of revenues and operating expenses	—	—	—	(13,342,366)	13,342,366	—
Other inter-company service fee(2)	—	(9,674,545)	(354,935)	—	10,029,480	—
Total cost of revenues and operating expenses	(5,056,661)	(39,671,420)	(33,676,480)	(27,406,171)	23,371,846	(82,438,886)
(Loss) income from non-operations	(783,328)	(87,175)	33,864	(64,800)	—	(901,439)
(Loss) income before income taxes	(5,839,989)	(806,602)	2,019,033	5,213,847	—	586,289
Equity method loss	—	—	—	(62,217)	—	(62,217)
Equity in income from subsidiaries	6,355,003	7,166,502	—	—	(13,521,505)	—
Share of income from the VIEs	—	—	5,151,630	—	(5,151,630)	—
Income tax expense	—	(4,897)	(4,161)	—	—	(9,058)
Net income (loss)	515,014	6,355,003	7,166,502	5,151,630	(18,673,135)	515,014

Notes:

(1)	It represents the inter-company revenue that the WFOE earned from the VIEs based on the Exclusive Business Cooperation Agreement.
(2)	It represents the service fee that the WFOE charged the VIEs based on the Exclusive Business Cooperation Agreement.

Selected Condensed Consolidating Balance Sheets Data

	As of December 31, 2024
	CooTek	Other		Variable
	(Cayman)	Company		Interest		Consolidated
	Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total

	(in US$)
Cash and cash equivalents	245,740	2,723,995	201,769	947,586	—	4,119,090
Restricted cash	—	40,000	—	200	—	40,200
Short-term investments	—	—	—	—	—	—
Accounts receivable, net	—	2,757,435	39,620	63,482	—	2,860,537
Prepaid expenses and other current assets	1,670	302,901	143,132	1,001,666	—	1,449,369
Property and equipment, net	—	—	50,152	—	—	50,152
Intangible assets, net	—	—	—	—	—	—
Long-term investments	—	—	253,443	—	—	253,443
Amount due from intercompany	—	—	77,650,916	453,091	(78,104,007)	—
Advances due from intercompany	21,908	—	7,366,675	—	(7,388,583)	—
Operating lease right-of-use assets	—	—	127,272	49,446	—	176,718
Other non-current assets	—	35,534	—	—	—	35,534
Total assets	269,318	5,859,865	85,832,979	2,515,471	(85,492,590)	8,985,043
Accounts payable	—	2,531,162	160,225	769,037	—	3,460,424
Short-term bank borrowings	—	—	2,504,034	—	—	2,504,034
Accrued salary and benefits	250,000	4,789	471,720	49,609	—	776,118
Accrued expenses and other liabilities	136,353	164,858	478,140	416,983	—	1,196,334
Deferred revenue	—	993,566	—	9,013	—	1,002,579
Operating lease liabilities, current	—	—	117,097	45,492	—	162,589
Amount due to intercompany	—	—	453,091	77,650,916	(78,104,007)	—
Advances due to intercompany	—	149,542,794	—	35,035,374	(184,578,168)	—
Deficit in subsidiaries/the VIEs(1)	—	2,143,582	76,425,579	—	(78,569,161)	—
Operating lease liabilities, non-current	—	—	—	—	—	—
Total liabilities	386,353	155,380,751	80,609,886	113,976,424	(341,251,336)	9,102,078
Total shareholders’ equity (deficit)	(117,035)	(149,520,886)	5,223,093	(111,460,953)	255,758,746	(117,035)
Total liabilities and shareholders’ equity (deficit)	269,318	5,859,865	85,832,979	2,515,471	(85,492,590)	8,985,043

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

Selected Condensed Consolidating Cash Flows Data

	For the Year Ended December 31, 2024
				Consolidated
	CooTek	Other		Variable
	(Cayman)	Company		Interest		Consolidated
	Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total

	(in US$)
Proceeds of services charges from inter-companies(1)	—	—	6,771,718	97,097	(6,868,815)	—
Payments of services charges to inter-companies(1)	—	(4,333,379)	(97,097)	(2,438,339)	6,868,815	—
Net cash provided by (used in) transactions with third-parties	(1,034,555)	8,854,730	(6,899,025)	(1,207,936)	—	(286,786)
Net cash provided by (used in) operating activities	(1,034,555)	4,521,351	(224,404)	(3,549,178)	—	(286,786)
Loans to subsidiaries, primary beneficiary of the VIEs and the VIEs(2)	(974,894)	(83,497)	(2,797,994)	—	3,856,385	—
Repayments of loans to subsidiaries, primary beneficiary of the VIEs and the VIEs(2)	2,250,000	122,542	70,462	—	(2,443,004)	—
Other investing activities	—	74,574	6,311	—	—	80,885
Net cash provided by (used in) investing activities	1,275,106	113,619	(2,721,221)	—	1,413,381	80,885
Net proceeds of loans from subsidiaries, primary beneficiary of the VIEs and the VIEs(2)	—	(1,275,106)	(39,045)	2,727,532	(1,413,381)	—
Other financing activities	—	—	1,832,070	—	—	1,832,070
Net cash (used in) provided by financing activities	—	(1,275,106)	1,793,025	2,727,532	(1,413,381)	1,832,070

Notes:

(1)	It represents the elimination of payments and proceeds for the inter-company service charges at the consolidation level.
(2)	It represents the elimination of loans among CooTek (Cayman) Inc., other company subsidiaries, the primary beneficiary of the VIEs and its subsidiaries, and the VIEs.

	For the Year Ended December 31, 2023
				Consolidated
	CooTek	Other		Variable
	(Cayman)	Company		Interest		Consolidated
	Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total

	(in US$)
Proceeds of services charges from inter-companies(1)	—	346,376	3,817,984	147,665	(4,312,025)	—
Payments of services charges to inter-companies(1)	—	(3,494,124)	(147,665)	(670,236)	4,312,025	—
Net cash provided by (used in) transactions with third-parties	(605,882)	(759,437)	(2,727,283)	(2,468,077)	—	(6,560,679)
Net cash provided by (used in) operating activities	(605,882)	(3,907,185)	943,036	(2,990,648)	—	(6,560,679)
Loans to subsidiaries, primary beneficiary of the VIEs and the VIEs(2)	(4,819,580)	—	(2,514,928)	—	7,334,508	—
Repayments of loans to subsidiaries, primary beneficiary of the VIEs and the VIEs(2)	6,607,179	2,251,945	5,027,890	—	(13,887,014)	—
Other investing activities	—	14,314	672,083	273,659	—	960,056
Net cash provided by (used in) investing activities	1,787,599	2,266,259	3,185,045	273,659	(6,552,506)	960,056
Net proceeds of loans from subsidiaries, primary beneficiary of the VIEs and the VIEs(2)	—	(1,787,599)	(2,251,945)	(2,512,962)	6,552,506	—
Other financing activities	(1,806,453)	(573,483)	(142,057)	564,757	—	(1,957,236)
Net cash (used in) provided by financing activities	(1,806,453)	(2,361,082)	(2,394,002)	(1,948,205)	6,552,506	(1,957,236)

Notes:

(1)	It represents the elimination of payments and proceeds for the inter-company service charges at the consolidation level.
(2)	It represents the elimination of loans among CooTek (Cayman) Inc., other company subsidiaries, the primary beneficiary of the VIEs and its subsidiaries, and the VIEs.

	For the Year Ended December 31, 2022
				Consolidated
	CooTek	Other		Variable
	(Cayman)	Company		Interest		Consolidated
	Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total

	(in US$)
Proceeds of services charges from inter-companies(1)	—	6,309,952	26,143,705	574,964	(33,028,621)	—
Payments of services charges to inter-companies(1)	—	(14,820,354)	—	(18,208,267)	33,028,621	—
Net cash provided by (used in) transactions with third-parties	(2,534,951)	8,781,459	(9,155,046)	4,209,736	—	1,301,198
Net cash provided by (used in) operating activities	(2,534,951)	271,057	16,988,659	(13,423,567)	—	1,301,198
Loans to subsidiaries, primary beneficiary of the VIEs and the VIEs(2)	(9,783,250)	—	(15,879,997)	—	25,663,247	—
Repayments of loans to subsidiaries, primary beneficiary of the VIEs and the VIEs(2)	16,251,000	7,428,999	4,496,079	—	(28,176,078)	—
Other investing activities	—	(65,697)	544,159	43,397	—	521,859
Net cash provided by (used in) investing activities	6,467,750	7,363,302	(10,839,759)	43,397	(2,512,831)	521,859
Net proceeds of loans from subsidiaries, primary beneficiary of the VIEs and the VIEs(2)	—	(6,467,750)	(7,428,999)	11,383,918	2,512,831	—
Other financing activities	(3,745,645)	232	(2,923,487)	(4,947,117)	—	(11,616,017)
Net cash (used in) provided by financing activities	(3,745,645)	(6,467,518)	(10,352,486)	6,436,801	2,512,831	(11,616,017)

Notes:

(1)	It represents the elimination of payments and proceeds for the inter-company service charges at the consolidation level.
(2)	It represents the elimination of loans among CooTek (Cayman) Inc., other company subsidiaries, the primary beneficiary of the VIEs and its subsidiaries, and the VIEs.

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

Risks Related to Our Business

●	If we fail to maintain or expand our active user base, our business, financial condition and operating results may be materially and adversely affected.
●	We generate a significant portion of our revenues from advertising. Our failure to attract or retain advertising customers, or a reduction in their spending with us, could seriously harm our business, operating results and growth prospects.
●	We depend on certain third-party advertising exchanges and agencies for a large portion of our mobile advertising revenues.
●	We rely on our business collaborations with third parties, including major digital distribution platforms, to maintain and expand our user base. Our failure to maintain good relationships with these business partners may materially and adversely affect our business and operating results.
●	We have been and may continue to be subject to notices or complaints alleging, among other things, our infringement of copyrights and delivery of illegal or inappropriate content through our products, which could lead to suspension or removal of such products from digital distribution platforms, a decrease of our user base, and a significantly adverse impact on our financial results and our reputation.
●	We are subject to a variety of laws and other obligations regarding cyber security and data protection in the PRC, and any failure to comply with applicable laws and obligations or exposure to government interference actions could have a material and adverse effect on our business, financial condition and operating results.
●	Our business is subject to complex and evolving laws, regulations and governmental policies in China and other countries and regions where we have business. Many of these laws, regulations and governmental policies are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, increased cost of operations, or declines in our growth or engagement, financial performance, or otherwise harm our business.
●	We had incurred declining revenue and negative working capital in the past, and we cannot assure you that we will sustain or improve profitability.

Risks Related to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct operations in China through (i) our PRC subsidiaries, and (ii) the VIEs with which we have maintained contractual arrangements and the VIEs’ subsidiaries. Holders of our ADSs hold equity interest in CooTek (Cayman) Inc., our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIEs or the VIEs’ subsidiaries. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs. Our holding company, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our Class A ordinary shares or our ADSs may decline significantly in value or become worthless.
●	We rely on contractual arrangements with the VIEs and their respective shareholders for our operations in mainland China, which may not be as effective in providing operational control as direct ownership.
●	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.
●	The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.

Risks Related to Doing Business in China

●	Regulatory developments in mainland China may subject us to additional regulatory review and disclosure requirement, expose us to government interference, or otherwise restrict our ability to offer securities and raise capitals outside mainland China, all of which could materially and adversely affect our business and cause the value of our ADSs to significantly decline or become worthless. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Regulatory developments in mainland China may subject us to additional regulatory review and disclosure requirement, expose us to government interference, or otherwise restrict our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business and the value of our securities.”
●	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”
●	The approval of, report and filings with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings and listings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process. For more details, see “Risk Factors—Risks Relating to Doing Business in China—The approval of, report and filings with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings and listings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process.”

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. For more details, see “Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.”
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The prohibition of trading in the ADSs, or the threat of the trading being prohibited, may materially and adversely affect the value of your investment. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The prohibition of trading in the ADSs, or the threat of the trading being prohibited, may materially and adversely affect the value of your investment.”

Risks Related to Our ADSs

●	The delisting of our ADSs from the NYSE may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.
●	The trading price of our ADSs has been and may continue to be volatile, which could result in substantial losses to investors.

Risks Related to Our Business

If we fail to maintain or expand our active user base, our business, financial condition and operating results may be materially and adversely affected.

The size of our active user base with our products are critical to our success. Our portfolio products had an average of 0.9 million DAUs in December 2024, which decreased from 1.9 million DAUs in December 2023. We suspended and terminated the operations of several non-performing and under-performing utility mobile apps and mobile games globally, which led to such decrease in DAUs. Our financial performance has been and will continue to be significantly affected by our ability to grow and engage our active user base. In addition, we may fail to maintain or increase our user base or our users’ engagement if, among other things:

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

We generate a significant portion of our revenues from advertising. Our failure to attract or retain advertising customers, or a reduction in their spending with us, could seriously harm our business, operating results and growth prospects.

Mobile advertising services have been contributing a significant portion of our revenues, accounting for 91.2%, 71.4% and 28.9% of our revenues in 2022, 2023 and 2024, respectively. Therefore, any failure to continue generating substantial revenue through our mobile advertising services could materially harm our business.

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

We generate a large portion of our mobile advertising revenues from a limited number of third-party advertising exchanges and advertising agencies in 2024. Our top two advertising customers, which are advertising exchanges, accounted for approximately 13.5% of our total revenues in 2024. Our dependence on a limited number of advertising exchange customers increases their bargaining power and the need for us to maintain good relationships with them. The major advertising customers we work with typically offer standard terms and conditions that govern their contractual relationships with us. We have entered into distribution cooperation agreements with Chuan Shan Jia, our top advertising customer in China, and AppLovin, the leading advertising exchange platform and our top advertising customer in overseas markets, for the cooperation in placing advertisements on our mobile apps. If any of these advertising customers we work with ceases to do business with us for any reason or alters its standard terms and conditions to our disadvantage, or if we fail to collect any significant amount of account receivables from these advertising customers timely, or at all, our business, financial conditions and operating results may be materially and adversely affected.

We rely on our business collaborations with third parties, including major digital distribution platforms, to maintain and expand our user base. Our failure to maintain good relationships with these business partners may materially and adversely affect our business and operating results.

We collaborate with various business partners to promote our products and enlarge our user base. We use third-party digital distribution platforms such as Apple App Store and Google Play, and various app stores operated by PRC mobile manufactures such as Oppo App Store, to distribute our mobile applications to users. We also advertise on third-party platforms, such as AppLovin and Facebook Ads, to acquire users. The promotion and distribution of our mobile applications are subject to such digital distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these platforms. In addition, our applications may be suspended by or removed from such platforms as a result of allegations or claims by third parties regardless of their merits. For instance, in July 2019, some of our global apps were disabled by Google from Google Play Store and Google Admob, and our access to Google Play Store and Google Admob was disabled too. See “—We have been and may continue to be subject to notices or complaints alleging, among other things, our infringement of copyrights and delivery of illegal or inappropriate content through our products, which could lead to suspension or removal of such products from digital distribution platforms, a decrease of our user base, and a significantly adverse impact on our financial results and our reputation.”

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

We are headquartered in mainland China and provide our products and services to a global user base. We intend to continue our international business operations and develop products for global users. The headquarters of our major advertising customers are located in China and the United States and therefore a majority of our mobile advertising revenues in 2022, 2023 and 2024 were derived from China and the United States.

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

Over the past three years, we have experienced fluctuations in DAUs and MAUs of our portfolio products. During the same periods, our net revenues decreased from US$83.9 million in 2022 to US$32.0 million in 2023, and further to US$30.3 million in 2024. Our mobile advertising revenue decreased from US$76.5 million in 2022 to US$22.8 million in 2023, and further decreased to US$8.8 million in 2024. We may not be able to successfully grow our user base in future periods.

In addition, growing our revenue in the future depends on successfully building our portfolio products. In 2022 and 2023, we monetized our user base primarily through mobile advertising, which contributed a majority of our revenues in years. In 2024, we monetize our user base primarily through in-app purchase. Most of the revenues were generated from our portfolio products in 2024, in particular our online literature products and mobile games. If we are unable to build new products which are attractive to users, our ability to effectively monetize our services and grow our revenues may be materially impacted.

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

Our success depends on our ability to maintain, grow and monetize our user base, which in turn depends on our ability to continually develop and commercialize new mobile applications, introduce new features or functions to our existing mobile applications and provide users with high-quality content and an enjoyable user experience. This is particularly important since the mobile internet industry is characterized by fast and frequent changes, including rapid technological evolution, shifting user demands, frequent introductions of new products and services, and constantly evolving industry standards, operating systems and practices. We have launched over 215 portfolio products as of December 31, 2024. In December 2024, the user base of our portfolio products reached an average of 0.9 million DAUs. We intend to continue implementation of our business plan to focus our resources on our more profitable business, including our internally developed casual games and online literature, in order to enlarge our active user base. Our ability to roll out new or enhanced products and services depends on a number of factors, including our timely and successful research and development efforts as well as correctly analyzing and predicting users’ interests and demands for content using our big data analytical capabilities. If we fail to correctly analyze and predict users’ interests and demands for content, fail to cater to the anticipated needs and preferences of users, or fail to provide a superior user experience, our existing and new mobile applications may suffer from reduced user traffic or be unsuccessful in the market and our user base may decrease, which in turn may impact our ability to earn advertising revenue. There can be no assurance that our new products and services will generate revenues or profits and we may not be able to recoup the investments and expenditures involved in such development. Our results may also experience significant fluctuations as we continue to invest in the development of new products and services.

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

We generate a considerable portion of our advertising revenues through in-app advertisements in our mobile games. Game is a highly competitive and dynamic industry, and our future success depends not only on the popularity of our existing mobile games but also, in a large part, on our ability to develop and introduce new games that are attractive to our customers. To achieve this, we need to anticipate and effectively adapt to rapidly changing user tastes and preferences and technological advances. The development of new games can be very difficult and requires high levels of innovation and significant investments. We will continue to focus on developing our own proprietary games. We may decide to cease to operate or develop any game that is no longer profitable. If our mobile games are not as attractive as users expect, we may lose our existing or fail to attract new users. As a result, our ability to increase our revenues from mobile games and our margins and prospects may be materially and adversely affected. We embarked on a number of new initiatives in 2023 and 2024, including our emphasis on interactive story game series and other engaging art designs. Since these initiatives have been implemented for a limited period of time and are not yet at scale, it is difficult for us to evaluate the effect, if any, they will bring to our financial prospects. We cannot reasonably predict the future trends of our revenues from mobile games or our total revenues.

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

Our revenue declined from US$83.9 million in 2022 to US$32.0 million in 2023, and further to US$30.3 million in 2024. We incurred a negative cash flows from operating activities of US$0.3 million in 2024. We incurred a deficit in working capital of US$0.6 million and an accumulated deficit of US$216.9 million as of December 31, 2024. These adverse conditions indicate that there is substantial doubt about our ability to continue as a going concern.

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

Our consolidated financial statements for the year ended December 31, 2024 included in this annual report beginning on page F-1 have been prepared based on the assumption that we will continue on a going concern basis. The auditors of our consolidated financial statements for the year ended December 31, 2024 have included in their audit reports an explanatory paragraph relating to substantial doubt about our ability to continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

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

Popular and quality content is the core driver and foundation of our online literature products. The content costs have been material along with our efforts to enrich content of Fengdu Novel and Readict by signing more authors and to deepen the cooperation with more third party content providers globally. In 2022, 2023 and 2024, content costs constituted 31.9%, 27.9% and 16.4% of our total cost of revenues, respectively. We generally license the copyright of the content published on our Fengdu Novel on an exclusive basis with our signed authors, either at fixed prices or pursuant to revenue-sharing arrangements, under which the authors will receive royalties based on sales and other forms of monetization of their works. We also license the copyright of the content published on our platform generally on a non-exclusive basis with other authors, publishers or content providers. As the market further develops, the expectation of copyright owners for compensation may continue to rise, as such, they may demand higher licensing fees, and our content costs may increase as we enrich our content library.

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

On September 24, 2024, the State Council issued the Administrative Measures for Internet Data Security, taking effect on January 1, 2025, under which, national security review shall be conducted where network data processing activities carried out by a network data processor affect or may affect national security.

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

On October 25, 2019, the National Administration of Press and Publication issued the Notice on Preventing Minor’s Addiction to Online Games, which requires all online gamers to register accounts with their valid identity information and all game companies to stop providing game services to users who fail to do so. On October 16, 2023, the Standing Committee of the National People’s Congress issued the Regulations on the Protection of Minors in Cyberspace, effective on January 1, 2024, and on April 26, 2024, the Standing Committee of the National People’s Congress issued the Law of the PRC on the Protection of Minors (2024 Revision), effective on April 26, 2024. These laws and regulations require online games service providers to request minors to register and log into online games with their valid identity information. In addition, pursuant to the Notice of on Further Strengthening Regulation to Effectively Prevent Online Gaming Additions among Minors, which became effective on September 1, 2021, all online games are required to be connected to the online game anti-fatigue compliance system and a real-name registration system of the National Press and Publication Administration of China. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Anti-fatigue System, Real-name Registration System and Parental Guardianship Project.” We are compliant with the current real-name registration system requirements for all our mobile games with in-app purchase functions. However, we have yet achieved such compliance for our other mobile games. The PRC government may further tighten the real-name registration requirements or require us to implement a more thorough compulsory real-name registration system for all users on our platform in the future, in which case we will need to upgrade our system or purchase services from third-party service providers and incur additional costs in relation thereto. If we were required to implement a more rigid real-name registration system for users on our platform, potential users may be deterred from registering with our platform, which may in turn negatively affect the growth of our user base and business prospects.

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

We are subject to seasonality and other fluctuations in our business. Revenues from our mobile advertising services, which constituted a significant portion of our revenues in 2024, are affected by seasonality in advertising spending in both international and China markets. We believe that such seasonality in advertising spending affects our quarterly results, partially resulting in the significant growth in our mobile advertising revenues between the first and the third quarters but a decline from the third quarter to the fourth quarter. Our operating results for one or more future quarters or years may fluctuate or fall below the expectations of securities analysts and investors. In such event, the trading price of the ADSs may fluctuate.

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

We currently rely on Tencent Cloud and Huoshan Cloud for a majority of our computing, storage, bandwidth and other services both in and outside of China. Any transition of the cloud services to other cloud providers would be difficult to implement and will cause us to incur significant time and expense. Any significant disruption of or interference with our use of existing cloud service providers would negatively impact our operation and our business would be seriously harmed. If our users or partners are not able to access our mobile platform through Tencent Cloud and Huoshan Cloud or encounter difficulties in doing so, we may lose users, partners or revenues. The level of service provided by Tencent Cloud and Huoshan Cloud may also impact the usage of and our users’ and partners’ satisfaction with our mobile platform and could seriously harm our business and reputation. If Tencent Cloud and Huoshan Cloud experience interruptions in service regularly or for a prolonged basis, or other similar issues, our business would be seriously harmed. Hosting costs will also increase as our user base and user engagement grows and may seriously harm our business if we are unable to grow our revenues faster than the cost of utilizing the services of Tencent Cloud and Huoshan Cloud or similar service providers.

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

We believe that maintaining and enhancing our brand is critical to expanding our user base and number of advertising customers. We also believe that maintaining and enhancing our brand will depend largely on our ability to continue to provide useful, reliable, trustworthy, and innovative products, which we may not be able to do successfully in the future. We will also continue to experience media, legislative, or regulatory scrutiny of our decisions regarding user privacy, content, advertising, and other issues, which may adversely affect our reputation and brands. We also may fail to respond expeditiously to the sharing and uploading of objectionable content on our products and services or objectionable practices by advertising customers, or may fail to otherwise address user concerns, which could erode confidence in our brands. In addition, maintaining and enhancing our brands may require us to make substantial investments and these investments may not be successful. We promote our brand and products through online advertising networks and platforms, which primarily include Douyin, AppLovin and Facebook Ads, as well as social media channels, which primarily include WeChat. These branding and marketing efforts may not result in increased user traffic in a cost-effective way. If we fail to successfully promote and maintain our brands or if we incur excessive expenses in this effort, our business and financial results may be adversely affected. In addition, any negative publicity in relation to our mobile applications, regardless of its veracity, could harm our brands and reputation and, in turn, our business and financial results.

If we fail to maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024 in accordance with the standards established by the PCAOB. However, we and our independent registered public accounting firm identified one significant deficiency as of December 31, 2024. As defined in the standards established by the PCAOB, a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of financial reporting.

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

There are currently limited options of insurance products available in China. Consistent with customary industry practice in China, our business insurance is limited and we do not carry business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to obtain or maintain such insurance. Any uninsured damage to our systems or disruption of our business operations could require us to incur substantial costs and divert our resources, which could have an adverse effect on our financial condition and results of operations.

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

However, we are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries, and (ii) the VIEs with which we have maintained contractual arrangements and the VIEs’ subsidiaries. Investors in our ADSs thus are not purchasing equity interest in our PRC operating entities but in our Cayman Islands holding company. If the PRC government determines that contractual arrangements constituting part of the VIE structure do not comply with PRC regulatory restrictions on foreign investment in those industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs. We may not be able to repay our outstanding indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our PRC affiliated entities, which contributed to 9.2% of our net revenues in 2024. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainties about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

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

The shareholders of certain VIEs include Karl Kan Zhang, Susan Qiaoling Li, Michael Jialiang Wang, Jim Jian Wang and Haiyan Zhu. Karl Kan Zhang and Susan Qiaoling Li are our co-founders, directors and executive officers. Michael Jialiang Wang and Jim Jian Wang are former directors of our company. Haiyan Zhu is one of our early investors.

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

The National People’s Congress approved the Foreign Investment Law on March 15, 2019, and the State Council approved the Regulation on Implementing the Foreign Investment Law on December 12, 2019, effective from January 1, 2020. The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 26, 2019, effective from January 1, 2020, to ensure fair and efficient implementation of the Foreign Investment Law. According to this judicial interpretation, courts in mainland China shall not, among other things, support contracted parties to claim foreign investment contracts in sectors not on the Special Administrative Measures (Negative List) for Access to Foreign Investment (2024 Revision) as void because the contracts have not been approved or registered by administrative authorities. The Foreign Investment Law grants national treatment to foreign invested enterprises, except for those operating in “restricted” or “prohibited” industries in the “negative list,” where if a foreign invested enterprise proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the foreign invested enterprise must go through a pre-approval process with the Ministry of Commerce. The internet content service, internet audio-visual program services and online culture activities that we conduct through the VIEs are subject to foreign investment restrictions set forth in this negative list. The Foreign Investment Law and the Regulation on Implementing the Foreign Investment Law embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

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

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security. Furthermore, on December 28, 2021, the Cyberspace Administration of China published the Measures for Cyber Security Review, effective from February 15, 2022, which provided that critical information infrastructure operators that procure internet products and services, and internet platform operators engaging in data processing activities, must be subject to the cyber security review if their activities affect or may affect national security. The measures further stipulate that internet platform operators holding over one million users’ personal information shall apply with the Cyber Security Review Office for a cyber security review before any public offering at a foreign stock exchange. On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, the administration departments of each critical industry and sector shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. On July 7, 2022, the Cyberspace Administration of China published the Measures for the Security Assessment of Cross-Border Data Transfer, which came into effect on September 1, 2022, and provided that certain types of data processors transferring important data or personal information collected and generated during operations within the territory of the PRC to an overseas recipient must apply for security assessment of cross-border data transfer.

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

On September 6, 2024, the National Development and Reform Commission and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), which became effective on November 1, 2024. Pursuant to these measures, if a PRC company engaging in the prohibited business stipulated in this negative list seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, according to the further explanation of the National Development and Reform Commission, the foreign investors of the direct overseas offering and listing company shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors. There remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

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

For the period from January 1, 2022 to May 19, 2022, the date when the trading in our ADSs was suspended, the closing trading prices of our ADSs ranged from US$0.88 to US$7.41 per ADS, including retrospective adjustments for the change in the number of ordinary shares represented by each ADS that became effective on May 9, 2022. In 2023, the closing trading prices of our ADSs quoted from the OTC marked ranged from US$0.0012 to US$0.49 per ADS. In 2024, the closing trading prices of our ADSs quoted from the OTC marked ranged from US$0.002 to US$0.20 per ADS.

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

As of March 31, 2025, our chairman of the board of directors, chief technology officer and acting chief financial officer, Karl Kan Zhang, beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constituted approximately 5.1% of our total issued and outstanding share capital and 57.3% of the aggregate voting power of our total issued and outstanding share capital as of March 31, 2025, due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Assuming that we are the owner of the VIEs for United States federal income tax purposes, we do not believe that we were a PFIC for our taxable year ended December 31, 2024. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets and the value of our assets. In addition, it is possible that the Internal Revenue Service, or the IRS, or a court may challenge our classification of certain income and assets as non-passive, which could result in our being or becoming a PFIC.

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

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

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

Furthermore, as CooTek is not currently listed on any stock exchange, CooTek is not subject to any listing rules or listing standards. To the extent that CooTek continues to follow the NYSE corporate governance listing standards that were previously applicable to it, CooTek may stop following any or all of those listing standards at any time at the discretion of its board of directors or management, as the case may be. In May 2023, CooTek’s independent directors resigned from the board and CooTek’s board resolved to dissolve the audit committee, the compensation committee and the nominating and corporate governance committee. CooTek’s board has been assuming the functions and responsibilities of these committees since May 2023 and there are no independent directors on CooTek’s board as of the date of this annual report. As two out of three directors on CooTek’s board are executive officers, including Karl Kan Zhang and Susan Qiaoling Li, the lack of independent directors on CooTek’s board could create a potential conflict of interest in that the directors have the authority to determine issues concerning audit, management compensation, and director nominations that may conflict with the interest of the shareholders of CooTek. As a result, CooTek’s corporate governance practices may afford shareholders less protection than they would otherwise enjoy as shareholders of companies incorporated in Delaware or other states in the United States or under the corporate governance listing standards of the NYSE, the Nasdaq Stock Market or other stock exchanges.

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

In 2020, we formed Shanghai Qianqi Technology Co., Ltd, Shanghai Qinglin Network Technology Co., Ltd., or Qinglin, and Shanghai Lingdian Network Technology Co., Ltd., or Lingdian, to operate mobile games in China market.

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engaged in mobile internet and mobile advertising businesses, our WFOE also entered into a series of contractual arrangements with Shanghai Chubao, Molihong and Qinglin, and their respective shareholders. We collectively refer to these domestic entities as the VIEs in this annual report. For more details and risks related to our variable interest entity structure, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.” As a result of our direct ownership in our WFOE and the variable interest entity contractual arrangements, we are regarded as the primary beneficiary of the VIEs. We treat them as the consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

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

B.Business Overview

We are a mobile internet company with a global vision. Our mission is to empower everyone to enjoy content relevant to people seamlessly. We have developed and brought to market pan-entertainment mobile applications, focusing on two categories: online literature and mobile games. Sophisticated big data analytics and data-driven user insights are the backbone of our business, enabling us to release appealing products that capture mobile internet users’ ever-evolving content needs and attract targeted users. Our portfolio products of mobile applications serve a global user base comprised of an average of 0.9 million DAUs in December 2024.

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

With the popularity of mobile phones and the improvement of mobile operating system in recent years, users’ attention has shifted from the basic functions of the mobile phones to the consumption of productivity or entertainment contents. Since 2019, we have invested in the development of pan-entertainment mobile applications. As of December 31, 2024, we have launched over 185 online literature applications and mobile games, the revenues from which contributed 97.3% of our total net revenues in 2024.

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

We launched Fengdu Literature Platform to develop our original content ecosystem at the end of 2019. Fengdu Literature Platform has accumulated approximately 5,200 signed authors and 7,200 original contract books as of December 31, 2024. Fengdu Literature Platform is deemed as diverse in category, covering 14 major categories of male and female preferred content including genres of romance, fantasy, science fiction, history and others. More than 50% of content focus on gender specialized stories in urban context and ancient romance.

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

We operate our online literature mobile applications in China and overseas markets, including various English and Spanish speaking countries and regions. The proportion of total net revenues generated from online literature mobile applications operated in overseas market increased from 7% in 2022 to 30% in 2023, and further to 78% in 2024, becoming a material source of our revenues.

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

We acquire new users through downloads of our products from digital distribution platforms such as Apple App Store and Google Play. Some of these users acquired through downloads are drawn to our applications through word-of-mouth or general interest in one of our global products, thus growing our user base organically. A majority of our users are drawn to our products through our paid marketing campaigns on third-party platforms in mainland China such as Douyin and oversea distribution platforms such as AppLovin and Facebook Ads.

Monetization

Advertising represented our primary source of revenue through fiscal year 2023. Beginning in 2024, however, in-app purchases became the principal driver of our revenue growth. To further diversify our monetization strategy, we have continued to expand our in-app monetization channels. In addition to advertising placements, we enable users to make in-app purchases to access special features or tools in our mobile games, as well as extra content in our online literature offerings.

Our in-app purchase revenues increased from US$4.1 million in 2022 to US$6.5 million in 2023, and further to US$19.5 million in 2024. Our in-app purchase revenues as a percentage of our total net revenues increased from 4.9% in 2022 to 20.2% in 2023, and further to 64.4% in 2024.

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

Our advertisers are from a broad range of industries, including healthcare, e-commerce, online games, merchant services and business services. Most of our advertisers are represented by third-party advertising exchanges and agencies. Our top two advertising customers, which are advertising exchanges, in aggregate accounted for approximately 13.5% of our total revenues in 2024. We have entered into standard forms of agreements with our major advertising customers. We have entered into distribution cooperation agreements with Chuan Shan Jia, our top advertising customer in China, and AppLovin, the leading advertising exchange platform and our top advertising customer in overseas markets, for the cooperation in placing advertisements on our mobile apps. Our business depends on our relationships with these large advertising exchanges and agencies. For more details, see “Item 3. Key Information—D. Risk Factors—We depend on certain third-party advertising exchanges and agencies for a large portion of our mobile advertising revenues.”

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

Research and development team

We are committed to technological innovation since our inception. Approximately 54% of our employees are software engineers and product designers tasked with research and development to achieve innovation and advancement.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as non-competition and confidentiality agreements and contractual clauses, to establish and protect our intellectual property rights.

As of December 31, 2024, we held 25 patents in mainland China and 7 patents in other countries and regions, covering inventions and designs; we have 2 patent applications currently pending in mainland China. As of December 31, 2024, we have registered 273 trademarks with the Trademark Office of the State Administration for Industry and Commerce in mainland China, including our company’s name “CooTek,” CooTek logos, trademarks relating to our products such as TouchPal Smart Input and TouchPal Phonebook; we have registered 3 trademarks in other countries and regions. As of December 31, 2024, we are the registered owner of 240 software copyrights in mainland China, each of which we have registered with the State Copyright Bureau of China. As of December 31, 2024, we own the rights to approximately 85 domain names that we use in connection with the operation of our business, including our CooTek and TouchPal websites cootek.com, chubao.cn and touchpal.com. In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls. For example, for external controls, we enter into confidentiality agreements or agree to confidentiality clauses with our advertising customers and mobile device manufacturers and, for internal controls, we adopt and maintain policies governing the operation and maintenance of our IT systems and the management of user-generated data.

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

Competition

We face intense competition for users, usage time and advertising customers. Our portfolio products compete with applications of the same or a similar kind. In addition, we compete with all major internet companies for user attention and advertising spending. Fengdu Novel competes with other leading free online literature applications in the Chinese market including Fanqie Novel and Qimao Novel. Readict, along with our other online literature applications targeting overseas markets, competes globally with platforms such as GoodNovel and Dreame. Our mobile game products such as Hey Beauty and Merge Lover compete primarily with other mobile games developed by companies such as WebEye and Magic Tavern.

Seasonality

We are subject to seasonality and other fluctuations in our business. Revenues from our mobile advertising services, which constituted a significant portion of our revenues in the year ended December 31, 2022, 2023 and 2024, are affected by seasonality in advertising spending in both international and China markets. We believe that such seasonality in advertising spending affects our quarterly results, partially resulting in the significant growth in our mobile advertising revenues between the first and the third quarters but a decline from the third quarter to the fourth quarter.

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

On September 24, 2024, the State Council issued the Administrative Measures for Internet Data Security, which took effective on January 1, 2025. The regulation reiterates and further clarifies key rules for data processing and cybersecurity: i) a network data processor may transfer personal information abroad without applying for the security assessment if satisfying certain conditions, such as when the data transfer is necessary to perform statutory duties or obligations; ii) network data processors conducting network data processing activities that affect or may affect national security shall undergo a national security review in accordance with relevant national regulations. In addition, the Regulations on Network Data Security Management also require that network data processors processing important data shall conduct an annual risk assessment of their cyber data processing activities, and submit the risk assessment report of the previous year to the competent authorities at or above the provincial level.

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

Regulations Relating to Foreign Investment

Negative List and Encouraged Industry Guidelines Related to Foreign Investment. Investment activities in mainland China by foreign investors are principally governed by the Special Administrative Measures (Negative List) for Access to Foreign Investment (2024 Revision), which was promulgated by the Ministry of Commerce of the PRC, and the National Development and Reform Commission, as amended from time to time, and the Catalogue of Encouraged Industries for Foreign Investment (2022 Revision), or Encouraged Industry Catalogue, issued by the Ministry of Commerce and the National Development and Reform Commission.

If foreign investment falls into industries specified in the Special Administrative Measures (Negative List) for Access to Foreign Investment (2024 Revision), special administrative measures shall apply, such as the percentage of foreign invested equity interests and background and quality of senior management. According to this negative list, the proportion of foreign investments in entities engaged in value- added telecommunications business shall not exceed 50%, except for e-commerce, domestic multi-party communication, store-and-forward service, and call centers service. The online transmission of audio-visual programs business, online publishing services and online cultural business (except for music) remain as prohibited industries for foreign investment.

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

The Provisions of the Supreme People’s Court on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes on Infringement of the Information Network Dissemination Rights provides that disseminating works, performances or audio-video products by internet users or internet service providers via the internet without the consents of the copyright owners shall be deemed to have infringed the right of dissemination of the copyright owner. Under the Regulations on the Protection of the Right to Network Dissemination of Information, promulgated by the State Council in 2006 and amended in 2013, an owner of the network dissemination rights with respect to written works or audio or video recordings who believes that information storage, search or link services provided by an internet service provider infringe his or her rights may require that the internet service provider delete, or disconnect the links to, such works or recordings. As of December 31, 2024, we have registered 240 software copyrights in mainland China.

Patent Law

Under the Patent Law promulgated by PRC Congress in 1984 and most recently amended in 2020, and its implementation regulations issued in 2010, the State Intellectual Property Office is responsible for administering patents in mainland China. The Chinese patent system adopts a “first to file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet all three conditions: novelty, inventiveness and practical applicability. A patent is valid for 20 years in the case of an invention and 10 years in the case of utility models and designs. A third-party user must obtain consent or proper license from the patent owner to use the patent. Otherwise, third-party use constitutes an infringement of patent rights. As of December 31, 2024, we held 25 patents in mainland China.

Trademark Law

Under the Trademark Law promulgated by PRC Congress in 1982 and most recently amended in 2019, and its implementation regulations issued in 2002 and amended in April 2014, the Trademark Office of the Administration for Industry and Commerce is responsible for the registration and administration of trademarks. The Administration for Industry and Commerce under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. As with patents, mainland China has adopted a “first-to-file” principle for trademark registration. If two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced. For applications filed on the same day, the trademark that was first used will receive preliminary approval and will be publicly announced. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. As of December 31, 2024, we had 273 trademarks in mainland China.

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

As of December 31, 2024, we had registered approximately 85 domain names, including “cootek.com,” “chubao.cn” and “touchpal.com.”

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

On September 6, 2024, the National Development and Reform Commission and the Ministry of Culture jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), which became effective on November 1, 2024. Pursuant to these measures, if a PRC domestic company engaging in the prohibited business stipulated in this negative list seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, according to the further explanation of the National Development and Reform Commission, the foreign investors of the direct overseas offering and listing company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors.

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

C.Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and other entities that are material to our business, as of the date of this annual report:

(1)	Karl Kan Zhang, Susan Qiaoling Li, Michael Jialiang Wang, Jim Jian Wang and Haiyan Zhu are the beneficial owners of CooTek (Cayman) Inc., and each holds 25.0%, 21.94%, 21.94%, 13.12% and 18.0% of the equity interests in Shanghai Chubao, respectively. Karl Kan Zhang and Susan Qiaoling Li are our co-founders, directors and executive officers. Michael Jialiang Wang and Jim Jian Wang are former directors of our company. Haiyan Zhu is one of our early investors.
(2)	Karl Kan Zhang and an employee of our company hold 99% and 1% of the equity interests in Molihong, respectively.
(3)	Two of our former employees each hold 50% of the equity interests in Qinglin.

The following is a summary of our contractual arrangements with respect to Shanghai Chubao, Molihong and Qinglin.

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

The WFOE, Molihong, Qinglin and its shareholders have entered into contractual arrangements which contain agreements and terms substantially similar to our contractual arrangements with Shanghai Chubao and its shareholders described above. The registration of the equity pledges over the equity interests of Molihong and Qinglin have been completed with the office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

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

D.Property, Plants and Equipment

Our headquarters are located in Shanghai, China, where we currently lease and occupy approximately 1,679 square meters of office space. As of December 31, 2024, we also lease offices in Beijing, with an aggregate area of approximately 25 square meters of office space.

Below is a summary of the term of each of our current leases and we plan to renew most of them when they expire:

Leased properties	Term	Area (square meters)
Shanghai	3 years	1,679
Beijing	1 year	25
Total		1,704

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

We generate revenues primarily from mobile advertising and in-app purchases from users of our applications. Most of our advertisers are represented by third-party advertising exchanges and agencies. We also generate revenues from license fees for our intellectual properties.

We have implemented a balanced development approach between growth and profitability. We are continually restructuring our portfolio products by focusing our resources on more profitable businesses, such as pan-entertainment mobile applications, reducing investment of resources on non-performing or under-performing products and improving operation efficiency. We recorded a net income of US$0.5 million in 2022, a net loss of US$2.6 million in 2023 and a net income of US$0.1 million in 2024.

In recent years, we experienced a downturn in domestic internet advertisement industry. To counter the challenging macro environment, we suspended and terminated the operations of several non-performing and under-performing utility mobile apps and mobile games in China and global markets, which led to the decreases in MAUs and DAUs from 2022 to 2024, which in turn negatively impacted our revenues during the same periods. We implemented cost control initiatives, which led to a significant reduction in our sales and marketing expenses, decreasing from US$44.4 million in 2022 to US$17.7 million in 2023, and further down to US$15.1 million in 2024.

In terms of our global strategy, we intend to maintain our global presence by increasing our portfolio products in overseas markets. The proportion of total net revenues from our pan-entertainment mobile applications operated in overseas market increased from 41% in 2022 to 62% in 2023, and further to 89% in 2024, constituting an important source of our revenues. Since different countries and regions are in different industry cycles, we believe this strategy will help improve our resilience against industry headwind.

To further diversify our monetization, we combine in-app advertising with in-app purchases to generate revenues from our mobile applications. We believe this strategy will allow us to balance monetization with user experience and improve our resilience to the volatility of advertising market. Our in-app purchase revenues as a percentage of our total net revenue increased from 4.9% in 2022 to 20.2% in 2023, and further to 64.4% in 2024.

We also diversify our revenue by out-licensing our original novels on Fengdu Literature Platform to produce audiobooks, short videos, etc. Our other revenues as a percentage of our total net revenue increased from 3.9% in 2022 to 6.7% in 2024.

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

The following table sets forth the average DAUs and MAUs of our portfolio products for periods indicated:

	For the Months Ended December 31,
	2020	2021	2022	2023	2024

	(in millions)
Pan-entertainment Mobile Applications
average DAUs	19.7	16.0	5.2	1.9	0.8
MAUs	67.0	58.0	19.6	5.0	1.8
Utility Mobile Applications
average DAUs	8.1	2.4	1.0	0.1	0.03
MAUs	18.8	4.6	1.8	0.1	0.05

We have implemented a balanced development approach between growth and profitability by continuous transition of the strategy in relation to the acquisition of new users and the retention of existing users. As a part of this execution plan, we suspended and terminated the operations of several non-performing and under-performing scenario-based mobile apps, and reduced sales and marketing expenses to acquire new users. As a result, MAUs and DAUs decreased from 2022 to 2024.

Although the restructuring efforts led to declines in the DAUs and MAUs from time to time and we are unable to predict whether such trend will continue into future periods as of the date of this annual report, we believe that these efforts will, in the long term, lead to sustainable growth in our user base. Our efforts to improve operational efficiency have resulted in a decrease in the percentage of sales and marketing expenses of the total net revenues from 55.3% in 2023 to 49.7% in 2024. We achieved this by controlling expenses related to non-performing or under-performing products in our sales and marketing operations. We also plan to develop and offer innovative and diversified products and services to meet the interests and demands of our mobile internet users and to further improve our users’ experience with our products to achieve a sustained high level of user satisfaction, which we believe is the most cost-effective way to attract, engage and retain our users as a long-term strategy.

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

Effectiveness of monetization

We monetize our user base primarily through in-app advertising, combined with in-app purchases. Our advertising revenues decreased from US$76.5 million in 2022 to US$22.8 million in 2023, and further to US$8.8 million in 2024, along with the decreases of DAUs and MAUs. However, our in-app purchase revenues increased from US$4.1 million in 2022 to US$6.5 million in 2023, and further to US$19.5 million in 2024.

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

Our ability to attract and retain advertising customers

We attract our advertisers primarily through our network of advertising exchanges and agencies, and to a lesser extent, direct contractual arrangements with individual advertisers. Our revenues and results of operations depend largely on our ability to engage, directly or indirectly, more advertisers with our advertising services. We generate advertising revenue primarily from performance-based advertisements and we also offer brand advertising arrangements. In 2024, our top two advertising customers, which are advertising exchanges, contributed 13.5% of our total revenues. Our business may be significantly and adversely affected if our cooperation with these two advertising customers is impaired or terminated. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We depend on certain third-party advertising exchanges and agencies for a large portion of our mobile advertising revenues.” We plan to maximize the value of our services to the advertisers by improving our targeting capability, increasing our user base while maintaining quality business relationship with third-party advertising exchanges.

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

Our ability to diversify our revenue source

We have been exploring various ways of monetization to diversify our revenue source. In addition to in-app advertisements, we introduced in-app purchases in mobile games allowing users to purchase additional features or tools and in online literature products allowing users to unlock new chapter or extra content. Our in-app purchase revenues increased from US$4.1 million in 2022 to US$6.5 million in 2023, and further to US$19.5 million in 2024. We explored IP-based monetization by out-licensing our original novels on Fengdu Literature Platform to produce audiobooks, short videos, etc. Our other revenue contributed 3.9%, 8.4% and 6.7% of our total net revenues in 2022, 2023 and 2024, respectively.

Effective investment in technology and talent

To maintain our advanced technological capabilities and in order to be able to keep up with any future technological developments, we have continued to make significant investments in enhancing our technology infrastructure and in acquiring and retaining talent with technological expertise. Our investment in technology and talent has effectively met our needs for technology upgrades and increases in product development capacity along with the growth of our business. As of December 31, 2024, we had 94 full-time employees, of which 51 were software engineers and product designers. Our research and development expenses decreased by 53.5% from US$15.5 million in 2022 to US$7.2 million in 2023, and further decreased by 47.0% to US$3.8 million in 2024.

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

Key Components of Results of Operations

Net Revenues. The following table sets forth the components of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented:

	For the Years Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
Net Revenues:
In-app purchase revenue	4,110,704	4.9	6,470,995	20.2	19,510,797	64.4
Advertising revenue	76,545,411	91.2	22,822,094	71.4	8,760,291	28.9
Other revenue	3,270,499	3.9	2,683,179	8.4	2,047,728	6.7
Total net revenues	83,926,614	100.0	31,976,268	100.0	30,318,816	100.0

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

Revenue from our in-app purchase services accounted for 4.9%, 20.2% and 64.4% of our total net revenues in 2022, 2023 and 2024, respectively. We expect that the in-app purchase services will contribute to a majority of our revenue in the future.

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

Revenue from our advertising services accounted for 91.2%, 71.4% and 28.9% of our total net revenues in 2022, 2023 and 2024, respectively. We estimate that, of our total advertising revenue, online literature and mobile games aggregately contributed approximately 97.0%, 95.9% and 94.4% in 2022, 2023 and 2024, respectively. From time to time, we provide sales rebates to certain advertising agencies to incentivize their referral of more brand advertising arrangements to us. Our advertising revenue is presented net of sales rebates to these advertising agencies.

Other Revenue

We generate other revenue from out-licensing of our TouchPal Smart Input to certain device manufacturers for pre-installation and out-licensing of online literature works. Attributable to our efforts of diversifying our revenue sources, other revenues contributed 3.9%, 8.4% and 6.7% of our total net revenues in 2022, 2023 and 2024, respectively.

Cost of revenues

The following table sets forth our cost of revenues and gross profit, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	For the Years Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
Cost of revenues	13,070,923	15.6	6,035,768	18.9	8,762,910	28.9
Gross profit	70,855,691	84.4	25,940,500	81.1	21,555,906	71.1

Our cost of revenues consists primarily of payment processing fees paid to digital distribution platforms such as Apple App Store and Google Play, content costs, bandwidth costs and staff costs. Content costs are the fees we pay to our signed authors and third-party content providers for the publishing and licensing of online literature works. Bandwidth costs are the fees we pay to telecommunications carriers and other service providers for telecommunications and other content delivery-related services. Staff costs consist of salaries and benefits for our employees involved in the operation and maintenance of our network and mobile applications. Our other costs of revenues include hardware, server and internet equipment depreciation expenses and internet data center service fees. As a percentage of total net revenues, our cost of revenue accounted for 28.9% in 2024, compared with 15.6% and 18.9% in 2022 and 2023, respectively. In the foreseeable future, we expect the absolute amount of our total cost of revenues to increase in line with the growth of our in-app purchase revenue. We will continue to implement our cost-control initiatives on bandwidth costs.

Operating Expenses

The following table sets forth the components of our operating expenses, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	For the Years Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
Operating expenses:
Sales and marketing expenses	44,378,533	52.9	17,674,610	55.3	15,056,063	49.7
Research and development expenses	15,523,180	18.5	7,210,687	22.6	3,818,394	12.6
General and administrative expenses	11,907,809	14.2	4,384,720	13.7	2,990,392	9.9
Other operating (income) loss, net	(2,441,559)	(2.9)	(793,685)	(2.5)	(462,284)	(1.5)
Total operating expenses	69,367,963	82.7	28,476,332	89.1	21,402,565	70.6

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of advertising and promotion expenses, expenses incurred for the user incentive programs, salaries and benefits of sales and marketing personnel and fees paid to mobile device manufacturers to pre-install our smart input products. Our user acquisition costs represent expenses for acquiring new users of our products, including expenses on targeted campaigns to acquire users. As a percentage of total net revenues, our sales and marketing expenses accounted for 49.7% in 2024, compared with 52.9% and 55.3% in 2022 and 2023, respectively. We expect our sales and marketing expenses to increase in the foreseeable future as we plan to acquire new users and enlarge our user base to grow our oversea business.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits, including share-based compensation, for our technology and product development personnel, and depreciation and other expenses associated with the use of facilities for research and development purposes. As a percentage of total net revenues, research and development expenses accounted for 12.6% in 2024, compared with 18.5% and 22.6% in 2022 and 2023, respectively. We expect our research and development expenses to slightly decrease in absolute amount in the short term as we implement our cost-control initiatives but to increase thereafter as we continue our investment in our technology infrastructure.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and benefits, including share-based compensation, for our employees involved in general corporate operations, facility rental, as well as professional service fees related to various corporate activities. As a percentage of total net revenues, general and administrative expenses accounted for 9.9% in 2024, compared with 14.2% and 13.7% in 2022 and 2023, respectively. We expect our general and administrative expenses to slightly decrease in absolute amount in the foreseeable future as we continue to implement our cost-control initiatives.

Other Operating (Income) Loss, net

Other operating income primarily consisted of government subsidies and other operating loss primarily consisted of provision and reversal of contingent losses mainly for intellectual property infringement lawsuit.

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

	For the Years Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
Net revenues:
In-app purchase revenue	4,110,704	4.9	6,470,995	20.2	19,510,797	64.4
Advertising revenue	76,545,411	91.2	22,822,094	71.4	8,760,291	28.9
Other revenue	3,270,499	3.9	2,683,179	8.4	2,047,728	6.7
Total net revenues	83,926,614	100.0	31,976,268	100.0	30,318,816	100.0
Cost of revenues(1)	(13,070,923)	(15.6)	(6,035,768)	(18.9)	(8,762,910)	(28.9)
Gross profit	70,855,691	84.4	25,940,500	81.1	21,555,906	71.1
Operating expenses:
Sales and marketing expenses(1)	(44,378,533)	(52.9)	(17,674,610)	(55.3)	(15,056,063)	(49.7)
Research and development expenses(1)	(15,523,180)	(18.5)	(7,210,687)	(22.6)	(3,818,394)	(12.6)
General and administrative expenses(1)	(11,907,809)	(14.2)	(4,384,720)	(13.7)	(2,990,392)	(9.9)
Other operating income (loss), net	2,441,559	2.9	793,685	2.5	462,284	1.5
Total operating expenses	(69,367,963)	(82.7)	(28,476,332)	(89.1)	(21,402,565)	(70.6)
Income (loss) from operations	1,487,728	1.8	(2,535,832)	(7.9)	153,341	0.5
Interest (expenses) income, net	(1,362,001)	(1.6)	(28,443)	(0.1)	(65,742)	(0.2)
Impairment loss of investment	—	—	—	—	—	—
Foreign exchange gains (losses), net	(93,145)	(0.1)	(10,829)	(0.0)	(15,034)	(0.0)
Fair value change of derivatives	553,707	0.7	—	—	—	—
Income (loss) before income taxes	586,289	0.7	(2,575,104)	(8.1)	72,565	0.2
Income tax expenses	(9,058)	(0.0)	(20,837)	(0.1)	(8,996)	(0.0)
Share of loss in equity method investment	(62,217)	(0.1)	—	—	—	—
Net (loss) income	515,014	0.6	(2,595,941)	(8.1)	63,569	0.2
(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the Years Ended December 31,
	2022	2023	2024
	US$	US$	US$
Cost of revenues	(22,682)	21,434	20,456
Sales and marketing expenses	59,974	(10,061)	517
Research and development expenses	545,673	180,355	60,297
General and administrative expenses	1,237,663	512,837	53,290
Total	1,820,628	704,565	134,560

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net Revenues

Our net revenues decreased by 5.2% from US$32.0 million in 2023 to US$30.3 million in 2024, primarily due to a decrease in our mobile advertising revenue.

Advertising revenue. Our advertising revenue decreased by 61.6% from US$22.8 million in 2023 to US$8.8 million in 2024. The decrease in advertising revenue was primarily due to the suspension and termination of advertising operations of several non-performing and underperforming applications, especially the online literature products in China.

In-app Purchase revenue. Our in-app purchase revenue increased by 201.5% from US$6.5 million in 2023 to US$19.5 million in 2024. The increase of in-app purchase revenue was primarily due to the increase in the sale of in-app virtual currency in our online literature products operated in overseas market.

Other Revenue. We generate other revenue from out-licensing of our TouchPal Smart Input to certain device manufacturers for pre-installation and out-licensing of online literature works. Our other revenue decreased from US$2.7 million 2023 to US$2.0 million 2024.

Cost of revenues

Our cost of revenues increased by 45.2% from US$6.0 million in 2023 to US$8.8 million in 2024. This increase was primarily due to increase in payment processing fees paid to digital distribution platforms such as Apple App Store and Google Play in line with the growth of our in-app purchase revenue, and partially offset by the decreases in cloud service costs and internet data center service fees.

Gross profit

As a result of the foregoing, we recorded gross profit of US$21.6 million in 2024, as compared to gross profit of US$25.9 million in 2023. Our gross margin decreased from 81.1% in 2023 to 71.1% in 2024, primarily due to the increased proportion of in-app purchase revenue, which incurred higher payment processing fees to digital distribution platforms compared to advertising revenue.

Operating expenses

Our total operating expenses decreased by 24.8% from US$28.5 million in 2023 to US$21.4 million in 2024, due to decreases in all expense items along with our cost-control and profit-improving operation strategy.

Sales and marketing expenses. Our sales and marketing expenses decreased by 14.8% from US$17.7 million in 2023 to US$15.1 million in 2024. The decrease was primarily due to the continuous transition of our strategy in relation to the acquisition of new users and retention of existing users, which resulted in a decrease in the user acquisition costs in China.

Research and development expenses. Our research and development expenses decreased by 47.0% from US$7.2 million in 2023 to US$3.8 million in 2024. The decrease was primarily due to a decrease in salary and payroll expenses associated with technology research and development staff and share-based compensation expenses.

General and administrative expenses. Our general and administrative expenses decreased by 31.8% from US$4.4 million in 2023 to US$3.0 million in 2024. The decrease was primarily due to a decrease in salary and payroll expenses associated with general and administrative staff, share-based compensation expenses, and professional service fee.

Other operating income (loss), net. We recorded other operating income of US$0.5 million in 2024, which primarily consisted of government subsidies we received, compared to other operating income of US$0.8 million in 2023.

(Loss) Income from operations

As a result of the foregoing, we recorded income from operations of US$0.2 million in 2024, compared to loss from operations of US$2.5 million in 2023.

Interest (expenses) income, net

We had net interest expenses of US$0.03 million and US$0.07 million in 2023 and 2024, respectively. The increase in our net interest expense was mainly due to the decrease of interest income in 2024.

Foreign exchange (losses) gains, net

We incurred net foreign exchange losses of US$0.01 million and US$0.02 million in 2023 and 2024, respectively, primarily due to the costs incurred on foreign exchange conversion.

Income tax expense

We recorded income tax expenses of US$20,837 and US$8,996 in 2023 and 2024, respectively.

Net (loss) income

As a result of the foregoing, we recorded a net income of US$0.1 million in 2024, compared to a net loss of US$2.6 million in 2023.

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

Value-Added Tax

We are subject to Value-Added Tax(“VAT”) at a rate of 6% on the services we provide to advertising customers in mainland China, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

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

B.Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods presented:

	For the Years Ended
	December 31
	2022	2023	2024
	US$	US$	US$
Summary Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	1,301,198	(6,560,679)	(286,786)
Net cash (used in) provided by investing activities	521,859	960,056	80,885
Net cash provided by (used in) financing activities	(11,616,017)	(1,957,236)	1,832,070
Net decrease in cash, cash equivalents, and restricted cash	(9,792,960)	(7,557,859)	1,626,169
Cash, cash equivalents, and restricted cash at beginning of year	18,431,209	9,785,131	2,476,571
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	1,146,882	249,299	56,550
Cash, cash equivalents, and restricted cash at end of year	9,785,131	2,476,571	4,159,290

Historically, we have financed our operations primarily through the proceeds we received from private issuances of preferred shares, loans from commercial banks, public offering of equity and debt securities and other financing activities. As of December 31, 2022, 2023 and 2024, we had US$9.8 million, US$2.5 million and US$4.2 million in cash, cash equivalents and restricted cash, respectively. Our cash and cash equivalents consist of cash on hand, demand deposits and floating rate financial instruments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased. Our restricted cash represents amounts held in our bank account as guarantee deposit for payments processing services and loan facility provided by the bank.

On March 19, 2021, entered into a securities purchase agreement and a convertible note with YA II PN, Ltd., pursuant to which YA II PN, Ltd. will purchase a convertible promissory note in the principal amount of US$20,000,000 with an annual interest rate of 5%, which may be convertible into our Class A ordinary shares in exchange for our ADSs, due March 19, 2022, or the March 2021 Note. Beginning on June 1, 2021 and continuing on the first day of each calendar month thereafter through January 2022, the principal amount plus an 8% redemption premium and plus accrued and unpaid interest will be subject to monthly redemption in the event that the daily VWAP on each of the five consecutive trading days immediately prior to the redemption date does not exceed a price equal to 108% of the fixed conversion price. In September 2021, we entered into a letter agreement with YA II PN, Ltd. to amend the schedule of redemptions, which was subsequently replaced by the one signed on October 29, 2021. On October 29, 2021, we entered into a letter agreement with YA II PN, Ltd. to amend and restate the March 2021 Note so as to, among others, extend the maturity date to August 31, 2022, and reduced the floor price from US$0.015 per Class A ordinary share to US$0.01 per Class A ordinary share. On January 10 and February 28, 2022, we entered into two letter agreements, pursuant to which the floor price was reduced to US$0.006 per Class A ordinary share and US$0.004 per Class A ordinary share, respectively. On May 11, 2022, we and YA II PN, Ltd. agreed to change the floor price to US$0.50 per ADS. On July 8, 2022, we entered into a letter agreement with YA II PN, Ltd. to amend the schedule of redemptions, which was subsequently replaced by the one signed on October 11, 2022. On October 11, 2022, we entered into a letter agreement with YA II PN, Ltd. to, among other things, extend the maturity date to April 1, 2023, and amend the schedule of redemptions. This note has been partially converted to 1,543,601,450 Class A ordinary shares with the weighted average conversion price of US$0.0081 per ordinary share and fully redeemed as of March 31, 2023.

We recorded a net income of US$0.5 million and positive cash flows from operations of US$1.3 million in 2022. We incurred a net loss of US$2.6 million and negative cash flows from operations of US$6.6 million in 2023. We incurred a net income of US$0.1 million and negative cash flows from operations of US$0.3 million in 2024. Our revenue declined significantly, from US$83.9 million in 2022 to US$32.0 million in 2023, and further to US$30.3 million in 2024. We accumulated a deficit of US$216.9 million as of December 31, 2024. We had negative working capital, which equals the result of current assets minus current liabilities, of US$0.3 million, US$1.2 million and US$0.6 million as of December 31, 2022, 2023 and 2024, respectively.

These adverse conditions indicate that there is substantial doubt about the Company’s ability to continue as a going concern. The liquidity of our company is dependent on our ability to enhance our operating cash flow, obtain capital financing from investors and borrowings from commercial banks to fund our general operations including marketing activities. Our ability to continue as a going concern is dependent on our ability to successfully execute our business plans including the implementation of a balanced development approach between growth and profitability. We plan to restructure our portfolio products by focusing resources on more profitable businesses, such as pan-entertainment mobile applications in overseas markets. We also plan to continue implementing our cost-control initiatives to improve cost and expense efficiency. In February 2025, we entered into a credit facility agreement with a commercial bank with a credit facility of US$2.0 million, which will expire by January 2028. Each drawdown under the facility has a loan term of 12 months from the date of disbursement. We plan to renew our short-term bank borrowings if needed. While there can be no assurance that we will be able to refinance our short-term bank borrowings as they become due, historically, we have renewed our short-term credit facility upon the maturity of the loans, and we believe we will continue to be able to do so. In addition, we will continue to seek external financing to improve our liquidity position to fund continuing operations, though there is no assurance that we will be successful in obtaining sufficient funding on terms acceptable to us.

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

The total outstanding balance of our short-term bank borrowings as of December 31, 2024 was US$2.5 million.

We have entered into the following short-term loan transactions:

●	In April 2023, we entered into a credit facility agreement with a commercial bank under which we could draw down up to US$0.7 million by April 2024 with an annual interest rate of 4.15%. In 2023, we drew down the credit facility of US$0.7 million, and fully repaid the amount in April 2024.
●	In January 2024, we entered into a credit facility agreement with a commercial bank under which we could draw down up to US$2.5 million by January 2025. The annual interest rate for the agreement was the loan prime rate minus 0.25%. In 2024, we drew down the credit facility of US$2.5 million, and fully repaid the amount in January 2025.
●	In February 2025, we entered into a credit facility agreement with a commercial bank under which we could draw down up to US$2.0 million by January 2028, with interest rate of 2.88%. Each drawdown under the facility has a loan term of 12 months from the date of disbursement. From January 1 to April 28, 2025, we have drawn down the credit facility of US$1.3 million and has made no repayment as of the date of this annual report.

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

As of December 31, 2024, 27.9% of our cash, cash equivalents and restricted cash were held in mainland China, and 22.8% were held by the VIEs and denominated in Renminbi. Most of the remaining cash and cash equivalents we held as of December 31, 2024, were held in Hong Kong and United States, and mainly denominated in Hong Kong dollars and U.S. dollars. Although we consolidate the results of the VIEs, we only have access to the assets or earnings of the VIEs through our contractual arrangements with the VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

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

Operating Activities

Net cash used in operating activities in 2024 was US$0.3 million, as compared to net income of US$0.1 million in the same period. The difference was primarily due to (i) a decrease of US$1.0 million in accounts payable driven primarily by the decrease in payment of our user acquisition costs, (ii) a decrease of US$0.9 million in accrued expenses and other current liabilities, (iii) a decrease of US$0.4 million in accrued salary and benefits, and (iv) a decrease of US$0.6 million in in accounts receivables, partially offset by an increase of US$1.9 million in prepaid expenses and other current assets and increase of US$0.4 million in deferred revenues. The principal non-cash items affecting the difference between our net income and our net cash used in operating activities in 2024 primarily consisted of US$0.3 million in noncash lease expense, US$0.1 million in depreciation expenses and US$0.1 million in share-based compensation expenses.

Net cash used in operating activities in 2023 was US$6.6 million, as compared to net loss of US$2.6 million in the same period. The difference was primarily due to (i) a decrease of US$3.6 million in accounts payable driven primarily by the decrease in payment of our user acquisition costs, (ii) a decrease of US$2.2 million in accrued expenses and other current liabilities, and (iii) a decrease of US$2.8 million in accrued salary and benefits, partially offset by an increase of US$2.7 million in accounts receivables and US$1.1 million in prepaid expenses and other current assets. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2023 primarily consisted of (i) US$0.4 million in depreciation expenses, (ii) US$0.7 million in share-based compensation expenses, and (iii) US$0.3 million in non-cash lease expenses, and partially offset by US$0.4 million in gain on disposal of property and equipment.

Net cash provided by operating activities in 2022 was US$1.3 million, as compared to net income of US$0.5 million in the same period. The difference was primarily due to (i) a decrease of US$17.5 million in accounts payable driven primarily by the decrease in payment of our user acquisition costs, (ii) a decrease of US$6.6 million in accrued expenses and other current liabilities, and (iii) a decrease of US$1.9 million in deferred revenue, partially offset by an increase of US$15.8 million in accounts receivables and US$5.8 million in prepaid expenses and other current assets. The principal non-cash items affecting the difference between our net income and our net cash provided by operating activities in 2022 primarily consisted of (i) US$1.8 million in depreciation expenses, (ii) US$1.8 million in share-based compensation expenses, (iii) US$1.3 million in amortization of issuance cost and debt discounts related to convertible notes, and (iv) US$1.2 million in non-cash lease expenses, and partially offset by US$0.6 million in change in fair value of derivatives.

Investing Activities

Net cash provided by investing activities in 2024 was US$0.1 million, primarily due to proceeds from reclaim of short-term investments.

Net cash provided by investing activities in 2023 was US$1.0 million, primarily due to proceeds from disposal of property and equipment of US$1.0 million.

Net cash provided by investing activities in 2022 was US$0.5 million, primarily due to proceeds from disposal of property and equipment of US$0.6 million, partially offset by purchase of long-term investment of US$0.1 million.

Financing Activities

Net cash provided by financing activities in 2024 was US$1.8 million, primarily due to net proceeds from bank borrowings.

Net cash used in financing activities in 2023 was US$2.0 million, primarily due to repayment of convertible notes of US$1.8 million.

Net cash used in financing activities in 2022 was US$11.6 million, primarily due to (i) repayment of bank borrowing of US$14.1 million, and (ii) repayment of convertible notes of US$3.7 million, offset by proceeds from bank borrowings of US$6.3 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our operating lease obligations and short-term bank debt obligations.

Our operating lease obligations consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was US$1.1 million, US$0.3 million and US$0.3 million for the years ended December 31, 2022, 2023 and 2024, respectively. The majority of our operating lease commitments are related to our office lease agreements in mainland China.

We made capital expenditures of nil, US$0.08 million, and nil in 2022, 2023 and 2024, respectively. In 2023, we sold a majority of our servers, terminated leases with internet data centers who hosted those servers, and completed the transition of our data and services to cloud service providers, such as AliCloud, Tencent Cloud and Huoshan Cloud, as a part of our cost-control initiatives. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business in the future.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

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

C.Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025, that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Karl Kan Zhang	44	Chairman of the Board of Directors, Chief Technology Officer and Acting Chief Financial Officer
Susan Qiaoling Li	46	Director, Chief Executive Officer, and President
Glen Qian Sun	51	Director

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

B.Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of approximately US$0.7 million in cash to our executive officers, and we did not pay any cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

2012 Stock Incentive Plan

In November 2012, we adopted the 2012 Stock Incentive Plan, as amended from time to time, or the 2012 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and advisors and promote the success of our business. The maximum aggregate number of our ordinary shares which may be issued pursuant to all awards under the 2012 Plan is 226,153,637 ordinary shares. As of March 31, 2025, awards to purchase 202,657,740 ordinary shares have been granted and outstanding, excluding awards that were forfeited or canceled after the relevant grant dates.

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

2018 Share Incentive Plan

In August 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, or the 2018 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued under the 2018 Plan shall initially be 63,916,634 Class A ordinary shares, plus an annual increase on the first day of each of the first five (5) complete fiscal years after the completion of our initial public offering in 2018 and during the term of this plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to 2.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting). As of March 31, 2025, awards to purchase 100,903,086 ordinary shares have been granted and outstanding, excluding awards that were forfeited or canceled after the relevant grant dates. The following paragraphs summarize the terms of the 2018 Plan.

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

The following table summarizes, as of March 31, 2025, the awards granted under our 2012 Plan and 2018 Plan to several of our directors and executive officers and to other individuals as a group, excluding awards that were forfeited or canceled after the relevant grant dates.

	Ordinary
	Shares
	Underlying
	Outstanding		Exercise
	Options or		Price		Date of
Name	RSUs		(US$/Share)	Date of Grant	Expiration
Karl Kan Zhang	*		0.0002	January 6, 2020	January 5, 2030
Susan Qiaoling Li	*		0.0002	January 6, 2020	January 5, 2030
Other individuals as a group	288,560,826	(1)	from 0.0002 to 0.1800
*	The options and restricted shares units in aggregate held by each of these officers represent less than 1% of our total outstanding shares.
(1)	Including options and restricted shares units. With respect to the options, the exercise price is within the range from US$0.0002 to US$0.1800 per share.

C.Board Practices

Our board of directors consists of three directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

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

D.Employees

We had 181, 106 and 94 employees as of December 31, 2022, 2023 and 2024, respectively. The following table sets forth the breakdown of our employees by function as of December 31, 2024:

Function:	Number of Employees
Research and development	51
Sales and marketing	3
Operations	18
General and administrative	22
Total	94

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

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2025, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% of our total outstanding shares.

The calculations in the table below are based on 4,591,030,991 Class A ordinary shares (excluding treasury stocks and shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) and 246,224,465 Class B ordinary shares outstanding as of March 31, 2025.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2025, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
					% of
	Class A	Class B	Total	% of	Aggregate
	Ordinary	Ordinary	Ordinary	Beneficial	Voting
	Shares	Shares	Shares	Ownership	Power***
Directors and Executive Officers**
Karl Kan Zhang(1)	104,285,750	246,224,465	350,510,215	7.2	58.2
Susan Qiaoling Li(2)	220,624,465	—	220,624,465	4.6	2.1
Glen Qian Sun	—	—	—	—	—
All Directors and Executive Officers as a Group	324,910,215	246,224,465	571,134,680	11.8	60.2
Principal Shareholders:
HSG GF Holdco III-A, Ltd.(3)	555,204,772	—	555,204,772	11.5	5.2
Qiming Funds(4)	540,786,459	—	540,786,459	11.2	5.0
SIG China Investments Master Fund III, LLLP(5)	423,583,387	—	423,583,387	8.8	3.9
Kan’s Global CoolStuff Investment Inc.(1)(6)	—	246,224,465	246,224,465	5.1	57.3
*	Less than 1% of our total outstanding shares.
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

(1)	Represents (i) 246,224,465 Class B ordinary shares held by Kan’s Global CoolStuff Investment Inc., a British Virgin Islands company, (ii) 94,285,750 Class A ordinary shares in the form of ADSs held by Karl Kan Zhang, and (iii) 10,000,000 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after the date of this annual report held by Karl Kan Zhang. Kan’s Global CoolStuff Investment Inc. is wholly owned by Kan’s Universe Investment Limited, a British Virgin Islands company, which is ultimately owned by Karl’s Global CoolStuff Investment Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Karl Kan Zhang is the settlor of this trust, and Mr. Zhang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Zhang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of CooTek held by Kan’s Global CoolStuff Investment Inc. Mr. Zhang is the sole director of Kan’s Global CoolStuff Investment Inc. The registered office of Kan’s Global CoolStuff Investment Inc. is at Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(2)	Represents (i) 215,624,465 Class A ordinary shares held by LQL Global Innovation Investment Inc., a British Virgin Islands company, and (ii) 5,000,000 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after the date of this annual report held by Susan Qiaoling Li. LQL Global Innovation Investment Inc. is wholly owned by LQL International Limited, a British Virgin Islands company, which is ultimately owned by LQL International Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Susan Qiaoling Li is the settlor of this trust, and Ms. Li and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of CooTek held by LQL Global Innovation Investment Inc. Ms. Li is the sole director of LQL Global Innovation Investment Inc. The registered office of LQL Global Innovation Investment Inc. is at Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(3)	Represents (i) 534,404,772 Class A ordinary shares and (ii) 20,800,000 Class A ordinary shares in the form of ADSs held by HSG GF Holdco III-A, Ltd., formerly known as Sequoia Capital China GF Holdco III-A, Ltd. and an exempted company with limited liability incorporated in the Cayman Islands. Information regarding beneficial ownership is reported as of December 31, 2018, based on the information contained in the Schedule 13G filed by Sequoia Capital China GF Holdco Ltd. with SEC on February 14, 2019. The sole shareholder of HSG GF Holdco III-A, Ltd. is HongShan Capital Growth Fund III, L.P., formerly known as Sequoia Capital China Growth Fund III, L.P. The general partner of HongShan Capital Growth Fund III, L.P. is HSG Growth III Management, L.P., formerly known as SC China Growth III Management, L.P., whose general partner is HSG Holding Limited, formerly known as SC China Holding Limited. HSG Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Mr. Neil Nanpeng Shen. The registered office of HSG GF Holdco III-A, Ltd. is at Cricket Square, Hutchins Drive P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

(4)	Represents (i) 490,679,348 Class A ordinary shares held by Qiming Venture Partners II, L.P., a Cayman Islands exempted limited partnership; 42,966,564 Class A ordinary shares held by Qiming Venture Partners II-C, L.P., a Cayman Islands exempted limited partnership; and (ii) 7,140,547 Class A ordinary shares by Qiming Managing Directors Fund II, L.P., a Cayman Islands exempted limited partnership. Information regarding beneficial ownership is reported as of December 31, 2022, based on the information contained in the Schedule 13G/A filed by Qiming Corporate GP II, Ltd. with SEC on February 14, 2023. Qiming Venture Partners II, L.P., Qiming Venture Partners II-C, L.P., and Qiming Managing Directors Fund II, L.P. are collectively referred to as Qiming Funds. The general partner of both Qiming Venture Partners II, L.P. and Qiming Venture Partners II-C, L.P. is Qiming GP II, L.P., a Cayman Islands exempted limited partnership. The general partner of both Qiming Managing Directors Fund II, L.P. and Qiming GP II, L.P. is Qiming Corporate GP II, Ltd., a Cayman Islands exempted limited company. Duane Ziping Kuang, Gary Edward Rieschel and Robert Brian Headley each owns approximately 33.33% of Qiming Corporate GP II, Ltd. The registered office of Qiming Funds is at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(5)	Represents 423,583,387 Class A ordinary shares held by SIG China Investments Master Fund III, LLLP, a Delaware limited liability limited partnership. Information regarding beneficial ownership is reported as of December 31, 2020, based on the information contained in the Schedule 13G/A filed by SIG China Investments Master Fund III, LLLP, SIG Asia Investment, LLLP, and Heights Capital Management, Inc. with SEC on February 16, 2021. SIG Asia Investment, LLLP, a Delaware limited liability limited partnership, is the investment manager for SIG China Investments Master Fund III, LLLP pursuant to an investment management agreement, and as such, has discretionary authority to vote and dispose of the Class A ordinary shares. Heights Capital Management, Inc., a Delaware Corporation, is the investment manager for SIG Asia Investment, LLLP pursuant to an investment management agreement, and as such, has the discretionary to dispose and vote the Class A ordinary shares. Mr. Authur Dantchik, in his capacity as president of SIG Asia Investment, LLLP, and vice president of Heights Capital Management, Inc. may also be deemed to have investment discretion over the shares held by SIG China Investments Master Fund III, LLLP. Mr. Dantchik disclaims any such investment discretion or beneficiary ownership with respect to these shares. The registered office of SIG China Investments Master Fund III, LLLP is at One Commence Center, 1201 N. Orange Street, Suite 715, Wilmington, DE, USA.
(6)	Represents 246,224,465 Class B ordinary shares held by Kan’s Global CoolStuff Investment Inc., a British Virgin Islands company. Kan’s Global CoolStuff Investment Inc. is wholly owned by Kan’s Universe Investment Limited, a British Virgin Islands company, which is ultimately owned by Karl’s Global CoolStuff Investment Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Karl Kan Zhang is the settlor of this trust, and Mr. Zhang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Zhang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of CooTek held by Kan’s Global CoolStuff Investment Inc. Mr. Zhang is the sole director of Kan’s Global CoolStuff Investment Inc. The registered office of Kan’s Global CoolStuff Investment Inc. is at Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2025, a total of 3,041,863,847 of our ordinary shares (including treasury stocks and shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) were held by three record holders in the United States. One of these holders is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 2,627,987,900 Class A ordinary shares (including treasury stocks and shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Exempted Company. We are incorporated as an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is incorporated in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be incorporated as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are given for a period of up to 30 years);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules such as:

●	financial institutions,
●	insurance companies,
●	regulated investment companies,
●	real estate investment trusts,
●	broker-dealers,
●	traders in securities that elect mark-to-market treatment,
●	tax-exempt organizations (including private foundations),
●	holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our ADSs or ordinary shares (by vote or value),
●	partnerships or other entities or arrangements taxable as partnerships for U.S. federal income tax purposes, or persons holding our ADSs or ordinary shares through such entities or arrangements.
●	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation,
●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes,
●	investors required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement,
●	or investors that have a functional currency other than the United States dollar,

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes:

●	an individual who is a citizen or resident of the United States,

●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia,
●	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or
●	a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

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

Assuming that we are the owner of the VIEs for United States federal income tax purposes, we do not believe that we were a PFIC for our taxable year ended December 31, 2024. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis and will depend, in part, upon the composition of our income and assets and the value of our assets. In addition, it is possible that the IRS or a court may challenge our classification of certain income and assets as non-passive, which could result in our being or becoming a PFIC.

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

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution we pay will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs, but not our Class A ordinary shares, were traded on the New York Stock Exchange, or the NYSE, which is an established securities market in the United States, from September 2018 to May 2022. On June 16, 2022, our ADSs were delisted from the NYSE and subsequently quoted on the OTC Pink Limited Information, which is not considered an established securities market in the United States for these purposes, under the symbol “CTKYY.” See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—The delisting of our ADSs from the NYSE may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.” If our ADSs remain delisted from the NYSE and are not otherwise readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed as dividend income from a qualified foreign corporation.

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

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any gain or loss will be capital gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in mainland China, such gain may be treated as PRC source gain under the Treaty. Pursuant to the United States Treasury Regulations (the applicability of which has been postponed until further guidance is issued), however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the United States Treasury Regulations.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock; provided that such stock is regularly traded on a qualified exchange or other market, as defined in the applicable United States Treasury Regulations. Our ADSs, but not our Class A ordinary shares, were traded on the NYSE, which is an established securities market in the United States, from September 2018 to May 2022. On June 16, 2022, our ADSs were delisted from the NYSE and subsequently quoted on the OTC Pink Limited Information, which is not considered an established securities market in the United States for these purposes, under the symbol “CTKYY.” See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—The delisting of our ADSs from the NYSE may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.” If our ADSs remain delisted from the NYSE and are not otherwise listed on a qualified exchange or other market, as described above, our ADSs would not be treated as “marketable stock” for these purposes and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our ADSs.

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

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risks

Foreign Exchange Risk

A significant portion of our expenses and a certain percentage of our revenues are denominated in RMB. We have not used any derivative financial instruments to hedge exposure to such risk.

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

As of December 31, 2024, we had RMB-denominated cash, cash equivalents and restricted cash of RMB8.4 million, HKD-denominated cash, cash equivalents and restricted cash of HKD7.9 million, and U.S. dollars-denominated cash, cash equivalents and restricted cash of US$2.0 million. Assuming we had converted the U.S. dollars-denominated cash, cash equivalents and restricted cash of US$2.0 million into RMB at the exchange rate of US$1.00 for RMB7.2993 as of December 31, 2024, an 10% appreciation or depreciation of RMB against the U.S. dollars as of December 31, 2024, would result in a decrease or an increase of RMB1.4 million in our cash, cash equivalents and restricted cash, respectively. Assuming we had converted the HKD-denominated cash, cash equivalents and restricted cash of HKD7.9 million into RMB at the exchange rate of HKD1.00 for RMB0.9397 as of December 31, 2024, an 10% appreciation or depreciation of RMB against HKD as of December 31, 2024, would result in a decrease or an increase of RMB0.7 million in our cash, cash equivalents and restricted cash, respectively.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2024, we did not receive reimbursement from the depositary.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chairman of the board of directors, chief executive officer and our acting chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the exchange Act), under the supervision and with the participation of our chairman of the board of directors, chief executive officer and acting chief financial officer, our management conducted an assessment of the effectiveness of internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management determined that our internal control over financial reporting was effective as of December 31, 2024.

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

As of December 31, 2024, based on the measures implemented as described above, while we need to continue to improve our internal controls process, our management concluded the material weakness has been remediated while the significant deficiency remains as we are still in the process of completing our implementation of remediation measures. We are in the process of implementing remediation measures to remediate the significant deficiency. However, we cannot assure you that we will remediate our deficiencies in a timely manner.

As we are a “non-accelerated filer,” our independent registered public accounting firm were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2024. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.”

(d) Changes in Internal Control Over Financial Reporting

Other than as described above, there have been no changes in our company’s internal control over financial reporting during the period ended December 31, 2024 that have materially affected our company’s internal controls over financial reporting.

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

	For the Year Ended
	December 31,
	2023	2024

	(in US$ thousands)
Audit fees (1)	259	137
Audit-related fees (2)	—	—
Tax fees (3)	7	—

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements. We paid or accrued audit fees of US$0.1 million related to Deloitte in 2023. We paid or accrued audit fees of US$0.2 million and US$0.1 million related to Shandong Haoxin in 2023 and 2024, respectively.
(2)	“Audit-related fees” includes the aggregate fees billed for the professional services rendered by our principal auditors for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” We did not pay or accrue audit-related fees in 2023 and 2024.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning. We paid or accrued tax fees of US$7 thousand related to Deloitte in 2023. We did not pay or accrue tax fees related to Shandong Haoxin.

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

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

Our board of directors has established insider trading policies and procedures to provide guidance on the purchase, sale, and other dispositions of our securities by our directors, officers, employees, consultants and other relevant persons to promote compliance with applicable insider trading laws, rules and regulations, and listing standards.

Our Amended and Restated Statement of Policies Governing Material Non-Public Information and The Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

4.7

Executed form of equity pledge agreements among Shanghai Chule (CooTek) Information Technology Co., Ltd. and each shareholder of the VIEs, as currently in effect, and a schedule of all equity pledge agreement adopting the same form in respect of each of the VIEs (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F (File No. 001-38665) filed with the SEC on April 20, 2020)

4.8

Executed form of powers of attorney granted by each shareholder of the VIEs, as currently in effect, and a schedule of all powers of attorney adopting the same form in respect of each of the VIEs (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F (File No. 001-38665) filed with the SEC on April 20, 2020)

4.9

Executed form of loan agreement between Shanghai Chule (CooTek) Information Technology Co., Ltd. and each shareholder of the VIEs, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of each of the VIEs (incorporated by reference to Exhibit 4.9 from our annual report on Form 20-F (File No. 001-38665) filed with the SEC on April 20, 2020)

4.10

The form spouse consent letter signed by each spouse of the shareholders of the VIEs, as currently in effect (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (File No. 001-38665) filed with the SEC on April 20, 2020)

4.11

Series D-1 Preferred Share Purchase Agreement between the Registrant and other parties dated January 10, 2017 (incorporated by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the SEC on August 16, 2018)

4.12

The form of audience network terms between Facebook, Inc. and Facebook Ireland Limited and us (incorporated by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the SEC on August 16, 2018)

4.13

The form of Google DoubleClick Platform Services Terms and Conditions between Google Inc. and us (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the SEC on August 16, 2018)

4.14

The form of Google AdSense Online Terms of Service between Google Inc. and us (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the SEC on August 16, 2018)

4.15

The form of Chuan Shan Jia Distribution Cooperation Agreement signed by certain VIEs and a schedule of all executed Chuan Shan Jia Distribution Cooperation Agreements adopting the same form in respect of each of these VIEs (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (File No. 001-38665), filed with the SEC on April 26, 2021)

4.16

Securities Purchase Agreement between the Registrant and Mercer Street Global Opportunity Fund LLC, dated August 16, 2021 (incorporated by reference on Exhibit 10.1 from our Form 6-K (File No. 001-38665), filed on August 16, 2021)

4.17

The form of AppLovin Terms of Use Agreement between AppLovin Corporation and the Registrant (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (File No. 001-38665), filed with the SEC on April 30, 2024)

8.1*	List of Principal Subsidiaries and Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the SEC on August 16, 2018)

11.2*	Amended and Restated Statement of Policies Governing Material Non-Public Information and The Prevention Of Insider Trading of the Registrant
12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.1**	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Shandong Haoxin Certified Public Accountants Co., Ltd., an independent registered public accounting firm
15.2*	Consent of JunHe LLP
15.3*	Consent of Maples and Calder (Hong Kong) LLP
101.INS*	Inline XBRL Instance Document - this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 30, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of CooTek (Cayman) Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CooTek (Cayman) Inc., its subsidiaries and its consolidated variable interest entities (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Explanatory Paragraph—Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the financial statements, facts and circumstances include accumulated losses from operations, negative cash flows from operating activities and negative working capital as of December 31, 2024. These adverse conditions indicate that there is substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(a). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Board of Directors and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Shandong Haoxin Certified Public Accountants Co., Ltd.

We have served as the Company’s auditor since 2022.

Weifang, the People’s Republic of China

April 30, 2025

COOTEK (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2023	2024
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		2,436,369	4,119,090
Restricted cash	2(f)	40,202	40,200
Short-term investments		50,074	—
Accounts receivable, net of allowance for credit losses of US$43,734 and US$89,130 as of December 31, 2023 and 2024, respectively	3	2,334,607	2,860,537
Prepaid expenses and other current assets	4	3,384,207	1,449,369
Total current assets		8,245,459	8,469,196
Property and equipment, net	5	90,501	50,152
Intangible assets, net	6	15,625	—
Operating lease right-of-use assets	2(r)	472,053	176,718
Long-term investments	7	258,038	253,443
Other non-current assets		199,824	35,534
TOTAL ASSETS		9,281,500	8,985,043
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities (including amounts of the consolidated VIEs without recourse to the Company. See Note 2(b)):
Accounts payable		4,425,136	3,460,424
Short-term borrowings	8	705,945	2,504,034
Accrued salary and benefits		1,142,038	776,118
Operating lease liabilities, current	2(r)	315,953	162,589
Accrued expenses and other current liabilities	9	2,199,751	1,196,334
Deferred revenue		643,997	1,002,579
Total current liabilities		9,432,820	9,102,078
Other non-current liabilities		73,320	—
Operating lease liabilities, non-current	2(r)	165,015	—
TOTAL LIABILITIES		9,671,155	9,102,078
Commitments and contingencies	17
Shareholders’ deficit:
Class A ordinary shares (US$0.00001 par value; 13,750,000,000 shares authorized as of December 31, 2023 and 2024; 4,591,030,991 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	13	45,910	45,910
Class B ordinary shares (US$0.00001 par value; 250,000,000 shares authorized; 246,224,465 shares issued and outstanding as of December 31, 2023 and 2024)	13	2,462	2,462
Additional paid-in capital		218,245,298	218,379,858
Accumulated deficit		(216,923,365)	(216,859,796)
Accumulated other comprehensive loss		(1,759,960)	(1,685,469)
Total shareholders’ deficit		(389,655)	(117,035)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		9,281,500	8,985,043

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the years ended
		December 31,
	Note	2022	2023	2024
		US$	US$	US$
Net revenues	2(n)	83,926,614	31,976,268	30,318,816
Cost of revenues (including share-based compensation expense of US$(22,682), US$21,434 and US$20,456 in 2022, 2023 and 2024, respectively)		(13,070,923)	(6,035,768)	(8,762,910)
Gross profit		70,855,691	25,940,500	21,555,906
Operating expenses:
General and administrative expenses (including share-based compensation expense of US$1,237,663, US$512,837 and US$53,290 in 2022, 2023 and 2024, respectively)		(11,907,809)	(4,384,720)	(2,990,392)
Research and development expenses (including share-based compensation expense of US$545,673, US$180,355 and US$60,297 in 2022, 2023 and 2024, respectively)		(15,523,180)	(7,210,687)	(3,818,394)
Sales and marketing expenses (including share-based compensation expense of US$59,974, US$(10,061) and US$517 in 2022, 2023 and 2024, respectively)		(44,378,533)	(17,674,610)	(15,056,063)
Other operating income (loss), net	11	2,441,559	793,685	462,284
Total operating expenses		(69,367,963)	(28,476,332)	(21,402,565)
Income (loss) from operations		1,487,728	(2,535,832)	153,341
Interest (expenses) income, net		(1,362,001)	(28,443)	(65,742)
Impairment loss of investment	7	—	—	—
Foreign exchange (loss) gain, net		(93,145)	(10,829)	(15,034)
Fair value change of derivatives	10	553,707	—	—
Income (loss) before income taxes		586,289	(2,575,104)	72,565
Income tax expenses	12	(9,058)	(20,837)	(8,996)
Share of loss in equity method investment	7	(62,217)	—	—
Net income (loss)		515,014	(2,595,941)	63,569
Deemed dividend in relation to the convertible notes	10	—	—	—
Net income (loss) attributable to ordinary shareholders		515,014	(2,595,941)	63,569
Net income (loss) per ordinary share:	16
Basic		0.0001	(0.0005)	0.00001
Diluted		0.0001	(0.0005)	0.00001
Net income (loss) per American Depositary Shares (“ADS”) (each of ADS represents 650 Class A ordinary shares):
Basic		0.07	(0.35)	0.01
Diluted		0.07	(0.35)	0.01
Weighted average shares used in calculating net loss per ordinary share:
Basic		4,591,748,099	4,837,255,456	4,837,255,456
Diluted		4,592,307,849	4,837,255,456	4,858,518,429

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the years ended
	December 31,
	2022	2023	2024
	US$	US$	US$
Net income (loss)	515,014	(2,595,941)	63,569
Other comprehensive income (loss)
Foreign currency translation adjustments, net of tax of nil	(217,949)	370,885	74,491
Comprehensive income (loss) attributable to CooTek (Cayman) Inc.	297,065	(2,225,056)	138,060
Deemed dividend in relation to convertible note (see Note 10)	—	—	—
Total comprehensive income (loss) attributable to ordinary shares of CooTek (Cayman) Inc.	297,065	(2,225,056)	138,060

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

									Accumulated
							Additional		other	Total
	Class A		Class B				paid-in	Accumulated	comprehensive	shareholders’
	Ordinary shares		Ordinary shares		Treasury Shares		capital	deficit	(loss) income	equity (deficit)
	Shares	US$	Shares	US$	Shares	US$	US$	US$	US$	US$

Balance at January 1, 2022	3,391,809,191	33,918	246,224,465	2,462	—	—	210,718,835	(214,842,438)	(1,912,896)	(6,000,119)
Net Income	—	—	—	—	—	—		515,014	—	515,014
Issuance of ordinary shares upon vesting of restricted shares (Note 15)	1,143,100	11	—	—	—	—	(11)	—	—	—
Conversion of convertible notes (Note 10)	1,195,980,950	11,960	—	—	—	—	5,000,992	—	—	5,012,952
Exercise of share options (Note 15)	2,097,750	21	—	—	—	—	289	—	—	310
Share-based compensation	—	—	—	—	—	—	1,820,628	—	—	1,820,628
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(217,949)	(217,949)
Balance at December 31, 2022	4,591,030,991	45,910	246,224,465	2,462	—	—	217,540,733	(214,327,424)	(2,130,845)	1,130,836
Net Loss	—	—	—	—	—	—	—	(2,595,941)	—	(2,595,941)
Share-based compensation	—	—	—	—	—	—	704,565	—	—	704,565
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	370,885	370,885
Balance at December 31, 2023	4,591,030,991	45,910	246,224,465	2,462	—	—	218,245,298	(216,923,365)	(1,759,960)	(389,655)
Net Income	—	—	—	—	—	—	—	63,569	—	63,569
Share-based compensation	—	—	—	—	—	—	134,560	—	—	134,560
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	74,491	74,491
Balance at December 31, 2024	4,591,030,991	45,910	246,224,465	2,462	—	—	218,379,858	(216,859,796)	(1,685,469)	(117,035)

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Cash flows from operating activities:
Net (Loss) income	515,014	(2,595,941)	63,569
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,803,031	379,539	50,635
Provision (reversal) for credit losses	108,146	(90,526)	47,801
Impairment loss of investment	—	—	—
Share-based compensation expense	1,820,628	704,565	134,560
Amortization of issuance cost and debt discounts related to convertible notes	1,337,672	51,797	—
Change in fair value of derivatives	(553,707)	—	—
Gain on disposal of property and equipment	(199,442)	(386,915)	(24,985)
Noncash lease expense	1,193,216	298,002	288,393
Share of loss in equity method investment	62,217	—	—
Changes in assets and liabilities:
Accounts receivable	15,841,979	2,687,831	(575,624)
Prepaid expenses and other current assets	5,804,641	1,090,622	1,909,177
Other non-current assets	636,892	(106,459)	163,909
Accounts payable	(17,484,903)	(3,613,124)	(1,046,189)
Accrued salary and benefits	(9,525)	(2,831,392)	(357,485)
Accrued expenses and other current liabilities	(6,629,926)	(2,175,269)	(914,964)
Operating lease liabilities	(885,014)	(322,991)	(311,306)
Deferred revenue	(1,945,855)	485,700	359,042
Other non-current liabilities	(113,866)	(136,118)	(73,319)
Net cash provided by (used in) operating activities	1,301,198	(6,560,679)	(286,786)
Cash flows from investing activities:
Purchases of property and equipment and intangible assets	(1,294)	(76,458)	—
Proceeds from disposal of property and equipment	569,447	1,022,200	30,002
Proceeds from reclaim of short-term investments	—	—	50,074
Purchases of long-term investments	(57,433)	—	—
Proceeds from reclaim of long-term investments	11,139	14,314	809
Net cash provided by (used in) investing activities	521,859	960,056	80,885
Cash flows from financing activities:
Proceeds from short-term borrowings	6,255,905	1,422,613	2,536,290
Repayment of short-term borrowings	(14,126,509)	(1,573,396)	(704,220)
Proceeds from issuance of ordinary shares upon exercise of options	542	—	—
Repayment of convertible notes	(3,745,955)	(1,806,453)	—
Net cash (used in) provided by financing activities	(11,616,017)	(1,957,236)	1,832,070
Net decrease in cash, cash equivalents, and restricted cash	(9,792,960)	(7,557,859)	1,626,169
Cash, cash equivalents, and restricted cash at beginning of year	18,431,209	9,785,131	2,476,571
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,146,882	249,299	56,550
Cash, cash equivalents, and restricted cash at end of year	9,785,131	2,476,571	4,159,290
Supplemental disclosure of cash flow information:
Income taxes paid	3,159	26,736	8,996
Interest paid	504,134	86,893	73,295
Cash paid for amounts included in the measurement of operating lease liabilities	927,257	409,100	351,581
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	759,530	—	—
Supplemental disclosure of noncash investing and financing activities:
Purchases of property and equipment included in payables	—	—	—
Conversion of convertible notes into ordinary shares	5,012,952	—	—
Deemed dividend from issuance of convertible notes	—	—	—
Commitment fees on convertible notes through issuance of treasury shares	—	—	—
Reconciliation in amounts on consolidated balance sheets:
Cash and cash equivalents	9,724,925	2,436,369	4,119,090
Restricted cash	60,206	40,202	40,200
Total cash, cash equivalents, and restricted cash	9,785,131	2,476,571	4,159,290

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.Organization and Principal Activities

CooTek (Cayman) Inc. (the “Company”) was incorporated in the Cayman Islands on March 5, 2012. The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Group”) are a mobile internet company with a global vision, offering mobile applications.

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

The Group’s revenue declined from US$83.9 million in 2022 to US$32.0 million in 2023 and further to US$30.3 million in 2024. The Group incurred negative cash flows from operating activities of US$0.3 million in 2024. The Group incurred a deficit in working capital of US$0.6 million and an accumulated deficit of US$216.9 million as of December 31, 2024.

These adverse conditions and events indicate substantial doubt about the Group’s ability to continue as a going concern. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan covering the next twelve months to enhance its operating cash flow, obtain capital financing from investors and borrowings from commercial banks to fund its general operations including its marketing activities. The Group’s ability to continue as a going concern is dependent on the following factors:

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(a)          Basis of Presentation (Continued)

●	The successful implementation of a balanced development approach between growth and profitability. The Group plans to continue to implement its cost-control initiative so as to improve cost and expense efficiency.
●	In February 2025, the Group entered into a credit facility agreement with a commercial bank, secured by the founder’s assets, with a credit facility of US$2.0 million, which will expire by January 2028. Each drawdown under the facility has a loan term of 12 months from the date of disbursement. The Group plans to renew its short-term bank borrowings if needed. However, there is no assurance that the Group will be successful in renewing this short-term credit facility.
●	The Group will continue to seek external financing to improve its liquidity position to fund continuing operations, though there is no assurance that the Group will be successful in obtaining sufficient funding on terms acceptable to the Group.

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

Applicable PRC laws and regulations currently limit foreign ownership of companies that provide internet content distribution services and any other restrictions. The Company is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Company are not eligible to engage in provisions of internet content or online services. The Group therefore conducts its online business through the following major consolidated VIEs:

●	Molihong (Shenzhen) Internet Technology Co., Ltd. (“Molihong”)
●	Shanghai Lingdian Internet Technology Co., Ltd. (“Lingdian”)

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

	As of December 31,
	2023	2024
	US$	US$
ASSETS
Cash and cash equivalents	283,530	947,586
Restricted cash	—	200
Accounts receivable, net	221,848	63,482
Prepaid expense and other assets	1,730,359	1,001,666
Long-term investments	—	—
Property and equipment, net	8,191	—
Operating lease right-of-use assets	132,080	49,446
Other non-current assets	98,551	—
Total Assets	2,474,559	2,062,380
LIABILITIES
Accounts payable	1,582,409	769,037
Accrued salary and benefits	152,145	49,609
Accrued expenses and other current liabilities	767,641	416,983
Deferred revenue	48,636	9,013
Operating lease liabilities, current	88,403	45,492
Operating lease liabilities, non-current	46,171	—
Total Liabilities	2,685,405	1,290,134

	For the years ended
	December 31,
	2022	2023	2024
	US$	US$	US$
Net revenues	31,296,937	5,752,574	1,865,207
Income (loss) from operations	17,304,119	93,144	417,363
Net income (loss)	17,177,101	59,026	417,850
Net cash (used in) provided by operating activities	(13,423,567)	(2,990,648)	(3,549,178)
Net cash provided by (used in) investing activities	43,397	273,659	—
Net cash provided by (used in) financing activities	6,436,801	(1,948,205)	2,727,532

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

Revenues of VIEs included in the consolidated financial statements mainly include revenue through licensing of online literature works and advertising services. The VIEs contributed 39%, 18% and 6% of the Group’s consolidated net revenues for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2023 and 2024, the VIEs accounted for an aggregate of 27% and 23% respectively, of the consolidated total assets, and 28% and 14% respectively, of the consolidated total liabilities.

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

The Group measures equity method investments at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques using the best information available, and may include future performance projections, discount rate and other assumptions that are significant to the measurements of fair value. An impairment charge to these investments is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. During the years ended December 31, 2022, 2023 and 2024, the Group did not recognize any impairment loss of equity method investments.

Financial instruments not reported at fair value include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable, other current liabilities, short-term borrowings, and convertible note payable (see Note 10). The embedded monthly redemption right of the convertible note was measured at fair value and the Group determined these recurring fair value measurements reside primarily within Level 3 of the fair value hierarchy because the absence of observable inputs used in Monte Carlo simulation. The significant inputs applied in Monte Carlo simulation include expected volatility, dividend yield and present value discount rate. The carrying amounts of other financial instruments as of December 31, 2023 and December 31, 2024 were considered representative of their fair values due to their short-term nature.

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

For investments classified as held-to-maturity securities, the Group evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Group’s policy and ASC 320. The other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the investment’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. No impairment losses in relation to its short-term investments were recorded for the years ended December 31, 2022, 2023 and 2024.

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

During the years ended December 31, 2022, 2023 and 2024, the Group did not recognize any impairment loss to write down the long-term investments.

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

(l)           Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Factors considered important that could result in an impairment review include, but are not limited to, significant under-performance relative to historical or planned operating results, significant changes in the manner of use or expected life of the assets or significant changes in business strategies. An impairment analysis is performed at the lowest level of identifiable cash flows for an asset or asset group based on valuation techniques such as discounted cash flow analysis. An impairment charge is recognized when the estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset, if any, are less than the carrying value of the asset net of other liabilities. The estimation of future cash flows requires significant management judgment and actual results may differ from estimated amounts. No impairment was recognized for the years ended December 31, 2022, 2023 and 2024.

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

For the years ended December 31, 2022, 2023 and 2024, the Company recognized in-app purchase revenue of US$4.1 million, US$6.5 million and US$19.5 million, respectively. Online literature contributed approximately 43.3%, 75.8% and 96.9% of in-app purchase revenue in 2022, 2023 and 2024 respectively. Meanwhile, mobile games contributed approximately 56.7%, 24.2% and 3.1% of in-app purchase revenue in 2022, 2023 and 2024 respectively.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(n)         Revenue Recognition (Continued)

Mobile Advertising

The Group generates a significant portion of its revenue through mobile advertising and recognizes the revenue according to ASC Topic 606.The Group provides advertising services to customers for promotion of their brands and products through its pan-entertainment mobile applications, including online literature applications and mobile games. Online literature contributed approximately 46.7%, 47.3% and 63.2% of its advertising revenue in 2022, 2023 and 2024 respectively. Meanwhile, mobile games contributed approximately 50.3%, 48.6% and 31.2% of its advertising revenue in 2022, 2023 and 2024 respectively.

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

Sales Incentives

The Group provides sales incentives to certain customers in the form of sales rebates which entitle them to receive reductions in the price. The Group accounts for these incentives granted to customers as variable consideration and records it as reduction of revenue. The amount of variable consideration is measured based on the most likely amount of incentives to be. The Group recorded no rebates for the years ended December 31, 2022, 2023, and 2024.

Disaggregation of Revenue

In the following table, revenue is disaggregated by revenue streams and geographic location of customers’ headquarters.

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Revenue:
In-app purchase revenues	4,110,704	6,470,995	19,510,797
Advertising revenue	76,545,411	22,822,094	8,760,291
Other revenues	3,270,499	2,683,179	2,047,728
Total	83,926,614	31,976,268	30,318,816

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(n)         Revenue Recognition (Continued)

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
PRC	48,480,865	11,656,321	3,171,639
USA	25,598,517	17,373,071	26,038,523
Others	9,847,232	2,946,876	1,108,654
Total	83,926,614	31,976,268	30,318,816

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

Due to the generally short-term duration of the Group’s contracts, majority of the performance obligations are satisfied in one year. The movements of the Group’s accounts receivable and deferred revenue are as follows:

	Accounts Receivable	Deferred Revenue
	US$	US$
Opening Balance as of January 1, 2023	4,949,244	175,375
(Decrease) increase, net	(2,614,637)	468,622
Ending Balance as of December 31, 2023	2,334,607	643,997
(Decrease) increase, net	525,930	358,582
Ending Balance as of December 31, 2024	2,860,537	1,002,579

Revenue amounted US$0.1 million and US$0.6 million were recognized in the years ended December 31, 2023 and 2024, respectively, which were included in the balance of deferred revenue at the beginning of each year.

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

Expenditures incurred during the research phase are expensed as incurred and no research and development expenses were capitalized as of December 31, 2022, 2023 and 2024.

(q)          Sales and Marketing Expenses

Sales and marketing expenses primarily consist of advertising and promotion expenses, expenses incurred for the user incentive programs, and salaries and benefits of sales and marketing personnel. Advertising and promotion expenses which mainly include user acquisition costs that represent payment to the third parties for online user acquisition of the Group’s products via social media and demand-side platforms amounted to US$41.2 million, US$17.4 million and US$15.0 million for the years ended December 31, 2022, 2023 and 2024, respectively.The Group launched the user incentive programs for its registered users in its various applications to enhance user engagements.

(r)           Leases

The Group leases office space in different cities in PRC and USA under non-cancellable operating lease agreements that expire at various dates through the year of 2025. Before January 1, 2021, the Group applied the ASC 840, Leases, under which each lease is classified at the inception date as either a capital lease or an operating lease. All the Group’s leases were classified as operating lease under ASC 840.

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

The Group incurred operating lease costs amounting to US$334,918 and US$307,026 (excluding US$48,560 and US$22,338 for short-term leases not capitalized as ROU assets for the year ended December 31, 2023 and 2024) for the years ended December 31 2023 and 2024, respectively. Cash payments against operating lease liabilities were US$409,100 and US$351,581 for the year ended December 31,2023 and 2024.

As of December 31, 2024, Group’s operating leases had a weighted average remaining lease term of 0.6 years and a weighted average discount rate of 6.0%. Future lease payments under operating leases as of December 31, 2024 were as follows:

As of December 31,
2024
US$
2025	164,969
Total lease payment	164,969
Less: imputed interest	(2,380)
Total lease liability balance	162,589
Less: Operating lease liabilities, current	(162,589)
Long-term operating lease liabilities	—

As of December 31, 2024, the future minimum lease payments under the Group’s non-cancelable operating lease agreements based on ASC 840 are as follows:

As of December 31,
2024
US$
2025	183,926
Total lease commitment	183,926

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

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(t)           Income Taxes (Continued)

The actual benefits that are ultimately realized may differ from estimates. As each audit is concluded, adjustments, if any, are recorded in the financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2022,2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

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

(w)         Comprehensive Income (Loss)

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

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(x)         Income (loss) per Share

Basic income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consists of the ordinary shares issuable upon the conversion of the convertible notes (using the if-converted method), ordinary shares issuable upon the exercise of share options and vest of non-vested restricted share units (using the treasury stock method).

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

The following customers accounted for 10% or more of revenue:

	For the years ended
	December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
Company A	20,179,468	24.04%	*	*	*	*
Company B	8,940,784	10.65%	*	*	*	*
Company C	12,980,235	15.47%	4,862,217	15.21%	*	*
Company D	*	*	4,453,331	13.93%	12,626,521	41.65%
Company E	*	*	3,628,882	11.35%	*	*
Company F	*	*	*	*	6,801,056	22.43%

*   Less than 10%.

The following customers accounted for 10% or more of accounts receivable:

	As of December 31,
	2023		2024
	US$	%	US$	%
Company D	737,087	31.57%	1,311,926	45.86%
Company F	*	*	393,620	13.76%
Company G	*	*	307,987	10.77%

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

2.Summary of Significant Accounting Policies (Continued)

(y)          Concentration and risks (Continued)

Concentration of Vendors

The Group uses certain vendors to acquire users and those cost are recorded as sales and marketing expenses. Vendors accounted for 10% or more are listed as below:

	For the years ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
Company C	18,184,318	40.98%	8,345,027	47.21%	4,993,977	33.17%
Company H	7,365,582	16.60%	2,098,906	11.88%	*	*
Company I	*	*	3,349,826	18.95%	8,497,678	56.44%

*   Less than 10%.

The following vendors accounted for 10% or more of accounts payable:

	As of December 31,
	2023		2024
	US$	%	US$	%
Company C	587,044	13.27%	859,102	24.83%
Company H	506,145	11.44%	*	*
Company I	1,254,904	28.36%	1,370,430	39.60%
Company J	*	*	390,553	11.29%

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

Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange in the PRC, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents and restricted cash denominated in RMB amounted to RMB6,473,047 (amounted to US$913,924) and RMB8,440,580 (amounted to US$1,174,195) as of December 31, 2023 and 2024, respectively.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(z)          Recent Accounting Pronouncements

New accounting pronouncements recently adopted

In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU will likely result in us including the additional required disclosures when adopted. The Group adopted this standard on January 1, 2024. There was no material impact to the Group’s financial position or results of operations upon adoption.

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

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”), which improves financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. In January 2025, the FASB issued ASU 2025-01, which clarifies the effective date of ASU 2024-03. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. This ASU should be applied prospectively with the option to apply the standard retrospectively. The Group is currently evaluating the potential effect that the updated standard will have on financial statement disclosures.

3.Accounts Receivable, net

Accounts receivable, net, consisted of the following:

	As of December 31,
	2022	2023	2024
	US$	US$	US$
Accounts receivable	5,108,658	2,378,341	2,949,667
Allowance for credit losses:
Balance at beginning of the year	(1,168,516)	(159,414)	(43,734)
(Additions) reversal provisions	(91,369)	90,526	(47,801)
Write-off	1,101,163	22,922	2,249
Foreign exchange effect	(692)	2,232	156
Balance at end of the year	(159,414)	(43,734)	(89,130)
Accounts receivable, net	4,949,244	2,334,607	2,860,537

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the followings:

	As of December 31,
	2023	2024
	US$	US$
Value added tax recoverable	2,329,848	981,320
Other receivables	922,375	389,098
Advance to suppliers	63,780	24,731
Others	68,204	54,220
Prepaid expenses and other current assets	3,384,207	1,449,369

5.Property and Equipment, net

Property and equipment, net, consisted of the followings:

	As of December 31,
	2023	2024
	US$	US$
Electronic equipment	4,075,582	4,059,521
Office equipment and furniture	180,470	78,333
Motor vehicles	143,405	60,039
Leasehold improvements	814,514	802,537
Total	5,213,971	5,000,430
Less: Accumulated depreciation	(5,123,470)	(4,950,278)
Property and equipment, net	90,501	50,152

For the years ended December 31, 2022, 2023 and 2024, depreciation expenses were US$1,657,216, US$306,388 and US$35,046, respectively.

6.Intangible Assets, net

Intangible assets, net consisted of the following:

	As of December 31,
	2023	2024
	US$	US$
Purchased software	541,159	534,428
Less: Accumulated amortization	(525,534)	(534,428)
Intangible Assets, net	15,625	—

Amortization expense of intangible assets for the years ended December 31, 2022, 2023 and 2024 amounted to US$145,815, US$73,151 and US$15,589, respectively. Estimated amortization expenses of the existing intangible assets for each of the five years ending December 31, 2029, and thereafter are expected to be nil.

7.Long-term Investments

In April 2020, the Group partnered with an unrelated third-party investor to form a privately-held investing company in limited partnership, of which the Group holds 4% equity interest. The business is to invest enterprises in high-tech industries. The Group measures its equity securities without a readily determinable fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Group reclaimed US$0.01 million and US$0.001 million from this investment for the years ended December 31, 2023 and 2024, respectively. No impairment was recognized for the years ended December 31, 2023 and 2024.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

8.Short-term Borrowings (Continued)

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

In April 2023, the Group entered into a credit facility agreement with a commercial bank under which the Group can draw down up to US$0.7 million by April 2024 with interest rate of 4.15%. Shanghai Administration Center of Policy Financing Guarantee Funds for Small and Medium-sized Enterprises and Karl Kan Zhang provided joint and several guarantees. In 2023, the Group has drawn down the credit facility of US$0.7 million and fully repaid the amount by the end of December 2024.

In January 2024, the Group entered into a credit facility agreement with a commercial bank under which the Group can draw down up to US$2.5 million guaranteed by founder’s assets. The interest rate for the agreement is LPR minus 0.25%. In 2024, the Group has drawn down the credit facility of US$2.5 million and has made no repayment as of December 31, 2024.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2023	2024
	US$	US$
Other tax payables (Note 1)	68,140	28,957
Accruals for user incentive programs	426,366	140,806
Accrued expenses (Note 2)	1,195,426	643,389
Accrued loss contingencies relating litigation and asserted claims	244,540	258,619
Others	265,279	124,563
Total	2,199,751	1,196,334

Note 1: Other tax payables mainly consisted of value-added tax payable of US$0.04 million and US$0.01 million as of December 31, 2023 and 2024, and other taxes such as individual income tax and stamp duty tax.

Note 2: Accrued expenses mainly consisted of accrued professional service fees and other miscellaneous expenses related to marketing and operation activities.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.Convertible notes and Standby Equity Distribution Agreement

March 2021 Note

On March 19, 2021, the Group issued a convertible note for a principle amount of US$20.0 million with a 2% discount, an annual interest of 5% per year, a floor price of US$0.015 per ordinary share and a fixed conversion price of US$0.1 per ordinary share, refer to as the “March 2021 Note”. The maturity date of the March 2021 Note is March 19, 2022. The Group received a cash proceed of US$18.2 million from this issuance. In the subsequent years, the Group engaged in multiple negotiations with investor, ultimately agreeing to set the maturity date as April 1, 2023.

The March 2021 Note also includes provision which require the Group to pay the note holders a commitment fee of 3,750,000 ordinary shares at the date of closing which is considered to be further discount on the note provided to the debt holders. The Group settled this commitment fee by issuing 3,750,000 ordinary shares out of treasury shares to the convertible note holders. The Group has recognized this commitment fees amounted to US$0.2 million determined based on the fair value of shares issued at the date of closing as a part of debt discount.

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

In accordance with ASC 815, the Group determined that the Monthly Redemption feature is an embedded financial instrument which requires bifurcation from the host debt instrument. The Group performs a valuation with the assistance of a third-party appraiser to evaluate fair value of the embedded derivative associated with this note at the date of issuance and subsequently at each reporting date. Initially, the Group recorded a derivative liability of US$1,662,355 relating to the Monthly Redemption feature based on its fair value at the date of issuance. A portion of the note’s proceed is allocated to the derivative based on the fair value at the date of the issuance. The allocated fair value for the derivative is recorded as a debt discount from the face amount of the notes, which is then accredited to interest expense over the life of the related debt using the effective interest method. This derivative liability is revalued at each reporting date and immediately prior to conversion with changes in fair value recorded to fair value change at derivative liabilities in the statement of operations. As of December 31, 2021 and 2022, the fair value of the derivative liability is determined to be US$553,707 and nil, and the gain of US$553,707 representing the change in fair value has been recorded in earnings for the year ended December 31, 2022. Total discount of US$2 million and issuance costs of US$1.6 million relating to the March 2021 Notes are being amortized to interest expense using effective interest method.

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

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.Other Operating Income (Loss), net

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$
Government subsidies	2,155,039	418,717	331,484
Reversal (provision) of contingent losses	66,994	(35,228)	(14,078)
Gain on disposal of property and equipment	199,442	386,915	24,985
Others	20,084	23,281	119,893
Total	2,441,559	793,685	462,284

Other operating income, net for the year ended December 31, 2024, primarily consisted of government subsidies.

12.Income Taxes Expenses

For the years ended December 31, 2022, 2023 and 2024, income tax expenses were US$9,058, US$20,837 and US$8,996, respectively.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries domiciled in Hong Kong have introduced a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK$2 million of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Group are not subject to any Hong Kong withholding tax.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries and VIEs incorporated in the PRC are subject to statutory rate of 25% with the exception of Chu Le. Chu Le is a foreign-invested enterprise established in June, 2012 located in Shanghai, China. Chu Le obtained the High and New Technology Enterprise (“HNTE”) certificate in 2020, valid for a period of 3 years from 2020 to 2022. Chu Le renewed the HNTE certificate in 2023, valid for a period of 3 years from 2023 to 2025. For the years ended December 31, 2023 and 2024, Chu Le was eligible for a preferential tax rate of 15%.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.Income Taxes Expenses (Continued)

Income (loss) before income taxes consisted of:

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
PRC	6,671,262	(1,557,411)	(983,763)
HK	3,227,007	1,720,901	4,417,801
US	(3,480,824)	(651,647)	(2,950,451)
Cayman	(5,831,156)	(2,086,947)	(411,022)
Total	586,289	(2,575,104)	72,565

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group has no deferred tax liabilities. The Group’s deferred tax assets were as follows:

	As of December 31,
	2022	2023	2024
	US$	US$	US$
Deferred tax assets:
Net operating loss carry-forward	24,035,082	28,450,558	29,352,277
Accrued expenses	745,627	255,809	515,210
Advertising fees	14,554,843	16,846,785	16,187,234
Deferred subsidies and revenue	3,139	62,009	289,263
Provision for doubtful accounts	351,434	347,903	478,170
Depreciation difference of property, plant and equipment	494,779	514,635	504,667
Impairment loss	145,900	155,953	153,436
Total deferred tax assets	40,330,804	46,633,652	47,480,257
Valuation allowance on deferred tax assets	(40,330,804)	(46,633,652)	(47,480,257)
Net deferred tax assets	—	—	—

As of December 31, 2024, the PRC companies had tax loss carry forwards amounted to US$49,764,226, of which US$912,379, US$9,382,429, US$10,365,175, US$5,264,256, US$1,351,911 and US$22,488,076 will expire in 2025, 2026, 2027,2028, 2029 and thereafter, respectively. As of December 31, 2024, the companies incorporated in Hong Kong and USA had tax loss carry forwards of US$28,122,868 and US$37,748,421, which can be offset taxable loss in the future without any time restriction.

The Group operates its business through its subsidiaries and VIEs. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2022, 2023 and 2024, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.Income Taxes Expenses (Continued)

The changes in valuation allowance were as follows:

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Balance at the beginning of the year	49,986,007	40,330,804	46,633,652
Movement	(6,287,720)	6,305,253	1,233,292
Tax loss carry forwards expired	(3,367,483)	(2,405)	(386,687)
Balance at the end of the year	40,330,804	46,633,652	47,480,257

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

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million, equivalent to US$ 13,700, is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to the calendar year of 2024, the Group is subject to examination of the PRC tax authorities.

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

Aggregate accumulated deficit of the Group’s subsidiaries and VIEs located in the PRC was approximately US$93,610,221, US$95,168,175 and US$96,155,284 as of December 31, 2022, 2023 and 2024, respectively. Aggregate accumulated deficit of the Group’s subsidiaries located in Hong Kong was approximately US$23,511,725, US$22,043,369 and US$18,334,776 as of December 31, 2022, 2023 and 2024, respectively. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Group as of December 31, 2022, 2023 and 2024.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.Income Taxes Expenses (Continued)

Reconciliations of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2022, 2023 and 2024 were as follows:

	For the years ended December 31,
	2022	2023	2024
Statutory income tax rate	25%	25%	25%
Valuation allowance	(370)%	(96)%	2,508%
Additional tax deduction	(236)%	47%	(1,099)%
Effect of different tax rate of subsidiary operation in other jurisdiction	111%	(12)%	(1,401)%
Non-Deductible expense	471%	36%	(21)%
Effective tax rate	—	—	12%

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

No Class A ordinary shares were issued during the years ended December 31, 2023 and 2024.

14.Treasury Shares

Treasury shares represent shares repurchased by the Group that are no longer outstanding and are held by the Group. No shares were repurchased during the years ended December 31, 2022, 2023 and 2024.

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

The Group uses the binomial option pricing model and the following assumptions to estimate the fair value of the options at the date of granted. No options were granted during the years ended December 31, 2023 and 2024.

Year ended December 31
2022
Average risk-free rate of interest	1.88%
Expected volatility	41.6%
Dividend yield	0%
Contractual term	10 years
Fair value of the underlying shares on the date of option grants	0.0071

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

A summary of the aggregate option activity and information regarding options outstanding as of December 31, 2024 is as follows:

			Weighted
		Weighted	average
		average	remaining	Aggregate	Weighted
	Number of	exercise	contractual	intrinsic	average grant
	options	price	term	value	date fair value
		US$		US$	US$
Outstanding on January 1, 2024	223,932,653	0.03	3.39	—	0.05
Granted	—
Forfeited	(283,900)	0.0002			0.05
Exercised	—
Outstanding on December 31, 2024	223,648,753	0.03	2.64	—	0.05
Options exercisable on December 31, 2024	220,981,727	0.03	2.59	—	0.05
Vested or expected to vest as of December 31, 2024	223,648,753	0.03	2.64	—	0.05

The weighted average grant date fair values of options granted during the year ended December 31, 2022 were US$0.01, respectively. No options were granted during the years ended December 31, 2023 and 2024.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.Share-based Compensation (Continued)

Share Options (Continued)

For the year ended December 31, 2022, 2,097,750 of options were exercised with an aggregate intrinsic value of US$145. For the years ended December 31, 2023 and 2024, no options were exercised.

For the years ended December 31, 2022, 2023 and 2024, the Group recognized share-based compensation expense of US$1,354,233, US$704,462 and US$134,560, respectively. As of December 31, 2024, there was US$37,725 in total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted-average period of 0.54 years.

Restricted Share Units

In 2022, 2023 and 2024, the Group granted 5,714,200, nil and nil Restricted Share Units (“RSUs”). The RSUs have a contractual term of ten years and vest 25% on each anniversary over four years from the grant date. The vesting of these RSUs is conditioned on continued employment. Compensation expense based on fair value is amortized over the requisite service period of award using the straight line vesting attribution method.

A summary of the RSUs activity for the year ended December 31, 2024 is as follows:

	Number of restricted	Weighted average grant date
	shares	fair value
		US$
Unvested restricted shares outstanding at January 1, 2024	21,262,973	0.21
Granted	—	—
Vested	—	—
Forfeited	—	—
Unvested restricted shares outstanding at December 31, 2024	21,262,973	0.21
Expected to vest at December 31, 2024	21,262,973	0.21

The share-based compensation expense related to RSUs of US$466,395, US$103 and nil were recognized by the Group for the years ended December 31, 2022, 2023 and 2024, respectively.

As of December 31, 2024, there was no unrecognized compensation costs, net of actual forfeitures, related to unvested restricted shares.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.Net (loss) income per Ordinary Share

Net (loss) income per ordinary share was computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended December 31, 2022, 2023 and 2024:

	For the years ended
	December 31,
	2022	2023	2024
	US$	US$	US$
Numerator:
Net income (loss) — basic and diluted	515,014	(2,595,941)	63,569
Deemed dividend in relation to the convertible note	—	—	—
Net income (loss) attributable to ordinary shareholders	515,014	(2,595,941)	63,569
Shares (Denominator):
Weighted average number of ordinary shares outstanding
Basic	4,591,748,099	4,837,255,456	4,837,255,456
Diluted	4,592,307,849	4,837,255,456	4,858,518,429
Net income (loss) per share—basic and diluted
Basic	0.0001	(0.0005)	0.00001
Diluted	0.0001	(0.0005)	0.00001

As of December 31, 2022, 2023 and 2024, diluted net income (loss) per share does not include the following instruments as their inclusion would be antidilutive:

	For the years ended December 31,
	2022	2023	2024
Share options	266,047,366	223,932,653	223,648,753
Restricted shares units	26,173,123	21,262,973	—
Shares of convertible notes	30,113,147	—	—
Total	322,333,636	245,195,626	223,648,753

17.Commitments and contingencies

Commitments

The Group did not have other significant capital commitments or significant guarantees as of December 31, 2023 and 2024, respectively.

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

Information about the Group’s non-current assets is presented based on the geographical location of the assets as follows:

	As of December 31,
	2023	2024
	US$	US$
PRC	1,028,592	480,089
USA	7,449	35,758
Total	1,036,041	515,847

19.Mainland China Contribution Plan

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan, pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were US$3,251,420, US$2,148,785 and US$1,394,608 for the years ended December 31, 2022, 2023 and 2024, respectively.

20.Restricted Net Assets

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Group’s PRC subsidiaries, affiliates and VIEs. As of December 31, 2024, the total restricted net assets were US$90,992,700.

21.Subsequent Event

In January 2025, the Group fully repaid the US$2.5 million short-term bank loan under the credit facility agreement entered into with a commercial bank in January 2024.

In February 2025, the Group entered into a credit facility agreement with a commercial bank under which the Group can draw down up to US$2.0 million by Juanuary 2028, with interest rate of 2.88%. Each drawdown under the facility has a loan term of 12 months from the date of disbursement. From January 1 to April 28, 2025, the Group has drawn down the credit facility of US$1.3 million and has made no repayment as of the date of this annual report.

SCHEDULE I—ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

COOTEK (CAYMAN) INC.

CONDENSED BALANCE SHEETS

	As of December 31,
	2023	2024
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	5,189	245,740
Prepaid expenses and other current assets	3,362	1,670
Total current assets	8,551	247,410
Advances to subsidiaries and VIEs	798,364	21,908
TOTAL ASSETS	806,915	269,318
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses and other current liabilities	136,129	136,353
Accrued salary and benefits	283,000	250,000
Other current liabilities	741,658	—
Total current liabilities	1,160,787	386,353
Advances from subsidiaries and VIEs	—	—
Other non-current liabilities	35,783	—
TOTAL LIABILITIES	1,196,570	386,353
SHAREHOLDERS’ DEFICIT:
Ordinary shares	48,372	48,372
Additional paid-in capital	218,245,298	218,379,858
Accumulated deficit	(216,923,365)	(216,859,796)
Accumulated other comprehensive loss	(1,759,960)	(1,685,469)
Total shareholders’ (deficit) / equity	(389,655)	(117,035)
TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/ EQUITY	806,915	269,318

SCHEDULE I—ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

COOTEK (CAYMAN) INC.

CONDENSED STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Net revenues	—	—	—
Cost of revenues	—	—	—
Gross loss	—	—	—
Operating expenses:
General and administrative expenses	(4,073,068)	(1,468,711)	(438,071)
Research and development expenses	(1,088,077)	(39,909)	(60,297)
Sales and marketing expenses	(50,198)	—	—
Other operating income, net	154,682	136,129	136,129
Total operating expenses	(5,056,661)	(1,372,491)	(362,239)
Loss from operations	(5,056,661)	(1,372,491)	(362,239)
Interest expenses, net	(1,337,031)	(7,490)	1,652
Fair value change of derivatives	553,707	—	—
Foreign exchange gains (losses), net	(4)	(1)	(3)
Loss before income taxes and equity in earnings of subsidiaries	(5,839,989)	(1,379,982)	(360,590)
Net loss before equity in earnings of subsidiaries	(5,839,989)	(1,379,982)	(360,590)
Equity in (loss) income of subsidiaries and share of (loss) income from VIEs	6,355,003	(1,215,959)	424,159
Net (loss) income attributed to CooTek (Cayman) Inc.	515,014	(2,595,941)	63,569

SCHEDULE I—ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

COOTEK (CAYMAN) INC.

CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Operating activities:
Net (loss) income	515,014	(2,595,941)	63,569
Equity in loss (income) of subsidiaries, VIEs and VIEs’ subsidiaries	(6,355,003)	1,215,959	(424,159)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation	1,820,628	704,565	134,560
Amortization of issuance cost and debt discounts related to convertible notes	1,337,671	51,797	—
Change in fair value of derivatives	(553,707)	—	—
Changes in assets and liabilities:
Accrued expenses and other current liabilities	(29,867)	292,842	(741,434)
Other receivables, deposits and other assets	459,731	—	1,692
Accrued salary and benefits	421,975	(138,975)	(33,000)
Other non-current liabilities	(151,393)	(136,129)	(35,783)
Net cash used in operating activities	(2,534,951)	(605,882)	(1,034,555)
Investing activities:
Advances to subsidiaries and VIEs	(9,783,250)	(4,819,580)	(974,894)
Repayment of advances to subsidiary	16,251,000	6,607,179	2,250,000
Net cash provided by (used in) investing activities	6,467,750	1,787,599	1,275,106
Financing activities:
Proceeds from issuance of ordinary shares upon exercise of options	311	—	—
Repayment of convertible notes	(3,745,956)	(1,806,453)	—
Net cash (used in) provided by financing activities	(3,745,645)	(1,806,453)	—
Net (decrease) increase in cash, cash equivalents and restricted cash	187,154	(624,736)	240,551
Cash, cash equivalents and restricted cash at beginning of year	442,771	629,925	5,189
Cash, cash equivalents and restricted cash at end of year	629,925	5,189	245,740

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

4.As of December 31, 2023 and 2024, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.