Form 20-F
period 2025-12-31
CooTek(Cayman)Inc.
filed 2026-04-27
CIK 1734262

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

7F, T3, Lane 360, Xinlong Road, Minhang District
Shanghai, 201101

People’s Republic of China

(Address of Principal Executive Offices)

Karl Kan Zhang, Chairman of the Board of Directors, Chief Technology Officer and Acting Chief Financial Officer

7F, T3, Lane 360, Xinlong Road, Minhang District

Shanghai, 201101 People’s Republic of China
Phone: +86 021 6485 6352
Email: ir@cootek.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

American depositary shares, each representing 650 Class A ordinary shares*

Class A ordinary shares, par value US$0.00001 per share

*The American Depositary Shares program had been terminated as of January 5, 2026.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2025, there were 4,837,255,456 ordinary shares issued and outstanding, par value US$0.00001 per share, being the sum of 4,591,030,991 Class A ordinary shares and 246,224,465 Class B ordinary shares.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9931 to US$1.00, the exchange rate on December 31, 2025 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollars amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

ITEM 3.KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs

We are a Cayman Islands holding company with no equity ownership in the variable interest entities (“VIEs”). Investors in our securities are purchasing equity interests in CooTek (Cayman) Inc., not in the VIEs or their subsidiaries that conduct our operations in mainland China. Our contractual arrangements with the VIEs may not be as effective as direct ownership in providing us with control over the VIEs, and investors may never hold equity interests in the VIEs.

CooTek (Cayman) Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our operations in China through (i) our PRC subsidiaries, and (ii) the VIEs with which we have maintained contractual arrangements and the VIEs’ subsidiaries. PRC laws and regulations restrict and impose conditions on foreign investment in the provision of internet information services. Accordingly, we operate these businesses in mainland China through the VIEs and the VIEs’ subsidiaries, and rely on contractual arrangements among our PRC subsidiary, the VIEs and their nominee shareholders to control the business operations of the VIEs. Revenues contributed by the VIEs accounted for 18%, 6% and 4% of our total revenues for the years ended December 31, 2023, 2024 and 2025, respectively. As used in this annual report, “CooTek,” are to CooTek (Cayman) Inc., and “we,” “us,” “our company” or “our” are to CooTek (Cayman) Inc. and its subsidiaries, and in the context of describing our operations and consolidated financial information, the VIEs and the VIEs’ subsidiaries, including Shanghai Chubao (Cootek) Information Technology Co., Ltd., or Shanghai Chubao, Molihong (Shenzhen) Internet Technology Co., Ltd., or Molihong, and Shanghai Qinglin Network Technology Co., Ltd. or Qinglin in mainland China and their subsidiaries. Holders of our ADSs or ordinary shares hold equity interest in CooTek (Cayman) Inc., our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIEs and their subsidiaries.

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

Our contractual arrangements with the VIEs may not be as effective as direct ownership in providing us with control over the VIEs. These arrangements have not been tested in a court of law, and uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. If we are unable to maintain effective control over the VIEs, our business operations could be materially and adversely affected.

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

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. Our contractual arrangements with the VIEs have not been tested in court to date. Investors may never directly hold equity interests in the VIEs. If the PRC government determines that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in those industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our securities may decline significantly in value or become worthless. Our holding company, our PRC subsidiaries and the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or be of little or no value. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our securities.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our securities. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

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

However, the PRC government has promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, effective March 31, 2023. On May 16, 2023, the CSRC promulgated another supporting guideline, Guidelines on Overseas Issuance and Listing of Global Depository Receipts by Domestically Listed Companies, which came into effect on the same date. According to these measures, mainland China companies that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. An overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under these measures. Therefore, we will be required to file with the CSRC for our overseas listing or offering of equity and equity linked securities in the future within the applicable scope of these measures. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of, report and filings with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings and listings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process.”

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

Each year, the Public Company Accounting Oversight Board (“PCAOB”) determines whether it can inspect and investigate completely registered public accounting firms in mainland China and Hong Kong. If the PCAOB determines in the future that it no longer has full access, and we continue to use an auditor headquartered in such jurisdictions, we may again be identified as a Commission-Identified Issuer under the Holding Foreign Companies Accountable Act (“HFCAA”).If we are identified for two consecutive years, our securities may be prohibited from trading in the United States. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The prohibition of trading in the securities, or the threat of the trading being prohibited, may materially and adversely affect the value of your investment.”

Cash and Asset Flows through Our Organization

We do not have a formal cash management policy governing transfers of funds among our holding company, subsidiaries, and the VIEs. Cash transfers are conducted in accordance with applicable PRC laws and regulations, including restrictions imposed by the State Administration of Foreign Exchange (“SAFE”). As of December 31, 2025, no dividends or distributions have been made by our PRC subsidiaries or the VIEs to our Cayman Islands holding company. Any future transfers of funds are subject to regulatory approvals, restrictions on foreign exchange, and other limitations imposed by PRC laws.

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

CooTek (Cayman) Inc. provided an aggregate amount of US$4.8 million, US$1.0 million and US$2.1 million as loan or capital investments to our intermediate holding companies and subsidiaries, and received an aggregate repayment of US$6.6 million, US$2.3 million and US$2.3 million in the years ended December 31, 2023, 2024 and 2025, respectively. Under the contractual arrangements with the VIEs, the VIEs are entitled to receive loans from Shanghai Chule for the provisions of certain support services to Shanghai Chule. For the year ended December 31, 2023, the VIEs made net repayment of loans of US$2.5 million to the WFOE. For the year ended December 31, 2024, the VIEs received net proceeds from loans of US$2.7 million from the WFOE. For the year ended December 31, 2025, the VIEs made net repayment of loans of US$0.6 million to the WFOE. The VIEs earned various revenues from the WFOE and other company subsidiaries, including advertising revenue, reimbursement of expenses, etc.

For the years ended December 31, 2023, 2024 and 2025, no dividends or distributions were made to CooTek (Cayman) Inc. by our subsidiaries. Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs in which we have no legal ownership, totaling to US$91 million as of December 31, 2025. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

In the years ended December 31, 2023, 2024 and 2025, no assets other than cash were transferred through our organization.

CooTek (Cayman) Inc. has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our securities, see “Item 10. Additional Information—E. Taxation.”

Financial Information Related to the VIEs

The following tables present the condensed consolidating schedule of financial position for CooTek (Cayman) Inc., its subsidiaries, and the VIEs as of the dates presented. References in the following tables to “WFOE” are to Shanghai Chule (CooTek) Information Technology Co., Ltd., our wholly owned PRC subsidiary and the primary beneficiary of the VIEs.

Selected Condensed Consolidating Statements of Operations Data

	For the Year Ended December 31, 2025
				Consolidated
	CooTek	Other		Variable
	(Cayman)	Company		Interest		Consolidated
	Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total

	(in US$)
Third-party revenues	—	20,667,394	231,849	813,477	—	21,712,720
Inter-company revenues(1)	—	—	530,173	—	(530,173)	—
Other Inter-company services revenues	—	—	5,438,900	—	(5,438,900)	—
Total revenues	—	20,667,394	6,200,922	813,477	(5,969,073)	21,712,720
Third-party cost of revenues and operating expenses	(358,327)	(15,138,501)	(5,796,399)	(458,282)	—	(21,751,509)
Inter-company cost of revenues and operating expenses	—	—	—	(530,173)	530,173	—
Other inter-company service fee(2)	—	(5,438,900)	—	—	5,438,900	—
Total cost of revenues and operating expenses	(358,327)	(20,577,401)	(5,796,399)	(988,455)	5,969,073	(21,751,509)
Income (loss) from non-operations	4,740	(473)	583	(41,389)	—	(36,539)
(Loss) income before income taxes	(353,587)	89,520	405,106	(216,367)	—	(75,328)
Equity method loss	—	—	—	—	—	—
Equity in income from subsidiaries	275,408	188,739	—	—	(464,147)	—
Share of income from the VIEs	—	—	(216,367)	—	216,367	—
Income tax expense	—	(2,851)	—	—	—	(2,851)
Net (loss) income	(78,179)	275,408	188,739	(216,367)	(247,780)	(78,179)

Notes:

(1)	It represents the inter-company revenue that the WFOE earned from the VIEs based on the Exclusive Business Cooperation Agreement.
(2)	It represents the service fee that the WFOE charged the VIEs based on the Exclusive Business Cooperation Agreement.

	For the Year Ended December 31, 2024
				Consolidated
	CooTek	Other		Variable
	(Cayman)	Company		Interest		Consolidated
	Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total

	(in US$)
Third-party revenues	—	27,520,332	933,277	1,865,207	—	30,318,816
Inter-company revenues(1)	—	—	266,187	—	(266,187)	—
Other Inter-company services revenues	—	—	4,297,546	139,383	(4,436,929)	—
Total revenues	—	27,520,332	5,497,010	2,004,590	(4,703,116)	30,318,816
Third-party cost of revenues and operating expenses	(362,239)	(21,885,476)	(6,469,916)	(1,447,844)	—	(30,165,475)
Inter-company cost of revenues and operating expenses	—	—	—	(266,187)	266,187	—
Other inter-company service fee(2)	—	(4,297,546)	(139,383)	—	4,436,929	—
Total cost of revenues and operating expenses	(362,239)	(26,183,022)	(6,609,299)	(1,714,031)	4,703,116	(30,165,475)
Income (loss) from non-operations	1,649	(40,660)	(42,452)	687	—	(80,776)
(Loss) income before income taxes	(360,590)	1,296,650	(1,154,741)	291,246	—	72,565
Equity method loss	—	—	—	—	—	—
Equity in income from subsidiaries	424,159	(866,840)	—	—	442,681	—
Share of income from the VIEs	—	—	291,046	—	(291,046)	—
Income tax expense	—	(5,650)	(3,146)	(200)	—	(8,996)
Net income (loss)	63,569	424,160	(866,841)	291,046	151,635	63,569

Notes:

(1)	It represents the inter-company revenue that the WFOE earned from the VIEs based on the Exclusive Business Cooperation Agreement.
(2)	It represents the service fee that the WFOE charged the VIEs based on the Exclusive Business Cooperation Agreement.

	For the Year Ended December 31, 2023
				Consolidated
	CooTek	Other		Variable
	(Cayman)	Company		Interest		Consolidated
	Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total

	(in US$)
Third-party revenues	—	20,607,850	5,615,844	5,752,574	—	31,976,268
Inter-company revenues(1)	—	296,126	129,445	—	(425,571)	—
Other Inter-company services revenues	—	—	3,744,879	963,528	(4,708,407)	—
Total revenues	—	20,903,976	9,490,168	6,716,102	(5,133,978)	31,976,268
Third-party cost of revenues and operating expenses	(1,372,491)	(16,809,631)	(10,670,548)	(5,659,430)	—	(34,512,100)
Inter-company cost of revenues and operating expenses	—	—	—	(425,571)	425,571	—
Other inter-company service fee(2)	—	(3,744,879)	(963,528)	—	4,708,407	—
Total cost of revenues and operating expenses	(1,372,491)	(20,554,510)	(11,634,076)	(6,085,001)	5,133,978	(34,512,100)
(Loss) income from non-operations	(7,491)	(391,019)	393,356	(34,118)	—	(39,272)
(Loss) income before income taxes	(1,379,982)	(41,553)	(1,750,552)	596,983	—	(2,575,104)
Equity method loss	—	—	—	—	—	—
Equity in income from subsidiaries	(1,215,959)	(1,153,906)	—	—	2,369,865	—
Share of income from the VIEs	—	—	596,983	—	(596,983)	—
Income tax expense	—	(20,501)	(336)	—	—	(20,837)
Net (loss) income	(2,595,941)	(1,215,960)	(1,153,905)	596,983	1,772,882	(2,595,941)

Notes:

(1)	It represents the inter-company revenue that the WFOE earned from the VIEs based on the Exclusive Business Cooperation Agreement.
(2)	It represents the service fee that the WFOE charged the VIEs based on the Exclusive Business Cooperation Agreement.

Selected Condensed Consolidating Balance Sheets Data

	As of December 31, 2025
	CooTek	Other		Variable
	(Cayman)	Company		Interest		Consolidated
	Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total

	(in US$)
Cash and cash equivalents	1,006	2,732,518	176,960	582,328	—	3,492,812
Restricted cash	—	20,000	73,768	205	—	93,972
Short-term investments	—	—	—	—	—	—
Accounts receivable, net	—	1,730,620	7,380	64,899	—	1,802,899
Prepaid expenses and other current assets	—	18,533	36,159	658,004	—	712,696
Property and equipment, net	—	—	33,734	45,220	—	78,954
Intangible assets, net	—	—	—	—	—	—
Long-term investments	—	—	259,197	—	—	259,197
Amount due from intercompany	—	—	78,458,357	168,877	(78,627,234)	—
Advances due from intercompany	121,376	—	6,600,510	—	(6,721,886)	—
Operating lease right-of-use assets	—	—	126,419	165,651	—	292,070
Other non-current assets	—	53,416	30,215	39,592	—	123,223
Total assets	122,382	4,555,086	85,802,700	1,724,776	(85,349,120)	6,855,823
Accounts payable	—	1,691,988	411,838	82,242	—	2,186,068
Short-term bank borrowings	—	—	—	2,062,941	—	2,062,941
Accrued salary and benefits	170,000	4,243	374,486	37,169	—	585,898
Accrued expenses and other liabilities	100,571	100,282	750,925	226,214	—	1,177,992
Deferred revenue	—	695,966	—	1,700	—	697,666
Operating lease liabilities, current	—	—	59,446	77,893	—	137,339
Amount due to intercompany	—	—	168,877	78,458,357	(78,627,234)	—
Advances due to intercompany	—	149,547,079	—	36,824,463	(186,371,542)	—
Deficit in subsidiaries/the VIEs(1)	—	1,941,231	79,310,279	—	(81,251,510)	—
Operating lease liabilities, non-current	—	—	67,570	88,538	—	156,108
Total liabilities	270,571	153,980,789	81,143,420	117,859,518	(346,250,286)	7,004,012
Total shareholders’ equity (deficit)	(148,189)	(149,425,703)	4,659,279	(116,134,742)	260,901,166	(148,189)
Total liabilities and shareholders’ equity (deficit)	122,382	4,555,086	85,802,699	1,724,776	(85,349,120)	6,855,823

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

Selected Condensed Consolidating Cash Flows Data

	For the Year Ended December 31, 2025
				Consolidated
	CooTek	Other		Variable
	(Cayman)	Company		Interest		Consolidated
	Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total

	(in US$)
Proceeds of services charges from inter-companies(1)	—	—	5,918,515	—	(5,918,515)	—
Payments of services charges to inter-companies(1)	—	(5,441,245)	—	(477,270)	5,918,515	—
Net cash (used in) provided by transactions with third-parties	(429,976)	4,521,508	(4,750,374)	581,553	—	(77,289)
Net cash (used in) provided by operating activities	(429,976)	(919,737)	1,168,141	104,283	—	(77,289)
Loans to subsidiaries, primary beneficiary of the VIEs and the VIEs(2)	(2,136,760)	(2,498)	(5,726,705)	—	7,865,962	—
Repayments of loans to subsidiaries, primary beneficiary of the VIEs and the VIEs(2)	2,322,002	5,615	6,289,631	—	(8,617,248)	—
Other investing activities	—	8,757	1,625	(55,524)	—	(45,142)
Net cash provided by (used in) investing activities	185,242	11,874	564,551	(55,524)	(751,285)	(45,142)
Net proceeds of loans from subsidiaries, primary beneficiary of the VIEs and the VIEs(2)	—	(185,242)	2,498	(568,541)	751,285	—
Other financing activities	—	—	(2,507,365)	2,017,682	—	(489,683)
Net cash (used in) provided by financing activities	—	(185,242)	(2,504,867)	1,449,141	751,285	(489,683)

Notes:

(1)	It represents the elimination of payments and proceeds for the inter-company service charges at the consolidation level.
(2)	It represents the elimination of loans among CooTek (Cayman) Inc., other company subsidiaries, the primary beneficiary of the VIEs and its subsidiaries, and the VIEs.

	For the Year Ended December 31, 2024
				Consolidated
	CooTek	Other		Variable
	(Cayman)	Company		Interest		Consolidated
	Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total

	(in US$)
Proceeds of services charges from inter-companies(1)	—	—	6,771,718	97,097	(6,868,815)	—
Payments of services charges to inter-companies(1)	—	(4,333,379)	(97,097)	(2,438,339)	6,868,815	—
Net cash (used in) provided by transactions with third-parties	(1,034,555)	8,854,730	(6,899,025)	(1,207,936)	—	(286,786)
Net cash (used in) provided by operating activities	(1,034,555)	4,521,351	(224,404)	(3,549,178)	—	(286,786)
Loans to subsidiaries, primary beneficiary of the VIEs and the VIEs(2)	(974,894)	(83,497)	(2,797,994)	—	3,856,385	—
Repayments of loans to subsidiaries, primary beneficiary of the VIEs and the VIEs(2)	2,250,000	122,542	70,462	—	(2,443,004)	—
Other investing activities	—	74,574	6,311	—	—	80,885
Net cash provided by (used in) investing activities	1,275,106	113,619	(2,721,221)	—	1,413,381	80,885
Net proceeds of loans from subsidiaries, primary beneficiary of the VIEs and the VIEs(2)	—	(1,275,106)	(39,045)	2,727,532	(1,413,381)	—
Other financing activities	—	—	1,832,070	—	—	1,832,070
Net cash (used in) provided by financing activities	—	(1,275,106)	1,793,025	2,727,532	(1,413,381)	1,832,070

Notes:

(1)	It represents the elimination of payments and proceeds for the inter-company service charges at the consolidation level.
(2)	It represents the elimination of loans among CooTek (Cayman) Inc., other company subsidiaries, the primary beneficiary of the VIEs and its subsidiaries, and the VIEs.

	For the Year Ended December 31, 2023
				Consolidated
	CooTek	Other		Variable
	(Cayman)	Company		Interest		Consolidated
	Inc.	Subsidiaries	WFOE	Entities	Eliminations	Total

	(in US$)
Proceeds of services charges from inter-companies(1)	—	346,376	3,817,984	147,665	(4,312,025)	—
Payments of services charges to inter-companies(1)	—	(3,494,124)	(147,665)	(670,236)	4,312,025	—
Net cash used in transactions with third-parties	(605,882)	(759,437)	(2,727,283)	(2,468,077)	—	(6,560,679)
Net cash (used in) provided by operating activities	(605,882)	(3,907,185)	943,036	(2,990,648)	—	(6,560,679)
Loans to subsidiaries, primary beneficiary of the VIEs and the VIEs(2)	(4,819,580)	—	(2,514,928)	—	7,334,508	—
Repayments of loans to subsidiaries, primary beneficiary of the VIEs and the VIEs(2)	6,607,179	2,251,945	5,027,890	—	(13,887,014)	—
Other investing activities	—	14,314	672,083	273,659	—	960,056
Net cash provided by (used in) investing activities	1,787,599	2,266,259	3,185,045	273,659	(6,552,506)	960,056
Net proceeds of loans from subsidiaries, primary beneficiary of the VIEs and the VIEs(2)	—	(1,787,599)	(2,251,945)	(2,512,962)	6,552,506	—
Other financing activities	(1,806,453)	(573,483)	(142,057)	564,757	—	(1,957,236)
Net cash (used in) provided by financing activities	(1,806,453)	(2,361,082)	(2,394,002)	(1,948,205)	6,552,506	(1,957,236)

Notes:

(1)	It represents the elimination of payments and proceeds for the inter-company service charges at the consolidation level.
(2)	It represents the elimination of loans among CooTek (Cayman) Inc., other company subsidiaries, the primary beneficiary of the VIEs and its subsidiaries, and the VIEs.

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

Risks Related to Our Business

●	If we fail to maintain or expand our active user base, our business, financial condition and operating results may be materially and adversely affected.
●	We generate a significant portion of our revenues from advertising. Our failure to attract or retain advertising customers, or a reduction in their spending with us, could seriously harm our business, operating results and growth prospects.
●	We depend on certain third-party advertising exchanges and agencies for a large portion of our mobile advertising revenues.
●	We rely on our business collaborations with third parties, including major digital distribution platforms, to maintain and expand our user base. Our failure to maintain good relationships with these business partners may materially and adversely affect our business and operating results.
●	We have been and may continue to be subject to notices or complaints alleging, among other things, our infringement of copyrights and delivery of illegal or inappropriate content through our products, which could lead to suspension or removal of such products from digital distribution platforms, a decrease of our user base, and a significantly adverse impact on our financial results and our reputation.
●	We are subject to a variety of laws and other obligations regarding cyber security and data protection in the PRC, and any failure to comply with applicable laws and obligations or exposure to government interference actions could have a material and adverse effect on our business, financial condition and operating results.
●	Our business is subject to complex and evolving laws, regulations and governmental policies in China and other countries and regions where we have business. Many of these laws, regulations and governmental policies are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, increased cost of operations, or declines in our growth or engagement, financial performance, or otherwise harm our business.
●	We had incurred declining revenue and negative working capital in the past, and we cannot assure you that we will sustain or improve profitability.

Risks Related to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct operations in China through (i) our PRC subsidiaries, and (ii) the VIEs with which we have maintained contractual arrangements and the VIEs’ subsidiaries. Holders of our ADSs or ordinary shares hold equity interest in CooTek (Cayman) Inc., our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIEs or the VIEs’ subsidiaries. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our securities may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs. Our holding company, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our Class A ordinary shares or our securities may decline significantly in value or become worthless.
●	We rely on contractual arrangements with the VIEs and their respective shareholders for our operations in mainland China, which may not be as effective in providing operational control as direct ownership.
●	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.
●	The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.

Risks Related to Doing Business in China

●	Regulatory developments in mainland China may subject us to additional regulatory review and disclosure requirement, expose us to government interference, or otherwise restrict our ability to offer securities and raise capitals outside mainland China, all of which could materially and adversely affect our business and cause the value of our securities to significantly decline or become worthless. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Regulatory developments in mainland China may subject us to additional regulatory review and disclosure requirement, expose us to government interference, or otherwise restrict our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business and the value of our securities.”
●	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our securities. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”
●	The approval of, report and filings with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings and listings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process. For more details, see “Risk Factors—Risks Relating to Doing Business in China—The approval of, report and filings with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings and listings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process.”

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. For more details, see “Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.”
●	Our securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The prohibition of trading in the securities, or the threat of the trading being prohibited, may materially and adversely affect the value of your investment. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Our securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The prohibition of trading in the securities, or the threat of the trading being prohibited, may materially and adversely affect the value of your investment.”

Risks Related to Our ADSs or Ordinary Shares

●	The Depositary Bank has resigned and the Deposit Agreement has been terminated, resulting in the termination of our ADR program and ADS facility, which has had and may continue to have a material adverse effect on the liquidity and value of our securities and our ability to access the U.S. capital markets.
●	The termination of our ADS facility could adversely affect the liquidity and trading price of our securities, increase administrative burdens and costs for holders, and limit our ability to access the U.S. capital markets. Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Risks Related to Our Business

If we fail to maintain or expand our active user base, our business, financial condition and operating results may be materially and adversely affected.

The size of our active user base with our products are critical to our success. Our portfolio products had an average of 0.4 million DAUs in December 2025, which decreased from 0.9 million DAUs in December 2024. We suspended and terminated the operations of several non-performing and under-performing utility mobile apps and mobile games globally, which led to such decrease in DAUs. Our financial performance has been and will continue to be significantly affected by our ability to grow and engage our active user base. In addition, we may fail to maintain or increase our user base or our users’ engagement if, among other things:

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

Mobile advertising services have been contributing a significant portion of our revenues, accounting for 71.4%, 28.9% and 30.4% of our revenues in 2023, 2024 and 2025, respectively. Therefore, any failure to continue generating substantial revenue through our mobile advertising services could materially harm our business.

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

We generate a large portion of our mobile advertising revenues from a limited number of third-party advertising exchanges and advertising agencies in 2025. Our top two advertising customers, which are advertising exchanges, accounted for approximately 18.4% of our total revenues in 2025. Our dependence on a limited number of advertising exchange customers increases their bargaining power and the need for us to maintain good relationships with them. The major advertising customers we work with typically offer standard terms and conditions that govern their contractual relationships with us. We have entered into distribution cooperation agreements with AppLovin, the leading advertising exchange platform and our top advertising customer in overseas markets, for the cooperation in placing advertisements on our mobile apps. If any of these advertising customers we work with ceases to do business with us for any reason or alters its standard terms and conditions to our disadvantage, or if we fail to collect any significant amount of account receivables from these advertising customers timely, or at all, our business, financial conditions and operating results may be materially and adversely affected.

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

We are headquartered in mainland China and provide our products and services to a global user base. We intend to continue our international business operations and develop products for global users. The headquarters of our major advertising customers are located in China and the United States and therefore a majority of our mobile advertising revenues in 2023, 2024 and 2025 were derived from China and the United States.

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

Over the past three years, we have experienced fluctuations in DAUs and MAUs of our portfolio products. During the same periods, our net revenues decreased from US$32.0 million in 2023 to US$30.3 million in 2024, and further to US$21.7 million in 2025. Our mobile advertising revenue decreased from US$22.8 million in 2023 to US$8.8 million in 2024, and further decreased to US$6.6 million in 2025. We may not be able to successfully grow our user base in future periods.

In addition, growing our revenue in the future depends on successfully building our portfolio products. In 2022 and 2023, we monetized our user base primarily through mobile advertising, which contributed a majority of our revenues in years. In 2024 and 2025, we monetize our user base primarily through in-app purchase. Most of the revenues were generated from our portfolio products in 2025, in particular our online literature products and mobile games. If we are unable to build new products which are attractive to users, our ability to effectively monetize our services and grow our revenues may be materially impacted.

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

Our success depends on our ability to maintain, grow and monetize our user base, which in turn depends on our ability to continually develop and commercialize new mobile applications, introduce new features or functions to our existing mobile applications and provide users with high-quality content and an enjoyable user experience. This is particularly important since the mobile internet industry is characterized by fast and frequent changes, including rapid technological evolution, shifting user demands, frequent introductions of new products and services, and constantly evolving industry standards, operating systems and practices. We have launched over 220 portfolio products as of December 31, 2025. In December 2025, the user base of our portfolio products reached an average of 0.4 million DAUs. We intend to continue implementation of our business plan to focus our resources on our more profitable business, including our internally developed casual games and online literature, in order to enlarge our active user base. Our ability to roll out new or enhanced products and services depends on a number of factors, including our timely and successful research and development efforts as well as correctly analyzing and predicting users’ interests and demands for content using our big data analytical capabilities. If we fail to correctly analyze and predict users’ interests and demands for content, fail to cater to the anticipated needs and preferences of users, or fail to provide a superior user experience, our existing and new mobile applications may suffer from reduced user traffic or be unsuccessful in the market and our user base may decrease, which in turn may impact our ability to earn advertising revenue. There can be no assurance that our new products and services will generate revenues or profits and we may not be able to recoup the investments and expenditures involved in such development. Our results may also experience significant fluctuations as we continue to invest in the development of new products and services.

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

We generate a considerable portion of our advertising revenues through in-app advertisements in our mobile games. Game is a highly competitive and dynamic industry, and our future success depends not only on the popularity of our existing mobile games but also, in a large part, on our ability to develop and introduce new games that are attractive to our customers. To achieve this, we need to anticipate and effectively adapt to rapidly changing user tastes and preferences and technological advances. The development of new games can be very difficult and requires high levels of innovation and significant investments. We will continue to focus on developing our own proprietary games. We may decide to cease to operate or develop any game that is no longer profitable. If our mobile games are not as attractive as users expect, we may lose our existing or fail to attract new users. As a result, our ability to increase our revenues from mobile games and our margins and prospects may be materially and adversely affected. We embarked on a number of new initiatives in 2025, including our emphasis on interactive story game series and other engaging art designs. Since these initiatives have been implemented for a limited period of time and are not yet at scale, it is difficult for us to evaluate the effect, if any, they will bring to our financial prospects. We cannot reasonably predict the future trends of our revenues from mobile games or our total revenues.

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

Our revenue declined from US$32.0 million in 2023 to US$30.3 million in 2024, and further to US$21.7 million in 2025. We incurred a negative cash flows from operating activities of US$0.1 million in 2025. We incurred a deficit in working capital of US$0.7 million and an accumulated deficit of US$216.9 million as of December 31, 2025. These adverse conditions indicate that there is substantial doubt about our ability to continue as a going concern.

Our ability to continue as a going concern is dependent on our ability to successfully execute our business plan including the implementation of a balanced development approach between growth and profitability and an effective financial management which can contribute to the optimization of the operating cost and expense structure. Management plans to address these conditions through cost control initiatives, optimization of product portfolio, and potential financing arrangements. However, there can be no assurance that these plans will be successful.

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

Our consolidated financial statements for the year ended December 31, 2025 included in this annual report beginning on page F-1 have been prepared based on the assumption that we will continue on a going concern basis. The auditors of our consolidated financial statements for the year ended December 31, 2025 have included in their audit reports an explanatory paragraph relating to substantial doubt about our ability to continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

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

Popular and quality content is the core driver and foundation of our online literature products. The content costs have been material along with our efforts to enrich content of Fengdu Novel and Readict by signing more authors and to deepen the cooperation with more third party content providers globally. In 2023, 2024 and 2025, content costs constituted 27.9%, 16.4% and 14.6% of our total cost of revenues, respectively. We generally license the copyright of the content published on our Fengdu Novel and Readict on an exclusive basis with our signed authors, either at fixed prices or pursuant to revenue-sharing arrangements, under which the authors will receive royalties based on sales and other forms of monetization of their works. We also license the copyright of the content published on our platform generally on a non-exclusive basis with other authors, publishers or content providers. As the market further develops, the expectation of copyright owners for compensation may continue to rise, as such, they may demand higher licensing fees, and our content costs may increase as we enrich our content library.

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

On December 28, 2021, the Cyberspace Administration of China and other 12 government authorities published the Measures for Cyber Security Review, effective on February 15, 2022, which provides that critical information infrastructure operators purchasing network products and services, and internet platform operators engaging in data processing activities that affect or may affect national security must apply with the Cyber Security Review Office for a cyber security review. However, the scope of operators of “critical information infrastructure” under the current regulatory regime remains unclear and is subject to the decisions of competent PRC regulatory authorities. The Measures for Cyber Security Review also required internet platform operators processing over one million users’ personal information, if seeking for listing abroad, to apply for a cyber security review with the Cyber Security Review Office. We cannot guarantee you that we will not be subject to cyber security review for our future capital raising activities, or that new rules or regulations promulgated in the future, if any, will not impose additional compliance requirements on us.

On September 24, 2024, the State Council issued the Regulations on Network Data Security Management, taking effect on January 1, 2025, under which, national security review shall be conducted where network data processing activities carried out by a network data processor affect or may affect national security.

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

International trade disputes could result in tariffs and other protectionist measures that could adversely affect our business. Tariffs could increase our operating costs as well as the cost of the goods and products which could affect our customer’s discretionary spending level. In addition, any escalation in existing trade tensions or the advent of a trade war, or news and rumors of the escalation of a potential trade war, could affect consumer confidence and have a material adverse effect on our business, results of operations and, ultimately, the trading price of our securities.

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

At various times during recent years, the United States and China have had significant disagreements over monetary, economic, political and social issues, and future relations between these two countries may deteriorate. Changes in political conditions and changes in the state of China-U.S. relations are difficult to predict and could adversely affect our business, results of operations and financial condition. In addition, because of our extensive operations in the Chinese market, any deterioration in political or trade relations might cause a public perception in the United States or elsewhere that might cause our products to become less attractive. We cannot predict what effect any changes in China-U.S. relations may have on our ability to access capital or effectively do business in China or the United States. Moreover, any political or trade controversies between the United States and China, whether or not directly related to our business, could cause investors to be unwilling to hold or buy our securities and consequently cause the trading price of our securities to decline.

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

We are subject to seasonality and other fluctuations in our business. Revenues from our mobile advertising services, which constituted a significant portion of our revenues in 2025, are affected by seasonality in advertising spending in both international and China markets. We believe that such seasonality in advertising spending affects our quarterly results, partially resulting in the significant growth in our mobile advertising revenues between the first and the third quarters but a decline from the third quarter to the fourth quarter. Our operating results for one or more future quarters or years may fluctuate or fall below the expectations of securities analysts and investors. In such event, the trading price of the securities may fluctuate.

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

We believe that maintaining and enhancing our brand is critical to expanding our user base and number of advertising customers. We also believe that maintaining and enhancing our brand will depend largely on our ability to continue to provide useful, reliable, trustworthy, and innovative products, which we may not be able to do successfully in the future. We will also continue to experience media, legislative, or regulatory scrutiny of our decisions regarding user privacy, content, advertising, and other issues, which may adversely affect our reputation and brands. We also may fail to respond expeditiously to the sharing and uploading of objectionable content on our products and services or objectionable practices by advertising customers, or may fail to otherwise address user concerns, which could erode confidence in our brands. In addition, maintaining and enhancing our brands may require us to make substantial investments and these investments may not be successful. We promote our brand and products through online advertising networks and platforms, which primarily include AppLovin and Facebook Ads. These branding and marketing efforts may not result in increased user traffic in a cost-effective way. If we fail to successfully promote and maintain our brands or if we incur excessive expenses in this effort, our business and financial results may be adversely affected. In addition, any negative publicity in relation to our mobile applications, regardless of its veracity, could harm our brands and reputation and, in turn, our business and financial results.

If we fail to maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025 in accordance with the standards established by the PCAOB. However, we and our independent registered public accounting firm identified one significant deficiency as of December 31, 2025. As defined in the standards established by the PCAOB, a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of financial reporting.

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

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to regulatory investigations and civil or criminal sanctions.

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

However, we are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries, and (ii) the VIEs with which we have maintained contractual arrangements and the VIEs’ subsidiaries. Investors in our securities thus are not purchasing equity interest in our PRC operating entities but in our Cayman Islands holding company. If the PRC government determines that contractual arrangements constituting part of the VIE structure do not comply with PRC regulatory restrictions on foreign investment in those industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our securities may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs. We may not be able to repay our outstanding indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our PRC affiliated entities, which contributed to 4.8% of our net revenues in 2025. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainties about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

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

Although we believe we, our PRC subsidiaries and the VIEs comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that we or the VIEs do not comply with any applicable laws, it could revoke the VIEs’ business and operating licenses, require the VIEs to discontinue or restrict the VIEs’ operations, restrict the VIEs’ rights to collect revenues, block the VIEs’ websites, require the VIEs to restructure operations, impose additional conditions or requirements with which the VIEs may not be able to comply, impose restrictions on the VIEs’ business operations or on their customers, or take other regulatory or enforcement actions against the VIEs that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the VIEs’ business operations or restrict the VIEs from conducting a substantial portion of their business operations, which could materially and adversely affect the VIEs’ business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of the VIEs that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the VIEs, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP, and our securities may decline in value or become worthless.

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

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security. Furthermore, on December 28, 2021, the Cyberspace Administration of China and other 12 government authorities published the Measures for Cyber Security Review, effective from February 15, 2022, which provided that critical information infrastructure operators that procure internet products and services, and internet platform operators engaging in data processing activities, must be subject to the cyber security review if their activities affect or may affect national security. The measures further stipulate that internet platform operators holding over one million users’ personal information shall apply with the Cyber Security Review Office for a cyber security review before any public offering at a foreign stock exchange. On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, the administration departments of each critical industry and sector shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. On July 7, 2022, the Cyberspace Administration of China published the Measures for the Security Assessment of Cross-Border Data Transfer, which came into effect on September 1, 2022, and provided that certain types of data processors transferring important data or personal information collected and generated during operations within the territory of the PRC to an overseas recipient must apply for security assessment of cross-border data transfer.

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

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our securities.

We conduct operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements and the VIEs’ subsidiaries in mainland China. Our operations in mainland China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our securities. The PRC government has promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers in recent years. Any such actions could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline, or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

If the PRC tax authorities determine that our company is a PRC resident enterprise for PRC enterprise income tax purposes, gains realized on the sale or other disposition of ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. Any such tax may reduce the returns on your investment in the securities.

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

A certain percentage of our costs, expenses and revenues are denominated in RMB. Any significant depreciation of the RMB may materially adversely affect the value of, and any dividends payable on, our securities in U.S. dollars. To the extent that we need to convert U.S. dollars we received from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollars would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollars against the RMB would have an adverse effect on the U.S. dollars amount available to us.

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

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our securities.

We conduct our operations in China through (i) our PRC subsidiaries, and (ii) the VIEs with which we have maintained contractual arrangements and the VIEs’ subsidiaries. Our operations in mainland China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our securities. Also, the PRC government has promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline, or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The PCAOB had historically been unable to inspect our former auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our former auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, the independent registered public accounting firm that issued the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. This auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in our securities were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our former independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our securities would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The prohibition of trading in the securities, or the threat of the trading being prohibited, may materially and adversely affect the value of your investment.

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

Each year, the PCAOB will determine whether it can inspect and investigate completely registered public accounting firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

It may be challenging for overseas regulators to conduct investigations or collect evidence within mainland China.

Pursuing shareholder claims or regulatory investigations in mainland China involves uncertainties and may be challenging as a matter of law or practicality. For example, in mainland China, there are uncertainties regarding providing information needed for regulatory investigations or litigations initiated by regulators outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism and involves uncertainty. The PRC government authorities have strengthened the supervision of cross-border information provision. For example, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation, evidence collection and other activities within the PRC territory. Furthermore, pursuant to the Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Companies, which became effective on March 31, 2023, if any overseas securities regulators and competent overseas authorities requests to investigate, including to collect evidence for investigation purpose, or inspects a PRC domestic company that has been listed or offered securities in an overseas market or securities companies and securities service providers that undertake securities business for such PRC domestic companies, such investigation and inspection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC and competent authorities will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. Any domestic enterprises, securities companies and securities service agencies must seek the consent of the CSRC or administrative authorities before cooperating with overseas securities regulators or securities authorities in inspections or investigations, or providing documents and materials for such cooperation. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to M&A and Overseas Listing.” While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China may further increase the uncertainties you face in protecting your interests. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs or Ordinary Shares—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

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

Risks Related to Our ADSs and Ordinary Shares

The Depositary Bank has resigned and the Deposit Agreement has been terminated, resulting in the termination of our ADR program and ADS facility, which has had and may continue to have a material adverse effect on the liquidity and value of our securities and our ability to access the U.S. capital markets.

On April 2, 2025, we were notified the Deutsche Bank Trust Company Americas (the “Depositary”) of its resignation as Depositary Bank of our ADR program. According to the deposit agreement dated September 27, 2018 among the Depositary, the ADSs holders and us, as amended by an Amendment No.1 to the deposit agreement dated May 9, 2022 (the “Deposit Agreement”), we shall use reasonable efforts to appoint a successor depositary on or before 90 days from the delivery of the notice of resignation. Since no successor was appointed by the expiry date, the Depositary terminated the Deposit Agreement by mailing a notice of the termination to the holders of all ADSs 30 days prior to January 5, 2026, the effective date of termination (the “Termination Date”). The ADSs holders have at least 6 months after the termination date to surrender the ADSs for cancellation and to take delivery of the underlying shares. Upon such termination, holders of ADSs will be entitled to voluntarily exchange their ADSs for the underlying ordinary shares, but such exchange is not mandatory. Holders who fail to timely exchange their ADSs may have the underlying shares sold by the depositary, and they may only receive the net sale proceeds after deducting fees, expenses, and taxes.

The termination of our ADS facility could adversely affect the liquidity and trading price of our securities, increase administrative burdens and costs for holders, and limit our ability to access the U.S. capital markets.

The termination of the Deposit Agreement has had a material adverse effect on us by, among other things, causing investors to dispose of our ADSs and limiting:

●	the liquidity of our ADSs;
●	the number of institutional and other investors that will consider investing in our ADSs;
●	the number of broker-dealers willing to execute trades in our ADSs; and
●	our ability to obtain equity or debt financing for the continuation of our operations.

The resignation of the depositary and the termination of our ADS facility may give rise to class action suits, litigation or arbitration proceedings by ADS holders or other parties. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our operating results. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

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

As of March 31, 2026, our chairman of the board of directors, chief technology officer and acting chief financial officer, Karl Kan Zhang, beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constituted approximately 5.1% of our total issued and outstanding share capital and 57.3% of the aggregate voting power of our total issued and outstanding share capital as of March 31, 2026, due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our securities. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our securities.

S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of our securities in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our securities. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our securities.

If securities or industry analysts do not publish research about our business, or if they adversely change their recommendations regarding our securities, the market price for our securities and trading volume could decline.

The trading market for our securities will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our securities, the market price for our securities would likely decline. If one or more of these analysts cease to cover us, or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our securities to decline. The termination of our ADR program may further reduce analyst coverage, which could adversely affect the liquidity and market price of our securities.

Substantial future sales or the perception of a potential sale of substantial amounts of our securities could adversely affect the market price of our securities.

Sales of substantial amounts of our securities in the public market, or the perception that these sales could occur, could adversely affect the market price of our securities and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our securities.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our securities for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our securities as a source for a future dividend income.

Pursuant to our seventh amended and restated memorandum and articles of association, our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend either out of profits or share premium account; provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, we received from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our securities will likely depend entirely upon any future price appreciation of our securities. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the securities. You may not realize a return on your investment in our securities and you may even lose your entire investment.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ADSs or ordinary shares.

Under the PRC Enterprise Income Tax Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between the PRC and your jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of ADSs or ordinary shares by such non-PRC resident enterprise investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC, unless a tax treaty or similar arrangement provides otherwise. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of ADSs or ordinary shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and similar arrangements and PRC laws. Although substantially all of our daily operations are in China, it is unclear whether dividends we pay with respect to our ADSs or ordinary shares, or the gain realized from the transfer of our ADSs or ordinary shares, would be treated as income derived from sources within the PRC and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. If PRC income tax were imposed on gains realized through the transfer of our ADSs or ordinary shares or on dividends paid to our non-PRC resident investors, the value of your investment in our securites may be materially and adversely affected. Furthermore, our ADS holders whose jurisdictions of residence have tax treaties or similar arrangements with China may not qualify for benefits under such tax treaties or arrangements.

We believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2025, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

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

Assuming that we are the owner of the VIEs for United States federal income tax purposes, we believe that we were a PFIC for our taxable year ended December 31, 2025, and we will likely be classified as a PFIC for the current taxable year. The determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets and the value of our assets.

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

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares.

Our seventh memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our dual-class voting structure gives disproportionate voting power to holders of the Class B ordinary shares. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our securities may fall and the voting and other rights of the holders of our Class A ordinary shares may be materially and adversely affected.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (save for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for our shareholders to obtain the information needed to establish any facts necessary for them to motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which has been terminated, and this could result in less favorable outcomes to the plaintiff (s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares, which was terminated effective January 5, 2026, provided that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

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

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement, which has been terminated.

Under the deposit agreement, which was terminated effective January 5, 2026, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring principal shareholders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

Following the termination of the Deposit Agreement, holders of ADSs who have not yet surrendered their ADSs for the underlying ordinary shares will not be able to exercise voting rights through the depositary and may face additional limitations on their ability to vote.

Prior to the termination of the Deposit Agreement on January 5, 2026, holders of ADSs did not have the same rights as our registered shareholders. Holders of ADSs did not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings, and could only exercise the voting rights carried by the underlying Class A ordinary shares represented by their ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the Deposit Agreement. Following the termination of the Deposit Agreement, the depositary is no longer obligated to solicit or act upon voting instructions from ADS holders. Holders of ADSs who wish to exercise voting rights with respect to the underlying Class A ordinary shares must surrender their ADSs and take delivery of the underlying shares in order to become registered holders of such shares prior to the record date for any general meeting. Holders who fail to surrender their ADSs during the six-month period following the termination date risk losing the ability to exercise voting rights, and may have the underlying shares sold by the depositary, with such holders receiving only the net sale proceeds after deduction of fees, expenses, and taxes.

Holders of ADSs may be subject to significant limitations on the transfer or surrender of their ADSs during the wind-down period following the termination of our ADR program.

Prior to the termination of the Deposit Agreement on January 5, 2026, ADSs were transferable on the books of the depositary, subject to certain restrictions, including the depositary’s right to close its books at any time or from time to time when it deemed expedient in connection with the performance of its duties. Following the termination of the Deposit Agreement, the depositary may close its transfer books and cease to accept deposits of ordinary shares or the issuance of new ADSs. Holders of ADSs have at least six months after the termination date to surrender their ADSs for cancellation and to take delivery of the underlying ordinary shares. After the expiration of this period, the depositary may sell the underlying ordinary shares and holders may only receive the net sale proceeds after deducting applicable fees, expenses, and taxes. Accordingly, holders of ADSs may face significant limitations on their ability to transfer or otherwise dispose of their ADSs during the wind-down period, and any delay in surrendering ADSs could result in the depositary selling the underlying shares on behalf of such holders.

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

In September 2018, we completed our initial public offering and our ADSs began trading on the NYSE under the symbol “CTK.” On May 9, 2022, we changed the number of ordinary shares represented by each ADS from 50 to 650. Except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to the ADS ratio of one 1 ADS to 650 Class A ordinary shares. On May 19, 2022, we were notified by the NYSE that the staff of NYSE Regulation determined to commence proceedings to delist our ADSs from the NYSE. Trading in our ADSs was suspended after the market close on the NYSE on May 19, 2022. On June 6, 2022, the NYSE filed a Form 25 with the SEC to strike our ADSs from listing, which became effective 10 days after the filing. Our ADSs have been quoted on the OTC Pink Limited Information under the symbol “CTKYY” after the NYSE suspended the trading of our ADSs on May 19, 2022. On April 2, 2025, the Depositary notified us of its resignation as depositary bank of our ADR program. The termination of the Deposit Agreement became effective on January 5, 2026, and as a result, our ADSs were delisted from the OTC Pink Limited Information on January 6, 2026.

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

Our principal executive offices are located at 7F, T3, Lane 360, Xinlong Road, Minhang District, Shanghai, 201101, People’s Republic of China. Our telephone number at this address is +86 21 6485-6352. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. You can also find information on our website at ir.cootek.com.

B.Business Overview

We are a mobile internet company with a global vision. Our mission is to empower everyone to enjoy content relevant to people seamlessly. We have developed and brought to market pan-entertainment mobile applications, focusing on two categories: online literature and mobile games. Sophisticated big data analytics and data-driven user insights are the backbone of our business, enabling us to release appealing products that capture mobile internet users’ ever-evolving content needs and attract targeted users. Our portfolio products of mobile applications serve a global user base comprised of an average of 0.4 million DAUs in December 2025.

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

With the popularity of mobile phones and the improvement of mobile operating system in recent years, users’ attention has shifted from the basic functions of the mobile phones to the consumption of productivity or entertainment contents. Since 2019, we have invested in the development of pan-entertainment mobile applications. As of December 31, 2025, we have launched over 190 online literature applications and mobile games, the revenues from which contributed 98.4% of our total net revenues in 2025.

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

We operate our online literature mobile applications in China and overseas markets, including various English and Spanish speaking countries and regions. The proportion of total net revenues generated from online literature mobile applications operated in overseas market increased from 30% in 2023 to 78% in 2024, and further to 80% in 2025, becoming a material source of our revenues.

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

We acquire new users through downloads of our products from digital distribution platforms such as Apple App Store and Google Play. Some of these users acquired through downloads are drawn to our applications through word-of-mouth or general interest in one of our global products, thus growing our user base organically. A majority of our users are drawn to our products through our paid marketing campaigns on third-party oversea distribution platforms such as AppLovin and Facebook Ads.

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

Our in-app purchase revenues increased from US$6.5 million in 2023 to US$19.5 million in 2024, and then decreased to US$14.1 million in 2025. Our in-app purchase revenues as a percentage of our total net revenues increased from 20.2% in 2023 to 64.4% in 2024, and further to 64.8% in 2025.

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

Our advertisers are from a broad range of industries, including healthcare, e-commerce, online games, merchant services and business services. Most of our advertisers are represented by third-party advertising exchanges and agencies. Our top two advertising customers, which are advertising exchanges, in aggregate accounted for approximately 18.4% of our total revenues in 2025. We have entered into standard forms of agreements with our major advertising customers. We have entered into distribution cooperation agreement with AppLovin, the leading advertising exchange platform and our top advertising customer in overseas markets, for the cooperation in placing advertisements on our mobile apps. Our business depends on our relationships with these large advertising exchanges and agencies. For more details, see “Item 3. Key Information—D. Risk Factors—We depend on certain third-party advertising exchanges and agencies for a large portion of our mobile advertising revenues.”

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

Research and development team

We are committed to technological innovation since our inception. Approximately 56% of our employees are software engineers and product designers tasked with research and development to achieve innovation and advancement.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as non-competition and confidentiality agreements and contractual clauses, to establish and protect our intellectual property rights.

As of December 31, 2025, we held 18 patents in mainland China and 10 patents in other countries and regions, covering inventions and designs; we have 2 patent applications currently pending in mainland China. As of December 31, 2025, we have registered 265 trademarks with the Trademark Office of the State Administration for Industry and Commerce in mainland China, including our company’s name “CooTek,” CooTek logos, trademarks relating to our products such as TouchPal Smart Input and TouchPal Phonebook; we have registered 2 trademarks in other countries and regions. As of December 31, 2025, we are the registered owner of 237 software copyrights in mainland China, each of which we have registered with the State Copyright Bureau of China. As of December 31, 2025, we own the rights to approximately 45 domain names that we use in connection with the operation of our business, including our CooTek and TouchPal websites cootek.com, chubao.cn and touchpal.com. In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls. For example, for external controls, we enter into confidentiality agreements or agree to confidentiality clauses with our advertising customers and mobile device manufacturers and, for internal controls, we adopt and maintain policies governing the operation and maintenance of our IT systems and the management of user-generated data.

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

Compliance. Various laws and regulations, such as the General Data Protection Regulation in the European Union, California, Consumer Privacy Act in the United States and the CyberSecurity Law of the PRC, govern the collection, use, retention, sharing, and security of the personal data we receive from and about our users. Privacy groups and government bodies have increasingly scrutinized the ways in which companies link personal identities and data associated with particular users with data collected through the internet, and we expect such scrutiny to continue to increase. We devote substantial amount of resources to the compliance with, and the prevention of any violation of, the laws and regulations relating to user privacy and cyber security. For additional information on our efforts to comply with applicable laws and regulations relating to user privacy and cyber security, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to prevent security breaches, cyber-attacks or other unauthorized access to our systems or our users’ data, we may be exposed to significant consequences, including legal and financial exposure and loss of users, and our reputation, business and operating results may be materially and adversely affected.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Data privacy concerns relating to our products and current practices may, particularly in light of increased regulatory scrutiny of and user expectations regarding the processing, collection, use, storage, dissemination, transfer and disposal of user data, require changes to our business practices and may result in declines in user growth or engagement, increased costs of operations and threats of lawsuits, enforcement actions and related liabilities, including financial penalties.”

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

Seasonality

We are subject to seasonality and other fluctuations in our business. Revenues from our mobile advertising services, which constituted a significant portion of our revenues in the year ended December 31, 2023, 2024 and 2025, are affected by seasonality in advertising spending in both international and China markets. We believe that such seasonality in advertising spending affects our quarterly results, partially resulting in the significant growth in our mobile advertising revenues between the first and the third quarters but a decline from the third quarter to the fourth quarter.

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

In the European Union, the General Data Protection Regulation which came into effect on May 25, 2018, increased our burden of regulatory compliance and requires us to change certain of our privacy and cyber security practices in order to achieve compliance. The regulation applies to any company established in the EU as well as any company outside the European Union that processes personal data in connection with the offering of goods or services to individuals in the European Union or the monitoring of their behavior. The regulation implements more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The regulation further provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes to our operating model. Under the regulation, fines of up to 20 million euros or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for non-compliance, which significantly increases our potential financial exposure for non-compliance. However, in the absence of precedence and guidance from EU regulators, the application of the regulation to the provision of internet services remains unsettled. Moreover, the implementation of the regulation may require substantial amendments to our procedures and policies, and these changes could impact our business by increasing its operational and compliance costs. The Company has adopted policies and procedures in compliance with the regulation; however, such policies and procedures may need to be updated when additional information concerning the best practices is made available through guidance from regulators or published enforcement decisions.

PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The Decision on Strengthening Network Information Protection promulgated by the PRC National People’s Congress in December 2012 provides that electronic information that identifies a citizen or involves privacy of any citizen is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. According to the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which was promulgated by the Ministry of Industry and Information Technology and became effective in September 2013, telecommunication business operators and ICP operators are responsible for the security of the personal information of users they collect or use in the course of their provision of services. Without obtaining the consent from the users, telecommunication business operators and ICP operators may not collect or use the users’ personal information. The personal information collected or used in the course of provision of services by the telecommunication business operators or ICP operators must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or illegally provided to others. The ICP operators are required to take certain measures to prevent any divulgence of, damage to, tampering with or loss of users’ personal information. In accordance with the Cybersecurity Law, network operators are required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the authorities in a timely manner. If any user knows that a network operator illegally collects and uses his or her personal information in violation of laws, regulations or any agreement with the user, or the collected and stored personal information is inaccurate or wrong, the user has the right to request the network operator to delete or correct the collected personal information.

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

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cybersecurity Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by the Ministry of Industry and Information Technology on October 31, 2019. On November 28, 2019, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information,” “failure to expressly state the purpose, manner and scope of collecting and using personal information,” “collection and use of personal information without consent of users of such App,” “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity,” “provision of personal information to others without users’ consent,” “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting.” Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

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

Regulations Relating to Cyber Security

The PRC Congress promulgated the PRC Cybersecurity Law, effective in June 2017 and last amended on October 28, 2025. Under the Cybersecurity Law, “network operators” are broadly defined as network owners, network administrator, and network service providers are subject to various security protection-related obligations. As a network service provider, our obligations include:

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

Regulations on Unfair Competition

On June 27, 2025, the Standing Committee of the National People’s Congress promulgated the amended Anti-Unfair Competition Law of the People’s Republic of China, which became effective on October 15, 2025.

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

The Provisions of the Supreme People’s Court on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes on Infringement of the Information Network Dissemination Rights provides that disseminating works, performances or audio-video products by internet users or internet service providers via the internet without the consents of the copyright owners shall be deemed to have infringed the right of dissemination of the copyright owner. Under the Regulations on the Protection of the Right to Network Dissemination of Information, promulgated by the State Council in 2006 and amended in 2013, an owner of the network dissemination rights with respect to written works or audio or video recordings who believes that information storage, search or link services provided by an internet service provider infringe his or her rights may require that the internet service provider delete, or disconnect the links to, such works or recordings. As of December 31, 2025, we have registered 237 software copyrights in mainland China.

Patent Law

Under the Patent Law promulgated by PRC Congress in 1984 and most recently amended in 2020, and its implementation regulations issued in 2010, the State Intellectual Property Office is responsible for administering patents in mainland China. The Chinese patent system adopts a “first to file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet all three conditions: novelty, inventiveness and practical applicability. A patent is valid for 20 years in the case of an invention and 10 years in the case of utility models and designs. A third-party user must obtain consent or proper license from the patent owner to use the patent. Otherwise, third-party use constitutes an infringement of patent rights. As of December 31, 2025, we held 18 patents in mainland China.

Trademark Law

Under the Trademark Law promulgated by PRC Congress in 1982 and most recently amended in 2019, and its implementation regulations issued in 2002 and amended in April 2014, the Trademark Office of the Administration for Industry and Commerce is responsible for the registration and administration of trademarks. The Administration for Industry and Commerce under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. As with patents, mainland China has adopted a “first-to-file” principle for trademark registration. If two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced. For applications filed on the same day, the trademark that was first used will receive preliminary approval and will be publicly announced. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. As of December 31, 2025, we had 265 trademarks in mainland China.

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

As of December 31, 2025, we had registered approximately 45 domain names, including “cootek.com,” “chubao.cn” and “touchpal.com.”

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

D.Property, Plants and Equipment

Our headquarters are located in Shanghai, China, where we currently lease and occupy approximately 873 square meters of office space. As of December 31, 2025, we also lease offices in Beijing, with an aggregate area of approximately 15 square meters of office space.

Below is a summary of the term of each of our current leases and we plan to renew most of them when they expire:

Leased properties	Term	Area (square meters)
Shanghai	3 years	873
Beijing	1 year	15
Total		888

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

We have implemented a balanced development approach between growth and profitability. We are continually restructuring our portfolio products by focusing our resources on more profitable businesses, such as pan-entertainment mobile applications, reducing investment of resources on non-performing or under-performing products and improving operation efficiency. We recorded a net loss of US$2.6 million in 2023, a net income of US$0.1 million in 2024 and a net loss of US$0.1 million in 2025.

In recent years, we experienced a downturn in domestic internet advertisement industry. To counter the challenging macro environment, we suspended and terminated the operations of several non-performing and under-performing utility mobile apps and mobile games in China and global markets, which led to the decreases in MAUs and DAUs from 2023 to 2025, which in turn negatively impacted our revenues during the same periods. We implemented cost control initiatives, which led to a significant reduction in our sales and marketing expenses, decreasing from US$17.7 million in 2023 to US$15.1 million in 2024, and further down to US$9.8 million in 2025.

In terms of our global strategy, we intend to maintain our global presence by increasing our portfolio products in overseas markets. The proportion of total net revenues from our pan-entertainment mobile applications operated in overseas market increased from 62% in 2023 to 89% in 2024, and further to 94% in 2025, constituting an important source of our revenues. Since different countries and regions are in different industry cycles, we believe this strategy will help improve our resilience against industry headwind.

To further diversify our monetization, we combine in-app advertising with in-app purchases to generate revenues from our mobile applications. We believe this strategy will allow us to balance monetization with user experience and improve our resilience to the volatility of advertising market. Our in-app purchase revenues as a percentage of our total net revenue increased from 20.2% in 2023 to 64.4% in 2024, and further to 64.8% in 2025.

We also diversify our revenue by out-licensing our original novels on Fengdu Literature Platform to produce audiobooks, short videos, etc. Our other revenues as a percentage of our total net revenue increased from 3.9% in 2022 to 4.8% in 2025.

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

The following table sets forth the average DAUs and MAUs of our portfolio products for periods indicated:

	For the Months Ended December 31,
	2021	2022	2023	2024	2025

	(in millions)
Pan-entertainment Mobile Applications
average DAUs	16.0	5.2	1.9	0.8	0.4
MAUs	58.0	19.6	5.0	1.8	1.0
Utility Mobile Applications
average DAUs	2.4	1.0	0.1	0.03	0.003
MAUs	4.6	1.8	0.1	0.05	0.01

We have implemented a balanced development approach between growth and profitability by continuous transition of the strategy in relation to the acquisition of new users and the retention of existing users. As a part of this execution plan, we suspended and terminated the operations of several non-performing and under-performing scenario-based mobile apps, and reduced sales and marketing expenses to acquire new users. As a result, MAUs and DAUs decreased from 2023 to 2025.

Although the restructuring efforts led to declines in the DAUs and MAUs from time to time and we are unable to predict whether such trend will continue into future periods as of the date of this annual report, we believe that these efforts will, in the long term, lead to sustainable growth in our user base. Our efforts to improve operational efficiency have resulted in a decrease in the percentage of sales and marketing expenses of the total net revenues from 55.3% in 2023 to 49.7% in 2024, and further to 45.0% in 2025. We achieved this by controlling expenses related to non-performing or under-performing products in our sales and marketing operations. We also plan to develop and offer innovative and diversified products and services to meet the interests and demands of our mobile internet users and to further improve our users’ experience with our products to achieve a sustained high level of user satisfaction, which we believe is the most cost-effective way to attract, engage and retain our users as a long-term strategy.

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

Effectiveness of monetization

We monetize our user base primarily through in-app advertising, combined with in-app purchases. Our advertising revenues decreased from US$22.8 million in 2023 to US$8.8 million in 2024, and further to US$6.6 million in 2025, along with the decreases of DAUs and MAUs. Our in-app purchase revenues increased from US$6.5 million in 2023 to US$19.5 million in 2024, and decreased to US$14.1 million in 2025.

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

Our ability to attract and retain advertising customers

We attract our advertisers primarily through our network of advertising exchanges and agencies, and to a lesser extent, direct contractual arrangements with individual advertisers. Our revenues and results of operations depend largely on our ability to engage, directly or indirectly, more advertisers with our advertising services. We generate advertising revenue primarily from performance-based advertisements and we also offer brand advertising arrangements. In 2025, our top two advertising customers, which are advertising exchanges, contributed 18.4% of our total revenues. Our business may be significantly and adversely affected if our cooperation with these two advertising customers is impaired or terminated. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We depend on certain third-party advertising exchanges and agencies for a large portion of our mobile advertising revenues.” We plan to maximize the value of our services to the advertisers by improving our targeting capability, increasing our user base while maintaining quality business relationship with third-party advertising exchanges.

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

Our ability to diversify our revenue source

We have been exploring various ways of monetization to diversify our revenue source. In addition to in-app advertisements, we introduced in-app purchases in mobile games allowing users to purchase additional features or tools and in online literature products allowing users to unlock new chapter or extra content. Our in-app purchase revenues increased from US$6.5 million in 2023 to US$19.5 million in 2024, and then decreased to US$14.1 million in 2025. We explored IP-based monetization by out-licensing our original novels on Fengdu Literature Platform to produce audiobooks, short videos, etc. Our other revenue contributed 8.4%, 6.8% and 4.8% of our total net revenues in 2023, 2024 and 2025, respectively.

Effective investment in technology and talent

To maintain our advanced technological capabilities and in order to be able to keep up with any future technological developments, we have continued to make significant investments in enhancing our technology infrastructure and in acquiring and retaining talent with technological expertise. Our investment in technology and talent has effectively met our needs for technology upgrades and increases in product development capacity along with the growth of our business. As of December 31, 2025, we had 67 full-time employees, of which 40 were software engineers and product designers. Our research and development expenses decreased by 47.0% from US$7.2 million in 2023 to US$3.8 million in 2024, and further decreased by 7.6% to US$3.5 million in 2025.

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

Key Components of Results of Operations

Net Revenues. The following table sets forth the components of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented:

	For the Years Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
Net Revenues:
In-app purchase revenue	6,470,995	20.2	19,510,797	64.4	14,064,545	64.8
Advertising revenue	22,822,094	71.4	8,760,291	28.9	6,605,671	30.4
Other revenue	2,683,179	8.4	2,047,728	6.7	1,042,504	4.8
Total net revenues	31,976,268	100.0	30,318,816	100.0	21,712,720	100.0

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

Revenue from our in-app purchase services accounted for 20.2%, 64.4% and 64.8% of our total net revenues in 2023, 2024 and 2025, respectively. We expect that the in-app purchase services will contribute to a majority of our revenue in the future.

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

Revenue from our advertising services accounted for 71.4%, 28.9% and 30.4% of our total net revenues in 2023, 2024 and 2025, respectively. We estimate that, of our total advertising revenue, online literature and mobile games aggregately contributed approximately 95.9%, 94.4% and 98.1% in 2023, 2024 and 2025, respectively. From time to time, we provide sales rebates to certain advertising agencies to incentivize their referral of more brand advertising arrangements to us. Our advertising revenue is presented net of sales rebates to these advertising agencies.

Other Revenue

We generate other revenue from out-licensing of our TouchPal Smart Input to certain device manufacturers for pre-installation and out-licensing of online literature works. Attributable to our efforts of diversifying our revenue sources, other revenues contributed 8.4%, 6.7% and 4.8% of our total net revenues in 2023, 2024 and 2025, respectively.

Cost of revenues

The following table sets forth our cost of revenues and gross profit, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	For the Years Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
Cost of revenues	6,035,768	18.9	8,762,910	28.9	6,472,133	29.8
Gross profit	25,940,500	81.1	21,555,906	71.1	15,240,587	70.2

Our cost of revenues consists primarily of payment processing fees paid to digital distribution platforms such as Apple App Store and Google Play, content costs, bandwidth costs and staff costs. Content costs are the fees we pay to our signed authors and third-party content providers for the publishing and licensing of online literature works. Bandwidth costs are the fees we pay to telecommunications carriers and other service providers for telecommunications and other content delivery-related services. Staff costs consist of salaries and benefits for our employees involved in the operation and maintenance of our network and mobile applications. Our other costs of revenues include hardware, server and internet equipment depreciation expenses and internet data center service fees. As a percentage of total net revenues, our cost of revenue accounted for 29.8% in 2025, compared with 18.9% and 28.9% in 2023 and 2024, respectively. In the foreseeable future, we expect the absolute amount of our total cost of revenues to increase in line with the growth of our in-app purchase revenue. We will continue to implement our cost-control initiatives on bandwidth costs.

Operating Expenses

The following table sets forth the components of our operating expenses, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	For the Years Ended December 31,
	2023		2024		2025
	US	%	US$	%	US$	%
Operating expenses:
Sales and marketing expenses	17,674,610	55.3	15,056,063	49.7	9,778,603	45.0
Research and development expenses	7,210,687	22.6	3,818,394	12.6	3,530,046	16.3
General and administrative expenses	4,384,720	13.7	2,990,392	9.9	2,253,979	10.4
Other operating (income) loss, net	(793,685)	(2.5)	(462,284)	(1.5)	(283,252)	(1.3)
Total operating expenses	28,476,332	89.1	21,402,565	70.6	15,279,376	70.4

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of advertising and promotion expenses, expenses incurred for the user incentive programs and salaries and benefits of sales and marketing personnel. Our user acquisition costs represent expenses for acquiring new users of our products, including expenses on targeted campaigns to acquire users. As a percentage of total net revenues, our sales and marketing expenses accounted for 45.0% in 2025, compared with 55.3% and 49.7% in 2023 and 2024, respectively. We expect our sales and marketing expenses to increase in the foreseeable future as we plan to acquire new users and enlarge our user base to grow our oversea business.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits, including share-based compensation, for our technology and product development personnel, and depreciation and other expenses associated with the use of facilities for research and development purposes. As a percentage of total net revenues, research and development expenses accounted for 16.3% in 2025, compared with 22.6% and 12.6% in 2023 and 2024, respectively. We expect our research and development expenses to slightly decrease in absolute amount in the short term as we implement our cost-control initiatives but to increase thereafter as we continue our investment in our technology infrastructure.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and benefits, including share-based compensation, for our employees involved in general corporate operations, facility rental, as well as professional service fees related to various corporate activities. As a percentage of total net revenues, general and administrative expenses accounted for 10.4% in 2025, compared with 13.7% and 9.9% in 2023 and 2024, respectively. We expect our general and administrative expenses to slightly decrease in absolute amount in the foreseeable future as we continue to implement our cost-control initiatives.

Other Operating (Income) Loss, net

Other operating income primarily consisted of reversal of previously accrued expenses and government subsidies and other operating loss primarily consisted of provision and reversal of contingent losses mainly for lawsuit.

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

	For the Years Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
Net revenues:
In-app purchase revenue	6,470,995	20.2	19,510,797	64.4	14,064,545	64.8
Advertising revenue	22,822,094	71.4	8,760,291	28.9	6,605,671	30.4
Other revenue	2,683,179	8.4	2,047,728	6.7	1,042,504	4.8
Total net revenues	31,976,268	100.0	30,318,816	100.0	21,712,720	100
Cost of revenues(1)	(6,035,768)	(18.9)	(8,762,910)	(28.9)	(6,472,133)	(29.8)
Gross profit	25,940,500	81.1	21,555,906	71.1	15,240,587	70.2
Operating expenses:
Sales and marketing expenses(1)	(17,674,610)	(55.3)	(15,056,063)	(49.7)	(9,778,603)	(45.0)
Research and development expenses(1)	(7,210,687)	(22.6)	(3,818,394)	(12.6)	(3,530,046)	(16.3)
General and administrative expenses(1)	(4,384,720)	(13.7)	(2,990,392)	(9.9)	(2,253,979)	(10.4)
Other operating income (loss), net	793,685	2.5	462,284	1.5	283,252	(1.3)
Total operating expenses	(28,476,332)	(89.1)	(21,402,565)	(70.6)	(15,279,376)	(70.4)
Income (loss) from operations	(2,535,832)	(7.9)	153,341	0.5	(38,789)	(0.2)
Interest (expenses) income, net	(28,443)	(0.1)	(65,742)	(0.2)	(30,911)	(0.1)
Foreign exchange gains (losses), net	(10,829)	(0.0)	(15,034)	(0.0)	(5,628)	(0.0)
Income (loss) before income taxes	(2,575,104)	(8.1)	72,565	0.2	(75,328)	(0.3)
Income tax expenses	(20,837)	(0.1)	(8,996)	(0.0)	(2,851)	(0.0)
Net (loss) income	(2,595,941)	(8.1)	63,569	0.2	(78,179)	(0.3)
(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the Years Ended December 31,
	2023	2024	2025
	US$	US$	US$
Cost of revenues	21,434	20,456	8,160
Sales and marketing expenses	(10,061)	517	—
Research and development expenses	180,355	60,297	24,033
General and administrative expenses	512,837	53,290	5,532
Total	704,565	134,560	37,725

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Net Revenues

Our net revenues decreased by 28.4% from US$30.3 million in 2024 to US$21.7 million in 2025, primarily due to a decrease in our In-app purchase revenue and mobile advertising revenue.

In-app Purchase revenue. Our in-app purchase revenue decreased by 27.9% from US$19.5 million in 2024 to US$14.1 million in 2025. The decrease of in-app purchase revenue was primarily due to the decrease in the sale of in-app virtual currency in our online literature products operated in overseas market.

Advertising revenue. Our advertising revenue decreased by 24.6% from US$8.8 million in 2024 to US$6.6 million in 2025. The decrease in advertising revenue was primarily due to the suspension and termination of advertising operations of several non-performing and underperforming applications, especially the online literature products in China.

Other Revenue. We generate other revenue from out-licensing of our TouchPal Smart Input to certain device manufacturers for pre-installation and out-licensing of online literature works. Our other revenue decreased from US$2.0 million 2024 to US$1.0 million 2025.

Cost of revenues

Our cost of revenues decreased by 26.1% from US$8.8 million in 2024 to US$6.5 million in 2025. This decrease was primarily due to decrease in payment processing fees paid to digital distribution platforms such as Apple App Store and Google Play in line with the decrease of our in-app purchase revenue.

Gross profit

As a result of the foregoing, we recorded gross profit of US$15.2 million in 2025, as compared to gross profit of US$21.6 million in 2024. Our gross margin slightly decreased from 71.1% in 2024 to 70.2% in 2025, primarily due to the increased proportion of in-app purchase revenue, which incurred higher payment processing fees to digital distribution platforms compared to advertising revenue.

Operating expenses

Our total operating expenses decreased by 28.6% from US$21.4 million in 2024 to US$15.3 million in 2025, due to decreases in all expense items along with our cost-control and profit-improving operation strategy.

Sales and marketing expenses. Our sales and marketing expenses decreased by 35.1% from US$15.1 million in 2024 to US$9.8 million in 2025. The decrease was primarily due to the continuous transition of our strategy in relation to the acquisition of new users and retention of existing users, which resulted in a decrease in the user acquisition costs.

Research and development expenses. Our research and development expenses decreased by 7.6% from US$3.8 million in 2024 to US$3.5 million in 2025. The decrease was primarily due to a decrease in salary and payroll expenses associated with technology research and development staff and share-based compensation expenses.

General and administrative expenses. Our general and administrative expenses decreased by 24.6% from US$3.0 million in 2024 to US$2.3 million in 2025. The decrease was primarily due to a decrease in salary and payroll expenses associated with general and administrative staff, share-based compensation expenses, and expenses for provision of credit losses.

Other operating income (loss), net. We recorded other operating income of US$0.3 million in 2025, which primarily consisted of government subsidies we received and reversal of previously accrued expenses, partially offset by the provision of contingent losses mainly mainly relating to litigation, compared to other operating income of US$0.5 million in 2024.

(Loss) Income from operations

As a result of the foregoing, we recorded loss from operations of US$0.04 million in 2025, compared to income from operations of US$0.2 million in 2024.

Interest (expenses) income, net

We had net interest expenses of US$0.07 million and US$0.03 million in 2024 and 2025, respectively. The decrease in our net interest expense was mainly due to the decrease of interest expenses in 2025.

Foreign exchange (losses) gains, net

We incurred net foreign exchange losses of US$0.02 million and US$0.01 million in 2024 and 2025, respectively, primarily due to the costs incurred on foreign exchange conversion.

Income tax expense

We recorded income tax expenses of US$8,996 and US$2,851 in 2024 and 2025, respectively.

Net (loss) income

As a result of the foregoing, we recorded a net loss of US$0.1 million in 2025, compared to a net income of US$0.1 million in 2024.

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

B.Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods presented:

	For the Years Ended
	December 31
	2023	2024	2025
	US$	US$	US$
Summary Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(6,560,679)	(286,786)	(77,289)
Net cash provided by (used in) investing activities	960,056	80,885	(45,142)
Net cash (used in) provided by financing activities	(1,957,236)	1,832,070	(489,683)
Net (decrease) increase in cash, cash equivalents, and restricted cash	(7,557,859)	1,626,169	(612,114)
Cash, cash equivalents, and restricted cash at beginning of year	9,785,131	2,476,571	4,159,290
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	249,299	56,550	39,608
Cash, cash equivalents, and restricted cash at end of year	2,476,571	4,159,290	3,586,784

Historically, we have financed our operations primarily through the proceeds we received from private issuances of preferred shares, loans from commercial banks, public offering of equity and debt securities and other financing activities. As of December 31, 2023, 2024 and 2025, we had US$2.5 million, US$4.2 million and US$3.6 million in cash, cash equivalents and restricted cash, respectively. Our cash and cash equivalents consist of cash on hand, demand deposits and floating rate financial instruments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased. Our restricted cash represents amounts held in our bank account as guarantee deposit for payments processing services and loan facility provided by the bank.

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

We incurred a net loss of US$2.6 million and negative cash flows from operations of US$6.6 million in 2023. We incurred a net income of US$0.1 million and negative cash flows from operations of US$0.3 million in 2024. We incurred a net loss of US$0.1 million and negative cash flows from operations of US$0.1 million in 2025. Our revenue declined from US$32.0 million in 2023 to US$30.3 million in 2024, and further to US$21.7 million in 2025. We accumulated a deficit of US$216.9 million as of December 31, 2025. We had negative working capital, which equals the result of current assets minus current liabilities, of US$1.2 million, US$0.6 million and US$0.7 million as of December 31, 2023, 2024 and 2025, respectively.

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

The total outstanding balance of our short-term bank borrowings as of December 31, 2025 was US$2.0 million.

We have entered into the following short-term loan transactions:

●	In April 2023, we entered into a credit facility agreement with a commercial bank under which we could draw down up to US$0.7 million by April 2024 with an annual interest rate of 4.15%. In 2023, we drew down the credit facility of US$0.7 million, and fully repaid the amount in April 2024.
●	In January 2024, we entered into a credit facility agreement with a commercial bank under which we could draw down up to US$2.5 million by January 2025. The annual interest rate for the agreement was the loan prime rate minus 0.25%. In 2024, we drew down the credit facility of US$2.5 million, and fully repaid the amount in January 2025.
●	In February 2025, we entered into a credit facility agreement with a commercial bank under which we could draw down up to US$2.0 million by January 2028, with interest rate of 2.88%. Each drawdown under the facility has a loan term of 12 months from the date of disbursement. In 2025, the Group has drawn down the credit facility of US$2.0 million and has made no repayment as of the date of this annual report.

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

As of December 31, 2025, 23.3% of our cash, cash equivalents and restricted cash were held in mainland China, and 16.2% were held by the VIEs and denominated in Renminbi. Most of the remaining cash and cash equivalents we held as of December 31, 2025, were held in Hong Kong and United States, and mainly denominated in Hong Kong dollars and U.S. dollars. Although we consolidate the results of the VIEs, we only have access to the assets or earnings of the VIEs through our contractual arrangements with the VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

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

Operating Activities

Net cash used in operating activities in 2025 was US$0.1 million, as compared to net loss of US$0.1 million in the same period. The difference was primarily due to (i) a decrease of US$1.2 million in accounts payable driven primarily by the decrease in payment of our user acquisition costs, (ii) a decrease of US$0.3 million in deferred revenues, (iii) a decrease of US$0.2 million in accrued salary and benefits, and (iv) a decrease of US$0.2 million in operating lease liabilities, partially offset by an increase of US$1.1 million in accounts receivables and increase of US$0.4 prepaid expenses and other current assets. The principal non-cash items affecting the difference between our net income and our net cash used in operating activities in 2025 primarily consisted of US$0.3 million in provision for credit losses and US$0.3 million in non-cash lease expenses.

Net cash used in operating activities in 2024 was US$0.3 million, as compared to net income of US$0.1 million in the same period. The difference was primarily due to (i) a decrease of US$1.0 million in accounts payable driven primarily by the decrease in payment of our user acquisition costs, (ii) a decrease of US$0.9 million in accrued expenses and other current liabilities, (iii) a decrease of US$0.4 million in accrued salary and benefits, and (iv) a decrease of US$0.6 million in accounts receivables, partially offset by an increase of US$1.9 million in prepaid expenses and other current assets and increase of US$0.4 million in deferred revenues. The principal non-cash items affecting the difference between our net income and our net cash used in operating activities in 2024 primarily consisted of US$0.1 million in depreciation expenses and US$0.1 million in share-based compensation expenses.

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

Investing Activities

Net cash used in investing activities in 2025 was US$0.05 million, primarily due to purchases of property and equipment and of US$0.06 million, partially offset by proceeds from disposal of property and equipment US$0.01 million.

Net cash provided by investing activities in 2024 was US$0.1 million, primarily due to proceeds from reclaim of short-term investments.

Net cash provided by investing activities in 2023 was US$1.0 million, primarily due to proceeds from disposal of property and equipment of US$1.0 million.

Financing Activities

Net cash used in financing activities in 2025 was US$0.5 million, primarily due to net repayments of bank borrowings.

Net cash provided by financing activities in 2024 was US$1.8 million, primarily due to net proceeds from bank borrowings.

Net cash used in financing activities in 2023 was US$2.0 million, primarily due to repayment of convertible notes of US$1.8 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our operating lease obligations and short-term bank debt obligations.

Our operating lease obligations consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was US$0.5 million, US$0.5 million and US$0.3 million for the years ended December 31, 2023, 2024 and 2025, respectively. The majority of our operating lease commitments are related to our office lease agreements in mainland China.

We made capital expenditures of US$0.08 million, nil and US$0.06 million in 2023, 2024 and 2025, respectively. In 2023, we sold a majority of our servers, terminated leases with internet data centers who hosted those servers, and completed the transition of our data and services to cloud service providers, such as Tencent Cloud and Huoshan Cloud, as a part of our cost-control initiatives. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business in the future.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

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

C.Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2026, that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Karl Kan Zhang	45	Chairman of the Board of Directors, Chief Technology Officer and Acting Chief Financial Officer
Susan Qiaoling Li	47	Director, Chief Executive Officer, and President
Ye Yuan	43	Director

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

Mr. Ye Yuan has served as our director since September 2025. Mr. Yuan has served as a vice president at HongShan since October 2019. Prior to joining HongShan, Mr. Yuan worked as a managing director at Zhongrong International Trust Co. Ltd. from October 2013 to October 2019. From July 2011 to October 2013, Mr. Yuan served as a vice investment director at JD Capital. Mr. Yuan received his master’s degree in financial economics from Erasmus Universiteit Rotterdam in the Netherlands in 2008.

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

B.Compensation

For the fiscal year ended December 31, 2025, we paid an aggregate of approximately US$0.7 million in cash to our executive officers, and we did not pay any cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

2012 Stock Incentive Plan

In November 2012, we adopted the 2012 Stock Incentive Plan, as amended from time to time, or the 2012 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and advisors and promote the success of our business. The maximum aggregate number of our ordinary shares which may be issued pursuant to all awards under the 2012 Plan is 226,153,637 ordinary shares. As of March 31, 2026, awards to purchase 202,657,740 ordinary shares have been granted and outstanding, excluding awards that were forfeited or canceled after the relevant grant dates.

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

2018 Share Incentive Plan

In August 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, or the 2018 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued under the 2018 Plan shall initially be 63,916,634 Class A ordinary shares, plus an annual increase on the first day of each of the first five (5) complete fiscal years after the completion of our initial public offering in 2018 and during the term of this plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to 2.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting). As of March 31, 2026, awards to purchase 100,778,086 ordinary shares have been granted and outstanding, excluding awards that were forfeited or canceled after the relevant grant dates. The following paragraphs summarize the terms of the 2018 Plan.

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

The following table summarizes, as of March 31, 2026, the awards granted under our 2012 Plan and 2018 Plan to several of our directors and executive officers and to other individuals as a group, excluding awards that were forfeited or canceled after the relevant grant dates.

	Ordinary
	Shares
	Underlying
	Outstanding		Exercise
	Options or		Price		Date of
Name	RSUs		(US$/Share)	Date of Grant	Expiration
Karl Kan Zhang	10,000,000		0.0002	January 6, 2020	January 5, 2030
Susan Qiaoling Li	5,000,000		0.0002	January 6, 2020	January 5, 2030
Other individuals as a group	288,435,826	(1)	from 0.0002 to 0.1800
(1)	Including options and restricted shares units. With respect to the options, the exercise price is within the range from US$0.0002 to US$0.1800 per share.

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

Committees of the Board of Directors

As CooTek is not currently listed on any stock exchange, CooTek is not subject to any listing rules or listing standards. In May 2023, CooTek’s independent directors resigned from its board of directors and CooTek’s board of directors resolved to dissolve the audit committee, the compensation committee and the nominating and corporate governance committee. CooTek’s board of directors has assumed the functions and responsibilities of these committees since May 2023. There are no independent directors on CooTek’s board of directors as of the date of this annual report. For risks relating to CooTek’s current corporate governance practice, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs or Ordinary Shares—As CooTek is an exempted company incorporated in the Cayman Islands and not listed on any stock exchange, its corporate governance practices may differ significantly from those of companies incorporated in Delaware or other states in the United States or those of companies listed on a stock exchange, and these practices may afford less protection to shareholders.”

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

D.Employees

We had 106, 94 and 67 employees as of December 31, 2023, 2024 and 2025, respectively. The following table sets forth the breakdown of our employees by function as of December 31, 2025:

Function:	Number of Employees
Research and development	40
Sales and marketing	2
Operations	12
General and administrative	13
Total	67

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

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2026, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% of our total outstanding shares.

The calculations in the table below are based on 4,591,030,991 Class A ordinary shares (excluding treasury stocks and shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) and 246,224,465 Class B ordinary shares outstanding as of March 31, 2026.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2026, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
					% of
	Class A	Class B	Total	% of	Aggregate
	Ordinary	Ordinary	Ordinary	Beneficial	Voting
	Shares	Shares	Shares	Ownership	Power**
Directors and Executive Officers*
Karl Kan Zhang(1)	104,285,750	246,224,465	350,510,215	7.2	58.2
Susan Qiaoling Li(2)	220,624,465	—	220,624,465	4.6	2.1
Ye Yuan	—	—	—	—	—
All Directors and Executive Officers as a Group	324,910,215	246,224,465	571,134,680	11.8	60.2
Principal Shareholders:
HSG GF Holdco III-A, Ltd.(3)	555,204,772	—	555,204,772	11.5	5.2
Qiming Funds(4)	540,786,459	—	540,786,459	11.2	5.0
SIG China Investments Master Fund III, LLLP(5)	423,583,387	—	423,583,387	8.8	3.9
Kan’s Global CoolStuff Investment Inc.(1)(6)	—	246,224,465	246,224,465	5.1	57.3
*

Except as otherwise indicated below, the business address of our directors and executive officers is 7F, T3, Lane 360, Xinlong Road, Minhang District, Shanghai, 201101, China. The business address of Glen Qian Sun is Room 3006, Plaza 66 Tower 2, No.1266 Nanjing West Road, Shanghai, China.

**

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

(1)	Represents (i) 246,224,465 Class B ordinary shares held by Kan’s Global CoolStuff Investment Inc., a British Virgin Islands company, (ii) 94,285,750 Class A ordinary shares held by Karl Kan Zhang, and (iii) 10,000,000 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after the date of this annual report held by Karl Kan Zhang. Kan’s Global CoolStuff Investment Inc. is wholly owned by Kan’s Universe Investment Limited, a British Virgin Islands company, which is ultimately owned by Karl Kan Zhang. Mr. Zhang is the sole director of Kan’s Global CoolStuff Investment Inc. The registered office of Kan’s Global CoolStuff Investment Inc. is at Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(2)	Represents (i) 215,624,465 Class A ordinary shares held by LQL Global Innovation Investment Inc., a British Virgin Islands company, and (ii) 5,000,000 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after the date of this annual report held by Susan Qiaoling Li. LQL Global Innovation Investment Inc. is wholly owned by LQL International Limited, a British Virgin Islands company, which is ultimately owned by Susan Qiaoling Li. Ms. Li is the sole director of LQL Global Innovation Investment Inc. The registered office of LQL Global Innovation Investment Inc. is at Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(3)	Represents (i) 534,404,772 Class A ordinary shares and (ii) 20,800,000 Class A ordinary shares in the form of ADSs held by HSG GF Holdco III-A, Ltd., formerly known as Sequoia Capital China GF Holdco III-A, Ltd. and an exempted company with limited liability incorporated in the Cayman Islands. Information regarding beneficial ownership is reported as of December 31, 2018, based on the information contained in the Schedule 13G filed by Sequoia Capital China GF Holdco Ltd. with SEC on February 14, 2019. The sole shareholder of HSG GF Holdco III-A, Ltd. is HongShan Capital Growth Fund III, L.P., formerly known as Sequoia Capital China Growth Fund III, L.P. The general partner of HongShan Capital Growth Fund III, L.P. is HSG Growth III Management, L.P., formerly known as SC China Growth III Management, L.P., whose general partner is HSG Holding Limited, formerly known as SC China Holding Limited. HSG Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Mr. Neil Nanpeng Shen. The registered office of HSG GF Holdco III-A, Ltd. is at Cricket Square, Hutchins Drive P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.
(4)	Represents (i) 490,679,348 Class A ordinary shares held by Qiming Venture Partners II, L.P., a Cayman Islands exempted limited partnership; 42,966,564 Class A ordinary shares held by Qiming Venture Partners II-C, L.P., a Cayman Islands exempted limited partnership; and (ii) 7,140,547 Class A ordinary shares by Qiming Managing Directors Fund II, L.P., a Cayman Islands exempted limited partnership. Information regarding beneficial ownership is reported as of December 31, 2022, based on the information contained in the Schedule 13G/A filed by Qiming Corporate GP II, Ltd. with SEC on February 14, 2023. Qiming Venture Partners II, L.P., Qiming Venture Partners II-C, L.P., and Qiming Managing Directors Fund II, L.P. are collectively referred to as Qiming Funds. The general partner of both Qiming Venture Partners II, L.P. and Qiming Venture Partners II-C, L.P. is Qiming GP II, L.P., a Cayman Islands exempted limited partnership. The general partner of both Qiming Managing Directors Fund II, L.P. and Qiming GP II, L.P. is Qiming Corporate GP II, Ltd., a Cayman Islands exempted limited company. Duane Ziping Kuang, Gary Edward Rieschel and Robert Brian Headley each owns approximately 33.33% of Qiming Corporate GP II, Ltd. The registered office of Qiming Funds is at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(5)	Represents 423,583,387 Class A ordinary shares held by SIG China Investments Master Fund III, LLLP, a Delaware limited liability limited partnership. Information regarding beneficial ownership is reported as of December 31, 2020, based on the information contained in the Schedule 13G/A filed by SIG China Investments Master Fund III, LLLP, SIG Asia Investment, LLLP, and Heights Capital Management, Inc. with SEC on February 16, 2021. SIG Asia Investment, LLLP, a Delaware limited liability limited partnership, is the investment manager for SIG China Investments Master Fund III, LLLP pursuant to an investment management agreement, and as such, has discretionary authority to vote and dispose of the Class A ordinary shares. Heights Capital Management, Inc., a Delaware Corporation, is the investment manager for SIG Asia Investment, LLLP pursuant to an investment management agreement, and as such, has the discretionary to dispose and vote the Class A ordinary shares. Mr. Authur Dantchik, in his capacity as president of SIG Asia Investment, LLLP, and vice president of Heights Capital Management, Inc. may also be deemed to have investment discretion over the shares held by SIG China Investments Master Fund III, LLLP. Mr. Dantchik disclaims any such investment discretion or beneficiary ownership with respect to these shares. The registered office of SIG China Investments Master Fund III, LLLP is at One Commence Center, 1201 N. Orange Street, Suite 715, Wilmington, DE, USA.

(6)	Represents 246,224,465 Class B ordinary shares held by Kan’s Global CoolStuff Investment Inc., a British Virgin Islands company. Kan’s Global CoolStuff Investment Inc. is wholly owned by Kan’s Universe Investment Limited, a British Virgin Islands company, which is ultimately owned by Karl Kan Zhang. Mr. Zhang is the sole director of Kan’s Global CoolStuff Investment Inc. The registered office of Kan’s Global CoolStuff Investment Inc. is at Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2026, a total of 2,947,578,087 of our ordinary shares (including treasury stocks and shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) were held by three record holders in the United States. One of these holders is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 2,533,702,150 Class A ordinary shares (including treasury stocks and shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Related Party Transactions and Equity Nominee Arrangement

During the years ended December 31, 2024 and 2025, one of our executive officers provided unsecured, interest-free loan to us to support the working capital needs. The loan has been approved by the board of directors and has been made on terms and conditions, that is no less favorable to us than those available from unrelated third parties. The outstanding balances of this loan were $0.2 million and $0.4 million as of December 31, 2024 and 2025, respectively.

We hold 4% partnership interests in a privately-held investing company in limited partnership, which is held in the name of one of executive officers pursuant to an Equity Nominee Arrangement. As of December 31, 2025, the book value of the long-term investment was $0.3 million. The director does not have any economic interest in the partnership interests and holds them solely as a nominee for the benefit of us. We retains all rights to economic benefits, including rights to profit distribution and proceeds from any disposition of the partnership interests. The nominee arrangement is non-interest-bearing and does not involve any compensation to the executive officer. The executive officer does not have discretion to dispose of the partnership interests without authorization from us. The arrangement has been reviewed and approved by the board of directors in accordance with our related party transaction policies.

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

As of December 31, 2025, we remains in a pending legal proceeding initiated by a cloud services provider. The dispute centers on differing interpretations over the calculation of service fees, related preferential terms and the amount of alleged liquidated damages under the relevant service agreement, which the parties have failed to resolve through negotiation. As of the date of this annual report, no conclusive judicial decision has been made with respect to this lawsuit.

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

Our ADSs, each representing 650 Class A ordinary shares, have been quoted on the OTC Pink Limited Information under the symbol “CTKYY” after the NYSE suspended the trading of our ADSs on May 19, 2022. On April 2, 2025, the Depositary notified us of its resignation as depositary bank of our ADR program. The termination of the Deposit Agreement became effective on January 5, 2026, and as a result, our ADSs were delisted from the OTC Pink Limited Information on January 6, 2026.

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs have been quoted on the OTC Pink Limited Information under the symbol “CTKYY” after the NYSE suspended the trading of our ADSs on May 19, 2022. On April 2, 2025, the Depositary notified us of its resignation as depositary bank of our ADR program. The termination of the Deposit Agreement became effective on January 5, 2026, and as a result, our ADSs were delisted from the OTC Pink Limited Information Tier on January 6, 2026.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association, register of mortgages and charges and special resolutions of our shareholders). However, we will provide our shareholders with annual audited financial statements. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands.

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the United States Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our ADSs or ordinary shares (by vote or value), holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address the U.S. federal estate and gift tax, any minimum tax consequences, the Medicare tax on net investment income, or any state, local or non-U.S. tax considerations relating to the ownership or disposition of our ADSs or ordinary shares. Each U.S. Holder is urged to consult its tax advisor regarding the application of United States federal taxation to its particular circumstances, and the state, local, non-United States and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code or applicable United States Treasury Regulations.

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

Passive Foreign Investment Company Considerations

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. A non-United States corporation, such as our company, will be classified as a PFIC for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

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

We believe that we were a PFIC for our taxable year ended December 31, 2025. The determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis and will depend, in part, upon the composition of our income and assets and the value of our assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or future taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent decline in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and our assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025 and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or Class A ordinary shares under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any gain or loss will be capital gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in mainland China, such gain may be treated as PRC source gain under the Treaty. Pursuant to the United States Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the United States Treasury Regulations. As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025 and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or common shares under their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025 and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, our officers and directors are exempt from the short-swing rules contained in Section 16 of the Exchange Act, and our principal shareholders are exempt from the reporting and short-swing rules contained in Section 16 of the Exchange Act.

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

As of December 31, 2025, we had RMB-denominated cash, cash equivalents and restricted cash of RMB6.0 million, HKD-denominated cash, cash equivalents and restricted cash of HKD3.7 million, and U.S. dollars-denominated cash, cash equivalents and restricted cash of US$2.3 million. Assuming we had converted the U.S. dollars-denominated cash, cash equivalents and restricted cash of US$2.3 million into RMB at the exchange rate of US$1.00 for RMB6.9931 as of December 31, 2025, an 10% appreciation or depreciation of RMB against the U.S. dollars as of December 31, 2025, would result in a decrease or an increase of RMB1.6 million in our cash, cash equivalents and restricted cash, respectively. Assuming we had converted the HKD-denominated cash, cash equivalents and restricted cash of HKD3.7 million into RMB at the exchange rate of HKD1.00 for RMB0.8985 as of December 31, 2025, an 10% appreciation or depreciation of RMB against HKD as of December 31, 2025, would result in a decrease or an increase of RMB0.3 million in our cash, cash equivalents and restricted cash, respectively.

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

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

On April 2, 2025, the Depositary notified us of its resignation as depositary bank of our ADR program. Pursuant to the deposit agreement dated September 27, 2018, among the Depositary, the holders of ADSs, and us, as amended by Amendment No. 1 to the deposit agreement dated May 9, 2022 (the “Deposit Agreement”), we were required to use reasonable efforts to appoint a successor depositary within 90 days of receiving the notice of resignation. No successor depositary was appointed by the expiration of that 90-day period. Accordingly, the Depositary terminated the Deposit Agreement by mailing a notice of termination to all ADS holders at least 30 days prior to January 5, 2026, the effective date of termination (the “Termination Date”).

ADS holders have a period of at least six months following the Termination Date to surrender their ADSs for cancellation and take delivery of the underlying ordinary shares. Upon termination, holders of ADSs are entitled to voluntarily exchange their ADSs for the underlying ordinary shares; however, such exchange is not mandatory. Holders who do not timely surrender their ADSs for exchange may have their underlying ordinary shares sold by the Depositary and may receive only the net sale proceeds, after deduction of applicable fees, expenses, and taxes.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2025, we did not receive reimbursement from the depositary.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chairman of the board of directors, chief executive officer and our acting chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the exchange Act), under the supervision and with the participation of our chairman of the board of directors, chief executive officer and acting chief financial officer, our management conducted an assessment of the effectiveness of internal control over financial reporting as of December 31, 2025, based on the criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management determined that our internal control over financial reporting was effective as of December 31, 2025.

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

As of December 31, 2025, based on the measures implemented as described above, while we need to continue to improve our internal controls process, our management concluded the material weakness has been remediated while the significant deficiency remains as we are still in the process of completing our implementation of remediation measures. We are in the process of implementing remediation measures to remediate the significant deficiency. However, we cannot assure you that we will remediate our deficiencies in a timely manner.

As we are a “non-accelerated filer,” our independent registered public accounting firm were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2025. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.”

(d) Changes in Internal Control Over Financial Reporting

Other than as described above, there have been no changes in our company’s internal control over financial reporting during the period ended December 31, 2025 that have materially affected our company’s internal controls over financial reporting.

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below that are billed or made payable in connection with certain professional services rendered by Shandong Haoxin Certified Public Accountants Co., Ltd., or Shandong Haoxin, our principal external auditors, directly to us during the periods indicated.

	For the Year Ended
	December 31,
	2024	2025

	(in US$ thousands)
Audit fees (1)	137	134

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements. We paid or accrued audit fees of US$0.1 million related to Deloitte in 2023. We paid or accrued audit fees of US$0.1 million and US$0.1 million related to Shandong Haoxin in 2024 and 2025, respectively.

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

1.1

Seventh Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1, as amended, initially filed on August 16, 2018 (File No. 333-226867))

2.1

Specimen American Depositary Receipt of the Registrant (included in Exhibit 2.4) (incorporated by reference to Exhibit 2.1 from our annual report on Form 20-F (File No. 001-38665) filed with the SEC on April 26, 2023)

2.2

Specimen Certificate for Class A Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the SEC on August 16, 2018)

2.3

Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares dated September 27, 2018 (incorporated by reference to Exhibit 2.3 from our annual report on Form 20-F (File No. 001-38665) filed with the SEC on April 29, 2022)

2.4

Amendment No. 1 to the Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares dated May 9, 2022 (incorporated by reference to Exhibit 2.4 from our annual report on Form 20-F (File No. 001-38665) filed with the SEC on April 26, 2023)

2.5

Fifth Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated January 10, 2017 (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the SEC on August 16, 2018)

2.6

Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.6 from our annual report on Form 20-F (File No. 001-38665) filed with the SEC on April 26, 2023)

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

4.7

Executed form of equity pledge agreements among Shanghai Chule (CooTek) Information Technology Co., Ltd. and each shareholder of the VIEs, as currently in effect, and a schedule of all equity pledge agreement adopting the same form in respect of each of the VIEs (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F (File No. 001-38665) filed with the SEC on April 20, 2020)

4.8

Executed form of powers of attorney granted by each shareholder of the VIEs, as currently in effect, and a schedule of all powers of attorney adopting the same form in respect of each of the VIEs (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F (File No. 001-38665) filed with the SEC on April 20, 2020)

4.9

Executed form of loan agreement between Shanghai Chule (CooTek) Information Technology Co., Ltd. and each shareholder of the VIEs, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of each of the VIEs (incorporated by reference to Exhibit 4.9 from our annual report on Form 20-F (File No. 001-38665) filed with the SEC on April 20, 2020)

4.10

The form spouse consent letter signed by each spouse of the shareholders of the VIEs, as currently in effect (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (File No. 001-38665) filed with the SEC on April 20, 2020)

4.11

Series D-1 Preferred Share Purchase Agreement between the Registrant and other parties dated January 10, 2017 (incorporated by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the SEC on August 16, 2018)

4.12

The form of audience network terms between Facebook, Inc. and Facebook Ireland Limited and us (incorporated by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the SEC on August 16, 2018)

4.13

The form of Google DoubleClick Platform Services Terms and Conditions between Google Inc. and us (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the SEC on August 16, 2018)

4.14

The form of Google AdSense Online Terms of Service between Google Inc. and us (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the SEC on August 16, 2018)

4.15

The form of Chuan Shan Jia Distribution Cooperation Agreement signed by certain VIEs and a schedule of all executed Chuan Shan Jia Distribution Cooperation Agreements adopting the same form in respect of each of these VIEs (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (File No. 001-38665), filed with the SEC on April 26, 2021)

4.16

Securities Purchase Agreement between the Registrant and Mercer Street Global Opportunity Fund LLC, dated August 16, 2021 (incorporated by reference to Exhibit 10.1 from our Form 6-K (File No. 001-38665), filed on August 16, 2021)

4.17

The form of AppLovin Terms of Use Agreement between AppLovin Corporation and the Registrant (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (File No. 001-38665), filed with the SEC on April 30, 2024)

8.1*	List of Principal Subsidiaries and Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-226867), as amended, initially filed with the SEC on August 16, 2018)

11.2

Amended and Restated Statement of Policies Governing Material Non-Public Information and The Prevention Of Insider Trading of the Registrant (incorporated by reference to Exhibit 11.2 from our annual report on Form 20-F (File No. 001-38665) filed with the SEC on April 30, 2025)

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

Date: April 27, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of CooTek (Cayman) Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of CooTek (Cayman) Inc., its subsidiaries and its consolidated variable interest entities (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Explanatory Paragraph—Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the financial statements, facts and circumstances include accumulated losses from operations, negative cash flows from operating activities and negative working capital as of December 31, 2025. These adverse conditions indicate that there is substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the board of directors and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

◾	Estimate of Consumption Rate of Consumable Virtual Items for Recognition of In-App Purchase Revenue

Description of the Matter

As described in Note 2(n) to the consolidated financial statements, revenue for consumable virtual items purchased by users is recognized as such items are consumed. Management estimates the consumption rate of virtual items for each application based on an analysis of users’ historical purchasing and consumption behavior.

The principal considerations for our determination that the estimated consumption rate of consumable virtual items for recognition of in-app purchase revenue is a critical audit matter are the significant judgment made by management in estimating the consumption period of paying users. This, in turn, led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating the reasonableness of the significant assumptions used by management.

How We Addressed the Matter in Our Audit

Addressing this matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others: (i) with the assistance of IT specialists, obtaining an understanding of internal controls over the recognition of in-app purchase revenue; (ii) evaluating the appropriateness of the methodologies used by management; (iii) performing analysis of user recharge and consumption trends to assess the reasonableness of the estimated consumption rates; (iv) testing the completeness and accuracy of underlying data used in management’s development of the estimates; and (v) testing the mathematical accuracy of the calculations.

/s/ Shandong Haoxin Certified Public Accountants Co., Ltd.

We have served as the Company’s auditor since 2022.

Weifang, the People’s Republic of China

April 27, 2026

COOTEK (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2024	2025
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		4,119,090	3,492,812
Restricted cash	2(f)	40,200	93,972
Accounts receivable, net of allowance for credit losses of US$89,130 and US$49,916 as of December 31, 2024 and 2025, respectively	3	2,860,537	1,802,899
Prepaid expenses and other current assets	4	1,449,369	712,696
Total current assets		8,469,196	6,102,379
Property and equipment, net	5	50,152	78,954
Operating lease right-of-use assets	2(r)	176,718	292,070
Long-term investments	7	253,443	259,197
Other non-current assets		35,534	123,223
TOTAL ASSETS		8,985,043	6,855,823
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities (including amounts of the consolidated VIEs without recourse to the Company. See Note 2(b)):
Accounts payable		3,460,424	2,186,068
Short-term borrowings	8	2,504,034	2,062,941
Accrued salary and benefits		776,118	585,898
Operating lease liabilities, current	2(r)	162,589	137,339
Accrued expenses and other current liabilities	9	1,196,334	1,177,992
Deferred revenue		1,002,579	697,666
Total current liabilities		9,102,078	6,847,904
Operating lease liabilities, non-current	2(r)	—	156,108
TOTAL LIABILITIES		9,102,078	7,004,012
Commitments and contingencies	18
Shareholders’ deficit:
Class A ordinary shares (US$0.00001 par value; 13,750,000,000 shares authorized as of December 31, 2024 and 2025; 4,591,030,991 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	13	45,910	45,910
Class B ordinary shares (US$0.00001 par value; 250,000,000 shares authorized; 246,224,465 shares issued and outstanding as of December 31, 2024 and 2025)	13	2,462	2,462
Additional paid-in capital		218,379,858	218,417,583
Accumulated deficit		(216,859,796)	(216,937,975)
Accumulated other comprehensive loss		(1,685,469)	(1,676,169)
Total shareholders’ deficit		(117,035)	(148,189)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		8,985,043	6,855,823

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the years ended
		December 31,
	Note	2023	2024	2025
		US$	US$	US$
Net revenues	2(n)
In-app purchase revenues		6,470,995	19,510,797	14,064,545
Advertising revenue		22,822,094	8,760,291	6,605,671
Other revenues		2,683,179	2,047,728	1,042,504
Total net revenues		31,976,268	30,318,816	21,712,720
Cost of revenues (including share-based compensation expense of US$21,434, US$20,456 and US$8,160 in 2023, 2024 and 2025, respectively)		(6,035,768)	(8,762,910)	(6,472,133)
Gross profit		25,940,500	21,555,906	15,240,587
Operating expenses:
General and administrative expenses (including share-based compensation expense of US$512,837, US$53,290 and US$5,532 in 2023, 2024 and 2025, respectively)		(4,384,720)	(2,990,392)	(2,253,979)
Research and development expenses (including share-based compensation expense of US$180,355, US$60,297 and US$24,033 in 2023, 2024 and 2025, respectively)		(7,210,687)	(3,818,394)	(3,530,046)
Sales and marketing expenses (including share-based compensation expense of US$(10,061), US$517 and nil in 2023, 2024 and 2025, respectively)		(17,674,610)	(15,056,063)	(9,778,603)
Other operating income, net	11	793,685	462,284	283,252
Total operating expenses		(28,476,332)	(21,402,565)	(15,279,376)
(Loss) income from operations		(2,535,832)	153,341	(38,789)
Interest (expenses) income, net		(28,443)	(65,742)	(30,911)
Foreign exchange (loss) gain, net		(10,829)	(15,034)	(5,628)
Income (loss) before income taxes		(2,575,104)	72,565	(75,328)
Income tax expenses	12	(20,837)	(8,996)	(2,851)
Net (loss) income		(2,595,941)	63,569	(78,179)
Net (loss) income attributable to ordinary shareholders		(2,595,941)	63,569	(78,179)
Net (loss) income per ordinary share:	16
Basic		(0.0005)	0.00001	(0.00002)
Diluted		(0.0005)	0.00001	(0.00002)
Net (loss) income per American Depositary Shares (“ADS”) (each of ADS represents 650 Class A ordinary shares):
Basic		(0.35)	0.01	(0.01)
Diluted		(0.35)	0.01	(0.01)
Weighted average shares used in calculating net loss per ordinary share:
Basic		4,837,255,456	4,837,255,456	4,837,255,456
Diluted		4,837,255,456	4,858,518,429	4,837,255,456

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the years ended
	December 31,
	2023	2024	2025
	US$	US$	US$
Net (loss) income	(2,595,941)	63,569	(78,179)
Other comprehensive (loss) income
Foreign currency translation adjustments, net of tax of nil	370,885	74,491	9,300
Comprehensive (loss) income attributable to CooTek (Cayman) Inc.	(2,225,056)	138,060	(68,879)
Deemed dividend in relation to convertible note (see Note 10)	—	—	—
Total comprehensive (loss) income attributable to ordinary shares of CooTek (Cayman) Inc.	(2,225,056)	138,060	(68,879)

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

									Accumulated
							Additional		other	Total
	Class A		Class B				paid-in	Accumulated	comprehensive	shareholders’
	Ordinary shares		Ordinary shares		Treasury Shares		capital	deficit	(loss) income	equity (deficit)
	Shares	US$	Shares	US$	Shares	US$	US$	US$	US$	US$

Balance at January 1, 2023	4,591,030,991	45,910	246,224,465	2,462	—	—	217,540,733	(214,327,424)	(2,130,845)	1,130,836
Net Loss	—	—	—	—	—	—	—	(2,595,941)	—	(2,595,941)
Share-based compensation	—	—	—	—	—	—	704,565	—	—	704,565
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	370,885	370,885
Balance at December 31, 2023	4,591,030,991	45,910	246,224,465	2,462	—	—	218,245,298	(216,923,365)	(1,759,960)	(389,655)
Net Income	—	—	—	—	—	—	—	63,569	—	63,569
Share-based compensation	—	—	—	—	—	—	134,560	—	—	134,560
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	74,491	74,491
Balance at December 31, 2024	4,591,030,991	45,910	246,224,465	2,462	—	—	218,379,858	(216,859,796)	(1,685,469)	(117,035)
Net Loss	—	—	—	—	—	—	—	(78,179)	—	(78,179)
Share-based compensation	—	—	—	—	—	—	37,725	—	—	37,725
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	9,300	9,300
Balance at December 31, 2025	4,591,030,991	45,910	246,224,465	2,462	—	—	218,417,583	(216,937,975)	(1,676,169)	(148,189)

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Cash flows from operating activities:
Net (loss) income	(2,595,941)	63,569	(78,179)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	379,539	50,635	22,321
Provision (reversal) for credit losses	(90,526)	47,801	294,579
Share-based compensation expense	704,565	134,560	37,725
Amortization of issuance cost and debt discounts related to convertible notes	51,797	—	—
Gain on disposal of property and equipment	(386,915)	(24,985)	(14,421)
Noncash lease expense	298,002	288,393	259,375
Changes in assets and liabilities:
Accounts receivable	2,687,831	(575,624)	1,097,577
Prepaid expenses and other current assets	1,090,622	1,909,177	439,898
Other non-current assets	(106,459)	163,909	(87,515)
Accounts payable	(3,613,124)	(1,046,189)	(1,209,937)
Accrued salary and benefits	(2,831,392)	(357,485)	(201,368)
Accrued expenses and other current liabilities	(2,175,269)	(914,964)	(88,473)
Operating lease liabilities	(322,991)	(311,306)	(243,548)
Deferred revenue	485,700	359,042	(305,323)
Other non-current liabilities	(136,118)	(73,319)	—
Net cash used in operating activities	(6,560,679)	(286,786)	(77,289)
Cash flows from investing activities:
Purchases of property and equipment and intangible assets	(76,458)	—	(60,280)
Proceeds from disposal of property and equipment	1,022,200	30,002	15,138
Proceeds from reclaim of short-term investments	—	50,074	—
Proceeds from reclaim of long-term investments	14,314	809	—
Net cash provided by (used in) investing activities	960,056	80,885	(45,142)
Cash flows from financing activities:
Proceeds from short-term borrowings	1,422,613	2,536,290	2,017,682
Repayment of short-term borrowings	(1,573,396)	(704,220)	(2,507,365)
Proceeds from issuance of ordinary shares upon exercise of options	—	—	—
Repayment of convertible notes	(1,806,453)	—	—
Net cash (used in) provided by financing activities	(1,957,236)	1,832,070	(489,683)
Net (decrease) increase in cash, cash equivalents, and restricted cash	(7,557,859)	1,626,169	(612,114)
Cash, cash equivalents, and restricted cash at beginning of year	9,785,131	2,476,571	4,159,290
Effect of exchange rate changes on cash, cash equivalents and restricted cash	249,299	56,550	39,608
Cash, cash equivalents, and restricted cash at end of year	2,476,571	4,159,290	3,586,784
Supplemental disclosure of cash flow information:
Income taxes paid	26,736	8,996	2,851
Interest paid	86,893	73,295	46,910
Cash paid for amounts included in the measurement of operating lease liabilities	409,100	351,581	289,201
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	—	—	370,715
Supplemental disclosure of noncash investing and financing activities:
Purchases of property and equipment included in payables	—	—	—
Reconciliation in amounts on consolidated balance sheets:
Cash and cash equivalents	2,436,369	4,119,090	3,492,812
Restricted cash	40,202	40,200	93,972
Total cash, cash equivalents, and restricted cash	2,476,571	4,159,290	3,586,784

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

The Group’s revenue declined from US$32.0 million in 2023 to US$30.3 million in 2024 and further to US$21.7 million in 2025. The Group incurred negative cash flows from operating activities of US$0.1 million in 2025. The Group incurred a deficit in working capital of US$0.7 million and an accumulated deficit of US$216.9 million as of December 31, 2025.

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

	As of December 31,
	2024	2025
	US$	US$
ASSETS
Cash and cash equivalents	947,586	582,328
Restricted cash	200	205
Accounts receivable, net	63,482	64,899
Prepaid expense and other assets	1,001,666	658,004
Long-term investments	—	—
Property and equipment, net	—	45,220
Operating lease right-of-use assets	49,446	165,651
Other non-current assets	—	39,592
Total Assets	2,062,380	1,555,899
LIABILITIES
Accounts payable	769,037	82,242
Short-term borrowings	—	2,062,941
Accrued salary and benefits	49,609	37,169
Accrued expenses and other current liabilities	416,983	226,214
Deferred revenue	9,013	1,700
Operating lease liabilities, current	45,492	77,893
Operating lease liabilities, non-current	—	88,538
Total Liabilities	1,290,134	2,576,697

	For the years ended
	December 31,
	2023	2024	2025
	US$	US$	US$
Net revenues	5,752,574	1,865,207	813,477
Income from operations	93,144	417,363	355,195
Net income	59,026	417,850	313,806
Net cash (used in) provided by operating activities	(2,990,648)	(3,549,178)	104,283
Net cash provided by (used in) investing activities	273,659	—	(55,524)
Net cash (used in) provided by financing activities	(1,948,205)	2,727,532	1,449,141

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

Revenues of VIEs included in the consolidated financial statements mainly include revenue through licensing of online literature works and advertising services. The VIEs contributed 18%, 6% and 4% of the Group’s consolidated net revenues for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2024 and 2025, the VIEs accounted for an aggregate of 23% and 23% respectively, of the consolidated total assets, and 14% and 37% respectively, of the consolidated total liabilities.

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

The Group believes that there are no assets held in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and the PRC statutory reserves. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 21 for disclosure of restricted net assets.

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

The Group measures equity method investments at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques using the best information available, and may include future performance projections, discount rate and other assumptions that are significant to the measurements of fair value. An impairment charge to these investments is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. During the years ended December 31, 2023, 2024 and 2025, the Group did not recognize any impairment loss of equity method investments.

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

For investments classified as held-to-maturity securities, the Group evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Group’s policy and ASC 320. The other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the investment’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. No impairment losses in relation to its short-term investments were recorded for the years ended December 31, 2023, 2024 and 2025.

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

During the years ended December 31, 2023, 2024 and 2025, the Group did not recognize any impairment loss to write down the long-term investments.

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

(l)           Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Factors considered important that could result in an impairment review include, but are not limited to, significant under-performance relative to historical or planned operating results, significant changes in the manner of use or expected life of the assets or significant changes in business strategies. An impairment analysis is performed at the lowest level of identifiable cash flows for an asset or asset group based on valuation techniques such as discounted cash flow analysis. An impairment charge is recognized when the estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset, if any, are less than the carrying value of the asset net of other liabilities. The estimation of future cash flows requires significant management judgment and actual results may differ from estimated amounts. No impairment was recognized for the years ended December 31, 2023, 2024 and 2025.

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

For the years ended December 31, 2023, 2024 and 2025, the Company recognized in-app purchase revenue of US$6.5 million, US$19.5 million and US$14.1 million, respectively. Online literature contributed approximately 75.8%, 96.9% and 95.0% of in-app purchase revenue in 2023, 2024 and 2025 respectively. Meanwhile, mobile games contributed approximately 24.2%, 3.1% and 5.0% of in-app purchase revenue in 2023, 2024 and 2025 respectively.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(n)         Revenue Recognition (Continued)

Mobile Advertising

The Group generates a significant portion of its revenue through mobile advertising and recognizes the revenue according to ASC Topic 606. The Group provides advertising services to customers for promotion of their brands and products through its pan-entertainment mobile applications, including online literature applications and mobile games. Online literature contributed approximately 47.3%, 63.2% and 62.3% of its advertising revenue in 2023, 2024 and 2025 respectively. Meanwhile, mobile games contributed approximately 48.6%, 31.2% and 35.7% of its advertising revenue in 2023, 2024 and 2025 respectively.

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

Sales Incentives

The Group provides sales incentives to certain customers in the form of sales rebates which entitle them to receive reductions in the price. The Group accounts for these incentives granted to customers as variable consideration and records it as reduction of revenue. The amount of variable consideration is measured based on the most likely amount of incentives to be. The Group recorded no rebates for the years ended December 31, 2023, 2024, and 2025.

Disaggregation of Revenue

In the following table, revenue is disaggregated by revenue streams and geographic location of customers’ headquarters.

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Revenue:
In-app purchase revenues	6,470,995	19,510,797	14,064,545
Advertising revenue	22,822,094	8,760,291	6,605,671
Other revenues	2,683,179	2,047,728	1,042,504
Total	31,976,268	30,318,816	21,712,720

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(n)         Revenue Recognition (Continued)

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
PRC	11,656,321	3,171,639	1,161,572
USA	17,373,071	26,038,523	19,841,872
Others	2,946,876	1,108,654	709,276
Total	31,976,268	30,318,816	21,712,720

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

Due to the generally short-term duration of the Group’s contracts, majority of the performance obligations are satisfied in one year. The movements of the Group’s accounts receivable and deferred revenue are as follows:

	Accounts Receivable	Deferred Revenue
	US$	US$
Opening Balance as of January 1, 2024	2,334,607	643,997
(Decrease) increase, net	525,930	358,582
Ending Balance as of December 31, 2024	2,860,537	1,002,579
(Decrease) increase, net	(1,057,638)	(304,913)
Ending Balance as of December 31, 2025	1,802,899	697,666

Revenue amounted US$0.6 million and US$1.0 million were recognized in the years ended December 31, 2024 and 2025, respectively, which were included in the balance of deferred revenue at the beginning of each year.

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

Expenditures incurred during the research phase are expensed as incurred and no research and development expenses were capitalized as of December 31, 2023, 2024 and 2025.

(q)          Sales and Marketing Expenses

Sales and marketing expenses primarily consist of advertising and promotion expenses, expenses incurred for the user incentive programs, and salaries and benefits of sales and marketing personnel. Advertising and promotion expenses which mainly include user acquisition costs that represent payment to the third parties for online user acquisition of the Group’s products via social media and demand-side platforms amounted to US$17.4 million, US$15.0 million and US$9.6 million for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The Group incurred operating lease costs amounting to US$307,026 and US$271,257 (excluding US$22,338 and US$33,770 for short-term leases not capitalized as ROU assets for the year ended December 31, 2024 and 2025) for the years ended December 31 2024 and 2025, respectively. Cash payments against operating lease liabilities were US$351,581 and US$289,201 for the year ended December 31, 2024 and 2025.

As of December 31, 2025, Group’s operating leases had a weighted average remaining lease term of 2.4 years and a weighted average discount rate of 4.75%. Future lease payments under operating leases as of December 31, 2025 were as follows:

As of December 31,
2025
US$
2025	309,699
Total lease payment	309,699
Less: imputed interest	(16,252)
Total lease liability balance	293,447
Less: Operating lease liabilities, current	(137,339)
Long-term operating lease liabilities	156,108

As of December 31, 2025, the future minimum lease payments under the Group’s non-cancelable operating lease agreements based on ASC 840 are as follows:

As of December 31,
2025
US$
2026	170,114
2027	148,655
2028	12,388
Total lease commitment	331,157

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

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(t)           Income Taxes (Continued)

The actual benefits that are ultimately realized may differ from estimates. As each audit is concluded, adjustments, if any, are recorded in the financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2023,2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions.

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

The following customers accounted for 10% or more of revenue:

	For the years ended
	December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
Company A	4,862,217	15.21%	*	*	2,876,424	13.25%
Company B	4,453,331	13.93%	12,626,521	41.65%	8,959,954	41.27%
Company C	3,628,882	11.35%	*	*	*	*
Company D	*	*	6,801,056	22.43%	5,076,916	23.38%

*   Less than 10%.

The following customers accounted for 10% or more of accounts receivable:

	As of December 31,
	2024		2025
	US$	%	US$	%
Company A	*	*	192,954	10.70%
Company B	1,311,926	45.86%	866,305	48.05%
Company D	393,620	13.76%	339,680	18.84%
Company E	307,987	10.77%	*	*

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

2.Summary of Significant Accounting Policies (Continued)

(y)          Concentration and risks (Continued)

Concentration of Vendors

The Group uses certain vendors to acquire users and those cost are recorded as sales and marketing expenses. Vendors accounted for 10% or more are listed as below:

	For the years ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
Company A	8,345,027	47.21%	4,993,977	33.17%	5,799,815	59.31%
Company F	3,349,826	18.95%	8,497,678	56.44%	2,763,155	28.26%
Company G	2,098,906	11.88%	*	*	*	*

*   Less than 10%.

The following vendors accounted for 10% or more of accounts payable:

	As of December 31,
	2024		2025
	US$	%	US$	%
Company A	859,102	24.83%	703,870	32.20%
Company F	1,370,430	39.60%	562,871	25.75%
Company H	390,553	11.29%	399,421	18.27%

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

Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange in the PRC, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents and restricted cash denominated in RMB amounted to RMB8,440,580 (amounted to US$1,174,195) and RMB5,977,061 (amounted to US$850,367) as of December 31, 2024 and 2025, respectively.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.Summary of Significant Accounting Policies (Continued)

(z)          Recent Accounting Pronouncements

New accounting pronouncements recently adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topics 740): Improvements to Income Tax Disclosures, which requires to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. The ASU is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Group’s adoption of this standard did not have a material impact on its consolidated financial statements.

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

Financial Instruments - Credit Losses (Topic 326). In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments - Credit Losses (Topic 326). ASU No. 2025-05 provides all entities with a practical expedient and entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The guidance is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements

3.Accounts Receivable, net

Accounts receivable, net, consisted of the following:

	As of December 31,
	2023	2024	2025
	US$	US$	US$
Accounts receivable	2,378,341	2,949,667	1,852,815
Allowance for credit losses:
Balance at beginning of the year	(159,414)	(43,734)	(89,130)
(Additions) reversal provisions	90,526	(47,801)	39,476
Write-off	22,922	2,249	—
Foreign exchange effect	2,232	156	(262)
Balance at end of the year	(43,734)	(89,130)	(49,916)
Accounts receivable, net	2,334,607	2,860,537	1,802,899

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the followings:

	As of December 31,
	2024	2025
	US$	US$
Value added tax recoverable	981,320	663,734
Other receivables	389,098	23,892
Advance to suppliers	24,731	12,677
Others	54,220	12,393
Prepaid expenses and other current assets	1,449,369	712,696

5.Property and Equipment, net

Property and equipment, net, consisted of the followings:

	As of December 31,
	2024	2025
	US$	US$
Electronic equipment	4,059,521	1,755,974
Office equipment and furniture	78,333	84,294
Motor vehicles	60,039	61,403
Leasehold improvements	802,537	51,397
Total	5,000,430	1,953,068
Less: Accumulated depreciation	(4,950,278)	(1,874,114)
Property and equipment, net	50,152	78,954

For the years ended December 31, 2023, 2024 and 2025, depreciation expenses were US$306,388, US$35,046 and US$22,321, respectively.

6.Intangible Assets, net

Intangible assets, net consisted of the following:

	As of December 31,
	2024	2025
	US$	US$
Purchased software	534,428	461,269
Less: Accumulated amortization	(534,428)	(461,269)
Intangible Assets, net	—	—

Amortization expense of intangible assets for the years ended December 31, 2023, 2024 and 2025 amounted to US$73,151, US$15,589 and nil, respectively. Estimated amortization expenses of the existing intangible assets for each of the five years ending December 31, 2030, and thereafter are expected to be nil.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.Long-term Investments

In April 2020, the Group partnered with an unrelated third-party investor to form a privately-held investing company in limited partnership, of which the Group holds 4% equity interest. The business is to invest enterprises in high-tech industries. The Group measures its equity securities without a readily determinable fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Group reclaimed US$0.01 million and US$0.001 million from this investment for the years ended December 31, 2023 and 2024, respectively. No impairment was recognized for the years ended December 31, 2024 and 2025.

In January 2022, the Group acquired 17.6% equity interests in a privately-held company for cash consideration of US$0.06 million, which the Group plans to hold for long term investment purpose. The Group accounts for equity investment in entities with significant influence but does not own a majority equity interest or otherwise control under equity-method accounting. The Group records equity method adjustments in share of profits and losses and continually reviews equity method investments to determine whether a decline in fair value to below the carrying value is other-than-temporary. The Group recognized a share of loss in equity method investment of US$0.06 million for the year ended December 31, 2022. In 2023, the Group fully withdrew the investment due to the invested company’s reduction of capital.

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

In April 2023, the Group entered into a credit facility agreement with a commercial bank under which the Group can draw down up to US$0.7 million by April 2024 with interest rate of 4.15%. Shanghai Administration Center of Policy Financing Guarantee Funds for Small and Medium-sized Enterprises and Karl Kan Zhang provided joint and several guarantees. In 2023, the Group has drawn down the credit facility of US$0.7 million and and fully repaid the amount by the end of December 2024.

In January 2024, the Group entered into a credit facility agreement with a commercial bank under which the Group can draw down up to US$2.5 million guaranteed by founder’s assets. The interest rate for the agreement is LPR minus 0.25%. In 2024, the Group has drawn down the credit facility of US$2.5 million and fully repaid the amount in January 2025.

In February 2025, the Group entered into a credit facility agreement with a commercial bank under which the Group can draw down up to US$2.0 million by January 2028, with interest rate of 2.88%. Each draw down under the facility has a loan term of 12 months from the date of disbursement. In 2025, the Group has drawn down the credit facility of US$2.0 million and has made no repayment as of December 31, 2025.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2024	2025
	US$	US$
Other tax payables (Note 1)	28,957	4,582
Accruals for user incentive programs	140,806	62,930
Accrued expenses (Note 2)	643,389	749,750
Accrued loss contingencies relating litigation and asserted claims	258,619	309,013
Others	124,563	51,717
Total	1,196,334	1,177,992

Note 1: Other tax payables mainly consisted of value-added tax payable and other taxes such as individual income tax and stamp duty tax.

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

11.Other Operating Income (Loss), net

	For the year ended December 31,
	2023	2024	2025
	US$	US$	US$
Government subsidies	418,717	331,484	74,643
Provision of contingent losses	(35,228)	(14,078)	(42,830)
Gain on disposal of property and equipment	386,915	24,985	14,421
Reversal of previously accrued expenses	—	91,317	218,673
Others	23,281	28,576	18,345
Total	793,685	462,284	283,252

Other operating income, net for the year ended December 31, 2025, primarily consisted of reversal of previously accrued expenses and government subsidies.

12.Income Taxes Expenses

For the years ended December 31, 2023, 2024 and 2025, income tax expenses were US$20,837, US$8,996 and US$2,851, respectively.

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

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries and VIEs incorporated in the PRC are subject to statutory rate of 25% with the exception of Chu Le. Chu Le is a foreign-invested enterprise established in June, 2012 located in Shanghai, China. Chu Le obtained the High and New Technology Enterprise (“HNTE”) certificate in 2020, valid for a period of 3 years from 2020 to 2022. Chu Le renewed the HNTE certificate in 2023, valid for a period of 3 years from 2023 to 2025. For the years ended December 31, 2024 and 2025, Chu Le was eligible for a preferential tax rate of 15%.

Income (loss) before income taxes consisted of:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
PRC	(1,557,411)	(983,763)	181,485
HK	1,720,901	4,417,801	(1,405,910)
US	(651,647)	(2,950,451)	(307,432)
Cayman	(2,086,947)	(411,022)	1,456,529
Total	(2,575,104)	72,565	(75,328)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group has no deferred tax liabilities. The Group’s deferred tax assets were as follows:

	As of December 31,
	2023	2024	2025
	US$	US$	US$
Deferred tax assets:
Net operating loss carry-forward	28,450,558	29,352,277	30,577,279
Accrued expenses	255,809	515,210	109,816
Advertising fees	16,846,785	16,187,234	16,179,063
Deferred subsidies and revenue	62,009	289,263	289,712
Provision for doubtful accounts	347,903	478,170	566,200
Depreciation difference of property, plant and equipment	514,635	504,667	494,698
Impairment loss	155,953	153,436	153,546
Total deferred tax assets	46,633,652	47,480,257	48,370,314
Valuation allowance on deferred tax assets	(46,633,652)	(47,480,257)	(48,370,314)
Net deferred tax assets	—	—	—

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.Income Taxes Expenses (Continued)

As of December 31, 2025, the PRC companies had tax loss carry forwards amounted to US$55,490,670, of which US$9,788,037, US$10,819,024, US$5,494,757, US$1,180,190, US$1,253,457 and US$26,955,205 will expire in 2026, 2027, 2028,2029, 2030 and thereafter, respectively. As of December 31, 2025, the companies incorporated in Hong Kong and USA had tax loss carry forwards of US$33,546,621 and US$40,167,909, which can be offset taxable loss in the future without any time restriction.

The Group operates its business through its subsidiaries and VIEs. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2023, 2024 and 2025, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not.

The changes in valuation allowance were as follows:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Balance at the beginning of the year	40,330,804	46,633,652	47,480,257
Movement	6,305,253	1,233,292	1,123,504
Tax loss carry forwards expired	(2,405)	(386,687)	(233,447)
Balance at the end of the year	46,633,652	47,480,257	48,370,314

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

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million, equivalent to US$ 13,700, is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to the calendar year of 2025, the Group is subject to examination of the PRC tax authorities.

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

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.Income Taxes Expenses (Continued)

Aggregate accumulated deficit of the Group’s subsidiaries and VIEs located in the PRC was approximately US$95,168,175, US$96,155,284 and US$95,973,799 as of December 31, 2023, 2024 and 2025, respectively. Aggregate accumulated deficit of the Group’s subsidiaries located in Hong Kong was approximately US$22,043,369, US$18,334,776 and US$19,329,913 as of December 31, 2023, 2024 and 2025, respectively. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Group as of December 31, 2023, 2024 and 2025.

Reconciliations of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the years ended December 31,
	2023	2024
Statutory income tax rate	25%	25%
Valuation allowance	(96)%	2,508%
Additional tax deduction	47%	(1,099)%
Effect of different tax rate of subsidiary operation in other jurisdiction	(12)%	(1,401)%
Non-Deductible expense	36%	(21)%
Effective tax rate	—	12%

	For the years ended December 31,
	2025
	US$	%
Income tax expense at PRC statutory rate	(18,832)	25%
Foreign Tax Effects
Cayman Islands
Statutory tax rate difference between PRC and other jurisdiction	(364,132)	484%
Hong Kong
Statutory tax rate difference between PRC and other jurisdiction	(7,070)	9%
Non-taxable income	(126,572)	168%
USA
Statutory tax rate difference between PRC and other jurisdiction	5,187	(7)%
Valuation allowance	846,506	(1,124)%
Additional tax deduction	(679,494)	902%
Non-Deductible expense	347,258	(461)%
Income tax expense	2,851	(4)%

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

No Class A ordinary shares were issued during the years ended December 31, 2024 and 2025.

14.Treasury Shares

Treasury shares represent shares repurchased by the Group that are no longer outstanding and are held by the Group. No shares were repurchased during the years ended December 31, 2023, 2024 and 2025.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

The Group uses the binomial option pricing model and the following assumptions to estimate the fair value of the options at the date of granted. No options were granted during the years ended December 31, 2024 and 2025.

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

A summary of the aggregate option activity and information regarding options outstanding as of December 31, 2025 is as follows:

			Weighted
		Weighted	average
		average	remaining	Aggregate	Weighted
	Number of	exercise	contractual	intrinsic	average grant
	options	price	term	value	date fair value
		US$		US$	US$
Outstanding on January 1, 2025	223,648,753	0.03	2.64	—	0.05
Granted	—
Forfeited	(125,000)	0.0002			0.03
Exercised	—
Outstanding on December 31, 2025	223,523,753	0.03	2.02	—	0.05
Options exercisable on December 31, 2025	223,523,753	0.03	2.02	—	0.05
Vested or expected to vest as of December 31, 2025	223,523,753	0.03	2.02	—	0.05

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.Share-based Compensation (Continued)

Share Options (Continued)

The weighted average grant date fair values of options granted during the year ended December 31, 2022 were US$0.01, respectively. No options were granted during the years ended December 31, 2024 and 2025.

For the year ended December 31, 2022, 2,097,750 of options were exercised with an aggregate intrinsic value of US$145. For the years ended December 31, 2024 and 2025, no options were exercised.

For the years ended December 31, 2023, 2024 and 2025, the Group recognized share-based compensation expense of US$704,462, US$134,560 and US$37,725, respectively. As of December 31, 2025, there was no unrecognized compensation cost related to non-vested stock options.

Restricted Share Units

In 2023, 2024 and 2025, the Group granted no Restricted Share Units (“RSUs”). The RSUs have a contractual term of ten years and vest 25% on each anniversary over four years from the grant date. The vesting of these RSUs is conditioned on continued employment. Compensation expense based on fair value is amortized over the requisite service period of award using the straight line vesting attribution method.

A summary of the RSUs activity for the year ended December 31, 2025 is as follows:

	Number of restricted	Weighted average grant date
	shares	fair value
		US$
Unvested restricted shares outstanding at January 1, 2025	21,262,973	0.21
Granted	—	—
Vested	—	—
Forfeited	—	—
Unvested restricted shares outstanding at December 31, 2025	21,262,973	0.21
Expected to vest at December 31, 2025	21,262,973	0.21

The share-based compensation expense related to RSUs of US$103, nil and nil were recognized by the Group for the years ended December 31, 2023, 2024 and 2025, respectively.

As of December 31, 2025, there was no unrecognized compensation costs, net of actual forfeitures, related to unvested restricted shares.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.Net (loss) income per Ordinary Share

Net (loss) income per ordinary share was computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended December 31, 2023, 2024 and 2025:

	For the years ended
	December 31,
	2023	2024	2025
	US$	US$	US$
Numerator:
Net income (loss) — basic and diluted	(2,595,941)	63,569	(78,179)
Deemed dividend in relation to the convertible note	—	—	—
Net income (loss) attributable to ordinary shareholders	(2,595,941)	63,569	(78,179)
Shares (Denominator):
Weighted average number of ordinary shares outstanding
Basic	4,837,255,456	4,837,255,456	4,837,255,456
Diluted	4,837,255,456	4,858,518,429	4,837,255,456
Net income (loss) per share—basic and diluted
Basic	(0.0005)	0.00001	(0.00002)
Diluted	(0.0005)	0.00001	(0.00002)

As of December 31, 2023, 2024 and 2025, diluted net income (loss) per share does not include the following instruments as their inclusion would be antidilutive:

	For the years ended December 31,
	2023	2024	2025
Share options	223,932,653	223,648,753	223,523,753
Restricted shares units	21,262,973	—	21,262,973
Total	245,195,626	223,648,753	244,786,726

17.Related Party Balances and Transactions

During the years ended December 31, 2024 and 2025, a related party who is a shareholder and director of the Group provided unsecured, interest-free loans to the Group to support its working capital needs. These loans were approved by the board of directors and were made on terms and conditions no less favorable to the Group than those available from unrelated third parties. The outstanding balances of such loans were US$0.2 million and US$0.4 million as of December 31, 2024 and 2025, respectively.

The Group holds a 4% partnership interest in a privately held investment limited partnership through an equity nominee arrangement with the same related party. As of December 31, 2025, the carrying amount of the long-term investment was US$0.3 million. The related party does not have any economic interest in the partnership interest and holds such interest solely as a nominee for the benefit of the Group. The Group retains all rights to the economic benefits associated with such interest, including rights to profit distributions and proceeds from any disposition.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.Commitments and contingencies

Commitments

The Group did not have other significant capital commitments or significant guarantees as of December 31, 2024 and 2025, respectively.

Contingencies

Management records and discloses legal contingencies in accordance with ASC Topic 450, Contingencies. The Group establishes reserves for these contingencies at the best estimate, or if no one number within the range of possible losses is more probable than any other, the Group records a liability at the low end of the range of losses. Contingencies affecting the Group primarily relate to legal and regulatory matters, which are inherently difficult to evaluate and are subject to significant changes. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group monitors the stage of progress of its litigation matters to determine if any adjustments are required. As of December 31, 2025, the Group is a defendant in a lawsuit initiated by a cloud service provider, which seeks the return related to preferential discounts under certain service arrangements, together with any applicable interest and costs. Based on currently available information, management believes the claims lack merit and is unable to reasonably estimate any potential loss, if any. Accordingly, no provision has been recorded in the accompanying consolidated financial statements. While the ultimate outcome cannot be predicted with certainty, management believes that any reasonably possible loss would not be material to the Group’s consolidated financial position, results of operations, or cash flows.

19.Segment Information

Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s chief operating decision maker (“CODM”) has been identified as the Chairman of the Board of Directors and Chief Technology Officer and Acting Chief Financial Officer, assesses performance and determines resource allocation for the one operating segment based on the consolidated income from operations. The consolidated results regularly provided to the CODM include revenues, significant segment expenses and consolidated income from operations, which are consistent with those reported on the consolidated statements of comprehensive income.

Information about the Group’s non-current assets is presented based on the geographical location of the assets as follows:

	As of December 31,
	2024	2025
	US$	US$
PRC	480,089	700,028
USA	35,758	53,416
Total	515,847	753,444

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.Mainland China Contribution Plan

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan, pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were US$2,148,785, US$1,394,608 and US$1,035,776 for the years ended December 31, 2023, 2024 and 2025, respectively.

21.Restricted Net Assets

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Group’s PRC subsidiaries, affiliates and VIEs. As of December 31, 2025, the total restricted net assets were US$90,992,700.

22.Subsequent Event

The American Depositary Share (“ADS”) program was terminated on January 5, 2026. Following the termination, The Group’s securities are no longer traded in the form of ADSs on a U.S. exchange. The Group continues to evaluate capital markets alternatives and does not expect the termination to have a material adverse impact on its operations or financial position.

SCHEDULE I—ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

COOTEK (CAYMAN) INC.

CONDENSED BALANCE SHEETS

	As of December 31,
	2024	2025
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	245,740	1,006
Prepaid expenses and other current assets	1,670	—
Total current assets	247,410	1,006
Advances to subsidiaries and VIEs	21,908	121,376
TOTAL ASSETS	269,318	122,382
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses and other current liabilities	136,353	100,571
Accrued salary and benefits	250,000	170,000
Other current liabilities	—	—
Total current liabilities	386,353	270,571
Advances from subsidiaries and VIEs	—	—
Other non-current liabilities	—	—
TOTAL LIABILITIES	386,353	270,571
SHAREHOLDERS’ DEFICIT:
Ordinary shares	48,372	48,372
Additional paid-in capital	218,379,858	218,417,583
Accumulated deficit	(216,859,796)	(216,937,975)
Accumulated other comprehensive loss	(1,685,469)	(1,676,169)
Total shareholders’ deficit	(117,035)	(148,189)
TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/ EQUITY	269,318	122,382

SCHEDULE I—ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

COOTEK (CAYMAN) INC.

CONDENSED STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Net revenues	—	—	—
Cost of revenues	—	—	—
Gross loss	—	—	—
Operating expenses:
General and administrative expenses	(1,468,711)	(438,071)	(374,879)
Research and development expenses	(39,909)	(60,297)	(24,033)
Sales and marketing expenses	—	—	—
Other operating income, net	136,129	136,129	40,585
Total operating expenses	(1,372,491)	(362,239)	(358,327)
Loss from operations	(1,372,491)	(362,239)	(358,327)
Interest expenses, net	(7,490)	1,652	4,740
Fair value change of derivatives	—	—	—
Foreign exchange gains (losses), net	(1)	(3)	—
Loss before income taxes and equity in earnings of subsidiaries	(1,379,982)	(360,590)	(353,587)
Net loss before equity in earnings of subsidiaries	(1,379,982)	(360,590)	(353,587)
Equity in (loss) income of subsidiaries and share of (loss) income from VIEs	(1,215,959)	424,159	275,408
Net (loss) income attributed to CooTek (Cayman) Inc.	(2,595,941)	63,569	(78,179)

SCHEDULE I—ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

COOTEK (CAYMAN) INC.

CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Operating activities:
Net (loss) income	(2,595,941)	63,569	(78,179)
Equity in (income) loss of subsidiaries, VIEs and VIEs’ subsidiaries	1,215,959	(424,159)	(275,408)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation	704,565	134,560	37,725
Amortization of issuance cost and debt discounts related to convertible notes	51,797	—	—
Change in fair value of derivatives	—	—	—
Changes in assets and liabilities:
Accrued expenses and other current liabilities	292,842	(741,434)	(35,784)
Other receivables, deposits and other assets	—	1,692	1,670
Accrued salary and benefits	(138,975)	(33,000)	(80,000)
Other non-current liabilities	(136,129)	(35,783)	—
Net cash used in operating activities	(605,882)	(1,034,555)	(429,976)
Investing activities:
Advances to subsidiaries and VIEs	(4,819,580)	(974,894)	(2,136,760)
Repayment of advances to subsidiary	6,607,179	2,250,000	2,322,002
Net cash provided by investing activities	1,787,599	1,275,106	185,242
Financing activities:
Proceeds from issuance of ordinary shares upon exercise of options	—	—	—
Repayment of convertible notes	(1,806,453)	—	—
Net cash (used in) provided by financing activities	(1,806,453)	—	—
Net (decrease) increase in cash, cash equivalents and restricted cash	(624,736)	240,551	(244,734)
Cash, cash equivalents and restricted cash at beginning of year	629,925	5,189	245,740
Cash, cash equivalents and restricted cash at end of year	5,189	245,740	1,006

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

4. As of December 31, 2024 and 2025, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.